Form 20-F
period 2024-12-31
AngloGold Ashanti PLC
filed 2025-04-15
CIK 1973832

As filed with the Securities and Exchange Commission on 15 April 2025

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
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2024
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
E-mail: gdoran@aga.gold, 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States of America
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of $1.00 each	503,527,052

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No ☒

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
☐

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

PRESENTATION OF INFORMATION
In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold, AngloGold Ashanti, AGA, the company, the Company, we, us, our, the group and the Group are references to (i) subsequent to the implementation of the corporate restructuring described below, AngloGold Ashanti plc including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti plc and (ii) prior to the implementation of the corporate restructuring described below, AngloGold Ashanti
Limited including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti Limited.
Corporate restructuring
In September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales and tax resident in the United Kingdom (UK), with a primary listing of its ordinary shares on the New York Stock Exchange (NYSE), and secondary listings of its ordinary shares on the
Johannesburg Stock Exchange (JSE) and A2X Market (A2X) in South Africa and of its ordinary shares and Ghanaian Depositary
Shares on the Ghana Stock Exchange (GSE) in Ghana.
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
In addition, upon completion of the corporate restructuring, the Group’s global headquarters were moved to Denver, Colorado in the United States. The Company’s registered office and principal executive office are located in the United Kingdom. The Group also retains a substantial corporate office in Johannesburg, South Africa.
IFRS financial statements and reporting
As a company incorporated in the United Kingdom, AngloGold Ashanti prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). These financial statements are distributed to shareholders and are submitted to the NYSE, JSE as well as the GSE.
AngloGold Ashanti qualifies as a foreign private issuer (“FPI”) in the United States for purposes of the U.S. Securities Exchange
Act of 1934, as amended (the “Exchange Act”), is filing annual reports on Form 20-F with the U.S. Securities and Exchange
Commission (the “SEC”) and is furnishing current reports on Form 6-K with the SEC as the SEC has prescribed for FPIs.
AngloGold Ashanti is continuing its preparation in order to be able to comply with the more comprehensive reporting framework applicable to U.S. domestic issuers in the event that it becomes required to do so upon any loss of FPI status. In the meantime,
AngloGold Ashanti intends to continue to provide financial and operational updates, including unaudited condensed consolidated interim financial statements, on a quarterly basis. Such quarterly financial and operational updates will be furnished on current reports on Form 6-K to the SEC.
Currency
AngloGold Ashanti presents its consolidated financial statements in United States dollars.
In this annual report on Form 20-F, references to US dollar, dollar, USD, US$ or $ are to the lawful currency of the United States, references to € or Euro are to the lawful currency of the European Union, references to ARS or Argentinean peso are to the lawful currency of Argentina, references to AUD, Australian dollar or A$ are to the lawful currency of Australia, references to BRL or Brazilian real are to the lawful currency of Brazil, references to TZS or Tanzanian shilling are to the lawful currency of the
United Republic of Tanzania, references to Ghanaian cedi, GHS, cedi or Gh¢ are to the lawful currency of Ghana, references to
CDF or Congolese franc are to the lawful currency of the Democratic Republic of the Congo, references to rand, ZAR or R are to the lawful currency of the Republic of South Africa, references to GBP, British pounds or £ are to the lawful currency of the United
Kingdom, references to Canadian dollar, CAD or C$ are to the lawful currency of Canada, references to Colombian peso or COP are to the lawful currency of Colombia and references to EGP or Egyptian pounds are to the lawful currency of Egypt.
Non-GAAP financial measures
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
During the financial year ended 31 December 2024, AngloGold Ashanti’s reporting for managed operations shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting only impacts managed operations with non-controlling interests (i.e., Siguiri, Cerro Vanguardia and Sukari), whereas joint operations (i.e., Tropicana), which are proportionately consolidated, remain unaffected. Non-managed joint ventures (i.e., Kibali), which are accounted for under the equity method, also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the financial years ended 31
December 2023 and 31 December 2022 have been adjusted to reflect this change in reporting.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold
Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
See “Glossary of selected terms—Financial terms—Total cash costs”, “Glossary of selected terms—Financial terms—All-in sustaining costs”, “Glossary of selected terms—Financial terms—Average gold price received per ounce”, “Glossary of selected terms—Financial terms—Sustaining capital (expenditure)” and “Glossary of selected terms—Financial terms—Non-sustaining capital (expenditure)” for definitions.
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on “all-in sustaining costs”
and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the
“all-in sustaining cost” metric which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
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
1999.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance
Note on “all-in sustaining costs” and “all-in costs” metrics during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that “total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating
Decision Maker (CODM), on a total basis. The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”,
“sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
A reconciliation of cost of sales as included in the Company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three financial years in the period ended 31 December 2024 is presented on a total (managed operations/non-managed joint ventures) and segment basis herein.
In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine (for managed operations) and the attributable ounces of gold produced and sold by mine (for non-managed joint ventures) for each of those periods herein.
A reconciliation of gold income as included in the Company’s audited financial statements to “average gold price received per ounce” for each of the three financial years in the period ended 31 December 2024 is presented on a total (managed operations/
non-managed joint ventures) basis herein.
A reconciliation of capital expenditure as included in the Company’s audited financial statements to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three financial years in the period ended 31 December
2024 is presented on a total (managed operations/non-managed joint ventures) and segment basis herein.
See “Item 5A: Operating Results—Non-GAAP analysis—Reconciliations” for reconciliations.
Shares and shareholders
In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders, equity shareholders and shareholders/
members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.
Rounding
Rounding of figures in this annual report on Form 20-F may result in computational discrepancies.

CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this annual report on Form 20-F, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition.
These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”,
“may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-
looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.
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

GLOSSARY OF SELECTED TERMS
Financial terms

2028 notes: The $750 million aggregate principal amount of 3.375 percent notes due 2028 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
2030 notes: The $700 million aggregate principal amount of 3.750 percent notes due 2030 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
2040 notes: The $300 million aggregate principal amount of 6.50 percent notes due 2040 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
Adjusted EBITDA: “Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain
(loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates EBITDA. The Adjusted EBITDA calculation is based on the formula included in AngloGold
Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.

Adjusted net debt: “Adjusted net debt” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.

All-in sustaining costs (AISC): “All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with
Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.

Attributable: Share of gold ounces, gold income, capital expenditure, Mineral Resource and Mineral Reserve and other items, as applicable, based on ownership interest.
Average gold price received per ounce ($/oz): “Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - managed operations” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.

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

Ounces of gold produced: The consolidated number of gold ounces produced by managed and joint operations. The attributable number of gold ounces produced by non-managed joint ventures.
Ounces of gold sold: The consolidated number of gold ounces sold by managed and joint operations. The attributable number of gold ounces sold by non-managed joint ventures.
Rated bonds: Collectively, the 2028 notes, the 2030 notes and the 2040 notes.
Region: Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Egypt, Ghana, Guinea and Tanzania and projects in Côte d’Ivoire), Australia and the Americas (Argentina and Brazil and projects in the United States and Colombia).

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

Total cash costs: “Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-
products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the Group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$, USD, US dollar or dollar	United States dollar
ARS or Argentinean peso	Argentinean peso
A$, AUD or Australian dollar	Australian dollar
BRL or Brazilian real	Brazilian real
£, GBP or British pound	British pound
C$, CAD or Canadian dollar	Canadian dollar
COP or Colombian peso	Colombian peso
CDF or Congolese franc	Congolese franc
E£, EGP or Egyptian pound	Egyptian pound
€, EUR or Euro	European euro
Gh¢, GHS, Ghanaian cedi or cedi	Ghanaian cedi
TZS or Tanzanian shilling	Tanzanian shilling
ZAR, R, South African rand or rand	South African rand

Mining terms

Banded iron formation (BIF): A chemical sediment, typically thin-bedded or laminated with greater than 15 percent iron of sedimentary origin.
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
Diamond drilling (DD): A form of core drilling which uses a rotary drill with a diamond drill bit attached in order to create precisely measured drill holes.
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
Localised uniform conditioning (LUC): A technique developed to spatially locate selective mining unit grades that have been derived using uniformed conditioning.
Long hole open stoping (LHOS): A form of sub-level open stoping which involves excavating ore in a series of horizontal or sub-horizontal levels, known as stopes. This method is used in both hard rock and soft rock mining operations and is ideal for mining steeply dipping ore bodies, where it is more challenging to drill parallel drifts and cross cuts.

Longitudinal retreat stoping (LRS): A mining method used for continuous extraction along the length of narrow veins and can be mechanised to some extent.
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

Metallurgical plant / gold plant / plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
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

Mineable shape optimiser (MSO): A widely recognised industry-standard software tool used to generate the optimal size, shape and location of stopes for underground mine design.

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

Reverse circulation (RC) drilling: A form of percussion drilling that uses compressed air to flush material cuttings out of the drill hole.
Run-of-mine (ROM): The unprocessed mined material which consists of the soil and rock of overburden, minerals, middlings, contamination and impurities.
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
Selective mining unit (SMU): This concept comes out of geostatistical estimation and relates to the smallest unit that can be mined selectively. This will vary with the style of the mineralisation, the mining method and equipment size. The concept is to select the smallest regular cell size that can be practically mined by appropriately sized mining equipment.

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
Sub-level open stoping (SLOS): This method is a variation of open stoping that involves dividing the ore body into horizontal slices or sub-levels. Each sub-level is mined progressively, starting from the bottom, with drilled holes for blasting and ore removal. The method allows for selective ore mining and can be adapted to varying vein widths.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility: Facility designed to store discarded tailings.
Tonnage: Quantity of material measured in tonnes.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.

Tonnes treated: This is the volume of gold-bearing ore processed and treated at our on-site gold plants to extract the gold and silver. Tonnes treated are often used to calculate efficiency or intensity of use data such as GHG emissions and water used per tonne treated.

Total recordable injury frequency rate (TRIFR): The total number of recordable injuries and fatalities that occurs per million hours worked.
Traverse open stoping (TOS): One of the most used underground mining methods is open stope mining which involves extracting a large body of ore through drilling and blasting. This mining method allows for complex stope sequencing, and is considered more efficient for mining wide, steep orebodies.

Underground mining: The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.

Underhand drift and fill (UHDF): A mining method which follows the local variations to the orebody and is considered to provide greater control on excavation and stability, with reduced dilution and increased mining recovery outcomes.

Uniform conditioning (UC): The uniform conditioning method estimates a tonnage and grade of mineralisation that can be recovered using the selective mining unit at the chosen cut-off value.
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

Abbreviations

°	Degree
%	Percentage
%Cu	Percentage copper
$	United States dollar
$/oz	United States dollar per ounce
$/lb	United States dollar per pound
µm	Micron
3D	Three-dimensional space
A2X	A2X Markets
AAIL	AngloGold Ashanti (Iduapriem) Limited
AARL	Anglo American Research Laboratories
ABC	Archean-Birimian Contact
ABU	African Business Unit
ACCU	Australian Carbon Credit Unit
ACH Committee	Aboriginal Cultural Heritage Committee
ADS	American Depositary Share
AFIP	Argentinean Tax Authority
Ag	Silver
AGA	AngloGold Ashanti plc
AGA Mineração	AngloGold Ashanti Córrego do Sítio Mineração
AGAC	AngloGold Ashanti Colombia S.A.S.
AGAG	AngloGold Ashanti (Ghana) Limited
AGAH	AngloGold Ashanti Holdings plc
AGANA	AngloGold Ashanti North America Inc.
AGM	Annual General Meeting
AIG	The Australian Institute of Geoscientists
AIM	Alternative Investment Market (London Stock Exchange)
AISC	All-in sustaining costs
ANAIM	Guinean national agency for the development of mining infrastructures
ANLA	Colombian National Environmental Licencing Authority
ANM	Brazilian National Mining Agency or Colombian Mining Authority (as applicable)
APPA	Colombian protected area for food production
ARK	Agbarabo-Kombokolo-Rhino
Au	Gold
AusIMM	The Australasian Institute of Mining and Metallurgy
B2Gold	B2Gold Corp.
Barrick	Barrick Gold Corporation
BBSY	Bank Bill Swap Bid Rate
BEng	Bachelor of Engineering
BEPS	Base erosion and profit shifting
BIF	Banded iron formation
BIOX	Bacterial oxidation
BIT	Bilateral investment treaty
BLM	United States Federal Bureau of Land Management
BMRR	State of Nevada Division of Environmental Protection’s Bureau of Mining Regulation and Reclamation
B2Gold	B2Gold Corp.
Board	Company’s board of directors
BSc	Bachelor of Science
BSc Eng	Bachelor of Science in Engineering
BSc Hons	Bachelor of Science Honours
CCD	Counter Current Decant system in thickeners
CDI	Chess Depositary Interests
CdS	Córrego do Sítio
Centamin	Centamin plc
CEO	Chief Executive Officer
CFEM	Brazilian Compensação Financeira pela Exploração Mineral
CFO	Chief Financial Officer

CGU	Cash Generating Unit
CIL	Carbon-in-leach
CIO	Chief Information Officer
CIP	Carbon-in-pulp
CIS	Center for Internet Security
CISO	Chief Information Security Officer
CO2	Carbon Dioxide
CODM	Chief Operating Decision Maker
Coeur Sterling	Coeur Sterling, Inc.
CompCo	Compensation and Human Resources Committee
Corvus Gold	Corvus Gold Inc.
COSO	Committee of Sponsoring Organisations of the Treadway Commission
CPI	Consumer Prices index
CPO	Chief People Officer
Cu	Copper
CVSA	Cerro Vanguardia S.A.
Cyanisorb	Cyanide Recovery Plant
DCE	Declaração de Condição de Estabilidade
DCO	Declaração de Conformidade e Operacionalidade
DCP	Disclosure controls and procedures
DD	Diamond drilling
DEI	Declaration of Environmental Impact
DIAN	Colombian Tax Office
DNU	Argentinean Decreto de Necesidad y Urgencia
Dodd-Frank Act	United States Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended
DRC	Democratic Republic of the Congo
DSP	Deferred Share Plan
DTC	The Depository Trust Company
ECSA	The Engineering Council of South Africa
EEAA	Egyptian Environment Affairs Agency
EHS	Environmental, health and safety
EIA	Environmental Impact Assessment
EMRA	Egyptian Mineral Resources Authority
EPS	Enhanced Production Scheduler
ERP	Enterprise resource planning
ESG	Environmental, social and governance
EU	European Union
EVP/COO	Executive Vice President/Chief Operating Officer
Exchange Act	United States Securities Exchange Act of 1934, as amended
ExCom	Executive Committee
EY	Ernst & Young Inc.
FAP	Full Asset Potential Programme
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FCCA	Fellow Member of Association of Chartered Certified Accountants
FMA	Argentinean Federal Mining Agreement
FMSHRC	United States Federal Mine Safety and Health Review Commission
Fomicruz SE	Fomento Minero de Santa Cruz Sociedad del Estado
FPI	Foreign Private Issuer
FS	Feasibility Study
FTSE	Financial Times Stock Exchange
FVTOCI	Fair value through other comprehensive income
FVTPL	Fair value through profit or loss
G or g	Grams
g/t	Grams per metric tonne
GGM	Geita Gold Mine
Ghana EPA	Ghana Environmental Protection Agency
GhDS	Ghanaian Depositary Share
GHG	Greenhouse gas

GSE	Ghana Stock Exchange
GSL	Ghanaian Growth and Sustainability Levy
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
GMM Act	Ghanaian Minerals and Mining Act, 2006 (Act 703), as amended
Gold Fields	Gold Fields Limited
GRA	Ghana Revenue Authority
GRI	Global Reporting Initiative
GRIDCo	Ghana Grid Company Limited
GSSA	The Geological Society of South Africa
H2O-CO2	Water-carbon dioxide
HME	Heavy mining equipment
HMRC	His Majesty’s Revenue and Customs
IASB	International Accounting Standards Board
ICFR	Internal control over financial reporting
ICMM	International Council on Mining & Metals
ID&E	Inclusion, Diversity and Equity
IFRS	International Financial Reporting Standards as issued by the IASB
IMF	International Monetary Fund
IMMM	The Institute of Materials, Minerals and Mining
Iron Quadrangle	Quadrilátero Ferrífero
IRS	United States Internal Revenue Services
iSIMS	Integrated Sustainability Information Management System
IT	Information technology
ITGC	Information Technology General Controls
JSE	JSE Limited (Johannesburg Stock Exchange)
JV	Joint venture
KCD	Karagba, Chauffeur and Durba
Kg or kg	Kilograms
Km or km	Kilometres
Km2	Square kilometres
Koz	Thousand ounces
ktpa	Kilometric tonnes per annum
kV	Kilovolt
LBMA	London Bullion Market Association
LHOS	Long Hole Open Stoping
LIBOR	London Interbank Offer Rate
LOM	Life-of-mine
LOS	Longitudinal Open Stoping
LRS	Longitudinal Retreat Stoping
LUC	Localised Uniform Conditioning
M or m	Metre or million, depending on the context
m3	Cubic metre
m3/s	Cubic metre per second
MAusIMM	Member of the Australasian Institute of Mining and Metallurgy
MCF	Mine call factor
MCQ	Minera de Cobre Quebradona S.A.S. B.I.C.
MetRF	Metallurgical recovery factor
Mine Act	United States Federal Mine Safety and Health Act of 1977, as amended
Mlb	Million pounds
MME	Brazilian Ministry of Mines and Energy
MMEA	Egyptian Model Mining Exploitation Agreement
Mo	Molybdenum
MoP	Egyptian Minister of Petroleum and Mineral Resources
Moto	Moto Goldmines Limited
Moz	Million ounces
MPhil	Master of Philosophy
MRD	Mineral Reserve Development

MRF	Mining recovery factor
mRL	Metres relative level
MSc	Master of Science
MSG	Mineração Serra Grande Sociedade Anônima
MSHA	United States Department of Labor's Mine Safety and Health Administration
MSO	Mineable Shape Optimiser
MSR	Minimum Shareholding Requirement
Mt	Million tonnes
Mtpa	Million tonnes per annum
MW	Megawatt
NED	Non-Executive Director
NGO	Non-governmental organisation
NHIL	Ghanaian National Health Insurance Levy
NIHL	Noise-induced hearing loss
NSR	Net Smelter Return
Northern Star Resources	Northern Star Resources Limited
NYSE	New York Stock Exchange
PGM	Pharaoh Gold Mines NL
PSA	Production sharing and cost recovery agreement
PTO	Colombian Plan de Trabajos y Obras
OFS	Optimised feasibility study
OLD	Occupational lung diseases
OTC	Over-The-Counter
Oz or oz	Ounces
oz/t	Ounces per tonne
PCAOB	United States Public Company Accounting Oversight Board
PFIC	Passive foreign investment company
PMMC	Precious Minerals Marketing Company Ltd
POX	Pressure oxidation
Pr.Sci.Nat	Professional Natural Scientist of the South African Council for Natural Scientific Professions
PSP	Performance Share Plan
PwC	PricewaterhouseCoopers Inc.
QA/QC	Quality Assurance/Quality Control
QKNA	Quantitative Kriging Neighbourhood Analysis
QLD	State of Queensland (Australia)
Randgold	Randgold Resources Limited
RC	Reverse circulation drilling
RCubed	Resource and Reserve Reporting System
RMF	Resource modification factor
ROM	Run of mine
RRLT	Mineral Resource and Mineral Reserve Leadership Team
S	Sulphur
SACNASP	South African Council for Natural Scientific Professions
SAG	Société AngloGold Ashanti de Guinée S.A.
SAG mills	Semi-Autogenous Grinding mills
SASB	Sustainability Accounting Standards Board
SBB	South Brasilia Belt
SDG	Sustainable development goals
SDRT	Stamp Duty Reserve Tax
SEC	United States Securities and Exchange Commission
Securities Act	United States Securities Act of 1933, as amended
SES	Social, ethics and sustainability
SGM	Sukari Gold Mines Company
SLOS	Sub-Level Open Stoping
SME	Society for Mining, Metallurgy and Exploration
SMS	Short messaging system
SMU	Selective mining unit
SOC	Cyber Security Operations Centre

SOFR	Secured Overnight Financing Rate
SOKIMO	Société Minière de Kilo-Moto S.A.
SOX	United States Sarbanes-Oxley Act of 2002, as amended
SW	Southwest
SWNVF	Southwestern Nevada volcanic field
T or t	Tonnes
Tanesco	Tanzania Electric Supply Company Limited
TCFD	Task Force on Climate-related Financial Disclosures
TOS	Transverse Open Stoping
Tpa or tpa	Tonnes per annum
Tpd or tpd	Tonnes per day
TRA	Tanzania Revenue Authority
TRIFR	Total recordable injury frequency rate
TSF	Tailings storage facility
TSR	Total Shareholder Return
UC	Uniform Conditioning
UHDF	Underhand drift and fill (mining method)
UK	United Kingdom
UK Companies Act	UK Companies Act 2006, as amended
UNCITRAL	United Nations Commission on International Trade Law
UNECA	United Nations Economic Commission for Africa
UNGC	United Nations Global Compact
UNGPs	United Nations Guiding Principles for Business and Human Rights
UNSDGs	United Nations Sustainable Development Goals
US/U.S./USA/United States	United States of America
VAT	Value added tax
VPSHR	Voluntary Principles on Security and Human Rights
WA	State of Western Australia (Australia)
WGC	World Gold Council
XBRL	eXtensible Business Reporting Language (including in-line XBRL, i-XBRL)
ZAPPA	Colombian protection zone for food production

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
•Mining is inherently hazardous and the related risks of events that cause disruptions to AngloGold Ashanti’s mining operations may adversely impact the environment or the health, safety or security of its workers or the local community, production, cash flows and overall profitability.
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
Mining projects, including exploration sites, are often located at or near existing towns and villages, natural waterways and other infrastructure or natural resources and the current and historical , as well as potential future, environmental and health  impacts of dust generation or other air quality issues, waste storage, surface or ground water quality or water shortages may be directly adverse to those communities. Accordingly, poor operational or management practices, whether actual or perceived, or, in particular, adverse changes in the supply or quality of water, in the areas where AngloGold Ashanti’s mining operations are located can result in community groups, non-governmental organisations (“NGOs”) and institutional investors raising concerns or commencing litigation, community protest, regulatory sanctions or ultimately in the withdrawal of, or failure to obtain, community and government support for company operations. For example, popular consultations have been held in the Colombian municipalities of Piedras and Cajamarca in the Tolima department to oppose mining activities in those areas in 2013 and 2017, respectively. See “Item 8A: Legal Proceedings—Colombia”.
If AngloGold Ashanti is unsuccessful in securing or maintaining community support for its projects, or groups opposed to mining successfully pursue similar or other legal mechanisms to attempt to block exploration or extraction activities, there could be an adverse impact on AngloGold Ashanti’s reputation, its ability to develop its mining concessions, and its results of operations and financial condition.
Disputes with surrounding communities may also affect mining operations, particularly where they result in restrictions of access to supplies and to mining operations. The miners’ access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land and land use is of critical importance to the Company for exploration and mining, as well as for ancillary infrastructure. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices. For example, compensation remains a significant area of concern at Siguiri in Guinea, Geita in Tanzania and Iduapriem and Obuasi in Ghana. Delays in projects as well as increased costs attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production. Where consultation with stakeholders is statutorily or otherwise mandated and relations do not remain amicable, disputes may lead to reduced access to properties or delays in operations.
AngloGold Ashanti is subject to risks related to the development of existing and new mining projects that may adversely affect its results of operations and profitability.
Development of AngloGold Ashanti’s existing and new mining projects may be subject to unexpected problems, costs and delays that could impact the Company’s ability to develop or operate the relevant project as planned. For example, constraints on the supply of mining and processing equipment, increases in capital and operating costs, or reduced availability of consistent skilled labour, utilities, transportation and/or appropriate smelting and refining arrangements and other logistical issues  could result in delays in completing projects.
AngloGold Ashanti may prove unable to successfully operate existing mine sites or to develop potential exploration sites due to, for example, social and community opposition, litigation and governmental regulatory or administrative proceedings, changes in applicable regulations or other requirements, the classification of land covered by mining titles as an environmentally-protected area or a protected area for food production, ore body grades, the inability of any such project to meet AngloGold Ashanti’s investment hurdle rate, and delays that could result in the expiry of permits. For example, in 2016, the Colombian government designated certain wetlands and moorlands in and around the La Colosa project as “paramos” areas, or paramos transition areas, in Resolution 1987/2016, thereby declaring them environmentally important protected areas. As there are limitations, and in some instances outright bans, on mining and mining-related activities in such areas, AngloGold Ashanti is challenging
Resolution 1987/2016  before the Colombian courts. See “Item 8A: Legal Proceedings—Colombia”. In January 2024, the
Colombian government adopted rules which empower it to issue specific resolutions declaring environmental protected areas, on a temporary basis, which would result in the restriction, and possibly prohibition, of mining activities in those areas. In addition, in
December 2024, the Colombian government declared, based on Colombia’s National Development Plan 2022-2026, a protection zone for food production which overlaps with the area of the Quebradona project. In February 2025, the Colombian government issued a draft resolution proposing to declare a temporary renewable natural resources reserve zone (which is a form of environmental protected area) over multiple municipalities in the southwest of the Department of Antioquia, including the area in which the Quebradona project is located. AngloGold Ashanti is currently evaluating the potential impact of this draft resolution on the Quebradona project. While any future impacts on the La Colosa project, the Quebradona project or the Company’s operations in Colombia in general can only be determined in light of any specific resolutions that declare an environmental protected area (or a renewable natural resources reserve zone) or a specific protected area for food production, including the geographical coverage and scope of restrictions provided in such resolutions, and the interpretation thereof by the relevant authorities, such resolutions could result in the restriction, and possibly prohibition, of mining activities in those areas.  See “Item
4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Colombia”. See also
“—AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation”. The remote location of many mining properties, delays in obtaining or failure to obtain necessary environmental and other governmental permits and approvals, the impact of public health crises, epidemics or pandemics (for example the
COVID-19 pandemic) as well as third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. For example, in
November 2021, the National Environmental Licensing Authority of Colombia (Autoridad Nacional de Licencias Ambientales or
“ANLA”) officially notified AngloGold Ashanti of its decision to ‘archive’ AngloGold Ashanti’s 2019 environmental licence application relating to the development of the Quebradona project. ANLA neither denied nor granted the licence, but deemed that the information provided by AngloGold Ashanti was not sufficient for this authority to make a substantive decision, and the archiving decision was confirmed on appeal in April 2022. AngloGold Ashanti is in the process of preparing a new Environmental
Impact Assessment in connection with its environmental licence application for the project, which is currently expected to be submitted to ANLA in 2027.
Accordingly, AngloGold Ashanti’s future development activities may not result in an increase to or the replacement of current production, one or more new production sites or facilities may not be developed as planned or may be less profitable than anticipated or even be loss-making, or such challenges and difficulties may lead to a reduction in its Mineral Resource and
Mineral Reserve, which may be significant. A failure in the Company’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.

AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations.
Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation.
AngloGold Ashanti’s operations are subject to extensive and stringent  environmental, health and safety laws and regulations in the various jurisdictions in which it operates. These regulations, as well as international standards for the industry, establish limits and conditions on the Company’s ability to conduct its operations and govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control and GHGs); mine and dam safety; regulatory and community reporting; clean-up of environmental contamination; land use and conservation of protected areas; protection of threatened and endangered species; rehabilitation and closure of mined land; worker health and safety and community health; and the generation, use, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings.
The cost of compliance with environmental, health and safety laws and regulations is expected to continue to be significant to
AngloGold Ashanti. From time to time, new or updated laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject, including with respect to tailings management and TSFs.
See “—Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply with these requirements or an incident involving a tailings storage facility, could adversely impact AngloGold
Ashanti’s financial condition, results of operations and reputation”. Should compliance with these laws, regulations and standards require a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, the Company’s results of operations and financial condition could be adversely affected. For example, AngloGold Ashanti expects to incur approximately $62 million to $66 million in capital expenditure and operating costs during 2025-2031 in connection with the treatment and disposal of a quantity of legacy arsenic trioxide waste located at the Obuasi mine. AngloGold Ashanti could also incur fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental, health and safety laws and regulations or the terms of AngloGold Ashanti’s permits. For example, in 2022, AngloGold Ashanti was informed of two incidents involving potentially unauthorised cutting of vegetation in an area designated as forest reserve, one by a tenant in 2020 and the other by a contractor in 2021, at the La Colosa project near Cajamarca. With respect to the incident involving the tenant, Cortolima, the regional environmental authority in the Tolima department, issued a resolution pressing charges against AngloGold Ashanti  and, in 2023, AngloGold Ashanti opposed the charges in its answer to Cortolima’s resolution.
Cortolima referred the incident involving the contractor to the Colombian Ministry of Environment and Sustainable Development
and, in late 2024, the Ministry provided notice that it had commenced an environmental sanctioning process against AngloGold
Ashanti in respect of such incident. Both matters are still pending.
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
Failure to comply with applicable environmental, health and safety laws and regulations may also result in the suspension or revocation of operating permits. For example, in Colombia, AngloGold Ashanti’s core mining concession contracts provide that the Colombian mining authority, having regard to due process, could declare the underlying concession void if the Company repeatedly or continually breaches applicable environmental laws or regulations or engages in acts of corruption or other serious misconduct. In the event the concession is voided, AngloGold Ashanti could be required to abandon the relevant project and, depending on the severity of the violations or misconduct, the Colombian mining authority may cancel its other existing, or reject its proposals for new, mining concession contracts and the Company could be banned from doing business with the Colombian government for a period of five years.
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
Environmental impacts arising in connection with AngloGold Ashanti’s current or historical operations could lead to the imposition of legal obligations, including the remediation of environmental contamination, claims for property damage and personal injury from adjacent communities and regulatory enforcement resulting in penalties or restrictions on mining operations. For example, temporary gold processing stoppages after environmental incidents, such as TSF leaks, pipeline failures or deficiencies in water management systems, have occurred previously at AngloGold Ashanti’s operations. In February 2025, process water and related solids were released through a breach in the liner at the Beposo TSF, which services the Iduapriem mine, resulting in temporarily elevated levels of cyanide in several downstream watercourses. The leak was contained, and environmental monitoring and remediation activities as well as liner repairs are ongoing. The national environmental authority issued a notice cautioning the public from using impacted surface waters until further notice. Leaks or discharges of hazardous materials, or the discovery of previously unknown contamination, could result in liabilities for clean-up or personal injury or penalties that may not be covered by insurance. The Company has identified groundwater contamination plumes at certain of its operations that have occurred primarily as the result of seepage from surface operations and facilities, including tailings storage facilities and waste rock piles, or from sulphide or other substances in local rock formations which are exposed to water. In addition, closure of a mine could trigger or accelerate regulatory or other obligations, including to conduct environmental rehabilitation activities and/or to address historical impacts on environmental quality in the area surrounding the mine. Costs incurred by AngloGold Ashanti in excess of its existing provisions for such matters, or on a more accelerated or compressed timeline than currently anticipated, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.
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
AngloGold Ashanti’s operations are  dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits or rights to abstract water from certain natural sources that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water supply, quality and usage are areas of focus and potential concern across all of AngloGold Ashanti’s mining operations , its mine development projects in Nevada, and its mine development project at Quebradona in Colombia.  Any failure by AngloGold
Ashanti to secure access to sufficient water supplies or volumes, or achieve and maintain compliance with applicable requirements of the permits or rights, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by AngloGold Ashanti to comply with water contamination related directives may result in further, more stringent, directives being issued against AngloGold Ashanti, which may, in some cases, result in a temporary or partial shutdown of some of the Company’s operations.
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
AngloGold Ashanti’s provisions for decommissioning and for restoration (excluding non-managed joint ventures) totaled $700 million in 2024, $625 million in 2023, and $578 million in 2022. Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health, safety and community issues are estimated and financial provision made based upon current available information based on AngloGold Ashanti’s commitments, applicable environmental legislation or agreements with governments. Estimates notably relate to discount rates, which may vary due to changes in global economic and political risk conditions and assumptions, each of which is subject to change and certain changes may not be reasonably foreseen, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). As such, estimates may be insufficient and further costs may be identified at any stage that may exceed the provisions that AngloGold
Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti’s asset values, earnings and cash flows. Further, sudden changes in a life-of-mine plan or the accelerated closure of a mine may give rise to the recognition of additional liabilities that are not anticipated.
Environmental laws, regulations and standards are subject to  change and are generally becoming more stringent. Changes to
AngloGold Ashanti’s environmental compliance obligations or operating requirements, or its anticipated obligations for remediation or rehabilitation of environmental impacts, could adversely affect its operations, rate of production and revenue.
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
Mining and mineral processing operations generate waste rock and tailings. The impact of managing related solid and hazardous materials, including dust and residual chemicals and metals, or a breach, leak, or other failure of a waste rock pile, facility or TSF, including any associated dam, can be significant. A significant incident at AngloGold Ashanti’s operations could result, among other things, in the voluntary or mandatory shutdown of a TSF, penalties or other enforcement actions, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could also result in governmental action to tighten regulatory requirements and restrict certain mining activities, in particular with respect to TSFs. See “—AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation”. In addition,
AngloGold Ashanti expects that affected communities will increasingly seek engagement and information with respect to the adequacy of the safety measures in place to protect them from TSF-related incidents and perceived risks.
In recent years, environmental licensing processes for mining companies have become more stringent, and especially those involving TSFs in Brazil. Brazilian authorities, both at the federal and state levels, have generally increased scrutiny of mining operations in Brazil, and of TSFs and tailings piles in particular, and have adopted strict laws and regulations applicable to the approval, licensing, construction, management, closure and decharacterisation (or “descaracterização”, which generally means that the structure no longer serves its primary purpose of acting as a tailings containment) of TSFs in Brazil. It is likely that there will be further changes in federal and state legislation and regulation, as well as much more intense scrutiny and control of
(including through risk assessments, required engineering certifications and mandatory installation of monitoring devices), as well as increased costs associated with inspecting, maintaining and constructing TSFs. Additionally, public prosecutors in Brazil have been pursuing an active role in the enforcement of new state and federal laws and regulations relating to TSFs by way of legal action against several mining companies to compel compliance with these new rules; the outcome of such lawsuits generally cannot be predicted. For example, a lawsuit against one of the Company’s Brazilian subsidiaries in the state of Goiás in respect of the Serra Grande tailings dam is currently pending appeal. See “Item 8A: Legal Proceedings—Brazil”. If such lawsuit or any future lawsuits of a similar nature are resolved adversely to AngloGold Ashanti, such outcome may result in additional and accelerated operating or capital costs for the Company, including costs exceeding its current provisions for decharacterising its TSFs in Brazil, which may adversely affect AngloGold Ashanti’s financial condition and results of operations.
Furthermore, operational, technical or safety issues at a TSF could lead to a partial or full suspension of operating activities at a mining operation, which may adversely affect AngloGold Ashanti’s financial condition and results of operations. For example, tailings deposition at the Calcinados TSF in Brazil, as well as processing of gold concentrate at the Queiroz metallurgical plant, which services the Cuiabá mine complex (composed of the Cuiabá and Lamego mines), was suspended between December
2022 and September 2024 while engineering and geotechnical work was conducted and the decharacterisation plan for the
Calcinados TSF was updated and submitted to the relevant authority. See “Item 4B: Business Overview—The Regulatory
Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—Environmental laws relating to mining” and “Item 4B:
Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters—Waste Management”.
In addition, a new Global Industry Standard on Tailings Management (“GISTM”) was established in August 2020 by a panel composed of industry and NGO experts. AngloGold Ashanti has committed to conform with the GISTM at all of its TSFs by
August 2025. Failure, or perceived failure, to achieve such commitment, or higher than expected costs to achieve conformity with the GISTM, could adversely impact AngloGold Ashanti’s financial condition or reputation.
AngloGold Ashanti’s ability to replace Mineral Reserve is subject to uncertainty and risks inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities as well as competition within the industry for exploration, development and operational projects which meet AngloGold Ashanti’s investment criteria.
AngloGold Ashanti must continually replace Mineral Reserve depleted by mining and production to maintain or increase production levels in the long term. This process includes exploration activities that are speculative in nature. The ability of
AngloGold Ashanti to sustain or increase its present levels of gold production depends in part on the success of its exploration activities and related project studies and it may be unable to sustain or increase such production levels.
Project studies and exploration activities necessary to determine the current or future viability of a mining operation, including the estimation of tonnages, grades and metallurgical characteristics of the ore, are often unpredictable and may be unsuccessful.
Such activities often require substantial expenditure on exploration drilling to determine the presence, extent and grade (metal content) of mineralised material. Following, and in parallel with, ongoing exploration activities AngloGold Ashanti undertakes project studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. For example, during 2023, AngloGold Ashanti completed a feasibility study at North

Bullfrog and a pre-feasibility study is currently underway at the Expanded Silicon project, which includes the Merlin and Silicon deposits.
Once mineralisation is discovered, it may take several years to determine whether an adequate Mineral Reserve exists, during which time the economic viability of the project may change due to fluctuations in factors that affect both revenue and costs, including:
•prevailing and anticipated prices of metals and other commodities, including gold, silver, copper and related by-
products;
•prevailing and anticipated local or foreign currency exchange rates;
•the required return on investment as based on the cost and availability of capital;
•applicable regulatory requirements, including those relating to environmental or health and safety matters;
•metallurgical recovery rates of gold and other metals from the ore; and
•capital expenditure and cash operating costs (which may be impacted by inflation).
These estimates depend on assumptions available during the particular project phase. Mineral Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available current and historical sampling results. Estimates are appropriate for the level of the study and further exploration and project studies may result in new data becoming available that may change previous or historical Mineral
Reserve estimates and impact the project’s technical and economic viability. Changes in the forecast prices of commodities, exchange rates, production costs or metallurgical recovery rates may change the economic viability of the Mineral Reserve resulting in revisions to previous or historical Mineral Reserve estimates. These revisions in Mineral Reserve estimates as well as changes in life-of-mine estimates could also impact depreciation and amortisation rates, asset carrying values and/or estimates for closure, restoration and environmental rehabilitation costs.
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
Due to a declining rate of discovery of new gold deposits in recent years, AngloGold Ashanti faces increased competition for the acquisition of exploration and development projects, as well as  operating  mines which meet AngloGold Ashanti’s investment criteria. From time to time, AngloGold Ashanti evaluates the acquisition of such assets. For example, in November 2024,
AngloGold Ashanti completed the acquisition of Centamin plc, which owns the Sukari gold mine in Egypt as well as the Doropo and ABC projects in Côte d’Ivoire. AngloGold Ashanti’s decision to acquire assets is based on a variety of factors, including historical operating and production results, estimates, forecasts and assumptions regarding potential Mineral Resource and
Mineral Reserve, as well as capital and operating expenditure, and takes into account gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant asset. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the relevant Mineral Reserve.
As a result of these uncertainties and declining grades, AngloGold Ashanti’s exploration, project studies and acquisitions may not result in the expansion or replacement of current production, the maintenance of its existing Mineral Reserve net of production or yield an increase in Mineral Reserve. AngloGold Ashanti’s results of operations and financial condition are directly related to the success of its exploration, project development and acquisition efforts and the ability to replace or increase the existing Mineral
Reserve as it is depleted. If AngloGold Ashanti is not able to maintain or increase its Mineral Reserve, its results of operations as well as its financial condition and prospects could be adversely affected.
Mining is inherently hazardous and the related risks of events that cause disruptions to AngloGold Ashanti’s mining operations may adversely impact the environment or the health, safety or security of its workers or the local community, production, cash flows and overall profitability.
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
For example, at Obuasi, during the third quarter of 2023, some underground mining equipment was lost as a result of a fall-of-
ground incident in one of the mine’s high-grade stopes. The challenges experienced due to poor ground conditions in some of the higher-grade stopes at Obuasi had an adverse impact on gold production and total operating costs at the mine and ultimately led the Company to start employing a hybrid mining method, using both the traditional Sub-Level Open Stoping (“SLOS”) mining method and the underhand drift and fill (“UHDF”) mining method in select areas at Obuasi. In March 2024, a significant rainfall event impacted both of AngloGold Ashanti’s Australian operations, in particular Tropicana. Mining and processing activities were temporarily suspended at those mines due to the subsequent flooding, and site access roads were closed, which delayed ore mining. In addition, an accident was recorded during May 2024 at Geita, in Tanzania, where an employee of a contractor was fatally injured when the light motor vehicle he was driving overturned. At Kibali, in the DRC, which is a mine co-owned by
AngloGold Ashanti but operated by Barrick Gold Corporation (“Barrick”), two employees were fatally injured in two separate incidents. Any of these or other hazards or events could, individually or in the aggregate, have a material adverse effect on
AngloGold Ashanti’s results of operations and financial condition.
Mining operations and projects are vulnerable to supply chain disruptions such that operations and development projects could be adversely affected by shortages of, as well as extended lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.
AngloGold Ashanti’s operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant, as well as transportation delays. Import restrictions can also delay the delivery of parts and equipment. In the past, AngloGold Ashanti and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has also experienced increased delivery times for these items. Shortages in essential commodities, including, for example, ammonium nitrate, have resulted in unanticipated price increases and production delays and shortfalls, resulting in both increased operating costs and capital expenditure necessary to maintain and develop mining operations.
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
AngloGold Ashanti’s procurement policy is to source mining, processing equipment and consumables from suppliers that meet its corporate values and ethical standards. Although AngloGold Ashanti monitors and assesses suppliers on their governance conduct, there is a risk that the Company may fail to identify actual instances of unethical conduct by those suppliers or other activities that are inconsistent with its values and standards.  In certain locations, where only a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times. In addition, AngloGold Ashanti’s efforts to monitor supply chain activities, including freight and logistics routes, and its engagement with its suppliers to identify disruptions on its ability to source materials or equipment or otherwise impact its operations, may not be sufficient to avoid disruptions that could have a material adverse effect on AngloGold Ashanti’s business or operations.
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
Similarly, an outbreak of infectious diseases, a pandemic or other public health threat, such as the outbreak of the SARS-CoV-2 virus responsible for COVID-19 or an outbreak of the Ebola, Marburg or monkeypox virus, the actions taken by governments in response thereto or a fear of any of the foregoing, could adversely impact AngloGold Ashanti’s operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). For example, governments can impose significant restrictions on the movement of goods, services and persons (including travel), including nationwide lockdowns of businesses and their citizens (quarantine)
and even temporary suspension of mining activities, as was done in response to the COVID-19 outbreak. Such disruptions and other manufacturing and logistical restraints could result in extended lead times in supply and distribution networks, as well as the exercise of force majeure measures, the impacts of which could eventually result in stoppage of mining operations. They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. In addition, restrictions in travel, including air travel, and border access may impact AngloGold
Ashanti’s ability to source and transport goods and services required to operate mines, transport gold doré to refineries and ship refined gold from refineries as well as increase the cost. AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by future epidemic or pandemic outbreaks or that there would be no related consequences, such as severe food shortages and social impact. Export restrictions related to any epidemic or pandemic (including as a result of government regulation and prevention measures) could similarly adversely impact AngloGold Ashanti’s financial condition and results of operations. See also “—AngloGold Ashanti’s Mineral
Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.
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
Several transactions have been completed in the gold mining industry in recent years. In this regard, some of AngloGold
Ashanti’s competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships. Similar consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving AngloGold Ashanti’s competitors may benefit from greater economies of scale as well as significantly larger, more diversified, lower cost and higher quality asset bases than AngloGold Ashanti. In addition, following such transactions certain of AngloGold Ashanti’s competitors may decide to sell specific mining assets increasing the availability of such assets in the market, which could adversely impact any sale process that AngloGold Ashanti may undertake at the same time, including such sales processes taking longer to complete or not completing at all or not realising the full value of the assets being disposed of. Such developments may adversely affect AngloGold Ashanti’s business, operating results and financial
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
In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing social and political instability as well as economic uncertainty. In such countries, there is a risk that political influence may delay or hinder strategic imperatives for cost rationalisation especially in the areas of procurement and labour reductions. See “—AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”.
AngloGold Ashanti is subject to an uncertain tax environment. Increased taxes are expected in most countries of operation.
Changes in tax laws could result in higher tax expense and payments and could materially impact AngloGold Ashanti’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions in which AngloGold Ashanti operates could limit its ability to enforce its rights. As a global company, AngloGold
Ashanti conducts its business in countries subject to complex tax rules, which may be interpreted in different ways. The interpretation and application of tax rules by tax authorities and courts in the countries in which the Company operates may be uncertain and unpredictable and could result in higher tax expense and payments than anticipated, even if such tax exposure is considered to be remote by the Company. Further interpretations or developments of tax regimes may affect the Company’s tax liabilities, return on investments and business operations. AngloGold Ashanti is regularly the subject of tax audits in its various jurisdictions of operation. In Tanzania, the Tanzania Revenue Authority (“TRA”) has been raising audit findings on various tax matters in relation to fiscal years 2009 to 2023. A total amount of $449 million was in dispute as of 31 December 2024 (2023:
$369 million) in Tanzania. AngloGold Ashanti has challenged those audit findings through the applicable administrative and judicial processes. These matters are at different stages of appeal, including before two administrative bodies, the Tax Revenue
Appeals Board and the Tax Revenue Appeals Tribunal, and the Court of Appeal of Tanzania. In March 2020, the Tax Revenue
Appeals Board found in favour of the TRA in a tax dispute relating to AngloGold Ashanti’s tax assessment for fiscal year 2012.
AngloGold Ashanti appealed this decision to the Tax Revenue Appeals Board. In Colombia, the Colombian tax authorities
(Dirección de Impuestos y Aduanas Nacionales) challenged AngloGold Ashanti’s tax treatment of exploration expenditure in relation to fiscal years 2010, 2011, 2013 and 2014, resulting in claims for additional taxes as well as interest and penalties.
During 2022, the Council of State of Colombia ruled against the Company in respect of certain of these lawsuits. The Company’s other lawsuits are still pending on appeal before the Colombian courts awaiting final judgement. See “Item 8A: Legal
Proceedings—Tax matters”. In addition, governmental authorities, whether tax, judicial or other, may also issue claims against the Company or its operations, which may be unfounded and without merit, involving substantial penalties and interest. For example, in the DRC, Kibali Goldmines S.A., which owns and operates the Kibali gold mine, has received in the past few years several claims from the DRC customs and fiscal authorities regarding customs duties, VAT and other fiscal issues, which in management’s opinion are unfounded and without merit. AngloGold Ashanti’s inability to resolve such claims and other tax disputes favourably or to enforce its rights, may have a material adverse impact on its financial performance, cash flow and results of operations.
In Guinea, DRC and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which have remained outstanding for periods longer than those provided for in the respective statutes. In Tanzania, AngloGold Ashanti calculates that net overdue recoverable input tax, fuel duties and appeal deposits (after discounting provisions) of $232 million (2023: $204 million) (including
$163 million (2023: $153 million) of VAT input credit refunds) were owed to AngloGold Ashanti as of 31 December 2024 and held by the Tanzanian government and it is not certain if and when AngloGold Ashanti will be refunded these amounts. See “Item 4B:
Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Tanzania”. In the DRC,
AngloGold Ashanti calculates that its attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to it by the DRC government amounted to $65 million (2023: $60 million) at 31 December
2024. In December 2023, an agreement was reached with the DRC government for the reimbursement of a portion of the refundable VAT, which resulted in VAT refunds of $34 million attributable to AngloGold Ashanti as at 31 December 2023. In
September 2024, a further agreement was reached with the DRC government, which resulted in VAT refunds of $11 million attributable to AngloGold Ashanti as of 31 December 2024. However, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of AngloGold Ashanti’s remaining VAT receivables in the
DRC. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Democratic Republic of the Congo (DRC)”. Similarly, as a general matter, it is not certain when or whether AngloGold Ashanti will be refunded all tax-related amounts due from any other government.
The countries in which AngloGold Ashanti operates may also introduce export restrictions, exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries as well as adversely affect their results of operations and financial condition. For example, in March 2017, the
Tanzanian government announced an immediate ban on gold, silver, copper and nickel ore exports, in an attempt to ensure that mineral value-addition activities would be carried out in-country. Further, in 2018, the DRC government imposed new exchange control rules, as part of its reform of the DRC’s mining code, which resulted in AngloGold Ashanti’s inability to repatriate cash from its DRC operations. The Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $39 million (2023: $51 million) at 31 December 2024. In this respect, AngloGold Ashanti’s temporary or permanent inability to repatriate cash from the countries in which AngloGold Ashanti operates could have a material adverse effect on the
Company’s results of operations and financial condition. See “Item 4B: Business Overview—The Regulatory Environment
Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)”.
Additionally, from 2011 to 2015, the Argentinean government introduced stricter exchange controls and related protracted approval processes which limited the Company’s ability to repatriate dividends from its Argentinean subsidiaries. From
September 2018 until 31 December 2023, export duties were re-imposed by the Argentinean government, which were set at eight percent for certain goods, including doré bars and gold alloys. AngloGold Ashanti’s net export duty receivables (after discounting provisions) in Argentina amounted to $3 million (2023: $4 million) at 31 December 2024. The devaluation of the
Argentinean peso during December 2023 had a material adverse impact on the receivable amount. These re-imposed export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to Cerro Vanguardia S.A.
(“CVSA”). Export duties could have a material adverse impact on the Company’s results of operations and financial condition.
Furthermore, in September 2019, the Argentinean government re-established foreign exchange and export controls. CVSA had a cash balance equivalent to $134 million (2023: $89 million) at 31 December 2024. The cash remains available for CVSA’s operational and exploration requirements.  In addition, increased socio-political tensions and hyper-inflation over the past few years have greatly increased the country risk which in turn has lowered the potential future earnings of AngloGold Ashanti’s investment in CVSA. Despite recent improvements, Argentina’s economy continues to suffer from a persistent recession coupled with high inflation (118 percent in 2024) and widespread unemployment (an estimate of approximately seven percent in 2024).
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

In December 2021, the OECD/ G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) released Model Global
Anti-Base Erosion rules under Pillar Two (the “ Model Rules”), outlining a framework for a global minimum tax rate of 15 percent for multinational companies with consolidated group revenues of at least €750 million. In response to this, the UK has implemented legislation that broadly aligns with the Model Rules, effective from 2024, pursuant to which AngloGold Ashanti is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate (per jurisdiction) and the global minimum tax rate of 15 percent. As a result, AngloGold Ashanti will be subject to additional reporting requirements and may be subject to additional tax in the UK if the tax liability in any of the countries that it operates in falls below the minimum rate. AngloGold
Ashanti has recognised an estimated current tax expense relating to Pillar Two which amounts to $6 million for the year ended
31 December 2024.
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
In South Africa, AngloGold Ashanti has historically been subject to numerous claims, including class action litigation with respect to alleged OLD with two certified industry-wide classes, i.e., a Silicosis Class and a Tuberculosis Class. The settlement agreement in relation to this silicosis and tuberculosis class action came into effect in December 2019, following the approval of the settlement by the High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) was established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. As of 31 December 2024, AngloGold Ashanti has recorded a provision of $14 million (2023: $17 million and 2022: $35 million) to cover the estimated settlement costs and related expenditure of the silicosis litigation. Although significant judgement was applied in estimating the costs incurred to settle the silicosis and tuberculosis class action claim, the final costs and related expenditure may differ from current cost estimates. In addition, even though management believes the assumptions are appropriate, changes in the assumptions may materially affect the provision and final costs of settlement. For example, the final settlement costs and related expenditure may be higher than the recorded provision depending on various factors, such as, among other things, potential changes in the settlement terms, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates. There can be no assurance that ultimately this matter will not result in losses in excess of the recorded provision, which may have a material adverse effect on AngloGold Ashanti’s financial position. The sale of the Company’s South
African operating assets and liabilities to Harmony did not include the silicosis obligation relating to South African employees, which was retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 25—Environmental
rehabilitation and other provisions”.
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
operations and financial condition.
In South Africa, AngloGold Ashanti retained the legal and financial obligations in respect of a historical post-retirement medical scheme for certain employees and their dependents following the sale of the Company’s South African operating assets and liabilities to Harmony. AngloGold Ashanti’s responsibility extends to South African employees who historically qualified for such scheme (which was discontinued about two decades ago) and who were either not transferred to Harmony in connection with the asset sale but remained employed by the Company as of the consummation of the sale or who had retired prior to the completion of the transaction. As of 31 December 2024, AngloGold Ashanti has recorded a provision of approximately $52 million
(2023: $59 million and 2022: $66 million) to cover the estimated contribution costs of the post-retirement medical scheme for such current and retired employees. In the event that the required contribution costs ultimately exceed the estimates on which the recorded provision is based, the additional costs incurred by the Company may have a material adverse effect on AngloGold
Ashanti’s financial position. For further information, see “Item 18: Financial Statements—Note 26—Provision for pension and post-retirement benefits”.
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
Increased labour costs could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
Labour costs represent a substantial proportion of the Company’s total operating costs (approximately 40 percent in 2024). At many mining operations in the Americas, labour costs constitute approximately 28 to 32 percent of such operations’ total operating costs. Absent any simultaneous increase in productivity, any change to the Company’s wage agreements or other factors that could increase labour costs may have a material adverse effect on AngloGold Ashanti’s results of operations and
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
AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations. In the past, AngloGold Ashanti has experienced disputes with its contractors after the termination of the contractual relationship or the sale of the applicable mine and any such disputes may also arise in the future.
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
Intrusions onto AngloGold Ashanti’s tenement and operational areas, including artisanal and illegal mining-related activities in particular, continue to be a challenge. The most significant security challenges remain in Guinea, Ghana and Tanzania, in areas where there is endemic poverty, high levels of unemployment and an increased level of organisation and funding of criminal activity. See “—Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the Company’s business, have adverse environmental, health, safety and security impacts, and expose the Company to liability”. If the security environment surrounding AngloGold Ashanti’s operations that are most exposed to these challenges deteriorates, employee, third party and community member injuries and fatalities could also increase. Any such increase could disrupt the Company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition. In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units on a near-permanent basis. In January 2025, a large group of armed, illegal miners attempted to forcibly gain unauthorised access to the fenced operational area of the Obuasi mining concession. The Ghanaian military responded in an effort to restore security and, in an armed confrontation that followed, a number of illegal miners were fatally injured. In the event that continued invasions in any of the Company’s countries of operations compromise the Company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.
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
Artisanal and illegal miners are active on, or adjacent to, at least eight of AngloGold Ashanti’s properties, which at times has resulted in and may in the future  lead to interference with the Company’s operations and can result in conflicts that present a security threat to property as well as a threat to human safety and life. AngloGold Ashanti’s operations and projects affected and potentially at risk by artisanal and/or illegal small-scale mining are mainly situated in Guinea, Ghana, Tanzania and Brazil.
Artisanal and illegal small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor safety practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-
scale miners have distinct supply and distribution chains. These misconceptions have a negative impact on the reputation of the industry.
The activities of the illegal miners, which include theft and shrinkage, have resulted in and could in the future  cause damage to
AngloGold Ashanti’s properties, as well as impacts to surface water, pollution, disruptions to previously rehabilitated areas, underground fires, or, as the result of security interventions or poor safety practices by the illegal miners, personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could also result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomical. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. In addition, illegal mining could lead to an increase in the level of organisation and funding of criminal activity around some of the Company’s operations.
The most significant security challenges have occurred in Guinea, Ghana and Tanzania in areas where there is endemic poverty and high levels of unemployment. These conditions may increase expectations and demands to relinquish land for other economic development, or to support host communities through, for example, the formalisation of artisanal mining activities.
More generally, illegal mining and theft could also result in lost gold production, a reduction in Mineral Reserve, mine stoppages, and have other material adverse effects on AngloGold Ashanti’s results of operations or financial condition.
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
In each of the countries in which AngloGold Ashanti operates, the formulation or implementation of government policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights, ownership of mining assets and the right to prospect and mine in certain areas or at all, and in extreme cases, nationalisation, expropriation or nullification of existing concessions, licences, permits, agreements and contracts.
Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see “—Title to AngloGold Ashanti’s properties may be uncertain and subject to
challenge”,“—AngloGold Ashanti’s mineral deposits, Mineral Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries” and “—
AngloGold Ashanti is subject to risks related to the development of existing and new mining projects that may adversely affect its results of operations and profitability”. In addition, there may be, and in some cases are, discrepancies or potential discrepancies between the mining rights AngloGold Ashanti believes it has and the mining rights that the relevant government authority considers have been granted (including in relation to the duration of such mining rights).
Project implementation delays could result in mining concessions, authorisations, licences and permits not being obtained or renewed and the loss of mining rights. Some of AngloGold Ashanti’s mining concessions, authorisations, licences and permits are subject to expiry, limitations or restrictions on renewal or extension and various other risks and uncertainties. Obtaining, renewing and extending such mining concessions, authorisations, licences and permits may be costly or time-consuming, subject to the discretion of governments or require the cooperation or consent of such governments or other stakeholders, and may not be guaranteed to be issued, granted or approved on favourable terms or at all. For example, in Guinea, a renewal request for the Siguiri mining concession, which was filed in February 2022, remains pending. Furthermore, in Egypt, an extension of the exploitation lease for the Sukari mine upon expiry of the initial exploitation period may not be guaranteed and will require cooperation and consent from the Egyptian government.
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
In Colombia, a government agency grants exclusive concession contracts for exploration and development which contain specified timelines for the completion of the various phases of a mining project. The Company must comply with these timelines unless performance is suspended, for example, due to force majeure or these timelines are extended or modified. If AngloGold
Ashanti does not comply, due to negligence or abandonment, with the specified timelines for the completion of the various phases of a mining project, it may be found in breach of its concession contract or mining licence and such breach could constitute grounds for the mining authority to seek to terminate such concession contract, or exploration or mining licence. Force majeure was declared in 2017 at the La Colosa project by the Colombian mining authority, stopping all activities, pending issuance of permits required to continue the next phase of operations. During the period when force majeure is in force, the specified timelines for completing the various phases of the mining project under the concession contract are suspended.
Following expiry of the force majeure, mining project activities need to be restarted within six months. The force majeure was extended multiple times and expired in June 2024. AngloGold Ashanti applied for an extension of the force majeure declaration prior to its expiry. On 8 April 2025, the Colombian mining authority issued a resolution declaring that force majeure ended at La
Colosa in October 2024, which is the date that AngloGold Ashanti’s application for the environmental permit for La Colosa was denied by the environmental ministry. The permit denial was issued on the basis of the restrictions resulting from the 2017 popular consultation in Cajamarca with respect to mining activities in the region, which basis AngloGold Ashanti has challenged as unconstitutional. See “Item 8A: Legal Proceedings”. Meanwhile, the underlying circumstances which led to the initial declaration of force majeure, namely that AngloGold Ashanti has not obtained an environmental permit allowing it to conduct exploration activities, persist. AngloGold Ashanti has filed a legal challenge to the environmental ministry’s denial of the application for the environmental permit and is evaluating its legal options with respect to the mining authority’s decision not to extend the force majeure declaration. In addition, AngloGold Ashanti has been conducting preparatory work and activities at La
Colosa since 2017. See also “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—
Americas—Colombia”.
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
AngloGold Ashanti may also prove unable to deliver on production targets, including in potentially critical areas, as well as on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. For example, Colombia is an untested jurisdiction for the Company, so permitting, licensing, stakeholder expectations and demands and other external factors, including with respect to the La Colosa and Quebradona projects, could affect timelines and cause capital overruns. Unforeseen difficulties, including delays or costs related to permitting, litigation or other matters, may adversely affect the successful implementation of the Company’s business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on its results of operations, financial condition and prospects.
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
For example, in Australia, the Native Title Act 1993 (Cth) provides for the establishment and recognition of native title under certain circumstances. Once a native title claim is registered, the native title party has a right to negotiate prior to the grant of certain mining tenements within the native title claim area. Registration of a native title claim, or a determination of native title, does not affect operations on mining tenements that were validly granted prior to the registration of the native title claim, although registered or determined native title holders will ordinarily have a right to claim compensation from the relevant Commonwealth or State government in respect of the impact of the tenement on their property rights. However, in the state of Western Australia, the Mining Act 1978 (WA) provides that an applicant for the grant of, or the holder of, a mining tenement is responsible for native title compensation, if determined to be payable, to native title holders. Separately, in Australia, the Nangaanya-ku native title claim group initiated legal proceedings before the Federal Court of Australia against the state of Western Australia claiming that the consolidated mining lease for Tropicana (M39/1096) is invalid due to an alleged failure by the state of Western Australia to comply with certain procedural requirements of the Native Title Act 1993 (Cth) during the consolidation process. AngloGold
Ashanti was joined as a party to such legal proceedings for the sole purpose of responding to the claim regarding the validity of the Tropicana mining lease. In July 2024, the Court ruled in favour of AngloGold Ashanti, finding that the lease had been validly granted, which decision was subsequently appealed. The appeal is currently pending. See “Item 4B: Business Overview—The
Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia”.
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
The bulk of AngloGold Ashanti’s ordinary shares are held by a relatively small number of investors. According to information available to the Company, AngloGold Ashanti’s three largest shareholders beneficially owned approximately 23 percent of
AngloGold Ashanti’s ordinary shares at 31 December 2024. Subject to applicable securities laws, holders of AngloGold Ashanti’s ordinary shares may decide to sell them at any time. As a result, the market price of the Company’s securities could fall if large quantities of ordinary shares are sold in the public market, if there is disinvestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur.
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
AngloGold Ashanti pays cash dividends only if there are sufficient funds available for that purpose. Fund availability depends upon many factors, including the amount of cash available, taking into account AngloGold Ashanti’s capital expenditure on existing infrastructure and exploration and other projects. Under English law, a public company is only entitled to pay a dividend or otherwise make a distribution to its shareholders: (i) if the company has sufficient distributable reserves (on a standalone basis) (such distributable reserves demonstrated by reference to a set of accounts drawn to a specific date); (ii) if at the time the dividend is paid or other distribution is made, the amount of its net assets is not less than the aggregate of its called-up share capital and non-distributable reserves; and (iii) if and to the extent that the distribution does not reduce the amount of those net assets to less than such aggregate.
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
With the exception of goodwill, AngloGold Ashanti reviews and tests the carrying amount of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. The carrying amount of goodwill associated with the
Company’s mines is tested on annual basis. The Company values individual mining assets at the lowest level for which cash flows are identifiable and independent of cash flows of other mining assets and liabilities.
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

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the Company’s results of operations and financial condition. For example, during
2023, AngloGold Ashanti recognised impairment losses (net of taxation) of $32 million, $17 million and $90 million in respect of its CdS mine, Cuiabá mine and Serra Grande mine, respectively, as well as impairment losses (net of taxation) of $25 million in respect of the Gramalote project (in which it sold its entire 50 percent indirect interest in September 2023). During 2024,
AngloGold Ashanti recognised an impairment reversal (net of taxation) of $44 million in respect of its Cuiabá mine.
AngloGold Ashanti does not have full management control over some of its significant joint ventures and other projects. If the operators of these joint ventures or projects do not manage these effectively and efficiently, the
Company’s investment in these joint ventures or projects could be adversely affected and its reputation could be harmed.
AngloGold Ashanti’s joint venture at Kibali in the DRC is managed by the Company’s joint venture partner Barrick following the completion of the merger between Randgold Resources Limited and Barrick in January 2019. In addition, certain of AngloGold
Ashanti’s existing or proposed joint ventures and projects could be managed by the relevant joint venture or project partner. For example, in March 2023, AngloGold Ashanti announced that it intends to form a joint venture with Gold Fields Limited related to the neighbouring Iduapriem and Tarkwa mines located in Ghana and that if the proposed joint venture is implemented it will be managed by Gold Fields Limited.
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
At 31 December 2024, AngloGold Ashanti had total borrowings of $1.984 billion (2023: $2.239 billion and 2022: $1.983 billion), excluding all leases. See “Item 18: Financial Statements—Note 24—Borrowings”.

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
For example, the outbreak of the SARS-CoV-2 virus responsible for COVID-19, which reached pandemic proportions, the geopolitical tensions and war between Russia and Ukraine, the conflict in the Middle East and the recent inflationary pressures in the world economy led to disruption and volatility in financial and capital markets. Any prolonged dislocations in financial and capital markets could impact the Company’s ability to refinance its debt on commercially reasonable terms, if at all, and could as a result have a material adverse effect on the Company’s funding requirements and overall liquidity.
Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the Company to new geographic, political, legal, social, operating, financial and geological risks.
AngloGold Ashanti may pursue the acquisition of assets, properties or companies, which may include producing, development as well as advanced stage exploration assets or properties. Any such acquisition may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, fiscal, legal, regulatory and contractual risks as well as jurisdictions which have a deteriorating credit quality and rating. For example, there may be a significant change in the legal, regulatory and fiscal framework applicable to the Company after it has completed a relevant transaction; commodity prices may also significantly change after the Company has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove below expectations; AngloGold Ashanti may have more stringent criteria to recognise Mineral Reserve than any acquired business, which may lead to an amount of
Mineral Reserve being recognised by the Company that is lower than the amount determined by such acquired business prior to the relevant acquisition; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-day business. Furthermore, the Company operates and acquires businesses in different countries, with different regulatory, business and operating cultures, which may exacerbate the risks described in this section. In addition, the acquired business may have undetected liabilities which may be significant. For example, in November 2024,
AngloGold Ashanti completed its acquisition of Centamin plc, thereby acquiring the Sukari gold mine in Egypt and certain exploration properties in Côte d’Ivoire. Since the completion of this transaction, the Company is exposed to two new jurisdictions in Africa (i.e., Egypt and Côte d’Ivoire).
In the event that AngloGold Ashanti chooses to raise debt capital to finance any acquisition, its level of indebtedness will be increased. Should the Company choose to use equity as consideration for an acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with its existing cash resources, which could decrease its ability to fund future capital expenditures and to service its debt. For example, the consideration offered by AngloGold Ashanti in connection with its acquisition of Centamin plc consisted of new AngloGold Ashanti shares and a cash component.
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
The market price of gold has been and continues to be significantly volatile. During 2024, the market spot gold price traded between a low of $1,993 per ounce and a high of $2,788 per ounce. Between 1 January 2025 and 9 April 2025, the market spot gold price traded between a low of $2,624 per ounce and a high of $3,167 per ounce. On 9 April 2025, the market spot gold price was $3,082 per ounce. In addition to protracted declines, the price of gold is also often subject to sharp, short-term changes. For example, the market spot gold price decreased from a high of $1,674 per ounce on 6 March 2020 to a low of $1,470 per ounce on 19 March 2020 in the midst of a wider market dislocation related to the COVID-19 pandemic and despite the alleged investor perception of gold as a relatively safe haven in periods of market volatility.
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
Whilst, from time to time, AngloGold Ashanti may enter, and has in the past entered, into gold price hedges on an ad hoc basis on a portion of its production, the Company does not systematically do so. In addition, even when AngloGold Ashanti enters into gold price hedges, there is no certainty that such hedges will adequately protect the Company against gold price volatility. For example, during the fourth quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 300,000 ounces of gold for the period from January 2024 to December 2024 in order to manage gold price downside risk of the high costs associated with the Brazilian operations. During 2024, AngloGold Ashanti recorded a total realised loss of $86 million in respect of these gold derivatives, which was partially offset with a $15 million reversal of unrealised losses recorded in prior years, resulting in a net $71 million loss recorded in 2024. All gold hedges expired at 31 December 2024 and there are no gold hedges in place for 2025.
The price of silver has also experienced significant fluctuations in past years. During 2024, the silver price varied between a low of $22.10 per ounce and a high of $34.81 per ounce. On 9 April 2025, the price of silver was $31.03 per ounce.
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
Exchange rate movements may have a material impact on AngloGold Ashanti’s operating results. For example, based on average exchange rates in 2024, the Company estimates that a one percent strengthening of all of the Brazilian real,
Argentinean peso, Australian dollar, Ghanaian cedi, Egyptian pound and the South African rand against the U.S. dollar, other factors remaining equal (and excluding the effect of any foreign currency hedging arrangements entered into by the Company (if any)), would have resulted in an increase in cost of sales and total cash costs per ounce of approximately $15 million and $6 per ounce, respectively.
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
The price of oil has fluctuated between $69 and $92 per barrel of Brent Crude oil in 2024. During the year, as a result of geopolitical tensions, such as the war between Russia and Ukraine, and the conflict in the Middle East, the oil price has been volatile. As of 9 April 2025, the price of oil was at $63 per barrel of Brent Crude oil.
AngloGold Ashanti estimates that for each $5.00 per barrel rise or fall in the oil price, other factors remaining equal (and excluding the effect of any oil hedging arrangements entered into by the Company (if any)), cost of sales and total cash costs per ounce of all its operations change by approximately $16 million or $6.60 per ounce, respectively. The cost of sales and total cash costs per ounce of certain of the Company’s mines, particularly Siguiri, Geita, Iduapriem, Sukari and Tropicana, which are more dependent on fuel, are most sensitive to changes in the price of oil. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction of new levies.
Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. The price of steel has fluctuated between a low of $655 and a high of $1,135 per tonne in 2024. On 9 April 2025, the price of flat hot rolled coil (North
American Domestic FOB) was $920 per tonne.
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
Deterioration in economic conditions could lead to a decline, which may be prolonged, in demand for gold and negatively impact
AngloGold Ashanti’s business, and any such negative impact may be material. Furthermore, the geopolitical tensions and war between Russia and Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United
States, the European Union (“EU”), the United Kingdom, NATO and other jurisdictions, as well as the conflict in the Middle East, have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect AngloGold Ashanti’s business.

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
Energy cost increases and power fluctuations and stoppages could adversely impact  AngloGold Ashanti’s results of operations and financial condition.
Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, actual and proposed pricing or taxation of GHG emissions, climate change-related physical risks, the war between Russia and Ukraine as well as the conflict in the
Middle East, among other factors, could result in increased demand or constrained supply and sharply escalating oil and energy prices. For example, in Australia, in order to meet the emissions reduction targets outlined in the Safeguard Mechanism and encourage investment in renewable energy projects, AngloGold Ashanti may be required to purchase Australian Carbon Credit
Units (“ACCUs”) and invest in renewable energy sources.
Electricity sourced from fossil fuel based generation is currently used for most of AngloGold Ashanti’s business and safety-critical operations, including cooling, hoisting and dewatering. Loss of power can therefore impact production and employee safety, and prolonged outages could lead to flooding of workings and ore sterilisation. AngloGold Ashanti’s mining operations are substantially dependent upon a mix of electrical power generated by local power utilities and by its own power generation plants situated at some of its operations.
The unreliability of local power utilities in some of the countries in which AngloGold Ashanti operates could have a material adverse effect on the Company’s operations, as significant amounts of power are required for ventilation, exploration, development, extraction, processing and other mining activities. For example, in Tanzania, government policies have placed increased pressure on companies to utilise the national grid, which could adversely impact the Company’s mining operations in the country due to potential power quality supply concerns as the national grid expands to meet increasing load demands while transitioning from a thermal to hydroelectric base.
Certain of AngloGold Ashanti’s mining operations depend on supplies of fuel delivered by road which have been disrupted in the past and may be disrupted again in the future. Any such disruptions could negatively impact operating costs and cash flows from these operations. For example, in December 2023, Guinea’s fuel supply distribution within the country was impacted due to an oil terminal blast that damaged fuel tanks and pipelines at the main oil terminal handling fuel imports, creating widespread shortages of fuel in the country. Similarly, Western Australia experienced an exceptional flooding event in March 2024, resulting in site access roads being temporarily closed and disrupting operations for several weeks.
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
Of particular concern is the high inflation rate in Argentina which was recorded at 118 percent in 2024, 193 percent in 2023, 95 percent in 2022, 51 percent in 2021, and 36 percent in 2020. Hyper-inflationary reporting will be reflected in the financial statements of the Company’s local subsidiaries. However, hyper-inflationary movements are not reflected in the Group’s consolidated financial statements as AngloGold Ashanti’s local Argentinean subsidiary is deemed to have a U.S. dollar functional currency.

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
AngloGold Ashanti is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental, health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licences, concessions, or rights, among other things. Should AngloGold Ashanti be unable to resolve disputes favourably or to enforce its rights, this may have a material adverse impact on its financial performance, cash flow and results of operations. For information on certain legal and other proceedings involving the Company, see “Item 8A: Legal Proceedings”.
In addition, in the event of a dispute, AngloGold Ashanti may not be successful in establishing the jurisdiction of the courts in
England and Wales and/or may be subject to the jurisdiction of courts outside of England and Wales. An adverse or arbitrary decision of a foreign court could have a material adverse impact on AngloGold Ashanti’s financial performance, cash flow and results of operation.
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
AngloGold Ashanti’s operations are exposed to a number of physical risks resulting from or exacerbated by climate change, such as changes in rainfall rates or patterns leading to increased water stress or floods, rising sea levels, higher temperatures, fires and severe weather events such as tropical cyclones. These events or conditions could disrupt the Company’s  mining, transport and supply chain operations, mineral processing and environmental rehabilitation efforts, create resource or energy shortages, damage the Company’s property or equipment and increase on-site health and safety risks due to, for example, erosion and geotechnical instability.  Extreme rainfall events are also a significant risk for AngloGold Ashanti’s Australian operations. For example, in March 2024, significant rains, and subsequent flooding in the area where the Tropicana mine is located, resulted in the temporary suspension of mining and processing operations. The 375-kilometre-long Tropicana access road, which is used to transport supplies of fuel, consumables and reagents to the site, was closed for approximately three and a half weeks due to flooding in several areas. When reagent supplies were exhausted the processing plant was taken offline for approximately one week. Open pit mining was suspended for approximately three weeks, and underground mining was suspended for six days. A significant increase in rainfall also has the potential to adversely impact normal TSF operating procedures, as well AngloGold
Ashanti’s ability to operate processing plants in the event it is unable to discharge process water due to insufficient capacity in the receiving TSF pool. In contrast, increasing water stress at some of AngloGold Ashanti’s operations in Africa could in the future, negatively impact the Company’s ability to successfully implement its environmental rehabilitation programmes and/or to suppress dust from its operations. These events or conditions also could have adverse effects on AngloGold Ashanti’s workforce and on the communities around its mines, such as an increased risk of food insecurity, drinking water scarcity, access to power and prevalence of disease.
In 2021, AngloGold Ashanti completed climate change-related physical risk assessments for all of its operated assets as well as the Quebradona project. While the assessments indicated that many of the identified physical climate risks were already included in the risk management strategy for these sites, AngloGold Ashanti may not have identified all potential risks or all the potential impacts of such risks. Events or conditions that are unprecedented or unanticipated, or are otherwise not adequately addressed by AngloGold Ashanti’s adaptation and risk management strategies, could have a material adverse effect on its production activities, assets, results of operations and financial condition.
Compliance with emerging climate change-related requirements, including stricter regulations and the potential imposition of carbon taxes or greenhouse gas (“GHG”) emissions cap-and-trade schemes or the elimination of related subsidies, could result in significant additional costs and expose AngloGold Ashanti to additional liabilities.
GHGs are emitted directly by AngloGold Ashanti’s operations as well as by external utilities from which AngloGold Ashanti purchases electricity. As a result of commitments made at the UN Climate Change Conference in Durban, South Africa in
December 2011, certain members of the international community negotiated a treaty at the Conference of the Parties of the UN
Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”). The Paris Agreement, which came into force in November 2016, requires signatory countries to set targets for GHG emissions reductions. In order to meet national reduction commitments, including a goal of “net zero” GHG emissions or carbon neutrality by 2050 set by numerous jurisdictions,  various countries have adopted, and in the future will likely continue to implement or adopt additional measures addressing GHG emissions, including stricter GHG emissions limits and/or some form of carbon pricing. In 2021, AngloGold
Ashanti committed to the International Council on Mining & Metals (“ICMM”) target of achieving net zero Scope 1 and Scope 2
GHG emissions by 2050. Additionally, in partnership with targeted suppliers, AngloGold Ashanti expects to continue to work on
Scope 3 GHG emissions accounting and to explore opportunities, where feasible, to address material Scope 3 GHG emissions consistent with its commitment, as a member of the ICMM, to set Scope 3 GHG emissions reduction targets. In 2022, AngloGold
Ashanti announced a 2030 target to achieve a 30 percent reduction in its absolute Scope 1 and 2 GHG emissions, as compared to a 2021 baseline, through a combination of renewable energy projects, fleet electrification, lower-emission power sources and alternative fuels. The capital cost for these investments is currently anticipated to be approximately $1.1 billion, the majority of which is anticipated to be funded through third-party funding, including from providers of renewable energy infrastructure.
Carbon pricing refers to various initiatives that seek to internalise the social or environmental cost of carbon emissions on industries by imposing taxes, cap-and-trade schemes and/or elimination of free credits for GHG emissions. As governments continue to set aggressive decarbonisation targets to meet the commitments made as a result of the Paris Agreement, carbon pricing systems have been and are likely to continue to be implemented in jurisdictions where AngloGold Ashanti operates including, for example, Australia’s Safeguard Mechanism. Such measures could require AngloGold Ashanti to reduce its direct
GHG emissions or energy use or to incur significant costs for GHG emissions allowances or taxes, including as a result of costs or taxes passed on by electricity utilities which supply the Company’s operations. AngloGold Ashanti could also incur significant costs associated with capital equipment to reduce GHG emissions, as well as GHG monitoring and reporting and other obligations to comply with applicable requirements. Such measures could drive up the costs of capital goods, energy and other utility costs that are critical inputs to the Company’s mining operations. Certain countries, including  Brazil, are developing or are considering GHG trading or tax schemes and/or other regulation of GHG emissions, although the precise impact on AngloGold
Ashanti’s operations cannot yet be determined for pending or proposed schemes or regulations until final requirements are issued or enacted by the relevant authority.
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

Additionally, a number of regulators are adopting or considering new environmental disclosure rules. For example, in March
2024, the U.S. Securities and Exchange Commission (“SEC”) adopted final rules under SEC Release No. 34-99678 and No.
33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “Final Rules”), which  require registrants to provide certain climate-related information in their registration statements and annual reports. The SEC stayed the effectiveness of the Final Rules in April 2024 and in March 2025 announced it was ending its defense of the rules in pending litigation, meaning it is uncertain if or when compliance will be mandated. However, a number of other jurisdictions, including the
United Kingdom, are also mandating disclosure of climate-related risks and effects. These recently enacted and proposed regulations may impose meaningful costs and demand significant attention from management, all of which could affect
AngloGold Ashanti’s business and its results of operations.
Climate change and the transition to a lower carbon global economy may also result in heightened market volatility and an uncertain environment for investment demand for gold.  Any related sustained economic downturn or disruptions in certain industrial sectors where gold is integral to manufacturing, including electronic devices such as phones, computers and global positioning systems as well as jewellery, could reduce the demand for gold and, consequently, have an adverse impact on
AngloGold Ashanti’s production, financial condition and results of operations.
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
Companies across all industries are facing increasing scrutiny related to ESG issues, including their internal ESG policies and governance practices. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG-related matters and in recent years have placed increasing importance on the environmental and social costs and impact of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, host communities, as well as certain governmental and non-governmental actors, are increasingly focused on a company’s ability to operate in a sustainable manner and to mitigate related risks, as well as the public commitments and quantitative metrics used to demonstrate ESG-related performance and track progress. For AngloGold Ashanti, this includes, in particular, the safe operation of its mines, mitigating its impact to local environments and communities affected by its operations and reducing GHG emissions in line with the Company’s voluntary commitments. If AngloGold Ashanti’s performance fails, or is perceived to fail, to meet internal, mandatory or adopted external
ESG standards, or AngloGold Ashanti otherwise fails to satisfy stakeholder expectations with respect to its commitments and performance, regardless of whether there is a legal requirement to do so, such failure could result in reputational damage to and litigation against the Company and its business, financial condition, and/or stock price could be materially and adversely affected.
In particular, AngloGold Ashanti faces growing pressures from stakeholders, who are increasingly focused on climate change, to prioritise energy efficiency in its operations, reduce its carbon footprint and improve water and other resource consumption, as well as to be transparent about how climate-related risks and opportunities are managed to foster and promote business resiliency, accountability and stakeholder value. AngloGold Ashanti has implemented numerous initiatives to reduce its GHG emissions, by installing new technology, such as heat pumps and underground cooling and water treatment systems, reducing power consumption and improving energy efficiency. AngloGold Ashanti has also made certain voluntary commitments to take future actions, including with respect to GHG emissions reductions. AngloGold Ashanti continues to maintain its governance around climate-related risks and opportunities, including implementing the action plans of its Climate Change Strategy, which was approved by its board in November 2021. Nevertheless, AngloGold Ashanti may be required to implement even more stringent ESG practices or standards to meet the expectations of existing and future stakeholders and, if the Company fails to achieve these objectives or to adhere to internal, mandatory or adopted external standards, or is perceived to be insufficiently committed to addressing ESG concerns across all of its operations and activities, the Company’s reputation and brand image could be damaged, it could lose the trust of its stakeholders (including governments, NGOs, investors, customers and employees) or be subject to litigation brought by those stakeholders, and its business, financial condition and results of operations could be adversely impacted.
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
ESG practices, especially regarding inclusion, diversity and equity (“ID&E”), have been increasingly subject to political controversy in the United States in recent years. AngloGold Ashanti’s policies and practices regarding ID&E and other ESG-
related matters, including previously established goals and initiatives, or disclosures that may be required by non-U.S. law, may expose the Company to legal, reputational and other risks, including anti-ESG and anti-ID&E-related orders, investigations, legislation, litigation, media coverage and scrutiny, boycotts and negative publicity from investors and other stakeholders.

AngloGold Ashanti cannot predict what regulatory or other changes may occur in the future as a result of this controversy, and the Company may not be able to meet the conflicting expectations of some or all of its investors, customers, vendors, employees and other third parties (including governmental entities and officials and non-governmental organisations) regarding various aspects of its business, including with respect to ID&E and other ESG matters.
Transfers of AngloGold Ashanti ordinary shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in AngloGold Ashanti ordinary shares.
Stamp duty and/or stamp duty reserve tax (“SDRT”) are generally imposed in the United Kingdom on certain transfers of chargeable securities (which include shares in companies incorporated in the United Kingdom) at a rate of 0.5 percent of the amount or value of the consideration paid for the transfer. Certain transfers of shares (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services (including DTC or its nominees) (a “Clearance
Service”); or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts (a
“Depositary Receipt System”), are charged at a higher rate of 1.5 percent.
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
As previously reported, the Company had identified material weaknesses that caused its disclosure controls and procedures and its internal control over financial reporting to be ineffective as of 31 December 2023. As of the date of this annual report on Form
20-F, one of the previously identified material weaknesses has not been remediated and accordingly the Company’s disclosure controls and procedures and its internal control over financial reporting remain ineffective. The Company’s management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weakness but there can be no assurance those efforts will be successful. Additionally, the Company has incurred and expects to continue to incur additional expenses and to spend significant management time and resources in complying with testing requirements and working to establish effective disclosure controls and procedures and internal control over financial reporting.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As such, if the Company does not remediate this material weakness in a timely manner, or if additional material weaknesses are discovered, they may adversely affect the Company’s ability to record, process, summarise and report financial information timely and accurately and, as a result, the Company’s financial statements may contain material misstatements or omissions. Additionally, the Company’s internal control environment and remediation efforts do not provide absolute assurance with regard to timely detection or prevention of control deficiencies and thus do not insulate the Company from the possibility of future failures to meet its financial reporting obligations.
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
Digital technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, which could result in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. AngloGold Ashanti’s insurance programme includes limited coverage for cyber-related crimes and incidents as part of the global insurance programme and there can be no assurance that any cybersecurity incident will be adequately covered by insurance, if at all. Any cybersecurity attacks of breaches could significantly disrupt AngloGold Ashanti’s business operations and cause the Company to suffer financial losses, including the cost of remedial actions, the loss of business or customers, and reputational harms.
AngloGold Ashanti must continuously monitor the solutions implemented to support its global digital technology and communication networks and applications to maintain a suitable and well-managed environment. There can be no assurance that these efforts will always be successful. See “Item 16K: Cybersecurity”.
In addition, the interpretation and application of consumer and data protection laws in England and Wales, the United States and elsewhere are evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with
AngloGold Ashanti’s data practices. Complying with these various laws is essential and could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business.
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
In September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales and tax resident in the United Kingdom, with a primary listing of its ordinary shares on the NYSE. Upon completion of the corporate restructuring, AngloGold Ashanti plc became the listed UK parent company of the Group and the successor issuer to AngloGold Ashanti Limited. The previous South African parent company of the Group, AngloGold Ashanti Limited, became a direct, wholly-owned subsidiary of AngloGold Ashanti plc and was renamed AngloGold Ashanti (Pty) Ltd.  AngloGold Ashanti Holdings plc, the Isle of Man company holding all of the
Group’s operations and assets located outside South Africa, also became a direct, wholly-owned subsidiary of AngloGold Ashanti plc.
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
The Company’s legal and commercial name is AngloGold Ashanti plc. Its registered office is located at 4th Floor, Communications
House, South Street, Staines-upon-Thames, Surrey, TW18 4PR, United Kingdom. The Company’s principal executive office is located at 4th Floor, Communications House, South Street, Staines-upon-Thames, Surrey, TW18 4PR, United Kingdom. The
Group’s global headquarters are located at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United
States of America. AngloGold Ashanti’s agent for service of process in the United States is AngloGold Ashanti North America
Inc., 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States of America. The general telephone number is +44 (0) 203 968 3320 and the internet address is https://www.anglogoldashanti.com. No material on the AngloGold
Ashanti website forms any part of, or is incorporated by reference into, this annual report on Form 20-F. References herein to the
Company’s website shall not be deemed to cause such incorporation.
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
2023
•Completion of AngloGold Ashanti’s corporate restructuring resulting in incorporation in England and Wales, tax residency in the United Kingdom and primary listing on the NYSE.
•Córrego do Sítio (CdS) mine in Brazil placed on care and maintenance.
•Sale of Gramalote Project in Colombia for a total consideration of up to $60 million (subject to certain conditions).
2024
•On 19 January 2024, AngloGold Ashanti completed its initial acquisition of an 11.7 percent interest in G2 Goldfields Inc., a
Canadian gold mining company with exploration properties in Guyana, South America, for a consideration of approximately
C$22.1 million. Throughout the remainder of 2024, AngloGold Ashanti increased its ownership interest in G2 Goldfields Inc. to approximately 15 percent for an additional consideration of approximately C$16.7 million, bringing the total consideration paid to approximately C$38.8 million.
•On 17 October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40 percent interests in Société d’Exploitation des Mines d’Or de Yatela S.A. (“Yatela”), the company operating the Yatela gold mine, to the
Government of Mali. Following completion of this transaction, AngloGold Ashanti no longer owns any mining operations in
Mali.
•On 22 November 2024, AngloGold Ashanti completed its acquisition of Centamin plc, a Jersey gold mining and exploration company whose primary asset is the Sukari gold mine in Egypt, for a consideration of approximately $2.2 billion comprising a combination of AGA shares and cash.
CAPITAL EXPENDITURE AND DIVESTITURES
For information concerning the Company’s principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to “Item 4B: Business Overview—AngloGold Ashanti Global
Operations: 2024”, “Item 5A: Operating Results—Comparison of capital expenditure in 2024, 2023 and 2022” and “Item 5B:
Liquidity and Capital Resources”.
For information concerning the Company’s divestitures since 1 January 2022, including the sale of its 40 percent indirect interest in Yatela to the Government of Mali on 17 October 2024 and the sale of its 50 percent indirect interest in the Gramalote Project to
B2Gold Corp. on 29 September 2023, refer to “Item 5: Operating and Financial Review and Prospects—Overview”.
4B.BUSINESS OVERVIEW
AngloGold Ashanti plc (AngloGold Ashanti) is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across 11 countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products. We have projects in Colombia, including the Quebradona mine that is expected to produce both gold and copper, in Côte d’Ivoire and in the United States where we are also continuing exploration activities. The Group is headquartered in Denver, Colorado in the United States. The Company’s registered office and principal executive office are located in the United Kingdom. The Group also retains a substantial corporate office in Johannesburg, South
Africa.
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
OPERATIONS
We have developed a high-quality, well-diversified asset portfolio, including production from 11 operations in eight countries
(Argentina, Australia, Brazil, Egypt, Ghana, Guinea, the DRC and Tanzania) supported by greenfields projects in the United
States, Colombia and Côte d’Ivoire. We also have a focused global exploration programme. Our portfolio comprises long-life, operating assets with differing ore body types, located in key gold-producing regions around the world.
Our operations and projects are grouped regionally as follows:
•Africa (DRC, Egypt, Ghana, Guinea and Tanzania, and projects in Côte d’Ivoire);
•Americas (Argentina and Brazil, and projects in the United States and Colombia); and
•Australia (Australia).
EXPLORATION
Our exploration programme is focused on creating significant value for the Company’s stakeholders by providing long-term optionality and improving the quality of our asset portfolio. We have a successful track record of growth through our greenfields and brownfields exploration programmes.
Greenfields exploration aims to discover large, high-value deposits that will lead to the development of new, stand-alone gold mines. Brownfields exploration focuses on delivering value-accretive additions to sustain and grow our existing mines, as well as driving development of future mines at our advanced projects. AngloGold Ashanti’s discoveries include La Colosa and
Quebradona (Nuevo Chaquiro) in Colombia and Silicon-Merlin in Nevada, USA.
GOLD MARKET
According to the World Gold Council (WGC), total gold demand in 2024 (including over-the-counter (OTC) investment) was the highest on record and saw an annual average market spot gold price of $2,386 per ounce. Demand for gold rose one percent to
4,974 tonnes in 2024 due to continued OTC investment and stock flows. Demand for gold in investment grew by 25 percent.
Increased demand for gold ETFs fuelled the rise in overall investment as demand for bars and coin remained in line with 2023, although there was a shift in composition as bar investment grew 10 percent and coin buying decreased 25 percent. Annual technology demand for gold saw an increase of seven percent, largely driven by continued growth in AI adoption. Jewellery consumption decreased 11 percent to 1,877 tonnes due to lower demand from consumers. However, consumer spend on gold jewellery jumped 9 percent to $144 billion.
Central banks net purchasing in the fourth quarter of 2024 was 333 tonnes with full year buying at 1,045 tonnes. Central banks have now been net buyers for 15 consecutive years.
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
RAW MATERIALS
AngloGold Ashanti uses chemicals, including cyanide and lime, in the production of gold. These chemicals are available from a large number of suppliers and do not represent a material portion of the Company’s costs. We are not currently experiencing any supply shortages on critical consumables utilised in the production of gold across our global operations. In addition, our stocking strategies account for potential lead time variation and supply constraints, thus minimising the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, our contractual terms limit future changes. Oil and energy prices are important costs for the Company’s business. During 2024, persistent geopolitical tensions drove volatility in oil prices with failed economic stimulus measures in China contributing to the downward trend in oil prices compared to 2023. The prices of other key input commodities, including caustic soda, ammonia and steel prices, decreased during 2024. Caustic soda prices declined as energy prices decreased in 2024, leading to lower production costs. Similarly, ammonia prices softened in 2024 as upstream prices fell. The steel industry experienced weak demand from major end users, resulting in a decrease in price. On the other hand, rubber prices escalated globally, driven by higher feedstock costs, robust demand and logistical constraints tightening the supply of rubber.
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
•Maintain financial flexibility. We aim to ensure our balance sheet is able to meet our core funding needs, while maintaining a focus on cash generation.
•Optimise overhead costs and capital expenditure. We aim to optimise efficiencies and cost effectiveness, improve productivity and ensure that all spending decisions are thoroughly scrutinised and optimally structured.
•Improve portfolio quality. We aim to enhance the quality of our operating portfolio through initiatives such as our Full Asset
Potential (“FAP”) review programme to ensure optimal mine performance. We are flexible in delivering on our mine plans, allowing for optimised results, as we progress our projects to more than replace production with a growing Mineral Reserve and Mineral Resource base.
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
THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE
AngloGold Ashanti’s rights to own and develop Mineral Resource, Mineral Reserve and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties are located. A description of such laws and regulations is included in this annual report on Form 20-F in respect of the following jurisdictions:
•Africa region: Democratic Republic of the Congo (DRC), Egypt, Ghana, Guinea and Tanzania;
•Australia region: Australia; and
•Americas region: Argentina, Brazil, Colombia and United States of America (Nevada).
As part of the South African asset sale, AngloGold Ashanti Limited sold its remaining three mining rights in the West Wits area in
South Africa to Harmony in 2020. Following such sale, a series of administrative steps had to be taken with respect to the formal transfer of those mining rights. The final step (i.e., the South African government’s approval of the Harmony consolidation application) was completed in September 2024. Consequently, AngloGold Ashanti ceased to be a holder of any mining rights in
South Africa and therefore is no longer subject to South African mining laws.
In October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40 percent interests in
Société d’Exploitation des Mines d’Or de Yatela S.A., the company operating the Yatela gold mine, to the Government of Mali.
Following completion of this transaction, AngloGold Ashanti no longer owns any mining operations in Mali and therefore is no longer subject to Malian mining laws.

In November 2024, AngloGold Ashanti completed the acquisition of Centamin plc whose main operating asset is the Sukari gold mine in Egypt. Following completion of the acquisition, AngloGold Ashanti became a holder of mining rights in Egypt and therefore became subject to Egyptian mining laws. For further information, see “—Africa Region—Egypt” below.
AngloGold Ashanti is subject to a wide range of laws and regulations governing all aspects of its operations, including with respect to environmental protection, including with respect to toxic substances and wastes, reclamation, exploration, development, production, taxes, immigration, labour standards and employment issues, occupational health, mine safety, dam safety, securities and foreign corrupt practices. AngloGold Ashanti has made, and expects to make in the future, significant expenditures to comply with these laws and regulations. Non-compliance with legal requirements can result in enforcement for violations and legal claims, as well as substantial fines, penalties, reputational damage and delays in or suspension of day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or enacted new laws or regulations, could also have significant impacts on AngloGold Ashanti’s business and results of operations, the extent of which cannot always be predicted.
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
With respect to the application of the Reformed DRC Mining Code and Reformed DRC Mining Regulations, Kibali Goldmines
S.A. (“Kibali Goldmines”) has reserved and continues reserving its rights, including, without limitation, its stability rights under, among other legal sources, the 2002 DRC Code. Discussions with the DRC government on these matters and the possible application of incentives that may be available under the Reformed DRC Mining Code and Reformed DRC Mining Regulations, in
particular under article 220 of the Reformed DRC Mining Code which provides that the Prime Minister of the DRC may grant a number of incentives to provinces with infrastructure deficits to encourage economic development from mining resources, are ongoing.
Companies holding mining titles issued prior to the entry into force of the Reformed DRC Mining Code and Reformed DRC
Mining Regulations have claims to a ten-year stability provision in accordance with prior mining legislation. Notwithstanding the adoption of the new regulatory regime, those companies’ rights with respect to such stability provision are reserved.
The Reformed DRC Mining Code grants the DRC Minister of Mines the authority to grant, refuse, suspend or terminate mineral rights, subject to conditions set out in the Reformed DRC Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years, renewable once for an additional five-year period, or in the form of exploitation permits which are granted for an initial period of 25 years, renewable several times for 15-year periods until the end of the mine’s life.
Prior to commencing exploration work, the holder of an exploration permit must submit for approval a mitigation and rehabilitation plan pursuant to which it must undertake to carry out certain mitigation measures relating to the impact of its activities on the environment, as well as rehabilitation measures. Exploitation permits are granted upon successful completion of exploration work and satisfaction of certain requirements, including approval of a feasibility study, an environmental and social impact study and an environmental and social management plan. The holder of an exploitation permit is required to commence development and mine construction within three years of the grant of such permit. Failure to do so may lead to forfeiture of the exploitation permit.
To protect and enforce rights acquired under an exploration or exploitation permit, the Reformed DRC Mining Code provides,

depending on the nature of the dispute or controversy, recourse through administrative, judicial and national or international arbitral forums.
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
The standard rate of VAT is 16 percent and is applicable to all mining companies. In the DRC, Kibali Goldmines is due certain refunds of VAT which, to date, remain outstanding. AngloGold Ashanti calculates that its attributable share of the net recoverable
VAT balance (including recoverable fuel duty and after discounting provisions) owed to it by the DRC government amounted to
$65 million as of 31 December 2024. In December 2023, an agreement was reached with the DRC government for the reimbursement of a portion of the refundable VAT, which resulted in VAT refunds of $34 million attributable to AngloGold Ashanti as of 31 December 2023. In September 2024, a further agreement was reached with the DRC government, which resulted in
VAT refunds of $11 million attributable to AngloGold Ashanti as of 31 December 2024. However, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of AngloGold Ashanti’s remaining VAT receivables in the DRC.
Since 1 January 2025, the export of mining products, including gold, is subject to the general laws governing custom duties as the DRC Finance Act No. 47 of 2025 (the “2025 Finance Act”) amended the Reformed DRC Mining Code to remove a prior custom duty exemption. The 2025 Finance Act set the custom duty rate applicable to gold at three percent. The 2025 Finance
Act also introduced a priority dividend right for the DRC government in relation to the net distributable profit of mining companies which are part of the DRC government’s portfolio.
Foreign exchange control regime
The Reformed DRC Mining Code imposed new exchange control rules requiring that mining title holders repatriate onshore 60 percent of sale revenues received during the investment amortisation period and 100 percent once the investment amortisation is completed.
During 2024, AngloGold Ashanti repatriated $237 million from its operations in the DRC, of which $88 million (net of withholding taxes) in the form of dividends and $149 million in the form of loan repayments (net of bank fees). Our attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $39 million as of 31 December 2024. The cash is fully available for the operational requirements of Kibali Goldmines. The cash and cash equivalents held at Kibali Goldmines are subject to various steps before they can be distributed to Kibali (Jersey) Limited and are held across four banks in the DRC, including two domestic banks.
AngloGold Ashanti’s rights and permits
AngloGold Ashanti holds a significant stake in the Kibali gold mine which is located in the Haut-Uélé province in the north-eastern part of the DRC. The Kibali gold mine is owned by Kibali Goldmines which is a joint venture between Barrick Gold Corporation
(45 percent), AngloGold Ashanti (45 percent) and Société Minière de Kilo-Moto S.A. (“SOKIMO”) (10 percent) which represents the interest of the DRC government. AngloGold Ashanti and Barrick Gold Corporation each have a 50 percent interest in Kibali
(Jersey) Limited which holds their respective 45 percent interest in Kibali Goldmines.
The Kibali gold project is operated by Barrick Gold Corporation and comprises ten exploitation permits, of which seven expire in
2029 and three in 2030. Those exploitation permits (11447, 11467, 11468, 11469, 11470, 11471, 11472, 5052, 5073 and 5088)
cover an area of approximately 1,836 km2 in the Moto goldfields.

Egypt
General laws relating to mining and land ownership
General regime
In Egypt, the exploitation of natural resources is regulated by the Egyptian Constitution of 2014 (as amended in 2019), which states that all natural resources belong to the people. In general, under the Egyptian legal regime, all mineral rights are vested in the Arab Republic of Egypt. Pursuant to the Egyptian Constitution, the right to exploit natural resources, including precious metals such as gold, can only be granted by a special law adopted by the Egyptian Parliament for a period not exceeding 30 years. Mining exploration, exploitation and development operations in Egypt are generally governed by Law No. 198/2014 on
Mineral Resources (as amended by Law No. 145/2019) and the executive regulations issued pursuant to Prime Minister Decree
No. 108/2020 (collectively, the “Mineral Resources Law”). In addition, some mining operations are  granted as concession agreements that are issued in the form of  a special law adopted by the Egyptian Parliament which specifically relate to such individual mining operations. The Egyptian Mineral Resources Authority (“EMRA”) is the governmental regulatory entity responsible for mineral resources in Egypt, as established by Presidential Decrees No. 452/1970, No. 45/1986 and No. 336/2004
(EMRA was formerly known as the Egyptian Geological Surveys and Mining Authority).
The Mineral Resources Law authorises the Egyptian Minister of Petroleum and Mineral Resources (“MoP”) to grant licences for the exploration of gold. The Egyptian Ministry of Petroleum and Mineral Resources (the “Ministry”) was established and is regulated by Presidential Decree No. 409/1973 concerning the formation of ministries and Presidential Decree No. 1451/1973 concerning competencies of the Ministry and the MoP. Following the grant of a licence for the exploration of gold, several additional permits are required for mining projects, including permits issued by the Egyptian Ministry of Environment and the
Egyptian Ministry of Defence.
Exploration and exploitation models
There are generally two mechanisms to obtain the required mining approvals to engage in gold mining operations in Egypt under the Egyptian legal regime: (i) the rent, royalty and tax-based licensing model and (ii) the concession model.
Rent, royalty and tax-based licensing model
The Mineral Resources Law provides for a dual licences mechanism in the form of an initial exploration licence to be granted by the MoP, typically following a public international tender process.  The exploration licence will be granted with an initial term of two years , which can be renewed twice for two years each as of right and a third time upon presentation and approval of technical justification for such extension by EMRA (i.e., for a maximum duration of eight years). Upon commercial discovery, an exploitation licence is required to be obtained prior to developing mining operations, and such licence requires the adoption of a special law by the Egyptian Parliament. This dual licensing mechanism is based on a rent, royalty and tax-based model which would also include a net profit interest for EMRA.
Concession model
Exploration and exploitation rights can also be obtained through a special law adopted by the Egyptian Parliament in the form of a production sharing and cost recovery agreement (“PSA”) with the Egyptian Government and EMRA. This is known as the concession model.
Concession-based projects are generally regulated by the terms and conditions of an individual concession agreement which prevail in case of conflict with the Mineral Resources Law or other applicable legislation. A gold mining concession agreement typically covers exploration and exploitation rights (subject to commercial discovery). A concession agreement is entered into by the MoP (as a representative of the Egyptian Government), the EMRA (in its capacity as the Egyptian mining regulator) and the contractor (i.e., the mining company or other party engaged in mining operations). The concession agreement is issued as a special law following ratification by the Egyptian Parliament and therefore it can only be amended by the adoption of a subsequent law.
A concession agreement typically sets out the number of exploration phases, and the duration thereof, as well as the percentage of land to be relinquished during each period. An exploitation lease is issued, upon commercial discovery, with respect to the specific areas of the mining concession that will be developed for gold production. The term of the exploitation lease, including any extensions thereof, is determined in the concession agreement.
Under a concession agreement, royalties are generally required to be paid to the Egyptian Government. The royalty rate for gold concessions usually ranges from three to five percent. By comparison, the minimum royalty rate for gold is currently set at five percent in the Mineral Resources Law. Under the concession model, the contractor is solely responsible for funding the joint operating company, but is entitled to recover set percentages of exploration and exploitation costs set out in the relevant concession agreement.

Sukari Concession Agreement
The Sukari gold mine follows the concession model. In 1994, Pharaoh Gold Mines NL (“PGM”), one of AngloGold Ashanti’s
Australian wholly-owned subsidiaries, entered into a concession agreement with EMRA and the Egyptian Government
(represented by the MoP) (the “Sukari Concession Agreement”). The Sukari Concession Agreement was ratified by the Egyptian
Parliament through the adoption of Law No. 222/1994 and came into effect on 13 June 1995. The Sukari Concession Agreement grants PGM and EMRA the right to explore, develop, mine and sell gold and associated minerals in the Sukari concession area located in the Eastern Desert of Egypt. In the event of a conflict between the provisions of the Sukari Concession Agreement and the Mineral Resources Law or other applicable legislation, the provisions of the Sukari Concession Agreement prevail.
On 24 May 2005, PGM, EMRA and the MoP executed an exploitation lease covering an area of approximately 160 km2 surrounding the Sukari gold mine site within the Sukari concession. On 7 June 2005, Sukari Gold Mines Company (“SGM”) was
incorporated under the laws of Egypt as the joint operating company of the Sukari gold mine. SGM was formed to conduct exploration, development, exploitation and marketing operations in accordance with the Sukari Concession Agreement. SGM acts as an agent for PGM and EMRA in carrying out the operations at the Sukari gold mine. Responsibility for the day-to-day management of the Sukari gold mine rests with the SGM general manager, who is appointed by PGM.
The fiscal terms of the Sukari Concession Agreement require that PGM solely funds SGM, and PGM is entitled to recover from sales revenue recoverable costs, as defined in the Sukari Concession Agreement. EMRA is entitled to a share of SGM’s profit
(defined as revenue less payment of the fixed royalty to the Egyptian Government and recoverable costs).
In the Sukari Concession Agreement, the royalty rate is set at three percent of net sales revenue from the sale of gold and associated minerals from SGM, payable to the Egyptian Government, in cash in each calendar half year.
EDX Exploration Licences
In 2021, certain AngloGold Ashanti wholly-owned Egyptian subsidiaries (the “EDX Companies”) were granted several exploration licences by the MoP in the Eastern Desert of Egypt outside of the Sukari mining concession area (the “EDX Exploration
Licences”). The EDX Exploration Licences are based on a rent, royalty and tax-based model which includes a net profit interest for EMRA. AngloGold Ashanti will be the sole operator of the EDX mining operations and no joint operating company will be established with EMRA. Unlike the Sukari Concession Agreement, the Mineral Resources Law and other applicable legislation prevail in case of conflict between such legislation and the provisions of the EDX Exploration Licences.
Under the EDX Exploration Licences, the royalty rate is set at five percent of the value of the sales revenue of gold and associated minerals, payable quarterly to EMRA, with the method of calculation to be set out in detail in the exploitation agreement pursuant to which the exploitation licence will be issued. Upon commencement of commercial production, a 15 percent net profit interest is to be paid to EMRA in line with such exploitation agreement. In addition, a community development contribution shall be set out in such exploitation agreement.
In December 2024, AngloGold Ashanti finalised an in-principle agreement around the terms and conditions of a new Model
Mining Exploitation Agreement (“MMEA”) with EMRA and the MoP in respect of the EDX mining operations. The MMEA sets out the provisions of a comprehensive legal and fiscal framework applicable to any future commercial discoveries in the EDX blocks that complements the agreed exploration terms finalised in 2021. It governs the route to mining, exploitation and development in the exploitation areas of the EDX blocks. The MMEA is expected to be signed by EMRA and the MoP, following which it will be submitted to the Egyptian Parliament for ratification by special law. Upon commercial discovery, the exploitation licence for the
EDX mining operations will be issued pursuant to the MMEA.
Ownership and title to land and assets
AngloGold Ashanti’s access to the area of the Sukari gold mine as well as to the EDX area is secured by virtue of the Sukari
Concession Agreement and the EDX Exploration Licences, respectively. Legal ownership of both those areas remains with the
Egyptian State.
Under the concession model, neither the mining company nor the joint operating company shall at any point own any land in the concession or hold title thereto. As a result, any land purchased by PGM or SGM in the Sukari concession area during the term of the Sukari Concession Agreement will become the property of EMRA. Title to fixed and movable assets owned or purchased by PGM or SGM will be transferred to EMRA upon cost recovery. After such transfer, PGM and SGM remain entitled to use all such fixed and movable assets for the remainder of the term of the Sukari exploitation lease and any extensions thereof. By contrast, with respect to the EDX Companies, as the EDX Exploration Licences are based on a rent, royalty and tax-based licensing model (instead of a concession model), fixed and movable assets owned or purchased by the EDX Companies will remain their property and legal title thereto will not be transferred to EMRA.
Tax laws relating to mining
Mining projects carried out under the concession model usually enjoy special tax and customs duty arrangements. The Sukari
Concession Agreement provides for a 15-year tax exemption from any taxes imposed by the Egyptian Government on the revenues generated from SGM. As a result, SGM is currently exempt from Egyptian corporate income tax. The tax exemption does not include (i) the fixed three percent royalty attributable to the Egyptian Government, (ii) rental income on property and (iii)
interest income on cash and cash equivalents. The tax exemption covers the period from 10 March 2010 (being the date of commencement of commercial production) to 9 March 2025. SGM has filed an application with the MoP to extend the tax-free period on the same terms for a further 15-year period to 9 March 2040. This renewal application is currently pending.
In addition, the Sukari Concession Agreement includes various exemptions from custom taxes and duties with respect to the import of machinery, equipment and consumable items required for the purpose of exploration and exploitation activities (as long as there is no local substitution available with the same or similar quality to the imported items). Furthermore, under the Sukari
Concession Agreement, there is an exemption from duties or taxes on the export of gold and associated minerals produced from
SGM. Finally, PGM is at all times free to transfer, whether in US dollar or other freely convertible foreign currency, any cash of
PGM representing its share of net proceeds and recovery of costs, without any Egyptian Government limitation, tax or duty.
By contrast, mining exploration projects carried out under the rent, royalty and tax-based model with a net profit interest for
EMRA are subject to all applicable taxes and customs regulations in Egypt, including corporate income tax, value added tax
(“VAT”) and custom taxes and duties, unless separate tax concessions have been agreed with the Egyptian Government and ratified by the Egyptian Parliament. The corporate income tax rate in Egypt is 22.5 percent on the net taxable profits of a company. As a result, the EDX mining operations are currently subject to all applicable Egyptian taxes and customs regulations.
However, the MMEA for the EDX mining operations provides for a separate fiscal framework for exploitation activities, which will only enter into force once the MMEA has been passed as a special law by the Egyptian Parliament.
Environmental laws relating to mining
Environmental matters are primarily regulated by Law No. 4/1994 on Environmental Protection and the executive regulations issued by Prime Minister Decree No. 338/1995 (collectively, the “Environmental Laws”). The Egyptian Environment Affairs
Agency (“EEAA”) is the regulatory agency responsible for implementing and enforcing the Environmental Laws, including by formulating general policies and administering plans designed to protect the environment. Under this environmental regulatory framework, environmental reviews are required to be completed by the EEAA as part of the approval process for all proposed mining projects. Non-compliance with the Environmental Laws could lead to the imposition of substantial civil fines and penalties and, in certain cases, criminal charges.
In addition, all mining projects must comply with Law No. 117/1983 on the Protection of Antiquities and Law No. 102/1983 on
Natural Reserves and obtain required environmental permits and approvals following completion of an environmental impact assessment. All of AngloGold Ashanti’s entities engaging in mining in Egypt currently hold valid environmental permits.
AngloGold Ashanti’s rights and permits
Sukari gold mine is located in the Red Sea Governorate in the Eastern Desert of Egypt. It is jointly owned by PGM (a wholly-
owned subsidiary of AngloGold Ashanti) and EMRA through their respective 50 percent equity stake in SGM which operates the
Sukari gold mine. The Sukari Concession Agreement was ratified by the Egyptian Parliament through the adoption of Law No.
222/1994 and came into effect on 13 June 1995. The Sukari exploitation lease covers an area of approximately 160 km2 surrounding the Sukari gold mine site within the Sukari concession. Under the terms of the Sukari Concession Agreement, the exploitation lease is valid for 30 years from the first date of commercial discovery and may be renewed for a further 30-year period, at the option of PGM, with reasonable commercial justification and upon six months written notice to EMRA prior to the expiry of the initial 30-year period. The renewal of the exploitation lease will need to be ratified by the Egyptian Parliament.
Certain AngloGold Ashanti wholly-owned Egyptian subsidiaries, the EDX Companies, hold the EDX Exploration Licences which cover approximately 2,460 km2 of prospective greenfield exploration tenements in the Red Sea Governorate in the Eastern
Desert of Egypt outside of the Sukari mining concession area. The EDX Exploration Licences currently comprise two separate exploration licences covering the Nugrus block and the Najd Fault Corridor block, respectively. The exploration licence for the
Nugrus block, covering an area of approximately 848 km2 located adjacent to the Sukari gold mine, is held by Centamin Central
Mining S.A.E. It is currently in its second exploration phase which has a duration of two years and will expire on 25 May 2026, subject to renewal. The exploration licence for the Najd Fault Corridor block covering approximately 1,374 km2  located southeast of the former El Sid gold mine is held by Centamin North Mining S.A.E. It is currently in its first exploration phase which has a duration of two years and will expire on 30 September 2025, subject to renewal.
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
Stability and development agreements
The GMM Act provides for stability and development agreements. Stability agreements guarantee for a period of 15 years certain terms and conditions (mainly fiscal) to which a company’s operations are subject. Development agreements may be granted to a mineral right holder that proposes to invest over $500 million in its mineral operations in Ghana. The GMM Act permits stability provisions to be incorporated into development agreements. Stability and development agreements are subject to parliamentary ratification. In January 2020, it was proposed that the GMM Act be amended to abolish development agreements and shorten the maximum term of stability agreements from 15 years to five years (with a possible extension for a further five years). If the GMM
Act were amended along these lines, such amendments would not apply retroactively and would therefore not have an impact on existing development agreements, including the Obuasi Development Agreement (as described below). Such amendments to the
GMM Act have not yet been adopted.
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
Obuasi Development Agreement
AngloGold Ashanti (Ghana) Limited (“AGA Ghana”) negotiated a new development agreement in relation to the Obuasi mine (the
“Obuasi DA”) with the Government of Ghana. On 21 June 2018, the Ghanaian Parliament ratified the Obuasi DA which contains stability terms as provided for in stability agreements. The Obuasi DA confers a number of rights and obligations on AGA Ghana with respect to the Obuasi mine, including, among other matters, (i) the stabilisation of the fiscal and regulatory framework
(except for enactments promoting the use of Ghanaian goods and services) for a period of ten years (with a potential five-year extension); (ii) the right to hold up to 80 percent of proceeds received from exporting minerals in foreign currencies outside of
Ghana; (iii) obligation to give preference to materials and goods made in Ghana as well as services provided by Ghanaians; and
(iv) the right to peaceful enjoyment and protection against expropriation.
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
•Income Tax Act, 2015 (Act 896) (as amended) and Income Tax Regulations, 2016 (L.I. 2244);
•Customs Act, 2015 (Act 891) (as amended) and Customs Regulations, 2016 (L.I. 2248);
•Value Added Tax, 2013 (Act 870) (as amended) and Value Added Tax Regulations, 2016 (L.I. 2243);
•Revenue Administration Act, 2016 (Act 915) (as amended);
•Exemptions Act, 2022 (Act 1083); and
•Growth and Sustainability Levy Act, 2023 (Act 1095) (as amended).
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
The provision of goods and services is liable to value added tax (“VAT”) at a revised rate of 15 percent. In addition, there are separate levies, including a 2.5 percent National Health Insurance Levy (“NHIL”), a 2.5 percent Ghana Education Trust Fund
Levy (“GetFund Levy”) and a one percent COVID-19 Levy. By virtue of the Obuasi TCA, AGA Ghana is exempt from the payment of the NHIL and GetFund Levy. In addition, while AGA Ghana is technically exempt from the payment of the COVID-19 Levy (as it became operational subsequent to the effective date of the Obuasi DA), the Company decided to pay the COVID-19 Levy voluntarily. AGA Iduapriem is not exempt from any of these levies. In March 2025, the Government of Ghana indicated its intention to abolish the COVID-19 Levy.
In addition, the Growth and Sustainability Levy Act, 2023 (Act 1095) (the “GSL Act”) introduced a Growth and Sustainability Levy
(“GSL”) on certain companies and institutions initially for the 2023, 2024 and 2025 years of assessment. In March 2025, the
Ghanaian Parliament extended its duration until the 2028 year of assessment. With respect to mining companies, the non-
deductible GSL initially amounted to one percent of gross production. In March 2025, the Ghanaian Parliament increased the
GSL for mining companies to three percent of gross production. While the GSL Act contains a provision to the effect that the GSL applies to the specified companies or institutions despite any provision to the contrary in any agreement or enactment relating to a tax holiday or exemption from direct or indirect tax applicable to such company or institution, AGA Ghana believes such provision is incompatible with the Obuasi DA. AGA Iduapriem is subject to payment of the GSL.
In March 2025, the Ghanaian Parliament repealed the Emissions Levy Act, 2023 (Act 1112) which was originally intended to impose a levy on carbon dioxide equivalent emissions from specified sectors, including companies in the mining sector, at the rate of GHS 100 (approx. USD 7.15) per tonne of emissions per month. The Ghana Revenue Authority had not implemented the emissions levy prior to its abolition in March 2025.
The Exemptions Act, 2022 (Act 1083) (“Exemptions Act”) defines the scope of tax exemptions that may be granted under
Ghanaian law, and sets out the administrative process for obtaining a tax exemption. The Exemptions Act required a person with the benefit of an existing tax exemption to apply to the Ghana Minister of Finance by 11 March 2023 in order to continue to benefit from that tax exemption. The requirement to apply to the Minister of Finance does not affect AGA Ghana (as, by virtue of the Obuasi DA, AGA Ghana is stabilised against the adverse effects of, or obligations imposed by, any new laws). By contrast,
AGA Iduapriem is subject to the provisions of the Exemptions Act.
Environmental laws relating to mining
Mining companies are required, under the GMM Act, Environmental Assessment Regulations, 1999 (L.I. 1652), Environmental
Protection (Mining in Forest Reserves) Regulations, 2022 (L.I. 2462) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary approvals from the Environmental Protection Agency (the “Ghana EPA”) and, in appropriate cases, the Water
Resources Commission, the Forestry Commission and/or the Minerals Commission before undertaking mining operations. This includes undergoing an environmental impact assessment process and, following the issuance of the environmental permit, periodically preparing (i) environmental management plans, which include details of the anticipated impacts of mining operations on the environment and local communities, as well as a comprehensive plan and timetable for actions to mitigate and remediate any such adverse effects of the mining operations, and (ii) annual environmental reports in respect of their businesses, for submission to the Ghana EPA. The Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) also require mining operations to obtain certain permits from the Inspectorate Division of the Minerals Commission for the operation of mines.
The environmental permits of AGA Ghana (for the Obuasi redevelopment project and for construction at a tailings storage facility)
expired in June 2024 and November 2022, respectively. There are five environmental permits for operations at AGA Iduapriem, one of which expired in July 2024, and the rest of which will expire on various dates between December 2025 and June 2027.

The renewal processes for the expired AGA Iduapriem and AGA Ghana environmental permits, which were commenced in advance of the expiry date of the permits, are underway.
Environmental laws in Ghana also require mining operators to rehabilitate land negatively impacted by mining operations according to an environmental cost reclamation plan agreed with the Ghana EPA. The environmental cost reclamation plan includes two cost estimates, namely the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as of the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Each mining company is typically required to secure a percentage (typically between 50 percent and 100 percent) of the estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. The terms of each reclamation bond are determined by a reclamation security agreement between that company and the Ghana EPA. Both AGA
Ghana and AGA Iduapriem have bank guarantees in place for environmental reclamation liabilities as well as escrow accounts with joint signatories from the Ghana EPA. The bank guarantees for AGA Iduapriem expired in October 2024, December 2024 and January 2025, and the bank guarantees for AGA Ghana expired in December 2024. The AGA Iduapriem bank guarantees have been renewed and will now expire in October 2025, November 2025 and February 2026. The AGA Ghana bank guarantees have been renewed and will now expire in January 2026 and March 2026.
Foreign exchange, export and other rules
Retention of foreign earnings
Pursuant to Section 30 of the GMM Act, a mining company may retain a percentage of its foreign exchange earnings to satisfy its external payment obligations. The Obuasi mine is permitted to retain 80 percent of its foreign exchange earnings in an offshore foreign exchange account, whereas the Iduapriem mine is allowed to retain up to 45 percent. In addition, the Company has permission from the Bank of Ghana to retain and use U.S. dollars outside of Ghana to fulfil payment obligations to the
Company’s hedge counterparties which cannot be met from the cash resources of its treasury company.
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
Local content and local participation policy
Mining companies must submit a detailed programme for the recruitment and training of Ghanaians with a view to achieving
“localisation”, which is the replacement of expatriate personnel in a company’s Ghanaian operations by Ghanaian personnel. In addition, mining companies must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies, as further set out in the Minerals and Mining (Local Content and Local
Participation) Regulations, 2020 (L.I. 2431). These regulations aim to develop Ghanaian participation in the mining industry value chain by imposing an obligation on mining companies to procure goods and services with Ghanaian content to the maximum extent possible. A new Procurement List (6th edition) was published by the Minerals Commission in January 2025 which expands the list of goods and services to be sourced locally and increased local content and participation targets for certain categories. In particular, the new Procurement List prohibits owner mining in favour of contract mining by mining contractors incorporated in
Ghana. In addition, all directors and shareholders of mining contractors for surface operations should be Ghanaian. For underground operations, at least 50 percent of directors and shareholders should be Ghanaian. AGA Ghana and AGA
Iduapriem’s existing contract mining arrangements are exempt from the application of the new Procurement List as they predate its adoption.

The Government’s election to purchase gold
In June 2021, the Bank of Ghana launched a “Domestic Gold Purchase Programme” through which the Bank of Ghana intends to purchase refined gold from AGA Ghana, AGA Iduapriem and other large-scale mining companies through voluntary arrangements pursuant to the Bank of Ghana Act, 2002 (Act 612). The LNR Minister indicated in November 2022 that the
Government of Ghana intended to exercise its statutory right of pre-emption pursuant to the GMM Act to compel large-scale mining companies to sell 20 percent of their Ghana gold production and/or the resultant refined gold to the Bank of Ghana in exchange for Ghanaian cedis. Each of AGA Ghana and AGA Iduapriem executed voluntary gold purchase agreements with the
Bank of Ghana in December 2022, which were amended in June 2023, April 2024 and March 2025, and has been selling 20 percent of their annual gold production to the Bank of Ghana.
Ghana Gold Board
In March 2025, the Ghanaian Parliament passed a bill establishing the Ghana Gold Board (to replace the PMMC) with a mandate to (i) oversee, monitor and undertake the buying, selling, assaying, refining, export or other related activity in respect of gold, (ii) generate foreign exchange for the country, (iii) promote responsible sourcing of gold, (iv) promote value addition to the gold resources of the country, and (v) support the accumulation of gold reserves by the Bank of Ghana. The Ghana Gold Board’s legal and operational framework is currently being developed. It is expected that the Ghana Gold Board will assume the Bank of
Ghana’s current 20 percent gold purchase arrangement with large-scale mining companies.
AngloGold Ashanti’s rights and permits
The Obuasi mine, which is located in the Ashanti region of Ghana, originally held four contiguous mining leases, namely, the
Obuasi, Binsere 1, Binsere 2 and Binsere 3 Mining Leases. The Obuasi Mining Lease was granted by the Government of Ghana on 5 March 1994, covering an area of approximately 338 km2 in the Amansie East and Adansi West districts of the Ashanti region, for a term of 30 years from the date of the agreement. The Binsere Mining Leases were granted on 9 April 1998, covering an area of 140 km2, for a term of 30 years from the date of the agreement. All leases in respect of the Obuasi mine had been duly ratified in accordance with Ghanaian law. In March 2007, the Government of Ghana agreed to extend the term of the Obuasi
Mining Lease for a further term of 30 years. The amended Obuasi Mining Lease was also ratified by Parliament on 23 October
2008. The Obuasi Mining Lease will expire in March 2054 and the Binsere Mining Leases in April 2028. The mining leases are renewable. On 3 March 2016, the Minerals Commission approved AGA Ghana’s application to surrender approximately 273.54 km2 of the area to the Government of Ghana, reducing the combined area under AGA Ghana’s lease areas to 201.46 km2. The remaining parcel of land that will be subject to the mining lease is situated within various villages and townships in the region but excludes the municipality of Obuasi. On 15 January 2021, the Minerals Commission approved AGA Ghana’s application to surrender a further 60.24 km2 of lease area, thereby reducing the total lease area to 141.22 km2 under three mining leases, namely, the Obuasi Mining Lease (87.48 km2), the Binsere 1 Mining Lease (29.03 km2) and the Binsere 2 Mining Lease (24.71
km2). These mining leases are covered by the Obuasi DA and Obuasi TCA.
The Iduapriem mine, which is located in the Western region of Ghana, operates under four different mining leases, namely, the
Iduapriem Mining Lease (LVB1539/89) (36.47 km2), the Ajopa Mining Lease (LVB/WR326/09) (46.12 km2), the Teberebie Mining
Lease (LVB3722H/92) (28.53 km2) and the Ajopa South Mining Lease (LR#1109/1999) (28.10 km2). On 17 February 2020, the
mining leases were extended for a further period of 15 years and such leases will now expire in February 2035. All leases in respect of the Iduapriem mine have been duly ratified in accordance with Ghanaian law.
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
AngloGold Ashanti’s rights and permits
The Group’s Guinean subsidiary, Société AngloGold Ashanti de Guinée S.A. (“SAG”), has title to the Siguiri mine in the form of a mining concession, originally granted by virtue of Presidential Decree D/97/171/PRG/SGG, dated 4 August 1997, for a period of
25 years (the “Mining Concession”). The Mining Concession covers exploration and mining for gold, silver, diamonds and associated ores, and was originally covered by a mining convention entered into with the Republic of Guinea in 1993 and amended in 2005. On 28 June 2016, SAG and the Government of Guinea concluded a revised and consolidated mining convention (Convention de Base Révisée et Consolidée) (the “Revised Mining Convention”) which encompasses a renewal of the term of the original mining convention and other amendments necessary to support an expansion project to extend the life of the Siguiri mine (the “Expansion”). In compliance with the provisions of the Guinea Mining Code, the Revised Mining Convention
was ratified by the Guinean National Assembly (Law L/2016/N°067/AN dated 30 December 2016, promulgated by Decree
D/2017/015/PRG/SGG dated 24 January 2017), submitted to the Guinean Supreme Court which rendered a favourable opinion
(Judgement N°AC 005 dated 16 January 2017), and ratified by the President of the Republic of Guinea (Decree D/2017/021/
PRG/SGG dated 24 January 2017), following which it replaced the original mining convention and became effective on 24
January 2017. The Mining Concession expired on 4 August 2022; however, a renewal request was filed prior to its expiry in accordance with the provisions of the Revised Mining Convention on 1 February 2022.
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
The Siguiri mine is located in the Kankan region of Guinea. The Mining Concession covers an area divided into four blocks totalling approximately 1,495 km2. SAG has the exclusive right to explore and mine in any part of the concession area for the duration of the Revised Mining Convention. The Revised Mining Convention also grants SAG the option to secure certain land rights over additional areas currently covered by exploration permits, but to which SAG may need access for purposes of establishing roads or storage of tailings. Pursuant to the Revised Mining Convention, the Mining Concession can be renewed for one or more period(s) that cannot exceed ten years each as long as the Revised Mining Convention is in force.
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
Tanzania
General laws relating to mining
Tanzania Mining Act and Tanzania Mining Regulations
Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act, Chapter 123 (R.E. 2019), as amended (the “Tanzania Mining Act”) and the Mining Regulations, 2018 (the “Tanzania Mining Regulations”). The Tanzania
Mining Act and the Tanzania Mining Regulations came into force in November 2010 followed by amendments to the Tanzania
Mining Act in 2017 and subsequent amendments to the Tanzania Mining Regulations in 2018, 2019 and 2022. The Mining (Local
Content) Regulations were amended and came into force on 23 September 2022. Those amendments, together with an
Executive Order, introduced, among other matters, (i) the Tanzania Mining Commission (“MC”); (ii) local content requirements in employment and for procurement of goods and services; (iii) Mining Licence requirements of five percent of a licencee’s equity to be held by Tanzanians, with at least 80 percent of its managerial positions to be held by Tanzanians and 100 percent of non-
managerial and other positions to be held by Tanzanians, in addition to the shareholding of the Government of Tanzania pursuant to Section 10 of the Tanzania Mining Act (i.e., free-carried interest); and (iv) regulations for the government warehousing of minerals prior to export/sale.
Minimum shareholding and public offering
In 2016, the Mining (Minimum Shareholding and Public Offering) Regulations, 2016, as amended, were adopted. The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock
Exchange, which will apply to companies that are carrying out large scale mining operations. The regulations also require all existing holders of a special mining licence to list a minimum of 30 percent of their shares on either the Main Investment Market or the Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within six months of the regulations coming into force, which was on 24 February 2017. However, the Company believes the listing requirement conflicts with the mining development agreement. In September 2020, the Government of Tanzania published the Mining (Minimum Shareholding and
Public Offering) (Amendment) Regulations, 2020, which exempt companies holding special mining licences from local listing requirements if such mining company has entered into an agreement with the Government of Tanzania that provides for a non-
dilutable free-carried interest in such mining company and an economic benefits sharing arrangement.
Arbitration
Along with other major mining companies, AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the
Government of Tanzania to gain assurances that the Geita gold mine will not be affected by recent legal and fiscal changes adopted by the Government in light of their existing mining development agreements which guarantee (i) fiscal and regulatory stability, and (ii) an agreement between all parties before material legal and regulatory changes are made. As a precautionary step to safeguard its interests, AngloGold Ashanti commenced international arbitration proceedings against the Government of
Tanzania in connection with the enactment of this legislation in July 2017. Declaratory relief is sought in accordance with the terms of the Company’s existing mining development agreement to preserve its and its shareholders’ rights and interests in the
Geita gold mine. AngloGold Ashanti is seeking confirmation from the Government of Tanzania that, as a result of its existing mining development agreement, the Company does not fall within the scope of the new mining legislation that includes, among other things, (i) listing requirements; (ii) an increase in the rate of revenue royalties from four to six percent and a one percent clearance fee; and (iii) a right for the Government of Tanzania to (a) re-negotiate existing mining agreements at its discretion, (b)
receive a non-dilutable, free-carried interest of no less than 16 percent in all mining projects, and (c) acquire up to 50 percent of the shares of the mining company commensurate with the total tax expenditure incurred by the Government in favour of the mining company. AngloGold Ashanti can provide no assurance that the new mining legislation, including the listing requirements, will not apply to its operations in Tanzania and the outcome of the arbitration action may have a material adverse impact on the
Company’s results of operations and financial condition. See also “Item 8A: Legal Proceedings—Tanzania”.
Categories of mineral right licences
Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right licence granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts. To enable a company to prospect or mine, the MC initially grants an exclusive prospecting licence. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MC may then grant a form of licence for mining. Three categories of licences can be applied for under the Tanzania Mining Act: licences for exploration, licences for mining, and licences for ancillary activities. Licences for exploration include prospecting licences and gemstone prospecting licences.
Licences for mining include special mining licences (if the proposed capital investment is equal to at least $100 million), mining licences (if the proposed capital investment is equal to between $100,000 and $100 million) and primary mining licences
(reserved for Tanzanian citizens).

A prospecting licence grants the holder the exclusive right to prospect in the area covered by the licence for all minerals within the class of minerals applied for. An application for a prospecting licence is made to the MC and the licence, once granted, is valid for an initial term of four years. After the initial term, the licence is renewable for a further period of three years, with no option for renewal thereafter. Upon renewal, 50 percent of the area covered by the licence must be relinquished.
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
Subsequently, the Tanzania Revenue Authority (“TRA”) denied our applications for VAT input credit refunds, which amounted to a total of $120 million (after discounting provisions) as of 31 December 2024, covering the period from July 2017 onwards, on the basis that all of the gold doré that we export constitutes “raw minerals” for purposes of the VAT Act. In response, the Company filed formal notices of objection with the TRA stating that the exportation of gold doré is, in its view, not covered by the restriction since doré does not fall within the category of “raw minerals” as used in the VAT Act. On 22 February 2019, the Tanzania Mining
Act was amended to introduce a definition for “raw minerals” which supports our interpretation that gold doré is excluded from the prohibition. On 1 July 2020, the Finance Act, 2020 (No. 8), amended the VAT Act, without retrospective effect, in order to remove the restrictions on VAT input tax credits for the exportation of “raw minerals” as well as a series of other raw products. This recent amendment confirms the technical basis for VAT input tax recovery for mineral exporters from July 2020 onwards. VAT claims from July 2020 onwards are subject to verification procedures by the TRA before any refunds will be received. In 2024, the
Company was able to offset $88 million of verified VAT claims (from July 2020 onwards) against its corporate tax liability in
Tanzania. Discussions with the TRA are ongoing to resolve our historical claims for VAT input credit refunds for the period from
July 2017 to June 2020.
Environmental laws relating to mining
On 17 May 2024, the Environmental Management (Environmental Performance Bond) Regulations, 2024 came into force. The regulations aim to provide for and promote environmental sustainability with respect to safe decommissioning of a project, site rehabilitation, and ecosystem restoration during and after the closure of a project. The regulations require preparation of a detailed decommissioning plan and placement of an environmental performance bond in the form of an escrow account, bank guarantee, capital bond or other permitted form of guarantee. Upon placement of an environmental performance bond, an environmental performance bond certificate will be issued by the relevant minister.
In addition, on the same date, the Environmental Management (Right to Compensation) Regulations, 2024 also came into force.
The regulations establish a liability and compensation regime for certain types of environmental damages. In particular, the regulations create a third party right to compensation in cases of personal injury or damage to property that result from, among other things, the violation of environmental protection standards and accidents or incidents that result in harm to persons, property or the environment. The owner of an area or premises where hazardous activity occurs, the owner of machinery or equipment used in a hazardous activity or an operator who exercises control of a hazardous activity, whose act or omission results in a violation of applicable legal requirements or that otherwise directly or indirectly causes injury to a person or damage to property or the environment may be held liable under the regulations. Liability may be administrative, civil or criminal in nature, depending on the nature, motive, manner and gravity of injury suffered by a person or the damages to property or the environment. The owner or operator has the burden of proof to establish that the alleged injury or damage did not occur.

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

AngloGold Ashanti’s rights and permits
The Geita gold mine is located in the Lake Victoria goldfields in the Geita region of Tanzania. AngloGold Ashanti has concluded a mining development agreement with the Ministry of Minerals on 24 June 1999 and was issued a special mining licence
(SML45/99) covering approximately 196 km2 for an initial period of 25 years, which expired on 26 August 2024. The special mining licence (SML45/99) was renewed by the MC for a further period of 15 years with effect from 27 August 2024 and will now expire in 2039. The renewed special mining licence (SML45/99) currently contains a number of new conditions which remain under discussion between AngloGold Ashanti and the Government of Tanzania, related to the implementation of the 2017 mining regulations in Tanzania. AngloGold Ashanti believes that the terms and conditions of its mining development agreement prevail in case of inconsistencies with any terms and conditions included in the renewed special mining licence (SML45/99).
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
AUSTRALIA REGION
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
Environmental laws relating to mining
Mining tenements will be granted with endorsements and conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment (including a public consultation period) pursuant to applicable environmental protection legislation prior to commencement. Further, a works “construction” approval and an operating licence under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-
related operations. In Western Australia, legislation removing the distinction between “works approvals” and “licences” was previously expected to enter into force in 2024 such that, following the effective date, only a “licence” would be required for
“prescribed activities”, which include relevant works and operations on a mining lease, and not a separate “works approval”.
Depending on the jurisdiction, additional approvals may be required for the removal of native vegetation within the tenement, and the taking and use of water for exploration and mining operations. It is currently unclear as to when this legislation will enter into force.
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
At Sunrise Dam in the state of Western Australia, one mining lease (M39/1116) covers the deposit and mine infrastructure
(approximately 7,808 hectares) and another mining lease (M39/1117) covers the water extraction infrastructure used to supply the operation with water (approximately 1,768 hectares). Both leases are currently in good standing, with expiry dates in 2038.
Both mining leases are within an area which is the subject of the Nyalpa Pirniku native title determination, which determination was made by the Federal Court of Australia on 31 October 2023. In relation to the area of M39/1116 and M39/1117, the native title rights and interests are non-exclusive in nature. The determination records that these mining leases prevail over native title.
The Butcher Well joint venture in the state of Western Australia has security of tenure for all current exploration licences and for the contiguous mining leases that covers its Mineral Resource. There are three mining leases: mining lease (M39/165) which covers 602.35 hectares with expiry date in 2030, mining lease (M39/166) which covers 990 hectares with expiry date in 2030 and mining lease (M39/230) which covers 446.4 hectares with expiry date in 2032. These mining leases are also within the area of the Nyalpa Pirniku native title determination (see above). In relation to the area of M39/165, M39/166 and M39/230, the native title rights and interests are non-exclusive in nature. The determination records that these mining leases prevail over native title.
At Tropicana in the state of Western Australia, the deposit is situated upon a single mining lease (M39/1096) covering approximately 27,228 hectares, which is currently in good standing, with an expiry date in 2036. This mining lease is wholly surrounded by an area which is the subject of the Nangaanya-ku Part A native title determination, which determination was made by the Federal Court of Australia on 29 November 2021, although the determination excludes M39/1096 itself. In relation to the area surrounding M39/1096, the native title rights and interests are exclusive in nature. M39/1096 itself is subject to Part B of the
Nangaanya-ku native title claim, which is pending determination of the remaining issues by the Federal Court of Australia.
AngloGold Ashanti Australia Limited is also conducting early stage exploration activities in the state of Queensland under the
Mineral Resources Act 1989 (QLD). AngloGold Ashanti holds 45 exploration permits covering 1,210,900 hectares. Each permit is granted with an initial term of five years, renewable for two further periods of not more than five years each.

AMERICAS REGION
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
The Argentinean Mining Code regulates exploration permits as well as mining concessions, or exploitation rights. Exploration permits grant their holders exclusivity rights to any mineral discoveries, including those made by a third party within the exploration area covered by the permit. Exploration permits are limited in time, are required to pay a one-time fee relating to the extent of the exploration area, and require a minimum exploration work programme and schedule to keep the permit in force.
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
Glacier Law
In Argentina, the National Law on Minimum Requirements for the Protection of Glaciers (Law No. 26, 639) (the “Glacier Law”)
was enacted in 2010. The Glacier Law bans new mining exploration and exploitation activities on glaciers and “peri-glacial” areas and establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must be surveyed by an existing national government agency specifically appointed to this end every five years. The area where the Cerro Vanguardia project is located does not include any glaciers or peri-glacial areas according to the inventory of glaciers which was last published in June
2018.
Rural Land Law
In 2011, the Argentinean National Congress passed a law on the Regime for Protection of National Domain over Ownership,
Possession or Tenure of Rural Land (Law No. 26, 737) (the “Rural Land Law”) which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than 15 percent of the entire rural land of Argentina, the same cap being applicable to each Province and Municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona núcleo”, which comprises the main agricultural areas of central
Argentina or an “equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, nationally significant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by the Rural
Land Law, certain rights granted to foreign mining companies under the Argentinean Mining Code may be restricted by this law.
For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.
While the Rural Land Law was initially repealed by means of Emergency Decree No. 70/2023 (Decreto de Necesidad y
Urgencia) (“DNU”) on 29 December 2023, the provision of the DNU repealing the Rural Land Law was declared unconstitutional by a federal court on 21 March 2024. This decision was subsequently appealed by the national government to the Supreme
Court of Argentina, where the case is currently pending. Meanwhile, the Rural Land Law remains in force.

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
In Argentina, the regulatory regime for royalty payments was modified on 8 July 2024 through Law No. 27,743/2024 which amended the Mining Investment Law. Under this amended regime, provinces that collect royalties or choose to do so may not charge more than three percent of the pit-head value of the extracted mineral. However, for mining projects that had not commenced construction of their exploitation phase before the law came into effect, provinces may collect royalties up to five percent of the pit-head value, subject to certain conditions. In December 2012, the Santa Cruz Province changed the mining royalty from one percent to three percent calculated at pit-head value of the mineral extracted thus bringing it to the cap of the
Mining Investment Law.
Foreign exchange and export rules
Foreign exchange controls
On 1 September 2019, by means of Executive Decree No. 609/2019 (the “Export Controls Decree”), the Argentinean national government reinstated foreign exchange controls. The Export Controls Decree and related regulations of the Central Bank of
Argentina, among other measures, impose the obligation of Argentinean residents to transfer to Argentina and/or sell for
Argentinean pesos in the Argentinean foreign exchange market (mercado de cambios) the countervalue (contravalor) from their exports of goods and services within a specified period as well as limit the ability of both Argentinean and non-Argentinean residents to acquire foreign currency in the Argentinean foreign exchange market and to transfer such foreign currency to and from Argentina. The Consolidated Text on “Foreign Trade and Exchange” issued by the Argentinean Central Bank (as amended from time to time) establishes the specific regulatory requirements to implement the measures adopted by the national government in this area.
In order to access the foreign exchange market, Argentinean residents, such as CVSA, must comply with certain general supplementary provisions in addition to certain requirements which are specific to a particular transaction. In general, access to the foreign exchange market for the payment of dividends to non-resident shareholders is subject to prior approval from the
Argentinean Central Bank, unless certain requirements are complied with.
CVSA had a cash balance equivalent to $134 million at 31 December 2024. The cash remains fully available for CVSA’s operational and exploration requirements. During 2024, CVSA paid the remaining offshore dividends of $75 million to AngloGold
Ashanti by entering into a currency swap to obtain the necessary US dollars.
Export duties
On 21 December 2019, the National Law on Social Solidarity and Productive Reactivation (Law No. 27, 541) (the “Solidarity
Law”) was enacted. The Solidarity Law granted the national government power until 31 December 2021 to impose export duties which may not exceed certain caps. For example, the Solidarity Law provides that export duties on mining exports cannot exceed eight percent of the taxable value or official FOB price. On 2 October 2020, the national government published Decree
No. 785/2020 (the “Export Duties Decree”) which sets an export duty rate of eight percent for certain goods, including doré bars and gold alloys, and revoked the provisions of Decree No. 793/2018 which had previously set the export duty at 12 percent ad valorem. While the Export Duties Decree was set to expire at the end of 2021, on 31 December 2021, the national government published Decree No. 908/2021, extending the deadline of export duties on certain goods, including doré bars and gold alloys, until 31 December 2023. Until a new bill has been formally adopted by the Argentinean National Congress to maintain export duties on doré bars and gold alloys, there are no such export duties in force. Any export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to CVSA in 1996 in light of the fact that at the time export duties were zero percent.
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

Pursuant to the 2019 Procedure, the National Mining Secretariat issued favourable opinions regarding CVSA’s claims in respect of fiscal years 2018 and 2019, which amounted to approximately $0.4 million and $1.1 million, respectively, as of 31 December
2024. These claims are currently under review by the relevant customs authorities. On 14 July 2021, CVSA submitted its claim in respect of fiscal year 2020, which amounted to approximately $2.1 million as of 31 December 2024. The National Mining
Secretary has not yet issued an opinion regarding this claim.
Furthermore, CVSA has requested the tax authorities to apply the 2019 Procedure in respect of its historical claims for fiscal years 2008 to 2015 during which the imposition of export duties also exceeded CVSA’s total tax burden under its tax stability guarantee. However, these claims, which amounted to approximately $0.6 million as of 31 December 2024, are still being reviewed under the rules to challenge export duties instead of the 2019 Procedure. CVSA has appealed the application of those rules and a decision on this issue is pending.
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
On 20 September 2022, CVSA submitted its claim for compensation for the export duties and income tax for the payment of dividends to its foreign shareholders in respect of fiscal year 2021, which amounted to approximately $1.9 million as of 31
December 2024, pursuant to the 2022 Procedure. In addition, on 4 October 2023, CVSA submitted its claim for compensation for the export duties and income tax for the payment of dividends to its foreign shareholders in respect of fiscal year 2022, which amounted to approximately $2.8 million as of 31 December 2024, pursuant to the 2022 Procedure. On 8 January 2025, CVSA submitted its claim for compensation for the export duties in respect of fiscal year 2023, which amounted to approximately $7.5 million as of 31 December 2024, pursuant to the 2022 Procedure. These claims are currently under review by the National
Mining Secretary.
In total, AngloGold Ashanti’s net export duty receivables (after discounting provisions) in Argentina amounted to $3.2 million as of
31 December 2024.
Environmental laws relating to mining
Any mining company intending to commence or modify any mining-related activity, as defined by the Argentinean Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, is required to prepare and submit to the competent provincial environmental authority an Environmental Impact Assessment (“EIA”) prior to commencing the work. Each EIA is required to describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. If accepted by the competent authority (after a public consultation stage), the EIA is used as the basis to create a Declaration of
Environmental Impact (“DEI”) to which the mining company is required to adhere during the mining-related activity. The DEI is required to be updated at least on a biannual basis. Sanctions and penalties for non-compliance with the DEI are outlined in the
Environmental Protection section of the Argentinean Mining Code, and may include warnings, fines, suspension of quality certifications, obligations to restore the environment, temporary or permanent closure of activities, and withdrawal of authorisation to conduct mining-related activities.
Mining activities are also subject to general regulations addressing a wide spectrum of environmental matters, including authorisation for the management of hazardous substances, wastes, air emissions and liquid effluents, as well as use of certain equipment. Authorities are generally entitled to impose administrative sanctions when they identify violations of such environmental regulations, including, among other matters, fines, closure of facilities, suspension of activities and revocation of permits.
AngloGold Ashanti’s rights and permits
The Cerro Vanguardia mine is located in the Province of Santa Cruz in Argentina.  The mining concession holder of Cerro
Vanguardia is AngloGold Ashanti’s partner, Fomento Minero de Santa Cruz S.E. (“Fomicruz”), which is wholly owned by the
Santa Cruz Province. On 27 December 1996, Fomicruz entered into a usufruct agreement whereby CVSA was granted an irrevocable right to exploit the Cerro Vanguardia deposit (encompassing an area of approximately 543 km2) for a 40-year period.
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
Under the current Brazilian Mining Code, there are two types of mines: (i) claimstake mines (minas manifestadas), for which rights were acquired before 1934 and exist independently of any mining licence or authorisation from the Federal Government and for which the Mineral Resources constitute property of the landowner, and (ii) granted mines, which are those that rely on grants from the Federal Government for mineral exploration or exploitation (pursuant to the Brazilian Constitution of 1988).
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
At the end of 2011 and the beginning of 2012, the states of Minas Gerais, Pará, Amapá and Mato Grosso do Sul each created a new “inspection and control” tax (duty) on extraction and exploration activities as well as on the use of Mineral Resource carried out in those states. In the state of Minas Gerais, gold ore and silver ore are exempted from the collection of this new duty. At the end of 2020, the state of Goiás created a new “inspection and control” tax (duty) on extraction and exploration activities carried out in this state, which currently still needs to be implemented. The constitutionality of these “inspection and control” taxes was upheld by the Supreme Court of Brazil in August 2022.
In December 2022, the legislature of the state of Goiás voted to create Fundeinfra (Fundo Estadual de Infraestrutura), a fund to invest in infrastructure projects in the state. The fund is financed by a new tax imposed on certain agricultural and mining products at a rate between 0.50 percent and 1.65 percent depending on the product. The tax on gold amounts to 1.65 percent of the declared export value. A lawsuit challenging the constitutionality of this tax is currently pending before the Supreme Court of
Brazil.
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
Environmental laws relating to mining
In recent years, Brazilian authorities, both at the federal and state levels, have generally increased scrutiny of mining operations, and of TSFs and tailings piles in particular, and have adopted strict laws and regulations applicable to the approval, licensing, construction, management, closure, decommissioning and decharacterisation (or “descaracterização” of TSFs, which generally means that the structure no longer serves its primary purpose of acting as a tailings containment) of TSFs in Brazil.

At the federal level, a 2019 resolution adopted by the ANM (ANM Resolution No. 13/19) prohibited the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil and required operators to cease all storage and disposal activities at such TSFs (known as “deactivation” or “desativação”). Operators were further required to decharacterise such TSFs by the applicable compliance date (i.e., by 2022 to 2027, depending on the capacity volume). In addition, Federal Law No. 14.066/20, adopted in October 2020, also imposed requirements on companies to decharacterise upstream TSFs by February 2022, with extensions to the original compliance deadline permitted by consent of the ANM based on the technical plan for decharacterisation. Serra Grande submitted timely requests to obtain an extension of the compliance deadline for decharacterisation until 2025 in line with the timeline set forth in ANM Resolution No. 13/19 and, in May 2022, the
ANM issued a technical note allowing the extension of the compliance deadline until 15 September 2025.  Additional extensions may be warranted for purposes of ensuring worker safety and stability of the structure during decharacterisation activities. The
Serra Grande mine has ceased hydraulic deposition at the TSF and migrated to dry-stacking operations.
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
As of 31 December 2022, AngloGold Ashanti had fully transitioned to dry-stacking operations for tailings storage at each location in Brazil. Total expenditures in 2024 to deactivate and decharacterise existing structures amounted to approximately $31 million.
Total expenditures for work required to comply with TSF-related requirements during the period 2025-2027 are expected to be material but, based on preliminary estimates to date, AngloGold Ashanti anticipates that annual expenditures during that period will decline over time. Neither ANM Resolution No. 95/22 (see below) nor Federal Law No. 14.066/20 requires removal of all tailings material in connection with the decharacterisation of TSFs.
In addition, ANM Resolution No. 95/22, which became effective in February 2022, established new criteria for the operational management of TSF structures, changed the criteria related to the risk classification of TSF structures and emergency levels and set new criteria for the suspension, embargo (order to stop operations) and interdiction of TSF activities. Operators of TSFs were mandated to conduct and submit risk assessments to the ANM by December 2022 and are required to update those risk assessments every two years. Operators are also required to periodically obtain certifications from external consultants of the geotechnical stability of TSF structures and the adequacy of emergency response plans. As of the date hereof, all of AngloGold
Ashanti’s TSFs in Brazil have received certification by external consultants of on-site emergency response plans (Declaração de
Conformidade e Operacionalidade (“DCO”)) as well as certification by external consultants of geotechnical stability (Declaração de Condição de Estabilidade (“DCE”)) consistent with the new standards. In addition, at the Calcinados TSF, a risk assessment conducted in December 2022 with oversight from external consultants, as required by Brazilian regulations, concluded that additional buttressing should be completed to align the TSF’s post liquefaction factor of safety with international standards currently considered best practice. Engineering and geotechnical work was conducted by external consultants in 2023 to evaluate other potential options for alignment of the Calcinados TSF with international standards, which concluded in March
2024 that additional buttressing was not required. Subsequently, the decharacterisation plan for the Calcinados TSF was updated and presented to the ANM in October 2024. Tailings deposition at the Calcinados TSF, as well as processing and refining of gold concentrate at the Queiroz metallurgical plant, which services the Cuiabá mine complex (composed of the Cuiabá
and Lamego mines), which had been suspended pending completion of the engineering and geotechnical work and submission to the relevant authority of an updated decharacterisation plan for the Calcinados TSF, resumed in September 2024. Mining of ore continues at Serra Grande and the Cuiabá mine complex, except at CdS which was placed on care and maintenance in
August 2023.
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
AngloGold Ashanti’s rights and permits
At AGA Mineraçao in the state of Minas Gerais in Brazil, Cuiabá has a series of ANM mining concessions and exploration permits. Cuiabá’s mining concessions include mining concession No. 000.323/1973 (covering an area of 3,661.52 hectares), mining concession No. 830.937/1979 (covering an area of 433.60 hectares) and mining concession No. 831.027/1980 (covering an area of 382.42 hectares). Cuiabá has requested the ANM to consolidate these three mining concessions in a single mining group concession No. 931.006/2022 (4,477.54 hectares), which request was approved by ANM in June 2024.

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
At Serra Grande in the state of Goiás in Brazil, the Company has a series of concessions and exploration permits. Serra
Grande’s mining concessions include mining concession No. 002.286/1935 (covering an area of 4,206.92 hectares), mining concession No. 860.352/1979 (covering an area of 947.04 hectares), mining concession No. 860.824/1979 (covering an area of
1,000.06 hectares), mining concession No. 860.746/2005 (covering an area of 88.31 hectares), mining concession No.
862.103/1994 (covering an area of 125.37 hectares) and mining concession No. 804.366/1975 (covering an area of 196.05 hectares). These six individual mining concessions are consolidated in a single mining group concession No. 960.658/1987
(6,563.75 hectares).
All of the Company’s mining concessions in Brazil are currently active, in good legal and operational standing, and free of material liabilities and/or obligations. Brazilian mining concessions remain valid up to the depletion of the Mineral Reserve and
Mineral Resource pursuant to the Economic Exploitation Plan approved by the ANM and in accordance with the required environmental permits, and as a result do not have an explicit expiry date.
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
Such concessions allow concessionaires to conduct the studies, works and facilities necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and facilities. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project, e.g. exploration, construction, exploitation. The company must comply with these timelines unless performance is suspended, for example, due to force majeure or these timelines are extended or modified. A grant of force majeure is for one year and must be renewed on an annual basis. Following expiry of a force majeure, mining project activities need to be restarted within six months. If the company does not comply with the specified timelines for the completion of the various phases of a mining project due to negligence or abandonment, the mining authority may commence a process to revoke the company's concession contracts or mining licences. As a general matter, any company that wishes to obtain a renewal of its concession contract must be up to date in all its legal and contractual obligations and must present a new plan of works and facilities to be implemented after the contract is renewed.
PINES programme
In 2013, the national government instituted the PINES programme designed to aid promoting certain projects that are deemed to have a national interest. This designation provides for greater oversight from the national government. Both of our current advanced exploration projects (La Colosa and Quebradona) were considered of national strategic interest. Currently,
Quebradona remains in the PINES programme, but La Colosa was temporarily removed as such.
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
Mining activity is prohibited, or in some cases, limited in national parks, regional parks, protected forest reserves, paramos
(included in Act 1753, introduced in 2015) and wetlands, pursuant to the Ramsar Convention on Wetlands of International
Importance.  Some forest reserves are not “protected” but are set aside for active forestry purposes and the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities in such areas.
In addition, Resolution 1987/2016, passed by the national government in late 2016, identifies areas that the Ministry of the
Environment has determined to be “paramos” areas, or paramos transition areas. In these areas there are limitations and, in some instances, outright bans on industrial or commercial work being performed, including mining. Resolution 1987/2016 also specifies a process to determine what work, if any, can be performed in a paramos-designated area. Certain wetlands and moorlands in and around the La Colosa project have been designated as paramos areas, or paramos transition areas, in
Resolution 1987/2016. As a result, AngloGold Ashanti is challenging Resolution 1987/2016 before the Colombian courts. See
“Item 8A: Legal Proceedings—Colombia”.
On 30 January 2024, the Colombian Ministry of Environment and Sustainable Development issued Decree No. 044, which empowers the national government to issue specific resolutions declaring environmental protected areas, on a temporary basis, which would result in the restriction, and possibly prohibition, of mining activities in those areas. Once declared, an environmental protected area will remain in place for a period of up to five years (with one extension possible) while technical studies regarding the conservation value of the area are conducted by the relevant authorities. Based on the results of those studies, the relevant authorities are required to decide whether to convert the area to a permanent environmental protected area or to withdraw the temporary designation as an environmental protected area and the related restrictions. During the period of such review, no mining-related concessions may be granted for the environmental protected area. Decree No. 044 requires the issuance of specific resolutions by the national government declaring environmental protected areas and, as a result, does not in and of itself have an impact on any of the Company’s projects in Colombia. In February 2025, the Colombian government issued a draft resolution proposing to declare a temporary renewable natural resources reserve zone (which is a form of environmental protected area) over multiple municipalities in the southwest of the Department of Antioquia, including the area in which the

Quebradona project is located. AngloGold Ashanti is currently evaluating the potential impact of this draft resolution on the
Quebradona project.
In addition, Colombia’s National Development Plan 2022-2026 (which forms part of Act 2294, 2023) (the “National Plan”)
includes provisions authorising the national government to protect food production in the country. On 26 December 2024, based on the National Plan, the Colombian Ministry of Agriculture and Rural Development issued Resolution No. 377 of 2024 which declared a protection zone for food production (a “ZAPPA”) in the southwest region of the Department of Antioquia covering multiple towns, including Jericó which overlaps with the area of the Quebradona project (the “Antioquia ZAPPA”). Within a
ZAPPA, and based on social and technical studies, additional resolutions may be issued to declare specific protected areas for food production (an “APPA”). The declaration of a ZAPPA does not in and of itself have any impact on mining-related activities, and Resolution No. 377 of 2024 alone does not have an impact on the Quebradona project. The Colombian Ministry of
Agriculture and Rural Development has a period of one-year (which can be extended once by an additional year) from the date of declaration of the Antioquia ZAPPA to issue a specific resolution declaring an APPA within the Antioquia ZAPPA. The declaration of an APPA would result in the restriction, and possibly prohibition, of mining activities in such area.
While any future impacts on the La Colosa project, the Quebradona project or the Company’s operations in Colombia in general can only be determined in light of any specific resolutions that declare an environmental protected area (or a renewable natural resources reserve zone) or an APPA, including the geographical coverage and scope of restrictions provided in such resolutions, and the interpretation thereof by the relevant authorities, such resolutions could result in the restriction, and possibly prohibition, of mining activities in those areas.
AngloGold Ashanti’s rights and permits
The La Colosa project, which is managed by AngloGold Ashanti Colombia S.A.S. (“AGA Colombia”), is situated in the
Department of Tolima in Colombia. It was placed in force majeure in 2017 due to delays in granting environmental permits by national and local environmental authorities, thereby preventing AGA Colombia from undertaking further exploration activities.
The most recent one-year grant of force majeure, during which time the specified timelines for completing the various phases of the mining project under the concession contract were suspended, expired in June 2024. Although AGA Colombia applied for an extension of the grant of force majeure prior to its expiry, the Colombian Mining Authority issued a resolution on 8 April 2025 declaring that force majeure ended at La Colosa in October 2024, which is the date that AngloGold Ashanti’s application for the environmental permit for La Colosa was denied by the Colombian Ministry of Environment and Sustainable Development.  The
permit denial was issued on the basis of the restrictions resulting from the 2017 popular consultation in Cajamarca with respect to mining activities in the region, which basis AngloGold Ashanti has challenged as unconstitutional. See “Item 8A: Legal
Proceedings”. Meanwhile, the underlying circumstances which led to the initial declaration of force majeure, namely that
AngloGold Ashanti has not obtained an environmental permit allowing it to conduct exploration activities, persist. AngloGold
Ashanti has filed a legal challenge to the denial by the Ministry of Environment and Sustainable Development of the application for the environmental permit and is evaluating its legal options with respect to the Colombian Mining Authority’s decision not to extend the force majeure declaration.  In addition, AngloGold Ashanti has been conducting preparatory work and activities at La
Colosa since 2017. In addition, AGA Colombia applied for a mining area integration (consolidation) of its concession contracts related to La Colosa, in respect of which AGA Colombia was not in compliance with some of the specified timelines. The application for mining area integration (consolidation) was approved in March 2017, which remedied the non-compliance of each consolidated concession and reset the specified timelines. La Colosa now has a single integrated mining concession contract
(EIG-163) which covers a total area of 9,210 hectares and expires on 28 February 2037.
The Quebradona project, which is managed by Minera de Cobre Quebradona S.A.S. B.I.C. (“MCQ”), is situated in the
Department of Antioquia in Colombia. MCQ obtained the integration of concession agreement 5881 in October 2016 and registered in December 2016. As a result, MCQ was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area. MCQ has the right to request an extension of up to 30 years, at least two years before the expiration of the operating period. This extension is not automatic, and the request must be filed with new technical, economic, environmental and social studies that demonstrate the status of the mineral resources. Concession contract
5881 initially covered a total area of 7,593 hectares, which was reduced to 4,881.89 hectares by the relevant mining authority
(Secretaría de Minas de Antioquia) on 4 March 2022. It will expire in May 2037 and is currently in its ninth year of the integrated exploration phase. In September 2021, the permits for the construction and mining operation were approved by the relevant mining authority (Secretaría de Minas de Antioquia). On 4 November 2021, ANLA officially notified AngloGold Ashanti of its decision to ‘archive’ the environmental licence application relating to the Quebradona project. ANLA has neither denied nor granted the licence, but deemed that the information provided by AngloGold Ashanti is not enough for this authority to take a substantive decision. On 18 November 2021, AngloGold Ashanti appealed the archiving decision in order to secure further details on the specific additional information ANLA requires to make a determination. ANLA denied the appeal on 29 April 2022 and the archiving decision was confirmed. AngloGold Ashanti is in the process of preparing a new Environmental Impact
Assessment for the Quebradona project, which is expected to be submitted to ANLA in 2027 in connection with its environmental licence application.
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
Potential regulatory changes
Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law and other federal statutes relating to mining. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in extended permitting timelines, and granting counties and other entities the ability to petition the U.S. Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. By contrast – and consistent with his approach during his first term in office – U.S. President Trump has begun his second term by taking executive actions designed to streamline and expedite the review processes associated with permitting of natural resources projects. In addition, competing bills related to the permitting of mines have been introduced in both chambers of the U.S. Congress during the current Congressional session. It is not possible, however, to determine if any proposed changes
– whether favorable or unfavorable from the Company’s perspective – will actually be enacted in any form during the current session or future sessions of the U.S. Congress.
AGA is currently unaware of any other new federal or state legislative or regulatory changes that have been enacted that would adversely affect its current exploration programmes. On 12 September 2023, the Interagency Working Group on Mining Laws,
Regulations, and Permitting led by the U.S. Department of the Interior released its final report on “Recommendations to Improve
Mining on Public Lands”. Many of the recommendations in that report, if eventually enacted, would complicate and delay the mining process in the United States. It is not possible to determine at this point which, if any, of the recommendations will be enacted by the current or future administrations. Further, based on two decisions in federal court (Rosemont and Thacker Pass),
BLM has modified its procedures addressing the review and approval of permit applications as they relate to companies utilising mining claims for  ancillary uses such as waste rock facilities. The new procedures and rules, while potentially adding additional steps to the permitting process, are not expected to materially increase either the time required to obtain a permit or the cost of permitting. If any requirements, standards or conditions are adopted in the future that impose additional or new obligations or costs on AGA in connection with our exploration or extraction activities in the United States, the Company’s operations in Nevada could be adversely affected.
AngloGold Ashanti’s rights and permits
In the state of Nevada, the Company’s wholly-owned subsidiaries hold a significant number of mining claims on federal lands.
This includes approximately 7,000 claims (covering approximately 140,000 acres) in the vicinity of Beatty, Nevada, which cover a number of different projects and deposits, including the Expanded Silicon project, the North Bullfrog project, the Mother Lode project, and the Sterling mine. Although the Sterling mine is currently in care and maintenance status, it remains subject to complex permitting and regulatory requirements, including compliance with relevant provisions of the U.S. Federal Mine Safety and Health Act of 1977 and oversight by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”).
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
•Operational phase: developing and periodically updating mine closure plans and cost estimates with increasing levels of detail and confidence over the operational phase as part of the business planning process.  Closure plan updates take into account operational conditions, planning and regulatory requirements as well as advances in technology and international industry good practice (e.g., the ICMM Integrated Mine Closure Good Practice Guide). AngloGold Ashanti
believes that concurrent rehabilitation, which is carried out while a mine is still operational, is a good practice that serves to decrease the final rehabilitation and closure work as well as the ultimate liability.
•Closure period: implementing the final closure plan starting at cessation of operations through a period of decommissioning, dismantling and rehabilitation until management of the site is largely limited to monitoring and maintenance.
AngloGold Ashanti’s group mine closure planning standard stipulates that closure planning must be undertaken in consultation with relevant stakeholders. In the course of these consultations, different issues are raised which require site-specific solutions.
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
Total provisions for decommissioning and for environmental restoration activities (excluding non-managed joint ventures)
increased by $75 million from $625 million in 2023 to $700 million in 2024. This increase was mainly due to changes in estimates resulting from changes in discount rates, changes in global economic assumptions, changes in mine plans resulting in a change in cash flows as well as changes in the designs for closure of TSFs.
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
AngloGold Ashanti’s board of directors, assisted by the Social, Ethics and Sustainability Committee (“SES Committee”), has
ultimate responsibility over environmental, safety, health, social and ethical matters and for the integration of sustainability objectives into AngloGold Ashanti’s business. This includes oversight of the Company’s stakeholder engagement framework and structures, which apply to investors, employees, governments, suppliers and communities, at every stage of its business from exploration to mine closure. Group Corporate Affairs and Sustainability is responsible for development of management systems and supports the Company’s general managers in the day-to-day implementation of its sustainability strategy.
AngloGold Ashanti maintains a set of policies and procedures to guide the Company in acting as a responsible corporate citizen, including the Code of Business Principles and Ethics which sets requirements for the implementation of key corporate policies and guidelines and applies to all management and employees, and in maintaining compliance with applicable environmental, health and safety (“EHS”) laws. In 2024, AngloGold Ashanti continued with the implementation of the Integrated Sustainability
Information Management System (“iSIMS”), in order to improve internal reporting and better integrate, manage and monitor sustainability activities with respect to its broader business. This common management and reporting application for all sustainability disciplines, from safety, health and security to community and environmental management, is expected to help provide timely information in each of these areas, and to facilitate transparency and decision-making in the Company’s processes and practices.
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

Development Goals (“SDGs”), the Accountability AA1000 Stakeholder Management Standard and the Recommendations of the
Task Force on Climate-related Financial Disclosures (“TCFD”), the latter having informed the design of the Company’s Climate
Change Strategy. The Company’s ESG reporting is also aligned with the Mining Principles of the International Council on Mining
and Metals (“ICMM”), of which AngloGold Ashanti is a member.
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
Water Management
AngloGold Ashanti’s operations are dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits or rights to extract water from certain natural sources.  In addition to governing usage, these permits or rights typically require, among other things, that mining operations maintain certain water quality upon discharge. Water supply, quality and usage are areas of concern across all of the Company’s mining operations, including its mine development projects in Nevada and its mine development project at Quebradona in Colombia. A failure by the
Company to secure access to sufficient water supplies, or achieve and maintain compliance with applicable requirements of the permits or rights, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, result in community protest and ultimately lead to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the Company to comply with water contamination-related directives may result in additional or more stringent directives being issued against the Company, which may, in some cases, result in a temporary or partial shutdown of some of the Company’s operations.
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
In addition, a new Global Industry Standard on Tailings Management (“GISTM”) was established in August 2020 by a panel composed of industry and NGO experts. AngloGold Ashanti has committed to conform with the GISTM at all of its TSFs by
August 2025, and the costs related to meeting such standard are not expected to be material to AngloGold Ashanti.
In addition, AngloGold Ashanti could incur liabilities or material costs to manage solid and hazardous waste generated by its mining activities, including dust and residual chemicals and metals. For example, AngloGold Ashanti expects to incur approximately $62 million to $66 million in capital expenditure and operating costs during 2025-2031 in connection with the treatment and disposal of a quantity of legacy arsenic trioxide waste located at the Obuasi mine.
Groundwater Impacts and Environmental Remediation
As AngloGold Ashanti or its predecessors have a long history of mining operations in certain regions, issues may arise regarding historical, as well as potential future, environmental or health impacts in those areas, for which AGA, as the current owner/
operator, may be legally responsible. For example, AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact as well as any associated risks and to find sustainable remediation solutions where necessary. Based on those studies as well as discussions with regulators, the Company has taken steps, including monitored natural attenuation, phyto-
technologies and bioremediation, to address soil and groundwater contamination, including at the Geita mine in Tanzania, where
Phase 1 of an in-situ biological remediation project to address sulfate in groundwater commenced operations in late 2022. Work undertaken in 2023 and early 2024 yielded encouraging results and technical, scientific and financial assessments supported targeted expansion of the in-situ remediation zone in Phase 2 of the project, which is expected to commence in 2025.
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
In 2021, AngloGold Ashanti committed to the International Council on Mining & Metals (“ICMM”) target of achieving net zero
Scope 1 and Scope 2 GHG emissions by 2050. In 2022, AngloGold Ashanti announced its commitment to achieve a 30 percent reduction in its absolute Scope 1 and Scope 2 GHG emissions by 2030 (as compared to a 2021 baseline). Additionally, in partnership with targeted suppliers, AngloGold Ashanti expects to continue to work on Scope 3 GHG emissions accounting and to explore opportunities, where feasible, to address material Scope 3 GHG emissions consistent with its commitment, as a member of the ICMM, to set Scope 3 GHG emissions reduction targets.
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
For example, in 2010, Brazil launched the National Climate Change Policy, which established a voluntary national target to reduce GHG emissions by 36.1 percent to 38.9 percent below the country’s projected emissions in 2020 (i.e., its baseline or

“business as usual” emissions). The policy required the development of sector-specific plans in order to meet the target and provided for a Brazilian GHG trading scheme. While Brazil does not yet require mandatory GHG emissions reporting at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans. However, the states of Goiás and Minas Gerais (in which AngloGold Ashanti operates) do not currently require GHG emissions management plans for mining projects. In 2015, Brazil announced, in connection with its commitments under the Paris
Agreement, an economy-wide goal to reduce GHG emissions by 43 percent by 2030 as compared to 2005 levels. In 2024, Brazil announced an updated target to reduce GHG emissions by 59 percent to 67 percent by 2035, as compared to 2005 levels.
On 12 December 2024, Federal Law No. 15,042/2024 was enacted which establishes parameters for a regulated carbon market in Brazil. The market is expected to become operational beginning in 2030 and will include phase-in periods at the outset.
Certain facilities that emit more than 10,000 tons of CO2 per year will be regulated under the law, except for such facilities that conduct treatment and disposal of solid waste and liquid effluents that adopt systems and technologies to neutralize emissions resulting from such operations. In accordance with the law, emission allowances, referred to as Brazilian Emission Allowances, may be granted to facilities based on GHG emission limits established by the government. The allowances will be valid for a period that will be determined by the National Allocation Plan (which is still pending finalisation). Implementing regulations under the law have not yet been promulgated, and the government is currently conducting tests of methodologies for the implementation of the law and for defining emissions calculation criteria, as well as developing systems for entities to report voluntary emissions. AngloGold Ashanti, along with several companies in the Brazilian mining sector, has made a commitment to reduce its absolute Scope 1 and Scope 2 GHG emissions by 30 percent by 2030 (as compared to a 2021 baseline). AngloGold
Ashanti has also committed to achieving net zero Scope 1 and Scope 2 GHG emissions by 2050.
In addition, in Australia, the national Safeguard Mechanism sets legislated limits, known as baselines, on the GHG emissions of certain facilities that emit GHGs above a certain threshold amount, including the Tropicana and Sunrise Dam mines. These baselines gradually decline on a trajectory consistent with achieving Australia’s GHG emission reduction targets of 43 percent below 2005 levels by 2030, and net zero GHG emissions by 2050. Covered facilities that emit GHGs above the applicable baseline are required to purchase Australian Carbon Credit Units (“ACCUs”) equivalent to the excess emissions. The Safeguard
Mechanism, which first came into force in 2016, was amended in 2023 to implement production-adjusted baselines for covered facilities based on GHG intensity factors which are specific to the industry and the commodity.
In 2024, both Sunrise Dam and Tropicana applied for a Safeguard Mechanism emissions intensity determination, which was subsequently approved. These emissions intensities were utilised to calculate each facility’s 2024 production-adjusted baseline in accordance with the Clean Energy Regulator’s site-specific default emissions intensity transition and decline framework. As a result, both Sunrise Dam and Tropicana are currently in an excess emissions position. In response, AngloGold Ashanti has proactively acquired ACCUs and will surrender ACCUs to ensure compliance. The cost of the ACCUs was not material to
AngloGold Ashanti.
In addition to more stringent requirements and commitments, AngloGold Ashanti’s operations are subject to a number of physical risks from climate change, such as changes in rainfall rates or patterns resulting in floods or droughts, reduced water availability, higher temperatures and extreme weather events. Such events or conditions, particularly including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the Company’s property or equipment and increase health and safety risks on site. In consultation with external consultants, physical climate risk assessments were undertaken for all operations using current climate models for the business and various decarbonisation scenarios and climate adaptation plans were outlined. These physical climate risks were further reviewed and refined in 2024.
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
Safety remains a priority for AngloGold Ashanti and a focus of AngloGold Ashanti’s long-term sustainability approach, as well as the Company’s continuing efforts to manage the risks inherent to its operations, to model critical controls and to strengthen safety protocols and preventative measures. AngloGold Ashanti has made significant strides in improving safety. In 2024, there was a
10 percent reduction in year-on-year Total Recordable Injury Frequency Rate (“TRIFR”) to 0.98 injuries per million hours worked, which represents the lowest TRIFR figure recorded to date. Sadly, an accident was recorded during May 2024 at Geita, in
Tanzania, where an employee of a contractor was fatally injured when the light motor vehicle he was driving overturned. An independent investigation was completed and actions were implemented to mitigate risks identified and help to prevent such incidents in the future.
AngloGold Ashanti’s Group Health and Safety Strategy, which is updated every three years, seeks to integrate operational risk management and key performance indicators at all levels of the organisation and maintain alignment with global health and safety standards. In connection with a Group occupational health and safety strategy review session in 2023, a number of strategic items were evaluated and focus areas for the 2024-2026 strategy cycle were defined. AngloGold Ashanti continues to make progress on an integral approach to safety and health, as well as a Safety and Health Playbook, which will seek to define
AngloGold Ashanti’s approach to safety and health protocols and management.
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
Silicosis has been particularly prevalent in South Africa and has also arisen at the Company’s Africa region and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres, clinics, and through outsourced service centres. The Company continues to expand preventative occupational hygiene initiatives, such as implementing various control measures to prevent hazardous exposures and providing employees with Personal Protective Equipment. In 2023, the Company finalised a major health hazard management standard to facilitate systematic implementation of preventative critical controls and compliance company requirements at AngloGold
Ashanti’s operations and projects. In 2024, the Company advanced the implementation of these major health hazard standards through integration of health critical control verifications into the operational supervisory checklists.
In 2019, the Johannesburg High Court approved the settlement of existing silicosis and tuberculosis class actions against
AngloGold Ashanti and other gold mining companies in South Africa. The sale of the Company’s South African operating assets and liabilities in 2020 did not include the silicosis or tuberculosis settlement obligations relating to former South African employees, which were retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 25—
Environmental rehabilitation and other provisions”.
In addition to OLD, HIV and AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s
Africa region operations. AngloGold Ashanti continues to implement programmes to help those infected with HIV and prevent new infections from spreading.
Malaria and other tropical diseases also pose health risks at all of the Company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes.  Malaria is a major cause of ill-health in young children and pregnant women and can also give rise to deaths and absenteeism in adults.  All affected Company operations in Africa have malaria control programmes in place. The Ghana Obuasi malaria control annual programme activities have been completed in 16 districts of Ghana as planned for 2024 and a new cycle of indoor residual spraying will commence in 2025 in partnership with the Global Fund and the Ghana Department of Health.
The COVID-19 pandemic was declared over by the World Health Organization in 2023, and it is now considered an established and ongoing disease entity. As a result, it has been integrated into the Company’s long-term infectious disease risk management strategy which is part of the overall health risk management systems and processes. Nevertheless, AngloGold Ashanti continued
to direct resources for close surveillance and maintenance of controls against COVID-19 or any other infectious disease outbreak that may arise in its areas of operation. In 2024, the Marburg virus outbreak reported in Eastern Africa and the global monkeypox outbreak did not adversely affect AngloGold Ashanti’s operations and there were therefore no disruptions as a result of these outbreaks.
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
Inclusion, Diversity and Equity (“ID&E”)
With more than 30,000 employees (including contractor workforce) on five continents, AngloGold Ashanti believes that having an inclusive workplace culture and a workforce with a broad range of backgrounds and experiences is important to continuing to retain and attract talent to maintain competitiveness and the long-term sustainability of its business. In addition, the Company strives to have a workforce that is connected to the societies in which AngloGold Ashanti operates in connection with maintaining its social licence to operate.

AngloGold Ashanti’s ID&E approach is aligned to several of the UNSDGs (SDGs 5, 8 and 10) and the United Nations Global
Compact (“UNGC”). The Company has developed an ID&E Framework which aims to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation and has established a Global Inclusion and Diversity
Strategy with Business Unit specific priorities and actions aimed at making progress toward a more inclusive and equitable culture. This global strategy was informed by internal learning and ID&E efforts since 2021.
Human Rights and Indigenous Peoples
AngloGold Ashanti believes in the right of every person to enjoy their universal human rights and the importance of reflecting this in the way the Company does business. This is evident in AngloGold Ashanti’s values which underpin its commitment and responsibility to respect human rights. AngloGold Ashanti has in place a Human Rights Governance Framework supported by a
Sustainability Group Policy, Health, Safety and Security Group Policy, People Group Policy and a Human Rights Group
Standard, which are aligned to the United Nations Guiding Principles on Business and Human Rights (“UNGPs”) and The
Voluntary Principles on Security and Human Rights (“VPSHR”). AngloGold Ashanti works to ensure that its broader governance is human rights-compliant, recognises its responsibility to respect human rights with regard to all its operations and communities, and respect the laws of the countries in which it operates.
AngloGold Ashanti’s approach is mandated by its Management Standard Framework, which is inclusive of the standards on human rights, cultural heritage and sacred sites management. These standards are in line with the International Finance
Corporation’s Performance Standard #7 on Indigenous Peoples. In August 2024, the ICMM adopted the Indigenous Peoples position statement to reaffirm and reinforce the commitment of its members to respect the rights of indigenous peoples.
Reflecting the mining industry’s broader commitment to ethical and sustainable business practices, the statement aims to strengthen company approaches to upholding the rights of indigenous peoples by encouraging meaningful engagement and support for fair and equitable participation in the development of mining projects on their lands and territories.

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2024

1
2
3
4
5
6
7
8
9
10
11
Legend
Operations
Projects
Exploration
Offices

Operations and projects

	Americas		Africa		Australia
1	Argentina Cerro Vanguardia (92.5%)	5	Guinea Siguiri (85%)	11	Australia Sunrise Dam Butcher Well (70%) Tropicana (70%)
2	Brazil AGA Mineração Serra Grande	6	Côte d'Ivoire Doropo (3) ABC (3)(4)
	Projects	7	Ghana Iduapriem Obuasi
3	Colombia La Colosa Quebradona	8	Democratic Republic of the Congo (DRC) Kibali (45%) (5)
4	United States of America Expanded Silicon (1) North Bullfrog Mother Lode Sterling (2)	9	Tanzania Geita
		10	Egypt Sukari (50%) (3)
Notes
(1)Includes the Silicon and Merlin deposits.
(2)Sterling includes the Crown Block.
(3)Acquired by AngloGold Ashanti through its acquisition of Centamin plc (“Centamin”) in November 2024.
(4)Archean-Birimian Contact (“ABC”) project.
(5)Kibali is operated by Barrick Gold Corporation (“Barrick”).

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
In 2024, our portfolio of 11 continuing mining operations in eight countries includes long-life operating assets with differing ore body types located in key gold-producing regions around the world. These operating assets were supported by greenfields projects in Colombia, Côte d’Ivoire and the United States and a focused global exploration programme, including exploration in the United States.
Our operations and projects are grouped into the following regions: Africa, Americas and Australia.
AngloGold Ashanti’s operations and joint arrangements employed, on average, 39,484 people (including contractors) in 2024
(2023: 33,658).
Performance
Production, cost of sales and all-in sustaining costs
In 2024, AngloGold Ashanti produced attributable 2.661 million ounces of gold (2023: 2.644 million ounces), excluding the
Córrego do Sítio (“CdS”) operation (that was placed on care and maintenance in August 2023), as well as 3.7 million ounces of silver (2023: 4.7 million ounces) and 19 tonnes of sulphuric acid (2023: nil tonnes) as by-products. See “Item 5A: Operating
Results—Key factors affecting results—Comparison of gold production in 2024 with 2023” and “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in 2023 with 2022”.
In 2024, AngloGold Ashanti’s cost of sales was $3.7 billion for managed operations (2023: $3.5 billion) and $380 million for non-
managed joint ventures (2023: $372 million), and all-in sustaining cost was $1,672 per ounce for managed operations (2023:
$1,657 per ounce) and $1,146 per ounce for non-managed joint ventures (2023: $951 per ounce). See “Item 5A: Operating
Results—Comparison of operating performance on a segment basis in 2024 with 2023—Cost of sales” and “Item 5A: Operating
Results—Comparison of operating performance on a segment basis in 2024 with 2023—All-in sustaining costs per ounce”.
Mineral Resource and Mineral Reserve
The AngloGold Ashanti gold Measured and Indicated Mineral Resource increased from 59.9Moz at 31 December 2023 to
67.1Moz at 31 December 2024. The AngloGold Ashanti gold Inferred Mineral Resource increased from 46.4Moz at 31 December
2023 to 55.0Moz at 31 December 2024. The AngloGold Ashanti gold Mineral Reserve increased from 28.1Moz at 31 December
2023 to 31.2Moz at 31 December 2024.
The AngloGold Ashanti copper Mineral Resource remained unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral
Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource at 31 December 2024 as compared to 31 December 2023. The
AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) at 31 December 2024 as compared to 31
December 2023.
For further information, see “Item 4D: Property, Plants and Equipment—Mineral Resource and Mineral Reserve”.
Capital expenditure
Capital expenditure, including non-managed joint ventures, in 2024 amounted to $1,215 million (2023: $1,127 million).
Safety
Sadly, AngloGold Ashanti recorded a fatal safety incident at Geita, in Tanzania, in May 2024 where an employee of a contractor was fatally injured when the light motor vehicle he was driving overturned. The Total Recordable Injury Frequency Rate (“TRIFR”)
improved by 10 percent to 0.98 injuries per million hours worked in 2024 (2023: 1.09 injuries per million hours worked).
Full Asset Potential Programme
The Full Asset Potential (“FAP”) programme and related initiatives aim to enhance the quality of the Company’s operating portfolio and ensure optimal performance. Implementation of the various FAP initiatives enabled flexible delivery on AngloGold
Ashanti’s mine plans, allowing for optimised results as it progressed its projects during 2024. Ultimately, these projects will replace production as they contribute to growing the Company’s Mineral Reserve and Mineral Resource base.

Operational Excellence
Operational Excellence is the continued efforts to maximise value from the Company’s assets. Continued work is undertaken to ensure an optimal organisational structure to support execution on the Company’s strategy.
AFRICA REGION

Guinea
Siguiri (85%)
Egypt
Sukari (50%)
Ghana
Iduapriem
Obuasi
Tanzania
Geita
DRC
Côte d'Ivoire
Doropo
Johannesburg
Democratic Republic of the Congo (DRC)
Kibali (45%)
Legend
Operations
Projects
0
2,000km

Africa is currently home to six of our operations, with one – Kibali – managed by Barrick Gold Corporation. These operations, which contributed 59 percent or 1.6 million ounces to total annual group production in 2024, are in Egypt (Sukari), Ghana
(Iduapriem and Obuasi), Guinea (Siguiri), Tanzania (Geita) and the DRC (Kibali) and a greenfields project in Côte d’Ivoire.

	Gold production (000oz)	Average number of employees
Managed operations
Egypt
Sukari (1)	40	5,503
Ghana
Iduapriem	237	2,538
Obuasi	221	5,595
Guinea
Siguiri (1)	273	4,271
Tanzania
Geita	483	7,035

Non-managed joint ventures
Democratic Republic of the Congo
Kibali (Attr. 45%)	309	2,988

Africa Region - Key Statistics

	Unit	2024	2023	2022
Managed operations
Tonnes treated/milled (2)	Mt	24.5	23.2	23.4
Recovered grade	oz/t	0.046	0.048	0.052
	g/t	1.59	1.66	1.79
Gold production	000oz	1,254	1,237	1,348
Cost of sales	$m	1,924	1,739	1,666
Total cash costs per ounce (3)	$/oz	1,212	1,138	1,034
All-in sustaining costs per ounce (3)	$/oz	1,709	1,576	1,296
Capital expenditure (4)	$m	689	625	486
Safety
Number of fatalities		1	0	0
TRIFR	Injuries per million hours worked	0.49	0.39	0.33
People
Average number of employees: Total		24,942	18,851	17,076
Permanent employees		8,991	6,296	5,780
Contractors		15,951	12,555	11,296

	Unit	2024	2023	2022
Non-managed joint ventures
Tonnes treated/milled	Mt	3.8	3.7	3.5
Recovered grade	oz/t	0.073	0.084	0.087
	g/t	2.51	2.89	2.98
Gold production (attributable)	000oz	309	343	337
Cost of sales (5)	$m	380	372	342
Total cash costs per ounce (3)	$/oz	935	802	725
All-in sustaining costs per ounce (3)	$/oz	1,146	951	979
Capital expenditure (5)	$m	125	85	90
People
Average number of employees: Total		2,988	2,883	2,731
Permanent employees		950	1,014	957
Contractors		2,038	1,869	1,774
(1)On a consolidated basis. Siguiri and Sukari are owned 85 percent and 50 percent by AngloGold Ashanti, respectively.
(2)Includes surface and dump tonnes milled. Comparative figures have been revised.
(3)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP financial measures. For further information on these non-GAAP financial measures, see “Item 5A: Operating Results—Non-GAAP analysis”.
(4)100 percent (not attributable).
(5)The Group’s non-managed joint ventures are recorded on the equity basis of accounting. Therefore, costs of sales and capital expenditure of the non-
managed joint ventures are not included within the Group’s consolidated financial statements.

Performance summary
For more information regarding production performance in the Africa region, refer to “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in 2024 with 2023”.
For more information regarding operating performance in the Africa region, refer to “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2024 with 2023”.
For more information regarding capital expenditure in the Africa region, refer to “Item 5A: Operating Results—Comparison of capital expenditure in 2024, 2023 and 2022—Comparison of capital expenditure in 2024 with 2023”.
Safety performance was maintained in 2024. The Total Recordable Injury Frequency Rate (TRIFR) improved by 26 percent to
0.49 injuries per million hours worked in 2024 (2023: 0.39 injuries per million hours worked). Sadly, an accident was recorded during May 2024 at Geita, in Tanzania, where an employee of a contractor was fatally injured when the light motor vehicle he was driving overturned.
Regional community investment totalled $14.34 million (2023: $12.60 million) in 2024.
All operations are certified under the ISO 45001 (health and safety) and ISO 14001 (environmental management). All operations are certified under the Cyanide Code.
Across the Company’s African operations, the FAP programme continued. It remains a cornerstone of the Company’s ability to operate predictably, to drive better cash flows and to improve the long-term value of its business. At Siguiri, FAP work lifted metallurgical recoveries which stabilised above 90 percent in the second half of 2024. At Geita, the FAP programme contributed to an improvement in ore tonnes mined in the higher grade Nyankanga underground area, offsetting lower open pit grades and lower tonnes processed.
Obuasi update
The last phase of the Obuasi redevelopment project, Phase 3, was completed on 20 December 2024 and the project was handed over to the operations team for final testing, ramp-up and commissioning. This marked the end of a project which started in 2018 with the aim of getting the mine both refurbished and modernised while addressing the historical production challenges centred around dewatering, ventilation, and material handling.
Phase 1, completed in 2019, returned a refurbished plant to production with capacity to treat 2,000 tonnes per day. Phase 2 further increased the plant capacity to 6,000 tonnes per day and introduced the first underground shaft (KRS) to the Obuasi system in 2021. The last phase, Phase 3, refurbished the deeper KMS and BSVS shafts, which will support ore production up to
6,000 tonnes per day to match the plant capability. Phase 3, which was delayed by nine months due to the unexpected presence of significant mud build-up at 50 and 51 levels, has successfully dewatered the mine which had been flooded since 2018. The entire KMS surface infrastructure has been rebuilt and refurbished, to support production from existing areas and allow access to the deeper ore bodies of block 10 lower and future high-grade block 11.
Phase 3 also introduced a new exhaust ventilation system, adding 750m3/sec of ventilation while increasing dewatering capacity to above 21 million litres per day. This increased capability will support mining in the central and lower blocks.
Lastly, to support underground ore handing and hoisting, Phase 3 introduced an electric rail haulage system, allowing underground material to be efficiently transported from the southern mining blocks to KMS for hoisting, thereby decongesting the decline system while relieving some of the ventilation requirements. Phase 3 introduced a centralised control centre to monitor and manage all mining and haulage activities. Other Phase 3 activities included replacing the entire electrical system, removing centralised compressed air systems, returning an underground crusher plant to service and introducing shaft loading systems at
4400L. Together, these systems will add a cost-effective, energy-efficient, and reliable material handling infrastructure to the
Obuasi mine. Phase 3 closes at $140 million against a budget of $161 million, and the overall Obuasi redevelopment project closes at $812 million.
Centamin acquisition
On 22 November 2024, AngloGold Ashanti completed its acquisition of Centamin plc, a Jersey gold mining and exploration company whose primary asset is the Sukari gold mine in Egypt, for a consideration of approximately $2.2 billion, comprising a combination of AGA shares and cash. In addition to Sukari, Centamin holds exploration licences in Egypt’s Eastern Desert. In
Côte d’Ivoire, Centamin has the Doropo Project as well as the Archean-Birimian Contact (“ABC”) exploration programme which is currently active.
Centamin shareholders approved the acquisition by AngloGold Ashanti by an overwhelming majority. The acquisition provides a compelling strategic fit for AngloGold Ashanti, aligning with the Company’s core competencies in exploration, operation of large open pit and underground gold mines in Africa, and asset optimisation.

THE AMERICAS
The Americas hosts three of our operations – one in Argentina and two in Brazil – as well as greenfields projects in Colombia and a significant greenfields development in Nevada in the United States.

	Gold production (000oz)	Average number of employees
Operations
Argentina
Cerro Vanguardia (1)	175	1,867
Brazil
AGA Mineração (2)	271	4,968
Serra Grande	80	1,674

Americas - Key Statistics

	Unit	2024	2023	2022
Operation
Tonnes treated/milled (2)	Mt	5.7	5.8	6.2
Recovered grade (2)	oz/t	0.083	0.079	0.076
	g/t	2.85	2.70	2.59
Gold production (2)	000oz	526	502	512
Silver production	Moz	3.4	4.4	3.5
Cost of sales	$m	858	931	913
Total cash costs per ounce (2) (3)	$/oz	1,027	1,122	956
All-in sustaining costs per ounce (2) (3)	$/oz	1,514	1,710	1,549
Capital expenditure (4)	$m	247	281	339
Safety
Number of fatalities		0	0	0
TRIFR	Injuries per million hours worked	1.80	2.11	2.33
People
Average number of employees: Total		8,509	8,565	9,498
Permanent employees		5,008	5,519	6,093
Contractors		3,501	3,046	3,405
(1)On a consolidated basis. Cerro Vanguardia is owned 92.50 percent by AngloGold Ashanti.
(2)Adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. CdS produced nil ounces, 42,000 ounces and 70,000 ounces for the years ended 31 December 2024, 2023 and 2022, respectively.
(3)Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP financial measures. For further information on these non-GAAP financial measures, see “Item 5A: Operating Results—Non-GAAP analysis”.
(4)Includes projects in Colombia and USA.
Performance summary
For more information regarding production performance in the Americas region, refer to “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in 2024 with 2023”.
For more information regarding operating performance in the Americas region, refer to “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2024 with 2023”.
For more information regarding capital expenditure in the Americas region, refer to “Item 5A: Operating Results—Comparison of capital expenditure in 2024, 2023 and 2022—Comparison of capital expenditure in 2024 with 2023”.
Safety performance improved in 2024. There were no occupational fatalities and the TRIFR improved to 1.80 injuries per million hours worked (2023: 2.11 injuries per million hours worked).
Regional community investment amounted to $5.13 million (2023: $5.01 million) in 2024.
All operations in the Americas maintained their certification in terms of International Cyanide Management Code, ISO 45000
(health and safety) and ISO 14001 (environmental management) in 2024.
Regionally, the FAP programme’s focus on enhancing productivity and optimising spend contributed to savings of more than $40 million in procurement spend (materials and services).
The FAP programme at Cerro Vanguardia contributed positively to results, a highlight of which was the payload project, with the increase of the open pit trucks payload from an average of 77 tonnes per trip to 90 tonnes per trip (nominal capacity), an improvement of 17 percent, by ensuring the full use of the trucks’ nominal capacity during material transportation. Mine recovery and dilution, mainly in the underground mine, also improved in 2024.
The focus of the FAP programme at Cuiabá in 2024 was to increase the quality of mine development with the insourcing of services and improved fleet availability. FAP initiatives contributed to improved mine dilution, from 33 percent in 2023 to 28 percent in 2024, a result of the reduction in the volume of waste material moved from the mine and fed into the plant.
In Serra Grande, under the FAP programme, two key projects focused on increasing operational flexibility - the ‘remaining ounces’ initiative revisited areas of opportunity in the mine that had not been planned for 2024, contributing 13,000 ounces to production for the year, while the Open Pit Mina III project contributed 6,000 ounces. In line with the site strategy, these projects prioritised development, which increased by 17 percent year-on-year and focused on exploration in shallower mining areas that helped expand Mineral Resources and future mine flexibility.

Queiroz update
An important milestone for the Cuiabá complex was the return to operation of the Queiroz metallurgical plant in September 2024 with the processing and refining of gold concentrate contributing approximately $40 million to cash flow for 2024. The resumption of operations was a result of detailed work and the collaboration of all involved, enabling the removal of previous operating restrictions and compliance with environmental legal requirements.
CdS update
The Córrego do Sítio (“CdS”) mine in Brazil’s Minas Gerais state was placed on care and maintenance in August 2023 following a sustained period of challenging operating results characterised by poor gold production and costs that were well above the gold price. CdS currently remains on care and maintenance with ongoing efforts to optimise costs.
Nevada strategy
In the United States, two greenfields projects are being progressed within the Beatty District in southern Nevada. Detailed engineering is ongoing at the North Bullfrog project and, as part of the Expanded Silicon project, a prefeasibility study and
Mineral Resource delineation and definition drilling focused on the Merlin deposit are underway. At 31 December 2024, a gold
Mineral Reserve of 1.1 million ounces, a gold Measured and Indicated Mineral Resource of 5.4 million ounces and a gold
Inferred Mineral Resource of 14.3 million ounces were recorded for the Beatty District.
AUSTRALIA

Australia
Western Australia
Sunrise Dam
Tropicana (70%)

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

	Gold production (000oz)	Average number of employees
Operations
Australia
Sunrise Dam	259	767
Tropicana (Attr. 70 percent)	313	1,010

Australia - Key Statistics

	Unit	2024	2023	2022
Operation
Tonnes treated/milled	Mt	10.1	10.5	10.7
Recovered grade	oz/t	0.050	0.050	0.050
	g/t	1.75	1.66	1.56
Gold production (1)	000oz	572	562	538
Cost of sales (1)	$m	945	867	783
Total cash costs per ounce (2)	$/oz	1,287	1,251	1,157
All-in sustaining costs per ounce (2)	$/oz	1,526	1,487	1,345
Capital expenditure (1)	$m	153	135	202
Safety
Number of fatalities		0	0	0
TRIFR	Per million hours worked	2.36	3.20	3.82
People
Average number of employees: Total		1,777	1,741	1,532
Permanent employees		364	347	314
Contractors		1,413	1,394	1,218
(1)On an attributable basis.
(2)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP financial measures. For further information on these non-GAAP financial measures, see “Item 5A: Operating Results—Non-GAAP analysis”.
Performance summary
For more information regarding production performance in the Australia region, refer to “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in 2024 with 2023”.
For more information regarding operating performance in the Australia region, refer to “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2024 with 2023”.
For more information regarding capital expenditure in the Australia region, refer to “Item 5A: Operating Results—Comparison of capital expenditure in 2024, 2023 and 2022—Comparison of capital expenditure in 2024 with 2023”.
Safety performance improved in 2024. There were no occupational fatalities and a TRIFR of 2.36 injuries per million hours worked was recorded (2023: 3.20 injuries per million hours worked).
Regional community investment amounted to $0.74 million (2023: $0.85 million) in 2024.
Sunrise Dam and Tropicana certification under the Cyanide Code, ISO 45000 (health and safety) and ISO 14001 (environmental management) were renewed during 2024.
FAP benefits were delivered at both Australian sites.
At Sunrise Dam, FAP programme projects in the processing plant saw improved run time and carbon management which, along with an optimal blend of underground, open pit and stockpiled ore, contributed to improved metallurgical recoveries. The FAP programme identified 37 improvement opportunities, including a concentrate leach project which was under construction by the end of 2024 and on track for commission during 2025. Concentrate leach is expected to improve metallurgical recoveries up to three percent.
At Tropicana, the FAP programme in 2024 contributed to improvements in the mining fleet maintenance, and open-pit waste movement. Processing plant throughput was slightly lower in 2024 at 8.9 million tonnes (2023: 9.5 million tonnes), largely due to the March 2024 weather event and unplanned downtime with the high-pressure grinding roll circuit. Metallurgical recoveries were steady at 90 percent. The renewable energy project was completed in February 2025. Comprising four 6 megawatt wind turbines, a 24 megawatt solar farm and a 13 megawatt battery storage system, the facility will integrate 61 megawatt of clean energy into Tropicana’s existing 54 megawatt diesel- and gas-powered system.

EXPLORATION REVIEW
Our exploration covers greenfields and brownfields exploration programmes to support sustainability and growth of our business.
Greenfields exploration aims to discover large, high-value deposits that will lead to the development of new, stand-alone gold mines. Brownfields exploration focuses on delivering value-accretive additions to sustain and grow our existing mines, as well as driving development of future mines at our advanced projects.
Greenfields exploration
In 2024, $47.6 million was spent on greenfields exploration. Our greenfields exploration tenements cover over 23,700 km2 of highly prospective ground in seven countries: Australia, Argentina, Brazil, Côte d’Ivoire, Egypt, Tanzania and the United States.
AFRICA
In Tanzania, geological mapping was conducted at the Kame project, and the aircore drilling campaign was concluded at the
Mchanga project.
In Egypt, delineation drilling continued at the Little Sukari prospect in the Nugrus Block, for a total of 15,144m of reverse circulation drilling (“RC drilling”) and 10,089m of diamond drilling (“DD drilling”). A pole-dipole survey commenced at the Umm
Majal prospect and was concluded during the first quarter of 2025.
In Côte d’Ivoire, at the ABC Project, termite mound sampling was undertaken, with 21,476 samples collected for 2024.
AngloGold Ashanti acquired the Doropo project with the acquisition of Centamin in November 2024. Doropo is located in a remote area in the far northeast of Côte d’Ivoire, in the Bounkani region, which is one of the least developed in the country. A definitive feasibility study completed by Centamin prior to our acquisition confirmed the economics of the project and its potential for a commercial scale operation. The study also sought to minimise the social impact on local communities. The required physical, biological and social baseline studies and draft management plans in support of the impact assessment were also completed prior to acquisition with regulatory approval of the Environmental and Social Impact Assessment being received together with the environmental permit in June 2024.
AMERICAS
In the United States, 2,629m of RC drilling and 2,645m of DD drilling were completed at the Midnight Star project in Nevada, with low level results returned. One additional project (Duke) was added to the greenfields Nevada portfolio in 2024.
In Brazil, stream sediment and soil sampling continued at the Unai District and Claro Prospect within the South Brasilia Belt
(“SBB”) terrane. Two drill targets were tested at Claro, with 2,628m of RC drilling completed in the fourth quarter of 2024. In the
Unai District, the Cafazel prospect was tested with 2,572m of RC drilling completed in the third quarter of 2024.
At the 100 percent El Cori project in Argentina, environmental surveys were completed for 2,931m to test the Indigo high-
sulphidation epithermal target.
AUSTRALIA
In Australia, exploration was carried out in the Laverton district of Western Australia, in northern Queensland, and central New
South Wales. The Laverton exploration focused on the Pearl Project, with 850m DD drilling completed.
In Queensland, reconnaissance mapping, rock chip sampling and soil sampling were completed at several early-stage targets in the Connors and Auburn Arc tenements in the New England terrane.
Mud-rotary and DD drilling (eight holes for 5,337m of DD drilling) was completed at the Macquarie Arc project in New South
Wales, which is under an option agreement with Inflection Resources to test for porphyry-related copper-gold mineralisation. The drilling returned alteration assemblages indicative of a near-porphyry environment at the Duck Creek, Moonagee and Trangie projects. Also in the Macquarie Arc, a farm-in agreement with Kincora Copper commenced in the second quarter of 2024. Six mud rotary and DD drill holes were completed for 1,057m of DD drilling, targeting magmatic complexes in the Nyngan District.
Brownfields exploration
In 2024, brownfield exploration teams across the operations completed a total of 1,039 km of drilling for a total cost of $156.3 million. This covers both capitalised drilling to delineate and define Mineral Resource, and expensed exploration to test new targets or extensions of known orebodies. Costs presented are attributable to AngloGold Ashanti and include the Kibali joint venture.
Additionally, 135 km of drilling was completed at the Nevada project at a total cost of $79.9 million, the majority of which was allocated to the Merlin deposit that underpins the Expanded Silicon project.

AFRICA
Geita
Exploration drilling programmes at Geita completed a total of 171 km for both capitalised and expensed projects. Exploration to delineate and define the underground Mineral Resource was done at Star & Comet Cut 3 and 5, Ridge 8, Nyankanga Blocks 1, 2
and 4, and Geita Hill Blocks 1 to 5. Results overall confirmed and increased confidence in existing models. Surface drilling at
Nyamulilima Open Pit, including the ‘Saddle’ area between Cut 2 and 3, also confirmed existing models and demonstrated open-
ended down-dip potential below currently planned pit shells.
At Nyankanga, drill-testing of extensions in both Block 1 and Block 4 showed potential continuity of high-grade zones along the
Nyankanga Shear. In Block 1, this was south-east along strike towards Lone Cone. Block 4 was tested along strike to east and west, and several hundred metres beyond previous intersections down-dip. At Geita Hill, delineation drilling showed continuity of the main orebody at Geita Hill Block 5 both up-dip towards the pit and down-dip. At the Geita Hill-Lone Cone area and Copcot, drilling tested a sub-parallel shear zone with encouraging results.
Within the Central Trend between Nyankanga and Star & Comet, surface drilling took place at Kalondwa Hill and westwards to the Fikiri-Jumanne target, with narrow high-grade intersections reported. Delineation drilling at Kalondwa Hill also showed upside potential 500m northwest of the designed pit.
Kibali
Step-out drilling of KCD down-plunge confirmed extension of high-grade mineralisation in the 3000 and 5000 lodes, with infill supporting Mineral Resource delineation and definition in the lodes. Further down-plunge step-out drilling is planned.
The Agbarabo-Kombokolo-Rhino (ARK) area continues to show good prospectivity for open pit and underground, with potential for further undiscovered high-grade shoots between, below, and above known lodes. Along the ARK trend, drilling at Airbo Hill followed up a significant mineralised intercept down-plunge, supporting combined Airbo-Kombokolo open pit potential.
Southwest of KCD, drilling was also completed at the Aindi Watsa target to assess open pit potential with encouraging results confirming mineralisation within a 1.8 km strike along the shear.
In Dembu, 10 km west of KCD, several prospective, structurally complex, trends were identified. Mapping and sampling validated the prospectivity of the area and generated three targets (Lulu, Gombari and Hotel) for follow-up exploration.
Sukari
Exploration drilling in 2024 totaled 25 km, targeting the southern extensions of Horus - Horus South and Horus Deeps South, with a focus on delineating Mineral Resource. Drilling results confirmed the continuity of the granodiorite and mineralisation at
Horus Deeps South. Significant ore-grade intercepts supported the development of the Horus 485mRL exploration drive, with the first drilling phase in Horus South planned for January 2025.
Geological modelling of Horus South places the granodiorite between the Sukari Transfer Fault and the Akbah Wahid Fault. Initial
interpretations suggested the two structures converged and terminated the granodiorite to the south. However, initial drilling results indicate that the structures merge into a shear zone where the granodiorite is emplaced. This opens potential for the mineralised granodiorite to extend further south than previously expected.
Obuasi
Exploration activities were focused underground with a total of 44 km drilled. Drilling took place in Sansu, Block 1, Block 8 and
Block 10. The drilling has refined modelling of the Obuasi fissure and improved confidence in the Mineral Resource ahead of mining. The exploration drilling is also testing fringes and extensions of modelled areas as access allows. In Block 8, this approach had identified an unmodelled splay of the East Lode system towards Sansu, which is proving to have good continuity in some areas and seems particularly well-developed around 32-level.
Drilling also took place below the backfilled Old Chief Pit from the ore development drive at shallow levels to assess potential for near-surface stope areas to support operational flexibility. The drilling encountered groundwater issues but is ongoing and has confirmed continuity of the Obuasi Fissure.
Iduapriem
A total of 33 km of exploration drilling was completed at Iduapriem during 2024, most of which was allocated to the upgrading of
Mineral Resource confidence down-dip in Blocks 2, 3, 4 and 5 of the Teberebie basin. At Block 7 and 8, wide step-out drilling was completed below the Waste Dump 4 extension area while it remains accessible, which confirmed and refined deeper Teberebie basin mineralisation in that area.

Reconnaissance RC drilling along the Mile 8 hydrothermal target tested surface geochemical anomalism along the Kawere
Trend, with DD drilling initiated to follow up on encouraging results from a priority zone along the trend. Regional mapping also supported targeting in the Mile 5 and Mile 8 areas.
Siguiri
During 2024, exploration at Siguiri totaled 76 km of drilling. An additional 18 km of close-spaced drilling was performed in support of the Kounkoun Feasibility Study in Block 3. Kami and Kosise were priority projects in Block 1 for Mineral Resource delineation and definition, as well as testing of extensions at Kami North, below pit and south of Kosise. Results were generally positive and support an increase in Mineral Resource in both areas. Exploration teams also supported geometallurgical drilling for the Siguiri
Metallurgical Recovery Project across several key pits and stockpiles.
Reconnaissance exploration in Block 1 included testing of Balato North, Silakoro North, and Sokunu NW targets. Good intercepts were reported from each area, although the core drilling at Silakoro North was of a lower tenor than expected from RC drilling, which is being investigated. In Block 3, several targets were drilled, including Kolita North, Kolita South, and KK3 East. Moderate to weak results were returned from the Kolita targets, despite some positive visual observations. Assay results are pending for
KK3 East.
AMERICAS
Nevada Projects, USA
Exploration in the Beatty District focused on drilling at the Merlin deposit at a spacing deemed suitable for defining an Indicated
Mineral Resource, with the aim to support development of Mineral Reserve and inform pre-feasibility studies.
The programme used two reverse circulation and seven diamond core rigs, with 132 km drilled during 2024. High-grade zones and well-mineralised stratigraphic units were refined and expanded, enhancing the mineralisation model and leading to an increase in the declared Inferred Mineral Resource. Exploration also supported technical studies, with geotechnical drilling completed and installation of several water wells and piezometers for hydrogeological purposes.
At the North Bullfrog Project in the western Beatty District, 3 km drilling was completed early in 2024, mainly for geotechnical purposes, as well as five core holes drilled to twin existing RC holes and support Mineral Resource evaluation. A drone-based geophysical survey was completed late in 2024 over the area to ensure good baseline data is available prior to development and inform future exploration targeting.
Colombia Projects
No exploration drilling took place at the Colombia projects during 2024.
AGA Mineração, Brazil
At Cuiabá-Lamego, a total of 153 km exploration drilling was completed, with 105 km at Cuiabá and 48 km at Lamego. The drilling programme at Cuiabá made extensive use of the dedicated exploration hanging-wall drive at level 20 to test for the Fonte
Grande Sul and Serrotinho main orebodies between levels 23 and 25. Good results were reported throughout 2024 from both orebodies; additionally, projection down-plunge of the Fonte Grande Left Side oreshoot was confirmed.
Drilling of the Narrow Vein orebodies took place at Balancão (level 21), Galinheiro (levels 15 and 20), and testing extensions at
Canta Galo from level 23 with some encouraging results. The focus for the secondary orebodies was on Viana between levels 22 and 23, which returned consistently high grades, and the ‘bulk zone’ of the VQZ orebody between levels 13 and 14, as well as the VQZ central domain at levels 15, 16 and 20.
At Lamego, the drilling programme at Carruagem focused on the deeper edges of the modelled Mineral Resource between levels 10 and 11, as well as testing remnant shallow opportunities at levels 1 and 5. In the deeper drilling, a relatively low tenor area was identified, associated with a foliation zone; however, this seems locally developed with indications of improved grades down-plunge. Delineation drilling at level 5 returned good results from the overturned limb of the Carruagem SW orebody. Drilling also took place at the Queimada orebody, testing remnant areas at level 3, and potential extensions at level 6 that confirmed continuity of the orebody along strike to the north.
Serra Grande, Brazil
Exploration at Serra Grande completed 51 km of drilling during 2024, the majority allcoated to Mineral Resource delineation and definition drilling in support of the mine plan. The focus areas were the Structure III orebodies at Ingá, Mina Nova, and Mina III, and the Structure IV orebodies at Pequizão, Mangaba and Limoeiro. Good results were received from most areas, confirming the models and providing potential mining flexibility in shallow areas such as Mina Nova and Mina III. Definition drilling was also done at Baru.
Several of the programmes also allowed for testing of additional targets such as the Ingá Superior Zone, which returned encouraging results. Exploration drilling also tested extensions to main mining areas at VQZ, Ingá and Pequizão, and opportunities within near-infrastructure shallow areas such as Ingá (up-plunge), Mina III and Corpo Sul.
Cerro Vanguardia, Argentina
A total of 85 km of exploration drilling was completed at Cerro Vanguardia, with the exploration emphasis towards testing priority vein targets and delineating Mineral Resource within the mining lease. Good results were received from several veins, including
Dora and Doriana in the western lease area, El Lazo in the south, Vanguardia in the north, and Lucy, Potrero, Osvaldo Diez and
Tres Patas in the central area. Exploration also included trenching and channel sampling of several veins, and a ground magnetic survey was completed in the southern lease to aid targeting of blind veins under gravel cover.
Exploration was completed over the adjoining Cóndor tenement, northwest of the mining lease, early in 2024, with several targets drill tested. At the Claudia joint venture, south of the mining lease, two phases of drilling took place during 2024, with the first programme testing targets in the northern JV and the second informed by a ground geophysical survey over the central
Curahue trend.
AUSTRALIA
Sunrise Dam
Exploration drilling programmes completed a total of 124 km during 2024. Underground exploration was focused on Astro and
Frankie in the northern underground mine area and the Vogue orebody in the south. Exploration at Astro was notably successful, exceeding expected ounce delivery. Elsewhere, drilling helped refine the geological model and specific domains, such as Frankie
2B, performed well. Other underground targets tested during 2024 were MWS, Wobbegong and Western Ramps.
Up-plunge extensions of the Astro orebody were drill-tested from surface to identify potential near-surface upside and aid positioning of the planned exploration drive to surface. During 2024, surface mining opportunities were prioritised and the exploration team accelerated drilling accordingly to support near-term open pit assessment, with Mineral Resource delineation and definition drilling at Neville East, Pink Lady, New Mexico and Superbowl.
Potential extensions at Neville East and Pink Lady were also tested. Regionally, reconnaissance drilling was completed at the
Wilga West target.
Tropicana
Exploration at Tropicana mine lease and across the Tropicana Joint Venture exploration tenements completed a total of 160 km of drilling in 2024. Capitalised Mineral Resource delineation and definition drill programmes were focused on underground drilling at Boston Shaker and Tropicana. Underground targets were also tested at Havana South, Havana Offset and Cobbler, with some encouraging results.
Regional surface exploration programmes were completed across several targets to the north and south of the mine. Drilling to the north of the mine returned several encouraging intercepts at North Corridor, Rosetta, Hat Trick and Angel Eyes. Work is
ongoing along this northern trend to improve geological interpretations and advance priority targets, with the aim of delineating new open pit potential along the trend.
PROJECTS
Quebradona
The Colombia team completed a thorough review and gap analysis of the Environmental Impact Assessment (“EIA”) for the
project, incorporating additional information identified as a result of ANLA’s decision to archive the 2019 environmental license application in November 2021. Since then, the team has focused on developing a strategy to collect the additional hydrogeological, hydrological and geotechnical data that ANLA is requiring. AngloGold Ashanti expects to submit a new EIA to
ANLA in 2027 in connection with its environmental license application.

4C.ORGANISATIONAL STRUCTURE
GROUP STRUCTURE
AngloGold Ashanti’s operations are divided into the following regions:
•Africa — operations in Egypt, Ghana, Guinea and Tanzania, a joint venture operation in the DRC and projects in Côte
d’Ivoire;
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
On 16 March 2023, AngloGold Ashanti and Gold Fields announced that they have agreed on the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti's neighbouring Iduapriem Mines (the “Proposed Joint
Venture”). Notwithstanding constructive engagement with the Government of Ghana since the announcement of the Proposed
Joint Venture, the requisite approvals by the Government of Ghana for the Proposed Joint Venture have not yet been obtained.
Following the recent national elections, Gold Fields and AngloGold Ashanti are working to engage with the new Government on the potential joint venture. Gold Fields and AngloGold Ashanti continue to believe that a combination of the two neighbouring mines into a single managed entity is compelling, given that it is anticipated to extend life of mine, increase production and lower costs, thereby creating value for all stakeholders. In the absence of the requisite approvals from the Government of Ghana and clear timelines for execution of an agreement, Gold Fields and AngloGold Ashanti will maintain engagement in relation to a potential asset combination while separately continuing to pursue improvements to their respective assets. There can be no certainty that the parties will enter into a definitive agreement with respect to the Proposed Joint Venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the Proposed Joint Venture is subject to, among other matters, reaching agreement with the Government of Ghana regarding the Proposed Joint Venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

4D.PROPERTY, PLANTS AND EQUIPMENT
Locations of properties

	Americas		Africa		Australia
1	Argentina Cerro Vanguardia (92.5%)	5	Guinea Siguiri (85%)	11	Australia Sunrise Dam Butcher Well (70%) Tropicana (70%)
2	Brazil AGA Mineração Serra Grande		Côte d’Ivoire Doropo (3)(6) ABC (3)(4)
	Projects		Ghana Iduapriem Obuasi
3	Colombia La Colosa Quebradona		Democratic Republic of the Congo (DRC) Kibali (45%) (5)
4	United States of America Expanded Silicon (1) North Bullfrog Mother Lode Sterling (2)		Tanzania Geita
Egypt Sukari (50%) (3)
Notes:
(1) Includes the Silicon and Merlin deposits.
(2) Sterling includes the Crown Block.
(3) Acquired by AngloGold Ashanti through its acquisition of Centamin in November 2024.
(4)Archean-Birimian Contact (ABC) project.
(5)Kibali is operated by Barrick Gold Corporation (“Barrick”).
(6)The Mineral Resource and Mineral Reserve for the Doropo project are limited to the Mineral Resource and Mineral Reserve expected to be attributable to
AngloGold Ashanti (90%).
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
Refer to “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in 2024 with 2023” and “Item
5A: Operating Results—Key factors affecting results—Comparison of gold production in 2023 with 2022” for the aggregate annual production for each of the Company’s mining properties during each of the fiscal years ended 31 December 2024, 2023 and 2022. For more information about AngloGold Ashanti’s mines, including a summary of the Company’s titles, mining rights, leases and licences with acreage, refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold
Ashanti to Mine”.
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
Based on the above considerations, AngloGold Ashanti has determined that, as of 31 December 2024, its material properties for purposes of Regulation S-K 1300 are Geita, Kibali, Obuasi and Sukari. With respect to Sukari, a Technical Report Summary
(effective date: 31 December 2024) has been prepared by the relevant Qualified Persons, and is filed for the first time as Exhibit
19.15.10 hereto. With respect to Kibali, Geita and Obuasi, AngloGold Ashanti has determined that, as of 31 December 2024, (i)
there have not been any material changes to the Mineral Resource or Mineral Reserve reported in the Technical Report
Summaries for these properties (which were first filed as exhibits to AngloGold Ashanti’s annual report on Form 20-F for the fiscal years ended 31 December 2021, 31 December 2022 and 31 December 2023, respectively), and (ii) all material assumptions and information pertaining to the disclosure of the Mineral Resource and Mineral Reserve for Kibali, Geita and Obuasi remain current in all material respects, based on all facts and circumstances, both quantitative and qualitative. As a result, the previously filed
Technical Report Summaries for Kibali (effective date: 31 December 2021), Geita (effective date: 31 December 2022) and
Obuasi (effective date: 31 December 2023) are re-filed as Exhibits 19.15.8, 19.15.4 and 19.15.6, respectively, hereto.
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
AFRICA
AngloGold Ashanti has six mining operations and two projects within the Africa region:
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
•Geita Gold Mine (“GGM” or “Geita”) in Tanzania;

•Sukari Gold Mine (“Sukari”) in Egypt, co-owned by AngloGold Ashanti (50 percent) and the Egyptian Mineral Resources
Authority (“EMRA”) (50 percent);
•The Doropo project (“Doropo”) in Côte d’Ivoire; and
•The Archean-Birimian Contact project (“ABC”) in Côte d’Ivoire.
Mining in the Africa Region is from both open pit and underground, with Obuasi being an underground mine, Iduapriem and
Siguiri being open pit mines, and Kibali, Geita and Sukari being a combination of open pit and underground mines.
DRC
KIBALI
The Company has determined that, as of 31 December 2024, Kibali continues to be a material property for purposes of
Regulation S-K 1300. For additional information, refer to the Technical Report Summary for Kibali (effective date: 31 December
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
Location
Kibali is located in the northeastern part of the DRC near the international borders with Uganda and South Sudan. The mine is located adjacent to the village of Doko, which is located to the west of the lease area. Kibali is approximately 210 km by road from Arua and immediately north of the district capital of Watsa. The operational area falls within the administrative territory of
Watsa in Haut-Uélé province. The geographic coordinates of the processing plant at Kibali are latitude 3°6’50”N and longitude
29°35’38”E.
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
History
On 15 October 2009, AngloGold Ashanti acquired a 50 percent indirect interest in Moto Goldmines Limited (“Moto”) through a JV with Randgold, with Moto holding a 70 percent stake in Kibali and the DRC parastatal SOKIMO holding the remaining 30 percent stake. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90 percent, while
SOKIMO retained a 10 percent holding. On 2 January 2019, Randgold merged with Barrick, and its JV interest is now held by the combined company, trading as Barrick.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Democratic Republic of the Congo (DRC)—AngloGold Ashanti’s rights and permits”.
Mining method
The operation comprises both open pit and underground mining. Open pit mining is carried out using conventional drill, blast, load and haul surface mining methods. From 2025 onwards, open pit production will come from the Sessenge, Sessenge SW,
Aerodrome, Pamao, Pamao South, Gorumbwa, Megi-Marakeke-Sayi, Kalimva-Ikamva (including Ikamva East), Oere, Pakaka,
Rhino, Mengu Hill, and Karagba, Chauffeur and Durba (“KCD”) deposits. Open pit mining is conducted primarily by contractor
Kibali Mining Services, a local subsidiary of DTP Terrassement, using either free-dig or conventional drill, blast, load and haul methods. Smaller satellite pits are mined by local contractors.
For the underground operation, longitudinal and transverse longitudinal stoping methods with paste backfill are the mining methods. The Kibali KCD underground mine is designed to extract the KCD deposit directly beneath the KCD open pit. A 50m crown pillar separates the pit bottom from the top of the underground mine. The first gold was poured in September 2013 from the open pit operations and development of the underground mine commenced in the same year. Stoping commenced in 2015 and production has continued to ramp up since 2022. Initial production was truck hauled by a twin decline to surface. In 2017, the haulage shaft (740m deep) and materials handling system was commissioned. From 2018 onwards, underground ore has predominantly been hoisted up the shaft. The decline to surface will continue to be used to haul some of the shallower zones and to supplement shaft haulage.
Processing plants and other available facilities
Infrastructure in the DRC is generally poor as a result of limited investment in maintenance, upgrades and extensions of the road networks established during colonial times. The mine site is located within 160 km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Access by air to Kibali involves a commercial flight to Entebbe in Uganda followed by a charter flight to Doko airport, situated on the mine property. The Doko airstrip was upgraded by Kibali and is equipped with runway lights and precision approach path indicator lights. For the number of persons employed at the mine, refer to “Item 4B: Business Overview—Operating Performance—Africa Region”.
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
The “Property, Plant, and Equipment” as of 31 December 2024, including lease assets, buildings and mine infrastructure, mining assets, mineral rights and dumps, decommissioning assets, capitalised exploration costs and deferred stripping, had a carrying value of $1,004 million (reported as attributable; 45 percent owned by AngloGold Ashanti).
Mineral processing
The current processing plant can treat both oxide and fresh sulphide material and uses flotation with ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching. Kibali has a processing operation capable of at least 7.2Mtpa throughput. The ore is blended using both KCD underground ore plus ore sourced from satellite open pits.
Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for Kibali at the end of the fiscal year ended 31 December 2024, based on a gold price estimate of $1,900/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2024		million	g/t	tonnes	Moz
Kibali (45 percent)	Measured	6.16	2.94	18.12	0.58
	Indicated	27.83	2.71	75.34	2.42
	Measured & Indicated	33.99	2.75	93.46	3.00
	Inferred	12.44	2.32	28.80	0.93
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
The Mineral Resource estimates have been prepared by Qualified Persons employed by AngloGold Ashanti at the time of preparing the Technical Report
Summary. Mr. Richard Peattie, who provided information for the Technical Report Summary (effective date: 31 December 2021) in respect of the Kibali Mineral
Resource, is no longer employed by AngloGold Ashanti. Mr. Richard Peattie is currently employed by Barrick and is the current Qualified Person for the Kibali
Mineral Resource and Mineral Reserve. Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” for more information on the
Qualified Persons.  AngloGold Ashanti has determined that there is no material change to the Mineral Resource reported in the 2021 Technical Report Summary for Kibali (effective date: 31 December 2021) filed as Exhibit 19.15.8 hereto if the updated gold price of $1,900/oz is used (instead of $1,500/oz, the gold price used to estimate the Mineral Resource in 2021).
6.Property currently in a production stage.
7.In 2024, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90.0% was applied to the underground.
8.In 2024, a cut-off grade range from 0.61g/t to 0.96g/t (varying according to rock type) was applied to the open pit, a cut-off grade of 0.50g/t was applied to the stockpile, and a cut-off grade of 0.94g/t was applied to the underground.

Year-on-year changes in Mineral Resource - Moz

at 31 December 2024	Kibali
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	0.68	1.65	2.33	0.79
Exploration and Methodology	(0.07)	0.43	0.36	(0.16)
Economic Assumptions	(0.01)	0.34	0.32	0.14
Other	(0.01)	0.01	0.00	0.15
Acquisition / Disposal	—	—	—	—
Current Year	0.58	2.42	3.00	0.93
Net Difference	(0.10)	0.78	0.68	0.14
% Difference	(14)	47	29	17
Note:
All figures are expressed on an attributable basis unless otherwise indicated. AngloGold Ashanti has recognised that in preparing this annual report on Form 20-F, the
Qualified Persons have relied on information provided by Barrick.
The increase in Indicated Mineral Resource was mainly driven by exploration drilling and modelling at Rhino, Gorumbwa and
Kombokolo as well as an increase in the Mineral Resource price from $1,700/oz to $1,900/oz, except for Mengu Hill which was reported at $1,700/oz. The increase in Indicated Mineral Resource was partially offset by increased actualised costs and depletion. The Measured Mineral Resource has decreased as a result of excluding unrecoverable mineralisation from KCD UG around fully mined out areas. The increase in Inferred Mineral Resource was mainly due to an increase in the Mineral Resource price from $1,700/oz to $1,900/oz, partially offset by exploration drilling and modelling.
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
Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Reserve for Kibali at the end of the fiscal year ended 31 December 2024, based on a gold price estimate of  $1,400/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2024		million	g/t	tonnes	Moz
Kibali (45 percent)	Proven	13.44	3.28	44.10	1.42
	Probable	33.47	2.93	98.00	3.15
	Total	46.91	3.03	142.10	4.57
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
The Mineral Reserve estimates have been prepared by Qualified Persons employed by AngloGold Ashanti at the time of preparing the Technical Report
Summary. Mr. Romulo Sanhueza, who provided information for the Technical Report Summary (effective date: 31 December 2021) in respect of the Kibali
Mineral Reserve, is no longer employed by AngloGold Ashanti. In 2024, the Pamao and Pamao South pit shells were determined based on a gold price of
$1,700/oz, but financially evaluated and found to be profitable at a gold price of $1,400/oz (supporting the 2024 Mineral Reserve declaration). This is exceptional and is driven by the need to create space for in pit tailings, further saving on capital costs. Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” for more information on the Qualified Persons. AngloGold Ashanti has determined that there is no material change to the Mineral Reserve reported in the 2021 Technical Report Summary for Kibali (effective date: 31 December 2021) filed as Exhibit 19.15.8 hereto if the updated gold price of $1,400/
oz is used (instead of $1,200/oz, the gold price used to estimate the Mineral Reserve in 2021).
5.Property currently in a production stage.
6.In 2024, a metallurgical recovery factor range from 75.5% to 91.0%  (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90.0% was applied to the underground.

7.In 2024, a cut-off grade range from 0.88g/t to 1.30g/t (varying according to area) was applied to the open pit, a cut-off grade of 0.50g/t was applied to the stockpile, and a cut-off grade of 2.06g/t was applied to the underground.
Year-on-year changes in Mineral Reserve - Moz

at 31 December 2024	Kibali
Category	Proven	Probable	Total
Previous Year	1.53	3.13	4.66
Depletion	(0.36)	—	(0.36)
Exploration and Methodology	0.31	(0.03)	0.28
Economic Assumptions	(0.06)	—	(0.06)
Other	(0.01)	0.05	0.04
Acquisition / Disposal	—	—	—
Current Year	1.42	3.15	4.57
Net Difference	(0.11)	0.02	(0.09)
% Difference	(7)	1	(2)
Note:
All figures are expressed on an attributable basis unless otherwise indicated. AngloGold Ashanti has recognised that in preparing this annual report on Form 20-F, the
Qualified Persons have relied on information provided by Barrick.
The decrease in Mineral Reserve was mainly due to depletion and open pit cost increases, which was partially offset by exploration and Mineral Resource conversion gains, operational changes and an increase in the Mineral Reserve price from
$1,300/oz to $1,400/oz.
Estimation
The open pit Mineral Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Mineral Reserve.
A cut-off grade analysis of $1,400/oz was used to determine a cut-off grade of 2.06g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods. Underground stope designs were updated from the previously reported Mineral Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Mineral Reserve.
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
Mine Village
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
to Doko
Ikamva
Kalimva
Oere
Mofu
Mengu Hill
Mengu
Megi-Marakeke-Sayi
Gimbia
Pamao Main
Pakaka
Ndala
Pamao South
Aerodrome
mine village
Rhino
Kombokolo
Gorumbwa
Sessenge
KCD
KCD portal and shaft
Memekazi
Mandungu
N
0
1
2
3 Km
Plant centroid co-ordinates
3°6'50"N, 29°35'38"E

GHANA
AngloGold Ashanti has two mines in Ghana. Obuasi and Iduapriem are both wholly-owned and operated by AngloGold Ashanti.
Obuasi is an underground mine operating at depths of up to 1,500m with a continuous history of mining dating back to the 1890s.
Iduapriem is an open pit mine.
Obuasi is located in the Ashanti region of southern Ghana, approximately 60 km south of Kumasi. Mining was temporarily suspended at the end of 2014 while a series of economic studies progressed. Obuasi underground development resumed in the first half of 2019, with the first gold produced in December 2019. The ramp-up of the redevelopment project was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021.
Iduapriem is located in the Western region of Ghana, some 85 km from the coast and south of Obuasi, near the town of Tarkwa.
OBUASI
The Company has determined that, as of 31 December 2024, Obuasi continues to be a material property for purposes of
Regulation S-K 1300. For additional information, refer to the Technical Report Summary for Obuasi (effective date: 31 December
2023) filed as Exhibit 19.15.6 hereto.
Property description
Obuasi is wholly-owned by AngloGold Ashanti and is a production stage property. The mine is an underground operation, and it has been in operation since 1897 (more than 120 years). It has been operated by AngloGold Ashanti since 2004.
Location
The mine is in the municipality of Obuasi, in the Ashanti region of Ghana, about 240 km northwest of the capital, Accra, and 60 km south of Kumasi. The geographic coordinates of the processing plant at Obuasi are latitude 6°10’11”N and longitude
1°41’16”W.
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
The current LOM design employs mostly the long hole open stoping (“LHOS”) mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebodies of varying thicknesses and dips. The main distinct variations of the LHOS used at Obuasi are longitudinal retreat stoping (“LRS”), and transverse open stoping (“TOS”). The blind upper stoping is a form of LRS or TOS used for partial sill pillar recovery. During 2024, Obuasi mine successfully trialled the underhand drift and fill (“UHDF”) mining method, intended to be applied in areas of poor ground conditions, typically associated with high-grade areas. UHDF is a selective mining method suitable for following the local variations of an orebody. It is considered to provide greater control on excavation stability, with reduced dilution and increased mining recovery outcomes. The method has been incorporated into the LOM design for localised areas in Blocks 8 and 10. Given the anticipated complex and challenging grounds at depth, Block 11 has also been fully redesigned for the UHDF method.
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
The “Property, Plant, and Equipment” as of 31 December 2024, including buildings and mine infrastructure, mining assets, decommissioning assets and assets under construction, had a carrying value of $1,282 million.
Mineral processing
The plant is configured for both conventional and flash flotation and BIOX treatment which is required for the refractory sulphide ore. The gravity gold recovery system is also integrated with Knelson concentrators and inline leach reactors.
Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for Obuasi at the end of the fiscal year ended 31 December 2024, based on a gold price estimate of $1,900/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2024		million	g/t	tonnes	Moz
Obuasi	Measured	5.59	6.74	37.67	1.21
	Indicated	45.70	5.19	237.33	7.63
	Measured & Indicated	51.29	5.36	275.00	8.84
	Inferred	47.81	7.49	358.09	11.51
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
5.The Mineral Resource estimates have been prepared by Qualified Persons employed by AngloGold Ashanti at the time of preparing the Technical Report
Summary. Mr. Eric Kofi Owusu Acheampong is the Qualified Person for the Obuasi Mineral Resource. Refer to “—Qualified Persons—Qualified Persons in
respect of the material properties” for more information on the Qualified Persons. AngloGold Ashanti has determined that there is no material change to the
Mineral Resource reported in the 2023 Technical Report Summary for Obuasi (effective date: 31 December 2023) filed as Exhibit 19.15.6 hereto if the updated gold price of $1,900/oz is used (instead of $1,750/oz, the gold price used to estimate the Mineral Resource in 2023).
6.In 2024, a metallurgical recovery factor of 88.0% was applied to the open pit and underground.
7.In 2024, a cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade range from 2.75g/t to 3.79g/t (varying according to area) was applied to the underground.

Year-on-year changes in Mineral Resource - Moz

at 31 December 2024	Obuasi
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	0.87	6.44	7.30	9.64
Exploration and Methodology	0.10	0.14	0.24	0.42
Economic Assumptions	0.04	0.48	0.51	1.03
Other	0.21	0.58	0.79	0.42
Acquisition / Disposal	—	—	—	—
Current Year	1.21	7.63	8.84	11.51
Net Difference	0.34	1.19	1.54	1.87
% Difference	40	19	21	19
Note:
All figures are expressed on an attributable basis unless otherwise indicated.
The increase in Mineral Resource was driven by exploration drilling, along with underground model revisions, an increase in the
Mineral Resource price from $1,750/oz to $1,900/oz, cost reduction initiatives including block redesigns leading to lower capital development and mining costs, and a reduction in minimum safety pillar thickness supported by a strategy of sequential mining with paste filling.
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
Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the gold
Mineral Reserve for Obuasi at the end of the fiscal year ended 31 December 2024, based on a gold price estimate of $1,600/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2024		million	g/t	tonnes	Moz
Obuasi	Proven	3.52	10.92	38.42	1.24
	Probable	15.73	10.90	171.50	5.51
	Total	19.25	10.91	209.92	6.75
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
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a production stage.
4.The Mineral Reserve estimates have been prepared by Qualified Persons employed by AngloGold Ashanti at the time of preparing the Technical Report
Summary. Mr. Douglas Atanga is the Qualified Person for the Obuasi Mineral Reserve. Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” for more information on the Qualified Persons. AngloGold Ashanti has determined that there is no material change to the Mineral Reserve reported in the 2023 Technical Report Summary for Obuasi (effective date: 31 December 2023) filed as Exhibit 19.15.6 hereto if the updated gold price of $1,600/
oz is used (instead of $1,400/oz, the gold price used to estimate the Mineral Reserve in 2023).
5.In 2024, a metallurgical recovery factor of 88.0% was applied to the open pit and underground.
6.In 2024, a cut-off grade range from 5.69g/t to 7.42g/t was applied to the underground (varying according to area).
Year-on-year changes in Mineral Reserve - Moz

at 31 December 2024	Obuasi
Category	Proven	Probable	Total
Previous Year	1.23	5.87	7.11
Depletion	(0.28)	—	(0.28)
Exploration and Methodology	0.12	0.16	0.28
Economic Assumptions	(0.22)	(0.80)	(1.02)
Other	0.37	0.29	0.66
Acquisition / Disposal	—	—	—

at 31 December 2024	Obuasi
Category	Proven	Probable	Total
Current Year	1.24	5.51	6.75
Net Difference	0.00	(0.36)	(0.36)
% Difference	0	(6)	(5)
Note:
All figures are expressed on an attributable basis unless otherwise indicated.
The decrease in Mineral Reserve was mainly due to an increase in costs, depletion and changes due to assurance checks. This reduction was partially offset by methodology changes due to block model updates informed by additional infill drill data in the
Blocks 8 and 10, geotechnical parameter changes and mining recovery changes.
Estimation
The Mineral Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width for the anticipated mining method. All design and scheduling work is undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using Datamine Studio UGTM and Enhanced Production SchedulerTM
(“EPS”) software.
The cut-off grade parameters used include projected mining, processing, and general and administrative costs. A Mineral
Reserve gold price of $1,600/oz was used. The cut-off grade also considers the metallurgical recovery factor (88 percent applied for all blocks), mining dilution and recovery, tonne-kilometre haulage cost from all blocks, as well as the backfill type.
Stopes are designed using the Datamine Mineable Shape OptimiserTM (“MSO”) Software where the outputs are further optimised by manual edits. The stope shapes are generated at section intervals of 15m to 20m based on geotechnical guidance for each block. The MSO allows the class field to be assigned to each stope generated. The mine design is reviewed taking into consideration the updated stope shapes, existing development and future infrastructure need. A LOM plan is generated which considers fleet and infrastructure capacities. All mining blocks are designed for the LHOS mining method, with the exception of localised areas in Blocks 8 and 10, as well as Block 11 which have been designed for the UHDF method. The Mineral Reserve is reported from the LOM plan and only includes Measured and Indicated Mineral Resource.

Map showing Obuasi planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining licence area for Obuasi. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Licences
Mining
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Waste Dumps
Raw Water Dam
Process Water Dam
Underground Access
Consolidated Operations Footprint
Roads
Main
Secondary
Airfield
Villages
N
to Kumasi
Amamon
Anyankyerem
Dadwen
Kyekyewere
Komfokrom
New Dokyiwa
Binsere
Ntonsua
Nyamso
Gausu
Bidiem
ETS
Wawase
Tutuka
TSAD
Adansi
Survey Hill
Biney Estates
Boete
CVS
Cote D'or
Coral Snake
Nhyiaso
Dankwa
Anyinam
Apitikokoo
KMS
KMVS
Justice
Old Chief
ODD
Anwona
CAT 300
GCS
KRS
Blackies
Odumase
SNVS
Sansu
Sansu
Sansu
Gyabunsu-Sibi
Plant centroid co-ordinates
6°10'11"N, 1°41'16"W
0
1.5
3
4.5 Km
to Atekyem

IDUAPRIEM
Property description
Iduapriem mine is wholly-owned and operated by AngloGold Ashanti and a production stage property. The mine is a multiple open pit operation that currently sources ore from the Block 5, Ajopa, and Blocks 7 and 8 pits. In March 2023, AngloGold Ashanti and Gold Fields announced that they had agreed the key terms of a proposed joint venture in Ghana between Gold Fields’
Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mines. Despite constructive engagement with the government of
Ghana, the requisite approvals by the government for the proposed joint venture have not yet been obtained. Following the recent national elections, Gold Fields and AngloGold Ashanti are working to engage with the new government on the potential joint venture. There can be no certainty that the parties will enter into a definitive agreement with respect to the proposed joint venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the proposed joint venture is subject to, among other matters, reaching agreement with the government of Ghana regarding the proposed joint venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals. Consequently, the Mineral Resource and Mineral Reserve for Iduapriem are reported on the basis of a stand-alone Iduapriem mine.
Location
The mine is located in the Western region of Ghana, some 70 km north of the coastal city of Takoradi and approximately 10 km southwest of the town of Tarkwa. The Iduapriem mine is bordered to the north by Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s).
Mineralisation style
There are four recognised conglomerate reefs namely A, B, C and D (in stratigraphic sequence, from bottom upwards). The B and C reefs are oligomictic and consist of well-sorted conglomerates. They have been mined underground in some areas since more than a century ago. The A and D reefs have a lower gold tenor and are polymictic, containing both well-rounded and angular fragments. Gold is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit. The gold is fine-grained, particulate and free-milling.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Ghana—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
Surface infrastructure associated with Iduapriem’s operation includes a three-stage crushing circuit, overland conveyor, CIL processing plant next to the main office building, a TSF and four camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Power is supplied to the mine by the Volta River Authority and GRIDCo. An on-site
336kVA solar power plant serves the mine residences.
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
Siguiri is a production stage property, operated by AngloGold Ashanti. Gold-bearing ore is mined from several pits (generally three pits at any one time). Mining occurs primarily at Kami, Bidini and Kosise pits in Block 1, as well as Saraya pit in Block 2.
Location
Siguiri is located in the Kankan region of Guinea, approximately 850 km north-northeast of Conakry, 25 km northwest of the town of Siguiri and 220 km southeast of the Malian capital Bamako, near the Malian border.

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
Mineral processing
The mined ore is processed using an upgraded CIL plant that can treat up to 50 percent fresh rock and 50 percent soft ore, resulting in a total throughput of 11.8Mtpa. Unit operations include comminution, leaching, carbon adsorption and desorption, smelting, and tailings disposal.
Recovery challenges posed by the treatment of Bidini ore and other feed blends could impact the economic extraction of the estimated Mineral Resource and Mineral Reserve until targeted improvement actions are completed. A recovery project study proposes a critical upgrade to the gravity gold recovery circuit, improvements in milling product size, and increased dissolved oxygen levels in the leach tanks. Additional work is ongoing to unlock the full potential recovery of the difficult-to-treat ore blends.
Strengthening of CIL tanks to avert a tank failure in the future, as happened in May 2023 (which negatively impacted production), is ongoing.
Mitigation plans are in place to address any TSF capacity issues.
TANZANIA
GEITA
The Company has determined that, as of 31 December 2024, Geita continues to be a material property for purposes of
Regulation S-K 1300. For additional information, refer to the Technical Report Summary for Geita (effective date: 31 December
2022) filed as Exhibit 19.15.4 hereto.
Property description
Geita (“GGM”), one of AngloGold Ashanti’s flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields in the Geita region, about 120 km west of Mwanza and 4 km west of the town of Geita. The Geita gold deposits are mined as a multiple open pit and underground operation, with ore production from Star and Comet, Nyankanga and Geita Hill underground mines, and from Nyamulilima open pit. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.4Mt.
GGM is wholly-owned and operated by AngloGold Ashanti. The property is currently in a production stage.
Location
GGM is located in the Geita region of Tanzania, approximately 1,200 km from the main Tanzanian business centre of Dar es
Salaam. It falls within the Lake Zone of northwestern Tanzania, approximately 120 km west of Mwanza and 4 km west of the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the Lake Victoria goldfields. The geographic coordinates of the processing plant at Geita are latitude 2°51’53”N and longitude 32°11’12”W.
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
Ore is hauled from the Nyamulilima open pit (22 km) and from Star and Comet (17 km), Nyankanga (4 km) and Geita Hill (2 km)
underground operations to the central run-of-mine (“ROM”) pad by the Geita surface mining fleet.
Processing plants and other available facilities
Surface infrastructure associated with the overall Geita operation includes a 5.4Mtpa CIL processing plant, a TSF, a camp, an airstrip, service bays, fuel depots, open pit and underground workshops and offices, contractor yards, backfill plants and explosives suppliers. In September 2024, Geita connected to the national electricity grid, where power to the mine is supplied by
Tanzania Electric Supply Company Limited (“Tanesco”), with a 40MW power plant using diesel generators onsite providing backup power supply. The mine is permitted to extract water by pumping approximately 25,000m3 of raw water from Lake
Victoria per day. In addition, there is sustainable use of raw water through recycling of the process water. The physical condition of the equipment, facilities, and infrastructure at GGM is generally considered to be in good working order. The mine has invested heavily in maintaining and upgrading its assets to ensure they remain reliable and efficient. The underground development of the mine has also been extensively developed, with the construction of a number of portals, declines and strategically placed development drives that access and further explore the gold-bearing ore. Overall, the GGM is a well-
established operation implementing fit-for-purpose technologies once proven in the market. For the number of persons employed at the mine, refer to “Item 4B: Business Overview—Operating Performance—Africa Region”.
The “Property, Plant, and Equipment” as of 31 December 2024, including lease assets, buildings and mine infrastructure, mining assets, capitalised exploration costs, decommissioning assets, assets under construction and deferred stripping, had a carrying value of $612 million.
Mineral processing
Geita’s ore processing method is a conventional CIL process with a throughput capacity of 5.4Mtpa. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a SAG mill, a ball mill and 12 leach tanks. This is coupled with a gravity circuit using two Knelson concentrators. In planning the plant feed blend material, hardness grade, oxide and sulphide content are considered in order to optimise throughput and recovery.

Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for Geita at the end of the fiscal year ended 31 December 2024, based on a gold price estimate of $1,900/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2024		million	g/t	tonnes	Moz
Geita	Measured	10.28	2.58	26.58	0.85
	Indicated	49.84	1.84	91.86	2.95
	Measured & Indicated	60.12	1.97	118.45	3.81
	Inferred	48.80	2.21	107.84	3.47
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
5.The Mineral Resource estimates have been prepared by Qualified Persons employed by AngloGold Ashanti at the time of preparing the Technical Report
Summary. Mr. Damon Elder is the Qualified Person for the Geita Mineral Resource. Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” for more information on the Qualified Persons. AngloGold Ashanti has determined that there is no material change to the Mineral Resource reported in the 2022 Technical Report Summary for Geita (effective date: 31 December 2022) filed as Exhibit 19.15.4 hereto if the updated gold price of $1,900/oz is used
(instead of $1,750/oz, the gold price used to estimate the Mineral Resource in 2022).
6.In 2024, a metallurgical recovery factor of 91.70% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.
7.In 2024, a cut-off grade range from 0.50g/t to 1.40g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to
2.72g/t (varying according to area) was applied to the underground.
Year-on-year changes in Mineral Resource - Moz

at 31 December 2024	Geita
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	0.75	2.76	3.51	2.81
Exploration and Methodology	0.11	0.11	0.21	0.51
Economic Assumptions	0.00	0.09	0.09	0.15
Other	—	—	—	—
Acquisition / Disposal	—	—	—	—
Current Year	0.85	2.95	3.81	3.47
Net Difference	0.11	0.19	0.30	0.65
% Difference	15	7	9	23
Note:
All figures are expressed on an attributable basis unless otherwise indicated.
The increase in Mineral Resource was largely a result of exploration success due to accelerated drilling activities, methodology as a result of revised estimation parameters and refined ore wireframes, and an increase in the Mineral Resource price from
$1,750/oz to $1,900/oz. The increase was partially offset by higher costs related to both open pit and underground mining.
Estimation
For the open pits, mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then geological wireframes are interpreted to create a 3D geological model. The geological model is subsequently used in conjunction with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into block models, and uniform conditioning (“UC”) and localised uniform conditioning (“LUC”) methods are used to generate a recoverable Mineral Resource block model, which estimates the proportion of ore that occurs above the
Mineral Resource cut-off grade assuming a specified selective mining unit (“SMU”). The open pit Mineral Resource is reported within a $1,900/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit.
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
Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Reserve for Geita at the end of the fiscal year ended 31 December 2024, based on a gold price estimate of $1,400/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2024		million	g/t	tonnes	Moz
Geita	Proven	15.84	0.99	15.76	0.51
	Probable	37.04	2.30	85.20	2.74
	Total	52.89	1.91	100.96	3.25
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
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a production stage.
4.The Mineral Reserve estimates have been prepared by Qualified Persons employed by AngloGold Ashanti at the time of preparing the Technical Report
Summary. Mr. Duan Campbell is the Qualified Person for the Geita Mineral Reserve. Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” for more information on the Qualified Persons.
5.In 2024, a metallurgical recovery factor of 91.70% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.
6.In 2024, a cut-off grade of 1.00g/t was applied to the open pit, a cut-off grade range from 0.70g/t to 0.80g/t (varying according to area) was applied to the stockpile, and a cut-off grade range from 1.98g/t to 2.88g/t (varying according to area) was applied to the underground.
Year-on-year changes in Mineral Reserve - Moz

at 31 December 2024	Geita
Category	Proven	Probable	Total
Previous Year	0.46	2.86	3.33
Depletion	0.10	(0.64)	(0.54)
Exploration and Methodology	—	0.66	0.66
Economic Assumptions	(0.02)	(0.13)	(0.15)
Other	(0.03)	(0.03)	(0.06)
Acquisition / Disposal	—	—	—
Current Year	0.51	2.74	3.25
Net Difference	0.04	(0.13)	(0.08)
% Difference	9	(4)	(2)
Note:
All figures are expressed on an attributable basis unless otherwise indicated.
The decrease in Mineral Reserve was mainly due to depletion, increase in operating costs and changes in geotechnical parameters at Nyankanga, which was partially offset by the ongoing exploration drilling success and improved processing recoveries.
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

Map showing Geita planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining licence area for Geita. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
TSF
Waste Dumps
Raw Water Dam
Underground Access
Active
Planned
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
N
Matandani
Kukuluma
Chipaka
Mchauru
Nyakabale
Mugusu
Selous
Nyamulilima
Star & Comet
Ridge 8
Nyankanga
Geita Hill East
Geita Hill West
Geita
Kalondwa Hill
Samina
Mpomvu
0 1.25 2.5 5 Km

Plant centroid co-ordinates
2°51'53"N, 32°11'12"W

EGYPT
SUKARI
The Company has determined that, as of 31 December 2024, Sukari is a material property for purposes of Regulation S-K 1300.
For additional information, refer to the Technical Report Summary for Sukari (effective date: 31 December 2024) filed as Exhibit
19.15.10 hereto.
Property description
Sukari is jointly owned by Pharaoh Gold Mines NL (“PGM”) (a wholly-owned subsidiary of AngloGold Ashanti) and EMRA through their respective 50 percent equity stake in Sukari Gold Mines Company (“SGM”), the joint operating company of the Sukari gold mine. It is a production stage property. The mine is an underground and open pit operation, and it has been in operation since
2009. AngloGold Ashanti acquired Sukari on 22 November 2024.
Location
Sukari is located in the Red Sea Governorate in the Eastern Desert of Egypt, approximately 750 km southeast of Cairo and 25 km via road, southwest of Marsa Alam on the Red Sea coast. The geographic coordinates of the processing plant at Sukari are latitude 24°57’34”N and longitude 34°42’42”E.
Mineralisation style
Geologically, Sukari is located within the Neoproterozoic Arabian-Nubian Shield, formed during the Pan-African Orogeny around
650 to 900 million years ago. The shield consists of mid-to-upper-greenschist facies metamorphic rocks, with predominantly calc-
alkaline igneous and sedimentary sequences. The Sukari deposit is classified as an orogenic gold deposit, hosted primarily within a granodiorite porphyry extensively deformed by shear zones and vein systems. The granodiorite body, striking north-
northeast and dipping steeply east, spans 2.3 km in length and varies from 100m to 600m in thickness.
Gold mineralisation is closely associated with sulphides, primarily pyrite and arsenopyrite, and is spatially correlated with sericite and silica alteration. Mineralisation occurs in structurally controlled zones influenced by reactivated fault systems. High-grade zones, often characterised by visible gold in quartz veins, are key targets for mining operations. Alteration systems, dominated by sericitisation and silicification, are particularly prominent around mineralised veins and shear zones.
The deposit’s geological model has been refined through detailed relogging, integrating lithological, structural, and alteration data. This robust 3D framework enhances Mineral Resource estimation and supports exploration to extend the mine’s life and expand Mineral Resource.
History
Sukari has a rich mining history, with evidence of gold extraction during the Pharaonic and Roman eras. Modern mining at Sukari began in the early 20th century, with small-scale operations established between 1912 and 1914. More significant underground mining activities took place from 1937 to 1951 before ceasing in 1958 due to political factors.
Systematic modern exploration resumed in the 1970s, supported by the Egyptian government and the USSR, confirming gold mineralisation at depth. PGM and EMRA established SGM in 2005 as a joint operating company to oversee the Sukari project’s development. On 22 November 2024, AngloGold Ashanti completed its acquisition of Centamin plc thereby bringing Sukari into
AngloGold Ashanti’s portfolio.
Open pit mining at Sukari began in 2009, with underground operations commencing in 2011. The mine has steadily expanded, incorporating modern mechanised mining methods and infrastructure upgrades, including a state-of-the-art processing plant.
Sukari is Egypt’s first large-scale modern gold mine, producing over five million ounces of gold since commercial production began in 2010. The mine continues to focus on Mineral Resource expansion and operational optimisation, supported by ongoing exploration and development projects.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Egypt—AngloGold Ashanti’s rights and permits”.
Mining method
Sukari comprises both open pit and underground mining operations, each employing specialised mining methods tailored to the orebody characteristics and operational requirements.
Sukari’s open pit operation utilises conventional truck-and-shovel mining methods. Ore and waste material are drilled and blasted before being loaded by hydraulic excavators and transported using CAT 785 haul trucks. Ore is either direct-tipped into the crusher or stockpiled on the ROM pad for blending and feeding into the processing plant. Working benches are typically 10m in height, with final benches ranging from 10m to 20m depending on geotechnical considerations. Waste material is hauled to dedicated waste rock dumps around the pit perimeter. This highly mechanised approach enables efficient extraction of Sukari’s large, bulk-tonnage, low-grade orebody.
Sukari’s underground operations employ modern mechanised mining techniques, primarily LHOS - a method which is well-suited to Sukari’s steeply dipping, high-grade zones. Two variations of LHOS are used:
•Longitudinal LHOS: Applied in narrower ore zones, where mining follows the length of the orebody.
•Transverse LHOS: Applied in wider ore zones, where mining occurs perpendicular to the orebody’s strike.
Access to the underground workings is via twin declines: the Amun decline in the south and the Ptah decline in the north. These declines serve as primary haulage and ventilation routes.
In 2023, the underground mine transitioned to a cemented paste fill system, replacing the previous cemented rock fill method.
This upgrade enhances stope stability, enabling the safe extraction of adjacent stopes and improving recovery.
Exploration continues in deeper ore zones, such as Horus Deeps, using techniques that balance selective mining with operational efficiency. Ongoing optimisation ensures alignment with Sukari’s LOM plan while maintaining high safety and productivity standards.
Processing plants and other available facilities
All significant surface activities at Sukari, including ore processing, environmental management, and community engagement, are managed on-site by SGM. The processing plant has a capacity of 12Mtpa and features crushing, grinding, flotation and CIL circuits. Over the years, significant expansions have been undertaken, including:
•Installation of secondary crushers;
•Addition of a flotation concentrate regrind circuit; and
•Commissioning of a second carbon regeneration kiln to optimise recovery and throughput.
The site is equipped with essential infrastructure to support efficient operations. It includes an on-site thermal power generation plant, supplemented by a 36MW solar farm, which reduces reliance on diesel generators and improves cost efficiency. In 2023, a modern paste fill plant was commissioned, enhancing underground stability and mining efficiency.
Water supply for the operation is sourced from desalinated seawater, which is pumped through three pipelines from the Red Sea to the mine, supported by dedicated pumping stations. Additional infrastructure includes extensive onsite workshops,

administrative office complexes and worker accommodation facilities. TSFs are in place, with TSF 2 currently in use to support ongoing operations. Waste management and environmental monitoring systems have been implemented in accordance with international standards.
The Sukari site is accessible by road from both Marsa Alam and Cairo, ensuring logistical efficiency. For details on the number of persons employed at the mine, refer to “Item 4B: Business Overview—Operating Performance—Africa Region”.
The mine’s robust infrastructure supports a focused development plan, with ongoing upgrades designed to sustain and enhance operations over the LOM.
The “Property, Plant, and Equipment” as of 31 December 2024, including buildings, mine infrastructure, mining assets, decommissioning assets and assets under construction, had a carrying value of $3,419 million.
Mineral processing
The Sukari processing plant is designed to treat both oxide and sulphide ores, employing a robust flowsheet to maximise gold recovery. The plant incorporates conventional crushing, grinding, and flotation circuits, along with CIL processing for sulphide ores.
While the current configuration does not include a gravity gold recovery circuit, plans are underway to install one, featuring
Knelson concentrators to enhance recovery of coarse gold and reduce operating costs.
Oxide material is treated via a dump method, an efficient method for extracting gold from low-grade oxide ore. The process involves stacking the ore on a lined pad, applying cyanide solution, and collecting the gold-rich solution for further processing.
The flotation circuit plays a critical role in processing sulphide ore, producing a concentrate that undergoes ultra-fine grinding and leaching. This dual-pathway approach ensures high recovery rates for both free-milling and refractory ores. The plant recovery rates are supported by rigorous metallurgical testing and continuous operational improvements.
Future enhancements, including the addition of a gravity circuit, are expected to further optimise recovery and cost efficiency.
Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for Sukari at the end of the fiscal year ended 31 December 2024, based on a gold price estimate of $2,000/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2024		million	g/t	tonnes	Moz
Sukari	Measured	39.43	1.03	40.69	1.31
	Indicated	28.12	0.86	24.31	0.78
	Measured & Indicated	67.55	0.96	65.01	2.09
	Inferred	20.97	0.80	16.88	0.54
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
5.Mr. Craig Barker is the Qualified Person for the Sukari Mineral Resource. Mr. Craig Barker, who provided information for the Technical Report Summary
(effective date: 31 December 2024) in respect of the Sukari Mineral Resource, was employed by AngloGold Ashanti until March 2025. Refer to “—Qualified
Persons—Qualified Persons in respect of the material properties” for more information on the Qualified Persons.
6.In 2024, a metallurgical recovery factor of 88.40% was applied to the open pit, stockpile and underground.
7.In 2024, a cut-off grade of 0.30g/t was applied to the open pit, a cut-off grade of 0.40g/t was applied to the stockpile, and a cut-off grade of 1.00g/t was applied to the underground.
Year-on-year changes in Mineral Resource - Moz

at 31 December 2024	Sukari
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	—	—	—	—
Acquisition / Disposal	1.24	1.09	2.33	0.38
Exploration and Methodology	(0.13)	(0.31)	(0.45)	0.15
Economic Assumptions	0.26	0.03	0.29	0.04
Other	(0.06)	(0.01)	(0.08)	(0.03)
Current Year	1.31	0.78	2.09	0.54

at 31 December 2024	Sukari
Category	Measured	Indicated	Measured & Indicated	Inferred
Net Difference	1.31	0.78	2.09	0.54
% Difference	100	100	100	100
Notes:
All figures are expressed on an attributable basis unless otherwise indicated.
AngloGold Ashanti acquired the Sukari operation on 22 November 2024 as part of the Centamin acquisition. AngloGold Ashanti is reporting Mineral
Resource for Sukari for the first time.
Since its acquisition in November 2024, the decrease in Measured and Indicated Mineral Resource was mainly due to methodology changes in the reporting using MSO and some sterilisation of unmineable underground material and minor depletion, partially offset by improved costs. The increase in Inferred Mineral Resource was mainly due to methodology changes and economic assumptions. A Mineral Resource price of $2,000/oz is used.
Estimation
The estimation techniques used at Sukari vary depending on the mining methods and mineralisation styles, with distinct approaches for open pit and underground Mineral Resource estimation.
For the open pit Mineral Resource, multiple indicator kriging with indirect lognormal change of support is used to model recoverable tonnes and grade. The estimation block size is 20m x 25m x 10m, regularised to align with the SMU, ensuring practical Mineral Resource estimates that account for mining selectivity. Length-weighted compositing is applied and the average of the mean and medium grades for the top indicator class is used. Sample spacing varies, from tight 12m x 8m spacing in grade control areas to broader 100m x 100m spacing for Mineral Resource definition drilling. Extrapolation from data points is limited to
100m for classification purposes; beyond this, areas are considered exploration potential rather than classified Mineral Resource.
For the underground Mineral Resource, ordinary kriging is employed - a well-established technique for modelling high-grade, discrete mineralised zones. Block dimensions are set at 40m x 50m x 20m, with an SMU of 1.25m x 1.25 x 1.25mRL to align with mine stope dimensions and to accurately reflect underground mining units. Length-weighted compositing is used, and grade capping and high-yielding techniques are applied to mitigate the impact of high-grade outliers. Drill hole spacing varies, with tighter 20m x 20m coverage in active mining areas and broader spacings of 50m x 50m for deeper exploration zones. The classification and confidence levels of the underground Mineral Resource are determined based on factors such as drill density, mine development, estimation outputs (including slope of regression and kriging efficiency) and geological continuity.
These tailored estimation techniques ensure robust and reliable Mineral Resource models for both open pit and underground operations, supporting effective mine planning and optimisation.
Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Reserve for Sukari at the end of the fiscal year ended 31 December 2024, based on a gold price estimate of $1,450/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2024		million	g/t	tonnes	Moz
Sukari	Proven	49.82	1.18	58.56	1.88
	Probable	12.39	1.32	16.34	0.53
	Total	62.21	1.20	74.90	2.41
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
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a production stage.
4.The Mineral Reserve estimates have been prepared by Qualified Persons employed by AngloGold Ashanti at the time of preparing the Technical Report
Summary. Mr. Gavin Harris is the Qualified Person for the Sukari underground Mineral Reserve and Mr. Andrew Murray is the Qualified Person for the Sukari
open pit Mineral Reserve. Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” for more information on the Qualified Persons.
5.In 2024, a metallurgical recovery factor of 88.40% was applied to the open pit, stockpile and underground.
6.In 2024, a cut-off grade of 0.44g/t was applied to the open pit and stockpile, and a cut-off grade of 2.34g/t was applied to the underground.
Year-on-year changes in Mineral Reserve - Moz

at 31 December 2024	Sukari
Category	Proven	Probable	Total
Previous Year	—	—	—
Acquisition / Disposal	2.20	0.69	2.89
Depletion	(0.41)	(0.07)	(0.48)

at 31 December 2024	Sukari
Category	Proven	Probable	Total
Exploration and Methodology	0.07	(0.12)	(0.05)
Economic Assumptions	0.05	0.03	—
Other	(0.04)	(0.01)	(0.05)
Current Year	1.88	0.53	2.41
Net Difference	1.88	0.53	2.41
% Difference	100	100	100
Notes:
All figures are expressed on an attributable basis unless otherwise indicated.
AngloGold Ashanti acquired the Sukari operation on 22 November 2024 as part of the Centamin acquisition. AngloGold Ashanti is reporting Mineral Reserve for
Sukari for the first time.
Since its acquisition in November 2024, the decrease in Mineral Reserve was mainly due to depletion, methodology and metallurgical updates, which was partially offset by improved costs and operational changes. A Mineral Reserve price of $1,450/
oz is used.
Estimation
The Mineral Reserve estimation process at Sukari incorporates key mining, processing, and economic parameters. The process involves detailed design and scheduling by mine planning engineers, supported by geotechnical, metallurgical, and cost analysis.
Various software tools are used to optimise designs and schedules.
For the open pit Mineral Reserve, estimation is based on a cut-off grade that accounts for projected mining, processing, and administrative costs, as well as the gold price assumption and metallurgical recovery factor indicated in the above table. The estimation also incorporates:
•Mining dilution and recovery factors;
•Blocks regularised to an SMU of 20m x 25m x 10m; and
•Geotechnical parameters, pit slope angles, and haulage costs to optimise pit designs and ensure economic viability.
Only Measured and Indicated Mineral Resource within the optimised pit shell are classified as Mineral Reserve. Inferred Mineral
Resource is excluded from the Mineral Reserve estimation.
For the underground Mineral Reserve, a Deswik Stope Optimiser™ is used to generate initial stope designs, which are then manually refined. Stopes are generated at sectional intervals of 10m to 20m based on:
•Geotechnical parameters, including rock mass characteristics and numerical modelling;
•Minimum mining widths suitable for the LHOS method;
•A cut-off grade that factors in mining and processing costs, backfill type, and haulage distance; and
•The gold price assumption and metallurgical recovery factor indicated in the above table.
The LOM plan integrates fleet capacity, infrastructure needs, and scheduling constraints. Mineral Reserve estimates are reported only for Measured and Indicated Mineral Resource and are designed to ensure that all included blocks are economically mineable under the proposed conditions.
Map showing Sukari planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining licence area for Sukari, including the Nugrus Block. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

towards Marsa Alam
Insert: Total Mining Lease area
0
1
2 Km
Licences
Mining
Exploration - Nugrus Block
N
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Waste Dumps
Process Water Dam
Solar Farm
Underground access
Targets
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
Sukari_North
Arc
V_Shear North
V_Shear South
V_Shear East
Wadi Alam
towards route 65
Quartz Ridge
Sami South
Kurdeman
0 1 2 4 Km
Plant centroid co-ordinates
24°57'34"N, 34°42'42"E

CÔTE D’IVOIRE
DOROPO
Property description
Doropo is a development stage property owned by AngloGold Ashanti. Upon issuance of an exploitation permit, the government of Côte d'Ivoire is entitled to a free-carried interest in the Doropo project. Consequently, the Mineral Resource for the Doropo project is limited to the Mineral Resource expected to be attributable to AngloGold Ashanti (90 percent).
The project’s planned open pit mining operation will consist of a cluster of pits in the main project development area, supplemented by regional satellite pits.
Location
Doropo is located in north-eastern Côte d’Ivoire, within the Bounkani region, in the Zanzan district, approximately 480 km north of
Abidjan and 50 km north of Bouna.
Mineralisation style
The Doropo permits lie within the tonalite-trondhjemite-granodiorite domain, which is bounded to the east by the Boromo-Batie greenstone belt in Burkina Faso and bounded to the west by the Tehini greenstone belt. At the project scale, the geology consists of granite-gneiss terrain, predominantly granodioritic granite, intruded by a series of pegmatitic veins and quartz veins ranging from decimetres to several hundreds of metres in scale. Some of these veins host gold mineralisation, primarily as native gold, creating dispersed gold anomalies in surface geochemistry. While these veins have been a source of gold for artisanal miners, they are largely uneconomic at an industrial scale.
The Doropo gold deposits are hosted within a medium to coarse-grained granite-granodiorite complex, locally intruded by gabbro-dolerite dykes and pegmatite veins. In addition, biotite-rich and aplitic dykes occur, particularly at the Enioda deposit, which also contains some amphibolite layers. Recognisable outcrops are rare and generally confined to erosional valleys, while interfluvial ridge lines are covered by laterite cuirasse. Drainage lines are filled with lateritic soils and transported sediments
(alluvium and colluvium).
Economically viable mineralisation is associated with  intensely silica-sericite-altered shear zones, typically 5m to 10m wide, but locally expanding from 20m to 25m wide. Outside of these zones, the granodiorite remains undeformed.

The alteration sequence at Doropo progresses from epidote-chlorite (distal) to silica flooding with pyrite and gold (proximal), passing through intermediate stages of chlorite-magnetite, hematite-silica, silica-sericite-leucoxene.
Legal aspects and tenure
Mineral rights in Côte d’Ivoire are generally governed by the 2014 Mining Code of Côte d’Ivoire, which establishes rules for exploration, development and production, and the 2023 UEMOA Mining Code. Under the 2014 Mining Code, an exploration permit is valid for four years and may be renewed twice for a period of three years at each renewal. An exceptional renewal of up to two years may be granted, if such renewal is justified by progressing the relevant project to a feasibility study or definitive feasibility study. The holder of an exploration permit may apply for an exploitation permit, which is granted for the duration of the life of the mine, and subject to a maximum term of 20 years. The exploitation permit may then be renewed for consecutive ten-
year terms.
The Doropo project is contained within six exploration permits (Kalamon, Varale, Danoa, Tehini 1, Tehini 2, and Tehini 3) which were granted to Ampella Mining Côte d’Ivoire S.A.R.L. and Ampella Mining Exploration in Côte d’Ivoire S.A.R.L., both of which are wholly-owned Ivorian subsidiaries of AngloGold Ashanti. The total permit area covers approximately 1,461 km2. Five of these permits are partially covered by the consolidated exploitation permit application, which was submitted to the Ministry of Mines in
August 2024 and is currently undergoing the review and validation process by the relevant Ivorian mining authorities. The Tehini
3 permit does not form part of the consolidated exploitation permit application and is valid until May 2025. A further three-year renewal request has been submitted and is contingent on approval from the Ivorian mining authorities.
Processing plants and other available facilities
Doropo is in the development phase and is not yet an operating entity of AngloGold Ashanti. Currently, there are no processing plants, facilities or infrastructure in the project development area.
Project development activities are predominantly out of the Danoa exploration camp, which is located east of the project development area. The Danoa exploration camp comprises core and sample storage areas, core sheds, core processing facilities, a preparation laboratory and canteen, accommodation and office facilities. Administrative support is provided from
AngloGold Ashanti’s Abidjan office.
Mineral processing
The process plant design is configured for a traditional whole-of-ore leach process at a rate of 4Mtpa of fresh ore. A primary jaw crusher will crush and size the material, which is then stored in a 24-hour stockpile facility. Ore will be fed to a semi-autogenous, ball mill and secondary crushing circuit, which includes a gold gravity circuit. The 75μm product from the cyclone overflow will be leached in a CIL circuit, followed by Zadra elution, electrowinning and smelting to a doré bar for export.
ABC
Property description
Archean-Birimian Contact (“ABC”) is a wholly-owned exploration stage property of AngloGold Ashanti. ABC consists of gold exploration activities along the under-explored ABC zone.
Location
ABC is located in northwestern Côte d’Ivoire, within the Kabadougou region in the Denguélé district, approximately 550 km northwest of Abidjan.
Mineralisation style
The mineralisation at Kona is hosted within the Sassandra Shear Zone, a major north-south regional structure on the Leo Shield, located along the Birimian-Archean contact. At the project scale, the geology comprises a Birimian-Amphibolite facies metasedimentary package, including psammite, calcsilicate units, and paragneiss. The mineralisation is spatially linked to the
Lolosso structure, a prominent north-south trending feature interpreted as a splay of the transcurrent Sassandra Fault. This structure hosts a narrow keel of Birimian volcano-sediments, enclosed within Archean granitic and gneissic sheets, forming the primary mineralisation host.
Gold mineralisation is characterised by tabular zones that strike north-south and dip steeply (approximately 70°) to the west. The primary host lithology is a feldspathic psammite unit, which lies at the contact with a calcsilicate unit, facilitating strain partitioning. The psammite, with an average true thickness of 100m in Kona South and 200m in Kona Central, consists of fine to medium-grained, well-sorted sediments of feldspathic to arkosic composition, deposited in a shallow marine shelf paleoenvironment. Mineralisation lacks quartz veining, with gold spatially associated with two to five percent arsenopyrite disseminations but occurring as fine free particles (<10µm). Bands of arsenopyrite with diffuse boundaries correlate with higher gold grades, while silica alteration is observed locally.
In Kona South, mineralisation is confined within the psammite unit, which is sandwiched between calcsilicate (hanging wall) and paragneiss (footwall) within a tightly folded and interlayered lithostratigraphy.
Kona Central (3.7 km to the north of Kona South) features a wider psammite unit (up to 200m true thickness), with mineralisation occurring in similar stratigraphy but at lower average grades. The calcsilicate lithology is less prominent, likely due to limited drilling to the west. The mineralisation extends over a 1.6 km strike length and remains open along strike and at depth.

The Kona mineralisation style is defined by simple lithostratigraphy, high continuity in the mineralised position, lack of shear-
related veining, and pervasive silica alteration. The progressive partial melting in the footwall migmatite and the presence of arsenopyrite disseminations serve as key markers of the deposit. This distinctive style of mineralisation underpins the geological model and guides exploration strategies for Mineral Resource expansion.
Legal aspects and tenure
Mineral rights in Côte d’Ivoire are generally governed by the 2014 Mining Code of Côte d’Ivoire, which establishes rules for exploration, development and production, and the 2023 UEMOA Mining Code. Under the 2014 Mining Code, an exploration permit is valid for four years and may be renewed twice for a period of three years at each renewal. An exceptional renewal of up to two years may be granted, if such renewal is justified by progressing the relevant project to a feasibility study or definitive feasibility study. The holder of an exploration permit may apply for an exploitation permit, which is granted for the duration of the life of the mine, and subject to a maximum term of 20 years. The exploitation permit may then be renewed for consecutive ten-
year terms.
ABC is contained within three exploration permits (Farako-Nafana, Kona and Windou) that were granted to Centamin Côte
d’Ivoire S.A.R.L., a wholly-owned Ivorian subsidiary of AngloGold Ashanti. The total permit area covers approximately 1,042 km2.
Mineral Resource is located at Kona Central and Kona South within the Kona exploration permit.
Processing plants and other available facilities
ABC is in the exploration phase and is not yet an operating entity of AngloGold Ashanti. Currently, there are no processing plants, facilities or infrastructure in the project development area.
Exploration activities are managed primarily from the Kona village exploration camp, centrally located within the Kona Permit.
Additional satellite camps support exploration at Farako-Nafana (north) and Windou (south). The Kona exploration camp includes core and sample storage areas, core sheds, core processing facilities, and canteen, accommodation and office facilities.
Administrative support is provided from AngloGold Ashanti’s Abidjan office.
Mineral processing
ABC is an exploration stage property, with no established mineral processing facilities. However, a conventional CIL process is considered as a treatment option.
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
Location
Cerro Vanguardia is located in the Province of Santa Cruz, southern Patagonia, Argentina, approximately 110 km north-
northwest of the coastal town of Puerto San Julián. Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia
(380 km) or Rio Gallegos (510 km) and then by road to the mine site.
Mineralisation style
Cerro Vanguardia is in the core of the 60,000 km2 Deseado Massif, one of the most extensive volcanic complexes in southern
Patagonia. The Deseado Massif is deposited over Paleozoic low-grade metamorphic basement rocks. The mineralisation is concentrated in steeply-dipping quartz veins that cut the flat-lying ignimbrites and volcanoclastic rocks. The Cerro Vanguardia district contains more than 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240 km, of which 55 veins are currently known to contain economic gold and silver mineralisation. The veins at Cerro
Vanguardia consist mainly of quartz and adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—
Argentina—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
Infrastructure for Cerro Vanguardia is mostly located on-site. It includes a camp site with a capacity of 1,300 people, a Merrill
Crowe plant, heap leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators, fed by a 40 km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area.
Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple waste dumps. The TSF is located in and is contained by a natural depression.
Mineral processing
The metallurgical plant has a daily capacity estimated at 3,500tpd (1.2Mtpa), with gold and silver grade of around 3.50g/t and
100g/t, respectively. The plant comprises the following stages: crushing, milling, conventional leaching in tanks, counter current decant system in thickeners (“CCD circuit”), a CIL process, acid wash, elution, conventional Merrill Crowe process to recover gold and silver with metallic zinc, and a cyanide recovery plant (“Cyanisorb”). The tailings go directly to a conventional TSF, with a reclaim water system for the plant.
In addition to the processing plant there is a heap leach pad, with an annual capacity of 2Mtpa, and gold and silver grades of around 0.6g/t and 20g/t, respectively. The pregnant solution from this process goes directly to the CCD circuit in the process plant and to the Merrill Crowe process for gold and silver recovery.
BRAZIL
AngloGold Ashanti’s operations in Brazil comprise AGA Mineração in the Quadrilátero Ferrífero (Iron Quadrangle), Minas Gerais state and Serra Grande in the Goiás state. AGA Mineração consists of several operations, namely Cuiabá, Lamego, and CdS.
Ore from the Cuiabá and Lamego underground mines is processed at the Cuiabá gold plant. The concentrate produced is transported by aerial ropeway to the Queiroz plant for processing and refining. The Queiroz hydrometallurgical plant also produces sulphuric acid as a by-product. Tailings deposition at the Calcinados TSF, as well as processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex (composed of the Cuiabá and Lamego mines), which had been suspended, resumed in September 2024. Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling
AngloGold Ashanti to Mine—Americas—Brazil—Environmental laws relating to mining”.
CdS consists of open pit and underground mines. The oxide ore mined is treated by heap leach and a pressure leaching plant treats sulphide ore. The distance from the main underground mine to the metallurgical plant is around 15 km. The property was placed on care and maintenance in August 2023.
Serra Grande comprises three mechanised underground mines, Mina III, Mina Nova and Mina Palmeiras, and an open pit as well as a dedicated metallurgical plant.
AGA MINERAÇÃO
AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS. The AGA Mineração mining complex is located in southeastern Brazil in the state of Minas Gerais. Operations are 30 km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and approximately 100 km in the case of CdS.
AGA MINERAÇÃO - CÓRREGO DO SÍTIO
Property description
CdS is wholly-owned by AngloGold Ashanti. It began operations in 1989 and consists of multiple open pit (conventional bench mining) and underground mines (mainly using sub-level stoping). The property was placed on care and maintenance in August
2023.
Location
The CdS complex is located in the municipalities of Santa Bárbara and Barão de Cocais, that are located 100 km east of the city of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil. These operations are included in an important mining district referred to as the Iron Quadrangle, the second biggest Brazilian area for the production of iron, gold and manganese.
Mineralisation style
The CdS gold deposit is located in the eastern part of the lower to middle greenschist facies of the Rio das Velhas Archaean, in the Iron Quadrangle region, on the southern margin of the São Francisco Craton in Brazil. CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagreywackes in an approximately 30 km northeast-southwest striking shear zone. Hydrothermal alteration phases associated with the mineralisation are dominated by sericite and carbonate.

The CdS I, II and III, gold deposits and associated targets are located in a gold trend that extends for approximately 14 km in a north-easterly direction, from Grota Funda (CdS I) in the south to Anomalia (CdS III) in the north, which developed in a compressional tectonic regime. Gold is associated with quartz and fine grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend and the Cristina Trend hosted in metasedimentary rocks, and the Donana Trend hosted in BIF.
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
Location
Cuiabá is located 30 km to the east of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil.
Mineralisation style
The Cuiabá mine is located in the Iron Quadrangle, a geotectonic unit on the southern edge of the São Francisco Craton. This area comprises Archaean and Proterozoic terrains and is bordered by Neoproterozoic mobile belts. Regionally, the Cuiabá mine is in the eastern extension of the Serra do Curral inverted homocline, on the northeastern edge of the Iron Quadrangle. The mine’s lithostratigraphy consists of an intermediate metavolcanic sedimentary sequence of the greenstone belt type hosted in the
Nova Lima Group at the bottom of the Rio das Velhas Supergroup.
Gold mineralisation is associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and fluid flow are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Within the BIF, mineralisation appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures. Mineralisation is hosted in the limbs of a fold system.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—
AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
The metallurgical plants (Cuiabá gold plant and Queiroz plant) are connected by an aerial ropeway. Power to the Cuiabá mine and the Cuiabá gold plant is provided by a 230kV transmission line from the grid. Power to the Queiroz plant is supplied by
Cemig, a state-owned company, as well as by a set of small hydropower plants (Rio de Peixe hydroelectric complex). The Rio de
Peixe hydroelectric complex, which is directly connected to the Queiroz plant, consists of a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelão and Codorna) and is currently on care and maintenance. The Cuiabá

mine has a shaft system (846m deep) for production and personnel transport, the current nominal airflow capacity for which is
955m3/s, of which 240m3/s are refrigerated. Tailings deposition is at one of four sites located at Cuiabá, Calcinados, Rapaunha and Cocuruto. Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—
Americas—Brazil” for further information on, and current operating status of, the Company’s TSFs in Brazil.
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
Location
Lamego is located 30 km to the east of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil.
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
Gold mineralisation is characterised by two horizons of chemical sedimentary rocks: BIF and metachert, both intersected by shear zones with abundant quartz veinlets. In the BIF, gold is associated with sulphides, while in the metachert it is associated with quartz veins. Gold occurs either as native gold or in sulphides. Lamego shares a similar rock assemblage with the Cuiabá
mine, but exhibits higher structural complexity. The mineralised BIF is more structurally deformed and contains more silica compared to the Cuiabá mine, which has undergone less reaction with hydrothermal fluids.
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
The metallurgical plants (Cuiabá gold plant and Queiroz plant) are connected by an aerial ropeway. Power to the Lamego mine is provided by two 13.8kV powerlines from Cemig, a state-owned company. Power to the Queiroz plant is supplied by Cemig as well as by a set of small hydropower plants (Rio de Peixe hydroelectric complex). The Rio de Peixe hydroelectric complex, which is directly connected to the Queiroz plant, consists of a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelão and Codorna) and is currently on care and maintenance. Tailings deposition is at one of four sites located at Cuiabá, Calcinados, Rapaunha and Cocuruto. Refer to “Item 4B: Business Overview—The Regulatory Environment
Enabling AngloGold Ashanti to Mine—Americas—Brazil” for further information on, and current operating status of, the
Company’s TSFs in Brazil.
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
SERRA GRANDE
Property description
Mineração Serra Grande S.A. (“MSG” or “Serra Grande”) is wholly-owned and operated by AngloGold Ashanti and is located in the northwest of the state of Goiás, in central Brazil. It operates three underground mines (using sub-level stoping (bottom-up and top-down) and room-and-pillar mining methods) and one open pit mine. The property is currently in a production stage.
Location
Serra Grande is located in the state of Goiás, 5 km south of the town of Crixás, 420 km from the Brazilian capital, Brasília and approximately 350 km from the state capital of Goiás, Goiânia. The employment of approximately 1,000 people in this largely rural area makes mining the principal economic activity in the region.
Mineralisation style
The Serra Grande gold deposit is an orogenic mesothermal deposit, associated with the development of shear zones within the
Upper Archaean Crixás Group. Gold mineralisation is associated with metasediments and metavolcanics from the Ribeirão das
Antas and Rio Vermelho Formations respectively. It is linked to quartz veins and massive to disseminated sulphides in metasedimentary, metavolcanoclastic and metabasalt rocks, with varying degrees of hydrothermal alteration developed over orogenic stacked thrust layers (duplexes).
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
Processing plants and other available facilities
Serra Grande operates a single TSF, to support the LOM production. The water used in metallurgical processing comes from the underground mines. The state road GO-337 passes close to the operation providing access for logistics. The power for the mine is supplied by a 69kV power line by Equatorial Energia S.A., a private Goiás-state energy company. Refer to “Item 4B: Business
Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil” for further information on, and current operating status of, the Company’s TSFs in Brazil, including the Serra Grande tailings dam.
Mineral processing
The metallurgical plant has the capacity to process 1.35Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit, which has a capacity of 4,100tpd. There are two mills in operation, and 20 leach tanks with a capacity of
4,800m3 divided between pre-liming and cyanidation stages. Approximately 45 percent of gold is captured in the parallel gravity circuit. The tailings are filtered and stacked in piles. The rest of the gold is recovered by the CIL process to form the doré that is sent to Nova Lima for refining. The total gold recovery is approximately 95 percent.
AUSTRALIA
AngloGold Ashanti operates two mines and has one project in Western Australia.
Sunrise Dam, wholly-owned by AngloGold Ashanti, is located 205km north-northeast of Kalgoorlie and 55km south of Laverton.
Tropicana is a joint operation between AngloGold Ashanti (70 percent and the operator), and AFB Resources Pty Limited (30 percent), a subsidiary of Regis Resources Limited. Tropicana is located 200km east of Laverton and 330km east-northeast of
Kalgoorlie.
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
Location
Sunrise Dam is approximately 205km north-northeast of Kalgoorlie and 55km south of Laverton in the state of Western Australia.

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
Location
The Butcher Well project is located in the Laverton district in the state of Western Australia, 20km southwest of AngloGold
Ashanti’s Sunrise Dam mine and 180km northeast of Kalgoorlie. Butcher Well is considered as a potential satellite operation to
Sunrise Dam.
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
Location
Tropicana is located 330 km northeast of Kalgoorlie and 200 km east of Laverton in the state of Western Australia.
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
Processing plants and other available facilities
All surface infrastructure facilities are in place and operational. The underground infrastructure caters for all ventilation and dewatering needs with provisions made in the budget for extensions and upgrades. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Until recently, power supplied to the mine was exclusively through on-site gas and diesel power stations, and natural gas is supplied via an APA Operations (Pty) Limited pipeline. In June 2023, the Company entered into an agreement with an independent power producer to construct, operate and integrate 61MW of clean energy, consisting of solar, wind and battery, into its existing 54MW gas- and diesel-fired power system.
The solar component of the new facility consists of 42,120 panels with 24MW of generation capacity, underpinned by a 13MW battery storage system. The four, 6MW wind turbines are 130m in height with rotor diameter of 165m, the blade tip at its highest point would reach about 213m. The system reached full commercial operation in February 2025.
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
The power provider, Kalgoorlie Power Systems, has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.6MW.
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
COLOMBIA
AngloGold Ashanti Colombia has two greenfields projects: La Colosa and Quebradona.
The La Colosa project is wholly-owned and managed by AngloGold Ashanti. It is located in the Department of Tolima, 150 km west of Bogotá, and 30 km west of the major town of Ibagué.
The Quebradona project is wholly-owned and managed by AngloGold Ashanti and comprises the Nuevo Chaquiro deposit, a significant copper-gold porphyry. The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 90 km southwest of Medellín.

LA COLOSA
Property description
La Colosa is wholly-owned and managed by AngloGold Ashanti. La Colosa is an exploration stage project with no Mineral
Reserve declared. However, open pit mining (with potentially some underground mining) is the preferred mining method.
The La Colosa project is currently at an early project stage and a number of possible technical options have been identified, all of which are capital intensive. It was placed in force majeure in 2017 through October 2024.  For further information on the force majeure condition and the status of the project, refer to “Item 4B: Business Overview—The Regulatory Environment Enabling
AngloGold Ashanti to Mine—Americas—Colombia—AngloGold Ashanti’s rights and permits”. In addition, the delineation of the
Los Nevados Páramo by Resolution 1987/2016 in November 2016 is considered a risk or uncertainty to the Mineral Resource estimate, and Resolution 1987/2016 is currently being contested before the Colombian courts. This puts potentially approximately 13.99Moz (50 percent) of the Mineral Resource at risk. Refer to “Item 8A: Legal Proceedings—Colombia”.
Location
The project is located in the Department of Tolima, 150 km west of Bogotá, and 30 km west of the major town of Ibagué, which is the capital of the Tolima Department. Ibagué is the location of local government entities monitoring the project.
Mineralisation style
La Colosa is a large porphyry gold deposit located on the eastern flank of the Central Cordillera of Colombia. Mineralisation is
exposed on the surface. The La Colosa site contains an intrusive complex with two magmatic centers known as the La Colosa and San Antonio porphyry stocks, hosted by schistose country rocks. The complex is present over a map area of 3.5 km2 and includes a series of porphyry intrusions with compositions ranging from diorite to tonalite. The predominant type of hydrothermal alteration in the early porphyries is moderately intense potassic alteration. Pyrite is the most abundant sulphide, followed by pyrrhotite, which is commonly found close to the contacts with the country rocks. Gold mineralisation at La Colosa occurs predominantly as native gold and electrum. Sub-microscopic gold has been observed in sulphides (pyrite, due to its abundance)
and iron oxide (magnetite-hematite).
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
Location
The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 90 km southwest
(104 km commute via the national highway) of Medellín, the capital of the Antioquia Department.
Mineralisation style
Five main targets have been identified in the exploration work, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela, and La Sola.
Nuevo Chaquiro is the most advanced and the sole mineral deposit considered in the feasibility study and licensing process.
Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of three known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75 km of drilling.
Quebradona will be a copper mine with gold and silver as by-products.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—
Colombia—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
The Quebradona project site is close to an existing national highway, as well as state and rural roads, and high or medium voltage power infrastructure. The planned underground infrastructure consists of twin adits to access the orebody and number of internal vertical ore passes that gravity feeds ore from the upper production levels to the main ore transfer level. The material will be transferred to a centralised (underground) crusher by load and haul dump vehicles.
Crushed material will then be transferred downhill to surface via a 6 km conveyor, through a dedicated adit to a single coarse ore stockpile. Processing and filtered tailings storage activities will be carried out on surface, and final copper concentrate will be loaded in containers and trucked to an existing main port.
Mineral processing
Feasibility study test work confirmed that the ore will be treated by a typical porphyry copper flotation circuit producing copper and gold concentrate from the processing of approximately 6.2Mtpa of underground ore over a 23-year operating period. Ore extracted from the sub-level cave is crushed underground where tramp metal is removed before loading onto the underground conveyor system for delivery to the surface processing coarse ore stockpile with a 24-hour live capacity (approximately 21,300t).
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
UNITED STATES OF AMERICA (NEVADA)
All projects in the Beatty district in southern Nevada are wholly-owned by AngloGold Ashanti. The North Bullfrog project is a development stage property and the Expanded Silicon, Mother Lode and Sterling projects are exploration stage properties. The
North Bullfrog project and Mother Lode were acquired through the acquisition of Corvus Gold Inc. (“Corvus Gold”)  in January
2022. Sterling, which includes the Crown Block deposits of SNA, Secret Pass and Daisy, was acquired through the acquisition of
Coeur Sterling, Inc. (“Coeur Sterling”) in November 2022.
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
The North Bullfrog project is the most advanced of AngloGold Ashanti’s projects within the Beatty district. AngloGold Ashanti’s board approved the feasibility study for the North Bullfrog project in the fourth quarter of 2023 and a Mineral Reserve at North
Bullfrog was declared for the first time in 2023.
A first-time Mineral Resource for the Silicon open pit at the Expanded Silicon project was declared in 2021. The Expanded
Silicon project completed an initial assessment incorporating the Silicon and Merlin deposits during the fourth quarter of 2023 and a Mineral Resource was declared for the Merlin deposit in the Expanded Silicon project for the first time in 2023.
NORTH BULLFROG
Property description
The North Bullfrog project is a development stage property wholly-owned and managed by AngloGold Ashanti. AngloGold
Ashanti acquired North Bullfrog as part of the Corvus Gold acquisition in January 2022. The proposed mining method is conventional open pit mining. A Mineral Reserve at North Bullfrog was declared for the first time in 2023.
Location
The North Bullfrog project is located approximately 14 km northwest of the town of Beatty in Nye County, Nevada, USA. The project is within the Bullfrog Hills sub-district, of the Bullfrog Hills-Bare Mountains District. The Bullfrog Hills-Bare Mountains
District is an historic mining centre that produced approximately 3Moz of gold and 4Moz of silver, primarily from the Barrick-
owned Bullfrog pit.
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
The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.
Mineral processing
Processing will include heap leaching of lower grade oxide ores that have demonstrated amenability to this process during metallurgical characterisation programmes. Higher grade material containing some coarse gold will be processed in a mill. The leached tails from the mill will be filtered and combined with heap leach material delivered from the mine. The processing infrastructure will include a heap leach pad, an oxide mill, and a combined facility for collecting gold on carbon and producing gold/silver doré in an on-site refinery. The leach pad will be built in two phases and will include ponds to collect gold and silver bearing solution and run-off from the heap leach pad. The mill will include a three-stage crushing circuit, ball mill, gravity concentrators with intensive leach, agitated leach tanks, and horizontal vacuum belt filters for dewatering the leached tails.
EXPANDED SILICON
Property description
The Expanded Silicon project is an exploration stage property wholly-owned and managed by AngloGold Ashanti. Mineral
Resource conversion drilling was a focus during 2024, which supported an updated initial assessment incorporating the Silicon and Merlin deposits. The successful completion of the project concept study in 2023 allowed the project to proceed to the next stage gate of the pre-feasibility study. The nature of the Expanded Silicon project mineralisation lends itself to conventional large scale open pit mining. No Mineral Reserve has been declared at the Expanded Silicon project.
Location
The Expanded Silicon project is located approximately 12 km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains District.
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
Processing plants and other available facilities
The Expanded Silicon project area currently has minimal infrastructure on site, as it is an exploration area. However, the project area is amenable to establishing infrastructure such as site access and facilities for processing and mining activities. Current access roads are unsealed and will require upgrading prior to commencing the project. Water requirements will be drawn from the Amargosa Valley water basin and local dewatering wells, subject to permitting. Power is expected to be provided by a new transmission line interconnected at Valley Electric Association’s Beatty substation. The scope of the Expanded Silicon project is similar to several large mining operations currently in production, and existing suppliers are well established in Nevada to support mining and processing operations. The transport infrastructure in Nevada is very well established and maintained. The town of
Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation. Average number of employees is estimated at 708 personnel for the mining operation.

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
Location
The Mother Lode project is located approximately 10 km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains District.
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
Location
The Sterling property is situated in southern Nye County, Nevada, near the town of Beatty, about 185 km northwest of Las
Vegas. The project is within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains District. The Secret Pass, SNA
and Daisy deposits of the Crown Block in the Sterling project are located 6 km east of the town of Beatty. The remaining deposits of the Sterling project are located 14 km southeast of the town of Beatty.
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
Processing plants and other available facilities
Sterling is accessible by road from Las Vegas, a distance of 185 km via U.S. Highway 95. A good secondary, 13 km long gravel road turns off the north side of the highway at mile 45.9, 24 km southeast of the town of Beatty. Las Vegas is the nearest major airport. The Sterling mine site contains office, maintenance and storage facilities to support care and maintenance activities.
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
Price assumptions
The Mineral Resource and Mineral Reserve are based on the use of economic assumptions which provide a reasonable basis for establishing the prospects of economic extraction for the Mineral Resource, and for establishing the expected price for the
Mineral Reserve to be economically viable. These economic assumptions are based on the Company’s assessment of multiple factors, which include long-range commodity price trends, consensus exchange rate and price forecasts, historical price averages, impacts on inflation and the resulting high-interest rate environment. AngloGold Ashanti selects a Mineral Reserve price to fit into its strategy of including a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.
Key Mineral Resource and Mineral Reserve assumptions
The following prices and exchange rates were used as the basis for estimation, unless otherwise stated:

	At December 31,
	2024	2023
Mineral Resource gold price (US$/oz)	1,900	1,750
Mineral Resource copper price (US$/lb) (1)	3.50	3.50
Mineral Resource silver price (US$/oz)	23.00	21.64
Mineral Resource molybdenum price (US$/lb)	12.00	12.00
Mineral Reserve gold price (US$/oz)	1,600	1,400
Mineral Reserve copper price (US$/lb) (1)	2.90	2.90
Mineral Reserve silver price (US$/oz)	19.50	19.58
Exchange Rate Mineral Resource – Australia (AUD / US$)	0.67	0.72
Exchange Rate Mineral Resource – Brazil (US$ / BRL)	5.20	5.32
Exchange Rate Mineral Resource – Argentina (US$ / ARS)	1,185	350
Exchange Rate Mineral Resource – Colombia (US$ / COP)	3,558	3,558
Exchange Rate Mineral Reserve – Australia (AUD / US$)	0.67	0.72
Exchange Rate Mineral Reserve – Brazil (US$ / BRL)	5.20	5.53
Exchange Rate Mineral Reserve – Argentina (US$ / ARS)	1,185	350
Exchange Rate Mineral Reserve – Colombia (US$ / COP)	3,208	3,208
Notes:
2024 prices and exchange rates consider ten-year historical averages, forward-looking market consensus, and management estimates in the establishment of the metal price and foreign exchange assumptions
(1)Only applicable to the Quebradona project
The Mineral Resource, as reported, is exclusive of the Mineral Reserve component before dilution and other factors are applied.
Mineral Resource and Mineral Reserve estimates are reported at 31 December 2024 and are net of depletion.
MINERAL RESOURCE
Gold
The AngloGold Ashanti gold Measured and Indicated Mineral Resource increased from 59.9Moz at 31 December 2023 to
67.1Moz at 31 December 2024. Additions included the acquisition of Centamin assets (Sukari and Doropo) of 2.8Moz, exploration and modelling changes of 2.6Moz, changes in economic assumptions of 1.6Moz and other changes of 0.2Moz. As a result, the net year-on-year gold Measured and Indicated Mineral Resource addition was 7.2Moz.
The AngloGold Ashanti gold Inferred Mineral Resource increased from 46.4Moz at 31 December 2023 to 55.0Moz at 31
December 2024. Additions included the acquisition of Centamin assets (Sukari, Doropo and ABC) of 3.0Moz, exploration and modelling changes of 3.6Moz and changes in economic assumptions of 2.1Moz. The additions were partially offset by reductions which included other factors of 0.1Moz. As a result, the net year-on-year gold Inferred Mineral Resource addition was 8.6Moz.

The gold Mineral Resource at 31 December 2024 was estimated using a gold price of $1,900/oz, unless otherwise stated (2023:
$1,750/oz). Refer to the gold Mineral Resource table below, prepared in accordance with Table 1 (Summary Mineral Resource)
to Paragraph (b) of Item 1303 of Regulation S-K.
Copper
The AngloGold Ashanti copper Mineral Resource remained unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral
Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource at 31 December 2024 as compared to 31 December 2023, as a feasibility study optimisation is still ongoing and no additional exploration has been completed at Quebradona.
The copper Mineral Resource at 31 December 2024 was estimated using a copper price of $3.50/lb (2023: $3.50/lb). Refer to the copper Mineral Resource table below, prepared in accordance with Table 1 (Summary Mineral Resource) to Paragraph (b) of
Item 1303 of Regulation S-K.
MINERAL RESERVE
Gold
The AngloGold Ashanti gold Mineral Reserve increased from 28.1Moz at 31 December 2023 to 31.2Moz at 31 December 2024.
Additions included the acquisition of Centamin assets (Sukari and Doropo) of 4.1Moz, exploration and modelling changes of
2.4Moz and other changes of 0.8Moz.  The additions were partially offset by reductions which included depletion of 2.8Moz and changes in economic assumptions of 1.4Moz. As a result, the net year-on-year gold Mineral Reserve addition was 3.1Moz.
The gold Mineral Reserve at 31 December 2024 was estimated using a gold price of $1,600/oz, unless otherwise stated (2023:
$1,400/oz). Refer to the gold Mineral Reserve table below, prepared in accordance with Table 2 (Summary Mineral Reserve) to
Paragraph (b) of Item 1303 of Regulation S-K.
Copper
The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) at 31 December 2024 as compared to 31 December 2023, as a feasibility study optimisation is still ongoing and no additional exploration has been completed at
Quebradona.
The copper Mineral Reserve at 31 December 2024 was estimated using a copper price of $2.90/lb (2023: $2.90/lb). Refer to the copper Mineral Reserve table below, prepared in accordance with Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item
1303 of Regulation S-K.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for gold at the end of the fiscal year ended 31 December 2024, based on an estimated gold price of $1,900/oz, unless otherwise stated.

Mineral Resource (1)	At 31 December 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
Gold	Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	61.60	2.00	123.19	3.96	380.84	1.83	697.70	22.43	442.44	1.86	820.90	26.39	319.24	2.31	739.01	23.76
Democratic Republic of the Congo	6.16	2.94	18.12	0.58	27.83	2.71	75.34	2.42	33.99	2.75	93.46	3.00	12.44	2.32	28.80	0.93
Kibali (45%) (2)(4)(13)	6.16	2.94	18.12	0.58	27.83	2.71	75.34	2.42	33.99	2.75	93.46	3.00	12.44	2.32	28.80	0.93
Ghana	5.68	6.64	37.75	1.21	111.63	2.95	329.67	10.60	117.32	3.13	367.42	11.81	85.18	4.85	413.56	13.30
Iduapriem (13)	0.09	0.91	0.08	0.00	65.93	1.40	92.33	2.97	66.02	1.40	92.42	2.97	37.38	1.48	55.47	1.78
Obuasi (5)(13)	5.59	6.74	37.67	1.21	45.70	5.19	237.33	7.63	51.29	5.36	275.00	8.84	47.81	7.49	358.09	11.51
Guinea	—	—	—	—	139.75	1.09	152.42	4.90	139.75	1.09	152.42	4.90	94.07	1.21	113.88	3.66
Siguiri (85%) (2)(13)	—	—	—	—	139.75	1.09	152.42	4.90	139.75	1.09	152.42	4.90	94.07	1.21	113.88	3.66
Tanzania	10.28	2.58	26.58	0.85	49.84	1.84	91.86	2.95	60.12	1.97	118.45	3.81	48.80	2.21	107.84	3.47
Geita (6)(13)	10.28	2.58	26.58	0.85	49.84	1.84	91.86	2.95	60.12	1.97	118.45	3.81	48.80	2.21	107.84	3.47
Egypt	39.43	1.03	40.69	1.31	28.12	0.86	24.31	0.78	67.55	0.96	65.01	2.09	20.97	0.80	16.88	0.54
Sukari (50%) (2)(7)(8)(13)	39.43	1.03	40.69	1.31	28.12	0.86	24.31	0.78	67.55	0.96	65.01	2.09	20.97	0.80	16.88	0.54
Côte d’Ivoire	0.05	0.87	0.04	0.00	23.67	1.02	24.10	0.77	23.71	1.02	24.14	0.78	57.79	1.00	58.05	1.87
Doropo (90%) (2)(7)(12)(17)	0.05	0.87	0.04	0.00	23.67	1.02	24.10	0.77	23.71	1.02	24.14	0.78	6.63	1.23	8.16	0.26
ABC (7)(11)	—	—	—	—	—	—	—	—	—	—	—	—	51.16	0.98	49.89	1.60
Americas Region	16.51	3.70	61.11	1.96	35.16	3.09	108.61	3.49	51.68	3.28	169.72	5.46	49.99	3.92	195.83	6.30
Argentina	7.02	2.48	17.43	0.56	12.40	2.53	31.40	1.01	19.41	2.52	48.83	1.57	3.99	3.01	12.02	0.39
Cerro Vanguardia (92.5%) (2)(13)	7.02	2.48	17.43	0.56	12.40	2.53	31.40	1.01	19.41	2.52	48.83	1.57	3.99	3.01	12.02	0.39
Brazil	9.50	4.60	43.68	1.40	22.77	3.39	77.21	2.48	32.26	3.75	120.89	3.89	46.01	4.00	183.81	5.91
AGA Mineração - Córrego do Sítio (9)	3.03	3.31	10.04	0.32	7.80	3.16	24.66	0.79	10.83	3.20	34.70	1.12	20.45	3.94	80.56	2.59
AGA Mineração - Cuiabá (13)	2.57	7.87	20.22	0.65	4.13	5.20	21.51	0.69	6.70	6.23	41.73	1.34	10.47	5.19	54.33	1.75
AGA Mineração - Lamego (13)	1.05	3.32	3.49	0.11	2.93	2.47	7.23	0.23	3.98	2.69	10.71	0.34	2.14	2.36	5.05	0.16
Serra Grande (13)	2.84	3.49	9.94	0.32	7.91	3.01	23.81	0.77	10.75	3.14	33.75	1.08	12.95	3.39	43.88	1.41
Australia Region	42.12	1.65	69.37	2.23	35.10	1.91	66.95	2.15	77.21	1.77	136.32	4.38	47.40	2.21	104.66	3.37
Sunrise Dam (13)	31.29	1.75	54.75	1.76	25.79	1.87	48.17	1.55	57.09	1.80	102.92	3.31	27.66	2.04	56.46	1.82
Butcher Well (70%) (2)(11)	—	—	—	—	—	—	—	—	—	—	—	—	2.70	3.84	10.35	0.33
Tropicana (70%) (2)(13)	10.83	1.35	14.62	0.47	9.30	2.02	18.78	0.60	20.13	1.66	33.40	1.07	17.04	2.22	37.85	1.22
Projects	69.48	0.46	32.19	1.03	1,185.81	0.78	927.81	29.83	1,255.29	0.76	960.00	30.86	996.82	0.67	670.28	21.55
Colombia	45.15	0.37	16.93	0.54	982.40	0.79	776.20	24.96	1,027.55	0.77	793.13	25.50	523.83	0.43	225.50	7.25
La Colosa (10)(11)	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona (12)(14)	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	24.33	0.63	15.26	0.49	203.41	0.75	151.61	4.87	227.74	0.73	166.87	5.37	472.98	0.94	444.78	14.30
North Bullfrog (12)	—	—	—	—	45.94	0.28	12.70	0.41	45.94	0.28	12.70	0.41	38.58	0.24	9.31	0.30
Expanded Silicon (11)(16)	—	—	—	—	121.56	0.87	105.90	3.40	121.56	0.87	105.90	3.40	391.14	1.03	401.65	12.91
Mother Lode (11)(14)	24.33	0.63	15.26	0.49	35.91	0.92	33.01	1.06	60.24	0.80	48.28	1.55	9.86	0.55	5.39	0.17
Sterling (15)	—	—	—	—	—	—	—	—	—	—	—	—	33.41	0.85	28.43	0.91
AngloGold Ashanti Total	189.72	1.51	285.86	9.19	1,636.91	1.10	1,801.08	57.91	1,826.63	1.14	2,086.94	67.10	1,413.45	1.21	1,709.78	54.97

Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified
Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year (if applicable) is detailed for material properties in this annual report on Form 20-F. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4)Kibali is operated by Barrick Gold Corporation (“Barrick”).  AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. In 2024, a cut-off grade range from 0.61g/t to 0.96g/t (varying according to rock type) was applied to the open pit, a cut-off grade of 0.50g/t was applied to the stockpile, and a cut-off grade of 0.94g/t was applied to the underground. In 2024, a metallurgical recovery factor range from 75.5% to 91.0%  (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90.0% was applied to the underground.
(5)In 2024, for Obuasi, a cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade range from 2.75g/t to 3.79g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 88.0% was applied to the open pit and underground.
(6)In 2024, for Geita, a cut-off grade range from 0.50g/t to 1.40g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.72g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 91.70% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.
(7)Acquired by AngloGold Ashanti through its acquisition of Centamin plc in November 2024. Mineral Resource based on a gold price of $2,000/oz.
(8)In 2024, for Sukari, a cut-off grade of 0.30g/t was applied to the open pit, a cut-off grade of 0.40g/t was applied to the stockpile, and a cut-off grade of 1.00g/t was applied to the underground. In 2024, a metallurgical recovery factor of 88.40% was applied to the open pit, stockpile and underground.
(9)The Córrego do Sítio (“CdS”) operation was placed on care and maintenance in August 2023.
(10)Based on a gold price of $1,400/oz. The delineation of the Los Nevados Páramo by Resolution 1987/2016 in November 2016 is considered a risk or uncertainty to the Mineral Resource estimate, and
Resolution 1987/2016 is currently being contested before the Colombian courts. This puts potentially approximately 13.99Moz (50%) of the Mineral Resource at risk.
(11)Property currently in an exploration stage.
(12)Property currently in a development stage.
(13)Property currently in a production stage.
(14)Based on a gold price of $1,500/oz.
(15)Based on a gold price of $1,700/oz. The Sterling project includes the Sterling mine, a mining property currently on care and maintenance, and the Crown Block deposits of SNA, Secret Pass and Daisy and the tenements surrounding the properties which are all in exploration stage.
(16)The Expanded Silicon project includes the Silicon and Merlin deposits. The Mineral Resource Silicon deposit is based on a gold price of $1,750/oz.
(17)Upon issuance of an exploitation permit, the government of Côte d'Ivoire is entitled to a free-carried interest in the Doropo project. Consequently, the Mineral Resource for the Doropo project is limited to the
Mineral Resource expected to be attributable to AngloGold Ashanti (90%).
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for copper at the end of the fiscal year ended 31 December 2024, based on an estimated copper price of $3.50/lb.

Mineral Resource (1)	At 31 December 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
Copper	Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Projects	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Colombia	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Quebradona (3)	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231

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
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Property currently in a development stage.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for silver at the end of the fiscal year ended 31 December 2024, based on an estimated silver price of $23.00/oz, unless otherwise stated.

Mineral Resource (1)	At 31 December 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
Silver	Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Argentina	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Cerro Vanguardia (92.5%) (2)(6)	7.02	50.04	351.20	11.29	12.40	63.96	792.83	25.49	19.41	58.93	1,144.03	36.78	3.99	91.04	362.95	11.67
Projects	69.48	3.25	226.09	7.27	352.32	3.43	1,210.01	38.90	421.80	3.40	1,436.10	46.17	745.52	2.59	1,932.76	62.14
Colombia	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
Quebradona (5)(7)	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
United States of America	24.33	0.91	22.18	0.71	203.41	2.56	521.09	16.75	227.74	2.39	543.26	17.47	439.58	1.85	811.51	26.09
North Bullfrog (5)	—	—	—	—	45.94	0.28	13.03	0.42	45.94	0.28	13.03	0.42	38.58	0.32	12.46	0.40
Expanded Silicon (4)(8)	—	—	—	—	121.56	3.98	483.31	15.54	121.56	3.98	483.31	15.54	391.14	2.01	786.63	25.29
Mother Lode (4)(9)	24.33	0.91	22.18	0.71	35.91	0.69	24.75	0.80	60.24	0.78	46.93	1.51	9.86	1.26	12.42	0.40
AngloGold Ashanti Total	76.50	7.55	577.29	18.56	364.71	5.49	2,002.84	64.39	441.21	5.85	2,580.13	82.95	749.51	3.06	2,295.71	73.81
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations.To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold
Ashanti reports tonnage, grade and content for silver to two decimals.All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the silver by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted).
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4)Property currently in an exploration stage.
(5)Property currently in a development stage.
(6)Property currently in a production stage.
(7)Based on a silver price of $25.15/oz.
(8)The Expanded Silicon project includes the Silicon and Merlin deposits. The Mineral Resource Silicon deposit is based on a silver price of $26.25/oz.
(9)Based on a silver price of $18.75/oz.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for molybdenum at the end of the fiscal year ended 31 December 2024, based on an estimated molybdenum price of $12.00/lb.

Mineral Resource (1)	At 31 December 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
Molybdenum	Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum
	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million
Projects	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Colombia	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Quebradona (3)	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
AngloGold Ashanti Total	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold
Ashanti reports tonnage and content (kilotonnes) to two decimals and grade and content (pounds million) with no decimals for molybdenum. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the molybdenum by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for Quebradona is copper and a net smelter return (NSR) approach has been adopted.
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Property currently in a development stage.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for sulphur at the end of the fiscal year ended 31 December 2024.

Mineral Resource (1)	At 31 December 2024
	Measured				Indicated				Total Measured and Indicated				Inferred
Sulphur	Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101
Brazil	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101
AGA Mineração - Cuiabá (3)	2.57	6.2	0.16	353	4.13	3.3	0.14	298	6.70	4.4	0.30	651	10.47	4.0	0.42	923
AGA Mineração - Lamego (3)	1.05	4.0	0.04	92	2.93	2.7	0.08	177	3.98	3.1	0.12	269	2.14	3.8	0.08	179
AngloGold Ashanti Total	3.62	5.6	0.20	445	7.06	3.1	0.22	475	10.68	3.9	0.42	920	12.61	4.0	0.50	1,101
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold
Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the sulphur by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral which is gold.
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Property currently in a production stage. A sulphuric acid price of $168/t is used.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for gold at the end of the fiscal year ended 31 December 2024, based on an estimated gold price of $1,600/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2024
	Proven				Probable				Total Mineral Reserve
Gold	Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	92.34	1.80	166.04	5.34	242.00	2.22	536.54	17.25	334.34	2.10	702.58	22.59
Democratic Republic of the Congo	13.44	3.28	44.10	1.42	33.47	2.93	98.00	3.15	46.91	3.03	142.10	4.57
Kibali (45%) (1)(3)(8)	13.44	3.28	44.10	1.42	33.47	2.93	98.00	3.15	46.91	3.03	142.10	4.57
Ghana	7.35	5.75	42.28	1.36	53.99	4.14	223.47	7.18	61.34	4.33	265.75	8.54
Iduapriem (8)(11)	3.84	1.01	3.86	0.12	38.26	1.36	51.97	1.67	42.10	1.33	55.82	1.79
Obuasi (4)(8)	3.52	10.92	38.42	1.24	15.73	10.90	171.50	5.51	19.25	10.91	209.92	6.75
Guinea	4.74	0.71	3.38	0.11	71.83	0.88	62.98	2.03	76.57	0.87	66.37	2.13
Siguiri (85%) (1)(8)(14)	4.74	0.71	3.38	0.11	71.83	0.88	62.98	2.03	76.57	0.87	66.37	2.13
Tanzania	15.84	0.99	15.76	0.51	37.04	2.30	85.20	2.74	52.89	1.91	100.96	3.25
Geita (5)(8)(11)	15.84	0.99	15.76	0.51	37.04	2.30	85.20	2.74	52.89	1.91	100.96	3.25
Egypt	49.82	1.18	58.56	1.88	12.39	1.32	16.34	0.53	62.21	1.20	74.90	2.41
Sukari (50%) (1)(6)(7)(8)	49.82	1.18	58.56	1.88	12.39	1.32	16.34	0.53	62.21	1.20	74.90	2.41
Côte d’Ivoire	1.13	1.73	1.96	0.06	33.27	1.52	50.54	1.63	34.40	1.53	52.51	1.69
Doropo (90%) (1)(6)(9)(16)	1.13	1.73	1.96	0.06	33.27	1.52	50.54	1.63	34.40	1.53	52.51	1.69
Americas Region	7.51	3.89	29.20	0.94	15.11	3.55	53.57	1.72	22.62	3.66	82.78	2.66
Argentina	2.43	3.16	7.68	0.25	5.62	2.35	13.19	0.42	8.05	2.59	20.87	0.67
Cerro Vanguardia (92.5%) (1)(8)	2.43	3.16	7.68	0.25	5.62	2.35	13.19	0.42	8.05	2.59	20.87	0.67
Brazil	5.08	4.23	21.52	0.69	9.49	4.25	40.39	1.30	14.57	4.25	61.91	1.99
AGA Mineração - Córrego do Sítio (10)(11)	0.84	3.10	2.62	0.08	2.01	4.42	8.89	0.29	2.86	4.03	11.50	0.37
AGA Mineração - Cuiabá (8)(12)	1.92	6.26	12.03	0.39	3.80	5.61	21.36	0.69	5.72	5.83	33.38	1.07
AGA Mineração - Lamego (8)(12)	0.74	3.04	2.26	0.07	1.06	3.18	3.36	0.11	1.80	3.12	5.62	0.18
Serra Grande (8)	1.58	2.93	4.63	0.15	2.62	2.59	6.78	0.22	4.20	2.72	11.40	0.37
Australia Region	24.31	1.34	32.61	1.05	16.99	2.33	39.52	1.27	41.30	1.75	72.13	2.32
Sunrise Dam (8)(15)	10.55	1.64	17.29	0.56	4.42	2.90	12.84	0.41	14.97	2.01	30.13	0.97
Tropicana (70%) (1)(8)(11)	13.77	1.11	15.32	0.49	12.57	2.12	26.68	0.86	26.33	1.59	42.00	1.35
Projects	—	—	—	—	197.03	0.58	114.47	3.68	197.03	0.58	114.47	3.68
Colombia	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Quebradona (9)(13)	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
United States of America	—	—	—	—	77.01	0.44	33.64	1.08	77.01	0.44	33.64	1.08
North Bullfrog (9)	—	—	—	—	77.01	0.44	33.64	1.08	77.01	0.44	33.64	1.08
AngloGold Ashanti Total	124.16	1.84	227.86	7.33	471.12	1.58	744.11	23.92	595.29	1.63	971.97	31.25
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified
Persons (employed by AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year (if applicable) is detailed for material properties in this annual report on Form 20-F. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
(1)Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Kibali is operated by Barrick. AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,400/oz.
In 2024, the Pamao and Pamao South pit shells were determined based on a gold price of $1,700/oz, but financially evaluated and found to be profitable at a gold price of $1,400/oz (supporting the 2024
Mineral Reserve declaration). This is exceptional and is driven by the need to create space for in pit tailings, further saving on capital costs. In 2024, a cut-off grade range from 0.88g/t to 1.30g/t (varying according to area) was applied to the open pit, a cut-off grade of 0.50g/t was applied to the stockpile, and a cut-off grade of 2.06g/t was applied to the underground. In 2024, a metallurgical recovery factor range from 75.5% to 91.0%  (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90.0% was applied to the underground.
(4)In 2024, for Obuasi, a cut-off grade range from 5.69g/t to 7.42g/t was applied to the underground (varying according to area). In 2024, a metallurgical recovery factor of 88.0% was applied to the open pit and underground.
(5)In 2024, for Geita, a cut-off grade of 1.00g/t was applied to the open pit, a cut-off grade range from 0.70g/t to 0.80g/t (varying according to area) was applied to the stockpile, and a cut-off grade range from
1.98g/t to 2.88g/t (varying according to area) was applied to the underground. In 2024, a metallurgical recovery factor of 91.70% was applied to the open pit, a metallurgical recovery factor range from
91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.
(6)Acquired by AngloGold Ashanti through its acquisition of Centamin plc in November 2024. Mineral Reserve based on a gold price of $1,450/oz.
(7)In 2024, for Sukari, a cut-off grade of 0.44g/t was applied to the open pit and stockpile, and a cut-off grade of 2.34g/t was applied to the underground. In 2024, a metallurgical recovery factor of 88.40%
was applied to the open pit, stockpile and underground.
(8)Property currently in a production stage.
(9)Property currently in a development stage.
(10)The CdS operation was placed on care and maintenance in August 2023.
(11)Based on a gold price of $1,400/oz.
(12)Based on a gold price of $1,500/oz.
(13)Based on a gold price of $1,200/oz.
(14)Based on a gold price of $1,475/oz.
(15)  Based on a gold price of $1,550/oz.
(16)Upon issuance of an exploitation permit, the government of Côte d'Ivoire is entitled to a free-carried interest in the Doropo project. Consequently, the Mineral Reserve for the Doropo project is limited to the
Mineral Reserve expected to be attributable to AngloGold Ashanti (90%).
The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the fiscal year ended 31 December 2024, based on an estimated copper price of $2.90/lb.

Mineral Reserve	At 31 December 2024
	Proven				Probable				Total Mineral Reserve
Copper	Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Projects	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Colombia	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Quebradona (2)	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
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
(1)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2)Property currently in a development stage.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for silver at the end of the fiscal year ended 31 December 2024, based on an estimated silver price of $19.50/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2024
	Proven				Probable				Total Mineral Reserve
Silver	Tonnes (2)	Grade	Contained Silver		Tonnes (2)	Grade	Contained Silver		Tonnes (2)	Grade	Contained Silver
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Argentina	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Cerro Vanguardia (92.5%) (1)(4)	2.43	61.07	148.48	4.77	5.62	69.52	390.58	12.56	8.05	66.97	539.06	17.33
Projects	—	—	—	—	197.03	5.00	985.65	31.69	197.03	5.00	985.65	31.69
Colombia	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
Quebradona (3)(5)	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
United States of America	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
North Bullfrog (3)(6)	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
AngloGold Ashanti Total	2.43	61.07	148.48	4.77	202.64	6.79	1,376.23	44.25	205.08	7.43	1,524.71	49.02
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold
Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the silver by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR)
approach has been adopted).
(1)Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)Property currently in a development stage.
(4)Property currently in a production stage.
(5)Based on a silver price of $18.67/oz.
(6)Based on a silver price of $19.58/oz.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for sulphur at the end of the fiscal year ended 31 December 2024.

Mineral Reserve	At 31 December 2024
	Proven				Probable				Total Mineral Reserve
Sulphur	Tonnes (1)	Grade	Contained Sulphur		Tonnes (1)	Grade	Contained Sulphur		Tonnes (1)	Grade	Contained Sulphur
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	2.66	4.5	0.12	265	4.86	3.6	0.17	384	7.52	3.9	0.29	649
Brazil	2.66	4.5	0.12	265	4.86	3.6	0.17	384	7.52	3.9	0.29	649
AGA Mineração - Cuiabá (2)	1.92	5.3	0.10	226	3.80	3.9	0.15	330	5.72	4.4	0.25	556
AGA Mineração - Lamego (2)	0.74	2.4	0.02	40	1.06	2.3	0.02	54	1.80	2.4	0.04	93
AngloGold Ashanti Total	2.66	4.5	0.12	265	4.86	3.6	0.17	384	7.52	3.9	0.29	649
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold
Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the sulphur by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral which is gold.
(1)“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2)Property currently in a production stage. A sulphuric acid price of $168/t is used.

BY-PRODUCTS
Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral
Reserve. These include 0.29Mt of sulphur from Brazil, 17.33Moz of silver from Argentina, 28.11Moz of silver from Colombia and
3.58Moz of silver from Nevada, USA. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona processing plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.
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
The Company’s board of directors (“board”) reviews the Mineral Resource and Mineral Reserve and provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.
AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2024, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third-party on average once every three years:
•Mineral Resource and Mineral Reserve at Obuasi;
•Mineral Resource and Mineral Reserve at AGA Mineração (Cuiabá and Lamego);
•Mineral Resource and Mineral Reserve at Serra Grande;
•Mineral Resource and Mineral Reserve at Sunrise Dam; and
•Mineral Resource and Mineral Reserve at Tropicana.
No material risks were identified following completion of these external reviews. Certificates of sign-off were received for the operations and projects audited to state that the applicable Mineral Resource and Mineral Reserve estimates are reported in accordance with Regulation S-K 1300 as well as AngloGold Ashanti’s internal Group Standard and guidelines. Matters raised during these audits are systematically addressed through the submission of formal audit responses from each respective property. The progress in addressing these issues is then monitored and tracked.
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
AngloGold Ashanti has an enterprise-wide risk management approach that allows for visibility of risks and actions across the
Group. The risk management systems facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, ensuring that the appropriate risk management and mitigation plans are in place.
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
However, the Qualified Persons who provided the information for the Technical Report Summary (effective date: 31 December
2021) in respect of Kibali are no longer employed by AngloGold Ashanti. Both Mr. Richard Peattie and Mr. Romulo Sanhueza
have provided updated consents to the use of their names, or any quotation from, or summarisation of, the Technical Report
Summary prepared by them in this annual report on Form 20-F, and to the filing of the Technical Report Summary as an exhibit hereto. In addition, Mr. Craig Barker, the Qualified Person who provided the information for the Technical Report Summary
(effective date: 31 December 2024) in respect of the Sukari Mineral Resource, was employed by AngloGold Ashanti until March

2025 and has provided consent to the use of his name, or any quotation from, or summarisation of, the Technical Report
Summary prepared by him in this annual report on Form 20-F, and to the filing of the Technical Report Summary as an exhibit hereto.
AngloGold Ashanti has internal controls for documenting the information supporting the Mineral Resource and Mineral Reserve estimates, describing the methods used and ensuring the validity of the estimates. Information that is utilised to compile the
Mineral Resource and Mineral Reserve in this annual report on Form 20-F is prepared and reviewed by the relevant Qualified
Persons at each property.
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
Qualified Persons in respect of the material properties

Responsibility	Qualified Person	Professional organisation	Membership number	Relevant experience	Qualification
Kibali Mineral Resource and Mineral Reserve	Richard Peattie (1)	FAusIMM	301029	28 years	MPhil (Geostatistics)
Kibali Mineral Reserve	Romulo Sanhueza (2)	FAusIMM	211794	27 years	BSc Eng (Mining)
Obuasi Mineral Resource	Eric Kofi Owusu Acheampong	MAusIMM (CP)	220644	27 years	MSc (Mineral Resource Evaluation), BSc (Geological Engineering)
Obuasi Mineral Reserve	Douglas Atanga	MAusIMM	334391	16 years	BSc (Mining Engineering)
Geita Mineral Resource	Damon Elder	FAusIMM	208240	28 years	BSc Hons (Geology)
Geita Mineral Reserve	Duan Campbell	Pr. Eng	202101953	22 years	BEng (Mining)
Sukari Mineral Resource	Craig Barker (3)	FAIG	3141	29 years	BSc Hons (Geology)
Sukari Mineral Reserve (underground)	Gavin Harris	CEng MIMMM QMR	0460702	20+ years	BEng (Mining)
Sukari Mineral Reserve (open pit)	Andrew Murray	FAusIMM	208304	30+ years	Certificate IV (Project Management), Graduate Diploma (Mining), BSc (Minerals Estate Management)
Notes:
All Qualified Persons were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of AngloGold Ashanti’s material properties.
(1)The Qualified Person who provided the information for the Technical Report Summary (effective date: 31 December 2021) in respect of the Kibali Mineral
Resource is no longer employed by AngloGold Ashanti. Mr. Richard Peattie is currently employed by Barrick and is the current Qualified Person for the Kibali
Mineral Resource and Mineral Reserve. Barrick is the operator of the Kibali joint venture.
(2)The Qualified Person who provided the information for the Technical Report Summary (effective date: 31 December 2021) in respect of the Kibali Mineral
Reserve is no longer employed by AngloGold Ashanti. Mr. Romulo Sanhueza is currently employed by Gramalote, which is wholly-owned by B2Gold Corp.
(“B2Gold”). B2Gold is a Canadian gold mining company not affiliated with AngloGold Ashanti. In September 2023, AngloGold Ashanti had completed the sale of its entire 50 percent indirect interest in the Gramalote project to B2Gold.
(3)The Qualified Person who provided the information for the Technical Report Summary (effective date: 31 December 2024) in respect of the Sukari Mineral
Resource was employed by AngloGold Ashanti until March 2025.

Administrative information for Professional Organisations

AIG	The Australian Institute of Geoscientists. PO Box 576, Crows Nest, NSW 1585, Australia. Telephone: +61 2 9431 8662
AusIMM	The Australasian Institute of Mining and Metallurgy. 204 Lygon Street, Carlton , VIC 3053, Australia. Telephone: +61 3 9658 6100
ECSA	The Engineering Council of South Africa. Waterview Corner Building, 2 Ernest Oppenheimer Avenue, Bruma 2198, South Africa. Telephone: +27 86 122 5555
GSSA	The Geological Society of South Africa. Mandela Mining Precinct, Corner of Rustenburg and Carlow Roads, Melville 2092, South Africa. Telephone: +27 11 358 0028
IMMM	The Institute of Materials, Minerals and Mining. 297 Euston Road, London, NW1 3AS, United Kingdom. Telephone: +44 020 7451 7300
SACNASP	South African Council for Natural Scientific Professions. 1 Mark Shuttleworth Street, Lynwood 0087, South Africa. Telephone: +27 12 748 6500
SME	Society for Mining, Metallurgy and Exploration. 12 999 E Adam Aircraft Circle, Englewood, CO 80112, United States of America. Telephone: +1 720 574 1256
The Company has a tiered internal review process whereby the Mineral Resource and Mineral Reserve is reviewed by the
Qualified Persons at a regional level, before review at the corporate level prior to publication.
Accordingly, the Chairperson of the RRLT, Mrs. TM Flitton, Vice President Resource and Reserve, Master of Engineering
(Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the
Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 23 years’ experience in mining with
12 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by
AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood
Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this annual report on Form 20-F, in the form and context in which it appears in the narrative disclosure and in the exhibits filed hereto.
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
•Metric tonnes (t) are used throughout this annual report on Form 20-F and all ounces are Troy ounces;
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
The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits use kriging with post processing by
Uniform Conditioning (“UC”) or Localised Uniform Conditioning (“LUC”) to generate a recoverable Mineral Resource model where appropriate.
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
Notes on the Mineral Resource and Mineral Reserve estimates
The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17
CFR § 229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti’s Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December
2024, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral
Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven
Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant  (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource

are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of
Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.
If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti’s investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral
Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral
Reserve, respectively. Consequently, if AngloGold Ashanti’s actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.
The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.
MINERAL RESOURCE AND MINERAL RESERVE INTERNAL CONTROLS DISCLOSURE
AngloGold Ashanti has internal controls for documenting the information supporting the Mineral Resource and Mineral Reserve estimates, describing the methods used, and ensuring the validity of the estimates. Information that is utilised to compile the
Mineral Resource and Mineral Reserve in this annual report on Form 20-F is prepared and reviewed by the relevant Qualified
Persons at each property. The Company has a tiered internal review process whereby the Mineral Resource and Mineral
Reserve is reviewed by the relevant Qualified Persons at a regional and corporate level prior to publication. Each property has an external Mineral Resource and Mineral Reserve audit on a three-year rolling basis, and matters raised during these audits are systematically addressed through the submission of formal audit responses from each respective property. The progress in addressing these issues is then monitored and tracked.
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
ITEM 4A:UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5:OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti plc under IFRS as at and for the three financial years ended 31 December 2024, 2023 and 2022. Upon completion of the corporate restructuring in September 2023, AngloGold
Ashanti plc became the listed UK parent company of the Group and the successor issuer to AngloGold Ashanti Limited. See
“Presentation of information—Corporate restructuring” for additional information.
This item should be read in conjunction with the Company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report on Form 20-F.
During the financial year ended 31 December 2024, AngloGold Ashanti’s reporting for managed operations shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting only impacts managed operations with non-controlling interests (i.e., Siguiri, Cerro Vanguardia and Sukari), whereas joint operations (i.e., Tropicana), which are proportionately consolidated, remain unaffected. Non-managed joint ventures (i.e., Kibali), which are accounted for under the equity method, also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the financial years ended 31
December 2023 and 31 December 2022 have been adjusted to reflect this change in reporting.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold
Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
Overview
AngloGold Ashanti is a global gold mining company with its Group global headquarters in Denver, Colorado in the United States.
Both the Company’s registered office and principal executive office are located in the United Kingdom. The Group also retains a substantial corporate office in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. For the financial year ended 31 December 2024, AngloGold Ashanti reported gold production of approximately 2.35 million ounces from managed operations and 0.31 million ounces from non-managed joint ventures. As part of extracting gold, the Company also produces silver and sulphuric acid as by-products. By-product revenue amounted to $120 million in 2024 (2023: $102 million; 2022: $113 million) out of total revenue from product sales of $5,793 million in 2024 (2023: $4,582 million; 2022: $4,501 million). See “Item
18: Financial Statements—Note 3—Revenue from product sales” for additional information. The Company sells its products on world markets.
AngloGold Ashanti has 11 continuing mining operations in the following regions: Africa (the Democratic Republic of the Congo
(“DRC”), Egypt, Ghana, Guinea and Tanzania), Australia and the Americas (Argentina and Brazil) comprising open-pit and underground mines, which are supported by global exploration activities. In addition, AngloGold Ashanti has greenfields projects located in Colombia, Côte d’Ivoire and Nevada, USA. In August 2023, AngloGold Ashanti placed its CdS operation on care and maintenance. In September 2023, AngloGold Ashanti completed the sale of its entire 50 percent indirect interest in the
Gramalote project to B2Gold Corp. On 17 October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40 percent interests in Société d’Exploitation des Mines d’Or de Yatela S.A. (“Yatela”), the company operating the
Yatela gold mine, to the government of Mali. Following completion of this transaction, AngloGold Ashanti no longer owns any mining operations in Mali. On 22 November 2024, AngloGold Ashanti completed its acquisition of Centamin plc, a Jersey gold mining and exploration company whose primary asset is the Sukari gold mine in Egypt, for a consideration of approximately $2.2 billion comprising a combination of AGA shares and cash. For more information on the Company’s business and operations, see
“Item 4B: Business Overview”.
AngloGold Ashanti’s operating segments are divided into geographical regions, in addition to a Projects segment, which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Consequently, the Company’s financial results are reported to the chief operating decision maker per geographical region (in addition to the
Projects segment). AngloGold Ashanti’s segmental information is described in “Item 18: Financial Statements—Note 2—
Segmental information”.
For information on the Company’s Mineral Resource and Mineral Reserve, see “Item 4D: Property, Plants and Equipment”.
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

5A:OPERATING RESULTS
Introduction
The gold price hit a record high in 2024, reaching $2,788/oz (an annual gain of 27 percent). This highlights gold’s traditional role as a safe haven investment, providing a hedge against political uncertainty and inflation.
According to the World Gold Council’s Q4 and 2024 Gold Demand Trends reports, total annual gold demand reached a new record high of 4,974 tonnes in 2024. This was driven by sustained central bank buying and growth in investment demand.
Global investment demand increased 25 percent year-on-year to 1,180 tonnes, a four-year high, propelled by revived gold exchange-traded fund (ETF) demand in the second half of 2024. The report notes that sales to the technology sector in the fourth quarter of 2024 were the highest since the fourth quarter of 2021 at 84 tonnes. Gold used in artificial intelligence and electronics contributed to a seven percent year-on-year increase. Jewellery consumption decreased 11 percent to 1,877 tonnes as consumers could only afford to buy in lower quantities. However, spend on gold jewellery jumped nine percent to
$144 billion.
Central banks net purchasing in the fourth quarter of 2024 was 333 tonnes with full year buying at 1,045 tonnes. Central banks have now been net buyers for 15 consecutive years.
For the 2024 year, the average market spot gold price was $2,386 per ounce, gold income of the Company was $5,673 million and the average gold price received by the Company was $2,394 per ounce. The market spot gold price increased by 27 percent over 2024, starting at approximately $2,066 per ounce on 1 January 2024 and ending on 31 December 2024 at approximately $2,624 per ounce. Management uses the market spot gold price and the average gold price received to monitor the performance of the gold price and its effect on the Company’s results. It gives an investor insight into the performance of the gold price and its impact on company results.
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
•2022 - $1,802 per ounce
•2023 - $1,942 per ounce
•2024 - $2,386 per ounce
Gold income of the Company has changed during the three years under review as follows:
•2022 - $4,388 million
•2023 - $4,480 million
•2024 - $5,673 million

Yearly average gold prices received by the Company have changed during the three years under review as follows:
•2022 - $1,794 per ounce
•2023 - $1,930 per ounce
•2024 - $2,394 per ounce
Gold income of the Company increased by $1,193 million, or 27 percent, from $4,480 million in 2023 to $5,673 million in 2024 primarily due to a 24 percent increase in the average gold price received by the Company and, to a lesser extent, a less than one percent increase in ounces sold, from 2,667,000 ounces in 2023 (of which 43,000 ounces from CdS) to 2,679,000 ounces in 2024.
The market spot gold price opened the year on 1 January 2024 at $2,066 per ounce (compared to $1,823 per ounce on 2
January 2023). The market spot gold price in 2024 has been subject to volatile short-term swings, with a year high of $2,788 per ounce on 30 October 2024 and a year low of $1,933 per ounce on 13 February 2024. The average market spot gold price for 2024 was $2,386 per ounce. The market spot gold price at closing on 31 December 2024 was $2,624 per ounce (compared to $2,062 per ounce on 29 December 2023). Between 1 January 2025 and 9 April 2025, the market spot gold price traded between a low of $2,624 per ounce and a high of $3,167 per ounce. On 9 April 2025, the market spot gold price was $3,082 per ounce.
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
During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars on approximately 136,000 ounces of gold for the period from February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partially transitioning to gold concentrate sales and the high cost associated with CdS. During the second quarter of 2023, AngloGold
Ashanti entered into zero-cost collars on approximately 47,000 ounces of gold for the period from January 2024 to June 2024.
During the fourth quarter of 2023, AngloGold Ashanti entered into zero-cost collars on approximately 300,000 ounces of gold for the period from January 2024 to December 2024 in order to manage gold price downside risk of the high costs associated with the Brazilian operations.
For the financial year ended 31 December 2023, AngloGold Ashanti recorded a realised gain of $2 million in respect of these gold derivatives. At 31 December 2023, the mark-to-market value of the remaining open positions was an unrealised loss of
$15 million. For the financial year ended 31 December 2024, AngloGold recorded a total realised loss of $86 million in respect of these gold derivatives, which was partially offset with a $15 million reversal of unrealised losses recorded in prior years, resulting in a net $71 million loss recorded in 2024. All gold hedges expired at 31 December 2024 and the Company is fully unhedged with respect to its gold production since 1 January 2025.
Gold production levels
In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Gold production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. In August 2023, AngloGold Ashanti placed its CdS operation on care and maintenance. Attributable gold production
(including non-managed joint ventures) fluctuated between 2022 to 2024, from 2.81 million ounces (of which 70,000 ounces from CdS) in 2022 to 2.69 million ounces (of which 42,000 ounces from CdS) in 2023 to 2.66 million ounces (of which nil ounces from CdS) in 2024. For more information on the Company’s business and operations, see “Item 4B: Business
Overview”.
Geopolitical tensions
Geopolitical tensions and war between Russia and Ukraine, as well as the conflict in the Middle East, and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the EU, the United Kingdom, NATO
and other jurisdictions have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect AngloGold Ashanti’s business. See “Item 3D: Risk Factors—Global political and economic conditions could adversely affect the profitability of operations”.

Climate change and other environmental factors
2024 was the Earth’s warmest year since modern record-keeping began. Rising temperatures, changing rainfall patterns, flooding, drought and severe weather conditions believed to be caused or exacerbated by climate change remain growing concerns for businesses, investors, broader society and governments. This has led to increased pressure on companies, including those in the mining sector, to reduce greenhouse gas (“GHG”) emissions consistent with national commitments made by numerous countries under the Paris Agreement, to promote responsible corporate practices, including with respect to the mitigation of climate-related risks, and to increase transparency about the risks and opportunities of transitioning to a low-
carbon economy. Pressure from governments, investors and broader society for mining companies to improve environmental stewardship and, specifically, to reduce GHG emissions, both in terms of absolute emissions and in intensity of emissions per tonne mined, is likely to increase in the future.
For further information, see “Item 3D: Risk Factors—Compliance with emerging climate change-related requirements, including stricter regulations and the potential imposition of carbon taxes or greenhouse gas (“GHG”) emissions cap-and-trade schemes or the elimination of related subsidies, could result in significant additional costs and expose AngloGold Ashanti to additional liabilities” and “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”)
Matters—Climate Change and GHG Regulation”.
Foreign exchange fluctuations
Total operating costs in all business segments are partially incurred in local currency where the relevant operation is located.
US dollar denominated total operating costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the exchange rate of the Brazilian real, the Australian dollar, and, to a lesser extent, the Argentinean peso and other local currencies against the US dollar. As set out below, during the financial year ended 31 December 2024, the Brazilian real, Australian dollar and Argentinean peso all weakened against the US dollar, which collectively had a favourable impact on AngloGold Ashanti’s US dollar denominated total operating costs.

Average annual exchange rates to the US dollar	2024	2023	2022
Brazilian real	5.39	5.00	5.16
Australian dollar	1.52	1.51	1.44
Argentinean peso	916.78	293.67	130.87
In 2024, the Company derived 48 percent of its revenues from Brazil, Australia and Argentina, and incurred 48 percent of its total operating costs in Brazil, Australia and Argentina. Based on average exchange rates in 2024, the Company estimates that an average one percent strengthening of all of the Brazilian real, Argentinean peso, Australian dollar, Ghanaian cedi, Egyptian pound and the South African rand against the US dollar, other factors remaining equal (and excluding the effect of any foreign currency hedging arrangements entered into by the Company (if any)), would have resulted in an increase in cost of sales and total cash costs per ounce of approximately $15 million and $6 per ounce, respectively.
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
At 31 December 2024, AngloGold Ashanti employs globally on average approximately 39,484 people, including contractors, most of whom are members of trade unions, particularly in Africa and the Americas. Salaries and wages account for a significant component of local total operating costs and are impacted by annual wage increases.

Energy costs, comprising power, fuel and lubricants, are another material component of total operating costs. Due to the remote location of some of its mines in Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The average price of Brent Crude oil has decreased from $97 per barrel in
2022 to $84 per barrel in 2023 and decreased to $79 per barrel in 2024, an $18, or a 19 percent per barrel decrease over the three-year period. AngloGold Ashanti estimates that for each $5 per barrel rise or fall in the oil price, other factors remaining equal (and excluding the effect of any oil hedging arrangements entered into by the Company (if any)), cost of sales and total cash costs per ounce of all its operations change by approximately $16 million or $6.60 per ounce, respectively. During July
2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent Crude oil for the period from
January 2023 to December 2023 that would be cash settled on a monthly basis against the contract price. This comprised approximately 40 percent of the Company’s total anticipated 2023 consumption. The average price achieved on the forward contracts was $89.20 per barrel of Brent Crude oil. For the financial year ended 31 December 2023, AngloGold Ashanti recorded a realised loss of $7 million and a reversal of the prior year unrealised loss of $6 million in respect of these oil derivatives. There have been no open contracts since the end of December 2023. As a result, the Company is currently fully unhedged with respect to Brent Crude oil. The cost of sales and total cash costs per ounce of certain of the Company’s mines, particularly Siguiri, Geita, Iduapriem, Sukari and Tropicana, which are more dependent on fuel, are most sensitive to changes in the price of oil. During the year, as a result of geopolitical tensions, such as the war between Russia and Ukraine, and the conflict in the Middle East, the oil price has been volatile and, as of 9 April 2025, the price of oil was at $63 per barrel of Brent
Crude oil. See “Item 3D: Risk Factors—The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel”.
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
Royalties paid (excluding non-managed joint ventures), which are generally calculated as a percentage of revenue, increased over the past three years from $185 million in 2022 to $190 million in 2023 to $246 million in 2024, a 33 percent increase over the three-year period, primarily due to the increase in the average gold price received per ounce and royalty rates. Royalties are likely to continue to vary in the coming years due to the variations in the gold prices and the fact that, in a number of jurisdictions, host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.
Environmental rehabilitation costs
Total provisions for decommissioning and for environmental restoration activities (excluding non-managed joint ventures)
totaled $578 million in 2022, $625 million in 2023 and $700 million in 2024. The provisions for decommissioning and restoration increased by $47 million and $75 million in 2023 and 2024, respectively, largely due to the recognition of a change in estimates resulting from changes in discount rates, changes in global economic assumptions, changes in mine plans resulting in a change in cash flows as well as changes in the designs for closure of tailings storage facilities (“TSFs”). See also
“Item 4B: Business Overview—Regulatory Environment Enabling AngloGold Ashanti to Mine”, “Item 4B: Business Overview—
Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—Sustainability and Environmental, Social and
Governance (“ESG”) Matters”.
Comparison of gold production in 2024 with 2023
In 2024, gold production of managed operations was 2,352,000 ounces, a marginal increase of 9,000 ounces, or less than one percent, compared with gold production of 2,343,000 ounces (of which 42,000 ounces from CdS) in 2023. On 22 November
2024, AngloGold Ashanti acquired the Sukari gold mine in Egypt as part of the Centamin acquisition. Excluding CdS in 2023, gold production of managed operations marginally increased by 51,000 ounces in 2024, or two percent, from 2,301,000 ounces in 2023 to 2,352,000 ounces in 2024.
In 2024, gold production of non-managed joint ventures (on an attributable basis) was 309,000 ounces, a decrease of 34,000 ounces, or ten percent, compared with gold production of 343,000 ounces in 2023. The Kibali mine in the DRC was the only operating asset that was a non-managed joint venture in 2024 and 2023.
In the Africa region – managed operations, gold production marginally increased by 17,000 ounces, or one percent, from
1,237,000 ounces in 2023 to 1,254,000 ounces in 2024. This marginal increase was mainly due to increased gold production from Siguiri and an incremental 40,000 ounces of gold produced at Sukari, partially offset by lower gold production from
Iduapriem, Obuasi and Geita. Gold production at Iduapriem decreased by 31,000 ounces, or 12 percent, from 268,000 ounces in 2023 to 237,000 ounces in 2024. Gold production was lower year-on-year mainly due to adverse weather conditions, a 23 percent reduction in ore tonnes mined driven by operational challenges and lower equipment productivity. A decline in recovered grades mainly from Block 7 and 8 Cut 2b and Block 5, further negatively impacted output. Gold production was also adversely affected by the processing of increased volumes of lower-grade stock pile material. Gold production at Obuasi marginally decreased by 3,000 ounces, or one percent, from 224,000 ounces in 2023 to 221,000 ounces in 2024. Gold production was marginally lower year-on-year mainly due to a three percent decrease in treated grade, development delays, supply challenges with slag-based binder for paste fill, poor ground conditions, and stope sterilisation in Block 10, partially offset by a slight increase in tonnes treated. Gold production at Siguiri increased by 13,000 ounces, or five percent, from
260,000 ounces in 2023 to 273,000 ounces in 2024. Gold production increased year-on-year mainly due to improved metallurgical recovery following the removal of Bidini carbonaceous material from the plant feed, partially offset by a reduction in head grade due to changes in the mining sequence. Gold production at Geita marginally decreased by 2,000 ounces, or less than one percent, from 485,000 ounces in 2023 to 483,000 ounces in 2024, mainly due to minor mining and processing activity variances. Gold production at Sukari was 40,000 ounces in 2024 since its acquisition by the Company on 22 November
2024.
In the Africa region – non-managed joint ventures, gold production at Kibali (on an attributable basis) decreased by 34,000 ounces, or ten percent, from 343,000 ounces in 2023 to 309,000 ounces in 2024. Gold production was lower year-on-year mainly due to lower recovered grades from open-pit areas mined, driven by operational challenges and high initial waste stripping, partially offset by higher open-pit tonnes treated.
In the Americas region, gold production decreased by 18,000 ounces, or three percent, from 544,000 ounces (of which 42,000 ounces from CdS) in 2023 to 526,000 ounces in 2024 (of which nil ounces from CdS). This decrease was mainly due to lower gold production from AGA Mineração and Serra Grande, partially offset by higher gold production from Cerro Vanguardia.
Excluding CdS, gold production in the Americas region increased by 24,000 ounces, or five percent, from 502,000 ounces in
2023 to 526,000 ounces in 2024. Gold production at AGA Mineração decreased by 23,000 ounces, or eight percent, from
294,000 ounces (of which 42,000 ounces from CdS) in 2023 to 271,000 ounces in 2024 (of which nil ounces from CdS).
Excluding CdS, gold production at AGA Mineração increased by 19,000 ounces, or eight percent, from 252,000 ounces in
2023 to 271,000 ounces in 2024. Gold production increased year-on-year mainly due to higher recovered grades at Cuiabá
despite a 12 percent reduction in ore-treated volumes. Improved mining performance and the implementation of Full Asset
Potential initiatives enhanced dilution control and recovery rates. Gold production at Cerro Vanguardia increased by 11,000 ounces, or seven percent, from 164,000 ounces in 2023 to 175,000 ounces in 2024. Gold production was higher year-on-year mainly due to improved feed grades and better heap leach performance. Gold production at Serra Grande decreased by 6,000 ounces, or seven percent, from 86,000 ounces in 2023 to 80,000 ounces in 2024 mainly due to reduced tonnes processed, partially offset by a slightly higher recovered grade.
In the Australia region, gold production (on an attributable basis) marginally increased by 10,000 ounces, or two percent, from
562,000 ounces in 2023 to 572,000 ounces in 2024. This marginal increase was mainly due to higher gold production from
Sunrise Dam and Tropicana. The Australian assets continue their recovery from flooding which occurred towards the end of the first quarter of 2024. Gold production at Sunrise Dam increased by 7,000 ounces, or three percent, from 252,000 ounces in
2023 to 259,000 ounces in 2024. Gold production was higher year-on-year mainly due to higher grades from the underground mine and higher recoveries. Gold production at Tropicana (on an attributable basis) marginally increased by 3,000 ounces, or one percent, from 310,000 ounces in 2023 to 313,000 ounces in 2024. Gold production was marginally higher year-on-year mainly due to higher grades from the open pit and underground mines, partially offset by lower tonnes milled.
Comparison of gold production in 2023 with 2022
In 2023, gold production of managed operations was 2,343,000 ounces (of which 42,000 ounces from CdS), a decrease of
125,000 ounces, or five percent, compared with gold production of 2,468,000 ounces (of which 70,000 ounces from CdS) in
2022. Gold production was lower year-on-year mainly due to lower ore tonnes processed and lower recovered grades.
Excluding CdS, gold production of managed operations decreased by 97,000 ounces, or four percent, from 2,398,000 ounces in 2022 to 2,301,000 ounces in 2023.
In 2023, gold production of non-managed joint ventures (on an attributable basis) was 343,000 ounces, a marginal increase of
6,000 ounces, or two percent, compared with gold production of 337,000 ounces in 2022. The Kibali mine in the DRC was the only operating asset that was a non-managed joint venture in 2023 and 2022.
In the Africa region – managed operations, gold production decreased by 111,000 ounces, or eight percent, from 1,348,000 ounces in 2022 to 1,237,000 ounces in 2023. This decrease was mainly due to lower gold production from Siguiri, Geita and
Obuasi, partially offset by higher gold production from Iduapriem. Gold production at Iduapriem increased by 20,000 ounces, or eight percent, from 248,000 ounces in 2022 to 268,000 ounces in 2023. Gold production was higher year-on-year mainly due to higher grades mined as the mine accessed higher grade ore tonnes from Teberebie Cut 2 compared to 2022, partially offset by lower ore tonnes processed as the site commissioned the new TSF. Gold production at Obuasi decreased by 26,000 ounces, or ten percent, from 250,000 ounces in 2022 to 224,000 ounces in 2023. Gold production was lower year-on-year mainly due to lower grades mined and poor ground conditions in some of the higher-grade stopes, partially offset by higher ore tonnes processed. Obuasi was undertaking a trial of the underhand cut and fill mining method in high-grade areas. This is a more selective mining method suited to challenging ground conditions often associated with higher grades. Gold production at

Siguiri decreased by 69,000 ounces, or 21 percent, from 329,000 ounces in 2022 to 260,000 ounces in 2023. Gold production was lower year-on-year mainly due to lower ore tonnes processed due to the CIL tank failure during the second quarter of
2023, which impacted metallurgical recoveries, and lower grades mined. Gold production was further adversely impacted by community protests in relation to additional employment opportunities. These protests have since subsided. Gold production at
Geita decreased by 36,000 ounces, or seven percent, from 521,000 ounces in 2022 to 485,000 ounces in 2023. Gold production was lower year-on-year mainly due to lower ore tonnes processed on the back of a planned mill shutdown in the first half of 2023 and lower grades mined.
In the Africa region – non-managed joint ventures, gold production at Kibali (on an attributable basis) marginally increased by
6,000 ounces, or two percent, from 337,000 ounces in 2022 to 343,000 ounces in 2023. Gold production was marginally higher year-on-year mainly due to higher ore tonnes processed, partially offset by lower grades mined.
In the Americas region, gold production decreased by 38,000 ounces, or seven percent, from 582,000 ounces (of which 70,000 ounces from CdS) in 2022 to 544,000 ounces (of which 42,000 ounces from CdS) in 2023. This decrease was mainly due to lower gold production from Cerro Vanguardia, AGA Mineração and Serra Grande. Excluding CdS, gold production in the
Americas region marginally decreased by 10,000 ounces, or two percent, from 512,000 ounces in 2022 to 502,000 ounces in
2023. Gold production at AGA Mineração decreased by 17,000 ounces, or five percent, from 311,000 ounces (of which 70,000 ounces from CdS) in 2022 to 294,000 ounces (of which 42,000 ounces from CdS) in 2023. Gold production was lower year-on-
year mainly due to lower ore tonnes processed and the CdS mine being placed on care and maintenance in August 2023, partially offset by higher recovered grades at the Cuiabá mine. During 2023, Cuiabá produced 252,000 ounces, which comprised 83,000 ounces of gravimetric gold and 169,000 ounces of gold-in-concentrate. Excluding CdS, gold production at
AGA Mineração increased by 11,000 ounces, or five percent, from 241,000 ounces in 2022 to 252,000 ounces in 2023. Gold production at Serra Grande marginally decreased by 2,000 ounces, or two percent, from 88,000 ounces in 2022 to 86,000 ounces in 2023. Gold production was marginally lower year-on-year mainly due to lower ore tonnes processed, partially offset by higher recovered grades. Gold production at Cerro Vanguardia decreased by 19,000 ounces, or ten percent, from 183,000 ounces in 2022 to 164,000 ounces in 2023. Gold production was lower year-on-year mainly due to a combination of lower ore tonnes processed and lower grades mined.
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
Comparison of financial performance in 2024, 2023 and 2022
The following table presents summarised financial performance of AngloGold Ashanti for the three-year period ended
31 December 2024:

Financial performance of AngloGold Ashanti	Year ended 31 December
(in $ millions)	2024	2023	2022
Revenue from product sales	5,793	4,582	4,501
Cost of sales	(3,726)	(3,541)	(3,366)
Total of all other (expenses) income	(550)	(1,185)	(824)
Share of associates and joint ventures’ profit (loss)	155	207	161
Taxation	(623)	(285)	(221)
Profit (loss) for the period	1,049	(222)	251

Net profit (loss) attributable to equity shareholders	1,004	(235)	233
Net profit (loss) attributable to non-controlling interests	45	13	18

Comparison of total cost of sales in 2024, 2023 and 2022
The following table presents cost of sales for AngloGold Ashanti for the three-year period ended 31 December 2024:

Cost of sales for AngloGold Ashanti	Year ended 31 December
(in $ millions)	2024	2023	2022
Total cost of sales	3,726	3,541	3,366
Inventory change	(18)	12	30
Amortisation of tangible assets	(666)	(579)	(555)
Amortisation of intangible assets	(1)	(1)	(1)
Amortisation of right of use assets	(85)	(78)	(81)
Retrenchment costs	(3)	(4)	(6)
Environmental rehabilitation and other non-cash costs	(42)	(21)	—
Total operating costs	2,911	2,870	2,753
Comparison of financial performance in 2024 with 2023
Our gold income is materially impacted by price and volume variances. A majority of our costs are impacted by the consequences of average exchange rate movements.
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
Revenue from product sales
Revenue from product sales (excluding non-managed joint ventures) increased by $1,211 million, or 26 percent, from $4,582 million in 2023 to $5,793 million in 2024, mainly as a result of an increase in gold income and an increase in by-product revenue. Gold income (excluding non-managed joint ventures) increased by $1,193 million, or 27 percent, from $4,480 million in 2023 to $5,673 million in 2024. This increase was mainly due to an increase in the average gold price received per ounce and an increase in ounces of gold sold. The average gold price received per ounce (excluding non-managed joint ventures)
increased by $466 per ounce, from $1,927 per ounce during 2023 to $2,393 per ounce in 2024, which resulted in an increase in gold income of $1,099 million. Gold sold (excluding non-managed joint ventures) marginally increased by 46,000 ounces, or two percent, from 2,324,000 ounces in 2023 to 2,370,000 ounces in 2024, which resulted in an increase in gold income of $94 million. By-product revenue (excluding non-managed joint ventures) increased by $18 million, or 18 percent, from $102 million in 2023 to $120 million in 2024, mainly due to an increase in silver sold in Argentina.
Revenue from product sales from the Africa operations (excluding non-managed joint ventures) increased by $616 million, or
26 percent, from $2,403 million in 2023 to $3,019 million in 2024, mainly as a result of an increase in gold income. Gold income (excluding non-managed joint ventures) increased by $615 million, or 26 percent, from $2,400 million in 2023 to
$3,015 million in 2024. This increase was mainly due to an increase in the average gold price received per ounce and higher ounces of gold sold. The increase in the average gold price received per ounce of $466 per ounce from 2023 to 2024 resulted in an increase in gold income of $570 million. Gold sold (excluding non-managed joint ventures) marginally increased by
22,000 ounces, or two percent, from 1,233,000 ounces in 2023 to 1,255,000 ounces in 2024, which resulted in an increase in gold income of $45 million. The acquisition of the Sukari gold mine in November 2024 contributed an additional 40,000 ounces of gold sold in 2024. Increase in gold production at Siguiri and the contribution of Sukari in 2024 were partially offset by decreased gold production at Iduapriem, Obuasi and Geita. For a discussion of the increase in gold production at the Africa operations during 2024, see “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in
2024 with 2023”. By-product revenue (excluding non-managed joint ventures) increased $1 million from $3 million in 2023 to
$4 million in 2024.
Revenue from product sales from the Americas operations increased by $281 million, or 26 percent, from $1,094 million in
2023 to $1,375 million in 2024, mainly as a result of an increase in gold income and by-product revenue. Gold income increased by $265 million, or 27 percent, from $999 million in 2023 to $1,264 million in 2024. This increase was mainly due to an increase in the average gold price received per ounce and higher ounces of gold sold. The increase in the average gold price received per ounce of $466 per ounce from 2023 to 2024 resulted in an increase in gold income of $257 million. Gold sold marginally increased by 3,000 ounces, or less than one percent, from 534,000 ounces in 2023 to 537,000 ounces in 2024, which resulted in a marginal increase in gold income of $8 million. There was an increase in gold production at Cerro
Vanguardia, partially offset by a decrease in gold production at AGA Mineração and Serra Grande. For a discussion of the decrease in gold production at the Americas operations during 2024, see “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in 2024 with 2023”. By-product revenue increased by $16 million, or 17 percent, from
$95 million in 2023 to $111 million in 2024, mainly due to an increase in silver sold in Argentina.
Revenue from product sales from the Australia operations increased by $314 million, or 29 percent, from $1,085 million in
2023 to $1,399 million in 2024, mainly as a result of an increase in gold income. Gold income increased by $313 million, or 29 percent, from $1,081 million in 2023 to $1,394 million in 2024. This increase was mainly due to an increase in the average gold price received per ounce and higher ounces of gold sold. The increase in the average gold price received per ounce of $466 per ounce from 2023 to 2024 resulted in an increase in gold income of $272 million. Gold sold increased by 21,000 ounces, or four percent, from 557,000 ounces in 2023 to 578,000 ounces in 2024, which resulted in an increase in gold income of $41 million. There was an increase in gold production at Tropicana and at Sunrise Dam. For a discussion of the increase in gold production at the Australia operations during 2024, see “Item 5A: Operating Results—Key factors affecting results—
Comparison of gold production in 2024 with 2023”. By-product revenue increased $1 million from $4 million in 2023 to $5 million in 2024.
Cost of sales
Cost of sales (excluding non-managed joint ventures) increased by $185 million, or five percent, from $3,541 million in 2023 to
$3,726 million in 2024. This increase was primarily due to an increase in royalties paid of $56 million, or 29 percent, from $190 million in 2023 to $246 million in 2024, an increase in environmental rehabilitation and other non-cash costs by $21 million, or
100 percent, from $21 million in 2023 to $42 million in 2024, an increase in amortisation of tangible assets by $87 million, or 15 percent, from $579 million in 2023 to $666 million in 2024, an increase in amortisation of right of use assets by $7 million, or nine percent, from $78 million in 2023 to $85 million in 2024 and an inventory change of $30 million from a credit of $12 million in 2023 to a debit of $18 million in 2024. This increase in cost of sales was partially offset by a  marginal decrease in operating costs of $15 million, or less than one percent, from $2,680 million in 2023 to $2,665 million in 2024 and a decrease in retrenchment costs by $1 million, or 25 percent, from $4 million in 2023 to $3 million in 2024.
For a discussion of cost of sales on a segment basis during 2024, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2024 with 2023—Cost of sales”.
Total operating costs
Total operating costs marginally increased by $41 million, or one percent, from $2,870 million in 2023 to $2,911 million in 2024.
This marginal increase was primarily due to an increase in royalties paid, partially offset by a decrease in operating costs. Total operating costs include operating costs (such as salaries and wages, consumable stores, explosives, reagents, logistics, fuel, power, water, contractors’ costs, services and other charges) and royalties paid.
Operating costs marginally decreased by $15 million, or less than one percent, from $2,680 million in 2023 to $2,665 million in
2024, primarily due to lower mining contractors’ costs, partially offset by higher labour and consumable stores. The weakening of local currencies against the US dollar in Australia, Brazil and Argentina also contributed to lower operating costs.
Royalties paid, which are generally calculated as a percentage of revenue, increased by $56 million, or 29 percent, from $190 million in 2023 to $246 million in 2024. This increase was primarily due to an increase in the average gold price received per ounce, partially offset by a decrease in gold sales at Iduapriem, Obuasi, AGA Mineração and Serra Grande.
Retrenchment costs
Retrenchment costs included in cost of sales decreased by $1 million, or 25 percent, from $4 million in 2023 to $3 million in
2024.
Environmental rehabilitation and other non-cash costs
Environmental rehabilitation and other non-cash costs increased by $21 million, from $21 million in 2023 to $42 million in 2024.
This increase was mainly due to the recognition of changes in estimates resulting from changes in discount rates, changes in global economic assumptions, changes in mine plans resulting in a change in cash flows as well as changes in the designs for closure of TSFs.
Amortisation of tangible, intangible and right of use assets
Amortisation of tangible, intangible and right of use assets expense increased by $94 million, or 14 percent, from $658 million in 2023 to $752 million in 2024.
Amortisation of tangible assets increased by $87 million, or 15 percent, from $579 million in 2023 to $666 million in 2024. This increase was mainly due to higher amortisation at Obuasi (mainly due to mining fleet replacements to support underground development and production), at Geita (mainly due to additional heavy mining equipment, an increase in Mineral Reserve development, increased deferred stripping and leased assets), at Siguiri (mainly due to higher gold production, additional heavy mining equipment and increased deferred stripping), at Sunrise Dam (mainly due to higher gold production), at AGA
Mineração (mainly due to the resumption of gold concentrate processing and refining activities at the Queiroz metallurgical plant), at Cerro Vanguardia (mainly due to higher gold production) and the incremental impact of amortisation at Sukari since the acquisition in November 2024, partially offset by lower amortisation at Serra Grande (mainly due to prior-year impairments and derecognition of fixed assets) and at Iduapriem (mainly due to lower gold production combined with lower deferred stripping at Teberebie Cut 2a).
Amortisation of intangible assets of $1 million in 2024 remain unchanged from $1 million in 2023.
Amortisation of right of use assets increased by $7 million, or nine percent, from $78 million in 2023 to $85 million in 2024.
This increase was mainly due to higher amortisation at Geita and Siguiri due to new leases and modifications to existing leases.
Inventory change
Inventory change was a credit of $12 million in 2023 compared to a debit of $18 million in 2024, which represents a change of
$30 million. This change was primarily due to the acquisition of Sukari and gold inventory movement at Tropicana.
Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal
Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal was a loss of $221 million in 2023 as compared to a gain of $58 million in 2024, which represents a change of $279 million. This change was mainly due to the reversal of impairment of Cuiabá of $60 million (gross of taxation) and profit on asset derecognition in Siguiri of $13 million, partially offset by a loss of $2 million recorded on the sale of Yatela in Mali. For further information, refer to “Item 18: Financial
Statements—Note 14—Tangible assets—Net impairment, derecognition of assets and profit (loss) on disposal”.
Corporate restructuring costs
Corporate restructuring costs decreased by $314 million, from $314 million in 2023 to nil in 2024. Corporate restructuring costs in 2023 were largely due to taxes associated with the corporate restructuring to reorganise the Group’s operations under a new parent company and other transaction costs. The corporate restructuring was completed in September 2023.
Other (expenses) income
Other expenses increased by $40 million, from an expense of $104 million in 2023 to an expense of $144 million in 2024. The increase during 2024 compared to 2023 was largely due to an increase of $42 million for legal fees and project costs (mainly relating to the Centamin acquisition) and a positive deferred stripping adjustment of $26 million in 2023 not reflected in 2024, partially offset by an increase in insurance claims at Siguiri of $4 million and lower rehabilitation provisions for legacy TSFs at
Obuasi of $24 million.
Finance costs and unwinding of obligations
Finance costs increased by $8 million, or six percent, from $131 million in 2023 to $139 million in 2024, mainly due to higher borrowing costs on revolving credit facilities due to higher drawn balances in 2024 compared to 2023. Unwinding of obligations increased by $2 million, or eight percent, from $26 million in 2023 to $28 million in 2024, mainly due to higher unwinding on the environmental restoration provisions.
Share of associates and joint ventures’ profit
Share of associates and joint ventures’ profit decreased by $52 million, or 25 percent, from a profit of $207 million in 2023 to a profit of $155 million in 2024, mainly as a result of a decrease in equity earnings of $53 million at Kibali due to an increase in
Kibali’s provision for taxes resulting from the application of a windfall tax, partially offset by an increase in equity earnings of $1 million at Rand Refinery (Pty) Limited.
Taxation
A taxation expense of $623 million was recorded in 2024, compared to a taxation expense of $285 million in 2023, which represents a $338 million increase. Current tax in 2024 amounted to an expense of $454 million, compared to an expense of
$217 million in 2023, which represents a $237 million increase. The increase in current tax was mainly due to higher taxable income resulting from the higher average gold price received and higher withholding taxes paid resulting from higher dividends declared. Deferred tax in 2024 amounted to an expense of $169 million, compared to an expense of $68 million in 2023, which represents a $101 million increase. The increase in deferred tax was mainly due to higher capital expenditure resulting in additional taxable temporary differences and derecognition of deferred tax assets on tax losses at Obuasi recognised in the prior year, as those losses will not be utilised in the future.
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
Revenue from product sales
Revenue from product sales (excluding non-managed joint ventures) marginally increased by $81 million, or two percent, from
$4,501 million in 2022 to $4,582 million in 2023, mainly as a result of an increase in gold income, partially offset by a decrease in by-product revenue. Gold income (excluding non-managed joint ventures) marginally increased by $92 million, or two percent, from $4,388 million in 2022 to $4,480 million in 2023. This marginal increase was mainly due to an increase in the average gold price received per ounce, partially offset by a decrease in ounces of gold sold. The average gold price received per ounce (excluding non-managed joint ventures) increased by $134 per ounce, from $1,793 per ounce during 2022 to
$1,927 per ounce in 2023, which resulted in an increase in gold income of $318 million. Gold sold (excluding non-managed joint ventures) decreased by 123,000 ounces, or five percent, from 2,447,000 ounces in 2022 to 2,324,000 ounces in 2023, which resulted in a decrease in gold income of $226 million. By-product revenue (excluding non-managed joint ventures)
decreased by $11 million, or ten percent, from $113 million in 2022 to $102 million in 2023, mainly due to a decrease in revenue from sulphuric acid in Brazil.
Revenue from product sales from the Africa operations (excluding non-managed joint ventures) marginally increased by $15 million, or one percent, from $2,388 million in 2022 to $2,403 million in 2023, mainly as a result of an increase in gold income.
Gold income (excluding non-managed joint ventures) marginally increased by $15 million, or one percent, from $2,385 million in 2022 to $2,400 million in 2023. This marginal increase was mainly due to an increase in the average gold price received per ounce, partially offset by lower ounces of gold sold. The increase in the average gold price received per ounce of $134 per ounce from 2022 to 2023 resulted in an increase in gold income of $189 million. Gold sold (excluding non-managed joint ventures) decreased by 97,000 ounces, or seven percent, from 1,330,000 ounces in 2022 to 1,233,000 ounces in 2023, which resulted in a decrease in gold income of $174 million. Except for Iduapriem, there was a decrease in gold production across all
Africa operations in 2023 when compared to 2022. For a discussion of the decrease in gold production at the Africa operations during 2023, see “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in 2023 with
2022”. By-product revenue (excluding non-managed joint ventures) of $3 million in 2023 remained unchanged from $3 million in 2022.
Revenue from product sales from the Americas operations decreased by $48 million, or four percent, from $1,142 million in
2022 to $1,094 million in 2023, mainly as a result of a decrease in gold income and by-product revenue. Gold income decreased by $37 million, or four percent, from $1,036 million in 2022 to $999 million in 2023. This decrease was mainly due to lower ounces of gold sold, partially offset by an increase in the average gold price received per ounce. Gold sold decreased by 44,000 ounces, or eight percent, from 578,000 ounces in 2022 to 534,000 ounces in 2023, which resulted in a decrease in gold income of $79 million. There was a decrease in gold production at Cerro Vanguardia , AGA Mineração and Serra Grande.
For a discussion of the decrease in gold production at the Americas operations during 2023, see “Item 5A: Operating Results
—Key factors affecting results—Comparison of gold production in 2023 with 2022”. The increase in the average gold price received per ounce of $134 per ounce from 2022 to 2023 resulted in an increase in gold income of $42 million. By-product revenue decreased by $11 million, or ten percent, from $106 million in 2022 to $95 million in 2023, mainly due to a decrease in sulphuric acid revenue from lower sulphuric acid production in Brazil.
Revenue from product sales from the Australia operations increased by $114 million, or 12 percent, from $971 million in 2022 to $1,085 million in 2023, mainly as a result of an increase in gold income. Gold income increased by $114 million, or 12 percent, from $967 million in 2022 to $1,081 million in 2023. This increase was mainly due to an increase in the average gold price received per ounce and higher ounces of gold sold. The increase in the average gold price received per ounce of $134 per ounce from 2022 to 2023 resulted in an increase in gold income of $82 million. Gold sold increased by 18,000 ounces, or three percent, from 539,000 ounces in 2022 to 557,000 ounces in 2023, which resulted in an increase in gold income of $32 million. There was an increase in gold production at Tropicana and at Sunrise Dam. For a discussion of the increase in gold production at the Australia operations during 2023, see “Item 5A: Operating Results—Key factors affecting results—
Comparison of gold production in 2023 with 2022”. By-product revenue of $4 million in 2023 remained unchanged from $4 million in 2022.

Cost of sales
Cost of sales (excluding non-managed joint ventures) increased by $175 million, or five percent, from $3,366 million in 2022 to
$3,541 million in 2023. This increase was primarily due to an increase in operating costs of $112 million, or four percent, from
$2,568 million in 2022 to $2,680 million in 2023, an increase in amortisation of tangible assets by $24 million, or four percent, from $555 million in 2022 to $579 million in 2023, an increase in environmental rehabilitation and other non-cash costs by $21 million, from nil in 2022 to $21 million in 2023, an inventory change of $18 million, or 60 percent, from a credit of $30 million in
2022 to a credit of $12 million in 2023 and an increase in royalties paid by $5 million, or three percent, from $185 million in
2022 to $190 million in 2023. This increase was partially offset by a decrease in amortisation of right of use assets by $3 million, or four percent, from $81 million in 2022 to $78 million in 2023 and a decrease in retrenchment costs by $2 million, or
33 percent, from $6 million in 2022 to $4 million in 2023.
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
This increase was mainly due to higher amortisation at Iduapriem (mainly due to higher gold production combined with higher deferred stripping amortisation at Teberebie Cut 2c which commenced in 2023) and at Obuasi (mainly due to the mining fleet and Mineral Reserve development amortisation as the assets were transferred from being under construction to Mineral
Reserve development assets in 2023 and the Obuasi redevelopment project continuing to ramp up to full production in 2023), partially offset by lower amortisation at Siguiri (mainly due to lower gold production), at Geita (mainly due to lower Mineral
Reserve development amortisation as a result of the implementation of a Full Asset Potential initiative), at Serra Grande
(mainly due to lower gold production) and at CdS (mainly due to reduction in asset cost due to the impairment that occurred during 2022 and 2023).
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
Net impairment, derecognition of assets and profit (loss) on disposal
Net impairment, derecognition of assets and profit (loss) on disposal was a loss of $315 million in 2022 as compared to a loss of $221 million in 2023, which represents a change of $94 million. Net impairment, derecognition of assets and profit (loss) on disposal in 2023 was mainly due to the impairment of the CdS mining complex of $47 million (gross of taxation), the impairment of Serra Grande of $105 million (gross of taxation), the net impairment of Cuiabá of $15 million (gross of taxation), the impairment of Gramalote of $25 million (gross of taxation) and loss on asset derecognitions in Brazil of $40 million during
2023, partially offset by profit on asset derecognitions in Siguiri of $5 million and profit on disposal of properties held in Brazil of $6 million during 2023. For further information on the impairment losses in Brazil during 2023, refer to “Item 18: Financial
Statements—Note 14—Tangible assets—Net impairment, derecognition of assets and profit (loss) on disposal”.
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
Taxation
A taxation expense of $285 million was recorded in 2023, compared to a taxation expense of $221 million in 2022, which represents a $64 million, or 29 percent, increase. Current tax in 2023 amounted to an expense of $217 million, compared to an expense of $231 million in 2022, which represents a $14 million, or six percent, decrease. The decrease in current tax was mainly due to higher capital allowances on capital expenditure in Tanzania. Deferred tax in 2023 amounted to an expense of
$68 million, compared to a deferred tax credit of $10 million in 2022, which represents a $78 million increase. The increase in deferred tax was mainly due to higher deferred tax liabilities and lower deferred tax assets on tax losses in Ghana.

Comparison of capital expenditure in 2024, 2023 and 2022
The following table presents capital expenditure data for AngloGold Ashanti for the three-year period ended
31 December 2024:

Capital expenditure data for managed operations and non- managed joint ventures	Year ended 31 December
(in $ millions)	2024	2023	2022
Managed operations (1)	1,090	1,042	1,028
Sustaining capital expenditure (2)	864	842	708
Non-sustaining capital expenditure (3)	226	200	320
Non-managed joint ventures	125	85	90
Sustaining capital expenditure	68	52	71
Non-sustaining capital expenditure	57	33	19

(1) At CdS, total capital expenditure amounted to nil, $21 million and $55 million for the financial years ended 31 December 2024, 2023 and 2022, respectively.
(2)At CdS, sustaining capital expenditure amounted to nil, $19 million and $55 million for the financial years ended 31 December 2024, 2023 and 2022, respectively.
(3)At CdS, non-sustaining capital expenditure amounted to nil, $2 million and nil for the financial years ended 31 December 2024, 2023 and 2022, respectively.
Comparison of capital expenditure in 2024 with 2023
Capital expenditure of managed operations increased by $48 million, or five percent, from $1,042 million in 2023 to $1,090 million in 2024. This increase was mainly due to an increase of $22 million in sustaining capital expenditure and an increase of
$26 million in non-sustaining capital expenditure. Capital expenditure of non-managed joint ventures increased by $40 million, or 47 percent, from $85 million in 2023 to $125 million in 2024. This increase was mainly due to an increase of $16 million in sustaining capital expenditure and an increase of $24 million in non-sustaining capital expenditure. The Kibali mine in the DRC was the only operating asset that was a non-managed joint venture in 2024 and 2023. Excluding CdS, capital expenditure of managed operations increased by $69 million, or seven percent, from $1,021 million in 2023 to $1,090 million in 2024.
In Africa – managed operations, capital expenditure increased by $64 million, or ten percent, from $625 million in 2023 to $689 million in 2024. At Iduapriem in Ghana, capital expenditure increased by $27 million, from $142 million in 2023 to $169 million in 2024, mainly due to higher non-sustaining capital expenditure on the Beposo TSF and higher sustaining capital expenditure related to community compensation payments and waste stripping activity at Ajopa, partially offset by lower waste stripping capital expenditure at Teberebie Cut 2b. At Obuasi in Ghana, capital expenditure decreased by $12 million, from $214 million in 2023 to $202 million in 2024, mainly due to lower expenditure on the mining fleet and a decrease in non-sustaining capital expenditure. At Siguiri in Guinea, capital expenditure increased by $24 million, from $78 million in 2023 to $102 million in 2024, mainly due to the acquisition of mining fleets for Block 1 and 2 to transition to the new owner mining operation model, higher waste stripping at Kami and Saraya and additional infrastructure capital in preparation for Block 3 execution. At Geita in
Tanzania, capital expenditure increased by $5 million, from $191 million in 2023 to $196 million in 2024, mainly due to an increase in sustaining capital expenditure primarily as a result of an increase in waste stripping, purchases of new equipment and investment in infrastructure development, partially offset by lower sustaining stay-in-business capital expenditure due to the completion of the Tanesco national power grid connection project and lower non-sustaining capital expenditure mainly from lower Geita Hill East Mineral Reserve development and exploration drilling due to a delay in the start-up of the Geita Hill East underground project. An additional $20 million of sustaining capital expenditure was incurred at the Sukari mine in Egypt since its acquisition in November 2024.
In Africa – non-managed joint ventures, capital expenditure at Kibali in the DRC increased by $40 million, from $85 million in
2023 to $125 million in 2024, mainly due to increased waste stripping capital expenditure and higher non-sustaining capital expenditure on the solar energy project and the cyanide recovery plant.
In the Americas, capital expenditure decreased by $45 million, or 18 percent, from $254 million in 2023 to $209 million in 2024.
At AGA Mineração in Brazil, capital expenditure decreased by $26 million, from $124 million in 2023 to $98 million in 2024, mainly due to capital expenditure reduction initiatives, the temporary suspension of gold concentrate processing and refining activities at the Queiroz metallurgical plant until September 2024 when the plant resumed operations and the CdS mine continuing to be on care and maintenance since August 2023. At Serra Grande in Brazil, capital expenditure decreased by $15 million, from $55 million in 2023 to $40 million in 2024, mainly due to lower volume of development and capital expenditure reduction initiatives. At Cerro Vanguardia in Argentina, capital expenditure decreased by $4 million, from $75 million in 2023 to
$71 million in 2024, mainly due to the heap leaching pad expansion in 2023. Excluding CdS, capital expenditure in the
Americas decreased by $24 million, or ten percent, from $233 million in 2023 to $209 million in 2024. Excluding CdS, capital expenditure at AGA Mineração decreased by $5 million, or five percent, from $103 million in 2023 to $98 million in 2024.

In Australia, capital expenditure increased by $18 million, or 13 percent, from $135 million in 2023 to $153 million in 2024. At
Sunrise Dam in Australia, capital expenditure increased by $18 million, from $47 million in 2023 to $65 million in 2024, mainly due to higher underground Mineral Reserve development and waste mining in the surface operation. At Tropicana in Australia, capital expenditure increased by $1 million, from $87 million in 2023 to $88 million in 2024, mainly due to the Havana growth project, partially offset by lower pre-stripping expenditure. At Australia other, capital expenditure decreased by $1 million, from
$1 million in 2023 to nil in 2024, mainly due to lower exploration equipment expenditure.
In Projects, capital expenditure increased by $11 million, or 41 percent, from $27 million in 2023 to $38 million in 2024. Capital expenditure for the Colombian projects increased by $2 million, or 18 percent, from $11 million in 2023 to $13 million in 2024, mainly due to the purchase of land. Capital expenditure for the Nevada projects increased by $9 million, from $16 million in
2023 to $25 million in 2024, mainly due to capital expenditure incurred on the North Bullfrog and Expanded Silicon projects.
Comparison of capital expenditure in 2023 with 2022
Capital expenditure of managed operations marginally increased by $14 million, or one percent, from $1,028 million in 2022 to
$1,042 million in 2023. This marginal increase was mainly due to an increase of $134 million in sustaining capital expenditure and a decrease of $120 million in non-sustaining capital expenditure. Capital expenditure of non-managed joint ventures decreased by $5 million, or six percent, from $90 million in 2022 to $85 million in 2023. This decrease was mainly due to a decrease of $19 million in sustaining capital expenditure and an increase of $14 million in non-sustaining capital expenditure.
The Kibali mine in the DRC was the only operating asset that was a non-managed joint venture in 2023 and 2022. Excluding
CdS, capital expenditure of managed operations increased by $48 million, or five percent, from $973 million in 2022 to $1,021 million in 2023.
In Africa – managed operations, capital expenditure increased by $139 million, or 29 percent, from $486 million in 2022 to
$625 million in 2023. At Iduapriem in Ghana, capital expenditure decreased by $4 million, from $146 million in 2022 to $142 million in 2023, mainly due to lower waste stripping at Teberebie Cut 2c and lower non-sustaining capital expenditure for work relating to buttressing the TSF, partially offset by higher waste stripping activities at Block 5 and Ajopa. At Obuasi in Ghana, capital expenditure increased by $55 million, from $159 million in 2022 to $214 million in 2023, mainly due to the mining fleet acquisition and an increase in Mineral Reserve development and underground infrastructure development, partially offset by lower expenditure on Phase 3 of the Obuasi redevelopment project. At Siguiri in Guinea, capital expenditure increased by $51 million, from $27 million in 2022 to $78 million in 2023, mainly due to higher waste stripping activities at Bidini and Saraya, increased sustaining capital expenditure to restore plant operations following the CIL tank failure, extend the life of the TSF to
2037 and transition to an owner mining operation model (instead of using contractors) to improve productivity. At Geita in
Tanzania, capital expenditure increased by $37 million, from $154 million in 2022 to $191 million in 2023, mainly due to an increase in sustaining capital expenditure primarily as a result of an increase in waste stripping, the TSF lift and the Tanesco national power grid connection project, partially offset by lower non-sustaining capital expenditure mainly due to the
Nyamulilima open pit being commissioned during 2022.
In Africa – non-managed joint ventures, capital expenditure at Kibali in the DRC decreased by $5 million, from $90 million in
2022 to $85 million in 2023, mainly due to lower waste stripping and Mineral Reserve development costs capitalised, partially offset by higher non-sustaining capital expenditure on exploration, the cyanide recovery plant and a solar energy project.
In the Americas, capital expenditure decreased by $68 million, or 21 percent, from $322 million in 2022 to $254 million in 2023.
At AGA Mineração in Brazil, capital expenditure decreased by $75 million, from $199 million in 2022 to $124 million in 2023, mainly due to the then continuing suspension of gold concentrate processing and refining activities at the Queiroz metallurgical plant, the CdS mine being placed on care and maintenance in August 2023 and lower investment in TSF projects. At Serra
Grande in Brazil, capital expenditure decreased by $2 million, from $57 million in 2022 to $55 million in 2023, mainly due to lower TSF expenditure. At Cerro Vanguardia in Argentina, capital expenditure increased by $9 million, from $66 million in 2022 to $75 million in 2023, mainly due to higher expenditure on the heap leaching pad expansion and higher waste stripping capital expenditure compared to 2022. Excluding CdS, capital expenditure in the Americas decreased by $34 million, or 13 percent, from $267 million in 2022 to $233 million in 2023. Excluding CdS, capital expenditure at AGA Mineração decreased by $41 million, or 28 percent, from $144 million in 2022 to $103 million in 2023.
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
Comparison of operating performance on a segment basis for 2024, 2023 and 2022
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographical segments. Therefore, information regarding separate geographical segments is provided.
Gold income

(in millions)	Year ended 31 December
	2024		2023		2022
	$	percent	$	percent	$	percent
Geographical analysis of gold income by origin is as follows:
Africa	3,756	66	3,068	69	2,981	68
Australia	1,394	25	1,081	24	967	22
Americas	1,264	22	999	22	1,036	24
	6,414		5,148		4,984
Less: Equity-accounted joint ventures included above	(741)	(13)	(668)	(15)	(596)	(14)
	5,673	100	4,480	100	4,388	100
Assets

(in millions)	Year ended 31 December
	2024		2023		2022
	$	percent	$	percent	$	percent
Geographical analysis of assets by origin is as follows:
Africa	9,081	69	4,414	54	4,035	50
Australia	845	6	942	12	960	12
Americas	1,460	11	1,254	15	1,395	18
Projects	991	8	833	10	872	11
Other, including non-gold producing managed operations	780	6	732	9	751	9
Total assets	13,157	100	8,175	100	8,013	100
Non-GAAP analysis
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. See
“Presentation of information—Non-GAAP financial measures” for additional information about the use of Non-GAAP financial measures and “—Reconciliations” below for reconciliations. Refer to “Glossary of selected terms—Financial terms—Total cash costs”, “Glossary of selected terms—Financial terms—All-in sustaining costs”, “Glossary of selected terms—Financial terms—
Average gold price received per ounce”, “Glossary of selected terms—Financial terms—Sustaining capital (expenditure)” and
“Glossary of selected terms—Financial terms—Non-sustaining capital (expenditure)” for definitions.

The following table presents selected total operating data for the AngloGold Ashanti Group for the three-year period ended 31
December 2024:

Operating data for AngloGold Ashanti operations - Total	Year ended 31 December
	2024	2023	2022
Cost of sales (million US dollars) - Managed operations	3,726	3,541	3,366
Cost of sales (million US dollars) - Managed operations excluding CdS(2)	3,726	3,437	3,203
Cost of sales (million US dollars) - Non-managed joint ventures	380	372	342
All-in sustaining costs per ounce ($/oz) - Managed operations(1)	1,672	1,657	1,438
All-in sustaining costs per ounce ($/oz) - Managed operations excluding CdS (1) (2)	1,672	1,634	1,396
All-in sustaining costs per ounce ($/oz) - Non-managed joint ventures(1)	1,146	951	979
Total cash costs per ounce ($/oz) - Managed operations(1)	1,187	1,181	1,070
Total cash costs per ounce ($/oz) - Managed operations excluding CdS(1) (2)	1,187	1,162	1,045
Total cash costs per ounce ($/oz) - Non-managed joint ventures(1)	935	802	725
(1)“All-in sustaining costs per ounce” and “total cash costs per ounce” are non-GAAP financial measures. For a detailed reconciliation of “all-in sustaining costs per ounce” and “total cash costs per ounce” for the Company’s total operations (managed operations/non-managed joint ventures) for each of the three financial years in the period ended 31 December 2024, refer to the relevant “AngloGold Ashanti operations - Total” tables below.
(2)Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
Comparison of operating performance on a segment basis in 2024 with 2023
Cost of sales
Overall, the managed operations’ cost of sales increased by $185 million, or five percent, from $3,541 million in 2023 to $3,726 million in 2024. For a discussion of the breakdown of cost of sales for managed operations during 2024, see “Item 5A:
Operating Results—Comparison of financial performance in 2024 with 2023—Cost of sales”. Excluding CdS, the managed operations’ cost of sales increased by $289 million, or eight percent, from $3,437 million in 2023 to $3,726 million in 2024.
In Africa - managed operations, cost of sales increased by $185 million, or 11 percent, from $1,739 million in 2023 to $1,924 million in 2024. This increase was largely due to the acquisition of the Sukari mine in Egypt in November 2024, higher amortisation of intangible assets, increased royalties paid and increased labour cost, partially offset by an increase in capitalised Mineral Reserve development costs. The Sukari mine contributed an incremental $83 million of cost of sales since its acquisition in November 2024.
At Iduapriem in Ghana, cost of sales decreased by $36 million, or nine percent, from $387 million in 2023 to $351 million in
2024. Cost of sales at Iduapriem decreased year-on-year mainly due to lower amortisation of tangible assets as a result of lower gold production due to ore supply challenges and lower deferred stripping amortisation at Teberebie Cut 2a, partially offset by an increase in rehabilitation and other non-cash costs due to a change in the restoration provision resulting from changes in the discount rates and mine plan and higher mining contractor costs.
At Obuasi in Ghana, cost of sales increased by $47 million, or 15 percent, from $313 million in 2023 to $360 million in 2024.
Cost of sales at Obuasi increased year-on-year mainly due to higher amortisation and increased labour, material, power and contractor costs due to an increase of nine percent in tonnes mined and a one percent increase in tonnes treated, partially offset by an increase in capitalised Mineral Reserve development costs.
At Siguiri in Guinea, cost of sales increased by $45 million, or ten percent, from $473 million in 2023 to $518 million in 2024.
Cost of sales at Siguiri increased year-on-year mainly due to higher mining and rehandle costs resulting from a 35 percent increase in tonnes mined and one percent increase in tonnes treated, increased royalties paid as well as increased amortisation on mining and waste capital assets, partially offset by favourable inventory movements.
At Geita in Tanzania, cost of sales increased by $46 million, or eight percent, from $566 million in 2023 to $612 million in 2024.
Cost of sales at Geita increased year-on-year mainly due to increased amortisation on deferred waste stripping assets, Mineral
Reserve development, heavy mining equipment and leased assets, an increase in rehabilitation and other non-cash costs due to a change in the restoration provision resulting from changes in the discount rates and mine plan and an increase in royalties paid.
In Africa - non-managed joint ventures, cost of sales marginally increased by $8 million, or two percent, from $372 million in
2023 to $380 million in 2024. This marginal increase was mainly due to higher operating costs resulting from higher open-pit volumes mined, unfavourable inventory movements and higher royalties paid. The Kibali mine in the DRC was the only operating asset in Africa - non-managed joint ventures in 2024 and 2023.

In the Americas, cost of sales decreased by $73 million, or eight percent, from $931 million in 2023 to $858 million in 2024.
This decrease was mainly due to lower operating costs achieved from the Full Asset Potential initiative and favourable exchange rates against the US dollar, partially offset by higher direct costs as a result of inflationary pressures in Argentina, increased costs arising from the resumption of gold concentrate processing and refining activities at the Queiroz metallurgical plant in September 2024, increased royalties paid resulting from increased gold sales and higher amortisation charges.
Excluding CdS, cost of sales in the Americas increased by $31 million, or four percent, from $827 million in 2023 to $858 million in 2024.
At AGA Mineração in Brazil, cost of sales decreased by $101 million, or 22 percent, from $453 million in 2023 to $352 million in
2024. Cost of sales at AGA Mineração decreased year-on-year mainly due to cost reduction initiatives on labour and insourcing operational activities as well as an average eight percent weakening of the Brazilian real against the US dollar, partially offset by lower gold production, increased royalties paid resulting from the increase in the average gold price received per ounce and higher amortisation for the Cuiabá mine complex as a result of the resumption of processing and refining of gold concentrate at the Queiroz metallurgical plant in September 2024. Excluding CdS, cost of sales at AGA Mineração marginally increased by $3 million, or one percent, from $349 million in 2023 to $352 million in 2024.
At Serra Grande in Brazil, cost of sales decreased by $33 million, or 20 percent, from $169 million in 2023 to $136 million in
2024. Cost of sales at Serra Grande decreased year-on-year mainly due to lower variable costs resulting from reduced mining and processing volumes. In addition, cost savings were achieved through insourcing underground development activities, which reduced contractor costs, and lower expenditure on technical consulting services related to Full Asset Potential initiatives conducted in 2023. Additionally, an average eight percent weakening of the Brazilian real against the US dollar and reduced costs for consumables and services further contributed to the improvement in cost of sales.
At Cerro Vanguardia in Argentina, cost of sales increased by $61 million, or 20 percent, from $307 million in 2023 to $368 million in 2024. Cost of sales at Cerro Vanguardia increased year-on-year mainly due to higher direct costs as a result of inflationary pressures, higher royalties paid and higher amortisation as a result of higher gold production and the heap leach pad expansion, which started to be amortised in 2024. This increase was partially offset by an average 212 percent weakening of the Argentinean peso against the US dollar.
In the Americas other segment, cost of sales of $2 million in 2024 remained unchanged from $2 million in 2023.
In Australia, cost of sales increased by $78 million, or nine percent, from $867 million in 2023 to $945 million in 2024. This increase was mainly due to higher operating costs in the underground mine, higher amortisation and unfavourable inventory movements. A significant rain event during the first half of 2024 had an unfavourable impact on cost of sales at both Australian operations, particularly at Tropicana.
At Sunrise Dam in Australia, cost of sales increased by $31 million, or eight percent, from $399 million in 2023 to $430 million in 2024. Cost of sales at Sunrise Dam increased year-on-year primarily due to higher operating costs in the underground mine resulting from longer haul distances, ground support requirements, plant shutdown activities during 2024 and higher amortisation, partially offset by higher surface mining costs capitalised.
At Tropicana in Australia, cost of sales increased by $41 million, or nine percent, from $438 million in 2023 to $479 million in
2024. Cost of sales at Tropicana increased year-on-year mainly due to higher underground and surface mining costs resulting from longer haul distances, higher amortisation and unfavourable inventory movements.
In the Australia other segment, cost of sales increased by $6 million, or 20 percent, from $30 million in 2023 to $36 million in
2024. Costs of sales in the Australia other segment increased year-on-year mainly due to increased global IT and other charges, and additional audit fees.
All-in sustaining costs per ounce
All-in sustaining costs per ounce are impacted by cost of sales, sustaining capital expenditure and ounces of gold sold. For a discussion of cost of sales for managed operations during 2024, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2024 with 2023—Cost of sales”. For a discussion of capital expenditure for managed operations during 2024, see “Item 5A: Operating Results—Comparison of capital expenditure in 2024, 2023 and 2022—
Comparison of capital expenditure in 2024 with 2023”. For a discussion of gold production, see “Item 5A: Operating Results—
Key factors affecting results—Comparison of gold production in 2024 with 2023”.
Overall, the managed operations’ all-in sustaining costs marginally increased by $15 per ounce, or one percent, from $1,657 per ounce in 2023 to $1,672 per ounce in 2024. Excluding CdS, the managed operations’ all-in sustaining costs marginally increased by $38 per ounce, or two percent, from $1,634 per ounce in 2023 to $1,672 per ounce in 2024. This marginal increase was mainly due to an increase in cost of sales and an increase in sustaining capital expenditure, partially offset by an increase in ounces of gold sold. Excluding CdS, sustaining capital expenditure for the managed operations increased year-on-
year mainly due to higher waste stripping expenditure at Iduapriem, Siguiri, Geita and Sunrise Dam and the acquisition of mining fleets at Siguiri. Additional sustaining capital expenditure was incurred at the Sukari mine in Egypt since its acquisition in November 2024. Excluding CdS, gold sold for the managed operations increased by 89,000 ounces, or four percent, from
2,281,000 ounces in 2023 to 2,370,000 ounces in 2024. This increase was mainly due to incremental gold production from the acquisition of the Sukari mine in November 2024 and higher gold production from Siguiri, AGA Mineração, Cerro Vanguardia,
Sunrise Dam and Tropicana, partially offset by lower gold production from Iduapriem, Obuasi, Geita and Serra Grande.
In Africa - managed operations, all-in sustaining costs increased by $133 per ounce, or eight percent, from $1,576 per ounce in
2023 to $1,709 per ounce in 2024. This increase was mainly due to an increase in cost of sales and an increase in sustaining capital expenditure, partially offset by an increase in ounces of gold sold. At Iduapriem in Ghana, sustaining capital expenditure increased year-on-year mainly due to a community compensation payment and higher waste stripping expenditure at Ajopa, partially offset by lower waste stripping at Teberebie Cut 2b. At Obuasi in Ghana, sustaining capital expenditure decreased year-on-year mainly due to lower expenditure on the mining fleet. At Siguiri in Guinea, sustaining capital expenditure increased year-on-year mainly due to the acquisition of mining fleets for Block 1 and 2, higher waste stripping activities and additional infrastructure capital in preparation for Block 3 execution. At Geita in Tanzania, sustaining capital expenditure increased year-on-year mainly due to an increase in waste stripping and additional infrastructure capital, partially offset by completion of the Tanesco national power grid connection project. Gold sold in Africa - managed operations marginally increased by 22,000 ounces, or two percent, from 1,233,000 ounces in 2023 to 1,255,000 ounces in 2024. This marginal increase was mainly due to increased gold production at Siguiri and incremental gold production from the acquisition of the Sukari mine in November 2024, partially offset by decreased gold production at Iduapriem, Obuasi and Geita. Additional sustaining capital expenditure was incurred at the Sukari mine in Egypt since its acquisition in November 2024.
In Africa - non-managed joint ventures, all-in sustaining costs increased by $195 per ounce, or 21 percent, from $951 per ounce in 2023 to $1,146 per ounce in 2024. This increase was mainly due to an increase in cost of sales, higher sustaining capital expenditure and a decrease in ounces of gold sold. Sustaining capital expenditure in Africa - non-managed joint ventures increased year-on-year mainly due to higher waste stripping capitalisation. Gold sold in Africa - non-managed joint ventures decreased by 34,000 ounces, or ten percent, from 343,000 ounces in 2023 to 309,000 ounces in 2024. This decrease was mainly due to lower gold production at the Kibali mine. The Kibali mine in the DRC was the only operating asset in Africa - non-managed joint ventures in 2024 and 2023.
In the Americas, all-in sustaining costs decreased by $291 per ounce, or 16 percent, from $1,805 per ounce in 2023 to $1,514 per ounce in 2024. Excluding CdS, all-in sustaining costs in the Americas decreased by $196 per ounce, or 11 percent, from
$1,710 per ounce in 2023 to $1,514 per ounce in 2024. This decrease was mainly due to a decrease in sustaining capital expenditure, an increase in ounces of gold sold and a decrease in cost of sales. Excluding CdS, at AGA Mineração in Brazil, sustaining capital expenditure decreased year-on-year mainly due to capital expenditure reduction initiatives and the temporary suspension of gold concentrate processing and refining activities at the Queiroz metallurgical plant until September
2024 when the plant resumed operations. At Serra Grande in Brazil, sustaining capital expenditure decreased year-on-year mainly due to lower volume of development and capital expenditure reduction initiatives. At Cerro Vanguardia in Argentina, sustaining capital expenditure decreased year-on-year mainly due to expenditure on heap leaching pad expansion in 2023 not repeated in 2024. Excluding CdS, gold sold in the Americas increased by 46,000 ounces, or nine percent, from 491,000 ounces in 2023 to 537,000 ounces in 2024. This increase was mainly due to higher gold production from AGA Mineração and
Cerro Vanguardia, partially offset by lower gold production from Serra Grande.
In Australia, all-in sustaining costs increased by $39 per ounce, or three percent, from $1,487 per ounce in 2023 to $1,526 per ounce in 2024. This increase was mainly due to an increase in cost of sales and an increase in sustaining capital expenditure, partially offset by an increase in ounces of gold sold. Sustaining capital expenditure increased in Australia year-on-year mainly due to higher underground Mineral Reserve development and waste mining in the surface operation at Sunrise Dam, partially offset by lower pre-stripping expenditure at Tropicana. Gold sold in Australia increased by 21,000 ounces, or four percent, from
557,000 ounces in 2023 to 578,000 ounces in 2024. This increase was mainly due to higher gold production at Sunrise Dam and Tropicana.
Total cash costs per ounce
The currencies of Brazil, Argentina and Australia were, on average, weaker against the US dollar during 2024 as compared to
2023. Excluding CdS, total gold production in 2024 was higher as compared to 2023. These factors positively impacted total cash costs per ounce for 2024. For a discussion of gold production during 2024, see “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in 2024 with 2023”.
Overall, the managed operations’ total cash costs marginally increased by $6 per ounce, or less than one percent, from $1,181 per ounce in 2023 to $1,187 per ounce in 2024. Excluding CdS, the managed operations’ total cash costs marginally increased by $25 per ounce, or two percent, from $1,162 per ounce in 2023 to $1,187 per ounce in 2024. This marginal increase was mainly due to higher costs related to labour, material and contractors as a result of inflationary pressures, and the impact of higher royalties paid, driven by the increase in the average gold price received per ounce.

In Africa - managed operations, total cash costs increased by $74 per ounce, or seven percent, from $1,138 per ounce in 2023 to $1,212 per ounce in 2024. This increase was mainly due to higher operating costs related to labour, mining contractor costs and higher royalties paid, partially offset by an overall increase of 17,000 ounces in gold production.
At Iduapriem in Ghana, total cash costs increased by $175 per ounce, or 19 percent, from $943 per ounce in 2023 to 1,118 per ounce in 2024. Total cash costs per ounce increased year-on-year mainly due to lower gold production and higher operating costs. Operating costs increased mainly due to mining contractor costs, higher inventory movements due to reduced ore delivery, and higher royalties paid as a result of a higher average gold price received per ounce. This increase was partially offset by cost savings in fuel, power, service, and refinery expenses, as well as the earlier-than expected completion of certain consultancy activities, and lower labour costs.
At Obuasi in Ghana, total cash costs increased by $100 per ounce, or nine percent, from $1,114 per ounce in 2023 to $1,214 per ounce in 2024. Total cash costs per ounce increased year-on-year mainly due to lower gold production and higher labour, material and contractor costs. Elevated reagent, cement and power costs, and increased underground development expenses were partially offset by lower consumption of other materials and stores.
At Siguiri in Guinea, total cash costs increased by $53 per ounce, or three percent, from $1,650 per ounce in 2023 to $1,703 per ounce in 2024. Total cash costs per ounce increased year-on-year mainly due to higher mining and rehandle costs resulting from a 35 percent increase in tonnes mined and one percent more tonnes treated, partially offset by higher gold production.
At Geita in Tanzania, total cash costs of $984 per ounce in 2024 remained unchanged from $984 per ounce in 2023, though individual cost components varied. This was primarily due to a decrease in labour, reagents, stores and fuel costs, and higher inventory credits, offset by higher royalties paid and higher production taxes resulting from a higher average gold price received per ounce.
The Sukari mine in Egypt, acquired in November 2024, incurred total cash costs of $1,165 per ounce in 2024. An incremental
40,000 ounces of gold production by the mine partially offset the increase in total cash costs per ounce for Africa - managed operations for 2024.
In Africa - non-managed joint ventures, total cash costs increased by $133 per ounce, or 17 percent, from $802 per ounce in
2023 to $935 per ounce in 2024. This increase was mainly due to higher operating costs and lower production volumes. The cost increase was primarily attributable to greater open pit mining volumes, reduced stockpile credits due to less full-grade ore mined and a higher stripping ratio, partially offset by increased waste-stripping capital credits. The Kibali mine in the DRC was the only operating asset in Africa - non-managed joint ventures in 2024 and 2023.
In the Americas, total cash costs decreased by $180 per ounce, or 15 percent, from $1,207 per ounce in 2023 to $1,027 per ounce in 2024. Excluding CdS, total cash costs in the Americas decreased by $95 per ounce, or eight percent, from $1,122 per ounce in 2023 to $1,027 per ounce in 2024. This decrease was mainly due to higher by-product revenue, lower operating costs mainly due to cost reduction initiatives and an average eight percent weakening of the Brazilian real and an average 212 percent weakening of the Argentinean peso against the US dollar.
At AGA Mineração in Brazil, total cash costs decreased by $334 per ounce, or 28 percent, from $1,210 per ounce in 2023 to
$876 per ounce in 2024. Excluding CdS, total cash costs at AGA Mineração decreased by $165 per ounce, or 16 percent, from
$1,041 per ounce in 2023 to $876 per ounce in 2024. Excluding CdS, total cash costs per ounce were lower year-on-year mainly due to increased gold production, lower operating costs related to contractors, lower costs related to legal compliance activities (including TSF management and emergency planning measures) as well as an average eight percent weakening of the Brazilian real against the US dollar, partially offset by increased labour costs.
At Serra Grande in Brazil, total cash costs decreased by $87 per ounce, or six percent, from $1,498 per ounce in 2023 to
$1,411 per ounce in 2024. Total cash costs per ounce decreased year-on-year mainly due to cost savings achieved through insourcing underground development activities, lower expenditure on technical consulting services related to Full Asset
Potential initiatives and lower consumable stores and services costs, partially offset by lower gold production. The average eight percent weakening of the Brazilian real against the US dollar also had a favourable impact on total costs.
At Cerro Vanguardia in Argentina, total cash costs increased by $28 per ounce, or three percent, from $1,045 per ounce in
2023 to $1,073 per ounce in 2024. Total cash costs per ounce were higher year-on-year mainly due to cost increases related to wages, materials and services, higher royalties paid and greater consumption of materials and services due to higher mining activity. These increases were partially offset by increased gold production, higher by-product revenue and an average 212 percent weakening of the  Argentinean peso against the US dollar.
In Australia, total cash costs increased by $36 per ounce, or three percent, from $1,251 per ounce in 2023 to $1,287 per ounce in 2024, mainly due to higher underground and surface mining costs, as well as logistical challenges, partially offset by a

10,000 ounce increase in gold production. The Australian operations, particularly Tropicana, were impacted by a significant rain event that disrupted surface, underground and milling activities during the first half of 2024.
At Sunrise Dam in Australia, total cash costs marginally increased by $25 per ounce, or two percent, from $1,318 per ounce in
2023 to $1,343 per ounce in 2024. Total cash costs per ounce were marginally higher year-on-year mainly due to higher operating costs in the underground mine resulting from longer haul distances, additional ground support requirements and plant shutdown activities during 2024, partially offset by higher gold production.
At Tropicana in Australia, total cash costs marginally increased by $27 per ounce, or two percent, from $1,105 per ounce in
2023 to $1,132 per ounce in 2024. Total cash costs per ounce marginally increased year-on-year mainly due to higher underground and surface mining costs driven by longer haul distances, partially offset by a marginal increase in gold production.
Comparison of operating performance on a segment basis in 2023 with 2022
Cost of sales
Overall, the managed operations’ cost of sales increased by $175 million, or five percent, from $3,366 million in 2022 to $3,541 million in 2023. For a discussion of the breakdown of cost of sales for managed operations during 2023, see “Item 5A:
Operating Results—Comparison of financial performance in 2023 with 2022—Cost of sales”. Excluding CdS, the managed operations’ cost of sales increased by $234 million, or seven percent, from $3,203 million in 2022 to $3,437 million in 2023.
In Africa - managed operations, cost of sales increased by $73 million, or four percent, from $1,666 million in 2022 to $1,739 million in 2023. This increase was largely due to the higher open pit and underground ore tonnes mined as well as higher operating costs related to labour, contractors, commodity prices, consumable stores and services and higher amortisation of tangible assets.
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
Cost of sales at Obuasi increased year-on-year mainly due to increased stoping activities during 2023 as the mine continued
to ramp up. Amortisation of heavy mining equipment increased mainly due to mining fleet and Mineral Reserve development amortisation as the assets were transferred from being under construction to Mineral Reserve development assets in 2023.
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
In Africa - non-managed joint ventures, cost of sales increased by $30 million, or nine percent, from $342 million in 2022 to
$372 million in 2023. This increase was mainly due to higher operating costs relating to oil and commodity prices related to diesel and reagent consumption costs, higher royalties paid and higher amortisation of tangible assets, partially offset by favourable ore stockpile movements. The Kibali mine in the DRC was the only operating asset in Africa - non-managed joint ventures in 2023.
In the Americas, cost of sales marginally increased by $18 million, or two percent, from $913 million in 2022 to $931 million in
2023. This marginal increase was mainly due to higher operating costs relating to labour, contractors, consumable stores and services and an average three percent strengthening of the Brazilian real against the US dollar. This increase was partially offset by lower operating costs due to the then continuing suspension of gold concentrate processing and refining activities at the Queiroz metallurgical plant and the CdS mine being placed on care and maintenance in August 2023 as well as an average 124 percent weakening of the Argentinean peso against the US dollar. Excluding CdS, cost of sales in the Americas increased by $77 million, or ten percent, from $750 million in 2022 to $827 million in 2023.
At AGA Mineração in Brazil, cost of sales decreased by $24 million, or five percent, from $477 million in 2022 to $453 million in
2023. Cost of sales at AGA Mineração decreased year-on-year mainly due to lower royalties paid, lower amortisation of tangible assets due to the impact of impairments recognised in 2022 and 2023 as well as lower operating costs due to the then continuing suspension of gold concentrate processing and refining activities at the Queiroz metallurgical plant and the CdS mine being placed on care and maintenance in August 2023, partially offset by higher operating costs relating to labour, contractors and consumable stores, additional costs to produce and sell gold-in-concentrate, additional operating costs related to TSF management and an average three percent strengthening of the Brazilian real against the US dollar. Excluding CdS, cost of sales at AGA Mineração increased by $35 million, or 11 percent, from $314 million in 2022 to $349 million in 2023.
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
In the Australia other segment, cost of sales of $30 million in 2023 remain unchanged from $30 million in 2022.
All-in sustaining costs per ounce
All-in sustaining costs per ounce are impacted by cost of sales, sustaining capital expenditure and ounces of gold sold. For a discussion of cost of sales for managed operations during 2023, see “Item 5A: Operating Results—Comparison of operating performance on a segment basis in 2023 with 2022—Cost of sales”. For a discussion of capital expenditure for managed operations during 2023, see “Item 5A: Operating Results—Comparison of capital expenditure in 2024, 2023 and 2022—
Comparison of capital expenditure in 2023 with 2022”. For a discussion of gold production, see “Item 5A: Operating Results—
Key factors affecting results—Comparison of gold production in 2023 with 2022”.
Overall, the managed operations’ all-in sustaining costs increased by $219 per ounce, or 15 percent, from $1,438 per ounce in
2022 to $1,657 per ounce in 2023. Excluding CdS, the managed operations’ all-in sustaining costs increased by $238, or 17 percent, from $1,396 per ounce in 2022 to $1,634 per ounce in 2023. This increase was mainly due to an increase in cost of sales and sustaining capital expenditure and a decrease in ounces of gold sold. Excluding CdS, sustaining capital expenditure for the managed operations increased year-on-year mainly due to higher waste stripping expenditure at Iduapriem, Siguiri,
Geita, Cerro Vanguardia and Tropicana, the mining fleet acquisition at Obuasi, increased capital expenditure to restore plant operations following the CIL tank failure at Siguiri, the TSF lift and the Tanesco national power grid connection project at Geita, partially offset by decreased capital expenditure resulting from lower investment in TSF projects at AGA Mineração. Excluding
CdS, gold sold for the managed operations decreased by 97,000 ounces, or four percent, from 2,378,000 ounces in 2022 to

2,281,000 ounces in 2023. This decrease was mainly due to lower gold production from Obuasi, Siguiri, Geita, Serra Grande and Cerro Vanguardia, partially offset by higher gold production from Iduapriem, AGA Mineração, Sunrise Dam and Tropicana.
In Africa - managed operations, all-in sustaining costs increased by $280 per ounce, or 22 percent, from $1,296 per ounce in
2022 to $1,576 per ounce in 2023. This increase was mainly due to an increase in cost of sales, an increase in sustaining capital expenditure and a decrease in ounces of gold sold. Sustaining capital expenditure in Africa - managed operations increased as the region continued to implement its reinvestment programme. At Iduapriem in Ghana, sustaining capital expenditure increased year-on-year mainly due to higher waste stripping expenditure in Block 5 and Ajopa, partially offset by lower waste stripping at Teberebie Cut 2c. At Obuasi in Ghana, sustaining capital expenditure increased year-on-year mainly due to the mining fleet acquisition and an increase in underground infrastructure development. At Siguiri in Guinea, sustaining capital expenditure increased year-on-year mainly due to higher waste stripping activities at Bidini and Saraya, increased sustaining capital expenditure to restore plant operations following the CIL tank failure, extend the life of the TSF to 2037 and transition to an owner mining operation model (instead of using contractors) to improve productivity. At Geita in Tanzania, sustaining capital expenditure increased year-on-year mainly due to an increase in waste stripping, the TSF lift and the
Tanesco national power grid connection project. Gold sold in Africa - managed operations decreased by 97,000 ounces, or seven percent, from 1,330,000 ounces in 2022 to 1,233,000 ounces in 2023. This decrease was largely due to lower gold production across all operations in Africa other than Iduapriem.
In Africa - non-managed joint ventures, all-in sustaining costs decreased by $28 per ounce, or three percent, from $979 per ounce in 2022 to $951 per ounce in 2023. This decrease was mainly due to lower sustaining capital expenditure and an increase in ounces of gold sold, partially offset by higher cost of sales. Sustaining capital expenditure in Africa - non-managed joint ventures decreased year-on-year mainly due to lower waste stripping and Mineral Reserve development costs capitalised. Gold sold in Africa - non-managed joint ventures increased by 11,000 ounces, or three percent, from 332,000 ounces in 2022 to 343,000 ounces in 2023. This increase was mainly due to higher gold production from Kibali. The Kibali mine in the DRC was the only operating asset in Africa - non-managed joint ventures in 2023 and 2022.
In the Americas, all-in sustaining costs increased by $97 per ounce, or six percent, from $1,708 per ounce in 2022 to $1,805 per ounce in 2023. Excluding CdS, all-in sustaining costs in the Americas increased by $161 per ounce, or ten percent, from
$1,549 per ounce in 2022 to $1,710 per ounce in 2023. This increase was mainly due to an increase in cost of sales and a decrease in ounces of gold sold, partially offset by a decrease in sustaining capital expenditure. Excluding CdS, sustaining capital expenditure in the Americas decreased year-on-year as the region had lower investment in TSF projects in 2023 as compared to 2022. Excluding CdS, at AGA Mineração in Brazil, sustaining capital expenditure decreased year-on-year mainly due to the lower investment in TSF projects.  At Serra Grande in Brazil, sustaining capital expenditure decreased year-on-year mainly due to lower TSF expenditure. At Cerro Vanguardia in Argentina, sustaining capital expenditure increased year-on-year mainly due to higher expenditure on heap leaching pad expansion and higher waste stripping capital expenditure compared to
2022. Excluding CdS, gold sold in the Americas decreased by 18,000 ounces, or four percent, from 509,000 ounces in 2022 to
491,000 ounces in 2023. This decrease was mainly due to lower gold production from Serra Grande and Cerro Vanguardia, partially offset by higher gold production from AGA Mineração.
In Australia, all-in sustaining costs increased by $142 per ounce, or 11 percent, from $1,345 per ounce in 2022 to $1,487 per ounce in 2023. This increase was mainly due to an increase in cost of sales and sustaining capital expenditure, partially offset by an increase in ounces of gold sold. Sustaining capital expenditure increased in Australia year-on-year mainly due to higher stripping and pre-stripping expenditure. At Sunrise Dam in Australia, sustaining capital expenditure decreased year-on-year mainly due to lower Mineral Reserve development. At Tropicana in Australia, sustaining capital expenditure increased year-on-
year mainly due to higher stripping and pre-stripping expenditure. Gold sold in Australia increased by 18,000 ounces, or three percent, from 539,000 ounces in 2022 to 557,000 ounces in 2023. This increase was mainly due to higher gold production at
Sunrise Dam and Tropicana.
Total cash costs per ounce
The currency of Brazil was, on average, stronger against the US dollar during 2023 as compared to 2022, which negatively impacted total cash costs per ounce for 2023. This negative impact was partially offset by the currencies of Argentina and
Australia being, on average, weaker against the US dollar during 2023 as compared to 2022. Total  gold production in 2023 was lower as compared to 2022, which negatively impacted total cash costs per ounce for 2023. For a discussion of gold production during 2023, see “Item 5A: Operating Results—Key factors affecting results—Comparison of gold production in
2023 with 2022”.
Overall, the managed operations’ total cash costs increased by $111 per ounce, or ten percent, from $1,070 per ounce in 2022 to $1,181 per ounce in 2023. Excluding CdS, the managed operations’ total cash costs increased by $117 per ounce, or 11 percent, from $1,045 per ounce in 2022 to $1,162 per ounce in 2023. This increase was mainly due to a 97,000 ounce decrease in gold production (excluding CdS) and higher total operating costs as a result of higher labour and contractors costs, commodity prices, logistics costs, power costs, consumable stores, services, other charges and royalties paid, the strengthening of the Brazilian real against the US dollar, higher waste stripping costs at Tropicana in line with plan, as well as additional costs related to Brazil and the CIL tank failure at Siguiri. This increase was partially offset by the weakening of the
Australian dollar and the Argentinean peso against the US dollar, lower fuel cost and favourable ore stockpile movements.
In Africa - managed operations, total cash costs increased by $104 per ounce, or ten percent, from $1,034 per ounce in 2022 to $1,138 per ounce in 2023. This increase was mainly due to a 111,000 ounce decrease in gold production.
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
In Africa - non-managed joint ventures, total cash costs increased by $77 per ounce, or 11 percent, from $725 per ounce in
2022 to $802 per ounce in 2023. This increase was mainly due to higher total operating costs as a result of higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, services, other charges, fuel costs and royalties paid, partially offset by cost reduction initiatives in both underground and open-pit mining and a 6,000 ounce increase in gold production. The Kibali mine in the DRC was the only operating asset in Africa - non-managed joint ventures in 2023 and 2022.
In the Americas, total cash costs increased by $133 per ounce, or 12 percent, from $1,074 per ounce in 2022 to $1,207 per ounce in 2023. Excluding CdS, total cash costs in the Americas increased by $166 per ounce, or 17 percent, from $956 per ounce in 2022 to $1,122 per ounce in 2023. This increase was mainly due to lower by-product revenue, higher operating costs relating to labour, contractors, consumable stores and additional technical services, an average three percent strengthening of the Brazilian real against the US dollar, additional costs to produce and sell gold-in-concentrate, additional operating costs related to TSF management and an 11,000 ounce decrease in gold production (excluding CdS). This increase was partially offset by an average 124 percent weakening of the Argentinean peso against the US dollar and lower royalties paid.
At AGA Mineração in Brazil, total cash costs increased by $122 per ounce, or 11 percent, from $1,088 per ounce in 2022 to
$1,210 per ounce in 2023. Excluding CdS, total cash costs at AGA Mineração increased by $200 per ounce, or 24 percent, from $841 per ounce in 2022 to $1,041 per ounce in 2023. Excluding CdS, total cash costs per ounce were higher year-on-
year mainly due to lower by-product revenue as sulphuric acid sales remained suspended pending resumption of gold concentrate processing and refining activities at the Queiroz metallurgical plant, higher operating costs relating to labour, contractors and consumable stores, an average three percent strengthening of the Brazilian real against the US dollar, additional costs to produce and sell gold-in-concentrate and additional operating costs related to TSF management. This increase was partially offset by lower royalties paid.
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
Reconciliations
All-in sustaining costs and total cash costs per ounce
A reconciliation of cost of sales as included in the Company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three financial years in the period ended 31 December 2024 is presented on a total (managed operations/non-managed joint ventures) and segment basis in Note A below. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.
Average gold price received per ounce
A reconciliation of gold income as included in the Company’s audited financial statements to “average gold price received per ounce” for each of the three financial years in the period ended 31 December 2024 is presented on a total (managed operations/non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in the Company’s audited financial statements to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three financial years in the period ended 31 December
2024 is presented on a total (managed operations/non-managed joint ventures) and segment basis in Note C below.

Note A - All-in sustaining costs and total cash costs per ounce reconciliation

For the year ended 31 December 2024
(in US dollar million, except as otherwise noted)

		AFRICA										AUSTRALIA
	Corporate and other(3)	Kibali	Other	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	(1)	380	—	380	351	360	518	612	83	—	1,924	430	479	36	945
By-product revenue	—	(2)	—	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(4)	(92)	—	(92)	(79)	(75)	(51)	(138)	(20)	—	(363)	(77)	(112)	(1)	(190)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	115	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	—	(1)	6	—	3	22	—	—	31	18	10	1	29
Sustaining exploration and study costs	—	—	—	—	—	2	6	6	—	—	14	1	—	—	1
Total sustaining capital expenditure	1	68	—	68	108	145	93	181	20	—	547	65	37	—	102
All-in sustaining costs(4)	112	354	—	354	385	430	569	680	83	—	2,147	434	411	36	881
Gold sold - oz (000)	—	309	—	309	238	222	272	479	44	—	1,255	261	317	—	578
All-in sustaining costs per ounce - $/oz(1)	—	1,146	—	1,146	1,614	1,942	2,093	1,418	1,858	—	1,709	1,665	1,297	—	1,526

	AMERICAS								Adjusted to exclude Sukari
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Managed operations Africa (5)	Managed operations (5)

All-in sustaining costs
Cost of sales per segmental information(2)	368	352	136	2	858	—	380	3,726	1,841	3,643
By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(4)	(120)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(61)	(112)	(22)	—	(195)	—	(92)	(752)	(343)	(732)
Adjusted for decommissioning and inventory amortisation	9	(1)	(1)	—	7	—	—	5	(1)	5
Corporate administration, marketing and related expenses	—	—	—	—	—	3	—	118	—	118
Lease payment sustaining	—	27	10	—	37	1	(1)	99	31	99
Sustaining exploration and study costs	6	2	—	—	8	1	—	24	14	24
Total sustaining capital expenditure	71	98	40	—	209	5	68	864	527	844
All-in sustaining costs(4)	284	365	162	2	813	10	354	3,963	2,064	3,880
Gold sold - oz (000)	183	274	80	—	537	—	309	2,370	1,211	2,326
All-in sustaining costs per ounce - $/oz(1)	1,544	1,334	2,039	—	1,514	—	1,146	1,672	1,704	1,668

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”  and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce”  calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and  “total cash costs (per ounce)” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2024
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	(1)	380	380	351	360	518	612	83	—	1,924	430	479	36	945
- By-product revenue	—	(2)	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
- Inventory change	—	2	2	1	(2)	4	7	(17)	—	(7)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(3)	(91)	(91)	(75)	(75)	(48)	(111)	(19)	—	(328)	(61)	(106)	—	(167)
- Amortisation of right of use assets	(1)	(1)	(1)	(4)	—	(3)	(27)	(1)	—	(35)	(16)	(6)	(1)	(23)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Environmental rehabilitation and other non-cash costs	—	1	1	(7)	(14)	(6)	(3)	—	—	(30)	(2)	(2)	(1)	(5)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	(5)	289	289	265	268	465	476	46	(1)	1,519	347	354	34	735
Gold produced - oz (000)	—	309	309	237	221	273	483	40	—	1,254	259	313	—	572
Total cash costs per ounce - $/oz(1)	—	935	935	1,118	1,214	1,703	984	1,165	—	1,212	1,343	1,132	—	1,287

	AMERICAS								Adjusted to exclude Sukari
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Managed operations Africa (5)	Managed operations (5)

Total cash costs
Cost of sales per segmental information(2)	368	352	136	2	858	—	380	3,726	1,841	3,643
- By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(4)	(120)
- Inventory change	1	(2)	—	—	(1)	—	2	(18)	10	(1)
- Amortisation of tangible assets	(61)	(89)	(18)	—	(168)	—	(91)	(666)	(309)	(647)
- Amortisation of right of use assets	—	(23)	(4)	—	(27)	—	(1)	(86)	(35)	(86)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Environmental rehabilitation and other non-cash costs	(10)	2	—	—	(8)	—	1	(43)	(30)	(43)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	—	(3)
Total cash costs (4)	189	237	113	2	541	—	289	2,790	1,473	2,744
Gold produced - oz (000)	175	271	80	—	526	—	309	2,352	1,214	2,312
Total cash costs per ounce - $/oz(1)	1,073	876	1,411	—	1,027	—	935	1,187	1,213	1,187

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	4	372	—	372	387	313	473	566	—	1,739	399	438	30	867
By-product revenue	—	(2)	—	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
Realised other commodity contracts	7	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(5)	(99)	—	(99)	(129)	(61)	(39)	(91)	—	(320)	(58)	(104)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	—	1	—	1	—	—	—	(1)	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	92	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	2	2	—	2	3	—	—	26	—	29	16	11	1	28
Sustaining exploration and study costs	—	—	—	—	—	2	6	12	(1)	19	2	1	—	3
Total sustaining capital expenditure	1	52	—	52	96	148	74	162	—	480	47	50	1	98
All-in sustaining costs(4)	101	326	—	326	357	401	514	672	(1)	1,943	404	393	31	828
Gold sold - oz (000)	—	343	—	343	268	226	260	479	—	1,233	256	301	—	557
All-in sustaining costs per ounce - $/oz(1)	—	951	—	951	1,329	1,777	1,976	1,403	—	1,576	1,583	1,304	—	1,487

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração (5)	Americas (5)	Managed operations (5)

All-in sustaining costs
Cost of sales per segmental information(2)	307	453	169	2	931	—	372	3,541	104	349	827	3,437
By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	—	(2)	(95)	(102)
Realised other commodity contracts	—	—	—	—	—	—	—	7	—	—	—	7
Amortisation of tangible, intangible and right of use assets	(39)	(88)	(43)	—	(170)	—	(99)	(658)	(6)	(82)	(164)	(652)
Adjusted for decommissioning and inventory amortisation	1	(3)	—	—	(2)	(1)	1	(5)	—	(3)	(2)	(5)
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	94	—	—	—	94
Lease payment sustaining	—	33	8	(1)	40	1	2	100	7	26	33	93
Sustaining exploration and study costs	6	1	—	1	8	2	—	32	—	1	8	32
Total sustaining capital expenditure	75	122	55	—	252	11	52	842	19	103	233	823
All-in sustaining costs(4)	257	516	189	2	964	15	326	3,851	124	392	840	3,727
Gold sold - oz (000)	163	285	86	—	534	—	343	2,324	43	242	491	2,281
All-in sustaining costs per ounce - $/oz(1)	1,581	1,807	2,198	—	1,805	—	951	1,657	2,894	1,615	1,710	1,634

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”  and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce”  calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and  “total cash costs (per ounce)” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA								AUSTRALIA
	Corporate and other(3)	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	4	372	372	387	313	473	566	—	1,739	399	438	30	867
- By-product revenue	—	(2)	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
- Inventory change	—	2	2	(2)	4	1	5	(1)	7	(6)	14	—	8
- Amortisation of tangible assets	(3)	(98)	(98)	(126)	(61)	(39)	(68)	—	(294)	(43)	(97)	—	(140)
- Amortisation of right of use assets	(1)	(1)	(1)	(3)	—	—	(23)	—	(26)	(15)	(7)	(1)	(23)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—
- Environmental rehabilitation and other non-cash costs	1	2	2	(3)	(6)	(6)	(1)	—	(16)	(1)	(2)	(1)	(4)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	—	275	275	253	249	429	477	(1)	1,407	333	343	28	704
Gold produced - oz (000)	—	343	343	268	224	260	485	—	1,237	252	310	—	562
Total cash costs per ounce - $/oz(1)	—	802	802	943	1,114	1,650	984	—	1,138	1,318	1,105	—	1,251

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração(5)	Americas(5)	Managed operations(5)

Total cash costs
Cost of sales per segmental information(2)	307	453	169	2	931	—	372	3,541	104	349	827	3,437
- By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	—	(2)	(95)	(102)
- Inventory change	(2)	(2)	—	1	(3)	—	2	12	(2)	—	(1)	14
- Amortisation of tangible assets	(39)	(66)	(37)	—	(142)	—	(98)	(579)	(3)	(63)	(139)	(576)
- Amortisation of right of use assets	—	(22)	(6)	—	(28)	—	(1)	(78)	(3)	(19)	(25)	(75)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	—	—	—	(1)
- Environmental rehabilitation and other non-cash costs	(1)	(4)	3	(1)	(3)	—	2	(22)	(3)	(1)	—	(19)
- Retrenchment costs	—	(2)	(1)	(1)	(4)	—	—	(4)	—	(2)	(4)	(4)
Total cash costs (4)	172	355	128	1	656	—	275	2,767	93	262	563	2,674
Gold produced - oz (000)	164	294	86	—	544	—	343	2,343	42	252	502	2,301
Total cash costs per ounce - $/oz(1)	1,045	1,210	1,498	—	1,207	—	802	1,181	2,217	1,041	1,122	1,162

Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2022
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	4	342	—	342	314	266	492	594	—	1,666	371	382	30	783
By-product revenue	—	(1)	—	(1)	(1)	(1)	—	(1)	—	(3)	(1)	(3)	—	(4)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(4)	(95)	—	(95)	(80)	(40)	(54)	(102)	—	(276)	(54)	(117)	(1)	(172)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	1	—	1
Corporate administration, marketing and related expenses	79	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	2	8	—	8	4	—	1	22	—	27	12	11	1	24
Sustaining exploration and study costs	—	—	—	—	2	—	5	8	—	15	1	1	—	2
Total sustaining capital expenditure	1	71	—	71	81	79	23	111	—	294	50	41	—	91
All-in sustaining costs(4)	82	325	—	325	320	304	467	632	—	1,723	379	316	30	725
Gold sold - oz (000)	—	332	—	332	247	241	327	515	—	1,330	228	311	—	539
All-in sustaining costs per ounce - $/oz(1)	—	979	—	979	1,299	1,264	1,428	1,227	—	1,296	1,666	1,014	—	1,345

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non managed joint ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração(5)	Americas(5)	Managed operations(5)

All-in sustaining costs
Cost of sales per segmental information(2)	273	477	162	1	913	—	342	3,366	163	314	750	3,203
By-product revenue	(75)	(31)	—	—	(106)	—	(1)	(113)	—	(31)	(106)	(113)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(39)	(106)	(40)	—	(185)	—	(95)	(637)	(24)	(82)	(161)	(613)
Adjusted for decommissioning and inventory amortisation	6	—	(1)	—	5	—	—	6	(3)	3	8	9
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	79	—	—	—	79
Lease payment sustaining	—	32	4	—	36	1	8	90	8	24	28	82
Sustaining exploration and study costs	3	1	—	—	4	—	—	21	—	1	4	21
Total sustaining capital expenditure	66	199	57	—	322	—	71	708	55	144	267	653
All-in sustaining costs(4)	234	572	182	1	989	1	325	3,520	199	373	790	3,321
Gold sold - oz (000)	179	310	89	—	578	—	332	2,447	69	241	509	2,378
All-in sustaining costs per ounce - $/oz(1)	1,301	1,841	2,053	—	1,708	—	979	1,438	2,887	1,543	1,549	1,396

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”  and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce”  calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and  “total cash costs (per ounce)” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2022
(in US dollar million, except as otherwise noted)

		AFRICA								AUSTRALIA
	Corporate and other(3)	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	4	342	342	314	266	492	594	—	1,666	371	382	30	783
- By-product revenue	—	(1)	(1)	(1)	(1)	—	(1)	—	(3)	(1)	(3)	—	(4)
- Inventory change	—	3	3	3	6	4	7	(1)	19	8	(5)	—	3
- Amortisation of tangible assets	(3)	(93)	(93)	(77)	(39)	(53)	(77)	—	(246)	(43)	(109)	—	(152)
- Amortisation of right of use assets	(1)	(2)	(2)	(3)	—	(1)	(25)	—	(29)	(11)	(8)	(1)	(20)
- Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(1)	—	—	—	—
- Environmental rehabilitation and other non-cash costs	—	(4)	(4)	4	(2)	(8)	(7)	—	(13)	2	12	(1)	13
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Total cash costs (4)	—	245	245	240	229	434	491	(1)	1,393	326	269	27	622
Gold produced - oz (000)	—	337	337	248	250	329	521	—	1,348	232	306	—	538
Total cash costs per ounce - $/oz(1)	—	725	725	970	914	1,319	944	—	1,034	1,402	881	—	1,157

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração(5)	Americas(5)	Managed operations(5)

Total cash costs
Cost of sales per segmental information(2)	273	477	162	1	913	—	342	3,366	163	314	750	3,203
- By-product revenue	(75)	(31)	—	—	(106)	—	(1)	(113)	—	(31)	(106)	(113)
- Inventory change	9	1	(1)	(1)	8	—	3	30	(2)	3	10	32
- Amortisation of tangible assets	(39)	(79)	(36)	—	(154)	—	(93)	(555)	(19)	(60)	(135)	(536)
- Amortisation of right of use assets	—	(27)	(4)	—	(31)	—	(2)	(81)	(5)	(22)	(26)	(76)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	—	—	—	(1)
- Environmental rehabilitation and other non-cash costs	2	(1)	(1)	—	—	—	(4)	—	(2)	1	2	2
- Retrenchment costs	(2)	(2)	(1)	—	(5)	—	—	(6)	—	(2)	(5)	(6)
Total cash costs (4)	168	338	119	—	625	—	245	2,640	135	203	490	2,505
Gold produced - oz (000)	183	311	88	—	582	—	337	2,468	70	241	512	2,398
Total cash costs per ounce - $/oz(1)	913	1,088	1,355	—	1,074	—	725	1,070	1,946	841	956	1,045

Rounding of figures may result in computational discrepancies.

Note B - Average gold price received per ounce reconciliation

	Year ended 31 December
	2024		2023		2022
	Managed Operations	Non-Managed Joint Ventures	Managed Operations	Non-Managed Joint Ventures	Managed Operations	Non-Managed Joint Ventures
Gold income (million US dollars)	5,673	741	4,480	668	4,388	596
Adjustment for CdS gold income (1)	—	—	(84)	—	(123)	—
	5,673	741	4,396	668	4,265	596
Gold sold - oz (000)	2,370	309	2,281	343	2,378	332
Average gold price received per ounce ($/oz)	2,393	2,401	1,927	1,948	1,793	1,795
(1)Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

Note C - Sustaining capital expenditure and non-sustaining capital expenditure reconciliation

For the year ended 31 December 2024
(in US dollar million, except as otherwise noted)

		AFRICA										AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	1	68	—	68	108	145	93	181	20	—	547	65	37	—	102
Non-sustaining capital expenditure	—	57	—	57	61	57	9	15	—	—	142	—	51	—	51
Total capital expenditure	1	125	—	125	169	202	102	196	20	—	689	65	88	—	153

	AMERICAS								Adjusted to exclude Sukari(1)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint operations	Managed operations	Managed operations Africa(5)	Managed operations

Capital expenditure
Sustaining capital expenditure	71	98	40	—	209	5	68	864	527	844
Non-sustaining capital expenditure	—	—	—	—	—	33	57	226	142	226
Total capital expenditure	71	98	40	—	209	38	125	1,090	669	1,070

(1) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	1	52	—	52	96	148	74	162	—	480	47	50	1	98
Non-sustaining capital expenditure	—	33	—	33	46	66	4	29	—	145	—	37	—	37
Total capital expenditure	1	85	—	85	142	214	78	191	—	625	47	87	1	135

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint Ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração(1)	Americas(1)	Managed operations(1)

Capital expenditure
Sustaining capital expenditure	75	122	55	—	252	11	52	842	19	103	233	823
Non-sustaining capital expenditure	—	2	—	—	2	16	33	200	2	—	—	198
Total capital expenditure	75	124	55	—	254	27	85	1,042	21	103	233	1,021

(1)Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2022
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	1	71	—	71	81	79	23	111	—	294	50	41	—	91
Non-sustaining capital expenditure	—	19	—	19	65	80	4	43	—	192	—	111	—	111
Total capital expenditure	1	90	—	90	146	159	27	154	—	486	50	152	—	202

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração(1)	Americas(1)	Managed operations(1)

Capital expenditure
Sustaining capital expenditure	66	199	57	—	322	—	71	708	55	144	267	653
Non-sustaining capital expenditure	—	—	—	—	—	17	19	320	—	—	—	320
Total capital expenditure	66	199	57	—	322	17	90	1,028	55	144	267	973
(1)Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

5B.LIQUIDITY AND CAPITAL RESOURCES
In management’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the Company’s present requirements.
Comparison of cash flows in 2024 with 2023
Cash flows from operating activities
Cash flows from operating activities increased by $997 million, or 103 percent, from $971 million in 2023 to $1,968 million in
2024. This increase in cash flows from operating activities was primarily due to increased revenue across AngloGold Ashanti’s mining operations (the result of an increase in the average gold price received per ounce) and the absence of one-time corporate restructuring costs of $314 million that occurred in 2023), partially offset by an increase in outflows from working capital items, an increase in net tax paid and a decrease in dividends received from Kibali.
Net cash outflow from working capital items amounted to $254 million in 2024, compared with an outflow of $93 million in 2023.
The outflow from operating working capital in 2024 mainly related to an increase in inventories and an increase in trade, other receivables and other assets, partially offset by an increase in trade, other payables and provisions. Movements in working capital are generally timing-related.
Trade, other receivables and other assets were also impacted by movements in the lock-up of value added tax (“VAT”) at Geita in
Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $10 million, or seven percent, from $153 million at 31 December 2023 to $163 million at 31 December 2024, as a result of new claims of $80 million submitted to the Tanzania
Revenue Authority (“TRA”) during 2024 and revaluation and discounting adjustments of $18 million, reduced by verified VAT claims of $88 million offset against corporate tax payments in 2024. AngloGold Ashanti expects to continue offsetting verified VAT claims against corporate taxes. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to
Mine—Africa—Tanzania”. In Argentina, the net export duty receivables (after discounting provisions) decreased by $1 million, or
25 percent, from $4 million at 31 December 2023 to $3 million at 31 December 2024. In addition, Cerro Vanguardia’s cash balance increased by $45 million (equivalent), or 51 percent, from $89 million (equivalent) at 31 December 2023 to $134 million
(equivalent) at 31 December 2024. The cash remains fully available for Cerro Vanguardia’s operational and exploration requirements. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas
—Argentina”.
Dividends received from joint ventures decreased by $92 million, or 51 percent, from $180 million in 2023 to $88 million in 2024.
In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. During 2024, AngloGold Ashanti’s cumulative cash receipts from Kibali
(Jersey) Limited amounted to $237 million, of which $88 million (net of withholding taxes) in the form of dividends and $149 million in the form of loan repayments (net of bank fees). Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A.
in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $149 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $88 million). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC decreased by $12 million, or 24 percent, from $51 million at 31 December
2023 to $39 million at 31 December 2024. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During 2024, AngloGold Ashanti recovered VAT refunds of $11 million attributable to it from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $5 million, or eight percent, from $60 million at 31 December 2023 to $65 million at 31
December 2024. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa
—Democratic Republic of the Congo (DRC)”.
Net taxation paid increased by $103 million, or 129 percent, from $80 million in 2023 to $183 million in 2024. This increase in net taxation paid was mainly due to higher taxable income due to the increase in the average gold price received and higher withholding taxes paid resulting from higher dividends declared.
Cash flows from investing activities
Cash flows from investing activities amounted to a net outflow of $762 million in 2024, $135 million, or 15 percent, lower than an outflow of $897 million in 2023. This decrease in outflow from investing activities was largely due to loan repayments received from the Kibali joint venture of $149 million, net cash acquired on the acquisition of Centamin of $68 million in 2024 and a net decrease in restricted cash balances of $14 million (of which $11 million related to Tropicana reclassification to cash and cash equivalents), partially offset by an increase in capital expenditure on tangible and intangible assets of $48 million, other investments and assets acquired of $30 million (primarily related to the additional investments in G2 Goldfields Inc.), a tax payment made upon the disposal of Yatela of $2 million and proceeds from the disposal of Gramalote of $20 million received in
2023 not being repeated in 2024.

Cash flows from financing activities
Cash flows from financing activities in 2024 amounted to a net outflow of $727 million, which is a change of $640 million from an outflow of $87 million in 2023. This increase in outflow was mainly due to higher net repayments on borrowings, increased finance costs on borrowings and higher dividends paid, partially offset by less cash outflows from share securities tax on redomicile and reorganisation in 2023 not being repeated in 2024 and higher net proceeds from borrowings.
Cash inflows from proceeds from borrowings increased by $312 million, from $343 million in 2023 to $655 million in 2024. In
2024, AngloGold Ashanti partially drew $655 million on the $1.4 billion 2022 multi-currency RCF (as defined below).
Cash outflows from repayment of borrowings increased by $822 million, from $87 million in 2023 to $909 million in 2024. In 2024,
AngloGold Ashanti repaid $725 million under the $1.4 billion 2022 multi-currency RCF and $184 million under the $289 million
2021 Geita RCF (as defined below).
Finance costs paid on borrowings increased by $15 million, from $122 million in 2023 to $137 million in 2024, primarily due to higher utilisation of the revolving credit facilities throughout 2024 compared to 2023. Interest paid increased on the $289 million
2021 Geita RCF, the $65 million 2022 Siguiri RCF (as defined below) and the $1.4 billion 2022 multi-currency RCF.
Other borrowing costs of $1 million in 2024 remained unchanged from $1 million in 2023. The other borrowing costs paid in 2024 mainly related to fees associated with the second extension of the $1.4 billion 2022 multi-currency RCF.
Dividends paid increased by $137 million, from $107 million in 2023 to $244 million in 2024. Dividends paid to external shareholders increased by $81 million, from $91 million in 2023 to $172 million in 2024. Dividends paid to non-controlling interests increased by $56 million, from $16 million in 2023 to $72 million in 2024, of which $62 million of dividends were paid to the non-controlling interests of Centamin. Such dividends were paid by the Company’s non-wholly owned subsidiaries CVSA,
Siguiri and Sukari to their respective non-AGA related shareholders.
Cash outflows from share securities tax on redomicile and reorganisation decreased by $19 million, from $19 million in 2023 to nil in 2024. This decrease was mainly due to the 2023 payment of $19 million in South African securities transfer tax in connection with the corporate restructuring.
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
Net cash outflow from working capital items amounted to $93 million in 2023, compared with an outflow of $140 million in 2022.
The outflow from operating working capital in 2023 mainly related to an increase in inventories and an increase in trade, other receivables and other assets, partially offset by an increase in trade, other payables and provisions.
Trade, other receivables and other assets were impacted by movements in the lock-up of VAT at Geita in Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) remained unchanged at $153 million at 31 December 2023 when compared to 31
December 2022, as a result of offsetting verified VAT claims of $73 million against corporate tax payments in 2023 and revaluation and discounting adjustments of $8 million, fully offset by new claims of $81 million submitted to the TRA during 2023.
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
See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Argentina”.
Dividends received from joint ventures decreased by $514 million, or 74 percent, from $694 million in 2022 to $180 million in
2023. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. During 2023, AngloGold Ashanti’s cumulative cash receipts from Kibali (Jersey) Limited amounted to $180 million (net of withholding taxes) in the form of dividends. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $131 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $49 million).
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
Cash inflows from proceeds from borrowings increased by $77 million, from $266 million in 2022 to $343 million in 2023. In 2023,
AngloGold Ashanti drew the remaining undrawn commitments of $50 million under the $65 million 2022 Siguiri RCF, partially drew a further $43 million on the $289 million 2021 Geita RCF and partially drew $250 million on the $1.4 billion 2022 multi-
currency RCF.
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
Dividends paid decreased by $96 million, from $203 million in 2022 to $107 million in 2023. Dividends paid to external shareholders decreased by $90 million, from $181 million in 2022 to $91 million in 2023. Dividends paid to non-controlling interests decreased by $6 million, from $22 million in 2022 to $16 million in 2023. Such dividends were paid by the Company’s non-wholly owned subsidiaries CVSA and Siguiri to their respective non-AGA related shareholders.
Cash outflows from share securities tax on redomicile and reorganisation increased by $19 million, from nil in 2022 to $19 million in 2023. This increase was mainly due to the 2023 payment of $19 million in South African securities transfer tax in connection with the corporate restructuring.
Liquidity
Sources of liquidity
To service the capital commitments and other operational requirements, AngloGold Ashanti is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities).
AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2025 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.
Cash and cash equivalents
AngloGold Ashanti’s cash and cash equivalents (net of bank overdraft) increased by $442 million, or 46 percent, from $955 million at 31 December 2023 to $1,397 million at 31 December 2024. At 31 December 2024, 80 percent of the Company’s cash and cash equivalents were held in US dollars, four percent in Australian dollars, four percent in South African rands, seven percent in Argentinean pesos and five percent in other currencies. Amounts are converted to US dollars at exchange rates as of
31 December 2024.
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
A full analysis of the borrowings as presented on the statement of financial position is included in “Item 18: Financial Statements
—Note 24—Borrowings”.
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
Credit facilities
During December 2021, Geita Gold Mining Limited, as borrower, entered into a three-year unsecured multi-currency revolving credit facility of $150 million with Nedbank Limited (“Nedbank”), as underwriter and agent, and certain financial institutions party thereto, as original banks (the “2021 Geita RCF”). The 2021 Geita RCF consisted of a Tanzanian shilling component capped at the equivalent of $87 million bearing interest at 12.5% and a US dollar component bearing interest at LIBOR plus 6.7%. On 27
February 2023, the 2021 Geita RCF was amended to, among other matters, increase its size to $289 million and change the reference rate to Term SOFR. The amended 2021 Geita RCF consists of a Tanzanian shilling component capped at the equivalent of $160 million bearing interest at the Tanzanian treasury bill rate plus 5% and a US dollar component of $129 million bearing interest at Term SOFR plus 6.7%. The 2021 Geita RCF matured in December 2024 and was fully settled (with the proceeds from an intercompany loan from AngloGold Ashanti Holdings plc) and cancelled.
In February 2025, Geita Gold Mining Limited, as borrower, completed the negotiation of a new three-year unsecured multi-
currency revolving credit facility with Nedbank, as underwriter and agent, and certain financial institutions party thereto (the “2025

Geita RCF”). The 2025 Geita RCF consists of a Tanzanian shilling component capped at TZS 189.57 billion, bearing interest at the Tanzanian treasury bill rate plus a 5% margin, with a floor of 12.5% and a ceiling of 17.5%, and a USD component capped at
$200 million, bearing interest at Term SOFR plus a margin of 6.7% and a credit adjustment spread. In addition, the 2025 Geita
RCF provides for an accordion option providing additional availability of up to a maximum of TZS 97.0 billion, capped at a total commitment not to exceed an equivalent of $300 million in total borrowings. As of 9 April 2025, $180 million was drawn under the
USD component of the 2025 Geita RCF in order to repay the intercompany loan from AngloGold Ashanti Holdings plc and TZS
50.0 billion was drawn under the Tanzanian shilling component for in-country working capital expenses.
AngloGold Ashanti (Pty) Ltd, as borrower, seeks to renew its corporate overnight facility of ZAR 150 million (the “RMB corporate overnight facility”) with FirstRand Bank Limited on an annual basis. As of 31 December 2024, the ZAR 150 million RMB corporate overnight facility was undrawn. As of 9 April 2025, the ZAR 150 million RMB corporate overnight facility was undrawn.
On 9 June 2022, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a new five-
year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “2022 multi-currency RCF”) with the Bank of
Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The 2022 multi-currency RCF refinanced the 2018 multi-currency RCF. The loan consists of (i) a US dollar based facility with interest charged at a margin of 1.45% above
Compounded SOFR adjusted for CAS and (ii) an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce if the Group’s credit rating improves from its current BB+/Baa3 status and will increase if its credit rating worsens. It is expected that the A$500 million portion of the 2022 multi-currency RCF will be used to fund the working capital and development costs associated with the Group’s mining operations within Australia without eroding the Group’s headroom under its other facilities and exposing the Group to foreign exchange gains/losses each quarter. On 24 May 2023, the maturity of the 2022 multi-currency
RCF was extended by one year from 9 June 2027 to 9 June 2028, with the option, upon application, to extend it further by another year. On 4 July 2024, the maturity of the 2022 multi-currency RCF was extended by another year from 9 June 2028 to 9
June 2029, with no further option to extend. As of 31 December 2024, the equivalent of $1,220 million remained undrawn under the 2022 multi-currency RCF (with $180 million being drawn under the USD portion and nil drawn under the AUD portion). As of
9 April 2025, the 2022 multi-currency RCF was undrawn. See also “Item 10C: Material Contracts—Multi-currency Revolving
Credit Facility”.
On 13 October 2022, Société AngloGold Ashanti de Guinée S.A., as borrower, entered into a three-year unsecured revolving credit facility of $65 million with Nedbank Limited, as lender (the “2022 Siguiri RCF”). The current interest rate charged is Term
SOFR plus 8%. The Siguiri RCF will mature on 13 October 2025. As of 31 December 2024, the 2022 Siguiri RCF was fully drawn. As of 9 April 2025, the 2022 Siguiri RCF remained fully drawn.
Environmental obligations
Pursuant to environmental regulations in the countries in which the Group operates, in connection with plans for the eventual end of life of its mines, the Group is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold
Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.
In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, the Group may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed. In
Australia, since 2014, AngloGold Ashanti has paid into a Mine Rehabilitation Fund an amount of A$14.4 million (A$13 million as of 31 December 2023). At Iduapriem, AngloGold Ashanti has provided a bond comprising a cash component of $12 million ($12 million as of 31 December 2023) with a further bond guarantee amounting to $45 million ($41 million as of 31 December 2023)
issued by ABSA Bank Ghana Limited, Standard Chartered Bank Ghana Ltd, Ecobank Ghana Ltd, United Bank for Africa, First
Rand Bank Ghana Ltd and Stanbic Bank Ghana Ltd for a current carrying value of the liability of $47 million ($45 million as of 31
December 2023). At Obuasi, AngloGold Ashanti has provided a bond comprising a cash component of $22 million ($22 million as of 31 December 2023) with a further bank guarantee amounting to $30 million ($30 million as of 31 December 2023) issued by
Stanbic Bank Ghana Ltd and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $148 million
($168 million as of 31 December 2023). At Córrego do Sítio, AngloGold Ashanti has provided a bank guarantee amounting to $7 million in 2024 issued by Banco De Desenvolvimento De Minas Gerais S.A. for a current carrying value of the liability of $91 million (nil as of 31 December 2023). In some circumstances AngloGold Ashanti may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
Current borrowings
AngloGold Ashanti’s current borrowings decreased by $124 million, from $207 million at 31 December 2023 to $83 million at 31
December 2024. See “Item 18: Financial Statements—Note 24—Borrowings”.

Non-current borrowings
AngloGold Ashanti’s non-current borrowings decreased by $131 million, from $2,032 million at 31 December 2023 to $1,901 million at 31 December 2024. See “Item 18: Financial Statements—Note 24—Borrowings”.
As at 31 December 2024, AngloGold Ashanti’s total borrowings, including the short-term portion maturing within 2025, was made up as follows:

$ (million)
Unsecured borrowings	1,984
Total borrowings	1,984
Less: Short-term maturities (current borrowings)	83
Total non-current borrowings	1,901
Amounts falling due are scheduled as follows:

$ (million)
Within one year	83
Between one and two years	—
Between two and five years	918
After five years	983
Total	1,984
At 31 December 2024, all borrowings were denominated in US dollars.
At 31 December 2024, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
FirstRand Bank Limited corporate overnight facility (R150 million) – SA rand	8
Multi-currency syndicated revolving credit facility ($1.4 billion) – US dollar / Australian dollar	1,220
Siguiri revolving credit facility ($65 million) — US dollar	—
Total undrawn facilities	1,228
AngloGold Ashanti had no other committed lines of credit as of 31 December 2024.
At 31 December 2024, the Group was in compliance with all debt covenants and provisions related to potential defaults under its bonds and credit facilities.
See “Item 18: Financial Statements—Note 33—Financial risk management activities—Capital management” and “Item 10C:
Material Contracts”.
At 31 December 2024, lease liabilities were as follows:

$ (million)
Non-current	65
Current	76
Total	141
AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly.
Supplemental parent guarantor and subsidiary issuer financial information
AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti plc (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the
“guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds all of AngloGold
Ashanti’s operations and assets located outside of South Africa. The guaranteed debt securities outstanding as of 31 December
2024 consisted of:

•a $750 million 7-year bond, with a maturity date of 1 November 2028 and a fixed coupon of 3.375% payable semi-
annually (the “2028 notes”);
•a $700 million 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually
(the “2030 notes”); and
•a $300 million 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually
(the “2040 notes”).
The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries (other than the Issuer). As at 31 December 2024, all of the debt of the
Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.
The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor
Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s consolidated financial statements as at and for the financial year ended 31 December 2024, see “Item 18: Financial Statements”.
Income statement information

Obligor Group (1)
$ (million)	Year ended 31 December 2024

Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	12
Loss for the period	(194)
(1)The Guarantor’s principal activity is to act as a holding company for AngloGold Ashanti’s operations and had no revenue or costs related to sales for the financial year ended 31 December 2024. As a result, cost of sales and gross profit are not presented. The principal activity of the Issuer is to act as a holding company for all of AngloGold Ashanti’s operations and assets located outside of South Africa.

Statement of financial position information

Obligor Group
$ (million)	As at 31 December 2024

ASSETS

Current assets
Receivables due from Non-Obligor Subsidiaries	2,399
Receivables due from other related parties	315
Other current assets	400
3,114

Non-current assets
Receivables due from other related parties	203
Other non-current assets	53
256

LIABILITIES

Current liabilities
Payables due to Non-Obligor Subsidiaries	493
Other current liabilities	95
588

Non-current liabilities	1,901
Contractual commitments and contingencies
For a detailed discussion of commitments and contingencies, see “Item 18: Financial Statements—Note 32—Contractual
commitments and contingencies”.
At 31 December 2024, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment	Total amount	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
(in millions)	$	$	$	$	$
Capital expenditure (contracted and not yet contracted) (1)	569	569	—	—	—
(1)There were no commitments through contractual arrangements with equity-accounted joint ventures.
To service the above capital commitments and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities).

Contractual obligations
At 31 December 2024, AngloGold Ashanti had the following known contractual obligations:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	2,614	157	164	1,062	1,231
Right of use lease obligations	169	85	57	9	18
Purchase obligations
- Contracted capital expenditure(2)	224	224	—	—	—
- Other purchase obligations(3)	1,234	640	456	138	—
Environmental rehabilitation costs(4)	913	119	210	106	478
Provision for silicosis(5)	18	1	9	6	2
Pensions and other post-retirement medical obligations(6)	52	6	12	12	22
Total	5,224	1,232	908	1,333	1,751
(1)Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer to “Item 18: Financial
Statements—Note 24—Borrowings”).
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
(5) In South Africa, AngloGold Ashanti has been subject to numerous claims, including class action litigation with respect to alleged occupational lung diseases. The settlement agreement in relation to the silicosis and tuberculosis class action came into effect in December 2019, following the approval of the settlement by the
High Court in Johannesburg in July 2019. As a result, a trust (Tshiamiso Trust) was established for a minimum of 13 years responsible for making payments to eligible beneficiaries. The amount of monetary compensation will vary depending on the nature and seriousness of the disease. See “Item 3D: Risk Factors—The prevalence of occupational health diseases and other diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti”, “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters” and
“Item 18: Financial Statements—Note 25—Environmental rehabilitation and other provisions”. Amounts included above are undiscounted.
(6)Represents payments for unfunded plans or plans with insufficient funding. A $49 million reimbursive asset relating to annuities purchase to fund the asset has been separately recognised.
Off-balance sheet arrangements
AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated associates.
Recent developments
Recent developments disclosed in “Item 18: Financial Statements—Note 34—Subsequent events” include the following details:
Dividend declaration - On 19 February 2025, AngloGold Ashanti plc announced the payment of a gross interim cash dividend for the six months ended 31 December 2024 of 69 US cents per ordinary share.
Related party transactions
For a detailed discussion of related party transactions, see “Item 7B: Related Party Transactions”.
Recently adopted accounting standards and amendments to published accounting standards
AngloGold Ashanti’s adoption of new accounting standards and amendments to published accounting standards are described in
“Item 18: Financial Statements—Note 1—Statement of compliance—IFRS Accounting Standards, interpretations and amendments to published IFRS Accounting Standards”.
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
5C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Research and development expenditure included in the income statement amounted to less than $1 million, nil and $1 million during 2024, 2023 and 2022, respectively.
5D.TREND INFORMATION
For a discussion of trends affecting AngloGold Ashanti’s business and operations, see “Item 5A: Operating Results—Key factors affecting results”.
5E.CRITICAL ACCOUNTING ESTIMATES
Not applicable.

ITEM 6:DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
In September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales and tax resident in the UK, with a primary listing of its ordinary shares on the NYSE. Upon completion of the corporate restructuring, AngloGold Ashanti plc became the successor issuer to AngloGold Ashanti Limited and all members of the AngloGold Ashanti Limited board of directors became members of the AngloGold Ashanti plc board of directors (the “Board”). The Group’s Executive Committee remained unchanged. The previous South African parent company of the Group, AngloGold Ashanti Limited, became a direct, wholly-owned subsidiary of
AngloGold Ashanti plc and was renamed AngloGold Ashanti (Pty) Ltd.
6A.DIRECTORS AND SENIOR MANAGEMENT
Directors
As at 9 April 2025, AngloGold Ashanti has a unitary board comprising eleven directors – nine independent non-executive directors and two executive directors.
Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed (1)(2)
Jochen Tilk	61	Independent non-executive director and Chairperson	2019
Rhidwaan Gasant (3)	65	Lead independent non-executive director	2010
Kojo Busia	62	Independent non-executive director	2020
Bruce Cleaver	59	Independent non-executive director	2024
Alan Ferguson (4)	67	Independent non-executive director	2018
Albert Garner	69	Independent non-executive director	2015
Jinhee Magie	57	Independent non-executive director	2023
Nicky Newton-King	58	Independent non-executive director	2024
Diana Sands	59	Independent non-executive director	2023
Alberto Calderon	65	Executive director and Chief Executive Officer	2021
Gillian Doran	48	Executive director and Chief Financial Officer	2023
(1) Year of first appointment is shown for the parent company of the Group (AngloGold Ashanti plc and, prior to September 2023, AngloGold Ashanti Limited).
(2) The articles of association of AngloGold Ashanti require that at every annual general meeting of shareholders (“AGM”) all directors at the date of the notice convening the AGM shall retire from office and may offer themselves for reappointment by shareholders.
(3) Mr. Rhidwaan Gasant has elected not to stand for re-election at the 2025 AGM (scheduled for 27 May 2025), following which he will retire from the Board as the lead independent director and an independent non-executive director with effect from 27 May 2025.
(4) Mr. Alan Ferguson has been appointed as lead independent non-executive director with effect from 27 May 2025, subject to his re-election at the 2025 AGM
(scheduled for 27 May 2025).

Jochen Tilk (61)
Bachelors in Mining Engineering, Masters in Mining Engineering
Independent Non-Executive Director and Chairperson
Appointed to AngloGold Ashanti Board: 1 January 2019
Board committee memberships:	Nominations and Governance Committee (Chairperson)
Jochen Tilk is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. Prior to this he served as president and CEO of Potash Corporation. Jochen had a 25-year career with Inmet Mining Corporation, a
Canadian-based, international metals company, with five of those years as the company’s president and CEO. During this time he helped significantly grow the company’s market capitalisation and led multi-billion dollar capital expenditure programmes. He is currently chair of the Princess Margaret Cancer Foundation, a not-for-profit organisation.

Jochen has extensive leadership experience and is an expert in the mining industry. He has undertaken a broad range of involvement in stakeholder engagement and considerations. Jochen has a proven track record of growing organisations and leading large-scale capital expenditure programmes and change management.
Jochen is currently independent non-executive director of Emera Inc. (TSX: EMA).

Rhidwaan Gasant (65)
BCompt (Hons), CA (SA), ACIMA, CGMA, Executive Development Programme
Lead Independent Non-Executive Director
Appointed to AngloGold Ashanti Board: 12 August 2010
Board committee memberships:	Audit and Risk Committee Compensation and Human Resources Committee Nominations and Governance Committee Social, Ethics and Sustainability Committee
Rhidwaan Gasant joined the AngloGold Ashanti Board in 2010 and has overseen significant change, expansion and development during his tenure. He was the former CFO of Engen Limited and CEO of Energy Africa Limited. Rhidwaan was also a former independent director and chair of the board audit committee at MTN Nigeria Communications Plc.
Rhidwaan brings broad industry, leadership and financial experience to the Board, complemented by strong communication skills that help to guide and navigate complex organisational dynamics. He brings extensive board experience leading large scale multinational organisations and has a wide-ranging technical and operational insight that is instrumental in offering support and constructive challenge to management.
Rhidwaan is currently chair of Growthpoint Properties Limited and director of Victoria & Alfred (V&A) Waterfront.
Rhidwaan has elected not to stand for re-election at the 2025 AGM (scheduled for 27 May 2025), following which he will retire from the Board as the lead independent non-executive director with effect from 27 May 2025.

Kojo Busia (62)
PhD, MA, BA
Independent Non-Executive Director
Appointed to AngloGold Ashanti Board: 1 August 2020
Board committee memberships:	Audit and Risk Committee Social, Ethics and Sustainability Committee
Kojo Busia has over 25 years of experience in African natural resources governance and management, working at both bilateral and multilateral organisations. Kojo was previously chief of the Natural Resources Management Section, Technology, Climate
Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).
Kojo has significant experience in the governance of large-scale organisations. A sustainability strategist and international development specialist, particularly in the context of African mineral resources, he brings extensive environmental, social and governance experience to the boardroom.
Kojo is currently a director of Green Africa Minerals FZCo and AMV Resources Partners Ltd.

Bruce Cleaver (59)
BSc, LLB (Cape Town), LLB (Cantab)
Independent Non-Executive Director
Appointed to AngloGold Ashanti Board: 22 July 2024
Board committee memberships:	Audit and Risk Committee Social, Ethics and Sustainability Committee (Chairperson)

Bruce Cleaver was CEO of global diamond company De Beers Group from 2016 to early 2023 before becoming co-chair until the end of 2023, during which time he led wide scale transformation initiatives. Bruce joined De Beers as general counsel and prior to this was a partner at Webber Wentzel, a leading South African law firm. Bruce is also involved in various non-profit initiatives.
Bruce brings experience in strategic consultancy, government relations and stakeholder management. He has extensive commercial and mining experience and a proven track record in managing complex global industrial businesses across production, products, sales and innovation.
Bruce is currently chair of Gemfields Group Limited (JSE: GML and AIM: GEM).

Alan Ferguson (67)
BSc, CA (Scotland)
Independent Non-Executive Director
Appointed to AngloGold Ashanti Board: 1 October 2018
Board committee memberships:	Audit and Risk Committee (Chairperson) Compensation and Human Resources Committee Nominations and Governance Committee
Alan Ferguson is the former CFO of FTSE-listed platinum producer, Lonmin Plc and prior to that was CFO at BOC plc and
Inchcape Plc. He has had an extensive non-executive director career serving on a number of boards including Johnson Matthey,
Croda International and The Weir Group. Alan is a member of the Business Policy Panel of the Institute of Chartered
Accountants of Scotland and a member of the leadership team of the UK Audit Committee Chair's Independent Forum.
As a chartered accountant and an ex-CFO of three FTSE-listed companies Alan is highly experienced in a range of finance roles with over a decade of experience leading audit committees. He has extensive experience in a number of sectors including mining and has deep financial, corporate governance and business experience.
Alan is currently an independent non-executive director of Harbour Energy plc (LSE: HBR).
Alan has been appointed as lead independent director with effect from 27 May 2025, subject to his re-election at the 2025 AGM
(scheduled for 27 May 2025), upon which he will step down as Chairperson of the Audit and Risk Committee, but will continue to serve as a member of the Audit and Risk Committee.

Albert Garner (69)
BSE
Independent Non-Executive Director
Appointed to AngloGold Ashanti Board: 1 January 2015
Board committee memberships:	Audit and Risk Committee Compensation and Human Resources Committee (Chairperson) Nominations and Governance Committee
Albert Garner worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions, including vice chair and managing director. He led their special committee practice and corporate finance practice and also chaired their fairness opinion committee. Albert has acted as lead advisor to in excess of 50 companies and their boards on transformative transactions.
Albert has extensive experience in capital markets, corporate finance and mergers and acquisitions. He has an active understanding of investor sentiment and is skilled at developing financial strategy. He has extensive knowledge of corporate governance and business best practice.

Jinhee Magie (57)
CPA, CA (Ontario, Canada), BCom
Independent Non-Executive Director
Appointed to AngloGold Ashanti Board: 1 June 2023
Board committee memberships:	Audit and Risk Committee Social, Ethics and Sustainability Committee
In her executive career, Jinhee Magie was the former CFO and senior vice president of Lundin Mining Corporation, a Canadian-
based international metals company, overseeing financial reporting, treasury, tax and information technology (including cybersecurity). Prior to that, she was director of corporate compliance for LionOre Mining International.
Jinhee is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. She has a proven track record for developing and achieving strategic objectives leading to organisational change and business growth.
Jinhee is currently a director of Lithium Americas Corp (TSX, NYSE: LAC) and Star Royalties Limited (XTSX: STRR).

Nicky Newton-King (58)
BA, LLB, LLM, LLD (hc)
Independent Non-Executive Director
Appointed to AngloGold Ashanti Board: 22 July 2024
Board committee memberships:	Compensation and Human Resources Committee Social, Ethics and Sustainability Committee
Nicky Newton-King is the former CEO of the Johannesburg Stock Exchange. Nicky is a corporate finance and securities regulation lawyer and a former partner at Webber Wentzel, a leading South African law firm. She currently chairs the Council at
Stellenbosch University and is trustee of the Johannesburg Holocaust and Genocide Centre.
Nicky has deep expertise in capital markets, corporate governance and broader business management. She has significant experience serving on the boards of large listed companies and their risk and social and ethics committees and is a thought leader on ESG matters.
Nicky is currently a director of Investec (LSE: INVP and JSE: INP) and a director of MTN Group Limited (JSE: MTN).

Diana Sands (59)
CPA, BBA, MBA
Independent Non-Executive Director
Appointed to AngloGold Ashanti Board: 1 June 2023
Board committee memberships:	Audit and Risk Committee Compensation and Human Resources Committee Nominations and Governance Committee
In her executive career, Diana Sands held senior executive finance and governance positions at The Boeing Company including
SVP Office of Internal Governance and Administration which oversaw ethics and investigations, compliance risk management, internal audit, security, and internal services. She also held roles as corporate controller, and head of investor relations and financial planning. She previously served on the boards of PDC Energy Inc and SP Plus Corporation.
Diana has over 30 years of business experience across multiple industries and disciplines and is a Board-approved SEC financial expert. She has experience serving on a variety of boards. Her deep understanding of accounting, audit and control environments derives from knowledge gained during lengthy tenures in senior finance positions.
Diana is currently a director of VMO Aircraft Leasing.
Diana has been appointed as Chairperson of the Audit and Risk Committee with effect from 27 May 2025, subject to her re-
election at the 2025 AGM (scheduled for 27 May 2025).

Alberto Calderon (65)
PhD, MPhil, MA, Juris Doctor, BA
Chief Executive Officer and Executive Director
Appointed to AngloGold Ashanti Board: 1 September 2021
Board committee memberships:	None
Alberto Calderon’s career spans roles across the mining, petroleum, and energy sectors. Prior to joining AngloGold Ashanti, he was the former CEO of Orica. He previously held key leadership positions at BHP Group Plc including group executive and chief executive aluminum, nickel and corporate development, and group executive and chief commercial officer. He was the former
CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia and CEO of the Colombian oil company,
Ecopetrol, as well as holding senior leadership positions in the International Monetary Fund and the Colombian government.
Alberto has a deep understanding of the mining industry and has held extensive leadership positions in the natural resources sector. He has a proven track record of decisive action, balanced with the ability to develop strong and sustainable relationships with stakeholders.
Alberto is currently a director of the International Council on Mining and Metals.

Gillian Doran (48)
Fellow Member of Association of Chartered Certified Accountants (FCCA)
Chief Financial Officer and Executive Director
Appointed to AngloGold Ashanti Board: 1 January 2023
Board committee memberships:	None
Gillian has over 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AngloGold Ashanti, Gillian served as CFO for Rio Tinto’s
Global Aluminium division. Her career at Rio Tinto spanned over 15 years including a number of senior finance roles within operations, regional business units and Group headquarters.
Gillian is an expert in financial accounting, planning and performance management and has extensive experience in investment, transformation and strategy initiatives. She is a seasoned international executive leader having previously worked and lived in
Europe, North America and Australia.
Board movements during 2024 and subsequent to year-end
The following changes to the composition of the Board, and its committees, took place during the period from 1 January 2024 to
31 December 2024 and subsequent to year-end, or are expected to take place after the date hereof:
•Ms. Maria Ramos retired from the Board as Chairperson and an independent non-executive director with effect from 28
May 2024. Ms. Ramos also stepped down from the Nominations and Governance Committee on the same date.
•Ms. Maria Richter retired from the Board as an independent non-executive director with effect from 28 May 2024. Ms.
Richter also stepped down from the Compensation and Human Resources Committee (of which she was the
Chairperson), the Nominations and Governance Committee and the Social, Ethics and Sustainability Committee on the
same date.
•Mr. Jochen Tilk was appointed as Chairperson of the Board with effect from 28 May 2024, and as Chairperson of the
Nominations and Governance Committee (of which he was already a member). Mr. Tilk also stepped down from the
Audit and Risk Committee and the Social, Ethics and Sustainability Committee on the same date.
•Mr. Albert Garner was appointed as Chairperson of the Compensation and Human Resources Committee with effect from 28 May 2024.
•The Investment Committee ceased to exist on 31 March 2024 and, with effect from 1 April 2024, its duties and responsibilities were assumed by the Board.
•Mr. Bruce Cleaver was appointed to the Board as an independent non-executive director with effect from 22 July 2024.
Mr. Cleaver was also appointed as a member of the Audit and Risk Committee and the Social, Ethics and Sustainability
Committee on the same date.
•Ms. Nicky Newton-King was appointed to the Board as an independent non-executive director with effect from 22 July
2024. Ms. Newton-King was also appointed as a member of the Compensation and Human Resources Committee and the Social, Ethics and Sustainability Committee on the same date.
•Mr. Scott Lawson resigned from the Board as an independent non-executive director with effect from 15 October 2024.
Mr. Lawson also stepped down from the Audit and Risk Committee and the Social, Ethics and Sustainability Committee
on the same date.
•On 1 January 2025, the below changes to Board committee and Board roles became effective:

◦Ms. Diana Sands and Dr. Kojo Busia were appointed as members of the Audit and Risk Committee.
◦Mr. Albert Garner and Ms. Diana Sands were appointed as members of the Nominations and Governance
Committee. Dr. Kojo Busia stepped down as a member of the Nominations and Governance Committee.
◦Mr. Bruce Cleaver was appointed as Chairperson of the Social, Ethics and Sustainability Committee (of which he was already a member). Dr. Kojo Busia stepped down as Chairperson of the Social, Ethics and
Sustainability Committee, but continued to serve as a member of the Social, Ethics and Sustainability
Committee. Ms. Diana Sands stepped down as a member of the Social, Ethics and Sustainability Committee.
Ms. Jinhee Magie was appointed as a member of the Social, Ethics and Sustainability Committee.
•Mr. Rhidwaan Gasant has elected not to stand for re-election at the 2025 AGM (scheduled for 27 May 2025), following which he will retire from the Board as the lead independent director and an independent non-executive director with effect from 27 May 2025. As a result, Mr. Gasant will also step down from the Audit and Risk Committee, the
Compensation and Human Resources Committee, the Nominations and Governance Committee and the Social, Ethics
and Sustainability Committee on the same date.
•Mr. Alan Ferguson has been appointed as lead independent director with effect from 27 May 2025, subject to his re-
election at the 2025 AGM (scheduled for 27 May 2025), upon which he will step down as Chairperson of the Audit and
Risk Committee, but will continue to serve as a member of the Audit and Risk Committee.
•Ms. Diana Sands has been appointed as Chairperson of the Audit and Risk Committee with effect from 27 May 2025, subject to her re-election at the 2025 AGM (scheduled for 27 May 2025).
The current membership of the Board committees as of the date hereof is set out below.

Board Committee	Membership
Audit and Risk Committee	Alan Ferguson (Chair) (1) Kojo Busia Bruce Cleaver Rhidwaan Gasant (2) Albert Garner Jinhee Magie Diana Sands (1)
Compensation and Human Resources Committee	Albert Garner (Chair) Alan Ferguson Rhidwaan Gasant (2) Nicky Newton-King Diana Sands
Nominations and Governance Committee	Jochen Tilk (Chair) Alan Ferguson Rhidwaan Gasant (2) Albert Garner Diana Sands
Social, Ethics and Sustainability Committee	Bruce Cleaver (Chair) Kojo Busia Rhidwaan Gasant (2) Jinhee Magie Nicky Newton-King
(1)Mr. Alan Ferguson will step down as Chairperson of the Audit and Risk Committee with effect from 27 May 2025 (but will continue to serve as a member of the Audit and Risk Committee) and
Ms. Diana Sands has been appointed as Chairperson of the Audit and Risk Committee with effect from the same date, subject to their re-election at the 2025 AGM (scheduled for 27 May 2025).
(2)Mr. Rhidwaan Gasant will step down from the Audit and Risk Committee, the Compensation and Human Resources Committee, the Nominations and Governance Committee and the Social,
Ethics and Sustainability Committee with effect from 27 May 2025.
The Company’s articles of association require that at every AGM all directors at the date of the notice convening the AGM shall retire from office and may offer themselves for reappointment by the shareholders. All current directors, other than Mr. Rhidwaan
Gasant, will offer themselves for reappointment as directors of the Company at the 2025 AGM (scheduled for 27 May 2025).

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
Lisa Ali (57)
BSc (Hons) in Chemistry, Analytical Chemistry, Biochemistry; Executive MBA
Chief People Officer
Lisa Ali was appointed as Chief People Officer of the Group and a member of the Executive Committee with effect from 1 April
2022. In this role, Lisa is responsible for Group human resources.
Lisa has over 30 years of experience, mostly in the extractive industries. Prior to joining AngloGold Ashanti, Lisa has served as
Chief People and Sustainability Officer at Newcrest Mining Limited, which she joined in 2020. Before that, Lisa was Head of
Transformation at Trinidad Petroleum Holdings Ltd. and its subsidiary companies, and has held several senior positions at BP
International Plc.
Stewart Bailey (51)
Chief Sustainability and Corporate Affairs Officer
Stewart Bailey’s portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering community and government relations, communications and investor relations, reporting, environment, security and human rights. Throughout approximately 15 years with AngloGold Ashanti, based both in the US and
South Africa, he has built an in-depth knowledge of the Group, its operations and its stakeholders. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.
Terry Briggs (52)
BSc (Hons), MEng, FAusIMM
Chief Development Officer
Terry Briggs was appointed as Chief Development Officer of the Group and a member of the Executive Committee with effect from 1 April 2022. His portfolio includes Corporate Strategy and Business Development and Greenfields Exploration, focusing on optimisation and sustainable growth.
Terry has over 25 years of experience, in site-based technical and operations management roles at several underground and open pit base and precious metal operations globally at all stages of development. Prior to joining the Group, Terry spent over a dozen years at Newmont Corporation in various leadership roles in Technical Services, Corporate Development and Finance.
Marcelo Godoy (54)
PhD Strategic Mine Planning, Masters Geostatistics
Chief Technology Officer
Marcelo Godoy has over 25 years of experience in the mining industry and was previously Senior Vice President, Exploration at
Newmont Corporation where he led the development of numerous innovation programmes. Marcelo is a recognised leader in the field of mine planning under uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was Mining
Sector Leader for Golder Associates in South America and a Director at Golder's Global Board of Directors.
He brings to AngloGold Ashanti experience in resource modelling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.
Richard Jordinson (64)
BSc ACSM
Chief Operating Officer
Richard Jordinson was appointed as Chief Operating Officer with effect from 1 October 2023. Richard joined AngloGold Ashanti in 2012 as General Manager of Sunrise Dam and subsequently undertook a variety of roles including General Manager of Geita
Gold Mine and Senior Vice President of AngloGold Ashanti’s Ghana-Tanzania Business Unit. He has over 39 years of industry experience from across the gold, iron ore, nickel, zinc and lead mining sectors. He also brings a proven track record of adding value to the portfolios he has helped lead by bringing new operations into production on time and on budget and overseeing complex transitions to underground mining.

Lizelle Marwick (47)
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
Prior to joining AngloGold Ashanti, Lizelle practiced law at Bowman Gilfillan in South Africa and Herbert Smith in the United
Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales.
Executive Committee movements during 2024 and subsequent to year-end
No movements to the Executive Committee of the Group took place during the period from 1 January 2024 to 31 December 2024 or subsequent to year-end.
MINERAL RESOURCE AND MINERAL RESERVE LEADERSHIP TEAM
Tarryn Flitton (46)
MEng (Mining), BSc (Hons) (Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA
Tarryn Flitton, the Chairperson of the AngloGold Ashanti Mineral Resource and Mineral Reserve Leadership Team, has over 23 years’ experience in mining. She has spent twelve years directly leading and managing Mineral Resource and Mineral Reserve reporting. Tarryn joined AngloGold Ashanti in 2001 and currently holds the position of Vice President: Resource and Reserve.

6B.COMPENSATION
COMPENSATION AND HUMAN RESOURCES COMMITTEE
Compensation and Human Resources Committee
AngloGold Ashanti established the Compensation and Human Resources Committee (the “CompCo”) of the Board with effect from 25 September 2023.
The CompCo shall be composed of no less than three (3) Board members, absent a temporary vacancy.  Each member is
“independent” in accordance with applicable law, including the rules and regulations of the SEC (including the independence requirements of the provisions of Rule 10C-1(b)(1) under the Exchange Act) and the listing standards of the NYSE, taking into account such additional independence requirements specific to membership on the CompCo as may be required by the listing standards of the NYSE. CompCo members qualify as “Non-Employee Directors” for the purposes of Rule 16b-3 under the
Exchange Act.
The members of the CompCo are appointed by a majority vote of the independent directors on the Board from among its members, taking into consideration the recommendations of the Nominations and Governance Committee, and each member shall serve until such member’s successor is duly appointed and qualified or until such member’s resignation, removal by a majority vote of the independent directors on the Board, or death.  The Chairperson of the CompCo (the “CompCo Chair”) shall be designated by the independent directors on the Board.
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
The CompCo, in discharging its duties, considers such factors as may be required by the listing standards of the NYSE or applicable rules of the SEC with respect to the independence of its compensation consultants, independent legal, financial and other advisers. Except as expressly provided in the CompCo Charter, the Company’s organisational documents, or as required by law, regulation or NYSE listing standards, the CompCo shall set its own rules of procedure.
For the current composition of the CompCo, refer to “Item 6C: Board practices—Compensation and Human Resources
Committee”.
The meetings of the CompCo are attended by the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief
People Officer (CPO), the Vice President Performance and Reward and advisers and specialists where required, except when these parties are conflicted or have a personal financial interest, such as when their own remuneration or benefits are being discussed.
Directors’ remuneration policy
As required by UK law, the compensation paid to our directors, including our executive directors, is determined in accordance with the directors’ remuneration policy for AngloGold Ashanti that was approved by shareholders at the annual general meeting for the year 2024 (the “2024 AGM”). This directors’ remuneration policy takes into consideration legislation applicable to UK-
incorporated, listed companies and market practices for companies headquartered in the United States.
The directors’ remuneration policy is designed to allow AngloGold Ashanti to compete in a global market, with a specific focus on both market practices for US-listed companies and its peers in the global gold mining sector, and the overall goal of retaining and remunerating the Company’s employees using fair, robust and appropriate remuneration and to reward them for their contributions. Cost management and shareholder value remain fundamental drivers of the Company’s directors’ remuneration policy.
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

EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION
For the amounts paid and benefits granted by AngloGold Ashanti to executive directors in 2024, see below, and for executive management, see “Item 18: Financial Statements—Note 31—Related parties—Key management remuneration”. Remuneration for 2023 has also been shown for comparison.
A comprehensive summary of all elements of the executive directors’ remuneration for the period 1 January to 31 December
2024 is provided below. Although the Company is only technically required to disclose the 2023 data for the period from the appointment of the executive directors to the Board of AngloGold Ashanti plc on 25 September 2023, remuneration for the full financial year has been shown in the interests of full transparency.

Director Name	Year	Salary	Benefits (1)	Pension	Total fixed pay	Annual Cash Bonus / DSP cash	DSP shares (2)	Transition Award (1/3 Cash portion)	Transition Award (2/3 Share Award)	Buy-out share awards on recruitment (3)	Total Variable Pay	Total
	USD
A Calderon	2024	1,689,120	121,861	418,057	2,229,038	1,579,327	—	267,937	535,873	—	2,383,137	4,612,175
	2023	1,656,000	622,585	409,860	2,688,445	1,493,050	2,986,099	0	0	—	4,479,149	7,167,594
GA Doran	2024	627,343	143,852	99,855	871,050	500,620	—	92,878	185,756	—	779,254	1,650,304
	2023	545,516	253,012	41,996	840,524	418,062	909,899	—	—	563,005	1,890,966	2,731,490
(1)The executive directors are provided with family health insurance, group life insurance, social security and other benefits. This includes a final relocation reimbursement for 2023 of $46,077 for A Calderon and $63,322 for GA Doran for their relocation to Denver, Colorado, reflected in 2024. The total value of all benefits is included above. No further relocation benefits are expected for 2025. The relocation policy applied was consistent with the approach taken for other senior executive roles.
(2) Only DSP Shares are illustrated for 2023, no share awards were earned during the 2024 performance year as the first vesting of the Performance Share Plan awards will take place in 2027.
(3)Buy-out awards granted to GA Doran were in respect of incentive arrangements that were forfeited from her previous employer. These awards are deferred awards which vest at the original vesting dates aligned to the forfeited awards.
Compensation for both executives has been disclosed for the full financial year – this includes compensation for AngloGold
Ashanti Limited prior to the completion of the corporate restructuring. There were no other executive directors and no payments to past directors for either 2023 or 2024.
For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to, and exercised by executive directors and executive management team members, see “Item 6E: Share Ownership—Participation by Executive
Directors and Executive Management Team Members in the AngloGold Ashanti Incentive Schemes”.
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
In January 2024 the CEO and executive director, Mr. Alberto Calderon received a pay increase of 2% on his base salary to maintain a level of purchasing parity (below the inflation and market rates of 4% considered for other employees).
When considering the annual increase for the year 2024 for Ms. Gillian Doran, CFO and executive director, a number of factors were taken into consideration including: the Company’s philosophy, the competitiveness of the CFO's remuneration relative to
AngloGold Ashanti’s identified peer companies, the approach of fair, equitable and responsible pay, affordability and market insights. The CompCo then determined that her base salary for 2024 be set at $627,343.
The Company’s executive directors do not receive additional payment of directors’ fees or committee fees.
Variable pay
In 2024 the Company replaced the AngloGold Ashanti Deferred Share Plan (the “DSP”), a backward looking single incentive structure with a more standard incentive approach comprising two separate plans:
•Annual cash bonus - a simple cash bonus based on short-term objectives covering both company and individual performance.

•Performance-based long-term incentive - annual grants of share awards that vest after three years if forward-looking performance objectives are met. These metrics are directly linked to the execution of AngloGold Ashanti’s strategic ambitions and creation of shareholder value.
To facilitate the move from a backward-looking scheme (DSP from 2021 to 2023 performance period) to the forward-looking annual cash bonus (STI) and Performance Share Plan (“PSP”) (granted in 2024 to vest in 2026), transition incentives were required to ensure that there were no gaps or overlaps in the performance periods under the scheme as well as no increase or decrease in the target remuneration opportunity for participants. The transition arrangements were therefore required for the periods 2022 to 2024 and 2023 to 2025. The Transition award is two grants for these periods equal to the relative TSR element of the DSP and measured in accordance with the TSR vesting schedule and peer groups used under the DSP. The awards are delivered one-third in cash and two-thirds in shares which will vest after three years.
The new incentive scheme maintains the aggregate on-target opportunities as the DSP, subject to temporary reductions for 2024 and 2025 to reflect the transition incentive awards described below (but with an aggregate on-target opportunity equal to that under the DSP). In the case of the CEO, he had the opportunity to earn an annual bonus with an on-target opportunity of 85%
(maximum opportunity 150% of target) of salary and a performance-based long-term incentive under the PSP with an on-target opportunity of 170% (maximum opportunity 200% of target) of salary, comparable to his on-target opportunity of 300% of salary under the DSP for 2023. In the case of the CFO, she had the opportunity to earn an annual bonus with an on-target opportunity of 76% (maximum opportunity 150% of target) of salary and a performance-based long-term incentive under the PSP with an on-
target opportunity of 152% (maximum opportunity 200% of target) of salary, comparable to her on-target opportunity of 270% of salary under the DSP for 2023. The threshold opportunity is 50% of target.
For long-term incentive awards under the PSP granted in 2024, performance is measured over three years to 31 December 2026 and is based on relative TSR, relative cost improvement, delivery of growth projects and environmental, social and governance goals. The goals and the outcome against them, will be disclosed in 2027 once the performance period is complete.
As noted above, since the 2023 DSP award was made based on multiyear performance over the period 2021 to 2023 and the first PSP award was granted subject to performance over the period 2024 to 2026, transition arrangements were established to incentivise performance over the periods 2022 to 2024 and 2023 to 2025. A transition incentive award in respect of each of these periods was granted to each of the executive directors. Each transition incentive award has a value equal to the relative TSR element of the DSP for that executive director (i.e., a target opportunity of 45% of salary for the CEO and 42% of salary for the
CFO with a maximum opportunity of 150% of target), and will be measured in accordance with the TSR vesting schedule and peer groups used under the DSP. The awards are deliverable one third in cash and two thirds in shares which vest after three years. To insure incentive opportunities remain appropriate, the target opportunities under the PSP for 2024 and 2025 awards were reduced such that the overall target remuneration remains unchanged. The threshold opportunity is 50% of target.
Incentive awards that are denominated in shares accrue dividend equivalents, which are payable only if the underlying awards vest. For a description of share-based compensation and awards (including cash awards), see “Item 6E: Share Ownership”.
Recovery Provisions
The CompCo has discretion to apply malus and reduce, including to zero, an award that has not yet accrued or vested to an individual, including in certain specified circumstances relating to errors in the Company’s financial statements or the determination of the performance outcomes or the negligence, incompetence or poor performance of the recipient.
The CompCo may claw back an award at any time during the three years following the date of vesting in certain specified circumstances relating to: (1) material failures of risk management; (2) gross misconduct prior to the award vesting; (3) a material error in the Company’s financial statements, which results in a restatement, and may have resulted in an over-allocation; (4)
events prior to vesting that have a significant detrimental reputational impact or lead to censure by a regulatory authority; or (5) a performance condition is miscalculated, which results in an overpayment.
In addition, the Company has adopted a recovery policy in accordance with NYSE listing standards whereby the Company will be required to recover incentive-based compensation awarded to certain executives of the Company, including the executive directors, to the extent that (1) an accounting restatement is required, (2) the amount of compensation that was awarded, allocated or vested would have been lower based on the restated financial results and (3) the compensation was received by the executive during the three completed fiscal years immediately preceding the date the Company determines, reasonably should have determined or is otherwise required to prepare a financial restatement.
Retirement benefits/pension
Retirement benefits are granted to all executives and employees typically based on their jurisdiction, which determines the plan and contribution rate. All executives and employees receive retirement benefits under defined contribution plans. See “Item 18:
Financial Statements—Note 8—Employee benefits” and “Item 18: Financial Statements—Note 26—Provision for pension and post-retirement benefits”.

Mr. Calderon is a member of the International Pension Plan, with the Company contributing 24.75% of his base salary to the plan on a monthly basis. He also maintains his Australian Superannuation benefit, a defined contribution retirement plan, but this has no Company contributions.
Ms. Doran is a member of the US Executive Deferral Plan which provides for a Company contribution of 12.5% of base salary and cash bonus.
Other benefits
Both executive directors receive Company-provided healthcare, group life cover for both death and disability, tax services of an independent tax adviser and their spouses may accompany them on one business class trip per annum paid for by the
Company.
Expatriate benefits may be provided to executive directors on international assignment, including housing, schooling, international medical aid, home leave trips and tax equalization, with the exact benefits offered guided by the Mobility Standard and varying depending on the nature, duration and location of the assignment.
In 2023, both executive directors relocated to Denver, Colorado, USA and received relocation allowances in line with the
Company’s standard policy. No further relocation allowances were paid in 2024 however, final reimbursements for 2023 to the value of $46,077 for Mr. Calderon and $63,322 for Ms. Doran is reflected in 2024.
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
Overview of executive management pay
The CompCo is also responsible for oversight of the remuneration of the executive management team. Under English law, the
Company is not required to disclose remuneration details for executive roles other than the executive directors. However, to provide continuity with previous disclosures an overview of the Company’s executive management remuneration outcomes for
2024, and the related incentive structures is provided below.
In 2024, in addition to the CEO and the CFO, the executive management team comprised Ms. Lisa Ali, Chief People Officer; Mr.
Stewart Bailey, Chief Sustainability and Corporate Affairs Officer; Mr. Terry Briggs, Chief Development Officer; Mr. Marcelo
Godoy, Chief Technology Officer; Mr. Richard Jordinson, Chief Operating Officer; and Ms. Lizelle Marwick, Chief Legal Officer.
Throughout 2024, the Company’s executive management team received a base salary, pension benefits, other benefits and participated in the Company’s new incentive scheme, comprising the annual cash bonus (STI), the PSP and the Transition
Incentive Award  using the same performance scorecard measures and outcomes as that for executive directors set out below.
Based on performance achieved over 2024, the average outcome for the 2024 annual cash bonus for this group was 74.5% of target (Company and individual performance), resulting in an overall total annual bonus award of $2.5 million, and the average outcome for the 2022 – 2024 transition incentive award for this group was 42.3% of target, resulting in an overall transition award of $1.5 million (one-third was paid in cash ($0.5 million), and two-thirds was delivered in shares ($1 million) deferred over a three year period).
For a description of share-based compensation and awards (including cash awards), see “Item 6E: Share Ownership”.

NON-EXECUTIVE DIRECTORS’ FEES AND ALLOWANCES
The table below details the fees and allowances paid to non-executive directors during 2024 in line with the fee structure as approved by the Company’s shareholders.  In addition to their compensation, the non-executive directors receive fees for their participation on Board committees and allowances for travelling internationally to attend Board meetings. Non-executive directors do not receive further payments from the Company.

	Director’s fees (1)	Committee fees (2)	Travel allowance	Total	Director’s fees (1)	Committee fees (2)	Travel allowance	Total
	2024 (USD)				2023 (USD)
JE Tilk (Chairperson) (3)	225,000	58,800	25,000	308,800	136,400	101,500	17,500	255,400
R Gasant (Lead independent Director)	163,200	87,000	28,800	279,000	177,200	89,000	6,250	272,450
KOF Busia	122,400	57,500	27,500	207,400	136,400	78,000	38,750	253,150
B Cleaver (4)	54,300	17,800	—	72,100	—	—	—	—
AM Ferguson	122,400	85,500	5,000	212,900	136,400	87,500	17,500	241,400
AH Garner	122,400	64,400	22,500	209,300	136,400	62,000	16,250	214,650
SP Lawson (5)	96,800	36,600	16,300	149,700	136,400	62,000	18,750	217,150
J Magie	122,400	25,000	27,500	174,900	64,700	23,500	18,750	106,950
N Newton-King (4)	54,300	17,800	11,300	83,400	—	—	—	—
MDC Ramos (6)	120,800	13,300	10,000	144,100	328,800	36,375	6,250	371,425
MC Richter (6)	50,000	34,100	7,500	91,600	136,400	80,500	15,000	231,900
D Sands	122,400	43,500	21,300	187,200	64,700	20,000	18,750	103,450
Total	1,376,400	541,300	202,700	2,120,400	1,453,800	640,375	173,750	2,267,925

Notes:
(1) Includes the annual base fee paid to the non-executive directors as well as the fees paid for special Board meetings.
(2) Includes the fee paid to the individual for their committee membership and committee Chairperson role, where applicable, as well as fees paid for special committee meetings. In 2024 this included fees for the Transaction Committee convened to consider the Centamin acquisition.

(3) J Tilk became Board Chair on 28 May 2024.
(4) B Cleaver and N Newton-King were appointed to the Board on 22 July 2024.
(5) S Lawson resigned from the Board on 15 October 2024.
(6) M Ramos and M Richter retired from the Board on 28 May 2024.

The table below sets out the non-executive director fees that were approved by the Company’s shareholders in 2024:

USD
Board meetings
Chairperson allowance	295,800
Lead Independent Director allowance	163,200
Non-executive director allowance	122,400
Additional Chairperson allowance per special Board meeting (1)	13,000
Additional non-executive director allowance per special Board meeting (1)	3,500
Committee meetings
Chairperson of the Audit and Risk Committee	35,000
Members of the Audit and Risk Committee	20,000
Chairperson of the Compensation and Human Resources Committee	35,000
Members of the Compensation and Human Resources Committee	20,000
Chairperson of the Investment Committee (2)	32,500
Members of the Investment Committee (2)	20,000
Chairperson of the Social, Ethics and Sustainability Committee	32,500
Members of the Social, Ethics and Sustainability Committee	20,000
Chairperson of the Nominations and Governance Committee	32,500
Members of the Nominations and Governance Committee	20,000
Additional fee per meeting for ad hoc committee meetings (3)	3,500
Travel allowance for overnight away (4)	1,250
(1) Fees are paid for Board meetings that exceed five Board meetings annually.
(2)On 31 March 2024, the Investment Committee ceased to exist and, with effect from 1 April 2024, its duties and responsibilities were assumed by the Board.
(3)Fees are paid for committee meetings that exceed four committee meetings annually.
(4) In addition to the travel allowance payable, the Company will cover reasonable accommodations and sundry costs.
6C.BOARD PRACTICES
The Board of Directors
The Company is governed by a unitary board of directors, the composition of which promotes the balance of authority and precludes any one director from dominating decision-making. The Company’s board membership at year-end comprised eleven directors, nine independent non-executive directors and two executive directors.
The Board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented charters, which are reviewed annually. The Board currently has the following committees: an Audit and Risk Committee, a Compensation and Human
Resources Committee, a Social, Ethics and Sustainability Committee, and a Nominations and Governance Committee. On 31
March 2024, the Investment Committee ceased to exist and, with effect from 1 April 2024, its duties and responsibilities were assumed by the Board.
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
Non-Executive Directors Fees
AngloGold Ashanti is required to compensate its directors in accordance with a shareholder-approved directors’ remuneration policy. The current directors’ remuneration policy was approved by shareholders at the 2024 AGM, following which the non-
executive directors were paid in accordance with the remuneration policy. Prior to the 2024 AGM, the non-executive directors received fees for their services generally consistent with those provided for under the remuneration arrangements approved by
AngloGold Ashanti Limited’s shareholders prior to the completion of the corporate restructuring. The Nominations and
Governance Committee has responsibility for making recommendations to the Board on non-executive director remuneration. A full review of non-executive director fees, including shareholding requirements, was initiated in 2024 and remains ongoing. This review takes into account the governance frameworks applicable to the Group, as well as market and best practice for US-listed companies, and is expected to be completed in 2025. See “Item 6B: Compensation—Compensation and Human Resources
Committee—Directors’ remuneration policy” and “Item 6B: Compensation—Non-executive directors’ fees and allowances” for further information.
Service contracts
Non-Executive Directors
Non-executive directors are appointed via letters of appointment which can be terminated with one month’s notice. Continued
appointment is subject to the Company’s articles of association, satisfactory performance, election by shareholders at each
AGM, the relevant statutory provisions and an annual review of performance.
Executive Committee
New service contracts were adopted for the executive directors and members of the executive management team upon completion of the corporate restructuring. The service contract of the CEO, Mr. Alberto Calderon has a defined expiry date of 31
August 2026 or it may expire earlier at 12 months’ notice by either party. The service contract of the CFO, Ms. Gillian Doran is terminable on six months’ notice by either party. The remaining members of the executive management team have employment contracts terminable on six months’ notice by either party which entitle them to standard group benefits as defined by their specific geographic location and participation in the Company’s incentive scheme.
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

Executive Committee member	Notice Period	Change of Control
Chief Executive Officer	12 months	18 months
Chief Financial Officer	6 months	12 months
Other Executive Management team members	6 months	12 months

Termination Provisions
In addition to the termination provisions in service contracts with our directors, our incentive scheme rules contain certain termination provisions that apply in the event of the termination of employment of our executive directors. Under our annual bonus scheme, no bonus is awarded in the event an executive director departs as a result of a voluntary resignation or termination for cause. However, in the event of mutual separation, voluntary retirement, retrenchment or death, the Company has discretion to provide for a prorated bonus. PSP, DSP and transition award scheme rules each provide that unvested awards will lapse in the event of an executive director’s voluntary resignation or termination for cause. In the event of a mutually agreed separation or a separation due to retirement or retrenchment, the Company has discretion to provide that PSP awards will remain outstanding and eligible to vest, with or without time-proration, while DSP and transition awards will remain outstanding and eligible to vest and the executive director will have 6 months from the later of the departure date and the vested date to exercise any vested awards. In the event of the executive director’s death, PSP, DSP and transition awards will immediately vest.
Key activities of the Board and committees during 2024
The activities of the Board and its committees were aimed at discharging their duties and promoting the strategic priorities of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.
Board and committee meeting attendance
In 2024, directors’ attendance at Board and committee meetings was as follows:

	Board	Audit and Risk	Investment	Compensation and Human Resources	Social, Ethics and Sustainability	Nominations and Governance
Number of meetings of AngloGold Ashanti in 2024	11	10	2	6	5	5
JE Tilk (1)	11/11	6/6	2/2	n/a	2/2	5/5
KOF Busia	11/11	n/a	2/2	n/a	5/5	5/5
A Calderon	11/11	n/a	n/a	n/a	n/a	n/a
B Cleaver (2)	5/5	3/3	n/a	n/a	2/2	n/a
GA Doran	11/11	n/a	n/a	n/a	n/a	n/a
AM Ferguson	11/11	10/10	n/a	6/6	n/a	5/5
AH Garner	11/11	10/10	2/2	6/6	n/a	n/a
R Gasant (3)	11/11	10/10	n/a	5/6	5/5	5/5
SP Lawson (4)	8/8	8/8	2/2	n/a	4/4	n/a
J Magie	11/11	10/10	2/2	n/a	n/a	n/a
N Newton-King (5)	5/5	n/a	n/a	2/2	2/2	n/a
MDC Ramos (6)	4/4	n/a	n/a	n/a	n/a	2/2
MC Richter (7)	4/4	n/a	n/a	3/3	2/2	2/2
D Sands	11/11	n/a	n/a	6/6	5/5	n/a
(1)Mr. Jochen Tilk was appointed Board Chair with effect from 28 May 2024 and stepped down as a member of the Audit and Risk Committee and the Social, Ethics
and Sustainability Committee on the same date.
(2)Mr. Bruce Cleaver joined the Board as a non-executive director and member of the Audit and Risk Committee and the Social, Ethics and Sustainability
Committee with effect from 22 July 2024.
(3)Mr. Rhidwaan Gasant was unable to attend the ad hoc Compensation and Human Resources Committee on 15 February 2024, due to a pre-existing commitment.
(4)Mr. Scott Lawson served as a non-executive director from 2021 until he resigned as a non-executive director and member of the Audit and Risk Committee and the Social, Ethics and Sustainability Committee on 15 October 2024.
(5)Ms. Nicky Newton-King joined the Board as a non-executive director and member of the Compensation and Human Resources Committee and the Social, Ethics
and Sustainability Committee with effect from 22 July 2024.
(6)Ms. Maria Ramos served as a non-executive director from 2019 until her retirement from the Board as Board Chair and member of the Nominations and
Governance Committee on 28 May 2024.
(7)Ms. Maria Richter served as a non-executive director from 2015 until her retirement from the Board as a non-executive director and member of the
Compensation and Human Resources Committee, the Social, Ethics and Sustainability Committee and the Nominations and Governance Committee on 28 May
2024.

Where directors have been unable to attend meetings due to illness or conflicts in their schedules, they have received and reviewed the materials for that meeting and have been given the opportunity to relay their comments in advance, and follow up with the relevant chairperson of the meeting if necessary.
Audit and Risk Committee
The Audit and Risk Committee comprises seven independent non-executive directors.
The current members of the Audit and Risk Committee as of the date hereof are:

Audit and Risk Committee Members	AM Ferguson (Chairperson and independent NED) (1)
K Busia (Independent NED)
B Cleaver (Independent NED)
AH Garner (Independent NED)
R Gasant (Independent NED) (2)
J Magie (Independent NED)
D Sands (Independent NED) (1)
(1) Mr. Alan Ferguson will step down as Chairperson of the Audit and Risk Committee with effect from 27 May 2025 (but will continue to serve as a member of the
Audit and Risk Committee) and Ms. Diana Sands has been appointed as Chairperson of the Audit and Risk Committee with effect from the same date, subject to their re-election at the 2025 AGM (scheduled for 27 May 2025).
(2) Mr. Rhidwaan Gasant will step down from the Audit and Risk Committee with effect from 27 May 2025.
NED - Non-Executive Director

Number of meetings held by Audit and Risk Committee in 2024	Ten
The Audit and Risk Committee’s duties are set out in its Board-approved charter, the adequacy of which is reviewed at least annually (the current version of which was approved by the Board in November 2024). The principal duties and responsibilities of the Audit and Risk Committee include, among others:
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
Proceedings and Performance Review
The Chief Executive Officer, Chief Financial Officer; Senior Vice President: Group Controller; Chief Legal Officer; Senior Vice
President: Group Internal Audit; Vice President: Group Tax; Vice President: SOX Compliance; Head of Group Risk; Senior Vice
President: Digital Technology; Vice President: Group Compliance; the external auditors, as well as other assurance providers regularly attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The Audit and Risk Committee meets periodically with management, and external audit in separate non-
executive sessions to discuss any matters that the Audit and Risk Committee or any of these groups believe should be discussed privately. The Audit and Risk Committee meets separately with internal audit at least once every quarter, generally at each scheduled quarterly meeting.
The Company conducted an external effectiveness review of the Board and its committees, including the Audit and Risk
Committee, during the second half of 2024. The Nominations and Governance Committee together with the Board plans to review the effectiveness of the Board and its committees regularly hereafter.

Compensation and Human Resources Committee
The Compensation and Human Resources Committee (“CompCo”) comprises five independent non-executive directors. The current members of the CompCo as of the date hereof are:

Compensation and Human Resources Committee Members	A Garner (Chairperson and independent NED)
AM Ferguson (Independent NED)
R Gasant (Independent NED) (1)
N Newton-King (Independent NED)
D Sands (Independent NED)
Other individuals who regularly attended meetings (attended by invitation or if needed to contribute pertinent insights and information)	A Calderon (CEO)
GA Doran (CFO)
L Ali (Chief People Officer)
A Sidat representing Deloitte LLP (Independent adviser to the CompCo)
EM Martinez (VP: Performance and Reward)
(1) Mr. Rhidwaan Gasant will step down from the CompCo with effect from 27 May 2025.
NED - Non-Executive Director

Number of meetings held by Compensation and Human Resources Committee in 2024	Six
The CompCo activities were reviewed upon completion of the corporate restructuring and are governed by the Compensation
Committee Charter (the current version of which was approved by the Board in November 2024). The principal duties and responsibilities of the CompCo include, among others:
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
•to develop, implement and maintain a clawback policy, oversee any clawback recovery efforts and oversee disclosures regarding the Company’s clawback policy;
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

Remuneration Consultants
When appropriate, the CompCo obtains advice from independent remuneration consultants. These consultants are employed directly by the CompCo and engage directly with them to ensure independence. Deloitte LLP (“Deloitte”) was appointed as the independent remuneration adviser by the Remuneration Committee of the board of directors of AngloGold Ashanti Limited with effect from May 2022.
Deloitte is a member of the Company’s Remuneration Consulting Group and, as such, operates under the Code of Conduct in relation to executive remuneration consulting. During 2024, the CompCo reviewed the advice provided by Deloitte and confirmed that it has been objective and independent. The CompCo also determined that the Deloitte partner who provides remuneration advice to it does not have any connections with the Company that may impact their independence.
During 2024, Deloitte provided advice to the CompCo on a range of remuneration topics including market updates, advice on share incentive schemes, annual reporting and legislative and governance guidance. The Deloitte consultants attended all
CompCo meetings. Deloitte provided the Company with unrelated advice and consultancy in respect of salary benchmarking, performance metric setting, communication plans and annual reporting.  In addition, Deloitte also provided technical accounting advisory services, as well as other employee and tax-related services to the Group during 2024.
The CompCo also made use of the services and output of Mercer LLC, who provided global survey data and analysis primarily around salary benchmarking for executive pay.

6D.EMPLOYEES
The average number of attributable employees (including contractors) in the AngloGold Ashanti Group for each of the last three financial years was:

	2024*	2023	2022
Africa **	27,930	21,734	19,807
Australia	1,777	1,741	1,532
Americas	8,509	8,565	9,498
Other, including corporate and non-gold producing subsidiaries	1,268	1,618	1,757
Total	39,484	33,658	32,594
*The approximate number of contractors employed on average during 2024 was 23,367.
**The acquisition of Centamin plc, which was completed on 22 November 2024, contributed 5,503 attributable employees (including contractors) in 2024.
Labour relations and collective bargaining
At AngloGold Ashanti, we continuously endeavor to build and maintain constructive relations with our employees and their union representatives, which are underpinned by our Company values.
The Global Employee Relations Standard, has been amended and will be approved and launched in the second half of 2025.
This standard governs employee and labour relations and enables an effective mechanism for communication and participation for our employees.
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
All employees in the Australian Region (including all employees in global teams employed through the Australian business unit)
are engaged on individual common law contracts. Union membership amongst private sector employees continues to fall in
Australia, with approximately 7.9 percent of private sector employees reporting union membership in 2024.
The ‘Same Job, Same Pay’ laws, which came into effect in Australia on 1 November 2024, require that labour hire workers receive at least the same pay as permanent employees who are conducting similar work. The laws apply to base rates of pay, overtime rates, penalty rates and casual loading.

Employees covered by collective bargaining agreements
Argentina	90 percent
Brazil	99 percent
Ghana	86 percent
Guinea	95 percent
Tanzania	85 percent
Wage negotiations and conditions of service review were concluded successfully at all sites in Ghana, Tanzania and Guinea, and were within the official inflation ranges. There is heightened competition in the labour markets at these sites, which are within the
Africa Business Unit (“ABU”), and therefore the retention of key critical staff is paramount. The ABU participated in total remuneration surveys to meet the benchmark at competing markets in Ghana, Guinea and Tanzania. Overall, the wage negotiations took into consideration the various inflationary and labour market demands of unions.
In Africa, there were no labour incidents that stopped our operations in 2024.
In Brazil, three collective agreements, for Santa Bárbara, Nova Lima/Sabará and Crixás, were successfully negotiated and signed with the unions, effective August 2024. These agreements incorporated salary adjustments that were directly aligned with the inflation rate for the period. A transformative breakthrough was achieved in Nova Lima with the introduction of a “4 on, 4 off”
twelve-hour work schedule for underground operations, which was intended to improve employees’ quality of life while enhancing productivity. With this initiative, AngloGold Ashanti became the first company in the country to implement such a schedule for underground work, setting a significant milestone. The country experienced a slight increase in inflation, recording a rate of
4.06% in 2024, up from 3.53% in 2023.

In Argentina, the inflation rate remained high in 2024 at 118% (down from 211% in 2023). Due to the persistently high inflation rates, officially published percentage increases are currently being matched in monthly salary increases.
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
6E.SHARE OWNERSHIP
MINIMUM SHAREHOLDING REQUIREMENT FOR EXECUTIVE DIRECTORS AND EXECUTIVE MANAGEMENT
The CompCo is of the opinion that share ownership by the executive directors and members of the executive management team demonstrates their commitment to AngloGold Ashanti’s success and serves to reinforce alignment between executive and shareholder interests. AngloGold Ashanti has a minimum shareholder requirement (“MSR”) for executive directors, which has subsequently been revised, as per the table below:

Role	Within six years of appointment/from introduction of MSR	Holding requirement	Post-termination holding effective 1 January 2022
CEO	300% of net annual base salary	Throughout employment as a director or an executive officer
The post-termination MSR will be required based on the MSR
policy at the time of termination. Should the executive depart (or no longer serve as a director or executive management team
member before they have achieved the MSR, all vested shares
allocated effective 1 January 2022 onwards from the Company’s share incentive scheme will be held for one-year post-termination.
The holding will be up to their required MSR.

CFO	250% of net annual base salary
Executive Management Team	200% of net base salary
The following count towards an individual MSR:
•Shares purchased on the market, either directly or indirectly.
•Vested shares from AngloGold Ashanti’s share incentive schemes.
•Previously granted DSP awards (vested and unvested). Unvested awards are not subject to further performance conditions and are included on a post-tax basis.

The table below summarises each executive director and executive management member’s accomplishment of the MSR. As of
31 December 2024, the interests of directors and executive management in the ordinary shares of the Company did not individually or in the aggregate exceed one percent of the Company’s issued ordinary share capital.

Executive	Ordinary shares owned as at 31 December 2024	DSP Share Awards exercised during the year	Vested and unexercised DSP share awards as at 31 December 2024	Unvested DSP shares awards as at 31 December 2024	Unvested buy- out share awards as at 31 December 2024	Six-year target achievement date	MSR holding as at 31 December 2024 as a percentage of net base pay
Executive Directors
A Calderon	55,764	54,970	—	346,514	—	September-2027	625%
GA Doran	12,384	10,883	—	51,261	12,073	January-2029	262%
Other Members of Executive Management
L Ali	30,873	9,733	—	95,602	—	April-2028	453%
SD Bailey	8,969	34,311	70,372	123,209	—	January-2025	767%
TJ Briggs	25,958	19,825	—	73,697	—	April-2028	671%
MC Godoy	79,525	35,717	—	112,446	—	October-2027	790%
R Jordinson	—	—	19,319	48,910	—	October-2029	208%
L Marwick	11,715	28,071	49,494	108,265	—	July-2026	724%

MINIMUM SHAREHOLDING REQUIREMENT FOR NON-EXECUTIVE DIRECTORS
The non-executive directors have a minimum shareholding policy which requires them to hold shares in the Company equivalent to 150% of their annual base fee. Normally non-executive directors are expected to meet this requirement within the later of four years from appointment to the Board and the adoption of the policy, or any increase in fee level, with progress towards half of the guideline expected after two years. If a decline in the share price causes a non-executive director to fall below the MSR based on the prevailing market price, the non-executive director is not required to purchase further shares although the non-executive director must refrain from disposing of any shares until compliance has been achieved.
The current policy was adopted by the Company in February 2024 and the Nominations and Governance Committee has
responsibility for reviewing this policy and is also responsible for making recommendations to the Board for non-executive director fees.
A full review of non-executive director fees, including shareholder requirements, was initiated in 2024 and remains ongoing. This review takes into account the governance frameworks applicable to the Group, as well as market and best practice for US-listed companies, and is expected to be completed in 2025.
The following table illustrates the level of compliance with this MSR. It sets out the interests of the non-executive directors and their connected persons in the share capital of the Company as at 31 December 2024, or their date of cessation if earlier, and at
31 December 2023.

Director Name	Shares held (Ordinary shares)		Minimum shareholding requirement
	31 December 2024	31 December 2023	Four-year target achievement date	Percentage of MSR target achieved as at 31 December 2024 (1)
JE Tilk (Chairperson) (2)	2,800	2,800	May-2028	15%
R Gasant (Lead Independent director)	—	—	February-2028	—
KOF Busia	4,000	4,000	February-2028	50%
B Cleaver (3)	—	—	July-2028	—
AM Ferguson	5,000	5,000	February-2028	63%
AH Garner	30,000	30,000	February-2028	377%
SP Lawson (4)	2,830	2,830	February-2028	36%
J Magie	5,000	5,000	February-2028	63%
N Newton-King (3)	—	—	July-2028	—
MDC Ramos (5)	4,000	4,000	February-2028	21%
MC Richter (6)	11,300	11,300	February-2028	142%
D Sands	3,000	3,000	February-2028	38%
(1) For the purpose of the MSR, shares are valued on the basis of the greater of (a) the original purchase price, (b) the share price on the date on which this policy was adopted (being 20 February 2024), and (c) the prevailing market price on 31 December each year.
(2) Mr. Jochen Tilk became Board Chair on 28 May 2024, which resulted in an increase in his annual base fee. As a result, compliance with the MSR is required within four years from the date of this increase.
(3) Mr. Bruce Cleaver and Ms. Nicky Newton-King were appointed to the Board on 22 July 2024.
(4) Mr. Scott Lawson resigned from the Board on 15 October 2024, the 2024 information in this table reflects his interest at 15 October 2024.
(5) Ms. Maria Ramos retired from the Board on 28 May 2024, the 2024 information in this table reflects her interest at 28 May 2024.
(6) Ms. Maria Richter retired from the Board on 28 May 2024, the 2024 information in this table reflects her interest at 28 May 2024. 1,000 shares were held indirectly by Ms. Maria Richter’s husband.
ANGLOGOLD ASHANTI INCENTIVE SCHEME
AngloGold Ashanti operated the DSP, which was implemented by AngloGold Ashanti Limited in 2018 as a single incentive scheme comprising short- and long-term metrics. The last allocation under the DSP took place for the 2023 performance year and was replaced by the annual cash bonus (STI) and the PSP, the long-term incentive element. In addition, a two-year transition incentive scheme was implemented to facilitate the move from a backward-looking scheme to a forward-looking scheme ensuring no gaps or overlaps and no increase or decrease in the target remuneration opportunities for all participants.
Importantly, the new structure maintains the on-target opportunities from the DSP. In particular, for the CEO, the current on-
target incentive opportunity is 300% of salary, with up to 100% of salary delivered in cash and 200% of salary delivered in deferred shares. Under the new approach, subject to modification as described below for the transition incentive awards, the structure will be an annual cash bonus with an on-target opportunity of 100% of salary, and a performance-based long-term incentive with an on-target opportunity of 200% of salary:

	Annual Cash Bonus (STI)	Performance Share Plan	Total Incentive
Level	On-Target Achievement
Chief Executive Officer	100%	200%	300%
Chief Financial Officer	90%	180%	270%
Executive Management Team	85%	165%	250%
For the transition periods 2022 to 2024 and 2023 to 2025,  the target opportunities depicted above will be reduced by 45% for the CEO, 42% for the CFO and 40% for the executive management team and will be delivered as a transition incentive award, one-third cash and two-thirds shares.
LEGACY DEFERRED SHARE PLAN
The legacy DSP award was payable in cash and, where applicable (depending on stratum level), in either deferred cash or deferred shares, vesting equally over either a two-, three-, or five-year period. The total DSP was determined based on a combination of Company and individual performance measures, which were defined annually with weightings applied to each measure. Each metric was weighted and had a threshold, target and stretch achievement level assigned, based on the Company budget and the desired stretch targets for the year.
At the end of each financial year, the performance of each of the Company, the CEO, the CFO and executive management team was assessed by the CompCo and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as a percentage of base salary based on on-target achievement.
The last allocation of the awards under the legacy DSP was made in 2024 following the end of the 2021-2023 performance period.
PERFORMANCE SHARE PLAN (PSP)
The PSP was implemented in 2024 as the long-term incentive scheme with vesting dependent on Company performance over a period of three financial years.
The PSP allocation is done as a percentage of salary with the percentage being determined by stratum level. The CompCo reviews the metrics, targets and weightings prior to each grant and at the end of the three-year performance period they apply their discretion to approve the final allocation.
Under the PSP, the maximum vesting level will be set at 200% of target opportunity levels (DSP was set at 150% of target opportunity). This reflects the forward-looking nature of the targets and typical market practice for US-listed companies.
Outcomes at the top-end would require significant outperformance of expectations.
The first PSP allocation took place in 2024 which means the first performance assessment and vesting will take place in 2027.
ANNUAL CASH BONUS (STI)
The STI was implemented in 2024 along with the PSP to replace the Company’s DSP.  The more market aligned STI is a cash bonus with performance measures over a financial year. The STI payment value is determined by stratum level and the incentive is calculated based on achieving a combination of Company and individual performance measures which are defined annually with weightings apportioned to each of the measures. Each of the Company metrics has a threshold, target and stretch.
The CompCo approved the 2024 STI Company performance achievement of 100% of target.
Prior to determining the overall outcome from the scorecard, the CompCo also considered the broader context for performance.
This review is to ensure that the outcomes fairly reflects performance during the year. In particular the CompCo noted:
•Significant year-on-year growth in actual free cash flow increase and a significant year-on-year increase in Adjusted
EBITDA.
•Robust balance sheet enabling the delivery of an enhanced dividend policy, with total payouts of $439 million for 2024.
•Acquisition of Centamin which provides the Company with a highly cash generative Tier 1 asset.
•Disruption to production caused by the unprecedented rainfall and flooding in Tropicana in March 2024 when 312mm of rain fell in a 72-hour period resulting in several days of closure as well as power reliability issues in Obuasi and Geita, and multiple abnormal weather events impacting the broader portfolio, which materially impacted outcomes under the financial and production metrics.
•Marked turnaround in operational performance of the Brazilian operations versus the prior year, along with notable resilience demonstrated by the teams in Obuasi, which pivoted to a hybrid mining approach after encountering dangerous and disruptive brittle ground conditions in its high-grade stopes, and at Geita, Siguiri and Iduapriem in recovering from setbacks including significantly higher than average rainfall, which hampered open-pit production.

•Although the Company delivered a 10% improvement in TRIFR, which remains well ahead of industry benchmarks, the safety performance was marred by a fatality during the year following a light motor vehicle accident at Geita. In light of this fatality, management recommended and the CompCo agreed that the safety element be reduced by 5%.
Considering all these factors alongside the strong final operational and financial results, the CompCo agreed on a final Company performance achievement of 100%.
The CompCo is satisfied that this outcome appropriately rewards our employees who participate in the STI and more closely matches the shareholder experience. The table below summarises the performance measures, their weightings, and performance against those metrics applicable to the STI for 2024:

Theme	Measures	Target Weighting	Threshold measures (50% of target)	Target measures (100% of target)	Stretch measures (150% of target)	2024 Performance (2)	2024 Achievement
Financial Performance	Free cash flow (pre growth capital) (1)	10.0%	$766m	$1,075m	$1,384m	$1,163m	11.7%
Optimise overheads, costs, and capital expenditure	Total cash cost	15.0%	$1,175/oz	$1,154/oz	$1,071/oz	$1,157/oz	13.8%
	All-in sustaining cost	15.0%	$1,650/oz	$1,617/oz	$1,508/oz	$1,607/0z	15.7%
Improve portfolio quality	Production	25.0%	2,633koz	2,699koz	2,792koz	2,621koz	—%
Maintain long-term optionality	Mineral Reserve additions (pre-depletion, asset sales, mergers, and acquisitions)	7.5%	Plus 1.4Moz	Plus 2.8Moz	Plus 4.1Moz	1.9Moz	5.0%
	Mineral Resource additions (pre-depletion, asset sales, mergers, and acquisitions)	7.5%	Plus 2.8Moz	Plus 5.5Moz	Plus 6.9Moz	12.3Moz	11.3%
People and ESG	People: Gender diversity (female representation) Succession planning outcomes	2.5% 2.5%	20.0% 40.0%	23.0% 50.0%	26.0% 80.0%	19.0% 56.0%	0.0% 2.8%
Safety and Health (one
leading indicator applicable
to both Health and Safety):
Major Hazard Control
Verification Compliance
All supervisors and
managers conduct critical
control verifications on
Health and Safety
Total Recordable Injury
Frequency Rate (TRIFR)
		5.0% 5.0%	90.0% 1.49 (0.0% Improvement)	95.0% 1.42 (5.0% Improvement)	100.0% 1.38 (7.5% Improvement)	127.0% 0.97	7.5% 7.5%
	Community – % of Community grievances cleared in 45 days. Environment – Operating assets develop a set of meaningful and achievable context-based Water Stewardship Goals that consider the operational, environmental, and social priorities within their catchment.	5.0%	60.0% of grievances closed out/ cleared within 45 days 80.0% of the operations have goals in place	70.0% of grievances closed out/ cleared within 45 days 90.0% of the operations have goals in place	100.0% of grievances closed out/ cleared within 45 days 100.0% of the operations have goals in place	74.0% 100.0%	2.7% 3.8%
(1)Free cash flow (pre-growth capital) captures performance verses budgeted FCF (excluding growth capital), flexed for gold price movements versus budgeted gold prices. The FCF threshold, target and stretch measures will be normalised each quarter for the impact of gold price and CPI movements compared to the budget, as well as the resultant effect of these variables on cash taxes and royalties.
(2)All performance results exclude Centamin for 2024.

TRANSITION INCENTIVE AWARD
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
Therefore, as the 2023 DSP award was made based on multi-year performance over the period 2021 to 2023 and the first PSP award will be granted in 2024, subject to performance over the period 2024 to 2026, transition arrangements needed to be put in place to ensure that proper incentives were in place to achieve the Company’s performance goals over the next two years (i.e.,
2024 and 2025), since the PSP will not provide for a payout until 2026.
This was achieved by granting two separate transition incentive awards in respect of these periods. These awards will be of equal value to the relative TSR element of the DSP (i.e., a target opportunity of 45% of salary for the CEO and 42% of salary for the CFO), and will be measured in accordance with the TSR vesting schedule and peer groups used under the DSP. These awards will be delivered one-third in cash and two-thirds in shares, which will vest after three years. No transition arrangements will be put in place for the other three-year look back metrics of the DSP scorecard.
In order to ensure that overall incentive opportunities remain appropriate, the target bonus and PSP opportunity for 2024 and
2025 awards were reduced so that the total target remuneration remains unchanged.
The Relative TSR metric for the Transition Incentive Award was measured on a three-year average based against six peers in line with the methodology under the legacy DSP (Agnico Eagle, Barrick Gold, Gold ETF, Gold Fields, Kinross Gold, and
Newmont Mining). For the three-year period to 31 December 2024, AngloGold Ashanti was ranked third and was therefore positioned halfway between the median and upper quartile resulting in a 21.15% payout.

Performance Metrics	Target weighting	Threshold measures	Target measures	Stretch measures	Performance (%)	Achievement (%)
Relative Total Shareholder Return (TSR)	20.0%	Median TSR of Comparators	Halfway between Median and Upper Quartile	Upper quartile TSR of Comparators	48.86	21.15

Impact on Executive Directors
CEO:  Key Objectives and Achievements for 2024 (20% weighting on annual cash bonus):

Scorecard	Weighting	Comments
Production, Financial Performance and Growth Achievement against budget production oz’s, cash cost / oz, AISC and FCF Growth Pipeline Continue to deliver on the Full Asset Potential (FAP) assessments driving the delivery of both productivity and cost benefits over the twelve month period Develop and grow the portfolio both organically and inorganically to create greater optionality for the business. Specifically, complete Obuasi KMS shaft, ramp up production, keep progressing Nevada through its major development stages	60%
Measured against gold production, total cash cost, all-in sustaining cost and free cash flow performance.
Clear turnaround in Brazil and strong delivery on Full Asset Potential, now embedded into our operations and showing demonstrable cost and productivity.
Completion of value accretive Centamin acquisition; purchase of strategic 14.99%
stake in G2 Goldfields for a foothold in Guyana and ongoing evaluation of growth and divestment options.
Obuasi’s KMS shaft completed and new hybrid mining method, employing both bulk and selective mining implemented to safely ramp up production. Obuasi continued to generate free cash flow to the business during this period.
Nevada projects continue to progress. Continued exploration success takes our
Nevada projects to a gold Measured and Indicated Mineral Resource of 5.4Moz and a gold Inferred Mineral Resource of 14.3Moz.

Environmental, Social, and
Corporate Governance (ESG)
Health and Safety
Continued focus on delivering zero
fatalities.
Driving a proactive safety culture and
implementing leading health and safety
initiatives with global standardisation.
Environment and Community
Ensuring a clear strategy to address
emerging requirements and
stakeholder expectations. Focus on
community relations and operational,
environmental and social priorities,
implementation of water stewardship
goals and driving the strategic direction
of the Decarbonisation Strategy to
reduce absolute Scope 1 and 2 GHG
emissions by 30% by 2030.
	10%
A tragic fatality at Geita following a light vehicle accident. We continue to implement lessons learned from High Potential Incidents, improving the quality of Critical Control
Verifications and holding regular global leadership safety meetings led by the CEO.
Total recordable injury frequency rate of 0.98 injuries per million hours is below 1.0 for first time and among lowest in global mining industry.
Significant stakeholder engagements were held across all jurisdictions with employees, government officials, shareholders, prospective investors and lenders, analysts and media.
Continued to drive  decarbonisation strategy, with the Tropicana renewables project complete and commissioned in first half of 2025, and the switch to grid power in
Tanzania, which has a hydropower element, completed in 2024. Projects in Ghana and Guinea are moving through the evaluation phase.

Other strategic priorities Continued embedding of AngloGold Ashanti into the US markets building strong positive sentiment with current and prospective shareholders and establishing AGA as a US recognized organization at state and federal level. Deliver the implementation of the operating model in line with the approved blueprint and in the timeframe outlined in the implementation plan. Reputation Management. Delivering on the people pipeline with focus on executive team succession, critical skills, and a continued focus on diversity.	30%
Introductory meetings held at various levels of government in the US, as well as with
US diplomatic corps in our other operating jurisdictions. Will establish relationship with new administration in 2025.
Operating model delivered in line with plan for 2024 with enhanced effectiveness already being seen. Additional work planned for 2025.
Progress on talent pipeline with a solid bench of successors for each executive member. All critical skills roles have identified successors. Gender diversity has progressed to approximately 20% at executive and senior leadership levels combined.
Conducted media engagements and interviews around results and acquisition to ensure performance and strategy were clearly explained.

Total	100%

CEO: Performance incentive outcome 2024
2024 Performance outcome	Transition Award outcome	Annual Cash Bonus award outcome	Total Incentive Award for 2024
Total % for Company performance	105.75%	100.00%
			x
Weighting:	100.00%	80.00%

A - Company performance weighted outcome:	105.75%	80.00%
Individual performance results		20.00%
Individual performance weighting:		X
Performance rating award correlation:		150.00%

B - Opportunity based on individual performance:		30.00%
Total % of Pay opportunity (A+B)	105.75%	110.00%
	x	x
On-target total cash bonus opportunity (as % of base pay)	15.00%	85.00%
On-target total share award opportunity (as % of base pay)	30.00%	—%

Final cash bonus result (as % of base pay)	15.86%	93.50%
Final share award result (as % of base pay)	31.73%	—%
Base pay as at 31 December 2024	x	x
	1,689,120	1,689,120

Annual cash bonus:	267,937	1,579,327	1,847,264
Annual deferred share portion (to vest after three years):	535,873	—	535,873
Total Incentive Award for 2024	803,810	1,579,327	2,383,137

CFO:  Key Objectives and Achievements for 2024 (20% weighting on annual cash bonus):

Scorecard	Weighting	Comments
Leadership and stakeholder engagement	10%
•Maintained the established relationships with external
stakeholders; met with all three rating agencies and established a good cadence with the new auditors.
•Through engagement with the COO, established a reporting
framework and annual business plan.

Projects	10%
•Contribution in assessing the value of the Centamin transaction and ensuring our technical due diligence review had the
appropriate level of value assigned.
•Significant work done on the implementation of our finance and supply chain operating model based on the newly developed
finance design and vision, significantly enhancing the
effectiveness of the function.

Liquidity, credit ratings and balance sheet management	15%
•Maintained a strong balance sheet bolstered by record gold
pricing and absolute focus on working capital management with an Adjusted net debt to Adjusted EBITDA ratio of 0.2x.
•Outperformed the market expectations on free cash flow
conversion in Q3 and Q4 2024 due to the focus of the regional
CFOs and the engagement with our operations.
•Credit rating agencies moved from negative to stable. Dividends paid out of Argentina for the first time in two years.

Cost discipline and cash preservation measures	40%	•Strong focus on external reporting and supporting the transition to US GAAP. •Completed the design of our cost leadership and contractor management frameworks.
Governance and risk management	15%	•Significant improvement in Delegation of Authority discipline with no capital spend outside of the appropriate management investment committee guidelines.
People	10%	•Building and maintaining the talent within the discipline through senior recruitment and managing talent and succession.
Total	100%

CFO: Performance incentive outcome 2024
2024 Performance outcome	Transition	Annual Cash	Total Incentive
Total % for Company performance	105.75%	100.00%
			x
Weighting:	100.00%	80.00%

A - Company performance weighted outcome:	105.75%	80.00%
Individual performance results		20.00%
Individual performance weighting:		X
Performance rating award correlation:		125.00%

B - Opportunity based on individual performance:		25.00%
Total % of Pay opportunity (A+B)	105.75%	105.00%
	x	x
On-target total cash bonus opportunity (as % of base pay)	14.00%	76.00%
On-target total share award opportunity (as % of base pay)	28.00%	—%

Final cash bonus result (as % of base pay)	14.81%	79.80%
Final share award result (as % of base pay)	29.61%	—%
Base pay as at 31 December 2024	x	x
	627,343	627,343
Annual cash bonus:	92,878	500,620	593,498
Annual deferred share portion (to vest after three years):	185,756	—	185,756
Total Incentive Award for 2024	278,634	500,620	779,254

PARTICIPATION BY EXECUTIVE DIRECTORS AND EXECUTIVE MANAGEMENT TEAM MEMBERS IN THE ANGLOGOLD
ASHANTI INCENTIVE SCHEMES
For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to, and exercised by, executive directors and executive management team members on an aggregate basis during the year ended 31 December 2024 through 9 April 2025, see below.

Number of unvested DSP awards and movement during the reporting period
DSP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December	Fair value of granted awards (1)	Fair value of vested awards (2)	Fair value of unvested awards at 31 December (3)
Executive Directors							USD ‘000
A Calderon	2024	224,933	168,231	46,650	—	346,514	2,986	842	7,998
	2023	41,601	191,652	8,320	—	224,933	3,388	140	4,204
GA Doran	2024	—	51,261	—	—	51,261	910	—	1,183
	2023	—	—	—	—	—	—	—	—
Total Executive Directors	2024	224,933	219,492	46,650	—	397,775	3,896	842	9,181
	2023	41,601	191,652	8,320	—	224,933	3,388	140	4,204

Executive management
L Ali	2024	48,669	56,666	9,733	—	95,602	1,006	176	2,206
	2023	—	48,669	—	—	48,669	860	—	910
SD Bailey	2024	120,388	37,132	34,311	—	123,209	659	619	2,844
	2023	98,452	46,873	24,937	—	120,388	829	418	2,250
TJ Briggs	2024	31,540	36,573	6,308	—	61,805	649	114	1,426
	2023	—	31,540	—	—	31,540	558	—	589
MC Godoy	2024	69,202	57,491	14,247	—	112,446	1,020	257	2,595
	2023	10,180	61,058	2,036	—	69,202	1,080	34	1,293
R Jordinson	2024	51,025	26,805	28,920	—	48,910	476	562	1,129
	2023	41,757	25,317	16,049	—	51,025	448	269	954
L Marwick	2024	88,229	41,730	21,694	—	108,265	741	392	2,499
	2023	60,592	43,442	15,805	—	88,229	768	265	1,649
Total executive management	2024	409,053	256,397	115,213	—	550,237	4,551	2,120	12,699
	2023	210,981	256,899	58,827	—	409,053	4,543	986	7,645

Notes:
(1) The fair value of granted awards represents the value of awards, calculated using a five business day volume-weighted average share price prior to the grant date, 26 February 2024.
(2) The fair value of vested awards represents the value deemed received on the settlement date.
(3) The fair value of unvested awards is calculated using the closing share price as at 31 December.

Number of unvested PSP awards and movement during the reporting period
PSP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December	Fair value of granted awards (1)	Fair value of vested awards (2)	Fair value of unvested awards at 31 December (3)
Executive Directors							USD ‘000
A Calderon	2024	—	161,774	—	—	161,774	2,871	—	3,734
	2023	—	—	—	—	—	—	—	—
GA Doran	2024	—	53,721	—	—	53,721	954	—	1,240
	2023	—	—	—	—	—	—	—	—
Total Executive Directors	2024	—	215,495	—	—	215,495	3,825	—	4,974
	2023	—	—	—	—	—	—	—	—

Executive management
L Ali	2024	—	52,086	—	—	52,086	925	—	1,202
	2023	—	—	—	—	—	—	—	—
SD Bailey	2024	—	37,889	—	—	37,889	673	—	874
	2023	—	—	—	—	—	—	—	—
TJ Briggs	2024	—	37,319	—	—	37,319	662	—	861
	2023	—	—	—	—	—	—	—	—
MC Godoy	2024	—	52,845	—	—	52,845	938	—	1,220
	2023	—	—	—	—	—	—	—	—
R Jordinson	2024	—	42,502	—	—	42,502	754	—	981
	2023	—	—	—	—	—	—	—	—
L Marwick	2024	—	38,357	—	—	38,357	681	—	885
	2023	—	—	—	—	—	—	—	—
Total executive management	2024	—	260,998	—	—	260,998	4,633	—	6,023
	2023	—	—	—	—	—	—	—	—
Notes:
(1) The fair value of granted awards represents the value of awards, calculated using a five business day volume-weighted average share price prior to 26 February 2024. As noted above, there was a delay in implementing the PSP, which was necessitated by the requirement to receive shareholder approval of the Omnibus Plan at the 2024 AGM on 28 May 2024. Therefore, to ensure recipients of the grants were neither advantaged nor disadvantaged by the change in the Company’s stock price between 26 February 2024 (the date awards would have normally been granted) and the grant date, the Company determined the number of awards granted to recipients as it would have done in the ordinary course, using the five business day volume-weighted average share price prior to 26 February 2024.

(2) The fair value of vested awards represents the value deemed received on the settlement date.
(3) The fair value of unvested awards is calculated using the closing share price as at 31 December.

Number of unvested Buy-out share awards and movement during the reporting period
Buy-out share awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December	Fair value of granted awards (1)	Fair value of vested awards (2)	Fair value of unvested awards at 31 December (3)
Executive Directors							USD ‘000
GA Doran	2024	22,956	—	10,883	—	12,073	—	205	279
	2023	—	31,844	8,888	—	22,956	563	155	429
Total Executive Directors	2024	22,956	—	10,883	—	12,073	—	205	279
	2023	—	31,844	8,888	—	22,956	563	155	429

Executive management
L Ali	2024	—	—	—	—	—	—	—	—
	2023	23,896	—	23,896	—	—	—	585	—
TJ Briggs	2024	25,409	—	13,517	—	11,892	—	300	274
	2023	47,004	—	21,595	—	25,409	—	529	475
MC Godoy	2024	21,470	—	21,470	—	—	—	419	—
	2023	59,044	—	37,574	—	21,470	—	644	401
Total executive management	2024	46,879	—	34,987	—	11,892	—	719	274
	2023	129,944	—	83,065	—	46,879	—	1,758	876
Notes:
(1) The fair value of granted awards represents the value of awards, calculated using a five business day volume-weighted average share price prior to the grant date. The share awards were granted on start date and will vest over a two- or three-year period in equal tranches.

(2) The fair value of the vested awards represents the value received on the settlement date.
(3) The fair value of unvested awards is calculated using the closing share price as at 31 December.
PARTICIPATION BY EMPLOYEES IN THE ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME
For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to, and exercised by, employees on an aggregate basis during the financial year to 31 December 2024, see “Item 18: Financial Statements—Note 9—
Share-based payments”.
6F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Overview
Description of share capital
AngloGold Ashanti’s share capital currently consists of one class of stock: ordinary shares with a par value of US$1.00 each. At
31 December 2024, the issued share capital of AngloGold Ashanti consisted of 503,527,052 ordinary shares. All the issued ordinary shares of AngloGold Ashanti are fully paid and are not subject to any further calls or assessments by AngloGold Ashanti.
The movements in the issued ordinary share capital of AngloGold Ashanti in 2024 are described in the below table.

	Number of Ordinary Shares	US$
At 31 December 2023	419,729,856	419,729,856
Issued after 1 January 2024:
Exercise of options by participants in the AngloGold Ashanti Deferred Share Plan and Performance Share Plan	1,299,967	1,299,967
Shares issued in connection with the acquisition by AngloGold Ashanti of the entire share capital of Centamin plc	82,497,229	82,497,229
At 31 December 2024	503,527,052	503,527,052

During the period from 1 January 2025 to and including 9 April 2025, 560,235 ordinary shares were issued at a nominal issue price of $1.00 per share, resulting in 504,087,287 ordinary shares being in issue at 9 April 2025.

7A.MAJOR SHAREHOLDERS
According to information available to the Company, the following are the only shareholders holding, directly or indirectly, in excess of five percent of the issued ordinary share capital of the Company:

	Ordinary Shares Held At
	31 December 2024 (2)		31 December 2023 (2)		31 December 2022 (3)
Shareholder (1)	Number of Ordinary Shares	Percent Voting Rights (4)	Number of Ordinary Shares	Percent Voting Rights (5)	Number of Ordinary Shares	Percent Voting Rights (6)
Public Investment Corporation of South Africa	56,445,405(7)	11.21	74,537,976 (8)	17.76	65,834,877 (7)	15.73
BlackRock, Inc.	38,747,508 (8)	7.70	34,192,912 (9)	8.15	28,084,210 (10)	6.71
Van Eck Associates Corporation	n/a(8)	n/a	25,813,417 (8)	6.15	23,586,972 (11)	5.63
(1)Shares may not necessarily reflect the beneficial shareholder.
(2)Relates to the ordinary shares of AngloGold Ashanti plc.
(3)Relates to the ordinary shares of AngloGold Ashanti Limited.
(4)Based upon the total number of ordinary shares issued, which at 31 December 2024, amounted to 503,527,052 ordinary shares of AngloGold Ashanti plc.
(5) Based upon the total number of ordinary shares issued, which at 31 December 2023, amounted to 419,729,856 ordinary shares of AngloGold Ashanti plc.
(6) Based upon the total number of ordinary shares issued, which at 31 December 2022, amounted to 418,600,473 ordinary shares of AngloGold Ashanti Limited.
(7) Based on management’s analysis of available sources of information. A TR-1 Major shareholding notification filed by Public Investment Corporation of South
Africa on 10 February 2025 noted a holding of 75,739,566 shares (representing 15.04 percent).
(8) Based on management’s analysis of available sources of information.
(9) Based solely on the Schedule 13G filed on 2 February 2024, by BlackRock, Inc., a Delaware corporation.
(10)Based solely on the Schedule 13G filed on 1 February 2023, by BlackRock, Inc., a Delaware corporation.
(11) Based solely on the Schedule 13G filed on 14 February 2023, by Van Eck Associates Corporation, a Delaware corporation.
All ordinary shareholders have the same voting rights.
As at 31 December 2024, there were 156 holders of record of AngloGold Ashanti ordinary shares. Of these holders, 144 had registered addresses in the United States and held a total of 503,522,948 ordinary shares, or 99.99 percent of the total outstanding ordinary shares. The shares held by Cede & Co. as record holder are held for underlying beneficial holders holding in “street name”. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.
Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.
7B.RELATED PARTY TRANSACTIONS
AngloGold Ashanti’s related party transactions are described in “Item 18: Financial Statements—Note 31—Related parties”.
7C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8:FINANCIAL INFORMATION
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

TAX MATTERS
•The State of Minas Gerais v. Mineração Serra Grande S.A. (MSG): In Brazil, MSG received a tax assessment in October
2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected MSG’s appeal against the assessment, which amounted to approximately $4.3 million. MSG appealed the dismissal of the case to the State
Court of Minas Gerais, where the matter is currently pending.
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
Collectively, the total possible amount involved across all tax disputes in Brazil is approximately $36.7 million, which include
VAT claims and social security payments of $32.5 million.
•Colombian Tax Office (DIAN) v. AngloGold Ashanti Colombia S.A.S. (AGAC): Since 2013, AGAC received various notices from the DIAN that it disagreed with AGAC’s tax treatment of exploration expenditure in its 2010, 2011, 2013 and
2014 income tax returns and its 2011 equity tax return. However, AGAC believes that the DIAN has applied the tax legislation incorrectly and subsequently filed lawsuits before the Administrative Court of Cundinamarca (the trial court for tax litigation)
challenging each of the DIAN’s rulings in respect of those tax returns. In 2018, the Administrative Court of Cundinamarca denied AGAC’s arguments with respect to the 2010 and 2011 tax litigation. AGAC subsequently appealed these judgments to the Council of State of Colombia (the highest court for tax matters). In 2022, the Council of State ruled against AGAC upon appeal. The Council of State ordered AGAC to pay $34 million of additional taxes (which included interest) in respect of the
2010 and 2011 tax returns, but it fully waived any related penalties (which were originally assessed in the amount of $47 million). In December 2022, a tax reform was adopted in Colombia, enacting changes which may lead to a reduction of interest charged on outstanding tax obligations in certain circumstances. In February 2023, AGAC paid $25 million of additional taxes (which included interest) in respect of the 2011 income and equity tax returns, after taking into account a reduction of $6 million in interest under the tax reform. Following this payment, the 2011 tax litigation was fully settled. In April
2023, AGAC paid $3 million of additional taxes (which included interest) in full settlement of the 2010 income tax claim. In
February and April 2024, the Administrative Court of Cundinamarca ruled against AGAC’s tax treatment of exploration expenditure in respect of its 2013 and 2014 tax returns, respectively. AGAC appealed these rulings in February and May
2024, respectively. The appeals are currently pending before the Council of State for resolution and may take up to two years to be resolved. The Company has disclosed a contingent liability of $8 million in respect of the lawsuits with respect to its
2013 and 2014 tax returns (mainly covering related penalties). Following a judgment of the Council of State in July 2019 holding that duplicate penalties may not be charged, the Company expects that the majority of the remaining balance of $8 million (mainly covering penalties) will likely be waived. In addition, from 2017 onwards, the deduction of exploration costs is prohibited following a change in Colombian tax legislation. As a result, exploration costs have been treated in accordance with the amended tax legislation subsequent to that date.
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
•AngloGold Ashanti (Ghana) Limited (AGAG) withholding tax audits:  AGAG received final tax audit reports from the
Ghana Revenue Authority (“GRA”) in which, out of the total liabilities demanded by the GRA, AGA contests an outstanding amount of $4.3 million in respect of withholding taxes on payments to non-residents during the 2004 to 2011 tax years.
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
In respect of the Santa María-Montecristo class action lawsuit, in September 2011, the Administrative Court of Tolima granted one of the plaintiffs a preliminary injunction suspending AGAC’s mining concession contracts in relation to this project. AGAC has challenged this injunction, nevertheless, it remains in place during the course of the court proceedings. In May 2019, the
Administrative Court of Tolima ruled that a technical study be prepared to define the places in which mining activities could be performed in the Combeima canyon without posing any threat to the water reservoirs of Ibagué, the capital of the Tolima department. In September 2020, the Council of State of Colombia (the highest court for administrative matters) on appeal overruled the decision of the Administrative Court of Tolima. The Council of State’s decision, which is final and not subject to further appeal, determined that AGAC, as concessionaire, has a right to develop the project if it can demonstrate to the mining and environmental authorities on the basis of technical studies that its mining exploration and, eventually, exploitation activities, will not impact the water resources of the Coello River basin and its tributaries. In October 2022, AGAC returned all of its tenements involved in the Santa María-Montecristo project to the government of Colombia. In January 2023, the
Colombian Mining Authority (Agencia Nacional de Minería) (ANM) duly registered AGAC’s waiver of ownership of three of those tenements in the mining cadaster. The return of AGAC’s remaining tenement involved in the Santa María-Montecristo project was duly registered by the ANM in May 2023. While AGAC no longer has a legal interest in the class action lawsuit following its waiver of ownership of those tenements, the Administrative Court of Tolima has not yet dismissed the case for
AGAC or formally excluded AGAC from the legal proceedings.
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
TANZANIA
•Geita Gold Mining Limited (GGM):  In January 2007, Jackson Manyelo and other plaintiffs filed a suit against GGM in the
High Court of Tanzania, Mwanza District Registry alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of TZS9.6 billion (approximately $6 million). In April 2015, the
High Court issued a judgment in favour of GGM. In 2016, plaintiffs appealed to the Court of Appeal. On 24 June 2024, GGM filed a motion to dismiss the matter for want of prosecution by the plaintiffs. This motion is currently pending before the Court of Appeal.
•Geita Gold Mining Limited (GGM) and Samax Resources Limited (Samax) v. Government of Tanzania:  In July 2017,
GGM and Samax filed a notice of arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. The notice of arbitration was submitted in accordance with Article 12 of the Agreement for the Development of a Gold Mine at Geita between the government of Tanzania and each of GGM and Samax (the MDA), and under the 1976 Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL). The Arbitral
Tribunal has been duly constituted. Since January 2019, at the request of the parties, the arbitral proceedings have been stayed several times in order to afford the parties the opportunity to achieve an amicable resolution of the dispute and as a result of the impact of the COVID-19 pandemic. On 5 November 2024, the parties agreed to stay the arbitration proceedings for a further period of 18 months until 4 May 2026.
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
BRAZIL
•Public Civil Action between Mineração Serra Grande S.A. (MSG) and the Goiás State Public Prosecutor's Office
(Prosecutor):  In August 2019, the Prosecutor filed a public civil action against MSG in the local court of Crixás (Court)
arguing that the Serra Grande tailings dam should be deactivated and decommissioned due to its size and upstream construction method. The Prosecutor requested the Court to grant an injunction ordering MSG to, inter alia, completely deactivate the tailings dam by 15 September 2021 and decommission the tailings dam, including complete removal of tailings material, by 15 September 2022. Further, the Prosecutor requested that a daily penalty of approximately $245,000 be imposed for MSG’s failure to comply with such injunction. MSG submitted its defence in September 2019 and contends that it has not violated any Brazilian laws or regulations applicable to operations of the Serra Grande tailings dam. In February
2020, the Court granted an injunction in respect of a number of the requests made by the Prosecutor. In line with the legal requirements of ANM Resolution No. 13/19, the injunction ordered the deactivation of the Serra Grande tailings dam by 15
September 2021, but did not include requirements to decommission the tailings dam, or to conduct complete removal of tailings material, by 15 September 2022. MSG filed a motion for clarification in relation to certain items of the Court’s decision. In May 2020, the Court clarified that its injunction should be interpreted in line with the legal requirements of ANM
Resolution No. 13/19. In June 2020, the Prosecutor presented further technical arguments in court, reiterating its request for an injunction ordering MSG to, inter alia, deactivate the tailings dam by September 2021 and to decommission the tailings dam, including complete removal of tailings material. Afterwards, MSG filed an interlocutory appeal against the preliminary injunction granted in February 2020 and a motion for further clarification. In August 2020, both MSG and the Prosecutor filed petitions informing the Court that the parties did not wish to produce oral evidence at a hearing. In May 2021, the Court upheld the preliminary injunction ordering the deactivation of the Serra Grande tailings dam by 15 September 2021 and its decommissioning by 15 September 2025, both of which are consistent with the deadlines established by existing legal and regulatory requirements. In June 2021, the Prosecutor appealed this decision. The Court of Appeals of Goiás tried the case in
August 2022 and affirmed the first instance decision. In November 2022, the Prosecutor appealed this Court of Appeals decision to the Superior Court of Justice.  In February 2023, the Vice-President of the Court of Appeals denied the
Prosecutor’s appeal to the Superior Court of Justice. In April 2023, the Prosecutor filed an interlocutory appeal against this decision of the Vice-President of the Court of Appeals before the Superior Court of Justice, which was granted in October
2023. On 22 May 2024, the Superior Court of Justice remanded the matter to the Court of Appeals of Goiás, where it is currently pending.
NORTH AMERICA
•Arbitration between AngloGold Ashanti North America Inc. (AGANA) and Altius Royalty Corporation (Altius): On 27
March 2023, Altius initiated arbitration proceedings in Vancouver, B.C., Canada against AGANA regarding the geographic scope of a 1.5 percent net smelter returns royalty. Altius asserted the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Expanded Silicon project as well as claims acquired in 2022 as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. On 7 January 2025, the arbitration panel delivered a partial award which made final rulings regarding the proper interpretation of the royalty agreement and scope of the royalty. The partial award directed the parties to confer in an attempt to reach mutual agreement regarding how its rulings in the partial award would apply to the lands controlled by AGANA.  When agreement was not reached, the parties subsequently made further submissions to the arbitration panel advancing their respective understandings of the application of the partial award. The parties are currently awaiting further instruction or a final award from the arbitration panel.

DIVIDENDS
Dividends may be approved by the board of directors of AngloGold Ashanti (the “board”) from time to time. The board’s approval is based on the Company’s financial performance and compliance with applicable laws and the Company’s articles of association, including in respect of capital maintenance requirements contemplated in the UK Companies Act.
AngloGold Ashanti’s dividend policy allows the board to declare an annual dividend based on a 50 percent payout of free cash flow, where free cash flow is defined as operating cash flow less capital expenditure of managed operations, subject to maintaining an Adjusted net debt to Adjusted EBITDA ratio of 1.0 times. The calculations of Adjusted net debt and Adjusted
EBITDA are based on the formulae included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula. The dividend policy includes a minimum base dividend of $0.50 per share per annum, payable in quarterly increments of $0.125 per share.
Dividends are subject to applicable laws required to be complied with before a dividend may be declared by the board. The dividend policy and the quantum of any dividend are subject to the board’s discretion.
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
8B.SIGNIFICANT CHANGES
Refer to “Item 18: Financial Statements—Note 34—Subsequent events”.
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
If Rule 14a-19 promulgated under the Exchange Act applies to AngloGold Ashanti:
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
English law also confers a right of objection on shareholders who did not vote in favour of the variation – if shareholders representing 15 percent or more of the issued shares of the relevant class apply to court to cancel the variation, the variation will have no effect unless and until it is confirmed by the court. In such circumstances, the court may disallow the variation if it is satisfied, having regard to all the circumstances, that the variation would unfairly prejudice the shareholders of the class being represented by the applicant.
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
If Rule 14a-19 promulgated under the Exchange Act applies to AngloGold Ashanti:
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
Further, AngloGold Ashanti is subject to the beneficial ownership reporting requirements of the Exchange Act. Sections 13(d) and
13(g) of the Exchange Act and Regulation 13D-G thereunder require an investor with beneficial ownership of more than five percent of a covered class of equity securities to report such beneficial ownership on a publicly filed Schedule 13D or Schedule
13G. A “covered class” generally means, with limited exceptions, a voting class of equity securities registered under Section 12 of the Exchange Act.
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

10C.MATERIAL CONTRACTS
Multi-currency Revolving Credit Facility
General
On 23 October 2018, AngloGold Ashanti Holdings plc (“AGAH”) and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “2018 multi-currency RCF”) with the Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The loan consisted of (i) a
US dollar based facility with interest charged at a margin of 1.45 percent above LIBOR and (ii) an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45 percent above BBSY. The A$500 million portion of the 2018 multi-currency RCF was used to fund the working capital and development costs associated with the Group’s mining operations within Australia without eroding the group’s headroom under its other facilities and exposing the Group to foreign exchange gains/losses each quarter. On 9 June 2022, the 2018 multi-currency RCF was repaid and cancelled, and replaced with the 2022 multi-currency RCF (as defined below).
On 9 June 2022, AGAH and AngloGold Ashanti Australia Limited, as borrowers, entered into a new five-year unsecured multi-
currency syndicated revolving credit facility of $1.4 billion (the “2022 multi-currency RCF”) maturing in June 2027, with the option of two one-year extensions on application. The 2022 multi-currency RCF was entered into with The Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The 2022 multi-currency RCF consists of (i) a US dollar based facility (base currency) and (ii) an Australian dollar based facility capped at A$500 million which will be used to fund the working capital and development costs associated with the group's mining operations within Australia (without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter). The 2022 multi-currency RCF was entered into on substantially similar terms to the 2018 multi-currency RCF, save in respect of the basis for the US dollar interest rate which transitioned from LIBOR to Compounded SOFR. On 24 May 2023, the maturity of the 2022 multi-currency RCF was extended by one year from 9 June 2027 to 9 June 2028. On 7 November 2023, certain technical amendments were adopted to the 2022 multi-currency RCF in the context of AngloGold Ashanti’s corporate restructuring. On 4
July 2024, the maturity of the 2022 multi-currency RCF was extended by another year from 9 June 2028 to 9 June 2029, with no further option to extend. As of 9 April 2025, the 2022 multi-currency RCF was undrawn.
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
Amount and repayment of borrowings
Loans under the 2022 multi-currency RCF must be for a minimum of $10 million, if the currency selected is the base currency
(US dollar), or a minimum of A$10 million (or for the balance of the undrawn total commitments at the time of the drawing), if the currency selected is Australian dollars. No more than 14 loans may be outstanding at any time. Each loan must be repaid on the maturity date in the same currency as the maturing loan. All loans must be repaid in full on the final maturity date. On 24 May
2023, the maturity of the 2022 multi-currency RCF was extended by one year from 9 June 2027 to 9 June 2028 and, on 4 July
2024, the maturity was extended by another year from 9 June 2028 to 9 June 2029. As a result, the 2022 multi-currency RCF now matures in June 2029, with no further option to extend.
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
The above description is only a summary of certain provisions of the 2022 multi-currency RCF and is qualified in its entirety by reference to the provisions of the 2022 multi-currency RCF, including the extension request letters and amendment agreement, copies of which are attached hereto as Exhibits 19.4.3.1, 19.4.3.2, 19.4.3.3 and 19.4.3.4 and are incorporated herein by reference.
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
The offering of the 2040 notes was registered under the Securities Act. The 2040 notes were listed on the New York Stock
Exchange.

For further information, see “Item 18: Financial Statements—Note 24—Borrowings”, “Item 5B: Liquidity and Capital Resources”
and “Item 19: Exhibits”.
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
Corporate Restructuring Transaction Agreements
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
Centamin Acquisition
On 22 November 2024, AngloGold Ashanti acquired the entire share capital of Centamin plc (“Centamin”). The transaction was implemented by way of a court-sanctioned scheme of arrangement between Centamin and its shareholders under Jersey law.
The consideration, valued at approximately $2.2 billion, was composed of 0.06983 new AngloGold Ashanti shares plus $0.125 in cash in exchange for each Centamin share. The main transaction agreement between the parties consisted of the Co-Operation
Agreement (as defined below).
Co-Operation Agreement
AngloGold Ashanti and Centamin entered into a co-operation agreement dated as of 10 September 2024 (the “Co-Operation
Agreement”) in relation to the transaction. The Co-Operation Agreement contained, among other things, provisions regarding the implementation of the transaction, undertakings in relation to satisfaction of the conditions precedent to which the transaction was subject, certain restrictions to which AngloGold Ashanti was subject in the period prior to the completion of the transaction and certain warranties and undertakings given by each of the parties. The Co-Operation Agreement is governed by English law, with the courts of England and Wales having exclusive jurisdiction.
The above description is only a summary of the Co-Operation Agreement and is qualified in its entirety by reference to the Co-
Operation Agreement, a copy of which is attached hereto as Exhibits 19.4.5 and is incorporated herein by reference.

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
Non-UK Holders will not, therefore, be subject to UK income tax or corporation tax in respect of dividends paid on AngloGold
Ashanti’s ordinary shares.

UK Stamp Duty and SDRT
Shareholders should note that the discussion in this section and in “—Depositary Receipt Systems and Clearance Services”
below does not cover any transfers of, or agreements to transfer, AngloGold Ashanti depositary interests, and shareholders should seek specific professional advice before undertaking any such transfers.
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
A transfer of AngloGold Ashanti’s ordinary shares from within the DTC system out of DTC may, and any transfers on sale of
AngloGold Ashanti’s ordinary shares outside of DTC will, subject in each case to the availability of any exemptions or reliefs, generally be liable to UK stamp duty at the rate of 0.5 percent of the amount or value of the consideration payable (rounded up to the nearest multiple of £5) or, in respect of an unconditional agreement to transfer AngloGold Ashanti’s ordinary shares, SDRT at the rate of 0.5 percent of the amount or value of the consideration payable. Any such stamp duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the share register of AngloGold Ashanti. However, where a transfer is executed in pursuance of the agreement (which gave rise to the SDRT) and the document is duly stamped within six years of the date of the agreement, the SDRT should be cancelled and any SDRT paid should be repaid. UK stamp duty and SDRT will, where applicable, generally be borne by the purchaser of the relevant AngloGold Ashanti ordinary shares.
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
Depositary Receipt Systems and Clearance Services
Where, from outside of DTC, AngloGold Ashanti’s ordinary shares are transferred: (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services (including DTC or its nominees) (a “Clearance
Service”); or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts (a
“Depositary Receipt System”), UK stamp duty and/or SDRT may be chargeable at the higher rate of 1.5 percent of the amount or value of the consideration given or, in certain circumstances, the value of the AngloGold Ashanti ordinary shares (rounded up to the nearest multiple of £5 in the case of stamp duty). The rules regarding the application of this higher rate of stamp duty and
SDRT, and the exemptions therefrom, are complex, and specific professional advice should be sought before transferring shares or depositary interests to a person within (a) or (b) of this paragraph. See “Item 3D: Risk Factors—Transfers of AngloGold
Ashanti ordinary shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in AngloGold Ashanti ordinary shares”.
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
A “U.S. Shareholder” is a beneficial owner of AngloGold Ashanti’s ordinary shares who is for U.S. federal income tax purposes:
1.a citizen or resident of the United States;
2.a corporation, or any entity treated as a corporation, created or organised under the laws of the United States or any of its political subdivisions;
3.an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
4.a trust that (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S.
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
1.the gain is “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business in the United
States, and the gain is attributable to a permanent establishment that the non-U.S. Shareholder maintains in the
United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S.
Shareholder to United States taxation on a net income basis, or
2.the non-U.S. Shareholder is an individual, the non-U.S. Shareholder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
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
Shareholder fails to comply with applicable certification requirements or is notified by the IRS that the noncorporate U.S.
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

ITEM 11:QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
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
Commodity price risk
Commodity price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. In order to manage gold price downside risk the Group may from time to time enter into zero-cost collars for a portion of its production. All zero-cost collars entered into by the Group in 2023 in relation to production have been fully settled and there are no open positions at 31 December 2024. The Group did not enter into zero-cost collars for any portion of its production during 2024.
Foreign exchange risk
The Group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominantly priced in US dollars which exposes the Group to the risk of fluctuations in the Brazilian real/US dollar, Argentinean peso/US dollar, Australian dollar/US dollar, South African rand/US dollar, Tanzanian shilling/US dollar and Ghanaian cedi/US dollar exchange rates.
Interest rate risk
The Group's interest rate risk arises mainly from variable interest rate borrowings due to the volatility in the United States,
Australian and Tanzanian interest rates. Interest rate risk arising from borrowings is offset by cash and cash equivalents and restricted cash held at variable rates.
The following is a breakdown of our financial instruments and a summary of fixed versus floating interest rate exposures.

US Dollar millions (1)	2025	2026	2027	2028	2029	Thereafter	Total	Fair value

Borrowings (2)

Fixed rate (US$)	—	—	—	750	—	1,000	1,750	1,631
Average interest rate	4.1%	4.1%	4.1%	4.1%	4.6%	4.6%

Variable rate (US$)	65	—	—	—	180	—	245	245
Average interest rate	7.8	5.9	5.9	5.9	5.9
	65	—	—	750	180	1,000	1,995	1,876

Cash and cash equivalents

Variable rate (US$)	657	—	—	—	—	—	657	657
Average interest rate	3.0%	—	—	—	—	—
Variable rate (ARS)	97	—	—	—	—	—	97	97
Average interest rate	110.0%	—	—	—	—	—
Variable rate (ZAR)	66	—	—	—	—	—	66	66
Average interest rate	6.2%	—	—	—	—	—
Variable rate (AUD)	56	—	—	—	—	—	56	56
Average interest rate	4.0%	—	—	—	—	—
Variable rate (BRL)	27	—	—	—	—	—	27	27
Average interest rate	9.7%	—	—	—	—	—
Variable rate (GBP)	1	—	—	—	—	—	1	1
Average interest rate	1.5%	—	—	—	—	—
Variable rate (GHS)	22	—	—	—	—	—	22	22
Average interest rate	3.9%	—	—	—	—	—
Variable rate (EGP)	4	—	—	—	—	—	4	4
Average interest rate	21.0%	—	—	—	—	—
	930	—	—	—	—	—	930	930

Restricted cash

Variable rate (US$)	20	—	—	—	7	34	61	61
Average interest rate	1.4%	—	—	—	9.6%	1.0%
	20	—	—	—	7	34	61	61
(1) Information is presented in US dollar, which is the  reporting currency of AngloGold Ashanti.
(2) Borrowings reflect principal repayments in each year.
For further information on market risk, including on the sensitivity of our financial instruments to selected changes in interest rates and foreign exchange rates, refer to “Item 3D: Risk Factors—The price of gold, AngloGold Ashanti’s principal product, and other commodity market price fluctuations could adversely affect the profitability of operations”, “Item 3D: Risk Factors—Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition”,
“Item 3D: Risk Factors—The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel”, and “Item
18: Financial Statements—Note 33—Financial risk management activities”.

ITEM 12:DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A.DEBT SECURITIES
Not applicable.
12B.WARRANTS AND RIGHTS
Not applicable.
12C.OTHER SECURITIES
Not applicable.
12D.AMERICAN DEPOSITARY SHARES
Not applicable.

PART II
ITEM 13:DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14:MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS
Not applicable.
ITEM 15: CONTROLS AND PROCEDURES
(a)Evaluation of Disclosure Controls and Procedures
As of 31 December 2024 (the “Evaluation Date”), the Company, under the supervision and with the participation of its management, including the chief executive officer and chief financial officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (“DCP”) and its internal control over financial reporting (as defined in Rules 13a-15(f) and
15d-15(f) under the Exchange Act) (“ICFR”). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, considering the material weakness in ICFR described below under Item 15(b), the
Company’s DCP were not effective at ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. These DCP include without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow for timely decisions regarding required disclosure.
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
The Company completed its acquisition of Centamin plc on 22 November 2024. Consistent with guidance from the SEC Staff, the Company’s management has elected to exclude Centamin plc from its assessment of ICFR as of the Evaluation Date.
Centamin plc represented approximately 32 percent of the Company’s consolidated total assets and approximately two percent of consolidated revenue from product sales as of and for the financial year ended 31 December 2024. The integration of the acquired entity into the Company’s existing control framework is ongoing, and management is in the process of evaluating and implementing necessary controls for the business acquired with Centamin plc and integrating those with the Company’s established policies and procedures.
The Company’s management has assessed the effectiveness of the Company’s ICFR as of the Evaluation Date. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, and using those criteria,

considering the material weakness described below, management has concluded that the Company’s ICFR was not effective as of the Evaluation Date.
Ineffective controls over the impairment and impairment reversal assessment processes
A material weakness is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on a timely basis.
The Company’s management previously reported on a material weakness in respect of ineffective controls over the impairment and impairment reversal assessment processes associated with goodwill, intangible assets and long-lived assets, as of 31
December 2023, as disclosed in the Company’s annual report on Form 20-F for the financial year ended 31 December 2023 (the
“2023 Form 20-F”). Management has determined that the design of the controls associated with the review of the underlying data used in impairment models at the level of cash generating units (“CGUs”) requires further refinement, in particular with respect to which type of mineral inventories are included in such impairment models and the reconciliation between (x) mineral inventories included in the life-of-mine plans used in the impairment models and (y) mineral inventories included in the Company’s Mineral
Resource and Mineral Reserve reporting.
As a result, the Company’s management has concluded that the Company did not design and maintain effective controls related to the impairment and impairment reversal assessment processes, in particular with respect to the level of precision applied in the review of the underlying data used in impairment models at the CGU level, and that these control deficiencies constituted a material weakness as of the Evaluation Date.
If not remediated, this material weakness could result in misstatements of impairments, impairment reversals, goodwill, intangible assets, tangible assets and associated disclosures that would result in a material misstatement to the Company’s consolidated financial statements that would not be prevented or detected on a timely basis. The Company’s management did not identify any material misstatements in the Company's consolidated financial statements previously filed or included in this annual report on
Form 20-F that were related to this material weakness.
(c)Remediation Efforts
The Company is committed to ensuring a strong internal control environment by fostering a culture of accountability, risk awareness, and continuous improvement in internal controls. Out of the three material weaknesses previously identified as of 31
December 2023 and disclosed in the 2023 Form 20-F, two material weaknesses have been remediated as of the Evaluation
Date.
Remediation of Previously Reported Material Weaknesses
The Company’s management previously reported material weaknesses, as of 31 December 2023, in relation to (i) the net deferred tax asset at Obuasi and (ii) the Company’s ineffective Information Technology General Controls (“ITGC”) access controls and control documentation over the SAP Enterprise Resource Planning (“ERP”) software system, as disclosed in the
2023 Form 20-F.
During 2024, the Company’s management, with oversight from the Company’s Audit and Risk Committee, successfully implemented the remediation plans previously announced for these two material weaknesses, which were disclosed and discussed in the 2023 Form 20-F. During 2024, the Company’s management also successfully completed the testing necessary to conclude that the controls in respect thereof were effectively designed and operating effectively. As a result of the successful implementation of the previously announced remediation plans and the testing of the design and operating effectiveness of the newly designed and enhanced controls, the Company’s management has concluded that those two material weaknesses have been remediated as of the Evaluation Date.
Remediation Efforts and Status of Remediation of Identified Material Weakness
As of the Evaluation Date, the Company’s management is in the process of implementing the following remediation steps in relation to the previously identified material weakness in respect of ineffective controls over the impairment and impairment reversal assessment processes. In particular, the Company’s management has:
•formalised the roles and accountabilities of the internal stakeholders involved in the impairment and impairment reversal assessment processes and provided targeted training to those employees responsible for conducting such processes;
•redesigned and reallocated the underlying controls to the relevant management teams; and
•developed and implemented a standardised template to enhance the evidence of its review of the impairment and impairment reversal assessment processes, and formalised a consistent approach towards the review of impairment models and the preparation of supporting control documentation, including with respect to the level of precision applied in the review of the underlying data and assumptions used in the impairment models.

Furthermore, as of the date of this annual report on Form 20-F, the Company’s management, in consultation with the Company’s
Audit and Risk Committee, is also actively engaged in efforts to remediate the control deficiencies related to the design of the controls associated with the review of the underlying data used in impairment models at the CGU level, in particular with respect to which type of mineral inventories are included in such impairment models and the reconciliation between (x) mineral inventories included in the life-of-mine plans used in the impairment models and (y) mineral inventories included in the
Company’s Mineral Resource and Mineral Reserve reporting, and has prepared a remediation plan therefor. The Company’s management plans to formalise a detailed reconciliation of the underlying data used in impairment models to be prepared and reviewed by the relevant management teams and also plans to refine the standardised template to enhance the evidence of its review of such reconciliation. In particular, the Company’s management plans to define and formalise a control that will record in detail the differences, and the reasons for those differences, between (x) mineral inventories included in the life-of-mine plans used in the impairment models and (y) mineral inventories included in the Company’s Mineral Resource and Mineral Reserve
reporting.
Although the Company’s management has made considerable progress in remediating the previously reported material weakness in respect of ineffective controls over the impairment and impairment reversal assessment processes, the Company’s management concluded, with oversight from the Company’s Audit and Risk Committee, that the previously reported material weakness in respect of the ineffective controls over the impairment and impairment reversal assessment processes has not been remediated as of the Evaluation Date.
The Company’s management believes that the measures described above, as well as other measures that may be implemented, will remediate the material weakness described above. However, this material weakness will not be considered remediated until the relevant remediation plan has been fully implemented and there has been appropriate time for the Company’s management to conclude, through testing, that the related controls have been effectively designed and are operating effectively. As the
Company’s management continues to evaluate and improve its ICFR, it may decide to take additional measures to address any control deficiencies or otherwise strengthen its controls, or it may determine to reconsider and modify certain of the remediation measures identified above. The Company expects to next assess the effectiveness of its ICFR as of 31 December 2025.
(d)Attestation Report of the Registered Public Accounting Firm
The Company’s independent registered public accounting firm, PricewaterhouseCoopers Inc., has audited the effectiveness of the Company’s ICFR as of the Evaluation Date, as stated in its report, which is provided in “Item 18: Financial Statements” in this annual report on Form 20-F.
(e)Changes in Internal Control over Financial Reporting
As of the date of this annual report on Form 20-F, the Company’s management, in consultation with the Company’s Audit and
Risk Committee, is actively engaged in efforts to remediate the material weakness identified above and has prepared a remediation plan for such material weakness, the key aspects of which are set out above in Item 15(c).
Other than the changes related to the ongoing integration of Centamin plc into the Company’s existing control framework referred to in Item 15(b) above as well as the remediation efforts referred to under Item 15(c) above, during the period covered by this annual report on Form 20-F, there were no changes in the Company’s ICFR identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
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

ITEM 16A:AUDIT COMMITTEE FINANCIAL EXPERT
Membership of the Audit and Risk Committee comprises only independent non-executive directors, in accordance with the requirements of Rule 10A-3 under the Exchange Act and Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual,
which incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act.
The Board has determined that each of Mr. Alan Ferguson, Chairperson of the Audit and Risk Committee until the conclusion of the Company’s 2025 AGM, and Ms. Diana Sands, independent non-executive director who will succeed Mr. Ferguson as
Chairperson of the Audit and Risk Committee after the conclusion of the Company’s 2025 AGM, is an audit committee financial expert. The Board has also determined that each member of the Audit and Risk Committee meets the financial literacy requirements applicable under NYSE listing standards.

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
The Speak-up Group Standard provides channels for employees to report acts and practices that are in conflict with the
Company’s Code of Business Principles and Ethics or are unlawful, including financial malpractice or dangers to the public or the environment. Reports may be made to management or through several mediums including the intranet, internet, e-mail, telephone, short messaging system (SMS), fax and post. All reports not made to management are administered by a third party,
Tip-Offs Anonymous, to ensure independence of the process. Reported cases are relayed to management through Group
Compliance. The reporting governance structure is designed to ensure that senior executives and Board members are not privy to or have access to reports made against them, maintaining confidentiality and impartiality throughout the process. A report is provided by Group Compliance to the Serious Concerns Committee, a management committee, on a quarterly basis as well as the Social, Ethics and Sustainability Committee and the Audit and Risk Committee on a semi-annual basis. Reporters have the option to request feedback on reported cases. The Speak-up Group Standard encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or other management including legal, compliance, human resources or internal audit.
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

ITEM 16C:PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers Inc. (“PwC”) served as AngloGold Ashanti’s independent registered public accountants for each of the two financial years in the two-year period ended 31 December 2024, for each of which audited financial statements appear in this annual report on Form 20-F.
The following table presents the aggregate fees for professional services and other services rendered by PwC to AngloGold
Ashanti in 2024 and 2023.

	2024 (5)	2023 (5)
(in millions)	$	$
Audit fees(1)	11.40	8.10
Audit-related fees(2)	2.60	2.40
Tax fees(3)	0.20	0.10
All other fees(4)	0.20	0.10
Total	14.40	10.70
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
(5)Also includes fees for professional services and other services rendered by PricewaterhouseCoopers LLP as the UK statutory auditors of the Company for the purposes of the UK Companies Act.
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
All non-audit services provided to AngloGold Ashanti by its independent registered public accounting firm during 2024 were reviewed and approved according to the procedures described above. None of such services provided during 2024 were approved under the de minimis exception allowed under the Exchange Act.
ITEM 16D:EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E:PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS
During the financial year ended 31 December 2024, neither AngloGold Ashanti nor any of its affiliated purchasers purchased any equity securities that are registered by AngloGold Ashanti pursuant to Section 12 of the Exchange Act.
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
ITEM 16I:DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT
INSPECTIONS
Not applicable.
ITEM 16J:INSIDER TRADING POLICIES
AngloGold Ashanti has adopted an insider trading group standard governing the purchase, sale and other dispositions of
AngloGold Ashanti’s securities by directors, senior management, employees, contractors and consultants of AngloGold Ashanti, as well as their associates, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to AngloGold Ashanti. A copy of the AngloGold Ashanti Insider Trading Group
Standard is filed as Exhibit 19.11 hereto.
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
•Utilising a third-party training platform to conduct and report upon cyber safety awareness training, which includes a range of predefined training modules (“Cyber Safety Awareness Training”). This mandatory training is designed to ensure staff remain updated on the latest cyber safety practices.
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

AngloGold Ashanti has subscribed to well-established third-party risk management solutions to fortify its oversight of third-party cyber risks, utilising their continuous monitoring and risk rating system to preemptively address and mitigate potential threats in its vendor network. In addition to these proactive measures, the Company has reached out specifically to vendors with access to the AngloGold Ashanti network, ensuring they comply with its mandatory Cyber Safety Awareness Training mandate. This initiative emphasises the importance of completing training campaigns and increasing cyber awareness about various cyber risks, such as clicking on malicious links. This targeted outreach to the Company’s vendors with access to the AngloGold Ashanti network forms a vital part of AngloGold Ashanti’s strategy to manage cybersecurity threats from third-party service providers.
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
As of the date hereof, AngloGold Ashanti is not aware of any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect AngloGold Ashanti’s business strategy, results of operations or financial condition.
AngloGold Ashanti continually assesses and monitors potential threats and vulnerabilities. For additional information regarding how risks from cybersecurity threats or incidents could materially affect AngloGold Ashanti’s business, financial condition, results of operations, cash flows, ability to pay dividends and/or stock price, see “Item 3D: Risk Factors—Breaches in cybersecurity and violations of data protection laws may adversely impact or disrupt AngloGold Ashanti’s business”.
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
Robin Fell (47)
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
Mornay Walters (55)
PG DIP Information Systems, Leeds Becket University UK
Chief Information Security Officer (Vice President Cyber Safety)
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

PART III
ITEM 17:FINANCIAL STATEMENTS
Not applicable.

ITEM 18:FINANCIAL STATEMENTS
The consolidated financial statements of AngloGold Ashanti plc for each of the three financial years in the period ended
31 December 2024 were authorised for issue by the Board of Directors on 15 April 2025 and were signed on its behalf by Gillian
A Doran, Chief Financial Officer, Jochen Tilk, Chairperson of the Board of Directors, and Alan M Ferguson, Chairperson of the
Audit and Risk Committee.
The report of independent registered public accounting firm PricewaterhouseCoopers Inc., Johannesburg, Republic of South
Africa (PCAOB ID # 1308) is included in this Item 18.
The report of independent registered public accounting firm Ernst & Young Inc., Johannesburg, Republic of South Africa (PCAOB
ID # 1698) is included in this Item 18.
The report of independent registered public accounting firm BDO LLP, London, United Kingdom (PCAOB ID # 1295) is included in this Item 18.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of AngloGold Ashanti plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying group statements of financial position of AngloGold Ashanti plc and its subsidiaries (the
“Company”) as of  31 December 2024 and 31 December 2023, the related group income statements, and group statements of comprehensive income, changes in equity and cash flows  for each of the two years in the period ended 31 December 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the
Company’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control -
Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2024 and 31 December 2023, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2024 in conformity with IFRS Accounting Standards as issued by the
International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated
Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to ineffective controls over the impairment and impairment reversal assessment processes.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal
Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
We also have audited the adjustments to the 31 December 2022 consolidated financial statements to retrospectively recognize the corporate restructuring, as described in Note 1.4. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 31 December 2022 consolidated financial statements of the Company other than with respect to the adjustments to the 31 December 2022 consolidated financial statements to retrospectively recognize the corporate restructuring, as described in Note 1.4 and, accordingly, we do not express an opinion or any other form of assurance on the 31 December 2022 consolidated financial statements taken as a whole.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in
Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.
Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Centamin plc from its assessment of internal control over financial reporting as of  31 December 2024 because it was acquired by the
Company in a purchase business combination during 2024. We have also excluded Centamin plc from our audit of internal control over financial reporting. Centamin plc is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 32% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended 31 December 2024.

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
Acquisition of Centamin plc
As described in Note 13 to the consolidated financial statements, the Company completed its acquisition of Centamin plc on 22
November 2024. Net consideration paid was $ 2,226 million, comprising $2,078 million of AngloGold Ashanti plc shares and cash consideration of $148 million. The transaction was accounted for as a business combination in accordance with IFRS 3 Business
Combinations.  The fair value of the identifiable assets acquired, and liabilities assumed on the acquisition date was prepared on a provisional basis for all balances.  In determining the fair value of identifiable net assets acquired management ascribed provisional values of $3,677 million to tangible assets and attributed $1,884 million to non-controlling interest (NCI).  Tangible assets consist of the Sukari Mineral Reserve and Mineral Resource, which have been included under mine development costs, while the Doropo, ABC and the EDX exploration projects have been included under exploration and evaluation assets.
Management applied significant judgment in determining and attributing provisional fair values to tangible assets and NCI. This involved the use of significant estimates and assumptions in determining the provisional fair value of the Sukari Mineral Reserve which was derived by applying an income approach using a discounted cash flow (DCF) model based on the life-of-mine (LOM)
plans of Sukari Gold Mine (SGM) while the provisional fair value of the exploration projects was determined using a market multiple approach. Management elected to measure the NCI in the acquiree at fair value (determined on a provisional basis), derived using a DCF model and taking into account the SGM profit share estimated to be paid to Egyptian Mineral Resources
Authority (EMRA) over the LOM of SGM. Significant assumptions used to estimate the fair value of tangible assets and attributable NCI included gold price forecasts, discount rates, resource and reserve market multiples and cash flow forecasts included within the SGM LOM plan. As part of the business combination, significant judgments were also applied by management to the IFRS 10 Consolidated Financial Statements control assessment of SGM, an entity 50% owned by Centamin plc’s wholly-owned subsidiary, Pharaoh Gold Mines NL (PGM), with the remaining 50% owned by EMRA.
The principal considerations for our determination that performing procedures relating to the acquisition of Centamin is a critical audit matter are (i) the significant judgment by management in determining the provisional fair value of tangible assets acquired and the provisional fair value attributed to NCI; (ii) a high degree of auditor judgment, subjectivity, and effort in evaluating management’s significant assumptions related to gold price forecasts, discount rates, resource and reserve market multiples, and cash flow forecasts included in the SGM LOM plan; (iii) the audit effort involved the use of professionals with specialized skill and knowledge; and (iv) a high degree of auditor judgment, subjectivity, and effort in evaluating management’s significant judgment applied to the SGM control assessment.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the provisional fair values of the identifiable assets acquired, and liabilities assumed, which included, amongst others, controls over management’s valuation of tangible assets and the fair value attributed to NCI, controls over the development of key assumptions used in the fair value exercise such as gold price forecasts, discount rates, resource and reserve market multiples, and cash flow forecasts included in the LOM plan for SGM and controls over the judgments applied by management in the SGM control assessment. These procedures also included, among others, (i) testing management’s process for developing the provisional fair value estimates of tangible assets and NCI including the evaluation of the use of management’s specialists. As a basis for using their work, management’s specialists’ qualifications and objectivity were understood as well as their methods and assumptions applied for the fair value exercise; (ii) evaluating the appropriateness of the valuation methods, including the DCF model and market multiple approach used by management; (iii) testing the completeness and accuracy of underlying data used in the DCF model and market multiple approach; (iv) evaluating the reasonableness of the significant assumptions used by management related to gold price forecasts, discount rates, resource and reserve market multiples, and cash flow forecasts included in the SGM LOM plan. Evaluating the reasonableness of management’s key assumptions involved evaluating key market-related assumptions (including gold price forecasts, discount rates and resource and reserve market multiples) used against external market and third party data, and evaluating the reasonableness of the cash flow forecasts used in the discounted cash flow model against current and historical operational results; (v) Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the valuation methods, including the DCF model and market multiple approach and (ii) the reasonableness of the gold price forecasts, discount rates and resource and reserve market multiples; and (vi) evaluating management’s assessment of the Company’s power to direct SGM’s relevant activities, including the review of relevant contracts, thereby concluding that the Company controls SGM and the criteria for consolidation are met.
Environmental rehabilitation provisions
As described in Note 25 to the consolidated financial statements, the Company’s provision for environmental rehabilitation comprises a provision for decommissioning of $203 million and a provision for restoration of $497 million at 31 December 2024.
The determination of these provisions is based on, among other considerations, judgments and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate mine sites, estimates of future inflation, exchange rates and discount rates. Future changes to environmental laws and regulations, technology, LOM estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amounts of these provisions.
The principal considerations for our determination that performing procedures relating to environmental rehabilitation provisions is a critical audit matter are (i) the significant judgment by management in determining the timing and amount of future costs to be incurred to rehabilitate mine sites (ii) a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assumptions relating to future costs estimates, with Brazil and Argentina being particularly complex due to changing regulations;
and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of the environmental rehabilitation provisions calculations and in particular the review of underlying future costs estimates to be incurred to rehabilitate the mine sites. These procedures also included, among others, testing management’s process for calculating the environmental rehabilitation provisions, evaluating the competence and objectivity of management’s experts who produced future cost estimates, evaluating the appropriateness of the methodology used in the calculations, and testing the completeness, accuracy and relevance of the underlying data used in the calculations. In evaluating the appropriateness of future cost estimates, we focused on validating that costs underpinning the accounting provision represent management’s and the experts’ best estimate of expenditure, based on the current extent of mine damage as well as any risk adjustments included in the estimate. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of key assumptions including the timing and amount of future costs to be incurred to rehabilitate the mine sites.
/s/ PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa
15 April 2025
We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of AngloGold Ashanti plc, successor issuer to AngloGold Ashanti
Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of AngloGold Ashanti Limited (the Company) as of 31 December 2022, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board.
We did not audit the financial statements of Kibali (Jersey) Limited (Kibali), a corporation in which the Company has a 50%
interest. In the consolidated financial statements, the Company’s investment in Kibali was stated at $1,054 million as of 31
December 2022 and the Company’s equity in the net income of Kibali was stated at $144 million in 2022. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for
Kibali, is based solely on the report of the other auditors.
The restatement of the equity balances for the year ended 31 December 2022, resulting from the change in reporting entity described in Note 1.1 to the consolidated financial statements, were not audited by us and, accordingly, we do not express an opinion on them.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company
Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange
Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.
/s/ Ernst & Young Inc.
We served as the Company’s auditor from 1944 to 2023.
Johannesburg, Republic of South Africa
17 March 2023, except for the effects of the restatement disclosed in Note 1.3.2 to the consolidated financial statements included in the Annual Report on Form 20-F of AngloGold Ashanti plc for the year ended 31 December 2023, as to which the date is 25
April 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Kibali (Jersey) Limited
Jersey, Channel Islands
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Kibali (Jersey) Limited (the “Company”) as of
December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December
31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards
Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan  and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ BDO LLP
BDO LLP
We have served as the Company's auditor from 2013 through 2023.
London, United Kingdom
March 17, 2023

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI PLC
Group income statement
FOR THE YEARS ENDED December 31, 2024, 2023 and 2022

Figures in millions	Notes	2024	2023	2022
		US Dollars

Revenue from product sales	3	5,793	4,582	4,501
Cost of sales	4	(3,726)	(3,541)	(3,366)
Loss on non-hedge derivatives and other commodity contracts (1)		—	(14)	(6)
Gross profit		2,067	1,027	1,129
Corporate administration, marketing and related expenses		(118)	(94)	(79)
Exploration and evaluation costs		(252)	(254)	(205)
Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal	14	58	(221)	(315)
Corporate restructuring costs (2)		—	(314)	(14)
Other (expenses) income	5	(144)	(104)	(12)
Finance income	7	160	127	81
Foreign exchange and fair value adjustments (1)		(87)	(154)	(125)
Finance costs and unwinding of obligations	6	(167)	(157)	(149)
Share of associates and joint ventures’ profit		155	207	161
Profit before taxation		1,672	63	472
Taxation	10	(623)	(285)	(221)
Profit (loss) for the year		1,049	(222)	251

Attributable to:
Equity shareholders		1,004	(235)	233
Non-controlling interests		45	13	18
		1,049	(222)	251

Earnings (loss) per ordinary share
Basic earnings (loss) per ordinary share (US cents)	11	233	(56)	55
Diluted earnings (loss) per ordinary share (US cents)	11	233	(56)	55

(1) The loss on non-hedge derivatives and other commodity contracts of $71m has been reclassified to the foreign exchange and fair value adjustments line during the current year, as it does not form part of cost of sales and should therefore not be included in the gross profit measure.
(2) Corporate restructuring costs incurred with the AngloGold Ashanti corporate restructuring and related taxes in the prior year.

ANGLOGOLD ASHANTI PLC
Group statement of comprehensive income
FOR THE YEARS ENDED December 31, 2024, 2023 and 2022

Figures in millions	2024	2023	2022
	US Dollars
Profit (loss) for the year	1,049	(222)	251

Items that will be reclassified subsequently to profit or loss:	(46)	5	(27)
Exchange differences on translation of foreign operations (1)	(46)	5	(27)

Items that will not be reclassified subsequently to profit or loss:	26	(2)	(48)
Exchange differences on translation of non-foreign operations (1)	—	(10)	(2)
Fair value of equity securities through other comprehensive income	23	(2)	(50)
Actuarial gain (loss) recognised	4	11	(10)
Deferred taxation thereon	(1)	(1)	14

Other comprehensive (loss) income for the year, net of tax	(20)	3	(75)

Total comprehensive income (loss) for the year, net of tax	1,029	(219)	176

Attributable to:
Equity shareholders	984	(232)	158
Non-controlling interests	45	13	18
	1,029	(219)	176
(1)The South African operations with a ZAR functional currency were regarded as a non-foreign operation for purposes of the translation to a USD presentation currency prior to the corporate restructuring. Following the completion of the corporate restructuring transaction in September 2023, the Group’s parent company changed from being a South African domiciled parent company to a UK parent company. As the functional currency of the UK parent company has been assessed to be USD, the South African operations became a foreign operation and the exchange differences  arising on consolidation of these operations, post the corporate restructuring transaction, will be re-cycled through the income statement on disposal.

ANGLOGOLD ASHANTI PLC
Group statement of financial position
AS AT December 31, 2024, 2023 and 2022

Figures in millions	Notes	2024	2023	2022
		US Dollars
ASSETS
Non-current assets
Tangible assets	14	8,512	4,419	4,208
Right of use assets	15	123	142	156
Intangible assets	16	98	107	106
Investments in associates and joint ventures	18	530	599	1,091
Other investments (1)		54	1	3
Loan receivable	18	203	358	—
Inventories	19	158	2	5
Trade, other receivables and other assets	20	243	254	231
Reimbursive right for post-retirement benefits	26	49	35	12
Deferred taxation	27	12	50	23
Cash restricted for use	21	41	34	33
		10,023	6,001	5,868
Current assets
Loan receivable	18	260	148	—
Inventories	19	1,055	829	773
Trade, other receivables and other assets	20	374	199	237
Cash restricted for use	21	20	34	27
Cash and cash equivalents	22	1,425	964	1,108
		3,134	2,174	2,145

Total assets		13,157	8,175	8,013
EQUITY AND LIABILITIES
Share capital and premium	23	526	420	—
Accumulated losses and other reserves		6,103	3,291	4,040
Shareholders’ equity		6,629	3,711	4,040
Non-controlling interests (2)		1,884	29	35
Total equity		8,513	3,740	4,075

Non-current liabilities
Borrowings	24	1,901	2,032	1,965
Lease liabilities	15	65	98	115
Environmental rehabilitation and other provisions	25	656	636	596
Provision for pension and post-retirement benefits	26	57	64	71
Trade and other payables		6	5	7
Deferred taxation	27	519	395	300
		3,204	3,230	3,054
Current liabilities
Borrowings	24	83	207	18
Lease liabilities	15	76	73	71
Trade and other payables	28	957	772	667
Environmental rehabilitation and other provisions	25	109	80	81
Bank overdraft	22	28	9	2
Taxation	29	187	64	45
		1,440	1,205	884

Total liabilities		4,644	4,435	3,938

Total equity and liabilities		13,157	8,175	8,013
(1)Increase is mainly due to the investment in G2 Goldfields Inc. of $47m.
(2)Increase is mainly due to the acquisition of Centamin plc, refer to Note 13.

ANGLOGOLD ASHANTI PLC
Group statement of cash flows
FOR THE YEARS ENDED December 31, 2024, 2023 and 2022

Figures in millions	Notes	2024	2023	2022

		US Dollars
Cash flows from operating activities
Cash generated from operations	30	2,063	871	1,244
Dividends received from joint ventures	18	88	180	694
Taxation refund	29	6	36	32
Taxation paid	29	(189)	(116)	(166)
Net cash inflow from operating activities		1,968	971	1,804

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	14, 16	(1,090)	(1,042)	(1,028)
Interest capitalised and paid		—	—	(2)
Acquisition of assets		—	—	(517)
Dividends from associates and other investments		12	12	18
Proceeds from disposal of tangible assets		16	14	8
Acquisition of subsidiary, net of cash acquired	13	68	—	—
Other investments and assets acquired		(30)	—	(16)
Proceeds from disposal of other investments		—	20	—
Payment from disposal of joint ventures and associates		(2)	—	—
Loans advanced to associates and joint ventures		(1)	(1)	(1)
Deferred compensation received		5	—	—
Repayment of loans advanced to joint ventures		149	—	—
Decrease (increase) in cash restricted for use		5	(9)	(4)
Interest received		106	109	81
Net cash outflow from investing activities		(762)	(897)	(1,461)

Cash flows from financing activities
Share securities tax on redomicile and reorganisation		—	(19)	—
Proceeds from borrowings	24	655	343	266
Repayment of borrowings	24	(909)	(87)	(184)
Repayment of lease liabilities	15	(91)	(94)	(82)
Finance costs - borrowings	24	(126)	(111)	(99)
Finance costs - leases	15	(11)	(11)	(10)
Other borrowing costs		(1)	(1)	(11)
Dividends paid		(244)	(107)	(203)
Net cash outflow from financing activities		(727)	(87)	(323)

Net increase (decrease) in cash and cash equivalents		479	(13)	20
Translation		(37)	(138)	(68)
Cash and cash equivalents at beginning of year (net of bank overdraft)		955	1,106	1,154
Cash and cash equivalents at end of year (net of bank overdraft)	22	1,397	955	1,106

ANGLOGOLD ASHANTI PLC
Group statement of changes in equity
FOR THE YEARS ENDED December 31, 2024, 2023 and 2022

	Equity holders of the parent
Figures in millions	Share capital and premium	Reorganisati on and merger reserve	Other capital reserves (1)	Retained earnings (Accumulated losses)	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve (2)	Total	Non- controlling interests	Total equity
US Dollars
Balance at 31 December 2021	—	7,223	84	(1,899)	53	(2)	(1,412)	4,047	54	4,101
Profit for the year	—	—	—	233	—	—	—	233	18	251
Other comprehensive loss	—	—	—	—	(36)	(10)	(29)	(75)	—	(75)
Total comprehensive income (loss)	—	—	—	233	(36)	(10)	(29)	158	18	176
Shares issued	—	16	—	—	—	—	—	16	—	16
Dividends paid (Note 12)	—	—	—	(181)	—	—	—	(181)	—	(181)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(37)	(37)
Transfer on disposal and derecognition of equity investments	—	—	—	69	(69)	—	—	—	—	—
Translation	—	—	(3)	4	—	(1)	—	—	—	—
Balance at 31 December 2022	—	7,239	81	(1,774)	(52)	(13)	(1,441)	4,040	35	4,075
(Loss) profit for the year	—	—	—	(235)	—	—	—	(235)	13	(222)
Other comprehensive (loss) income	—	—	—	—	(2)	10	(5)	3	—	3
Total comprehensive (loss) income	—	—	—	(235)	(2)	10	(5)	(232)	13	(219)
Shares issued	—	15	—	—	—	—	—	15	—	15
Share-based payment for share awards net of exercised	—	—	(2)	—	—	—	—	(2)	—	(2)
Dividends paid (Note 12)	—	—	—	(91)	—	—	—	(91)	—	(91)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(19)	(19)
Redomicile and reorganisation	420	(420)	—	—	—	—	—	—	—	—
Share securities tax on redomicile and reorganisation	—	(19)	—	—	—	—	—	(19)	—	(19)
Issue of bonus shares	6,500	—	—	—	—	—	—	6,500	—	6,500
Cancellation of bonus shares	(6,500)	—	—	—	—	—	—	(6,500)	—	(6,500)
Transfer on derecognition of equity investments	—	—	—	(50)	50	—	—	—	—	—
Translation	—	—	(3)	2	—	1	—	—	—	—
Balance at 31 December 2023	420	6,815	76	(2,148)	(4)	(2)	(1,446)	3,711	29	3,740
Profit for the year	—	—	—	1,004	—	—	—	1,004	45	1,049
Other comprehensive income (loss)	—	—	—	—	23	3	(46)	(20)	—	(20)
Total comprehensive income (loss)	—	—	—	1,004	23	3	(46)	984	45	1,029
Employee share scheme issues	24	—	(24)	—	—	—	—	—	—	—
Equity-settled share-based payments	—	—	28	—	—	—	—	28	—	28
Dividends paid (Note 12)	—	—	—	(172)	—	—	—	(172)	—	(172)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(74)	(74)
Acquisition of Centamin (Note 13)	82	1,996	—	—	—	—	—	2,078	1,884	3,962
Balance at 31 December 2024	526	8,811	80	(1,316)	19	1	(1,492)	6,629	1,884	8,513
(1)Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $8m (2023: $8m;
2022: $8m), surplus on equity transaction of joint venture of $36m (2023: $36m; 2022: $36m), equity items for share-based payments of $38m (2023: $33m; 2022:
$39m) and other reserves.
(2) Foreign currency translation reserve includes a loss of $1,411m (2023: $1,411m; 2022: $1,401m) that will not re-cycle through the income statement and a loss of
$81m (2023: $35m; 2022: $40m) relating to the foreign operations that will re-cycle through the income statement on disposal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ANGLOGOLD ASHANTI PLC
Notes to the consolidated financial statements
FOR THE YEARS ENDED  31 December, 2024, 2023 and 2022
1STATEMENT OF COMPLIANCE
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB).
IFRS Accounting Standards, interpretations and amendments to published IFRS Accounting Standards
The following new IFRS Accounting Standards and amendments to published IFRS Accounting Standards which were effective for the first time from 1 January 2024, were adopted by, and had no material impact on, the AngloGold Ashanti Group (Group):
•Amendments to IFRS 7 ‘Financial Instruments: Disclosure’ and IAS 7 ‘Statement of Cash Flows’ relating to Supplier Finance
Arrangements
All other IFRS Accounting Standards, interpretations and amendments to published IFRS Accounting Standards are assessed as not applicable to the Group.
IFRS Accounting Standards, amendments and interpretations issued which are relevant to the Group, but not yet effective
The amendments to IFRS Accounting Standards issued which are or may become relevant to the Group, but are not yet effective on 31 December 2024, include:
•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 ‘Financial
Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ (effective 1 January 2026)
The amendments introduce an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. They also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments.
•IFRS 18 ‘Presentation and Disclosure in Financial Statements’ (IFRS 18) (effective 1 January 2027)
IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’, introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other
IFRS Accounting Standards.
The Group is in the process of assessing the impact; however, IFRS 18 is expected to have a material impact on the Group’s presentation within the statement of comprehensive income.
1.1REPORTING ENTITY
On 25 September 2023, the Group completed its corporate restructuring to reorganise its operations under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales, with a primary listing of its ordinary shares on the New
York Stock Exchange (NYSE). The corporate restructuring was implemented through the issue of ordinary shares of AngloGold
Ashanti plc in exchange for the existing ordinary shares of AngloGold Ashanti Limited.
The Group is now headquartered in Denver, Colorado, USA and retains a substantial corporate office in Johannesburg. The
Company’s registered office and principal executive office are located in the UK. The AngloGold Ashanti plc consolidated financial statements are a continuation of the previous AngloGold Ashanti Limited consolidated financial statements with the comparative information for 2022 only adjusted to reflect the legal share capital of AngloGold Ashanti plc.
See Note 1.4 for the accounting treatment of the corporate restructuring transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.2BASIS OF PREPARATION
The consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for the revaluation of certain assets and liabilities to fair value. The Group’s accounting policies are consistent in all material respects with those applied in the previous year.
The Group financial statements are presented in US dollars and rounded to USD millions, unless otherwise stated. All results are from continuing operations unless otherwise stated.
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
In the event where the Group and other investors collectively control the entity and they act together to direct the relevant activities, the investment is accounted for as a joint venture or a joint operation.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. The Group re-
assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control. Intra-group transactions, balances and unrealised gains and losses on transactions between Group companies, including any resulting tax effects are eliminated.
Going concern
The going concern assessment included the preparation of detailed cash flow forecasts for at least 12 months and updated life-
of-mine plan models with longer-term cash flow projections, which demonstrate that the Group will have sufficient cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due, for at least the 12 months immediately following the date when the financial statements are authorised for issue.
The Group’s base case going concern assessment is based upon management’s best estimate of gold and foreign exchange consensus prices, while simultaneously applying a risk adjustment factor to the estimated production which has been determined in line with approved life-of-mine plans and ongoing capital requirements. A further stress test has been prepared reflecting a
10% reduction in the consensus gold price and a 10% reduction in gold production, prior to any mitigation strategies in order to assess whether financial maintenance covenants per the Group’s  loan agreements are breached or financial liquidity headroom runs out. The result of this stress test demonstrated that the likelihood of a decrease in the gold price and gold production causing a risk of a financial liquidity shortfall or a breach in the financial maintenance covenants is remote.
Having assessed the financial position and future plans of the Group, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.
1.3 CLIMATE CHANGE CONSIDERATIONS
Climate change poses unique challenges and risks for mining companies, a result of both its potential direct physical impacts and the risks arising from the transition to low-carbon operations. In 2022, the Group announced its target to reduce absolute
Scope 1 and Scope 2 GHG emissions by 30% by 2030 (compared to a 2021 baseline) through a defined renewable energy project pipeline and initiatives to improve efficiency or use lower-emission power sources. As a member of the International
Council on Mining and Metals, the Group was also part of a landmark climate change target to achieve net zero Scope 1 and
Scope 2 GHG emissions by 2050. To achieve the Group’s 2030 targets, the Group is working with the sites to identify areas to achieve potential emissions reductions. Many of the potential GHG abatement initiatives are currently in either pre-feasibility or feasibility stage. For the initiatives that have been completed or where capital has been committed, costs have been recorded in the consolidated financial statements once the accounting criteria for recognition or disclosure have been met.
Below are key projects that have progressed in 2024 along with their related financial impacts:
•Tropicana renewable energy: The Group entered into an agreement in June 2023 with Pacific Energy to construct and operate 62MWh of wind and solar generation capacity at the Tropicana mine in Western Australia. The facility, one of
Australia’s largest off-grid hybrid power systems, will significantly reduce Tropicana’s diesel and gas consumption for power generation and is expected to reduce the site’s GHG emissions by an average of 65,000 tonnes annually over 10 years. The project was commissioned in February 2025. The financial implications are disclosed in Note 15.
•Obuasi upgrades: Trucks transporting rock on 41 level were replaced by a rail system, reducing diesel consumption and contributing to a reduction in GHG emissions. In addition, surface compressors were replaced by smaller, more efficient underground versions that contributed to a further reduction in GHG emissions. These upgrades, which  amounted to $9m, were incurred in the current year and form part of the additions in Note 14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Geita grid connection: Geita mine was connected into the national electricity grid in November 2024. The total project investment in 2023 and 2024 was $25m and forms part of the additions in Note 14.
Management has also considered the impacts of the climate initiatives commenced by the Group as well as the implications of climate change on the environmental rehabilitation provision. These considerations were factored in across various areas:
•Estimates utilised in determining future cash flows in life-of-mine models utilised in the impairment process:
◦Mine sites are designed with a significant margin of safety to endure extreme weather events, such as heavy rainfall, high winds and temperature fluctuations. This engineering means that the structures and operational activities are more durable than what the average weather conditions would require, resulting in an increased level of resilience against the increasing severity and frequency of weather events predicted by climate change models.
•Estimates used in determining the environmental rehabilitation provision:
◦Rehabilitation designs are progressively adapted to address identified risks, including changing expectations of seasonal weather patterns.
◦Rehabilitation plans and estimates include long-term monitoring and maintenance protocols, which also serve to address unforeseen effects that may arise from changing climatic patterns.
◦Inclusion of a contingency allowance or risk factor, which may encompass climate change impacts on rehabilitation success.
◦Rehabilitation and decommissioning works scheduling and costing considerations factor in weather conditions to mitigate risks of schedule and cost overruns.
•Determination of targets for the Group's Performance Share Plan (PSP).
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
1.4CORPORATE RESTRUCTURING
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
Following the completion of the corporate restructuring transaction, the Group’s parent company changed from being a South
African domiciled parent company to a UK parent company with the functional currency of the UK parent company assessed to be USD.
1.5 SUMMARY OF KEY JUDGEMENTS AND ESTIMATES
The preparation of the consolidated financial statements requires management to use judgement in applying accounting policies and in making critical accounting estimates, which impacts the reported amounts of assets, liabilities, income and expenses.
Actual results may differ from these estimates.
Estimates and the underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognised prospectively.
Areas of judgement in the application of accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are noted below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Judgements
•Control assessment of Sukari Gold Mine (part of the Centamin acquisition) (refer to Note 13)
Estimates
•Mineral Reserve and Mineral Resource (refer to Note 14)
•Estimates with regards to environmental rehabilitation provisions (refer to Note 25)
•Estimates with regards to the valuation of the assets acquired and liabilities assumed in the Centamin acquisition (refer to
Note 13)
Other areas of judgements and estimates are contained in the notes to the consolidated financial statements.

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

Figures in millions	Gold income
US Dollars	2024	2023	2022

Geographical analysis of gold income by origin is as follows:
Africa (1)	3,756	3,068	2,981
Kibali - Attributable 45%	741	668	596
Iduapriem	563	522	443
Obuasi	530	439	431
Siguiri	653	505	591
Geita	1,150	934	920
Sukari (8)	119	—	—

Australia	1,394	1,081	967
Sunrise Dam	626	495	410
Tropicana - Attributable 70%	768	586	557

Americas	1,264	999	1,036
Cerro Vanguardia	439	317	319
AngloGold Ashanti Mineração (2)	634	515	557
Serra Grande	191	167	160

	6,414	5,148	4,984
Equity-accounted joint ventures included above	(741)	(668)	(596)
	5,673	4,480	4,388

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.
Approximately 66% (2023 67%; 2022: 67%) of the Group's total gold produced is sold to ANZ Investment Bank Ltd in Australia 25% (2023: 24%; 2022: 22%) reported in the Australia segment, Standard Chartered Bank in the UK 21% (2023: 23%; 2022: 31%) reported in the Africa segment, and JP Morgan Chase NA London in the
UK and JP Morgan Chase NA New York in the United States combined 20% (2023: 20%; 2022: 14%) reported in the Africa segment. Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	By-product revenue
US Dollars	2024	2023	2022

Africa (1)	6	5	4
Kibali - Attributable 45%	2	2	1
Iduapriem	—	—	1
Obuasi	1	1	1
Siguiri	1	—	—
Geita	2	2	1

Australia	5	4	4
Sunrise Dam	2	1	1
Tropicana - Attributable 70%	3	3	3

Americas	111	95	106
Cerro Vanguardia	109	93	75
AngloGold Ashanti Mineração	2	2	31

	122	104	114
Equity-accounted joint ventures included above	(2)	(2)	(1)
	120	102	113

Figures in millions	Cost of sales
US Dollars	2024	2023	2022

Africa (1)	2,304	2,111	2,008
Kibali - Attributable 45%	380	372	342
Iduapriem	351	387	314
Obuasi	360	313	266
Siguiri	518	473	492
Geita	612	566	594
Sukari (8)	83	—	—

Australia	945	867	783
Sunrise Dam	430	399	371
Tropicana - Attributable 70%	479	438	382
Administration and other	36	30	30

Americas	858	931	913
Cerro Vanguardia	368	307	273
AngloGold Ashanti Mineração	352	453	477
Serra Grande	136	169	162
Administration and other	2	2	1

Corporate and other	(1)	4	4
	4,106	3,913	3,708
Equity-accounted joint ventures included above	(380)	(372)	(342)
	3,726	3,541	3,366

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Gross profit (4)
US Dollars	2024	2023	2022

Africa (1)	1,459	961	977
Kibali - Attributable 45%	363	297	256
Iduapriem	213	135	130
Obuasi	171	127	165
Siguiri	136	31	99
Geita	540	370	327
Sukari (8)	36	—	—
Administration and other	—	1	—

Australia	453	220	188
Sunrise Dam	197	99	40
Tropicana - Attributable 70%	292	151	177
Administration and other	(36)	(30)	(29)

Americas	517	162	229
Cerro Vanguardia	180	102	122
AngloGold Ashanti Mineração	283	63	111
Serra Grande	56	(2)	(2)
Administration and other	(2)	(1)	(2)

Corporate and other	1	(19)	(9)
	2,430	1,324	1,385
Equity-accounted joint ventures included above	(363)	(297)	(256)
	2,067	1,027	1,129

Figures in millions	Amortisation
US Dollars	2024	2023	2022

Africa (1)	455	419	371
Kibali - Attributable 45%	92	99	95
Iduapriem	79	129	80
Obuasi	75	61	40
Siguiri	51	39	54
Geita	138	91	102
Sukari (8)	20	—	—

Australia	190	163	172
Sunrise Dam	77	58	54
Tropicana - Attributable 70%	112	104	117
Administration and other	1	1	1

Americas	195	170	185
Cerro Vanguardia	61	39	39
AngloGold Ashanti Mineração	112	88	106
Serra Grande	22	43	40

Corporate and other	4	5	4
	844	757	732
Equity-accounted joint ventures included above	(92)	(99)	(95)
	752	658	637

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Total assets (5)(6)
US Dollars	2024	2023	2022

Africa (1)	9,081	4,414	4,035
Kibali - Investment in joint venture and loan receivable	950	1,066	1,054
Iduapriem	579	526	436
Obuasi	1,481	1,288	1,219
Siguiri	591	486	457
Geita	1,231	1,042	864
Sukari (8)	4,243	—	—
Administration and other	6	6	5

Australia	845	942	960

Americas	1,460	1,254	1,395
Cerro Vanguardia	626	524	514
AngloGold Ashanti Mineração	668	584	625
Serra Grande	148	127	217
Administration and other	18	19	39

Projects	991	833	872
Colombian projects	207	194	244
North American projects	784	639	628

Corporate and other	780	732	751
	13,157	8,175	8,013

Figures in millions	Non-current assets (7)
US Dollars	2024	2023 (9) (10)	2022 (10)

Non-current assets considered material, by country are:

UK	59	58	58
Foreign entities	9,575	5,423	5,739

DRC	487	561	1,054
Egypt (8)	3,617	—	—
Ghana	1,722	1,512	1,349
Tanzania	812	706	594
Australia	666	752	758
Brazil	577	510	648
United States	660	636	617

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Capital expenditure
US Dollars	2024	2023	2022

Africa (1)	814	710	576
Kibali - Attributable 45%	125	85	90
Iduapriem	169	142	146
Obuasi	202	214	159
Siguiri	102	78	27
Geita	196	191	154
Sukari (8)	20	—	—

Australia	153	135	202
Sunrise Dam	65	47	50
Tropicana - Attributable 70%	88	87	152
Administration and other	—	1	—

Americas	209	254	322
Cerro Vanguardia	71	75	66
AngloGold Ashanti Mineração	98	124	199
Serra Grande	40	55	57

Projects	38	27	17
Colombian projects	13	11	16
North American projects	25	16	1

Corporate and other	1	1	1
	1,215	1,127	1,118
Equity-accounted joint ventures included above	(125)	(85)	(90)
	1,090	1,042	1,028
(1)Includes equity-accounted investments.
(2)Includes income from sale of gold concentrate of $314m (2023: $267m; 2022: nil).
(3)With the introduction of new gold sales regulations in Ghana impacting Iduapriem 23% (2023: 18%) and Obuasi 24% (2023: 17%), a minimum of  20% of gold produced in Ghana must be sold to the Bank of Ghana at arm’s length.
(4)The Group's segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.
(5)Total assets include allocated goodwill of $95m (2023: $105m; 2022: $105m) for Australia (Note 16).
(6)For the year ended 31 December 2024, pre-tax impairment reversals and loss on derecognition of assets were accounted for in the Americas ($50m), partly offset by a loss on derecognition of assets in Africa ($3m). For the year ended 31 December 2023, pre-tax net impairments and derecognition of assets of
$227m were accounted for in the Americas ($207m) and Projects ($25m), partly offset by a profit on derecognition of assets in Africa ($5m). For the year ended
31 December 2022, pre-tax impairments and derecognition of assets of $319m were accounted for in the Americas ($315m) and Africa ($4m).
(7)Non-current assets exclude financial instruments, deferred tax assets and reimbursive right for post-retirement benefits.
(8)During the year, the Group acquired Centamin plc, whose main operating mine is Sukari in Egypt. Refer to Note 13 for further details.
(9)The non-current assets have been revised to exclude financial instruments included in foreign entities ($400m) and the DRC ($358m).
(10)The non-current assets in South Africa have been excluded as they are no longer considered material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3REVENUE FROM PRODUCT SALES

	US Dollars
Figures in millions	2024	2023	2022
Revenue consists of the following principal categories:
Gold income (2)	5,673	4,480	4,388
Spot market sales	5,359	4,213	4,388
Concentrate sales (1)	314	267	—
By-products (2)	120	102	113
	5,793	4,582	4,501
(1) The provisional price adjustments for the year ended 31 December 2024 were $7m (2023: $1m; 2022: nil). A reasonable change in the provisional price would not result in a material impact on the concentrate sales revenue.
(2) The disaggregation of revenue from contracts with customers by primary geographical region is described in the segmental information note (Note 2).

Accounting policies
Revenue from product sales comprises sales of:
•refined gold and doré bars;
•by-products including silver and sulphuric acid;  and
•gold concentrate.
Revenue from spot market sales is recognised at a point in time when control of the goods passes to the customer and the performance obligations of transferring control have been met. Control of the goods passes to the customer on settlement date (except for specific contracts with agreed-upon terms, where control passes earlier when the customer takes delivery of the goods). The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred and is driven by the market prices of gold.
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

4COST OF SALES

	US Dollars
Figures in millions	2024	2023	2022
Operating costs (1)	2,665	2,680	2,568
Royalties	246	190	185
Total operating costs	2,911	2,870	2,753
Retrenchment costs	3	4	6
Rehabilitation and other non-cash costs	42	21	—
Amortisation of tangible assets	666	579	555
Amortisation of right of use assets	85	78	81
Amortisation of intangible assets (Note 16)	1	1	1
Inventory change	18	(12)	(30)
	3,726	3,541	3,366
(1)Operating costs include salaries and wages, stores and other consumables, fuel power and water, mining contractors (including variable lease payments), labour contractors (including variable lease payments) and consultants, and other expenses (credits).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5OTHER EXPENSES (INCOME)

	US Dollars
Figures in millions	2024	2023	2022
Care and maintenance	51	52	—
Governmental fiscal claims	13	15	11
Legacy tailings storage facilities obligations	34	52	(16)
Pension and medical defined benefit	3	6	7
Royalties received	—	(1)	(2)
Retrenchment and related costs (1)	14	15	—
Legal fees and project costs (2)	41	(1)	1
Other indirect taxes	(10)	(14)	11
Net other income	(2)	(20)	—
	144	104	12
(1)Includes retrenchment costs of $14m (2023: $6m; 2022: nil).
(2)Includes transaction costs on the acquisition of Centamin plc of $31m (2023: nil; 2022: nil).
6FINANCE COSTS AND UNWINDING OF OBLIGATIONS

		US Dollars
Figures in millions		2024	2023	2022
Finance costs
Finance costs on bonds, bank loans and other		121	113	102
Amortisation of fees		6	6	8
Lease finance charges		12	12	11
Less: interest capitalised		—	—	(2)
		139	131	119
Unwinding of obligations	25	28	26	30
Total finance costs and unwinding of obligations		167	157	149
The interest included within finance costs is calculated at effective interest rates.
7FINANCE INCOME

		US Dollars
Figures in millions		2024	2023	2022

Finance income on bank balances		100	104	77
Guarantee fees received		6	5	4
Interest on joint venture loan	18	36	—	—
		142	109	81
Unwinding of long-term receivables		18	18	—
Total finance income and unwinding of long-term receivables		160	127	81
8EMPLOYEE BENEFITS

	US Dollars
Figures in millions	2024	2023	2022
Salaries and wages (1)	721	691	656
Pension costs (2)	22	20	20
Share-based payment expense (Note 9)	28	15	18
Other (3)	25	26	22
Included in cost of sales, other expenses and corporate administration, marketing and related expenses	796	752	716
(1) Salaries and wages includes executive directors’ and executive management’s salaries and other benefits and retrenchment costs.
(2) Includes defined contribution pension costs (refer to Note 26).
(3) Includes current medical expenses and defined benefit post-retirement medical expenses (refer to Note 26).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
The average number of attributable employees (including contractors) was:

Average number of employees *	2024 #	2023	2022
Africa	27,930	21,734	19,807
Australia	1,777	1,741	1,532
Americas	8,509	8,565	9,498
Other, including corporate and non-gold producing subsidiaries	1,268	1,618	1,757
Total	39,484	33,658	32,594
* The approximate number of contractors employed on average during 2024 was 23,367 (2023: 19,615; 2022: 18,599).
#The approximate average  number of employees excluding Centamin for 2024 is 33,981 and the average number of contractors employed for 2024 excluding
Centamin is 20,299.
9SHARE-BASED PAYMENTS

	US Dollars
Figures in millions	2024	2023	2022
Equity-settled share incentive schemes
Deferred Share Plan (DSP)	17	15	18
Performance Share Plan (PSP)	11	—	—
Total share-based payment expense	28	15	18
Equity-settled share incentive schemes
Previous equity schemes with outstanding awards exercisable include the Bonus Share Plan (BSP), the Long-Term Incentive
Plan (LTIP) and the Deferred Share Plan (DSP). Upon completion of the corporate restructuring in September 2023, the awards outstanding under the BSP and LTIP were converted to awards with respect to AngloGold Ashanti plc awards and transferred to the DSP, with the terms and conditions remaining unchanged. On 28 May 2024, at the Annual General Meeting of the Group, two
new employee share incentive schemes were approved by the shareholders which are effective for the 2024 performance year.
The Performance Share Plan (PSP) has replaced the DSP scheme, no new share awards will be made under the DSP scheme and all share awards outstanding will remain outstanding in accordance with their terms (including vesting terms).
The new details of the share schemes and the IFRS Accounting Standards classification of each scheme are:
•PSP scheme - annual grants that vest over three years based on the achievement of forward-looking objectives, directly linked to the Group’s strategy. The PSP scheme will be settled in AngloGold Ashanti plc shares and classified as an equity-settled share-based payment per IFRS 2; and
•Transition Restricted Awards (TRA) scheme will be settled in cash. The cash payment does not meet the definition of a share-based payment and is accounted for in accordance with IAS 19; and
•Transition Share Plan (TSP) – this transition scheme is designed to close the gap from moving from the backward-
looking DSP scheme to the forward-looking PSP scheme and includes a “transition or gap award” for specific strata of employees. The TSP scheme will be settled one third in cash and two thirds in equity and meets the definition of a cash-
settled and equity-settled share-based payment scheme and is accounted for in accordance with IFRS 2. The cash-
settled share-based payment portion for 2024 was not material and is included in employee benefits cost. The final allocation of the equity-settled share-based payment awards under the TSP will occur following the end of the 2025 performance year.
Deferred Share Plan (DSP)
The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards have been allocated to certain employees from 2019 through early 2024, vesting equally over a period of two, three and five years depending on the level of seniority of the participant. In September
2023, upon completion of the corporate restructuring in September 2023, the awards outstanding under the BSP and LTIP were converted to awards with respect to AngloGold Ashanti plc awards and transferred to the DSP scheme. The DSP scheme was replaced by the PSP scheme in May 2024. The existing DSP scheme will not be cancelled or modified and will continue to be accounted for under the existing accounting treatment. No further DSP scheme awards will be allocated to participants from
2025 onwards.

Award date (unvested awards and awards vested during the year)	2024	2023	2022
Calculated fair value (in ZAR)	338.94	317.99	335.04
Award date	26 Feb 2024	24 Feb 2023	24 Feb 2022
Expiry date	26 Feb 2034	25 Feb 2033	24 Feb 2032

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Number of shares
	2024	2023	2022
Awards outstanding at beginning of year	3,231,930	2,483,608	2,692,383
Awards granted during the year (1)	1,223,717	1,436,917	793,955
Awards lapsed during the year	(78,617)	(224,391)	(163,697)
Awards exercised during the year	(1,297,924)	(863,641)	(839,033)
Awards transferred from BSP scheme	—	370,628	—
Awards transferred from LTIP scheme	—	28,809	—
Awards outstanding at end of year	3,079,106	3,231,930	2,483,608
Awards exercisable at end of year	726,440	1,157,900	693,211
(1)Disclosure in 2023 revised due to the exclusion of 119,532 awards.
Performance Share Plan (PSP)
The PSP scheme was implemented with effect from 26 February 2024, with the first awards for the scheme allocated in August
2024. The awards will vest over three years based on the achievement of forward-looking objectives, directly linked to the
Group’s strategy.

Award date (unvested awards)	2024

Calculated fair value (in USD)	14.28
Award date	26 Feb 2024
Expiry date	26 Feb 2034

Number of shares	2024

Awards outstanding at beginning of year	—
Awards granted during the year	2,129,875
Awards lapsed during the year	(52,141)
Awards exercised during the year	(7,685)
Awards outstanding at end of year	2,070,049
A Monte Carlo Simulation model was used to value the equity-settled performance share-based payment awards. The significant valuation inputs and assumptions are:

Valuation inputs and assumptions	2024
Expected weighted average volatility	46.12%
Vesting period	3 years
Expected dividend yield	1.77%
US Risk-free interest rate	4.75%
Expected forfeiture rate	9.23%
Weighted average share price (in USD)	24.90
Weighted average fair value (in USD)	14.28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
The Group’s management awards certain employee bonuses in the form of equity-settled and cash-settled share-based payments on a discretionary basis.
Equity-settled share-based payments
The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
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
Cash-settled share-based payments
A liability is recognised for the fair value of cash-settled share-based payment transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10TAXATION

Figures in millions	US Dollars
	2024	2023	2022
Current taxation
Current year	447	233	199
Prior year under (over) provision	7	(17)	32
Impairment and disposal of tangible assets	—	1	—
	454	217	231
Deferred taxation
Current year	170	92	46
Prior year (over) under provision	(1)	10	4
Impairment and disposal of tangible assets	—	(34)	(60)
	169	68	(10)

	623	285	221

Figures in millions	US Dollars
	2024	2023	2022
Reconciliation to UK taxation rate (1)
Implied tax charge at 25% (2023:25%; 2022: 28%)	418	16	132
Increase (decrease) due to:
Expenses not tax deductible (2)	21	90	83
Share of associates and joint ventures' profit	(39)	(52)	(45)
Tax rate differentials (3) and withholding taxes (4)	145	63	31
Exchange variations and translation adjustments	28	(17)	—
Top-up tax - Pillar Two	6	—	—

Current year tax losses (expense) not recognised:
Ghana	28	22	(64)
UK	34	26	24
North America	33	38	22
South Africa	—	3	20

Tax exempt operations:
Guinea (5)	(30)	(6)	(27)
Egypt (6)	(16)	—	—

Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	1	25	3
Restructuring costs	—	79	4
Argentinian inflationary impact allowances	(32)	4	—
Adjustment in respect of prior years	7	(7)	36
Other (7)	19	1	2
Income tax expense	623	285	221
(1) With the change in domicile of the Group’s parent company from South Africa to the UK, as a result of the corporate restructuring in September 2023, the Group tax rate reconciliation for 31 December 2023 and 2024 has been prepared using the enacted UK corporate tax rate of 25%. The comparative information for
2022 was presented using the South African corporate tax rate of 28%.
(2)Included in current and prior years are non-deductible corporate, legal, project, exploration and rehabilitation costs, net impairment in Brazil and Colombia and
British Virgin Islands group losses.
(3)Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil and Argentina.
(4)Withholding taxes on dividends paid.
(5)    Siguiri current tax expense not recognised due to tax holiday.
(6)    Sukari Gold Mines Company’s current tax expense not recognised as the company is tax exempt.
(7)  Includes losses from the zero - cost collar gold price hedge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10TAXATION (continued)
Organisation for Economic Co-operation and Development (OECD) Pillar Two model rules
The Group is within the scope of the OECD Pillar Two model rules as the Pillar Two legislation was enacted on 11 July 2023 in the UK, the jurisdiction in which the Group’s parent company is incorporated, and came into effect from 1 January 2024.
The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to
Pillar Two income taxes, as provided in the amendments to IAS 12 ‘Income Taxes’ issued in May 2023.
Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate.
The Group recognised an estimated current tax expense related to Pillar Two, which amounted to $6m for 2024.
Unrecognised deferred tax assets

Figures in millions	US Dollars
	2024	2023	2022
Analysis of unrecognised tax losses
Available to be utilised against future profits
- utilisation required within one year	1,011	108	107
- utilisation required between one and two years	155	1,037	100
- utilisation required between two and five years	396	191	1,180
- utilisation required between five and twenty years	1,041	1,035	956
- utilisation in excess of twenty years	969	835	588
	3,572	3,206	2,931
At the statutory tax rates, the unrecognised value of deferred tax assets is: $1,023m (2023: $921m; 2022: $801m), mainly relating to tax losses incurred in the UK, North America, Ghana, Colombia, Brazil and South Africa.
The Group is subject to examination by tax authorities in the respective jurisdictions of operation, which give rise to tax litigation and disputes resulting in uncertain tax positions. The Group assesses these uncertain tax positions to determine if a provision is required by applying the appropriate accounting requirements, benchmarking to similar recent outcomes and, in some cases, advice from independent experts. The economic outflow from these uncertain tax matters within the Group have been assessed as remote except for those disclosed in Note 32.

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
The future taxable income are based on detailed cash flow forecasts for at least 12 months and updated life-of-mine plan models with longer-
term cash flow projections from operations and the application of existing tax laws in each jurisdiction.
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
On an ad hoc basis when significant unusual transactions occur, the Group applies the approved tax strategy which includes obtaining external legal opinions, if required, for guidance in applying the requirements of the legislation in various jurisdictions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11EARNINGS (LOSS) PER ORDINARY SHARE

	2024	2023	2022
	US cents per share
Basic earnings (loss) per ordinary share	233	(56)	55
The calculation of basic earnings (loss) per ordinary share is based on profits/(loss)
attributable to equity shareholders of $1,004m (2023: ($235m); 2022: $233m) and
430,131,931 (2023: 421,105,111; 2022: 420,197,062) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	233	(56)	55
The calculation of diluted earnings (loss) per ordinary share is based on profits/(loss)
attributable to equity shareholders of $1,004m (2023: ($235m); 2022: $233m) and
430,917,455 (2023: 421,105,111; 2022: 420,869,866) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2024	2023	2022
Weighted average number of ordinary shares (1)	430,131,931	421,105,111	420,197,062
Dilutive potential of share options (2)	785,524	—	672,804
Diluted weighted average number of ordinary shares	430,917,455	421,105,111	420,869,866
(1)Employee compensation awards are included in basic earnings per ordinary share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)Effect of share options for 2023 is anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11EARNINGS (LOSS) PER ORDINARY SHARE (continued)

	US Dollars
Figures in millions	2024	2023	2022

Headline earnings (loss) (1)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):

Profit (loss) attributable to equity shareholders	1,004	(235)	233

(Reversal of impairment)/impairment of tangible assets, right of use assets and investment in joint venture, net	(52)	165	256
(Reversal of impairment)/impairment of tangible and right of use assets	(60)	192	315
Impairment of investment in joint venture	2	1	1
Taxation on (reversal of impairment)/impairment of tangible assets, right of use assets and investment in joint venture	6	(28)	(60)

Loss on derecognition and disposal of tangible assets and right of use assets, net	2	24	—
Loss on derecognition of tangible assets and right of use assets	—	35	4
Loss/(profit) on disposal of tangible assets	2	(6)	(4)
Taxation on derecognition and disposal of tangible assets	—	(5)	—

	954	(46)	489
	US Cents
Headline earnings (loss) per ordinary share (1)
Headline earnings (loss) per ordinary share (2)	221	(11)	116
Diluted headline earnings (loss) per ordinary share (3)	221	(11)	116
(1)The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS. These measures are calculated according to the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA) at the request of the JSE
Limited (JSE). These measures, however, are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the U.S. Securities and Exchange Commission (SEC) applicable to the use and disclosure of Non-GAAP financial measures.
(2)Calculated on the basic weighted average number of ordinary shares.
(3)Calculated on the diluted weighted average number of ordinary shares.
12DIVIDENDS

	US Dollars
Figures in millions	2024	2023	2022
Ordinary shares (1)
Dividend number 124 of 217 SA cents per share was declared on 22 February 2022 and paid on 25 March 2022 (15 US cents per share)			62
Dividend number 125 of 493 SA cents per share was declared on 5 August 2022 and paid on 9 September 2022 (28 US cents per share)			119
Dividend number 126 of 322 SA cents per share was declared on 22 February 2023 and paid on 31 March 2023 (18 US cents per share)		76
Dividend number 127 of 70 SA cents per share was declared on 4 August 2023 and paid on 8 September 2023 (4 US cents per share)		15
Dividend number 1 of 19 US cents per share was declared on 23 February 2024 and paid on 28 March 2024	80
Dividend number 2 of 22 US cents per share was declared on 6 August 2024 and paid on 13 September 2024	92
	172	91	181
(1) For proposed dividends subsequent to year-end, refer to Note 34.
The Group has elected to classify dividends paid as financing activities on the statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
13ACQUISITION OF CENTAMIN
On 10 September 2024, the Centamin Board announced a recommended acquisition of the entire share capital of Centamin by
AngloGold Ashanti. The acquisition date was 22 November 2024, while the consideration comprised 0.06983 new AngloGold
Ashanti shares plus $0.125 in cash for each Centamin share.
Centamin’s primary asset is the Sukari Gold Mines Company (Sukari), located in Egypt, which is North Africa’s pre-eminent gold producing mine, consisting of both open pit and underground operations. Centamin also has an exploration and development foothold in Côte d’Ivoire with its Doropo and the Archean-Birimian Contact (ABC) gold projects.
For the period from acquisition to 31 December 2024, Centamin contributed revenue of $119m and a net profit of $33m to the
Group's results. The Group’s pro forma consolidated revenue and consolidated net profit would have been $6,836m and
$1,313m, respectively, had the acquisition been effective from 1 January 2024. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2024.
Since the acquisition date was close to the financial year end of the Group, and did not allow sufficient time to complete the initial accounting for the business combination, the fair value exercise on the acquisition date was prepared on a provisional basis in accordance with IFRS 3 for all balances. If new information is obtained, within a maximum of one year from the acquisition date, about facts and circumstances that existed at the acquisition date, then the accounting for the acquisition will be revised.
Consideration paid
The fair value of the consideration is as follows:

Figures in millions - US Dollars	2024
Fair value of AngloGold Ashanti plc shares issued	2,078
Cash	148
Total consideration paid	2,226
AngloGold Ashanti plc issued 82,497,229 ordinary shares as consideration for the 100% interest in Centamin. The fair value of the shares is calculated with reference to the share price on the effective date of the transaction of $25.20 per share. In the statement of changes in equity, the $2,078m was included in share capital ($82m) and a merger reserve ($1,996m). Since all conditions for a merger relief in terms of Section 612 of the UK Companies Act 2006 were met, AGA was unable to recognise share premium arising from the issuance of new shares and instead had to apply the merger relief guidance and recognise a merger reserve. There was no contingent consideration payable as part of the business combination.
The Group incurred total acquisition-related costs of $31m for the year ended 31 December 2024 on advisory and legal fees which are recognised as transaction costs in the income statement in the other (expenses)/income line.
Identified assets acquired and liabilities assumed
The following table summarises the fair value of assets acquired, and liabilities assumed at the acquisition date on a provisional basis, including the key assumptions in determining the fair values:

Figures in millions - US Dollars	2024
Tangible assets (1)	3,677
Right-of-use assets	4
Inventories (2)	330
Trade and other receivables (3)	56
Cash and cash equivalents	216
Provisions (4)	(51)
Lease liabilities	(4)
Trade and other payables	(118)
Net identifiable assets	4,110
Less: Non-controlling interest (5)	(1,884)
Total consideration paid	2,226

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(1)Tangible assets consist of  the Sukari Mineral Reserve and Mineral Resource, which have been included under mine development costs while the Doropo, ABC and the EDX exploration projects have been included under exploration and evaluation assets. The valuation approaches and main assumptions applied are described below.
The fair value of the Sukari Mineral Reserve was provisionally determined by applying an income approach using a discounted cash flow (DCF) model and taking into account 100% of the attributable cash flows and the life-of-mine (LOM)
plans (until 2037) and a discount rate of 12.8%. The  nominal gold price forecasts used for the LOM ranged between $2,234/
oz and $2,659/oz.
The Sukari Mineral Resource and the Doropo and ABC exploration projects were provisionally valued using declared resources and a market multiple approach, considering transactions involving African gold assets. The resource market multiples used for the Sukari Mineral Resource was $40.95/oz, for the Doropo project $56.15/oz and for the ABC project
$13.16/oz.
The EDX exploration project was provisionally valued using mined ounces and a market multiple approach considering transactions involving African gold assets. The reserve market multiple of $453.52/oz was risk adjusted using a price/net asset value adjustment factor of 0.26.
For other tangible assets, a depreciated replacement cost (DRC) valuation method was used.
(2)The provisional fair value of inventories was based on an assessment of net realisable value, taking into account the quantity of ounces included in the various inventory categories (run-of-mine, crushed ore stockpiles, gold-in-circuit and finished goods).
A plant recovery rate (based on historical information) was applied to run-of-mine, gold-in-circuit and crushed ore stockpiles of 88.99%. No recovery rate was applied to finished goods.
The gold price applied was the spot price expected to be realised based on the expected estimated timing of the plant throughput. This includes a nominal gold price for run-of-mine between $2,437/oz and $2,651/oz and a nominal gold price of
$2,651/oz for crushed ore stockpiles, gold-in-circuit and finished goods.
A holding period return of 6.7%, which is based on the average holding period expected and a rate of return for net working capital (risk free rate + 200 basis points), was applied to account for the impact of run-of-mine stockpiles which will be processed at a later stage.
Costs to completion includes crushing, treatment and refining costs and reduces as inventory moves from run-of-mine to finished goods.
(3) Trade receivables comprise gross contractual amounts due of $56m. None of the trade receivables balance was expected to be uncollectible at the date of acquisition.
(4)Provisions consist of environmental rehabilitation obligations. The provisional fair value of the environmental rehabilitation obligation was calculated using a discounted cash flow model considering the cost of rehabilitating and decommissioning the mine and relevant infrastructure and discounted at a risk-free rate of 4.7%.
(5)The Group has elected to measure the non-controlling interest (NCI) in the acquiree at fair value (determined on a provisional basis), derived using a DCF model and taking into account the Sukari profit share estimated to be paid to the Egyptian
Mineral Resources Authority (EMRA) over the LOM. The NCI includes 50% of the fair value relating to the Sukari Mineral
Resource which will accrue to EMRA in addition to the profit share estimates. The nominal gold price forecasts used for the
LOM ranged between $2,234/oz and $2,659/oz. The cash flows were discounted using a discount rate of 12.8%.
(6)No deferred tax is recognised, as Sukari has a 15-year exemption from any taxes imposed by the Egyptian government on the revenues generated from Sukari. This exemption from taxes expired in March 2025 and the Group, having met all the requirements for renewal, is in the process of renewing the tax exemption for a further 15 years.
Acquisition of net cash
The following table summarises the net cash received at the acquisition date per the statement of cash flows:

Figures in millions - US Dollars	2024
Cash consideration paid on effective date	(148)
Cash and cash equivalents acquired	216
Net cash and cash equivalents acquired	68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Significant accounting judgements and estimates
Control over Sukari Gold Mines Company (SGM, Sukari)
As part of the business combination, the Group has assessed that it has control over Sukari (or SGM). Sukari is an entity 50% owned by the
Group’s wholly-owned subsidiary, Pharaoh Gold Mines NL (PGM), with the remaining 50% owned by EMRA. IFRS 10 ‘Consolidated Financial
Statements’ (IFRS 10) defines control as encompassing three distinct principles, which are:
•Power over the relevant activities of the investee;
•Exposure, or rights, to variable returns from its involvement with the investee; and
•The ability to use its power over the investee to affect the amount of the investor’s returns.
The relevant activities cover the operations throughout the life-of-mine (LOM) from exploration and evaluation of Mineral Reserve through to development and commercial mining production and relates to governing the strategic operating and financial policies of Sukari. The rights and duties of the Group (through PGM), which have resulted in the Group concluding that it has control over Sukari, are as follows:
•PGM controls the appointment and replacement of the General Manager (GM) at Sukari; and
•By controlling the appointment of the GM and directing their activities, the GM will make all day-to-day decisions to allow the mine to operate in a manner that aligns with Sukari’s objectives. These decisions, which are considered the main relevant activities, are as follows:
◦Preparing Sukari’s work programmes through determination of the daily and longer-term mine plans, as well as the budgets covering the operations to be carried out throughout the LOM;
◦Managing capital expenditure, procurement, cost control and treasury;
◦Conducting exploration, development, production, and marketing operations;
◦Co-ordinating Sukari’s operations and activities, including its dealings with all contractors and subcontractors;
◦Bearing ultimate responsibility for all costs and expenses required in carrying out any and all operations under the Sukari Concession
Agreement (Sukari CA) (entered into between PGM, EMRA and the Egyptian government);
◦Funding the operations of Sukari and recovering costs and expenses throughout the LOM (i.e., exploration, development, and production phases);
◦Funding additional exploration and expansion programmes within the mine during the production phase;
◦Taking custody of Sukari’s stock and management of its funds;
◦Selling and shipping of all gold and associated metals produced; and
◦Entering into and managing gold sales or hedging contracts and forward sale agreements.

The duties of EMRA under the terms of the Sukari CA are to provide the required approvals to allow the mine to operate.
The Board of Directors of Sukari (Sukari Board) has six members, three of whom are appointed by PGM and three by EMRA. The executive chairman, as one of the EMRA-appointed board members, is a representative of EMRA and is appointed by the Egyptian Ministry of Finance.
The Sukari Board convenes twice a year to facilitate a forum for information sharing between both shareholders of Sukari and provide a mechanism to scrutinise the timing and amounts of expenses, rather than as a decision-making body over Sukari’s most significant relevant activities. The Sukari Board considers, reviews, and approves the budget, the annual financial statements, the cost recovery position and other compliance matters. The Sukari Board is not allowed to unreasonably withhold approval of any of the above.
If there is a disputed matter or deadlock position within the Sukari Board, such matter is resolved through open discussion at the board level;
however, the executive chairman does not have a veto or casting vote. Where matters cannot be agreed upon, an ad-hoc committee is appointed with each party having equal representation. This committee will then recommend an appropriate course of action to the Sukari Board with the best interest of all shareholders in mind; and should the Sukari Board still not agree on a course of action, there is a provision for final and binding arbitration.
The Sukari Board cannot appoint or remove the GM, this right belongs solely to PGM, under the terms of the Sukari CA.
EMRA and/or the Egyptian government have no downside risk in their share of Sukari. If Sukari were to become loss-making or insolvent, these costs are absorbed in their entirety by PGM, in accordance with the Sukari CA.
The Group, through PGM, is therefore exposed to the variable returns of Sukari, has the ability to affect the amount of those returns, has power over Sukari through its ability to direct its relevant activities and therefore meets all the criteria of control to consolidate Sukari’s results within the
Group to reflect the substance and economic reality of the Sukari CA.
Fair value of net identifiable assets
In determining the fair value of the identifiable net assets, management has applied certain judgements and estimates which have been disclosed in the “identified assets acquired and liabilities assumed” section above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of the business is the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.
On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest (NCI) in the acquiree at the NCI’s proportionate share of the acquiree’s net assets or the fair value. Subsequently, the carrying amount of NCI is the amount of the interest at initial recognition plus the NCI’s share of the subsequent changes in equity.
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for NCI and any previous interest held over the net identifiable assets acquired and liabilities assumed).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14TANGIBLE ASSETS

Figures in millions	Mine development costs	Mine infrastructure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings (2)	Total
US Dollars

Cost
Balance at 1 January 2022	4,716	3,734	185	12	899	126	9,672
Additions	407	8	—	1	610	2	1,028
Acquisition of assets	—	—	614	—	—	—	614
Finance costs capitalised (3)	—	—	—	—	2	—	2
Disposals	(2)	(14)	—	—	—	—	(16)
Derecognition of assets	(12)	(22)	—	—	(1)	—	(35)
Transfers and other movements (1)	302	401	—	(1)	(752)	1	(49)
Translation	(120)	(8)	(4)	—	(1)	—	(133)
Balance at 31 December 2022	5,291	4,099	795	12	757	129	11,083

Accumulated amortisation and impairments
Balance at 1 January 2022	3,208	2,765	159	7	26	—	6,165
Amortisation for the year	378	174	8	1	—	—	561
Impairment of assets	114	152	16	—	—	8	290
Disposals	(1)	(14)	—	—	—	—	(15)
Derecognition of assets	(11)	(20)	—	—	(1)	—	(32)
Transfers and other movements (1)	—	—	—	—	1	—	1
Translation	(86)	(5)	(3)	(1)	—	—	(95)
Balance at 31 December 2022	3,602	3,052	180	7	26	8	6,875
Net book value at 31 December 2022	1,689	1,047	615	5	731	121	4,208

Cost
Balance at 1 January 2023	5,291	4,099	795	12	757	129	11,083
Additions	423	10	—	—	607	2	1,042
Disposals	(2)	(43)	—	(4)	(23)	(22)	(94)
Derecognition of assets	(5)	(183)	—	—	—	—	(188)
Transfers and other movements (1)	415	456	—	—	(873)	7	5
Translation	1	(1)	—	—	(1)	—	(1)
Balance at 31 December 2023	6,123	4,338	795	8	467	116	11,847

Accumulated amortisation and impairments
Balance at 1 January 2023	3,602	3,052	180	7	26	8	6,875
Amortisation for the year	410	171	—	1	—	—	582
Impairment of assets	77	72	—	1	56	14	220
Impairment reversals of assets	(27)	(7)	—	—	—	(1)	(35)
Disposals	(2)	(43)	—	(3)	—	(9)	(57)
Derecognition of assets	(3)	(149)	—	—	—	—	(152)
Transfers and other movements (1)	2	(11)	—	—	—	—	(9)
Translation	4	—	—	—	—	—	4
Balance at 31 December 2023	4,063	3,085	180	6	82	12	7,428
Net book value at 31 December 2023	2,060	1,253	615	2	385	104	4,419

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	Mine development costs	Mine infrastructure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings (2)	Total
US Dollars

Cost
Balance at 1 January 2024	6,123	4,338	795	8	467	116	11,847
Additions	426	4	—	—	651	7	1,088
Acquired through business combination	2,784	469	—	297	127	—	3,677
Disposals	(6)	(18)	—	—	—	—	(24)
Derecognition of assets	(4)	(81)	—	—	—	—	(85)
Transfers and other movements (1)	248	262	—	7	(516)	1	2
Translation	(200)	(9)	(4)	—	(2)	—	(215)
Balance at 31 December 2024	9,371	4,965	791	312	727	124	16,290

Accumulated amortisation and impairments
Balance at 1 January 2024	4,063	3,085	180	6	82	12	7,428
Amortisation for the year	473	195	—	—	—	—	668
Impairment reversals of assets	(2)	(30)	—	—	(28)	—	(60)
Disposals	(6)	(18)	—	—	—	—	(24)
Derecognition of assets	(3)	(67)	—	—	—	—	(70)
Transfers and other movements (1)	13	(13)	—	—	—	—	—
Translation	(153)	(5)	(4)	(1)	(1)	—	(164)
Balance at 31 December 2024	4,385	3,147	176	5	53	12	7,778
Net book value at 31 December 2024	4,986	1,818	615	307	674	112	8,512
(1)Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets and asset reclassifications.
(2)Assets of $6m (2023: $7m; 2022: $7m) have been pledged as security.
(3)The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was nil (2023: nil; 2022: 4.96%).
Net impairment, derecognition of assets and profit (loss) on disposal:

Figures in millions	Tangible Assets	Right of Use Assets	Goodwill	Total
US Dollars	2024

Group income statement
Reversal of impairment of assets	60	—	—	60
Profit (loss) on derecognition of assets (1)	(2)	2	—	—
Net loss on disposal of assets	(2)	—	—	(2)
Reversal of impairment, (derecognition of assets) and profit (loss) on disposal	56	2	—	58

	2023
Group income statement
Impairment of assets	(220)	(10)	—	(230)
Reversal of impairment of assets	35	3	—	38
Derecognition of assets	(36)	1	—	(35)
Net profit on disposal of assets	6	—	—	6
Net impairment, derecognition of assets and profit (loss) on disposal	(215)	(6)	—	(221)

	2022
Group income statement
Impairment of assets	(290)	(17)	(8)	(315)
Derecognition of assets	(3)	(1)	—	(4)
Net profit on disposal of assets	4	—	—	4
Net impairment, derecognition of assets and profit (loss) on disposal	(289)	(18)	(8)	(315)

(1)Includes profit on derecognition of assets of $13m relating to insurance proceeds for the Siguiri CIL tank failure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
14TANGIBLE ASSETS (continued)
Impairment calculation assumptions – goodwill, tangible, right of use and intangible assets
The Group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment or reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Sunrise Dam is required to have an annual impairment test as the cash-generating unit (CGU) contains goodwill (refer to Note 16). At 31 December 2024, a reversal of impairment trigger was identified for Cuiabá due to the restart of the Queiroz metallurgical plant. No impairment or reversal of impairment triggers were identified for the remaining CGUs.
Assumptions used for the impairment calculations:
Cash flows used in impairment calculations are initially derived in nominal terms using inflation factors and nominal assumptions.
Cash flows are then converted to real terms using the corresponding inflation factor and discounted using a real discount rate.
•The gold price assumption used in the impairment calculations represents management’s best estimate of the expected real short-term and long-term future price of gold based on consensus outlooks
•The exchange rate input used in the impairment calculation of Sunrise Dam (refer to Note 16) represents the expected short-
term and long-term exchange rates based on consensus outlooks

Assumptions	Real gold price per oz			Exchange rate (A$/US$)
	2024	2023	2022	2024	2023	2022
Year 1	2,650	1,995	1,785	0.65	0.68	0.70
Year 2	2,477	1,998	1,777	0.68	0.71	0.70
Year 3	2,101	1,785	1,763	0.70	0.72	0.71
Year 4	2,026	1,694	1,729	0.70	0.70	0.71
Year 5	1,988	1,666	1,710	0.69	0.70	0.71
Long-term	1,950	1,666	1,731	0.68	0.70	0.71
Annual life-of-mine plans take into account the following:
•Proven and Probable Mineral Reserve
•Value beyond Proven and Probable Mineral Reserve (including Inferred Mineral Resource and undeclared mineral inventory ounces) which are determined using the gold price assumption referred to above. The inclusion of the undeclared mineral inventory ounces is supported by the repeated ability of the operation to replenish depleted resources from exploration success providing confidence that the undeclared mineral inventory ounces included in the plan will be drilled, converted and mined over the life-of-mine. The capital investment and exploration required to convert and mine these additional ounces are included in the life-of-mine plan. These ounces are included in the discounted cash flow model based on the Group’s rigorous framework for transitioning ounces from potential inventory through various stages to mined ounces. The sliding scale of conversion factors used ensures risk-adjusted progression reflecting geological confidence and economic feasibility. The conversion factors applied reflect a risk adjusted cash flow
•Foreign currency cash flows translated at estimated exchange rates, based on consensus outlooks, and then discounted using appropriate discount rates for that currency
•Cash flows used in impairment calculations are based on life-of-mine plans which range from five years to 31 years
Cuiabá
Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine.
The property is currently in the production stage. In 2022, an impairment loss of $57m ($70m gross of taxes) was recognised in respect of the Cuiabá mine CGU. During 2023, the Cuiabá mine CGU recognised further impairment losses of $45m ($53m gross of taxes) largely due to the suspension of operating activities at the Queiroz metallurgical plant. At the end of 2023, the
Cuiabá mine CGU recognised an impairment reversal of $28m ($38m gross of taxes) which was largely due to certainty in the processing of gold concentrate and improved operating results at the Cuiabá mine.
At 31 December 2024, the Cuiabá mine CGU recognised a further impairment reversal of $44m ($60m gross of taxes) which was due to the Queiroz metallurgical plant resuming operations in September 2024. The recoverable amount of $948m was determined with reference to the CGU’s fair value less costs to dispose derived from a discounted cash flow model, using a real discount rate of 8.4%, compared to the CGU’s carrying amount of $262m. This is a level 3 fair value measurement. The impairment loss in 2022 and the net impairment reversals in 2023 and 2024 were recognised and included in the Americas segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
14TANGIBLE ASSETS (continued)
Impairment allocation

Cash Generating Unit		Mine Development Cost	Mine Infrastructure	Exploration and evaluation costs	Mineral Rights and Dumps	Assets under construction	Land and buildings	Total Tangible Asset Impairment (Impairment Reversal)	Goodwill	Right of use assets	Total Impairment (Impairment Reversal)
Figures in millions
US Dollars
		2024
Americas segment
Cuiabá	(2)	(2)	(30)	—	—	(28)	—	(60)			(60)
		(2)	(30)	—	—	(28)	—	(60)	—	—	(60)

		2023
Americas segment
CdS		30	9	—	—	5	1	45	—	2	47
Cuiabá		(27)	17	—	—	29	(1)	18	—	(3)	15
Serra Grande		47	39	—	—	7	4	97	—	8	105

Projects
Gramalote		—	—	1	—	15	9	25	—	—	25
		50	65	1	—	56	13	185	—	7	192

	2022
Americas segment
CdS		58	98	—	16	—	6	178	—	11	189
Cuiabá		34	30	—	—	—	1	65	—	5	70
Serra Grande		22	24	—	—	—	1	47	8	1	56
		114	152	—	16	—	8	290	8	17	315
Sensitivity analysis - impairment of assets
The assumptions that had the most influence on the life-of-mine plans which form the basis of the assessment was the long-term gold commodity price, discount rate, foreign exchange and production (including undeclared mineral inventory ounces).
Management has determined that a reasonable possible change in these assumptions would not result in a material adjustment to the carrying values of property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Significant accounting judgements and estimates
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
Interest on borrowings relating to the financing of major capital projects under construction (which is considered to be qualifying assets that necessarily take a substantial period of time to get ready for their intended use or sale) is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated on a straight line basis over its expected useful life.

Mine development costs
Capitalised mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and, to expand the capacity of a mine and include acquired Proven and Probable Mineral Reserve and Mineral Resource at fair value at the acquisition date when a business is acquired.
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
The straight-line method is used if the estimated useful life of the asset is used for amortisation as follows:
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies continued
Mineral rights and dumps
Mineral rights and dumps are amortised from the date on which the assets are ready for use as intended by management.
Mineral rights are amortised using the units-of-production method based on the estimated Proven and Probable Mineral Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets
All pre-licence and exploration costs, including geological and geographical costs, labour and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. Exploration and evaluation assets also include the fair value of exploration potential attributable at the acquisition date when a business is acquired.
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
•Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development.

Stripping costs
The Group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the Group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b)
improved access to a component of the ore body that will be mined in future periods.
Components of the various ore bodies at the operations of the Group are determined based on the geological areas identified for each of the ore bodies and are reflected in the Mineral Reserve reporting of the Group. In determining whether any production stripping costs are capitalised as a stripping activity asset, the Group uses the average stripping ratio measure over the life of the particular open pit operation as an indicator of the quantum of production stripping costs that should be capitalised. Once determined that any portion of the production stripping costs should be capitalised, the Group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be expensed.
The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the ore body, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in light of additional knowledge and changes in estimates.

Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable Mineral Reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

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
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Mineral Reserve development.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies continued
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
For non-financial assets or cash generating units (CGUs), in circumstances in which indicators of impairment are identified, a formal impairment test is required to be carried out. The impairment test compares the assets or CGUs carrying amount with its recoverable amount. The recoverable amount is the higher of the amounts calculated under the fair value less cost of disposal and value in use approaches. The Group generally uses fair value less cost of disposal to determine the recoverable amount of each CGU.
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
Exploration assets are tested for impairment whenever facts and circumstances indicate that the carrying amount is not recoverable. Assets will be allocated to CGUs or groups of CGUs based on how the entity manages its operations, i.e., by mineral within a specific geographic area. An impairment loss is recognised for the amount by which the asset’s or CGU’s carrying amount exceeds their recoverable amount.
At the reporting date the Group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15  RIGHT OF USE ASSETS AND LEASE LIABILITIES
RIGHT OF USE ASSETS

Figures in millions	Mine Infrastructure	Land and buildings	Total
	US Dollars
Cost
Balance at 1 January 2022	297	16	313
Additions	90	1	91
Derecognition and other movements (1)	(34)	—	(34)
Translation	(8)	(2)	(10)
Balance at 31 December 2022	345	15	360

Accumulated amortisation and impairments
Balance at 1 January 2022	135	3	138
Amortisation for the year	78	3	81
Impairment	17	—	17
Derecognition and other movements (1)	(29)	—	(29)
Translation	(4)	1	(3)
Balance at 31 December 2022	197	7	204
Net book value at 31 December 2022	148	8	156

Cost
Balance at 1 January 2023	345	15	360
Additions	77	6	83
Derecognition and other movements (1)	(48)	—	(48)
Translation	(1)	1	—
Balance at 31 December 2023	373	22	395

Accumulated amortisation and impairments
Balance at 1 January 2023	197	7	204
Amortisation for the year	77	3	80
Derecognition and other movements (1)	(38)	—	(38)
Impairment	10	—	10
Impairment reversal	(3)	—	(3)
Balance at 31 December 2023	243	10	253
Net book value at 31 December 2023	130	12	142

Cost
Balance at 1 January 2024	373	22	395
Additions	69	—	69
Acquisition through business combination	2	2	4
Derecognition and other movements (1)	(15)	—	(15)
Translation	(18)	1	(17)
Balance at 31 December 2024	411	25	436

Accumulated amortisation and impairments
Balance at 1 January 2024	243	10	253
Amortisation for the year	83	3	86
Derecognition and other movements (1)	(14)	—	(14)
Translation	(12)	—	(12)
Balance at 31 December 2024	300	13	313
Net book value at 31 December 2024	111	12	123
(1)Derecognition and other movements include amounts relating to modifications and terminations of leased assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
LEASE EXPENSES

Figures in millions	2024	2023	2022
	US Dollars
Amounts recognised in the statement of cash flows including expenses on short- term leases, variable lease payments and leases on low value assets
Total cash outflow on leases including expenses on short-term leases, variable lease payments and leases on low value assets	861	939	875

Amounts recognised in the income statement for lease payments not included in lease liabilities
Expenses on short-term leases	23	32	19
Expenses on variable lease payments (1)	734	800	749
Expenses on leases of low value assets	2	2	15
(1) The variable lease payments consist mainly of mining and drilling contracts and constitutes 85% (2023: 85%; 2022: 86%) of total lease payments made during the period. The variable nature of these contracts is to allow equal sharing of pain and gain between the Group and its contractors. These payments are predominantly driven by performance measures on a per tonne or a per meter basis. The future cash flows to which the Group is potentially exposed to are not disclosed as their variability does not permit reliable forecasts.
LEASE LIABILITIES

Figures in millions - US Dollars	2024	2023	2022

Reconciliation of lease liabilities (1)
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance	171	186	185
Acquisition through business combination	4	—	—
Lease liabilities recognised	69	83	90
Repayment of lease liabilities	(91)	(94)	(82)
Finance costs paid on lease liabilities	(11)	(11)	(10)
Interest charged to the income statement	12	12	11
Modifications and terminations	(3)	(7)	(7)
Translation	(10)	2	(1)
Closing balance	141	171	186

Lease liabilities
Non-current	65	98	115
Current	76	73	71
Total	141	171	186
(1) The Group leases a number of assets as part of its activities. These primarily include gas pipelines, ore haulage and site services, mining equipment and property. All lease contracts contain market review clauses in the event that the Group exercises its option to renew. A maturity analysis of lease liabilities is provided in Note 33.
In June 2023, AngloGold Ashanti Australia Limited signed a 10-year power purchase agreement with Pacific Energy Pty Ltd for the procurement of 48MW of renewable energy from a hybrid wind and solar plant, aimed at the decarbonisation of the Tropicana mine in Western Australia. The Group concluded that the arrangement does include a lease and will be recognised in terms of
IFRS 16 ‘Leases’ (IFRS 16). The project has achieved commercial operation on 7 February 2025, which is also the commencement date of the lease. The expected cash flows over the 10 years commencing in 2025 is $107m.

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
In determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The Group applies the considerations for short-
term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone basis.
The Group recognises a right of use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets, where the recognition exemption is applied. For these leases, the Group recognises the lease payments as an operating expense on a straight-
line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The Group applies a single discount rate for contracts that share similar characteristics. The Group has determined that contracts that are denominated in the same currency will use a single discount rate. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.
Lease payments included in the measurement of the lease liability comprise:
•fixed lease payments (including in-substance fixed payments), less any lease incentives;
•variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•amount expected to be payable by the lessee under residual value guarantees;
•the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Group has made the accounting policy choice to classify finance costs paid in relation to a lease liability as financing activities in the statement of cash flows.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16INTANGIBLE ASSETS

Figures in millions - US Dollars	Goodwill	Other	Total

Cost
Balance at 1 January 2022	119	95	214
Additions	—	1	1
Translation	(6)	(1)	(7)
Balance at 31 December 2022	113	95	208
Accumulated amortisation and impairments
Balance at 1 January 2022	—	92	92
Amortisation for the year	—	1	1
Impairment of goodwill	8	—	8
Translation	—	1	1
Balance at 31 December 2022	8	94	102
Net book value at 31 December 2022	105	1	106
Cost
Balance at 1 January 2023	105	95	200
Additions	—	1	1
Transfers and other movements(1)	—	1	1
Translation	—	(2)	(2)
Balance at 31 December 2023	105	95	200
Accumulated amortisation and impairments
Balance at 1 January 2023	—	94	94
Amortisation for the year	—	1	1
Translation	—	(2)	(2)
Balance at 31 December 2023	—	93	93
Net book value at 31 December 2023	105	2	107
Cost
Balance at 1 January 2024	105	95	200
Additions	—	1	1
Translation	(10)	—	(10)
Balance at 31 December 2024	95	96	191
Accumulated amortisation and impairments
Balance at 1 January 2024	—	93	93
Amortisation for the year	—	1	1
Translation	—	(1)	(1)
Balance at 31 December 2024	—	93	93
Net book value as 31 December 2024	95	3	98
(1)Transfers and other movements include amounts from asset reclassifications and amounts written off.
Impairment calculation assumptions for goodwill
2024
Based on an analysis carried out by the Group in 2024, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2024
Figures in millions - US Dollars	Carrying Value	Fair value less costs to dispose
Sunrise Dam	166	566
As at 31 December 2024, the recoverable amount of Sunrise Dam exceeded its carrying amount by $400m. Sunrise Dam had
$95m goodwill at 31 December 2024. The approved life-of-mine of Sunrise Dam is planned until 2032. The fair value less costs to dispose is derived from a discounted cash flow model using a post-tax, real discount rate of 5%, which reflects specific market risk factors for the CGU. This is a level 3 fair value measurement.
The estimates of future cash flows were derived from the life-of-mine plans where the life-of-mine plans include a material portion of value beyond Proven and Probable Mineral Reserve ounces (including Inferred Mineral Resource and undeclared mineral inventory ounces). The attributable Mineral Resource value ounces included in the discounted cash flow model, is based on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
historical conversion factors in converting Mineral Resources to Mineral Reserves. The conversion factors are applied to reflect a risk adjusted cash flow.
Life-of-mine plans are also impacted by estimated production as well as Mineral Reserve and Mineral Resource determination
(including undeclared mineral inventory ounces). The Group continuously monitors production targets, including yield targets from currently mined ore-bodies, and models these results to other areas of the orebody and makes the required amendments.
These amendments are manifested in the impairment models as changes in the years of the life-of-mine from year-to-year.
Sensitivity analysis
The key assumption that influences the recoverable amount is the expected gold prices. It is estimated that a decrease of the gold price assumptions by 16.1% would cause the recoverable amount of this CGU to equal its carrying amount. Management has determined that a reasonable possible change in the discount rate, foreign exchange and production (including undeclared mineral inventory ounces) would not result in a material adjustment to the carrying value. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.
2023
Based on an analysis carried out by the Group in 2023, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2023
Figures in millions - US Dollars	Carrying Value	Fair value less costs to dispose
Sunrise Dam	228	263
As at 31 December 2023, the recoverable amount of Sunrise Dam exceeded its carrying amount by $35m. Sunrise Dam had
$105m goodwill at 31 December 2023. The approved life-of-mine of Sunrise Dam is planned until 2028; however, for impairment testing purposes, Mineral Resources not included in the current approved life-of-mine plan where management has high confidence in the orebody and economical recovery of gold, based on historical and similar geological experience, were included in the discounted cash flow model. The attributable Mineral Resource value ounces have been included in the discounted cash flow model applied based on historical conversion factors in converting Mineral Resources to Mineral Reserves. The fair value less costs to dispose is derived from a discounted cash flow model using a real discount rate of 5%. This is a level 3 fair value measurement.
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
The assumptions that had the most influence on the life-of-mine plans which form the basis of the assessment was the discount rate, foreign exchange and production. Management has determined that a reasonable possible change in these assumptions would not result in a material adjustment to the carrying value.
2022
Based on an analysis carried out by the Group in 2022, the carrying value and value in use of the CGU that includes significant goodwill is:

	2022
Figures in millions - US Dollars	Carrying Value	Value in use
Sunrise Dam	230	293
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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

Significant accounting judgements and estimates
For the significant assumptions relating to impairments in general see Note 14.
The forecasted gold price is considered a significant input with estimation uncertainty.
Value beyond Proven and Probable Mineral Reserve (including Inferred Mineral Resources and undeclared mineral inventory ounces) have been included in the life-of-mine plan for the Sunrise Dam CGU. The inclusion of the undeclared mineral inventory ounces is supported by the repeated ability of the operation to replenish depleted Mineral Resources from exploration success providing confidence that the undeclared mineral inventory ounces included in the plan will be drilled, converted and mined over the life-of-mine. The capital investment and exploration required to convert and mine these additional ounces are included in the life-of-mine plan. These ounces are included in the discounted cash flow model based on the Group’s rigorous framework for transitioning ounces from potential inventory through various stages to mined ounces.
The sliding scale of conversion factors used ensures risk-adjusted progression reflecting geological confidence and economic feasibility. The conversion factors applied reflect a risk adjusted cash flow.

Accounting policies
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred, the amount of any non-
controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.
Goodwill is not amortised, is tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to CGUs for the purpose of impairment testing. No unallocated goodwill exists within the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17 PRINCIPAL OPERATING SUBSIDIARIES AND JOINT OPERATIONS
AngloGold Ashanti plc is the ultimate parent of the Group. Its wholly-owned subsidiary, AngloGold Ashanti Holdings plc, a company incorporated in the Isle of Man, primarily holds all of the Group’s interests in companies incorporated outside of South
Africa. The following table presents each of the Group’s principal operating subsidiaries and joint operations (including direct and indirect holdings), the percentage of shares of each subsidiary and joint operation owned and the country of incorporation at 31
December 2024. There are no significant restrictions on the ability of the Group’s subsidiaries or joint operations to transfer funds to AngloGold Ashanti plc in the form of cash dividends or repayment of loans or advances.

			Percentage held
For the year ended 31 December	Country of incorporation	Holding	2024	2023	2022

Principal operating subsidiaries

AngloGold Ashanti Australia Limited (1)	Australia	Indirect	100	100	100
AngloGold Ashanti (Pty) Ltd (formerly AngloGold Ashanti Limited)	South Africa	Direct	100	100
AngloGold Ashanti Holdings plc	Isle of Man	Direct	100	100	100
AngloGold Ashanti USA Incorporated	United States of America	Indirect	100	100	100
AngloGold Ashanti Córrego do Sítio Mineração S.A.	Brazil	Indirect	100	100	100
AngloGold Ashanti (Ghana) Limited (2)	Ghana	Indirect	100	100	100
AngloGold Ashanti (Iduapriem) Limited	Ghana	Indirect	100	100	100
Cerro Vanguardia S.A.	Argentina	Indirect	92.50	92.50	92.50
Geita Gold Mining Limited	Tanzania	Indirect	100	100	100
Mineração Serra Grande S.A.	Brazil	Indirect	100	100	100
Société AngloGold Ashanti de Guinée S.A.	Republic of Guinea	Indirect	85	85	85
Sukari Gold Mines Company (3)	Egypt	Indirect	50	—	—

Unincorporated joint operation

Tropicana joint operation	Australia	Indirect	70	70	70

(1)Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.
(2)Operates the Obuasi mine in Ghana.
(3)Acquired by AngloGold Ashanti as part of the acquisition of Centamin plc in November 2024.
Non-controlling interests
The Group has subsidiaries with non-controlling interests. Except for the newly acquired Sukari Gold Mines Company (Sukari), which is part of the Centamin group (refer to Note 13), none of the remaining non-controlling interests were material to the statement of financial position. Sukari and the Group have non-coterminous year-ends, with Sukari’s year-end being 30 June.

	2024
Name	Non-controlling interest % holding	Country of incorporation
Sukari Gold Mines Company	50	Egypt
Financial information of the Sukari Gold Mines Company is provided below:

Figures in millions - US Dollars	2024

Profit allocated to material non-controlling interests	14
Accumulated balances of material non-controlling interests	1,836

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Summarised financial information of Sukari at 100% is as follows. The information is based on amounts including intercompany balances.

Figures in millions - US Dollars	2024

Statement of profit or loss (1)
Revenue	119
Profit for the period	33
Total comprehensive income for the period, net of tax	33
Attributable to non-controlling interests	14
Dividends paid to non-controlling interests	(62)

Statement of financial position as at 31 December
Non-current assets	3,558
Current assets	319
Non-current liabilities	(54)
Current liabilities	(245)
Total equity	3,578

Statement of cash flows for the period ended 31 December (1)
Cash inflow from operating activities	82
Cash outflow from investing activities	(19)
Cash outflow from financing activities	(74)
Net decrease in cash and cash equivalents	(11)
(1)Representing movement post- acquisition.

Accounting policies
Foreign currency translations
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
18INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	US Dollars
Figures in millions	2024	2023	2022
Carrying value
Investments in associates	43	38	37
Investments in joint ventures (1)	487	561	1,054
	530	599	1,091
(1)Cash dividends received from joint ventures of $88m (2023: $180m; 2022: $694m).
Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.
Summarised financial information of immaterial associates is as follows:

	US Dollars
Figures in millions	2024	2023	2022

Aggregate statement of profit or loss for associates (attributable)
Revenue	50	39	31
Operating expenses	(26)	(18)	(16)
Taxation	(7)	(5)	(3)
Profit for the year (1)	17	16	12
Total comprehensive income for the year, net of tax	17	16	12
(1) Includes share of non-controlling interest.
Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2024	2023	2022
Kibali Goldmines S.A. (1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo
(1)AngloGold Ashanti plc (AGA) has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds a 90% interest in Kibali Goldmines S.A.

	US Dollars
Figures in millions	2024	2023	2022

Carrying value of joint ventures
Kibali (Jersey) Limited	487	561	1,054

Impairment of investment in joint venture
Société d’Exploitation des Mines d’Or de Yatela (1)	(2)	(1)	(1)

The cumulative unrecognised share of losses of the joint ventures:
Société d’Exploitation des Mines d’Or de Yatela (1)	—	2	2
(1) On 17 October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40%interests in Société d’Exploitation des Mines d’Or de
Yatela S.A. to the government of Mali.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
18INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Summarised financial information of the Kibali joint venture is as follows (not attributable) (1):

	US Dollars
Figures in millions	2024	2023	2022

Statement of profit or loss
Revenue	1,652	1,488	1,329
Other operating costs and expenses	(689)	(682)	(588)
Amortisation of tangible and intangible assets	(197)	(214)	(208)
Finance costs, unwinding of obligations and cash repatriation fee	(80)	(19)	(50)
Interest received	3	4	5
Share of profits of equity accounted joint venture	1	1	—
Taxation	(376)	(185)	(156)
Profit for the year	314	393	332
Total comprehensive income for the year, net of tax	314	393	332
Dividends received from joint venture (attributable)	88	180	694

Statement of financial position
Non-current assets	2,537	2,485	2,420
Current assets	302	215	201
Cash and cash equivalents	89	123	92
Total assets	2,928	2,823	2,713

Non-current financial liabilities (2)	72	55	51
Other non-current liabilities	494	409	320
Current financial liabilities (2)	958	1,023	56
Other current liabilities	347	144	105
Total liabilities	1,871	1,631	532

Net assets	1,057	1,192	2,181
Group’s share of net assets	529	596	1,091
Other (1)	(42)	(35)	(37)
Carrying amount of interest in joint venture	487	561	1,054

(1)Includes amounts relating to additional costs and contributions at acquisition as well as non-controlling interests related to Société Minière de Kilo-Moto S.A.
(SOKIMO)
(2)During 2023, Kibali declared a dividend in specie through the distribution of a loan receivable to its shareholders which was classified as current financial liabilities ($296m) and non-current financial liabilities ($715m) by Kibali. The loan is repayable on demand and the full loan should therefore have been classified as a current financial liability. The non-current portion of $715m was reclassified from non-current financial liabilities to current financial liabilities.
Joint venture loan receivable
Kibali declared a dividend in specie through the distribution of a loan receivable to its shareholders. The loan receivable is set out in the following table:

Figures in millions	2024	2023

Opening balance	506	—
Dividend in specie declared (1)	70	506
Repayments	(149)	—
Interest accrued	36	—
Closing balance (2)	463	506
(1) During December 2024, a loan of $70m was granted which bears semi-annual interest at 7.675% and is repayable on demand. During December 2023, a loan of $506m was granted which bears semi-annual interest at 7.875% and is repayable on demand.
(2)Included in the statement of financial position as a short-term loan receivable of $260m (2023 : $148m) and a long-term loan receivable of $203m (2023 : $358m)
based on the Kibali Goldmines S.A. future estimated cash flows and the intention of when AGA expects to receive settlement of the loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
A joint venture is an entity in which the Group holds a long-term interest and which the Group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. In a joint venture, the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. An associate is an investment over which the Group exercises significant influence, but not control or joint control, over the financial and operating policies and normally owns between 20% and 50% of the voting equity.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19INVENTORIES

	US Dollars
Figures in millions	2024	2023	2022

Non-current (2)
Raw materials - ore stockpiles	158	2	5

Current (2)
Raw materials
- ore stockpiles	289	238	225
- heap-leach inventory	17	14	10
Work in progress
- metals in process	66	51	66
- gold concentrate in process	—	1	—
Finished goods
- gold doré/bullion	77	64	51
- by-products	2	—	2
- gold concentrate	—	5	—
Total metal inventories	451	373	354
Mine operating supplies	604	456	419
	1,055	829	773
Total inventories(1)	1,213	831	778
(1)The amount of the write down of ore stockpiles, heap-leach inventory, work in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense is $14m (2023: $6m; 2022: $12m).
(2)Inventory includes Centamin balances of $138m in non-current and $161m in current.

Accounting policies
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
•metals in process are valued at the average total production cost at the relevant stage of production;
•gold doré/bullion is valued on an average total production cost method;
•gold concentrate is valued on an average total production cost method;
•ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity and not expected to be processed in the next 12 months;
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	US Dollars
Figures in millions	2024	2023	2022

Non-current
Deferred compensation assets (financial assets)	30	42	12
Prepayments	7	14	19
Recoverable tax, rebates, levies and duties	192	198	200
Other receivables (financial assets)	14	—	—
	243	254	231

Current
Trade receivables (financial assets)	47	25	20
Deferred compensation asset (financial assets)	18	6	—
Prepayments	59	41	58
Recoverable tax, rebates, levies and duties (1)	145	119	148
Dividend receivable from Kibali joint venture	55	—	—
Other receivables (financial assets) (2)	50	8	11
	374	199	237

Total trade, other receivables and other assets	617	453	468

There is a concentration risk of recoverability in respect of amounts due from
Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. The Group uses probability weighted discounting models together with the expected timing of recovery of these refunds to quantify the current fair value and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and income taxes available for off-sets, if applicable. A reasonable possible change in the risk-free discount rate and/or expected timing of recovery used in the weighted probability model would not have a material impact on the fair value recognised.

These values are summarised as follows:
Recoverable value added tax (3)	215	229	231
Appeal deposits	70	51	43
(1) Includes taxation asset, refer to Note 29.
(2) Includes AGRe re-insurance overpayment of $21m and Siguiri insurance receivable of $21m in the current year.
(3)  Geita Gold Mining Limited in Tanzania VAT receivable balance was $163m (2023: $153m; 2022: $153m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21CASH RESTRICTED FOR USE

	US Dollars
Figures in millions	2024	2023	2022
Non-current
Cash restricted for environmental and rehabilitation obligations (1)	41	34	33

Current
Cash restricted by prudential solvency requirements (2)	20	23	18
Cash balances held by joint operations (3)	—	11	9
	20	34	27
Total cash restricted for use	61	68	60
(1)Reclamation bonds provided to the Environmental Protection Agency in Ghana and guarantees provided to Minas Gerais State Government in Brazil for environmental and rehabilitation obligations.
(2)Cash held by the Group's captive insurance company to maintain the solvency capital requirement.
(3)Cash balances held by joint operations of $13m have been reclassified to cash and cash equivalents during the current year as these balances are no longer considered restricted cash.

Accounting policies
Cash restricted for use comprises cash and cash equivalents including amounts held in escrow, trust, and separate bank accounts. Cash restricted for use for more than 12 months after year-end is classified as a non-current financial asset.

22CASH AND CASH EQUIVALENTS

	US Dollars
Figures in millions	2024	2023	2022

Cash and cash equivalents (1)	1,425	964	1,108
Bank overdraft	(28)	(9)	(2)
Per Statement of Cash Flows	1,397	955	1,106
(1) Cash and cash equivalents include cash and deposits on call of $1,425m (2023: $964m; 2022: $870m) and money market instruments of nil (2023: nil; 2022:
$238m). Money market instruments were readily available for use by the Group.

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
The Group has made the accounting policy choice to classify interest received as investing activities in the statement of cash flows.

23SHARE CAPITAL AND PREMIUM

	Number of shares
	2024	2023	2022

Issued and fully paid ordinary shares at a nominal value of $1

Ordinary shares issued at the beginning of the year	419,729,856	—	—
Issued in terms of the corporate restructuring	—	419,685,792	—
Issued in terms of acquisition of Centamin	82,497,229
Issued in terms of employee share awards	1,299,967	44,064	—
Ordinary shares issued at the end of the year	503,527,052	419,729,856	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
Ordinary shares are classified as equity and incremental costs directly attributable to the issue of new shares or options are shown directly in equity as a deduction, net of tax, from the proceeds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24BORROWINGS

Figures in millions				US Dollars
				2024			2023	2022
	Expiry date	Currency	Interest Rate	Contract Amount	Available facilities (2)	Utilised facilities	Utilised facilities	Utilised facilities

Unsecured

Debt arrangements (1)
Rated bonds	November 2028	US dollar	3.375%	750	—	750	750	750
Rated bonds	October 2030	US dollar	3.75%	700	—	700	700	700
Rated bonds	April 2040	US dollar	6.5%	300	—	300	300	300
Unamortised loan costs						(20)	(23)	(26)
Interest accrued						11	11	11
						1,741	1,738	1,735
Banking facilities
Geita revolving credit facility (3)	December 2024	US dollar, Tanzanian shilling	SOFR+credit adj+6.7%, Tanzanian Treasury Bill+5%	—	—	—	189	151
Siguiri revolving credit facility	October 2025	US dollar	SOFR+8%	65	—	68	68	67
Multi-currency revolving credit facility	June 2029 (4)	US dollar, Australian dollar	SOFR+credit adj+1.45%, BBSY+1.45%	1,400	1,220	175	244	30
Commercial banking facilities	None	Rand	Linked to an overnight bank lending rate	8	8	—	—	—
						243	501	248
Total borrowings						1,984	2,239	1,983

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24 BORROWINGS (continued)
	US Dollars
Figures in millions	2024	2023	2022

Total borrowings	1,984	2,239	1,983
Current portion of borrowings	(83)	(207)	(18)
Total non-current borrowings	1,901	2,032	1,965

Amounts falling due
Within one year	83	207	18
Between one and two years	—	65	149
Between two and five years	918	985	102
After five years	983	982	1,714
	1,984	2,239	1,983

Change in liabilities arising from financing activities:
Reconciliation of borrowings (excluding lease liabilities) (5)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance	2,239	1,983	1,909
Proceeds from borrowings	655	343	266
Repayment of borrowings	(909)	(87)	(184)
Finance costs paid on borrowings	(114)	(99)	(89)
Deferred loan fees	—	(2)	(8)
Interest charged to the income statement	114	108	97
Translation	(1)	(7)	(8)
Closing balance	1,984	2,239	1,983

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings	114	99	89
Capitalised finance cost	—	—	(2)
Commitment fees, utilisation fees and other borrowing costs	12	12	12
Total finance costs paid	126	111	99
(1) The rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti plc.
(2)Represents undrawn capital on borrowings facilities.
(3) During December 2024, the Geita revolving credit facility was cancelled and repaid.
(4) During July 2024, the multi-currency revolving credit facility (RCF) was extended by one year to June 2029. Extension options of borrowing facilities are treated as loan commitments. In terms of the RCF agreement, the leverage ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The RCF agreement also makes provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the RCF. The Group is required to demonstrate compliance with its financial maintenance covenant requirement every six months (i.e., at the end of each financial year and each half-year of each financial year). At 31 December
2024, the Group was in compliance with its financial maintenance covenant per the RCF agreement.
(5) Refer to Note 15 for changes in lease liabilities arising from financing activities.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

Figure in millions	Provision for decommissioning	Provision for restoration	Provision for silicosis (5)	Other provisions (2)	Total

Balance at 1 January 2024	173	452	17	74	716
Changes in estimates - recognised in profit or loss (1)	—	46	(3)	28	71
Change in estimates - capitalised (1)	(4)	—	—	—	(4)
Reclassifications	10	(10)	—	—	—
Acquired through business combination	20	31	—	—	51
Transfer (4)	—	—	—	(19)	(19)
Utilised during the year	—	(38)	(1)	(22)	(61)
Unwinding of provision	7	19	2	—	28
Translation	(3)	(3)	(1)	(10)	(17)
Balance at 31 December 2024	203	497	14	51	765
Current portion	3	90	1	15	109
Non-current portion	200	407	13	36	656

US Dollars
Figures in millions	2024

Expected cash flows
Within one year	109
Between one and two years	54
Between two and five years	232
After five years	370
765
Sensitivity analysis - Provision for decommissioning (3)
A change in discount rates and cash flows have a significant impact on the amounts recognised in the statement of financial position. A 10% change in the discount rate and cash flows would have the following impact:

Effect of increase in assumptions:
10% change in discount rate	(10)
10% change in cash flows	20
Effect of decrease in assumptions:
10% change in discount rate	10
10% change in cash flows	(20)

Sensitivity analysis - Provision for restoration (3)
A change in discount rates and cash flows have a significant impact on the amounts recognised in the income statement. A 10% change in the discount rate and cash flows would have the following impact:
Effect of increase in assumptions:
10% change in discount rate	(14)
10% change in cash flows	50
Effect of decrease in assumptions:
10% change in discount rate	15
10% change in cash flows	(50)

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
(2)Other provisions comprise claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes. These liabilities are expected to be settled over the next five-year period.
(3)The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.
(4)Transfer of the Yatela provision for rehabilitation and social obligations to trade and other payables, as the settlement amount has now been agreed with the sale of Yatela.
(5)      The Group has provided for the estimated cost of the settlement based on actuarial assessments, discounted to its present value. The undiscounted provision at
31 December 2024 is $18m.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
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
In Australia, since 2014, AngloGold Ashanti has paid into a Mine Rehabilitation Fund an amount of AUD $14m (2023: AUD $13m;
2022: AUD $11m). At Iduapriem, AngloGold Ashanti has provided a bond comprising a cash component of $12m  (2023: $12m;
2022:$12m) with a further bond guarantee amounting to $45m (2023: $41m; 2022: $14m) issued by ABSA Bank Ghana Limited,
Standard Chartered Bank Ghana Ltd, Ecobank Ghana Ltd, United Bank for Africa, First Rand Bank Ghana Ltd and Stanbic Bank
Ghana Ltd for a current carrying value of the liability of $47m (2023: $45m; 2022: $46m). At Obuasi, AngloGold Ashanti has
provided a bond comprising a cash component of $22m (2023: $22m; 2022: $22m) with a further bank guarantee amounting to
$30m (2023: $30m; 2022: $30m) issued by Stanbic Bank Ghana Ltd and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $148m (2023: $168m; 2022: $171m). At Córrego do Sítio, AngloGold Ashanti has provided a bank guarantee amounting to $7m in 2024 issued by Banco De Desenvolvimento De Minas Gerais S.A. for a current carrying value of the liability of $91m. In some circumstances AngloGold Ashanti may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
Significant accounting estimates and judgements
Significant judgement is applied in estimating the cost of rehabilitation that will be required in future to rehabilitate the Group’s mines, related surface infrastructure and tailings dams. The final cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

2024

Group environmental rehabilitation (excluding Australia and Brazil environmental rehabilitation)
USD inflation rate (range)	2.0% - 3.0%
USD discount rate (range)	4.2% - 4.7%

Australia environmental rehabilitation
AUD inflation rate (range)	2.5% - 2.6%
AUD discount rate (range)	3.9% - 4.1%

Brazil environmental rehabilitation
Brazil inflation rate (range)	3.5% - 4.5%
Brazil discount rate (range)	6.2% - 6.3%

Accounting policies
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
Contingencies are included in the provision to cater for specific risks. Where the rehabilitation plans are only at a planning or conceptual stage and there is a low level of detail, this will require a higher contingency to cater for the risk and conversely a lower contingency is required where more detailed plans are available. This is in line with the engineering and environmental project management standard practice.

Environmental expenditure
The Group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the Group’s environmental management plans, in compliance with current environmental and regulatory requirements.
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

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

	US Dollars
Figures in millions	2024	2023	2022

Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees	52	59	66
Other defined benefit plans	5	5	5
	57	64	71
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for healthcare benefits for employees and retired employees and their registered dependents.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. The last valuation was performed as at 31 December 2024.

Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	59	66	71
Interest cost	6	6	6
Benefits paid	(6)	(6)	(7)
Actuarial gain	(6)	(2)	(1)
Translation	(1)	(5)	(3)
Balance at end of year	52	59	66

Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	9.92%	10.77%	10.88%
Expected increase in healthcare costs	6.86%	7.37%	7.49%

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A 1% point change in assumed healthcare cost trend rates would have the following effect:
Effect on post-retirement benefit obligation – 1% point increase	3	4	4
Effect on post-retirement benefit obligation – 1% point decrease	(3)	(3)	(4)

During 2022 and 2023, the Company purchased annuities to partly meet its obligations to pay medical aid contributions. The remaining premium of $20m was paid on 1 August
2024. The annuities are payable monthly and cover 100% of the medical aid contributions payable to retired members.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	2024	2023

Reimbursive right for post-retirement benefits
Balance at the beginning of the year	35	12
Premiums paid	20	21
Benefits paid	(6)	(6)
Interest income	4	2
Actuarial (loss) gain	(2)	7
Translation	(2)	(1)
Balance at end of year	49	35

The fair value of the right of reimbursement has been determined as the present value of expected future annuity payments payable by the insurer in respect of continuation members. The future annuity payments make appropriate allowance for future increases in line with CPI. The main input used in the valuation model are healthcare cost inflation of 5.61%, demographic assumptions and medical aid contribution increases of 6.86%. This is considered a level 3 fair value input.

Cash flows

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid through the purchased annuities:
2025	6
2026	6
2027	6
2028	6
2029	6
Thereafter	22

Accounting policies
Post-employment benefit obligations
Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.
The determination of the Group's obligation and expense for post-retirement liabilities, including the Group’s reimbursive asset relating to annuities purchased to fund the obligation, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, healthcare inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27DEFERRED TAXATION

	US Dollars
Figures in millions	2024	2023	2022

Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets (owned)	702	630	536
Right of use assets	35	45	52
Inventories	24	26	19
Other (1)	40	25	14
	801	726	621
Assets
Provisions	202	207	187
Lease liabilities	39	50	57
Tax losses	41	110	91
Other	12	14	9
	294	381	344
Net deferred taxation liability	507	345	277

Included in the statement of financial position as follows:
Deferred tax assets	12	50	23
Deferred tax liabilities	519	395	300
Net deferred taxation liability	507	345	277

(1)Provision has been made for taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures and associates, where the Group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $2,904m (2023: $1,334m; 2022: $1,393m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.
28TRADE AND OTHER PAYABLES

	US Dollars
Figures in millions	2024	2023	2022

Financial liabilities
Trade payables (1) (2)	566	432	356
Accruals	141	128	151
Derivative financial liabilities	—	15	6
Other financial liabilities (3)	20	—	—

Non financial liabilities
Employee related payables	137	114	116
Other payables (1) (4)	93	83	38

Total trade and other payables	957	772	667
(1)Social security and other taxes of $44m, which were previously reported as part of trade payables, are now being reported as other payables as these are considered non financial liabilities. Comparative figures (2023: $32m; 2022: $35m) have been reclassified.
(2)      Current trade and other payables are non-interest bearing and normally settled within 60 days.
(3)Rehabilitation and social obligations resulting from the sale of the Yatela mine in October 2024.
(4)Includes landholder duties of $45m (2023: $49m) in respect of the corporate restructuring, which are expected to be settled in 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29TAXATION LIABILITY

	US Dollars
Figures in millions	2024	2023	2022

Balance at beginning of year	46	8	(10)
Refunds during the year	6	36	32
Payments during the year	(189)	(116)	(166)
Taxation of items included in the income statement	454	217	231
Offset of VAT and other taxes	(114)	(87)	(84)
Transfer of Siguiri tax asset to non-current trade, other receivables and other assets	—	—	4
Translation	(17)	(12)	1
Balance at end of year	186	46	8
Included in the statement of financial position as follows:
Taxation asset included in trade, other receivables and other assets	(1)	(18)	(37)
Taxation liability	187	64	45
	186	46	8
30CASH GENERATED FROM OPERATIONS

	US Dollars
Figures in millions	2024	2023	2022

Profit before taxation	1,672	63	472
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(15)	9	6
Amortisation of tangible and right of use assets (Note 4)	751	657	636
Amortisation of intangible assets (Note 4)	1	1	1
Finance costs and unwinding of obligations (Note 6)	167	157	149
Environmental, rehabilitation, silicosis and other provisions	(57)	(75)	(85)
(Reversal of impairment)/net impairment and derecognition of assets	(47)	234	319
Profit on sale of assets	(14)	(14)	(8)
Other expenses (non cash portion)	33	71	9
Interest income	(160)	(127)	(81)
Share of associates and joint ventures’ profit	(155)	(207)	(161)
Other non-cash movements	116	27	25
Other exchange losses	25	168	102
Movements in working capital	(254)	(93)	(140)
	2,063	871	1,244
Movements in working capital:
Increase in inventories	(78)	(58)	(54)
Increase in trade, other receivables and other assets	(182)	(117)	(152)
Increase in trade, other payables and provisions	6	82	66
	(254)	(93)	(140)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31RELATED PARTIES

	US Dollars
Figures in millions	2024	2023	2022

Material related party transactions were as follows (not attributable):

Purchases and services acquired from related parties
Associates	12	12	14

Loan advanced to joint ventures and associates
Joint ventures	463	506	—

Key management remuneration
Key management remuneration includes executive and non-executive directors as well as executive management that held office in the current year.

US Dollar thousands							2024	2023	2022
	Base salary	Pension scheme benefits	Other benefits(1)	Annual cash bonus / DSP cash	DSP / PSP award (2)	Transition award (3)	Total	Total	Total
Executive Directors	2,316	518	266	2,080	—	1,082	6,262	9,899	8,764

(1)  Other benefits include family health insurance, group life insurance, social security, relocation reimbursements and other benefits.
(2)  No regular share awards were earned during the 2024 performance year as the first vesting of the PSP awards will take place in 2027.
(3) Transition awards comprised one-third cash and two-thirds share awards.

US Dollar thousands								2024	2023	2022
	Base salary	Pension scheme benefits	Other benefits(1)	Annual cash bonus / DSP cash	DSP / PSP award (2)	Transitio n award (3)	Buy-out recruitme nt (4)	Total	Total	Total
Executive Management	3,329	403	613	2,480	—	1,408	84	8,317	12,029	14,314

(1)Other benefits include family health insurance, group life insurance, social security, relocation reimbursements and other benefits.
(2)No regular share awards were earned during the 2024 performance year as the first vesting of the PSP awards will take place in 2027.
(3)Transition awards comprised one-third cash and two-thirds share awards.
(4)Buy-out awards granted to executive management are in respect of incentive arrangements that were forfeited from previous employer.

US Dollar thousands				2024	2023	2022
	Director fees (1)	Committee fees (2)	Travel allowance	Total	Total	Total
Non-executive Directors	1,376	541	203	2,120	2,268	2,151

(1)Includes the annual base fee paid to NEDs as well as fees paid for special Board meetings.
(2)Includes the fee paid to the individual for their committee membership and committee chairperson role, where applicable, as well as fees paid for special committee meetings. In 2024, this included fees for the Transaction Committee convened to consider the Centamin acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
32CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	US Dollars
Figures in millions	2024	2023	2022

Capital commitments
Acquisition of tangible assets
Contracted for	224	141	178
Not contracted for	345	392	259
Authorised based on Group’s approval framework	569	533	437
Allocated to:
Non-sustaining capital
- within one year	289	240	155
- thereafter	—	74	39
	289	314	194
Sustaining capital
- within one year	280	205	243
- thereafter	—	14	—
	280	219	243

Share of underlying capital commitments of joint ventures included above	—	—	—

Purchase obligations
Contracted for
- within one year	640	428	436
- thereafter	595	271	575
	1,235	699	1,011
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
Altius asserted the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Expanded Silicon project as well as claims acquired in 2022 as part of the Corvus
Gold Inc. and Coeur Sterling, Inc. acquisitions. On 7 January 2025, the arbitration panel delivered a partial award which made final rulings regarding the proper interpretation of the royalty agreement and scope of the royalty. The partial award directed the parties to confer in an attempt to reach mutual agreement regarding how its rulings in the partial award would apply to the lands controlled by AGANA. When agreement was not reached, the parties subsequently made further submissions to the arbitration panel advancing their respective understandings of the application of the partial award. The parties are currently awaiting further instruction or a final award from the arbitration panel.  In view of the uncertainty that remains regarding the area that will be determined subject to the royalty and the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation that may arise in relation to this arbitration.
Brazil - AngloGold Ashanti Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 on VAT, social security contributions, property taxes and federal contributions on royalties. The collective contingent liability on the various matters is $37m. There is uncertainty whether the amounts are due under the applicable laws, but the Group believes there is a chance of an adverse outcome.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33FINANCIAL RISK MANAGEMENT ACTIVITIES
The Group’s financial assets and liabilities are classified as set out below:

Figures in millions - US Dollars	At fair value through profit or loss	At fair value through other comprehensive income	At amortised cost
2024

Financial assets
Other investments	1	53	—
Trade, other receivables and other assets	48	—	111
Loan receivable	—	—	463
Cash restricted for use	—	—	61
Cash and cash equivalents	—	—	1,425

Financial liabilities
Borrowings	—	—	1,984
Lease liabilities	—	—	141
Trade and other payables	—	—	727
Derivative financial liabilities	—	—	—
Bank overdraft	—	—	28

2023

Financial assets
Other investments	1	—	—
Trade, other receivables and other assets	48	—	33
Loan receivable	—	—	506
Cash restricted for use	—	—	68
Cash and cash equivalents	—	—	964

Financial liabilities
Borrowings	—	—	2,239
Lease liabilities	—	—	171
Trade and other payables (1)	—	—	560
Derivative financial liabilities	15	—	—
Bank overdraft	—	—	9

2022

Financial assets
Other investments	1	2	—
Trade, other receivables and other assets	12	—	31
Cash restricted for use	—	—	60
Cash and cash equivalents	—	—	1,108

Financial liabilities
Borrowings	—	—	1,983
Lease liabilities	—	—	186
Trade and other payables (1)	—	—	507
Derivative financial liabilities	6	—	—
Bank overdraft	—	—	2

(1) Comparative figures have been reclassified. Refer to Note 28.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
33FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
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
The financial risk management objectives of the Group are defined as follows:
•safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk
•effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures
•ensuring that investment and hedging transactions are undertaken with creditworthy counterparties and
•ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the Group and that they comply with all relevant regulatory and statutory requirements.
Capital management
The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders'
returns and ensures that the Group remains in a sound financial position.
The capital structure of the Group consists of net debt (borrowings as detailed in Note 24, offset by cash and bank balances detailed in Note 22) and equity of the Group (comprising share capital and premium and accumulated reserves and non-
controlling interests).
The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The Group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (leverage ratio). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Group’s
Revolving Credit Facility (RCF) agreements. The leverage ratio of Adjusted net debt to Adjusted EBITDA should not exceed
3.5 times. The RCFs also make provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the
RCFs. At 31 December 2024, the Group was in compliance with all of the financial maintenance covenants per its loan agreements.
Market risk
Commodity price risk
Commodity price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold and Brent Crude oil. In order to manage gold price downside risk, the Group may enter into zero-cost collars for a portion of its production from time to time. All zero-cost collars entered into by the Group in 2023 have been fully settled and there were no open positions at 31 December 2024.
The Group has not designated the instruments for hedge accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions - US Dollars	2024		2023
	Financial asset/(liability)	Income statement loss	Financial liability	Income statement gain / (loss)
Summary of derivatives

Gold zero-cost collars	—	(71)	(15)	(13)
Brent Crude oil forward contracts	—	—	—	1

Foreign exchange risk
The Group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the Group to the risk of fluctuations in foreign exchange rates.
The table below shows the significant currency exposure which arises mainly on borrowings and cash denominated in a currency other than the functional currency of entities within the Group. The amounts have been presented in US dollar by converting the foreign currency amount at the closing rate at the reporting date.

	US Dollars
Figures in millions	2024	2023	2022

Cash and cash equivalents
Argentinean peso	97	89	116
South African rand	56	50	88
Australian dollar	59	47	33
Ghanaian cedi	51	28	4

Borrowings
Australian dollar	—	—	38
Tanzanian shilling	—	126	88

Sensitivity analysis
The following table discloses the approximate foreign exchange risk sensitivities at 31 December (assuming all other variables remain constant). Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

		US Dollar millions
Figures in millions		2024	2023	2022

Cash and cash equivalents
Argentinean peso (ARS/$)	Spot +10%	(9)	(8)	(6)
South African rand (ZAR/$)	Spot +10%	(5)	(5)	(7)
Australian dollar (AUD/$)	Spot +10%	(5)	(4)	(2)
Ghanaian cedi (GHS/$)	Spot +10%	(5)	(3)	—

Argentinean peso (ARS/$)	Spot -10%	11	10	7
South Africa rand (ZAR/$)	Spot -10%	6	6	9
Australian dollar (AUD/$)	Spot -10%	7	5	2
Ghanaian cedi (GHS/$)	Spot -10%	6	3	—

Borrowings
Tanzanian shilling (TZS/$)	Spot +10%	—	11	9
Australian dollar (AUD/$)	Spot +10%	—	—	2

Tanzanian shilling (TZS/$)	Spot -10%	—	(14)	(11)
Australian dollar (AUD/$)	Spot -10%	—	—	(2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Interest rate risk
The Group's interest rate risk arises mainly from variable interest rate borrowings due to the volatility in the United States,
Australian and Tanzanian interest rates. Interest rate risk arising from borrowings is offset by cash and cash equivalents and restricted cash held at variable rates.

	US Dollar millions
Figures in millions	2024	2023	2022

Fixed rate instruments
Borrowings	1,741	1,738	1,735
Joint venture loan receivable	463	506	—

Variable rate instruments
Cash restricted for use	61	68	60
Cash and cash equivalents	929	742	805
Borrowings	243	501	248

Sensitivity analysis
The following table shows the approximate interest rate sensitivities of financial assets and financial liabilities at 31 December
(assuming that all other variables remain constant).
Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

		US Dollar millions
Figures in millions		2024	2023	2022

Cash and cash equivalents
United States dollar	1% increase	7	5	5
Australian dollar	1% increase	1	—	1
South African rand	1% increase	1	—	1
Argentinean peso	1% increase	1	1	3

Borrowings
United States dollar	1% increase	(2)	(4)	(1)
Australian dollar	1% increase	—	—	(1)
Tanzanian shilling	1% increase	—	(1)	(2)

A decrease in interest rates would have the equal and opposite effect to the amounts disclosed above.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the Group's short-, medium- and long-term funding and liquidity management requirements.
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
The Group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (Note 24).
The contractual maturities of undiscounted financial liabilities, including interest payments, are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions - US Dollars	Within one year	Between one and two years	Between two and five years	After five years	Total

2024
Non-derivative financial liabilities
Trade and other payables	727	—	—	—	727
Bank overdraft	28	—	—	—	28
Borrowings	157	82	1,144	1,231	2,614
Lease liabilities	85	35	27	22	169
	997	117	1,171	1,253	3,538

2023
Derivative financial liabilities
Gold zero-cost collar	15	—	—	—	15

Non-derivative financial liabilities
Trade and other payables (1)	560	—	—	—	560
Bank overdraft	9	—	—	—	9
Borrowings	312	160	1,255	1,277	3,004
Lease liabilities	75	65	18	29	187
	971	225	1,273	1,306	3,775

2022
Derivative financial liabilities
Oil forward contracts	6	—	—	—	6

Non-derivative financial liabilities
Trade and other payables (1)	507	—	—	—	507
Bank overdraft	2	—	—	—	2
Borrowings	102	249	326	2,098	2,775
Lease liabilities	79	63	59	2	203
	696	312	385	2,100	3,493
(1)Comparative figures have been reclassified. Refer to Note 28.
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The Group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.
Overview of the credit risk profile of financial institutions is as follows:

	US Dollars
Figures in millions	2024	2023	2022

Cash and cash equivalents
Low (AAA to A-)	83%	82%	81%
Medium (BBB to B-)	14%	12%	11%
High (CCC+ and below)	3%	6%	8%

Restricted cash
Low (AAA to A-)	—%	16%	14%
Medium (BBB to B-)	100%	84%	86%

Trade receivables which are recognised on settlement mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material. Trade and other

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
receivables, that are past due but not impaired totalled $14m (2023: $14m; 2022: $12m). In addition, the Kibali loan receivable is considered to have insignificant credit risk and no allowance for expected credit losses is recognised.
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
Level 1:quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3:inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December.

Figures in millions	US Dollars
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Valuation method	Significant inputs	Fair value hierarchy of inputs
	As at December	As at December	As at December	As at December	As at December	As at December
Financial instrument	2024		2023		2022

At fair value through profit and loss
Deferred compensation asset - Mponeng (1)	23	23	26	26	12	12	Probability weighted discounted cash flow	The production plan over the deferred compensation period and discount rates.	Level 3
Deferred compensation asset – Gramalote (1)	25	25	22	22	—	—	Probability weighted discounted cash flow	Stage gate payments over the deferred compensation period and discount rates.	Level 3
Derivative financial liability - gold zero-cost collar contracts (2)	—	—	15	15	—	—	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding ounces of gold on open contracts, risk free rates and volatilities.	Level 2
Derivative financial liability - Brent Crude oil forward contracts (2)	—	—	—	—	6	6	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rates and volatilities.	Level 2
At fair value through other comprehensive income
Listed equity investments	53	53	—	—	2	2			Level 1
At amortised cost
Borrowings - Rated bonds	1,631	1,741	1,567	1,738	1,578	1,735			Level 1
Borrowings - Revolving Credit Facilities	243	243	501	501	248	248	Discounted cash flow	Market related interest rates	Level 3
Joint venture loan receivable	463	463	506	506	—	—	Discounted cash flow	Market related interest rates	Level 3

(1)Included in the statement of financial position in current and non-current trade, other receivables and other assets.
(2)Included in the statement of financial position in current trade and other payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Reconciliation of the deferred compensation assets
A reconciliation of the deferred compensation assets included in the statement of financial position is set out in the following table:

	US Dollar millions
Figures in millions	2024	2023	2022
Opening balance	48	12	25
Unwinding of the deferred compensation assets	4	1	1
Changes in estimates - fair value adjustments (1)	3	14	(13)
Sale of Gramalote	—	22	—
Part repayment of deferred compensation asset	(6)	—	—
Translation	(1)	(1)	(1)
Closing balance (2)	48	48	12

(1)Included in the income statement in foreign exchange and fair value adjustments.
(2)Included in the statement of financial position in current and non-current trade, other receivables and other assets.
Deferred compensation asset – Mponeng
As at 31 December 2024, the deferred compensation asset ($23m) was valued using a discount rate of 8.0% (2023: 8.4%) and production plans over the deferred compensation period as received from Harmony. The fair value calculated for the deferred compensation asset is level 3 in the fair value hierarchy due to the use of unobservable inputs. As at 31 December 2024, no portion of the deferred compensation related to Harmony developing below infrastructure has been included in the deferred compensation asset as this project is at an early stage.
A reasonable possible change in the number of ounces used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.
Deferred compensation asset – Gramalote
As at 31 December 2024, the deferred compensation asset ($25m) was valued using a discount rate of 9.4% (2023: 9.4%) and future contingent considerations as per the purchase agreement. The assumptions used in the valuation included the timing and probability of contingent considerations.
A reasonable possible change in the assumptions used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Financial liabilities
Financial liabilities are classified as measured at amortised cost using the effective interest method. Financial liabilities subsequently measured at amortised cost compromises interest bearing borrowings, bank overdrafts and trade and other payables.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognised at fair value.
The Group has elected the accounting policy choice to classify finance costs paid in relation to borrowings as financing activities in the statement of cash flows.

Financial assets
A financial asset is classified as measured at:
•Amortised cost;
•Fair value through other comprehensive income (FVTOCI) - equity instruments; or
•FVTPL.
Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest method. The trade receivables from provisional gold concentrate sales are carried at fair value through profit or loss and are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.
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

34SUBSEQUENT EVENTS
Dividend declaration - On 19 February 2025, AngloGold Ashanti plc announced the payment of a gross interim cash dividend for the six months ended 31 December 2024  of 69 US cents per ordinary share.
2025 Geita multi-currency revolving credit facility - In February 2025, Geita Gold Mining Limited, as borrower, completed the negotiation of a new three-year unsecured multi-currency revolving credit facility with Nedbank, as underwriter and agent, and certain financial institutions. The RCF consists of a Tanzanian shilling component capped at TZS 189.57 billion, bearing interest at the Tanzanian treasury bill rate plus a 5% margin, with a floor of 12.5% and a ceiling of 17.5%, and a USD component capped at $200 million, bearing interest at Term SOFR plus a margin of 6.7% and a credit adjustment spread. In addition, the RCF provides for an accordion option providing additional availability of up to a maximum of TZS 97.0 billion, capped at a total commitment not to exceed an equivalent of $300 million in total borrowings.

PAGE LEFT BLANK INTENTIONALLY
E-1
ITEM 19:EXHIBITS

Exhibit Number	Description	Remarks

Exhibit 19.1	Articles of Association of AngloGold Ashanti plc adopted on 25 September 2023	Incorporated by reference to Exhibit 19.1 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.2.1	Indenture for guaranteed debt securities, dated as of 28 April 2010, among AngloGold Ashanti Holdings plc, as issuer, the guarantor party thereto, and The Bank of New York Mellon, as trustee
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
Incorporated by reference to Exhibit 19.2.2 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

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
Incorporated by reference to Exhibit 4.1 to
AngloGold Ashanti (Pty) Ltd (formerly known as
AngloGold Ashanti Limited) and AngloGold
Ashanti Holdings plc’s report on Form 6-K
(Nos. 001-14846 and 001-34725) filed with the
Securities and Exchange Commission on 22
October 2021

Exhibit 19.2.6	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	Filed herewith

Exhibit 19.4.1	2023 Deferred Share Plan of AngloGold Ashanti plc	Incorporated by reference to Exhibit 99.1 to AngloGold Ashanti plc’s Registration Statement on Form S-8 (No. 333-274681) filed with the Securities and Exchange Commission on 25 September 2023

Exhibit 19.4.2	2024 Omnibus Incentive Compensation Plan of AngloGold Ashanti plc	Incorporated by reference to Exhibit 99.1 to AngloGold Ashanti plc’s Registration Statement on Form S-8 (No. 333-278925) filed with the Securities and Exchange Commission on 25 April 2024
E-2

Exhibit Number	Description	Remarks

Exhibit 19.4.3.1
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
Form 20-F (No. 001-14846) filed with the
Securities and Exchange Commission on 17
March 2023

Exhibit 19.4.3.2	Extension request letter relating to the 2022 multi-currency RCF, dated as of 24 May 2023, between AngloGold Ashanti Holdings plc, as obligors’ agent, and the Bank of Nova Scotia, as agent	Incorporated by reference to Exhibit 19.4.2.2 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.4.3.3	Amendment Agreement relating to the 2022 multi-currency RCF, dated as of 7 November 2023, between AngloGold Ashanti Holdings plc, as obligors’ agent, and the Bank of Nova Scotia, as agent	Incorporated by reference to Exhibit 19.4.2.3 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.4.3.4	Extension request letter relating to the 2022 multi-currency RCF, dated as of 4 July 2024, between AngloGold Ashanti Holdings plc, as obligors’ agent, and the Bank of Nova Scotia, as agent	Filed herewith

Exhibit 19.4.4.1	Employment contract of Alberto Calderon — Chief Executive Officer	Incorporated by reference to Exhibit 19.4.3.1 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.4.4.2	Employment contract of Gillian Ann Doran — Chief Financial Officer	Incorporated by reference to Exhibit 19.4.3.2 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.4.5	Co-Operation Agreement, dated as of 10 September 2024, among AngloGold Ashanti plc and Centamin plc	Filed herewith

Exhibit 19.8	List of AngloGold Ashanti plc subsidiaries	Filed herewith

Exhibit 19.11	AngloGold Ashanti plc Insider Trading Group Standard	Filed herewith

Exhibit 19.12.1	Certification of Alberto Calderon as Chief Executive Officer of AngloGold Ashanti plc, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002	Filed herewith

Exhibit 19.12.2	Certification of Gillian Ann Doran as Chief Financial Officer of AngloGold Ashanti plc, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002	Filed herewith

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

E-3

Exhibit Number	Description	Remarks

Exhibit 19.15.1	Consent of PricewaterhouseCoopers Inc., independent registered public accounting firm	Filed herewith

Exhibit 19.15.2	Consent of Ernst & Young Inc., independent registered public accounting firm	Filed herewith

Exhibit 19.15.3	Consent of BDO LLP, independent registered public accounting firm	Filed herewith

Exhibit 19.15.4	Consent of the Chairperson of the Mineral Resource and Mineral Reserve Leadership Team	Filed herewith

Exhibit 19.15.5	2022 Technical Report Summary, Geita Gold Mine, A Life-of-Mine Summary Report
Incorporated by reference to Exhibit 19.15.4
to AngloGold Ashanti (Pty) Ltd’s
(formerly known as AngloGold Ashanti
Limited’s) Annual Report on Form 20-F (No.
001-14846) filed with the Securities and
Exchange Commission on 17 March 2023

Exhibit 19.15.6	Consents of the Qualified Persons for 2022 Technical Report Summary, Geita Gold Mine, A Life-of-Mine Summary Report	Filed herewith

Exhibit 19.15.7	2023 Technical Report Summary, Obuasi, A Life-of-Mine Summary Report	Incorporated by reference to Exhibit 19.15.7 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.15.8	Consents of the Qualified Persons for 2023 Technical Report Summary, Obuasi, A Life- of-Mine Summary Report	Filed herewith

Exhibit 19.15.9	2021 Technical Report Summary, Kibali Gold Mine, A Life-of-Mine Summary Report
Incorporated by reference to
Exhibit 19.15.7 to AngloGold Ashanti (Pty)
Ltd’s (formerly known as AngloGold Ashanti
Limited’s) Annual Report on Form 20-F (No.
001-14846) filed with the Securities and
Exchange Commission on 17 March 2023

Exhibit 19.15.10	Consents of the Qualified Persons for 2021 Technical Report Summary, Kibali Gold Mine, A Life-of-Mine Summary Report	Filed herewith

Exhibit 19.15.11	2024 Technical Report Summary, Sukari Gold Mine, A Life-of-Mine Summary Report	Filed herewith

Exhibit 19.15.12	Consents of the Qualified Persons for 2024 Technical Report Summary, Sukari Gold Mine, A Life-of-Mine Summary Report	Filed herewith

Exhibit 19.16	Mine Safety Disclosure	Filed herewith

Exhibit 19.17	Subsidiary Issuer of Guaranteed Securities	Filed herewith

E-4

Exhibit Number	Description	Remarks

Exhibit 19.97	AngloGold Ashanti plc Incentive Compensation Recovery Policy	Incorporated by reference to Exhibit 19.97 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024.

Exhibit 19.101	Interactive Data Files

Exhibit 19.104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 19.101)
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI PLC
/s/ G A Doran

Name	:	Gillian Ann Doran
Title	:	Chief Financial Officer
Date	:	15 April 2025