Form 20-F
period 2025-12-31
AngloGold Ashanti PLC
filed 2026-03-26
CIK 1973832

As filed with the Securities and Exchange Commission on 26 March 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2025
Commission file number: 001-41815
AngloGold Ashanti plc
(Exact Name of Registrant as Specified in its Charter)
England and Wales
(Jurisdiction of Incorporation or Organisation)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of Principal Executive Offices)

Gillian Ann Doran, Chief Financial Officer, Telephone: +1 (303) 8890700
E-mail: gdoran@aga.gold, 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States of America
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares	AU	New York Stock Exchange
3.375% Notes due 2028	AU/28	New York Stock Exchange
3.75% Notes due 2030	AU/30	New York Stock Exchange
6.50% Notes due 2040	AU/40	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of $1.00 each	505,007,465

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant  has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.
See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Check one:	Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards
Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:	U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board                                        ☒                        Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐ No ☒

PRESENTATION OF INFORMATION
In this annual report on Form 20-F, unless the context otherwise requires, references to AngloGold, AngloGold Ashanti, AGA, the company, the Company, we, us, our, the group and the Group are references to (i) subsequent to the implementation of the corporate restructuring described below, AngloGold Ashanti plc including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti plc and (ii) prior to the implementation of the corporate restructuring described below, AngloGold Ashanti
Limited including, as appropriate, subsidiaries and associate companies of AngloGold Ashanti Limited.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold
Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
Corporate restructuring
In September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales and tax resident in the United Kingdom (UK), with a primary listing of its ordinary shares on the New York Stock Exchange (the “NYSE”), and secondary listings of its ordinary shares on the
Johannesburg Stock Exchange (the “JSE”) and A2X Market (the “A2X”) in South Africa and of its ordinary shares and Ghanaian
Depositary Shares on the Ghana Stock Exchange (the “GSE”) in Ghana.
Upon completion of the corporate restructuring, AngloGold Ashanti plc became the listed UK parent company of the Group and the successor issuer to AngloGold Ashanti Limited. The previous South African parent company of the Group, AngloGold Ashanti
Limited, became a direct, wholly-owned subsidiary of AngloGold Ashanti plc and was renamed AngloGold Ashanti (Pty) Ltd.
AngloGold Ashanti Holdings plc, the Isle of Man company holding all of the Group’s operations and assets located outside South
Africa, also became a direct, wholly-owned subsidiary of AngloGold Ashanti plc.
In addition, upon completion of the corporate restructuring, the Group’s global headquarters were moved to Denver, Colorado in the United States. The Company’s registered office and principal executive office are located in the United Kingdom. The Group also retains a substantial corporate office in Johannesburg, South Africa.
IFRS financial statements and reporting
As a company incorporated in the United Kingdom, AngloGold Ashanti prepares annual audited consolidated financial statements and unaudited consolidated half-year financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). These financial statements are distributed to shareholders and are submitted to the NYSE, JSE as well as the GSE.
AngloGold Ashanti qualifies as a foreign private issuer (“FPI”) in the United States for purposes of the U.S. Securities Exchange
Act of 1934, as amended (the “Exchange Act”), is filing annual reports on Form 20-F with the U.S. Securities and Exchange
Commission (the “SEC”) and is furnishing current reports on Form 6-K with the SEC as prescribed by the SEC for FPIs. If
AngloGold Ashanti were to lose FPI status in the future, it would be required to comply with the more comprehensive reporting framework for U.S. domestic issuers.
AngloGold Ashanti also provides financial and operational updates on a quarterly basis. Such quarterly financial and operational updates are furnished on current reports on Form 6-K to the SEC.
Currency
AngloGold Ashanti presents its consolidated financial statements in United States dollars.
See “Glossary of selected terms—Currencies” for an overview of the currencies referred to in this annual report on Form 20-F.
Non-GAAP financial measures
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
See “Glossary of selected terms—Financial terms—Total cash costs”, “Glossary of selected terms—Financial terms—All-in sustaining costs”, “Glossary of selected terms—Financial terms—Average gold price received per ounce”, “Glossary of selected terms—Financial terms—Sustaining capital expenditure” and “Glossary of selected terms—Financial terms—Non-sustaining capital expenditure” for definitions.
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November
1999.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance
Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that “total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating
Decision Maker (CODM), on a total basis. The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
A reconciliation of cost of sales as included in the Company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three financial years in the period ended 31 December 2025 is presented on a total (managed operations/non-managed joint ventures) and segment basis herein.
In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine (for managed operations) and the attributable ounces of gold produced and sold by mine (for non-managed joint ventures) for each of those periods herein.
A reconciliation of gold income as included in the Company’s audited financial statements to “average gold price received per ounce” for each of the three financial years in the period ended 31 December 2025 is presented on a total (managed operations/
non-managed joint ventures) basis herein.

A reconciliation of capital expenditure as included in the Company’s audited financial statements to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three financial years in the period ended 31 December
2025 is presented on a total (managed operations/non-managed joint ventures) and segment basis herein.
See “Item 5A: Operating Results—Non-GAAP analysis—Reconciliations” for reconciliations.
Shares and shareholders
In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders, equity shareholders and shareholders/
members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.
Rounding
Rounding of figures in this annual report on Form 20-F may result in computational discrepancies.
CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this annual report on Form 20-F, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert
Mineral Resource into Mineral Reserve and replace Mineral Reserves net of depletion from production and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition.
These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”,
“may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-
looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to
“Item 3D: Risk Factors” and elsewhere in this annual report on Form 20-F. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

GLOSSARY OF SELECTED TERMS
Financial terms

2028 notes: The $750 million aggregate principal amount of 3.375% notes due 2028 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
2030 notes: The $700 million aggregate principal amount of 3.750% notes due 2030 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
2040 notes: The $300 million aggregate principal amount of 6.50% notes due 2040 issued by AngloGold Ashanti Holdings plc and fully and unconditionally guaranteed by AngloGold Ashanti plc.
Adjusted EBITDA: “Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain
(loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The Adjusted EBITDA calculation is based on the formula included in AngloGold
Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.

Adjusted net debt (cash): “Adjusted net debt (cash)” is a Non-GAAP measure and, as calculated and reported by AngloGold
Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt (cash) calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.

All-in sustaining costs (AISC): “All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with
Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.

Attributable: Share of gold ounces, gold income, capital expenditure, Mineral Resource and Mineral Reserve and other items, as applicable, based on ownership interest.
Average gold price received per ounce ($/oz): “Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - managed operations” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.

Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represent the Group’s attributable share.

Capital or total capital expenditure: Total capital expenditure on tangible assets.
Effective tax rate: Current and deferred taxation charge for the year as a percentage of profit before taxation.
Free cash flow: “Free cash flow” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less distributions to non-controlling interests (i.e., distributions to non-controlling interests in Sukari (50%), Siguiri (15%) and Cerro Vanguardia (7.5%)).

Managed operations: The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting. Managed operations are reported on a consolidated basis.

Market spot gold price: The price of gold traded at any given moment on the Over-The-Counter (OTC) wholesale market of which the transaction will be settled in two business days’ time.
Non-managed joint ventures: The term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Non-
managed joint ventures are reported on an attributable basis.

Non-sustaining capital expenditure: “Non-sustaining capital expenditure” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.

Ounces of gold produced: The consolidated number of gold ounces produced by managed and joint operations. The attributable number of gold ounces produced by non-managed joint ventures.
Ounces of gold sold: The consolidated number of gold ounces sold by managed and joint operations. The attributable number of gold ounces sold by non-managed joint ventures.

Rated bonds: Collectively, the 2028 notes, the 2030 notes and the 2040 notes.
Region: Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Egypt, Ghana, Guinea and Tanzania), Australia and the Americas (Argentina and Brazil and projects in the United States and Colombia).

Related party: Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions or if such parties are under common control.

Significant influence: The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

Sustaining capital expenditure: “Sustaining capital expenditure” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Tier One asset: A Tier One asset is generally defined by AngloGold Ashanti as a large, long-life, low-cost operation or project, located in a stable and supportive jurisdiction, capable of generating strong free cash flow through commodity cycles and delivering sustained value to shareholders and host countries.

Total cash costs: “Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-
products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the Group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$, USD, US dollar or dollar	United States dollar
ARS or Argentinean peso	Argentinean peso
A$, AUD or Australian dollar	Australian dollar
BRL or Brazilian real	Brazilian real
£, GBP or British pound	British pound
C$, CAD or Canadian dollar	Canadian dollar
COP or Colombian peso	Colombian peso
CDF or Congolese franc	Congolese franc
E£, EGP or Egyptian pound	Egyptian pound
€, EUR or Euro	European euro
Gh¢, GHS, Ghanaian cedi or cedi	Ghanaian cedi
TZS or Tanzanian shilling	Tanzanian shilling
ZAR, R, South African rand or rand	South African rand

Mining terms

Banded iron formation (BIF): A chemical sediment, typically thin-bedded or laminated with greater than 15% iron of sedimentary origin.
Bogging: Removing broken rock, ore or waste material with a bogging machine which is an underground loader. Also known as load haul dump machines.
By-products: Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Carbon-in-leach (CIL): Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.

Comminution: Comminution is the crushing and grinding of ore to make gold available for physical or chemical separation (see also “Milling”).
Contained gold or contained copper: The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade: Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction”, the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development: The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.
Development stage property: A development stage property is a property that has Mineral Reserve disclosed, but no material extraction.
Diamond drilling (DD): A form of core drilling which uses a rotary drill with a diamond drill bit attached in order to create precisely measured drill holes.
Diorite: An igneous rock formed by the solidification of molten material (magma).
Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Economically viable: Economically viable, when used in the context of Mineral Reserve determination, means that the
Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.

Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.
Exploration results: Exploration results are data and information generated by mineral exploration programmes (i.e., programmes consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral
Resource or Mineral Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.

Exploration stage property: An exploration stage property is a property that has no Mineral Reserve disclosed.
Exploration target: An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.

Feasibility study: A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing.
The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.

Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

Gold produced or gold production: Refined gold in a saleable form derived from the mining process.
Grade: The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne
(g/t) or ounce per short tonne for gold- and silver-bearing material or a percentage (%) for sulphur- and copper-bearing material or parts per million (ppm) for molybdenum-bearing material.

Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite.
Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may
only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.

Initial assessment (also known as concept study, scoping study, conceptual study and preliminary economic assessment): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.
Life-of-mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.
Localised uniform conditioning (LUC): A technique developed to spatially locate selective mining unit grades that have been derived using uniformed conditioning.
Long hole open stoping (LHOS): A form of sub-level open stoping which involves excavating ore in a series of horizontal or sub-horizontal levels, known as stopes. This method is used in both hard rock and soft rock mining operations and is ideal for mining steeply dipping ore bodies, where it is more challenging to drill parallel drifts and cross cuts.

Longitudinal retreat stoping (LRS): A mining method used for continuous extraction along the length of narrow veins and can be mechanised to some extent.
Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a
Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral
Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metallurgical plant / gold plant / plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold, silver or copper from the ore.
Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”).
Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineable shape optimiser (MSO): A widely recognised industry-standard software tool used to generate the optimal size, shape and location of stopes for underground mine design.
Mineralisation: The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit.
Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust.
Mineral Reserve: A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral
Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and
Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a
Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) according to tonnage, mean grade(s)
and contained metal inclusive of mining dilution and mining ore-losses and excludes losses during metallurgical treatment.

Mineral Resource: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral
Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Mineral
Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into
Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.

Mining recovery factor (MRF): This factor reflects a mining efficiency factor relating to the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.

Modifying factors: Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral
Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve.
These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal;
environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

Open pit mining: An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (troy): Used in imperial statistics for the standard measurement of mass. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Mineral Reserve development and sustaining capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre- dissolved ions into solid state.
Pre-feasibility study (Preliminary feasibility study): A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined
(in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. The degree of assurance, although lower than that for Proven Mineral Reserve, is high enough to assume continuity between points of observation.

Production stage property: A production stage property is a property with material extraction of Mineral Reserve.
Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Project capital expenditure: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Proven Mineral Reserve: A Proven Mineral Reserve  is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

Qualified Person: A Qualified Person is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.

Quartz: A hard mineral consisting of silica dioxide found widely in all rocks.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining: The final purification process of a metal or mineral.
Regulation S-K 1300: Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC’s mining property disclosure requirements for mining registrants.
Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the US Bureau of Land Management, the US Forest
Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Resource modification factor (RMF): This factor is applied when there is an historic reconciliation discrepancy in the Mineral
Resource model (e.g. between the Mineral Resource model tonnage and the grade control model tonnage). It is expressed in both a grade and tonnage number.

Reverse circulation (RC) drilling: A form of percussion drilling that uses compressed air to flush material cuttings out of the drill hole.
Run-of-mine (ROM): The unprocessed mined material which consists of the soil and rock of overburden, minerals, middlings, contamination and impurities.
Scats: Within the metallurgical plants, scats is a term used to describe ejected ore or other uncrushable / grinding media arising from the milling process. This, typically oversize material (ore), is ejected from the mill and stockpiled or re-crushed via a scats retreatment circuit. Retreatment of scats is aimed at fracturing the material such that it can be returned to the mills and processed as with the other ores to recover the gold locked up within this oversize material.

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Selective mining unit (SMU): This concept comes out of geostatistical estimation and relates to the smallest unit that can be mined selectively. This will vary with the style of the mineralisation, the mining method and equipment size. The concept is to select the smallest regular cell size that can be practically mined by appropriately sized mining equipment.

Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Smelting: A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.
Stope: An underground excavation where ore is extracted.
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Sub-level open stoping (SLOS): This method is a variation of open stoping that involves dividing the ore body into horizontal slices or sub-levels. Each sub-level is mined progressively, starting from the bottom, with drilled holes for blasting and ore removal. The method allows for selective ore mining and can be adapted to varying vein widths.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility/facilities (TSF): Facility/facilities designed to store discarded tailings.
Tonnage: Quantity of material measured in tonnes.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.
Tonnes treated: This is the volume of gold-bearing ore processed and treated at our on-site gold plants to extract the gold and silver. Tonnes treated are often used to calculate efficiency or intensity of use data such as GHG emissions and water used per tonne treated.

Total recordable injury frequency rate (TRIFR): The total number of recordable injuries and fatalities that occurs per million hours worked.
Traverse open stoping (TOS): One of the most used underground mining methods is open stope mining which involves extracting a large body of ore through drilling and blasting. This mining method allows for complex stope sequencing, and is considered more efficient for mining wide, steep orebodies.

Underground mining: The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.

Underhand drift and fill (UHDF): A mining method which follows the local variations to the orebody and is considered to provide greater control on excavation and stability, with reduced dilution and increased mining recovery outcomes.

Uniform conditioning (UC): The uniform conditioning method estimates a tonnage and grade of mineralisation that can be recovered using the selective mining unit at the chosen cut-off value.
Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.
Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Abbreviations

°	Degree
%	Percent
%Cu	Percentage copper
$	United States dollar
$/oz	United States dollar per ounce
$/lb	United States dollar per pound
3D	Three-dimensional space
A2X	A2X Markets
AAIL	AngloGold Ashanti (Iduapriem) Limited
AARL	Anglo American Research Laboratories
ABC	Archean-Birimian Contact
ACCU	Australian Carbon Credit Unit
ACH Committee	Aboriginal Cultural Heritage Committee
Ag	Silver
AGA	AngloGold Ashanti plc
AGA Ghana	AngloGold Ashanti (Ghana) Limited
AGA Iduapriem	AngloGold Ashanti (Iduapriem) Limited
AGA Mineração	AngloGold Ashanti Córrego do Sítio Mineração
AGAC	AngloGold Ashanti Colombia S.A.S.
AGAG	AngloGold Ashanti (Ghana) Limited
AGAH	AngloGold Ashanti Holdings plc
AGANA	AngloGold Ashanti North America Inc.
AGM	Annual General Meeting
AI	Artificial intelligence
AIG	The Australian Institute of Geoscientists
AIM	Alternative Investment Market (London Stock Exchange)
AISC	All-in sustaining costs
ANAIM	Guinean national agency for the development of mining infrastructures
ANLA	Colombian National Environmental Licencing Authority
ANM	Brazilian National Mining Agency or Colombian National Mining Agency (as applicable)
APPA	Colombian protected area for food production
ARK	Agbarabo-Kombokolo-Rhino
Au	Gold
Augusta Gold	Augusta Gold Corp.
AusIMM	The Australasian Institute of Mining and Metallurgy
B2Gold	B2Gold Corp.
Barrick	Barrick Mining Corporation
BBSY	Bank Bill Swap Bid Rate
BEng	Bachelor of Engineering
BEPS	Base erosion and profit shifting
BIF	Banded iron formation
BIOX	Bacterial oxidation
BIT	Bilateral investment treaty
BLM	United States Federal Bureau of Land Management
BMRR	State of Nevada Division of Environmental Protection’s Bureau of Mining Regulation and Reclamation
Board	Company’s board of directors
BSc	Bachelor of Science

BSc Hons	Bachelor of Science Honours
CCD	Counter Current Decant system in thickeners
CdS	Córrego do Sítio
Centamin	Centamin plc
CEO	Chief Executive Officer
CFEM	Brazilian Compensação Financeira pela Exploração Mineral
CFO	Chief Financial Officer
CGU	Cash Generating Unit
CIC	Carbon-in-column
CIL	Carbon-in-leach
CIO	Chief Information Officer
CIP	Carbon-in-pulp
CIS	Center for Internet Security
CISO	Chief Information Security Officer
CO2	Carbon Dioxide
CODM	Chief Operating Decision Maker
Coeur Sterling	Coeur Sterling, Inc.
CompCo	Compensation and Human Resources Committee
COO	Chief Operating Officer
Corvus Gold	Corvus Gold Inc.
COSO	Committee of Sponsoring Organisations of the Treadway Commission
CPI	Consumer Prices index
CPO	Chief People Officer
Cu	Copper
CVSA	Cerro Vanguardia S.A.
Cyanisorb	Cyanide Recovery Plant
DCE	Declaração de Condição de Estabilidade
DCO	Declaração de Conformidade e Operacionalidade
DCP	Disclosure controls and procedures
DD	Diamond drilling
DEI	Declaration of Environmental Impact
Deloitte	Deloitte LLP
DIAN	Colombian Tax Office
DNU	Argentinean Decreto de Necesidad y Urgencia
Dodd-Frank Act	United States Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended
DRC	Democratic Republic of the Congo
DSP	Deferred Share Plan
DTC	The Depository Trust Company
ECSA	The Engineering Council of South Africa
EEAA	Egyptian Environment Affairs Agency
EHS	Environmental, health and safety
EIA	Environmental Impact Assessment
EMRA	(Former) Egyptian Mineral Resources Authority
ERP	Enterprise resource planning
ESG	Environmental, social and governance
ETF	Exchange traded fund
EU	European Union
Exchange Act	United States Securities Exchange Act of 1934, as amended

FAP	Full Asset Potential Programme
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FCCA	Fellow Member of Association of Chartered Certified Accountants
FCF	Free cash flow
FMA	Argentinean Federal Mining Agreement
FMSHRC	United States Federal Mine Safety and Health Review Commission
Fomicruz SE	Fomento Minero de Santa Cruz Sociedad del Estado
FPI	Foreign Private Issuer
FTSE	Financial Times Stock Exchange
FVTOCI	Fair value through other comprehensive income
FVTPL	Fair value through profit or loss
G or g	Grams
g/t	Grams per metric tonne
G2 Goldfields	G2 Goldfields Inc.
GGM	Geita Gold Mine
Ghana EPA	Ghana Environmental Protection Agency
GhDS	Ghanaian Depositary Share
GHG	Greenhouse gas
GSE	Ghana Stock Exchange
GSL	Ghanaian Growth and Sustainability Levy
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
GMM Act	Ghanaian Minerals and Mining Act, 2006 (Act 703), as amended
Gold Fields	Gold Fields Limited
GRI	Global Reporting Initiative
GRIDCo	Ghana Grid Company Limited
GSSA	The Geological Society of South Africa
H2O-CO2	Water-carbon dioxide
HME	Heavy mining equipment
HMRC	His Majesty’s Revenue and Customs
IASB	International Accounting Standards Board
ICFR	Internal control over financial reporting
ICMM	International Council on Mining & Metals
ID&E	Inclusion, Diversity and Equity
IFRS	International Financial Reporting Standards as issued by the IASB
IMF	International Monetary Fund
IMMM	The Institute of Materials, Minerals and Mining
Iron Quadrangle	Quadrilátero Ferrífero
IRS	United States Internal Revenue Services
IT	Information technology
ITC	Indigenous Tanzanian company
JSE	JSE Limited (Johannesburg Stock Exchange)
JV	Joint venture
KCD	Karagba, Chauffeur and Durba
Kg or kg	Kilogram
Km or km	Kilometres
Km2	Square kilometres
KMS	Kwesi Mensa Shaft at the Obuasi mine in Ghana
Koz	Thousand ounces

kt	Kilotonne
ktpa	Kilometric tonnes per annum
kV	Kilovolt
LBMA	London Bullion Market Association
LHOS	Long Hole Open Stoping
LOM	Life-of-mine
LOS	Longitudinal Open Stoping
LRS	Longitudinal Retreat Stoping
LUC	Localised Uniform Conditioning
M or m	Metre or million, depending on the context
m3	Cubic metre
m3/s	Cubic metre per second
MAusIMM	Member of the Australasian Institute of Mining and Metallurgy
MC	Tanzania Mining Commission
MCF	Mine call factor
MCQ	Minera de Cobre Quebradona S.A.S. B.I.C.
MEng	Master of Engineering
MetRF	Metallurgical recovery factor
Mine Act	United States Federal Mine Safety and Health Act of 1977, as amended
Mlb	Million pounds
MME	Brazilian Ministry of Mines and Energy
MMEA	Egyptian Model Mining Exploitation Agreement
Mo	Molybdenum
MoP	Egyptian Minister of Petroleum and Mineral Resources
Moto	Moto Goldmines Limited
Moz	Million ounces
MPhil	Master of Philosophy
MRD	Mineral Reserve Development
MRF	Mining recovery factor
mRL	Metres relative level
MRMIA	Egyptian Mineral Resources and Mining Industries Authority
MSc	Master of Science
MSG	Mineração Serra Grande Sociedade Anônima
MSHA	United States Department of Labor's Mine Safety and Health Administration
MSO	Mineable Shape Optimiser
MSR	Minimum Shareholding Requirement
Mt	Million tonnes
Mtpa	Million tonnes per annum
MW	Megawatt
NATO	North Atlantic Treaty Organization
NED	Non-Executive Director
Nedbank	Nedbank Limited
NGO	Non-governmental organisation
NHIL	Ghanaian National Health Insurance Levy
NIHL	Noise-induced hearing loss
NSR	Net Smelter Return
Northern Star Resources	Northern Star Resources Limited
NYSE	New York Stock Exchange
N/M	Not meaningful

PGM	Pharaoh Gold Mines NL
PTO	Colombian Plan de Trabajos y Obras
OLD	Occupational lung diseases
OTC	Over-The-Counter
Oz or oz	Ounces
oz/t	Ounces per tonne
PCAOB	United States Public Company Accounting Oversight Board
PFI	Potential Fatal Incident
PFIC	Passive foreign investment company
PFS	Pre-Feasibility Study
PMMC	Precious Minerals Marketing Company Ltd
POX	Pressure oxidation
Pr.Sci.Nat	Professional Natural Scientist of the South African Council for Natural Scientific Professions
PSP	Performance Share Plan
PwC	PricewaterhouseCoopers Inc.
QA/QC	Quality Assurance/Quality Control
QLD	State of Queensland (Australia)
Randgold	Randgold Resources Limited
RC	Reverse circulation drilling
RCubed	Resource and Reserve Reporting System
RenGold	Renaissance Gold Inc.
Resolute	Resolute Mining Limited
RMF	Resource modification factor
ROM	Run of mine
RRLT	Mineral Resource and Mineral Reserve Leadership Team
S	Sulphur
SACNASP	South African Council for Natural Scientific Professions
SAG	Société AngloGold Ashanti de Guinée S.A.
SAG mill	Semi-Autogenous Grinding mill
SASB	Sustainability Accounting Standards Board
SBB	South Brasilia Belt
SDG	Sustainable development goals
SDRT	Stamp Duty Reserve Tax
SEC	United States Securities and Exchange Commission
Securities Act	United States Securities Act of 1933, as amended
SES	Social, ethics and sustainability
SGM	Sukari Gold Mines Company
SLOS	Sub-Level Open Stoping
SME	Society for Mining, Metallurgy and Exploration
SMU	Selective mining unit
SOC	Cyber Security Operations Centre
SOFR	Secured Overnight Financing Rate
SOKIMO	Société Minière de Kilo-Moto S.A.
SOX	United States Sarbanes-Oxley Act of 2002, as amended
SW	Southwest
T or t	Tonnes
Tanesco	Tanzania Electric Supply Company Limited
TCFD	Task Force on Climate-related Financial Disclosures
TOS	Transverse Open Stoping

Tpa or tpa	Tonnes per annum
Tpd or tpd	Tonnes per day
TRA	Tanzania Revenue Authority
TRIFR	Total recordable injury frequency rate
TSF	Tailings storage facility
TSR	Total Shareholder Return
TSX	Toronto Stock Exchange
UC	Uniform Conditioning
UHDF	Underhand drift and fill (mining method)
UK	United Kingdom
UK Companies Act	UK Companies Act 2006, as amended
UNCITRAL	United Nations Commission on International Trade Law
UNECA	United Nations Economic Commission for Africa
UNGC	United Nations Global Compact
UNGPs	United Nations Guiding Principles for Business and Human Rights
UNSDGs	United Nations Sustainable Development Goals
US/U.S./USA/United States	United States of America
VAT	Value added tax
VPSHR	Voluntary Principles on Security and Human Rights
WA	State of Western Australia (Australia)
WGC	World Gold Council
XBRL	eXtensible Business Reporting Language (including in-line XBRL, i-XBRL)
Yatela	Société d’Exploitation des Mines d’Or de Yatela S.A.
ZAPPA	Colombian protection zone for food production

PART I
ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3:  KEY INFORMATION
3A.[RESERVED]
3B.CAPITALISATION AND INDEBTEDNESS
Not applicable.
3C.REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3D.RISK FACTORS
This section describes many of the risks that could affect AngloGold Ashanti. An investor should carefully consider the risks described below and the information included in other sections of this Annual Report on Form 20-F prior to investing in the
Company’s securities. The risk factors described herein are not all of the risks that AngloGold Ashanti may face and additional risks currently unknown or other risks currently believed to be immaterial, may emerge or become material. These risks, either individually or collectively, could significantly affect the Group’s business, operational and financial performance, operating flexibility, reputation, costs, liabilities, or the price of its securities. Further, the summary and risks that follow are organised under headings as determined to be most applicable at the time of reporting, but such risks also may be or become relevant to other headings.
SUMMARY OF RISK FACTORS
1.Risks Related to AngloGold Ashanti’s Industry
•AngloGold Ashanti is subject to risks and uncertainties related to the operation and development of existing and new mining projects.
•AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations.
•AngloGold Ashanti is subject to extensive tailings and waste management requirements and standards, and potential liabilities could arise in the event of a failure to timely comply with these requirements or an incident involving a tailings or other waste storage facility.
•AngloGold Ashanti’s ability to replace Mineral Reserve is subject to risks and uncertainties inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities.
•Mining is inherently hazardous and events may occur that adversely impact the environment, the health, safety or security of workers or the local community, or the Company’s operations, production, cash flows and overall profitability.
•Mining operations and projects are vulnerable to supply chain disruptions and transportation delays.
•AngloGold Ashanti is increasingly expected to provide benefits and mitigate adverse impacts to communities affected by its operations.
•AngloGold Ashanti’s operations are vulnerable to infrastructure constraints.
•AngloGold Ashanti faces strong competition which has recently intensified due to industry consolidation as well as the favourable commodity price environment.
2.Risks Related to AngloGold Ashanti’s Operations and Business
•AngloGold Ashanti’s mineral deposits, Mineral Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly.

•AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.
•Occupational health diseases and infectious diseases may result in significant potential costs and liabilities for the
Company.
•AngloGold Ashanti competes with other companies, both within and outside of the mining industry, to attract and retain key human resources with critical skills.
•The Company is subject to significant labour costs and regulatory compliance obligations.
•The use of contractors at certain of the Company’s operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increased mining costs.
•Labour unrest, activism and disruptions (including protracted stoppages) could adversely impact AngloGold Ashanti’s operations.
•Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the Company’s business, have adverse environmental, health, safety and security impacts, and expose the Company to liability.
•AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights.
•Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge.
3.Risks Related to AngloGold Ashanti’s Corporate and Financing Structure and Strategy
•AngloGold Ashanti may have significant financing requirements.
•Sales of large quantities of AngloGold Ashanti’s ordinary shares, or the perception that these sales may occur or other dilution of the Company’s equity, could adversely affect the prevailing market price of the Company’s securities.
•AngloGold Ashanti may not pay dividends or make similar payments to shareholders in the future.
•Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable,
AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.
•AngloGold Ashanti does not have full management control over some of its significant joint ventures and other projects.
•Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.
•The level of AngloGold Ashanti’s indebtedness could adversely impact its business.
•Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the Company to new geographic, political, legal, regulatory, social, operating, financial and geological risks.
•The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability.
4.Market Risks
•The price of gold, AngloGold Ashanti’s principal product, and other commodity market price fluctuations could adversely affect the profitability of operations.
•Foreign exchange fluctuations may adversely affect the Company and may reduce the market value of AngloGold
Ashanti’s securities, as well as the market value of any dividends or distributions paid by the Company.
•The profitability of mining companies’ operations and the cash flows generated by these operations are affected by fluctuations in input production prices.
•Global political and economic conditions could adversely affect the profitability of operations.
•Energy cost increases and power fluctuations and stoppages could adversely impact AngloGold Ashanti’s results of operations and financial condition.
•Inflation may have an adverse effect on results of operations.
5.Other Regulatory and Legal Risks
•The Company is subject to anti-fraud, anti-bribery and anti-corruption laws, regulations, standards and contractual obligations, a breach of which could lead to substantial fines, criminal or civil sanctions, reputational damage and associated impacts on the Company’s social and regulatory license to operate.
•AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are uncertain.
•Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.
•AngloGold Ashanti’s operations are subject to various climate change-related physical risks which may adversely impact its production activities, mine sites and personnel and/or result in resource shortages or environmental damages.
•Compliance with emerging climate change-related requirements could result in additional costs and expose AngloGold
Ashanti to additional liabilities.
•Increasing scrutiny and changing expectations from AngloGold Ashanti’s stakeholders with respect to AngloGold
Ashanti’s ESG performance and policies may impact AngloGold Ashanti’s reputation, increase costs, hinder access to capital or expose AngloGold Ashanti to additional risks, including disinvestment and litigation.

•Transfers of AngloGold Ashanti ordinary shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in AngloGold Ashanti ordinary shares.
•AngloGold Ashanti’s inability to maintain effective disclosure controls and procedures and an effective system of internal control over financial reporting could negatively impact its ability to accurately and timely report its financial results and other material disclosures, or otherwise cause it to fail to meet its reporting obligations.
•AngloGold Ashanti may be subject to cybersecurity breaches and the Company’s data protection practices may be insufficient or inconsistent with applicable laws.
•U.S. securities laws do not require AngloGold Ashanti to disclose as much information to investors as a domestic U.S.
issuer is required to disclose, and investors may receive less information about the Company than they might otherwise receive from a comparable U.S. company.
Risks Related to AngloGold Ashanti’s Industry
AngloGold Ashanti is subject to risks and uncertainties related to the operation and development of existing and new mining projects.
Unexpected problems, costs and delays could impact AngloGold Ashanti’s ability to develop or operate existing or new mining projects as planned or desired. For example, constraints on the supply of mining and processing equipment, increases in capital and operating costs, or reduced availability of consistent skilled labour, utilities, transportation and/or appropriate smelting and refining arrangements and other logistical issues could result in delays in completing projects. The remote location of many mining properties, delays in obtaining or failure to obtain or maintain necessary environmental and other governmental permits and approvals, the impact of public health crises, third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction.
AngloGold Ashanti may prove unable to successfully operate existing mine sites or to develop potential exploration sites due to a number of uncertain factors, including, but not limited to, social and community opposition; litigation; governmental, regulatory or administrative proceedings; changes in applicable regulations or other requirements; the classification of land covered by mining titles as an environmentally-protected area or a protected area for food production; ore body grades; the inability of any such project to meet AngloGold Ashanti’s investment hurdle rate; and delays that could result in the expiry of permits.
Accordingly, AngloGold Ashanti’s future development activities may not result in an increase to or the replacement of current production, may not be developed as planned or may be less profitable than anticipated or even be loss-making. A failure in the
Company’s ability to develop and operate current and future mining projects may lead to a reduction in the Company’s Mineral
Resource and Mineral Reserve and/or negatively impact its results of operations, financial condition and prospects, any of which may be significant.
For example, AngloGold Ashanti’s projects in Colombia have been, and continue to be, adversely impacted by a number of legislative and regulatory actions undertaken by the Colombian government in the past decade. These actions mainly concern (i)
Resolution 1987/2016 issued in 2016 declaring certain wetlands and moorlands in and around the La Colosa project as
“paramos” areas, or paramos transition areas, a form of environmentally-important protected areas; (ii) Decree No. 044 adopted in January 2024 empowering the government to declare temporary environmental protected areas, and Resolution No. 855 of
2025 issued thereunder in June 2025 declaring a temporary renewable natural resources reserve zone (which is a form of environmental protected area) that overlaps with the area in which the Quebradona project is located; and (iii) Resolution No.
377 of 2024 issued in December 2024 (based on Colombia’s National Development Plan 2022-2026), as well as Resolution No.
394 of 2025 issued thereunder in October 2025, which together effectively declared a specific protected area for food production that partially overlaps with the area of the Quebradona project. Additionally, in February 2026, the Colombian Ministry of
Environment and Sustainable Development notified AngloGold Ashanti that it has started a sanctioning process and filed charges in relation to alleged unauthorised pruning in a forest reserve area in the vicinity of the La Colosa project. Each of these measures has imposed, or could impose, limitations, fines or bans on mining and mining-related activities, or could significantly delay the Group’s ability to conduct such activities, in the impacted areas.
In addition, the Company has faced regulatory challenges to its operating permits in Colombia. At La Colosa, the Company’s activities have been suspended since 2017 pending a decision with respect to its applications for certain environmental permits allowing it to conduct exploration activities. As a result, the project was placed in force majeure, during which time the specified timelines for completing the various phases of the mining project under the concession contract were suspended. In October
2024, the Colombian government decided not to process the Company’s environmental permit application on the basis of restrictions arising from the 2017 popular consultation in Cajamarca relating to mining activities in the region. In April 2025, the
Colombian National Mining Agency denied the Company’s application to extend the force majeure for the full June 2024-2025 period by issuing a resolution declaring that force majeure had ended in October 2024. In October 2025, the Colombian National
Mining Agency also denied the Company’s application to extend force majeure for the full June 2025-2026 period. The Company has filed legal and administrative challenges to these various decisions. At Quebradona, the environmental licensing authority has ‘archived’ AngloGold Ashanti’s 2019 environmental licence application relating to the development of the project, meaning that the licensing authority neither denied nor granted the licence, but determined that the information provided by AngloGold
Ashanti was insufficient for it to make a substantive decision. The decision to archive the application was confirmed on appeal in
April 2022. Additionally, the most recent applications for a suspension and an extension of the exploration phase at Quebradona were denied by the Colombian National Mining Agency in October and December 2025, respectively. As a result of those decisions, the Colombian National Mining Agency ordered that the concession move to the construction and assembly phase.
The Company has filed administrative appeals against the denial of its applications to suspend and extend the exploration phase.  While AngloGold Ashanti has challenged, and continues to challenge, the validity and applicability of certain regulations, actions and measures of the Colombian authorities before the relevant administrative bodies and/or courts as described above, the Company’s operations at its sites in Colombia will continue to be suspended or hampered, and there can be no guarantee that the Group will be successful in its challenges or that further restrictions will not be adopted by the Colombian government in the future. See “Item 8A: Legal Proceedings—Colombia” and “Item 4B: Business Overview—The Regulatory Environment
Enabling AngloGold Ashanti to Mine—Americas—Colombia” for further information on these matters.
AngloGold Ashanti is subject to extensive and rapidly changing environmental, health and safety laws and regulations.
AngloGold Ashanti’s operations are subject to extensive and stringent environmental, health and safety laws and regulations in the various jurisdictions in which it operates. These regulations, as well as international standards for the industry, establish limits and conditions on the Company’s ability to conduct its operations and govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control and greenhouse gases (“GHGs”)); mine and dam safety; regulatory and community reporting; clean-up of environmental contamination; land use and conservation of protected areas; protection of threatened and endangered species; rehabilitation and closure of mined land; worker health and safety and community health;
and the generation, use, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, suspension or revocation of operating permits, nullification of concession contracts, community protest and/or additional capital or operating expenditures that could adversely impact AngloGold Ashanti’s financial condition or reputation. See “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters” and
“Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.
The cost of compliance with environmental, health and safety laws and regulations is expected to continue to be significant to
AngloGold Ashanti. From time to time, new or updated laws, regulations and standards are introduced and may be more stringent than those to which AngloGold Ashanti is currently subject, including with respect to tailings management and TSFs. In the event compliance with these laws, regulations and standards requires a material increase in expenditures or material changes or interruptions to operations or production, including as a result of any incident or failure to comply with applicable regulations, the Company’s results of operations and financial condition could be adversely affected. AngloGold Ashanti could also incur, and has incurred in the past, fines, penalties and other sanctions, clean-up costs and third-party claims for personal injury or property damage, suffer reputational damage, or be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations of environmental, health and safety laws and regulations or the terms of AngloGold Ashanti’s permits.
In some of the jurisdictions in which AngloGold Ashanti operates, the government may enforce a total or partial shutdown of facilities, including TSFs, or other aspects of mining operations, to conduct investigations into the cause of safety or environmental incidents involving those facilities or at those operations. See “—AngloGold Ashanti is subject to extensive tailings and waste management requirements and standards, and potential liabilities could arise in the event of a failure to timely comply with these requirements or an incident involving a tailings or other waste storage facility” below. AngloGold Ashanti’s reputation could be damaged by any significant governmental investigation or enforcement action for non-compliance with health and safety laws, regulations or standards. Any of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
Environmental impacts arising in connection with AngloGold Ashanti’s current or historical operations could lead to the imposition of legal obligations, including the remediation of environmental contamination, claims for property damage and personal injury from adjacent communities and regulatory enforcement resulting in penalties or restrictions on mining operations. For example,
AngloGold Ashanti expects to incur costs in connection with the treatment and disposal of a quantity of legacy arsenic trioxide waste located at the Obuasi mine, and such costs, which may be incurred over a several year period, may be material to the
Company. Separately, the Ghana Environmental Protection Authority is investigating a 2025 release of wastewater from the treatment facility at Obuasi that contained unpermitted exceedances of cyanide and resulted in a fishkill in a watercourse near the mine. Environmental incidents, such as TSF leaks, pipeline failures or deficiencies in water management systems have also resulted in temporary gold processing stoppages at AngloGold Ashanti’s operations. For example, in 2025, a release of process water and related solids through a tear in the lining of the Beposo TSF, which services the Iduapriem mine, resulted in temporarily elevated levels of cyanide in the downstream watercourse and an unplanned 17-day plant shutdown, which had an adverse impact on gold production at the Iduapriem mine. The Ghana Environmental Protection Authority also imposed a fine of approximately $7 million in connection with this incident. In addition, processing at Siguiri was suspended for 42 days during the third quarter of 2025 while AngloGold Ashanti addressed seepage on a section of the south wall of the TSF following significant rainfall of more than 110mm in a single day, which also had an adverse impact on gold production. Leaks or discharges of hazardous materials, or the discovery of previously unknown contamination, could result in liabilities for clean-up or personal injury or penalties that may not be covered by insurance. The Company has also identified groundwater contamination plumes at certain of its operations that have occurred primarily as the result of seepage from surface operations and facilities, including
TSFs and waste rock piles, or from sulphide or other substances in local rock formations which are exposed to water.
In addition, the use of hazardous materials in metallurgical processing remains under continued scrutiny. As there are few, if any, effective substitutes for such materials in the process for extracting gold from the ore, any ban or material restrictions on the use of such materials in mining operations in the jurisdictions where AngloGold Ashanti conducts its operations could adversely affect the Company’s results of operations and financial condition.

Water supply, quality and usage are areas of focus and potential concern across all of AngloGold Ashanti’s mining operations and development projects, including at its projects in Nevada and at Quebradona in Colombia. AngloGold Ashanti’s operations are dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits or rights to abstract water from certain natural sources that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Any failure by AngloGold Ashanti to secure access to sufficient water supplies or volumes, or achieve and maintain compliance with applicable requirements of the permits or rights, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, lead to community protest and ultimately to the withdrawal of community and government support for AngloGold
Ashanti’s operations. A failure by AngloGold Ashanti to comply with water contamination related directives may result in further, more stringent, directives being issued against AngloGold Ashanti, which may, in some cases, result in a temporary or partial shutdown of some of the Company’s operations.
Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the impacted areas.
Estimates of the total ultimate closure, reclamation and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing infrastructure and facilities design and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations. See “Item 4B: Business Overview—The Regulatory
Environment Enabling AngloGold Ashanti to Mine”.
Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health, safety and community issues are estimated and financial provision made based upon current available information based on AngloGold
Ashanti’s commitments, applicable environmental legislation or agreements with governments. Estimates notably relate to discount rates, which may vary due to changes in global economic and political risk conditions and assumptions, each of which is subject to change and certain changes may not be reasonably foreseen, and mine plans, which may change in line with variations in cash flows, designs of tailings storage facilities and methodologies used to compute liabilities (including as a result of a request from environmental regulatory authorities). As such, estimates may be insufficient, and further costs may be identified at any stage that may exceed the provisions that AngloGold Ashanti has made. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti’s asset values, earnings and cash flows. Further, sudden changes in a life-of-mine plan or the accelerated closure of a mine may give rise to the recognition of additional liabilities that are not anticipated. Costs incurred by AngloGold Ashanti in excess of its existing provisions for such matters, or on a more accelerated or compressed timeline than currently anticipated, could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.
Environmental laws, regulations and standards are subject to change and are generally becoming more stringent. Changes to
AngloGold Ashanti’s environmental compliance obligations or operating requirements, or its anticipated obligations for remediation or rehabilitation of environmental impacts, could adversely affect its operations, rate of production and revenue.
Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase AngloGold Ashanti’s expenses and provisions. These expenses and provisions could adversely affect AngloGold Ashanti’s results of operations and financial condition.
AngloGold Ashanti is subject to extensive tailings and waste management requirements and standards, and potential liabilities could arise in the event of a failure to timely comply with these requirements or an incident involving a tailings or other waste storage facility.
Mining and mineral processing operations generate waste rock and tailings. The impact of managing related solid and hazardous materials, including dust and residual chemicals and metals, or a breach, leak, or other failure of a waste rock pile, facility or TSF, including any associated dam, can be substantial. A significant incident at AngloGold Ashanti’s operations could result in the voluntary or mandatory shutdown of operations, penalties or other enforcement actions, obligations to remediate environmental contamination, negative press coverage, and claims for property or natural resources damages and personal injury by adjacent communities. An incident involving another mining company’s TSF or operations could also impact AngloGold Ashanti if it results in governmental action to tighten regulatory requirements or restrict certain mining or waste storage activities. For example, due to certain incidents relating to dry stacking operations at third-party mining facilities in Brazil, it is possible that new regulations relating to tailings piles and other geotechnical structures may be adopted in the future, and those requirements may impact
AngloGold Ashanti’s operations in Brazil. In addition, affected communities increasingly seek engagement and information with respect to the adequacy of the safety measures in place to protect them from TSF-related incidents and perceived risks and
AngloGold Ashanti expects continued increased scrutiny with respect to its operations, including in Brazil and at its African operations.
Operational, technical or safety issues at a TSF could lead to a partial or full suspension of operating activities at a mining operation, which may adversely affect AngloGold Ashanti’s financial condition and results of operations. For example, tailings deposition at the Calcinados TSF in Brazil, as well as processing of gold concentrate at the Queiroz metallurgical plant, which services the Cuiabá mine complex (composed of the Cuiabá and Lamego mines), were suspended between December 2022 and September 2024 while engineering and geotechnical work was conducted and the decharacterisation plan for the
Calcinados TSF was updated and submitted to the relevant authority. See “Item 4B: Business Overview—The Regulatory

Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—Environmental laws relating to mining” and “Item 4B:
Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters—Waste Management”.
Furthermore, in recent years, environmental licensing processes for mining companies have become more stringent, especially those involving TSFs. For example, following several major TSF-related incidents in the country, Brazilian authorities, both at the federal and state levels, have generally increased scrutiny of mining operations, and of TSFs and tailings piles in particular, and have adopted strict laws and regulations applicable to the approval, licensing, construction, management, closure and decharacterisation (or “descaracterização”, which generally means that the structure no longer serves its primary purpose of acting as a tailings containment) of TSFs in Brazil. Additionally, public prosecutors in Brazil have actively enforced new state and federal laws and regulations relating to TSFs and have brought legal action against several mining companies, including
AngloGold Ashanti, to compel compliance with these new rules; the outcome of such lawsuits generally cannot be predicted. If any such lawsuit, or any future lawsuit of a similar nature, is filed against or resolved adversely to AngloGold Ashanti, such outcome may result in additional and accelerated operating or capital costs for the Company, including costs exceeding its current provisions for decharacterising its TSFs in Brazil, which may adversely affect AngloGold Ashanti’s financial condition and results of operations. The decharacterisation of TSFs can also necessitate the development and implementation of alternative tailings handling and storage arrangements, which can increase operating and capital costs, and trigger additional permitting requirements, which could delay or constrain mining and processing operations.
It is likely that there will be further changes in federal and state legislation and regulation, as well as increased scrutiny, with respect to TSFs in Brazil, and there can be no guarantee that other jurisdictions in which AngloGold Ashanti operates will not pursue or adopt similar legislation or regulation. Any revised or additional regulatory requirements, including, among other things, additional risk assessments, required engineering certifications, mandatory installation of monitoring devices and inspections could result in increased costs associated with constructing and maintaining TSFs, which costs may be significant and impact
AngloGold Ashanti’s financial condition or results of operations, or the viability of a mining operation or project.
A new Global Industry Standard on Tailings Management (“GISTM”) was established in August 2020 by a panel composed of industry and non-governmental organisation (“NGO”) experts. AngloGold Ashanti has achieved substantial conformance with the
GISTM at all of its TSFs and is committed to achieving full conformance. Failure, or perceived failure, to achieve such commitment, or higher than expected costs to achieve conformity with the GISTM, could adversely impact AngloGold Ashanti’s financial condition or reputation.
AngloGold Ashanti’s ability to replace Mineral Reserve is subject to risks and uncertainties inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities.
AngloGold Ashanti’s results of operations and financial condition are directly related to the success of its exploration, project development and acquisition efforts and the ability to replace or increase the existing Mineral Reserve as it is depleted.
AngloGold Ashanti must continually replace Mineral Reserve depleted by mining and production to maintain or increase production levels and mine life in the long term. This process includes exploration activities that are speculative in nature. The ability of AngloGold Ashanti to sustain or increase its present levels of gold production depends in part on the success of its exploration activities and related project studies and it may be unable to sustain or increase such production levels.
Exploration and project studies necessary to establish the current or future viability of a mining operation, including the estimation of tonnages, grades and metallurgical characteristics of the ore, are inherently unpredictable and may be unsuccessful or differ significantly from expectations. Such activities often require substantial expenditure on exploration drilling to determine the presence, extent and grade (metal content) of mineralised material. Following, and in parallel with, ongoing exploration activities, AngloGold Ashanti undertakes project studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes.
Once mineralisation is discovered, it may take several years to determine whether an adequate Mineral Resource and Mineral
Reserve exists, during which time the economic viability of the project may change due to fluctuations in factors that affect both revenue and costs, including, but not limited to:
•delineation and definition of grade, tonnages and continuity of the mineralisation;
•metallurgical recovery rates of gold and other metals from the ore;
•prevailing and anticipated prices of metals and other commodities, including gold, silver, copper and related by-
products;
•prevailing and anticipated local or foreign currency exchange rates;
•applicable regulatory requirements, including those relating to environmental or health and safety matters;
•the required return on investment as based on the cost and availability of capital; and
•capital expenditure and cash operating costs (which may be impacted by inflation).
These estimates depend on assumptions available during a particular project phase, which may change. Mineral Resource and
Mineral Reserve estimates are appropriate for the level of study, are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available current and historical sampling results. Further exploration and project studies may result in new data becoming available that may change previous or historical Mineral Reserve estimates and impact a project’s technical and economic viability. Additionally, changes in the forecast prices of commodities, exchange rates, production costs or metallurgical recovery rates, among other inputs, may change the economic viability of the Mineral Reserve, resulting in revisions to previous or historical Mineral Reserve estimates.

These revisions, as well as changes in life-of-mine estimates could also impact depreciation and amortisation rates, asset carrying values and/or estimates for closure, restoration and environmental rehabilitation costs.
AngloGold Ashanti undertakes annual revisions to its Mineral Reserve estimates based upon ongoing exploration and production results, depletion, new geological/geotechnical information, model revisions, revised mine planning, and fluctuations in production, forecasts of commodity prices, economic assumptions and operating and other costs as well as asset sales and acquisitions. These factors may result in reductions in Mineral Reserve estimates, which could adversely affect life-of-mine plans, the value of AngloGold Ashanti’s mining asset base, and the Company’s financial performance, financial condition and prospects.
Mining is inherently hazardous and events may occur that adversely impact the environment, the health, safety or security of workers or the local community, or the Company’s operations, production, cash flows and overall profitability.
Gold mining operations are subject to risks of hazards and other events that may adversely impact AngloGold Ashanti’s ability to produce gold and meet production and cost targets. These hazards and events include, but are not limited to:
•accidents or incidents, including due to human error, during exploration, production, drilling, blasting or transportation resulting in injury, disease, loss of life, mass casualties or damage to equipment or infrastructure;
•air, land and water pollution;
•social or community disputes, interventions or unrest;
•security, environmental or safety incidents, including as the result of the activities of artisanal or illegal miners, political instability, or terrorism;
•surface or underground fires or explosions;
•labour force disputes and disruptions;
•loss of information integrity or data;
•mechanical failure or breakdowns and ageing infrastructure;
•failure of unproven or evolving technologies;
•unusual or unexpected geological formations and/or ground conditions, including lack of mineable face length and ore-
pass blockages;
•fall-of-ground accidents in underground operations, cave-ins, sinkholes, subsidence, rock falls, rock bursts or landslides;
•failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings facilities;
•flooding or inundation of mine pits;
•safety-related stoppages;
•seismic activity; and
•other natural phenomena, such as floods, droughts, wildfires or weather conditions, potentially exacerbated by climate change.
AngloGold Ashanti has been and may in the future be impacted by these or other, as now unknown, hazards and adverse conditions. For example, a fall-of-ground incident at Obuasi in 2023, significant rainfall resulting in flooding at the Australian operations (particularly at Tropicana) in 2024 and the tragic fatality in May 2024 at Geita when a light motor vehicle overturned adversely impacted gold production and the Company’s total operating costs. Additionally, incidents may occur at operations in which AngloGold Ashanti is invested but does not control, responsibility for which may be imputed to, or otherwise impact, the
Company, either directly or indirectly. For example, two employees were fatally injured in 2025 in two separate incidents at Kibali in the DRC, which is co-owned by AngloGold Ashanti but operated by Barrick Mining Corporation (“Barrick”).
Any of these or other hazards or events could, individually or in the aggregate, have a material adverse effect on AngloGold
Ashanti’s results of operations and financial condition.
Mining operations and projects are vulnerable to supply chain disruptions and transportation delays.
AngloGold Ashanti’s operations and development projects depend heavily on the availability, delivery timing and transportation of strategic spares, critical consumables, mining equipment or metallurgical plant. However, AngloGold Ashanti has limited, if any, influence over third-party manufacturers and suppliers. AngloGold Ashanti may experience, and has in the past experienced, shortages, increased lead times, or transportation disruptions in the delivery of these items, forcing the Company to suspend some of its operations and adversely impacting its results of operations and financial condition, which impact may be significant.
In certain cases, there are a limited number of suppliers for certain necessary parts, equipment and materials who command superior bargaining power relative to AngloGold Ashanti. The Company also faces competition from other mining companies or related businesses for specialized equipment, components and supplies necessary for its exploration, development and mining operations. AngloGold Ashanti could therefore at times face limited supply or increased lead time in the delivery of such items, as it has in the past, particularly as production capacity in the global mining industry expands in response to increased demand for commodities. Shortages in essential commodities, including, for example, ammonium nitrate, have resulted in unanticipated price increases and production delays and shortfalls, resulting in both increased operating costs and capital expenditure necessary to maintain and develop mining operations.
Furthermore, supply chains and rates can be impacted by a number of factors outside of the Company’s control, including import restrictions, natural disasters, severe weather, civil or political unrest, armed conflicts or wars, strikes, theft, fires or outbreaks of infectious diseases or other public health threats. Any of these events, individually or in conjunction with actions taken by governments in response thereto or a fear of any of the foregoing, could adversely impact AngloGold Ashanti’s operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns. For example, governments can impose significant restrictions on the movement of goods, services and persons (including travel), including nationwide lockdowns of businesses and their citizens (quarantine) and even temporary suspension of mining activities, as was done in response to the COVID-19 outbreak in recent years.  In addition, such restrictions could also be imposed, and have been imposed in the past, in the event of Ebola, Marburg or monkeypox virus outbreaks. Such disruptions could result in, and in the past have resulted in, extended lead times in supply and distribution networks, as well as the exercise of force majeure measures, the impacts of which could eventually result in stoppage of mining operations. They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. In addition, restrictions in travel, including air travel, and border access may impact, and in the past have impacted, AngloGold Ashanti’s ability to source and transport goods and services required to operate mines, transport gold doré
to refineries and ship refined gold from refineries as well as increase the cost of such operations. AngloGold Ashanti cannot guarantee that its crisis management measures will be adequate to prevent disruptions in its supply chain and operations, or that its financial condition and results of operations will not be adversely impacted by any such potential event.
AngloGold Ashanti’s procurement policy is to source mining, processing equipment and consumables from suppliers that meet its corporate values and ethical standards. Although AngloGold Ashanti monitors and assesses suppliers on their governance conduct, the Company may fail to identify actual instances of unethical conduct by those suppliers or other activities that are inconsistent with its values and standards. In certain locations, where only a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times. AngloGold Ashanti’s efforts to monitor supply chain activities, including freight and logistics routes, and its engagement with its suppliers to identify potential disruptions to source materials or equipment, may not be sufficient to avoid disruptions that could have a material adverse effect on AngloGold Ashanti’s business or operations.
Additionally, AngloGold Ashanti is restricted to local suppliers under the laws and regulations of some of the jurisdictions in which the Company operates. For example, under recent changes to Tanzanian law, certain goods and services, including contract-
mining services, are reserved exclusively to indigenous Tanzanian companies that are wholly owned by Tanzanian citizens.
Localisation restrictions may significantly impact the ability of the Company to competitively source certain goods and services, or utilize existing supply chain relationships, which may increase costs or cause operational disruptions.
AngloGold Ashanti is increasingly expected to provide benefits and mitigate adverse impacts to communities affected by its operations.
As a result of concerns about the perceived ill effects of economic globalisation and resource extraction activities, large multinational mining corporations, as well as other businesses, face increasing public scrutiny of their business activities and operations. Such pressures tend to be particularly targeted towards companies whose activities are perceived to have, or have had, a high impact on the social and physical environment. Mining companies in particular are under increasing pressure to demonstrate that, whilst they seek a satisfactory return on investment for shareholders, other social partners, including employees, host communities and, more broadly, the countries in which they operate, also benefit from their commercial activities. Failure to do so can result in legal suits, additional costs to address social or environmental impacts of operations, investor disinvestment, and loss of “social licence to operate”, any of which individually or in the aggregate could adversely impact AngloGold Ashanti’s reputation and financial condition.
AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for communities and governments. If AngloGold Ashanti fails, or is perceived to be failing, to create sufficient social and economic benefit, adverse publicity may result in or exacerbate reputational damage, active community opposition, allegations of human rights abuses, legal suits and shareholder divestiture. Social media and other web-based tools to share user-generated content further increase the potential scope and force of public scrutiny. The cost of measures to address negative publicity, or to promote issues relating to the sustainable development and operation of mining projects, could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact on AngloGold Ashanti’s reputation, results of operations and financial condition.
Mining projects, including exploration sites, are often located at or near existing towns and villages, natural waterways and other infrastructure or natural resources. The current, historical and potential future environmental and health impacts of dust generation or other air quality issues, waste storage, surface or ground water quality or water supply shortages may be directly adverse to those communities. Accordingly, poor operational or management practices, whether actual or perceived, or, in particular, adverse changes in the supply or quality of water or failure to mitigate other impacts to the environment in the areas where AngloGold Ashanti’s mining operations are located, can result in governments, community groups, NGOs and institutional investors raising concerns or commencing litigation, community protest, or regulatory sanctions against AngloGold Ashanti. For example, popular consultations prompted by these concerns have been held in the past in the Colombian municipalities of
Piedras and Cajamarca in the Tolima department to oppose mining activities in those areas. Furthermore, a consolidated class action with respect to the La Colosa project is currently pending before the Council of State of Colombia with respect to the impact of the project on the environment. See “Item 8A: Legal Proceedings—Colombia”. Failure to address, mitigate or engage with these stakeholders on environmental, health and sustainability concerns could ultimately lead to the withdrawal of, or failure to obtain, community and government support for Company operations and projects. If AngloGold Ashanti is unsuccessful in securing or maintaining support from local communities and governments for its projects, or groups opposed to mining successfully pursue mechanisms to block planned exploration or extraction activities, there could be an adverse impact on
AngloGold Ashanti’s reputation, access to supplies, its ability to develop its mining concessions, and its results of operations and financial condition.

AngloGold Ashanti’s access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Access to land, which from time to time necessitates resettlement of communities, and land use is of critical importance to the Company for exploration and mining, as well as for ancillary infrastructure. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices, and compensation remains a significant area of concern at Siguiri in Guinea, Geita in Tanzania and Iduapriem and Obuasi in Ghana. Furthermore,
AngloGold Ashanti continues to experience strained relationships with certain of its host communities, which may pose reputational risks, including public criticism in Tanzania, Ghana and Guinea with respect to its land resettlement practices.
Delays in projects as well as increased costs attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production. Where consultation with stakeholders is statutorily or otherwise mandated and relations do not remain amicable, disputes may lead to reduced access to properties or delays in operations.
AngloGold Ashanti’s operations are vulnerable to infrastructure constraints.
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to AngloGold Ashanti’s business operations and affect capital and operating costs. These infrastructures and services are often provided by third parties whose operational activities are outside the control of the Company.
Interferences in the maintenance or provision of infrastructure, including unusual weather phenomena, sabotage and social unrest could impede AngloGold Ashanti’s ability to maintain its expected mining and production schedule and adversely affect its business, results of operations and financial condition.
Establishing infrastructure for AngloGold Ashanti’s development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary cooperation from national and regional governments, none of which can be assured. AngloGold Ashanti has operations or potential development projects in countries where government-provided infrastructure is inadequate and regulatory regimes for access to infrastructure are uncertain, which could adversely impact the efficient operation and expansion of its business. For example, the instability of the public power supply to Geita provided by the
Tanzania Electric Supply Company Limited (TANESCO) requires the Company to simultaneously maintain its own diesel generation power supply, resulting in duplication of costs to ensure consistent energy supply is available for the operation.
AngloGold Ashanti may not secure and maintain access to adequate infrastructure in the future, or it may not do so on reasonable terms, which may adversely affect AngloGold Ashanti’s business, results of operations and financial condition.
AngloGold Ashanti faces strong competition which has recently intensified due to industry consolidation as well as the favourable commodity price environment.
AngloGold Ashanti competes with other mining companies, external investors and individuals for the acquisition of mining and exploration assets, for mining claims and leases on exploration properties. Some of these competitors have greater financial resources, operational experience and technical capabilities than AngloGold Ashanti and are lower on the industry cost curve or have lower cost of capital and better access to scarce capital than AngloGold Ashanti. Competition may increase AngloGold
Ashanti’s cost of acquiring suitable claims, properties and assets, which could have a material adverse effect on its financial condition and results of operations.
Due to a declining rate of discovery of new gold deposits in recent years and industry consolidation, AngloGold Ashanti faces increased competition for the acquisition of exploration and development projects, as well as operating mines which meet
AngloGold Ashanti’s investment criteria. AngloGold Ashanti’s decision to acquire assets is based on a variety of factors, including historical operating and production results, estimates, forecasts and assumptions regarding potential Mineral Resource and
Mineral Reserve, as well as capital and operating expenditure, and takes into account gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant asset. Such factors involve varying degrees of uncertainty and could have an impact on the Company’s revenue, cash and other operating costs, as well as the process used to estimate the relevant Mineral Reserve. While AngloGold Ashanti may, from time to time, evaluate potential acquisition opportunities, there can be no guarantee that the Company will ultimately undertake any acquisition, or that any such acquisition will be profitable.
Recently, the consolidation of the mining industry has accelerated due to the favourable commodity price environment, which has led to strong cash flows among industry participants, and has attracted new investors to the sector. In this regard, many of
AngloGold Ashanti’s competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships, and new competitors have emerged. Similar consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving AngloGold Ashanti’s competitors may benefit from greater economies of scale as well as significantly larger, more diversified, lower cost and higher quality asset bases than AngloGold
Ashanti. In addition, following such transactions certain of AngloGold Ashanti’s competitors may decide to sell specific mining assets, increasing the availability of such assets in the market, which could adversely impact any sale process that AngloGold
Ashanti may undertake at the same time, including such sales processes taking longer to complete or not completing at all or not realising the full value of the assets being disposed of. Such developments may adversely affect AngloGold Ashanti’s business, operating results and financial condition.

Risks Related to AngloGold Ashanti’s Operations and Business
AngloGold Ashanti’s mineral deposits, Mineral Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly.
Any existing and new mining, exploration operations and projects that AngloGold Ashanti carries out are subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of Mineral
Reserve, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters. In addition, some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing, or have experienced in the past, social and political instability as well as economic uncertainty. Based on the Company’s past experience, political, tax and economic laws and policies in countries in which AngloGold Ashanti operates can change rapidly, and increased socio-political tension, hyper-
inflation and currency devaluation, and incidents at other companies’ mining operations, among other factors, can greatly increase the country risk of jurisdictions in which the Company operates. Additionally, political influence or administrations may delay or hinder strategic imperatives of the Company, including cost rationalisation, particularly in the areas of procurement and labour. As mining assets are fixed and largely immovable, the adverse impacts of any such changes may be unavoidable, material and immediate.
If, in one or more of the countries in which it operates, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within timeframes that make such plans and operations economically viable, or if the applicable legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws or regimes change materially, or if changes in governing political authorities result in amendments to such laws and regimes, there could be a material adverse effect on AngloGold
Ashanti’s operating results, financial condition, and, in extreme situations, on the viability of an operation. See “—AngloGold
Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” below and “Item 4B: Business Overview—The Regulatory
Environment Enabling AngloGold Ashanti to Mine”.
In many of the countries in which AngloGold Ashanti operates, there is an ongoing focus by governments seeking greater economic benefit and increased financial and social benefits from extractive industries, particularly mining. This entails the review of mining codes and stability agreements, which were in many cases designed under particular economic conditions, and the formulation or amendment of laws, policies and regulations relating to issues such as mineral rights and asset ownership, royalties, taxation and taxation disputes, “windfall” or “super” taxation, non-recovery of taxation refunds, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings. The laws, policies and regulations are increasingly uncertain, changing and generally require progressively higher payments to governments, notably in the form of increased royalties and taxes, mandated beneficiation, export levies and increasing or retaining state or national ownership of resources (including by way of free-carried interests in mining companies for governments). Particularly, as a result of the sustained higher gold price, governments are increasingly modifying, or proposing modifications, to royalty and tax structures to capture increased revenue through increased base royalties or sliding-scale structures. For example, in December 2025, the government of Ghana introduced an increased sliding-scale royalty framework on gold, which went into effect in March 2026.
See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Ghana”.
Certain countries in which AngloGold Ashanti operates have increased, or may increase, scrutiny of long-term mining stability agreements, including Ghana. Any future amendments to the mining codes of the countries in which AngloGold Ashanti operates or attempts to renegotiate, cancel, refuse to renew or even abolish its existing mining conventions in such countries could have further adverse effects on its financial condition and results of operations. Furthermore, changes to the fiscal terms governing
AngloGold Ashanti’s operations may have a material adverse impact on its results of operations or financial condition, threaten the viability of existing operations, and discourage future investments in certain jurisdictions. This may therefore have an adverse impact on AngloGold Ashanti’s ability to access new assets and potentially reduce future growth opportunities. For example, in
July 2017, the government of Tanzania enacted new legislation which purports to make a number of changes, including provisions for state participation, to the operating environment for Tanzania’s extractive industries, including its mining sector.
Further legislation regarding state participation was enacted by the Tanzanian government in 2022. See “Item 4B: Business
Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—Tanzania”.
AngloGold Ashanti is also subject to an uncertain tax environment, with increased taxes expected in most countries of operation.
Changes in tax laws could result in higher tax expense and payments and could materially impact AngloGold Ashanti’s tax receivables and liabilities, as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions in which AngloGold Ashanti operates could limit its ability to enforce its rights. The interpretation and application of tax rules by tax authorities and courts in the countries in which the Company operates may be uncertain and unpredictable and could result in higher tax expense and payments than anticipated, even if such tax exposure is considered to be remote by the
Company. Further interpretations or developments of tax regimes may affect the Company’s tax liabilities, return on investments and business operations. Additionally, AngloGold Ashanti is regularly the subject of tax audits in its various jurisdictions of operation. For example, the Tanzania Revenue Authority (“TRA”) has raised audit findings on various tax matters in relation to fiscal years 2009 to 2023, which AngloGold Ashanti has challenged through applicable administrative and judicial processes. The
Company is currently in discussions with the TRA to settle all outstanding disputed amounts, which were estimated at $451 million at 31 December 2025 (2024: $449 million). For information on additional tax-related disputes, see “Item 8A: Legal
Proceedings—Tax matters”.

In addition, AngloGold Ashanti is due refunds of input tax and fuel duties in Guinea, DRC and Tanzania, which have remained outstanding for periods longer than those provided for in the respective statutes. While the Company has been successful in reaching agreements for various refunds in some of those jurisdictions in the past, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of AngloGold Ashanti’s remaining tax-related receivables. For information on such tax-related receivables, see “Item 4B: Business Overview—The Regulatory Environment
Enabling AngloGold Ashanti to Mine—Africa Region”. It is not certain when or whether AngloGold Ashanti will be refunded all tax-
related amounts due from any government.
In addition, governmental authorities, whether tax, judicial or other, may also issue claims against the Company or its operations, which may be unfounded and without merit, involving substantial penalties and interest. For example, in the DRC, Kibali
Goldmines S.A., which owns and operates the Kibali gold mine, has received several claims from the DRC customs and fiscal authorities regarding customs duties, VAT and other fiscal issues in the past few years. While these claims have been resolved or settled, including through the use of VAT offsets, there is no guarantee that additional claims will not arise in the future.
AngloGold Ashanti’s inability to resolve such claims and other tax disputes favourably or to enforce its rights, may have a material adverse impact on its financial performance, cash flow and results of operations.
The countries in which AngloGold Ashanti operates may also introduce export restrictions, exchange controls, impose restrictions to source materials and services locally, or impose other similar restrictions that hinder foreign companies’ operations within such countries and could have a material adverse impact on the Company’s results of operations and financial condition. For example, in 2017, the Tanzanian government announced an immediate ban on gold, silver, copper and nickel ore exports, in an attempt to ensure that mineral value-addition activities would be carried out in-country. In 2018, the DRC government imposed new exchange control rules, as part of its reform of the DRC’s mining code, which resulted in AngloGold Ashanti’s inability to repatriate cash from its DRC operations. The Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $110 million (2024: $39 million) at 31 December 2025. In 2019, the Argentinean government re-introduced various foreign exchange and export controls. Cerro Vanguardia S.A. (“CVSA”) had a cash balance equivalent to $97 million (2024: equivalent to $134 million) at 31 December 2025, which cash remains available for CVSA’s operational and exploration requirements. AngloGold Ashanti’s temporary or permanent inability to repatriate cash from the countries in which AngloGold Ashanti operates could have a material adverse effect on the Company’s results of operations and financial condition. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine”.
In December 2021, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) released Model Global
Anti-Base Erosion rules under Pillar Two (the “Model Rules”), outlining a framework for a global minimum tax rate of 15% for multinational companies with consolidated group revenues of at least €750 million. In response to this, the UK has implemented legislation that broadly aligns with the Model Rules, effective for AngloGold Ashanti from 2024, pursuant to which AngloGold
Ashanti is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate (per jurisdiction) and the global minimum tax rate of 15%. As a result, AngloGold Ashanti will be subject to additional reporting requirements and may be subject to additional tax in the UK if the tax liability in any of the countries that it operates in falls below the minimum rate. AngloGold
Ashanti has recognised an estimated current tax expense relating to Pillar Two which amounted to $1 million for the financial year ended 31 December 2025 (2024: $6 million).
AngloGold Ashanti’s Mineral Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries.
Mining is a long-term activity and assets may be located in jurisdictions with elevated risk. Political instability and the resulting unstable business environment in such countries may discourage future investment in those jurisdictions, and may have an adverse impact on AngloGold Ashanti’s ability to access new assets, potentially reducing growth opportunities. Some of
AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that are experiencing political and economic instability and other uncertainty. For example, in the past, military coups have taken place in some of the jurisdictions in which AngloGold Ashanti operates. In addition, allegations of corruption in Brazil, the DRC and Guinea against top political and industry leaders have increased political instability and distrust. Efforts at political and economic reforms in such countries may lead to increased instability. Furthermore, elections in the countries in which AngloGold Ashanti operates may be accompanied by social, political and economic uncertainty and instability, as was experienced at the Geita mine with the national elections in Tanzania in October 2025. Following the elections, Tanzania experienced significant public unrest, which resulted in roadblocks and curfews being established across the country. These roadblocks and curfews impacted the ability to safely transport people and consumables to and from the Geita site, resulting in the temporary shutdown of mining and processing operations and a loss of production at Geita. Further public unrest arose in the weeks leading up to Tanzania’s Independence
Day in December 2025, resulting in additional operational slowdowns and related loss of production. High levels of unemployment, poverty and inequality remain in these countries, further increasing the risk of social instability that will continue to negatively impact their economies, business and the mining industry.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC,
Guinea, Ghana, Tanzania, Colombia and Brazil, have in the past experienced, and in certain cases continue to experience, a difficult security environment. In particular, various illegal groups active in regions in which the Company is present may pose a credible threat of organised crime, military repression, terrorism, civil unrest and disturbances, sabotage, extortion and kidnapping, which could have an adverse effect on its operations in these and other regions. Attacks on mining companies (for example, attacks targeting gold rooms where smelted gold bars are stored before being transported to other facilities and during transport) have also been occurring over the last couple of years, especially in South America and Africa, and the risk of future attacks remains a threat and could adversely affect the Company’s activities. In the event that continued instability or compromised security in any of the Company’s countries of operations compromise the Company’s security or business principles, AngloGold Ashanti may withdraw from any such countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti’s results of operations and financial condition.
Occupational health diseases and infectious diseases may result in significant potential costs and liabilities for the
Company.
For employees within AngloGold Ashanti’s operations, the primary areas of focus in respect of occupational health are noise-
induced hearing loss and occupational lung diseases (“OLD”), which include pulmonary diseases, such as tuberculosis, and silicosis in individuals exposed to silica dust. If the costs associated with providing occupational health services, implementing dust control measures or supplying protective equipment increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on AngloGold Ashanti’s results of operations and financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the Company’s reputation. From time to time, the Company has been, and may in the future be, subject to claims with respect to alleged OLD, including class action litigation. AngloGold
Ashanti may be subject to significant liabilities as a result of such litigation, and any final settlement amount, costs and expenditures may differ materially from estimates made by the Company depending on various factors, including, but not limited to, the number and profile of eligible claimants. For example, the Company retained certain settlement obligations relating to
OLD class action litigation by South African employees following the sale of the Company’s South African operating assets to
Harmony in 2020. See “Item 18: Financial Statements—Note 26—Environmental rehabilitation and other provisions”.
AngloGold Ashanti operates mines in regions that have experienced serious infectious disease outbreaks of public health concern and resulting deaths, which may have an adverse effect on the Company’s results of operations and financial condition.
For example, Ebola outbreaks have impacted Guinea in 2021, the DRC in 2021 and 2022, and Uganda (which borders Tanzania and the DRC) in 2023. Tanzania also experienced an outbreak of Marburg disease between March 2023 and June 2023. Malaria and other tropical diseases, as well as HIV/AIDS infections, also pose significant health risks at all of the Company’s operations in Central, West and East Africa. Depending on the nature and severity of an outbreak, national or state governments in some countries could declare a state of emergency empowering such governments to take actions or impose restrictions to contain any outbreak that otherwise would not be permitted under the applicable legal and regulatory framework. Governments could also impose certain restrictions on travel or business activities as protective measures, including nationwide lockdowns
(quarantine), which may disrupt, and have disrupted in the past, the Company’s activities and operations or even lead, and have led in the past, to a full or partial shutdown of the Company’s mining operations in those countries. Any such emergency governmental action may have a material adverse effect on AngloGold Ashanti’s operating and financial results, which may result in a negative impact on the Company’s cash flows, funding requirements and overall liquidity.
Beyond government responses, such diseases and outbreaks may significantly impair, and have in the past significantly impaired, the health or mobility of the Company’s labour force and, as a result, AngloGold Ashanti’s ability to maintain its production levels or operations. The possible emergence, or re-emergence, of various infectious diseases (such as COVID-19,
Ebola, Marburg or monkeypox) may lead to excessive absenteeism in, or travel restrictions impacting, the Company’s workforce or may cause operational disruptions, including a halt or significant slowdown in mining operations, and AngloGold Ashanti may incur significant costs in addressing these issues in the future. Such public health crises are also a threat to the stability of some of the countries in which AngloGold Ashanti operates, where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively, in particular with respect to prolonged or sustained outbreaks.
Additionally, AngloGold Ashanti retained the legal and financial obligations in respect of a historical post-retirement medical scheme for certain South African employees and their dependents following the sale of the Company’s South African operating assets to Harmony in 2020. If the required contribution costs ultimately exceed the estimates on which the recorded provision is based, the additional costs incurred by the Company may have a material adverse effect on AngloGold Ashanti’s financial position. For further information, see “Item 18: Financial Statements—Note 27—Provision for pension and post-retirement benefits”.
AngloGold Ashanti competes with other companies, both within and outside of the mining industry, to attract and retain key human resources with critical skills.
AngloGold Ashanti competes on a global basis with mining and other companies to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to operate and supervise its business. This is exacerbated by the global shortage of persons with critical mining skills, including geologists, mining engineers, metallurgists and skilled artisans, the significant decrease in enrolments in higher education programmes focused on mining qualifications globally, and the often remote locations of mining operations. Changes in taxation and the regulatory environment where AngloGold Ashanti operates may also impact the Company’s ability to attract and retain key personnel, especially those from abroad. For example, it has become progressively more difficult to secure work permits for AngloGold Ashanti’s expatriate workforce in Tanzania as a result of increased pressure for localisation of labour, which, if it continues, may have an adverse impact on the Company’s operations in Tanzania. Similar impacts may occur elsewhere, with certain jurisdictions, such as
Ghana, also adopting local content and local participation policies.
The Company may incur significant costs to develop talent, capacity and expertise across its global operations. Despite
AngloGold Ashanti’s investments, the Company may not be able to retain and attract sufficient skilled and experienced employees in all areas of the business. Should it fail to do so or lose any of its key personnel with critical skills, business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti’s results of operations and financial condition. Additionally, AngloGold Ashanti’s success depends largely upon the continued service of its senior management, including, among others, its executive officers at both the corporate and operational levels and the general managers at its mines. The inability of AngloGold Ashanti to retain its senior management could disrupt operations and may have a material adverse effect on its business, results of operations and financial condition. In addition, the loss of one or more members of the senior management team could lead to the departures of other members of the management team.
The Company is subject to significant labour costs and regulatory compliance obligations.
Labour costs represent a substantial proportion of the Company’s total operating costs. Absent any simultaneous increase in productivity, any change to the Company’s wage agreements or other factors that could increase labour costs may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
AngloGold Ashanti’s results may be further impaired if the Company incurs penalties for failing to meet standards set by labour laws regarding workers’ rights or incurs costs to comply with new labour laws, rules and regulations. For example, Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of
Ghanaian companies. Under recent changes to Tanzanian law, certain goods and services, including contract-mining services, are reserved exclusively to indigenous Tanzanian companies that are wholly owned by Tanzanian citizens. Penalties and compliance costs, as well as increased costs due to laws and regulations less favourable to employers, could have a material adverse effect on the Company’s results of operations and financial condition.
The use of contractors at certain of the Company’s operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increased mining costs.
AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants, as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations. In the past, AngloGold Ashanti has experienced disputes with its contractors after the termination of the contractual relationship or the sale of the applicable mine, and any such disputes may also arise in the future.
AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Such instances have occurred in the past. Increases in contract mining rates, in the absence of associated productivity increases, may also have an adverse impact on the Company’s results of operations and financial condition.
In addition, AngloGold Ashanti has reduced control over those aspects of operations which are the responsibility of contractors.
Their failure to comply with applicable legal, human rights and regulatory requirements, or their inability to manage their workforce or provide high quality services or a high level of productivity, could adversely affect AngloGold Ashanti’s reputation, results of operations and financial condition, and may result in the Company’s incurrence of liability to third parties due to the actions of contractors.
Labour unrest, activism and disruptions (including protracted stoppages) could adversely impact AngloGold Ashanti’s operations.
AngloGold Ashanti’s employees in Ghana, Guinea, Tanzania, Brazil and Argentina are highly unionised and unions are active at some of the Company’s other operations. Trade unions working with communities and NGOs, therefore, have a significant impact on the general labour relations environment, including labour relations at an operational level and operational stability at times. Unions are characterised by their robust engagement with the Company, both in the context of existing collective bargaining structures to improve and advance conditions of employment, and in the context of changing economic conditions, downsizing and downscaling of operations. These factors expose the Company’s operations to potential strike action and work stoppages. Future disruptions, strikes, and protest actions cannot be excluded and could have a material adverse effect on
AngloGold Ashanti’s results of operations and financial condition, especially if these actions have a long duration.
Unions are also increasingly affiliated with global union federations and championing broader political, economic and social issues, such as GHG emissions, environmental issues, health and safety, human rights, job losses, unemployment and restructuring, gender and inclusion issues, and migrant labour, as rallying points. Any labour unrest and disruptions caused by such international trade unions, including rolling mass action, picketing, protests and community involvement, may create safety, security and other related risks to the Company and its assets.
Artisanal and illegal mining occurs on AngloGold Ashanti’s properties, which can disrupt the Company’s business, have adverse environmental, health, safety and security impacts, and expose the Company to liability.
Intrusions onto AngloGold Ashanti’s tenement and operational areas, including artisanal and illegal mining-related activities in particular, continue to be a challenge. Artisanal and illegal small-scale mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor safety practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply and distribution chains. These misconceptions have a negative impact on the reputation of the industry.
Artisanal and illegal miners are active on, or adjacent to, at least nine of AngloGold Ashanti’s properties, mainly in Guinea,
Ghana, Tanzania, Egypt and Brazil. These external mining activities at times have resulted in, and may in the future lead to, interference with the Company’s operations and can result in conflicts that present a security threat to property as well as a threat to human safety and life. To date, the most significant security challenges have occurred in Guinea, Ghana and Tanzania in areas with endemic poverty and high levels of unemployment. If the security environment surrounding AngloGold Ashanti’s operations that are most exposed to these challenges deteriorates, employee, third party and community member injuries and fatalities could increase. Any such increase could disrupt the Company’s operations in certain mines and adversely affect its reputation, results of operations and financial condition. In some instances, risk assessments categorise threats as serious enough to require resorting to public security forces, such as national police or military units, on a near-permanent basis. For example, in January 2025, a large group of armed, illegal miners attempted to forcibly gain unauthorised access to the fenced operational area of the Obuasi mining concession. The Ghanaian military responded in an effort to restore security and, in an armed confrontation that followed, nine illegal miners were fatally injured. The Company suspended production at Obuasi for more than a week to reduce risk to the safety of its employees amidst unrest in the aftermath of the incident. In general, the higher gold price environment during 2025 has led to an increase in artisanal and illegal mining activity, including around certain of AngloGold Ashanti’s properties.
The activities of the illegal miners, which include theft and shrinkage, have resulted in and could in the future  cause damage to
AngloGold Ashanti’s properties, as well as impacts to surface water, pollution, disruptions to previously rehabilitated areas, underground fires, or, as the result of security interventions or poor safety practices by the illegal miners, personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could also result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomical. The presence of illegal miners could lead, and has in the past led, to project delays and disputes regarding the development or operation of commercial gold deposits, and may increase expectations and demands to relinquish land for other economic development, or to support host communities through, for example, the formalisation of artisanal mining activities. In addition, illegal mining could lead, and has in the past led, to an increase in the level of organisation and funding of criminal activity around some of the Company’s operations and the influence of organised crime in illegal mining is increasing. More generally, illegal mining and theft could also result in lost gold production, a reduction in Mineral Reserve, mine stoppages, and the Company’s inability to manage its interaction with artisanal and small-scale (including illegal) miners may have other material adverse effects on AngloGold Ashanti’s results of operations or financial condition.
AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights.
AngloGold Ashanti’s right to own and develop Mineral Reserve and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects, the formulation or implementation of which may be unpredictable. Changes in laws relating to mineral rights, ownership of mining assets and the right to prospect and mine in certain areas or at all, and in extreme cases, nationalisation, expropriation or nullification of existing concessions, licences, permits, agreements and contracts, may have a significant impact on the Company’s ability to operate and its financial condition. See “Item 4B: Business Overview—The
Regulatory Environment Enabling AngloGold Ashanti to Mine”. In addition, there may be, and in some cases are, discrepancies or potential discrepancies between the mining rights AngloGold Ashanti believes it has and the mining rights that the relevant government authority considers have been granted (including in relation to the duration of such mining rights).
Some of AngloGold Ashanti’s mining concessions, authorisations, licences and permits are subject to expiry, limitations or restrictions on renewal or extension and various other risks and uncertainties. Obtaining, renewing and extending such mining concessions, authorisations, licences and permits may be costly or time-consuming, subject to the discretion of governments or require the cooperation or consent of such governments or other stakeholders. There is no guarantee that mining concessions, authorisations, licences or permits will be issued, granted or approved on favourable terms, in a timely manner or at all, and project implementation delays could result in mining concessions, authorisations, licences and permits not being obtained or renewed and the resulting loss of mining rights. For example, in Guinea, a renewal request for the Siguiri mining concession, which was filed in February 2022, remains pending. Furthermore, in Egypt, an extension of the exploitation lease for the Sukari mine upon expiry of the initial exploitation period may not be guaranteed and will require cooperation and consent from the
Egyptian government.  In addition, any dispute with governments or other stakeholders, including labour unions, involving one of
AngloGold Ashanti’s operations, as a result of rationalisation efforts or otherwise, could negatively affect AngloGold Ashanti’s relationship with such government or stakeholders in respect of other operations within the same country, which could result in adverse consequences, including unfavourable regulatory action, claims and possible impacts on the issuance or continued
authorisation of the Company’s applicable mining concessions, authorisations, licences or permits. Such adverse consequences could be exacerbated due to the holding company structure of AngloGold Ashanti’s subsidiaries in some of the countries in which it operates. See “Item 8A: Legal Proceedings”. See also “Item 4B: Business Overview—The Regulatory Environment Enabling
AngloGold Ashanti to Mine”.  In particular, AngloGold Ashanti’s projects in Colombia have been, and continue to be, adversely impacted by a number of legislative and regulatory actions undertaken by the Colombian government in the past decade that have prevented AngloGold Ashanti from undertaking planned exploration or development activities at its La Colosa and
Quebradona projects. See “—AngloGold Ashanti is subject to risks and uncertainties related to the operation and development of existing and new mining projects” above.
If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations, or comply with all laws, regulations or requirements, or do so within timeframes that make such plans and operations economically viable; if the laws impacting the Company’s ownership of its mineral rights or the right to prospect or mine change materially; or if governments increase their ownership in the mines or nationalise them, AngloGold
Ashanti’s results of operations and financial condition could be materially adversely affected. AngloGold Ashanti may also prove unable to deliver on production targets or on the timely, cost-effective and successful execution, including ramping-up, of key capital projects. In addition, such challenges and difficulties may negatively affect the outcome of the Company’s project studies, which could, in some cases, lead to a reduction in its Mineral Resource and Mineral Reserve, which may be significant.
Furthermore, AngloGold Ashanti’s insurance does not cover most losses caused by the risks described in this section. See “—
The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability” below.
Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge.
AngloGold Ashanti has operations in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. Certain of AngloGold Ashanti’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders or any legal challenges by such stakeholders to AngloGold Ashanti’s title to its properties may have a material adverse impact on its ability to develop or operate its mining interests. Title legislation is complex and difficult to predict and disputes or failure to maintain title could negatively affect the business results of new or existing projects.
For example, the Nangaanya-ku native title claim group previously initiated legal proceedings before the Federal Court of
Australia against the state of Western Australia claiming inter alia that the consolidated mining lease for Tropicana (M39/1096)
was invalid due to an alleged failure by the state of Western Australia to comply with certain procedural requirements of the
Australian Native Title Act 1993 (Cth) during the consolidation process. AngloGold Ashanti was joined as a party to such legal proceedings for the sole purpose of responding to the claim regarding the validity of the Tropicana mining lease. In July 2024, the
Court ruled in favour of AngloGold Ashanti, finding that the lease had been validly granted, which decision was subsequently confirmed on appeal in November 2025. In December 2025, the applicant filed an application for special leave to appeal to the
High Court of Australia, which was refused by the High Court on 12 March 2026, thereby marking the end of the legal proceedings with respect to the validity of the Tropicana mining lease. Similar claims may be made in the future in respect of the
Company’s mining claims in various jurisdictions, and there can be no guarantee that the Company will achieve similar, or positive, outcomes in future litigation, and any negative findings may significantly impact the operations or financial condition of the Company.
Title to AngloGold Ashanti’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title insurance generally is not available, and title review does not necessarily preclude third parties from contesting ownership. The precise area and location of the Company’s claims may be in doubt and concessions granted under various titles in a single area may turn out not to be perfectly contiguous, leaving title to areas between concessions open to challenge. Accordingly,
AngloGold Ashanti’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. Further, title to the Company’s properties depends in some cases upon compliance with complex statutes and regulations, including those imposing periodic claim maintenance requirements. Failure to strictly comply with these requirements could invalidate the Company’s title to such properties, and such defects may not be readily curable.
Risks Related to AngloGold Ashanti’s Corporate and Financing Structure and Strategy
AngloGold Ashanti may have significant financing requirements.
AngloGold Ashanti’s existing board-approved development projects and exploration initiatives, as well as its potential development projects, will require significant funding. The Company’s capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, including volatile or sustained lower gold prices, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts. While gold prices increased significantly during 2025, there is no guarantee that such prices will continue or be sustained for any particular period.
As a result, new sources of capital may be needed to help meet the funding requirements of these developments, and to fund ongoing business activities. AngloGold Ashanti’s ability to further raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the Company’s operational performance and operating cash flow and debt position, among other factors. AngloGold Ashanti’s ability to raise further debt, equity or quasi-equity financing in the future and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the Company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects, risks relating to the countries in which it operates and other factors. As a result, in the event of depressed gold prices, unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities on reasonable terms, invest in existing and new projects, fund its ongoing business activities, exit projects and retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the Company’s results of operations and financial condition.
Sales of large quantities of AngloGold Ashanti’s ordinary shares, or the perception that these sales may occur or other dilution of the Company’s equity, could adversely affect the prevailing market price of the Company’s securities.
The bulk of AngloGold Ashanti’s ordinary shares are held by a relatively small number of investors. According to information available to the Company, AngloGold Ashanti’s three largest shareholders beneficially owned approximately 27% (2024: 23%) of
AngloGold Ashanti’s ordinary shares at 31 December 2025. Subject to applicable securities laws, holders of AngloGold Ashanti’s ordinary shares may decide to sell them at any time. As a result, the market price of the Company’s securities could fall if large quantities of ordinary shares are sold in the public market, if there is disinvestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur.
The market price of the Company’s ordinary shares could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares, or securities exchangeable or exercisable for the Company’s ordinary shares, or the perception in the marketplace that these offerings might occur. AngloGold Ashanti may make such offerings, including offerings of additional share rights or similar securities, at any time or from time to time in the future and such offerings could adversely affect the prevailing market price of the Company’s securities.
AngloGold Ashanti may not pay dividends or make similar payments to shareholders in the future.
AngloGold Ashanti pays cash dividends only if there are sufficient funds available for that purpose. Fund availability depends upon many factors, including the amount of cash available, taking into account AngloGold Ashanti’s capital expenditure on existing infrastructure and exploration and other projects. Under English law, a public company is only entitled to pay a dividend or otherwise make a distribution to its shareholders: (i) if the company has sufficient distributable reserves (on a standalone basis) (such distributable reserves demonstrated by reference to a set of accounts drawn to a specific date); (ii) if at the time the dividend is paid or other distribution is made, the amount of its net assets is not less than the aggregate of its called-up share capital and non-distributable reserves; and (iii) if and to the extent that the distribution does not reduce the amount of those net assets to less than such aggregate.
Given these factors, including the capital and investment needs of AngloGold Ashanti, and the board of directors’ discretion to declare a dividend (including the amount and timing thereof), cash dividends may not be paid in the future.
Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable,
AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.
With the exception of goodwill, AngloGold Ashanti reviews and tests the carrying amount of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. The carrying amount of goodwill associated with the
Company’s mines is tested on annual basis. The Company values individual mining assets at the lowest level for which cash flows are identifiable and independent of cash flows of other mining assets and liabilities.
If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of a recoverable amount for each group of assets. Expected future cash flows are inherently uncertain and could materially change over time. Recoverable amounts are significantly affected by Mineral Reserve and production estimates, together with economic factors such as spot and consensus gold prices and currency exchange rates, as well as discount rates and estimates of costs to produce Mineral
Reserve and future capital expenditure. Estimated rehabilitation and closure costs could also materially affect the Company’s financial performance and could result in the need to recognise an impairment charge.
If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the Company’s results of operations and financial condition. For example, during
2025, AngloGold Ashanti recognised impairment losses of $98 million in respect of its Quebradona exploration project.
AngloGold Ashanti does not have full management control over some of its significant joint ventures and other projects.
AngloGold Ashanti’s joint venture at Kibali in the DRC is managed by the Company’s joint venture partner, Barrick. In addition, certain of AngloGold Ashanti’s existing or proposed joint ventures and projects could be managed by the relevant joint venture or project partner. As AngloGold Ashanti is not the operator of these non-managed joint ventures or projects, the Company cannot ensure that these joint ventures or projects are operated, particularly on a day-to-day basis, in compliance with the standards that AngloGold Ashanti applies to its other operations. If these joint ventures or projects are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by AngloGold Ashanti’s joint venture or project partners, the Company’s investment in the relevant joint venture or project could be adversely affected. In addition, negative publicity associated with operations that are ineffective or inefficiently operated, particularly relating to any resulting accidents or environmental incidents, could harm the Company’s reputation and therefore its prospects and potentially its financial condition.
Furthermore, any failure of joint venture or project partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse impact on AngloGold
Ashanti’s results of operations and financial condition. For example, AngloGold Ashanti and Barrick retain equal representation on the board of the company that has overall management control of the Kibali joint venture. All major management decisions for this project, including approval of the budget, require board approval. If a dispute arises between AngloGold Ashanti and Barrick and the parties are unable to amicably resolve such dispute, it may be difficult for the parties to make strategic decisions relating to the project affected by such dispute, the day-to-day operations and the development of such project may be adversely affected and AngloGold Ashanti may have to participate in proceedings to resolve the dispute, which could adversely affect the
Company’s results of operations and financial condition.

AngloGold Ashanti’s joint venture or project partners may have economic or business interests or goals that are not consistent with the Company’s or may, as a result of financial or other difficulties, be unable or unwilling to fulfil their obligations under the joint venture or other project agreements. Disputes between AngloGold Ashanti and its joint venture or project partners may lead to legal action, including litigation between the Company and its joint venture or project partners. For example, a joint venture or project partner could decide to sell its shares in the joint venture or project in breach of any pre-emptive rights which the
Company may have under the relevant joint venture or other project agreement. Such disputes could adversely affect the operation of the joint venture or project, may prevent the realisation of the joint venture’s or project’s goals and could adversely affect AngloGold Ashanti’s investment in the joint venture or project or harm the Company’s reputation. There is no assurance that AngloGold Ashanti’s joint venture or project partners will continue their relationship with the Company in the future or that the
Company will be able to achieve its financial or strategic objectives relating to such joint ventures or projects.
Any downgrade of credit ratings assigned to AngloGold Ashanti’s debt securities could increase future interest costs and adversely affect the availability of new financing.
An actual, anticipated or unexpected negative development of AngloGold Ashanti’s results of operations or cash flows, country risk, financial metrics, or an increase in its net debt position could result in a deterioration of the Company’s credit ratings.
AngloGold Ashanti’s ratings are influenced inter alia by the location of its domicile and its operations. Furthermore, AngloGold
Ashanti operates in a number of jurisdictions which have a deteriorating credit quality and rating. Any downgrade of AngloGold
Ashanti or any jurisdiction in which the Company has significant operations by any rating agency could increase the Company’s cost of capital, reduce its investor base and have a material adverse effect on AngloGold Ashanti’s business, results of operations and financial condition.
The level of AngloGold Ashanti’s indebtedness could adversely impact its business.
At 31 December 2025, AngloGold Ashanti had total borrowings of $2.044 billion (2024: $1.984 billion and 2023: $2.239 billion), excluding all leases. See “Item 18: Financial Statements—Note 25—Borrowings”.
AngloGold Ashanti’s indebtedness could have a material adverse effect on its flexibility to conduct business in the future. For example, the Company may be required to use a large portion of its cash flow from operations to pay the principal and interest on its debt, which will reduce funds available to finance existing operations and the development of new organic growth opportunities and potential acquisitions. In addition, under the terms of the Company’s borrowing facilities from its banks,
AngloGold Ashanti is obliged to meet certain financial and other covenants. AngloGold Ashanti’s ability to continue to meet these covenants and to service its debt will depend on its future financial performance, which will be affected by its operating performance as well as by financial and other factors, including, in particular, the gold price, certain of which are beyond its control.
Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants. Covenant breaches, if interpreted as events of default under one or more debt agreements, could allow lenders to accelerate payment of such debt. Any such acceleration could result in the acceleration of indebtedness under other financial instruments. As a result, the Company may be required to refinance all or part of the existing debt, use existing cash balances, issue additional equity or sell assets. However, the Company may be unable to sell assets on reasonable or profitable terms as and when necessary.
Additionally, AngloGold Ashanti cannot be sure that it will be able to refinance its debt on commercially reasonable terms, if at all.
AngloGold Ashanti’s ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance.
Disruption and volatility has occurred in the financial and capital markets in the past as result of various factors beyond the
Company’s control, including, among others, the COVID-19 pandemic, the war between Russia and Ukraine and resulting geopolitical tensions, the expanding conflict in the Middle East and the recent inflationary pressures in the world economy. Any prolonged dislocations in financial and capital markets could impact the Company’s ability to refinance its debt on commercially reasonable terms, if at all, and could as a result have a material adverse effect on the Company’s funding requirements and overall liquidity.
Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the Company to new geographic, political, legal, regulatory, social, operating, financial and geological risks.
AngloGold Ashanti may pursue the acquisition of assets, properties or companies, which may include producing, development and advanced stage exploration assets or properties. Any such acquisition may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, fiscal, legal, regulatory and contractual risks, as well as jurisdictions which may have a deteriorating credit quality and rating. For example, there may be a significant change in the legal, regulatory and fiscal framework applicable to the Company following a transaction; commodity prices may significantly change after the Company has established the purchase price or share exchange ratio in respect of a transaction; a material ore body may prove below expectations; AngloGold Ashanti may have more stringent criteria to recognise
Mineral Reserve than any acquired business, which may lead to an amount of Mineral Reserve being recognised by the
Company that is lower than the amount determined by such acquired business prior to the relevant acquisition; AngloGold
Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquisition may divert management’s attention from AngloGold Ashanti’s day-to-
day business.

In the event that AngloGold Ashanti chooses to raise debt capital to finance any acquisition, its level of indebtedness will be increased. Should the Company choose to use equity as consideration for an acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with its existing cash resources, which could decrease its ability to fund future capital expenditures and to service its debt. For example, the consideration offered by AngloGold Ashanti in connection with its acquisition of Centamin plc consisted of new AngloGold Ashanti shares and a cash component.
AngloGold Ashanti may not be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Failure by AngloGold Ashanti to implement its acquisition strategy or to integrate acquired businesses successfully could have material adverse effects on its growth, financial performance and results of operations.
The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect against events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that the Company believes to be reasonable depending upon the circumstances surrounding each identified risk. However, damage and third-party claims arising from catastrophic events may exceed the limit of liability covered under these insurance policies. The failure to obtain adequate insurance could impair the
Company’s ability to continue to operate in the normal course of its business and could adversely impact its cash flows, results of operations and financial condition.
AngloGold Ashanti’s insurance does not cover all potential risks associated with its business and may exclude certain parts of its business. For example, there are specific exclusions for third-party and public liability insurance cover with respect to certain of the Company’s TSFs. AngloGold Ashanti may elect not to insure certain risks due to the high premia or for various other reasons, including an assessment that the risks are remote. For example, while AngloGold Ashanti’s insurance programme includes coverage for cyber-related crimes and incidents as part of the global insurance programme, such coverage is limited due to its relatively high cost and the sophisticated nature of cyber-crime. AngloGold Ashanti’s insurance coverage also contains customary exclusions for acts of war and terrorism.
Insurance for certain risks in particular, such as loss of title to mineral property, political risks in certain jurisdictions, environmental pollution, or other hazards resulting from exploration and production, is not generally available to mining companies on acceptable terms. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond the Company’s control or as a result of previous claims. This can result in higher premia and periodically being unable to maintain the levels or types of insurance the Company typically carries. Additionally, in order to reduce or maintain the cost of its insurance programme, AngloGold Ashanti may in some instances retain a portion of the financial loss associated with an insurable event. These financial losses could be significant and could have an adverse effect on its financial condition.
Market Risks
The price of gold, AngloGold Ashanti’s principal product, and other commodity market price fluctuations could adversely affect the profitability of operations.
AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, silver and sulphuric acid. The market prices for these commodities fluctuate significantly as a result of numerous factors beyond the Company’s control and any sharp or prolonged fluctuations in price may have a material adverse impact on the Company’s profitability and financial condition.
The market price of gold has been and continues to be significantly volatile and is often subject to sharp, short-term changes.
The market price of gold may change for a variety of reasons, including:
•speculative positions taken by investors or traders in gold;
•monetary policies announced or implemented by central banks, including the U.S. Federal Reserve, such as changes in interest rates;
•changes in the demand for gold as an investment;
•changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
•changes in the supply of gold from production, divestment, scrap and hedging;
•financial market expectations regarding interest rates and the rate of inflation;
•the strength of the U.S. dollar (the currency in which gold trades internationally) relative to other currencies;
•actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund (“IMF”);
•gold hedging and unwinding of hedging by gold producers;
•global or regional political or economic events; and
•the cost of gold production in major gold-producing countries.
Demand for gold is also significantly impacted by trends in China and India, which account for the highest gold consumption worldwide. Government policies in these countries or other large gold-importing countries could adversely affect demand for, and consequently prices of, gold and, as a result, may adversely affect AngloGold Ashanti’s financial condition and results of operations. Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. Slower consumption of physical gold, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, gold.
The price of silver has also experienced significant fluctuations in past years. Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off-take, and silver coin minting. In addition, any announcements or proposals by central banks, such as the U.S. Federal Reserve, or any of its board members or regional presidents or other similar officials in other major economies, may materially and adversely affect the price of gold or silver and, as a result,
AngloGold Ashanti’s financial condition and results of operations.
A sustained period of significant gold price volatility may adversely affect the Company’s ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet its operational targets or to make other long-
term strategic decisions. Lower and more volatile gold prices, together with other factors, have led AngloGold Ashanti in the past and may lead AngloGold Ashanti in the future to alter its expansion and development strategy and consider ways to align its asset portfolio to take account of such expectations and trends. As a result, the Company may decide to curtail or temporarily or permanently shut down certain of its exploration and production operations, which may be difficult and costly to effect. A sustained decrease in the price of gold could also have a material adverse effect on AngloGold Ashanti’s financial condition and results of operations, as it may be unable to quickly adjust its cost structure to reflect the reduced gold price environment. Mines with marginal headroom may be subject to decreases in value that are not temporary, which may result in impairment losses.
See “—Certain factors may affect AngloGold Ashanti’s ability to support the carrying amount of its property, plant and equipment, intangible assets and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant” above. The market value of gold inventory may be reduced, and marginal stockpile and heap leach inventories may be written down to net realisable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, AngloGold Ashanti is obliged to meet certain financial covenants under the terms of its borrowing facilities and its ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in Mineral Reserve estimates or life-of-mine plans from those prices used previously to determine Mineral Reserve or life-of-mine plans could also result in material impairments of the Company’s investment in mining properties or a reduction in its Mineral Reserve estimates and corresponding restatements of its Mineral Reserve and increased amortisation, reclamation and closure charges.
Whilst, from time to time, AngloGold Ashanti may enter, and has in the past entered, into gold price hedges on an ad hoc basis on a portion of its production, the Company does not systematically do so. In addition, even when AngloGold Ashanti enters into gold price hedges, there is no certainty that such hedges will adequately protect the Company against gold price volatility. In line with the absence of gold hedging in 2025, there are no gold hedges in place for 2026.
Foreign exchange fluctuations may adversely affect the Company and may reduce the market value of AngloGold
Ashanti’s securities, as well as the market value of any dividends or distributions paid by the Company.
Gold is principally a U.S. dollar-priced commodity and most of AngloGold Ashanti’s revenues are realised in, or linked to, U.S.
dollars, whilst cost of sales are partly incurred in the local currency where the relevant operation is located. Given AngloGold
Ashanti’s global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the
Brazilian real, Argentinean peso, Australian dollar, Ghanaian cedi, the Egyptian pound and the South African rand. The weakness of the U.S. dollar against local currencies results in higher cost of sales and other costs in U.S. dollar terms. Conversely, the strengthening of the U.S. dollar lowers local cost of sales and other costs in U.S. dollar terms.
Exchange rate movements in the currency of any country in which AngloGold Ashanti operates may have a material impact on the Company’s operating results, and any fluctuations in currency prices generally may result in volatility. Relatedly, the adoption by governments or central banks of restrictions on the availability of the local currency or restrictions on the repatriation of capital across borders, may negatively impact the Company by reducing the immediately available capital that it could otherwise deploy for investment opportunities or the payment of expenses. As a result, the Company’s operations and financial condition may be significantly impacted. See “—AngloGold Ashanti’s mineral deposits, Mineral Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly” above.
AngloGold Ashanti will declare dividends and other distributions, if any, in U.S. dollars.  As a result, exchange rate movements affect the British pound, the South African rand and the Ghanaian cedi value of these dividends, as well as of any other distributions paid by the relevant depositary to holders of the Company’s securities. Moreover, since the Company’s securities are denominated in U.S. dollars, and any dividends to be paid in respect of them are expected to be declared in U.S. dollars, an investment in the Company’s securities by a person whose principal currency is not the U.S. dollar likely exposes the shareholder or investor to foreign currency risk. Furthermore, unless the rights attaching to or terms of issue of the relevant shares say otherwise, the Company’s articles of association allow for dividends and any other money payable in respect of a share to be paid in any currency at the discretion of the board of directors using an exchange rate selected by the directors for any currency conversions required. If, and to the extent that, AngloGold Ashanti opts to declare dividends and distributions in any currency other than U.S. dollars, exchange rate movements will affect the U.S. dollar value of such dividends or distributions.
This may reduce the value of the Company’s securities to investors. Additionally, the market value of AngloGold Ashanti’s securities as expressed in Ghanaian cedis, U.S. dollars and South African rands will fluctuate in part as a result of foreign exchange fluctuations.

The profitability of mining companies’ operations and the cash flows generated by these operations are affected by fluctuations in input production prices.
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tyres, steel and mining equipment used or consumed in mining operations form a significant part of the operating costs and capital expenditure of any mining company. AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel. Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure estimates. In the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable, which could have a material adverse impact on the Company’s results of operations and financial condition.
The Company’s operations are dependent on fuel, therefore cost of sales and total cash costs per ounce are sensitive to changes in the price of oil. Outside of normal market price volatility, the ongoing wars in Ukraine and the Middle East have significantly impacted the price of oil, and increased volatility can be expected so long as such conflicts continue and even after any potential resolution. Even when fuel prices are in decline, expected savings may be partly offset by increases in governments’ fixed fuel levies or the introduction of new levies. Whilst, from time to time, AngloGold Ashanti may implement, and has in the past implemented, financial derivatives intended to reduce exposure to volatility in the oil price, such input cost protection strategies may not always be successful, and any of the Company’s diesel consumption not covered by these derivatives will continue to be subject to market fluctuations. In line with the absence of oil hedging in 2025, there are no oil hedges in place for 2026.
Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine.
Global political and economic conditions could adversely affect the profitability of operations.
AngloGold Ashanti’s operations and performance depend significantly on worldwide economic conditions. Global economic turmoil, or the expectation that economic turmoil could worsen, could have follow-on effects on AngloGold Ashanti’s business that include inflationary cost pressures, interest rate fluctuations and commodity market fluctuations. Deterioration in economic conditions could lead to a decline, which may be prolonged, in demand for gold and negatively impact AngloGold Ashanti’s business, and any such negative impact may be material. Furthermore, the geopolitical tensions and war between Russia and
Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the European
Union (“EU”), the United Kingdom, NATO and other jurisdictions, as well as the expanding conflict in the Middle East, including the military operations involving Iran, and tensions in South America, have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect AngloGold Ashanti’s business.
Disruptions to international credit markets and financial systems have caused in the past, and may cause in the future, a loss of investor confidence resulting in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Economic decline or recovery may be limited in geographic scope and may be slow. Additionally, the global economy or any local economy in which the Company operations could fall into a recession or even a depression if economic decline is sustained or worsens.
Other factors resulting from economic conditions that could negatively affect AngloGold Ashanti’s financial results and results of operations include, for example:
•the insolvency of key suppliers or contractors, which could result in contractual breaches and a supply chain breakdown;
•the insolvency of one or more joint venture partners, which could result in contractual breaches and disruptions at the operations of the Company’s joint ventures;
•changes in other income and expense, which could vary materially from expectations, depending on gains or losses realised on the sale or exchange of financial instruments and impairment charges that may be incurred with respect to investments;
•a reduction in the availability of credit, which may make it more difficult for the Company to obtain financing for its operations and capital expenditures or make that financing more costly;
•exposure to the liquidity and insolvency risks of the Company’s lenders and customers; and
•impairment of the carrying value of operations in AngloGold Ashanti’s financial statements.
In addition to the potentially adverse impact on the profitability of the Company’s operations, any deterioration in or increased uncertainty regarding global economic conditions may increase volatility or negatively impact the market value of AngloGold
Ashanti’s securities.
Energy cost increases and power fluctuations and stoppages could adversely impact AngloGold Ashanti’s results of operations and financial condition.
Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, actual and proposed pricing or taxation of GHG emissions, climate change-related physical risks, the war between Russia and Ukraine as well as the expanding conflict in the Middle East, among other factors, could result in sharply escalating oil and energy prices and constrained supply or supply disruptions. For example, the military operations involving Iran have recently led to a sharp increase in oil and energy prices and disruptions to global fuel supply chains, resulting in high volatility in the global energy markets. In addition, for example, in
Australia, in order to meet the emissions reduction targets outlined in the Safeguard Mechanism and encourage investment in renewable energy projects, AngloGold Ashanti may be required to purchase Australian Carbon Credit Units (“ACCUs”) and invest in renewable energy sources.
AngloGold Ashanti’s mining operations are substantially dependent upon a mix of electrical power generated by local power utilities and by its own power generation plants situated at some of its operations, with diesel-generated electricity utilised for certain emergency back-up equipment. Loss of power can therefore impact production and employee safety, and prolonged outages could lead to flooding of workings and ore sterilisation.
The unreliability of local power utilities in some of the countries in which AngloGold Ashanti operates could have a material adverse effect on the Company’s operations, as significant amounts of power are required for ventilation, exploration, development, extraction, processing and other mining activities. For example, in Tanzania, government policies have placed increased pressure on companies to utilise the national grid, which could adversely impact the Company’s mining operations in the country due to potential power quality supply concerns as the national grid expands to meet increasing load demands, while also transitioning from a thermal to hydroelectric base. Further, at Iduapriem, power supply interruptions during 2025 contributed to a drop in gold production as the processing plant throughput was impacted.
Certain of AngloGold Ashanti’s mining operations depend on supplies of fuel delivered by road which have been disrupted in the past and may be disrupted again in the future. Any such disruptions could negatively impact operating costs and cash flows from these operations. For example, in December 2023, Guinea’s fuel supply distribution within the country was impacted due to an oil terminal blast that damaged fuel tanks and pipelines at the main oil terminal handling fuel imports, creating widespread shortages of fuel in the country. Similarly, Western Australia experienced an exceptional flooding event in March 2024, resulting in site access roads being temporarily closed and disrupting operations for several weeks.
Inflation may have an adverse effect on results of operations.
Inflation, cost escalation and highly inflationary conditions in certain jurisdictions could materially adversely affect the Company’s results of operations and financial condition.
Many of AngloGold Ashanti’s operations and projects are located in countries that have experienced elevated or volatile inflation and/or currency volatility. Inflationary pressures may be exacerbated by geopolitical tensions, armed conflict, sanctions, trade restrictions, tariff increases, and supply-chain constraints, which can increase the cost and reduce the availability of key inputs
(including diesel and other fuels, electricity, explosives, cyanide and other processing reagents, steel and spare parts, consumables, transport and freight, and contractor services). Inflation can also drive higher labour costs (including wage settlements, contractor rates, and shortages of critical skills), higher security and community-related costs, and increased sustaining and project capital costs.
Although gold is sold in U.S. dollars, a significant portion of the Company’s operating and capital costs is incurred in local currencies and/or linked to U.S. dollars through import pricing, fuel pricing, freight, and equipment supply contracts. If local-
currency cost inflation is not offset by local-currency devaluation against the U.S. dollar and/or an increase in the U.S. dollar gold price, the Company’s operating margins and cash flows may be adversely affected. Sustained cost escalation could result in the deferral, resizing or cancellation of capital projects, the impairment of assets, and/or the rationalisation (including closure) of higher-cost operations.
Inflationary episodes can also increase working-capital requirements and may elevate closure and rehabilitation cost estimates, insurance premiums and other long-term obligations. In addition, higher inflation is often associated with higher interest rates and tighter credit conditions, which could increase the Company’s cost of funding and reduce the availability of financing for key suppliers and for the Company.
Where inflation reaches highly inflationary levels in a country where AngloGold Ashanti operates, the Company may experience increased labour unrest, union activity, and social instability, which can disrupt operations and further increase costs. Certain jurisdictions have historically experienced very high and/or volatile inflation which may from time to time be considered hyper-
inflationary for accounting and financial-reporting purposes, including Argentina where the inflation rate was recorded at 31.5% in
2025 (117.8% in 2024 and 211.4% in 2023). However, hyper-inflationary movements are not reflected in the Group’s consolidated financial statements as AngloGold Ashanti’s local Argentinean subsidiary is deemed to have a U.S. dollar functional currency. Changes in inflation conditions, exchange controls, currency convertibility and/or accounting requirements in such jurisdictions could increase reporting complexity and volatility and may adversely affect the Company’s results of operations and financial condition.

Other Regulatory and Legal Risks
The Company is subject to anti-fraud, anti-bribery and anti-corruption laws, regulations, standards and contractual obligations, a breach of which could lead to substantial fines, criminal or civil sanctions, reputational damage and associated impacts on the Company’s social and regulatory license to operate.
AngloGold Ashanti’s operations must comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-
corruption and anti-bribery laws of the jurisdictions in which AngloGold Ashanti operates. There has been a substantial increase in the global enforcement of these laws and an increased focus on the actions of mining companies. Any violation of such laws could result in significant criminal or civil sanctions. Conversely, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Since AngloGold Ashanti operates globally in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance or customary practices. Additionally, AngloGold Ashanti’s Code of Business Principles and Ethics, Business Integrity Group Policy
and Anti-Bribery and Anti-Corruption Group Standard, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behaviour, including bribery or corruption. They also may not guarantee compliance with legal and regulatory requirements and may fail to enable management to detect breaches of such requirements.
Sanctions for failure by the Company or others acting on its behalf to comply with these laws, regulations, standards and contractual obligations could include fines, penalties, resignation or removal of officers, imprisonment of officers, litigation, and loss of operating licences or permits, suspensions of operations and negative effects on AngloGold Ashanti’s reported financial results and may damage its reputation. Such sanctions could have a material adverse impact on the Company’s financial condition and results of operations.
AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are uncertain.
AngloGold Ashanti is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental, health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licences, concessions, or rights, among other things. Should AngloGold Ashanti be unable to resolve disputes favourably or to enforce its rights, this may have a material adverse impact on its financial performance, cash flow and results of operations. For information on certain legal and other proceedings involving the Company, see “Item 8A: Legal Proceedings”.
In addition, in the event of a dispute, AngloGold Ashanti may not be successful in establishing the jurisdiction of the courts in
England and Wales and/or may be subject to the jurisdiction of courts outside of England and Wales. An adverse or arbitrary decision of a foreign court could have a material adverse impact on AngloGold Ashanti’s financial performance, cash flow and results of operation.
Compliance with “conflict minerals” and “responsible gold” legislation and standards could result in significant costs.
Stringent standards relating to “conflict minerals” and “responsible” gold have been introduced, including, but not limited to, the
U.S. Dodd-Frank Act, the EU Regulation 2017/821 on supply chain due diligence obligations for EU importers of gold originating from conflict-affected and high-risk areas, the OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from
Conflict-Affected and High-Risk Areas, the World Gold Council Conflict-Free Gold Standard and the London Bullion Market
Association Responsible Gold Guidance. Any such legislation and standards may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or lack certainty due to court challenges) and may complicate the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to
“scrap” or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a “conflict mineral” may be too burdensome for the Company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti’s results of operations and financial condition.
AngloGold Ashanti’s operations are subject to various climate change-related physical risks which may adversely impact its production activities, mine sites and personnel and/or result in resource shortages or environmental damages.
AngloGold Ashanti’s operations are exposed to a number of physical risks resulting from or exacerbated by climate change, such as changes in rainfall rates or patterns leading to increased water stress or floods, rising sea levels, higher temperatures, fires and severe weather events such as tropical cyclones. These events or conditions could disrupt the Company’s mining, transport and supply chain operations, mineral processing and environmental rehabilitation efforts, create resource or energy shortages, damage the Company’s property or equipment and increase on-site health and safety risks due to, for example, erosion and geotechnical instability. Extreme rainfall events are also a significant risk for AngloGold Ashanti’s Australian operations. For example, in March 2024, significant rains and subsequent flooding in the area where the Tropicana mine is located resulted in the temporary suspension of mining and processing operations. A significant increase in rainfall also has the potential to adversely impact normal TSF operating procedures, as well as AngloGold Ashanti’s ability to operate processing plants. For example, in the third quarter of 2025, processing at Siguiri had to be suspended for a number of weeks due to seepage being detected from a TSF wall after 110mm of rain fell in only a few hours. In contrast, increasing water stress at some of AngloGold
Ashanti’s operations could in the future, negatively impact the Company’s ability to successfully implement its environmental rehabilitation programmes and/or to suppress dust from its operations. These events or conditions also could have adverse effects on AngloGold Ashanti’s workforce and on the communities around its mines, such as an increased risk of food insecurity, drinking water scarcity, access to power and prevalence of disease.
AngloGold Ashanti has completed climate change-related physical risk assessments for all of its operated assets other than
Sukari, where work is underway, as well as the Quebradona project. While the assessments indicate that many of the identified physical climate risks are included in the risk management strategy for these sites, AngloGold Ashanti may not have identified all potential risks or all the potential impacts of such risks. Events or conditions that are unprecedented or unanticipated, or are otherwise not adequately addressed by AngloGold Ashanti’s adaptation and risk management strategies, could have a material adverse effect on its production activities, assets, results of operations and financial condition.
Compliance with emerging climate change-related requirements could result in additional costs and expose AngloGold
Ashanti to additional liabilities.
GHGs are emitted directly by AngloGold Ashanti’s operations as well as by external utilities from which AngloGold Ashanti purchases electricity. In 2015, certain members of the international community negotiated a treaty (the “Paris Agreement”) which requires signatory countries to set targets for GHG emissions reductions. In order to meet national reduction commitments under the Paris Agreement, various countries have adopted, and in the future will likely continue to implement or adopt, additional measures addressing GHG emissions, including stricter GHG emissions limits and/or some form of carbon pricing. Carbon pricing refers to various initiatives that seek to internalise the social or environmental cost of carbon emissions on industries by imposing taxes, cap-and-trade schemes and/or elimination of free credits for GHG emissions. Carbon pricing systems have been and are likely to continue to be implemented in jurisdictions where AngloGold Ashanti operates including, for example, Australia’s
Safeguard Mechanism. Such measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions allowances or taxes, including as a result of costs or taxes passed on by electricity utilities which supply the Company’s operations. AngloGold Ashanti has voluntarily committed to certain GHG emissions reduction targets and could also incur significant costs associated with capital equipment to reduce GHG emissions, as well as
GHG monitoring and reporting and other obligations to comply with applicable requirements. Such measures could drive up the costs of capital goods, energy and other utility costs that are critical inputs to the Company’s mining operations. Certain countries are developing or are considering GHG trading or tax schemes and/or other regulation of GHG emissions, although the precise impact on AngloGold Ashanti’s operations cannot yet be determined for pending or proposed schemes or regulations until final requirements are issued or enacted by the relevant authority. For example, Brazil enacted a law to establish the Brazilian
Emissions Trading System as a regulated carbon market. While supporting rules and regulation are being finalised, the potential impacts on AngloGold Ashanti’s operations remain uncertain.
AngloGold Ashanti’s ability to implement steps to decarbonise its operations varies across its portfolio. Since all sites currently rely on fossil fuels for energy, mandated GHG reductions and/or carbon pricing measures could have a material adverse effect on AngloGold Ashanti’s production activities, results of operations and financial condition. See also “Item 4B: Business Overview
—Sustainability and Environmental, Social and Governance (“ESG”) Matters”.
Additionally, a number of regulators are adopting or considering new environmental disclosure rules, including in the United
Kingdom, which is mandating disclosure of climate-related risks and effects. These recently enacted and proposed regulations may impose significant costs and demand substantial attention from management, all of which could affect AngloGold Ashanti’s business and its results of operations.
Climate change and the transition to a lower carbon global economy may also result in increased market volatility and an uncertain environment for investment demand for gold.  Any related sustained economic downturn or disruptions in certain industrial sectors where gold is integral to manufacturing, including electronic devices such as phones, computers and global positioning systems as well as jewellery, could reduce the demand for gold and, consequently, have an adverse impact on
AngloGold Ashanti’s production, financial condition and results of operations.
Increasing scrutiny and changing expectations from AngloGold Ashanti’s stakeholders with respect to AngloGold
Ashanti’s ESG performance and policies may impact AngloGold Ashanti’s reputation, increase costs, hinder access to capital or expose AngloGold Ashanti to additional risks, including disinvestment and litigation.
Companies across all industries are facing scrutiny related to ESG issues, including their internal ESG policies and governance practices. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG-related matters and in recent years have placed increasing scrutiny on the environmental and social costs and impact of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, host communities, as well as certain governmental and non-
governmental actors, are increasingly focused on a company’s ability to operate in a sustainable manner and to mitigate related risks, as well as the public commitments and quantitative metrics used to demonstrate ESG-related performance and track progress. For AngloGold Ashanti, this includes, in particular, the safe operation of its mines, mitigating its impact to local environments and communities affected by its operations and reducing GHG emissions in line with the Company’s voluntary commitments. If AngloGold Ashanti’s performance fails, or is perceived to fail, to meet internal, mandatory or adopted external
ESG standards, or AngloGold Ashanti otherwise fails to satisfy stakeholder expectations with respect to its commitments and performance, regardless of whether there is a legal requirement to do so, such failure could result in reputational damage to, and potential litigation against, the Company, and its business, financial condition, and/or stock price could be materially and adversely affected.
In particular, AngloGold Ashanti faces growing pressures from stakeholders to prioritise energy efficiency in its operations, reduce its carbon footprint and improve water and other resource consumption, as well as to be transparent about how climate-
related risks and opportunities are managed to foster and promote business resiliency, accountability and stakeholder value.
AngloGold Ashanti has implemented initiatives and made certain voluntary commitments to address these concerns, and continues to maintain its governance around climate-related risks and opportunities, including implementing the action plans of its Climate Change Strategy, which was approved by its board in November 2021. Nevertheless, AngloGold Ashanti may be
required to implement even more stringent ESG practices or standards to meet the expectations of existing and future stakeholders and, if the Company fails to do so, or is perceived to be insufficiently committed to addressing ESG concerns across all of its operations and activities, the Company’s reputation could be damaged, it could lose the trust of its stakeholders
(including governments, NGOs, investors, customers and employees) or be subject to litigation brought by those stakeholders, and its business, financial condition and results of operations could be adversely impacted.
In January 2024, along with other member companies of the International Council on Mining & Metals (“ICMM”), AngloGold
Ashanti voluntarily committed to a new Nature Position Statement containing five overarching objectives that support a nature positive future by 2030, expanding on the previous existing ICMM biodiversity commitments. Pursuit of the new commitments are expected to be spread over the operational life of operations and may require material investment of resources, including financial, specialist and technological resources. Failure to achieve these commitments, whether actual or as perceived by the
Company’s stakeholders, may pose reputational and disinvestment risks to the Company.
ESG practices, especially regarding inclusion, diversity and equity (“ID&E”), have been increasingly subject to political controversy in the United States in recent years. AngloGold Ashanti’s policies and practices regarding ID&E and other ESG-
related matters, including previously established goals and initiatives, or disclosures that may be required by non-U.S. law, may expose the Company to legal, reputational and other risks, including anti-ESG and anti-ID&E-related orders, investigations, legislation, litigation, media coverage and scrutiny, boycotts and negative publicity from investors and other stakeholders.
AngloGold Ashanti cannot predict what regulatory or other changes may occur in the future as a result of this controversy, and the Company may not be able to meet the conflicting expectations of some or all of its investors, customers, vendors, employees and other third parties (including governmental entities and officials and non-governmental organisations) regarding various aspects of its business, including with respect to ID&E and other ESG matters.
Transfers of AngloGold Ashanti ordinary shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in AngloGold Ashanti ordinary shares.
Stamp duty and/or stamp duty reserve tax (“SDRT”) are generally imposed in the United Kingdom on certain transfers of chargeable securities (which include shares in companies incorporated in the United Kingdom) at a rate of 0.5% of the amount or value of the consideration paid for the transfer. Certain transfers of shares (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services (including DTC or its nominees) (a “Clearance Service”); or (b)
to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts (a “Depositary Receipt
System”), are charged at a higher rate of 1.5%.
Pursuant to arrangements that AngloGold Ashanti has entered into with DTC, AngloGold Ashanti ordinary shares are currently eligible to be held in book-entry form through the facilities of DTC. Based on the Company’s understanding that DTC has not made an election under section 97A(1) of the UK Finance Act 1986, transfers of AngloGold Ashanti ordinary shares held in book-
entry form through DTC should not attract a charge to UK stamp duty or SDRT.
A transfer of AngloGold Ashanti ordinary shares (a) from within the DTC system out of DTC, (b) on sale of the AngloGold Ashanti ordinary shares outside of DTC, or (c) in connection with a redeposit of AngloGold Ashanti ordinary shares into DTC, may be liable to UK stamp duty or SDRT. See “Item 10E: Taxation—United Kingdom Taxation—UK Tax Consequences of Holding
AngloGold Ashanti’s Ordinary Shares”.
It is possible that the United Kingdom may amend its laws applicable to UK stamp duty or SDRT, or enact new laws in this field, which could have a material adverse effect on the cost of trading in, or issuing, AngloGold Ashanti ordinary shares. For example, in April 2025, the UK Government confirmed a planned modernisation of UK stamp duty and SDRT proposing to replace those taxes with a new single tax, the Securities Transfer Charge, from 2027. The precise details and impact of this new single tax cannot be fully ascertained at this time, as draft legislation has not yet been published and final legislation and regulations may differ significantly from current proposals.
AngloGold Ashanti’s inability to maintain effective disclosure controls and procedures and an effective system of internal control over financial reporting could negatively impact its ability to accurately and timely report its financial results and other material disclosures, or otherwise cause it to fail to meet its reporting obligations.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of AngloGold Ashanti’s financial statements for external purposes in accordance with IFRS

Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the U.S.
Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that relevant information is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure. See “Item 15: Controls and Procedures”.
The Company has identified a material weakness that caused its disclosure controls and procedures, and its internal control over financial reporting, to be ineffective as of 31 December 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of the date of this annual report on Form 20-F, the identified material weakness has not been remediated and, accordingly, the Company’s disclosure controls and procedures and its internal control over financial reporting remain ineffective.
While the Company’s management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weakness, there can be no assurance those efforts will be successful. If the Company does not remediate a material weakness in a timely manner, or if additional material weaknesses are discovered, they may adversely affect the Company’s ability to record, process, summarise and report financial information timely and accurately and, as a result, the Company’s financial statements may contain material misstatements or omissions. The Company has incurred, and expects to continue to incur, additional expenses and to spend significant management time and resources in complying with testing requirements and working to establish effective disclosure controls and procedures and internal control over financial reporting.
Additionally, the Company’s internal control environment and remediation efforts do not provide absolute assurance regarding timely detection or prevention of control deficiencies and thus do not insulate the Company from the possibility of future failures to meet its financial reporting obligations. It is possible that additional control deficiencies could be identified by the Company’s management or by its independent registered public accounting firm in the future or may occur without being identified. Such a failure could require the Company to again incur the time and expenses associated with remediation; result in regulatory scrutiny, investigations, enforcement actions or litigation; cause investors to lose confidence in the Company’s reported financial condition; have a negative effect on the trading price of AngloGold Ashanti’s ordinary shares; lead to a default or event of default under the Company’s indebtedness; reduce the Company’s ability to obtain debt, equity or quasi-equity financing or increase the cost of any such financing; or otherwise have a material adverse effect on its business, financial condition, results of operations and cash flows.
AngloGold Ashanti may be subject to cybersecurity breaches and the Company’s data protection practices may be insufficient or inconsistent with applicable laws.
AngloGold Ashanti maintains necessary global information, digital technology and communication networks and applications to support its business activities and also outsources several critical digital technology functions and applications to third-party vendors. The primary company systems managed by third-party vendors include cloud infrastructure, data centre management, some server/personal computing support, enterprise resource planning business applications, email and digital documents and the Cyber Security Operations Centre. These engagements and the Company’s reliance on third-party vendors could have a material and negative impact on the overall cybersecurity position of the Company. See “Item 16K: Cybersecurity”.
The sophistication and magnitude of cybersecurity incidents is increasing. This includes malicious software, ransomware and other attempts to gain unauthorised access to, or control over, data and computer systems, and other electronic security and protected information breaches. Continuous cyber breaches via third-party solutions have also become increasingly frequent, which may have an impact on the overall cybersecurity position of the Company. Further, the role of AI as a potential vector for cyber threats is an emerging aspect of such risks. While the Company has not experienced a material cybersecurity attack to date, there can be no assurance that the Company’s digital security processes or solutions will prevent future malicious actions, denial-of-service attacks, or fraud.
Attacks on, or breaches of, the Company’s information technology systems and networks could significantly disrupt AngloGold
Ashanti’s business operations and cause the Company to suffer financial losses, including the cost of remedial actions, loss of business or customers, and reputation harm. Such attacks or breaches could also result in corruption, manipulation or improper use of operating systems and data, misappropriation of funds, unauthorised access or theft of commercially sensitive or otherwise protected data, production downtimes, operational delays, or safety incidents. While AngloGold Ashanti’s global insurance programme includes limited coverage for cyber-related crimes and incidents, there can be no assurance that any cybersecurity incident will be adequately covered by insurance, if at all.
Additionally, the interpretation and application of consumer and data protection laws in England and Wales, the United States and elsewhere are constantly evolving. These laws may be interpreted and applied in a manner that is inconsistent with
AngloGold Ashanti’s current data practices. The Company could incur substantial costs to comply with these various laws or may be required to change its practices in a manner adverse to its business.

U.S. securities laws do not require AngloGold Ashanti to disclose as much information to investors as a domestic U.S.
issuer is required to disclose, and investors may receive less information about the Company than they might otherwise receive from a comparable U.S. company.
AngloGold Ashanti is currently subject to the periodic reporting requirements of the SEC and the New York Stock Exchange that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of domestic U.S. issuers. Accordingly, there may be less publicly available information concerning AngloGold Ashanti than there is for similarly situated domestic U.S. public companies. In addition, AngloGold Ashanti is not required to file or furnish periodic reports and financial statements with the SEC as frequently or as promptly as domestic
U.S. companies. As a result, investors may also receive less timely and more limited financial reports than they otherwise might receive from a comparable domestic U.S. company or from certain of the Company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in AngloGold Ashanti.
ITEM 4:  INFORMATION ON THE COMPANY
4A.HISTORY AND DEVELOPMENT OF THE COMPANY
GROUP INFORMATION
The Group was initially formed in 1998 with the consolidation of the gold mining interests of Anglo American plc and it underwent a business combination with Ashanti Goldfields Company Limited in 2004.
In September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales and tax resident in the United Kingdom, with a primary listing of its ordinary shares on the NYSE. Upon completion of the corporate restructuring, AngloGold Ashanti plc became the listed UK parent company of the Group and the successor issuer to AngloGold Ashanti Limited. The previous South African parent company of the Group, AngloGold Ashanti Limited, became a direct, wholly-owned subsidiary of AngloGold Ashanti plc and was renamed AngloGold Ashanti (Pty) Ltd. AngloGold Ashanti Holdings plc, the Isle of Man company holding all of the
Group’s operations and assets located outside South Africa, also became a direct, wholly-owned subsidiary of AngloGold Ashanti plc.
CURRENT PROFILE
AngloGold Ashanti plc (Registration No. 14654651; LEI No. 2138005YDSA7A82RNU96) was incorporated as a private limited company under the laws of England and Wales on 10 February 2023 and was re-registered as a public limited company and changed its name to AngloGold Ashanti plc on 22 June 2023 for the purposes of carrying out the corporate restructuring. On 25
September 2023, upon completion of the corporate restructuring, AngloGold Ashanti plc became the parent company of the
Group. The Company operates under the UK Companies Act 2006, as amended (the “UK Companies Act”).
The Company’s legal and commercial name is AngloGold Ashanti plc. Its registered office is located at Third Floor, Hobhouse
Court, Suffolk Street, London SW1Y 4HH, United Kingdom. The Company’s principal executive office is located at Third Floor,
Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom. The Group’s global headquarters are located at 6363 S.
Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States of America. AngloGold Ashanti’s agent for service of process in the United States is AngloGold Ashanti North America Inc., 6363 S. Fiddlers Green Circle, Suite 1000,
Greenwood Village, CO 80111, United States of America. The general telephone number is +44 (0) 203 968 3320 and the internet address is https://www.anglogoldashanti.com. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this annual report on Form 20-F. References herein to the Company’s website shall not be deemed to cause such incorporation.
While AngloGold Ashanti’s primary listing is on the NYSE, the Company also maintains secondary listings on the JSE and A2X in
South Africa and the GSE in Ghana.
The SEC maintains a public internet site that contains AngloGold Ashanti’s filings with the SEC and reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).
HISTORY AND SIGNIFICANT DEVELOPMENTS
Below are highlights of key corporate activities of the Group from 1998:
1998
•Initial formation of AngloGold Limited through the consolidation of the gold mining interests of Anglo American plc (East Rand
Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated
Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep
Levels Limited) into a single, focused, independent gold mining company. Vaal Reefs Exploration and Mining Company

Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.
1998-2004
•Expansion of AngloGold Limited’s operations outside of South Africa.
2004
•Conclusion of the business combination with Ashanti Goldfields Company Limited, at which time the Company changed its name to AngloGold Ashanti Limited.
2007
•Sale by Anglo American plc of 69.1 million ordinary shares of AngloGold Ashanti, thereby reducing Anglo American’s shareholding in AngloGold Ashanti from 41.7% to 16.6%.
2009
•Sale by Anglo American plc of its remaining shareholding in AngloGold Ashanti to Paulson & Co. Inc.
2012
•Acquisition of the remaining 50% interest in Serra Grande in Brazil.
•Acquisition of 100% of First Uranium (Proprietary) Limited.
2013
•Commission of two new gold projects — Tropicana and Kibali — in the second half of 2013.
2015
•Sale of the Cripple Creek & Victor gold mine in Colorado, USA.
2017
•South Africa region restructured — TauTona mine placed on orderly closure.
2018
•Completion of the sales of the Moab Khotsong and Kopanang mines in South Africa.
2020
•Sale of the remaining South African producing assets and related liabilities (including the Mponeng mine) to Harmony.
•Completion of the sales of the Sadiola and Morila mines in Mali.
2022
•Acquisition of the remaining 80.5% interest in Corvus Gold Inc. (“Corvus Gold”) in Nevada, USA.
•Acquisition of 100% of Coeur Sterling, Inc. (“Coeur Sterling”) in Nevada, USA.
2023
•Completion of AngloGold Ashanti’s corporate restructuring resulting in incorporation in England and Wales, tax residency in the United Kingdom and primary listing on the NYSE.
•Córrego do Sítio (CdS) mine in Brazil placed on care and maintenance.
•Sale of Gramalote project in Colombia.
2024
•Acquisition of an approximate 15% interest in G2 Goldfields Inc. (“G2 Goldfields”), a Canadian gold mining company with exploration properties in Guyana, South America, through a series of investments.
•Completion of the sale of the Yatela mine in Mali.
•Acquisition of Centamin plc, including the Sukari mine in Egypt.
2025
•On 1 May 2025, AngloGold Ashanti completed the sale of the Doropo project and the Archean-Birimian Contact (“ABC”)
project in Côte d’Ivoire to Resolute Mining Limited (“Resolute”). As part of the sale, AngloGold Ashanti will also acquire from
Resolute the Mansala project in Guinea, which is adjacent to its Siguiri mine, which acquisition remains subject to several conditions. The total value of the consideration for the sale of both projects in Côte d’Ivoire is $162 million (on a discounted basis) and consists of cash payments at closing, future cash payments at specified intervals, contingent consideration payments on the transfer of the Mansala project and contingent consideration payments relating to a 2% net smelter royalty over any gold production from any Mineral Resource on the then identified ABC project tenements.
•On 8 July 2025, AngloGold Ashanti completed the sale of its entire interests in G2 Goldfields for a cash consideration of approximately C$99 million (less broker fees).

•On 23 October 2025, AngloGold Ashanti completed its acquisition of Augusta Gold Corp. (“Augusta Gold”) in Nevada, USA at
a price of C$1.70 (approximately $1.21 at closing) per share of common stock in cash. Total cash consideration paid of approximately $158 million included the provision of funds of $39 million for the settlement of certain shareholder loans.
•On 1 December 2025, AngloGold Ashanti completed the sale of Mineração Serra Grande S.A., which owns the Serra Grande mine (“MSG”) in the state of Goiás, Brazil, to Aura Minerals Inc. for a cash consideration of $73 million and deferred consideration payments equivalent to a 3% net smelter returns participation over the then identified Mineral Resource of MSG
(inclusive of the Mineral Reserve) payable quarterly in cash.
2026 (Year to Date)
•On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A. for a cash consideration of approximately $10 million and an additional $60 million contingent on certain conditions.
CAPITAL EXPENDITURE AND DIVESTITURES
For information concerning the Company’s principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to “Item 4B: Business Overview—AngloGold Ashanti Global
Operations: 2025”, “Item 5A: Operating Results—Capital Expenditures” and “Item 5B: Liquidity and Capital Resources”.
The Company’s actual and planned divestitures since 1 January 2023 include:
•the sale of its 50% interest in the Gramalote project in Colombia to B2Gold Corp. on 29 September 2023;
•the sale of its 40% interest in the Yatela mine in Mali to the Government of Mali on 17 October 2024;
•the sale of the Doropo and ABC projects in Côte d’Ivoire to Resolute on 1 May 2025;
•the sale of the Serra Grande mine in Brazil to Aura Minerals Inc. on 1 December 2025; and
•the proposed sale of the La Colosa project in Colombia to Mineros S.A. for which a definitive agreement was entered into on 7 March 2026.
Refer to “Item 5: Operating and Financial Review and Prospects—Overview” for more information concerning the Company’s divestitures.
4B.BUSINESS OVERVIEW
AngloGold Ashanti plc (AngloGold Ashanti) is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across 10 countries on four continents. We have projects in Colombia (including the
Quebradona mine that is expected to produce both gold and copper) and in the United States where we are also continuing exploration activities. The Group is headquartered in Denver, Colorado in the United States. The Company’s registered office and principal executive office are located in the United Kingdom. The Group also retains a substantial corporate office in
Johannesburg, South Africa.
PRODUCTS
AngloGold Ashanti’s main product is gold. Once mined, the gold ore is processed into doré (unrefined gold bars) on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association (LBMA). This refined gold is then sold directly to bullion banks.
By-products of our gold mining operations, often a function of local geological characteristics, include silver in Argentina and sulphuric acid in Brazil.
OPERATIONS
We have developed a high-quality, well-diversified asset portfolio, including production from 10 operations in eight countries
(Argentina, Australia, Brazil, Egypt, Ghana, Guinea, the DRC and Tanzania) supported by greenfield projects in the United States and Colombia. We also have a focused global exploration programme. Our portfolio comprises long-life, operating assets with differing ore body types, located in key gold-producing regions around the world.
Our operations and projects are grouped regionally as follows:
•Africa (Egypt, Ghana, Guinea and Tanzania, and a non-managed joint venture in the DRC);
•Americas (Argentina and Brazil, and projects in the United States and Colombia); and
•Australia (Australia).

EXPLORATION
Our exploration programme is focused on creating significant value for the Company’s stakeholders by providing long-term optionality and improving the quality of our asset portfolio. We have a successful track record of growth through our greenfield and brownfield exploration programmes.
Greenfield exploration aims to discover large, high-value deposits that will lead to the development of new, stand-alone gold mines. Brownfield exploration focuses on delivering value-accretive additions to sustain and grow our existing mines, as well as driving development of future mines at our advanced projects. AngloGold Ashanti’s discoveries include La Colosa and
Quebradona (Nuevo Chaquiro) in Colombia and Silicon-Merlin in Nevada, USA.
GOLD MARKET
According to the World Gold Council (WGC), total gold demand in 2025 (including over-the-counter (OTC) investment)
surpassed 5,000 tonnes for the first time and saw an annual average market spot gold price of $3,431 per ounce. Demand for gold rose 1% to 5,002 tonnes in 2025 due to continued OTC investment and bar and coin buying. Demand for gold in investment grew by 84%, primarily due to bar and coin growth and growth in gold-related ETFs. Bar and coin growth was 16%, resulting in a twelve year high of 1,374 tonnes. With gold being viewed as a safe-haven and it being part of investors’ diversification plans, global gold-ETF holdings grew over 800,000 tonnes in 2025, the second strongest year on record. Even though there was disruption in the consumer electronic space,  technology demand was stable due to continued growth in AI adoption. As a result of increased gold prices, jewellery demand decreased 18% to 1,542 tonnes. However, consumer spend on gold jewellery jumped
18% as a result of increased gold prices.
Central banks net purchasing for the full year was 863 tonnes, which was lower than previous years as central banks navigated a rapid rally in prices, which reached multiple record highs during 2025.
For more information, see “Item 5A: Operating Results—Introduction”.
COMPETITION
As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. For more information on a geographical analysis of gold income by destination, refer to “Item 18:
Financial Statements—Note 2—Segmental information”.
However, gold producers do compete against each other for the acquisition of mining assets, exploration opportunities and human resources. See “Item 3D: Risk Factors—AngloGold Ashanti faces strong competition which has recently intensified due to industry consolidation as well as the favourable commodity price environment”.
SEASONALITY
Subject to other factors and unforeseen circumstances, in the first quarter gold production is generally lower than gold production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.
RAW MATERIALS
AngloGold Ashanti uses chemicals, including cyanide and lime, in the production of gold. These chemicals are available from a large number of suppliers and do not represent a material portion of the Company’s costs. We are not currently experiencing any supply shortages on critical consumables utilised in the production of gold across our global operations. In addition, our stocking strategies account for potential lead time variation and supply constraints, thus minimising the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, our contractual terms limit future changes. Oil and energy prices are important costs for the Company’s business. In 2025, caustic soda and ammonia prices increased compared to 2024, driven by strong export demand and supply constraints, respectively. Natural rubber prices were stable as weather-related disruptions were offset by normalised exports, while prices for carbon steel remained subdued amid weak construction and manufacturing demand and persistent oversupply. Further, during 2025, slowing global trade following U.S. tariff announcements have exerted downward pressure on international oil prices. Currently, we anticipate that the direct impact of these trade measures on AngloGold Ashanti’s raw material costs will be immaterial.
STRATEGY
The overall aim of our strategy is to generate sustainable cash flow improvements and returns over the longer term and, in so doing, to create and preserve value for all our stakeholders.
We have five key strategic focus areas which enable us to deliver on our overall strategy. They guide decision-making and are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies;
and enhancing our social licence to operate.

Strategic focus areas
AngloGold Ashanti’s five strategic focus areas are set out below:
•Prioritise people, safety, health and sustainability. This is the foundation of our business and strategy, ensuring alignment between our values, our responsibilities as a corporate citizen, and the long-term sustainability and profitability of the business. This strategic focus area embodies our corporate ethos and encompasses our sustainability performance. It underpins our business strategy and the delivery of sustained, long-term value creation and is aligned with our values and responsibilities as a corporate citizen. This strategic focus area covers our employees, their safety, health and wellbeing, the diversity of our inclusive employee base, and also our sustainability performance, which encompasses our social and environmental responsibilities.
•Maintain financial flexibility and deliver returns. We believe that our financial resilience and discipline is fundamental to our ability to invest through the cycle, reward shareholders and pursue strategic opportunities. We aim to maintain a leverage ratio of less than 1.0x through the cycle while maintaining sufficient liquidity and funding flexibility; implement a flexible, robust shareholder-focused capital allocation framework; and focus on cash generation.
•Drive operational excellence, optimise costs and capital expenditure. We aim to embed operational discipline by activating the FAP programme and through rigorous cost management systems. These efforts are aimed at ensuring that every operation performs to its full capability, investments are aligned with strategic priorities and cost structures remain competitive across the cycle.
•Improve portfolio quality. We actively manage our portfolio with an aim to enhance overall quality, margins and mine life.
Our goal is to achieve a Tier One-focused production mix that delivers competitive risk-adjusted returns and supports a premium valuation relative to peers.
•Maintain long-term optionality. We aim to continually replenish and increase our Mineral Resource and Mineral Reserve pipeline to help sustain the business over time. By discovering, acquiring, developing and exploiting viable orebodies in a sustainable and efficient manner, the Company endeavours to position itself to create long-term value.
INTELLECTUAL PROPERTY
AngloGold Ashanti, as a group, is not dependent on intellectual property (including patents or licences), industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes for the conduct of its business as a whole.
THE REGULATORY ENVIRONMENT ENABLING ANGLOGOLD ASHANTI TO MINE
AngloGold Ashanti’s rights to own and develop Mineral Resource, Mineral Reserve and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties are located. A description of such laws and regulations is included in this annual report on Form 20-F in respect of the following jurisdictions:
•Africa region: Democratic Republic of the Congo (DRC), Egypt, Ghana, Guinea and Tanzania;
•Australia region: Australia; and
•Americas region: Argentina, Brazil, Colombia and the United States of America (Nevada).
AngloGold Ashanti is subject to a wide range of laws and regulations governing all aspects of its operations, including with respect to environmental protection, the use, generation, storage and disposal of toxic substances and wastes, reclamation, exploration, development, production, taxes, immigration, labour standards and employment issues, occupational health, mine safety, dam safety, securities and foreign corrupt practices. AngloGold Ashanti has made, and expects to make in the future, significant expenditures to comply with these laws and regulations. Non-compliance with legal requirements can result in enforcement for violations and legal claims, as well as substantial fines, penalties, reputational damage and delays in or suspension of day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or enacted new laws or regulations, could also have significant impacts on AngloGold Ashanti’s business and results of operations, the extent of which cannot always be predicted.
There are in some cases certain restrictions on AngloGold Ashanti’s ability to independently move assets out of certain countries in which it has operations, or transfer assets within the Group, without the prior consent of the local government or minority shareholders involved.
For more information on the risks and uncertainties associated with AngloGold Ashanti’s mining rights, see “Item 3D: Risk
Factors”, in particular the risk factors entitled “AngloGold Ashanti’s mineral deposits, Mineral Reserve and mining operations are located in countries where political, tax and economic laws and policies may change rapidly”, “AngloGold Ashanti’s Mineral
Reserve, deposits and mining operations are located in countries that face instability, public health and security risks that may adversely affect both the terms of its mining concessions, as well as its ability to conduct operations in certain countries”,
“AngloGold Ashanti’s mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of such mining rights” and “Title to AngloGold Ashanti’s properties may be uncertain and subject to challenge”.

AFRICA REGION
Democratic Republic of the Congo (DRC)
General laws relating to mining
The mining industry in the DRC is primarily regulated by Law No. 007/2002 dated 11 July 2002 (the “2002 DRC Code”), as amended and supplemented by Law No. 18/001 dated 9 March 2018 (the “Reformed DRC Mining Code”) and Decree No.
038/2003 dated 26 March 2003, as amended and supplemented by Decree No. 18/024 dated 8 June 2018 (the “Reformed DRC
Mining Regulations”).
With respect to the application of the Reformed DRC Mining Code and Reformed DRC Mining Regulations, Kibali Goldmines
S.A. (“Kibali Goldmines”) has reserved and continues reserving its rights, including, without limitation, its stability rights under, among other legal sources, the 2002 DRC Code. Discussions with the DRC government on these matters and the possible application of incentives that may be available under the Reformed DRC Mining Code and Reformed DRC Mining Regulations, in
particular under article 220 of the Reformed DRC Mining Code which provides that the Prime Minister of the DRC may grant a number of incentives to provinces with infrastructure deficits to encourage economic development from mining resources, are ongoing.
Companies holding mining titles issued prior to the entry into force of the Reformed DRC Mining Code and Reformed DRC
Mining Regulations have claims to a ten-year stability provision in accordance with prior mining legislation. Notwithstanding the adoption of the new regulatory regime, those companies’ rights with respect to such stability provision are reserved.
The Reformed DRC Mining Code grants the DRC Minister of Mines the authority to grant, refuse, suspend or terminate mineral rights, subject to conditions set out in the Reformed DRC Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years, renewable once for an additional five-year period, or in the form of exploitation permits which are granted for an initial period of 25 years, renewable several times for 15-year periods until the end of the mine’s life.
Prior to commencing exploration work, the holder of an exploration permit must submit for approval a mitigation and rehabilitation plan pursuant to which it must undertake to carry out certain mitigation measures relating to the impact of its activities on the environment, as well as rehabilitation measures. Exploitation permits are granted upon successful completion of exploration work and satisfaction of certain requirements, including approval of a feasibility study, an environmental and social impact study and an environmental and social management plan. The holder of an exploitation permit is required to commence development and mine construction within three years of the grant of such permit. Failure to do so may lead to forfeiture of the exploitation permit.
To protect and enforce rights acquired under an exploration or exploitation permit, the Reformed DRC Mining Code provides, depending on the nature of the dispute or controversy, recourse through administrative, judicial and national or international arbitral forums.
Mining companies are required to grant a free-carried and non-contributory participation to the DRC government. The DRC government’s free participation was originally set at 5%, which was increased to 10% in respect of exploitation permits issued after the entry into force of the Reformed DRC Mining Code. All mining companies are required to grant an additional 5% free-
carried participation to the DRC government upon each renewal of their exploitation permit. Under the Reformed DRC Mining
Code, a 10% local contributory participation is also mandatory for exploitation permits issued after its entry into force.
Tax laws relating to mining
The Reformed DRC Mining Code sets out an exclusive and comprehensive tax and customs regime that is applicable to mining activities. Mining title holders are subject, amongst other things, to a corporate income tax of 30%, a windfall tax of 50% (subject to certain prerequisites) and are required to pay mining royalties to the DRC government. The royalty rate applicable to gold has been set at 3.5%. Mining title holders are also required to contribute a minimum of 0.3% of total turnover to community development.
The standard rate of VAT is 16% and is applicable to all mining companies. In the DRC, Kibali Goldmines is due certain refunds of VAT which, to date, remain outstanding. AngloGold Ashanti calculates that its attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to it by the DRC government amounted to $63 million as of 31 December 2025. In December 2023, an agreement was reached with the DRC government for the reimbursement of a portion of the refundable VAT, which resulted in VAT refunds of $34 million attributable to AngloGold Ashanti as of 31 December 2023. In September 2024, a further agreement was reached with the DRC government, which resulted in
VAT refunds of $11 million attributable to AngloGold Ashanti as of 31 December 2024. In December 2025, another agreement was reached with the DRC government, which resulted in VAT refunds of $57 million attributable to AngloGold Ashanti as of 31
December 2025. However, uncertainty remains regarding the timing and level of cash receipts and offsets against other taxes for purposes of the recovery of AngloGold Ashanti’s remaining VAT receivables in the DRC.
Since 1 January 2025, the export of mining products, including gold, is subject to the general laws governing custom duties as the DRC Finance Act No. 47 of 2025 (the “2025 Finance Act”) amended the Reformed DRC Mining Code to remove a prior custom duty exemption. The 2025 Finance Act set the custom duty rate applicable to gold at 3%. The 2025 Finance Act also introduced a priority dividend right for the DRC government in relation to the net distributable profit of mining companies which are part of the DRC government’s portfolio. Distribution of this priority dividend has become mandatory and automatic pursuant to the DRC Finance Act No. 25/060 of 2026 (the “2026 Finance Act”). Kibali Goldmines is currently not obligated to distribute dividends to its shareholders before the full repayment of outstanding shareholder loans. However, Kibali Goldmines has, in the past, declared dividends on a voluntary basis to its shareholders, including to Société Minière de Kilo-Moto S.A. (“SOKIMO”)
which holds a 10% interest in the Kibali joint venture and represents the interest of the DRC government. While it is not currently anticipated that Kibali Goldmines will be required to pay the priority dividend under the 2026 Finance Act until all such outstanding shareholder loans are repaid, Kibali Goldmines may continue to distribute dividends on a voluntary basis and/or revise its internal dividend policy.
Foreign exchange control regime
The Reformed DRC Mining Code imposed new exchange control rules requiring that mining title holders repatriate onshore 60%
of sale revenues received during the investment amortisation period and 100% once the investment amortisation is completed.
During 2025, AngloGold Ashanti repatriated $283 million from its operations in the DRC, of which $122 million (net of withholding taxes) in the form of dividends and $161 million in the form of loan repayments (net of bank fees). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $110 million as of 31
December 2025. The cash is fully available for the operational requirements of Kibali Goldmines. The cash and cash equivalents held at Kibali Goldmines are subject to various steps before they can be distributed to Kibali (Jersey) Limited and are held across four banks in the DRC, including two domestic banks.
AngloGold Ashanti’s rights and permits
AngloGold Ashanti holds a significant stake in the Kibali gold mine which is located in the Haut-Uélé province in the north-eastern part of the DRC. The Kibali gold mine is owned by Kibali Goldmines which is a joint venture between Barrick Mining Corporation
(45%), AngloGold Ashanti (45%) and SOKIMO (10%) which represents the interest of the DRC government. AngloGold Ashanti and Barrick Mining Corporation each have a 50% interest in Kibali (Jersey) Limited which holds their respective 45% interests in
Kibali Goldmines.
The Kibali gold project is operated by Barrick Mining Corporation and comprises ten exploitation permits, of which seven expire in 2029 and three in 2030. Those exploitation permits (11447, 11467, 11468, 11469, 11470, 11471, 11472, 5052, 5073 and 5088)
cover an area of approximately 1,836 km2 in the Moto goldfields.
Egypt
General laws relating to mining and land ownership
General regime
In Egypt, the exploitation of natural resources is regulated by the Egyptian Constitution of 2014 (as amended in 2019), which states that all natural resources belong to the people. In general, under the Egyptian legal regime, all mineral rights are vested in the Arab Republic of Egypt. Pursuant to the Egyptian Constitution, the right to exploit natural resources, including precious metals such as gold, can only be granted by a special law adopted by the Egyptian Parliament for a period not exceeding 30 years. Mining exploration, exploitation and development operations in Egypt are generally governed by Law No. 198/2014 on
Mineral Resources (as amended by Law No. 145/2019 and Law No. 87/2025) and the executive regulations issued pursuant to
Prime Minister Decree No. 108/2020 (collectively, the “Mineral Resources Law”). In addition, some mining operations are granted as concession agreements that are issued in the form of a special law adopted by the Egyptian Parliament which specifically relate to such individual mining operations. The Egyptian Mineral Resources and Mining Industries Authority
(“MRMIA”) is the governmental regulatory entity responsible for mineral resources in Egypt. MRMIA was reincorporated by Law
No. 87/2025 and was formerly called the Egyptian Mineral Resources Authority (“EMRA”) (which was originally known as the
Egyptian Geological Surveys and Mining Authority).
The Mineral Resources Law authorises the Egyptian Minister of Petroleum and Mineral Resources (“MoP”) to grant licences for the exploration of gold. The Egyptian Ministry of Petroleum and Mineral Resources (the “Ministry”) was established and is regulated by Presidential Decree No. 409/1973 concerning the formation of ministries and Presidential Decree No. 1451/1973 concerning competencies of the Ministry and the MoP. Following the grant of a licence for the exploration of gold, several additional permits are required for mining projects, including permits issued by the Egyptian Ministry of Environment and the
Egyptian Ministry of Defence.
Exploration and exploitation models
There are generally two mechanisms to obtain the required mining approvals to engage in gold mining operations in Egypt under the Egyptian legal regime: (i) the rent, royalty and tax-based licensing model and (ii) the concession model.
Rent, royalty and tax-based licensing model

The Mineral Resources Law provides for a dual licences mechanism in the form of an initial exploration licence to be granted by the MoP, typically following a public international tender process.  The exploration licence will be granted with an initial term of two years , which can be renewed twice for two years each as of right and a third time upon presentation and approval of technical justification for such extension by MRMIA (i.e., for a maximum duration of eight years). Upon commercial discovery, an exploitation licence is required to be obtained prior to developing mining operations, and such licence requires the adoption of a special law by the Egyptian Parliament. This dual licensing mechanism is based on a rent, royalty and tax-based model which would also include a net profit interest for MRMIA.
Concession model
Exploration and exploitation rights can also be obtained through a special law adopted by the Egyptian Parliament in the form of a production sharing and cost recovery agreement with the Egyptian Government (represented by the MoP) and MRMIA. This is known as the concession model.
Concession-based projects are generally regulated by the terms and conditions of an individual concession agreement which prevail in case of conflict with the Mineral Resources Law or other applicable legislation. A gold mining concession agreement typically covers exploration and exploitation rights (subject to commercial discovery). A concession agreement is entered into by the MoP (as a representative of the Egyptian Government), the MRMIA (in its capacity as the Egyptian mining regulator) and the contractor (i.e., the mining company or other party engaged in mining operations). The concession agreement is issued as a special law following ratification by the Egyptian Parliament and therefore it can only be amended by the adoption of a subsequent law.
A concession agreement typically sets out the number of exploration phases, and the duration thereof, as well as the percentage of land to be relinquished during each period. An exploitation lease is issued, upon commercial discovery, with respect to the specific areas of the mining concession that will be developed for gold production. The term of the exploitation lease, including any extensions thereof, is determined in the concession agreement.
Under a concession agreement, royalties are generally required to be paid to the Egyptian Government. The minimum royalty rate for gold is currently set at 5% in the Mineral Resources Law. However, for gold mining concession agreements entered into prior to the most recent amendment of the Mineral Resources Law in June 2025, the royalty rate continues to range from 3% to
5%. Under the concession model, the contractor is solely responsible for funding the joint operating company, but is entitled to recover set percentages of exploration and exploitation costs set out in the relevant concession agreement.
Sukari Concession Agreement
The Sukari gold mine follows the concession model. In 1994, Pharaoh Gold Mines NL (“PGM”), one of AngloGold Ashanti’s
Australian wholly-owned subsidiaries, entered into a concession agreement with MRMIA (formerly EMRA) and the Egyptian
Government (represented by the MoP) (the “Sukari Concession Agreement”). The Sukari Concession Agreement was ratified by the Egyptian Parliament through the adoption of Law No. 222/1994 and came into effect on 13 June 1995. The Sukari
Concession Agreement grants PGM and MRMIA the right to explore, develop, mine and sell gold and associated minerals in the
Sukari concession area located in the Eastern Desert of Egypt. In the event of a conflict between the provisions of the Sukari
Concession Agreement and the Mineral Resources Law or other applicable legislation, the provisions of the Sukari Concession
Agreement prevail.
On 24 May 2005, PGM, MRMIA and the MoP executed an exploitation lease covering an area of approximately 160 km2 surrounding the Sukari gold mine site within the Sukari concession. On 7 June 2005, Sukari Gold Mines Company (“SGM”) was
incorporated under the laws of Egypt as the joint operating company of the Sukari gold mine. SGM was formed to conduct exploration, development, exploitation and marketing operations in accordance with the Sukari Concession Agreement. SGM acts as an agent for PGM and MRMIA in carrying out the operations at the Sukari gold mine. Responsibility for the day-to-day management of the Sukari gold mine rests with the SGM general manager, who is appointed by PGM.
The fiscal terms of the Sukari Concession Agreement require that PGM solely funds SGM, and PGM is entitled to recover from sales revenue recoverable costs, as defined in the Sukari Concession Agreement. MRMIA is entitled to a share of SGM’s profit
(defined as revenue less payment of the fixed royalty to the Egyptian Government and recoverable costs).
In the Sukari Concession Agreement, the royalty rate is set at 3% of net sales revenue from the sale of gold and associated minerals from SGM, payable to the Egyptian Government, in cash in each calendar half year.
EDX Exploration Licences
In 2021, certain AngloGold Ashanti wholly-owned Egyptian subsidiaries (the “EDX Companies”) were granted several exploration licences by the MoP in the Eastern Desert of Egypt outside of the Sukari mining concession area (the “EDX Exploration
Licences”). The EDX Exploration Licences are based on a rent, royalty and tax-based model which includes a net profit interest for MRMIA. AngloGold Ashanti will be the sole operator of the EDX mining operations and no joint operating company will be established with MRMIA. Unlike the Sukari Concession Agreement, the Mineral Resources Law and other applicable legislation prevail in case of conflict between such legislation and the provisions of the EDX Exploration Licences.

Under the EDX Exploration Licences, the royalty rate is set at 5% of the value of the sales revenue of gold and associated minerals, payable quarterly to MRMIA, with the method of calculation to be set out in detail in the exploitation agreement pursuant to which the exploitation licence will be issued. Upon commencement of commercial production, a 15% net profit interest is to be paid to MRMIA in line with such exploitation agreement. In addition, a community development contribution shall be set out in such exploitation agreement.
In December 2024, AngloGold Ashanti finalised an in-principle agreement around the terms and conditions of a new Model
Mining Exploitation Agreement (“MMEA”) with MRMIA and the MoP in respect of the EDX mining operations. An MMEA sets out the provisions of a comprehensive legal and fiscal framework applicable to any future commercial discoveries in the EDX blocks that complements the agreed exploration terms finalised in 2021. It governs the route to mining, exploitation and development in the exploitation areas of the EDX blocks. Unlike the provisions of the EDX Exploration Licences, an MMEA takes precedence over the Mineral Resources Law and other applicable legislation in case of direct conflict.
The MMEA covering the exploration licence held by Centamin Central Mining S.A.E. was ratified by the Egyptian Parliament through the adoption of Law No. 166/2025 following its signature by MRMIA and the MoP and came into effect on 5 August 2025.
In addition, it is also expected that the MMEA covering the exploration licence held by Centamin North Mining S.A.E. will be issued as a special law, but the timing of such issuance is currently unknown. Upon commercial discovery, the exploitation licence for the relevant EDX mining operations will be issued pursuant to the corresponding MMEA.
Ownership and title to land and assets
AngloGold Ashanti’s access to the area of the Sukari gold mine as well as to the EDX area is secured by virtue of the Sukari
Concession Agreement and the EDX Exploration Licences, respectively. Legal ownership of both those areas remains with the
Egyptian State.
Under the concession model, neither the mining company nor the joint operating company shall at any point own any land in the concession or hold title thereto. As a result, any land purchased by PGM or SGM in the Sukari concession area during the term of the Sukari Concession Agreement will become the property of MRMIA. Title to fixed and movable assets owned or purchased by PGM or SGM will be transferred to MRMIA upon cost recovery. After such transfer, PGM and SGM remain entitled to use all such fixed and movable assets for the remainder of the term of the Sukari exploitation lease and any extensions thereof. By contrast, with respect to the EDX Companies, as the EDX Exploration Licences are based on a rent, royalty and tax-based licensing model (instead of a concession model), fixed and movable assets owned or purchased by the EDX Companies will remain their property and legal title thereto will not be automatically transferred to MRMIA.
Tax laws relating to mining
Mining projects carried out under the concession model usually enjoy special tax and customs duty arrangements. The Sukari
Concession Agreement provides for a 15-year tax exemption from any taxes imposed by the Egyptian Government on the revenues generated from SGM. As a result, SGM is currently exempt from Egyptian corporate income tax. The tax exemption does not include (i) the fixed 3% royalty attributable to the Egyptian Government, (ii) rental income on property and (iii) interest income on cash and cash equivalents. The initial tax exemption, which expired in March 2025, was renewed on substantially the same terms on 29 April 2025 for an additional 15-year period. The renewed tax exemption will expire on 28 April 2040.
In addition, the Sukari Concession Agreement includes various exemptions from custom taxes and duties with respect to the import of machinery, equipment and consumable items required for the purpose of exploration and exploitation activities (as long as there is no local substitution available with the same or similar quality to the imported items). Furthermore, under the Sukari
Concession Agreement, there is an exemption from duties or taxes on the export of gold and associated minerals produced from
SGM. Finally, PGM is at all times free to transfer, whether in US dollar or other freely convertible foreign currency, any cash of
PGM representing its share of net proceeds and recovery of costs, without any Egyptian Government limitation, tax or duty.
By contrast, mining projects carried out under the rent, royalty and tax-based model with a net profit interest for MRMIA are subject to all applicable taxes and customs regulations in Egypt, including corporate income tax, value added tax (“VAT”) and custom taxes and duties, unless separate tax concessions have been agreed with the Egyptian Government and ratified by the
Egyptian Parliament. The corporate income tax rate in Egypt is 22.5% on the net taxable profits of a company. The MMEA ratified by Law No. 166/2025 covering the exploration licence held by Centamin Central Mining S.A.E. provides for a separate fiscal framework for exploration and exploitation activities. The same fiscal framework is anticipated to apply in respect of the exploration licence held by Centamin North Mining S.A.E. upon the entry into, and ratification of, the MMEA for such licence area.

Environmental laws relating to mining
Environmental matters are primarily regulated by Law No. 4/1994 on Environmental Protection and the executive regulations issued by Prime Minister Decree No. 338/1995 (collectively, the “Environmental Laws”). The Egyptian Environment Affairs
Agency (“EEAA”) is the regulatory agency responsible for implementing and enforcing the Environmental Laws, including by formulating general policies and administering plans designed to protect the environment. Under this environmental regulatory framework, environmental reviews are required to be completed by the EEAA as part of the approval process for all proposed mining projects. Non-compliance with the Environmental Laws could lead to the imposition of substantial civil fines and penalties and, in certain cases, criminal charges.
In addition, all mining projects must comply with Law No. 117/1983 on the Protection of Antiquities and Law No. 102/1983 on
Natural Reserves and obtain required environmental permits and approvals following completion of an environmental impact assessment. All of AngloGold Ashanti’s entities engaging in mining in Egypt currently hold valid environmental permits.
AngloGold Ashanti’s rights and permits
Sukari gold mine is located in the Red Sea Governorate in the Eastern Desert of Egypt. It is jointly owned by PGM (a wholly-
owned subsidiary of AngloGold Ashanti) and MRMIA through their respective 50% equity stake in SGM which operates the
Sukari gold mine. The Sukari Concession Agreement was ratified by the Egyptian Parliament through the adoption of Law No.
222/1994 and came into effect on 13 June 1995. The Sukari exploitation lease covers an area of approximately 160 km2 surrounding the Sukari gold mine site within the Sukari concession. Under the terms of the Sukari Concession Agreement, the exploitation lease is valid for 30 years from the first date of commercial discovery and may be renewed for a further 30-year period, at the option of PGM, with reasonable commercial justification and upon six months written notice to MRMIA prior to the expiry of the initial 30-year period. The renewal of the exploitation lease will need to be ratified by the Egyptian Parliament.
Certain AngloGold Ashanti wholly-owned Egyptian subsidiaries, the EDX Companies, hold the EDX Exploration Licences which cover approximately 1,389 km2 of prospective greenfield exploration tenements in the Red Sea Governorate in the Eastern
Desert of Egypt outside of the Sukari mining concession area. The EDX Exploration Licences currently comprise two separate exploration licences covering the Nugrus block and the Najd Fault Corridor block, respectively. The exploration licence for the
Nugrus block, covering an area of approximately 848 km2 located adjacent to the Sukari gold mine, is held by Centamin Central
Mining S.A.E. It is currently in its second exploration phase, which has a duration of two years and will expire on 25 May 2026, subject to renewal. The exploration licence for the Najd Fault Corridor block, covering approximately 541 km2 located southeast of the former El Sid gold mine, is held by Centamin North Mining S.A.E. It is currently in its first exploration phase, which has a duration of two years and will expire on 30 September 2027, subject to renewal.
Ghana
General laws relating to mining
Control of minerals and mining companies
The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the “GMM Act”) provide that all minerals in
Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of reconnaissance, prospecting, recovery and associated land usage being granted under licence or lease. The grant of a mining lease by the Ghana Minister for Lands and Natural Resources (the “LNR Minister”) upon the advice of the Minerals Commission is subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by the Ghanaian Parliament. The LNR Minister has the power to object to a person becoming or remaining a controller of a company which has been granted a mining lease if the LNR Minister believes, on reasonable grounds, that the public interest would be prejudiced by the person concerned becoming, or remaining, a controller.
Stability and development agreements
The GMM Act provides for stability and development agreements. Stability agreements guarantee for a period of 15 years certain terms and conditions (mainly fiscal) to which a company’s operations are subject. Development agreements may be granted to a mineral right holder that proposes to invest over $500 million in its mineral operations in Ghana. The GMM Act permits stability provisions to be incorporated into development agreements. Stability and development agreements are subject to parliamentary ratification. In January 2020, it was proposed that the GMM Act be amended to abolish development agreements and shorten the maximum term of stability agreements from 15 years to five years (with a possible extension for a further five years). If the GMM
Act were amended along these lines, such amendments would not apply retroactively and would therefore not have an impact on existing development agreements, including the Obuasi Development Agreement (as described below). Such amendments to the
GMM Act have not yet been adopted.
Ghana Stability Agreement

In 2004, following the implementation of the business combination between AngloGold Limited and Ashanti Goldfields Company
Limited, AngloGold Limited and the Government of Ghana signed a stability agreement (the “Ghana Stability Agreement”)
governing certain aspects of the fiscal and regulatory framework within which the Company would operate in Ghana for a period of 15 years. In June 2018, the Ghana Stability Agreement ceased to apply to the Obuasi mine because of the parliamentary ratification of a new development agreement and a new tax concession agreement in relation to that mine (as described below).
The Ghana Stability Agreement continued to apply to the Iduapriem mine until it expired in April 2019. Since then, AngloGold
Ashanti (Iduapriem) Limited (“AGA Iduapriem”) no longer benefits from the Ghana Stability Agreement. AGA Iduapriem benefits from certain concessions under two deeds of warranty, including exemptions from withholding taxes on dividends, interest and payments for foreign services, and allowable deductions.
Obuasi Development Agreement
AngloGold Ashanti (Ghana) Limited (“AGA Ghana”) negotiated a new development agreement in relation to the Obuasi mine (the
“Obuasi DA”) with the Government of Ghana. On 21 June 2018, the Ghanaian Parliament ratified the Obuasi DA, which contains stability terms as provided for in stability agreements. The Obuasi DA confers a number of rights and obligations on AGA Ghana with respect to the Obuasi mine, including, among other matters, (i) the stabilisation of the fiscal and regulatory framework
(except for enactments promoting the use of Ghanaian goods and services) for a period of ten years (with a potential five-year extension); (ii) the right to hold up to 80% of proceeds received from exporting minerals in foreign currencies outside of Ghana;
(iii) obligation to give preference to materials and goods made in Ghana as well as services provided by Ghanaians; and (iv) the right to peaceful enjoyment and protection against expropriation. The Obuasi DA will expire on 16 January 2028, unless it is extended for an additional five-year period.
Obuasi Tax Concession Agreement
Fiscal terms, which would ordinarily form part of a single stabilisation document, were separated from the Obuasi DA. Hence a separate tax concession agreement in relation to the Obuasi mine (the “Obuasi TCA”) was signed with the Government. On 21
June 2018, the Ghanaian Parliament ratified the Obuasi TCA with a concession period until 31 December 2027. The Obuasi TCA contains a number of tax concessions for AGA Ghana with respect to the Obuasi mine, including, among other matters, (i) a corporate income tax rate of 32.5% or such lower rates as may be fixed by law (instead of the current statutory rate of 35%); (ii)
exemption of certain transactions from capital gains tax; (iii) a sliding scale royalty rate ranging from 3% to 5% for a price ranging from $1,300 up to $2,000 and above per ounce (instead of the current flat rate of 5%); and (iv) certain VAT exemptions and refunds.
Government’s Golden Share
Section 60(1) of the GMM Act provides that the Government of Ghana can require a mining company to issue a special share to the Republic of Ghana for no consideration (a “Golden Share”). A Golden Share in AGA Ghana was issued to the Government of
Ghana and the Obuasi DA confirms that the Government’s rights with respect to its Golden Share apply only in respect of AGA
Ghana’s assets and operations in Ghana. The Golden Share confers certain rights on the Government in respect of AGA Ghana.
For example, written consent of the holder of the Golden Share is required for, among other matters, (i) any amendment of the rights and restrictions in respect of the Golden Share; (ii) the voluntary winding-up or voluntary liquidation of AGA Ghana; (iii) the disposal of any mining lease held by AGA Ghana; and (iv) the disposal of all or substantially all of the assets of AGA Ghana. The holder of the Golden Share does not have the right to participate in the profits or assets of AGA Ghana (by way of dividend or other capital issuances), but is entitled to attend any general meeting of shareholders.
Tax laws relating to mining
Currently, the main tax laws in Ghana include the following acts and regulations, which have been frequently amended over the years:
•Income Tax Act, 2015 (Act 896) (as amended) and Income Tax Regulations, 2016 (L.I. 2244);
•Customs Act, 2015 (Act 891) (as amended) and Customs Regulations, 2016 (L.I. 2248);
•Value Added Tax, 2025 (Act 1151) (as amended) and Value Added Tax Regulations, 2016 (L.I. 2243);
•Revenue Administration Act, 2016 (Act 915) (as amended) and Revenue Administration Regulations, 2025 (L.I. 2513);
•Exemptions Act, 2022 (Act 1083) and Exemptions Regulations, 2025 (L.I. 2514); and
•Growth and Sustainability Levy Act, 2023 (Act 1095) (as amended).
The Income Tax Act, 2015 (Act 896) ringfences and taxes income derived from mining operations at the rate of 35%. The Obuasi
TCA for AGA Ghana provides for a stabilised income tax rate of 32.5%. AGA Iduapriem currently pays income tax at the rate of
35%.
Furthermore, mining companies must pay ground rent and royalties. Ground rent is payable annually and is calculated based on the number of cadastral units of land held. Royalties are calculated as a percentage of total revenue from minerals obtained by the mining company. The Minerals and Mining (Royalty) Regulations, 2025 (L.I. 2500/2501), which came into force on 10 March
2026, introduced, among other things, a sliding-scale royalty framework on gold starting at 5% and going up to 12% in response to international market prices. The Government of Ghana previously applied a 5% royalty rate to mining companies who had not agreed a different royalty rate under an agreement with the State. The new royalty rates apply to AGA Iduapriem, increasing its royalty rate from 5% to approximately 12% so long as the gold price remains above $4,500 per ounce. AGA Ghana will continue paying royalties on a sliding scale ranging between 3% and 5% as provided for by the Obuasi TCA.
The provision of goods and services is liable to value added tax (“VAT”) at a rate of 15%. In addition, there are separate levies, including a 2.5% National Health Insurance Levy (“NHIL”) and a 2.5% Ghana Education Trust Fund Levy (“GetFund Levy”). By
virtue of the Obuasi TCA, AGA Ghana is exempt from the payment of the NHIL and GetFund Levy.
In addition, the Growth and Sustainability Levy Act, 2023 (Act 1095) (the “GSL Act”) introduced a Growth and Sustainability Levy
(“GSL”) on certain companies and institutions initially for the 2023, 2024 and 2025 years of assessment. In March 2025, the
Ghanaian Parliament extended its duration until the 2028 year of assessment. With respect to mining companies, the non-
deductible GSL currently amounts to 1% of gross production. While the GSL Act contains a provision to the effect that the GSL applies to the specified companies or institutions despite any provision to the contrary in any agreement or enactment relating to a tax holiday or exemption from direct or indirect tax applicable to such company or institution, AGA Ghana believes such provision is incompatible with the Obuasi DA. AGA Iduapriem is subject to the GSL.
The Exemptions Act, 2022 (Act 1083) (“Exemptions Act”) defines the scope of tax exemptions that may be granted under
Ghanaian law, and sets out the administrative process for obtaining a tax exemption. The Exemptions Act required a person with the benefit of an existing tax exemption to apply to the Ghana Minister of Finance by 11 March 2023 in order to continue to benefit from that tax exemption. The requirement to apply to the Minister of Finance does not affect AGA Ghana (as, by virtue of the Obuasi DA, AGA Ghana is stabilised against the adverse effects of, or obligations imposed by, any new laws). By contrast,
AGA Iduapriem is subject to the provisions of the Exemptions Act.
Environmental laws relating to mining
Mining companies are required, under the GMM Act, Environmental Protection (Environmental Assessment) Regulations, 2025
(L.I. 2504) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary approvals from the Environmental Protection
Authority (the “Ghana EPA”) and, in appropriate cases, the Water Resources Commission, the Forestry Commission and/or the
Minerals Commission before undertaking mining operations. This includes undergoing an environmental impact assessment process and, following the issuance of the environmental permit, periodically preparing (i) environmental management plans, which include details of the anticipated impacts of mining operations on the environment and local communities, as well as a comprehensive plan and timetable for actions to mitigate and remediate any such adverse effects of the mining operations, and
(ii) annual environmental reports in respect of their businesses, for submission to the Ghana EPA. Mining companies are also subject to environmental inspection and audit by the Ghana EPA. The Minerals and Mining (Health, Safety and Technical)
Regulations, 2012 (L.I. 2182) also require mining operations to obtain certain permits from the Inspectorate Division of the
Minerals Commission for the operation of mines. The environmental permits of AGA Ghana (for the Obuasi redevelopment project and for construction of a tailings storage facility) will expire in October 2026. The environmental permits for operations at
AGA Iduapriem (relating to gold mining, the re-mining of the Block 4 pit, and the construction and operation of a tailings storage facility) will expire on various dates between April 2026 and June 2027. Renewal applications for the environmental permits at both AGA Ghana and AGA Iduapriem are in process.
Environmental laws in Ghana also require mining operators to rehabilitate land negatively impacted by mining operations according to an environmental cost reclamation plan agreed with the Ghana EPA. The environmental cost reclamation plan includes two cost estimates, namely the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as of the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Each mining company is typically required to secure a percentage (typically between 50% and 100%) of the estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. The terms of each reclamation bond are determined by a reclamation security agreement between the company and the Ghana EPA. Both AGA Ghana and AGA
Iduapriem have bank guarantees in place for environmental reclamation liabilities as well as escrow accounts with joint signatories from the Ghana EPA. The current bank guarantees for AGA Iduapriem and AGA Ghana have been renewed and will expire in October 2026 and December 2026, respectively.
Foreign exchange, export and other rules
Ghana Gold Board
The Ghana Gold Board Act, 2025 (Act 1140) established the Ghana Gold Board to replace the Precious Minerals Marketing
Company Ltd (“PMMC”). The Ghana Gold Board’s mandate is to (i) oversee, monitor and undertake the buying, selling, assaying, refining, export or other related activity in respect of gold and other precious minerals, (ii) generate foreign exchange for the country, (iii) support responsible mining, (iv) promote value addition to gold and other precious minerals of the country, and (v) support the accumulation of gold reserves by the Bank of Ghana. Act 1140 empowers the Ghana Gold Board to purchase a portion or all of the gold produced by small-scale mining companies. Further, the Ghana Gold Board now holds the sole statutory authority to grade, assay, weigh, and value all gold produced in Ghana.
Retention of foreign earnings

Pursuant to Section 30 of the GMM Act, a mining company may retain a percentage of its foreign exchange earnings to satisfy its external payment obligations. The Obuasi mine is permitted to retain 80% of its foreign exchange earnings in an offshore foreign exchange account, whereas the Iduapriem mine is allowed to retain up to 45%. In addition, the Company has permission from the Bank of Ghana to retain and use U.S. dollars outside of Ghana to fulfil payment obligations to the Company’s hedge counterparties which cannot be met from the cash resources of its treasury company.
Rules regarding the export of gold and diamonds
While the Ghana Gold Board generally holds the sole authority to export gold, large-scale mining companies retain the right to export gold directly, provided they hold a valid licence granted by the LNR Minister. AGA Ghana and AGA Iduapriem currently hold such licences. Notwithstanding this direct export privilege, the Ghana Gold Board retains the exclusive authority to grade, assay, weigh, and value all gold produced in Ghana. Consequently, large-scale mining companies must submit all gold destined for export to the Ghana Gold Board for certification prior to shipment. Further, the Ghana Revenue Authority (Customs Division)
permits export only upon presentation of a completed Form FEX A4 bearing the Bank of Ghana’s embossment. Conversely, small-scale miners are prohibited from exporting directly and must export all production through the Ghana Gold Board.
Local assaying and refinement policies
Act 1140 codified the National Assaying Policy. Historically, this policy began with a November 2016 directive appointing the
PMMC as the designated assay laboratory. At the time, the Ghana Chamber of Mines, representing members including
AngloGold Ashanti, opposed the directive due to operational concerns and initiated proceedings to reverse or modify the directive. Following negotiations between the Ghana Chamber of Mines and the Government of Ghana, the National Assaying
Policy was formally introduced in February 2018. Under Act 1140, the Ghana Gold Board now holds the sole statutory authority to grade, assay, weigh, and value all gold produced in Ghana, thereby superseding the previous ministerial directive.
Local content and local participation policy
Mining companies must submit a detailed programme for the recruitment and training of Ghanaians with a view to achieving
“localisation”, which is the replacement of expatriate personnel in a company’s Ghanaian operations by Ghanaian personnel. In addition, mining companies must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies, as further set out in the Minerals and Mining (Local Content and Local
Participation) Regulations, 2020 (L.I. 2431). These regulations aim to develop Ghanaian participation in the mining industry value chain by imposing an obligation on mining companies to procure goods and services with Ghanaian content to the maximum extent possible. A new Procurement List (6th edition) was published by the Minerals Commission in January 2025 which expands the list of goods and services to be sourced locally and increased local content and participation targets for certain categories. In particular, the new Procurement List prohibits owner mining in favour of contract mining by mining contractors incorporated in
Ghana. In addition, all directors and shareholders of mining contractors for surface operations should be Ghanaian. For underground operations, at least 50% of directors and shareholders should be Ghanaian. AGA Ghana and AGA Iduapriem’s existing contract mining arrangements are exempt from the application of the new Procurement List as they predate its adoption.
The Government’s election to purchase gold
In June 2021, the Bank of Ghana launched a “Domestic Gold Purchase Programme” through which the Bank of Ghana intends to purchase refined gold from AGA Ghana, AGA Iduapriem and other large-scale mining companies through voluntary arrangements pursuant to the Bank of Ghana Act, 2002 (Act 612). The LNR Minister indicated in November 2022 that the
Government of Ghana intended to exercise its statutory right of pre-emption pursuant to the GMM Act to compel large-scale mining companies to sell 20% of their Ghana gold production and/or the resultant refined gold to the Bank of Ghana in exchange for Ghanaian cedis. As of 16 March 2026, the Government has not exercised its pre-emption rights. Each of AGA Ghana and
AGA Iduapriem executed voluntary gold purchase agreements with the Bank of Ghana in December 2022, which are amended on an annual basis, and has been selling 20% of their annual gold production to the Bank of Ghana since then.
AngloGold Ashanti’s rights and permits
The Obuasi mine, which is located in the Ashanti region of Ghana, originally held four contiguous mining leases, namely, the
Obuasi, Binsere 1, Binsere 2 and Binsere 3 Mining Leases. The Obuasi Mining Lease was granted by the Government of Ghana on 5 March 1994, covering an area of approximately 338 km2 in the Amansie East and Adansi West districts of the Ashanti region, for a term of 30 years from the date of the agreement. The Binsere Mining Leases were granted on 9 April 1998, covering an area of 140 km2, for a term of 30 years from the date of the agreement. All leases in respect of the Obuasi mine had been duly ratified in accordance with Ghanaian law. In March 2007, the Government of Ghana agreed to extend the term of the Obuasi
Mining Lease for a further term of 30 years. The amended Obuasi Mining Lease was also ratified by Parliament on 23 October
2008. The Obuasi Mining Lease will expire in March 2054 and the Binsere Mining Leases in April 2028. The mining leases are renewable. On 3 March 2016, the Minerals Commission approved AGA Ghana’s application to surrender approximately 273.54 km2 of the area to the Government of Ghana, reducing the combined area under AGA Ghana’s lease areas to 201.46 km2. The remaining parcel of land that is subject to the mining lease is situated within various villages and townships in the region but excludes the municipality of Obuasi. On 15 January 2021, the Minerals Commission approved AGA Ghana’s application to surrender a further 60.24 km2 of lease area, thereby reducing the total lease area to 141.22 km2 under three mining leases,

namely, the Obuasi Mining Lease (87.48 km2), the Binsere 1 Mining Lease (29.03 km2) and the Binsere 2 Mining Lease (24.71
km2). These mining leases are covered by the Obuasi DA and Obuasi TCA.
The Iduapriem mine, which is located in the Western region of Ghana, operates under four different mining leases, namely, the
Iduapriem Mining Lease (LVB1539/89) (36.47 km2), the Ajopa Mining Lease (LVB/WR326/09) (46.12 km2), the Teberebie Mining
Lease (LVB3722H/92) (28.53 km2) and the Ajopa South Mining Lease (LR#1109/1999) (28.10 km2). On 17 February 2020, the
mining leases were extended for a further period of 15 years and such leases will now expire in February 2035. All leases in respect of the Iduapriem mine have been duly ratified in accordance with Ghanaian law.
Guinea
General laws relating to mining
In Guinea, the mining industry is primarily regulated by Law L/2011/006/CNT dated 9 September 2011 as amended by Law
L/2013/053/CNT dated 8 April 2013 and promulgated by Decree D/2013/075/PRG/SGG dated 17 April 2013 (together, the
“Guinea Mining Code”).
The Guinea Mining Code is implemented by various decrees and orders, including Decree D/2014/015/PRG/SGG adopting a model of mining convention, dated 17 January 2014, Order A/2016/1584/MMG/SGG related to the administration’s capacities for the management of integrated mining projects (PARCA-GPI) and its steering committee, dated 6 June 2016, and Decree
D/2016/163/PRG/SGG on the national agency for the development of mining infrastructures (ANAIM), dated 13 June 2016.
In 2017, Decree D/2017/285/PRG/SGG was adopted, which sets forth the conditions for the constitution and management of the
Local Development Fund (“Fodel”), as well as Joint Order A/2017/6326/MMG/MATD/SGG, which sets forth the conditions for the use, management and control of the Fodel. Together, these instruments set forth the use of the mining companies’ financial contribution to the development of the local communities and the rules applying to the Fodel, which was created under the
Guinea Mining Code. On 13 July 2018, Joint Order A/2018/5212/MEF/MMG/MB/MATD/SGG was issued, which regulates the use, management and monitoring of the resources allocated to local authorities pursuant to article 165 of the Guinea Mining
Code. In 2019, an inter-ministerial committee was created to supervise and control the Fodel through the adoption of Joint Order
AC/2019/089/MMG/MATD/SGG setting out the conditions for the constitution, powers and management of said inter-ministerial committee. On 6 September 2019, Decree D/2019/263/PRG/SGG was issued, which sets forth local content requirements in the framework of the implementation of public and private projects in Guinea. On 27 May 2021, Order A/2021/1229/MMG/SGG was
issued to establish the Steering Committee for local content in the mining sector. On 21 October 2022, Law L/2022/010/CNT, dated 22 September 2022, setting up the legal framework for local content in public and private projects was enacted (the “Local
Content Act”). In particular, the Local Content Act regulates local employment, procurement of goods and services, and subcontracting requirements. As the Local Content Act does not expressly repeal the provisions of Decree D/2019/263/PRG/
SGG, those provisions remain in force to the extent that they do not conflict with the Local Content Act.
On 16 June 2020, a new procedure for the export of gold by mining companies was enacted through the adoption of Decree
D/2020/113/PRG/SGG, which sets out, amongst other things: (i) when the industrial production tax referred to in article 161-1 of the Guinea Mining Code shall be paid, and (ii) the process to be followed to export gold bullion.
On 27 April 2021, a Joint Order AC/2021/824/MMG/BCRG/SGG was issued establishing the fees and costs charged by the
Guinean mining authorities and the Guinean Central Bank in connection with the administrative procedures for the export of gold by industrial and semi-industrial companies.
AngloGold Ashanti’s rights and permits
The Group’s Guinean subsidiary, Société AngloGold Ashanti de Guinée S.A. (“SAG”), has title to the Siguiri mine in the form of a mining concession, originally granted by virtue of Presidential Decree D/97/171/PRG/SGG, dated 4 August 1997, for a period of
25 years (the “Mining Concession”). The Mining Concession covers exploration and mining for gold, silver, diamonds and associated ores, and was originally covered by a mining convention entered into with the Republic of Guinea in 1993 and amended in 2005. On 28 June 2016, SAG and the Government of Guinea concluded a revised and consolidated mining convention (Convention de Base Révisée et Consolidée) (the “Revised Mining Convention”) which encompasses a renewal of the term of the original mining convention and other amendments necessary to support an expansion project to extend the life of the Siguiri mine (the “Expansion”). In compliance with the provisions of the Guinea Mining Code, the Revised Mining Convention
was ratified by the Guinean National Assembly (Law L/2016/N°067/AN dated 30 December 2016, promulgated by Decree
D/2017/015/PRG/SGG dated 24 January 2017), submitted to the Guinean Supreme Court which rendered a favourable opinion
(Judgement N°AC 005 dated 16 January 2017), and ratified by the President of the Republic of Guinea (Decree D/2017/021/
PRG/SGG dated 24 January 2017), following which it replaced the original mining convention and became effective on 24
January 2017. The Mining Concession expired on 4 August 2022; however, a renewal request was filed prior to its expiry in accordance with the provisions of the Revised Mining Convention on 1 February 2022.

Key elements of the Revised Mining Convention include the following:
•a duration of 25 years, expiring on 23 January 2042, subject to further renewal if mining operations continue;
•the term of the Mining Concession is aligned with the term of the Revised Mining Convention since the Republic of
Guinea committed to maintain the Mining Concession for the entire duration of the Revised Mining Convention;
•SAG’s operations remain governed by the 1995 Guinea Mining Code (the prior mining code) and are only subject to the provisions of the Guinea Mining Code to the extent they are expressly set out in the Revised Mining Convention;
•the stability of the customs and tax regime is guaranteed for the entire initial term of the Revised Mining Convention, and subject to certain conditions being met, any renewal period(s);
•the Republic of Guinea holds a 15% free-carried/non-contributory interest;
•the Republic of Guinea is entitled to a royalty on gold of 5% based on a spot gold price as per LBMA fixing (PM) up until the date of steady state commercial production of the first phase of the Expansion, after which the royalty rate applicable to gold will vary depending on threshold prices as per LBMA fixing (PM), namely: 3% if the gold price is
$1,300 or less, 5%, if above $1,300 and up to $2,000 and 7% if above $2,000;
•SAG benefits from five-year income tax holiday from the beginning of steady state commercial production of the first phase of the Expansion, after which the income tax rate is set at a maximum of 30%;
•a local development tax of 0.4% is payable on the sale price for gold and silver received by SAG up until 31 December
2027, after which it will be increased to 0.6%;
•salaries of expatriate employees are subject to a 10% income tax;
•goods imported into Guinea for purposes related to the construction and commissioning of the first phase of the
Expansion are exempt from all customs taxes and duties; and
•SAG is committed to adopting and progressively implementing a plan for the effective rehabilitation of the mining areas disturbed or affected by its operations.
The Siguiri mine is located in the Kankan region of Guinea. The Mining Concession covers an area divided into four blocks totalling approximately 1,495 km2. SAG has the exclusive right to explore and mine in any part of the concession area for the duration of the Revised Mining Convention. The Revised Mining Convention also grants SAG the option to secure certain land rights over additional areas currently covered by exploration permits, but to which SAG may need access for purposes of establishing roads or storage of tailings. Pursuant to the Revised Mining Convention, the Mining Concession can be renewed for one or more period(s) that cannot exceed ten years each as long as the Revised Mining Convention is in force.
The Revised Mining Convention is subject to early termination if the parties formally and expressly agree to it, if the last of the mining title held by SAG expires or is relinquished without any renewal application having been filed, if all project activities are voluntarily suspended for a continuous period of 12 months or are permanently abandoned by SAG, or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
Tanzania
General laws relating to mining
Tanzania Mining Act and Tanzania Mining Regulations
Mineral rights in the United Republic of Tanzania are principally governed by the Mining Act, Chapter 123 (R.E. 2019), as amended (the “Tanzania Mining Act”) and the Mining Regulations, 2018 (the “Tanzania Mining Regulations”). The Tanzania
Mining Act and the Tanzania Mining Regulations came into force in November 2010 followed by amendments to the Tanzania
Mining Act in 2017 and subsequent amendments to the Tanzania Mining Regulations in 2018, 2019, 2022 and 2025. The Mining
(Local Content) Regulations came into force in January 2018 and were amended in 2019, 2022 and 2025. Those amendments, together with an Executive Order, introduced, among other matters, (i) the Tanzania Mining Commission (“MC”); (ii) local content requirements in employment and for procurement of goods and services; (iii) Mining Licence requirements of 5% of a licencee’s equity to be held by Tanzanians, with at least 80% of its managerial positions to be held by Tanzanians and 100% of non-
managerial and other positions to be held by Tanzanians, in addition to the shareholding of the Government of Tanzania pursuant to Section 10 of the Tanzania Mining Act (i.e., free-carried interest); and (iv) regulations for the government warehousing of minerals prior to export/sale.
Minimum shareholding and public offering
In 2016, the Mining (Minimum Shareholding and Public Offering) Regulations, 2016, as amended, were adopted. The regulations set out the requirement to sell shares to Tanzanian nationals, by way of a public offering and listing on the Dar es Salaam Stock
Exchange, which will apply to companies that are carrying out large scale mining operations. The regulations also require all existing holders of a special mining licence to list a minimum of 30% of their shares on either the Main Investment Market or the
Enterprise Growth Market Segment of the Dar es Salaam Stock Exchange within six months of the regulations coming into force, which was on 24 February 2017. However, the Company believes the listing requirement conflicts with the mining development agreement. In September 2020, the Government of Tanzania published the Mining (Minimum Shareholding and Public Offering)
(Amendment) Regulations, 2020, which exempt companies holding special mining licences from local listing requirements if such mining company has entered into an agreement with the Government of Tanzania that provides for a non-dilutable free-carried interest in such mining company and an economic benefits sharing arrangement.

Arbitration
Along with other major mining companies, AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the
Government of Tanzania to gain assurances that the Geita gold mine will not be affected by recent legal and fiscal changes adopted by the Government in light of their existing mining development agreements which guarantee (i) fiscal and regulatory stability, and (ii) an agreement between all parties before material legal and regulatory changes are made. As a precautionary step to safeguard its interests, AngloGold Ashanti commenced international arbitration proceedings against the Government of
Tanzania in connection with the enactment of this legislation in July 2017. Declaratory relief is sought in accordance with the terms of the Company’s existing mining development agreement to preserve its and its shareholders’ rights and interests in the
Geita gold mine. AngloGold Ashanti is seeking confirmation from the Government of Tanzania that, as a result of its existing mining development agreement, the Company does not fall within the scope of the new mining legislation that includes, among other things, (i) listing requirements; (ii) an increase in the rate of revenue royalties from 4% to 6% and a 1% clearance fee; and
(iii) a right for the Government of Tanzania to (a) re-negotiate existing mining agreements at its discretion, (b) receive a non-
dilutable, free-carried interest of no less than 16% in all mining projects, and (c) acquire up to 50% of the shares of the mining company commensurate with the total tax expenditure incurred by the Government in favour of the mining company. AngloGold
Ashanti can provide no assurance that the new mining legislation, including the listing requirements, will not apply to its operations in Tanzania and the outcome of the arbitration action may have a material adverse impact on the Company’s results of operations and financial condition. See also “Item 8A: Legal Proceedings—Tanzania”.
Categories of mineral right licences
Ownership of and control over minerals on, in or under the land vest in the President of the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except pursuant to the authority of a mineral right licence granted, or deemed to have been granted, under the Tanzania Mining Act or its predecessor acts. To enable a company to prospect or mine, the MC initially grants an exclusive prospecting licence. Upon presentation of a feasibility study, together with certain other environmental, social and financial assurances, the MC may then grant a form of licence for mining. Three categories of licences can be applied for under the Tanzania Mining Act: licences for exploration, licences for mining, and licences for ancillary activities. Licences for exploration include prospecting licences and gemstone prospecting licences.
Licences for mining include special mining licences (if the proposed capital investment is equal to at least $100 million), mining licences (if the proposed capital investment is equal to between $100,000 and $100 million) and primary mining licences
(reserved for Tanzanian citizens).
A prospecting licence grants the holder the exclusive right to prospect in the area covered by the licence for all minerals within the class of minerals applied for. An application for a prospecting licence is made to the MC and the licence, once granted, is valid for an initial term of four years. Upon completion of the initial term, the licence may be renewed for an additional two-year period, which is considered the first renewal. Following the expiration of the first renewal period, a second, and final, two-year renewal may be granted. Once the licence is no longer eligible for renewal, the prospecting area reverts to the Government of
Tanzania.
Mining is mainly carried out through either a mining licence or a special mining licence, both of which confer on the holder the exclusive right to conduct mining operations in or on the area covered by the licence. A special mining licence is granted for the shorter of either the estimated life of the ore body indicated in the feasibility study report or such period as the applicant may request. The holder of a special mining licence may apply for renewal of its licence at any time but no later than one year before the expiry of the licence and such renewal shall not be for a period exceeding the estimate life of the remaining ore body. Special mining licences have certain fiscal and other advantages over mining licences, as the holder of a special mining licence may enter into a mining development agreement with the Government of Tanzania to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts. A special mining licence holder may, in certain circumstances, amend the programme of the mining operations agreed with the MC.
Tax laws relating to mining
Currently, the main tax laws in Tanzania comprise the Finance Act, 2015 (No. 16), which came into force on 1 July 2015, the
Finance Act, 2017 (No. 4), which came into force on 1 July 2017, and currently the Finance Act, 2022 (No. 5), which came into force on 1 July 2022. All tax laws impose and revise certain taxes, duties, levies and fees. Among other provisions, inspection or clearance fees on the exportation or domestic use of minerals were introduced. Such exportation or domestic use is restricted unless such minerals have been inspected or cleared at the mining areas, ports, airports, border or posts and the clearing fee of
1% of the gross value of the minerals has been paid by the exporter or any other person in possession thereof. Local government levies and environmental management fees and charges apply as well.
Effective 20 July 2017, the Value Added Tax Act, 2014 (No. 5) (the “VAT Act”) was amended in order to restrict VAT relief for VAT input tax paid by mining companies on goods and services. Prior to the enactment of this amendment to the VAT Act, mining companies were entitled to 100% VAT relief in respect of the goods and services they purchased. The amendment prohibits refunds for VAT input tax incurred on a series of raw products, including the exportation of “raw minerals”. Subsequently, the
Tanzania Revenue Authority (“TRA”) denied our applications for VAT input credit refunds covering the period from July 2017 onwards on the basis that all of the gold doré that we export constitutes “raw minerals” for purposes of the VAT Act. In response, the Company filed formal notices of objection with the TRA stating that the exportation of gold doré is, in its view, not covered by the restriction since doré does not fall within the category of “raw minerals” as used in the VAT Act. On 22 February 2019, the
Tanzania Mining Act was amended to introduce a definition for “raw minerals” which supports our interpretation that gold doré is excluded from the prohibition. On 1 July 2020, the Finance Act, 2020 (No. 8), amended the VAT Act, without retrospective effect, in order to remove the restrictions on VAT input tax credits for the exportation of “raw minerals” as well as a series of other raw products. This recent amendment confirms the technical basis for VAT input tax recovery for mineral exporters from July 2020 onwards. VAT claims from July 2020 onwards are subject to verification procedures by the TRA before any refunds will be received. In 2025, the Company was able to offset $101 million of verified VAT claims (originated subsequent to July 2020)
against its corporate tax liability in Tanzania. Discussions with the TRA are ongoing to resolve our historical claims for VAT input credit refunds for the period from July 2017 to June 2020. As of 31 December 2025, net overdue recoverable VAT input credit refunds (after discounting provisions) in Tanzania amounted to $171 million, of which $130 million related to the historical balance (covering the period from July 2017 until June 2020).
Environmental laws relating to mining
The Environmental Management (Environmental Performance Bond) Regulations, 2024 aim to provide for and promote environmental sustainability with respect to safe decommissioning of a project, site rehabilitation, and ecosystem restoration during and after the closure of a project. The regulations require preparation of a detailed decommissioning plan and placement of an environmental performance bond in the form of an escrow account, bank guarantee, capital bond or other permitted form of guarantee. Upon placement of an environmental performance bond, an environmental performance bond certificate is issued by the relevant minister.
In addition, the Environmental Management (Right to Compensation) Regulations, 2024 establish a liability and compensation regime for certain types of environmental damages. In particular, the regulations create a third party right to compensation in cases of personal injury or damage to property that result from, among other things, the violation of environmental protection standards and accidents or incidents that result in harm to persons, property or the environment. The owner of an area or premises where hazardous activity occurs, the owner of machinery or equipment used in a hazardous activity or an operator who exercises control of a hazardous activity, whose act or omission results in a violation of applicable legal requirements or that otherwise directly or indirectly causes injury to a person or damage to property or the environment may be held liable under the regulations. Liability may be administrative, civil or criminal in nature, depending on the nature, motive, manner and gravity of injury suffered by a person or the damages to property or the environment. The owner or operator has the burden of proof to establish that the alleged injury or damage did not occur.
Natural resources, export and other rules
Natural resources legislation
In Tanzania, two laws in respect of natural resources came into force in July 2017: the Natural Wealth and Resources Contracts
(Review and Re-negotiation of Unconscionable Terms) Act, Cap 450 Revised Edition 2023 (the “Unconscionable Terms Act”) and
the Natural Wealth and Resources (Permanent Sovereignty) Act, 2017, Cap 449 Revised Edition 2023 (the “Permanent
Sovereignty Act” and together with the Unconscionable Terms Act, the “Natural Resources Laws”). Implementing regulations were published in January 2020. The Natural Resources Laws provide that Tanzania has sovereignty over its natural resources and that all arrangements or agreements that relate to “natural wealth and resources” are subject to review by the National
Assembly to ensure that they are in the interests of the people of Tanzania. As a result of such review, all unconscionable terms as interpreted in accordance with the law may be re-negotiated or expunged from the agreement. In addition, under the laws, disputes over natural wealth and resources are not subject to any proceedings in any foreign court or tribunal. As a result, investors are restricted from accessing international dispute resolution mechanisms. Accordingly, companies are now required to adopt Tanzanian law and local dispute resolution in all mining agreements. As such, all disputes are handled by Tanzanian judicial bodies or any other Tanzania government body vested with powers to resolve disputes. In addition, to ensure that the
Government and the people of Tanzania obtain an equitable stake in the exploitation of mining resources, all project earnings must be retained in Tanzanian banks. Investors are also prevented from freely exporting raw minerals and repatriating funds.
Section 6 of the Unconscionable Terms Act specifically provides that where there is an unconscionable term, the National
Assembly may pass a resolution for re-negotiation of the agreement whereupon the Government shall serve notice to the investor to re-negotiate the term or agreement. The Government and the particular investor have 90 days from the notice date to re-negotiate the term or agreement. If both parties fail to revise the unconscionable term, the term will be deemed removed from the agreement. A term is considered “unconscionable” under the Unconscionable Terms Act if, among other grounds, the requirements or provisions of the agreement restrict the right of the state to exercise authority over foreign investment within the country, and in accordance with the laws of Tanzania, are inequitable and onerous to the state, secure preferential treatment designed to create a separate legal regime to be applied discriminatorily for the benefit of a particular investor, deprive the people of Tanzania of the economic benefits derived from subjecting natural wealth and resources to beneficiation in the country, or subject the state to the jurisdiction of foreign laws and foreign courts or tribunals.

State participation
On 23 September 2022, the Mining (State Participation) Regulations, 2022 (the “SPR 2022”) came into force. The SPR 2022 required every mining licence or special mining licence holder to give notice to the MC to initiate negotiations to enable the
Government of Tanzania to acquire a shareholding in the mining operation by 23 December 2022. On 9 December 2022, the
Company notified the MC that it had already initiated negotiations with the Government of Tanzania prior to the coming into force of the SPR 2022. The Government’s equity interest must consist of a non-dilutable free-carried interest in the mining operation ranging between 16% and 50% depending, in part, on the quantification of tax expenditures enjoyed by the mining entity during its establishment and on the extent of Government development of public infrastructure servicing the mining operation. The free-
carried interest shares (the “FCI shares”) will be regarded as preferred shares and will entitle the Government to a dividend.
Further, the FCI shares give the Government the right to appoint two directors (out of five) of the company engaged in the mining operation and the right to approve at least two suitable persons to the top executive management of the company engaged in the mining operation as may be agreed in the shareholders agreement. Any other management positions created by the company engaged in the mining operation shall be shared with the Government on a ratio of 3:1. The SPR 2022 also provides for the non-
deductibility of royalty payments in the calculation of corporate income tax.
Local participation policy
On 15 September 2015, the Non-Citizens (Employment Regulation) Act, Cap 436 Revised Edition 2023 (the “Non-Citizens Act”)
came into force which vests powers concerning work permits with the Labour Commissioner. As a result, non-citizens wishing to be employed in the country are required to apply and be granted a work permit before applying for a residence permit. Before granting the work permit, the Labour Commissioner must be satisfied that all efforts have been explored to acquire a local expert.
Further, the company is required to submit a succession plan to both the Labour Commissioner and the MC which sets out a well-articulated plan for the transfer of the non-citizen’s knowledge and expertise to Tanzanian citizens. Moreover, the
Commissioner General of Immigration is required to take into consideration conditions of the work permit issued by the Labour
Commissioner when granting a residence permit.
On 12 September 2025, the Mining (Local Content) Regulations were amended to require that foreign-owned companies that seek to supply goods or services in Tanzania must establish a joint venture with an existing indigenous Tanzanian company
(“ITC”) that is wholly owned by Tanzanian citizens, with the ITC holding a minimum 20% equity participation in the joint venture company. In addition, Regulation 13A requires the MC to publish a list of goods and services that are reserved exclusively to
ITCs that are wholly owned by Tanzanian citizens. As a result, on 14 November 2025, the MC officially released the first edition of such public notice regarding the procurement of goods and services in the mining sector pursuant to Regulation 13A. The list of reserved goods and services includes, among other things, the prohibition of owner mining for surface operations in favour of contract mining (including drilling, blasting and haulage). Geita Gold Mining Limited’s existing owner-mining arrangements for its mining operations are not affected by the new requirements. However, should Geita Gold Mining Limited elect to change the operating model of its surface operations from owner mining to contract mining in the future, it will be obliged to engage an ITC mining contractor.
Geita gold sale agreement
On 17 June 2025, AngloGold Ashanti signed a gold sale agreement with the Bank of Tanzania to sell 20% of the annual gold production of the Geita gold mine through the Geita Gold Refinery, an independently owned and operated Tanzanian entity. This agreement supports the Tanzanian Government’s efforts to build gold reserves, stabilise the local currency, and enhance domestic refining capacity. AngloGold Ashanti is the first large-scale mining company to sign such agreement.
AngloGold Ashanti’s rights and permits
The Geita gold mine is located in the Lake Victoria goldfields in the Geita region of Tanzania. AngloGold Ashanti has concluded a mining development agreement with the Ministry of Minerals on 24 June 1999 and was issued a special mining licence
(SML45/99) covering approximately 196 km2 for an initial period of 25 years, which expired in August 2024. The special mining licence (SML45/99) was renewed by the MC for a further period of 15 years with effect from 27 August 2024 and will now expire in 2039. The renewed special mining licence (SML45/99) currently contains a number of new conditions which remain under discussion between AngloGold Ashanti and the Government of Tanzania, related to the implementation of the 2017 mining regulations in Tanzania. AngloGold Ashanti believes that the terms and conditions of its mining development agreement prevail in case of inconsistencies with any terms and conditions included in the renewed special mining licence (SML45/99).
On 9 October 2014, an addendum to the mining development agreement was entered into ratifying, among other matters, an increase in the royalty rate from 3% to 4% with effect from 1 May 2012. Geita Gold Mining Limited received the consent of the
Minister of Minerals to change the mining method under its special mining licence from open pit to underground at Nyankanga in
February 2017 and at Geita Hill in March 2020, in each case subject to the requisite terms and conditions. Within the special mining licence area, there are also seven primary mining licences of approximately 0.63 km2 in total, which belong to third parties. Furthermore, AngloGold Ashanti currently holds prospecting licences covering an area of 3,010 km2 located in the
Singida, Simiyu and Shinyanga regions, but none of these areas contain any Mineral Reserve. All current licences are in good standing.

AUSTRALIA REGION
Australia
General laws relating to mining
In Australia, with a few exceptions, all onshore minerals are owned by the Crown. The respective Minister for each state and territory is responsible for administering the relevant mining legislation enacted by the states and territories. Native title legislation applies to certain mining tenements within Australia. Australia recognises and protects a form of native title that reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should native title claims or determinations exist, certain native title processes and procedures will apply under the Native Title Act 1993 (Cth) (the
“Native Title Act”) before the tenure is granted. Tenure may be granted subject to conditions relating to native title rights. In the mining context, native title matters are managed as part of the tenement grant process. If disputes arise in relation to the grant of a particular tenement, they can be referred to the National Native Title Tribunal, established under the Native Title Act, for resolution. Native title legislation also provides a framework for compensation to be paid for acts that affect native title rights and interests. Ordinarily, the relevant Commonwealth or State government is liable to pay compensation for acts attributable to it.
However, in the state of Western Australia, the Mining Act 1978 (WA) provides that an applicant for the grant of, or the holder of, a mining tenement is responsible for native title compensation, if determined to be payable, to native title holders.
Federal, state and territory Aboriginal and non-Aboriginal heritage laws operate in parallel to the native title legislation. State and territory heritage laws exist predominantly for the purposes of managing the impact of developments on sites, objects and areas of heritage significance. In Western Australia, impacts to Aboriginal heritage are regulated by the Aboriginal Heritage Act 1972
(WA) (“AH Act”). The AH Act establishes a framework for the protection of “Aboriginal sites” in Western Australia. Where it is not possible for development plans to avoid damaging or altering any Aboriginal site, the land owner must submit written notice to the Aboriginal Cultural Heritage Committee ("ACH Committee") identifying that use of the land is required for a purpose which would likely result in a breach of the AH Act without ministerial consent. The competent minister will consider the recommendation of the ACH Committee and decide whether to consent to the use of the land which is the subject of the notice.
Where an area of heritage significance is placed on the national or world heritage registers, federal approval processes may also apply. To date, there has not been any significant impact on any of AngloGold Ashanti’s tenure due to native title or heritage legislation.
AngloGold Ashanti’s operating properties are located in the state of Western Australia where tenure is issued under, and mining operations are governed by, the Mining Act 1978 (WA). The most common forms of tenure in Western Australia are exploration and prospecting licences, mining leases, miscellaneous licences and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit in the area covered by the exploration licence and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to be granted a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.
It is possible for an individual or entity to own an area of land (including for infrastructure purposes) and for another individual or entity to be granted the right to explore for or mine any minerals located on or under the surface of the same area. The maximum initial term of a mining lease in Western Australia is 21 years, and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective state or territory’s minister responsible for mining rights. In Western Australia, mining leases can only be assigned with the prior written consent of the minister.
Tax laws relating to mining
Government royalties are payable by the holder of mining tenure in respect of minerals obtained from the relevant area of land at the rates specified in the relevant legislation in each state or territory. The royalty on gold production in Western Australia is payable quarterly at a fixed rate of 2.5% of the royalty value of gold metal produced. The royalty value is calculated by multiplying the amount of gold produced during a given month by the average gold spot price for that month. In addition, the holder of a mining tenement is required to pay annual rent in respect of the tenement. In Western Australia there is a minimum annual expenditure requirement for prospecting and exploration licences and mining leases. Exemptions from the expenditure requirement can be obtained if certain conditions are satisfied.
Environmental laws relating to mining
Mining tenements are granted with endorsements and conditions relating to protection of the environment. Exploration and mining operations may also require separate approval from the state, territory or federal environment minister, which may require completion of an environmental impact assessment (including a public consultation period) pursuant to applicable environmental protection legislation prior to commencement. On 1 December 2025, amendments to the Environment Protection and
Biodiversity Conservation Act 1999 (Cth) received royal assent, which affect federal approvals and the environmental impact assessment process. The amendments are expected to substantively commence in 2026, with the first tranche having commenced in February 2026, and will apply to any new projects developed outside of AngloGold Ashanti’s existing approved permit area, as well as AngloGold Ashanti’s existing operations to the extent the Company proposes to make material changes to those existing operations. Further, a works “construction” approval and an operating licence under the relevant environmental protection legislation in the state or territory may also be required for certain mine processing or mining-related operations.
Depending on the jurisdiction, additional approvals may be required for the removal of native vegetation within the tenement, and the taking and use of water for exploration and mining operations.
AngloGold Ashanti’s rights and permits
AngloGold Ashanti has been granted 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations and accordingly it has, together with its joint venture partners (where applicable), the exclusive right to mine in those areas. Both the Group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti’s operations in Australia.
At Sunrise Dam in the state of Western Australia, one mining lease (M39/1116) covers the deposit and mine infrastructure
(approximately 7,814 hectares) and another mining lease (M39/1117) covers the water extraction infrastructure used to supply the operation with water (approximately 1,771 hectares). Both leases are currently in good standing, with expiry dates in 2038.
Both mining leases are within an area which is the subject of the Nyalpa Pirniku native title determination, which determination was made by the Federal Court of Australia on 31 October 2023. In relation to the area of M39/1116 and M39/1117, the native title rights and interests are non-exclusive in nature. The determination records that these mining leases prevail over native title.
The Butcher Well joint venture in the state of Western Australia has security of tenure for all current exploration licences and for the contiguous mining leases that covers its Mineral Resource. There are three mining leases: mining lease (M39/165) which covers 602.35 hectares with expiry date in 2030, mining lease (M39/166) which covers 990 hectares with expiry date in 2030 and mining lease (M39/230) which covers 446.4 hectares with expiry date in 2032. These mining leases are also within the area of the Nyalpa Pirniku native title determination (see above). In relation to the area of M39/165, M39/166 and M39/230, the native title rights and interests are non-exclusive in nature. The determination records that these mining leases prevail over native title.
At Tropicana in the state of Western Australia, the deposit is situated upon a single mining lease (M39/1096) covering approximately 27,228 hectares, which is currently in good standing, with an expiry date in 2036. This mining lease is wholly surrounded by an area which is the subject of the Nangaanya-ku Part A native title determination, which determination was made by the Federal Court of Australia on 29 November 2021, although the determination excludes M39/1096 itself. In relation to the area surrounding M39/1096, the native title rights and interests are exclusive in nature. M39/1096 itself is subject to Part B of the
Nangaanya-ku native title claim, which is pending determination of the remaining issues by the Federal Court of Australia.
AngloGold Ashanti Australia Limited is also conducting early stage exploration activities in the state of Queensland under the
Mineral Resources Act 1989 (QLD). AngloGold Ashanti holds 45 exploration permits covering 1,210,900 hectares. Each permit is granted with an initial term of five years, renewable for two further periods of not more than five years each.
AMERICAS REGION
Argentina
General laws relating to mining and land ownership
Mining regime
The Argentinean Mining Code governs mining activity in the country. Special regimes exist for hydrocarbons and nuclear minerals. In the case of most minerals, the Argentinean Mining Code establishes that the owner of the land is not the owner of the mineral rights; these are held by the national or provincial governments (depending on the location of the minerals). The national or provincial government, as applicable, is required by the Argentinean Mining Code to grant whomever discovers a new mine title to the mining concession.
The Argentinean Mining Code regulates exploration permits as well as mining concessions, or exploitation rights. Exploration permits grant their holders exclusivity rights to any mineral discoveries, including those made by a third party within the exploration area covered by the permit. Exploration permits are limited in time, require permitholders to pay a one-time fee relating to the extent of the exploration area, and require a minimum exploration work programme and schedule to keep the permit in force. Priority for receiving a mining concession is given to the registered discoverer of the mine, which holds the exploration permit. Once the application for a mine has been submitted, the applicant may commence works and must submit a legal survey of the units requested for the new mine. The application and the legal survey may be opposed by third parties following specific proceedings set forth in the Argentinean Mining Code. Approval and registration of the legal survey by the provincial mining authority constitutes formal title to the mining concession.
Holders of mining concessions must comply with three main conditions: payment of an annual fee, investment of a minimum amount of capital, and the carrying out of a reasonable level of exploitation. Failure to do so could lead to forfeiture of the mining concession, which would then revert back to the Province.

In addition to the Argentinean Mining Code, between 1993 and 1995, Argentina implemented several federal laws to offer foreign companies attractive incentives for exploration and mining in Argentina, the Mining Investment Law (Law No. 24, 196), as
amended (the “Mining Investment Law”), and related legal provisions being the most important one. Such incentives include, among other matters, import duty exemptions, accelerated depreciation of fixed assets, a 3% cap on provincial royalties set at pit-head value on the mineral extracted, value added tax refunds for exploration-related expenses incurred by companies registered under the Mining Investment Law, and, subject to the filing of a feasibility study for the relevant mining project, a 30-
year stability as to the tax burden on the project and the customs and foreign exchange regimes and duties. Cerro Vanguardia
S.A. (“CVSA”) obtained its tax, customs and foreign exchange stability certificate in 1996.
Glacier Law
In 2010, Argentina enacted the National Law on Minimum Requirements for the Protection of Glaciers (Law No. 26, 639) (the
“Glacier Law”). The Glacier Law bans new mining exploration and exploitation activities on glaciers and “peri-glacial” areas and establishes a broad definition of “peri-glacial” areas that, together with glacial areas, must be surveyed by an existing national government agency specifically appointed to this end every five years. The area where the Cerro Vanguardia project is located does not include any glaciers or peri-glacial areas according to the inventory of glaciers which was last published in June 2018.
Rural Land Law
In 2011, the Argentinean National Congress passed a law on the Regime for Protection of National Domain over Ownership,
Possession or Tenure of Rural Land (Law No. 26, 737) (the “Rural Land Law”) which implemented a set of rules restricting the ownership of rural land by foreigners (including foreign individuals or any kind of legal entity controlled by foreign individuals or legal entities). The main restrictions are as follows: (i) foreigners cannot own in the aggregate more than 15% of the entire rural land of Argentina, the same cap being applicable to each Province and Municipality; (ii) foreigners will not be allowed to purchase more than 1,000 hectares in the so-called “zona núcleo”, which comprises the main agricultural areas of central Argentina or an
“equivalent” surface depending on the location of the land and its productive potential; and (iii) foreigners will not be allowed to buy land that contains, or is adjacent to, nationally significant and permanent water bodies (such as rivers and lakes). Although exploration permits and mining concessions are not the subject matter of the restrictions placed by the Rural Land Law, certain rights granted to foreign mining companies under the Argentinean Mining Code may be restricted by this law. For example, the right that holders of mining concessions currently have to force the surface owner to sell the land to the holder of the mining concession might be restricted if the concession holder is a foreign individual or a legal entity controlled by foreigners.
While the Rural Land Law was initially repealed by means of Emergency Decree No. 70/2023 (Decreto de Necesidad y
Urgencia) (“DNU”) on 29 December 2023, the provision of the DNU repealing the Rural Land Law was declared unconstitutional by a federal court on 21 March 2024. This decision was subsequently appealed by the national government to the Supreme
Court of Argentina, where the case is currently pending. Meanwhile, the Rural Land Law remains in force.
Federal Mining Agreement
On 13 June 2017, the national government and the provinces in whose territories the main mining projects of Argentina are located, signed the New Federal Mining Agreement (“FMA”). The purpose of the FMA is, amongst other things, to increase provincial revenues from the mining industry by creating legal entities owned by provincial governments that would work in association with private mining companies. This scheme is not new in Argentina and it has been used by some provincial governments, amongst them the Santa Cruz Province (through Fomicruz SE (as defined below)), in which the Cerro Vanguardia project is located. The FMA also contemplates other forms of revenues such as the formation of special trusts to be funded by mining companies to finance education, health and other programmes. Additionally, the FMA sets forth mining royalties up to 3%
of the gross value of commercialised minerals, without any deductions other than VAT. As the FMA has not yet been converted into law by the National Congress, its provisions are neither binding nor enforceable.
In Argentina, the regulatory regime for royalty payments was modified on 8 July 2024 through Law No. 27,743/2024 which amended the Mining Investment Law. Under this amended regime, provinces that collect royalties or choose to do so may not charge more than 3% of the pit-head value of the extracted mineral. However, for mining projects that had not commenced construction of their exploitation phase before the law came into effect, provinces may collect royalties up to 5% of the pit-head value, subject to certain conditions. In December 2012, the Santa Cruz Province changed the mining royalty from 1% to 3%
calculated at pit-head value of the mineral extracted thus bringing it to the cap of the Mining Investment Law.
Foreign exchange and export rules
Foreign exchange controls
On 1 September 2019, by means of Executive Decree No. 609/2019 (the “Export Controls Decree”), the Argentinean national government reinstated foreign exchange controls. The Export Controls Decree and related regulations of the Central Bank of
Argentina, among other measures, impose the obligation of Argentinean residents to transfer to Argentina and/or sell for
Argentinean pesos in the Argentinean foreign exchange market (mercado de cambios) the countervalue (contravalor) from their exports of goods and services within a specified period as well as limit the ability of both Argentinean and non-Argentinean residents to acquire foreign currency in the Argentinean foreign exchange market and to transfer such foreign currency to and from Argentina. The Consolidated Text on “Foreign Trade and Exchange” issued by the Argentinean Central Bank (as amended from time to time) establishes the specific regulatory requirements to implement the measures adopted by the national government in this area.
In order to access the foreign exchange market, Argentinean residents, such as CVSA, must comply with certain general supplementary provisions in addition to certain requirements which are specific to a particular transaction. In general, access to the foreign exchange market for the payment of dividends to non-resident shareholders is subject to prior approval from the
Argentinean Central Bank, unless certain requirements are complied with.
CVSA had a cash balance equivalent to $97 million at 31 December 2025. The cash remains fully available for CVSA’s operational and exploration requirements. During 2025, CVSA paid the remaining offshore dividends of $222 million (equivalent)
to AngloGold Ashanti by entering into a currency swap to obtain the necessary US dollars.
Export duties
On 31 December 2023, Decrees Nos. 785/2020 and 908/2021, which had imposed export duties on doré bars and gold alloys
(8% ad valorem), expired. Consequently, since 1 January 2024, there are no longer any export duties in force on the export of doré bars and gold alloys. By contrast, export duties of 4.5% are still levied on unwrought silver. Any export duties, if not compensated with other tax reductions, affect the tax stability guarantee granted to CVSA in 1996 in light of the fact that, at the time, export duties were 0%.
Over the years, CVSA has been pursuing various administrative procedures to obtain the reimbursement or compensation of federal taxes (including export duties) paid in excess of the total tax burden provided for by its tax, customs and foreign exchange stability certificate. The amounts involved in such claims are immaterial and the claims are at various stages of the administrative process. In total, AngloGold Ashanti’s net export duty receivables (after discounting provisions) in Argentina amounted to $2.3 million as of 31 December 2025.
Environmental laws relating to mining
Any mining company intending to commence or modify any mining-related activity, as defined by the Argentinean Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, is required to prepare and submit to the competent provincial environmental authority an Environmental Impact Assessment (“EIA”) prior to commencing the work. Each EIA is required to describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. If accepted by the competent authority (after a public consultation stage), the EIA is used as the basis to create a Declaration of
Environmental Impact (“DEI”) to which the mining company is required to adhere during the mining-related activity. The DEI is required to be updated at least on a biannual basis. Sanctions and penalties for non-compliance with the DEI are outlined in the
Environmental Protection section of the Argentinean Mining Code, and may include warnings, fines, suspension of quality certifications, obligations to restore the environment, temporary or permanent closure of activities, and withdrawal of authorisation to conduct mining-related activities.
Mining activities are also subject to general regulations addressing a wide spectrum of environmental matters, including authorisation for the management of hazardous substances, wastes, air emissions and liquid effluents, as well as use of certain equipment. Authorities are generally entitled to impose administrative sanctions when they identify violations of such environmental regulations, including, among other matters, fines, closure of facilities, suspension of activities and revocation of permits.
AngloGold Ashanti’s rights and permits
The Cerro Vanguardia mine is located in the Province of Santa Cruz in Argentina. The mining concession holder of Cerro
Vanguardia is AngloGold Ashanti’s partner, Fomento Minero de Santa Cruz S.E. (“Fomicruz SE”), which is wholly owned by the
Santa Cruz Province. On 27 December 1996, Fomicruz SE entered into a usufruct agreement whereby CVSA was granted an irrevocable right to exploit the Cerro Vanguardia deposit (encompassing an area of approximately 543 km2) for a 40-year period.
The mining licence (402642/CV/97), which covers the full Mineral Reserve, expires on 26 December 2036. CVSA is a corporation incorporated in Argentina indirectly controlled by AngloGold Ashanti (92.5%), with Fomicruz SE as minority shareholder (7.5%). On 14 August 1996, CVSA obtained its tax, customs and foreign exchange stability certificate, which will expire on 14 August 2026.
Brazil
General laws relating to mining and land ownership
The Brazilian Constitution of 1988 states that, for purposes of exploration and exploitation, deposits and other Mineral Resources constitute property separate from the soil and belong to the Federal Union. Exploration and exploitation of such Mineral
Resources may take place only with the Federal Union’s concession and in such a way as to protect the national interest.
Federal law sets out civil, penal and administrative sanctions for conduct and activities deemed harmful to the environment.

In Brazil, the National Mining Agency (“ANM”) is the state body within the Mines and Energy Ministry (“MME”) that is responsible for: (i) the registration of mining titles, (ii) the grant of authorisations and concessions, (iii) the supervision of mining activities and mining titleholders, and (iv) the issuance of supplementary rules in relation to mining activity.
Under the current Brazilian Mining Code, there are two types of mines: (i) claimstake mines (minas manifestadas), for which rights were acquired before 1934 and exist independently of any mining licence or authorisation from the Federal Government and for which the Mineral Resources constitute property of the landowner, and (ii) granted mines, which are those that rely on grants from the Federal Government for mineral exploration or exploitation (pursuant to the Brazilian Constitution of 1988).
AngloGold Ashanti’s operations in Brazil consist of both claimstake mines and granted mines.
Mining activities in granted mines must be performed in two defined stages: (i) exploration, which entails defining and evaluating the deposit and determining the feasibility of exploitation, and (ii) exploitation, which involves coordinating operations aimed at the industrial exploitation of the mineral deposit, from the extraction of useful minerals to their processing. Exploration authorisations issued by the ANM are valid for one to three years. One extension can be obtained automatically as long as it is justified. For more than one extension, the extension request will have to satisfy specific legal requirements. In contrast, exploitation rights, once granted, are valid for the lifetime of the deposit, provided the mining titleholder complies with all legal requirements. Pursuant to these requirements, for example, titleholders must (i) start work on mineral exploitation within six months from the date of publication of the Exploitation Concession, (ii) continue their mining activities until the mineral deposit has been exhausted, in accordance with the Economic Exploitation Plan (Plano de Aproveitamento Econômico) approved by the
ANM, and (iii) refrain from suspending mining activities without prior notice to the ANM.
Tax laws relating to mining
During the exploration period, the mining titleholder has to pay an Annual Rate per Hectare (Taxa Annual por Hectare or “TAH”),
subject to a maximum value set by law. In the exploitation period, regardless of the legal regime governing the project (whether claimstake or granted mines), the mining titleholder has to pay the Financial Compensation for Exploiting Mineral Resources
(Compensação Financeira pela Exploração Mineral or “CFEM”). The CFEM which is 1.5% for gold is currently calculated based on revenues.
At the end of 2011 and the beginning of 2012, the states of Minas Gerais, Pará, Amapá and Mato Grosso do Sul each created a new “inspection and control” tax (duty) on extraction and exploration activities as well as on the use of Mineral Resource carried out in those states. In the state of Minas Gerais, gold ore and silver ore are exempted from the collection of this new duty. The constitutionality of these “inspection and control” taxes was upheld by the Supreme Court of Brazil in August 2022.
In December 2023, the National Congress adopted a comprehensive tax reform in Brazil which replaced five separate consumption taxes with a dual VAT system (i.e., one charged by the federal authorities and the other at a regional level). In addition, a selective tax was introduced targeting goods and services that are considered harmful to the environment and health.
With respect to the extractive sector, it is expected that such selective tax will not exceed 1% of the market value of the goods, regardless of its destination. The full implementation of the new tax regime, including the selective tax, is expected at a later stage.
Environmental laws relating to mining
In recent years, Brazilian authorities, both at the federal and state levels, have generally increased scrutiny of mining operations, and of TSFs and tailings piles in particular, and have adopted strict laws and regulations applicable to the approval, licensing, construction, management, closure, decommissioning and decharacterisation (or “descaracterização” of TSFs, which generally means that the structure no longer serves its primary purpose of acting as a tailings containment) of TSFs in Brazil.
At the federal level, a 2019 resolution adopted by the ANM (ANM Resolution No. 13/19) prohibited the upstream method for the construction or heightening of tailings dams throughout the national territory of Brazil and required operators to cease all storage and disposal activities at such TSFs (known as “deactivation” or “desativação”). Operators were further required to decharacterise such TSFs by the applicable compliance date (i.e., by 2022 to 2027, depending on the capacity volume). In addition, Federal Law No. 14.066/20, adopted in October 2020, also imposed requirements on companies to decharacterise upstream TSFs by February 2022, with extensions to the original compliance deadline permitted by consent of the ANM based on the technical plan for decharacterisation. The upstream TSF at Serra Grande was divested by the Company as part of its sale of Mineração Serra Grande S.A. (“MSG”) to Aura Minerals Inc., which sale was completed on 1 December 2025.
With respect to downstream (or “centerline”) TSFs, Federal Law No. 14.066/20 also required companies, to the extent that communities are located in the self-rescue zone of those TSFs, to implement one of the following measures for such structures:
either (i) the structure must be deactivated and decharacterised, (ii) the population must be relocated, with reparations for loss of cultural heritage, or (iii) reinforcement works that guarantee the effective stability of the structure must be carried out, by decision of the public authorities, taking into account the previous nature of the dam in relation to the occupation and technical-financial viability of the alternatives. Even if reinforcement works are completed, decharacterisation of those TSFs will be required at the end of the life of the mine. All of the TSFs operated by AngloGold Ashanti in Brazil have communities located in self-rescue zones.

At the state level, the state legislator in the state of Minas Gerais has also adopted laws, as well as several related decrees, with respect to TSF safety which are required to be implemented in conjunction with the federal requirements.
As of 31 December 2022, AngloGold Ashanti had fully transitioned to dry-stacking operations for tailings storage at each location in Brazil. Total cash outflows in 2025 to deactivate and decharacterise existing structures in Brazil amounted to approximately
$55 million, of which approximately $29 million was related to structures divested as part of the MSG sale. Total cash outflows for further work required to comply with TSF-related requirements in 2026 are expected to be significant, with annual cash outflows expected to decline thereafter, based on preliminary estimates to date. Neither ANM Resolution No. 95/22 (see below) nor
Federal Law No. 14.066/20 requires removal of all tailings material in connection with the decharacterisation of TSFs.
In addition, ANM Resolution No. 95/22, which became effective in February 2022, established new criteria for the operational management of TSF structures, changed the criteria related to the risk classification of TSF structures and emergency levels and set new criteria for the suspension, embargo (order to stop operations) and interdiction of TSF activities. Operators of TSFs were mandated to conduct and submit risk assessments to the ANM by December 2022 and are required to update those risk assessments every two years. Operators are also required to periodically obtain certifications from external consultants of the geotechnical stability of TSF structures and the adequacy of emergency response plans. As of the date hereof, all of AngloGold
Ashanti’s TSFs in Brazil have received certification by external consultants of on-site emergency response plans (Declaração de
Conformidade e Operacionalidade (“DCO”)) as well as certification by external consultants of geotechnical stability (Declaração de Condição de Estabilidade (“DCE”)) consistent with the new standards. Compliance with applicable requirements may result in obligations, including to incur capital expenditures, on behalf of AngloGold Ashanti or result in disruptions to production. For example, at the Calcinados TSF, a risk assessment conducted in 2022 resulted in additional engineering and geotechnical work conducted by external consultants to align the Calcinados TSF with international standards. As a result, the decharacterisation plan for the Calcinados TSF was updated and presented to the ANM in October 2024. Tailings deposition at the Calcinados TSF, as well as processing and refining of gold concentrate at the Queiroz metallurgical plant (which services the Cuiabá mine complex (composed of the Cuiabá and Lamego mines)), which was stopped during the period the evaluation and update were conducted, resumed in September 2024. Mining of ore continues at the Cuiabá mine complex, except at CdS, which remains on care and maintenance. Decharacterisation works have been completed for the CdS 2 TSF in Santa Bárbara, and conceptual decharacterisation projects for the Rapaunha and Cocuruto TSFs are under development. The Cuiabá TSF continues to progress through its decharacterisation stages.
The Company’s operations in Brazil are also subject to ANM resolutions relating to the imposition of administrative sanctions for non-compliance with mining and dam safety regulations, which have significantly increased the potential amount of applicable fines and penalties. For instance, ANM Resolution No. 223/2025, which entered into force in November 2025, established fines ranging from BRL 5,000 to BRL 55,944,000, depending on the severity of the violation and the value of the company’s mineral production. In certain cases of repeat offences, the fine may be doubled.
ANM resolutions also establish guidelines related to the active and passive monitoring of TSFs following decharacterisation of such facilities, as well as new technical criteria to be considered in the construction of new TSFs. In addition, ANM Resolution
No. 220/2025, which will replace ANM Resolution No. 95/22 and will enter into force in 2027, introduces stricter restrictions on the presence of workers within the self-rescue zone of a TSF, allowing only those workers that are strictly necessary to perform activities related to operation, maintenance, raising works, decharacterisation or reinforcement of the TSF, or of associated structures and equipment. Contrary to prior resolutions, ANM Resolution No. 220/2025 expressly provides that mining, processing and tailings and waste disposal areas shall not be considered structures and equipment associated with the dam.
AngloGold Ashanti’s rights and permits
At AGA Mineraçao in the state of Minas Gerais in Brazil, Cuiabá has a series of ANM mining concessions and exploration permits. Cuiabá’s mining concessions include mining concession No. 000.323/1973 (covering an area of 3,661.52 hectares), mining concession No. 830.937/1979 (covering an area of 433.60 hectares) and mining concession No. 831.027/1980 (covering an area of 382.42 hectares). These three individual mining concessions are consolidated in a single mining group concession
No. 931.006/2022 (4,477.54 hectares).
Lamego has a series of ANM mining concessions and exploration permits. Lamego’s mining concessions include mining concession No. 830.720/1981 (covering an area of 577.14 hectares), mining concession No. 831.554/1983 (covering an area of
462.09 hectares) and mining concession No. 832.238/2003 (covering an area of 583.45 hectares). These three individual mining concessions are consolidated in a single mining group concession No. 932.710/2017 (1,622.68 hectares).
Córrego do Sítio (“CdS”) has a series of ANM mining concessions and exploration permits. CdS’s mining concessions include mining concession No. 001.463/1963 (covering an area of 198.05 hectares), mining concession No. 002.429/1935 (covering an area of 794.43 hectares), mining concession No. 002.887/1936 (covering an area of 1,221.11 hectares), mining concession No.
830.129/1982 (covering an area of 460.13 hectares), mining concession No. 830.351/1979 (covering an area of 920.56 hectares), mining concession No. 830.353/1979 (covering an area of 859.22 hectares), mining concession No. 830.767/1981
(covering an area of 1,000.00 hectares), mining concession No. 830.943/1979 (covering an area of 556.37 hectares) and mining concession No. 833.472/2003 (covering an area of 7.57 hectares). These nine individual mining concessions are consolidated in a single mining group concession No. 930.065/2018 (6.017,44 hectares). In August 2023, the Company placed the CdS mine on care and maintenance.
On 1 December 2025, AngloGold Ashanti sold MSG, which owns the Serra Grande mine in the state of Goiás in Brazil, to Aura
Minerals Inc.
All of the Company’s mining concessions in Brazil are currently active, in good legal and operational standing, and free of material liabilities and/or obligations. Brazilian mining concessions remain valid up to the depletion of the Mineral Reserve and
Mineral Resource pursuant to the Economic Exploitation Plan approved by the ANM and in accordance with the required environmental permits, and as a result do not have an explicit expiry date.
Colombia
General laws relating to mining and land ownership
General regime
The Colombian Constitution declares that the sub-soil and the non-renewable natural resources located within the Colombian territory are the property of the Colombian State. The underlying principle of Colombian mining legislation for the granting of mining concession contracts over free areas is first in time, first in law. Mining activities are regulated by the Colombian Mining
Code, Act 685, 2001.
The filing of an exploration and exploitation proposal triggers a right of preference to obtain rights over the targeted area, provided it is available. Such area cannot exceed 10,000 hectares. Upon receipt of a proposal, the relevant government agency determines whether another proposal or contract already governs the area. If there are no pre-existing claims, the government agency grants the applicant a “free area”.
With respect to land ownership, a mining concession in Colombia does not grant the rights over the surface required to develop a mining project. Therefore, in order to develop a mining project, it is required to acquire and secure access to the land (soil). This can be achieved in several ways, such as (i) purchase of the land, (ii) a transit easement, (iii) a mining easement, and (iv) the special acquisition process or expropriation.
Concession contract
As the sub-soil and the non-renewable natural resources located within the Colombian territory are property of the Colombian
State, the Colombian National Mining Agency (Agencia Nacional de Minería) grants the authorisation to explore and exploit minerals through a concession contract.
Such concessions allow concessionaires to conduct the studies, works and facilities necessary to establish the existence of minerals and to organise their exploitation. Upon being awarded a mining concession, a company must take out an insurance policy to cover the costs associated with potential environmental damage as well as breaches of its mining obligations. It may then proceed with exploration activities. Once the exploration phase is complete, the concessionaire files a new plan regarding proposed works and facilities. With the award of the mining concession or tenement contract, there are specified timelines for the completion of the various phases of a mining project (e.g., exploration, construction and exploitation). The company must comply with these timelines unless performance is suspended, for example, due to force majeure or these timelines are extended or modified. A grant of force majeure is for one year and must be renewed on an annual basis. Following expiry of a force majeure, mining project activities should be restarted within six months unless the suspension is renewed. If the company does not comply with the specified timelines for the completion of the various phases of a mining project due to negligence, and such non-
compliance is not duly justified (for example, due to force majeure), the mining authority may commence a process to revoke the company's concession contracts or mining licences. As a general matter, any company that wishes to obtain a renewal of its concession contract must be up to date in all its legal and contractual obligations and must present a new plan of works and facilities to be implemented after the contract is renewed.
PINES programme
In 2013, the national government instituted the PINES programme designed to aid promoting certain projects that are deemed to have a national interest. This designation provides for greater oversight from the national government. Both of our current advanced exploration projects (La Colosa and Quebradona) were considered of national strategic interest. Currently,
Quebradona remains in the PINES programme, but La Colosa was temporarily removed from the programme.
Tax laws relating to mining
From the moment the concession contract is registered with the Mining Register, the concessionaire has several financial obligations, including the payment of (i) a surface fee during the exploration, construction and assembly stage and (ii) royalties.

Once exploration is complete and the mining infrastructure in place, the concessionaire must begin paying royalties to the
Colombian government, consisting of a percentage of the primary product and sub-products being exploited. The percentage of the royalty depends on the regulation in force when the concession contract is registered. In the case of the Quebradona project, the deposit mainly consists of copper followed by gold and silver. There is a 5% royalty for copper on the production value at the mine’s or well’s edge (i.e., when extracted from the subsoil). In case of gold and silver, a royalty of 4% on the production valued at the mine’s or well’s edge (i.e., when extracted from the subsoil) was established.
Furthermore, Colombian law establishes that once the environmental licence is granted the concessionaire must invest 1% of the project’s value to benefit the basins covered by the environmental licence.
Environmental laws relating to mining
In order to obtain an authorisation to carry out a mining project, a company must prepare an Environmental Impact Assessment
(“EIA”) for approval by the National Environmental Licensing Authority of Colombia (Autoridad Nacional de Licencias
Ambientales or “ANLA”). Global environmental licences are granted for the entire life of the project and cover all phases:
construction, assembly, operation, maintenance, dismantling, final restoration, abandonment and/or termination. Construction and assembly permits (Plan de Trabajos y Obras or “PTO”) are granted by the mining authority with jurisdiction over the project.
In Colombia, the mining authority has the discretion to declare the underlying concession void if the specific company which holds the concession breaches applicable environmental laws or regulations. The mining authority must exhaust the due administrative process to be able to exercise such discretion. If, after exhausting that process, the concession is declared void, a company whose concession was voided would be required to abandon its projects in that concession and potentially in its other existing mining concession contracts. Pending proposals for new mining concession contracts could also be cancelled and the company could be banned from doing business with the Colombian government for a period of five years. As a result, the company could be unable to conduct any mining exploration or development activities during such period. However, this would not affect other subsidiaries of the company operating in Colombia, if those concession contracts are held singularly by the other subsidiary or jointly with joint venture partners.
Mining activity is prohibited, or in some cases, limited in national parks, regional parks, protected forest reserves, paramos
(included in Act 1753, introduced in 2015) and wetlands, pursuant to the Ramsar Convention on Wetlands of International
Importance.  Some forest reserves are not “protected” but are set aside for active forestry purposes and the concessionaire must obtain a specific permit to partially and temporarily change the use of the soil before pursuing exploration activities in such areas.
In addition, Resolution 1987/2016, passed by the national government in late 2016, identifies areas that the Ministry of the
Environment has determined to be “paramos” areas, or paramos transition areas. In these areas there are limitations and, in some instances, outright bans on industrial or commercial work being performed, including mining. Resolution 1987/2016 also specifies a process to determine what work, if any, can be performed in a paramos-designated area. Prohibitions that affect existing rights may lead to the payment of compensation by the government.
Certain wetlands and moorlands in and around the La Colosa project have been designated as paramos areas, or paramos transition areas, in Resolution 1987/2016. As a result, AngloGold Ashanti is challenging Resolution 1987/2016 before the
Colombian courts. See “Item 8A: Legal Proceedings—Colombia”.
On 30 January 2024, the Colombian Ministry of Environment and Sustainable Development issued Decree No. 044, which empowers the national government to issue specific resolutions declaring environmental protected areas on a temporary basis, which would result in the restriction, and possibly prohibition, of mining activities in those areas. Once declared, an environmental protected area will remain in place for a period of up to five years (with one extension possible) while technical studies regarding the conservation value of the area are conducted by the relevant authorities. Based on the results of those studies, the relevant authorities are required to decide whether to convert the area to a permanent environmental protected area or to withdraw the temporary designation as an environmental protected area and the related restrictions. During the period of such review, no mining-related concessions or new environmental permits or licences may be granted for the environmental protected area. Decree No. 044 requires the issuance of specific resolutions by the national government declaring environmental protected areas and, as a result, does not in and of itself have an impact on any of the Company’s projects in Colombia.
Challenges against Decree No. 044 are pending before the Colombian courts. In June 2025, the Colombian government issued
Resolution No. 855 of 2025 declaring a temporary renewable natural resources reserve zone (which is a form of environmental protected area) over multiple municipalities in the southwest of the Department of Antioquia, including the area in which the
Quebradona project is located. Resolution No. 855 restricts mining activities for three years (extendable for a further two years)
while authorities may conduct technical studies regarding the conservation value of the area and subsequently determine whether to convert the area to a permanent protected area or to withdraw the temporary designation. No new environmental permits or licences may be issued as long as Resolution No. 855 is in force, though it expressly provides that existing concessions, permits and licences must be respected. In light of the impact of Resolution No. 855 on the Quebradona project, in
December 2025, AngloGold Ashanti lodged an annulment and redress claim against Resolution No. 855 before the Colombian courts, which is currently pending the Court’s admission.
In addition, Colombia’s National Development Plan 2022-2026 (which forms part of Act 2294, 2023) (the “National Plan”)
includes provisions authorising the national government to protect food production in the country. The relevant provisions of the
National Plan have been challenged before the Colombian courts. On 26 December 2024, based on the National Plan, the

Colombian Ministry of Agriculture and Rural Development issued Resolution No. 377 of 2024 which declared a protection zone for food production (a “ZAPPA”) in the southwest region of the Department of Antioquia covering multiple towns, including Jericó
which overlaps with the area of the Quebradona project. Within a ZAPPA, and based on social and technical studies, additional resolutions may be issued to declare specific protected areas for food production (an “APPA”). The declaration of a ZAPPA does not in and of itself have any impact on mining-related activities, and Resolution No. 377 alone does not have an impact on the
Quebradona project. However, the declaration of an APPA could potentially result in the restriction, and even prohibition, of mining activities in such area. In October 2025, the Colombian Ministry of Agriculture and Rural Development issued Resolution
No. 394 of 2025, which created a specific APPA in the southwest region of the Department of Antioquia, which partially overlaps with the area of the Quebradona project. In its current form, Resolution No. 394 has a minor impact on the Quebradona project as it affects only a small area of the project where no mining activities are planned.
AngloGold Ashanti’s rights and permits
The La Colosa project, which is managed by AngloGold Ashanti Colombia S.A.S. (“AGAC”), is situated in the Department of
Tolima in Colombia. It was placed in force majeure in 2017 due to delays in granting certain environmental permits by national and local environmental authorities, thereby preventing AGAC from undertaking further exploration activities. The most recent one-year grant of force majeure, during which time the specified timelines for completing the various phases of the mining project under the concession contract were suspended, expired in June 2024. In April 2025, the Colombian National Mining Agency
denied AngloGold Ashanti’s application for an extension of its force majeure suspension for the full June 2024-2025 period, declaring that force majeure had ended effective 8 October 2024, which is the date when the Colombian Ministry of Environment and Sustainable Development notified AngloGold Ashanti that it would not process its application for an environmental permit necessary to develop the La Colosa project. The National Mining Agency’s decision was based on certain restrictions resulting from the 2017 popular consultation in Cajamarca purporting to ban mining activities in the municipality. For further information on legal proceedings in relation to the popular consultation, see “Item 8A: Legal Proceedings”. AngloGold Ashanti filed an administrative appeal against the National Mining Agency’s decision not to extend the force majeure for the full June 2024-2025 period, but such decision was confirmed on 2 October 2025. Subsequently, in October 2025, the National Mining Agency denied
AngloGold Ashanti’s request to extend force majeure for the full June 2025-2026 period, even though the underlying circumstances which led to the declaration of force majeure between June 2017 and October 2024, namely that AngloGold
Ashanti has not obtained certain environmental permits allowing it to conduct exploration activities, persist. AngloGold Ashanti has filed a judicial claim challenging the Ministry’s decision not to process the application for the environmental permit and the
National Mining Agency’s decision not to extend the force majeure suspension for the full June 2024-2025 period, and is evaluating available legal recourse with respect to the National Mining Agency’s decision not to extend the force majeure declaration for the June 2025-2026 period. AngloGold Ashanti has been conducting preparatory work and activities at La Colosa since 2017. In addition, AGAC applied for a mining area integration (consolidation) of its concession contracts related to La
Colosa, which was approved in March 2017, and remedied the then-existing non-compliance of each consolidated concession and reset the specified timelines. La Colosa now has a single integrated mining concession contract (EIG-163) which covers a total area of 9,210 hectares and expires on 28 February 2037. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.
The Quebradona project, which is managed by Minera de Cobre Quebradona S.A.S. B.I.C. (“MCQ”), is situated in the
Department of Antioquia in Colombia. MCQ obtained the integration of concession agreement 5881 in October 2016 and registered in December 2016. As a result, MCQ was granted the exclusive right to explore, take ownership and dispose of the mineral reserves (ore) extracted from the concession area. MCQ has the right to request an extension of up to 30 years, at least two years before the expiration of the operating period. Although MCQ has a right to this extension, it is not automatic, and the request must be filed with new technical, economic, environmental and social evidence that demonstrates the status of the mineral resources. Concession contract 5881 initially covered a total area of 7,593 hectares, which was reduced to 4,881.89 hectares by the relevant mining authority (Secretaría de Minas de Antioquia) on 4 March 2022. It will expire in May 2037. In
September 2021, the permits for the construction and mining operation were approved by the relevant mining authority
(Secretaría de Minas de Antioquia). On 4 November 2021, ANLA officially notified AngloGold Ashanti of its decision to ‘archive’
the environmental licence application relating to the Quebradona project. ANLA has neither denied nor granted the licence, but deemed that the information provided by AngloGold Ashanti is not sufficient for ANLA to take a substantive decision. On 18
November 2021, AngloGold Ashanti appealed the archiving decision in order to secure further details on the specific additional information ANLA requires to make a determination. ANLA denied the appeal on 29 April 2022 and the archiving decision was confirmed. Additionally, the most recent applications for a suspension and an extension of the exploration phase were denied by the National Mining Agency in October and December 2025, respectively. As a result of those decisions, the National Mining
Agency ordered that the concession move to the construction and assembly phase. MCQ has filed administrative appeals against the denial of its applications to suspend and extend the exploration phase.

United States of America (Nevada)
General laws relating to mining and land ownership
General regime
Mineral and surface rights in the United States are owned by private parties, state governments or the federal government. The majority of land utilised for precious metals exploration, development and mining in the western United States is owned by the federal government. The right to mine on such federal land is governed by the U.S. General Mining Law of 1872, as amended
(the “General Mining Law”), as well as relevant state statutes and regulations. The General Mining Law allows mining claims on certain federal lands after proper compliance with claim location and maintenance requirements.
Mineral exploration activities in Nevada are also generally subject to applicable federal, state, and local permitting requirements, but the specific regulatory authorisations required for the Company’s activities are based on the nature and location of the exploratory work. Several of the Company’s Nevada exploration operations are currently conducted under what is generally referred to under federal law as a notice-level operation subject to 43 CFR § 3809.21, while projects that are more advanced require additional permitting, including a Plan of Operations approved by the federal Bureau of Land Management (“BLM”). The
State of Nevada Division of Environmental Protection’s Bureau of Mining Regulation and Reclamation (“BMRR”) also regulates mining within Nevada. However, exploration projects of five acres or less on federal land, the scope of a notice-level operation under federal law, are exempt from BMRR regulation. Certain of the Company’s early-stage exploration activities fall within this exemption.
The Company is currently engaged in exploration activities on certain of its unpatented claims that include, but are not limited to, geological and spectral mapping, surface geochemical sampling, geophysical surveying and RC and/or diamond drilling.
Potential regulatory changes
Over the years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law and other federal statutes relating to mining. Among the significant features contained in previously proposed legislation were a production royalty obligation, new and more stringent environmental standards and conditions, additional reclamation requirements, extensive new procedural steps which would likely result in extended permitting timelines, and granting counties and other entities the ability to petition the U.S. Secretary of the Interior to make certain areas unavailable for the location of unpatented mining claims. By contrast – and consistent with his approach during his first term in office – U.S. President Trump has begun his second term by taking executive actions designed to streamline and expedite the review processes associated with permitting of natural resources projects. In addition, competing bills related to the permitting of mines have been introduced in both chambers of the U.S. Congress during the current Congressional session. It is not possible, however, to determine if any proposed changes
– whether favourable or unfavourable from the Company’s perspective – will actually be enacted in any form during the current session or future sessions of the U.S. Congress.
AngloGold Ashanti is currently unaware of any other new federal or state legislative or regulatory changes that have been enacted that would adversely affect its current exploration programmes. On 12 September 2023, the Interagency Working Group
on Mining Laws, Regulations, and Permitting led by the U.S. Department of the Interior released its final report on
“Recommendations to Improve Mining on Public Lands”. Many of the recommendations in that report, if enacted, would complicate and delay the mining process in the United States. It is not possible to determine at this point which, if any, of the recommendations will be enacted by the current or future administrations. Further, based on two decisions in federal court
(Rosemont and Thacker Pass), BLM has modified its procedures addressing the review and approval of permit applications as they relate to companies utilising mining claims for  ancillary uses such as waste rock facilities. The new procedures and rules, while potentially adding additional steps to the permitting process, are not expected to materially increase either the time required to obtain a permit or the cost of permitting. If any requirements, standards or conditions are adopted in the future that impose additional or new obligations or costs on AngloGold Ashanti in connection with its exploration or extraction activities in the
United States, the Company’s operations in Nevada could be adversely affected.
AngloGold Ashanti’s rights and permits
In the state of Nevada, the Company’s wholly-owned subsidiaries hold a significant number of mining claims on federal lands.
This includes approximately 7,900 claims (covering approximately 156,000 acres) in the vicinity of Beatty, Nevada, which cover a number of different projects and deposits, including the Arthur Gold project (previously the Expanded Silicon project), the North
Bullfrog project, the Mother Lode project, the Sterling mine, and the Reward project (the latter having been acquired through
AngloGold Ashanti’s acquisition of Augusta Gold Corp., which transaction was completed on 23 October 2025). Although the
Sterling mine is currently in care and maintenance status, it remains subject to complex permitting and regulatory requirements, including compliance with relevant provisions of the U.S. Federal Mine Safety and Health Act of 1977 and oversight by the U.S.
Department of Labor’s Mine Safety and Health Administration (“MSHA”).

MINE SITE REHABILITATION AND CLOSURE
Closure planning, an integral part of operations
All mining operations eventually cease.  An integral aspect of operating AngloGold Ashanti’s mines is ongoing planning for site closure and, where feasible, implementation of concurrent rehabilitation, together with an estimation of associated liability costs and the placement of adequate financial provisions and assurances to cover these costs.
AngloGold Ashanti integrates mine closure planning throughout the mine life cycle as follows:
•Exploration stage: developing a plan and programme for cessation and closure of exploration activities in a manner that complies with local laws and AngloGold Ashanti’s mine closure planning standard.
•Project phase: developing conceptual closure plans and cost estimates for all projects and including them in project feasibility studies, designs and evaluations.
•Operational phase: developing and periodically updating mine closure plans and cost estimates with increasing levels of detail and confidence over the operational phase as part of the business planning process.  Closure plan updates take into account operational conditions, planning and regulatory requirements as well as advances in technology and international industry good practice (e.g., the ICMM Integrated Mine Closure Good Practice Guide). AngloGold Ashanti
believes that concurrent rehabilitation, which is carried out while a mine is still operational, is a good practice that serves to decrease the final rehabilitation and closure work as well as the ultimate liability.
•Closure period: implementing the final closure plan starting at cessation of operations through a period of decommissioning, dismantling and rehabilitation until management of the site is largely limited to monitoring and maintenance.
AngloGold Ashanti’s group mine closure planning standard stipulates that closure planning must be undertaken in consultation with relevant stakeholders. In the course of these consultations, different issues are raised which require site-specific solutions.
Each mine closure plan includes a social transition plan which seeks to minimise impacts and maximise opportunities for local communities, including with respect to human resource, social infrastructure, mine infrastructure and socio-economic development issues with the aim of enhancing the self-sustainability of mine communities after mine closure.
Provisions for decommissioning and restoration costs are made when there is a present obligation, it is probable that expenditure on decommissioning and restoration work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on currently available facts, technology expected to be available at the time of the rehabilitation, laws and regulations presently or virtually certain to be enacted and previous experience in the rehabilitation of mine sites.
Decommissioning costs and restoration costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Total provisions for decommissioning and for environmental restoration activities (excluding non-managed joint ventures)
increased by $29 million from $700 million in 2024 to $729 million in 2025. This increase was largely due to the recognition of a change in estimates attributable to shifts in discount rates from changes in global economic assumptions, alterations in mine plans resulting in a change in cash flows, changes in the designs for closure of tailing storage facilities (“TSFs”) as well as revised methodology following requests from environmental regulatory authorities, partially offset by utilisation.
SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MATTERS
AngloGold Ashanti’s sustainability approach is fundamental to how the Company operates its business, as well as its ability to create long-term value for its shareholders, employees and social partners through safely and responsibly exploring, mining and marketing its products. Sustainability and safety are integrated into the Company’s business and operations at all levels through various frameworks, standards and policies, and the Company measures its performance in achieving its goals against its sustainability and other ESG metrics, as well as its engagement with stakeholders.
AngloGold Ashanti’s board of directors, assisted by the Social, Ethics and Sustainability Committee (“SES Committee”), has
ultimate responsibility over environmental, safety, health, social and ethical matters and for the integration of sustainability objectives into AngloGold Ashanti’s business. This includes oversight of the Company’s stakeholder engagement framework and structures, which apply to investors, employees, governments, suppliers and communities, at every stage of its business from exploration to mine closure. Group Corporate Affairs and Sustainability is responsible for development of management systems and supports the Company’s general managers in the day-to-day implementation of its sustainability strategy.
AngloGold Ashanti maintains a set of policies and procedures to guide the Company in acting as a responsible corporate citizen, including the Code of Business Principles and Ethics which sets requirements for the implementation of key corporate policies and guidelines and applies to all management and employees, and in maintaining compliance with applicable environmental, health and safety (“EHS”) laws.

AngloGold Ashanti’s ESG reporting is informed by an annual assessment of its key ESG issues. This process is aligned with guidance published by the Sustainability Accounting Standards Board (“SASB”) and the Global Reporting Initiative (“GRI”)
Standards. The assessment is annually reviewed by AngloGold Ashanti’s senior leadership, as well as the SES Committee, and is approved by the board. In addition, AngloGold Ashanti’s ESG reporting is informed by the United Nations Sustainable
Development Goals (“SDGs”), the Accountability AA1000 Stakeholder Management Standard and the Recommendations of the
Task Force on Climate-related Financial Disclosures (“TCFD”), the latter having informed the design of the Company’s Climate
Change Strategy. The Company’s ESG reporting is also aligned with the Mining Principles of the ICMM, of which AngloGold
Ashanti is a member.
Significant EHS requirements and ESG risks and trends affecting the Company’s mining and processing operations are described below.
EHS Regulatory Compliance
AngloGold Ashanti is subject to extensive EHS laws and regulations in the various jurisdictions in which the Company operates.
These requirements govern, among other things, extraction, use, conservation and discharge of water; air emissions (including dust control and greenhouse gases (“GHGs”)); mine and dam safety; regulatory and community reporting; clean-up of contamination; land use and conservation of protected areas; protection of threatened and endangered species; rehabilitation and closure of mined land; worker health and safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as reagents, radioactive materials and mine tailings. Environmental laws and regulations applicable to the Company’s operations, including the requirements contained in environmental permits, are generally becoming more restrictive.
Capital and operating costs to comply with EHS laws and regulations have been, and are expected to continue to be, significant to AngloGold Ashanti. In addition, AngloGold Ashanti could incur fines, penalties and other sanctions, environmental clean-up costs, and third-party claims for personal injury or property or natural resources damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend facilities, such as TSFs, or operations, as a result of actual or alleged violations of, or liabilities under, EHS laws and regulations. Failure to comply with applicable EHS laws and regulations may also result in the suspension or revocation of permits and, in some jurisdictions, the right to mine a given concession. AngloGold Ashanti’s ability to obtain and maintain permits and other approvals and to successfully operate near host communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti’s or other mining companies’ activities. In addition, unknown environmental hazards may exist at the
Company’s properties which may have been caused by previous owners or operators.
Water Management
AngloGold Ashanti’s operations are dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits or rights to extract water from certain natural sources.  In addition to governing usage, these permits or rights typically require, among other things, that mining operations maintain certain water quality upon discharge. Water supply, quality and usage are areas of concern across all of the Company’s mining operations, including its mine development projects in Nevada and its mine development project at Quebradona in Colombia. A failure by the
Company to secure access to sufficient water supplies, or achieve and maintain compliance with applicable requirements of its permits or rights, could result in curtailment or halting of production at the affected operations. Incidents of water pollution or shortage can, in certain cases, result in community protest and ultimately lead to the withdrawal of community and government support for AngloGold Ashanti’s operations. A failure by the Company to comply with water contamination-related directives may result in additional or more stringent directives being issued against the Company, which may, in some cases, result in a temporary or partial shutdown of some of the Company’s operations.
Where feasible, the Company operates a “closed loop” system which recycles the water used in its operations without discharging it to the environment. In some areas, however, such as Ghana and Brazil, high levels of rainfall and surface water runoff mean that a closed loop system is not feasible and that discharges, after water treatment where necessary, must take place.
Waste Management
During open-pit mining, large volumes of soil and/or rock (overburden) are mined to expose the ore body. Similarly, waste rock is mined during drilling and developing access to underground ore bodies. Overburden and waste rock typically contain sub-
economic levels of gold and are deposited at large waste rock facilities. Mine tailings are the process waste generated once grinding and extraction of gold from the ore is completed in the milling process and are typically deposited in large TSFs specifically designed for this purpose.
The impact of dust generation, breach, leak or other failure of a waste rock facility or TSF, including any associated dam, can be significant, and the Company therefore monitors such facilities closely in accordance with the Company’s internal standards, independent review, national and other applicable regulatory requirements, industry standards and commitments made to local communities. Past, occasional but well-publicised, failures of third-party TSFs and the potential impacts of any such failures in the future, have generally resulted in strict regulations for these facilities in many of the jurisdictions in which the Company operates. A safety or environmental incident at the Company’s operations could result, among other things, in enforcement, including mandatory shutdown of a TSF and related facilities, obligations to remediate environmental contamination, negative press coverage and claims for property or natural resources damages and personal injury by adjacent communities. Incidents at other mining companies’ operations could result in governmental action to tighten regulatory requirements for mine operators generally and to restrict certain mining activities, in particular with respect to TSFs.
For example, in recent years there has been considerable regulatory scrutiny in Brazil and other areas on mining operations generally and, in some jurisdictions, new and more stringent requirements applicable to the approval, licensing, construction, management, closure and decommissioning of TSFs have been enacted. For further information on the regulatory framework governing TSFs in Brazil, see “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine
—Americas Region—Brazil”.
In addition, a new Global Industry Standard on Tailings Management (“GISTM”) was established in August 2020 by a panel composed of industry and NGO experts. AngloGold Ashanti has achieved substantial conformance with the GISTM at all of its
TSFs and is committed to achieve full conformance.
In addition, AngloGold Ashanti could incur liabilities or material costs to manage solid and hazardous waste generated by its mining activities, including dust and residual chemicals and metals. For example, AngloGold Ashanti expects to incur costs in connection with the treatment and disposal of a quantity of legacy arsenic trioxide waste located at the Obuasi mine, and such costs, which may be incurred over a several year period, may be material to the Company.
Groundwater Impacts and Environmental Remediation
As AngloGold Ashanti or its predecessors have a long history of mining operations in certain regions, issues may arise regarding historical, as well as potential future, environmental or health impacts in those areas, for which AGA, as the current owner/
operator, may be legally responsible. For example, AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the impact as well as any associated risks and to find sustainable remediation solutions where necessary. Based on those studies as well as discussions with regulators, the Company has taken steps, including monitored natural attenuation, phyto-
technologies and bioremediation, to address soil and groundwater contamination, including at the Geita mine in Tanzania, where
Phase 1 of an in-situ biological remediation project to address sulphate in groundwater commenced operations in late 2022.
Work undertaken in 2023 and early 2024 yielded encouraging results and technical, scientific and financial assessments supported further expansion of the in-situ remediation zone in Phase 2 of the project, which commenced in 2025.
Subject to the completion of site-specific trials and potential technologies being confirmed as viable remediation techniques, no reliable estimate can be made at this time for these obligations. Should these obligations be significant, this could have a material adverse impact upon AngloGold Ashanti’s results and its financial condition.
Climate Change and GHG Regulation
At AngloGold Ashanti, climate change is a board of directors-level governance issue, overseen primarily by the SES Committee as well as the Audit and Risk Committee which oversees assurance. AngloGold Ashanti’s Climate Change Strategy, which was approved by the board of directors in November 2021, seeks to embed the management of physical, regulatory and transition climate change-related risks, as well as climate change-related opportunities, into the Company’s strategic and operational planning processes.
In 2021, AngloGold Ashanti committed to the ICMM target of achieving net zero Scope 1 and Scope 2 GHG emissions by 2050.
In 2022, AngloGold Ashanti announced its commitment to achieve a 30% reduction in its absolute Scope 1 and Scope 2 GHG emissions by 2030 (as compared to a 2021 baseline which was revised in 2025 to include Sukari). Additionally, in partnership with targeted suppliers, AngloGold Ashanti expects to continue to work on Scope 3 GHG emissions accounting and to explore opportunities, where feasible, to address material Scope 3 GHG emissions consistent with its commitment, as a member of the
ICMM, to set Scope 3 GHG emissions reduction targets.
In December 2015, certain members of the international community negotiated a treaty at the Conference of the Parties of the
UN Framework Convention on Climate Change in Paris (the “Paris Agreement”). The Paris Agreement, which came into force in
November 2016, requires developed countries that are signatories to set targets for GHG emissions reductions. As a result, measures designed to limit or reduce GHG emissions, both mandatory and voluntary, have been, and are expected to be, implemented at national or regional levels in various countries.
New regulatory requirements, or changes required to effectively transition to a low-carbon economy, could require AngloGold
Ashanti to reduce its direct GHG emissions or energy use, change its fuel mix or incur significant costs for GHG emissions permits or taxes, including for those costs or taxes passed on by electricity utilities which supply the Company’s operations.
AngloGold Ashanti could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. The most likely source of these obligations is through nation state-level implementation of new emissions regulations or financial obligations pursuant to evolving climate change regulatory regimes.
For example, in 2010, Brazil launched the National Climate Change Policy, which established a voluntary national target to reduce GHG emissions by 36.1% to 38.9% below the country’s projected emissions in 2020 (i.e., its baseline or “business as usual” emissions). The policy required the development of sector-specific plans in order to meet the target and provided for a
Brazilian GHG trading scheme. While Brazil does not yet require mandatory GHG emissions reporting at the national level, some state environmental agencies have requested companies to voluntarily submit GHG emissions management plans. The state of
Minas Gerais (in which AngloGold Ashanti operates) does not currently require GHG emissions management plans for mining projects. In 2015, Brazil announced, in connection with its commitments under the Paris Agreement, an economy-wide goal to reduce GHG emissions by 43% by 2030 as compared to 2005 levels. In 2024, Brazil announced an updated target to reduce
GHG emissions by 59% to 67% by 2035, as compared to 2005 levels.
In December 2024, Federal Law No. 15,042/2024 was enacted which establishes parameters for a regulated carbon market in
Brazil. The market is expected to become operational beginning in 2030 and will include phase-in periods at the outset. Certain facilities that emit more than 10,000 tons of CO2 per year will be regulated under the law, except for such facilities that conduct treatment and disposal of solid waste and liquid effluents that adopt systems and technologies to neutralize emissions resulting from such operations. In accordance with the law, emission allowances, referred to as Brazilian Emission Allowances, may be granted to facilities based on GHG emission limits established by the government. The allowances will be valid for a period that will be determined by the National Allocation Plan (which is still pending finalisation). Implementing regulations under the law have not yet been promulgated, and the government is currently conducting tests of methodologies for the implementation of the law and for defining emissions calculation criteria, as well as developing systems for entities to report voluntary emissions.
AngloGold Ashanti, along with several companies in the Brazilian mining sector, has made a commitment to reduce its absolute
Scope 1 and Scope 2 GHG emissions by 30% by 2030 (as compared to a 2021 baseline). AngloGold Ashanti has also committed to achieving net zero Scope 1 and Scope 2 GHG emissions by 2050.
In addition, in Australia, the national Safeguard Mechanism sets legislated limits, known as baselines, on the GHG emissions of certain facilities that emit GHGs above a certain threshold amount, including the Tropicana and Sunrise Dam mines. These baselines gradually decline on a trajectory consistent with achieving Australia’s GHG emission reduction targets of 43% below
2005 levels by 2030, and net zero GHG emissions by 2050. Covered facilities that emit GHGs above the applicable baseline are required to purchase Australian Carbon Credit Units (“ACCUs”) equivalent to the excess emissions. The Safeguard Mechanism, which first came into force in 2016, was amended in 2023 to implement production-adjusted baselines for covered facilities based on GHG intensity factors which are specific to the industry and the commodity.
Both Sunrise Dam and Tropicana have applied and received approval for Safeguard Mechanism emissions intensity determinations. These emissions intensities were utilised to calculate each facility’s 2024 production-adjusted baseline in accordance with the Clean Energy Regulator’s site-specific default emissions intensity transition and decline framework. As a result, both Sunrise Dam and Tropicana are currently in an excess emissions position. In response, AngloGold Ashanti has proactively acquired ACCUs and will surrender ACCUs to ensure compliance. The cost of the ACCUs was not material to
AngloGold Ashanti.
In addition to more stringent requirements and commitments, AngloGold Ashanti’s operations are subject to a number of physical risks from climate change, such as changes in rainfall rates or patterns resulting in floods or droughts, reduced water availability, higher temperatures and extreme weather events. Such events or conditions, particularly including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage the Company’s property or equipment and increase health and safety risks on site. In 2021, in consultation with external consultants, physical climate risk assessments were undertaken for all operations using current climate models for the business and various decarbonisation scenarios and climate adaptation plans were outlined. These physical climate risks are subject to periodic review, and are expected to be updated in 2026.
Occupational Safety and Health
AngloGold Ashanti is subject to a variety of laws and regulations in each of the jurisdictions where the Company operates that are designed to protect and improve the safety and health of employees. In some of the jurisdictions in which AngloGold Ashanti operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents and introduce corrective measures at those operations.
Safety remains a priority for AngloGold Ashanti and a focus of AngloGold Ashanti’s long-term sustainability approach, as well as the Company’s continuing efforts to manage the risks inherent to its operations, to model critical controls and to strengthen safety protocols and preventative measures. AngloGold Ashanti continued to improve its safety performance in 2025 as the Company reduced its previously lowest recorded Total Recordable Injury Frequency Rate (“TRIFR”) of 0.98 injuries per million hours worked at its managed operations by a further 1% to 0.97 injuries per million hours worked during 2025, thereby setting a new record for its lowest TRIFR recorded to date across its managed operations, taking into account the Centamin assets acquired in
November 2024. There were no fatalities in 2025 at mines operated by AngloGold Ashanti.

AngloGold Ashanti’s Group Health and Safety Strategy, which is updated every three years, seeks to integrate operational risk management and key performance indicators at all levels of the organisation and maintain alignment with global health and safety standards. In connection with a Group occupational health and safety strategy review session in 2023, a number of strategic items were evaluated and focus areas for the 2024-2026 strategy cycle were defined. AngloGold Ashanti continues to make progress on an integral approach to safety and health. In 2025, AngloGold Ashanti introduced the Critical Risk
Management Process, which is the next phase of improving the maturity of the critical control verification process.
Community Health and Tropical Diseases
AngloGold Ashanti is also subject to health and safety regulations relating to occupational disease. The primary areas of focus in respect of occupational health of employees within the Company’s operations are noise-induced hearing loss (“NIHL”) and occupational lung diseases (“OLD”). OLD includes occupational tuberculosis and silicosis in individuals exposed to silica dust.
Silicosis has been particularly prevalent in South Africa and has also arisen at the Company’s Africa region and Brazilian operations, albeit to a far lesser extent. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres, clinics, and through outsourced service centres. The Company continues to expand preventative occupational hygiene initiatives, such as implementing various control measures to prevent hazardous exposures and providing employees with Personal Protective Equipment. In 2023, the Company finalised a major health hazard management standard to facilitate systematic implementation of preventative critical controls and compliance company requirements at AngloGold
Ashanti’s operations and projects. In 2025, the Company advanced the implementation of these major health hazard standards through integration of health critical control verifications into the operational supervisory checklists.
In 2019, the Johannesburg High Court approved the settlement of existing silicosis and tuberculosis class actions against
AngloGold Ashanti and other gold mining companies in South Africa. The sale of the Company’s South African operating assets and liabilities in 2020 did not include the silicosis or tuberculosis settlement obligations relating to former South African employees, which were retained by AngloGold Ashanti. For further information, see “Item 18: Financial Statements—Note 26—
Environmental rehabilitation and other provisions”.
In addition to OLD, HIV and AIDS and associated diseases remain major health care challenges faced by AngloGold Ashanti’s operations in the Africa region. AngloGold Ashanti continues to implement programmes to help those infected with HIV and prevent new infections from spreading.
Malaria and other tropical diseases also pose health risks at all of the Company’s operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of ill-health in young children and pregnant women and can also give rise to deaths and absenteeism in adults. All affected
Company operations in Africa have malaria control programmes in place. The Ghana Obuasi malaria control annual programme activities have been completed in 16 districts of Ghana as planned for 2025 and a new cycle of indoor residual spraying will commence in 2026 in partnership with the Global Fund and the Ghana Department of Health.
The COVID-19 pandemic was declared over by the World Health Organization in 2023, and it is now considered an established and ongoing disease entity. As a result, it has been integrated into the Company’s long-term infectious disease risk management strategy which is part of the overall health risk management systems and processes. Nevertheless, AngloGold Ashanti continues to direct resources for close surveillance and maintenance of controls against COVID-19 or any other infectious disease outbreak that may arise in its areas of operation. In 2025, the Marburg virus outbreak reported in Eastern Africa and the global monkeypox outbreak did not adversely affect AngloGold Ashanti’s operations and there were no disruptions as a result of these outbreaks.
The emergence of COVID-19, in conjunction with the Company’s experience with Ebola in Guinea in recent years, led the
Company to take steps to better integrate broad health risk management beyond occupational health into its overall business strategy, which contributed to productivity as well as its social licence to operate and improved various prevention and risk management protocols in place to address the potential risk of an epidemic or pandemic. The Company continues to collaborate with local stakeholders and authorities to ensure health system preparedness and effective responses in the event of health emergencies and crisis.
In addition to seeking to eliminate harmful occupational exposures and disease, the Company endeavours to optimise physical and mental wellbeing and fitness for duty, minimise non-communicable diseases associated with lifestyle as well as contribute to health system strengthening, local skill development and overall community development in the jurisdictions in which it operates.
Impairments to the mental and physical health of workers can negatively affect productivity and profitability as a result of workers’
diminished focus or skill, absenteeism, treatment costs and allocated resources. As part of AngloGold Ashanti’s continuing efforts, the Company is working on implementing the newly updated health, hygiene and wellbeing standards based on identified major health hazards or risks which include gender, cultural and other applicable diversity considerations for risk management and controls.

Inclusion, Diversity and Equity (“ID&E”)
With approximately 38,000 employees (including contractor workforce) at its managed operations on five continents, AngloGold
Ashanti believes that having an inclusive workplace culture and a workforce with a broad range of backgrounds and experiences continues to enable us to retain and attract talent, maintain competitiveness and drive long-term sustainability of its business. In addition, the Company strives to have a workforce that is connected to and represents the communities and societies in which
AngloGold Ashanti operates with a view to maintaining its social licence to operate.
AngloGold Ashanti’s ID&E approach is aligned to several of the UNSDGs (SDGs 5, 8 and 10) and the United Nations Global
Compact (“UNGC”). The Company has developed an ID&E Framework which aims to foster the empowerment of all employees globally and has established a Global Inclusion and Diversity Strategy with local priorities specific to business units and actions aimed at ensuring a psychologically safe and inclusive experience and culture for all. This global strategy was informed by internal assessment of lessons from across our global operations since 2021.
Human Rights and Indigenous Peoples
AngloGold Ashanti believes in the right of every person to enjoy their universal human rights and the importance of reflecting this in the way the Company does business. This is evident in AngloGold Ashanti’s values which underpin its commitment and responsibility to respect human rights. AngloGold Ashanti has in place a Human Rights Governance Framework supported by a
Sustainability Group Policy, Health, Safety and Security Group Policy, People Group Policy and a Human Rights Group
Standard, which are aligned to the United Nations Guiding Principles on Business and Human Rights (“UNGPs”) and The
Voluntary Principles on Security and Human Rights (“VPSHR”). AngloGold Ashanti works to ensure that its broader governance is human rights-compliant, recognises its responsibility to respect human rights with regard to all its operations and communities, and respect the laws of the countries in which it operates.
AngloGold Ashanti’s approach is mandated by its Management Standard Framework, which is inclusive of the standards on human rights, complaints and grievances, cultural heritage and sacred sites management. These standards are in line with the
International Finance Corporation’s Performance Standard #7 on Indigenous Peoples. In August 2024, the ICMM adopted the
Indigenous Peoples position statement to reaffirm and reinforce the commitment of its members to respect the rights of indigenous peoples. Reflecting the mining industry’s broader commitment to ethical and sustainable business practices, the statement aims to strengthen company approaches to upholding the rights of indigenous peoples by encouraging meaningful engagement and support for fair and equitable participation in the development of mining projects on their lands and territories.

ANGLOGOLD ASHANTI GLOBAL OPERATIONS: 2025

Guinea
Siguiri (85%)
Democratic Republic of the Congo (DRC)
Kibali (45%) (d)
Egypt
Sukari (50%)
Ghana
Iduapriem
Obuasi
Colombia
La Colosa (c)
Quebradona
Brazil
AGA Mineração
Australia
Sunrise Dam
Tropicana (70%)
Tanzania
Geita
United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects
Exploration

Operations and projects

Americas	Africa	Australia
Argentina Cerro Vanguardia (92.5%)	Guinea Siguiri (85%)	Australia Sunrise Dam Tropicana (70%)
Brazil AGA Mineração	Ghana Iduapriem Obuasi
Projects	Democratic Republic of the Congo (DRC) Kibali (45%) (d)
United States of America Arthur Gold (a) North Bullfrog Nevada Regional Deposits (b)	Tanzania Geita
Colombia La Colosa (c) Quebradona	Egypt Sukari (50%)
Notes
(a)Previously the Expanded Silicon project and includes the Silicon and Merlin deposits.
(b)Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy) and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold Corp (“Augusta Gold”) in October 2025.
(c)Held for sale. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.
(d)Operated by Barrick Mining Corporation (“Barrick”).

OPERATING PERFORMANCE
Group description
AngloGold Ashanti is an independent global gold mining company with a diverse high-quality portfolio of operations, projects and exploration activities. The Group is headquartered in Denver, Colorado in the United States. The Company’s registered office and principal executive office are located in the United Kingdom. The Group also retains a substantial corporate office in
Johannesburg, South Africa.
In 2025, our portfolio of ten continuing mining operations in eight countries includes long-life operating assets with differing ore body types located in key gold-producing regions around the world. These operating assets were supported by greenfield projects in Colombia and the United States and a focused global exploration programme, including exploration in the United
States.
Our operations and projects are grouped into the following regions: Africa, Americas and Australia.
AngloGold Ashanti’s managed operations and non-managed joint ventures employed, on average, 41,416 people (including contractors) in 2025 (2024: 39,484).
Performance
Production, cost of sales and all-in sustaining costs per ounce
In 2025, AngloGold Ashanti produced attributable 3.091 million ounces of gold (2024: 2.661 million ounces), as well as 3.7 million ounces of silver (2024: 3.7 million ounces) and 115 tonnes of sulphuric acid (2024: 19 tonnes) as by-products. See “Item
5A: Operating Results—Key factors affecting results—Gold production levels” and “Item 5A: Operating Results—Operating
Results by Segments”.
In 2025, AngloGold Ashanti’s cost of sales was $5.0 billion for managed operations (2024: $3.7 billion) and $432 million for non-
managed joint ventures (2024: $380 million), and all-in sustaining cost was $1,751 per ounce for managed operations (2024:
$1,672 per ounce) and $1,317 per ounce for non-managed joint ventures (2024: $1,146 per ounce). See “Item 5A: Operating
Results—Operating Results by Segments”.
Mineral Resource and Mineral Reserve
The AngloGold Ashanti gold Measured and Indicated Mineral Resource increased from 67.1Moz at 31 December 2024 to
68.0Moz at 31 December 2025. The AngloGold Ashanti gold Inferred Mineral Resource decreased from 55.0Moz at 31
December 2024 to 49.3Moz at 31 December 2025. The AngloGold Ashanti gold Mineral Reserve increased from 31.2Moz at 31
December 2024 to 36.5 Moz at 31 December 2025.
The AngloGold Ashanti copper Mineral Resource remained unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral
Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource at 31 December 2025 as compared to 31 December 2024. The
AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) at 31 December 2025 as compared to 31
December 2024.
For further information, see “Item 4D: Property, Plants and Equipment—Mineral Resource and Mineral Reserve”.
Capital expenditure
Capital expenditure, including non-managed joint ventures, in 2025 amounted to $1,600 million (2024: $1,215 million). See “Item
5A: Operating Results—Capital Expenditures”.
Safety
AngloGold Ashanti has remained fatality-free since the incident at Geita, in Tanzania, in May 2024 where an employee of a contractor was fatally injured when the light motor vehicle he was driving overturned. The Total Recordable Injury Frequency
Rate (“TRIFR”) improved by 1% to 0.97 injuries per million hours worked at its managed operations in 2025 (2024: 0.98 injuries per million hours worked), the lowest level in the Company’s history.
Full Asset Potential Programme
The Full Asset Potential (“FAP”) programme and related initiatives aimed at enhancing the quality of the Company’s operating portfolio and ensuring optimal performance continues to show benefits. Implementation of the various FAP initiatives enabled flexible delivery on AngloGold Ashanti’s mine plans, allowing for optimised results as projects continued throughout 2025.

Ultimately, management believes these projects will contribute to growing the Company’s Mineral Reserve and Mineral Resource base.
Operational Excellence
Operational Excellence is the continued efforts to maximise value from the Company’s assets. Continued work is undertaken to ensure an optimal organisational structure to support execution on the Company’s strategy.
AFRICA REGION

Guinea
Siguiri (85%)
Egypt
Sukari (50%)
Ghana
Iduapriem
Obuasi
Democratic Republic of Congo (DRC)
Kibali (45%)
Tanzania
Geita
Johannesburg
Legend
Operations
Projects

Africa is currently home to six operations, five managed by AngloGold Ashanti and one joint venture managed by Barrick Mining
Corporation. These operations contributed 2.0 million ounces (approximately 66%) to total annual Group production in 2025.

	Gold production (000oz)	Average number of employees
Managed operations
Egypt
Sukari (1)	500	4,893
Ghana
Iduapriem	199	2,660
Obuasi	266	5,566
Guinea
Siguiri (1)	289	4,284
Tanzania
Geita	492	7,508

Non-managed joint venture
Democratic Republic of the Congo
Kibali (Attr. 45%)	303	3,173
Africa Region - Key Statistics

	Unit	2025	2024	2023
Managed operations
Tonnes treated/milled (2)	Mt	34.8	24.5	23.2
Recovered grade	g/t	1.56	1.59	1.66
Gold production	000oz	1,746	1,254	1,237
Cost of sales	$m	3,034	1,924	1,739
Total cash costs per ounce (3)	$/oz	1,182	1,212	1,138
All-in sustaining costs per ounce (3)	$/oz	1,647	1,709	1,576
Capital expenditure (4)	$m	984	689	625
Safety
Number of fatalities		0	1	0
TRIFR	Injuries per million hours worked	0.52	0.49	0.39
People
Average number of employees: Total		24,911	24,942	18,851
Permanent employees		8,810	8,991	6,296
Contractors		16,101	15,951	12,555

	Unit	2025	2024	2023
Non-managed joint ventures
Tonnes treated/milled	Mt	3.7	3.8	3.7
Recovered grade	g/t	2.52	2.51	2.89
Gold production (attributable)	000oz	303	309	343
Cost of sales (5)	$m	432	380	372
Total cash costs per ounce (3)	$/oz	1,148	935	802
All-in sustaining costs per ounce (3)	$/oz	1,317	1,146	951
Capital expenditure (5)	$m	151	125	85
People
Average number of employees: Total		3,173	2,988	2,883
Permanent employees		1,005	950	1,014
Contractors		2,168	2,038	1,869

(1)On a consolidated basis. Siguiri and Sukari are owned 85% and 50% by AngloGold Ashanti, respectively.
(2)Includes surface and dump tonnes milled.
(3)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP financial measures. For further information on these non-GAAP financial measures, see “Item 5A: Operating Results—Non-GAAP analysis”.
(4)100% (not attributable).
(5)The Group’s non-managed joint ventures are recorded on the equity basis of accounting. Therefore, costs of sales and capital expenditure of the non-
managed joint ventures are not included within the Group’s consolidated financial statements.
Performance summary
For more information regarding performance in the Africa region (including production, operating performance and capital expenditure), refer to “Item 5A: Operating Results”.
Safety performance regressed marginally in 2025, while continuing to meet internal targets. The TRIFR increased 6% to 0.52 injuries per million hours worked in 2025 (2024: 0.49 injuries per million hours worked). AngloGold Ashanti has remained fatality-
free since the incident at Geita, in Tanzania, in May 2024 where an employee of a contractor was fatally injured when the light motor vehicle he was driving overturned.
Production at Geita was halted for almost a week towards the end of October 2025 and beginning of November to limit risk to employees, contractors and suppliers travelling to and from the site amid widespread unrest in Tanzania following the general elections. As a precautionary measure, production was slowed again in early December 2025 in anticipation of a nationwide protest.
Regional community investment totalled $21.91 million (2024: $14.34 million) in 2025.
All operations are certified under the ISO 45001 (health and safety) and ISO 14001 (environmental management). All operations are certified or designated for certification under the Cyanide Code.
The FAP programme continues across our Africa operations, contributing to AngloGold Ashanti’s ability to operate predictably, to drive better cash flows and to improve the long-term value of its business.
At Sukari, the operation exceeded planned targets with improved ore production from the underground mine and improved open pit volumes and grades. FAP initiatives at the site focused on rationalising and upgrading the mining fleet, introducing larger truck trays underground, shortening open-pit waste haulage and optimising grade control. Waste stripping in the open pit was prioritised in 2025 to set up mining areas in 2026. The site was successfully integrated in AngloGold Ashanti’s systems during
2025. In 2026, planned initiatives include work on a TSF and a third dump leach facility.
At Iduapriem, the plant was shut down and tailings deposition suspended for 17 days during the first quarter of 2025 while a tear in the lining of the Beposo TSF was investigated and repaired, adversely impacting gold production. Input from a strategic asset review addressed staging of the open pits and lifting mining volumes, which had improved and stabilised by the end of 2025. In
2026, FAP initiatives will focus on improving maintenance, increasing mining productivity and optimising the fleet management system.
At Obuasi, stoping performance improved this year following a FAP project that introduced a second Epiroc Easer-L. This additional machine accelerated slot opening and increased the total number of active stopes. Other FAP mining projects included the construction of an underground workshop to reduce the need to tram equipment to the surface, the introduction of tele-
remote loading from surface during shift changes and new ventilation raises to open up new mining fronts for development.
Commissioning of material handling infrastructure as part of the refurbishment at the KMS shaft is expected to be completed in the second half of 2026.
At Siguiri, a strategic asset review delivered optimised pit sequencing and staging which, along with a focus on drill and blast activities, contributed to an increase in mining volumes, with mining largely taking place in the Siraya pit in Block 2 and the Kami and Kosise pits in Block 1. FAP methodology was also applied to collaboration with the local community on a long-term Social
Economic Development plan involving the community to strengthen the site’s social licence to operate. Initiatives included literacy training, construction of a ring road, the roll-out of AngloGold Ashanti’s malaria programme, mobile health care and scholarship programmes.
At Geita, FAP initiatives during the year included the successful introduction of tele-remote bogging from surface during shift changes to improve mine productivity.
Côte d’Ivoire/Guinea update
On 1 May 2025, AngloGold Ashanti completed the sale of the Doropo Project and the Archean-Birimian Contact (“ABC”) Project
in Côte d’Ivoire to Resolute Mining Limited (“Resolute”). Both the Doropo Project and ABC Project were acquired as part of the
November 2024 acquisition of Centamin plc. As part of the sale of the two projects, AngloGold Ashanti agreed to acquire from
Resolute the Mansala Project in Guinea. The Mansala Project is adjacent to AngloGold Ashanti’s Siguiri Mine. See “Item 5:
Operating and Financial Review and Prospects—Recent Activity” for more information.

AMERICAS REGION

Colombia
La Colosa (c)
Quebradona
Brazil (d)
AGA Mineração
United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects

(a)        Previously the Expanded Silicon project, and includes the Silicon and Merlin deposits.
(b)        Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by
AngloGold Ashanti through its acquisition of Augusta Gold Corp in October 2025.
(c)        Sold in December 2025.
(d)        Held for sale. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.
The Americas hosts two of our operations - one in Argentina and one in Brazil - as well as greenfield projects in Colombia and a significant greenfield development in Nevada in the United States. In December 2025, a third operation at Serra Grande in Brazil was sold. The three operations contributed 0.5 million ounces (approximately 16%) to total annual Group production in 2025.

	Gold production (000oz)	Average number of employees
Operations
Argentina
Cerro Vanguardia (1)	179	1,870
Brazil
AGA Mineração (2)	273	6,242
Serra Grande (3)	53	2,138

Americas - Key Statistics

	Unit	2025	2024	2023
Operation
Tonnes treated/milled (2)	Mt	5.7	5.7	5.8
Recovered grade (2)	g/t	2.73	2.85	2.70
Gold production (2)	000oz	505	526	502
Silver production	Moz	3.3	3.4	4.4
Cost of sales	$m	973	858	931
Total cash costs per ounce (2)(4)	$/oz	1,195	1,027	1,122
All-in sustaining costs per ounce (2)(4)	$/oz	1,741	1,514	1,710
Capital expenditure (5)	$m	278	247	281
Safety
Number of fatalities		0	0	0
TRIFR (5)	Injuries per million hours worked	1.48	1.80	2.11
People
Average number of employees: Total		10,250	8,509	8,565
Permanent employees		5,374	5,008	5,519
Contractors		4,876	3,501	3,046
(1)On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2)Adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. CdS produced nil ounces, nil ounces and
42,000 ounces for the years ended 31 December 2025, 2024 and 2023, respectively.
(3)The Serra Grande mine was sold on 1 December 2025.
(4)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP financial measures. For further information on these non-GAAP financial measures, see “Item 5A: Operating Results—Non-GAAP analysis”.
(5)Includes projects in Colombia and USA.
Performance summary
For more information regarding performance in the Americas region (including production, operating performance and capital expenditure), refer to “Item 5A: Operating Results”.
Safety performance improved in 2025. There were no occupational fatalities and the TRIFR improved to 1.48 injuries per million hours worked (2024: 1.80 injuries per million hours worked).
Regional community investment amounted to $4.00 million (2024: $5.13 million) in 2025.
All operations in the Americas maintained their certification in terms of International Cyanide Management Code, ISO 45000
(health and safety) and ISO 14001 (environmental management) in 2025.
The roll-out of our FAP programme and related initiatives in the region continued delivering improved efficiencies and drove stronger cost performance that helped mitigate inflationary impacts.
The FAP programme at Cerro Vanguardia contributed an incremental 34,000 ounces of gold from the heap leach pad following a project involving releaching of material on the slopes of the heap leach pad. Other FAP projects included the installation of a particle size analyser and online cyanide closing system to further improve gold and silver recoveries in the processing plant, insourcing of development and introduction of a fleet management system along with increased truck payloads to improve productivity in the underground mine.
At AGA Mineração, FAP initiatives related to improving underground development and truck payload availability contributed to a significant increase in tonnes mined at Cuiabá and Lamego. In 2026, FAP initiatives are expected to focus on increasing the capacity of the Cuiabá plant from 1.4 million tonnes per annum to 2.0 million tonnes per annum of concentrate to the Queiroz plant.
Quebradona
For information on the current status of the Quebradona project, refer to Item 4B: Business Overview—The Regulatory
Environment Enabling AngloGold Ashanti to Mine—Americas Region—Colombia.
La Colosa
On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.

CdS update
The Córrego do Sítio (“CdS”) mine in Brazil’s Minas Gerais state remains on care and maintenance with continuous evaluation of alternatives to restart the operation with optimised costs.  The TSFs are fully compliant with applicable legal requirements and have been certified by external consultants and validated by the ANM.
Serra Grande
The Serra Grande mine was sold to Aura Minerals Inc. on 1 December 2025. See “Item 5: Operating and Financial Review and
Prospects—Recent Activity” for more information.
Nevada projects
In the United States, the North Bullfrog project and the Arthur Gold Project (previously known as Expanded Silicon) are being advanced in southern Nevada, near the town of Beatty. These greenfield projects are collectively known as the Nevada projects.
In October 2025, AngloGold Ashanti completed the acquisition of August Gold Corp. (“Augusta Gold”) for a total cash consideration of $158 million, acquiring Augusta Gold’s properties adjacent to AngloGold Ashanti’s claims in the Beatty District and further consolidating its landholding. The Nevada projects area has a total gold Mineral Reserve of 6.4Moz, gold Measured and Indicated Mineral Resource of 6.1Moz and gold Inferred Mineral Resource of 9.6Moz.
North Bullfrog is expected to be the first of AngloGold Ashanti’s projects to enter gold production in Nevada. Following completion of a feasibility study, the project advanced into the detailed engineering phase in November 2024, which was approximately 70%
complete at the end of 2025.
The Arthur Gold Project comprises the Silicon and Merlin deposits. With the completion of the pre-feasibility study (PFS) at year end, an initial Probable Mineral Reserve of 4.9Moz of contained gold (88Mt at 1.75 g/t) and 7.8Moz of contained silver (88Mt at
2.76g/t) was reported as at 31 December 2025 for the Arthur Gold Project.
AUSTRALIA REGION

Western Australia
Sunrise Dam
Tropicana (70%)
Legend
Operations
Projects

The two AngloGold Ashanti operations in Australia are Sunrise Dam and Tropicana, both of which are in the north-eastern goldfields in the state of Western Australia. Sunrise Dam is wholly owned. We have a 70% holding in, and manage, Tropicana.
Regis Resources Limited, our partner in Tropicana, holds the balance (30%) through its subsidiary AFB Resources Pty Limited.
Sunrise Dam includes the Butcher Well project, which is a joint venture between AngloGold Ashanti (70%) and Northern Star
Resources (30%). These operations contributed 0.5 million ounces (approximately 18%) to total annual Group production in
2025.

	Gold production (000oz)	Average number of employees
Operations
Australia
Sunrise Dam	232	813
Tropicana (1)	305	974
Australia - Key Statistics

	Unit	2025	2024	2023
Operation
Tonnes treated/milled	Mt	10.3	10.1	10.5
Recovered grade	g/t	1.62	1.75	1.66
Gold production (1)	000oz	537	572	562
Cost of sales (1)	$m	1,009	945	867
Total cash costs per ounce (2)	$/oz	1,530	1,287	1,251
All-in sustaining costs per ounce (2)	$/oz	1,825	1,526	1,487
Capital expenditure (1)	$m	185	153	135
Safety
Number of fatalities		0	0	0
TRIFR	Per million hours worked	2.92	2.36	3.20
People
Average number of employees: Total		1,787	1,777	1,741
Permanent employees		366	364	347
Contractors		1,421	1,413	1,394
(1)On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2)“Total cash costs per ounce” and “all-in sustaining costs per ounce” are non-GAAP financial measures. For further information on these non-GAAP financial measures, see “Item 5A: Operating Results—Non-GAAP analysis”.
Performance summary
For more information regarding performance in the Africa region (including production, operating performance and capital expenditure), refer to “Item 5A: Operating Results”.
Safety performance regressed in 2025. While there were no occupational fatalities, a TRIFR of 2.92 injuries per million hours worked was recorded (2024: 2.36 injuries per million hours worked).
Regional community investment amounted to $0.91 million (2024: $0.74 million) in 2025.
Sunrise Dam and Tropicana maintained their certifications under the Cyanide Code, ISO 45000 (health and safety) and ISO
14001 (environmental management) in 2025.
FAP benefits were delivered at both Australian sites.
At Sunrise Dam, FAP initiatives focused on improving the open pit design optimisation, reducing mechanical interruptions in the processing plant, recovery and the drivers of production and development in the underground mine. FAP initiatives in partnership with the underground mining contractor will focus on operator recruitment, equipment servicing and availability and productivity.
At Tropicana, FAP projects included introduction of an improved maintenance strategy across the underground and open cut fleets, which resulted in improved reliability and availability. A re-base of the open pit mine plan and design also resulted in a step-change in fleet productivity, achieved with a reduced fleet. A FAP project to introduce mobile crushing is scheduled to be completed in the second half of 2026. This is anticipated to incrementally lift throughput to 9.4 million tonnes and reduce costs by replacing contract crushing. Processing plant throughput of 6.5 million tonnes was lower than planned due to a shutdown overrun and mechanical breakdown.

Also at Tropicana, the renewable energy facility was successfully commissioned on schedule and on budget in February 2025, integrating 62MW of clean energy into Tropicana’s existing 54MW natural gas-fired power system. The designed carbon emissions reduction of the combined hybrid renewables system is 65kt CO2e annually.
EXPLORATION REVIEW
Our exploration covers greenfield and brownfield exploration programmes to support sustainability and growth of our business.
Greenfield exploration aims to discover large, high-value deposits that will lead to the development of new, stand-alone gold mines. Brownfield exploration focuses on delivering value-accretive additions to sustain and grow our existing mines, as well as driving development of future mines at our advanced projects.
Greenfield exploration
In 2025, $64.1 million was spent on greenfield exploration (2024: $47.6 million). At the end of 2025, our greenfield exploration tenements covered over 28,513 km2 of highly prospective ground in five countries: Australia, Brazil, Egypt, Tanzania and the
United States.
Africa
In Tanzania, 5,326m of reverse circulation (RC) drilling at the Kame project was completed in 2025. The remainder of this programme is expected to be completed in early 2026. An earn-in agreement between AngloGold Ashanti and EcoGraf for the
Golden Eagle project in the Singida region of Tanzania became effective in the fourth quarter of 2025 and exploration is anticipated to commence in 2026.
In Egypt, a scoping study was initiated at the Little Sukari prospect and is ongoing. Extensive mapping and soil sampling programmes were completed in the region over prospects of interest (12,735 samples) and a magnetic/radiometric survey was completed over the Atud South corridor (827 line km).
Americas
In the United States, 284m of mud-rotary drilling and 4,079m of diamond drilling (DD) were completed in 2025 at the Midnight
Star, Lucille and Bottle Creek projects in Nevada. One additional project, Middle Stack, was added to the greenfield Nevada portfolio in 2025.
In Brazil, stream sediment and soil sampling continued at a regional scale in the Unai District within the SBB Terrane. Two drill targets were tested at Claro, with 2,949m of RC drilling completed in 2025.
In Argentina, a total of 3,443m DD was drilled at the El Cori project during 2025, before the decision was made to cease greenfield exploration and target generation activities in Argentina in October 2025.
Australia
Greenfield exploration was carried out in the Laverton district of Western Australia, in northern Queensland, and in central New
South Wales. Exploration in Laverton focused on the Corvette project, with 10,999m RC and 10,197m DD completed in 2025.
In Queensland, reconnaissance mapping, rock chip sampling and soil sampling were completed at several early-stage targets in the Connors and Auburn Arc tenements in the New England terrane.
In New South Wales, at the Inflection JV tenure, mud-rotary drilling and DD (14 holes for 2,937m of DD) was completed at the
Trangie, Nyngan, Reedy and Gienart prospects. At the Kincora JV tenure, 21 holes for 2,681m DD (with mud-rotary pre-collars)
were drilled in 2025 targeting the Ace of Spades, Gerar and Nevertire prospects.
Brownfield exploration
Brownfield exploration teams across our operations and advanced projects completed a total of 1,172km of drilling for a total cost of $212m during 2025. This covers both capitalised drilling to delineate and define Mineral Resource, and expensed exploration to test new targets or extensions of known orebodies. Costs presented are attributable to AngloGold Ashanti. Costs include the
Kibali joint venture, as well as Serra Grande, which was sold on 1 December 2025 to Aura Minerals Inc.

Africa
Geita
Exploration drilling programmes at Geita completed a total of 166km for both capitalised and expensed projects in 2025.
Exploration to delineate and define the underground Mineral Resource took place at Star & Comet Cut 3 and 5, Ridge 8,
Nyankanga Blocks 1, 2 and 4, and Geita Hill Blocks 1 and 2. Results overall confirmed the modelled mineralisation with numerous high-grade intercepts reported. At Nyankanga Block 4, definition drilling of the Mineral Resource covered five underground levels and contributed to significant Mineral Reserve additions.
Reconnaissance exploration in Nyankanga blocks 1 and 4 confirmed extension of mineralisation along strike and down-dip beyond previous intersections. At Geita Hill, drilling shows mineralisation remains open-ended at depth and includes a sub-
parallel shear zone to the main host structure.
Surface drilling took place at the Nyamulilima open pit, with the work supporting a significant increase in the Mineral Reserve, as well as further expansion of the Mineral Resource and testing of down-dip extensions. Reconnaissance drilling at the Selous prospect in the broader Nyamulilima area has been promising, with mineralisation identified over a 1.6km trend and several high-
grade intersections reported.
Within the Central Trend west of Nyankanga, surface delineation drilling at the Kalondwa Hill prospect confirmed lateral continuity in the northern extension of the orebody and improved confidence in the southern part of the orebody.
Reconnaissance drilling also took place west of Kalondwa Hill towards Fikiri-Jumanne.
Kibali
Kibali exploration in 2025 focused on advancing the Agbarabo-Rhino-Kombokolo (ARK) area as a significant satellite deposit
4km from the plant. Drilling has established good continuity below the current pit shell and confirmed extension of high-grade shoots 1.25km down-plunge. Near-surface and step-out drilling to the northeast in the Doko Camp area has identified further potential upside to the ARK system.
At KCD, step-out drilling confirmed down-plunge extension on the 3000 and 5000 lodes, 500m from the previous deepest holes.
Further step-out drilling is planned for 2026 from the UG exploration drive.
In KZ North, framework drilling between Oere and Kalimva has supported geological model development and exploration vectoring. In KZ South, framework drilling at Aindi Watsa has confirmed down-dip, down-plunge continuity of mineralisation that may indicate a larger system at depth. At the Dembu AOI, mapping and surface geochemistry were completed and a high-
resolution magnetic survey is planned for early 2026.
Sukari
Exploration drilling at Sukari was all underground in 2025, with 40km drilled in total. The first half of 2025 focused on definition of the Mineral Resource in the southern extension of Horus Deeps, drilled from the H-480S drill platform and H-485 exploration drive. This work confirmed the model and supported the current mine plan, with mineralisation largely hosted within the main
Sukari granodiorite.
Work in the second half of 2025 transitioned to growth-focused programmes targeting the northern extension of Horus Deeps from several platforms in Ptah (levels 590 and 510) and Bast (level 590), in addition to targets identified in the upper Osiris South extension area. The northern extension drilling has been impacted by difficult ground conditions, with the programme continuing into 2026. Drilling to test depth extensions of Horus Central was initiated from level 540 in November 2025. Work is ongoing and an encouraging intercept was noted in the first drillhole from a hanging wall zone not previously tested.
No regional exploration drilling took place in 2025. However, field inspections, technical reviews and geological modelling work has led to the identification of several priority targets across the lease and on-mine. These conceptual targets will be further developed and tested to build the exploration pipeline.
Obuasi
All exploration drilling in 2025 took place underground, with four rigs completing a total of 51km across Sansu, Block 1, Block 8, and Block 10 areas.
Testing of orebody extensions from Block 8 towards Sansu at levels 29 and 34 has shown good down-dip continuity of the East
Lode System. Block 10 drilling from level 26 confirmed the Obuasi Fissure mineralisation, which displays a characteristic pinch-
and-swell geometry, as well as identifying a previously unmodelled hanging wall lode on most drill sections. Deeper drilling in
Block 10 from levels 42 and 43 confirmed the Obuasi Fissure mineralisation, albeit with some discontinuities noted.

Block 1 drilling from level 41 showed the Obuasi Fissure and footwall lodes to have notable swelling around level 43, with mineralisation remaining open to depth.
Iduapriem
Exploration drilling at Iduapriem totalled 21km in 2025 and was focused on the main Teberebie basin, with delineation drilling for new Mineral Resource and step-out drilling down-dip to support longer-term planning. At Block 7&8, definition drilling was completed within Cut 5 and 7. In blocks 4 and 5, the drilling will inform potential expansion of the respective pits, and the work in blocks 2 and 3 will support assessment of open pit potential across the southern Teberebie basin.
Reconnaissance RC drilling along the Mile 8 hydrothermal target confirmed the presence of an east-dipping mafic intrusive that hosts a mineralised zone. Regional mapping also supported targeting in the Nkyemia, Ajopa Northwest, and Effuanta area. At the
Effuanta prospect on the eastern Teberebie basin margin, a geochemical auger drilling campaign delineated a coherent gold anomaly over a 500m strike length.
Siguiri
During 2025, exploration at Siguiri totalled 105km of drilling, including a major increase in the amount of DD (39km) that improved geological control and model confidence across the priority deposits.
Exploration activities within Block 1 included Mineral Resource delineation and definition drilling at Kami-Kosise (P3 area) and
Sintroko West (P4 area). The P3 drilling supported notable increase and upgrade of the Mineral Resource. Continued testing of the P3 below-pit extensions confirmed gold mineralisation at depth, albeit in discrete shoots and with some disruption from west-
dipping faults. Reconnaissance drilling in Block 1 took place at the priority Bibi North and Silakoro North prospects, and down-
plunge at Seguelen, with encouraging results reported from all three targets.
In Block 2, reconnaissance drilling at Saraya North tested extensions of the planned pit to the west, with isolated mineralised intersections reported. At Foulata, drill testing of the Foulata North prospect returned disappointing results. Limited infill drilling was completed at the Kounkoun Project in Block 3, as recommended by the Feasibility study outcomes, and returned several significant intercepts.
Americas
Nevada Projects, United States
Exploration drilling took place at the Merlin deposit at a spacing deemed suitable for defining an Indicated Mineral Resource, along with technical drilling to inform the Arthur Gold Project studies. The programme used seven diamond core and two RC rigs, rising to four RC rigs by the end of 2025 to accommodate hydrogeologic drilling requirements. A total of 104km was drilled during
2025.
In addition to increasing the overall Mineral Resource confidence, the programme has aided development of a solid understanding of the geology, including stratigraphy, structure, alteration, and gold characterisation. Mineralisation remains open in several directions, with high potential for expanding the Mineral Resource beyond the current model limits
Colombia Projects
No exploration drilling took place at the projects in Colombia during 2025.
AGA Mineração, Brazil
At Cuiabá-Lamego, a total of 123km exploration drilling was completed in 2025, with 80km at Cuiabá and 43km at Lamego. The exploration programme at Cuiabá drilled the main orebodies, Fonte Grande Sul (FGS) and Serrotinho, from the exploration hanging wall drive at level 20 and from a footwall position at level 24. This drilling was further adapted to target the Viana secondary target that continues to return excellent results from this developing orebody, which is hosted in a sulphide-rich BIF layer in the hanging wall of FGS. Initial drill-testing of Viana higher in the mine has returned encouraging results at level 16.
Drilling of the Narrow Vein orebodies took place at Balancão and Canta Galo between levels 20 to 24, and at Galinheiro at level
20, with a high-grade gold zone identified in the Balancão orebody.
At Lamego, the drilling programme at Carruagem focused on the deepest portion of the orebody at the limits of the Mineral
Resource, with significant intersections reported from levels 12 and 13 that highlight the down-plunge potential. Delineation drilling of Carruagem SW at levels 2 and 7 returned positive results from these relatively shallow areas, with potential to increase operational flexibility for the mine. Drilling at the Queimada orebody also returned encouraging results from depth extensions at level 9.

Exploration drilling using modular rigs was initiated at the Descoberto prospect, immediately northeast of Cuiabá, in October
2025 to delineate depth extensions and further define the Mineral Resource, with work ongoing. A drone-based geophysical survey was also completed over Descoberto and the São José target area to the northeast of Lamego.
Serra Grande, Brazil
Exploration at Serra Grande completed 56km of drilling until the end of November 2025, the majority allocated to Mineral
Resource definition drilling and assessment of shallow-mine upside potential. The sale of Serra Grande to Aura Minerals Inc.
was successfully concluded on 1 December 2025.
Cerro Vanguardia, Argentina
In 2025, a total of 85km of exploration drilling was completed at Cerro Vanguardia and surrounding exploration tenements, including at the Michelle and Claudia projects. The first half of 2025 was focused on Mineral Resource definition drilling at priority targets, with good results from veins in the central mining area such as Cuncuna, Loma del Muerto, Luciana, Natalia, Osvaldo
Diez, Paula, and Serena.
In the second half of 2025, the mine lease work shifted to delineation of new Mineral Resource and reconnaissance drilling of shallow underexplored vein targets. At the Michelle project, northwest of the mine lease, initial mapping and sampling was followed by a 10km drill programme that tested several vein targets, with several good intersections reported by the end of 2025 from the Jackpot and Michelle veins. At the Claudia joint venture, south of the mine lease, limited drilling took place at the Aylén prospect.
An airborne EM survey was carried out over the mine lease and surrounding tenements, covering an area of 2,500km2.
Processing and inversion of the data has resulted in development of several targets, with drill testing initiated in the last quarter of 2025.
Australia
Sunrise Dam
Exploration drilling programmes completed a total of 160km during 2025, with an emphasis on accelerating surface exploration to support the operational strategy. A new surface exploration team has been created to support efforts to identify open pit supplemental feed to the underground mine operations over life-of-mine. Two to three rigs were used to drill open pit targets at
Pink Lady, Duck Pond, Golden Delicious South, and Red Delicious. Surface drilling was also undertaken in the Cleo area to support studies in assessment of potential for a major cutback.
Underground exploration was concentrated towards Astro and Frankie in the northern underground mine area, and the
Hammerhead and Vogue orebodies in the south. The Vogue programme included a significant proportion of drilling focused on ensuring operational levels are successfully ‘closed out’ to reduce sterilisation risk and identify potential near-term flexibility.
While drill access impacted several programmes, several areas delivered good results, notably from testing of extensions at
Astro, and at Frankie, where high-grade zones were defined in the Frankie 2A domain and new domains identified at Frankie
North.
Tropicana
Exploration at the Tropicana JV completed a total of 92km drilling in 2025. The Mineral Resource delineation and definition drill programmes were focused on underground orebodies at Boston Shaker and Tropicana. Results from Tropicana have been encouraging with higher grades and better continuity than previously modelled. Boston Shaker exploration included application of a directional core barrel to effectively target the orebody at depth. Underground targets were also tested at Havana, Havana
Offset, and Havana South.
Regional exploration field operations have been on hiatus for much of 2025. However, surface drilling took place early in 2025 at
North Corridor and Rosetta to the north of the mine, with several encouraging results returned. Detailed review work, including a regional geochemistry study and structural re-interpretation of the Tropicana belt, has been completed in order to refine prospective target corridors and plan exploration drill programmes.

4C.ORGANISATIONAL STRUCTURE
GROUP STRUCTURE
AngloGold Ashanti’s operations are divided into the following regions:
•Africa — managed operations in Egypt, Ghana, Guinea and Tanzania and a non-managed joint venture operation in the
DRC;
•Australia — managed operations in Australia; and
•Americas — managed operations in Argentina and Brazil, exploration and development projects in the United States and exploration projects in Colombia.
The above regions correspond to AngloGold Ashanti’s business segments.
Day-to-day management of AGA’s managed operations is entrusted to AngloGold Ashanti’s executive management team, chaired by the Chief Executive Officer. See “Item 6: Directors, Senior Management and Employees”.
Support is provided to the executive management team in managing AngloGold Ashanti’s corporate activities at both the central and local levels.
SUBSIDIARIES
AngloGold Ashanti plc has investments in principal subsidiaries and joint venture interests, see “Item 19: Exhibits—Exhibit 19.8
List of AngloGold Ashanti plc subsidiaries” for details.
In March 2023, AngloGold Ashanti and Gold Fields proposed a joint venture to combine their Iduapriem and Tarkwa gold mines in Ghana. In early May 2025, the companies decided to pause discussions around the proposed joint venture to allow them to focus on improving the current, standalone performance at their respective sites, while also allowing AngloGold Ashanti to consolidate the improvements to its long-term mining plan, which currently shows the highest value of its options.

4D.PROPERTY, PLANTS AND EQUIPMENT

Guinea
Siguiri (85%)
Democratic Republic of the Congo (DRC)
Kibali (45%) (d)
Egypt
Sukari (50%)
Ghana
Iduapriem
Obuasi
Colombia
La Colosa (c)
Quebradona
Brazil
AGA Mineração
Australia
Sunrise Dam
Tropicana (70%)
Butcher Well (70%)
Tanzania
Geita
United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects
Exploration

Locations of properties

Americas	Africa	Australia
Argentina Cerro Vanguardia (92.5%)	Guinea Siguiri (85%)	Australia Sunrise Dam Butcher Well (70%) Tropicana (70%)
Brazil AGA Mineração	Ghana Iduapriem Obuasi
Projects	Democratic Republic of the Congo (DRC) Kibali (45%) (d)
United States of America Arthur Gold Project (a) North Bullfrog Nevada Regional Deposits (b)	Tanzania Geita
Egypt Sukari (50%)
Colombia La Colosa (c) Quebradona
Notes:
(a) Previously the Expanded Silicon project and includes the Silicon and Merlin deposits.
(b) Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold Corp (“Augusta Gold”) in October 2025.
(c)Held for sale. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.
(d)Operated by Barrick Mining Corporation (“Barrick”).
The locations of AngloGold Ashanti’s properties are shown above. Percentages indicate the ownership interest held by
AngloGold Ashanti. All operations are 100% wholly-owned unless otherwise indicated.

Overview of mining properties and operations
The overview for each mining property is disclosed below and includes information on the following items:
•Location of the properties;
•For each material property, locality maps showing the location of such properties as well as infrastructure and licences;
•Type and amount of ownership interests;
•Identity of the operator or operators;
•Titles, mineral rights, leases or options and acreage involved;
•Stages of the properties (exploration, development or production);
•Key permit conditions;
•Mine types and mineralisation styles; and
•Processing plants and other available facilities.
Refer to “Item 5A: Operating Results—Key factors affecting results—Gold production levels” and “Item 5A: Operating Results—
Operating Results by Segments” for the aggregate annual production for each of the Company’s mining properties during each of the fiscal years ended 31 December 2025, 2024 and 2023. For more information about AngloGold Ashanti’s mines, including a summary of the Company’s titles, mining rights, leases and licences with acreage, refer to “Item 4B: Business Overview—The
Regulatory Environment Enabling AngloGold Ashanti to Mine”.
The mining property information stated herein was prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR
§229.1300) (“Regulation S-K 1300”), which contains the SEC’s mining property disclosure requirements for mining registrants.
AngloGold Ashanti has developed a process to determine which properties are material to its business or financial condition for purposes of the individual property disclosure requirements of Item 1304 of Regulation S-K (17 CFR § 229.1304). The key
considerations taken into account by AngloGold Ashanti in its materiality assessment include (i) certain quantitative factors such as contribution to the Mineral Resource and Mineral Reserve, actual and planned production and Net Present Value, as well as
(ii) certain qualitative factors, which are assessed in the context of the Company’s overall business and financial condition. The materiality assessment covers all of the Company’s mining properties (regardless of the stage of the mining property) and all of its mining and related activities from exploration through extraction, and is reviewed by the Company on an annual basis.
Based on the above considerations, AngloGold Ashanti has determined that, as of 31 December 2025, its material properties for purposes of Regulation S-K 1300 are the Arthur Gold Project, Geita, Kibali, Obuasi and Sukari. With respect to the Arthur Gold
Project, Geita, Kibali and Sukari, Technical Report Summaries (TRSs) (TRS current at 31 December 2025) have been prepared by the relevant Qualified Persons, and are filed as Exhibits 19.15.3, 19.15.5, 19.15.9 and 19.15.11, respectively, hereto. With respect to Obuasi, AngloGold Ashanti has determined that, as of 31 December 2025, (i) there have not been any material changes to the Mineral Resource or Mineral Reserve reported in the Technical Report Summary for this property (which was first filed as an exhibit to AngloGold Ashanti’s annual report on Form 20-F for the fiscal year ended 31 December 2023), and (ii) all material assumptions and information pertaining to the disclosure of the Mineral Resource and Mineral Reserve for Obuasi
remains current in all material respects, based on all facts and circumstances, both quantitative and qualitative. As a result, the previously filed Technical Report Summary for Obuasi (TRS current at 31 December 2023) is re-filed as Exhibit 19.15.7 hereto.
AngloGold Ashanti’s operating mines are all accessible by road, although for some, personnel access is better achieved by air.
AngloGold Ashanti’s exploration programmes are based on consistent standards and processes across its portfolio and are guided by peer review. Part of AngloGold Ashanti’s investment strategy is focused on exploration drilling and Mineral Reserve development to grow the Mineral Resource and by converting these, the Company allows for expansion of the Mineral Reserve.
The process involves identifying the best group of drill targets and prioritising those that have the highest potential for success to be advanced first. Greenfields exploration aims to discover large, high-value Mineral Resource, which will eventually lead to the development of new gold mines. Brownfields exploration focuses on delivering value through accretive additions to the Mineral
Reserve at existing mines as well as new discoveries in defined areas around operations.
This annual report on Form 20-F is not being submitted in support of the disclosure of exploration results and therefore no disclosure of drilling or sample results is provided. AngloGold Ashanti has elected not to provide drilling results for its operating mines as drilling at its brownfields operations is generally intended to provide incremental additions, or conversions to already reported Mineral Resource and therefore they are not seen as material. While drilling at the Company’s brownfields operations increases confidence in its Mineral Resource as well as adds life-of-mine (“LOM”) extensions, the incremental additions that occur on a yearly basis are not material to that operation or the Company as a whole. In cases where the drilling projects are supporting a non-sustaining addition, these projects are commented on. In the Company’s major greenfields projects, if any single drill result is considered material and may change the reported Mineral Resource significantly then it is reported. Refer to
“Item 4B: Business Overview—Exploration review”.

AFRICA
AngloGold Ashanti has six mining operations within the Africa region:
•Kibali Gold Mine in the Democratic Republic of the Congo (“DRC”), a joint venture (“JV”) between AngloGold Ashanti
(45%), Barrick Mining Corporation (“Barrick”) (45%), and Société Minière de Kilo-Moto S.A. (“SOKIMO”), a state-owned gold mining company (10%);
•Iduapriem Gold Mine (“Iduapriem”) and Obuasi Gold Mine (“Obuasi”) in Ghana;
•Siguiri Gold Mine (“Siguiri”) in Guinea, co-owned by AngloGold Ashanti (85%) and the government of Guinea (15%);
•Geita Gold Mine (“GGM” or “Geita”) in Tanzania; and
•Sukari Gold Mine (“Sukari”) in Egypt, co-owned by AngloGold Ashanti (50%) and the Egyptian Mineral Resources and
Mining Industries Authority (“MRMIA”) (formerly the Egyptian Mineral Resources Authority (“EMRA”)) (50%).
Mining in the Africa Region is from both open pit and underground, with Obuasi being an underground mine, Iduapriem and
Siguiri being open pit mines, and Kibali, Geita and Sukari being a combination of open pit and underground mines.
DRC
KIBALI
The Company has determined that, as of 31 December 2025, Kibali continues to be a material property for purposes of
Regulation S-K 1300. For additional information, refer to the Technical Report Summary for Kibali (TRS current at 31 December
2025) filed as Exhibit 19.15.9 hereto.
Property description
Kibali is a joint venture co-owned by AngloGold Ashanti (45%), Barrick (45%), and SOKIMO (10%). SOKIMO is wholly-owned by the DRC government. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach
(“CIL”), including gravity recovery as well as a float and ultra-fine grind circuit. Barrick operates the mine, which comprises both open pit and underground operations.
Kibali is currently a production stage property. Operations currently focus on open pit and underground mining. Kibali consists of multiple gold deposits including an underground mine at Karagba-Chauffeur-Durba (KCD), active open pits at Gorumbwa,
Pamao Main, Pamao South, Kalimva, Ikamva, Ndala and Rhino, and partially depleted open pits with planned pushbacks at
Aerodrome, Pakaka, Sessenge, Mengu Hill, Kombokolo, and KCD. Additionally, there are three planned open pits at Megi-
Marakeke-Sayi, Sessenge SW, and Oere.
Location
Kibali is located in the northeastern part of the DRC near the international borders with Uganda and South Sudan. The mine is located adjacent to the village of Doko, which is located to the west of the lease area and approximately 1,800km northeast of the capital city of Kinshasa, approximately 560km northeast of the capital of the Tshopo Province, Kisangani, 1,800km from the
Kenyan port of Mombasa, 1,950km from the Tanzanian port of Dar es Salaam, and 150km west of the Ugandan border town of
Arua. The operational area falls within the administrative territory of Watsa in Haut-Uélé province. The geographic coordinates of the processing plant at Kibali are latitude 3°6’50”N and longitude 29°35’38”E.
Mineralisation style
Gold deposits of the Kibali district are classified as Archaean orogenic gold deposits. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, banded iron formations (“BIFs”) and chert that were deformed, altered and transposed during several events. This occurred at or near greenschist metamorphic conditions. Ore-forming H2O-CO2-rich fluids migrated along a linked network of gently northeast-dipping shears and north-northeast plunging fold axes that are commonly referred to as the KZ
Trend. The auriferous KZ Trend is a complexly deformed fault system specifically developed along the boundary between the younger sedimentary basin in the west of the belt that juxtaposes the older rocks to the east. Mineralisation occurred during the later stages of subsequent regional deformation which resulted in inversion of the basin and the development of reverse faults and folds. Ongoing deformation during hydrothermal activity resulted in the development of lodes in a variety of related structural settings within the KZ Trend.
History
On 15 October 2009, AngloGold Ashanti acquired a 50% indirect interest in Moto Goldmines Limited (“Moto”) through a JV with
Randgold Resources Limited (“Randgold”), with Moto holding a 70% stake in Kibali and the DRC parastatal SOKIMO holding the remaining 30% stake. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90%, while SOKIMO retained a 10% holding. In 2014, Kibali Goldmines S.A. was formally incorporated to house the final shareholding structure (45% Randgold, 45% AngloGold Ashanti and 10% SOKIMO). On 2 January 2019, Randgold merged with Barrick, and its JV interest in Kibali is now held by the combined company, trading as Barrick Mining Corporation.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Democratic Republic of the Congo (DRC)—AngloGold Ashanti’s rights and permits”.
Mining method
The operation comprises both open pit and underground mining. Multiple open pits are mined using conventional drill-and-blast with truck-and-shovel loading. Waste is delivered to adjacent waste rock dumps and ore is hauled to stockpiles and then to the processing plant.  Mining of the main pits is carried out by DTP-Kibali Mining Services (DTP-KMS), a local subsidiary of DTP
Terrassement, as the main mining contractor and smaller pits are mined by local contractors. Five to seven open pits are mined in any single year.  A core of larger pits, Gorumbwa, KCD, and Agbarabo-Rhino, are located near the processing plant with satellite pits further to the north and east of these.
The underground operation has been producing for ten years and mines the KCD deposit.  It is owner-operated and produces
3.4Mt of ore per year.  The orebody is accessed through twin declines and a vertical shaft system.  Ore is mined using long hole open stoping in 35m high stopes with cemented paste fill.  Where orebody geometry is favourable, these can be taken in multiple lifts, and where it is not, transverse stopes or smaller stope shapes are mined. Stoping is sequenced to maintain geotechnical stability and to optimise production rates, with paste backfill allowing for maximum extraction of ore while ensuring stability and controlling dilution. Mining is supported by mechanised equipment fleets for both development and production.  Deeper ore is handled into eight ore passes, from which it is loaded by autonomous loaders into two crusher bins from where it is hoisted out.
Shallower ore is trucked out.
Most of the ore comes from five main mineralised zones, with a further five contributing smaller amounts.  Some zones require the stope geometry to be adapted into smaller stopes.
Processing plants and other available facilities
Infrastructure in the DRC is generally poor as a result of limited investment in maintenance, upgrades and extensions of the road networks established during colonial times. The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Access by air to Kibali involves a commercial flight to Entebbe in Uganda followed by a charter flight to Doko airport, situated on the mine property. The Doko airstrip was upgraded by Kibali and is equipped with runway lights and precision approach path indicator lights.
For the number of persons employed at the mine, refer to “Item 4B: Business Overview—AngloGold Ashanti Global Operations:
2025—Operating Performance—Africa Region”.
Kibali is a large-scale gold mining operation, with a number of sources of ore, that has been in operation since 2013. The physical condition of the equipment, facilities, and infrastructure at Kibali is in good working order, with the mine investing heavily in maintaining and upgrading its assets to ensure that they remain reliable and efficient. Surface infrastructure associated with the overall Kibali operation includes a processing plant, tailings storage facility (“TSF”), camp, airstrip, underground shaft, workshops and offices. There is no national grid power supply to the mine and Kibali is fully dependent on its own power generation. The current power supply comes from a combination of on-site high-speed diesel generator sets, three hydropower stations, a photovoltaic (PV) solar plant, and two Battery Energy Storage Systems (BESS). The primary source of raw water supply is rain and spring water catchments with top-up from a borehole system and a final backup from the Kibali River. Raw water is collected and stored in the raw water dam, which has a storage capacity of 9,500m3. The underground mine has also been extensively developed, with the construction of both shaft and portal and strategically placed development drives that access and further explore the gold-bearing ore.

The “Property, Plant, and Equipment” as of 31 December 2025, including lease assets, buildings and mine infrastructure, mining assets, mineral rights and dumps, decommissioning assets, capitalised exploration costs and deferred stripping, had a carrying value of $1,044 million (reported as attributable; 45% owned by AngloGold Ashanti).
Mineral processing
The Kibali gold processing plant comprises two largely independent circuits, each designed to accommodate distinct ore types based on mineralogical and metallurgical characteristics. The Oxide and Free-Milling Circuit is designed to process oxide, transition, and free-milling ore. It includes standard crushing, ball milling, gravity recovery via Knelson concentrators, and a conventional carbon-in-leach (“CIL”) circuit. The Sulphide Refractory Circuit is purpose-built for the treatment of sulphide refractory ore. The flowsheet consists of primary crushing, milling, flash and conventional flotation, ultrafine grinding, and cyanidation via a Pumpcell carbon-in-pulp (“CIP”) circuit. The flotation concentrate is subjected to a gravity flow pre-oxidation stage, followed by a leaching and CIP circuit. Kibali has a processing operation capable of at least 7.2Mtpa throughput. The ore is blended using both KCD underground ore plus ore sourced from satellite open pits.

Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for Kibali at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of $2,000/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Kibali (45%)	Measured	5.92	2.86	16.93	0.54
	Indicated	27.16	2.30	62.36	2.01
	Measured & Indicated	33.08	2.40	79.29	2.55
	Inferred	21.98	2.10	46.11	1.48
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral
Resource less the Mineral Reserve before dilution and other factors are applied.
2.Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
3.The Mineral Resource tonnages and grades are reported in situ and constrained to meet the requirement for reasonable prospects of economic extraction by volumes created through a mine shape optimiser process for underground or within an economically optimised pit shell for open pit and stockpiled material is reported as broken material.
4.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
5.Kibali is operated by Barrick. The Mineral Resource estimate was prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of Barrick’s Qualified Persons. The Qualified Person responsible for the Kibali Mineral Resource is Richard Peattie, FAusIMM, employed by Barrick.
Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” below for more information on the Qualified Persons.
6.Property currently in a production stage.
7.In 2025, a cut-off grade range from 0.59g/t to 0.82g/t (varying according to area and weathering domain) with an overall tonnage weighted average cut-off grade of 0.71g/t was applied to the open pits, a cut-off grade range from 0.45g/t to 0.49g/t (varying according to area and weathering domain) was applied to the stockpiles, and a cut-off grade of 0.91g/t was applied to the underground.
8.In 2025, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area and weathering domain) was applied to the open pits, stockpiles, and underground.
Year-on-year changes in Mineral Resource - Moz

at 31 December 2025	Kibali (45%)
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	0.58	2.42	3.00	0.93
Exploration and Methodology	(0.05)	(0.50)	(0.55)	0.48
Economic Assumptions	0.03	0.14	0.17	0.08
Other	(0.02)	(0.05)	(0.08)	—
Acquisition / Disposal	—	—	—	—
Current Year	0.54	2.01	2.55	1.48
Net Difference	(0.04)	(0.42)	(0.46)	0.56
% Difference	(7)	(17)	(15)	60
Note:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated. The Mineral Resource estimate was prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of Barrick’s Qualified Persons.
The decrease in Measured and Indicated Mineral Resource was primarily driven by the conversion of material to Mineral
Reserve at Rhino. This was partially offset by the Mineral Resource gold price increase from $1,900/oz to $2,000/oz, however the net result was a reduction in the Mineral Resource. The increase in Inferred Mineral Resource was mainly due to new exploration drilling, with a smaller contribution from the Mineral Resource gold price increase from $1,900/oz to $2,000/oz.
Estimation
Mineral Resource estimation is undertaken by Barrick in-house technical experts or by approved external consultants. The results of both diamond drilling (“DD”) and reverse circulation (“RC”) drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology, and these are then statistically verified to confirm their validity for use in grade estimation. Appropriate domaining of homogeneous zones is conducted whereby high-grade central core areas are modelled separately from the lower-grade surrounding halos. Volumes are filled with block model cells and interpolated for density, rock type and grade – the latter using ordinary kriging.
Grade top cuts and restricted searches are applied to drill hole data to prevent the spread of high-grades during the estimation process. Drill hole spacing is used to guide the Mineral Resource classification. The open pit Mineral Resource is quoted within a limiting shell. The underground Mineral Resource is constrained by the application of optimised mineable Mineral Resource shapes, which applies reasonable mineability constraints including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade.

Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Reserve for Kibali at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of  $1,500/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Kibali (45%)	Proven	13.45	3.13	42.16	1.36
	Probable	36.87	2.92	107.49	3.46
	Total	50.32	2.97	149.65	4.81
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
4.Kibali is operated by Barrick. The Mineral Reserve estimate was prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of Barrick’s Qualified Persons. The Qualified Person responsible for the Kibali Mineral Reserve is Derek Holm, FAusIMM, employed by Barrick.
Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” below for more information on the Qualified Persons.
5.Property currently in a production stage.
6.In 2025, a cut-off grade range from 0.76g/t to 0.99g/t (varying according to area and weathering domain) was applied to the open pits, a cut-off grade range from
0.45g/t to 0.49g/t (varying according to weathering domain) was applied to the stockpiles, and a cut-off grade of 2.06g/t was applied to the underground.
7.In 2025, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area and weathering domain) was applied to the open pits, stockpiles, and underground.
Year-on-year changes in Mineral Reserve - Moz

at 31 December 2025	Kibali (45%)
Category	Proven	Probable	Total
Previous Year	1.42	3.15	4.57
Depletion	(0.36)	—	(0.36)
Exploration and Methodology	0.24	0.26	0.50
Economic Assumptions	0.04	0.04	0.08
Other	0.02	—	0.02
Acquisition / Disposal	—	—	—
Current Year	1.36	3.46	4.81
Net Difference	(0.06)	0.31	0.24
% Difference	(4)	10	5
Note:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated. The Mineral Reserve estimate was prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of Barrick’s Qualified Persons.
The addition in Mineral Reserve was due to additional exploration drilling and an increase in gold price from $1,400/oz to $1,500/
oz, partially offset by depletion and cost.
Estimation
The open pit Mineral Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Mineral Reserve.
Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods.
Underground stope designs were updated from the previously reported Mineral Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Mineral Reserve.
Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali feasibility study and have been updated as the project has developed.
Map showing Kibali planned infrastructure and licences
Below is a map that shows Kibali infrastructure and licences, with the total mining lease area insert shown in the top right corner.
The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Insert: Total Mining Lease area
0 11 22 Km
Licences
Exploitation permit
Mine Infrastructure
Pits
Plant
ROM Pad
TSF
Waste Dumps
Underground access
Planned Infrastructure
Pits Planned
Waste Dumps Planned
Tailings planned
Settlements
Villages
Mine Village
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
to Doko
Matiko
Ikamva
Kalimva
Monya
Oere
Mafu
Surur
Mofu
Mengu Hill
Mengu village
Megi-Marakeke-Sayi
Gimbia
Pamao
Pakaka
Ndala
Pamao South
Duembe
Aerodrome
mine village
Agbarabo-Rhino
Durba
Kokiza
Kombokolo
Gorumbwa
KCD portal and shaft
KCD
Sessenge
Sessenge SW
N
0 1 2 3 Km
Plant centroid co-ordinates
3°6'50''N, 29°35'38''E

GHANA
AngloGold Ashanti has two mines in Ghana. Obuasi and Iduapriem are both wholly-owned and operated by AngloGold Ashanti.
Obuasi is an underground mine operating at depths of up to 1,500m with a continuous history of mining dating back to the 1890s.
Obuasi is located in the Ashanti region of southern Ghana, approximately 60km south of Kumasi and about 240km northwest of the capital, Accra.
Iduapriem is an open pit mine and is located in the Western region of Ghana, 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa.
OBUASI
The Company has determined that, as of 31 December 2025, Obuasi continues to be a material property for purposes of
Regulation S-K 1300. For additional information, refer to the Technical Report Summary for Obuasi (TRS current at 31 December
2023) filed as Exhibit 19.15.7 hereto.
Property description
Obuasi is wholly-owned by AngloGold Ashanti and is a production stage property. The mine is largely an underground operation with both underground and open pit Mineral Resource, and it has been in operation since 1897 (more than 120 years). It has been operated by AngloGold Ashanti since 2004.
Location
The mine is in the municipality of Obuasi, in the Ashanti region of Ghana, about 240km northwest of the capital, Accra, and 60km south of Kumasi. The geographic coordinates of the processing plant at Obuasi are latitude 6°10’11”N and longitude 1°41’16”W.
Mineralisation style
Geologically, Obuasi is in the Ashanti belt on the eastern margin of the Pre-Cambrian West African craton. This craton consists of
Lower Proterozoic volcanic and flysch sediments which make up the Birimian system, overlain in part by the molasse sediments of the Middle Proterozoic Tarkwaian. The Ashanti belt is the most prominent of the five Birimian Supergroup gold belts found in
Ghana.
Gold mineralisation is associated with shear zones and pervasive silica, carbonate and sulphide hydrothermal alteration which occur in tightly folded Lower Birimian schists, phyllites, meta-greywackes, and tuffs, along the eastern limb of the Kumasi anticlinorium. They are found near the contact with harder metamorphosed and metasomatically altered intermediate to basic upper Birimian volcanics. There are two broad styles of gold mineralisation including free milling quartz vein gold and sulphide-
rich, disseminated and refractory gold which form alteration haloes around the quartz vein lodes. Sulphide mineralisation is dominated by arsenopyrite and quartz mineralisation, which is associated with spatially variable, but exceptionally high-grade visible gold in quartz veins.
History
Obuasi has a long mining history dating back to 1897. It has been owned and operated by various operators during this time.
The current operator became involved in 2004 following the merger of former AngloGold Limited of South Africa and the Ashanti
Goldfields Company Limited of Ghana. However, for several years leading up to 2014, the mine began to struggle due to ailing infrastructure and outdated methodologies. The Company realised that significant rationalisation and/or replacement of current infrastructure would be necessary to enable the delivery of better utilisation and productivity metrics.
In 2014, a feasibility study commenced that considered the optimum mining methodology and schedules for the underground mine, based on modern mechanised mining methods and refurbishment of underground, surface and process plant infrastructure. During this time, Obuasi operated in a limited operating phase with underground activities essentially restricted to the continued development of the Obuasi deeps decline and underground infill drilling. The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi’s concession in February 2016, at which point the mine was placed under care and maintenance. However, the study continued and in 2017, a favourable feasibility study was completed and indicated a strong technical and economic case with an anticipated 20-year LOM. In 2018, approval was received from the AngloGold
Ashanti board and the government of Ghana to proceed with the project.
The redevelopment project began in late 2018 and first gold was poured during the fourth quarter of 2019. Phase 1 of the redevelopment project was completed by the end of September 2020, and the mine began commercial production on 1 October
2020. Phase 2 of the redevelopment project, which focused on construction and mine development, was completed in 2021.
Phase 3 of the redevelopment project focused on the development of the infrastructure necessary to support the planned ramp-
up in production and was completed in December 2024. With the completion of final Phase 3, the mine transitioned into full operations with effect from 1 January 2025.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Ghana—AngloGold Ashanti’s rights and permits”.

Mining method
Obuasi is an underground operation, utilising both vertical shafts and declines as main access routes to the underground workings. The mine has seen extensive historical mining activities with varying applications of different mining methods to date.
The current LOM design employs mostly the long hole open stoping (“LHOS”) mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebodies of varying thicknesses and dips. The main distinct variations of the LHOS used at Obuasi are longitudinal retreat stoping (“LRS”), and transverse open stoping (“TOS”). The blind upper stoping is a form of LRS or TOS used for partial sill pillar recovery. Obuasi has successfully trialled the underhand drift and fill (“UHDF”) mining method, intended to be applied in areas of poor ground conditions, typically associated with high-grade areas. As such, UHDF is now being employed as an additional mining method to the LHOS. UHDF is a selective mining method suitable for following the local variations of an orebody, and comes in two variants: the traditional UHDF and the modified UHDF.
The traditional UHDF mines the orebody in 5m development stacked slices, whilst the modified UHDF mines stopes longitudinally, with reduced stope heights of between 10-15m. UHDF is considered to provide greater control on excavation stability, with reduced dilution and increased mining recovery outcomes. The method has been incorporated into the LOM design for localised areas in Blocks 8 ,10 and 11, given the anticipated complex and challenging grounds at depth.
Processing plants and other available facilities
All significant surface activities, including ore processing, environmental management and community engagement are carried out by Obuasi staff. Existing infrastructure includes a 2.2Mtpa processing plant with flotation and bacterial oxidation (“BIOX”), extensive underground development, hoisting shafts and associated infrastructure, mine ventilation and refrigeration facilities, emergency standby power and water reticulation, office complexes, workshops, and company housing estates. Power is supplied to the mine by the Volta River Authority and Ghana Grid Company Limited (“GRIDCo”). The physical condition of the equipment, facilities, and infrastructure at Obuasi is generally considered to be in good working order. The mine is authorised by the Ghanaian Water Resources Commission to extract water from the Jimi Dam, which is treated for domestic use. Additionally, underground water is extracted for operational purposes. There is a focused mine development plan supported by the existing infrastructure, and ongoing upgrades of critical underground infrastructure to sustain the operations. The mine can be accessed by paved road network from Kumasi and by road or chartered air transport from the capital, Accra.
For the number of persons employed at the mine, refer to “Item 4B: Business Overview—AngloGold Ashanti Global Operations:
2025—Operating Performance—Africa Region”.
The “Property, Plant, and Equipment” as of 31 December 2025, including buildings and mine infrastructure, mining assets, decommissioning assets and assets under construction, had a carrying value of $1,405 million.
Mineral processing
The plant is configured for both flash and conventional flotation, followed by a regrind mill, BIOX and leach circuit, designed for refractory sulphide ore. A gravity gold recovery system is also integrated with Knelson concentrators and inline leach reactors.
Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for Obuasi at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of $2,000/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Obuasi	Measured	6.12	7.21	44.13	1.42
	Indicated	43.72	5.33	233.05	7.49
	Measured & Indicated	49.84	5.56	277.17	8.91
	Inferred	43.93	7.81	342.95	11.03
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral
Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ and constrained to meet the requirement for reasonable prospects of economic extraction by volumes created through a mine shape optimiser process for underground and stockpiled material is reported as broken material.
4.Property currently in a production stage.
5.Eric Kofi Owusu Acheampong, MAusIMM (CP), employed by AngloGold Ashanti, is the Qualified Person responsible for the Obuasi Mineral Resource. Refer to “—Qualified Persons—Qualified Persons in respect of the material properties” below for more information on the Qualified Persons. AngloGold Ashanti has determined that there is no material change to the Mineral Resource reported in the 2023 Technical Report Summary for Obuasi (TRS current at 31
December 2023) filed as Exhibit 19.15.7 hereto if the updated gold price of $2,000/oz is used (instead of $1,750/oz, the gold price used to estimate the
Mineral Resource in 2023).
6.In 2025, a cut-off grade of 0.94g/t was applied to the open pit, and a cut-off grade range from 3.22g/t to 3.96g/t (varying according to area) was applied to the underground.
7.In 2025, a metallurgical recovery factor of 88.0% was applied to the open pit and underground.

Year-on-year changes in Mineral Resource - Moz

at 31 December 2025	Obuasi
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	1.21	7.63	8.84	11.51
Exploration and Methodology	—	(0.13)	(0.13)	(0.31)
Economic Assumptions	(0.05)	0.06	—	(0.20)
Other	0.26	(0.07)	0.20	0.02
Acquisition / Disposal	—	—	—	—
Current Year	1.42	7.49	8.91	11.03
Net Difference	0.21	(0.14)	0.07	(0.49)
% Difference	17	(2)	1	(4)
Note:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated.
The net decrease in Mineral Resource is attributed to geological model revisions incorporating exploration and Mineral Resource definition drilling, modelling changes and higher costs. The decrease was partially offset by an increase in the gold price assumption from $1,900/oz to $2,000/oz, and reduced minimum safety pillar requirements supported by sequential lode extraction with paste backfill and cost optimisation initiatives through block redesign.
Estimation
The estimation technique used is ordinary kriging using estimation panels which are optimised for the scale of the underground mining units. This is considered appropriate given the style of mineralisation and mining methods.  Compositing by length is employed and the influence of extreme grades is restricted by grade capping. Sample spacing is highly variable across the deposit and ranges from 10m x 10m (for grade control areas) up to 200m x 200m (for exploration targets). However, for the
Mineral Resource, the maximum extrapolation from data points is 100m. Any areas beyond this are not classified and are considered to be upside potential rather than Mineral Resource.
Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the gold
Mineral Reserve for Obuasi at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of $1,700/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Obuasi	Proven	4.23	10.58	44.78	1.44
	Probable	17.06	10.25	174.80	5.62
	Total	21.30	10.31	219.58	7.06
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a production stage.
4.Douglas Atanga, SME RM, employed by AngloGold Ashanti, is the Qualified Person responsible for the Obuasi Mineral Reserve. Refer to “—Qualified Persons—
Qualified Persons in respect of the material properties” below for more information on the Qualified Persons. AngloGold Ashanti has determined that there is no material change to the Mineral Reserve reported in the 2023 Technical Report Summary for Obuasi (TRS current at 31 December 2023) filed as Exhibit 19.15.7 hereto if the updated gold price of $1,700/oz is used (instead of $1,400/oz, the gold price used to estimate the Mineral Reserve in 2023).
5.In 2025, a cut-off grade range from 4.91g/t to 6.31g/t was applied to the underground (varying according to area).
6.In 2025, a metallurgical recovery factor of 88.0% was applied to the underground.
Year-on-year changes in Mineral Reserve - Moz

at 31 December 2025	Obuasi
Category	Proven	Probable	Total
Previous Year	1.24	5.51	6.75
Depletion	(0.26)	—	(0.26)
Exploration and Methodology	0.21	(0.18)	0.02
Economic Assumptions	0.22	0.41	0.63
Other	0.04	(0.12)	(0.08)
Acquisition / Disposal	—	—	—
Current Year	1.44	5.62	7.06

at 31 December 2025	Obuasi
Category	Proven	Probable	Total
Net Difference	0.20	0.11	0.31
% Difference	17	2	5
Note:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated.
The addition in the Mineral Reserve was due to an increase in gold price and improvements from geological re-interpretation and validation, partially offset by depletion and cost.
Estimation
The Mineral Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width for the anticipated mining method. All design and scheduling work is undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using Datamine Studio UG, Deswik CAD and Deswik Scheduler software.
The cut-off grade parameters used include projected mining, processing, and general and administrative costs. A Mineral
Reserve gold price of $1,700/oz was used. The cut-off grade also considers the metallurgical recovery factor (88% applied for all blocks), mining dilution and recovery, tonne-kilometre haulage cost from all blocks, as well as the backfill type.
Stopes are designed using the Datamine Mineable Shape Optimiser (“MSO”) Software where the outputs are further optimised by manual edits. The stope shapes are generated at section intervals of 15m to 20m based on geotechnical guidance for each block. The MSO allows the class field to be assigned to each stope generated. The mine design is reviewed taking into consideration the updated stope shapes, existing development and future infrastructure need. A LOM plan is generated which considers fleet and infrastructure capacities. All mining blocks are designed for the LHOS mining method, with the exception of localised areas in Blocks 8 and 10, as well as Block 11 which have been designed for the UHDF method. The Mineral Reserve is reported from the LOM plan and only includes Measured and Indicated Mineral Resource.

Map showing Obuasi planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining licence area for Obuasi. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Licences
Mining
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Waste Dumps
Raw Water Dam
Process Water Dam
Underground Access
Consolidated Operations Footprint
Roads
Main
Secondary
Airfield
Villages
N
to Kumasi
Amamon
Anyankyerem
Dadwen
Kyekyewere
Komfokrom
New Dokyiwa
Binsere
Ntonsua
Nyamso
Gausu
ETS
Wawase
Tutuka
TSAD
Adansi
Survey Hill
Biney Estates
Boete
Bidiem
CVS
Cote D'or
Coral Snake
Nhyiaso
Dankwa
Anyinam
Apitikokoo
KMS
KMVS
Justice
Old Chief
ODD
GCS
CAT 300
KRS
Anwona
Blackies
Odumase
SNVS
Sansu
Sansu
Sansu
Gyabunsu-Sibi
Plant centroid co-ordinates
6°10'11''N, 1°41'16''W
0
1.5
3
4.5 Km
to Atekyem

IDUAPRIEM
Property description
Iduapriem mine is wholly-owned and operated by AngloGold Ashanti and a production stage property. The mine is a multiple open pit operation that currently sources ore from the Block 5, Ajopa, and Blocks 7 and 8 pits.
Location
The mine is located in the Western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. The Iduapriem mine is bordered to the north by Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s).
Mineralisation style
There are four recognised conglomerate reefs namely A, B, C and D (in stratigraphic sequence, from bottom upwards). The B and C reefs are oligomictic and consist of well-sorted conglomerates. They have been mined in some areas since more than a century ago. The A and D reefs have a lower gold tenor and are polymictic, containing both well-rounded and angular fragments.
Gold is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit. The gold is fine-grained, particulate and free-milling.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Ghana—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
Surface infrastructure associated with Iduapriem’s operation includes a three-stage crushing circuit, overland conveyor, CIL processing plant next to the main office building, a TSF and four camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Power is supplied to the mine by the Volta River Authority and GRIDCo. An on-site
336kVA solar power plant serves the mine residences.
Mineral processing
The current processing plant treats free-milling material from open pit mining. Iduapriem operates a three-stage crushing circuit followed by two parallel SAG-Ball circuits (with gravity gold recovery). The mills then feed a conventional CIL recovery circuit.
GUINEA
SIGUIRI
Property description
Siguiri is AngloGold Ashanti’s only operation in the Republic of Guinea. The mine is co-owned by AngloGold Ashanti (85%) and the government of Guinea (15%). The mine is a conventional open pit operation situated in the Siguiri district in the northeast of
Guinea.
Siguiri is a production stage property, operated by AngloGold Ashanti. Gold-bearing ore is mined from several pits (generally three pits at any one time). Mining occurs primarily at Kami, Kosise, Sokuni and Tubani pits in Block 1, as well as Saraya pit in
Block 2.
Location
Siguiri is located in the Kankan region of Guinea, approximately 850km north-northeast of Conakry, 25km northwest of the town of Siguiri and 220km southeast of the Malian capital Bamako, near the Malian border.
Mineralisation style
Siguiri is situated in the northern part of the Siguiri Basin of Guinea, and is underlain by Lower Proterozoic rocks of the Birimian metasedimentary and volcano-sedimentary formations. Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region, although most of the known mineralisation is found in the central and more competent Fatoya Formation. In some deposits, the mineralisation shows strong lithological control and is preferentially developed in coarser-grained units with higher fracture or vein densities than fine-grained rocks. Mineralised veins are more intensely developed along major structural trends, with quartz-carbonate-sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend instead of clearly defined continuous structures.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Guinea—AngloGold Ashanti’s rights and permits”.

Processing plants and other available facilities
Siguiri includes a processing plant, a TSF, and other infrastructure such as a mine village, a water supply system, roads, power supply by on-site generators and communications systems. Additional infrastructure includes on-site offices, accommodation and workshops to support remote mining. Power to the mine is self-generated using heavy fuel oil.
The town of Siguiri can be accessed via a small airfield and a well-paved road that connects Siguiri to Bamako in the north and
Kouroussa in the south. Access to the mine via roads and to Siguiri is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season. While Siguiri encounters encroachment of villages onto, and artisanal and small-scale mining invasion in, its mining areas as well as increasing community demands and expectations, mitigation plans are in place to significantly reduce the impact of these issues.
Mineral processing
The mined ore is processed using an upgraded CIL plant that can treat up to 50% fresh rock and 50% soft ore, resulting in a total throughput of 11.8Mtpa. Unit operations include comminution, gravity gold recovery, CIL leaching and tailings disposal.
Certain ore types have displayed metallurgical recovery challenges. A recovery project study has resulted in critical upgrade to the gravity gold recovery circuit, improvements in milling product size, and increased dissolved oxygen levels in the leach tanks.
Additional work is ongoing to unlock the full potential  of the challenging ore blends.
The current TSF is being prepared for operational closure, while the design and permitting of a new TSF is underway.
TANZANIA
GEITA
The Company has determined that, as of 31 December 2025, Geita continues to be a material property for purposes of
Regulation S-K 1300. For additional information, refer to the Technical Report Summary for Geita (TRS current at 31 December
2025) filed as Exhibit 19.15.5 hereto.
Property description
Geita (“GGM”), one of AngloGold Ashanti’s flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields in the Geita region, about 120km west of Mwanza and 4km west of the town of Geita. The Geita gold deposits are mined as a multiple open pit and underground operation, with ore production from Star and Comet, Nyankanga and Geita Hill underground mines, and from Nyamulilima open pit. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.4Mt.
GGM is wholly-owned and operated by AngloGold Ashanti. The property is currently in a production stage.
Location
GGM is located in the Geita region of Tanzania, approximately 1,200km from the main Tanzanian business centre of Dar es
Salaam. It falls within the Lake Zone of northwestern Tanzania, approximately 120km west of Mwanza and 4km west of the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the Lake Victoria goldfields. The geographic coordinates of the processing plant at Geita are latitude 2°51’53”N and longitude 32°11’12”W.
Mineralisation style
Geita is hosted in the Geita Greenstone Belt, which is a northern segment of the Sukumaland Greenstone Belt, located in the north-western part of the Tanzania Craton and south of Lake Victoria. Gold mineralisation occurred late in the tectonic history of the greenstone belt, synchronous with the development of brittle-ductile shear zones. Mineralisation is dominantly sulphide replacement of magnetite-rich layers in ironstone, with local replacement of ferromagnesian phases and magnetite in the diorite intrusions. Primary gold mineralisation is associated with the intersection of the brittle-ductile shear zones and pre-existing fold hinges, with higher grade concentrations associated with banded iron formation lithologies and with diorite dyke and sill contacts.
History
Gold mineralisation is reported to be first discovered in the Geita district in 1898 by a German prospector. A regional survey by a
Kenyan company, Saragura Prospecting Syndicate, followed in 1930. The first mine was developed in 1934, and between 1936 and 1966, Geita was the largest gold mine in East Africa, producing 1Moz of gold from underground operations.
In 1996, Ashanti Goldfields Company Limited acquired the Geita tenure through the acquisition of Cluff Resources, and acquired the Kukuluma and Matandani in 1998 from Samax Resources Limited. In December 2000, Ashanti Goldfields Company Limited
reached an agreement to sell a 50% interest in Geita to AngloGold Limited for $324 million. AngloGold Limited added its neighbouring Nyamulilima Hill deposits into the JV company. In 2004, the merger of AngloGold Limited and Ashanti Goldfields
Company Limited resulted in the operation being wholly run by the combined company AngloGold Ashanti.
GGM commenced open pit mining in 1999, with open pit mining at Nyankanga between 1999 and 2020, at Geita Hill between
2001 and 2018, at Kukuluma and Matandani between 2002 and 2007, and at Star and Comet between 2007 and 2014. In
September 2020, the Nyankanga open pit was mined to completion. In April 2021, the Nyamulilima open pit commenced operations following intensive surface exploration programs that began in 2019.

From 2016, underground mining operations restarted, initially from Star and Comet with access via the Star and Comet open pit.
Underground mining began at Nyankanga in 2017 with access via the Nyankanga open pit, and at Geita Hill in 2020 with access via the Geita Hill West open pit.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Tanzania—AngloGold Ashanti’s rights and permits”.
Mining method
Mining at Geita uses both open pit and underground mining methods. The Nyamulilima open pit commenced production in April
2021 and reached full production during 2022. Open pit mining is by conventional truck and shovel methods, where production mining equipment is operated by GGM with Capital Mining Services Tanzania Limited providing production and grade control drilling services, and Orica providing blasting and explosives services. Underground mining commenced at Star and Comet in
2016 and subsequently at Nyankanga in 2017, and most recently Geita Hill in 2020. Star and Comet underground has successfully transitioned to owner mining and the mining contractor African Underground Mining Services is used at Nyankanga and Geita Hill for underground development and stoping. The underground mining method is a combination of LHOS and TOS.
Cemented aggregate fill is used at Nyankanga to backfill the primary stopes and allows for the mining of secondary stopes. Ore is hauled from the Nyamulilima open pit (22km) and from Star and Comet (17km), Nyankanga (4km) and Geita Hill (2km)
underground operations to the central run-of-mine (“ROM”) pad by the Geita surface mining fleet.
Processing plants and other available facilities
Surface infrastructure associated with the overall Geita operation includes a 5.4Mtpa CIL processing plant, a TSF, a camp, an airstrip, service bays, fuel depots, open pit and underground workshops and offices, contractor yards, backfill plants and explosives suppliers. In September 2024, Geita connected to the national electricity grid, where power to the mine is supplied by
Tanzania Electric Supply Company Limited (“Tanesco”), with a 40MW power plant using diesel generators onsite providing backup power supply. The mine is permitted to extract water by pumping approximately 25,000m3 of raw water from Lake
Victoria per day. In addition, there is sustainable use of raw water through recycling of the process water. The physical condition of the equipment, facilities, and infrastructure at GGM is generally considered to be in good working order. The mine has invested heavily in maintaining and upgrading its assets to ensure they remain reliable and efficient. The underground development of the mine has also been extensively developed, with the construction of a number of portals, declines and strategically placed development drives that access and further explore the gold-bearing ore. Overall, the GGM is a well-
established operation implementing fit-for-purpose technologies once proven in the market.
For the number of persons employed at the mine, refer to “Item 4B: Business Overview—AngloGold Ashanti Global Operations:
2025—Operating Performance—Africa Region”.
The “Property, Plant, and Equipment” as of 31 December 2025, including lease assets, buildings and mine infrastructure, mining assets, capitalised exploration costs, decommissioning assets, assets under construction and deferred stripping, had a carrying value of $612 million.
Mineral processing
The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a SAG mill, a ball mill and 12 leach tanks.
Geita’s ore processing method is a conventional CIL process with a throughput capacity of 5.4Mtpa. This is coupled with a gravity circuit using two Knelson concentrators. In planning the plant feed blend material, hardness grade, oxide and sulphide content are considered in order to optimise throughput and recovery.

Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for Geita at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of $2,000/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Geita	Measured	9.90	2.47	24.51	0.79
	Indicated	70.15	1.77	124.31	4.00
	Measured & Indicated	80.05	1.86	148.82	4.78
	Inferred	53.22	2.01	107.09	3.44
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral
Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ and constrained to meet the requirement for reasonable prospects of economic extraction by volumes created through a mine shape optimiser process for underground or within an economically optimised pit shell for open pit and stockpiled material is reported as broken material.
4.Property currently in a production stage.
5.Janeth Luponelo, SME RM, employed by AngloGold Ashanti, is the Qualified Person responsible for the Geita Mineral Resource. Refer to “—Qualified Persons—
Qualified Persons in respect of the material properties” below for more information on the Qualified Persons.
6.In 2025, a cut-off grade range from 0.50g/t to 1.20g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.52g/t
(varying according to area) was applied to the underground.
7.In 2025, a metallurgical recovery factor range from 43.50% to 97.00% (varying according to material type) was applied to the open pit, a metallurgical recovery factor of 92.80% was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.
Year-on-year changes in Mineral Resource - Moz

at 31 December 2025	Geita
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	0.85	2.95	3.81	3.47
Exploration and Methodology	0.03	0.76	0.79	(0.06)
Economic Assumptions	(0.10)	0.23	0.13	(0.02)
Other	—	0.05	0.05	0.06
Acquisition / Disposal	—	—	—	—
Current Year	0.79	4.00	4.78	3.44
Net Difference	(0.07)	1.04	0.98	(0.02)
% Difference	(8)	35	26	(1)
Note:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated.
The increase in the Measured and Indicated Mineral Resource is primarily attributed to additional exploration drilling and modelling changes and an increase in the gold price, partially offset by costs.  The slight decrease in the Inferred Mineral
Resource is mainly due to modelling changes and higher costs, partially offset by exploration drilling, a higher gold price and revised geotechnical parameters.
Estimation
For the open pits, mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then geological wireframes are interpreted to create a 3D geological model. The geological model is subsequently used in conjunction with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into block models, and uniform conditioning (“UC”) and localised uniform conditioning (“LUC”) methods are used to generate a recoverable Mineral Resource block model, which estimates the proportion of ore that occurs above the
Mineral Resource cut-off grade assuming a specified selective mining unit (“SMU”). For the Nyamulilima open pit, the orebody is defined using indicator kriging, which will define a volume of interest. This is reviewed annually.
For the underground Mineral Resource, the geological model is generated in the same way as for the open pits. However, a high-grade wireframe is delineated within the broader, lower-grade mineralised envelope. In this instance, all geological controls are adhered to when determining this domain. Ordinary kriging models are then constructed within the low- and high-grade domains, and numerous validation exercises are completed to ensure robust estimates are achieved. The underground Mineral
Resource is reported inside a MSO volume generated using a unique underground cut-off grade for each deposit.

The ultimate open pit designs are used as the limiting boundaries between the open pits and underground during model compilation. The underground stopes and development are evaluated using the ordinary kriging block models and the open pit designs are evaluated using the LUC block models.
Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.
Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Reserve for Geita at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of $1,700/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Geita	Proven	21.20	1.06	22.44	0.72
	Probable	54.49	1.88	102.65	3.30
	Total	75.69	1.65	125.09	4.02
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a production stage.
4.Duan Campbell, Pr. Eng,  employed by AngloGold Ashanti, is the Qualified Person responsible for the Geita Mineral Reserve. Refer to “—Qualified Persons—
Qualified Persons in respect of the material properties” below for more information on the Qualified Persons.
5.In 2025, a cut-off grade range from 0.85g/t to 0.95g/t (varying according to area) was applied to the open pit, a cut-off grade range from 0.70g/t to 0.88g/t (varying according to material type) was applied to the stockpiles, and a cut-off grade range from 2.40g/t to 3.36g/t (varying according to area) was applied to the underground.
6.In 2025, a metallurgical recovery factor range from 92.80% to 97.00% (varying according to material type) was applied to the open pit, a metallurgical recovery factor of 92.80% was applied to the stockpiles, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground.
Year-on-year changes in Mineral Reserve - Moz

at 31 December 2025	Geita
Category	Proven	Probable	Total
Previous Year	0.51	2.74	3.25
Depletion	0.19	(0.75)	(0.57)
Exploration and Methodology	—	0.61	0.61
Economic Assumptions	0.11	0.52	0.62
Other	(0.08)	0.18	0.10
Acquisition / Disposal	—	—	—
Current Year	0.72	3.30	4.02
Net Difference	0.21	0.56	0.78
% Difference	42	20	24
Note:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated.
The addition in Mineral Reserve was mainly due to ongoing exploration drilling success and an increase in gold price, partially offset by depletion and cost.
Estimation
The Mineral Resource models are used as the basis for Mineral Reserve estimation. Input parameters for estimating the Mineral
Reserve include gold price, mining dilution and recovery, geotechnical information, sustaining capital expenditure, operating costs, metallurgical recovery, processing capacity and mining equipment capacities.
Appropriate Mineral Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to specifications.
Underground designs are completed and evaluated. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations are completed for production and treatment schedules to check the cash flow analysis from the estimated Mineral Reserve.
The Mineral Reserve for Geita’s operating and prospective pits, as well as underground mine areas is estimated using updated economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters.
Environmental, sociopolitical, legal and regulatory factors are also considered.

Map showing Geita planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining licence area for Geita. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
TSF
Waste Dumps
Raw Water Dam
Underground Access
Active
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
N
Matandani
Kukuluma
Chipaka
Mchauru
Nyakabale
Manga
Mugusu
Geita Hill East
Geita Hill West
Geita
Selous
Nyamulilima
Star & Comet
Ridge 8
Nyankanga
Kalondwa Hill
Samina
Mpomvu
Plant centroid co-ordinates
2°51'53"N, 32°11'12"W
0
1.25
2.5
5
Km

EGYPT
SUKARI
The Company has determined that, as of 31 December 2025, Sukari is a material property for purposes of Regulation S-K 1300.
For additional information, refer to the Technical Report Summary for Sukari (TRS current at 31 December 2025) filed as Exhibit
19.15.11 hereto.
Property description
Sukari is jointly owned by Pharaoh Gold Mines NL (“PGM”) (a wholly-owned subsidiary of AngloGold Ashanti) and MRMIA
(formerly EMRA) through their respective 50% equity stake in Sukari Gold Mines Company (“SGM”), the joint operating company of the Sukari gold mine. It is a production stage property. The mine is an underground and open pit operation, and it has been in operation since 2009.
Location
Sukari is located in the Red Sea Governorate in the Eastern Desert of Egypt, approximately 750km southeast of Cairo and 25km via road, southwest of Marsa Alam on the Red Sea coast. The geographic coordinates of the processing plant at Sukari are latitude 24°57’34”N and longitude 34°42’42”E.
Mineralisation style
Geologically, Sukari is located within the Neoproterozoic Arabian-Nubian Shield, formed during the Pan-African Orogeny around
650 to 900 million years ago. The shield consists of mid-to-upper-greenschist facies metamorphic rocks, with predominantly calc-
alkaline igneous and sedimentary sequences. The Sukari deposit is classified as an orogenic gold deposit, hosted primarily within a granodiorite porphyry extensively deformed by shear zones and vein systems. The granodiorite body, striking north-
northeast and dipping steeply east, spans 2.3km in length and varies from 100m to 600m in thickness.
Gold mineralisation is closely associated with sulphides, primarily pyrite and arsenopyrite, and is spatially correlated with sericite and silica alteration. Mineralisation occurs in structurally controlled zones influenced by reactivated fault systems. High-grade zones, often characterised by visible gold in quartz veins, are key targets for mining operations. Alteration systems, dominated by sericitisation and silicification, are particularly prominent around mineralised veins and shear zones.
The deposit’s geological model has been refined through detailed relogging, integrating lithological, structural, and alteration data. This robust 3D framework enhances Mineral Resource estimation and supports exploration to extend the mine’s life and expand Mineral Resource.
History
Sukari has a rich mining history, with evidence of gold extraction during the Pharaonic and Roman eras. Modern mining at Sukari began in the early 20th century, with small-scale operations established between 1912 and 1914. More significant underground mining activities took place from 1937 to 1951 before ceasing in 1958 due to political factors.
Systematic modern exploration resumed in the 1970s, supported by the Egyptian government and the USSR, confirming gold mineralisation at depth. PGM and MRMIA (formerly EMRA) established SGM in 2005 as a joint operating company to oversee the Sukari project’s development. On 22 November 2024, AngloGold Ashanti completed its acquisition of Centamin plc thereby bringing Sukari into AngloGold Ashanti’s portfolio.
Open pit mining at Sukari began in 2009, with underground operations commencing in 2011. The mine has steadily expanded, incorporating modern mechanised mining methods and infrastructure upgrades, including a state-of-the-art processing plant.
The mine continues to focus on Mineral Resource expansion and operational optimisation, supported by ongoing exploration and development projects.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Africa Region—
Egypt—AngloGold Ashanti’s rights and permits”.
Mining method
Sukari comprises both open pit and underground mining operations, each employing specialised mining methods tailored to the orebody characteristics and operational requirements.
Sukari’s open pit operation utilises conventional truck-and-shovel mining methods. Ore and waste material are drilled and blasted before being loaded by hydraulic excavators and transported using CAT 785 haul trucks. Ore is either direct-tipped into the crusher or stockpiled on the ROM pad for blending and feeding into the processing plant. Working benches are typically 10m in height, with final benches ranging from 10m to 20m depending on geotechnical considerations. Waste material is hauled to dedicated waste rock dumps around the pit perimeter. This highly mechanised approach enables efficient extraction of Sukari’s large, bulk-tonnage, low-grade orebody.
Sukari’s underground operations employ modern mechanised mining techniques, primarily LHOS - a method which is well-suited to Sukari’s steeply dipping, high-grade zones. Two variations of LHOS are used:
•Longitudinal LHOS: Applied in narrower ore zones, where mining follows the length of the orebody.
•Transverse LHOS: Applied in wider ore zones, where mining occurs perpendicular to the orebody’s strike.
Access to the underground workings is via twin declines: the Amun decline in the south and the Ptah decline in the north. These declines serve as primary haulage and ventilation routes.
In 2023, the underground mine transitioned to a cemented paste fill system, replacing the previous cemented rock fill method.
This upgrade enhances stope stability, enabling the safe extraction of adjacent stopes and improving recovery.
Exploration continues in deeper ore zones, such as Horus Deeps, using techniques that balance selective mining with operational efficiency. Ongoing optimisation ensures alignment with Sukari’s LOM plan while maintaining high safety and productivity standards.
Processing plants and other available facilities
The Sukari site is accessible by road from both Marsa Alam and Cairo, ensuring logistical efficiency. All significant surface activities at Sukari, including ore processing, environmental management, and community engagement, are managed on-site by
SGM. The processing plant has a capacity of 12Mtpa and features crushing, grinding, flotation and CIL circuits. Over the years, significant expansions have been undertaken, including:
•Installation of secondary crushers;
•Addition of a flotation concentrate regrind circuit; and
•Commissioning of a second carbon regeneration kiln to optimise recovery and throughput.
The site is equipped with essential infrastructure to support efficient operations. It includes on-site thermal power generation plants, supplemented by a 36MW solar farm, which reduces reliance on diesel generators and improves cost efficiency. In 2023, a modern paste fill plant was commissioned, enhancing underground stability and mining efficiency. The physical condition of the equipment, facilities, and infrastructure at Sukari is generally considered to be in good working order. The mine’s robust infrastructure supports a focused development plan, with ongoing upgrades designed to sustain and enhance operations over the LOM.
Water supply for the operation is sourced from raw seawater, which is pumped through two pipelines from the Red Sea to the mine, supported by dedicated pumping stations. Water is desalinated on site for selected processing as required. Additional infrastructure includes extensive onsite workshops, administrative office complexes and worker accommodation facilities. TSFs are in place, with TSF 2 currently in use to support ongoing operations. Waste management and environmental monitoring systems have been implemented in accordance with international standards.
For the number of persons employed at the mine, refer to “Item 4B: Business Overview—AngloGold Ashanti Global Operations:
2025—Operating Performance—Africa Region”.
The “Property, Plant, and Equipment” as of 31 December 2025, including lease assets, buildings, mine infrastructure, mining assets, decommissioning assets and assets under construction, had a carrying value of $3,209 million.
Mineral processing
The Sukari processing plant is designed to treat both oxide and sulphide ores, employing a robust flowsheet to maximise gold recovery. The plant incorporates conventional crushing, grinding, and flotation circuits, along with CIL recovery.
While the current configuration does not include a gravity gold recovery circuit, plans are underway to install one, featuring
Knelson concentrators to enhance recovery of coarse gold and reduce operating costs.
Oxide material is treated via a dump-leach method, an efficient method for extracting gold from low-grade oxide ore. The process involves stacking the ore on a lined pad, applying cyanide solution, and collecting the gold-rich solution for further processing.
The flotation circuit plays a critical role in processing sulphide ore, producing a concentrate that undergoes ultra-fine grinding and leaching. This dual-pathway approach ensures high recovery rates for both free-milling and refractory ores. The plant recovery rates are supported by rigorous metallurgical testing and continuous operational improvements.
Future enhancements (including the addition of the gravity circuit) are expected to further optimise recovery and cost efficiency.
Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for Sukari at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of $2,000/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Sukari (50%)	Measured	41.60	0.82	33.96	1.09
	Indicated	40.48	0.59	23.98	0.77
	Measured & Indicated	82.08	0.71	57.94	1.86
	Inferred	30.34	0.59	17.94	0.58
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral
Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ and constrained to meet the requirement for reasonable prospects of economic extraction by volumes created through a mine shape optimiser process for underground or within an economically optimised pit shell for open pit and stockpiled material is reported as broken material.
4.Property currently in a production stage.
5.Doxel Mutunda, MAIG, employed by AngloGold Ashanti, is the Qualified Person responsible for the Sukari Mineral Resource. Refer to “—Qualified Persons—
Qualified Persons in respect of the material properties” below for more information on the Qualified Persons.
6.Open pit gold Mineral Resource is based on a gold price of $2,150/oz, underground gold Mineral Resource is based on a gold price of $2,000/oz, and stockpile gold Mineral Resource is based on a gold price of $1,700/oz.
7.In 2025, a cut-off grade of 0.20g/t was applied to the open pit, a cut-off grade of 0.43g/t was applied to the stockpiles, and a cut-off grade of 1.20g/t was applied to the underground.
8.In 2025, a metallurgical recovery factor of 89.50% was applied to the open pit and underground, and a metallurgical recovery factor of 86.56% was applied to the stockpiles.

Year-on-year changes in Mineral Resource - Moz

at 31 December 2025	Sukari (50%)
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	1.31	0.78	2.09	0.54
Exploration and Methodology	0.02	(0.03)	(0.01)	(0.03)
Economic Assumptions	(0.05)	0.08	0.03	0.05
Other	(0.19)	(0.05)	(0.24)	0.01
Acquisition / Disposal	—	—	—	—
Current Year	1.09	0.77	1.86	0.58
Net Difference	(0.22)	(0.01)	(0.23)	0.03
% Difference	(17)	(1)	(11)	6
Notes:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated.
The slight decrease of the Mineral Resource was mainly due to model changes, depletion methodology for underground voids in the open pit, as well as higher costs mainly driven by processing upgrades, higher fuel prices, and additional capital requirements. The decrease was partially offset by an increase in gold price.
Estimation
The estimation techniques used at Sukari vary depending on the mining methods and mineralisation styles, with distinct approaches for open pit and underground Mineral Resource estimation.
For the open pit Mineral Resource, multiple indicator kriging with indirect lognormal change of support is used to model recoverable tonnes and grade. Length-weighted compositing is applied and the average of the mean and medium grades for the top indicator class is used. Sample spacing varies, from 12m x 8m spacing in grade control areas to 100m x 100m spacing for
Mineral Resource definition drilling. Extrapolation from data points is limited to 100m for classification purposes; beyond this, areas are considered exploration potential rather than classified Mineral Resource.
For the underground Mineral Resource, estimation is via ordinary kriging. Block dimensions are set to align with mine stope dimensions and to accurately reflect underground mining units. To ensure precise definition of domain boundaries, sub-cells were utilised. Length-weighted compositing is used, and grade capping and high-yielding techniques are applied to mitigate the impact of high-grade outliers. Drill hole spacing varies, with 10m x 10m coverage in active mining areas and broader spacings of
50m x 50m for deeper exploration zones. The classification and confidence levels of the underground Mineral Resource are determined based on factors such as drill density, mine development, estimation outputs (including slope of regression and kriging efficiency) and geological continuity.
Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K, summarises the gold
Mineral Reserve for Sukari at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of $1,700/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Sukari (50%)	Proven	55.61	1.00	55.39	1.78
	Probable	20.44	0.88	18.08	0.58
	Total	76.06	0.97	73.48	2.36
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a production stage.
4.Sherif Moemen, MAusIMM (CP), employed by AngloGold Ashanti, is the Qualified Person responsible for the Sukari open pit Mineral Reserve, and Mahmoud
Abdelmonem, MIMMM QMR, employed by AngloGold Ashanti, is the Qualified Person responsible for the Sukari underground Mineral Reserve. Refer to “—
Qualified Persons—Qualified Persons in respect of the material properties” below for more information on the Qualified Persons.
5.In 2025, a cut-off grade of 0.43g/t was applied to the open pit and stockpiles, and a cut-off grade of 2.34g/t was applied to the underground.
6.In 2025, a metallurgical recovery factor of 89.50% was applied to the open pit and underground, and a metallurgical recovery factor of 86.56% was applied to the stockpiles.

Year-on-year changes in Mineral Reserve - Moz

at 31 December 2025	Sukari (50%)
Category	Proven	Probable	Total
Previous Year	1.88	0.53	2.41
Depletion	(0.25)	—	(0.25)
Exploration and Methodology	0.01	(0.03)	(0.03)
Economic Assumptions	0.12	0.08	0.20
Other	0.03	0.01	0.04
Acquisition / Disposal	—	—	—
Current Year	1.78	0.58	2.36
Net Difference	(0.10)	0.06	(0.05)
% Difference	(5)	11	(2)
Notes:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated.
The slight decrease in Mineral Reserve is mainly due to depletion, partially offset by the higher gold price.
Estimation
The Mineral Reserve estimation process at Sukari incorporates key mining, geotechnical, processing, and economic parameters.
The process involves detailed design and scheduling by mine planning engineers, supported by geotechnical, metallurgical, and cost analysis. Various software tools are used to optimise designs and schedules.
For the open pit Mineral Reserve, estimation is based on a cut-off grade that accounts for projected mining, processing, and administrative costs, as well as the gold price assumption and metallurgical recovery factor indicated in the above table. For the underground Mineral Reserve, a stope optimiser is used to generate initial stope designs, which are then manually refined.
The LOM plan integrates fleet capacity, infrastructure needs, and scheduling constraints. Mineral Reserve estimates are reported only for Measured and Indicated Mineral Resource and are designed to ensure that all included blocks are economically mineable under the proposed conditions.
Map showing Sukari planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining licence area for Sukari, including the Nugrus Block. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.

towards Marsa Alam
Insert: Total Mining Lease area
0
1
2 Km
Licences
Mining
Exploration - Nugrus Block
N
Mine Infrastructure
Pits
Plant
ROM Pad
Stockpiles
Leach Pad
TSF
Waste Dumps
Process Water Dam
Solar Farm
Underground access
Targets
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
Sukari_North
Arc
V_Shear North
V_Shear South
V_Shear East
Wadi Alam
towards route 65
Quartz Ridge
Sami South
Kurdeman
0 1 2 4 Km
Plant centroid co-ordinates
24°57'34"N, 34°42'42"E

AMERICAS
The Americas region includes the mining jurisdictions Brazil and Argentina, in which AngloGold Ashanti has two operations. In
Argentina, the Company has one mining operation: the Cerro Vanguardia Mine, co-owned by AngloGold Ashanti (92.5%) and
Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz SE”) (7.5%). In Brazil, the Company has one mining operation, the AngloGold Ashanti Córrego do Sítio Mineração operations (“AGA Mineração”) which include the Cuiabá, Lamego and
Córrego do Sítio (“CdS”) mines.
ARGENTINA
CERRO VANGUARDIA
Property description
Cerro Vanguardia, a production stage gold-silver operation, is the Company’s sole operation in Argentina. The mine is operated by Cerro Vanguardia S.A. (“CVSA”), which is a company formed by AngloGold Ashanti (92.5%) and Fomicruz SE, a state-owned company operating in the province of Santa Cruz (7.5%). The climate is semi-arid and although snow does occur, winter is mild and exploration activities are normally possible all year round. Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines located within the property and mined simultaneously. Cerro
Vanguardia has been in operation for more than 20 years. Silver is produced as a by-product.
Location
Cerro Vanguardia is located in the Province of Santa Cruz, southern Patagonia, Argentina, approximately 110km north-northwest of the coastal town of Puerto San Julián. Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia (380km) or
Rio Gallegos (510km) and then by road to the mine site.
Mineralisation style
Cerro Vanguardia is in the core of the 60,000km2 Deseado Massif, one of the most extensive volcanic complexes in southern
Patagonia. The Deseado Massif is deposited over Paleozoic low-grade metamorphic basement rocks. The mineralisation is concentrated in steeply-dipping quartz veins that cut the flat-lying ignimbrites and volcanoclastic rocks. The Cerro Vanguardia district contains more than 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km, of which 55 veins are currently known to contain economic gold and silver mineralisation. The veins at Cerro

Vanguardia consist mainly of quartz and adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas Region—
Argentina—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
Infrastructure for Cerro Vanguardia is mostly located on-site. It includes a camp site with a capacity of 1,300 people, a Merrill
Crowe plant, heap leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators, fed by a 40km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area.
Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple waste dumps. The TSF is located in and is contained by a natural depression.
Mineral processing
The metallurgical plant has a daily capacity estimated at 3,500tpd (1.2Mtpa). The plant comprises the following stages: crushing, milling, conventional leaching in tanks, counter current decant system in thickeners (“CCD circuit”), a CIL process, acid wash, elution, Merrill Crowe process to recover gold and silver with metallic zinc, and a cyanide recovery plant (“Cyanisorb”). The tailings go directly to a conventional TSF, with a reclaim water system for the plant.
In addition to the processing plant there is a heap leach pad, with an annual capacity of 2Mtpa. The pregnant solution from this process goes directly to the CCD circuit in the process plant and to the Merrill Crowe process for gold and silver recovery.
BRAZIL
AGA MINERAÇÃO
AngloGold Ashanti’s operation in Brazil is AGA Mineração, which includes the Cuiabá, Lamego and CdS mines. The AGA
Mineração mining complex is located in the Quadrilátero Ferrífero (Iron Quadrangle), in southeastern Brazil in the state of Minas
Gerais. Operations are 30km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and approximately
100km in the case of CdS.
Ore from the Cuiabá and Lamego underground mines is processed at the Cuiabá gold plant. The concentrate produced is transported by aerial ropeway to the Queiroz plant for processing and refining. The Queiroz hydrometallurgical plant also produces sulphuric acid as a by-product.
CdS consists of open pit and underground mines. The oxide ore mined is treated by heap leach and a pressure leaching plant treats sulphide ore. The distance from the main underground mine to the metallurgical plant is around 15km. The property was placed on care and maintenance in August 2023.
AGA MINERAÇÃO - CÓRREGO DO SÍTIO
Property description
CdS is wholly-owned by AngloGold Ashanti. It began operations in 1989 and consists of multiple open pit (conventional bench mining) and underground mines (mainly using sub-level stoping). The property was placed on care and maintenance in August
2023.
Location
The CdS complex is located in the municipalities of Santa Bárbara and Barão de Cocais, that are located 100km east of the city of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil. These operations are included in an important mining district referred to as the Iron Quadrangle, the second biggest Brazilian area for the production of iron, gold and manganese.
Mineralisation style
The CdS gold deposit is located in the eastern part of the lower to middle greenschist facies of the Rio das Velhas Archaean, in the Iron Quadrangle region, on the southern margin of the São Francisco Craton in Brazil. CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagreywackes in an approximately 30km northeast-southwest striking shear zone. Hydrothermal alteration phases associated with the mineralisation are dominated by sericite and carbonate.
The CdS I, II and III, gold deposits and associated targets are located in a gold trend that extends for approximately 14km in a north-easterly direction, from Grota Funda (CdS I) in the south to Anomalia (CdS III) in the north, which developed in a compressional tectonic regime. Gold is associated with quartz and fine grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend and the Cristina Trend hosted in metasedimentary rocks, and the Donana Trend hosted in BIF.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas Region—
Brazil—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
CdS infrastructure consists of the sulphide plant at CdS II (used to process refractory sulphide material), and the heap leach plant at CdS I (for oxide ore mined by open pit). The site also has a TSF for the sulphide plant, a neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I. For further information on the regulatory framework governing TSFs in Brazil, see “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold
Ashanti to Mine—Americas Region—Brazil”.
Ancillary facilities comprise a water treatment facility, effluent treatment facilities, equipment workshops, laboratory, warehouses, explosives and accessories magazines, fuel stations, electric substations as well as offices, medical clinic, mess rooms, dressing rooms, bathrooms, storerooms, garage, fuel stations, a centre of environmental studies, nursery and other facilities required to operate the mine.
Water is primarily sourced from recycling the underground mine water and supplementary water catchment wells. The power for the operations is supplied and purchased on the open market. Good communication infrastructure is available in the area.
Mineral processing
There are two metallurgical plants at CdS: the heap leach plant for oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electrowinning and filtered-stack tailings. The sulphide plant and POX circuit have a capacity of 900ktpa.
The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electrowinning, with capacity of 860ktpa.
AGA MINERAÇÃO - CUIABÁ
Property description
Cuiabá is an underground operation (mainly using sub-level long hole open stoping) that is wholly-owned by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil, known as the Iron Quadrangle. This region is an important producer of iron ore, manganese and gold in Brazil. The property is currently in a production stage and operated by AGA
Mineração.
Location
Cuiabá is located 30km to the east of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil.
Mineralisation style
The Cuiabá mine is located in the Iron Quadrangle, a geotectonic unit on the southern edge of the São Francisco Craton. This area comprises Archaean and Proterozoic terrains and is bordered by Neoproterozoic mobile belts. Regionally, the Cuiabá mine is in the eastern extension of the Serra do Curral inverted homocline, on the northeastern edge of the Iron Quadrangle. The mine’s lithostratigraphy consists of an intermediate metavolcanic sedimentary sequence of the greenstone belt type hosted in the
Nova Lima Group at the bottom of the Rio das Velhas Supergroup.
Gold mineralisation is associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and fluid flow are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Within the BIF, mineralisation appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures. Mineralisation is hosted in the limbs of a fold system.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas—Brazil—
AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
The metallurgical plants (Cuiabá gold plant and Queiroz plant) are connected by an aerial ropeway. Power to the Cuiabá mine and the Cuiabá gold plant is provided by a 230kV transmission line from the national grid. Power to the Queiroz plant is supplied by Cemig, a state-owned company, as well as by a set of small hydropower plants (Rio de Peixe hydroelectric complex). The Rio de Peixe hydroelectric complex, which is directly connected to the Queiroz plant, consists of a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelão and Codorna) and is currently on care and maintenance. The
Cuiabá mine has a shaft system (846m deep) and surface decline access for production and personnel transport. Tailings deposition is at one of four sites located at Cuiabá, Calcinados, Rapaunha and Cocuruto.
Mineral processing
Cuiabá and Lamego mines feed the Cuiabá gold (crushing, milling and flotation) and Queiroz (roaster, CIP and refinery) plants.
At the Cuiabá gold plant, ore is crushed and milled followed by flotation and filtration to produce a concentrate (32% sulphur), which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá gold plant. The concentrate, transported by aerial ropeway, is received at the Queiroz plant which is located in Nova Lima and comprises the refractory ore circuit (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP. The sulphide gas is captured for processing at the acid plant. Sulphuric acid is produced as a by-product.
AGA MINERAÇÃO - LAMEGO
Property description
Lamego is an underground operation (mainly using sub-level long hole open stoping) that is wholly-owned by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil, known as the Iron Quadrangle. This region is an important producer of iron ore, manganese and gold in Brazil. The property is currently in a production stage and operated by AGA
Mineração.
Location
Lamego is located 30km to the east of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil.
Mineralisation style
The Lamego mine is located in the Iron Quadrangle, which is a geotectonic unit on the southern edge of the São Francisco
Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, the Lamego mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northern edge of the Iron Quadrangle.
Gold mineralisation is characterised by two horizons of chemical sedimentary rocks: BIF and metachert, both intersected by shear zones with abundant quartz veinlets. In the BIF, gold is associated with sulphides, while in the metachert it is associated with quartz veins. Gold occurs either as native gold or in sulphides. Lamego shares a similar rock assemblage with the Cuiabá
mine, but exhibits higher structural complexity. The mineralised BIF is more structurally deformed and contains more silica compared to the Cuiabá mine, which has undergone less reaction with hydrothermal fluids.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas Region—
Brazil—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
Lamego operates as a satellite mine to the Cuiabá mine. Ore is transported to surface via ramps where it is crushed, stockpiled and transported daily to the Cuiabá gold plant, where it is blended with Cuiabá ore on the ROM pad.
The metallurgical plants (Cuiabá gold plant and Queiroz plant) are connected by an aerial ropeway. Power to the Lamego mine is provided by two 13.8kV powerlines from Cemig, a state-owned company. Power to the Queiroz plant is supplied by Cemig as well as by a set of small hydropower plants (Rio de Peixe hydroelectric complex). The Rio de Peixe hydroelectric complex, which is directly connected to the Queiroz plant, consists of a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelão and Codorna) and is currently on care and maintenance. Tailings deposition is at one of four sites located at Cuiabá, Calcinados, Rapaunha and Cocuruto.
Lamego has a natural water supply system and a plant for water and sewage treatment.
Mineral processing
Cuiabá and Lamego mines feed the Cuiabá gold (crushing, milling and flotation) and Queiroz (roaster, CIP and refinery) plants.
At the Cuiabá gold plant, ore is crushed and milled followed by flotation and filtration to produce a concentrate (32% sulphur), which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá gold plant. The concentrate, transported by aerial ropeway, is received at the Queiroz plant which is located in Nova Lima and comprises the refractory ore circuit (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP. The sulphide gas is captured for processing at the acid plant. Sulphuric acid is produced as a by-product.
AUSTRALIA
AngloGold Ashanti operates two mines and has one project in Western Australia.
Sunrise Dam, wholly-owned by AngloGold Ashanti, is located 205km north-northeast of Kalgoorlie and 55km south of Laverton.
Tropicana is a joint operation between AngloGold Ashanti (70% and the operator), and AFB Resources Pty Limited (30%), a subsidiary of Regis Resources Limited. Tropicana is located 200km east of Laverton and 330km east-northeast of Kalgoorlie.
The Butcher Well project is a joint venture between AngloGold Ashanti (70%) and Northern Star Resources Limited (“Northern
Star Resources”) (30%). The project is managed by AngloGold Ashanti. Butcher Well is located 20km southwest of the Sunrise
Dam mine and is considered to be a potential satellite operation.

SUNRISE DAM
Property description
Sunrise Dam is a production stage property with an active underground and open pit mine that is wholly-owned and operated by
AngloGold Ashanti. AngloGold Ashanti conducts brownfield exploration activities on the site.
Location
Sunrise Dam is approximately 205km north-northeast of Kalgoorlie and 55km south of Laverton in the state of Western Australia.
Mineralisation style
Sunrise Dam is a mesothermal gold deposit located in the Archaean greenstone belts of Western Australia. The deposit is complex and structurally controlled with multiple ore zones displaying differing characteristics, from ductile shear zones to brittle stockwork complexes to intrusive hosted mineralisation. Mineralisation is typically hosted within quartz-carbonate veins with varying quantities of pyrite and arsenopyrite. Strong alteration of the country host rock is common proximal to controlling structures.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia Region—
AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
All required infrastructure is in place including a fully functional camp, process plant, tailings facility, gas pipeline, power plant and electrical reticulation, offices, airstrip and road system. The underground infrastructure caters for all ventilation and dewatering needs with provisions made in the budget for extensions and upgrades.
Mineral processing
Processing at Sunrise Dam is via a conventional three-stage crushing / two-stage ball milling, pyrite flotation and ultrafine grinding and CIL circuit. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit, used to recover the remainder. Plant throughput at Sunrise Dam is approximately 4.1Mtpa.
BUTCHER WELL
Property description
Butcher Well is a joint venture between AngloGold Ashanti (70%) and Northern Star Resources (30%). Butcher Well
encompasses two tenement packages, Butcher Well and Lake Carey, covering approximately 339.56km2. AngloGold Ashanti also holds a significant tenement package adjacent to the Northern Star joint venture properties.
The project is in the exploration stage in the early stages of study, with no Mineral Reserve declared. An Inferred Mineral
Resource is stated, which has been the focus of a conceptual study. As the project is still in a concept study phase, no mining has taken place. Both open pit and underground mining options (using conventional open cut, drill and blast and transverse longhole open stoping, respectively) are being explored.
Location
The Butcher Well project is located in the Laverton district in the state of Western Australia, 20km southwest of AngloGold
Ashanti’s Sunrise Dam mine and 180km northeast of Kalgoorlie. Butcher Well is considered as a potential satellite operation to
Sunrise Dam.
The Sunrise Dam airstrip is approximately 70km by road from the project, with a travel time of approximately 90 minutes on the road on the circumference of the southern part of Lake Carey. Lake Carey is a large salt lake that covers a part of the western project area, with Sunrise Dam located to the east of the lake and the Butcher Well project located on the western shore.
Mineralisation style
The Butcher Well Mineral Resource is an orogenic-style gold system hosted within the Laverton Greenstone Belt. The mineralisation is hosted within a basalt and is spatially associated with syenite dykes. Gold mineralisation within fresh rock principally occurs within steeply dipping north-south trending panels. Supergene gold dispersion and enrichment broadens the mineralised envelope within the near-surface saprolitic material. Much of this material has been previously exploited in shallow open pits.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia Region—
AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
Power is likely to be generated on-site via diesel generators. Water can be sourced from the existing flooded pits or surface wells. Ore material will be trucked to Sunrise Dam via existing secondary roads.

Mineral processing
Ore from Butcher Well will be processed at AngloGold Ashanti’s Sunrise Dam processing plant. Processing at Sunrise Dam is via a conventional three-stage crushing / two-stage Ball milling, pyrite flotation and ultrafine grinding and CIL circuit. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit used to recover the remainder. Plant throughput at Sunrise
Dam is approximately 4.1Mtpa.
TROPICANA
Property description
Tropicana mine is a production stage property. Several open pits have been developed along the strike extent of the ore body, named from north to south: Boston Shaker, Tropicana, Havana and Havana South. Underground mines are also in operation beneath the Boston Shaker and Tropicana open pits with a Mineral Reserve declared for the Havana underground. The project is a joint operation between AngloGold Ashanti (70%), as operator, and AFB Resources (Pty) Limited, a subsidiary of Regis
Resources Limited (30%).
Location
Tropicana is located 330km northeast of Kalgoorlie and 200km east of Laverton in the state of Western Australia.
Mineralisation style
The Tropicana deposit is hosted in an Archaen quartz-feldspathic gneiss within a major tectonic suture zone between the Yilgarn
Craton and the Albany-Fraser Orogen. Mineralisation is associated with a strong hydrothermal alteration assemblage of biotite-
sericite-pyrite, which post-dates peak graulite facies metamorphism. Gold is found within the pyrite.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Australia Region—
AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
All surface infrastructure facilities are in place and operational. The underground infrastructure caters for all ventilation and dewatering needs with provisions made in the budget for extensions and upgrades. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Until recently, power supplied to the mine was exclusively through on-site gas and diesel power stations, and natural gas is supplied via an APA Operations (Pty) Limited pipeline. In June 2023, the Company entered into an agreement with an independent power producer to construct, operate and integrate 61MW of clean energy, consisting of solar, wind and battery, into its existing 54MW gas- and diesel-fired power system.
The system reached full commercial operation in February 2025.
Mineral processing
The processing plant has a capacity of 9.4Mtpa. The crushing circuit consists of a primary gyratory crusher, feeding a set of secondary cone crushers and a tertiary high-pressure grinding roll. A 14MW and 6MW ball mill in parallel completes the grinding circuit. A CIL circuit is used to extract the gold from the ore, and a standard AARL elution and recovery systems are used to produce gold doré bars.
The power provider, Kalgoorlie Power Systems, has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.6MW.
PROJECTS
At 31 December 2025, the projects in Colombia comprised two projects: La Colosa and Quebradona. On 7 March 2026,
AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.
The projects in Nevada in the United States include Arthur Gold Project (previously Expanded Silicon), North Bullfrog, and
Nevada Regional Deposits which includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and
Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold
Corp. (“Augusta Gold”) in October 2025.
COLOMBIA
At 31 December 2025, AngloGold Ashanti Colombia had two greenfields projects: La Colosa and Quebradona.
At 31 December 2025, the La Colosa project was wholly-owned and managed by AngloGold Ashanti. It is located in the
Department of Tolima, 150km west of Bogotá, and 30km west of the major town of Ibagué. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros
S.A.
The Quebradona project is wholly-owned and managed by AngloGold Ashanti and comprises the Nuevo Chaquiro deposit, a significant copper-gold porphyry. The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 90km southwest of Medellín.

LA COLOSA
Property description
At 31 December 2025, the La Colosa project was wholly-owned and managed by AngloGold Ashanti Colombia S.A.S. It has been classified as held for sale in the Company’s consolidated statement of financial position as at 31 December 2025. On 7
March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the
La Colosa project, to Mineros S.A. La Colosa is an exploration stage project with no Mineral Reserve declared. However, open pit mining (with potentially some underground mining) is the preferred mining method.
The La Colosa project is currently at an early project stage and a number of possible technical options have been identified, all of which are capital intensive. It was placed in force majeure in 2017 through October 2024.  For further information on the status of the project, refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas
Region—Colombia—AngloGold Ashanti’s rights and permits”. In addition, the delineation of the Los Nevados Páramo by
Resolution 1987/2016 in November 2016 is considered a risk or uncertainty to the gold Mineral Resource estimate. Resolution
1987/2016 is currently being contested before the Colombian courts. This puts potentially approximately 13.99Moz (50%) of the gold Mineral Resource at risk. Refer to “Item 8A: Legal Proceedings—Colombia”.
Location
The project is located in the Department of Tolima, 150km west of Bogotá, and 30km west of the major town of Ibagué, which is the capital of the Tolima Department. Ibagué is the location of local government entities monitoring the project.
Mineralisation style
La Colosa is a large porphyry gold deposit located on the eastern flank of the Central Cordillera of Colombia. Mineralisation is
exposed on the surface. The La Colosa site contains an intrusive complex with two magmatic centers known as the La Colosa and San Antonio porphyry stocks, hosted by schistose country rocks. The complex is present over a map area of 3.5km2 and includes a series of porphyry intrusions with compositions ranging from diorite to tonalite. The predominant type of hydrothermal alteration in the early porphyries is moderately intense potassic alteration. Pyrite is the most abundant sulphide, followed by pyrrhotite, which is commonly found close to the contacts with the country rocks. Gold mineralisation at La Colosa occurs predominantly as native gold and electrum. Sub-microscopic gold has been observed in sulphides (pyrite, due to its abundance)
and iron oxide (magnetite-hematite).
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas Region—
Colombia—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
Currently, the project has field infrastructure that supports access to the Mineral Resource with roads, accommodation, and office and surface infrastructure for pre-logging and organisation of the drilling core. There is a core shed facility in the city of Ibagué
where geological and geotechnical logging was performed in the past.
Mineral processing
The project is currently at an early stage. However, flotation of sulphide ore is being considered as a treatment option.
QUEBRADONA
Property description
The Quebradona project is wholly-owned and managed by AngloGold Ashanti and comprises the Nuevo Chaquiro deposit, a significant copper-gold porphyry. The project was previously a joint venture between AngloGold Ashanti and B2Gold Corp. It completed a conceptual study in 2016 as well as a pre-feasibility study in 2018, which supported first-time reporting of a Mineral
Reserve. AngloGold Ashanti became the 100% owner and manager of the project in 2019. Quebradona will be a copper mine with gold and silver as by-products and is at a development stage. The preferred mining method is sub-level caving to extract the mineral deposit from underground.
Location
The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 90km southwest
(104km commute via the national highway) of Medellín, the capital of the Antioquia Department.
Mineralisation style
Five main targets have been identified in the exploration work, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela, and La Sola.
Nuevo Chaquiro is the most advanced and the sole mineral deposit considered in the feasibility study and licensing process.
Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of three known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75km of drilling.
Quebradona will be a copper mine with gold and silver as by-products.

Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas Region—
Colombia—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
The Quebradona project site is close to an existing national highway, as well as state and rural roads, and high or medium voltage power infrastructure. The planned underground infrastructure consists of twin adits to access the orebody and number of internal vertical ore passes that gravity feeds ore from the upper production levels to the main ore transfer level. The material will be transferred to a centralised (underground) crusher by load and haul dump vehicles.
Crushed material will then be transferred downhill to surface via a 6km conveyor, through a dedicated adit to a single coarse ore stockpile. Processing and filtered tailings storage activities will be carried out on surface, and final copper concentrate will be loaded in containers and trucked to an existing main port.
Mineral processing
Feasibility study test work confirmed that the ore will be treated by a typical porphyry copper flotation circuit producing copper and gold concentrate from the processing of approximately 6.2Mtpa of underground ore over a 23-year operating period. Ore extracted from the sub-level cave is crushed underground where tramp metal is removed before loading onto the underground conveyor system for delivery to the surface processing coarse ore stockpile.
The feasibility study proposes a processing circuit that includes primary crushing underground, secondary crushing, high-
pressure grinding roll, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding of the concentrate and cleaning using a mix of column and mechanically agitated cells. The majority of the pyrite in the ore reports to the cleaner circuit tails and will be stored in a lined and eventually sealed impoundment within the TSF to avoid any potential acid rock drainage from the bulk high volume rougher tails. Molybdenum is present in the ore and is not planned for recovery in the initial stages of production.
UNITED STATES OF AMERICA (NEVADA)
All projects in the Beatty district in southern Nevada are wholly-owned by AngloGold Ashanti and include Arthur Gold Project,
North Bullfrog, and Nevada Regional Deposits which includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA,
Secret Pass and Daisy), and the Sterling mine. The Arthur Gold Project includes the Silicon and Merlin deposits. A first-time gold and silver Mineral Resource was declared for the Silicon deposit in 2021 and for the Merlin deposit in 2023. A first-time gold and silver Mineral Reserve was declared for the Merlin deposit as at 31 December 2025. The North Bullfrog project is the most advanced of AngloGold Ashanti’s projects within the Beatty district and a gold and silver Mineral Reserve was declared for the first time in 2023.
ARTHUR GOLD PROJECT
The Company has determined that, as of 31 December 2025, the Arthur Gold Project is a material property for purposes of
Regulation S-K 1300. For additional information, refer to the Technical Report Summary for the Arthur Gold Project (TRS current at 31 December 2025) filed as Exhibit 19.15.3 hereto.
Property description
The Arthur Gold Project is a development stage property wholly-owned and managed by AngloGold Ashanti and includes the
Silicon and Merlin deposits. The Silicon deposit is at an exploration stage and the Merlin deposit is at a development stage. A first-time gold and silver Mineral Resource was declared for the Silicon deposit in 2021. An initial assessment was completed for the Merlin deposit during the fourth quarter of 2023 and a gold and silver Mineral Resource was declared for the Merlin deposit for the first time in 2023. With the completion of the pre-feasibility, a  gold and silver Mineral Reserve was declared for the first time as at 31 December 2025 for the Merlin deposit. The nature of the Arthur Gold Project mineralisation lends itself to conventional large scale open pit mining.
Location
The Arthur Gold Project is located approximately 12km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains District. The geographic coordinates of the Merlin deposit centroid are latitude 36°56’17”N and longitude 116°37’54”W.
Mineralisation style
The Arthur Gold Project lies immediately to the southwest of the Timber Mountain-Oasis Valley caldera complex in the southwestern Nevada volcanic field. The geology is dominated by Miocene rhyolites and related epiclastic units deposited between 11 and 15 million years ago. The local geology is dominated by pyroclastic deposits (principally ignimbrite), with minor lava domes and volcanogenic-sedimentary mass-flow deposits, and minor sedimentary facies. The project area hosts two main fault families. The first is defined by northwest to southeast trending sub-vertical faults called the Tramway-Thompson fault corridor, while the second family comprises north-northeast to south-southwest trending normal faults. While the first family dominates the Silicon area, both families are important as controls in the Merlin deposit. The Arthur Gold Project displays mineralisation styles typical for low sulphidation epithermal systems including stratigraphically controlled disseminated mineralisation and quartz vein-stockwork mineralisation. Mineralisation occurred approximately 11.6 million years ago in the hiatus between large-scale ignimbrite events, in apparent association with rhyolitic volcanism. There is both a strong structural and stratigraphic control to the mineralisation, most likely resulting from at least two separate mineralisation events.
History
Small-scale historical opal-cinnabar workings are scattered throughout the Arthur Gold Project area, with an inferred low total production. Ceramic-grade high-purity silica was mined from a small open cut and adits within acid-leached Topopah Spring Tuff at the Silicon mine between 1919 and 1929. An area of mercury mineralisation to the immediate south and southwest of the
Silicon orebody was drill-tested with vertical rotary drill holes in the early 1990s. These reportedly contained local intervals of anomalous gold. The main zone of water-table silica and advanced argillic alteration at Silicon was never drill-tested. The Merlin area was drill-tested with shallow (<500°) vertical rotary holes in the late 1980s to early 1990s. The historical drill holes did not intersect gold mineralisation due to the shallow drilling depths.
Silicon was first presented to AngloGold Ashanti in early-2016 with the earn-in option agreement with then-owners Renaissance
Gold Inc. (“RenGold”), signed 21 June 2017. Upon completion of the option in 2020, AGA acquired a 100% interest in the unpatented claims, subject to a 1% net smelter return royalty retained by RenGold (now Triple Flag Precious Metals) on any future production.
Exploration drilling by Coeur Sterling, Inc. (“Coeur Sterling”) in the Crown block discovered C-Horst in 2020, which is the southern margin of Merlin in the footwall of the Bare Mountains Fault. Corvus Gold Inc. (“Corvus Gold”) drilled on claims to the north of C-Horst after the C-Horst discovery in 2020 and 2021, on what Corvus Gold called the Lynnda Strip. AngloGold Ashanti claims north of the Lynnda Strip were part of the original Silicon claim block with initial drilling at Merlin in 2021. AngloGold
Ashanti now controls both C-Horst and Lynnda strip through the acquisition of Corvus Gold in early 2022 and a land-cash transaction with Coeur Sterling in late 2022.
Since 2018, AngloGold Ashanti has been advancing through exploration and engineering studies. A pre-feasibility study for the
Arthur Gold Project was completed in 2025.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas Region—
United States of America (Nevada)—AngloGold Ashanti’s rights and permits”.
Mining method
The Silicon and Merlin orebodies are large medium-grade deposits, with smaller high-grade strikes. The nature of the mineralisation lends itself to conventional large-scale open pit mining. Mining is planned to be conducted using conventional drill-
and-blast techniques, followed by load-and-haul operations utilising a fleet of large hydraulic excavators and electric rope shovels supported by rigid-frame haul trucks. Mined material will be transported to the ROM stockpile area, where it will be segregated into short-term and long-term stockpiles based on grade and processing destination prior to reclaim and delivery to the primary crushing circuit.
Processing plants and other available facilities
The Arthur Gold Project area currently has minimal infrastructure on site. However, the project area is amenable to establishing infrastructure such as site access and facilities for processing and mining activities. Current access roads are unsealed and will require upgrading prior to commencing the project. Water requirements will be drawn from the Amargosa Valley water basin and local dewatering wells, subject to permitting. Power is expected to be provided by a new transmission line interconnected at
Valley Electric Association’s Beatty substation. The scope of the Arthur Gold Project is similar to several large mining operations currently in production, and existing suppliers are well established in Nevada to support mining and processing operations. The transport infrastructure in Nevada is very well established and maintained. The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation. Additional housing and services will be needed in Beatty, Tonopah, and Amargosa Valley, or transport from larger centres like Pahrump or Las Vegas is needed to sustain a workforce for the project.
In Nevada, an average of 372 permanent employees and contractors were employed by the Company in connection with the projects as of 31 December 2025.
As the Arthur Gold Project was in the pre-feasibility stage, no tangible asset costs have been capitalised as of 31 December
2025.
Mineral processing
Mineralised rock from the Merlin and Silicon open pits will be processed in either a mill circuit or on a heap leach pad with tertiary crushing. Mineralised material will be delivered to crushing circuits or long-term stockpiles located near the open pit mine.
Higher grade material will be three-stage crushed with gyratory crusher, cone crusher and high-pressure grinding roll and milled in a ball mill closed with hydrocyclones. Centrifugal concentrators will collect gravity recoverable gold and silver from the hydrocyclone underflow. Gravity concentrate will be processed on site by intensive leaching. The milled slurry will be processed in a conventional CIL circuit. Tails will be filtered and placed in a dedicated impoundment.

Lower grade material will be three-stage crushed with gyratory crusher, cone crusher and high-pressure grind roll and agglomerated with cement in a drum agglomerator. The agglomerated ore will be conveyor stacked on a permanent heap leach pad. The gold and silver will be recovered from the pregnant solution in a vertical carbon-in-column (CIC) circuit.
Loaded carbon produced from either the CIL circuit or the vertical CIC circuit will be processed in carbon desorption and regeneration circuit. Gold doré will be produced in an on-site facility and sold to a third-party refinery.
Mineral Resource
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the gold
Mineral Resource (exclusive of Mineral Reserve) for the Arthur Gold Project at the end of the fiscal year ended 31 December
2025, based on a gold price estimate of $2,150/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Arthur Gold Project	Measured	—	—	—	—
	Indicated	164.14	0.84	137.30	4.41
	Measured & Indicated	164.14	0.84	137.30	4.41
	Inferred	219.79	0.90	197.33	6.34
The below table, prepared in accordance with Table 1 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the silver Mineral Resource (exclusive of Mineral Reserve) for the Arthur Gold Project at the end of the fiscal year ended 31
December 2025, based on a silver price estimate of $23.00/oz, unless otherwise stated.

Mineral Resource	Category	Tonnes	Grade	Contained Silver
at 31 December 2025		million	g/t	tonnes	Moz
Arthur Gold Project	Measured	–	–	–	–
	Indicated	164.14	3.33	546.51	17.57
	Measured & Indicated	164.14	3.33	546.51	17.57
	Inferred	219.79	2.26	496.48	15.96
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The reported tonnages for the silver by-product are an outcome from the associated conceptual pit shell, that has been determined based on the extraction of the primary mineral.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral
Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ and constrained to meet the requirement for reasonable prospects of economic extraction within an economically optimised pit shell for open pit and stockpiled material is reported as broken material.
4.Property currently in a development stage. The Silicon deposit is at an exploration stage and the Merlin deposit is at a development stage.
5.Geoffrey Gushée, FAusIMM, employed by AngloGold Ashanti, is the Qualified Person responsible for the Arthur Gold Project Mineral Resource. Refer to “—
Qualified Persons—Qualified Persons in respect of the material properties” below for more information on the Qualified Persons.
6.The Merlin gold Mineral Resource is based on a gold price of $2,150/oz. In 2025, for Merlin, a cut-off grade range from 0.19g/t to 0.30g/t (varying according to grade and material type) was applied to the open pit. In 2025, for Merlin, a metallurgical recovery factor range from 63.61% to 95.00% (varying according to grade and material type) was applied to the open pit for gold.
7.The Merlin silver Mineral Resource is based on a silver price of $23.00/oz. In 2025, for Merlin, a metallurgical recovery factor range from 10.20% to 22.21%
(varying according to grade and material type) was applied to the open pit for silver.
8.The Silicon gold Mineral Resource is based on a gold price of $1,750/oz. In 2025, for Silicon, a cut-off grade of 0.14g/t was applied to the open pit. In 2025, for Silicon, a metallurgical recovery factor range from 46.0% to 79.0% (varying according to grade and material type) was applied to the open pit for gold.
9.The Silicon silver Mineral Resource is based on a silver price of $26.25/oz. In 2025, for Silicon, a metallurgical recovery factor range from 17.00% to 21.00%
(varying according to grade and material type) was applied to the open pit for silver.
Year-on-year changes in Mineral Resource - gold Moz

at 31 December 2025	Arthur Gold Project
Category	Measured	Indicated	Measured & Indicated	Inferred
Previous Year	—	3.40	3.40	12.91
Exploration and Methodology	—	1.11	1.11	(5.76)
Economic Assumptions	—	(0.08)	(0.08)	(0.90)
Other	—	(0.02)	(0.02)	0.08
Acquisition / Disposal	—	—	—	—
Current Year	—	4.41	4.41	6.34
Net Difference	—	1.01	1.01	(6.57)
% Difference	—	30	30	(51)
Note:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated.

The addition in gold Indicated Mineral Resource was mainly due to a successful exploration infill drilling campaign at Merlin which supported an increase in confidence in the gold Mineral Resource. The addition was partially offset by the reporting of a first-time gold Mineral Reserve which led to an overall reduction in the gold Mineral Resource.
Estimation
The estimation of the Silicon Mineral Resource considers mineral domains defined as high-grade, mid-grade, and low-grade to respect the gold and silver drill hole assay data within the context of the interpreted lithological, alteration and structural modelling. Estimation was done using ordinary kriging.
The estimation of the Merlin Mineral Resource uses a combination of lithological domains, oxidation domains, and mineralisation domains. Gold grades were interpolated using a combination of ordinary kriging and LUC, with silver and other variables estimated using ordinary kriging.
Mineral Reserve
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the gold
Mineral Reserve for the Arthur Gold Project at the end of the fiscal year ended 31 December 2025, based on a gold price estimate of $1,950/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Gold
at 31 December 2025		million	g/t	tonnes	Moz
Arthur Gold Project	Proven	—	—	—	—
	Probable	87.64	1.75	153.68	4.94
	Total	87.64	1.75	153.68	4.94
The below table, prepared in accordance with Table 2 to Paragraph (d)(1) of Item 1304 of Regulation S-K,  summarises the silver
Mineral Reserve for the Arthur Gold Project at the end of the fiscal year ended 31 December 2025, based on a silver price estimate of $19.50/oz, unless otherwise stated.

Mineral Reserve	Category	Tonnes	Grade	Contained Silver
at 31 December 2025		million	g/t	tonnes	Moz
Arthur Gold Project	Proven	—	—	—	—
	Probable	87.64	2.76	242.03	7.78
	Total	87.64	2.76	242.03	7.78
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. All figures are expressed on an attributable basis unless otherwise indicated. The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year is detailed in the table below. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. The reported tonnages for the silver by-product are an outcome from the associated pit, that have been determined based on the extraction of the primary mineral. All ounces are Troy ounces. “Moz” refers to million ounces.
1.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
2.The Mineral Reserve tonnages and grades are estimated and reported as delivered to the plant (i.e., the point where material is delivered to the processing facility).
3.Property currently in a development stage.
4.Hamid Taghavi, SME RM, employed by AngloGold Ashanti, is the Qualified Person responsible for the Arthur Gold Project Mineral Reserve. Refer to “—Qualified
Persons—Qualified Persons in respect of the material properties” below for more information on the Qualified Persons.
5.The gold and silver Mineral Reserve of the Arthur Gold Project includes only the Merlin deposit.
6.In 2025, for Merlin, a dynamic cut-off grade strategy was applied for mine planning and the open pit cut-off grades range from 0.28g/t to 0.49g/t (varying according to grade and material type), and stockpiles cut-off grades range from 0.30g/t to 0.52g/t (varying according to grade and material type) for gold.
7.In 2025, for Merlin, a metallurgical recovery factor range from 63.61% to 95.00% (varying according to grade and material type) was applied to the open pit and stockpiles for gold.
8.In 2025, for Merlin, a metallurgical recovery factor range from 10.20% to 22.21% (varying according to material type) was applied to the open pit for silver.
Year-on-year changes in Mineral Reserve - gold Moz

at 31 December 2025	Arthur Gold Project
Category	Proven	Probable	Total
Previous Year	—	—	—
Depletion	—	—	—
Exploration and Methodology	—	4.94	4.94
Economic Assumptions	—	—	—
Other	—	—	—
Acquisition / Disposal	—	—	—
Current Year	—	4.94	4.94
Net Difference	—	4.94	4.94
% Difference	—	100	100
Note:
Rounding of numbers may result in computational discrepancies. All figures are expressed on an attributable basis unless otherwise indicated.

The addition in gold Mineral Reserve was due to the exploration drilling success at Merlin and the completion of the pre-
feasibility study resulting in the reporting of a first-time gold Mineral Reserve at Merlin.
Estimation
Mineral Reserve is derived from the mine plan, which integrates all relevant modifying factors to establish an operationally and economically viable mine plan. The evaluation of the Mineral Reserve incorporates the appropriate modifying factors to convert
Measured and Indicated Mineral Resource into Probable Mineral Reserve. Inferred Mineral Resource is treated as waste in the mine plan.
Map showing the Arthur Gold Project planned infrastructure and licences
Below is a map that shows the location, infrastructure and mining licence area for the Arthur Gold Project. The coordinates of the
Merlin deposit centroid are depicted on the map and are in the geographic coordinate system.

NORTH BULLFROG
Property description
The North Bullfrog project is a development stage property wholly-owned and managed by AngloGold Ashanti. AngloGold
Ashanti acquired North Bullfrog as part of the Corvus Gold acquisition in January 2022. A gold and silver Mineral Reserve at
North Bullfrog was declared for the first time in 2023. The proposed mining method is conventional open pit mining.
Location
The North Bullfrog project is located approximately 14km northwest of the town of Beatty in Nye County, Nevada, USA. The project is within the Bullfrog Hills sub-district, of the Bullfrog Hills-Bare Mountains District. The Bullfrog Hills-Bare Mountains
District is an historic mining centre that produced approximately 3Moz of gold and 4Moz of silver, primarily from the Bullfrog pit.
Mineralisation style
The project lays within the Walker Lane mineral belt and the Southwestern Nevada Volcanic Field. The regional stratigraphy includes a basement of Late Proterozoic to Late Paleozoic metamorphic and sedimentary rocks.  The North Bullfrog project is a combination of four mineralised deposits comprised of YellowJacket, Sierra Blanca, Jolly Jane, and Mayflower. The YellowJacket
deposit is a very continuous high-grade vein within the moderate-grade stockwork mineralisation. The other three deposits are low to medium-grade.
Gold mineralisation at North Bullfrog is primarily hosted in the middle Miocene Sierra Blanca tuff. Two styles of precious metal epithermal mineralisation are present at the project: high-grade, structurally controlled fissure veins and associated stockwork zones, and low-grade disseminated or replacement deposits within altered volcanic rocks. Two district-scale north striking normal faults are the dominant structural features in the project area, but several smaller-scale faults between them are important controls for distribution of hydrothermal alteration and gold mineralisation.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas Region—
United States of America (Nevada)—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
Currently, there is minimal infrastructure on-site, as it is an exploration area. Current access roads are unsealed and will require upgrading prior to commencing the project. The North Bullfrog project is in Nevada, which has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained. The town of Beatty and urban centres in the region such as
Pahrump and Las Vegas offer infrastructure and services that can support the operation. Additional housing and services will be needed in Beatty, Tonopah, and Amargosa Valley, or transport from larger centres like Pahrump or Las Vegas is needed to sustain a workforce for the project.
Mineral processing
Processing will include heap leaching of lower grade oxide ores that have demonstrated amenability to this process during metallurgical characterisation programmes. Higher grade material containing some coarse gold will be processed in a mill. The leached tails from the mill will be filtered and combined with heap leach material delivered from the mine. The processing infrastructure will include a heap leach pad, a high grade mill, and a combined facility for collecting gold on carbon and producing gold/silver doré in an on-site refinery. The leach pad will be built in two phases and will include ponds to collect gold and silver bearing solution and run-off from the heap leach pad. The mill will include a three-stage crushing circuit, ball mill, gravity concentrators with intensive leach, agitated leach tanks, and horizontal vacuum belt filters for dewatering the leached tails.
NEVADA REGIONAL DEPOSITS
The Nevada Regional Deposits include the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and
Daisy), and the Sterling mine.
Property description
The Sterling mine and all the deposits within Nevada Regional Deposits are wholly-owned and managed by AngloGold Ashanti.
The Bullfrog, Mother Lode and Crown Block (SNA, Secret Pass and Daisy) deposits are in an exploration stage with no Mineral
Reserve having been declared. Reward is a development stage property with a disclosed Mineral Reserve at a feasibility level completed by Augusta Gold in 2024. The deposits within Reward, Bullfrog, Mother Lode and Crown Block contain mineralisation at or near the surface that is suitable for open pit mining methods. Mother Lode was acquired by AngloGold Ashanti as part of the
Corvus Gold acquisition in January 2022. The Sterling mine and the Crown Block deposits were acquired by AngloGold Ashanti through the acquisition of Coeur Sterling in November 2022. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. The Sterling mine is currently on care and maintenance and consists of historical open pit mining as well as underground mining.
The Mineral Resource is based on estimates that contain inherent risk and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analyses. Based on uncertainty due to geological interpretation from widespread drill hole information, an Inferred Mineral Resource confidence was applied to the Mineral Resource of the Mother Lode and Crown

Block deposits as well as the Sterling mine. Further Mineral Resource drilling and appropriate analyses will be required to upgrade the confidence to an Indicated Mineral Resource.
Location
The Nevada Regional Deposits are located within 15km of the town of Beatty in Nye County, Nevada, USA. The deposits are within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains District.
Mineralisation style
The Reward gold mineralisation can be classified as an example of a structurally-controlled, locally disseminated, sediment-
hosted mesothermal quartz vein gold.
The mineralisation of the Bullfrog deposit is contained in epithermal quartz-calcite veins and stockworks. The main host rocks are middle Miocene volcanic rocks ranging from latite lavas to rhyolitic ammonia tanks tuff.
The Mother Lode project consists of structurally and stratigraphically-controlled disseminated mineralisation hosted primarily in rhyolite porphyry dykes, sedimentary rocks of Joshua Hollow, and to a lesser degree, Paleozoic sedimentary rocks. The primary structural control feeding mineralisation at Mother Lode is a series of north-trending, 50° to 70° west-dipping rhyolite dyke-filled structures. Mineralisation is both semi-tabular and highly irregular as fluids ascended along dyke-filled structures in the underlying Paleozoic rocks through the Tertiary unconformity and expanded upward into the Tertiary section.
With respect to Crown Block, the gold mineralisation style at Secret Pass deposit is characterised as an epithermal system
(similar to North Bullfrog and Silicon deposit in the Arthur Gold Project). The gold mineralisation style at Daisy, Sterling, and SNA deposits is characterised as sediment-hosted deposits. Oxidised gold appears to be controlled by thrust domains and steep north-striking faults in these deposits.
Legal aspects and tenure
Refer to “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to Mine—Americas Region—
United States of America (Nevada)—AngloGold Ashanti’s rights and permits”.
Processing plants and other available facilities
The Reward project planned infrastructure includes an open pit mine, waste rock dumps, mine shop, magazine, crushing plant, heap leach pad and ponds, process plant, various office buildings, laboratory and the main access road. The site is accessed via
U.S. Highway 95, which is a paved, two-lane highway that provides access to Las Vegas to the south and Reno to the north. Site roads will be constructed on fill and maintained with a motor grader during operations. Installation of a new well and water line is needed to supply processing and dust control requirements. A powerline adjacent to the project will need to be extended to reach the process, mining, and administration facilities.
Recent production at the Bullfrog project included open-pit and underground operations by a 9,000tpd mill from 1989 to 1999.
There are minimal remaining utilities and infrastructure currently at site, however roadways, water pipelines, and powerlines used for the project still exist and could be accessible for construction and operation of new facilities. Current studies assume heap leach processing from laybacks to the legacy open pit with either tertiary crushed or ROM material with pregnant solutions treated in an on-site adsorption, desorption, and recovery plant.
The Crown Block and Sterling projects were acquired from Coeur Mining, Inc. in 2022. The Crown Block includes the C-horst,
SNA, Secret Pass, and Daisy deposits. Production from the Mother Lode, Secret Pass and Daisy open pits included open pit mining and heap leach processing of oxidised material. Mining and production ended in 1991. The project area currently has minimal infrastructure on-site, as it is an exploration area with a reclaimed overburden facility, heap leach pad, and small open pits. Future mining and processing from these historical pits, and the adjacent SNA deposit, will benefit from the nearby Arthur
Gold Project for mining and processing of oxidised material. A pressure oxidation facility would be needed for processing unoxidised material from the Mother Lode deposit.
Production at the Sterling mine included underground mining and heap leaching of oxidised material. The primary production ended in 2002 and was restarted again in 2011 with processing continuing until 2015. The project is accessible by road from Las
Vegas, 185km via U.S. Highway 95 and a good secondary, 13km long gravel road. The Sterling mine site contains office, maintenance and storage facilities to support care and maintenance activities. Power is supplied to the office and maintenance facility with small local generator sets. Water is supplied from a well located about 4km from the administration building. A heap leach facility and some of the associated equipment is still present at site. For processing of material from new open pit mining, additional heap leaching facilities are required and the existing equipment will need significant refurbishment or replacement.
The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.
Mineral processing
The Reward deposit which includes Good Hope and Gold Ace area has no history of previous mining or processing. Metallurgical testwork completed since 1998 indicates that the oxide material from the Good Hope Deposit is amenable to conventional heap leaching. Although testwork shows lower recoveries for the Gold Ace material, Good Hope results support the planned heap leach flowsheet for the project. Material from the open pit will be crushed, conveyor stacked onto a heap leach pad and leached using dilute cyanide solution. Gold in solution will be recovered in a carbon-in-column circuit. Loaded carbon will be processed with on-site carbon stripping and smelting facilities.
Past production of the Bullfrog deposits, which includes the Bullfrog, Montgomery-Shoshone and Bonanza areas, includes underground mining and cyanidation milling from 1907 to 1911, and later open-pit operations by a 9,000 tonnes-per-day mill from
1989 to 1999. Metallurgical testwork completed between 1986 and 2019, including bottle roll, column leach, and pilot heap leach testing, indicates that the remaining mineralised material is amenable to heap leaching. Additional testwork is required to optimise crush size, assess silver recovery, and evaluate carbon-pyrite alteration zones that show reduced leach performance.
Previous operations at Mother Lode included crushing and heap leaching of oxide ores from the Mother Lode pit. Mineralised material from the expanded pit will be processed either without crushing on a heap leach pad (oxidised material) or in a mill using agitated tank bio-oxidation and cyanidation (sulphide). Although the sulphide mineral samples responded well to this method, additional work will need to be done to ensure that bio-oxidation is the most appropriate pre-oxidation process for this project.
Previous Sterling mine processing included heap leaching the oxidised ore. After mine production ceased, the heap leach pad continued to be turned over until October 2001, with additional ore from a low-grade stockpile added in early 2001. Gold recovery continued until August 2002 when a final strip was carried out. Mineralised material from the Crown Block deposits will be processed either without crushing on a heap leach pad (oxidised material) or in a mill using agitated tank bio-oxidation and cyanidation (sulphide material).
MINERAL RESOURCE AND MINERAL RESERVE
The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Regulation S-K 1300, which contains the SEC’s mining property disclosure requirements for mining registrants. Mineral Resource and Mineral Reserve are estimates that contain inherent risk and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with
AngloGold Ashanti’s mining properties, refer to “Item 3D: Risk Factors”.
Price assumptions
The Mineral Resource and Mineral Reserve are based on the use of economic assumptions that provide a reasonable basis for establishing the prospects of economic extraction for the Mineral Resource as well as the expected price for the Mineral Reserve to be economically viable. These economic assumptions are based on the Company’s assessment of multiple factors, including long-range commodity price trends, consensus exchange rate and price forecasts, historical price averages, impacts on inflation and the resulting high-interest rate environment. AngloGold Ashanti selects appropriate prices for the Mineral Reserve mine plan that align to its strategy for the asset. The resultant plan is then tested for economic viability at the stated Mineral Reserve price.
Key Mineral Resource and Mineral Reserve assumptions
The following prices and exchange rates were used as the basis for estimation, unless otherwise stated:

	At December 31,
	2025	2024
Mineral Resource gold price (US$/oz)	2,000	1,900
Mineral Resource copper price (US$/lb) (1)	3.50	3.50
Mineral Resource silver price (US$/oz)	23.00	23.00
Mineral Resource molybdenum price (US$/lb)	12.00	12.00
Mineral Reserve gold price (US$/oz)	1,700	1,600
Mineral Reserve copper price (US$/lb) (1)	3.10	2.90
Mineral Reserve silver price (US$/oz)	19.50	19.50
Exchange Rate – Australia (AUD / US$)	0.66	0.67
Exchange Rate – Brazil (US$ / BRL)	5.82	5.20
Exchange Rate – Argentina (US$ / ARS)	1,550	1,185
Exchange Rate – Colombia (US$ / COP)	3,558 (for Mineral Resource and Mineral Reserve)	3,558 (for Mineral Resource) 3,208 (for Mineral Reserve)
Notes:
2025 prices and exchange rates consider ten-year historical averages, forward-looking market consensus and management estimates in the establishment of the metal price and foreign exchange assumptions
(1)Only applicable to the Quebradona project
The Mineral Resource, as reported, is exclusive of the Mineral Reserve component before dilution and other factors are applied.
Mineral Resource and Mineral Reserve estimates are reported at 31 December 2025 and are net of depletion.

MINERAL RESOURCE
Gold
The AngloGold Ashanti gold Measured and Indicated Mineral Resource increased from 67.1Moz at 31 December 2024 to
68.0Moz at 31 December 2025. Additions included 1.3Moz from the acquisition of the Reward and Bullfrog assets from Augusta
Gold, exploration and modelling changes of 1.0Moz and economic assumptions of 0.4Moz. The additions were partially offset by reductions which included disposals of the Doropo, ABC and Serra Grande assets of 1.7Moz and other factors of 0.1Moz. As a result, the net year-on-year gold Measured and Indicated Mineral Resource addition was 0.9Moz.
The AngloGold Ashanti gold Inferred Mineral Resource decreased from 55.0Moz at 31 December 2024 to 49.3Moz at 31
December 2025. Additions included exploration and modelling changes of 3.4Moz (excluding the Arthur Gold Project) and
0.3Moz from the acquisition of the Reward and Bullfrog assets from Augusta Gold and other factors of 0.2Moz. The additions were fully offset by exploration and modelling reductions of 5.8Moz at the Arthur Gold Project due to the development of a new
Mineral Reserve, disposals of the Doropo, ABC and Serra Grande assets of 3.3Moz and economic assumptions of 0.5Moz. As a result, the net year-on-year gold Inferred Mineral Resource reduction was 5.7Moz.
On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A. At 31 December 2025, the gold Measured and Indicated Mineral Resource at La Colosa amounted to 23.35Moz and the gold Inferred Mineral Resource at La Colosa amounted to 4.98Moz.
The gold Mineral Resource at 31 December 2025 was estimated using a gold price of $2,000/oz, unless otherwise stated (2024:
$1,900/oz). Refer to the gold Mineral Resource table below, prepared in accordance with Table 1 (Summary Mineral Resource)
to Paragraph (b) of Item 1303 of Regulation S-K.
Copper
The AngloGold Ashanti copper Mineral Resource remained unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral
Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource at 31 December 2025 as compared to 31 December 2024, as a feasibility study optimisation is ongoing and no additional exploration has been completed at Quebradona.
The copper Mineral Resource at 31 December 2025 was estimated using a copper price of $3.50/lb (2024: $3.50/lb). Refer to the copper Mineral Resource table below, prepared in accordance with Table 1 (Summary Mineral Resource) to Paragraph (b) of
Item 1303 of Regulation S-K.
MINERAL RESERVE
Gold
The AngloGold Ashanti gold Mineral Reserve increased from 31.2Moz at 31 December 2024 to 36.5Moz at 31 December 2025.
Additions consisted of exploration and modelling changes of 7.3Moz, including the first-time reporting of the Arthur Gold Project
Mineral Reserve of 4.9Moz, the acquisition of the Reward asset from Augusta Gold of 0.4Moz, economic assumptions of 2.1Moz and other factors of 0.2Moz. The additions were partially offset by reductions that included depletion of 2.7Moz and disposals of the Doropo and Serra Grande assets of 2.0Moz. As a result, the net year-on-year gold Mineral Reserve addition was 5.3Moz.
The gold Mineral Reserve at 31 December 2025 was estimated using a gold price of $1,700/oz, unless otherwise stated (2024:
$1,600/oz). Refer to the gold Mineral Reserve table below, prepared in accordance with Table 2 (Summary Mineral Reserve) to
Paragraph (b) of Item 1303 of Regulation S-K.
Copper
The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) at 31 December 2025 as compared to 31 December 2024, as a feasibility study optimisation is ongoing and no additional exploration has been completed at
Quebradona.
The copper Mineral Reserve at 31 December 2025 was estimated using a copper price of $3.10/lb (2024: $2.90/lb). Refer to the copper Mineral Reserve table below, prepared in accordance with Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item
1303 of Regulation S-K.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for gold at the end of the fiscal year ended 31 December 2025, based on an estimated gold price of $2,000/oz, unless otherwise stated.

Mineral Resource (1)	At 31 December 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
Gold	Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	63.60	1.88	119.57	3.84	410.92	1.74	715.04	22.99	474.52	1.76	834.61	26.83	320.86	2.29	734.80	23.62
Democratic Republic of the Congo	5.92	2.86	16.93	0.54	27.16	2.30	62.36	2.01	33.08	2.40	79.29	2.55	21.98	2.10	46.11	1.48
Kibali (45%) (2)(4)(13)	5.92	2.86	16.93	0.54	27.16	2.30	62.36	2.01	33.08	2.40	79.29	2.55	21.98	2.10	46.11	1.48
Ghana	6.18	7.14	44.18	1.42	118.32	2.88	340.24	10.94	124.51	3.09	384.42	12.36	102.58	4.24	435.24	13.99
Iduapriem (13)	0.07	0.72	0.05	0.00	74.60	1.44	107.19	3.45	74.67	1.44	107.24	3.45	58.64	1.57	92.29	2.97
Obuasi (5)(13)	6.12	7.21	44.13	1.42	43.72	5.33	233.05	7.49	49.84	5.56	277.17	8.91	43.93	7.81	342.95	11.03
Guinea	—	—	—	—	154.81	1.06	164.14	5.28	154.81	1.06	164.14	5.28	112.74	1.14	128.42	4.13
Siguiri (85%) (2)(13)	—	—	—	—	154.81	1.06	164.14	5.28	154.81	1.06	164.14	5.28	112.74	1.14	128.42	4.13
Tanzania	9.90	2.47	24.51	0.79	70.15	1.77	124.31	4.00	80.05	1.86	148.82	4.78	53.22	2.01	107.09	3.44
Geita (6)(13)	9.90	2.47	24.51	0.79	70.15	1.77	124.31	4.00	80.05	1.86	148.82	4.78	53.22	2.01	107.09	3.44
Egypt	41.60	0.82	33.96	1.09	40.48	0.59	23.98	0.77	82.08	0.71	57.94	1.86	30.34	0.59	17.94	0.58
Sukari (50%) (2)(8)(13)	41.60	0.82	33.96	1.09	40.48	0.59	23.98	0.77	82.08	0.71	57.94	1.86	30.34	0.59	17.94	0.58
Americas Region	16.97	4.16	70.55	2.27	27.22	3.33	90.56	2.91	44.19	3.65	161.12	5.18	41.60	3.93	163.60	5.26
Argentina	6.06	3.26	19.78	0.64	7.63	3.08	23.52	0.76	13.69	3.16	43.30	1.39	3.15	3.32	10.47	0.34
Cerro Vanguardia (92.5%) (2)(13)	6.06	3.26	19.78	0.64	7.63	3.08	23.52	0.76	13.69	3.16	43.30	1.39	3.15	3.32	10.47	0.34
Brazil	10.91	4.66	50.78	1.63	19.60	3.42	67.04	2.16	30.50	3.86	117.82	3.79	38.45	3.98	153.13	4.92
AGA Mineração - Córrego do Sítio (9)	3.03	3.31	10.04	0.32	7.80	3.16	24.66	0.79	10.83	3.20	34.70	1.12	20.45	3.94	80.56	2.59
AGA Mineração - Cuiabá (13)	5.52	6.29	34.71	1.12	6.20	4.93	30.57	0.98	11.72	5.57	65.29	2.10	11.87	5.01	59.49	1.91
AGA Mineração - Lamego (13)	2.35	2.56	6.02	0.19	5.60	2.11	11.81	0.38	7.95	2.24	17.83	0.57	6.13	2.13	13.07	0.42
Australia Region	41.71	1.89	78.70	2.53	31.28	1.85	57.88	1.86	72.99	1.87	136.58	4.39	51.55	2.19	113.07	3.64
Sunrise Dam (13)	32.16	1.91	61.53	1.98	24.83	1.74	43.23	1.39	57.00	1.84	104.77	3.37	31.77	2.04	64.80	2.08
Butcher Well (70%) (2)(11)	—	—	—	—	—	—	—	—	—	—	—	—	2.62	3.93	10.28	0.33
Tropicana (70%) (2)(13)	9.55	1.80	17.17	0.55	6.45	2.27	14.65	0.47	15.99	1.99	31.81	1.02	17.16	2.21	37.98	1.22
Projects	76.03	0.44	33.54	1.08	1,240.72	0.77	949.62	30.53	1,316.75	0.75	983.16	31.61	905.33	0.58	523.33	16.83
Colombia	45.15	0.37	16.93	0.54	982.40	0.79	776.20	24.96	1,027.55	0.77	793.13	25.50	523.83	0.43	225.50	7.25
La Colosa (10)(11)	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona (12)(14)	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	30.88	0.54	16.61	0.53	258.31	0.67	173.41	5.58	289.20	0.66	190.03	6.11	381.50	0.78	297.83	9.58
North Bullfrog (12)	—	—	—	—	49.85	0.27	13.22	0.43	49.85	0.27	13.22	0.43	40.28	0.24	9.52	0.31
Arthur Gold (7)(12)	—	—	—	—	164.14	0.84	137.30	4.41	164.14	0.84	137.30	4.41	219.79	0.90	197.33	6.34
Nevada Regional Deposits (15)	30.88	0.54	16.61	0.53	44.32	0.52	22.89	0.74	75.20	0.53	39.51	1.27	121.43	0.75	90.97	2.92
AngloGold Ashanti Total	198.31	1.52	302.36	9.72	1,710.14	1.06	1,813.10	58.29	1,908.46	1.11	2,115.47	68.01	1,319.34	1.16	1,534.79	49.34
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified
Persons (employed by AngloGold Ashanti unless otherwise stated). The net difference between the Mineral Resource at the end of the last completed financial year and the preceding financial year is detailed for material properties in this annual report on Form 20-F. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and constrained to meet the requirement for reasonable prospects of economic extraction by volumes created through a mine shape optimiser process for underground or within an economically optimised pit shell for open pit and stockpiled material is reported as broken material. The Serra Grande mine in Brazil and the Doropo and ABC projects in Côte d’Ivoire were sold in 2025.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

(2) Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4) Kibali is operated by Barrick Mining Corporation (“Barrick”). The Mineral Resource estimate was prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of
Barrick’s Qualified Persons. In 2025, a cut-off grade range from 0.59g/t to 0.82g/t (varying according to area and weathering domain) with an overall tonnage weighted average cut-off grade of 0.71g/t was applied to the open pits, a cut-off grade range from 0.45g/t to 0.49g/t (varying according to area and weathering domain) was applied to the stockpiles, and a cut-off grade of 0.91g/t was applied to the underground. In 2025, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area and weathering domain) was applied to the open pits, stockpiles, and underground for gold. The
Qualified Person responsible for the Kibali Mineral Resource is Richard Peattie, FAusIMM, employed by Barrick.
(5) In 2025, for Obuasi, a cut-off grade of 0.94g/t was applied to the open pit, and a cut-off grade range from 3.22g/t to 3.96g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor of 88.0% was applied to the open pit and underground for gold. The Qualified Person responsible for the Obuasi Mineral Resource is Eric Kofi Owusu Acheampong, MAusIMM (CP).
(6) In 2025, for Geita, a cut-off grade range from 0.50g/t to 1.20g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.52g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor range from 43.50% to 97.00% (varying according to material type) was applied to the open pit, a metallurgical recovery factor of 92.80% was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground for gold. The Qualified Person responsible for the Geita
Mineral Resource is Janeth Luponelo, SME RM.
(7) The gold Mineral Resource of the Arthur Gold Project (previously Expanded Silicon) includes the Silicon and Merlin deposits. The Merlin gold Mineral Resource is based on a gold price of $2,150/oz. In 2025, for Merlin, a cut-off grade range from 0.19g/t to 0.30g/t (varying according to grade and material type) was applied to the open pit. In 2025, for Merlin, a metallurgical recovery factor range from 63.61% to
95.00% (varying according to grade and material type) was applied to the open pit for gold. The Silicon gold Mineral Resource is based on a gold price of $1,750/oz. In 2025, for Silicon, a cut-off grade of
0.14g/t was applied to the open pit. In 2025, for Silicon, a metallurgical recovery factor range from 46.0% to 79.0% (varying according to grade and material type) was applied to the open pit for gold. The
Qualified Person responsible for the Arthur Gold Project Mineral Resource is Geoffrey Gushée, FAusIMM.
(8) In 2025, for Sukari, a cut-off grade of 0.20g/t was applied to the open pit, a cut-off grade of 0.43g/t was applied to the stockpiles, and a cut-off grade of 1.20g/t was applied to the underground. In 2025, a metallurgical recovery factor of 89.50% was applied to the open pit and underground, and a metallurgical recovery factor of 86.56% was applied to the stockpiles for gold. Open pit gold Mineral Resource is based on a gold price of $2,150/oz. Stockpile gold Mineral Resource is based on a gold price of $1,700/oz. The Qualified Person responsible for the Sukari Mineral Resource is Doxel Mutunda, MAIG.
(9) The Córrego do Sítio (“CdS”) operation was placed on care and maintenance in August 2023.  The Mineral Resource at CdS is based on a gold price of $1,750/oz.
(10) The La Colosa gold Mineral Resource is based on a gold price of $1,400/oz. The delineation of the Los Nevados Páramo by Resolution 1987/2016 in November 2016 is considered a risk or uncertainty to the gold Mineral Resource estimate, and Resolution 1987/2016 is currently being contested before the Colombian courts. This puts potentially approximately 13.99Moz (50%) of the gold Mineral Resource at risk. The La Colosa project has been classified as held for sale in the Company’s consolidated statement of financial position as at 31 December 2025. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.
(11) Property currently in an exploration stage.
(12) Property currently in a development stage.
(13) Property currently in a production stage.
(14) The Quebradona gold Mineral Resource is based on a gold price of $1,500/oz.
(15) The Nevada Regional Deposits gold Mineral Resource includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. No additional work was completed on the Reward and Bullfrog gold Mineral Resource during 2025, and the Qualified
Person has not performed sufficient work to support classification of the estimate as a current gold Mineral Resource. The Reward gold Mineral Resource is currently in a development stage and based on a gold price of $1,950/oz. The Sterling mine gold Mineral Resource is currently on care and maintenance and based on a gold price of $1,700/oz. The remainder of the gold Mineral Resource in the Nevada
Regional Deposits are currently in an exploration stage, where the Mother Lode gold Mineral Resource is based on a gold price of $1,500/oz, the Crown Block gold Mineral Resource is based on a gold price of $1,700/oz, and the Bullfrog gold Mineral Resource is based on a gold price of $1,550/oz.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for copper at the end of the fiscal year ended 31 December 2025, based on an estimated copper price of $3.50/lb.

Mineral Resource (1)	At 31 December 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
Copper	Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Projects	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Colombia	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Quebradona (3)	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation,
AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Property currently in a development stage.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for silver at the end of the fiscal year ended 31 December 2025, based on an estimated silver price of $23.00/oz, unless otherwise stated.

Mineral Resource (1)	At 31 December 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
Silver	Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	6.06	65.49	396.87	12.76	7.63	75.09	572.69	18.41	13.69	70.84	969.57	31.17	3.15	105.73	333.19	10.71
Argentina	6.06	65.49	396.87	12.76	7.63	75.09	572.69	18.41	13.69	70.84	969.57	31.17	3.15	105.73	333.19	10.71
Cerro Vanguardia (92.5%) (2)(6)	6.06	65.49	396.87	12.76	7.63	75.09	572.69	18.41	13.69	70.84	969.57	31.17	3.15	105.73	333.19	10.71
Projects	75.28	3.25	244.63	7.87	403.79	3.21	1,297.84	41.73	479.07	3.22	1,542.47	49.59	652.80	2.61	1,705.92	54.85
Colombia	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
Quebradona (5)(7)	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
United States of America	30.13	1.35	40.72	1.31	254.88	2.39	608.91	19.58	285.01	2.28	649.63	20.89	346.86	1.69	584.66	18.80
North Bullfrog (5)	—	—	—	—	49.85	0.28	13.95	0.45	49.85	0.28	13.95	0.45	40.28	0.32	12.80	0.41
Arthur Gold (5)(8)	—	—	—	—	164.14	3.33	546.51	17.57	164.14	3.33	546.51	17.57	219.79	2.26	496.48	15.96
Nevada Regional Deposits (4)(9)	30.13	1.35	40.72	1.31	40.88	1.18	48.44	1.56	71.01	1.26	89.16	2.87	86.79	0.87	75.38	2.42
AngloGold Ashanti Total	81.34	7.89	641.51	20.62	411.42	4.55	1,870.53	60.14	492.76	5.10	2,512.04	80.76	655.95	3.11	2,039.10	65.56

Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation,
AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the silver by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR)
approach has been adopted). All Qualified Persons are employed by AngloGold Ashanti unless otherwise stated.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4) Property currently in an exploration stage.
(5) Property currently in a development stage.
(6) Property currently in a production stage.
(7) The Quebradona silver Mineral Resource is based on a silver price of $25.15/oz.
(8) The silver Mineral Resource of the Arthur Gold Project (previously Expanded Silicon) includes the Silicon and Merlin deposits. In 2025, for Merlin, a metallurgical recovery factor range from 10.20% to
22.21% (varying according to grade and material type) was applied to the open pit for silver. The Silicon silver Mineral Resource is based on a silver price of $26.25/oz. In 2025, for Silicon, a metallurgical recovery factor range from 17.00% to 21.00% (varying according to grade and material type) was applied to the open pit for silver. The Qualified Person responsible for the Arthur Gold
Project Mineral Resource is Geoffrey Gushée, FAusIMM.
(9) The Nevada Regional Deposits silver Mineral Resource includes the Mother Lode and Bullfrog deposits. Bullfrog was acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October
2025. No additional work was completed on the Bullfrog silver Mineral Resource during 2025, and the Qualified Person has not performed sufficient work to support classification of the estimate as a current silver Mineral Resource. The Mother Lode silver Mineral Resource is based on a silver price of $18.75/oz and the Bullfrog silver Mineral Resource is based on a silver price of $20.00/oz.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for molybdenum at the end of the fiscal year ended 31 December 2025, based on an estimated molybdenum price of $12.00/lb.

Mineral Resource (1)	At 31 December 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
Molybdenum	Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum
	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million
Projects	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Colombia	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Quebradona (3)	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
AngloGold Ashanti Total	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation,
AngloGold Ashanti reports tonnage and content (kilotonnes) to two decimals and grade and content (pounds million) with no decimals for molybdenum. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the molybdenum by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for Quebradona is copper and a net smelter return (NSR) approach has been adopted.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Property currently in a development stage.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for sulphur at the end of the fiscal year ended 31 December 2025.

Mineral Resource (1)	At 31 December 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
Sulphur	Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	7.87	4.5	0.35	777	11.80	3.1	0.37	806	19.67	3.6	0.72	1,583	18.00	3.8	0.68	1,508
Brazil	7.87	4.5	0.35	777	11.80	3.1	0.37	806	19.67	3.6	0.72	1,583	18.00	3.8	0.68	1,508
AGA Mineração - Cuiabá (3)	5.52	5.1	0.28	625	6.20	3.1	0.19	419	11.72	4.0	0.47	1,043	11.87	3.7	0.44	964
AGA Mineração - Lamego (3)	2.35	2.9	0.07	152	5.60	3.1	0.18	387	7.95	3.1	0.24	539	6.13	4.0	0.25	544
AngloGold Ashanti Total	7.87	4.5	0.35	777	11.80	3.1	0.37	806	19.67	3.6	0.72	1,583	18.00	3.8	0.68	1,508
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation,
AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the sulphur by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral which is gold.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Property currently in a production stage.  A sulphuric acid price of $130/t is used.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for gold at the end of the fiscal year ended 31 December 2025, based on an estimated gold price of $1,700/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2025
	Proven				Probable				Total Mineral Reserve
Gold	Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	107.60	1.62	174.04	5.60	250.21	2.11	527.97	16.97	357.81	1.96	702.01	22.57
Democratic Republic of the Congo	13.45	3.13	42.16	1.36	36.87	2.92	107.49	3.46	50.32	2.97	149.65	4.81
Kibali (45%) (1)(3)(8)	13.45	3.13	42.16	1.36	36.87	2.92	107.49	3.46	50.32	2.97	149.65	4.81
Ghana	8.45	5.75	48.58	1.56	64.67	3.68	237.93	7.65	73.13	3.92	286.51	9.21
Iduapriem (8)	4.22	0.90	3.80	0.12	47.61	1.33	63.13	2.03	51.83	1.29	66.93	2.15
Obuasi (4)(8)	4.23	10.58	44.78	1.44	17.06	10.25	174.80	5.62	21.30	10.31	219.58	7.06
Guinea	8.89	0.62	5.47	0.18	73.73	0.84	61.82	1.99	82.62	0.81	67.29	2.16
Siguiri (85%) (1)(8)	8.89	0.62	5.47	0.18	73.73	0.84	61.82	1.99	82.62	0.81	67.29	2.16
Tanzania	21.20	1.06	22.44	0.72	54.49	1.88	102.65	3.30	75.69	1.65	125.09	4.02
Geita (5)(8)	21.20	1.06	22.44	0.72	54.49	1.88	102.65	3.30	75.69	1.65	125.09	4.02
Egypt	55.61	1.00	55.39	1.78	20.44	0.88	18.08	0.58	76.06	0.97	73.48	2.36
Sukari (50%) (1)(7)(8)	55.61	1.00	55.39	1.78	20.44	0.88	18.08	0.58	76.06	0.97	73.48	2.36
Americas Region	7.05	4.47	31.54	1.01	11.67	4.12	48.10	1.55	18.72	4.25	79.65	2.56
Argentina	2.76	3.48	9.62	0.31	4.14	2.92	12.08	0.39	6.90	3.14	21.70	0.70
Cerro Vanguardia (92.5%) (1)(8)	2.76	3.48	9.62	0.31	4.14	2.92	12.08	0.39	6.90	3.14	21.70	0.70
Brazil	4.29	5.12	21.92	0.70	7.54	4.78	36.03	1.16	11.82	4.90	57.95	1.86
AGA Mineração - Córrego do Sítio (10)	0.84	3.10	2.62	0.08	2.01	4.42	8.89	0.29	2.86	4.03	11.50	0.37
AGA Mineração - Cuiabá (8)	2.58	6.43	16.61	0.53	4.48	5.39	24.15	0.78	7.07	5.77	40.75	1.31
AGA Mineração - Lamego (8)	0.86	3.15	2.70	0.09	1.04	2.87	2.99	0.10	1.90	3.00	5.70	0.18
Australia Region	23.89	1.31	31.39	1.01	17.52	2.37	41.52	1.34	41.40	1.76	72.91	2.34
Sunrise Dam (8)	8.77	1.69	14.78	0.48	5.51	2.97	16.34	0.53	14.27	2.18	31.12	1.00
Tropicana (70%) (1)(8)	15.12	1.10	16.61	0.53	12.01	2.10	25.19	0.81	27.13	1.54	41.79	1.34
Projects	5.49	0.93	5.11	0.16	292.83	0.94	274.55	8.83	298.32	0.94	279.66	8.99
Colombia	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Quebradona (9)(12)	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
United States of America	5.49	0.93	5.11	0.16	172.81	1.12	193.71	6.23	178.30	1.12	198.82	6.39
North Bullfrog (9)(11)	—	—	—	—	77.01	0.44	33.64	1.08	77.01	0.44	33.64	1.08
Arthur Gold (6)(9)	—	—	—	—	87.64	1.75	153.68	4.94	87.64	1.75	153.68	4.94
Nevada Regional Deposits (13)	5.49	0.93	5.11	0.16	8.16	0.78	6.39	0.21	13.65	0.84	11.50	0.37
AngloGold Ashanti Total	144.03	1.68	242.08	7.78	572.23	1.56	892.15	28.68	716.26	1.58	1,134.22	36.47
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified
Persons (employed by AngloGold Ashanti unless otherwise stated). The net difference between the Mineral Reserve at the end of the last completed financial year and the preceding financial year is detailed for material properties in this annual report on Form 20-F. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The Serra Grande mine in Brazil and the Doropo project in Côte d’Ivoire were sold in 2025.

(1) Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Kibali is operated by Barrick. The Mineral Reserve estimate was prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of Barrick’s Qualified
Persons. The Kibali gold Mineral Reserve is based on a gold price of $1,500/oz. In 2025, a cut-off grade range from 0.76g/t to 0.99g/t (varying according to area and weathering domain) was applied to the open pits, a cut-off grade range from 0.45g/t to 0.49g/t (varying according to weathering domain) was applied to the stockpiles, and a cut-off grade of 2.06g/t was applied to the underground. In 2025, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area and weathering domain) was applied to the open pits, stockpiles, and underground for gold. The Qualified Person responsible for the Kibali Mineral Reserve is Derek Holm, FAusIMM, employed by Barrick.
(4) In 2025, for Obuasi, a cut-off grade range from 4.91g/t to 6.31g/t was applied to the underground (varying according to area). In 2025, a metallurgical recovery factor of 88.0% was applied to the underground for gold. The Qualified Person responsible for the Obuasi Mineral Reserve is Douglas Atanga, SME RM.
(5) In 2025, for Geita, a cut-off grade range from 0.85g/t to 0.95g/t (varying according to area) was applied to the open pit, a cut-off grade range from 0.70g/t to 0.88g/t (varying according to material type) was applied to the stockpiles, and a cut-off grade range from 2.40g/t to 3.36g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor range from
92.80% to 97.00% (varying according to material type) was applied to the open pit, a metallurgical recovery factor of 92.80% was applied to the stockpiles, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground for gold. The Qualified Person responsible for the Geita Mineral Reserve is Duan Campbell, Pr. Eng.
(6) The gold Mineral Reserve of the Arthur Gold Project (previously Expanded Silicon) includes only the Merlin deposit. The Merlin gold Mineral Reserve was declared for the first time in 2025 and is based on a gold price of $1,950/oz. In 2025, for Merlin, a dynamic cut-off grade strategy was applied for mine planning and the open pit cut-off grades range from 0.28g/t to 0.49g/t (varying according to grade and material type), and stockpiles cut-off grades range from 0.30g/t to 0.52g/t (varying according to grade and material type). In 2025, for the Merlin deposit, a metallurgical recovery factor range from 63.61% to 95.00% (varying according to grade and material type) was applied to the open pit and stockpiles for gold. The Qualified Person responsible for the Arthur
Gold Project Mineral Reserve is Hamid Taghavi, SME RM.
(7) In 2025, for Sukari, a cut-off grade of 0.43g/t was applied to the open pit and stockpiles, and a cut-off grade of 2.34g/t was applied to the underground. In 2025, a metallurgical recovery factor of
89.50% was applied to the open pit and underground, and a metallurgical recovery factor of 86.56% was applied to the stockpiles for gold. The Qualified Person responsible for the Sukari open pit
Mineral Reserve is Sherif Moemen, MAusIMM (CP) and the Qualified Person responsible for the Sukari underground Mineral Reserve is Mahmoud Abdelmonem, MIMMM QMR.
(8) Property currently in a production stage.
(9) Property currently in a development stage.
(10) The CdS operation was placed on care and maintenance in August 2023.
(11) The North Bullfrog gold Mineral Reserve is based on a gold price of $1,720/oz.
(12) The Quebradona gold Mineral Reserve is based on a gold price of $1,350/oz.
(13) The Nevada Regional Deposits gold Mineral Reserve includes only the Reward deposit, currently in a development stage. The remainder of the deposits in the Nevada Regional Deposits are currently in an exploration stage. The Reward deposit was acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. The Reward deposit gold Mineral Reserve is based on a gold price of $1,850/oz. No additional work was completed on the Reward deposit gold Mineral Reserve during 2025, and the Qualified Person has not performed sufficient work to support classification of the estimate as a current gold Mineral Reserve.
The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the fiscal year ended 31 December 2025, based on an estimated copper price of $3.10/lb.

Mineral Reserve	At 31 December 2025
	Proven				Probable				Total Mineral Reserve
Copper	Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Projects	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Colombia	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Quebradona (2)	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold
Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. The reference point for the Mineral Reserve is the point of delivery to the process plant. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
(1) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2) Property currently in a development stage.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for silver at the end of the fiscal year ended 31 December 2025, based on an estimated silver price of $19.50/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2025
	Proven				Probable				Total Mineral Reserve
Silver	Tonnes (2)	Grade	Contained Silver		Tonnes (2)	Grade	Contained Silver		Tonnes (2)	Grade	Contained Silver
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	2.76	61.14	168.99	5.43	4.14	97.25	402.31	12.93	6.90	82.79	571.30	18.37
Argentina	2.76	61.14	168.99	5.43	4.14	97.25	402.31	12.93	6.90	82.79	571.30	18.37
Cerro Vanguardia (92.5%) (1)(4)	2.76	61.14	168.99	5.43	4.14	97.25	402.31	12.93	6.90	82.79	571.30	18.37
Projects	—	—	—	—	284.66	4.31	1,227.68	39.47	284.66	4.31	1,227.68	39.47
Colombia	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
Quebradona (3)(5)	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
United States of America	—	—	—	—	164.65	2.15	353.35	11.36	164.65	2.15	353.35	11.36
North Bullfrog (3)	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
Arthur Gold (3)(6)	—	—	—	—	87.64	2.76	242.03	7.78	87.64	2.76	242.03	7.78
AngloGold Ashanti Total	2.76	61.14	168.99	5.43	288.80	5.64	1,629.99	52.41	291.56	6.17	1,798.98	57.84
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation,
AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the silver by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted). All Qualified Persons are employed by AngloGold Ashanti unless otherwise stated.
(1) Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Property currently in a development stage.
(4) Property currently in a production stage.
(5) The Quebradona silver Mineral Reserve is based on a silver price of $18.67/oz
(6) The silver Mineral Reserve of the Arthur Gold Project (previously Expanded Silicon) includes only the Merlin deposit. The Merlin silver Mineral Reserve was declared for the first time in 2025. In
2025, for Merlin, a metallurgical recovery factor range from 10.20% to 22.21% (varying according to material type) was applied to the open pit for silver. The Qualified Person responsible for the
Arthur Gold Project Mineral Reserve is Hamid Taghavi, SME RM.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for sulphur at the end of the fiscal year ended 31 December 2025.

Mineral Reserve	At 31 December 2025
	Proven				Probable				Total Mineral Reserve
Sulphur	Tonnes (1)	Grade	Contained Sulphur		Tonnes (1)	Grade	Contained Sulphur		Tonnes (1)	Grade	Contained Sulphur
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	3.44	3.3	0.11	247	5.53	2.7	0.15	326	8.97	2.9	0.26	572
Brazil	3.44	3.3	0.11	247	5.53	2.7	0.15	326	8.97	2.9	0.26	572
AGA Mineração - Cuiabá (2)	2.58	3.7	0.09	209	4.48	2.8	0.12	272	7.07	3.1	0.22	481
AGA Mineração - Lamego (2)	0.86	2.0	0.02	38	1.04	2.3	0.02	54	1.90	2.2	0.04	91
AngloGold Ashanti Total	3.44	3.3	0.11	247	5.53	2.7	0.15	326	8.97	2.9	0.26	572
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation,
AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the sulphur by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral which is gold.
(1) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2) Property currently in a production stage. A sulphuric acid price of $130/t is used.

BY-PRODUCTS
Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral
Reserve. These include 0.26Mt of sulphur from Brazil, 18.37Moz of silver from Argentina, 28.11Moz of silver from Colombia and
11.36Moz of silver from Nevada, USA. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.
CORPORATE GOVERNANCE
AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Leadership Team (“RRLT”) that is responsible for setting and overseeing its Mineral Resource and Mineral Reserve Reporting Group Standard, and for ensuring that it meets the
Company’s goals and objectives while complying with all relevant regulatory codes.
AngloGold Ashanti uses a web-based Group reporting database called the Resource and Reserve Reporting System (“RCubed”)
for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including Regulation S-K 1300. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the
Qualified Persons at the operations to the Company’s RRLT.
The Company’s board of directors (“Board”) reviews the Mineral Resource and Mineral Reserve and provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.
AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2025, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third-party on average once every three years:
•Mineral Resource and Mineral Reserve at Sukari;
•Mineral Resource and Mineral Reserve at Iduapriem;
•Mineral Resource and Mineral Reserve at Kibali; and
•Mineral Resource at Arthur Gold Project (Merlin deposit).
Matters raised during these audits are systematically addressed through the submission of formal audit responses from each respective property. The progress in addressing these issues is then monitored and tracked. No material risks were identified following completion of these external reviews. Certificates of sign-off were received for all AngloGold Ashanti managed operations and projects audited certifying that the applicable Mineral Resource and Mineral Reserve estimates are reported in accordance with Regulation S-K 1300 as well as AngloGold Ashanti’s internal Mineral Resource and Mineral Reserve Reporting
Group Standard and guidelines.
In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably qualified technical experts from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and
Mineral Reserve governance framework is underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”).
AngloGold Ashanti has an enterprise-wide risk management approach that allows for visibility of risks and actions across the
Group. The risk management systems facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, ensuring that the appropriate risk management and mitigation plans are in place.
If the Qualified Persons or technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored which may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the RRLT in writing.  In addition, AngloGold Ashanti’s “Speak-up” programme can also be used if the
Qualified Persons or technical experts deem they may be compromised in the process.
QUALIFIED PERSONS
The information in this annual report on Form 20-F relating to Mineral Resource and Mineral Reserve on AngloGold Ashanti’s
material properties is based on information compiled by, or under the supervision of, Qualified Persons, as defined in Regulation
S-K 1300. All Qualified Persons, unless otherwise stated, were employed by AngloGold Ashanti at the time of preparing the
Technical Report Summaries in respect of AngloGold Ashanti’s material properties which are filed as exhibits hereto.
However, the Qualified Persons who provided the information for the Technical Report Summary (TRS current at 31 December
2025) in respect of Kibali, Richard Peattie and Derek Holm are employed by Barrick. Both Richard Peattie and Derek Holm have consented to the inclusion of the Mineral Resource and Mineral Reserve in respect of Kibali included in this annual report on
Form 20-F.

All Qualified Persons have sufficient experience relevant to the style of mineralisation and the type of deposit under consideration, and relevant to the activity which they are undertaking. AngloGold Ashanti has recognised that in preparing the information with respect to Kibali, the Mineral Resource and Mineral Reserve were prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of Barrick’s Qualified Persons. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has
been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Qualified Persons have provided consent to the inclusion of the Mineral Resource and Mineral Reserve information in this annual report on Form 20-F, in the form and context in which it appears, as well as the public filing of the Technical Report
Summary for each respective material mining property filed as exhibits hereto.
Qualified Persons in respect of the material properties

Responsibility	Qualified Person	Professional organisation	Membership number	Relevant experience	Qualification
Kibali Mineral Resource	Richard Peattie (1)	FAusIMM	301029	29 years	MPhil (Geostatistics)
Kibali Mineral Reserve	Derek Holm (1)	FAusIMM	3138099	25 years	BSc Hons (Mining Engineering)
Obuasi Mineral Resource	Eric Kofi Owusu Acheampong	MAusIMM (CP)	220644	28 years	MSc (Mineral Resource Evaluation), BSc (Geological Engineering)
Obuasi Mineral Reserve	Douglas Atanga	SME RM	5282632	17 years	BSc (Mining Engineering)
Geita Mineral Resource	Janeth Luponelo	SME RM	5345424	25 years	MEng (Mining Engineering), Bachelor in Mineral Sciences
Geita Mineral Reserve	Duan Campbell	Pr. Eng	202101953	23 years	BEng (Mining)
Sukari Mineral Resource	Doxel Mutunda	MAIG	8063	12 years	BSc (Geological Engineering, Exploration and Mining)
Sukari Mineral Reserve (underground)	Mahmoud Abdelmonem	MIMMM QMR	703310	8 years	BSc (Mining Engineering)
Sukari Mineral Reserve (open pit)	Sherif Moemen	MAusIMM (CP)	3152447	6 years	BSc (Mining Engineering)
Arthur Gold Project Mineral Resource	Geoffrey Gushée	FAusIMM	207957	37 years	MEng (Mineral Resource Management)
Arthur Gold Project Mineral Reserve	Hamid Taghavi	SME RM	4184627	23 years	BEng (Mining Engineering)
Notes:
All Qualified Persons, unless otherwise stated, were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of
AngloGold Ashanti’s material properties.
(1)The Qualified Persons who provided the information for the Technical Report Summary (TRS current at 31 December 2025) in respect of the Kibali Mineral
Resource and Mineral Reserve are employed by Barrick.  Barrick is the operator of the Kibali joint venture.
Administrative information for Professional Organisations

AIG	The Australian Institute of Geoscientists. PO Box 576, Crows Nest, NSW 1585, Australia. Telephone: +61 2 9431 8662
AusIMM	The Australasian Institute of Mining and Metallurgy. 204 Lygon Street, Carlton , VIC 3053, Australia. Telephone: +61 3 9658 6100
ECSA	The Engineering Council of South Africa. Waterview Corner Building, 2 Ernest Oppenheimer Avenue, Bruma 2198, South Africa. Telephone: +27 86 122 5555
GSSA	The Geological Society of South Africa. Mandela Mining Precinct, Corner of Rustenburg and Carlow Roads, Melville 2092, South Africa. Telephone: +27 11 358 0028
IMMM	The Institute of Materials, Minerals and Mining. 297 Euston Road, London, NW1 3AS, United Kingdom. Telephone: +44 020 7451 7300
SACNASP	South African Council for Natural Scientific Professions. 1 Mark Shuttleworth Street, Lynwood 0087, South Africa. Telephone: +27 12 748 6500
SME	Society for Mining, Metallurgy and Exploration. 12 999 E Adam Aircraft Circle, Englewood, CO 80112, United States of America. Telephone: +1 720 574 1256
The Company has a tiered internal review process whereby the Mineral Resource and Mineral Reserve is reviewed by the
Qualified Persons at a regional level, before review at the corporate level prior to publication.
Accordingly, the Chairperson of the RRLT, Tarryn Flitton, Vice President Resource  and Reserve, Master of Engineering (Mining),
Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the Mineral
Resource and Mineral Reserve processes for AngloGold Ashanti. Tarryn Flitton has 24 years’ experience in mining with 13 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United
States. Tarryn Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this annual report on
Form 20-F, in the form and context in which it appears in the narrative disclosure and in the exhibits filed hereto.
GENERAL CONSIDERATIONS
The following considerations should be noted in respect of the information in this “Item 4D: Property, Plants and
Equipment”:
•All figures are expressed on an attributable basis unless otherwise indicated;
•All disclosure of Mineral Resource is exclusive of Mineral Reserve before dilution and other factors are applied;
•Unless otherwise stated, $ or dollar refers to U.S. dollars;
•Group and Company are used interchangeably;
•Mine, operation, business unit and property are used interchangeably;
•Rounding of numbers may result in computational discrepancies;
•To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals and content for copper with no decimals;
•Metric tonnes (t) are used throughout this annual report on Form 20-F and all ounces are Troy ounces;
•Abbreviations used in this annual report include: gold– Au, copper – Cu, silver – Ag, Sulphur – S, molybdenum – Mo;
•Internal controls are discussed in the “—Corporate Governance” section above as well as in the “—Mineral Resource and
Mineral Reserve Internal Controls Disclosure” section below;
•Maps presented for material properties in this Item 4D show infrastructure, licences and coordinates of the property, as represented by the plant (or stated otherwise), in the geographic coordinate system.
Refer to the “Glossary of selected terms—Mining terms” for terminology and definitions used in Mineral Resource and Mineral
Reserve reporting under Regulation S-K 1300.
In addition, the Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral
Reserve before dilution and other factors are applied. The exclusive Mineral Resource consists of one or more of the following components:
•The open pit Mineral Resource between the Mineral Reserve open pit design shell and the Mineral Resource open pit shell defined by the Mineral Resource criteria;
•The underground Mineral Resource that lies outside the underground mine design used to generate the Mineral Reserve but within conceptual mineable stope shapes;
•Measured and Indicated Mineral Resource inside the Mineral Reserve open pit design that does not meet the Mineral
Reserve criteria and has not been incorporated as dilution within the Mineral Reserve;
•Inferred Mineral Resource inside the Mineral Reserve open pit design or underground mine design that has not been incorporated as dilution within the Mineral Reserve;
•Mineral Resource for which technical studies to generate a Mineral Reserve have not yet been completed, or for which economics support a Mineral Resource but do not meet Mineral Reserve criteria; and
•Stockpiles, or tailings dams, that contain mineralised material that qualifies as a Mineral Resource, but not as a Mineral
Reserve, to which Mineral Resource criteria and reasonable prospects for economic extraction principles have been applied.
All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for economic extraction, regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for economic extraction are not included in a Mineral Resource. The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.
The geological models are based on combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding and have been developed for each deposit.
The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits Mineral Resource is estimated using ordinary kriging with post processing by Uniform Conditioning (“UC”) or Localised Uniform Conditioning (“LUC”) to generate a recoverable Mineral Resource model where appropriate. The majority of the underground Mineral Resource is estimated using ordinary kriging.
The Mineral Resource is constrained to meet the requirement for reasonable prospects of economic extraction using the Mineral
Resource gold price, while all other parameters are held consistent with those applied in the Mineral Reserve estimation. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral
Resource cut-off grade. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource price and all material outside these shells is excluded from the Mineral Resource unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Mineral
Reserve. In interpreting the Mineral Resource it is critical to factor in the following:
•That there are reasonable prospects of economic extraction;
•The Mineral Resource is quoted in situ and has not been corrected for dilution, mining losses or recovery; and
•Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the Company has intent to mine these areas.
The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed, but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of
Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of
Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.
In order to reduce this risk, AngloGold Ashanti limits the use of Inferred Mineral Resource in its Mineral Reserve estimation process but the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such, the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral
Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the
Mineral Reserve.
AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a pre-
feasibility study level that demonstrates the viability of the project and meets the Company’s investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the Company to proceed to the level of a feasibility study.
Notes on the Mineral Resource and Mineral Reserve estimates
The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17
CFR § 229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti’s Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2025 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December
2025, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2025. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral
Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven
Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource
are those contained in situ prior to losses during extraction and processing. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.
If estimations must be revised due to significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other factors, the Mineral Resource or Mineral Reserve may not be mined or processed profitably. In addition, material write-downs of AngloGold Ashanti’s investment in its mining properties may be required, including impacts on goodwill, as well as increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain parts of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its reported aggregate Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti’s actual Mineral Resource and
Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.
Pre-feasibility and feasibility studies for undeveloped ore bodies present estimated capital expenditure and operating costs based on anticipated tonnage and grades of ore to be mined and processed. Other factors underlying the estimations include, among others, the predicted configuration of the ore body, anticipated metal recovery rates, and estimated costs of operating and processing equipment and facilities. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to Mineral Reserve.
MINERAL RESOURCE AND MINERAL RESERVE INTERNAL CONTROLS DISCLOSURE
AngloGold Ashanti has internal controls for documenting the information supporting the Mineral Resource and Mineral Reserve estimates, describing the methods used and ensuring the validity of the estimates. Information that is utilised to compile the
Mineral Resource and Mineral Reserve in this annual report on Form 20-F is prepared and reviewed by the relevant Qualified
Persons at each property. Each property has an external Mineral Resource and Mineral Reserve audit on a three-year rolling basis, and matters raised during these audits are systematically addressed through the submission of formal audit responses from each respective property. The progress in addressing these issues is then monitored and tracked.
AngloGold Ashanti’s Mineral Reserve is an outcome of the Company’s business planning process which runs annually. This process operates within a comprehensive framework where all inputs, including costs and capital requirements, are generated by the operation and reviewed at a regional and corporate level within the Company, thereby providing confidence in the estimates.
AngloGold Ashanti’s internal Mineral Resource and Mineral Reserve Reporting Group Standard sets the minimum requirements that must be followed for the public reporting of Mineral Resource and Mineral Reserve to ensure timely compliance with, and accountability to, the relevant regulatory requirements. The RRLT updates the internal Mineral Resource and Mineral Reserve
Reporting Group Standard when required or on a three yearly basis. The guidelines for the reporting of the Mineral Resource and Mineral Reserve are updated annually and provide direction and best practice for the consistent reporting of the Mineral
Resource and Mineral Reserve across the Company.
A Group-wide Mineral Resource to production reconciliation system is also in place whereby the Mineral Resource mined each month is reconciled all the way to the produced gold doré. Oversight for this process is handled at the Group level.
Comprehensive sample and assay QA/QC processes are in place, and our laboratories are inspected frequently by on-site teams.
ITEM 4A:UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5:OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following narrative included in this Item 5 generally discusses the Company's financial condition, results of operations, cash flows and capital expenditures for the financial years ended 31 December 2025 and 2024 and year-on-year comparisons between 2025 and 2024. Discussions of the financial condition, results of operations, cash flows and capital expenditures for the financial year ended 31 December 2023 and of year-on-year comparisons between 2024 and 2023 are included in “Item 5:
Operating and Financial Review and Prospects” in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended
31 December 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on 15 April 2025. For ease of reference, the tables included in this Item 5 also include previously reported 2023 figures.
Upon completion of the corporate restructuring in September 2023, AngloGold Ashanti plc became the listed UK parent company of the Group and the successor issuer to AngloGold Ashanti Limited. See “Presentation of information—Corporate restructuring”
for additional information.
This item should be read in conjunction with the Company’s consolidated financial statements and the notes thereto which are included under Item 18 of this annual report on Form 20-F. The term “managed operations” refers to subsidiaries managed by
AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
Management believes this discussion is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti plc under IFRS.
Overview
AngloGold Ashanti is a global gold mining company with its Group global headquarters located in Denver, Colorado in the United
States. Both the Company’s registered office and principal executive office are located in the United Kingdom. The Group also retains a substantial corporate office in Johannesburg, South Africa. AngloGold Ashanti’s main product is gold. For the financial year ended 31 December 2025, AngloGold Ashanti reported gold production of approximately 2.79 million ounces from managed operations and 0.30 million ounces from non-managed joint ventures.

As part of extracting gold, the Company also produces silver and sulphuric acid as by-products. By-product revenue amounted to
$163 million in 2025 (2024: $120 million; 2023: $102 million) out of total revenue from product sales of $9,893 million in 2025
(2024: $5,793 million; 2023: $4,582 million). See “Item 18: Financial Statements—Note 3—Revenue from product sales” for additional information. The Company sells its products on world markets.
AngloGold Ashanti has ten continuing mining operations in the following regions: Africa (the Democratic Republic of the Congo
(“DRC”), Egypt, Ghana, Guinea and Tanzania), Australia and the Americas (Argentina and Brazil) comprising open-pit and underground mines, which are supported by global exploration activities. In addition, AngloGold Ashanti has greenfield projects located in Colombia and Nevada, USA.
AngloGold Ashanti’s operating segments are divided into geographical regions, in addition to a Projects segment, which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Consequently, the Company’s financial results are reported to the chief operating decision maker per geographical region (in addition to the
Projects segment). AngloGold Ashanti’s segmental information is described in “Item 18: Financial Statements—Note 2—
Segmental information”.
For information on the Company’s Mineral Resource and Mineral Reserve, see “Item 4D: Property, Plants and Equipment”.
AngloGold Ashanti’s costs and expenses consist primarily of total operating costs, amortisation, corporate administration, other expenses, and exploration and evaluation costs. Total operating costs include operating costs (such as salaries and wages, consumable stores, explosives, reagents, logistics, fuel, power, water, contractors’ costs, services and other charges) and royalties paid. The Company’s mining operations consist of deep-level underground mines as well as open-pit operations, both of which are labour intensive, therefore salaries and wages are a significant component of total operating costs.
Recent Activity
In August 2023, AngloGold Ashanti placed its CdS operation on care and maintenance.
In September 2023, AngloGold Ashanti completed the sale of its entire 50% indirect interest in the Gramalote project to B2Gold
Corp.
In October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40% interests in Société
d’Exploitation des Mines d’Or de Yatela S.A. (“Yatela”), the company operating the Yatela gold mine, to the government of Mali.
Following completion of this transaction, AngloGold Ashanti no longer owns any mining operations in Mali.
In November 2024, AngloGold Ashanti completed its acquisition of Centamin plc (“Centamin”), a Jersey gold mining and exploration company whose primary asset is the Sukari gold mine in Egypt, for a consideration of approximately $2.2 billion comprising a combination of AGA shares and cash.
Throughout 2024, through a series of investments, AngloGold Ashanti acquired an approximate 15% interest in G2 Goldfields
Inc. (“G2 Goldfields”), a Canadian gold mining company with exploration properties in Guyana, South America for a total consideration of approximately C$39 million. On 8 July 2025, AngloGold Ashanti completed the sale of its entire 15% interest in
G2 Goldfields for approximately C$99 million (less broker fees).
On 1 May 2025, AngloGold Ashanti completed the sale of the Doropo project and the Archean-Birimian Contact (“ABC”) project in Côte d’Ivoire to Resolute Mining Limited (“Resolute”). As part of the sale, AngloGold Ashanti will also acquire from Resolute the Mansala project in Guinea, which is adjacent to its Siguiri mine, which acquisition remains subject to several conditions. The value of the consideration for the sale of both projects in Côte d’Ivoire is $162 million (on a discounted basis), consisting of a cash payment of $25 million, deferred consideration of $103 million and contingent consideration of $34 million. For further information, see “Item 18: Financial Statements—Note 14—Disposals”.
On 23 October 2025, AngloGold Ashanti completed the acquisition of all of the issued and outstanding common shares of TSX-
listed Augusta Gold Corp. (“Augusta Gold”) at a price of C$1.70 per share of common stock in cash. AngloGold Ashanti also provided funds ($39 million) for the repayment of certain shareholder loans. The total cash consideration of $158 million includes the repayment of these shareholder loans. For further information, see “Item 18: Financial Statements—Note 13—Acquisitions”.
On 1 December 2025, AngloGold Ashanti completed the sale of Mineração Serra Grande S.A., which owns the Serra Grande mine (“MSG”) in the state of Goiás, Brazil, to Aura Minerals Inc. for a total consideration of $117 million, consisting of a cash payment of $73 million and contingent consideration of $44 million. For further information, see “Item 18: Financial Statements—
Note 14—Disposals”.
On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A. for a cash consideration of approximately $10 million and an additional $60 million contingent on certain conditions.
For more information on the Company’s business and operations, see “Item 4B: Business Overview”.

5A:OPERATING RESULTS
Introduction
The gold price once again hit a record high in 2025, reaching $4,519/oz (an annual gain of 119%), highlighting gold’s traditional role as a safe haven investment, providing a hedge against political uncertainty and inflation.
According to the World Gold Council’s (“WGC”) Q4 and Full Year 2025 Gold Demand Trends reports, total annual gold demand exceeded 5,000 tonnes for the first time in 2025. Heightened investment activity drove overall demand growth, as global gold exchange-traded fund (ETF) holdings grew 801 tonnes while bar and coin buying accelerated to reach a 12-year high. Annual jewellery consumption levels fell to a five-year low of 1,542 tonnes, an expected trend given the increase in gold prices throughout 2025. However, spend on gold jewellery increased 18% to $172 billion in 2025. Technology demand was stable despite disruption in the consumer electronics space, supported by continued growth in AI-related applications.
Central banks full year buying in 2025 was 863 tonnes, lower than the 1,092 tonnes bought in 2024. Per the WGC, reported gold buying was somewhat modest through much of 2025 as central banks navigated a rapid rally in prices, which reached multiple record highs during the year. Central bank net purchases surged in the fourth quarter of 2025, up 6% from the third quarter of
2025. For 16 consecutive years, central banks have been net buyers.
Key factors affecting results
Gold prices
AngloGold Ashanti’s operating results are directly related to the market spot gold price, which can fluctuate widely and is affected by numerous factors beyond its control, including investment, jewellery and industrial demand (particularly in China and India), expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales and purchases by central banks and the
International Monetary Fund (“IMF”), global or regional political or economic events or conditions, and production and cost levels in major gold-producing regions.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affects the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organisations and private individuals. As the global gold production in any single year constitutes a small portion of the total potential supply of gold, short-term variations in current production do not necessarily have a significant impact on the supply of gold or on its price.
The market for gold bullion bar, the Company’s primary product, is generally limited to the bullion banks. The number of these banks has declined over the last decade. Additionally, due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.
The price of gold is often subject to sharp, short-term changes. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices. The market spot gold price opened the year on 1 January
2025 at $2,624 per ounce (compared to $2,066 per ounce on 1 January 2024). The market spot gold price in 2025 has been subject to volatile short-term swings, with a year high of $4,519 per ounce on 26 December 2025 and a year low of $2,624 per ounce on 1 January 2025. The average market spot gold price for 2025 was $3,445 per ounce. The market spot gold price at closing on 31 December 2025 was $4,322 per ounce (compared to $2,624 per ounce on 31 December 2024). Between 1
January 2026 and 16 March 2026, the market spot gold price traded between a low of $4,304 per ounce and a high of $5,595 per ounce. On 16 March 2026, the market spot gold price was $4,991 per ounce.
Management uses the market spot gold price and the average gold price received to monitor the performance of the gold price and its effect on the Company’s results. Management believes that this gives an investor insight into the performance of the gold price and its impact on company results. The following chart lays out the yearly average gold price received per ounce by the
Company, gold sold by the Company and gold income of the Company during the past three years under review:

4,000
3,200
2,400
1,600
800
—
Gold Sold/Average Gold Price Received
14,400
12,000
9,600
7,200
4,800
2,400
Gold Income
2023
2024
2025
Gold sold (in Koz)
Average gold price received (in $/oz)
Gold Income (in $m)

Gold income of the Company (excluding $84 million from CdS in 2023) increased from $4,396 million in 2023 to $5,673 million in
2024 to $9,730 million in 2025, a 121% increase over the three-year period, primarily due to an 80% increase in the average gold price received by the Company over the three-year period and a 23% increase in ounces of gold sold over the same time frame.
From time to time, the Company enters into hedging/derivative transactions to manage the downside risk of gold prices. For the financial year ended 31 December 2023, AngloGold Ashanti recorded a realised gain of $2 million in respect of these gold derivatives. For the financial year ended 31 December 2024, AngloGold recorded a total realised loss of $86 million in respect of these gold derivatives, which was partially offset with a $15 million reversal of unrealised losses recorded in prior years, resulting in a net $71 million loss recorded in 2024. All gold hedges expired at 31 December 2024 and the Company has been fully unhedged with respect to its gold production since 1 January 2025.
Gold production levels
In addition to gold prices, AngloGold Ashanti’s gold income in any year is also influenced by its level of gold production. Gold production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Attributable gold production (including non-managed joint ventures) fluctuated between 2023 to 2025, from 2.69 million ounces (of which 42,000 ounces from CdS) in 2023 to 2.66 million ounces in 2024 to 3.09 million ounces in 2025. For more information on the Company’s business and operations, see “Item 4B: Business Overview”.

Annual Gold Production (in thousand ounces, except for percentages)
			Variance (25vs24)			Variance (24vs23)
	2025	2024	Ounces	%	2023	Ounces	%
Africa (managed operations)	1,746	1,254	492	39%	1,237	17	1%
Australia	537	572	(35)	(6%)	562	10	2%
Americas	505	526	(21)	(4%)	544	(18)	(3%)
Managed operations	2,788	2,352	436	19%	2,343	9	—%
Non-managed joint ventures	303	309	(6)	(2%)	343	(34)	(10%)
Group	3,091	2,661	430	16%	2,686	(25)	(1%)

Geopolitical tensions
Geopolitical tensions and war between Russia and Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the EU, the United Kingdom, NATO and other jurisdictions, as well as the expanding conflict in the Middle East, including the military operations involving Iran, and tensions in South America, have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect AngloGold Ashanti’s business. See “Item 3D: Risk Factors—Global political and economic conditions could adversely affect the profitability of operations”.
Climate change and other environmental factors
Rising temperatures, changing rainfall patterns, flooding, drought and severe weather conditions believed to be caused or exacerbated by climate change remain growing concerns for businesses, investors, broader society and governments. This has led to increased pressure on companies, including those in the mining sector, to reduce greenhouse gas (“GHG”) emissions consistent with national commitments made by numerous countries under the Paris Agreement, to promote responsible corporate practices, including with respect to the mitigation of climate-related risks, and to increase transparency about the risks and opportunities of transitioning to a low-carbon economy. Pressure from governments, investors and broader society for mining companies to improve environmental stewardship and, specifically, to reduce GHG emissions, both in terms of absolute emissions and in intensity of emissions per tonne mined, is likely to increase in the future.
For further information, see “Item 3D: Risk Factors—Compliance with emerging climate change-related requirements could result in additional costs and expose AngloGold Ashanti to additional liabilities” and “Item 4B: Business Overview—Sustainability and
Environmental, Social and Governance (“ESG”) Matters—Climate Change and GHG Regulation”.
Foreign exchange fluctuations
Total operating costs in all business segments are partially incurred in local currency where the relevant operation is located. US dollar denominated total operating costs and net income tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the exchange rate of the Brazilian real, the Australian dollar, and, to a lesser extent, the Argentinean peso and other local currencies against the US dollar. As set out below, during the financial year ended
31 December 2025, the Brazilian real, Australian dollar and Argentinean peso all weakened against the US dollar, which collectively had a favourable impact on AngloGold Ashanti’s US dollar denominated total operating costs.

Average annual exchange rates to the US dollar	2025	2024	2023
Brazilian real	5.59	5.39	5.00
Australian dollar	1.55	1.52	1.51
Argentinean peso	1,246.73	916.78	293.67
In 2025, the Company derived 38% of its revenues from Brazil, Australia and Argentina, and incurred 43% of its total operating costs in Brazil, Australia and Argentina. Based on average exchange rates in 2025, the Company estimates that an average 1%
strengthening of all of the Brazilian real, Argentinean peso, Australian dollar, Ghanaian cedi, Egyptian pound and the South
African rand against the US dollar, other factors remaining equal (and excluding the effect of any foreign currency hedging arrangements entered into by the Company (if any)), would have resulted in an increase in cost of sales and total cash costs per ounce of approximately $18 million and $6.41 per ounce, respectively.
Total operating costs and effects of inflation
AngloGold Ashanti’s total operating costs include costs such as salaries and wages, consumable stores, explosives, reagents, logistics, fuel, power, water, contractors’ costs, services and other charges and royalties paid. The mining industry continues to experience price increases for costs of inputs used in the production of gold, which leads to higher total operating costs reported by many gold producers.
AngloGold Ashanti is unable to control the prices at which it sells its gold. Accordingly, in the event of significant inflation in Brazil,
Argentina or Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the Company’s results and financial condition. See “Item 3D: Risk Factors—Inflation may have an adverse effect on results of operations”.
At 31 December 2025, AngloGold Ashanti had approximately 38,000 employees globally at its managed operations, including contractors, most of whom are members of trade unions, particularly in Africa and the Americas. Salaries and wages account for a significant component of local total operating costs and are impacted by annual wage increases.

Energy costs, comprising power, fuel and lubricants, are another material component of total operating costs. Due to the remote location of some of its mines in Africa, AngloGold Ashanti uses fuel to generate power and uses fuel and lubricants at its mines to run its fleet and processing plants. The average price of Brent Crude oil has decreased from $84 per barrel in 2023 to $79 per barrel in 2024, with a further decrease to $68 per barrel in 2025, representing a 19% per barrel decrease over the three-year period. AngloGold Ashanti estimates that for each $5 per barrel rise or fall in the oil price, other factors remaining equal (and excluding the effect of any oil hedging arrangements entered into by the Company (if any)), cost of sales and total cash costs per ounce of all its operations change by approximately $21 million or $7.40 per ounce, respectively. The cost of sales and total cash costs per ounce of certain of the Company’s mines, particularly Siguiri, Geita, Iduapriem, Sukari and Tropicana, which are more dependent on fuel, are most sensitive to changes in the price of oil. During the year, as a result of geopolitical tensions, the oil price has been volatile and, as of 16 March 2026, the price of oil was at $100 per barrel of Brent Crude oil. See “Item 3D: Risk
Factors—The profitability of mining companies’ operations and the cash flows generated by these operations are affected by fluctuations in input production prices”.
AngloGold Ashanti has no influence over the cost of most consumable stores. Furthermore, there has also been volatility in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. Fluctuations in oil and steel prices as well as cost increases in respect of labour, explosives, cyanide and other production inputs have a significant impact on operating costs and capital expenditure.
Royalties paid (excluding non-managed joint ventures), which are generally calculated as a percentage of revenue, increased over the past three years from $190 million in 2023 to $246 million in 2024 to $424 million in 2025, a 123% increase over the three-year period, primarily due to the increase in the average gold price received per ounce, royalty rates and the introduction of
Sukari into the portfolio. Royalties are likely to continue to vary in the coming years due to the variations in the gold prices and the fact that, in a number of jurisdictions, host governments increasingly seek to obtain a higher share of revenue by increasing the royalty rates for gold mines.
Environmental rehabilitation costs
Total provisions for decommissioning and for environmental restoration activities (excluding non-managed joint ventures) totalled
$625 million in 2023, $700 million in 2024 and $729 million in 2025. The provisions for decommissioning and restoration increased by $75 million and $29 million in 2024 and 2025, respectively, largely due to the recognition of a change in estimates attributable to shifts in discount rates from changes in global economic assumptions, alterations in mine plans resulting in a change in cash flows, changes in the designs for closure of tailings storage facilities (“TSFs”) as well as revised methodology following requests from environmental regulatory authorities, partially offset by utilisation. See also “Item 4B: Business Overview
—Regulatory Environment Enabling AngloGold Ashanti to Mine”, “Item 4B: Business Overview—Mine Site Rehabilitation and
Closure” and “Item 4B: Business Overview—Sustainability and Environmental, Social and Governance (“ESG”) Matters”.

Year ended 31 December 2025 compared to year ended 31 December 2024
Consolidated Results of Operations

CONSOLIDATED INCOME STATEMENT
	Year	Year			Year
	ended	ended	$	%	ended	$	%
	Dec	Dec	Variance	Variance	Dec	Variance	Variance
(US dollar million, except as otherwise noted)	2025	2024	(25vs24)	(25vs24)	2023	(24vs23)	(24vs23)

Revenue from product sales	9,893	5,793	4,100	71%	4,582	1,211	26%
Cost of sales:
Operating costs	(3,231)	(2,665)	(566)	21%	(2,680)	15	(1%)
Royalties	(424)	(246)	(178)	72%	(190)	(56)	29%
Total operating costs	(3,655)	(2,911)	(744)	26%	(2,870)	(41)	1%
Retrenchment Costs	(3)	(3)	—	—	(4)	1	(25%)
Rehabilitation and other non-cash costs	(56)	(42)	(14)	33%	(21)	(21)	100%
Amortisation of tangible assets	(1,186)	(666)	(520)	78%	(579)	(87)	15%
Amortisation of right of use assets	(100)	(85)	(15)	18%	(78)	(7)	9%
Amortisation of intangible assets	(1)	(1)	—	—	(1)	—	—
Inventory change	(21)	(18)	(3)	17%	12	(30)	(250%)
Cost of sales	(5,022)	(3,726)	(1,296)	35%	(3,541)	(185)	5%
Loss on non-hedge derivatives and other commodity contracts	—	—	—	—	(14)	14	(100%)
Gross profit	4,871	2,067	2,804	136%	1,027	1,040	101%
Corporate administration, marketing and related expenses	(138)	(118)	(20)	17%	(94)	(24)	26%
Exploration and evaluation costs	(267)	(252)	(15)	6%	(254)	2	(1%)
Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets	(88)	58	(146)	(252%)	(221)	279	(126%)
Corporate restructuring costs	—	—	—	—	(314)	314	(100%)
Other (expenses) income	(248)	(144)	(104)	72%	(104)	(40)	38%
Finance income	152	160	(8)	(5%)	127	33	26%
Foreign exchange and fair value adjustments	(41)	(87)	46	(53%)	(154)	67	(44%)
Finance costs and unwinding of obligations	(220)	(167)	(53)	32%	(157)	(10)	6%
Share of associates and joint ventures’ profit	255	155	100	65%	207	(52)	(25%)
Profit before taxation	4,276	1,672	2,604	156%	63	1,609	2,554%
Taxation	(1,102)	(623)	(479)	77%	(285)	(338)	119%
Profit (loss) for the period	3,174	1,049	2,125	203%	(222)	1,271	(573%)

Total cash costs per ounce (in $/oz) (1)	1,252	1,187	65	5%	1,181	6	1%
All-in sustaining costs per ounce (in $/oz) (1)	1,751	1,672	79	5%	1,657	15	1%
(1) For managed operations only.
Revenue from product sales
Revenue from product sales increased 71% year-on-year in 2025 compared to 2024, mainly as a result of an increase in gold income and an increase in by-product revenue. Gold income increased by $4,057 million, or 72%, from $5,673 million in 2024 to
$9,730 million in 2025 mainly due to an increase in the average gold price received per ounce and an increase in ounces of gold sold. The average gold price received per ounce for managed operations increased by $1,073 per ounce, from $2,393 per ounce during 2024 to $3,466 per ounce in 2025, which resulted in an increase in gold income of $3,013 million. Gold sold by managed operations increased by 437,000 ounces, or 18%, from 2,370,000 ounces in 2024 to 2,807,000 ounces in 2025, which resulted in an increase in gold income of $1,044 million. By-product revenue increased by $43 million, or 36%, from $120 million in 2024 to
$163 million in 2025, mainly due to a stronger silver price and incremental silver sold in Egypt as a result of the acquisition of
Sukari in November 2024, partially offset by a decrease in silver sold in Argentina.

Cost of sales
Cost of sales increased 35% year-on-year in 2025 compared to 2024, primarily due to higher gold royalty costs, increased operating costs and increased amortisation on tangible assets. In addition, the inclusion of Sukari in November 2024 into the operating portfolio of the Company, as well as operational challenges at Iduapriem, Sunrise Dam and Serra Grande have resulted in increases to a majority of the Company’s costs for 2025. The currencies of Brazil, Argentina and Australia were, on average, weaker against the US dollar during 2025 as compared to 2024, which had a favourable impact on cost of sales.
Total operating costs
Total operating costs increased by $744 million, or 26%, from $2,911 million in 2024 to $3,655 million in 2025 primarily due to an increase in royalties paid and an increase in operating costs. Total operating costs include operating costs (such as salaries and wages, consumable stores, explosives, reagents, logistics, fuel, power, water, contractors’ costs, services and other charges)
and royalties paid.
Operating costs increased 21% year-on-year in 2025 compared to 2024, primarily due to, among other factors, higher labour, consumable stores, fuel, power and water costs, and mining contractors’ costs. The inclusion of Sukari (acquired in November
2024) contributed approximately $296 million to the overall $566 million increase in operating costs in 2025.
Royalties paid, which are generally calculated as a percentage of revenue, increased 72% year-on-year in 2025 compared to
2024, primarily due to an increase in the average gold price received per ounce and an increase in gold sales at Obuasi, Siguiri and Geita, as well as the inclusion of Sukari (acquired in November 2024) which contributed an incremental $49 million in royalties paid.
Retrenchment costs
Retrenchment costs included in cost of sales remained unchanged at $3 million year-on-year in 2025 compared to 2024.
Rehabilitation and other non-cash costs
Rehabilitation and other non-cash costs increased 33% year-on-year in 2025 compared to 2024. This increase was mainly due to the recognition of changes in estimates resulting from changes in discount rates, changes in global economic assumptions, changes in mine plans resulting in a change in cash flows as well as changes in the designs for closure of TSFs.
Amortisation of tangible, right of use and intangible assets
Collectively, amortisation of tangible, intangible and right of use assets expense increased by $535 million, or 71%, from $752 million in 2024 to $1,287 million in 2025.
Amortisation of tangible assets increased 78% year-on-year in 2025 compared to 2024, mainly due to higher amortisation at
Obuasi (mainly due to increased gold production resulting in additional Mineral Reserve depreciation and fleet componentisation), at Iduapriem (mainly due to an increase in deferred stripping amortisation from the Ajopa pit due to increased contained gold from the pit), at Siguiri (mainly due to increased gold production and increased amortisation of deferred stripping charges), at Geita (mainly due to higher Mineral Reserve depletion, higher deferred stripping amortisation and increased HME amortisation), at AGA Mineração (mainly due to the resumption of gold concentrate processing and refining activities at the
Queiroz metallurgical plant, as well as the reversal of impairment at Cuiabá in 2024), at Serra Grande (mainly due to the reversal of impairment in 2024), at Cerro Vanguardia (mainly due to higher deferred stripping due to higher gold production) and the incremental impact of amortisation (approximately $358 million) at Sukari since the acquisition in November 2024, partially offset by lower amortisation in the Australian region (mainly due to lower gold production).
Amortisation of right of use assets increased 18% year-on-year in 2025 compared to 2024, mainly due to $16 million in increased amortisation in Australia as a result of increased capitalisations in 2025, partially offset by a $5 million decrease at Geita as leased assets are becoming fully amortised with no significant additions as of year-end.
Amortisation of intangible assets remained unchanged at $1 million year-on-year in 2025 compared to 2024.
Inventory change
The expense increase related to inventory change was primarily due to depletion of gold stock at Geita, partially offset by a buildup of unsold gold in Australia.

Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets
Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets was a gain of $58 million in 2024 and a loss of $88 million in 2025, which represents a change of $146 million. In 2025, AngloGold Ashanti fully impaired exploration and evaluation costs of $98 million relating to the Quebradona project in Colombia, given the heightened political uncertainty and uncertainty regarding potential changes to mining and environmental policy. In addition, on 1 May 2025,
AngloGold Ashanti completed the sale of its entire interest in the Doropo and Archean-Birimian Contact (ABC) projects in Côte
d’Ivoire to Resolute Mining Limited for a total consideration of $162 million (on a discounted basis), which resulted in a loss on disposal of $47 million. For further information, refer to “Item 18: Financial Statements—Note 14—Disposals” and “Item 18:
Financial Statements—Note 15—Tangible assets”.
Other (expenses) income
Other expenses increased by $104 million, from an expense of $144 million in 2024 to an expense of $248 million in 2025. The increase during 2025 compared to 2024 was largely due to an increase of $39 million for legacy TSF obligations, an increase of
$11 million in governmental fiscal claims mainly in Brazil, an increase in Group reorganisation costs of $30 million primarily relating to an organisational redesign, $33 million in contractor claims and rate settlements mainly in the Africa business units and $18 million in business integration costs relating to Centamin. This increase was partially offset by lower care and maintenance costs of $24 million and lower pension and medical defined benefit costs of $2 million.
Finance income
Finance income decreased 5% year-on-year in 2025 compared to 2024, mainly due to lower average amount of deposited funds earning interest in Argentina, as a result of dividend payments, partially offset by an increase in deposited cash balances in other regions.
Finance costs and unwinding of obligations
Finance costs increased by $46 million, or 33%, from $139 million in 2024 to $185 million in 2025, mainly due to an accrual for interest of $39 million on a once-off settlement of a tax liability in Brazil of $90 million relating to the 2020 to 2024 financial years as a result of the misclassification of certain costs in those years. Unwinding of obligations increased by $7 million, or 25%, from
$28 million in 2024 to $35 million in 2025, mainly due to higher unwinding on the environmental rehabilitation, restoration and other provisions.
Share of associates and joint ventures’ profit
Share of associates and joint ventures’ profit increased by $100 million, or 65%, from a profit of $155 million in 2024 to a profit of
$255 million in 2025, mainly as a result of an increase in equity earnings of $90 million at Kibali due to an increase in gold prices and an increase of $10 million at Rand Refinery (Pty) Limited.
Taxation
A taxation expense of $1,102 million was recorded in 2025, compared to a taxation expense of $623 million in 2024, which represents a $479 million increase. Current tax in 2025 amounted to an expense of $1,031 million, compared to an expense of
$462 million in 2024, which represents a $569 million increase. The increase in current tax was mainly due to higher taxable income resulting from the higher average gold price received and higher withholding taxes paid, resulting from higher dividends declared. Deferred tax in 2025 amounted to an expense of $71 million, compared to an expense of $161 million in 2024, which represents a $90 million decrease. The decrease in deferred tax was mainly due to a change in the amortisation policy at Geita resulting in an increase in the amortisation charge in the current year, reducing the taxable temporary differences on assets, and the utilisation of tax losses at Obuasi without a corresponding taxable temporary difference  (as a deferred tax asset was not created in the prior years). This decrease was partially offset by the change in tax rates in future years due to the expiring of tax stability arrangements in Argentina and Ghana. See “Item 18: Financial Statements—Note 1.4—Error in the classification of deferred taxation assets and liabilities and current taxation liability” and “Item 18: Financial Statements—Note 10—Taxation” for
more information.
Total cash costs per ounce
Total cash costs per ounce are impacted by cost of sales, amortisation and ounces of gold produced. See “—Non-GAAP analysis—Reconciliations—Note A” below for a breakout of total cash costs per ounce reconciled to cost of sales.

Overall, total cash costs per ounce for managed operations increased 5% year-on-year in 2025 compared to 2024. This increase was primarily driven by the 26% increase in total operating costs, partially offset by the inclusion of Sukari’s gold production into the portfolio and increased gold production at Obuasi, Siguiri, Geita, Cerro Vanguardia and Cuiabá.
All-in sustaining costs (AISC) per ounce
All-in sustaining costs per ounce are impacted by cost of sales, sustaining capital expenditure and ounces of gold sold. See “—
Non-GAAP analysis—Reconciliations—Note A” below for a breakout of all-in sustaining costs per ounce reconciled to cost of sales.
Overall, all-in sustaining costs per ounce for managed operations increased by 5% year-on-year in 2025 compared to 2024, mainly due to a 26% increase in total operating costs and an overall increase in sustaining capital expenditure (see “—Capital
Expenditures—Comparison of capital expenditure in 2025 with 2024” below), partially offset by the inclusion of Sukari sales into the portfolio and an increase in ounces of gold sold at Obuasi, Siguiri and Geita.
Operating Results by Segments
Year ended 31 December 2025 compared to year ended 31 December 2024
The following discussion of operating results by segments includes references to “all-in sustaining costs per ounce” and “total cash costs per ounce”, both of which are Non-GAAP financial measures. For a reconciliation of these Non-GAAP financial measures to the most directly comparable GAAP financial measure, which is cost of sales, refer to “—Non-GAAP analysis—
Reconciliations—Note A” below.
For a discussion of capital expenditure by operation, refer to “—Capital Expenditures” below.
AFRICA

	Gold Produced (‘000 oz)						Gold Sold (‘000 oz)						Gold Income ($ million)

	2025	2024	25v24	2023	24v23		2025	2024	25v24	2023	24v23		2025	2024	25v24	2023	24v23
Managed operations:
Iduapriem	199	237	(16%)	268	(12%)		201	238	(16%)	268	(11%)		704	563	25%	522	8%
Obuasi	266	221	20%	224	(1%)		269	222	21%	226	(2%)		942	530	78%	439	21%
Siguiri (1)	289	273	6%	260	5%		289	272	6%	260	5%		990	653	52%	505	29%
Geita	492	483	2%	485	—		499	479	4%	479	—		1,730	1150	50%	934	23%
Sukari (1)	500	40	N/M	—	N/M		507	44	N/M	—	N/M		1,748	119	N/M	—	N/M
	1,746	1,254	39%	1,237	1%		1,765	1,255	41%	1,233	2%		6,114	3,015	103%	2,400	26%

Non-managed joint venture:
Kibali (2)	303	309	(2%)	343	(10%)		298	309	(4%)	343	(10%)		1,038	741	40%	668	11%
Total Africa	2,049	1,563	31%	1,580	(1%)	—	2,063	1,564	32%	1,576	(1%)	—	7,152	3,756	90%	3,068	22%
“N/M” - Not meaningful
(1) On a consolidated basis. Siguiri and Sukari are owned 85% and 50% by AngloGold Ashanti, respectively.
(2) Equity-accounted non-managed joint venture. On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.

	Cost of Sales ($ million)					All-in sustaining costs ($/oz)					Total cash costs ($/oz)

	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23
Managed operations:
Iduapriem	424	351	21%	387	(9%)	2,096	1,614	30%	1,329	21%	1,482	1,118	33%	943	19%
Obuasi	458	360	27%	313	15%	2,026	1,942	4%	1,777	9%	1,325	1,214	9%	1,114	9%
Siguiri (1)	591	518	14%	473	10%	2,165	2,093	3%	1,976	6%	1,783	1,703	5%	1,650	3%
Geita	773	612	26%	566	8%	1,525	1,418	8%	1,403	1%	1,038	984	5%	984	—
Sukari (1)	789	83	N/M	—	N/M	1,094	1,858	N/M	—	N/M	783	1,165	N/M	—	N/M
Administration and other	(1)	—	N/M	—	N/M	—	—	N/M	—	N/M	—	—	N/M	—	N/M
	3,034	1,924	58%	1,739	11%	1,647	1,709	(4%)	1,576	8%	1,182	1,212	(2%)	1,138	7%

Non-managed joint venture:
Kibali (2)	432	380	14%	372	2%	1,317	1,146	15%	951	21%	1,148	935	23%	802	17%
Total Africa	3,466	2,304	50%	2,111	9%
“N/M” - Not meaningful
(1) On a consolidated basis. Siguiri and Sukari are owned 85% and 50% by AngloGold Ashanti, respectively.
(2) Equity-accounted non-managed joint venture. On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
Africa – Managed Operations
In the Africa region, gold production from managed operations increased 39% year-on-year in 2025 compared to 2024, mainly due to increased gold production resulting from a full year ownership of the Sukari mine. Sukari contributed 93% of the total change in gold production. Obuasi, Siguiri and Geita also contributed to the increased gold production, partially offset by lower gold production from Iduapriem. Revenue from product sales from the Africa managed operations increased by $3,104 million, or
103%, from $3,019 million in 2024 to $6,123 million in 2025, mainly as a result of an increase in gold income. Gold income increased by 103% year-on-year in 2025 compared to 2024. This increase was mainly due to an increase in the average gold price received per ounce and higher ounces of gold sold. The increase in the average gold price received of $1,073 per ounce from 2024 to 2025 resulted in an increase in gold income of $1,880 million. Gold sold increased 41%, which resulted in an increase in gold income of $1,219 million. Sukari contributed 91% of the total change in gold sold. Obuasi, Siguiri and Geita also contributed to the increased gold sales, partially offset by a decrease in gold sales at Iduapriem. By-product revenue increased
$5 million from $4 million in 2024 to $9 million in 2025.
Cost of sales increased 58% year-on-year in 2025 compared to 2024, with Sukari contributing 64% to the total change. The increase in cost of sales was mainly due to increased total operating costs and increased amortisation charges related to Mineral
Development costs, deferred stripping costs and intangible assets. Total operating costs increased mainly due to higher labour costs and increased royalties paid. Total cash costs per ounce marginally decreased 2% year-on-year in 2025 compared to
2024, mainly due to the introduction of Sukari into the portfolio which more than offset cost increases at the remaining African operations. All-in sustaining costs per ounce decreased 4% year-on-year in 2025 compared to 2024, mainly due to an increase in ounces of gold sold, partially offset by an increase in total operating costs and an increase in sustaining capital expenditure.
Iduapriem (Ghana)
Gold production at Iduapriem decreased 16% year-on-year in 2025 compared to 2024, mainly due to an unplanned seventeen-
day plant shutdown in the first quarter of 2025 to investigate and repair a tear in the lining of the Beposo TSF, as well as a reduction in overall grade resulting from the depletion of the higher-grade Cut 2B pit in 2024 and increased processing plant operational downtime due to power supply interruptions.  Cost of sales increased 21% year-on-year in 2025 compared to 2024, mainly due to increased total operating costs and increased amortisation charges. The increase in total operating costs was mainly due to higher expenditure on mining contractor costs, consultant costs and repair and maintenance costs. Amortisation was higher mainly due to increased deferred stripping from the Ajopa pit due to increased full grade ore mined from the pit. Total cash costs per ounce increased 33% year-on-year in 2025 compared to 2024, mainly driven by the increase in total operating costs and a decrease in gold produced. All-in sustaining costs per ounce increased 30% year-on-year in 2025 compared to
2024, mainly due to increases in total operating costs combined with a decrease in ounces of gold sold, partially offset by lower sustaining capital expenditure.

Obuasi (Ghana)
Gold production at Obuasi increased 20% year-on-year in 2025 compared to 2024, mainly driven by a 13% improvement in average mill head grade, together with a 3% recovery uplift due to the commissioning of the second flash cell and stable plant performance, as well as 4% higher tonnes treated compared to 2024 when output was constrained by multiple equipment breakdowns and poor ground conditions. Cost of sales increased 27% year-on-year in 2025 compared to 2024, mainly due to higher total operating costs and increased amortisation charges. The increase in total operating costs was mainly due to higher labour costs associated with increases in rate and labour complement, bonuses linked to stronger production performance, mining contractor costs associated with increased tonnes mined and updated rates, along with elevated consultant and maintenance costs and higher royalties paid. Amortisation was higher mainly due to increased Mineral Reserve amortisation and fleet componentisation. Total cash costs per ounce increased 9% year-on-year in 2025 compared to 2024, mainly due to the increase in total operating costs, partially offset by increased gold production. All-in sustaining costs per ounce increased 4%
year-on-year in 2025 compared to 2024, mainly due to the increase in total operating costs and an increase in sustaining capital expenditure, partially offset by an increase in gold sold.
Siguiri (Guinea)
Gold production at Siguiri increased 6% year-on-year in 2025 compared to 2024, mainly due to a 9% improvement in recovered grade driven by plant efficiency measures and the exclusion of the Bidini ore from the blend. This increase was partially offset by a 3% decrease in tonnes treated, due to the plant stoppage in the third quarter of 2025 to address seepage on a section of the south wall of the TSF following a significant rainfall event. Remedial works, including buttressing, are well advanced and are expected to continue around the perimeter of the TSF through the first half of 2026. Cost of sales increased 14% year-on-year in
2025 compared to 2024, mainly due to an increase in total operating costs and increased amortisation charges. The increase in total operating costs was mainly due to higher royalties paid and increases in labour contractor, material stores and maintenance costs, partially offset by a build-up of metal inventories year-on-year. Amortisation was higher mainly due to more depletion of
Mineral Reserve following the increase in gold production and increased contained gold from the Kami and Saraya pits. Total cash costs per ounce increased 5% year-on-year in 2025 compared to 2024, mainly due to the increase in total operating costs, partially offset by increased gold production. All-in sustaining costs per ounce increased 3% year-on-year in 2025 compared to
2024, mainly due to the increase in total operating costs, partially offset by an increase in gold sold and decreased sustaining capital expenditure.
Geita (Tanzania)
Gold production at Geita marginally increased 2% year-on-year in 2025 compared to 2024, mainly due to a 17% higher mined grade from open-pit operations, despite lower plant recovery and a 4% decrease in tonnes treated due to lower mill throughput rate, major engineering breakdowns, an emergency shutdown and 10 lost production days due to political unrest. Cost of sales increased 26% year-on-year in 2025 compared to 2024, mainly due to increases in total operating costs and amortisation charges. Total operating costs increased mainly due to higher mining contractor costs related to updated rates, higher royalties paid, increases in contractor and consultant expenditure, higher store costs and additional maintenance expenditure on the plant and mining fleet. Amortisation charges increased mainly due to higher Mineral Reserve development amortisation, higher deferred stripping amortisation, higher fixed asset amortisation and increased HME amortisation, partially offset by savings for amortisation on leased assets. Total cash costs per ounce increased 5% year-on-year in 2025 compared to 2024, primarily due to the increase in total operating costs, partially offset by an increase in gold production. All-in sustaining costs per ounce increased 8% year-on-year in 2025 compared to 2024, mainly due to the increase in total operating costs and increased sustaining capital expenditure, partially offset by an increase in gold sold.
Sukari (Egypt)
The Company acquired Sukari on 22 November 2024. Gold production at Sukari for 2025 was 500,000 ounces at a total cash cost of $783 per ounce. All-in sustaining cost per ounce was $1,094 per ounce.
Africa – Non-managed Joint Venture
Kibali (Democratic Republic of the Congo)
The Kibali mine in the DRC, which is operated by Barrick, was the only operating asset that was a non-managed joint venture in
2025 and 2024. Kibali is accounted for under the equity method of accounting by AngloGold Ashanti. As a result, AngloGold
Ashanti’s portion of Kibali’s earnings or losses are reported by the Company as share of associates and joint ventures’ profit within its consolidated income statement. Gold production at Kibali (on an attributable basis) marginally decreased 2% year-on-
year in 2025 compared to 2024, mainly due to a marginal 2% decrease in tonnes treated in 2025 compared to 2024, while recovered grades remained in line with 2024. The Company recorded equity earnings of $228 million in 2025 related to its investment in Kibali, an increase of $89 million, or 64%, from $139 million in 2024, mainly due to a 45% increase in the average gold price received.
AUSTRALIA

	Gold Produced (‘000 oz)					Gold Sold (‘000 oz)					Gold Income ($ million)

	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23
Managed operations:
Sunrise Dam	232	259	(10%)	252	3%	230	261	(12%)	256	2%	789	626	26%	495	26%
Tropicana (1)	305	313	(3%)	310	1%	309	317	(3%)	301	5%	1,087	768	42%	586	31%
Total Australia	537	572	(6%)	562	2%	539	578	(7%)	557	4%	1,876	1,394	35%	1,081	29%
(1)  On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.

	Cost of Sales ($ million)					All-in sustaining costs ($/oz)					Total cash costs ($/oz)

	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23
Managed operations:
Sunrise Dam	442	430	3%	399	8%	2,078	1,665	25%	1,583	5%	1,634	1,343	22%	1,318	2%
Tropicana (1)	527	479	10%	438	9%	1,508	1,297	16%	1,304	(1%)	1,330	1,132	17%	1,105	2%
Administration and other	40	36	11%	30	20%	—	—	N/M	—	N/M	—	—	N/M	—	N/M
Total Australia	1,009	945	7%	867	9%	1,825	1,526	20%	1,487	3%	1,530	1,287	19%	1,251	3%
“N/M” - Not meaningful
(1)  On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
Australia
In the Australia region, gold production (on an attributable basis) decreased 6% year-on-year in 2025 compared to 2024.
Revenue from product sales from the Australia operations increased by $483 million, or 35%, from $1,399 million in 2024 to
$1,882 million in 2025, mainly as a result of an increase in gold income. Gold income increased 35% year-on-year in 2025 compared to 2024, mainly due to an increase in the average gold price received per ounce, partially offset by lower ounces of gold sold. The increase in the average gold price received of $1,073 per ounce from 2024 to 2025 resulted in an increase in gold income of $575 million. Gold sold decreased 7% year-on-year in 2025 compared to 2024, which resulted in a decrease in gold income of $93 million. By-product revenue increased $1 million from $5 million in 2024 to $6 million in 2025.
Cost of sales increased 7% year-on-year in 2025 compared to 2024, mainly due to an increase in total operating costs partially offset by a decrease in amortisation charges. Total operating costs increased primarily due to a buildup of material stores, higher costs in the open pit, unfavourable inventory movements and increased royalties paid, partially offset by a decrease in rehabilitation costs. Amortisation charges decreased mainly due to a decrease in the amortisation of intangible assets and deferred stripping costs, partially offset by increased lease amortisation charges. Total cash costs per ounce increased 19%
year-on-year in 2025 compared to 2024, mainly due to increased total operating costs and lower gold production. All-in sustaining costs increased 20% year-on-year in 2025 compared to 2024, mainly due to an increase in total operating costs, an increase in sustaining capital expenditure and a decrease in gold sold.
Sunrise Dam
Gold production at Sunrise Dam decreased 10% year-on-year in 2025 compared to 2024, mainly due to reduced underground ore tonnes mined resulting from lower loader and stope availability, partially offset by an improvement in plant recoveries. Cost of sales increased 3% year-on-year in 2025 compared to 2024, mainly due to an increase in total operating costs, partially offset by a decrease in amortisation charges. Total operating costs increased mainly due to drawdowns on gold-in-process inventories and volume-related increases in mining costs. Amortisation charges decreased mainly due to a decrease in the amortisation of tangible assets. Total cash costs per ounce increased 22% year-on-year in 2025 compared to 2024, mainly driven by the increase in total operating costs and decreased gold production. All-in sustaining costs per ounce increased 25% year-on-year in
2025 compared to 2024, mainly due to the increase in total operating costs, increased sustaining capital expenditure and a decrease in gold sold.

Tropicana
Gold production at Tropicana (on an attributable basis) decreased 3% year-on-year in 2025 compared to 2024, with lower recovered grade, primarily driven by a higher proportion of lower-grade stockpile ore processed being partially offset by a 3%
improvement in tonnes treated. Cost of sales increased 10% year-on-year in 2025 compared to 2024, primarily due to an increase in total operating costs. Total operating costs increased primarily due to volume-related increases in underground mining costs, higher royalties paid and drawdown of metal inventories year-on-year. Total cash costs per ounce increased 17%
year-on-year in 2025 compared to 2024, primarily driven by the increase in total operating costs and  lower gold production. All-in sustaining costs per ounce increased 16% year-on-year in 2025 compared to 2024, mainly due to the increase in total operating costs, increased lease payments and a decrease in gold sold.
Administration and other
Other cost of sales increased 11% year-on-year in 2025 compared to 2024, mainly due to increased community investment, software licensing costs and employee share compensation.
AMERICAS

	Gold Produced (‘000 oz)					Gold Sold (‘000 oz)					Gold Income ($ million)

	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23
Managed operations:
Cerro Vanguardia (1)	179	175	2%	164	7%	178	183	(3%)	163	12%	612	439	39%	317	38%
AGA Mineração (2)	273	271	1%	294	(8%)	272	274	(1%)	285	(4%)	946	634	49%	515	23%
Serra Grande (3)	53	80	(34%)	86	(7%)	53	80	(34%)	86	(7%)	182	191	(5%)	167	14%
Total Americas	505	526	(4%)	544	(3%)	503	537	(6%)	534	1%	1,740	1,264	38%	999	27%
(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) Serra Grande was sold on 1 December 2025.

	Cost of Sales $ million)					All-in sustaining costs ($/oz)					Total cash costs ($/oz)

	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23	2025	2024	25v24	2023	24v23
Managed operations:
Cerro Vanguardia (1)	441	368	20%	307	20%	1,726	1,544	12%	1,581	(2%)	1,227	1,073	14%	1,045	3%
AGA Mineração (2)	391	352	11%	453	(22%)	1,506	1,334	13%	1,807	(26%)	976	876	11%	1,210	(28%)
Serra Grande (3)	139	136	2%	169	(20%)	2,951	2,039	45%	2,198	(7%)	2,165	1,411	53%	1,498	(6%)
Administration and other	2	2	—	2	—	—	—	N/M	—	N/M	—	—	N/M	—	N/M
Total Americas	973	858	13%	931	(8%)	1,741	1,514	15%	1,805	(16%)	1,195	1,027	16%	1,207	(15%)
“N/M” - Not meaningful
(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) Serra Grande was sold on 1 December 2025.
Americas
In the Americas region, gold production decreased 4% year-on-year in 2025 compared to 2024, mainly due to lower gold production from Serra Grande, which was sold in December 2025. Revenue from product sales from the Americas operations increased by $513 million, or 37%, from $1,375 million in 2024 to $1,888 million in 2025, mainly as a result of an increase in gold income and by-product revenue. Gold income increased 38% year-on-year in 2025 compared to 2024. This increase was mainly due to an increase in the average gold price received per ounce, partially offset by lower ounces of gold sold. The increase in the average gold price received per ounce of $1,073 per ounce from 2024 to 2025 resulted in an increase in gold income of $556 million. The decrease in ounces of gold sold of 34,000 ounces resulted in a decrease in gold income of $80 million. By-product revenue increased by $37 million, or 33%, from $111 million in 2024 to $148 million in 2025, mainly due to an increase in silver sold in Argentina and an increase in sulphuric acid sales in Brazil.
Cost of sales in the Americas region increased 13% year-on-year in 2025 compared to 2024, primarily due to an increase in total operating costs and an increase in amortisation charges. The Queiroz metallurgical plant resumed operations in September
2024, which resulted in an increased cost structure in 2025. Inflationary pressures continued in this region, but were mitigated to a certain extent by an average 36% weakening of the Argentinean peso against the US dollar. The increase in total operating costs was mainly due to increased labour costs in Brazil, increased royalties paid, an increase in consumable stores, increased contributions to local communities in Argentina due to increased revenues. Amortisation charges increased mainly due to higher amortisation of tangible assets and deferred stripping costs, partially offset by a decrease in Mineral Reserve amortisation. Total cash costs per ounce increased 16% year-on-year in 2025 compared to 2024, mainly due to the increase in total operating costs and a decline in gold production, partially offset by an increase in by-product revenue from silver and sulphuric acid sales. All-in sustaining costs per ounce increased 15% year-on-year in 2025 compared to 2024, mainly due to an increase in total operating costs, an increase in sustaining capital expenditure and a decrease in ounces of gold sold, partially offset by an increase in by-
product revenue from silver and sulphuric acid sales.
Cerro Vanguardia (Argentina)
Gold production at Cerro Vanguardia marginally increased 2% year-on-year in 2025 compared to 2024, mainly due to a 3%
increase in total recovered grades, partially offset by a marginal 1% decrease in heap leach tonnes placed. Cost of sales increased 20% mainly due to an increase in total operating costs and increased amortisation charges. Total operating costs increased primarily due to cost increases in consumable stores, higher royalties paid and higher contributions to the community due to the increase in revenue. Amortisation costs increased primarily due to higher amortisation of deferred stripping costs as a result of higher gold production. Both total operating costs and amortisation charges were favourably impacted by an average
36% weakening of the Argentinean peso against the US dollar. Total cash costs per ounce increased 14% year-on-year in 2025 compared to 2024, mainly driven by the increase in total operating costs, partially offset by increased gold production and increased by-product revenue from silver sales. All-in sustaining costs per ounce increased 12% year-on-year in 2025 compared to 2024, mainly due to an increase in total operating costs and a decrease in gold sold, partially offset by an increase in by-
product revenue from silver sales and a decrease in sustaining capital expenditure.
AGA Mineração (Brazil)
Gold production at Cuiabá (AGA Mineração) marginally increased less than 1% year-on-year in 2025 compared to 2024, mainly due to a 15% increase in mined ore, partially offset by 11% lower recovered grade. Cost of sales increased 11% mainly due to an increase in total operating costs. Total operating costs increased mainly due to volume-related increases in underground mining costs and increases in maintenance costs. Costs at AGA Mineração were favourably impacted by a 4% weakening of the
Brazilian real against the US dollar. Total cash costs per ounce increased 11% year-on-year in 2025 compared to 2024, mainly due to increased operating costs, partially offset by a marginal increase in gold production and increased by-product revenue from sulphuric acid sales. All-in sustaining costs per ounce increased 13% year-on-year in 2025 compared to 2024, mainly due to an increase in total operating costs, increased sustaining capital expenditure and a marginal decrease in gold sold, partially offset by an increase in by-product revenue from sulphuric acid sales.
Serra Grande (Brazil)
Gold production at Serra Grande decreased 34% year-on-year in 2025 compared to 2024, mainly due to lower recovered grades and ore volumes mined, impacted by the completion of the sale of Serra Grande on 1 December 2025. Cost of sales marginally increased 2% year-on-year in 2025 compared to 2024, mainly driven by an increase in amortisation charges primarily due to prior period impairment reversals. Total cash costs per ounce increased 53% year-on-year in 2025 compared to 2024, mainly driven by lower gold production. All-in sustaining costs per ounce increased 45% year-on-year in 2025 compared to 2024, mainly due to a decrease in gold sold.
Capital Expenditures
To develop, operate and maintain its mining operations, AngloGold Ashanti spends a significant amount of funds on capital expenditure. This capital expenditure can take the form of sustaining or non-sustaining capital expenditure. “Sustaining capital expenditure” is a Non-GAAP financial measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
“Non-sustaining capital expenditure” is a Non-GAAP financial measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
For a reconciliation of these Non-GAAP financial measures to the most directly comparable GAAP financial measure, which is capital expenditure, refer to “—Non-GAAP analysis—Reconciliations—Note C” below.

The following tables present capital expenditure data for AngloGold Ashanti at its managed operations for the three-year period ended 31 December 2025:

Capital Expenditure ($ in millions, except for percentages)
			Variance (25vs24)			Variance (24vs23)
	2025	2024	$	%	2023	$	%
Managed operations
Africa	984	689	295	43%	625	64	10%
Iduapriem	173	169	4	2%	142	27	19%
Obuasi	209	202	7	3%	214	(12)	(6%)
Siguiri (1)	102	102	—	—	78	24	31%
Geita	238	196	42	21%	191	5	3%
Sukari (1)(2)	262	20	242	N/M	—	20	N/M
Australia	185	153	32	21%	135	18	13%
Sunrise Dam	87	65	22	34%	47	18	38%
Tropicana (3)	98	88	10	11%	88	—	—
Americas	236	209	27	13%	254	(45)	(18%)
AGA Mineração (4)	135	98	37	38%	124	(26)	(21%)
Serra Grande (5)	37	40	(3)	(8%)	55	(15)	(27%)
Cerro Vanguardia (1)	64	71	(7)	(10%)	75	(4)	(5%)
Projects	42	38	4	11%	27	11	41%
Colombia	13	13	—	—	11	2	18%
North America	29	25	4	16%	16	9	56%
Corporate and other	2	1	1	100%	1	—	—
Total Capital Expenditure	1,449	1,090	359	33%	1,042	48	5%

“N/M” - Not meaningful
(1) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(2)Sukari was acquired on 22 November 2024.
(3)On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(4)The Córrego do Sítio (“CdS”) operation was placed on care and maintenance in August 2023. At CdS, total capital expenditure amounted to nil, nil and $21 million for the financial years ended 31 December 2025, 2024 and 2023, respectively.
(5)Serra Grande was sold on 1 December 2025.

Capital expenditure ($ in millions, except for percentages)
			Variance (25vs24)			Variance (24vs23)
	2025	2024	$	%	2023 (1)	$	%
Managed operations	1,449	1,090	359	33%	1,042	48	5%
Sustaining capital expenditure	1,070	864	206	24%	842	22	3%
Non-sustaining capital expenditure	379	226	153	68%	200	26	13%

(1)The CdS operation was placed on care and maintenance in August 2023. At CdS, total capital expenditure amounted to $21 million, sustaining capital expenditure amounted to $19 million and non-sustaining capital expenditure amounted to $2 million for the financial year ended 31 December 2023.
Comparison of capital expenditure in 2025 with 2024
Capital expenditure increased 33% year-on-year in 2025 compared to 2024. This increase was mainly due to an increase of
$206 million in sustaining capital expenditure and an increase of $153 million in non-sustaining capital expenditure.
In Africa, capital expenditure increased 43% year-on-year in 2025 compared to 2024. At Iduapriem in Ghana, capital expenditure marginally increased 2% year-on-year in 2025 compared to 2024, mainly due to higher non-sustaining capital expenditure on the
Teberebie relocation and crusher and conveyor, partially offset by reduced expenditure mainly due to savings initiatives and temporary deferral of some sustaining capital expenditures. At Obuasi in Ghana, capital expenditure increased 3% year-on-year in 2025 compared to 2024, mainly due to an increase in sustaining capital expenditure related to an increased rate per meter in

Mineral Reserve development and underground infrastructure development, partially offset by lower non-sustaining capital expenditure following the successful completion of Phase 3 of the Obuasi redevelopment project in the fourth quarter of 2024. At
Siguiri in Guinea, capital expenditure was flat in 2025 compared to 2024 as increased non-sustaining capital expenditure was offset by decreased deferred stripping expenditure. At Geita in Tanzania, capital expenditure increased 21% year-on-year in
2025 compared to 2024, mainly due to an increase in sustaining capital expenditure primarily due to the acquisition of a new mining fleet and increased investment in Mineral Reserve development. Capital expenditure at Sukari in Egypt amounted to $262 million, of which $145 million was sustaining and $117 million was non-sustaining. At Sukari, sustaining capital projects included capitalised maintenance on heavy mining equipment, additional equipment purchases and capitalised exploration whereas non-
sustaining projects primarily included open-pit waste stripping and dump leach projects.
In Australia, capital expenditure increased 21% year-on-year in 2025 compared to 2024. At Sunrise Dam, capital expenditure increased 34% year-on-year in 2025 compared to 2024, all of which was sustaining, mainly due to Mineral Reserve development and additional expenditure towards a concentrated leach project. At Tropicana, capital expenditure increased 11% year-on-year in 2025 compared to 2024, mainly due to non-sustaining expenditure towards the Havana growth project.
In the Americas, capital expenditure increased 13% year-on-year in 2025 compared to 2024. At Cuiabá (AGA Mineração) in
Brazil, capital expenditure increased 38% year-on-year in 2025 compared to 2024, mainly due to investment in growth at Cuiabá
to ramp up production and investments in Full Asset Potential projects such as new equipment acquisitions and acceleration of primary development and exploration efforts. Serra Grande, which was sold in December 2025, incurred $37 million of capital expenditure in 2025. At Cerro Vanguardia in Argentina, capital expenditure, all of which was sustaining, decreased 10% year-on-
year in 2025 compared to 2024, mainly due to lower deferred stripping capitalised.
In Projects, capital expenditure increased 11% year-on-year in 2025 compared to 2024, primarily due to various feasibility studies in Colombia and continued capital expenditure towards the North Bullfrog and Arthur Gold (formerly Expanded Silicon)
projects in Nevada, United States.
Geographical Information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographical segments. Therefore, information regarding separate geographical segments is provided.
Gold income

($ in millions)	Year ended 31 December
	2025		2024		2023
	$	%	$	%	$	%
Geographical analysis of gold income by origin is as follows:
Africa	7,152	74%	3,756	66%	3,068	69%
Australia	1,876	19%	1,394	25%	1,081	24%
Americas	1,740	18%	1,264	22%	999	22%
	10,768		6,414		5,148
Less: Equity-accounted non-managed joint ventures included above	(1,038)	(11%)	(741)	(13%)	(668)	(15%)
	9,730	100%	5,673	100%	4,480	100%
Assets

($ in millions)	At 31 December
	2025		2024 (revised)(1)		2023 (revised)(1)
	$	%	$	%	$	%
Geographical analysis of assets by origin is as follows:
Africa	9,294	62%	9,081	69%	4,414	54%
Australia	1,115	7%	845	6%	942	11%
Americas	1,712	11%	1,533	12%	1,336	16%
Projects	975	7%	991	7%	833	10%
Other, including non-gold producing managed operations	1,982	13%	780	6%	732	9%
Total assets	15,078	100%	13,230	100%	8,257	100%
(1) Comparative periods for total assets have been revised to correct immaterial prior period errors relating to the classification of deferred and current taxation assets and liabilities for AGA Mineração and Serra Grande in Brazil. See “Item 18: Financial Statements—Note 1.4—Error in the classification of deferred taxation assets and liabilities and current taxation liability”.

Non-GAAP analysis
In this annual report on Form 20-F, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. See “Presentation of information—Non-
GAAP financial measures” for additional information about the use of Non-GAAP financial measures and “—Reconciliations”
below for reconciliations. Refer to “Glossary of selected terms—Financial terms—Total cash costs”, “Glossary of selected terms
—Financial terms—All-in sustaining costs”, “Glossary of selected terms—Financial terms—Average gold price received per ounce”, “Glossary of selected terms—Financial terms—Sustaining capital expenditure” and “Glossary of selected terms—
Financial terms—Non-sustaining capital expenditure” for definitions.
Reconciliations
All-in sustaining costs and total cash costs per ounce
A reconciliation of cost of sales as included in the Company’s audited financial statements to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three financial years in the period ended 31 December 2025 is presented on a total (managed operations/non-managed joint ventures) and segment basis in Note
A below. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine (for managed operations) and the attributable ounces of gold produced and sold by mine (for non-managed joint ventures) for each of those periods below.
Average gold price received per ounce
A reconciliation of gold income as included in the Company’s audited financial statements to “average gold price received per ounce” for each of the three financial years in the period ended 31 December 2025 is presented on a total (managed operations/
non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in the Company’s audited financial statements to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three financial years in the period ended 31 December
2025 is presented on a total (managed operations/non-managed joint ventures) and segment basis in Note C below.

Note A — All-in sustaining costs and total cash costs per ounce reconciliation

For the year ended 31 December 2025
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	6	432	432	424	458	591	773	789	(1)	3,034	442	527	40	1,009
By-product revenue	—	(2)	(2)	—	(1)	—	(4)	(4)	—	(9)	(2)	(4)	—	(6)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(4)	(107)	(107)	(113)	(87)	(64)	(256)	(379)	—	(899)	(67)	(113)	(1)	(181)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	(1)	—	(1)	—	—	(2)	1	—	—	1
Corporate administration, marketing and related expenses	135	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	6	—	5	21	3	—	35	15	21	1	37
Sustaining exploration and study costs	—	—	—	4	1	10	9	—	—	24	2	—	—	2
Total sustaining capital expenditure	2	71	71	101	174	85	218	145	—	723	87	35	—	122
All-in sustaining costs(4)	139	393	393	421	544	627	760	554	—	2,906	478	467	40	985
Gold sold - oz (000)	—	298	298	201	269	289	499	507	—	1,765	230	309	—	539
All-in sustaining costs per ounce - $/oz(1)	—	1,317	1,317	2,096	2,026	2,165	1,525	1,094	—	1,647	2,078	1,508	—	1,825

	AMERICAS								Adjusted to exclude Sukari (5)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Managed operations Africa	Managed operations

All-in sustaining costs
Cost of sales per segmental information(2)	441	391	139	2	973	—	432	5,022	2,245	4,233
By-product revenue	(130)	(18)	—	—	(148)	—	(2)	(163)	(5)	(159)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(68)	(105)	(30)	—	(203)	—	(107)	(1,287)	(520)	(908)
Adjusted for decommissioning and inventory amortisation	(3)	(1)	—	—	(4)	—	—	(5)	(2)	(5)
Corporate administration, marketing and related expenses	—	—	—	—	—	3	—	138	—	138
Lease payment sustaining	—	23	8	—	31	2	(1)	106	32	103
Sustaining exploration and study costs	6	1	—	—	7	1	—	34	24	34
Total sustaining capital expenditure	64	119	37	—	220	3	71	1,070	578	925
All-in sustaining costs(4)	309	410	154	3	876	8	393	4,914	2,352	4,360
Gold sold - oz (000)	178	272	53	—	503	—	298	2,807	1,258	2,300
All-in sustaining costs per ounce - $/oz(1)	1,726	1,506	2,951	—	1,741	—	1,317	1,751	1,870	1,895

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2025
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	6	432	432	424	458	591	773	789	(1)	3,034	442	527	40	1,009
- By-product revenue	—	(2)	(2)	—	(1)	—	(4)	(4)	—	(9)	(2)	(4)	—	(6)
- Inventory change	—	8	8	(3)	(4)	—	3	(12)	—	(16)	3	(5)	—	(2)
- Amortisation of tangible assets	(3)	(106)	(106)	(107)	(87)	(59)	(234)	(377)	—	(864)	(52)	(89)	—	(141)
- Amortisation of right of use assets	—	(1)	(1)	(6)	—	(5)	(22)	(2)	—	(35)	(15)	(24)	(1)	(40)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
- Environmental rehabilitation and other non-cash costs	—	17	17	(13)	(13)	(11)	(6)	(3)	—	(46)	4	—	(1)	3
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	2	348	348	295	353	516	510	391	(1)	2,064	379	406	37	822
Gold produced - oz (000)	—	303	303	199	266	289	492	500	—	1,746	232	305	—	537
Total cash costs per ounce - $/oz(1)	—	1,148	1,148	1,482	1,325	1,783	1,038	783	—	1,182	1,634	1,330	—	1,530

	AMERICAS								Adjusted to exclude Sukari (5)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Managed operations Africa	Managed operations

Total cash costs
Cost of sales per segmental information(2)	441	391	139	2	973	—	432	5,022	2,245	4,233
- By-product revenue	(130)	(18)	—	—	(148)	—	(2)	(163)	(5)	(159)
- Inventory change	(4)	—	1	—	(3)	—	8	(21)	(4)	(9)
- Amortisation of tangible assets	(68)	(86)	(24)	—	(178)	—	(106)	(1,186)	(487)	(809)
- Amortisation of right of use assets	—	(19)	(6)	—	(25)	—	(1)	(100)	(33)	(98)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	—	(1)
- Environmental rehabilitation and other non-cash costs	(18)	—	5	—	(13)	—	17	(56)	(43)	(53)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	—	(3)
Total cash costs (4)	220	266	115	2	603	—	348	3,491	1,673	3,100
Gold produced - oz (000)	179	273	53	—	505	—	303	2,788	1,246	2,288
Total cash costs per ounce - $/oz(1)	1,227	976	2,165	—	1,195	—	1,148	1,252	1,342	1,355

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”  and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce”  calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and  “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2024
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	(1)	380	380	351	360	518	612	83	—	1,924	430	479	36	945
By-product revenue	—	(2)	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(4)	(92)	(92)	(79)	(75)	(51)	(138)	(20)	—	(363)	(77)	(112)	(1)	(190)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	115	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	6	—	3	22	—	—	31	18	10	1	29
Sustaining exploration and study costs	—	—	—	—	2	6	6	—	—	14	1	—	—	1
Total sustaining capital expenditure	1	68	68	108	145	93	181	20	—	547	65	37	—	102
All-in sustaining costs(4)	112	354	354	385	430	569	680	83	—	2,147	434	411	36	881
Gold sold - oz (000)	—	309	309	238	222	272	479	44	—	1,255	261	317	—	578
All-in sustaining costs per ounce - $/oz(1)	—	1,146	1,146	1,614	1,942	2,093	1,418	1,858	—	1,709	1,665	1,297	—	1,526

	AMERICAS								Adjusted to exclude Sukari (5)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Managed operations Africa	Managed operations

All-in sustaining costs
Cost of sales per segmental information(2)	368	352	136	2	858	—	380	3,726	1,841	3,643
By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(4)	(120)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(61)	(112)	(22)	—	(195)	—	(92)	(752)	(343)	(732)
Adjusted for decommissioning and inventory amortisation	9	(1)	(1)	—	7	—	—	5	(1)	5
Corporate administration, marketing and related expenses	—	—	—	—	—	3	—	118	—	118
Lease payment sustaining	—	27	10	—	37	1	(1)	99	31	99
Sustaining exploration and study costs	6	2	—	—	8	1	—	24	14	24
Total sustaining capital expenditure	71	98	40	—	209	5	68	864	527	844
All-in sustaining costs(4)	284	365	162	2	813	10	354	3,963	2,064	3,880
Gold sold - oz (000)	183	274	80	—	537	—	309	2,370	1,211	2,326
All-in sustaining costs per ounce - $/oz(1)	1,544	1,334	2,039	—	1,514	—	1,146	1,672	1,704	1,668

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”  and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce”  calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and  “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2024
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	(1)	380	380	351	360	518	612	83	—	1,924	430	479	36	945
- By-product revenue	—	(2)	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
- Inventory change	—	2	2	1	(2)	4	7	(17)	—	(7)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(3)	(91)	(91)	(75)	(75)	(48)	(111)	(19)	—	(328)	(61)	(106)	—	(167)
- Amortisation of right of use assets	(1)	(1)	(1)	(4)	—	(3)	(27)	(1)	—	(35)	(16)	(6)	(1)	(23)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Environmental rehabilitation and other non-cash costs	—	1	1	(7)	(14)	(6)	(3)	—	—	(30)	(2)	(2)	(1)	(5)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	(5)	289	289	265	268	465	476	46	(1)	1,519	347	354	34	735
Gold produced - oz (000)	—	309	309	237	221	273	483	40	—	1,254	259	313	—	572
Total cash costs per ounce - $/oz(1)	—	935	935	1,118	1,214	1,703	984	1,165	—	1,212	1,343	1,132	—	1,287

	AMERICAS								Adjusted to exclude Sukari (5)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Managed operations Africa	Managed operations

Total cash costs
Cost of sales per segmental information(2)	368	352	136	2	858	—	380	3,726	1,841	3,643
- By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(4)	(120)
- Inventory change	1	(2)	—	—	(1)	—	2	(18)	10	(1)
- Amortisation of tangible assets	(61)	(89)	(18)	—	(168)	—	(91)	(666)	(309)	(647)
- Amortisation of right of use assets	—	(23)	(4)	—	(27)	—	(1)	(86)	(35)	(86)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Environmental rehabilitation and other non-cash costs	(10)	2	—	—	(8)	—	1	(43)	(30)	(43)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	—	(3)
Total cash costs (4)	189	237	113	2	541	—	289	2,790	1,473	2,744
Gold produced - oz (000)	175	271	80	—	526	—	309	2,352	1,214	2,312
Total cash costs per ounce - $/oz(1)	1,073	876	1,411	—	1,027	—	935	1,187	1,213	1,187

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”  and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce”  calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and  “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	4	372	—	372	387	313	473	566	—	1,739	399	438	30	867
By-product revenue	—	(2)	—	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
Realised other commodity contracts	7	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(5)	(99)	—	(99)	(129)	(61)	(39)	(91)	—	(320)	(58)	(104)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	—	1	—	1	—	—	—	(1)	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	92	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	2	2	—	2	3	—	—	26	—	29	16	11	1	28
Sustaining exploration and study costs	—	—	—	—	—	2	6	12	(1)	19	2	1	—	3
Total sustaining capital expenditure	1	52	—	52	96	148	74	162	—	480	47	50	1	98
All-in sustaining costs(4)	101	326	—	326	357	401	514	672	(1)	1,943	404	393	31	828
Gold sold - oz (000)	—	343	—	343	268	226	260	479	—	1,233	256	301	—	557
All-in sustaining costs per ounce - $/oz(1)	—	951	—	951	1,329	1,777	1,976	1,403	—	1,576	1,583	1,304	—	1,487

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation (5)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non managed joint ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração	Americas	Managed operations

All-in sustaining costs
Cost of sales per segmental information(2)	307	453	169	2	931	—	372	3,541	104	349	827	3,437
By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	—	(2)	(95)	(102)
Realised other commodity contracts	—	—	—	—	—	—	—	7	—	—	—	7
Amortisation of tangible, intangible and right of use assets	(39)	(88)	(43)	—	(170)	—	(99)	(658)	(6)	(82)	(164)	(652)
Adjusted for decommissioning and inventory amortisation	1	(3)	—	—	(2)	(1)	1	(5)	—	(3)	(2)	(5)
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	94	—	—	—	94
Lease payment sustaining	—	33	8	(1)	40	1	2	100	7	26	33	93
Sustaining exploration and study costs	6	1	—	1	8	2	—	32	—	1	8	32
Total sustaining capital expenditure	75	122	55	—	252	11	52	842	19	103	233	823
All-in sustaining costs(4)	257	516	189	2	964	15	326	3,851	124	392	840	3,727
Gold sold - oz (000)	163	285	86	—	534	—	343	2,324	43	242	491	2,281
All-in sustaining costs per ounce - $/oz(1)	1,581	1,807	2,198	—	1,805	—	951	1,657	2,894	1,615	1,710	1,634

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”  and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce”  calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and  “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA								AUSTRALIA
	Corporate and other(3)	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	4	372	372	387	313	473	566	—	1,739	399	438	30	867
- By-product revenue	—	(2)	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
- Inventory change	—	2	2	(2)	4	1	5	(1)	7	(6)	14	—	8
- Amortisation of tangible assets	(3)	(98)	(98)	(126)	(61)	(39)	(68)	—	(294)	(43)	(97)	—	(140)
- Amortisation of right of use assets	(1)	(1)	(1)	(3)	—	—	(23)	—	(26)	(15)	(7)	(1)	(23)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—
- Environmental rehabilitation and other non-cash costs	1	2	2	(3)	(6)	(6)	(1)	—	(16)	(1)	(2)	(1)	(4)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	—	275	275	253	249	429	477	(1)	1,407	333	343	28	704
Gold produced - oz (000)	—	343	343	268	224	260	485	—	1,237	252	310	—	562
Total cash costs per ounce - $/oz(1)		802	802	943	1,114	1,650	984	—	1,138	1,318	1,105	—	1,251

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation (5)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração	Americas	Managed operations

Total cash costs
Cost of sales per segmental information(2)	307	453	169	2	931	—	372	3,541	104	349	827	3,437
- By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	—	(2)	(95)	(102)
- Inventory change	(2)	(2)	—	1	(3)	—	2	12	(2)	—	(1)	14
- Amortisation of tangible assets	(39)	(66)	(37)	—	(142)	—	(98)	(579)	(3)	(63)	(139)	(576)
- Amortisation of right of use assets	—	(22)	(6)	—	(28)	—	(1)	(78)	(3)	(19)	(25)	(75)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	—	—	—	(1)
- Environmental rehabilitation and other non-cash costs	(1)	(4)	3	(1)	(3)	—	2	(22)	(3)	(1)	—	(19)
- Retrenchment costs	—	(2)	(1)	(1)	(4)	—	—	(4)	—	(2)	(4)	(4)
Total cash costs (4)	172	355	128	1	656	—	275	2,767	93	262	563	2,674
Gold produced - oz (000)	164	294	86	—	544	—	343	2,343	42	252	502	2,301
Total cash costs per ounce - $/oz(1)	1,045	1,210	1,498	—	1,207	—	802	1,181	2,217	1,041	1,122	1,162

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce”  and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce”  calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and  “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to “Item 18: Financial Statements—Note 2—Segmental information”.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

Note B — Average gold price received per ounce reconciliation

	Year ended 31 December
(in US dollar million, except as otherwise noted)	2025		2024		2023
	Managed Operations	Non-Managed Joint Ventures	Managed Operations	Non-Managed Joint Ventures	Managed Operations	Non-Managed Joint Ventures
Gold income	9,730	1,038	5,673	741	4,480	668
Adjustment for CdS gold income (1)	—	—	—	—	(84)	—
	9,730	1,038	5,673	741	4,396	668
Gold sold - oz (000) (1)	2,807	298	2,370	309	2,281	343
Average gold price received per ounce ($/oz)	3,466	3,483	2,393	2,401	1,927	1,948
(1)Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

Note C — Sustaining capital expenditure and non-sustaining capital expenditure reconciliation

For the year ended 31 December 2025
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Sustaining capital expenditure	2	71	71	101	174	85	218	145	—	723	87	35	—	122
Non-sustaining capital expenditure	—	80	80	72	35	17	20	117	—	261	—	63	—	63
Capital expenditure	2	151	151	173	209	102	238	262	—	984	87	98	—	185

	AMERICAS								Adjusted to exclude Sukari (1)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint operations	Managed operations	Managed operations Africa	Managed operations

Sustaining capital expenditure	64	119	37	—	220	3	71	1,070	578	925
Non-sustaining capital expenditure	—	16	—	—	16	39	80	379	144	262
Capital expenditure	64	135	37	—	236	42	151	1,449	722	1,187

(1) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2024
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Sustaining capital expenditure	1	68	68	108	145	93	181	20	—	547	65	37	—	102
Non-sustaining capital expenditure	—	57	57	61	57	9	15	—	—	142	—	51	—	51
Capital expenditure	1	125	125	169	202	102	196	20	—	689	65	88	—	153

	AMERICAS								Adjusted to exclude Sukari (1)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint Ventures	Managed operations	Managed operations Africa	Managed operations

Sustaining capital expenditure	71	98	40	—	209	5	68	864	527	844
Non-sustaining capital expenditure	—	—	—	—	—	33	57	226	142	226
Capital expenditure	71	98	40	—	209	38	125	1,090	669	1,070

(1)Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA								AUSTRALIA
	Corporate and other	Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Sustaining capital expenditure	1	52	52	96	148	74	162	—	480	47	50	1	98
Non-sustaining capital expenditure	—	33	33	46	66	4	29	—	145	—	37	—	37
Capital expenditure	1	85	85	142	214	78	191	—	625	47	87	1	135

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation (1)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Córrego do Sítio	AngloGold Ashanti Mineração	Americas	Managed operations

Sustaining capital expenditure	75	122	55	—	252	11	52	842	19	103	233	823
Non-sustaining capital expenditure	—	2	—	—	2	16	33	200	2	—	—	198
Capital expenditure	75	124	55	—	254	27	85	1,042	21	103	233	1,021
(1)Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

5B.LIQUIDITY AND CAPITAL RESOURCES
In management’s opinion, AngloGold Ashanti’s working capital is sufficient to meet the Company’s present requirements.
Comparison of cash flows in 2025 with 2024
Cash flows from operating activities
Cash flows from operating activities increased by $2,816 million, or 143%, from $1,968 million in 2024 to $4,784 million in 2025.
This increase in cash flows from operating activities was primarily due to increased revenue across AngloGold Ashanti’s mining operations (driven by a higher average gold price received per ounce), increased gold sales volumes and higher dividends received from joint ventures, partially offset by higher total operating costs and increased tax payments.
Net cash outflow from working capital items amounted to $174 million in 2025, compared with an outflow of $254 million in 2024.
The decrease in outflow from working capital items in 2025 mainly related to a decrease in inventories and an increase in trade and other payables, partially offset by an increase in trade, other receivables and other assets. Movements in working capital are generally timing-related.
Trade, other receivables and other assets were also impacted by ongoing movements in value added tax (“VAT”) recoveries at
Geita in Tanzania as well as foreign exchange controls at Cerro Vanguardia in Argentina. In Tanzania, net overdue recoverable
VAT input credit refunds (after discounting provisions) increased by $8 million, or 5%, from $163 million at 31 December 2024 to
$171 million at 31 December 2025, as a result of new claims of $96 million submitted to the Tanzania Revenue Authority during
2025 and revaluation and discounting adjustments of $13 million, reduced by verified VAT claims of $101 million offset against corporate tax payments in 2025. AngloGold Ashanti expects to continue offsetting eligible VAT claims against corporate taxes as part of its recovery strategy. See “Item 4B: Business Overview—The Regulatory Environment Enabling AngloGold Ashanti to
Mine—Africa Region—Tanzania”. In Argentina, Cerro Vanguardia’s cash balance decreased by $37 million (equivalent), or 28%, from $134 million (equivalent) at 31 December 2024 to $97 million (equivalent) at 31 December 2025. The cash remains fully available for Cerro Vanguardia’s operational and exploration requirements. See “Item 4B: Business Overview—The Regulatory
Environment Enabling AngloGold Ashanti to Mine—Americas Region—Argentina”. See “—Liquidity—Sources of liquidity—Cash and cash equivalents” below for information regarding cash movements at Cerro Vanguardia, AngloGold Ashanti’s Argentinean
operation.
Dividends received from joint ventures increased by $34 million, or 39%, from $88 million in 2024 to $122 million in 2025. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the DRC. During 2025, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture amounted to $283 million, of which $122 million (net of withholding taxes) in the form of dividends and $161 million in the form of loan repayments (net of bank fees). This compares to cumulative cash receipts of $237 million received by AngloGold
Ashanti in 2024 from the Kibali joint venture consisting of dividends of $88 million (net of withholding taxes) and $149 million in loan repayments (net of bank fees). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC increased by $71 million, or 182%, from $39 million at 31 December 2024 to $110 million at 31 December 2025.
The cash is fully available for the operational requirements of the Kibali joint venture. In addition, the Kibali joint venture is due certain refunds of VAT which, to date, remain outstanding. During 2025, AngloGold Ashanti recovered VAT refunds of $57 million attributable to it from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance
(including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government decreased by $2 million, or 3%, from $65 million at 31 December 2024 to $63 million at 31 December 2025. This decrease was driven by
$57 million of VAT refunds received, partially offset by $25 million in new claims submitted, $7 million in revaluation adjustments and a $23 million decrease in the discounting provision. See “Item 4B: Business Overview—The Regulatory Environment
Enabling AngloGold Ashanti to Mine—Africa Region—Democratic Republic of the Congo (DRC)”.
Net taxation paid increased by $564 million from $183 million in 2024 to $747 million in 2025. This increase in net taxation paid was mainly due to higher taxable income due to the increase in the average gold price received, higher withholding taxes paid resulting from higher dividends declared and a once-off settlement of a tax liability in Brazil relating to the 2020 to 2024 financial years of $90 million due to the misclassification of certain costs in those years. See “Item 18: Financial Statements—Note 1.4—
Error in the classification of deferred taxation assets and liabilities and current taxation liability”.
Cash flows from investing activities
Cash flows from investing activities amounted to a net outflow of $1,180 million in 2025, $418 million, or 55%, higher than an outflow of $762 million in 2024. This increase was largely due to an increase in capital expenditure on tangible and intangible assets of $359 million, the acquisition of Augusta Gold Corp. for $158 million in October 2025 and $68 million less net cash acquired from the 2024 acquisition of Centamin, partially offset by $25 million in proceeds received on the sale of AngloGold
Ashanti’s interests in the Doropo project in Côte d’Ivoire, $52 million in net proceeds received on the sale of Mineração Serra
Grande S.A., $70 million received on the disposal of the Company’s investment in G2 Goldfields and less investment in other assets (primarily the Company’s investments in G2 Goldfields during 2024).

Cash flows from financing activities
Cash flows from financing activities in 2025 amounted to a net outflow of $2,104 million, which is a change of $1,377 million from an outflow of $727 million in 2024. This increase in outflow was mainly due to higher dividends paid to external shareholders and distributions to non-controlling interests, increased finance costs on borrowings and lower proceeds from borrowings, partially offset by lower repayments of borrowings.
Cash inflows from proceeds from borrowings decreased by $370 million, from $655 million in 2024 to $285 million in 2025. In
2025, AngloGold Ashanti drew $285 million on the 2025 Geita RCF (as defined below). This was in the form of $180 million (USD component) and TZS 286.6 billion (equivalent to $105 million) (Tanzanian shilling component). In 2024, AngloGold Ashanti partially drew $655 million on the $1.4 billion 2022 multi-currency RCF (as defined below).
Cash outflows from repayment of borrowings decreased by $664 million, from $909 million in 2024 to $245 million in 2025. In
2025, AngloGold Ashanti repaid $180 million under the $1.4 billion 2022 multi-currency RCF and repaid $65 million under the
2025 Siguiri RCF (as defined below). In 2024, AngloGold Ashanti repaid $725 million under the $1.4 billion 2022 multi-currency
RCF and $184 million under the $289 million 2021 Geita RCF that has since matured.
Finance costs paid on borrowings increased by $38 million, from $126 million in 2024 to $164 million in 2025, primarily due to interest paid of $39 million on a once-off settlement of a tax liability in Brazil of $90 million relating to the 2020 to 2024 financial years as a result of the misclassification of certain costs in those years. See “Item 18: Financial Statements—Note 1.4—Error in the classification of deferred taxation assets and liabilities and current taxation liability”.
Dividends paid to external shareholders and distributions to non-controlling interests increased by $1,627 million, from $244 million in 2024 to $1,871 million in 2025. Dividends paid to AngloGold Ashanti’s shareholders increased by $1,111 million, from
$172 million in 2024 to $1,283 million in 2025. Distributions paid to non-controlling interests increased by $516 million, from $72 million in 2024 to $588 million in 2025, of which $485 million were distributions paid to the non-controlling interests of Centamin.
Such distributions were paid by the Company’s non-wholly owned subsidiaries CVSA, Siguiri and Sukari to their respective non-
AGA related shareholders.
Liquidity
Sources of liquidity
To service the capital commitments and other operational requirements, AngloGold Ashanti is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities).
AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2026 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.
Cash and cash equivalents
At 31 December 2025, AngloGold Ashanti had cash and cash equivalents (net of bank overdraft) of $2,882 million. Of this amount, 90% is held in US dollars, 5% in Australian dollars, 2% in Ghanaian cedis and 3% in other currencies. Amounts are converted to US dollars at exchange rates at 31 December 2025.
During the second quarter of 2025, CVSA approved its 2024 local financial statements and declared dividends attributable to the
2024 financial year to AngloGold Ashanti’s offshore (equivalent $222 million) and onshore (equivalent $23 million) investment holding companies. CVSA has paid all the offshore dividends to AngloGold Ashanti by utilising a currency swap mechanism to secure the required US dollars. Regarding onshore payments, CVSA paid $9 million and expects to continue with onshore dividend payments, subject to cash availability, in order to pay the remaining amount of dividends declared.
Cash generated from operations
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries.
For example, in accordance with the rules and regulations of the Central Bank of Argentina, cash generated by our Argentinean operations is held in Argentinean peso and is subject to monetary and exchange policy controls. In addition, distributions from joint ventures are subject to relevant board approvals. AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash flows from operating activities are therefore the function of gold produced that is sold at a specific price. The market price of gold can fluctuate widely, which impacts the profitability of the Company’s operations and the cash flows generated by these operations.

Borrowings
The credit facilities contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the Company believes that sufficient measures are in place to ensure that these facilities can be refinanced.
A full analysis of the borrowings as presented on the statement of financial position is included in “Item 18: Financial Statements
—Note 25—Borrowings”.
Bonds
Each of the series of notes described below were issued under the indenture dated as of 28 April 2010, as amended and supplemented by the first supplemental indenture dated as of 23 September 2023 (as so amended and supplemented), among
AngloGold Ashanti Holdings plc, as issuer, AngloGold Ashanti plc, as successor guarantor to AngloGold Ashanti Limited
(currently known as AngloGold Ashanti (Pty) Ltd), and The Bank of New York Mellon, as trustee.
During April 2010, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold
Ashanti plc. The 30-year ($300 million) bond with a semi-annual coupon of 6.50% per annum (the “2040 notes”) will mature on
15 April 2040, unless the Company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2040 Notes”.
During October 2020, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold
Ashanti plc. The 10-year ($700 million) bond with a semi-annual coupon of 3.750% per annum (the “2030 notes”) will mature on
1 October 2030, unless the Company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2030 Notes”.
During October 2021, AngloGold Ashanti Holdings plc issued a rated bond, fully and unconditionally guaranteed by AngloGold
Ashanti plc. The 7-year ($750 million) bond with a semi-annual coupon of 3.375% per annum (the “2028 notes”) will mature on 1
November 2028, unless the Company redeems the bond earlier. See also “Item 10C: Material Contracts—Notes—2028 Notes”.
Credit facilities
On 17 February 2025, Geita Gold Mining Limited, as borrower, completed the negotiation of a new three-year unsecured multi-
currency revolving credit facility with Nedbank Limited (“Nedbank”), as underwriter and agent, and certain financial institutions party thereto (the “2025 Geita RCF”). The 2025 Geita RCF consists of a Tanzanian shilling component capped at TZS 189.57 billion, bearing interest at the Tanzanian treasury bill rate plus a 5% margin, with a floor of 12.5% and a ceiling of 17.5%, and a
USD component capped at $200 million, bearing interest at Term SOFR plus a margin of 6.7% and a credit adjustment spread.
In addition, the 2025 Geita RCF provides for an accordion option providing additional availability of up to a maximum of TZS 97.0 billion, capped at a total commitment not to exceed an equivalent of approximately $300 million in total borrowings. On 13 March
2025, the TZS portion of the 2025 Geita RCF was increased by TZS 97.0 billion to TZS 286.57 billion. In connection with this increase, the USD portion of the 2025 Geita RCF was decreased by $15 million to $185 million. As of 31 December 2025, $180 million was drawn under the USD component of the 2025 Geita RCF, which proceeds were used to repay the intercompany loan from AngloGold Ashanti Holdings plc and TZS 286.57 billion (equivalent to approximately $117 million) was drawn under the
Tanzanian shilling component for in-country working capital expenses. As of 16 March 2026, $180 million was drawn under the
USD component of the 2025 Geita RCF and TZS 286.57 billion (equivalent to approximately $111 million) was drawn under the
Tanzanian shilling component.
On 9 June 2022, AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited, as borrowers, entered into a new five-
year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “2022 multi-currency RCF”) with the Bank of
Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The 2022 multi-currency RCF refinanced the Company’s prior multi-currency RCF. The loan consists of (i) a US dollar based facility with interest charged at a margin of
1.45% above Compounded SOFR adjusted for CAS and (ii) an Australian dollar based facility capped at A$500 million with interest charged at a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce if the Group’s credit rating improves from its current BB+/Baa3 status and will increase if its credit rating worsens. It is expected that the A$500 million portion of the 2022 multi-currency RCF will be used to fund the working capital and development costs associated with the Group’s mining operations within Australia without eroding the Group’s headroom under its other facilities and exposing the Group to foreign exchange gains/losses each quarter. On 24 May 2023, the maturity of the
2022 multi-currency RCF was extended by one year from 9 June 2027 to 9 June 2028, with the option, upon application, to extend it further by another year. On 4 July 2024, the maturity of the 2022 multi-currency RCF was extended by another year from 9 June 2028 to 9 June 2029, with no further option to extend. As of 31 December 2025, the 2022 multi-currency RCF was undrawn. As of 16 March 2026, the 2022 multi-currency RCF was undrawn. See also “Item 10C: Material Contracts—Multi-
currency Revolving Credit Facility”.
On 14 October 2025, Société AngloGold Ashanti de Guinée S.A., as borrower, entered into a three-year unsecured revolving credit facility of $65 million with Nedbank, as lender (the “2025 Siguiri RCF”). The current interest rate charged is Term SOFR plus 8%. The 2025 Siguiri RCF will mature on 14 October 2028, with the potential to extend it for an additional two years. The

2025 Siguiri RCF is a refinancing of an existing credit facility between Société AngloGold Ashanti de Guinée S.A. and Nedbank.
As of 31 December 2025, the 2025 Siguiri RCF was undrawn. As of 16 March 2026, the 2025 Siguiri RCF remained undrawn.
Environmental obligations
Pursuant to environmental regulations in the countries in which the Group operates, in connection with plans for the eventual end of life of its mines, the Group is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold
Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.
In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, the Group may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed. In
Australia, since 2014, AngloGold Ashanti has paid into a Mine Rehabilitation Fund an amount of A$16 million (A$14 million as of
31 December 2024). At Iduapriem, AngloGold Ashanti has provided a bond comprising a cash component of $12 million ($12 million as of 31 December 2024) with a further bond guarantee amounting to $49 million ($45 million as of 31 December 2024)
issued by ABSA Bank Ghana Limited, Standard Chartered Bank Ghana Ltd, Ecobank Ghana Ltd, United Bank for Africa, First
Rand Bank Ghana Ltd and Stanbic Bank Ghana Ltd for a current carrying value of the liability of $61 million ($47 million as of 31
December 2024). At Obuasi, AngloGold Ashanti has provided a bond comprising a cash component of $22 million ($22 million as of 31 December 2024) with a further bank guarantee amounting to $30 million ($30 million as of 31 December 2024) issued by
First National Bank Ghana Limited, Stanbic Bank Ghana Ltd and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $160 million ($148 million as of 31 December 2024). At Córrego do Sítio, AngloGold Ashanti has provided a bank guarantee amounting to $9 million ($7 million as of 31 December 2024) issued by Banco De Desenvolvimento De Minas
Gerais S.A. for a current carrying value of the liability of $130 million ($91 million as of 31 December 2024). In some circumstances AngloGold Ashanti may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
Current borrowings
AngloGold Ashanti’s current borrowings decreased by $64 million, from $83 million at 31 December 2024 to $19 million at 31
December 2025. See “Item 18: Financial Statements—Note 25—Borrowings”.
Non-current borrowings
AngloGold Ashanti’s non-current borrowings increased by $124 million, from $1,901 million at 31 December 2024 to $2,025 million at 31 December 2025. See “Item 18: Financial Statements—Note 25—Borrowings”.
As at 31 December 2025, AngloGold Ashanti’s total borrowings, including the short-term portion maturing within 2026, was made up as follows:

$ (million)
Total borrowings	2,044
Less: Short-term maturities (current borrowings)	19
Total non-current borrowings	2,025
Amounts falling due are scheduled as follows:

$ (million)
Within one year	19
Between one and two years	—
Between two and five years	1,732
After five years	293
Total	2,044
At 31 December 2025, there were $117 million of borrowings denominated in Tanzanian shillings. The remaining borrowings were denominated in US dollars.

At 31 December 2025, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

$ (million)
2022 Multi-currency RCF	1,400
2025 Geita RCF	5
2025 Siguiri RCF	65
Total undrawn facilities	1,470
AngloGold Ashanti had no other committed lines of credit as of 31 December 2025.
At 31 December 2025, the Group was in compliance with all debt covenants and provisions related to potential defaults under its bonds and credit facilities.
See “Item 18: Financial Statements—Note 34—Financial risk management activities—Capital management” and “Item 10C:
Material Contracts”.
At 31 December 2025, lease liabilities were as follows:

$ (million)
Non-current	155
Current	59
Total	214
AngloGold Ashanti, through its executive committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly.
Supplemental parent guarantor and subsidiary issuer financial information
AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti plc (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the
“guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds all of AngloGold
Ashanti’s operations and assets (except for the remaining South African assets and liabilities). The guaranteed debt securities outstanding as of 31 December 2025 consisted of the 2028 notes, the 2030 notes and the 2040 notes. See “Item 10C: Material
Contracts—Notes”.
The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries (other than the Issuer). As at 31 December 2025, all of the debt of the
Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.
The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor
Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s consolidated financial statements as at and for the financial year ended 31 December 2025, see “Item 18: Financial Statements”.

Income statement information

Obligor Group (1)
$ (million)	Year ended 31 December 2025

Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	4
Loss for the period	(213)
(1)The Guarantor’s principal activity is to act as a holding company for AngloGold Ashanti’s operations and had no revenue or costs related to sales for the financial year ended 31 December 2025. As a result, cost of sales and gross profit are not presented. The principal activity of the Issuer is to act as a holding company for all of AngloGold Ashanti’s operations and assets (except for the remaining South African assets and liabilities).
Statement of financial position information

Obligor Group
$ (million)	As at 31 December 2025

ASSETS

Current assets
Receivables due from Non-Obligor Subsidiaries	1,715
Receivables due from other related parties	133
Other current assets	1,707
3,555

Non-current assets
Receivables due from other related parties	200
Other non-current assets	17
217

LIABILITIES

Current liabilities
Payables due to Non-Obligor Subsidiaries	623
Other current liabilities	25
648

Non-current liabilities	1,732
Contractual commitments and contingencies
For a detailed discussion of commitments and contingencies, see “Item 18: Financial Statements—Note 33—Contractual
commitments and contingencies”.
At 31 December 2025, capital commitments can be summarised over the periods shown below as follows:

	Expiration per period
Commitment	Total amount	Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
(in millions)	$	$	$	$	$
Capital expenditure (contracted and not yet contracted) (1)	1,189	927	262	—	—
(1)There were no commitments through contractual arrangements with equity-accounted non-managed joint ventures.
To service the above capital commitments and other operational requirements, the Company is dependent on existing cash resources, cash generated from operations and borrowings on its credit facilities.

Contractual obligations
At 31 December 2025, AngloGold Ashanti had the following known contractual obligations:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
(in millions)	$	$	$	$	$
Long-term debt obligations including interest(1)	2,614	108	1,229	792	485
Purchase obligations:
- Contracted capital expenditure(2)	378	368	10	—	—
- Other purchase obligations(3)	1,686	741	858	86	1
Environmental rehabilitation costs(4)	1,141	114	220	98	709
Other(5)	355	85	130	61	79
Total	6,174	1,416	2,447	1,037	1,274
(1)Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the borrowings (Refer to “Item 18: Financial
Statements—Note 25—Borrowings”).
(2)Represents contracted capital expenditure for which contractual obligations exist.
(3)Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumable stores, inventories, explosives and activated carbon.
(4)Pursuant to environmental requirements, AngloGold Ashanti is obligated to close its operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present value of estimated closure costs at existing operating mines as well as mines in various stages of closure are reflected in this table. Costs are calculated using undiscounted real cash flows, not nominal cash flows. The amount will change from year to year depending on rehabilitation work undertaken, changes in design and methodology, and new occurrences. For more information on AngloGold Ashanti’s environmental rehabilitation obligations, see “Item 4B: Business Overview—Mine Site Rehabilitation and Closure” and “Item 4B: Business Overview—
Sustainability and Environmental, Social and Governance (“ESG”) Matters”.
(5) Other known contractual obligations includes right of use lease obligations, pensions and other post-retirement obligations, and a provision relating to the settlement of a silicosis and tuberculosis class action lawsuit in South Africa in 2019.
Off-balance sheet arrangements
AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated associates.
Recent developments
Recent developments disclosed in “Item 18: Financial Statements—Note 35—Subsequent events” include the following details:
Dividend declaration — On 20 February 2026, AngloGold Ashanti plc announced the payment of a gross interim cash dividend for the three months ended 31 December 2025 of 173 US cents per ordinary share.
Geopolitical developments — Subsequent to the reporting date, geopolitical tensions in the Middle East escalated following military operations involving Iran. Management has assessed this event and concluded that it represents a non-adjusting subsequent event as the escalation occurred after the reporting date and does not provide evidence of conditions that existed at that date.
Related party transactions
For a detailed discussion of related party transactions, see “Item 7B: Related Party Transactions”.
Recently adopted accounting standards and amendments to published accounting standards
AngloGold Ashanti’s adoption of new accounting standards and amendments to published accounting standards are described in
“Item 18: Financial Statements—Note 1—Statement of compliance—IFRS Accounting Standards, interpretations and amendments to published IFRS Accounting Standards”.
Critical accounting policies
AngloGold Ashanti’s accounting policies are described in the relevant notes to “Item 18: Financial Statements” under the heading
“Accounting policies”.

Use of estimates and making of assumptions
The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.
The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; as well as environmental, reclamation, rehabilitation and closure obligations.
The complex or subjective judgements that have the most significant effect on amounts recognised and the sources of estimation uncertainty where there is a significant risk of material adjustment to the carrying amounts of assets or liabilities in the next reporting period are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.
AngloGold Ashanti’s significant accounting judgements and estimates are described in the relevant notes to “Item 18: Financial
Statements” under the heading “Significant accounting judgements and estimates”.
5C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Research and development expenditure included in the income statement was nil, less than $1 million and nil during 2025, 2024 and 2023, respectively.
5D.TREND INFORMATION
For a discussion of trends affecting AngloGold Ashanti’s business and operations, see “Item 5A: Operating Results—Key factors affecting results”.
5E.CRITICAL ACCOUNTING ESTIMATES
Not applicable.
ITEM 6:DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
In September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales and tax resident in the UK, with a primary listing of its ordinary shares on the NYSE. Upon completion of the corporate restructuring, AngloGold Ashanti plc became the successor issuer to AngloGold Ashanti Limited and all members of the AngloGold Ashanti Limited board of directors became members of the AngloGold Ashanti plc board of directors (the “Board”). The Group’s Executive Committee remained unchanged upon completion. The previous South African parent company of the Group, AngloGold Ashanti Limited, became a direct, wholly-
owned subsidiary of AngloGold Ashanti plc and was renamed AngloGold Ashanti (Pty) Ltd.

6A.DIRECTORS AND SENIOR MANAGEMENT
Directors
As at 16 March 2026, AngloGold Ashanti has a unitary board comprising eleven directors – nine independent non-executive directors and two executive directors.
Certain information with respect to AngloGold Ashanti’s directors is set forth below:

Name	Age	Position	Year first appointed (1)(2)
Jochen Tilk(3)	62	Independent non-executive director and Chair	2019
Alan Ferguson (4)	68	Lead Independent Director	2018
Kojo Busia	63	Independent non-executive director	2020
Bruce Cleaver	60	Independent non-executive director	2024
Albert Garner	70	Independent non-executive director	2015
Jinhee Magie	58	Independent non-executive director	2023
Nicky Newton-King	59	Independent non-executive director	2024
Marcus Randolph	70	Independent non-executive director	2025
Diana Sands	60	Independent non-executive director	2023
Alberto Calderon	66	Executive director and Chief Executive Officer	2021
Gillian Doran	49	Executive director and Chief Financial Officer	2023
(1) Year of first appointment is shown for the parent company of the Group (AngloGold Ashanti plc and, prior to September 2023, AngloGold Ashanti Limited).
(2) The articles of association of AngloGold Ashanti require that at every annual general meeting of shareholders (“AGM”) all directors at the date of the notice convening the AGM shall retire from office and may offer themselves for reappointment by shareholders.
(3) Jochen Tilk was appointed as Chair with effect from 28 May 2024.
(4) Alan Ferguson was appointed as Lead Independent Director with effect from 27 May 2025.

Jochen Tilk (62)	Board Committee Membership:
BSc and MSc in Mining Engineering	Nominations and Governance Committee (Chair)
Independent non-executive director and Chair
Appointed to AngloGold Ashanti Board: 1 January 2019
Jochen Tilk is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. Prior to this he served as president and CEO of Potash Corporation. Jochen had a 25-year career with Inmet Mining Corporation, a
Canadian-based, international metals company, with five of those years as the company’s president and CEO. During this time he helped significantly grow the company’s market capitalisation and led multi-billion dollar capital expenditure programmes. He is currently chair of the Princess Margaret Cancer Foundation, a not-for-profit organisation.
Jochen has considerable leadership experience and is an expert in the mining industry. He has undertaken a broad range of involvement in stakeholder engagement and considerations. Jochen has a proven track record of growing organisations and leading large-scale capital expenditure programmes and change management.
Jochen is currently an independent non-executive director of Emera Inc. (TSX: EMA).

Alan Ferguson (68)	Board Committee Membership:
BSc, CA (Scotland)	Audit and Risk Committee
Lead Independent Director	Compensation and Human Resources Committee
Appointed to AngloGold Ashanti Board: 1 October 2018	Nominations and Governance Committee
Alan Ferguson is the former CFO of FTSE-listed platinum producer Lonmin Plc and, prior to that, was CFO at BOC plc and at
Inchcape Plc. He has had an extensive non-executive director career serving on a number of boards including Johnson Matthey,
Croda International, where he served as lead independent director, and The Weir Group. Alan is a member of the Business
Policy Panel of the Institute of Chartered Accountants of Scotland and a member of the leadership team of the UK Audit
Committee Chair's Independent Forum.
As a chartered accountant and an ex-CFO of three FTSE-listed companies, Alan is highly experienced in a range of finance roles, with over a decade of experience leading audit committees. He has wide-ranging experience in a number of sectors including mining and has deep financial, corporate governance and business experience.

Alan is currently senior independent non-executive director of Harbour Energy plc (LSE: HBR).
Alan was appointed as Lead Independent Director with effect from 27 May 2025. On this date he stepped down as Chair of the
Audit and Risk Committee, but continued to serve as a member of the Audit and Risk Committee.

Kojo Busia (63)	Board Committee Membership:
PhD, MA, BA	Audit and Risk Committee
Independent non-executive director	Social, Ethics and Sustainability Committee
Appointed to AngloGold Ashanti Board: 1 August 2020
Kojo Busia has over 30 years of experience in African natural resources governance and management, working at both bilateral and multilateral organisations. Kojo was previously chief of the Natural Resources Management Section, Technology, Climate
Change and chief of the Natural Resource Management Division, at the United Nations Economic Commission for Africa
(UNECA).
Kojo has significant experience in the governance of large-scale organisations. A sustainability strategist and international development specialist, particularly in the context of African mineral resources, he brings considerable environmental, social and governance experience to the boardroom.
Kojo is currently a director of Green Africa Minerals FZCo and AMV Resources Partners Ltd.

Bruce Cleaver (60)	Board Committee Membership:
BSc, LLB, LLM	Audit and Risk Committee
Independent non-executive director	Social, Ethics and Sustainability Committee (Chair)
Appointed to AngloGold Ashanti Board: 22 July 2024
Bruce Cleaver was CEO of global diamond company De Beers Group from 2016 to early 2023 before becoming co-chair until the end of 2023, during which time he led wide-scale transformation initiatives. Bruce joined De Beers as general counsel and, prior to this, was a partner at Webber Wentzel, a leading South African law firm. Bruce is also involved in various non-profit initiatives.
He is currently a senior advisor for the Boston Consulting Group.
Bruce brings experience in strategic consultancy, government relations and stakeholder management. He has extensive commercial and mining experience and a proven track record in managing complex global industrial businesses across production, products, sales and innovation.
Bruce is currently chair of Gemfields Group Limited (JSE: GML and AIM: GEM).

Albert Garner (70)	Board Committee Membership:
BSE	Audit and Risk Committee
Independent non-executive director	Compensation and Human Resources Committee (Chair)
Appointed to AngloGold Ashanti Board: 1 January 2015	Nominations and Governance Committee
Albert Garner worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions, including vice chair and managing director. He led their special committee practice and corporate finance practice and also chaired their fairness opinion committee. Albert has acted as lead advisor to in excess of 50 companies and their boards on transformative transactions.
Albert has extensive experience in capital markets, corporate finance and mergers and acquisitions. He has an active understanding of investor sentiment and is skilled at developing financial strategy. He has extensive knowledge of corporate governance and business best practice.

Jinhee Magie (58)	Board Committee Membership:
CPA, CA (Ontario, Canada), BCom	Audit and Risk Committee
Independent non-executive director	Social, Ethics and Sustainability Committee
Appointed to AngloGold Ashanti Board: 1 June 2023
In her executive career, Jinhee Magie was the former CFO and senior vice president of Lundin Mining Corporation, a Canadian-
based international metals company, overseeing financial reporting, treasury, tax and information technology (including cybersecurity). Prior to that, she was director of corporate compliance for LionOre Mining International.

Jinhee is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. She has a proven track record for developing and achieving strategic objectives leading to organisational change and business growth.
Jinhee is currently a director of Lithium Americas Corp (TSX, NYSE: LAC).

Nicky Newton-King (59)	Board Committee Membership:
BA, LLB, LLM, LLD (hc)	Compensation and Human Resources Committee
Independent non-executive director	Social, Ethics and Sustainability Committee
Appointed to AngloGold Ashanti Board: 22 July 2024
Nicky Newton-King is the former CEO of the Johannesburg Stock Exchange. Nicky is a corporate finance and securities regulation lawyer and a former partner at Webber Wentzel, a leading South African law firm. She currently chairs the Council at
Stellenbosch University and is trustee of the Johannesburg Holocaust and Genocide Centre.
Nicky has deep expertise in capital markets, corporate governance and broader business management. She has significant experience serving on the boards of large listed companies and their risk and social and ethics committees and is a thought leader on ESG matters.
Nicky is currently a director of Investec (LSE: INVP and JSE: INP, INL) and a director of MTN Group Limited (JSE: MTN).

Marcus Randolph (70)	Board Committee Membership:
BSc in Mining Engineering, MBA	Compensation and Human Resources Committee
Independent non-executive director	Social, Ethics and Sustainability Committee
Appointed to AngloGold Ashanti Board: 27 October 2025
Marcus Randolph has over 40 years of experience in the mining and processing industries. He was most recently CEO and president of Ecobat, a global leader in battery recycling. Prior to that Marcus was executive chair of Boart Longyear, the world's largest supplier of drilling services and equipment to the minerals industry. From 1999 to 2013, he held several senior leadership positions at BHP Billiton including chief executive officer ferrous & coal, chief organisation development officer, president of diamond and specialty products, chief development officer for minerals, and chief strategic officer for minerals.
Marcus brings to the Board a wealth of experience gained over his long career in senior leadership and board positions in the global mining sector. The Board benefits from his expertise across governance, corporate strategy and the mining value chain, including operations, exploration, resource development and technology.

Diana Sands (60)	Board Committee Membership:
CPA, BBA, MBA	Audit and Risk Committee (Chair)
Independent non-executive director	Compensation and Human Resources Committee
Appointed to AngloGold Ashanti Board: 1 June 2023	Nominations and Governance Committee
In her executive career, Diana Sands held senior executive finance and governance positions at The Boeing Company including
SVP office of internal governance and administration which oversaw ethics and investigations, compliance risk management, internal audit, security, and internal services. She also held roles as corporate controller, and head of investor relations and financial planning. She previously served on the boards of PDC Energy, Inc. and SP Plus Corporation.
Diana has over 30 years of business experience across multiple industries and disciplines and is a Board-approved SEC financial expert. She has experience serving on a variety of boards. Her deep understanding of accounting, audit and control environments derives from knowledge gained during lengthy tenures in senior finance positions.
Diana is currently a director of VMO Aircraft Leasing and NextDecade Corporation (NASDAQ: NEXT).
Diana was appointed as Chair of the Audit and Risk Committee with effect from 27 May 2025.

Alberto Calderon (66)	Board Committee Membership:
PhD, MPhil, MA, Juris Doctor, BA	None
Chief Executive Officer and executive director
Appointed to AngloGold Ashanti Board: 1 September 2021
Alberto’s career spans roles across the mining, petroleum, and energy sectors. Prior to joining AngloGold Ashanti, he was the
CEO of Orica. He previously held key leadership positions at BHP Group Plc including group executive and chief executive aluminum, nickel and corporate development, and group executive and chief commercial officer. He was the former CEO of
Cerrejón Coal Company, an integrated thermal coal mine in Colombia and CEO of the Colombian oil company, Ecopetrol, as well as holding senior leadership positions in the International Monetary Fund and the Colombian government.
Alberto has a deep understanding of the mining industry and has held extensive leadership positions in the natural resources sector. He has a proven track record of decisive action, balanced with the ability to develop strong and sustainable relationships with stakeholders.
Alberto is currently a director of the International Council on Mining and Metals.

Gillian Doran (49)	Board Committee Membership:
FCCA	None
Chief Financial Officer and executive director
Appointed to AngloGold Ashanti Board: 1 January 2023
Gillian has over 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AngloGold Ashanti, Gillian served as CFO for Rio Tinto’s global aluminium division. Her career at Rio Tinto spanned over 15 years, including a number of senior finance roles within operations, regional business units and group headquarters.
Gillian is an expert in financial accounting, planning and performance management and has significant experience in investment, transformation and strategy initiatives. She is a seasoned international executive leader having previously worked and lived in
Europe, North America and Australia.
Board movements during 2025 and subsequent to year-end
The following changes to the composition of the Board, and its committees, took place during the period from 1 January 2025 to
31 December 2025. No movements to the Board took place subsequent to 2025 year-end, or are currently expected to take place after the date hereof.
•On 1 January 2025, the below changes to Board committee and Board roles became effective:
◦Diana Sands and Kojo Busia were appointed as members of the Audit and Risk Committee.
◦Albert Garner and Diana Sands were appointed as members of the Nominations and Governance Committee.
Kojo Busia stepped down as a member of the Nominations and Governance Committee.
◦Bruce Cleaver was appointed as Chair of the Social, Ethics and Sustainability Committee (of which he was already a member). Kojo Busia stepped down as Chair of the Social, Ethics and Sustainability Committee, but
continued to serve as a member of the Social, Ethics and Sustainability Committee. Diana Sands stepped down as a member of the Social, Ethics and Sustainability Committee. Jinhee Magie was appointed as a member of the Social, Ethics and Sustainability Committee.
•Rhidwaan Gasant retired from the Board as the Lead Independent Director and an independent non-executive director with effect from 27 May 2025. Rhidwaan also stepped down from the Audit and Risk Committee, the Compensation and
Human Resources Committee, the Nominations and Governance Committee and the Social, Ethics and Sustainability
Committee on the same date.
•Alan Ferguson was appointed as Lead Independent Director with effect from 27 May 2025. Alan also stepped down as
Chair of the Audit and Risk Committee on the same date, but continues to serve as a member of the Audit and Risk
Committee.
•Diana Sands was appointed as Chair of the Audit and Risk Committee with effect from 27 May 2025.
•Marcus Randolph was appointed to the Board as an independent non-executive director with effect from 27 October
2025. Marcus was also appointed as a member of the Compensation and Human Resources Committee and the Social,
Ethics and Sustainability Committee on the same date.

The current membership of the Board committees as of the date hereof is set out below.

Board Committee	Membership
Audit and Risk Committee	Kojo Busia Bruce Cleaver Alan Ferguson(1) Albert Garner Jinhee Magie Diana Sands (Chair)(1)
Compensation and Human Resources Committee	Alan Ferguson Albert Garner (Chair) Nicky Newton-King Marcus Randolph Diana Sands
Nominations and Governance Committee	Alan Ferguson Albert Garner Diana Sands Jochen Tilk (Chair)
Social, Ethics and Sustainability Committee	Kojo Busia Bruce Cleaver (Chair) Jinhee Magie Nicky Newton-King Marcus Randolph
(1)Alan Ferguson stepped down as Chair of the Audit and Risk Committee with effect from 27 May 2025 but continues to serve as a member of the Audit and Risk Committee. Diana Sands was appointed as Chair of the Audit and Risk Committee with effect from the same date.
The Company’s articles of association require that at every AGM all directors at the date of the notice convening the AGM shall retire from office and may offer themselves for reappointment by the shareholders. All current directors will offer themselves for reappointment as directors of the Company at the 2026 AGM (scheduled for 5 May 2026).
Executive Committee
AngloGold Ashanti’s executive management team (the “Executive Committee”) currently comprises eight members of whom two are executive directors. The Executive Committee oversees the day-to-day management of the Group’s activities and is supported by country and regional management teams as well as by Group corporate functions.
In addition to Alberto Calderon and Gillian Doran, the following people are members of the Executive Committee:
Lisa Ali (58)
Chief People Officer
BSc (Hons) in Chemistry, Analytical Chemistry, Biochemistry; Executive MBA
Lisa was appointed as Chief People Officer of the Group and a member of the Executive Committee with effect from 1 April 2022.
In this role, Lisa is responsible for Group human resources.
Lisa has over 30 years of experience, mostly in the extractive industries. Prior to joining AngloGold Ashanti, Lisa served as chief people and sustainability officer at Newcrest Mining Limited, which she joined in 2020. Before that, Lisa was head of transformation at Trinidad Petroleum Holdings Limited and its subsidiary companies, and has held several senior positions at BP
International Plc.
Stewart Bailey (52)
Chief Sustainability and Corporate Affairs Officer
Stewart’s portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering community and government relations, communications and investor relations, reporting, environment, security and human rights. Throughout approximately 16 years with AngloGold Ashanti, based both in the US and
South Africa, he has built an in-depth knowledge of the Group, its operations and its stakeholders. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

Terry Briggs (53)
Chief Development Officer
BSc (Hons), MEng, FAusIMM
Terry was appointed as Chief Development Officer of the Group and a member of the Executive Committee with effect from 1
April 2022. His portfolio includes Corporate Strategy and Business Development and Greenfields Exploration, focusing on optimisation and sustainable growth.
Terry has over 25 years of experience, spanning site-based technical and operations management roles at several underground and open pit base and precious metal operations globally, at all stages of development. Prior to joining the Group, Terry spent over a dozen years at Newmont Corporation in various leadership roles in technical services, corporate development and finance.
Marcelo Godoy (55)
Chief Technology Officer
PhD Strategic Mine Planning, Masters Geostatistics
Marcelo has over 25 years of experience in the mining industry and was previously senior vice president, exploration at
Newmont Corporation where he led the development of numerous innovation programmes. Marcelo is a recognised leader in the field of mine planning under uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was mining sector leader for Golder Associates in South America and a director at Golder's Global Board of Directors.
He brings to AngloGold Ashanti experience in resource modelling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.
Lizelle Marwick (48)
Chief Legal Officer
BProc, LLB, LLM
Lizelle was appointed as Executive Vice President: General Counsel and Compliance of the Group on 1 July 2020, after previously serving as Senior Vice President: Deputy General Counsel.
She joined AngloGold Ashanti in 2011 establishing and heading up the legal function for the Africa operations. She is familiar with all aspects of the organisation and well versed in multi-jurisdictional legal work covering a wide range of subjects, with extensive experience in governance, corporate transactions and government negotiations.
Prior to joining AngloGold Ashanti, Lizelle practised law at Bowman Gilfillan in South Africa and Herbert Smith in the United
Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales.
Marcelo Pereira  (47)
Chief Operating Officer
BA, MEng,  Executive MBA
Marcelo was appointed as Chief Operating Officer with effect from 1 June 2025. With more than 26 years of experience in the mining and metallurgy sector, Marcelo joined AngloGold Ashanti in 2023 as Senior Vice President Latin America. His strong management experience includes large-scale underground and open-pit operations in Brazil, the United States, Canada, Peru,
Chile, Argentina, Australia and Egypt, working with a wide range of commodities including gold, copper, iron ore, zinc, lead, tin, niobium, tantalum and phosphate. Prior to joining the Group, Marcelo held various senior leadership roles at companies including
Vale, Kinross, Nexa, Taboca and Itafós, where he also led significant strategic turnarounds and major project implementations.
Executive Committee movements during 2025 and subsequent to year-end
The following changes to the composition of the Executive Committee took place during the period from 1 January 2025 to
31 December 2025. No movements to the Executive Committee took place subsequent to 2025 year-end, or are expected to take place after the date hereof.
•Richard Jordinson retired as Chief Operating Officer of the Company and a member of its Executive Committee with effect from 1 June 2025.
•Marcelo Pereira became Chief Operating Officer of the Company and a member of its Executive Committee with effect from 1 June 2025.

MINERAL RESOURCE AND MINERAL RESERVE LEADERSHIP TEAM
Tarryn Flitton (47)
Vice President: Resource and Reserve
MEng (Mining), BSc (Hons) (Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA
Tarryn Flitton, the Chair of the AngloGold Ashanti Mineral Resource and Mineral Reserve Leadership Team, has over 24 years of experience in mining. She has spent 13 years directly leading and managing Mineral Resource and Mineral Reserve reporting.
Tarryn joined AngloGold Ashanti in 2001 and currently holds the position of Vice President: Resource and Reserve.
6B.COMPENSATION
COMPENSATION AND HUMAN RESOURCES COMMITTEE
AngloGold Ashanti established the Compensation and Human Resources Committee (the “CompCo”) of the Board with effect from 25 September 2023.
The CompCo shall be composed of no less than three Board members, absent a temporary vacancy.  Each member is
“independent” in accordance with applicable law, including the rules and regulations of the SEC (including the independence requirements of the provisions of Rule 10C-1(b)(1) under the Exchange Act) and the listing standards of the NYSE, taking into account such additional independence requirements specific to membership on the CompCo as may be required by the listing standards of the NYSE. CompCo members qualify as “Non-Employee Directors” for the purposes of Rule 16b-3 under the
Exchange Act.
The members of the CompCo are appointed by a majority vote of the independent directors on the Board from among its members, taking into consideration the recommendations of the Nominations and Governance Committee, and each member shall serve until such member’s successor is duly appointed and qualified or until such member’s resignation, removal by a majority vote of the independent directors on the Board, or death.  The Chair of the CompCo (the “CompCo Chair”) shall be designated by the independent directors on the Board.
Any member of the CompCo may resign from the CompCo at any time by delivering a letter of resignation to the Chair of the
Board (the “Board Chair”) with a copy to the Company Secretary and the CompCo Chair, if applicable; any resignation from the
CompCo shall take effect at the time specified therein, or, if the time when it shall become effective is not specified therein, then it shall take effect immediately upon receipt by the Board Chair.
The CompCo ensures that the Company structures its compensation plans, policies and programmes as to attract and retain the best available employees for positions of substantial responsibility within the Company, and provides incentives to ensure employees perform to the best of their abilities to promote the success of the Company. In reviewing and approving the
Company’s overall compensation programme, the CompCo ensures ongoing engagement with shareholders. The principal duties and responsibilities of the CompCo are described in “Item 6C: Board practices—Compensation and Human Resources
Committee”.
The CompCo, in discharging its duties, considers such factors as may be required by the listing standards of the NYSE or applicable rules of the SEC with respect to the independence of its compensation consultants, independent legal, financial and other advisers. Except as expressly provided in the CompCo Charter, the Company’s organisational documents, or as required by law, regulation or NYSE listing standards, the CompCo sets its own rules of procedure.
For the current composition of the CompCo, refer to “Item 6C: Board practices—Compensation and Human Resources
Committee”.
The meetings of the CompCo are attended by the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief
People Officer (CPO), the Vice President Performance and Reward and advisers and specialists where required, except when these parties are conflicted or have a personal financial interest, such as when their own remuneration or benefits are being discussed.
DIRECTORS’ REMUNERATION POLICY
As required by English law, the compensation paid to directors, including executive directors, is determined in accordance with the directors’ remuneration policy for AngloGold Ashanti that was approved by shareholders at the annual general meeting in
May 2024 (the “2024 AGM”). This directors’ remuneration policy takes into consideration legislation applicable to UK-
incorporated companies and market practices for companies headquartered and listed in the United States.
The directors’ remuneration policy is designed to allow AngloGold Ashanti to compete in a global market, with a specific focus on both market practices for US-listed companies and its peers in the global gold mining sector, and the overall goal of retaining and remunerating the Company’s employees using fair, robust and appropriate remuneration and to reward them for their contributions. Cost management and shareholder value remain fundamental drivers of the Company’s directors’ remuneration policy.
Linking pay and performance for the Company’s executive directors is important and by having a large portion of executive pay defined as at-risk pay, the directors’ remuneration policy ensures that executive compensation is aligned with the overall performance of the Company. The executive directors specifically focus on social sustainability, including safety, and a significant percentage of variable pay is directly linked to keeping the Company’s employees safe.
EXECUTIVE DIRECTORS’ AND EXECUTIVE MANAGEMENT REMUNERATION
For the amounts paid and benefits granted by AngloGold Ashanti to executive directors in 2025, see below, and for executive management, see “Item 18: Financial Statements—Note 32—Related parties—Key management remuneration”. Remuneration for 2024 has also been shown for comparison.
A comprehensive summary of all elements of the executive directors’ remuneration for the period 1 January to 31 December
2025 is provided below.

Director Name	Year	Salary	Benefits (1)	Pension	Total fixed pay	Annual Cash Bonus	Transition Award (1/3 Cash portion)	Transition Award (2/3 Share Award)	Total Variable Pay (2)	Total
	USD
Alberto Calderon	2025	1,722,902	134,581	426,418	2,283,901	1,830,583	387,653	775,306	2,993,542	5,277,443
	2024	1,689,120	121,861	418,057	2,229,038	1,579,327	267,937	535,873	2,383,137	4,612,175
Gillian Doran	2025	752,812	93,471	152,605	998,888	743,778	158,091	316,181	1,218,050	2,216,938
	2024	627,343	143,852	99,855	871,050	500,620	92,878	185,756	779,254	1,650,304
(1)The executive directors are provided with contributions to family health insurance, Group life insurance, social security and other benefits. The total value of all benefits is included above.
(2)  No Performance Share Plan (PSP) awards were earned during the 2025 performance year as the first vesting of the PSP awards will take place in 2027.
Compensation for both executives has been disclosed for the full financial year. There were no other executive directors and no payments to past executive directors for either 2024 or 2025.
For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to and exercised by executive directors and executive management team members, see “Item 6E: Share Ownership—Participation by executive directors and executive management team members in the AngloGold Ashanti incentive schemes”.
Total reward
When determining remuneration, AngloGold Ashanti considers all elements of short-term and long-term fixed and variable pay, comprising base salary, benefits, retirement benefits, annual bonus and shares. The approach ensures that it is consistent with the overall strategic direction of the Company and each employee’s individual performance.
Base pay
A competitive salary is provided to executives to ensure that their experience, skill/contribution and appropriate market benchmarking are fairly reflected and applied.
In January 2025, the CEO and executive director, Alberto Calderon, received a 2% increase to his base salary, consistent with increases awarded to US-based employees generally. As disclosed in the annual report on Form 20-F filed for the financial year ended 31 December 2024, the CFO and executive director, Gillian Doran, had her base salary reset to $752,812 for 2025 to improve competitive pay positioning relative to the market, support retention and reflect her contributions since her appointment.
The Company’s executive directors do not receive additional payment of directors’ fees or committee fees.
Variable pay
The Company operates the following incentive plans:
•Annual cash bonus — a cash bonus based on short-term objectives covering both Company and individual performance.
•Performance-based long-term incentive — annual grants of share awards that vest after three years if forward-
looking performance objectives are met. These metrics are directly linked to the execution of AngloGold Ashanti’s strategic ambitions and creation of shareholder value.

•Service-based long-term incentive — to better align with US market practice and offer a competitive pay package, beginning in 2026, a portion of the annual long-term incentive awarded to the executive directors will consist of share awards that vest over a three-year period based on continued service.
Certain transition arrangements were implemented for the 2024 and 2025 performance years. These awards are earned based on the relative Total Shareholder Return (TSR) element of the legacy Deferred Share Plan (DSP) and measured in accordance with the TSR vesting schedule and peer groups used under the DSP. The awards were delivered one-third in cash and two-thirds in shares and will vest after three years.
The incentive scheme preserves the aggregate on‑target opportunity of the DSP, with temporary reductions in 2024 and 2025 to account for the transition awards. For the CEO, the 2025 structure provides an annual bonus with an on‑target opportunity of
85% of salary (maximum 150%) and a Performance Share Plan (PSP) award with an on‑target opportunity of 170% of salary
(maximum 200%), broadly aligned with his 300% on‑target DSP opportunity for 2023, the last year of the DSP. For the CFO, the annual bonus has an on‑target opportunity of 76% of salary (maximum 150%) and the PSP award with an on‑target opportunity of 152% of salary (maximum 200%), comparable to her 270% DSP on‑target opportunity for 2023. The threshold opportunity is
50% of target.
For long-term incentive awards under the PSP granted in 2025, performance is measured over three years to 31 December 2027 and is based on relative TSR, all-in sustaining cost guidance, production guidance, and environmental, social and governance goals. The goals and the outcome against them will be disclosed in 2028, once the performance period is complete.
Transition incentive awards were granted to each executive director, with values equal to the relative TSR element of the DSP
(target opportunities of 45% of salary for the CEO and 42% for the CFO, with a maximum of 150% of target). The threshold opportunity is 50% of target.
Incentive awards that are denominated in shares accrue dividend equivalents, which are payable only if the underlying awards vest. For a description of share-based compensation and awards (including cash awards), see “Item 6E: Share Ownership”.
Recovery Provisions
The CompCo has discretion to apply malus and reduce, including to zero, an award that has not yet accrued or vested to an individual, including in certain specified circumstances relating to errors in the Company’s financial statements or the determination of the performance outcomes or the negligence, incompetence or poor performance of the recipient.
The CompCo may claw back an award at any time during the three years following the date of vesting in certain specified circumstances relating to: (1) material failures of risk management; (2) gross misconduct prior to the award vesting; (3) a material error in the Company’s financial statements, which results in a restatement, and may have resulted in an over-allocation; (4)
events prior to vesting that have a significant detrimental reputational impact or lead to censure by a regulatory authority; or (5) a performance condition is miscalculated, which results in an overpayment.
In addition, the Company has adopted a recovery policy in accordance with NYSE listing standards whereby the Company will be required to recover incentive-based compensation awarded to certain executives of the Company, including the executive directors, to the extent that (1) an accounting restatement is required, (2) the amount of compensation that was awarded, allocated or vested would have been lower based on the restated financial results and (3) the compensation was received by the executive during the three completed fiscal years immediately preceding the date the Company determines, reasonably should have determined or is otherwise required to prepare a financial restatement. See “Item 6F: Disclosure of a Registrant’s Action to
Recover Erroneously Awarded Compensation”.
Retirement benefits/pension
Retirement benefits are granted to all executives and employees typically based on their jurisdiction, which determines the plan and contribution rate. All executives and employees receive retirement benefits under defined contribution plans, see “Item 18:
Financial Statements—Note 8—Employee benefits” and “Item 18: Financial Statements—Note 27—Provision for pension and post-retirement benefits”.
Alberto Calderon participates in the International Pension Plan, to which the Company contributes 24.75% of his base salary each month. Gillian Doran participates in the US Executive Deferral Plan, which provides for a Company contribution equal to
12.5% of her base salary and cash bonus.
Other benefits
Both executive directors receive Company-provided healthcare, group life cover for both death and disability, tax services of an independent tax adviser and their spouses may accompany them on one business-class trip per annum paid for by the
Company.

Benchmarking
Executive and senior management remuneration is assessed against a global benchmark. Mercer, an independent remuneration consultant, undertakes a bespoke survey on behalf of the Company to ensure pay practices remain competitive and appropriate.
The comparator group is subject to regular review. The most recent detailed assessment was completed in 2024, with the next review scheduled for 2026. The Group is evaluated against a range of criteria, including organisational size, complexity, geographic footprint and industry.
Overview of executive management pay
The CompCo also oversees the remuneration of the executive management team. While English law does not require disclosure of remuneration for executives other than the executive directors, an overview of executive management remuneration outcomes for 2025 and the related incentive structures has been provided for continuity.
In 2025, in addition to the CEO and CFO, the executive management team comprised Lisa Ali, Chief People Officer; Stewart
Bailey, Chief Sustainability and Corporate Affairs Officer; Terry Briggs, Chief Development Officer; Marcelo Godoy, Chief
Technology Officer; Richard Jordinson, Chief Operating Officer (who retired effective 1 June 2025); Marcelo Pereira, Chief
Operating Officer (from 1 June 2025); and Lizelle Marwick, Chief Legal Officer.
The executive management team received a base salary, pension benefits and other benefits. The 2025 aggregate salaries paid to the executive management team (excluding the CEO and CFO) was $3.6 million, the aggregate pension contributions was
$0.7 million and aggregate benefits and medical insurance was $0.8 million.
The executive management team participated in the Annual Cash Bonus (STI) using the same performance scorecard measures and outcomes as that for executive directors set out in “Item 6E: Share Ownership”, with a 20% weighting for individual performance under the cash bonus.
The cash bonus target opportunity was 70% of salary and a maximum opportunity of 150% of target. Based on performance achieved over 2025, the average cash bonus outcome for this group was 86.0%, resulting in an overall total payment of $3.1 million.
For the transition plan, the target opportunity was 40% of salary and a maximum opportunity of 150% of target. The average outcome for the 2023-2025 transition incentive award for this group was 60%, resulting in an overall transition incentive award of
$2.0 million (with one-third paid in cash ($0.7 million) and two-thirds delivered in shares ($1.3 million) deferred over a three-year period).
For a description of share-based compensation and awards (including cash awards), see “Item 6E: Share Ownership”.

NON-EXECUTIVE DIRECTORS’ FEES AND ALLOWANCES
The table below details the fees and allowances paid to non-executive directors during 2025 in line with the fee structure as approved by the Company’s shareholders.  In addition to their compensation, in 2025 the non-executive directors received fees for their participation on Board committees and allowances for travelling internationally to attend Board meetings. Non-executive directors do not receive further payments from the Company.

	Director’s fees (1)	Committee fees (2)	Travel allowance	Total	Director’s fees (1)	Committee fees (2)	Travel allowance	Total
	2025 (USD)				2024 (USD)
Jochen Tilk (Chair)	295,800	32,500	20,000	348,300	225,000	58,800	25,000	308,800
Kojo Busia	122,400	40,000	23,800	186,200	122,400	57,500	27,500	207,400
Bruce Cleaver	122,400	52,500	11,300	186,200	54,300	17,800	—	72,100
Alan Ferguson(3)	146,700	69,600	11,300	227,600	122,400	85,500	5,000	212,900
Albert Garner	122,400	78,500	17,500	218,400	122,400	64,400	22,500	209,300
Rhidwaan Gasant (4)	66,400	36,000	10,000	112,400	163,200	87,000	28,800	279,000
Jinhee Magie	122,400	40,000	23,800	186,200	122,400	25,000	27,500	174,900
Nicky Newton-King	122,400	43,500	17,500	183,400	54,300	17,800	11,300	83,400
Marcus Randolph (5)	22,000	7,200	6,300	35,500	—	—	—	—
Diana Sands(6)	122,400	72,400	22,500	217,300	122,400	43,500	21,300	187,200
Total	1,265,300	472,200	164,000	1,901,500	1,108,800	457,300	168,900	1,735,000

Notes:
(1) Includes the annual base fee paid to the non-executive directors as well as the fees paid for special Board meetings.
(2) Includes the fee paid to the individual for their committee membership and committee Chair role, where applicable, as well as fees paid for special committee meetings. In 2025 this included an additional CompCo meeting in February 2025.

(3) Alan Ferguson stepped down as Chair of the Audit and Risk Committee on 27 May 2025 and became Lead Independent Director on the same date.
(4) Rhidwaan Gasant retired from the Board on 27 May 2025.
(5) Marcus Randolph was appointed to the Board on 27 October 2025.
(6) Diana Sands became Chair of the Audit and Risk Committee on 27 May 2025.
The table below sets out the non-executive director fees that were applied in 2025 in line with the Remuneration Policy that was approved by the Company’s shareholders in 2024:

USD
Board meetings
Chair allowance	295,800
Lead Independent Director allowance	163,200
Non-executive director allowance	122,400
Additional Chair allowance per special Board meeting (1)	13,000
Additional non-executive director allowance per special Board meeting (1)	3,500
Committee meetings
Chair of the Audit and Risk Committee	35,000
Members of the Audit and Risk Committee	20,000
Chair of the Compensation and Human Resources Committee	35,000
Members of the Compensation and Human Resources Committee	20,000
Chair of the Social, Ethics and Sustainability Committee	32,500
Members of the Social, Ethics and Sustainability Committee	20,000
Chair of the Nominations and Governance Committee	32,500
Members of the Nominations and Governance Committee	20,000
Additional fee per meeting for ad hoc committee meetings	3,500
Travel allowance for overnight away (2)	1,250
(1) Fees may be paid for Board meetings that exceed five Board meetings annually.
(2) In addition to the travel allowance payable, the Company will cover reasonable accommodations and sundry costs.

6C.BOARD PRACTICES
The Board of Directors
The Company is governed by a unitary board of directors, the composition of which promotes the balance of authority and precludes any one director from dominating decision-making. The Company’s board membership at year-end comprised eleven directors, nine independent non-executive directors and two executive directors.
The Board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented charters, which are reviewed annually. The Board currently has the following committees: an Audit and Risk Committee, a Compensation and Human
Resources Committee, a Social, Ethics and Sustainability Committee, and a Nominations and Governance Committee.
See “Item 6A: Directors and Senior Management” for information about the composition of the Board and directors’ term of office and month and year of appointment.
Appointment and rotation of directors
Several factors, including the requirements of relevant legislation and regulation, best practice recommendations, qualifications and skills of a prospective Board member and the requirements of the Company’s Corporate Governance Guidelines, as well as regional demographics, are considered in appointing Board members. New directors are appointed by the Board pursuant to the recommendations of the Nominations and Governance Committee, which conducts a rigorous assessment of the credentials of each candidate. A list of the criteria and qualifications for Board membership is contained in the Nominations and Governance
Committee Charter.
Pursuant to the Company’s articles of association, shareholders have the right to elect directors by ordinary resolution. The
Board is also entitled to appoint directors, either as an extra director or as a replacement for another director although such director shall retire from office at the next annual general meeting (“AGM”) of shareholders and may offer themselves for election by shareholders by way of ordinary resolution.
At every AGM of the Company all directors at the date of the notice convening the AGM shall retire from office and may offer themselves for reappointment by the shareholders. The Nominations and Governance Committee considers annually the eligibility for re-election of directors.
The Company’s articles of association and Corporate Governance Guidelines do not set a mandatory retirement age or term limit for non-executive directors.
Non-executive directors’ fees
AngloGold Ashanti is required to compensate its directors in accordance with a shareholder-approved directors’ remuneration policy. The current directors’ remuneration policy was approved by shareholders at the 2024 AGM, following which the non-
executive directors were paid in accordance with the remuneration policy. Prior to the 2024 AGM, the non-executive directors received fees for their services generally consistent with those provided for under the remuneration arrangements approved by
AngloGold Ashanti Limited’s shareholders prior to the completion of the corporate restructuring. The Nominations and
Governance Committee has responsibility for making recommendations to the Board on non-executive director remuneration. A full review of non-executive director fees, including shareholding requirements, was initiated in 2024 and concluded in 2025. This review took into account the governance frameworks applicable to the Group, as well as market and best practice for US-listed companies. The review led to a simplification of the non-executive director fee structure going forward, which introduced an equity component while reducing total cash compensation. With effect from 1 January 2026, compensation will be in the form of an annual cash retainer and annual equity retainer awards. Details of the compensation received under the new structure will be disclosed in the annual report on Form 20-F to be filed in respect of the financial year ending 31 December 2026. See “Item 6B:
Compensation—Directors’ remuneration policy” and “Item 6B: Compensation—Non-executive directors’ fees and allowances” for further information.
Service contracts
Non-executive directors
Non-executive directors are appointed via letters of appointment which can be terminated with one month’s notice. Continued
appointment is subject to the Company’s articles of association, satisfactory performance, election by shareholders at each
AGM, the relevant statutory provisions and an annual review of performance. To give effect to the changes in the compensation structure for the non-executive directors, an addendum to their respective letters of appointment was signed with the non-
executive directors which became effective from 1 January 2026.

Executive Committee
Executive directors and members of the executive management team are engaged under formal service contracts. The service contract of the CEO, Alberto Calderon, was renewed to a rolling contract in December 2025 and became effective from 1
January 2026. The service contract may be terminated by either party with twelve months’ notice. The CFO, Gillian Doran, along with the other members of the executive management team, are party to rolling service contracts that may be terminated on six months’ notice by either party. These contracts provide access to standard group benefits aligned to their geographic location, as well as participation in the Company’s incentive scheme.
Members of the executive management team based in South Africa are paid a portion of their remuneration offshore, which is detailed under a separate contract. This compensation arrangement reflects their global roles and responsibilities and takes into account offshore business requirements of their roles.
The service contracts for members of the executive management team are reviewed annually and contain change of control provisions. The change of control is subject to the following triggers:
•The acquisition of all or substantially all of AngloGold Ashanti; or
•A number of shareholders holding less than 35% of the Company’s issued share capital consorting to gain a majority of the Board and make management decisions; and
•The contracts of executive committee members are either terminated or their role and employment conditions are curtailed.
In the event of a change of control becoming effective, a member of the executive management team will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice and change of control periods applied per category of executive (excluding interim appointments) are as follows:

Executive Committee member	Notice Period	Change of Control
Chief Executive Officer	12 months	18 months
Chief Financial Officer	6 months	12 months
Other executive management team members	6 months	12 months
Termination Provisions
In addition to the termination provisions in service contracts with our executive directors, our incentive scheme rules contain additional termination provisions. Under our annual bonus scheme, no bonus is awarded in the event an executive director departs as a result of a voluntary resignation or termination for cause. In the event of mutual separation, voluntary retirement, retrenchment or death, the Company has discretion to provide a prorated bonus. PSP, DSP and transition award scheme rules each provide that unvested awards will lapse in the event of an executive director’s voluntary resignation or termination for cause. In the event of a mutually agreed separation or a separation due to retirement or retrenchment, the Company has discretion to provide that PSP awards will remain outstanding and eligible to vest, with or without time-proration, while DSP and transition awards will remain outstanding and eligible to vest and the executive director will have six months from the later of the departure date and the vesting date to exercise any vested awards. In the event of the executive director’s death, PSP, DSP and transition awards will immediately vest.
Key activities of the Board and committees during 2025
The activities of the Board and its committees were aimed at discharging their duties and promoting the strategic priorities of the business. This entailed ensuring that its operations were conducted with due regard to the expectations and needs of stakeholders, the safety and health of employees and communities, and the development of systems to ensure proper access to and dissemination of credible information.

Board and committee meeting attendance
In 2025, directors’ attendance at Board and committee meetings was as follows:

	Board	Audit and Risk	Compensation and Human Resources	Nominations and Governance	Social, Ethics and Sustainability
Number of meetings of AngloGold Ashanti in 2025	11	6	7	6	6
Jochen Tilk	11/11	n/a	n/a	6/6	n/a
Kojo Busia	11/11	6/6	n/a	n/a	6/6
Alberto Calderon	11/11	n/a	n/a	n/a	n/a
Bruce Cleaver	11/11	6/6	n/a	n/a	6/6
Gillian Doran(1)	10/11	n/a	n/a	n/a	n/a
Alan Ferguson	11/11	6/6	7/7	6/6	n/a
Albert Garner	11/11	6/6	7/7	6/6	n/a
Rhidwaan Gasant (2)	5/5	3/3	3/3	2/2	2/2
Jinhee Magie	11/11	6/6	n/a	n/a	6/6
Nicky Newton-King	11/11	n/a	7/7	n/a	6/6
Marcus Randolph(3)	2/2	n/a	2/2	n/a	1/1
Diana Sands(4)	10/11	5/6	7/7	6/6	n/a
(1) Gillian Doran was unable to attend the ad hoc Board meeting on 26 September 2025 due to a prior commitment.
(2)   Rhidwaan Gasant retired as a non-executive director and member of all Board committees on 27 May 2025.
(3) Marcus Randolph was appointed to the Board as a non-executive director and member of the CompCo and the Social, Ethics and Sustainability Committee on
27 October 2025.
(4) Diana Sands was unable to attend the Audit and Risk Committee and Board meetings on 25 March 2025 due to being on jury duty.
Where directors have been unable to attend meetings due to illness or conflicts in their schedules, they have received and reviewed the materials for that meeting and have been given the opportunity to relay their comments in advance, and follow up with the relevant chair of the meeting if necessary.

Audit and Risk Committee
The Audit and Risk Committee comprises six independent non-executive directors (NEDs).
The current members of the Audit and Risk Committee as of the date hereof are:

Audit and Risk Committee	Kojo Busia (Independent NED)
Bruce Cleaver (Independent NED)
Alan Ferguson (Independent NED) (1)
Albert Garner (Independent NED)
Jinhee Magie (Independent NED)
Diana Sands (Chair and Independent NED) (1)
Other individuals who regularly attended meetings (attended by invitation or if needed to contribute pertinent insights and information)	Jochen Tilk (Chair of the Board and Independent NED)
Alberto Calderon (CEO)
Gillian Doran (CFO)
Jimmy Gwisai (SVP: Group Controller)
Lizelle Marwick (Chief Legal Officer)
Natesan Mahasenan (SVP: Group Internal Audit & Risk
Gelishan Naidoo (VP: Group Tax)
Pieter Botha (VP: SOX Compliance)
Thomas Croese (VP: Group Risk)
Robin Fell (SVP: Digital Technology)
Guillermo Erasmus (VP: Group Compliance)
Catherine Stead (VP: Company Secretary)
Kevin McGhee and Johan Potgieter representing external auditors PricewaterhouseCoopers LLP
(1) Alan Ferguson stepped down as Chair of the Audit and Risk Committee with effect from 27 May 2025 but continued to serve as a member of the Audit and Risk
Committee. Diana Sands was appointed as Chair of the Audit and Risk Committee with effect from the same date.
The Audit and Risk Committee’s duties are set out in its Board-approved Charter, the adequacy of which is reviewed at least annually (the current version of which was approved by the Board in November 2025). The principal duties and responsibilities of the Audit and Risk Committee include, among others:
•to oversee and monitor the integrity of annual and other financial statements and financial information provided to shareholders and others;
•to oversee and monitor compliance with legal, regulatory and public disclosure requirements;
•to oversee and monitor the independent registered public accounting firm (the “independent auditors”) including their qualifications, independence and appointment;
•to oversee and monitor the performance of the independent auditors;
•to oversee and monitor the Company’s systems of internal controls, including the internal audit function;
•to oversee and monitor the auditing, accounting and financial reporting process generally;
•to oversee and monitor the Company’s financial risk exposures and risk management;
•to periodically review the effectiveness of the Company’s finance function;
•to establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding, among others, accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company or any subsidiary or affiliate of the Company whose financial information is included in the Company’s financial statements of concerns regarding, among others, questionable accounting or auditing matters; and
•to monitor and review the Company’s cybersecurity programme and discuss with management any material cybersecurity incidents, as well as the Company’s cybersecurity threats, vulnerabilities, defences and planned responses.
Proceedings and Performance Review
The Audit and Risk Committee meets periodically with management, and external audit in separate non-executive sessions to discuss any matters that the Audit and Risk Committee or any of these groups believe should be discussed privately. The Audit and Risk Committee meets separately with internal audit at least once every quarter, generally at each scheduled quarterly meeting.
The Company conducted an internal effectiveness review of the Board and its committees, including the Audit and Risk
Committee, during the second half of 2025. The Nominations and Governance Committee together with the Board reviews the effectiveness of the Board and its committees on an annual basis.

Compensation and Human Resources Committee
The  CompCo comprises five independent NEDs. The current members of the CompCo as of the date hereof are:

CompCo	Alan Ferguson (Independent NED)
Albert Garner (Chair and Independent NED)
Nicky Newton-King (Independent NED)
Marcus Randolph (Independent NED)
Diana Sands (Independent NED)
Other individuals who regularly attended meetings (attended by invitation or if needed to contribute pertinent insights and information)	Alberto Calderon (CEO)
Gillian Doran (CFO)
Lisa Ali (Chief People Officer)
Ali Sidat representing Deloitte LLP (Independent adviser to the CompCo)
Catherine Stead (VP: Company Secretary)
Elizabeth Martinez (VP: Performance and Reward)
The CompCo activities are governed by the CompCo Charter (the current version of which was approved by the Board in
November 2025). The principal duties and responsibilities of the CompCo include, among others:
•to carry out the responsibilities delegated to it by the Board relating to the review and determination of the performance objectives and outcomes, compensation (fixed and variable), and benefits of executives including the CEO, CFO and members of the Executive Committee;
•to approve or recommend, as applicable, compensation and incentive plans and programmes;
•to oversee the Company’s human resources and development of human capital strategy;
•to review and approve (or make recommendations to the Board regarding approval when appropriate) any employment agreements, consulting arrangements, severance or retirement arrangements or change-in-control agreements and similar provisions covering any current or former executive officer of the Company;
•to ensure that the Company structures its compensation plans, policies and programmes as to attract and retain the best available personnel for positions of substantial responsibility within the Company, to provide incentives for such persons to perform to the best of their abilities for the Company and to promote the success of the Company’s business;
•to ensure continuous engagement with the shareholders when reviewing and approving the Company’s overall compensation programme;
•to consider listing standards of the NYSE or applicable rules of the SEC with respect to the independence of any remuneration consultant in discharging its duties;
•to periodically review the Company’s directors’ remuneration policy considering whether it provides for fair, responsible and transparent compensation and whether the Company’s long-term interests are being met;
•to oversee the preparation of, and recommend to the Board for approval, a directors’ remuneration policy inclusive of adoption or amendment of equity compensation plans and programmes that require shareholder approval;
•to oversee the implementation and administration of the compensation programmes;
•to periodically determine stock ownership guidelines for the CEO and other senior executives of the Company and monitor compliance with such guidelines;
•to develop, implement and maintain a clawback policy, oversee any clawback recovery efforts and oversee disclosures regarding the Company’s clawback policy;
•to consider and discuss with the Board the results of the most recent non-binding advisory shareholder vote on executive compensation and the most recent shareholder binding vote on the Company’s directors’ remuneration policy;
•to oversee regulatory compliance with respect to compensation matters; and
•to review, oversee and, where appropriate, approve the Company’s human resources policies and strategies aimed at supporting the attainment of the Company’s global objectives and achieving a globally competitive workforce.
See “Item 6B: Compensation—Compensation and Human Resources Committee” for further information.
Remuneration consultants
The CompCo engages independent remuneration consultants, as appropriate, who are appointed directly by and report solely to the CompCo. Deloitte LLP (“Deloitte”) has served as the CompCo’s independent remuneration adviser since May 2022. As a member of the Company’s Remuneration Consulting Group, Deloitte operates under the Code of Conduct for executive remuneration consulting. In 2025, the CompCo reviewed Deloitte’s advice and confirmed that its advice remained objective and independent, and that the advising partner at Deloitte had no connections with the Company that could impair such independence.
During 2025, Deloitte advised the CompCo on a broad range of remuneration matters, including market developments, share incentive schemes, annual reporting, and legislative and governance requirements. Deloitte consultants attended all CompCo meetings. Separately, Deloitte provided the Company with consultancy services unrelated to the CompCo’s specific assignments, including salary benchmarking, performance metric setting, communication planning, annual reporting support, technical accounting advice, and other employee and tax‑related services.
The CompCo also made use of the services and output of Mercer LLC, who provided global survey data and analysis primarily around salary benchmarking for executive pay.
6D.EMPLOYEES
The average number of attributable employees and contractors in the AngloGold Ashanti Group for each of the last three financial years was:

	2025 (1)	2024	2023
Africa (2) (3)	28,084	27,930	21,734
Australia	1,787	1,777	1,741
Americas	10,250	8,509	8,565
Other, including corporate and non-gold producing subsidiaries	1,295	1,268	1,618
Total (2) (3)	41,416	39,484	33,658
(1)The approximate number of contractors engaged on average during 2025 was 25,044.
(2)Includes 3,173, 2,988 and 2,883 employees at Kibali, the Group’s non-managed joint venture during 2025, 2024 and 2023, respectively.
(3)The acquisition of Centamin plc, which was completed on 22 November 2024, contributed 5,503 attributable employees and contractors in 2024.
Labour relations and collective bargaining
At AngloGold Ashanti, we continuously endeavour to build and maintain constructive relations with our employees and their union representatives, which are underpinned by our Company values.
There are no collective bargaining agreements in place for employees in Australia, Colombia, Egypt or the United States.
However, the Company ensures that we have appropriate relations with our employees in these countries through compliance with labour legislation, fair company policies and procedures and promoting healthy relationships through effective line management practices. The Company does not seek to restrict the right to freedom of association or collective bargaining at any of our operations.

Country	Employees covered by collective bargaining arrangements
Argentina	91%
Brazil	99%
Ghana	86%
Guinea	94%
Tanzania	85%
All employees in Australia (including all employees in global teams employed through the Australian business unit) are engaged on individual common law contracts. Union membership among private sector employees in 2025 remains low in Australia.
Wage negotiations and conditions of service review were concluded successfully at all sites in Ghana and Guinea and were within official inflation ranges. During  2025, in Tanzania, Ghana and Guinea, AngloGold Ashanti was also asked for an increase in wages which was higher than the increase in inflation, primarily driven by higher expectations from unions on the account of significant increases in the gold price. In Ghana, this was further exacerbated by the strengthening of the Ghanaian cedi against the U.S. dollar which reduced employees basic earnings by up to 35%. AngloGold Ashanti compensated for this through the payment of ex gratia lump-sums to employees in the bargaining unit at both Iduapriem and Obuasi. The annual collective bargaining and wage negotiation process in Tanzania was considerably delayed due to post-election public unrest. The union in
Tanzania has similar expectations for higher than inflation increases on the back of the increased gold price and profitability of
Geita compared to the 2024 year. Negotiations are progressing and the Company is targeting a final wage deal by the second quarter of 2026.
Retention and development of critical skills (such as underground operator skills) remains a priority and, in 2025, efforts were intensified to strengthen the supply and pipeline of critical operator skills. The African Business Unit participated in total remuneration surveys to meet the benchmark at competing markets in Ghana and Tanzania. Overall, the wage negotiations took into consideration the various inflationary and labour market demands.
There were no labour incidents that stopped our operations in 2025.

In Brazil, two collective bargaining agreements (Santa Bárbara and Nova Lima/Sabará) were successfully concluded with the unions, effective August 2025. The negotiations ensured the maintenance of existing benefits, with selective enhancements, contributing to a more balanced and constructive labour relations environment. Salary adjustments were aligned with the inflation rate for the period. Inflation showed a moderate increase, reaching 4.30% in 2025, compared to 4.06% in 2024 and 3.53% in
2023. At the same time, Brazil continues to operate under low unemployment and a strong mining labour market. In this context, sustained attention is required to attract and retain employees with critical skills and business knowledge.
In 2025, inflation in Argentina closed at 31.5%, a significant decrease compared to the previous two years (211.4% in 2023 and
117.8% in 2024). Wage increases continued to be applied monthly, a few percentage points higher, at 33.9%.
Full-time employees receive a number of benefits not afforded to contractors. These include retirement, accommodation for select employees, production and safety-related bonus schemes, and reasonable and fair conditions of services in addition to resultant benefits emanating from collective bargaining.
The minimum notice period regarding operational changes varies from country to country.
6E.SHARE OWNERSHIP
Minimum shareholding requirement for executive directors and executive management
The CompCo is of the opinion that share ownership by the executive directors and members of the executive management team demonstrates their commitment to AngloGold Ashanti’s success and serves to reinforce alignment between executive and shareholder interests. AngloGold Ashanti has a minimum shareholding requirement (“MSR”) for executive directors, which has recently been revised, as per the table below:

Role	Within six years of appointment/from introduction of MSR	Holding requirement	Post-termination holding
CEO	300% of net annual base salary	Throughout employment as a director or an executive officer
The post-termination MSR will be based on the MSR policy at the time of termination. Should the executive depart (or no longer serve as a director or executive management team member before they have achieved the MSR), all vested shares allocated from the Company’s share incentive scheme will be held for one year post-termination. The holding will be up to their required
MSR.

CFO	250% of net annual base salary
Executive management team	200% of net annual base salary
The following count towards an individual MSR:
•Ordinary shares purchased on the market, either directly or indirectly
•Vested share awards from AngloGold Ashanti’s share incentive schemes
•Previously granted DSP and transition awards (vested and unvested). Unvested awards that are not subject to further performance conditions are included on a post-tax basis

The table below summarises each executive director and executive management member’s compliance with the MSR. As of 31
December 2025, each executive director and executive management member exceeded his or her MSR. As of 31 December
2025, the interests of directors and executive management in the ordinary shares of the Company did not individually or in the aggregate exceed 1% of the Company’s issued ordinary share capital.

Executive	Ordinary shares owned as at 31 December 2025	Share awards exercised during the year(1)	Vested and unexercised share awards as at 31 December 2025	Unvested share awards as at 31 December 2025(1)	Six-year target achievement date	Holding as at 31 December 2025 as a percentage of annual base pay(2)	Unvested PSP awards as at 31 December 2025(3)
Executive directors
Alberto Calderon	55,764	80,296	—	283,085	September-2027	2,942%	253,965
Gillian Doran	4,416	22,325	—	46,855	January-2029	939%	89,738
Other Members of executive management
Lisa Ali	24,790	21,066	—	80,471	April-2028	2,082%	81,769
Stewart Bailey	8,982	60,933	51,176	85,931	January-2025	3,749%	61,815
Terry Briggs	42,032	25,514	—	52,435	April-2028	2,972%	61,922
Marcelo Godoy	76,596	25,745	—	92,722	October-2027	3,532%	82,960
Lizelle Marwick	14,375	30,040	—	82,595	July-2026	2,302%	62,787
Marcelo Pereira(4)	—	2,985	—	12,628	June-2031	312%	14,442
(1) Awards include all DSP, transition and buy-out awards in the incentive scheme.
(2) In 2026, the CompCo approved changes to the MSR calculations for executive management to enhance alignment with the existing methodology used for NEDs.
For the purpose of the 2025 MSR, shares are valued on the prevailing market price on 31 December 2025 using the trailing 20-day Volume‑Weighted Average
Share Price.
(3)No PSP awards have vested as at 31 December 2025. As these awards remain subject to further performance conditions, unvested PSP awards are excluded from the MSR calculation.
(4)Marcelo Pereira’s awards include DSP, transition, and RSU awards granted prior to his appointment to COO on 1 June 2025.
Minimum shareholding requirement for non-executive directors
During 2025, the non-executive directors had a minimum shareholding policy which required them to hold shares in the
Company equivalent to 150% of their annual base fee. Non-executive directors were expected to meet this requirement within the later of four years from appointment to the Board and the adoption of the policy, or any increase in fee level, with progress towards half of the guideline expected after two years. If a decline in the share price would cause a non-executive director to fall below the MSR based on the prevailing market price, the non-executive director was not required to purchase further shares although the non-executive director must refrain from disposing of any shares until compliance has been achieved.
The policy in force in 2025 was adopted by the Company in February 2024. The Nominations and Governance Committee has
responsibility for reviewing this policy. The shareholding requirement for the non-executive directors was reviewed during 2025 and revised Stock Ownership Guidelines were approved with effect from 1 January 2026 and will be reported against in the annual report on Form 20-F to be filed for the financial year ending 31 December 2026.
A full review of non-executive director fees, including shareholding requirements, was initiated in 2024 and concluded in 2025 as set out in “Item 6C: Board Practices—Non-executive Directors fees”.
The following table illustrates the level of compliance with this 2025 MSR. It sets out the interests of the non-executive directors and their connected persons in the share capital of the Company as at 31 December 2025, or their date of cessation if earlier, and as at 31 December 2024.

Director Name	Shares held (Ordinary shares)		Minimum shareholding requirement
	31 December 2025	31 December 2024	Four-year target achievement date	Percentage of MSR target achieved as at 31 December 2025 (3)
Jochen Tilk (Chair)	2,800	2,800	May-2028	54%
Kojo Busia	4,000	4,000	February-2028	186%
Bruce Cleaver	—	—	July-2028	—
Alan Ferguson (Lead Independent Director)	5,000	5,000	May-2029	174%
Albert Garner	30,000	30,000	February-2028	1,393%
Rhidwaan Gasant (1)	—	—	—	—
Jinhee Magie	5,000	5,000	February-2028	232%
Nicky Newton-King	—	—	July-2028	—
Marcus Randolph (2)	—	—	October-2029	—
Diana Sands	3,000	3,000	February-2028	139%
(1)Rhidwaan Gasant retired from the Board on 27 May 2025, this table reflects his interest as at 27 May 2025.
(2)Marcus Randolph was appointed to the Board on 27 October 2025.
(3)For the purpose of the 2025 MSR, shares are valued on the basis of the greater of (a) the original purchase price, (b) the share price on the date on which this policy was adopted, and (c) the prevailing market price on 31 December each year.
ANGLOGOLD ASHANTI INCENTIVE SCHEME
AngloGold Ashanti operated the DSP, which was implemented by AngloGold Ashanti Limited in 2018 as a single incentive scheme comprising short- and long-term metrics. The last allocation under the DSP took place for the 2023 performance year and was replaced by the annual cash bonus (STI) and the PSP, the long-term incentive element. In addition, a two-year transition incentive scheme was implemented to facilitate the move from a backward-looking scheme to a forward-looking scheme ensuring no gaps or overlaps and no increase or decrease in the target remuneration opportunities for all participants.
The new structure maintains the on-target opportunities from the DSP. The CEO’s DSP on-target incentive opportunity was
300% of salary, with up to 100% of salary delivered in cash and 200% of salary delivered in deferred shares. Under the approach implemented in 2024, subject to modification as described below for the transition incentive awards, the structure will be an annual cash bonus with an on-target opportunity of 100% of salary, and a performance-based long-term incentive with an on-target opportunity of 200% of salary:

	Annual Cash Bonus (STI)	Performance Share Plan (PSP)	Total Incentive
Level	On-Target Achievement
Chief Executive Officer	100%	200%	300%
Chief Financial Officer	90%	180%	270%
Executive management team	85%	165%	250%
For the transition periods 2022 to 2024 and 2023 to 2025,  the target opportunities depicted above will be reduced by 45% for the CEO, 42% for the CFO and 40% for the executive management team and will be delivered as a transition incentive award, one-third cash and two-thirds shares.
Legacy Deferred Share Plan
The legacy DSP award was payable in cash and, where applicable (depending on stratum level), in either deferred cash or deferred shares, vesting equally over either a two-, three-, or five-year period. The total DSP was determined based on a combination of Company and individual performance measures, which were defined annually with weightings applied to each measure. Each metric was weighted and had a threshold, target and stretch achievement level assigned, based on the Company budget and the desired stretch targets for the year.
At the end of each financial year, the performance of each of the Company, the CEO, the CFO and executive management team was assessed by the CompCo and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as a percentage of base salary based on on-target achievement.
The last allocation of the awards under the legacy DSP was made in 2024 following the end of the 2021-2023 performance period.

Performance Share Plan (PSP)
The 2024 Omnibus Incentive Compensation Plan, under which we have implemented the PSP, was implemented in 2024 as the long-term incentive scheme with vesting dependent on Company performance over a period of three financial years.
The PSP is allocated as a percentage of salary with the percentage being determined by stratum level. The CompCo reviews the metrics, targets and weightings prior to each grant and at the end of the three-year performance period the CompCo applies their discretion to approve the final allocation.
Under the PSP, the maximum vesting level will be set at 200% of target opportunity levels. Outcomes at the top-end would require significant outperformance of expectations.
Annual Cash Bonus (STI)
The STI payment value is determined by stratum level and the incentive is calculated based on achieving a combination of
Company and individual performance measures which are defined annually with weightings apportioned to each of the measures. Each of the Company metrics has a threshold, target and stretch.
The CompCo approved the 2025 STI Company performance achievement of 125% of target. This outcome was primarily driven by the following:
•Free cash flow increased 204% year-on-year to $2.9 billion, driven primarily by a higher realised average gold price received ($3,468/oz). Lower capital expenditure and working capital outflows further supported performance, with free cash flow (excluding Kibali) of $2,624 million
•At Siguiri, production increased by 6% year-on-year. Despite a temporary plant suspension due to seepage on a section of the TSF following heavy rains, mining continued, building higher-grade ore stockpiles to support a strong restart and production recovery
•Although Group AISC of $1,709/oz was 9% above stretch plan due to higher cash costs and sustaining capital, the substantial uplift in gold price and operational delivery more than compensated, resulting in overall outperformance against annual cash bonus metrics
•The Company maintained a strong safety performance in 2025, with a TRIFR of 0.97 injuries per million hours worked at its managed operations, well below industry benchmarks
The CompCo is satisfied that this outcome appropriately rewards our employees who participate in the STI and more closely matches the shareholder experience.
The table on the following page summarises the performance measures, their weightings and performance against those metrics for the STI for 2025.

Theme	Measures	Target Weighting (%)	Threshold measures (50% of target)	Target measures (100% of target)	Stretch measures (150% of target)	2025 Performance (2)	2025 Achievement
Financial performance	Free cash flow (pre-growth capital)(1) Performance versus budgeted FCF (excluding growth capital), 50% flexed : 50% unflexed	10.0%	$1,355m (Unflexed) $2,277m (Flexed)	$1,815m (Unflexed) $2,737m (Flexed)	$2,276m (Unflexed) $3,198m (Flexed)	$3,020m	13.9%
Drive operational excellence, optimise costs and capital expenditure	Total cash cost	15.0%	$1,309/oz	$1,241/oz	$1,173/oz	$1,248/oz(4)	14.2%
	All-in sustaining cost	15.0%	$1,856/oz	$1,756/oz	$1,656/oz	$1,745/oz	15.8%
Improve portfolio quality	Production	25.0%	2,518koz	2,701koz	2,884koz	2,797koz	31.6%
Maintain long-term optionality	Mineral Reserve additions (pre-depletion, asset sales, mergers, and acquisitions)	7.5%	Plus 1.3Moz	Plus 2.6Moz	Plus 3.8Moz	9.0Moz	11.3%
	Mineral Resource additions (pre-depletion, asset sales, mergers, and acquisitions)	7.5%	Plus 2.6Moz	Plus 5.1Moz	Plus 6.4Moz	6.5Moz	11.3%
Prioritise people and ESG	People: Gender diversity (female representation) Succession planning outcomes	5.0%	20% 40%	22% 50%	25% 80%	21% 67%	1.8% 3.2%
	Health and safety (one leading indicator applicable to both Health and Safety): Major hazard control verification compliance All supervisors and managers conduct critical control verifications on Health and Safety	5.0%	90%	95%	100%	121%	7.5%
	Total recordable injury frequency rate (TRIFR)	5.0%	1.27 (0% Improvement)	1.21 (5% Improve ment)	1.17 (7.5% Improvement)	0.97	7.5%
	Community – % of community grievances cleared in 45 days.	5.0%	60% of grievances closed out/ cleared within 45 days	70% of grievances closed out/ cleared within 45 days	100% of grievances closed out/ cleared within 45 days	89%	3.3%
	Environment – Operating assets to implement the water stewardship goals as approved by the Water Stewardship Committee.(3)		40% attainment of 2025 milestones	75% attainment of 2025 milestones	100% attainment of 2025 milestones	97%	3.6%
(1)The FCF threshold, target and stretch measures are normalised 50% each quarter for the impact of gold price and CPI movements compared to the budget, as well as the resultant effect of these variables on cash taxes and royalties.
(2)All performance results exclude Kibali for 2025.
(3)Performance will be measured on the extent of scheduled 2025 milestones that have been attained, with each mine’s performance weighted over their three projects.
(4)The 2025 actual results have been normalised to reflect the disposal of the Serra Grande operation in December 2025.
Transition incentive awards
In moving from the backward-looking performance periods under the DSP, to the forward-looking performance assessment of the
PSP, the CompCo approved transition incentive awards to ensure that there were no gaps or overlaps in the performance periods that apply under the PSP, and no increase or decrease in target remuneration opportunity for participants.
This was achieved by granting two separate transition incentive awards in respect of the 2024 and 2025 performance years. The awards were equal to the relative TSR element of the DSP (i.e., a target opportunity of 45% of salary for the CEO and 42% of salary for the CFO), and were measured in accordance with the TSR vesting schedule and peer groups used under the DSP.
These awards were delivered one-third in cash and two-thirds in shares, which will vest after three years following the performance period. To ensure that the overall incentive opportunities remained appropriate, the target bonus and PSP opportunity for 2024 and 2025 awards were reduced.
The relative TSR metric for the transition incentive awards were measured on a three-year average based against six peers in line with the methodology under the legacy DSP (Agnico Eagle, Barrick, Gold Fields, Kinross Gold, and Newmont Mining, and
Gold ETF). For the three-year period to 31 December 2025, AngloGold Ashanti was ranked second and was therefore positioned in the upper quartile resulting in a 150% payout.

Performance Metrics	Threshold measures	Target measures	Stretch measures	Performance (%)	Achievement (%)
Relative TSR	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators	357.7	150.0
Impact on executive directors
CEO:  Key Objectives and Achievements for 2025 (20% weighting on annual cash bonus):

Scorecard	Comments
Production, financial performance and growth
Achievement against budget production ounces, total
cash cost, AISC and free cash flow.
Growth pipeline
Continue to drive the Full Asset Potential (FAP)
programme across the business to deliver both
productivity and cost benefits for the year.
Develop, optimise and grow the portfolio both organically
and inorganically to create greater optionality for the
business.
Ensure a pipeline of projects that enhance cost, margin
and cash generation profile and the longevity of the
portfolio. Portfolio management assessed based on
number of objective milestone targets met within the
period. Key focus areas:
•Complete the Obuasi project and ramp up
production
•Support the Nevada projects through the major
developmental stages

Measured against gold production, total cash cost, all-in sustaining cost and free cash flow performance.
Coordinated the successful implementation and delivery of FAP targets across several operations, in addition to completing a successful FAP review at Sukari with implementation to take place over the next 24 months.
Undertook several business development assessments during 2025 and successfully  consolidated the Nevada district. MSG and Doropo/ABC divested during 2025.
Brownfields Exploration Plans tailored to meet current strategic and operational needs.
The year-end production in Obuasi was 266koz vs. 280koz (P50) and 250koz (P80)
and 2024 production of 221koz.
Achieved objective of 65% engineering completion for North Bullfrog and approval for next stage to reach 85%. North Bullfrog remains on track for a Record of
Decision (ROD) in December 2026.
Arthur Gold Project: completion of pre-feasibility study phase A and delivery of
4.94Moz of first-time Mineral Reserve. The mine plan of operations for Arthur Gold
Project was accelerated moving the ROD from 2032 to 2028. A significant step change for the advancement of the project with substantial value creation.

Environmental, social and corporate governance
(ESG)
Health and safety
Continued focus on delivering zero fatalities.
Driving a proactive safety culture and implementing
leading health and safety initiatives with global
standardisation.
Environment and community
Ensuring a clear strategy and fit-for-purpose functions to
address stakeholder expectations with a focus on
community and government relations and operational,
environmental and social priorities.
Implementation of water stewardship goals and driving
the strategic direction of the Decarbonisation Strategy to
reduce emissions by 30% by 2030.

Health and safety
TRIFR improved by a further 1% to 0.97 (from 0.98) at managed operations, while
Lost Time Injury Frequency Rate (LTIFR) improved by 8% to 0.45 (from 0.49). We have achieved this while successfully integrating Centamin into our business and addressing several operational challenges that have arisen. Potential fatal incidents
(PFIs) reduced significantly, improving by 16 cases year-on-year to 45 (from 61), including a reduction in repeat PFIs (from 23 to 19).
Environment and community
We have continued to strengthen our relationships with host communities and this has been demonstrated during the various political, social and civic challenges in
African jurisdictions.
From a security perspective, in times of significantly heightened risk we were able to maintain a good relationship with our key stakeholders in the government and security agencies, all while navigating these difficult situations.
Focus on environmental performance has remained strong. The discipline is well advanced on the Decarbonisation Strategy with significant progress being made on the water stewardship goals.

Other strategic priorities
Expand the shareholder base in the US and continue to
embed AngloGold Ashanti into the US markets.
Reputation management across all jurisdictions.
Finalisation of the operating model to realise the
efficiencies and effectiveness of the revised
organisational structures.
Ensure the integration of Sukari is implemented according
to the plan.
Complete the 2025 global culture assessment to measure
progress and identify opportunities.
Deliver on the people pipeline with focus on executive
team succession, critical skills and leadership training.

AngloGold Ashanti’s share price has outperformed its major peers, the GDX, the gold price, and the S&P 500.
We have grown our sell-side coverage by almost a third through a deliberate campaign. New, important US names continued to appear in the register or grow their holdings, with South African funds maintaining their holdings. A rejuvenated
Asia and Europe campaign started to bear fruit.
Completed the implementation of the operating model in Africa, Latin America and
Australia, which included significant finance transformation.
We have seamlessly integrated Sukari Gold Mines (SGM) in a reasonably short time frame. We have completed the operating model implementation and change management for all functions. AngloGold Ashanti values were embedded and standards applied.
2025 global culture assessment completed with an 88% participation rate globally, up from 80% in 2021. Our 2025 culture score is 87, a strong increase from 73 in
2021. Both results set us apart in the industry.
People pipeline — C-suite and top leadership level stability. We have developed a strong internal and external pipeline for the executive team, senior leadership and critical roles.

CEO: Performance incentive outcome 2025
2025 Performance outcome	Transition Award outcome	Annual Cash Bonus award outcome	Total Incentive Award for 2025
Total % for Company performance	150.00%	125.00%
		x
Weighting:	100.00%	80.00%

A - Company performance weighted outcome:	150.00%	100.00%
Individual performance results		20.00%
Individual performance weighting:		x
Performance rating award correlation:		125.00%

B - Opportunity based on individual performance:		25.00%
Total % of Pay opportunity (A+B)	150.00%	125.00%
	x	x
On-target total cash bonus opportunity (as % of base pay)	15.00%	85.00%
On-target total share award opportunity (as % of base pay)	30.00%	—%

Final cash bonus result (as % of base pay)	22.50%	106.25%
Final share award result (as % of base pay)	45.00%	—%
	x	x
Base pay as at 31 December 2025:	1,722,902	1,722,902

Annual cash bonus:	387,653	1,830,583	2,218,236
Annual deferred share portion (to vest after three years):	775,306	—	775,306
Total Incentive Award for 2025	1,162,959	1,830,583	2,993,542

CFO:  Key Objectives and Achievements for 2025 (20% weighting on annual cash bonus):

Scorecard	Comments
Leadership and stakeholder engagement
•Significant impact on the broader business through engagement with peers and regions which resulted in
Russell indexation, PSP improvements, strengthening risk management governance, and delivery of all
M&A activity and business planning.

Projects	•Delivered the Centamin integration providing leadership and support to the integration lead and the Sukari Managing Director. •Established the finance shared services structure.
Liquidity, credit ratings and balance sheet management
•Improved credit rating: Robust engagement with all four key credit rating agencies with a change to positive outlook from S&P in Q4 2025, the first positive move in the last decade.
•Supporting and driving the delivery of best-in-class financial performance:
◦Outperformance in free cash flow generation.
◦Strengthened capital discipline in the business – continued evolution of our Management
Investment Committee processes, clear embedding of stronger governance in capital and external spend.
◦Delivered largest dividend on record.

Cost discipline and driving a cash culture
•Progressed the US GAAP transition in line with the implementation timeline. Led the integration of our external reporting and disclosure processes.
•Cost leadership programme ready for implementation in 2026.
•Supply chain team integration: Alignment with Finance and Procurement frameworks, fully operational total cost of ownership spend system, of record implementation.

Governance and risk management	•Redesigned Group Internal Audit and Group Risk: reviewed and reframed the top 10 risks, with significant improvement in the integration of key risks and management plans from the Board to the asset.
People	•Further transformed Finance and Supply Chain into a world-class fit-for-purpose service delivery function.

CFO: Performance incentive outcome 2025
2025 Performance outcome	Transition Award outcome	Annual Cash Bonus award outcome	Total Incentive Award for 2025
Total % for Company performance	150.00%	125.00%
		x
Weighting:	100.00%	80.00%

A - Company performance weighted outcome:	150.00%	100.00%
Individual performance results		20.00%
Individual performance weighting:		x
Performance rating award correlation:		150.00%

B - Opportunity based on individual performance:		30.00%
Total % of Pay opportunity (A+B)	150.00%	130.00%
	x	x
On-target total cash bonus opportunity (as % of base pay)	14.00%	76.00%
On-target total share award opportunity (as % of base pay)	28.00%	—%

Final cash bonus result (as % of base pay)	21.00%	98.80%
Final share award result (as % of base pay)	42.00%	—%
	x	x
Base pay as at 31 December 2025:	752,812	752,812

Annual cash bonus:	158,091	743,778	901,869
Annual deferred share portion (to vest after three years):	316,181	—	316,181
Total Incentive Award for 2025	474,272	743,778	1,218,050

Participation by executive directors and executive management team members in the AngloGold Ashanti incentive schemes
For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to, and exercised by, executive directors and executive management team members on an aggregate basis during the year ended
31 December 2025, see below.

Number of unvested DSP awards and movement during the reporting period
DSP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December	Fair value of granted awards (1)	Fair value of vested awards (2)	Fair value of unvested awards at 31 December (3)
Executive directors							USD ‘000
Alberto Calderon	2025	346,514	—	80,296	—	266,218	—	2,531	22,703
	2024	224,933	168,231	46,650	—	346,514	2,986	842	7,998
Gillian Doran	2025	51,261	—	10,252	—	41,009	—	705	3,497
	2024	—	51,261	—	—	51,261	910	—	1,183
Total executive directors	2025	397,775	—	90,548	—	307,227	—	3,236	26,200
	2024	224,933	219,492	46,650	—	397,775	3,896	842	9,181

Executive management
Lisa Ali	2025	95,602	—	21,066	—	74,536	—	662	6,356
	2024	48,669	56,666	9,733	—	95,602	1,006	176	2,206
Stewart Bailey	2025	123,209	—	41,737	—	81,472	—	1,316	6,948
	2024	120,388	37,132	34,311	—	123,209	659	619	2,844
Terry Briggs	2025	61,805	—	13,622	—	48,183	—	874	4,109
	2024	31,540	36,573	6,308	—	61,805	649	114	1,426
Marcelo Godoy	2025	112,446	—	25,745	—	86,701	—	811	7,394
	2024	69,202	57,491	14,247	—	112,446	1,020	257	2,595
Richard Jordinson(4)	2025	48,910	—	19,027	—	29,883	—	602	2,548
	2024	51,025	26,805	28,920	—	48,910	476	562	1,129
Lizelle Marwick	2025	108,265	—	30,040	—	78,225	—	950	6,671
	2024	88,229	41,730	21,694	—	108,265	741	392	2,499
Marcelo Pereira(5)	2025	8,956	—	2,985	—	5,971	—	93	509
	2024	—	—	—	—	—	—	—	—
Total executive management	2025	559,193	—	154,222	—	404,971	—	5,307	34,536
	2024	409,053	256,397	115,213	—	550,237	4,551	2,120	12,699

Notes:
(1) The fair value of awards granted during 2024 represents the value of awards calculated using a five business day volume-weighted average share price prior to 26 February 2024.
(2) The fair value of vested awards represents the value deemed received on the settlement date.
(3) The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4) Richard Jordinson retired from the Chief Operating Officer role with effect from 1 June 2025.
(5) Marcelo Pereira was appointed as Chief Operating Officer with effect from 1 June 2025.

Number of unvested PSP awards and movement during the reporting period
PSP awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December	Fair value of granted awards (1)	Fair value of vested awards (2)	Fair value of unvested awards at 31 December (3)
Executive directors
Alberto Calderon	2025	161,774	92,191	—	—	253,965	2,929	—	21,658
	2024	—	161,774	—	—	161,774	2,871	—	3,734
Gillian Doran	2025	53,721	36,017	—	—	89,738	1,144	—	7,653
	2024	—	53,721	—	—	53,721	954	—	1,240
Total executive directors	2025	215,495	128,208	—	—	343,703	4,073	—	29,311
	2024	—	215,495	—	—	215,495	3,825	—	4,974

Executive management
Lisa Ali	2025	52,086	29,683	—	—	81,769	943	—	6,973
	2024	—	52,086	—	—	52,086	925	—	1,202
Stewart Bailey	2025	37,889	23,926	—	—	61,815	760	—	5,272
	2024	—	37,889	—	—	37,889	673	—	874
Terry Briggs	2025	37,319	24,603	—	—	61,922	782	—	5,281
	2024	—	37,319	—	—	37,319	662	—	861
Marcelo Godoy	2025	52,845	30,115	—	—	82,960	957	—	7,075
	2024	—	52,845	—	—	52,845	938	—	1,220
Richard Jordinson(4)	2025	42,502	24,137	—	—	66,639	767	—	5,683
	2024	—	42,502	—	—	42,502	754	—	981
Lizelle Marwick	2025	38,357	24,430	—	—	62,787	776	—	5,354
	2024	—	38,357	—	—	38,357	681	—	885
Marcelo Pereira(5)	2025	14,442	5,243	—	—	19,685	167	—	1,679
	2024	—	—	—	—	—	—	—	—
Total executive management	2025	275,440	162,137	—	—	437,577	5,151	—	37,317
	2024	—	260,998	—	—	260,998	4,633	—	6,023
Notes:
(1) The fair value of awards granted during 2025 represents the value of awards calculated using a five business day volume-weighted average share price prior to 20 February 2025. The fair value of awards granted during 2024 represents the value of awards calculated using a five business day volume-weighted average share price prior to 26 February 2024.

(2) The fair value of vested awards represents the value deemed received on the settlement date.
(3) The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4) Richard Jordinson retired from the Chief Operating Officer role with effect from 1 June 2025.
(5) Marcelo Pereira was appointed as Chief Operating Officer with effect from 1 June 2025.

Number of unvested transition share awards and movement during the reporting period
Transition Share Awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December	Fair value of granted awards (1)	Fair value of vested awards (2)	Fair value of unvested awards at 31 December (3)
Executive directors
Alberto Calderon	2025	—	16,867	—	—	16,867	536	—	1,438
	2024	—	—	—	—	—	—	—	—
Gillian Doran	2025	—	5,846	—	—	5,846	186	—	499
	2024	—	—	—	—	—	—	—	—
Total executive directors	2025	—	22,713	—	—	22,713	722	—	1,937
	2024	—	—	—	—	—	—	—	—

Executive management
Lisa Ali	2025	—	5,935	—	—	5,935	189	—	506
	2024	—	—	—	—	—	—	—	—
Stewart Bailey	2025	—	4,459	—	—	4,459	142	—	380
	2024	—	—	—	—	—	—	—	—
Terry Briggs	2025	—	4,252	—	—	4,252	135	—	363
	2024	—	—	—	—	—	—	—	—
Marcelo Godoy	2025	—	6,021	—	—	6,021	191	—	513
	2024	—	—	—	—	—	—	—	—
Richard Jordinson(4)	2025	—	4,688	—	—	4,688	149	—	400
	2024	—	—	—	—	—	—	—	—
Lizelle Marwick	2025	—	4,370	—	—	4,370	139	—	373
	2024	—	—	—	—	—	—	—	—
Marcelo Pereira(5)	2025	—	1,413	—	—	1,413	45	—	121
	2024	—	—	—	—	—	—	—	—
Total executive management	2025	—	31,138	—	—	31,138	989	—	2,655
	2024	—	—	—	—	—	—	—	—
Notes:
(1) The fair value of awards granted during 2025 represents the value of awards calculated using a five business day volume-weighted average share price prior to 20 February 2025.
(2) The fair value of vested awards represents the value deemed received on the settlement date.
(3) The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4) Richard Jordinson retired from the Chief Operating Officer role with effect from 1 June 2025.
(5) Marcelo Pereira was appointed as Chief Operating Officer with effect from 1 June 2025.

Number of unvested buy-out share awards and movement during the reporting period
Buy-out share awards		Balance at 1 January	Granted	Vested, deemed settled	Forfeited / Lapsed	Balance at 31 December	Fair value of granted awards (1)	Fair value of vested awards (2)	Fair value of unvested awards at 31 December (3)
Executive directors							USD ‘000
Gillian Doran	2025	12,073	—	12,073	—	—	—	387	—
	2024	22,956	—	10,883	—	12,073	—	205	279
Total executive directors	2025	12,073	—	12,073	—	—	—	387	—
	2024	22,956	—	10,883	—	12,073	—	205	279

Executive management
Terry Briggs	2025	11,892	—	11,892	—	—	—	446	—
	2024	25,409	—	13,517	—	11,892	—	300	274
Marcelo Godoy	2025	—	—	—	—	—	—	—	—
	2024	21,470	—	21,470	—	—	—	419	—
Total executive management	2025	11,892	—	11,892	—	—	—	446	—
	2024	46,879	—	34,987	—	11,892	—	719	274
Notes:
(1) The fair value of granted awards represents the value of awards calculated using a five business day volume-weighted average share price prior to the grant date. The share awards were granted on the start date and will vest over a two- or three-year period in equal tranches.

(2) The fair value of the vested awards represents the value received on the settlement date.
(3) The fair value of unvested awards is calculated using the closing share price as at 31 December.
Participation by employees in the AngloGold Ashanti share incentive schemes
For details of the share-based awards and rights to subscribe for ordinary shares in the Company granted to, and exercised by, employees on an aggregate basis during the financial year to 31 December 2025, see “Item 18: Financial Statements—Note 9—
Share-based payments”.
6F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
As noted in “Item 18: Financial Statements—Note 1.4—Error in the classification of deferred taxation assets and liabilities and current taxation liability”, in late 2025, the Company was required to prepare an accounting revision. The Company conducted an analysis regarding whether recovery of erroneously awarded compensation would be required in accordance with the Company’s
Dodd-Frank compliant clawback policy and NYSE listing standards. This analysis was conducted with respect to awards issued under the Company’s DSP, PSP,  2024 STI and transition incentive awards, which have incentive-based compensation subject to potential recovery. The only awards under the DSP subject to potential recovery are the awards that were issued in February
2024 based on 2023 performance, and of the five financial metrics that determined these awards, the Company determined that three (total cash costs, total AISC and production) were not affected by the revision and the remaining two (relative TSR and normalised cash return on equity) would have resulted in the same level of achievement under the plans (the payout based on the TSR metric was 0%), if based on the revised financial information. No awards under the PSP have been earned yet since the first grant was in 2024 and the awards are subject to a three-year performance period. Actual results determined under the PSP will be based on the revised financial results. For the 2024 STI, the Company determined that the metrics used to award additional STI compensation (FCF, total cash costs, total AISC, production, Mineral Reserve and Mineral Resource additions, and people and ESG initiatives) were not affected by the revision. For the transition incentive awards, which vest solely based on relative TSR, the Company determined that due to the minor nature of the revision and the absence of an adverse impact on the
Company’s stock price when it was announced, the vesting of the transition incentive awards would not have been impacted by the revision. Therefore, the Company concluded that recovery of erroneously awarded compensation was not required as a result of the revision described in “Item 18: Financial Statements—Note 1.4—Error in the classification of deferred taxation assets and liabilities and current taxation liability”.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Overview
Description of share capital
AngloGold Ashanti’s share capital currently consists of one class of stock: ordinary shares with a par value of US$1.00 each. At
31 December 2025, the issued share capital of AngloGold Ashanti consisted of 505,007,465 ordinary shares. All the issued ordinary shares of AngloGold Ashanti are fully paid and are not subject to any further calls or assessments by AngloGold Ashanti.
The movements in the issued ordinary share capital of AngloGold Ashanti in 2025 are described in the below table.

	Number of Ordinary Shares	US$
At 31 December 2024	503,527,052	503,527,052
Issued after 1 January 2025:
Exercise of options by participants in the AngloGold Ashanti 2024 Omnibus Incentive Compensation Plan	1,480,413	1,480,413
At 31 December 2025	505,007,465	505,007,465

During the period from 1 January 2026 to and including 16 March 2026, 585,659 ordinary shares were issued at a nominal issue price of $1.00 per share, resulting in 505,593,124 ordinary shares being in issue at 16 March 2026.
7A.MAJOR SHAREHOLDERS
According to information available to the Company, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the issued ordinary share capital of the Company:

	Ordinary Shares Held At
	31 December 2025		31 December 2024		31 December 2023
Shareholder (1)	Number of Ordinary Shares	Percent Voting Rights (2)	Number of Ordinary Shares	Percent Voting Rights (3)	Number of Ordinary Shares	Percent Voting Rights (4)
Public Investment Corporation of South Africa	79,121,396 (5)	15.67	56,445,405 (7)	11.21	74,537,976 (7)	17.76
BlackRock, Inc.	35,765,465 (6)	7.08	38,747,508 (7)	7.70	34,192,912 (8)	8.15
Van Eck Associates Corporation	n/a(9)	n/a	n/a(7)	n/a	25,813,417 (7)	6.15
(1)Shares may not necessarily reflect the beneficial shareholder.
(2)  Based upon the total number of ordinary shares issued, which at 31 December 2025, amounted to 505,007,465 ordinary shares of AngloGold Ashanti plc.
(3)Based upon the total number of ordinary shares issued, which at 31 December 2024, amounted to 503,527,052 ordinary shares of AngloGold Ashanti plc.
(4) Based upon the total number of ordinary shares issued, which at 31 December 2023, amounted to 419,729,856 ordinary shares of AngloGold Ashanti plc.
(5) Based solely on the TR-1 Major shareholding notification furnished on 12 November 2025.
(6) Based solely on the Schedule 13G filed on 16 July 2025, by BlackRock, Inc., a Delaware corporation. A shareholding notification received on 20 January 2026, stated a holding of 10.10% (51,013,955 shares).
(7)  Based on management’s analysis of available sources of information.
(8) Based solely on the Schedule 13G filed on 2 February 2024, by BlackRock, Inc., a Delaware corporation.
(9) Based solely on the TR-1 Major shareholding notification furnished on 23 December 2025.
All ordinary shareholders have the same voting rights.
As at 31 December 2025, there were 1,157 holders of record of AngloGold Ashanti ordinary shares. Of these holders, 157 had registered addresses in the United States and held a total of 504,458,092 ordinary shares, or 99.89% of the total outstanding ordinary shares. The shares held by Cede & Co. as record holder are held for underlying beneficial holders holding in “street name”. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.
Insofar as is known to AngloGold Ashanti, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.
7B.RELATED PARTY TRANSACTIONS
AngloGold Ashanti’s related party transactions are described in “Item 18: Financial Statements—Note 32—Related parties”.

7C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8:FINANCIAL INFORMATION
8A.CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION
See “Item 18: Financial Statements”.
LEGAL PROCEEDINGS
There is no material proceeding in which a director, officer or affiliate of AngloGold Ashanti is either a party adverse or has a material interest adverse to the Company.
In addition to the proceedings described below, the Company becomes involved, from time to time, in various claims, legal proceedings and complaints incidental to the ordinary course of its business.
As AngloGold Ashanti completed the sale of Mineração Serra Grande S.A., which owns the Serra Grande mine (“MSG”), to Aura
Minerals Inc. on 1 December 2025, the Company no longer reports on proceedings involving MSG, unless stated otherwise. On
7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the
La Colosa project, to Mineros S.A.
TAX MATTERS
•Brazilian tax authorities v. AngloGold Ashanti Córrego do Sítio Mineração S.A.: AngloGold Ashanti’s subsidiaries in
Brazil are involved in various disputes with the Brazilian tax authorities. These disputes date back as far as 2005 and involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the total possible amount involved across all tax disputes in Brazil is approximately $38 million at 31 December 2025. This amount no longer includes any disputes relating to MSG (totalling approximately $11 million at 31 December 2025). However,
AngloGold Ashanti has provided a specific indemnity to the acquiror of MSG for certain goodwill amortisation disputes involving MSG for the period up to the disposal date of MSG in an estimated amount of approximately $45 million at 31
December 2025. AngloGold Ashanti considers the probability of an adverse outcome in those matters to be remote.
•Colombian Tax Authority (DIAN) v. AngloGold Ashanti Colombia S.A.S. (AGAC):  AGAC has received various notices from the Colombian tax authority (DIAN) that it disagreed with its tax treatment of certain items in its 2010, 2011, 2013 and
2014 income and equity tax returns. After various challenges to these notices, the Council of State of Colombia (the highest court for tax matters) previously found against AGAC in respect of the 2010 and 2011 tax claims, and AGAC paid $28.4 million of additional taxes (including interest) in full settlement of those claims. In February 2026, the Council of State also found against AGAC in respect of the 2013 tax claim (waiving any penalties), and AGAC paid less than $0.1 million of additional taxes (including interest) in full settlement of that claim. AGAC’s lawsuit in respect of the 2014 tax claim is still pending before the Administrative Court of Cundinamarca. A contingent liability of $9.0 million has been disclosed for that remaining tax claim at 31 December 2025.
COLOMBIA
•Santa María-Montecristo and La Colosa class action lawsuits:  Class action lawsuits have been filed in relation to each of
AngloGold Ashanti Colombia S.A.S.’s (AGAC) Santa María-Montecristo and La Colosa projects. Each of the two lawsuits aims to stop exploration and mining in certain restricted areas affected by the projects due to alleged environmental concerns.
In respect of the Santa María-Montecristo class action lawsuit, in September 2011, the Administrative Court of Tolima granted a preliminary injunction suspending AGAC’s mining concession contracts in relation to this project. AGAC challenged this injunction, nevertheless, it remains in place during the course of the court proceedings. In May 2019, the Administrative Court of Tolima ruled that a technical study should be prepared to define the places in which mining activities could be performed in the Combeima canyon without posing any threat to the water reservoirs of Ibagué, the capital of the Tolima department. In
September 2020, the Council of State of Colombia (the highest court for administrative matters) on appeal overruled the decision of the Administrative Court of Tolima. The Council of State’s decision, which is final and not subject to further appeal, determined that AGAC, as concessionaire, has a right to develop the project if it can demonstrate to the mining and environmental authorities on the basis of technical studies that its mining exploration and, eventually, exploitation activities, will not impact the water resources of the Coello River basin and its tributaries. In October 2022, AGAC returned all of its tenements involved in the Santa María-Montecristo project to the government of Colombia. In the first half of 2023, the
Colombian Mining Authority (Agencia Nacional de Minería) (ANM) duly registered AGAC’s waiver of ownership of those tenements in the mining cadaster. While AGAC no longer has a legal interest in the class action lawsuit following its waiver of ownership of those tenements, the Administrative Court of Tolima has not yet dismissed the case against AGAC or formally excluded AGAC from the legal proceedings.
The consolidated La Colosa class action lawsuit originally consisted of four separate class actions. In October 2016, the
Administrative Court of Tolima ordered that a technical study be prepared by a panel of seven experts (selected by the plaintiff, AGAC, universities, the Colombian government and an NGO) to determine whether the La Colosa project presents a
“threat” to the environment during its exploration phase. In December 2017, Ibagué’s Third Administrative Court ordered that another, similar, technical study be prepared for the La Colosa project. AGAC appealed both orders. In September 2018, the
Administrative Court of Tolima consolidated all class actions in relation to the La Colosa project into a single class action lawsuit which is currently pending before the Council of State. The orders to prepare the technical studies have been temporarily suspended pending resolution of the action. If AGAC’s appeal before the Council of State is not successful, the
Company may have to perform one or more technical studies in relation to the La Colosa project, and if such technical studies were to conclude that a “threat” exists, certain development activities at the project may be suspended.
Further, while the plaintiffs in the La Colosa class action have petitioned the courts to cancel the mining concession contracts, the Company believes that the judiciary system in Colombia does not have the authority to order such cancellation. Such power, by law, vests solely in the Colombian government which, through the relevant Colombian mining authorities, has the discretion to declare concessions void if the concession holder breaches applicable environmental laws or regulations. The
Colombian government, as the authority granting the mining concession contracts, is also a defendant in this class action lawsuit together with AGAC. AGAC continues to oppose, through a variety of integrated legal and political strategies, the La
Colosa class action lawsuit. However, if the plaintiffs prevail and AGAC is unable to perform its core concession contracts as a result of the judicial decision, the Company would be required to abandon the project.
•Cortolima’s injunction against AngloGold Ashanti Colombia S.A.S. (AGAC):  In March 2013, Cortolima, a regional environmental authority in the Tolima department, issued a regulatory injunction against AGAC alleging, among other things, that in relation to certain of AGAC’s La Colosa mine design-related activities in the municipality of Piedras, AGAC engaged in drilling and other activities that could have adverse effects on the environment. The injunction did not include any allegation that AGAC’s actions actually caused any environmental damages in Piedras. AGAC’s challenge of the injunction was unsuccessful before Cortolima. In August 2013, AGAC initiated legal proceedings before the Council of State of Colombia
(the highest court for administrative matters) seeking annulment of the injunction as well as restoration of its rights to continue its activities in the area. In November 2019, the Council of State ruled that the competent judicial authority to decide on this matter is the Administrative Court of Tolima and referred the case to that court. In July 2020, the Twelfth Administrative Court of Tolima ruled that since the injunction is a preliminary and temporary measure imposed as part of the administrative approval process within Cortolima and not a final decision, it is not yet amenable to administrative judicial review. In July
2021, this decision was reversed on appeal by the Administrative Superior Court of Tolima, which held that such injunctions are amenable to administrative judicial review and ordered the Twelfth Administrative Court of Tolima to review the matter and issue a decision thereon. Consequently, the Twelfth Administrative Court of Tolima admitted the case and a first hearing was held in April 2022. Trial evidence was accepted. In October 2022, another hearing was held to gather testimonies. The case remains pending. The Company expects that a final resolution of this matter will include payment of a penalty by AGAC in an amount that is not expected to be material. While the regulatory injunction remains in place, AGAC is not able to engage in certain of its activities related to the La Colosa project.
•Piedras and Cajamarca popular consultations:  In 2013, the local council of the city of Piedras, near the La Colosa project, organised a popular consultation to ban all mining activities in Piedras (Piedras popular consultation), the result of which was validated by the Administrative Court of Tolima as part of an administrative procedure. Although the Piedras popular consultation did not have an immediate impact on the La Colosa project (due to its distant location from the project),
AGAC believes the Piedras popular consultation was in violation of national law in Colombia. In 2013, AGAC filed a ‘tutela’
action (a legal action alleging a violation of constitutional rights) with the Council of State of Colombia (the highest court for administrative issues). In 2014, AGAC’s ‘tutela’ action was dismissed by the Council of State for lack of standing on the grounds that AGAC did not have mining tenements in Piedras. In addition, in 2015, AGAC filed a request for annulment of the administrative acts adopted by the local authorities in furtherance of the results of the Piedras popular consultation, which was rejected by the Second Administrative Court of Ibagué. AGAC subsequently appealed this ruling. In July 2021, AGAC was notified that the Administrative Superior Court of Tolima ruled on appeal that, in light of the 2018 decision of the
Constitutional Court of Colombia (the highest court for constitutional issues) holding that local municipalities or regions are not entitled to veto mining activities through popular consultations (as further described below), the results of the Piedras popular consultation, and the administrative acts adopted in furtherance thereof, were not enforceable. An extraordinary appeal against this ruling was submitted in March 2022, which is pending.
In March 2017, the residents of the municipality of Cajamarca also voted in a popular consultation to disapprove mining projects in the municipality, including the La Colosa project (Cajamarca popular consultation). However, the Mining Minister of
Colombia subsequently publicly stated that Cajamarca’s vote does not apply retroactively implying the Cajamarca popular consultation did not have an immediate impact on AGAC’s rights with respect to the La Colosa project. In April 2017, AGAC nevertheless suspended all exploration activities at the La Colosa project until there is more certainty about mining activity in
Colombia. In October 2018, the Colombian Constitutional Court issued ruling SU-095-2018 stating that local municipalities or regions were not entitled to veto mining activities through popular consultations. The Constitutional Court also ordered the national legislative body, the Congress of Colombia, to enact a law within two years to ensure that local communities and groups are adequately consulted in the approval of mining activities in accordance with specific criteria set out in its ruling.
Subsequently, a group of citizens submitted an annulment claim before the Administrative Court of Cundinamarca to cancel
AGAC’s mining contract in Cajamarca on the grounds of the results of the Cajamarca popular consultation. In May 2021, the
Administrative Court of Cundinamarca dismissed the annulment claim on procedural grounds.
•Paramo Delimitation: In November 2016, the Colombian government issued Resolution 1987/2016 delineating certain wetlands or moorlands as environmentally important protected areas, which designation includes certain areas in and around the La Colosa project. In these areas there are limitations, or in some instances outright bans, on mining and mining-related activities. These limitations and bans could potentially adversely impact the design, operations and production of the mining project at the La Colosa project. In June 2017, AGAC filed suit against the Colombian Ministry of the Environment in the
Administrative Court of Cundinamarca to annul Resolution 1987/2016 on technical and other grounds. The lawsuit was admitted in April 2019. The Ministry of the Environment, as defendant in this action, is expected to file its response to the annulment claim.
•Notice of Dispute under the United Kingdom-Colombia Bilateral Investment Treaty (UK-Colombia BIT): On 27
November 2025, AngloGold Ashanti plc and AngloGold Ashanti UK Colombia Holdings Ltd notified the Republic of Colombia of an investment dispute under the UK-Colombia BIT. The dispute relates to a series of measures affecting the concession contract for the Quebradona project in the Antioquia department, which include actions taken by the Colombian State to give effect to Colombian President Gustavo Petro’s open opposition to the Quebradona project on political grounds. The UK-
Colombia BIT provides for a six-month negotiation period, which began with the filing of the notice of dispute. If the dispute is not resolved amicably within this ‘cooling-off’ period (i.e., by end of May 2026), AngloGold Ashanti plc and AngloGold Ashanti
UK Colombia Holdings Ltd will have the right, but not the obligation, to initiate international arbitration under the UK-Colombia
BIT. In parallel, AGAC is pursuing domestic remedies seeking the reversal of some of the government actions that are at issue.
GHANA
•Ghana Mining Leases Litigation:  In January 2019, AGAG and AngloGold Ashanti (Iduapriem) Limited (AAIL), along with other Ghanaian mining companies, were served with writs by two members of the Ghanaian Parliament seeking to invoke the jurisdiction of the Ghanaian Supreme Court (highest court in Ghana) for a declaration that the mining companies were not entitled to carry out any exploitation of minerals otherwise allowed under their relevant mining leases unless the leases had been timely ratified by the Parliament of Ghana. In January 2019, the Ghanaian Attorney General filed its statement of case, agreeing with the plaintiffs’ position (that the mining leases required parliamentary ratification) and requesting that the
Supreme Court order the mining companies to pay the Ghanaian government all revenue related to mining activities accrued during the time such mining leases were unratified. In April 2019, AGAG and AAIL, in coordination with the other mining companies, filed their statement of case. The Supreme Court has not yet set a date for the first hearing to commence the case.
TANZANIA
•Geita Gold Mining Limited (GGM):  In January 2007, Jackson Manyelo and other plaintiffs filed a suit against GGM in the
High Court of Tanzania, Mwanza District Registry alleging that they were affected by blasting activities in the Katoma area carried out by GGM and had suffered damages in the amount of TZS9.6 billion (approximately $6 million). In April 2015, the
High Court issued a judgment in favour of GGM. In 2016, plaintiffs appealed to the Court of Appeal. In June 2024, GGM filed a motion to dismiss the matter for want of prosecution by the plaintiffs. This motion is currently pending before the Court of
Appeal.
•Geita Gold Mining Limited (GGM) and Samax Resources Limited (Samax) v. Government of Tanzania:  In July 2017,
GGM and Samax filed a notice of arbitration against the government of Tanzania arising from the enactment by the government of certain legislation that purports to make a number of changes to the operating environment of Tanzania’s extractive industries, including mining. The notice of arbitration was submitted in accordance with Article 12 of the Agreement for the Development of a Gold Mine at Geita between the government of Tanzania and each of GGM and Samax (the MDA), and under the 1976 Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL). The Arbitral
Tribunal has been duly constituted. Since January 2019, at the request of the parties, the arbitral proceedings have been stayed several times in order to afford the parties the opportunity to achieve an amicable resolution of the dispute and as a result of the impact of the COVID-19 pandemic. In November 2024, the parties agreed to stay the arbitration proceedings for a further period of 18 months until 4 May 2026.
•Arbitration under the United Kingdom-Tanzania Bilateral Investment Treaty (UK-Tanzania BIT):  Unrelated to the
arbitration proceedings under the MDA described above, in September 2017, GGM and Samax, together with Cluff Oil
Limited and Cluff Mineral Exploration Limited, notified the government of Tanzania in writing that the Tanzanian government’s conduct amounted to a breach of its commitments under the UK-Tanzania BIT. This notice triggered a ‘cooling-off’ period under the UK-Tanzania BIT, pursuant to which the parties had six months to achieve an amicable resolution to their dispute.

Following the expiry of the ‘cooling-off’ period in March 2018, GGM, Samax, Cluff Oil Limited and Cluff Mineral Exploration
Limited are now entitled to submit their dispute with the government of Tanzania to ICSID arbitration in accordance with the terms of the UK-Tanzania BIT to the extent that they may deem this necessary.
NORTH AMERICA
•Arbitration between AngloGold Ashanti North America Inc. (AGANA) and Altius Royalty Corporation (Altius): In
March 2023, Altius initiated arbitration proceedings in Vancouver, B.C., Canada against AGANA regarding the geographic scope of a 1.5% net smelter returns royalty. Altius asserted the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Arthur Gold Project (formerly the
Expanded Silicon project) as well as claims acquired in 2022 as part of the Corvus Gold Inc. and Coeur Sterling, Inc.
acquisitions. On 7 January 2025, the arbitration panel delivered a partial award which made final rulings regarding the proper interpretation of the royalty agreement and scope of the royalty. The partial award directed the parties to confer in an attempt to reach mutual agreement regarding how its rulings in the partial award would apply to the lands controlled by AGANA.
When agreement was not reached, the parties subsequently made further submissions to the arbitration panel advancing their respective understandings of the application of the partial award. Through that conferral and submission process, the parties agreed that (i) 2,400 mining claims were included within the royalty, and (ii) 2,112 claims were excluded from the royalty. The parties could not agree on the royalty status of the remaining 1,978 claims. On 12 August 2025, the arbitration panel issued its final award in which it resolved the status of those still-disputed claims, holding that only 24 are subject to the royalty and the remaining 1,954 claims are excluded from the royalty. A memorandum relating to such final award was recorded with the Nye County Recorder’s Office on 11 March 2026 and this dispute is resolved.
DIVIDENDS
Dividends may be approved by the board of directors of AngloGold Ashanti (the “board”) from time to time. The board’s approval is based on the Company’s financial performance and compliance with applicable laws and the Company’s articles of association, including in respect of capital maintenance requirements contemplated in the UK Companies Act.
AngloGold Ashanti’s dividend policy allows the board to declare an annual dividend based on a 50% payout of free cash flow, where free cash flow is defined as operating cash flow less capital expenditure of managed operations, subject to maintaining an
Adjusted net debt to Adjusted EBITDA ratio of 1.0 times. The calculations of Adjusted net debt and Adjusted EBITDA are based on the formulae included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula. The dividend policy includes a minimum base dividend of $0.50 per share per annum, payable in quarterly increments of
$0.125 per share.
Dividends are subject to applicable laws required to be complied with before a dividend may be declared by the board. The dividend policy and the quantum of any dividend are subject to the board’s discretion.
Dividends are declared in U.S. dollars and paid in U.S. dollars, South African rands and Ghanaian cedis. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities. For details on taxation and exchange controls applicable to holders of ordinary shares, see “Item 10D: Exchange controls”, “Item 10E: Taxation—United Kingdom Taxation—UK Tax
Consequences of Holding AngloGold Ashanti’s Ordinary Shares—Dividends” and “Item 10E: Taxation—United States Taxation
—U.S. Tax Consequences of Holding AngloGold Ashanti’s Ordinary Shares—Taxation of Dividends”.
8B.SIGNIFICANT CHANGES
Refer to “Item 18: Financial Statements—Note 35—Subsequent events”.
ITEM 9:  THE OFFER AND LISTING
9A.OFFER AND LISTING DETAILS
The principal trading markets for AngloGold Ashanti’s ordinary shares are the NYSE under the symbol “AU” and the JSE under the symbol “ANG”.
9B.PLAN OF DISTRIBUTION
Not applicable.

9C.MARKETS
NATURE OF TRADING MARKET
The principal trading markets for AngloGold Ashanti’s ordinary shares are the NYSE under the symbol “AU” and the JSE under the symbol “ANG”.
AngloGold Ashanti’s ordinary shares are also listed on the GSE, as ordinary shares under the symbol “AGA” and in the form of
Ghanaian Depositary Shares or GhDSs (each representing one one-hundredth of an ordinary share) under the symbol “AAD”, and on the A2X in South Africa under the symbol “ANG”.
9D.SELLING SHAREHOLDERS
Not applicable.
9E.DILUTION
Not applicable.
9F.EXPENSES OF THE ISSUE
Not applicable.
ITEM 10:ADDITIONAL INFORMATION
10A.SHARE CAPITAL
Not applicable.
10B.ARTICLES OF ASSOCIATION
General
Unless stated otherwise, the following is a description of the material terms of the AngloGold Ashanti articles of association. This description is a summary only and is not a complete description of such terms. The rights of holders of AngloGold Ashanti’s ordinary shares are governed by the AngloGold Ashanti articles of association, the UK Companies Act and the laws of England and Wales more generally.
AngloGold Ashanti plc (Registration No. 14654651; LEI No. 2138005YDSA7A82RNU96) was incorporated as a private limited company under the laws of England and Wales on 10 February 2023 and was re-registered as a public limited company and changed its name to AngloGold Ashanti plc on 22 June 2023 for the purposes of carrying out the corporate restructuring. On 25
September 2023, upon completion of the corporate restructuring, AngloGold Ashanti plc became the parent company of the
Group. The Company operates under the UK Companies Act, and is governed by the AngloGold Ashanti articles of association.
The AngloGold Ashanti articles of association are not required to include, and do not include, the details of the objects and purposes of the Company.
The following description of the material terms of the AngloGold Ashanti articles of association includes a summary of certain specific provisions of the AngloGold Ashanti articles of association. This summary does not contain all the information pertaining to the rights of holders of AngloGold Ashanti’s ordinary shares and is qualified in its entirety by reference to the laws of England and Wales and AngloGold Ashanti’s governing corporate documents. You are encouraged to read the AngloGold Ashanti articles of association, a copy of which is filed as Exhibit 19.1 and is incorporated herein by reference.
In respect of AngloGold Ashanti, references to a “shareholder” are references to the registered legal owner of AngloGold
Ashanti’s ordinary shares and references to a “beneficial owner” are references to the owner of a beneficial interest in AngloGold
Ashanti’s ordinary shares.
Each of AngloGold Ashanti’s ordinary shares is fully paid, and is not subject to any further calls or assessments by AngloGold
Ashanti. There are no conversion rights or redemption provisions relating to any of AngloGold Ashanti’s ordinary shares.
Under English law, a person who is neither a resident nor national of the United Kingdom may freely hold (both legally and beneficially), vote and transfer AngloGold Ashanti’s ordinary shares in the same manner and under the same terms as a UK resident or national.
Under English law, the AngloGold Ashanti articles of association may only be amended by means of a special resolution of the shareholders. The AngloGold Ashanti board is not authorised to change the AngloGold Ashanti articles of association.

Election of directors
Under English law, public companies such as AngloGold Ashanti must have at least two directors, and at least one director must be a natural person – the AngloGold Ashanti articles of association can however set out a higher minimum. English law does not prescribe a maximum number of directors, although the AngloGold Ashanti articles of association can impose a maximum. The
AngloGold Ashanti articles of association provide that AngloGold Ashanti must have a minimum of four directors and a maximum of 20 directors (disregarding alternate directors).
Pursuant to the AngloGold Ashanti articles of association, shareholders have the right to elect directors by ordinary resolution.
Subject to the written approval of a majority of AngloGold Ashanti directors, the AngloGold Ashanti board is also entitled to appoint directors, although such appointment must then be approved by shareholders by way of ordinary resolution at the next general meeting.
The AngloGold Ashanti articles of association impose requirements with respect to the content of a shareholder notice submitted by a shareholder nominating a director for election (in addition to the requirements imposed generally to requisition a resolution at a shareholders meeting). The notice must include, among other things, information regarding any voting commitments or compensation arrangements of such nominee, as well as material relationships of the person requisitioning the resolution and/or certain associated persons and the nominee and any other information that may be required to be disclosed in connection with the election of such director pursuant to Regulation 14A under the Exchange Act. The above must be provided within the timeframes specified for requisitioning shareholder proposals.
If a shareholder fails to comply with the notice requirements set out in the AngloGold Ashanti articles of association, AngloGold
Ashanti will not be obliged to put the resolution for appointment of the nominee to the general meeting (and such resolution may not be properly moved at the annual general meeting).
If Rule 14a-19 promulgated under the Exchange Act applies to AngloGold Ashanti:
•for any shareholder nominating a person for appointment as director to the AngloGold Ashanti board (and the beneficial owner, if any, on whose behalf the nomination is being made), such letter must include a representation that the shareholder giving notice and/or beneficial owner will, to the extent any proxies in support of director nominees other than AngloGold Ashanti’s nominees are solicited, (a) solicit proxies from holders of AngloGold Ashanti’s outstanding shares representing at least 67% of the voting power of shares entitled to vote on the election of directors, (b) include a statement to that effect in its proxy statement and/or the proxy form, (c) otherwise comply with Rule 14a-19 promulgated under the Exchange Act and (d) provide the secretary of AngloGold Ashanti not less than five days prior to the meeting or any adjournment, rescheduling or postponement thereof, with reasonable documentary evidence (as determined by the secretary of AngloGold Ashanti in good faith) that such shareholder and/or beneficial owner complied with such representations;
•if a shareholder providing notice and/or beneficial owner that intends to solicit proxies in support of director nominees other than AngloGold Ashanti’s nominees no longer intends to solicit proxies in accordance with its representation pursuant to the above requirements, such shareholder and/or beneficial owner will inform AngloGold Ashanti of this change by delivering a writing to the secretary of AngloGold Ashanti no later than two business days after the occurrence of such change; and
•if a shareholder and/or beneficial owner providing such notice is not in compliance with such representations and the
AngloGold Ashanti articles of association, no action will be taken on such nomination and such nominee will be deemed disqualified, notwithstanding that proxies in respect of such nominee may have been received by AngloGold Ashanti.
If at a general meeting of AngloGold Ashanti, the number of directors approved to be appointed will exceed the maximum number of directors set out in the AngloGold Ashanti articles of association, the first 20 directors approved to be appointed at the general meeting will be so appointed and no further directors will be appointed at such meeting.
As a public company, AngloGold Ashanti may not appoint more than one person as a director by a single resolution at a general meeting of its shareholders, unless a resolution approving the motion has first been unanimously agreed by the meeting – this is intended to ensure the meeting is free to reject individual candidates, so the meeting cannot be presented with only the option of electing a team to the AngloGold Ashanti board.
English law permits companies to provide for terms of different lengths for its directors. Any director’s employment agreement with a guaranteed term of more than two years must be subject to the prior approval of shareholders by way of ordinary resolution at a general meeting. Pursuant to the AngloGold Ashanti articles, at every annual general meeting, all the directors at the date of the notice convening the annual general meeting will retire from office and may offer themselves for reappointment by the shareholders.

Under English law:
•a person may not be appointed as a director unless they are at least 16 years of age at the time the appointment takes effect;
•at least one director of each company must be a natural person;
•except with the leave of the court, a person is prohibited from acting as a director of a company if:
◦the person is an undischarged bankrupt;
◦a moratorium period under a debt relief order applies in relation to the person;
◦a bankruptcy restrictions order or undertaking, or a debt relief restrictions order or undertaking, is in force in respect of the person; or
◦the person is subject to an order made under section 429(2)(b) (disabilities on revocation of administration order against an individual) of the UK Insolvency Act 1986; and
•a court may or, in some cases, must make an order disqualifying a person from acting as a director, including without limitation:
◦where they are convicted of an indictable offence (whether on indictment or summarily) in connection with the promotion, formation, management, liquidation or striking off of a company, with the receivership of a company’s property or with their being an administrative receiver of a company;
◦where it appears they have been persistently in default in relation to requirements for any return, account or other document to be filed with, delivered or sent, or notice of any matter to be given, to the UK Registrar of
Companies; and
◦where they have been convicted of a relevant foreign offence, including offences committed in connection with the promotion, formation or management of a company overseas which corresponds to an indictable offence under the law of England and Wales or Scotland.
The AngloGold Ashanti articles of association impose requirements with respect to certain directors nominated for appointment or reappointment (as applicable) at each annual general meeting. Pursuant to the AngloGold Ashanti articles of association, the directors shall:
•at each annual general meeting during the period from 25 September 2023 until the date which is five years following such date, nominate for appointment or reappointment (as applicable) a minimum of two representatives from South
Africa; and
•at each annual general meeting following expiry of the period referred to above, nominate for appointment or reappointment (as applicable) a minimum of one representative from South Africa.
Removal of directors
Under English law, irrespective of any provisions in the AngloGold Ashanti articles of association to the contrary, the shareholders may remove any of the AngloGold Ashanti directors without cause by ordinary resolution at a meeting, provided notice of the proposal is given to AngloGold Ashanti by the shareholder making such proposal at least 28 days prior to the general meeting at which such proposal is to be put to shareholders. An AngloGold Ashanti director subject to the procedure has the right to (i) make certain written representations as to why he should not be removed (which AngloGold Ashanti must then circulate to its shareholders) and (ii) be heard orally at the general meeting. Additionally, under the AngloGold Ashanti articles of association, the shareholders may remove any of the AngloGold Ashanti directors without cause by special resolution at a meeting, in which case the aforementioned procedural requirements shall not apply.
Further, under the AngloGold Ashanti articles of association, any AngloGold Ashanti director automatically stops being a director if:
•the AngloGold Ashanti director gives AngloGold Ashanti written notice of resignation and the resignation becomes effective;
•the AngloGold Ashanti director gives AngloGold Ashanti a written notice in which the AngloGold Ashanti director offers to resign, the AngloGold Ashanti board decides to accept this offer and the resignation becomes effective;

•all of the other AngloGold Ashanti directors (who must comprise at least three people) pass a resolution or sign a written notice removing the AngloGold Ashanti director as a director;
•the AngloGold Ashanti director is or has been suffering from mental or physical ill health and the AngloGold Ashanti directors pass a resolution removing the AngloGold Ashanti director from office;
•the AngloGold Ashanti director has missed AngloGold Ashanti directors’ meetings (whether or not an alternate director appointed by the absent AngloGold Ashanti director attends those meetings) for a continuous period of six months without permission from the AngloGold Ashanti directors and the AngloGold Ashanti directors pass a resolution removing the AngloGold Ashanti director from office;
•a bankruptcy order is made against the AngloGold Ashanti director or the AngloGold Ashanti director makes any arrangement or composition with their creditors generally;
•the AngloGold Ashanti director is prohibited from being an AngloGold Ashanti director under any statute (and any orders, regulations or other subordinate legislation made under it) applying to AngloGold Ashanti; or
•the AngloGold Ashanti director ceases to be an AngloGold Ashanti director under any statute (and any orders, regulations or other subordinate legislation made under it) applying to AngloGold Ashanti, or is removed from office under the AngloGold Ashanti articles of association.
If an AngloGold Ashanti director stops being an AngloGold Ashanti director for any reason, that person will also automatically cease to be a member of any committee or sub-committee of the AngloGold Ashanti board.
Board remuneration
AngloGold Ashanti is required to put in place a directors’ remuneration policy containing details of the components of the remuneration payments that may be made to AngloGold Ashanti’s directors (executive and non-executive). AngloGold Ashanti must submit its directors’ remuneration policy to a binding shareholder vote every three years. Subject to the terms of the remuneration policy, the directors or any committee authorised by the directors may decide how much to pay each director by way of fees.
AngloGold Ashanti can pay the reasonable travel, hotel and incidental expenses of each director incurred in attending and returning from general meetings, meetings of the directors or committees of the directors, or any other meetings which the director is entitled to attend as a director. AngloGold Ashanti will pay all other expenses properly and reasonably incurred by each director in connection with AngloGold Ashanti’s business or in the performance of their duties as directors.
Share Capital
Pursuant to the AngloGold Ashanti articles of association, the AngloGold Ashanti board is authorised to allot shares in AngloGold
Ashanti, and to grant rights to subscribe for or convert any security into shares in AngloGold Ashanti, up to a nominal amount of
$253,659,735 (representing approximately 60% of the aggregate nominal amount of AngloGold Ashanti’s issued share capital immediately following implementation of the corporate restructuring), such authority to apply until the date that is five years after the date of adoption of the AngloGold Ashanti articles of association. Notwithstanding the preceding sentence, the AngloGold
Ashanti articles of association provide that AngloGold Ashanti will comply with Rule 312.03(c) under the NYSE’s Listed Company
Manual (the “20% rule”). Pursuant to the 20% rule, any allotment of shares, or of securities convertible into or exercisable for shares, that results in the issuance of 20% or more of either the number of shares outstanding or the voting power outstanding before the issuance, will require shareholder approval via ordinary resolution of shareholders, other than any such issuance that is (1) a public offering for cash or (2) another financing for cash at a price which is at least equal to the “Minimum Price” (as defined below), other than, in the case of item (2), issuances in connection with an acquisition, when the shares issued, combined with any other issuance in connection with the acquisition, equal or exceed 20% of either the number of shares outstanding or the voting power outstanding before the issuance. “Minimum Price” is defined in accordance with Rule 312.04 under the NYSE’s Listed Company Manual as the lower of: (i) the official closing price on the NYSE immediately preceding the signing of the binding agreement with respect to the applicable issuance; or (ii) the average official closing price on the NYSE for the five trading days immediately preceding the signing of the binding agreement with respect to the applicable issuance.
Authority to allot additional shares, or to allot shares after the expiry of this authority, may be granted to the AngloGold Ashanti board by way of an ordinary resolution of the shareholders.
AngloGold Ashanti submitted a pre-transaction clearance application to HMRC in order to confirm the SDRT treatment of the issuances of AngloGold Ashanti’s ordinary shares by AngloGold Ashanti as part of the corporate restructuring. In the event of a future issuance of shares, AngloGold Ashanti may need to obtain a further clearance from HMRC at the relevant time.

Pre-emptive rights
English law generally provides shareholders with pre-emptive rights when new shares are issued for cash. However, it is possible for a company’s articles of association or shareholders in a general meeting to exclude pre-emptive rights. Such an exclusion of pre-emptive rights may be for a maximum period of five years from: (i) the date of adoption of the relevant articles of association, if the exclusion is contained in the articles of association; or (ii) the date of the shareholder resolution, if the exclusion is granted by shareholder resolution. In either case, this exclusion needs to be renewed by the company’s shareholders on expiration (i.e., at least every five years), but may be sought more frequently for additional five-year periods (or any shorter period).
Pursuant to the AngloGold Ashanti articles of association, the AngloGold Ashanti board is authorised to exclude pre-emptive rights for a period of five years after the date of adoption of the AngloGold Ashanti articles of association in respect of the allotment of equity securities or the sale of AngloGold Ashanti’s ordinary shares held as treasury shares for cash up to a maximum nominal amount of $253,659,735. This authorisation under the AngloGold Ashanti articles of association will be in addition to any power granted to the AngloGold Ashanti board by the shareholders by means of a special resolution.
Voting Rights and Restrictions on Voting
All AngloGold Ashanti’s ordinary shares have equal voting rights and all registered holders of AngloGold Ashanti’s ordinary shares are entitled to attend and vote at all general meetings of AngloGold Ashanti. AngloGold Ashanti may issue, subject to the restrictions discussed above under the caption “—Share Capital”, shares with preferential voting rights. This section assumes that all shares have equal voting rights and that no preferential shares are issued.
Under English law, resolutions to be voted on by shareholders at a general meeting can be either (i) an ordinary resolution, which means that the resolution must be passed by a simple majority of the votes cast by those entitled to vote (if the vote is by show of hands) or a simple majority of the total voting rights of shareholders who (being entitled to do so) vote in person, by proxy or in advance on the resolution (if the vote is by poll), or (ii) a special resolution, which means that the resolution must be passed by a majority of not less than 75% of the votes cast by those entitled to vote (if the vote is by show of hands) or shareholders representing not less than 75% of the total voting rights of the shareholders who (being entitled to do so) vote in person, by proxy or in advance on the resolution (if the vote is by poll). For a resolution to be regarded as a special resolution, the notice of the general meeting must specify the intention to propose the resolution as a special resolution.
For the purposes of determining which persons are entitled to attend or vote at a general meeting, AngloGold Ashanti may specify in the notice convening the general meeting a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting.
Pursuant to the AngloGold Ashanti articles of association, any resolution put to the vote at a general meeting held partly by means of an electronic facility will, unless the chair of the meeting directs that it will be decided on a show of hands, be decided by way of a vote on a poll. Any such poll will be treated as having been validly demanded at the time fixed for the holding of the meeting. If a general meeting is not held by means of an electronic facility, a resolution put to the vote at any general meeting will be decided on a show of hands, unless a poll is demanded (in one of the manners set out below) when, or before, the chair of the meeting declares the result of the show of hands.
A poll may be demanded by:
•the chair of the meeting;
•at least five persons at the meeting who are entitled to vote;
•one or more shareholders at the meeting who are entitled to vote (or their proxies) and who hold between them at least
10% of the total votes of all shareholders who have the right to vote at the meeting, provided that where a shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorised to exercise voting rights; or
•one or more shareholders at the meeting who are entitled to vote (or their proxies) and whose shares are fully paid up and represent at least 10% of the total sum paid up on all shares which give the right to vote at the meeting, provided that where a shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorised to exercise voting rights.
The chair of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.
Notwithstanding the foregoing, for so long as any of AngloGold Ashanti’s ordinary shares are held in a settlement system operated by DTC, any resolution put to the vote of a general meeting (held in whatever form) must be decided on a poll.
On a vote by way of a show of hands, each shareholder who is present at the general meeting in person and each duly appointed proxy has one vote, except that if the proxy has been duly appointed by more than one shareholder entitled to vote and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) the proxy will then have one vote for and one vote against the resolution.
On a vote on a resolution by way of a poll, each shareholder present in person or by proxy has one vote for every AngloGold
Ashanti share of which it is the holder.
If more than one joint shareholder votes (including voting by proxy), the only vote that will count is the vote of the person whose name is listed before the other voters on the register for the share.
If a shareholder appoints more than one proxy and gives those proxies the apparent right to exercise votes on behalf of that shareholder in a general meeting over more shares than are held by the shareholder, then each of the proxy forms will be invalid.
Notwithstanding the foregoing, if more than one valid proxy form is received in respect of the same share (or shares) for use at the same meeting or poll, the one which is dated with the latest date will be treated as the valid form.
In the event Rule 14a-19 promulgated under the Exchange Act applies to AngloGold Ashanti and AngloGold Ashanti receives proxies for disqualified or withdrawn nominees for the AngloGold Ashanti board, such votes for such disqualified or withdrawn nominees in the proxies will be disregarded and not taken into account at any shareholders’ meeting.
Any vote or demand for a poll made under the authority of a valid proxy will be valid unless written notice has been received by
AngloGold Ashanti that (i) the person who appointed the proxy has died or is of unsound mind; (ii) the proxy form has been revoked; or (iii) the authority of the person who signed the proxy form for the shareholder has been revoked. Such written notice must be received before the deadline for when the proxy form should have been received to be valid for use.
Shareholders do not have a right to cumulative voting.
Dividends and Other Distributions
Declaring and paying dividends – Under English law, before a company can lawfully make a distribution or dividend, it must first ensure it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for distribution are its accumulated realised profits (which have not been previously utilised by distribution or capitalisation) less its accumulated realised losses (which have not been previously written off in a reduction or reorganisation of capital duly made).
This requirement applies to AngloGold Ashanti and to each of AngloGold Ashanti’s subsidiaries which has been (or will be)
incorporated under English law. Dividends received by AngloGold Ashanti from its subsidiaries would contribute to its accumulated realised profits.
Further, AngloGold Ashanti is also subject to certain capital maintenance requirements to ensure the net worth of AngloGold
Ashanti is at least equal to the amount of AngloGold Ashanti’s capital. As a public limited company, AngloGold Ashanti can only make a distribution: (i) if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and distributable reserves; and (ii) if and to the extent that the distribution itself, at the time that it is made, does not reduce the amount of AngloGold Ashanti’s net assets to less than that total.
Subject to the foregoing, shareholders can declare dividends in accordance with their rights by passing an ordinary resolution.
No such dividend can exceed the amount recommended by the AngloGold Ashanti board. The AngloGold Ashanti board may pay the fixed or other dividends on AngloGold Ashanti’s ordinary shares on the dates prescribed for the payment of those dividends.
The AngloGold Ashanti board may also, if the AngloGold Ashanti board considers that the financial position of AngloGold Ashanti justifies such payment, pay interim dividends on AngloGold Ashanti’s ordinary shares on any dates and for any periods which they decide. If the AngloGold Ashanti board acts in good faith, it will not be liable for any loss that any shareholders may suffer because a lawful dividend has been paid on other shares which rank equally with or behind their shares, including the AngloGold
Ashanti ordinary shares.
Amount – All dividends on AngloGold Ashanti’s ordinary shares will be declared and paid in proportions based on the amounts paid up on such shares during any period for which the dividend is paid. AngloGold Ashanti may issue shares that rank prior to
AngloGold Ashanti’s ordinary shares in respect of payment of dividends.
Interest – Unless the rights attaching to the relevant shares or the terms of issue of the relevant shares state otherwise, no dividend or other sum payable by AngloGold Ashanti on or in respect of its shares carries a right to interest from AngloGold
Ashanti. Dividends and other sums payable on or in respect of AngloGold Ashanti’s ordinary shares will not bear interest.
Currency – Unless the rights attaching to or terms of issue of the relevant shares say otherwise, a dividend or any other money payable in respect of a share may be paid in whatever currency the AngloGold Ashanti board decides. Dividends and other money payable in respect of AngloGold Ashanti’s ordinary shares may be paid in any currency selected by the AngloGold
Ashanti board, although AngloGold Ashanti is expected to pay dividends and other distributions, if any, in U.S. dollars and South

African rand. The AngloGold Ashanti board may decide the rate of exchange for any currency conversions which may be required, as well as how any costs involved (in relation to the currency of any dividend) are to be met.
Amounts due on shares can be deducted from dividends – If a shareholder owes AngloGold Ashanti any money for calls on shares or money in any other way relating to its shares, the AngloGold Ashanti board can deduct any of this money from any dividend or other money payable to the shareholder on or in respect of any share held by the shareholder. Money deducted in this way can be used to pay amounts owed to AngloGold Ashanti.
Dividend not in cash – If recommended by the AngloGold Ashanti board, shareholders may, by ordinary resolution, direct and the directors can decide (without any shareholder approval requirement) that the payment of all or any part of the dividend be satisfied by the distribution of specific assets. The AngloGold Ashanti board can also decide that the payment of all or any part of an interim dividend be satisfied by the distribution of specific assets. Where any difficulty arises in regard to the distribution, the
AngloGold Ashanti board may settle the same as it thinks fit.
Unclaimed dividends – Where any dividends or other amounts payable on an AngloGold Ashanti ordinary share have not been claimed, the AngloGold Ashanti board can invest them or use them in any other way for AngloGold Ashanti’s benefit until they are claimed. AngloGold Ashanti will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for six years after being declared or becoming due for payment, it will be forfeited and go back to
AngloGold Ashanti unless the AngloGold Ashanti board decides otherwise.
Manner of payment – The AngloGold Ashanti board may elect to pay dividends solely by means of electronic transfer to an account nominated in writing by the shareholder, or such other method as the AngloGold Ashanti board deems appropriate and which method may be different for different shareholders or groups of shareholders. Amounts due to shareholders who provide no, or invalid, account details will be treated as unclaimed.
AngloGold Ashanti may cease sending dividend payments in respect of any shares if these payments have been returned undelivered to, or left uncashed by, the shareholder on at least two consecutive occasions or, if following one such occasion, reasonable inquiries have failed to establish a shareholder’s new address. AngloGold Ashanti must recommence sending payments for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.
Once a dividend has been paid to a shareholder, AngloGold Ashanti’s obligation in respect of such dividend will be discharged and no person may bring a claim against AngloGold Ashanti in respect of such dividend.
Scrip Dividends – The AngloGold Ashanti board can offer holders of AngloGold Ashanti’s ordinary shares (excluding any shareholder holding shares as treasury shares) the right to choose to receive extra AngloGold Ashanti ordinary shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before they can do this, shareholders must have passed an ordinary resolution authorising the AngloGold Ashanti board to make this offer (in the case of both final and interim dividends).
The ordinary resolution can apply to some or all of a particular dividend or dividends, or it can apply to some or all of the dividends which may be declared or paid in a specified period. The specified period must not end later than the third anniversary of the date on which the ordinary resolution is passed.
Record Date – The AngloGold Ashanti board may select a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before the date on which the dividend, distribution, allotment or issue is made or paid, including before any relevant resolution was passed.
Transferability
Any person whose AngloGold Ashanti ordinary shares are held through DTC may transfer the beneficial interest in some or all of their AngloGold Ashanti ordinary shares to another person through DTC although the legal title to such shares will remain with
Cede & Co., as nominee for DTC.
Any shareholder holding shares in certificated form may transfer some or all of its certificated shares to another person by way of a written instrument of transfer in the usual standard form or in any other form approved by the AngloGold Ashanti board. Any written instrument of transfer for certificated shares must be signed or made effective in some other way by, or on behalf of, the transferor and (in the case of a partly paid-up share) the transferee. The person transferring AngloGold Ashanti’s ordinary shares will continue to be treated as a shareholder until the shareholder register is updated to include the name of the person to whom the share is being transferred as the holder of that share.
As a matter of general principle, the AngloGold Ashanti board may decline to register any transfer of the legal title to any share:
•which is not a fully paid share;
•where the transfer is not lodged at the registered office or such other place as the AngloGold Ashanti board has appointed;

•where the share transfer form is not properly stamped to show payment of any applicable stamp duty or certified or otherwise shown to the satisfaction of the AngloGold Ashanti board to be exempt from stamp duty;
•where the transfer is not accompanied by the share certificate to which it relates (unless the transfer is being made by a person to whom AngloGold Ashanti was not required to, and did not send, a certificate), or such other evidence as the
AngloGold Ashanti board may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;
•where the share transfer form is used to transfer more than one class of share;
•where the number of joint holders to whom the share is to be transferred exceeds four;
•in other circumstances set out in the uncertificated securities rules; and
•in the case of shares held by an Identified Person or a Breaching Person (see “—Disclosure of interest in shares” and
“—Takeover Code” below).
If the AngloGold Ashanti board declines to register a transfer, it must give the transferee notice of the refusal to register the transfer together with its reasons for the refusal.
No Fee For Registration
No fee is payable to AngloGold Ashanti for transferring shares or registering changes relating to the ownership of shares.
Redemption and Cancellation; Conversion and Redesignation
Under English law, AngloGold Ashanti may redesignate or rename a class or description of its shares by way of ordinary resolution of the shareholders. AngloGold Ashanti may, by way of ordinary resolution of the shareholders, also redenominate its share capital into a different currency by converting shares with a fixed nominal value in one currency into a fixed nominal value in another currency. Following a redenomination of share capital, AngloGold Ashanti may also cancel part of its share capital by special resolution so as to round its post-redenomination share values to a more suitable value.
Subject to any rights attaching to existing shares, AngloGold Ashanti can issue shares which can be redeemed. This can include shares which can be redeemed if the holders want to do so, as well as shares which AngloGold Ashanti can insist on redeeming.
The AngloGold Ashanti board can decide on the terms and conditions and the manner of redemption of any redeemable share.
These terms and conditions will apply to the relevant shares as if they were set out in the AngloGold Ashanti articles of association.
Under English law, convertible securities are typically issued with limited rights upon issue and may, in accordance with their terms, be converted into securities “of a different description” (most often ordinary shares in the company). The conversion of the securities may be automatic upon occurrence of a particular event, or may be an exercisable right of the holder or issuer.
Pursuant to the AngloGold Ashanti articles of association, the AngloGold Ashanti board is generally and unconditionally authorised to convert any security into shares in AngloGold Ashanti. AngloGold Ashanti may also convert any security into shares pursuant to an ordinary resolution.
Variation of rights
The rights attaching to any class of shares can be changed in a way provided by those rights or if no such provision is made, if the change is approved either in writing by shareholders representing at least three quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares. To every such separate class meeting the provisions of the AngloGold Ashanti articles of association relating to general meetings will apply, except that (i) the quorum for any such meeting is one or more shareholders present in person or by proxy, and who together hold at least one third in amount of the issued shares of the class in question (excluding treasury shares) provided that where a shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorised to exercise voting rights; (ii) any shareholder who is present in person or by proxy and entitled to vote can demand a poll; and (iii) at an adjourned meeting, the quorum will be one person entitled to vote holding shares of the class in question (excluding treasury shares) or its proxy.
English law also confers a right of objection on shareholders who did not vote in favour of the variation – if shareholders representing 15% or more of the issued shares of the relevant class apply to court to cancel the variation, the variation will have no effect unless and until it is confirmed by the court. In such circumstances, the court may disallow the variation if it is satisfied, having regard to all the circumstances, that the variation would unfairly prejudice the shareholders of the class being represented by the applicant.

If new shares are created or issued which rank equally with, or subsequent to, any other existing shares, or if AngloGold Ashanti purchases or redeems any of its own shares or makes any other return of capital on any other class of shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.
Alteration to share capital
AngloGold Ashanti may, by way of ordinary resolution of its shareholders, consolidate all or any of its share capital into shares of larger amount per share than its existing shares, or sub-divide its shares or any of them into shares of smaller amount. Any resolution authorising AngloGold Ashanti to subdivide any of its shares can provide that, as between the shareholders of the divided shares, different rights (including deferred rights) and restrictions of a kind which AngloGold Ashanti can apply to new shares can apply to different divided shares.
The UK Companies Act contains the procedural requirements for a reduction of capital. A reduction of capital must be approved by shareholders by special resolution, and must be approved by a court. The decision to approve the reduction is at the court’s discretion, and it will consider whether (i) the reduction is for a discernible purpose, (ii) all shareholders are treated equally, (iii)
the reduction has been properly explained to shareholders and (iv) AngloGold Ashanti’s creditors are safeguarded. Subject to these requirements and to the requirements of the UK legislation, AngloGold Ashanti may reduce its share capital, its capital redemption reserve and any share premium amount in any way.
Following completion of the corporate restructuring, AngloGold Ashanti undertook a capital reduction to create distributable reserves.
Borrowing powers
Pursuant to the AngloGold Ashanti articles of association, the directors of AngloGold Ashanti can exercise all of the powers of
AngloGold Ashanti to: (i) borrow money; (ii) guarantee; (iii) indemnify; (iv) mortgage or charge all or any of the Company’s undertaking, property and assets (present and future) and uncalled capital; (v) issue debentures and other securities; and (vi)
give security, either outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.
Untraced shareholders
AngloGold Ashanti is entitled to sell at the best price reasonably obtainable any share held by a shareholder, or any share to which a person is entitled by transmission of the title of such share if:
•for a period of 12 years, the shares have been in issue and at least three cash dividends have become payable
(whether interim or final) but no such dividend has been cashed or otherwise satisfied by the transfer of funds to a bank account or through a relevant system by the shareholder or person concerned;
•AngloGold Ashanti has, after the expiration of that period, sent a notice to the last known address AngloGold Ashanti has for the relevant shareholder stating that it intends to sell the shares; and
•AngloGold Ashanti has not, during such period and the further period of three months after sending the notice and prior to the sale of the AngloGold Ashanti share, received any communication from the shareholder or person concerned.
The net proceeds of sale (after payment of the costs of sale) will be forfeited by the relevant holder of, or person entitled by transmission to, the shares and will belong to AngloGold Ashanti and AngloGold Ashanti will not be liable in any respect, nor be required to account, for such proceeds to the former holder of the shares.
General meetings and notices
Under English law, AngloGold Ashanti is required to hold an annual general meeting of its shareholders within six months of the end of its fiscal year. Shareholders may also request that AngloGold Ashanti convene a general meeting. If AngloGold Ashanti receives a request to hold a general meeting from a shareholder or shareholders representing at least 5% of the voting rights of
AngloGold Ashanti (excluding any voting rights attached to treasury shares) then the AngloGold Ashanti board must call, and give notice of, a general meeting within 21 days of receiving the request. The general meeting must then be held within 28 days of the notice being given.
An annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the deemed date of receipt of the notice and the date of the meeting itself). All other general meetings may be called by not less than 14 clear days’ notice if: (a)
AngloGold Ashanti offers an electronic voting facility; and (b) a special resolution reducing the notice period to not less than 14 days clear days has been passed by shareholders at the most recent annual general meeting or a general meeting held since the most recent annual general meeting. Notice of a meeting must be given to every shareholder and director of AngloGold
Ashanti and AngloGold Ashanti’s auditors.

Under English law, shareholders holding 5% of the shares or at least 100 shareholders who hold an average (per shareholder) of paid up capital of at least £100 have the right to include resolutions in the notice for an AngloGold Ashanti annual general meeting provided the resolution may be properly moved at the annual general meeting. A resolution may be properly moved at a general meeting unless (i) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the
AngloGold Ashanti articles of association or otherwise), (ii) it is defamatory of any person or (iii) it is frivolous or vexatious.
The AngloGold Ashanti articles of association impose requirements with respect to the content of any shareholder notice to either
(i) request a general meeting for the purposes of proposing a resolution or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) the reasons for proposing such resolution or requesting such general meeting and matters relating to the identity of the relevant person requisitioning the resolution and certain associated persons
(including those acting in concert), and their respective interests in AngloGold Ashanti, any arrangements between the requisitioning person and its associated persons or with any other person in connection with the proposed resolution and other information that may be required to be disclosed in (i) a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act (whether or not Regulation 14A under the Exchange Act applies to AngloGold Ashanti) or (ii) a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a)
if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder.
Additionally, the AngloGold Ashanti articles of association impose requirements as to when such notices must be delivered. The provisions require the person requisitioning a resolution to be put to an annual general meeting (other than a resolution to remove a director in accordance with the requirements of English law) to deliver any such request in writing to the registered office of AngloGold Ashanti, marked for the attention of “The Company Secretary”, not less than 90 nor more than 120 days before the day prior to the date of the first anniversary of the preceding year’s annual general meeting, provided, however, that in the event that the date of an annual general meeting is more than thirty calendar days before or more than sixty calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the relevant shareholder must be so delivered in writing not earlier than the close of business on the 120th calendar day prior to the scheduled date for such annual general meeting and not later than the close of business on the later of (i) the 90th calendar day prior to the scheduled date for such annual general meeting and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by AngloGold Ashanti. In no event will any adjournment or postponement of an annual general meeting or the announcement thereof commence a new time period for the delivery of a notice or request.
The AngloGold Ashanti articles of association impose further requirements with respect to the content of a shareholder notice submitted by a shareholder nominating a director for election. The notice must include, among other things, information regarding any voting commitments or compensation arrangements of such nominee, as well as material relationships of the person requisitioning the resolution and/or certain associated persons and the nominee and any other information that may be required to be disclosed in connection with solicitations of proxies for the election of such director, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (whether or not Regulation 14A under the Exchange Act applies to AngloGold Ashanti). The above must be provided within the timeframes specified for requisitioning shareholder proposals.
If the person requisitioning a resolution fails to comply with the notice requirements set out in the AngloGold Ashanti articles of association (which shall be determined by AngloGold Ashanti), AngloGold Ashanti will not be obliged to put the resolution to the annual general meeting (and such resolution may not be properly moved at the annual general meeting) or to call the general meeting.
An Identified Person or a Breaching Person (see “—Disclosure of interest in shares” and “—Takeover Code” below) will not be entitled to requisition that a resolution be put to an annual general meeting or to requisition that AngloGold Ashanti calls a general meeting.
If Rule 14a-19 promulgated under the Exchange Act applies to AngloGold Ashanti:
•for any shareholder nominating a person for appointment as director to the AngloGold Ashanti board (and the beneficial owner, if any, on whose behalf the nomination is being made), such letter must include a representation that the shareholder giving notice and/or beneficial owner will, to the extent any proxies in support of director nominees other than AngloGold Ashanti’s nominees are solicited, (a) solicit proxies from holders of AngloGold Ashanti’s outstanding shares representing at least 67% of the voting power of shares entitled to vote on the election of directors, (b) include a statement to that effect in its proxy statement and/or the proxy form, (c) otherwise comply with Rule 14a-19 promulgated under the Exchange Act and (d) provide the secretary of AngloGold Ashanti not less than five days prior to the meeting or any adjournment, rescheduling or postponement thereof, with reasonable documentary evidence (as determined by the secretary of AngloGold Ashanti in good faith) that such shareholder and/or beneficial owner complied with such representations;
•if a shareholder providing notice and/or beneficial owner that intends to solicit proxies in support of director nominees other than AngloGold Ashanti’s nominees no longer intends to solicit proxies in accordance with its representation pursuant to the above requirements, such shareholder and/or beneficial owner will inform AngloGold Ashanti of this change by delivering a writing to the secretary of AngloGold Ashanti no later than two business days after the occurrence of such change; and

•if a shareholder and/or beneficial owner providing such notice is not in compliance with such representations and the
AngloGold Ashanti articles of association, no action will be taken on such nomination and such nominee will be deemed disqualified, notwithstanding that proxies in respect of such nominee may have been received by AngloGold Ashanti.
Pursuant to the AngloGold Ashanti articles of association, if at a general meeting of AngloGold Ashanti, the number of directors approved to be appointed will exceed the maximum number of directors set out in the AngloGold Ashanti articles of association, the first 20 directors approved to be appointed at the general meeting will be so appointed and no further directors will be appointed at such meeting.
A notice of meeting will specify: (i) the time, date and place of the meeting (including any satellite meeting place, identified as such in the notice); (ii) the general nature of the business to be dealt with; (iii) whether the meeting is an annual general meeting;
and (iv) if any special resolutions have been proposed by the AngloGold Ashanti board.
The quorum for a general meeting is at least one or more shareholders present in person or by proxy who together hold at least
25% of the issued shares (excluding any shares held as treasury shares), provided that where a shareholder is present at the meeting by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorised to exercise voting rights. The shareholders making up the quorum can be shareholders who are personally present or proxies for shareholders or a combination of both.
If the AngloGold Ashanti board considers that it is impracticable or undesirable to hold a general meeting, whether generally or on the date or at the time or place, or otherwise considers it appropriate to change other arrangements in relation to a general meeting, it can move or postpone the meeting or change, cancel or introduce any electronic facility or make other changes in respect of the meeting (or do any of these things). If a meeting is rearranged in this way, proxy forms are valid if they are received as required by the AngloGold Ashanti articles of association not less than 48 hours before the time of the rearranged meeting.
Annual accounts
Under English law, AngloGold Ashanti must deliver to the UK Registrar of Companies a copy of:
•AngloGold Ashanti’s annual accounts;
•the directors’ remuneration report;
•the directors’ report;
•a strategic report; and
•the auditor’s report on those accounts, the auditable part of the directors’ remuneration report, the directors’ report and the strategic report.
The annual reports and accounts must be presented to shareholders at a general meeting. Copies of the annual accounts and reports must, unless a shareholder agrees to receive more limited information in accordance with the UK Companies Act, be sent to shareholders, debenture holders and everyone entitled to receive notice of general meetings at least 21 days before the date of the meeting at which copies of the documents are to be presented. English law allows AngloGold Ashanti to distribute such documents in electronic form or by means of a website, provided that the AngloGold Ashanti articles of association contain provisions to that effect and individual consent has been obtained from each shareholder to receive such documents in electronic form or by means of a website. The AngloGold Ashanti articles of association provide that such documents may be distributed in electronic form or by means of a website.
AngloGold Ashanti must appoint an independent auditor to report on the annual accounts of AngloGold Ashanti. The auditor is usually appointed by ordinary resolution at the general meeting of AngloGold Ashanti at which AngloGold Ashanti’s annual accounts are laid. The AngloGold Ashanti board can also appoint auditors at any time to fill a casual vacancy.
The remuneration of an auditor is fixed by the shareholders by ordinary resolution or in a manner that the shareholders by ordinary resolution determine.
Squeeze-out
Under English law, where a takeover offer has been made for AngloGold Ashanti and the offeror has acquired or unconditionally contracted to acquire 90% or more in value of the shares to which the offer relates and 90% or more of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire, stating that it wishes to acquire, and is entitled to compulsorily acquire, the outstanding shares on the same terms as the general takeover offer.
A dissenting shareholder may then object to the transfer on the basis that the compulsory acquisition would constitute unfair prejudice (typically on the grounds that the offeror is not entitled to acquire shares or that the terms of acquisition should be different to those offered) by application to court within six weeks of the date on which notice of mandatory transfer was given.
Absent any fraud or oppression, the court is unlikely to order that the mandatory acquisition will not take effect, although it may specify terms of the transfer that it finds to be appropriate.
Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to court to prevent such squeeze-out any time prior to the end of those six weeks. Following this period, the offeror can execute a transfer of the outstanding shares in its favour and pay the consideration to AngloGold Ashanti to hold in trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.
Sell-out
English law also gives outstanding minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of a target’s shares. A holder of shares to which the offer relates, and who has not otherwise accepted the offeror’s offer, may require the offeror to acquire its shares if, prior to the expiry of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire (i)  90% or more in value of the target’s shares, and (ii)  90%
or more of the voting rights carried by those shares. The offeror must notify the outstanding minority shareholders of their sell-out right within one month of the above thresholds being met, and the outstanding minority shareholders then have three months from the end of the offer period (or, if later, from the date of the notice from the offeror) to exercise their sell-out rights. Should a shareholder exercise its right to be bought out, the offeror is required to acquire such shareholder’s shares on the terms of the general takeover offer or on such other terms as may be agreed.
Disclosure of interest in shares
Under English law, AngloGold Ashanti is empowered to give notice in writing to any person whom it knows or has reasonable cause to believe to have an interest in its shares, or to have had an interest at any time during the three years immediately preceding the date on which the notice is issued, requiring such person, within a reasonable period and in any event within 14 days, to disclose to AngloGold Ashanti particulars of the person’s interest and (so far as is within its knowledge) particulars of any other interest that subsists or subsisted in those shares.
Pursuant to the AngloGold Ashanti articles of association, AngloGold Ashanti will have powers to impose restrictions on any person who defaults in supplying AngloGold Ashanti with the required particulars within the prescribed period (an “Identified
Person”), including (i) restricting the Identified Person’s ability to attend, either personally or by proxy, a shareholders’ meeting,
(ii) disregarding any votes cast or purported to be cast by or on behalf of such Identified Person (or any person acting in concert with them), (iii) restricting the ability of such Identified Person to requisition a resolution at an annual general meeting and/or to call a general meeting, (iv) withholding any dividends on any shares held by such Identified Person, and (v) refusing to register any transfer of shares held by such Identified Person or any person acting in concert with them (unless the AngloGold Ashanti directors are satisfied that the transfer is to an independent third party).
Moreover, pursuant to the AngloGold Ashanti articles of association, where the Identified Person is not a shareholder, AngloGold
Ashanti has the power to require the shareholder holding the shares in which the Identified Person is interested to transfer, at
AngloGold Ashanti’s discretion, such shares to the Identified Person or to such other nominee as AngloGold Ashanti may determine in its sole discretion for nil consideration and on such other terms and conditions as AngloGold Ashanti may determine and AngloGold Ashanti is appointed as the shareholder’s attorney for this purpose. This provision does not apply to any of
AngloGold Ashanti’s ordinary shares that are held through DTC.
If AngloGold Ashanti decides to exercise any of the enforcement powers described above, it will send out a notice to the
Identified Person notifying them of such and the exercise of such powers will not be effective until such notice has been delivered.
Disclosure of significant share ownership
Pursuant to the AngloGold Ashanti articles of association and subject to certain exemptions, a person must notify AngloGold
Ashanti in the event that the percentage of the voting rights in AngloGold Ashanti held by such person reaches, exceeds or falls below (i) 3%, 4%, 5% and (ii) each 1% threshold thereafter up to 100%, whether as a result of an acquisition or disposal of shares or as a result of a change in voting rights attaching to the shares. The notification must be made within two days of the day on which the notification requirement arises.
Purchase of own shares
AngloGold Ashanti may purchase its own shares out of distributable profits or the proceeds of a fresh issue of shares made by it for the purposes of financing such purchase. However, AngloGold Ashanti may not purchase its own shares if, as a result of the purchase, there would no longer be any shares of AngloGold Ashanti left in issue other than redeemable shares and/or shares held as treasury shares. Shares must be fully paid in order to be repurchased.
AngloGold Ashanti will require shareholder authority in order to purchase its own shares, which will be periodically sought at each annual general meeting. Such shareholder authority must specify the maximum number of AngloGold Ashanti shares that may be repurchased pursuant to it and the minimum and maximum price that may be paid for such shares. In addition,
AngloGold Ashanti may only purchase its own shares otherwise than on a recognised investment exchange if it does so pursuant to a contract authorised by an ordinary resolution of its shareholders before the purchase takes place. The shareholder authority will not be effective if any shareholder(s) from whom AngloGold Ashanti proposes to purchase its own shares votes on the resolution, and the resolution would not have passed if they had not so voted. The resolution authorising the purchase must specify a date on which the authority to purchase will expire, such date not being later than five years after the passing of the relevant shareholder resolution.
If purchased out of distributable profits, any shares that have been repurchased may be held as treasury shares or, if not so held, must be cancelled immediately upon the completion of the purchase, thereby reducing the amount of AngloGold Ashanti’s issued share capital. If purchased from the proceeds of a new issue of shares, they must be cancelled immediately upon completion of the purchase.
Liquidation
The liquidation of an English company is a statutory process governed by the UK Insolvency Act 1986, where assets of the company are realised for the benefit of creditors or shareholders and the company is dissolved. Liquidation may be voluntary, where it is initiated by shareholders, or compulsory, where it is typically initiated by creditors and approved by the court.
There are two types of voluntary liquidation: a shareholders’ voluntary liquidation and a creditors’ voluntary liquidation. Each is instigated by a special resolution of the shareholders and cannot be initiated by creditors directly. The essential difference is that a shareholders’ voluntary liquidation applies to solvent companies and a creditors’ voluntary liquidation applies to insolvent companies. Accordingly, voluntary liquidation is not always an insolvency procedure.
If AngloGold Ashanti is in liquidation, AngloGold Ashanti’s liquidator may, among other things, divide among shareholders
(excluding holders of treasury shares) in specie or in kind the whole or any part of AngloGold Ashanti’s assets (whether or not the assets consist of property of one kind or consist of properties of different kinds and the liquidator may for such purpose set such value as the liquidator deems fair upon any one or more class or classes of property and may determine how such division will be carried out as between the holders of AngloGold Ashanti’s ordinary shares or different classes of shareholders), or vest all or any part of such assets in trustees upon such trusts for the benefit of shareholders as the liquidator determines (and the liquidation of AngloGold Ashanti may thereby be closed and AngloGold Ashanti thereby dissolved), but no shareholder will be compelled to accept any shares or other assets upon which there is any liability or potential liability.
Upon a winding-up of AngloGold Ashanti, the holders of AngloGold Ashanti’s ordinary shares will be entitled to the whole of any surplus assets remaining after AngloGold Ashanti’s liabilities have been satisfied and will share equally on a share for share basis in AngloGold Ashanti’s assets remaining for distribution to the holders of AngloGold Ashanti’s ordinary shares.
Compromises and arrangements
Where AngloGold Ashanti and its creditors or shareholders or a class of either of them propose a compromise or arrangement between AngloGold Ashanti and its creditors or its shareholders or a class of either of them (as applicable), the High Court of
Justice in England and Wales may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders (as applicable) to be called in such manner as the court may direct. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable), if sanctioned by the court, is binding upon AngloGold
Ashanti and all the creditors, shareholders of the specific class of either of them (as applicable).
Whether the capital of AngloGold Ashanti is to be treated as being a single class or divided into multiple classes of shares is a matter to be determined by the court. The court may, in its discretion, treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the above shareholder approval taking into account all relevant circumstances, which may include certain circumstances other than the rights attached to the shares themselves.
Disclosure and Takeovers
Takeover Code – The UK City Code on Takeovers and Mergers (the “Takeover Code”) aims to ensure fair treatment for all shareholders and to provide an orderly framework for takeover bids in the United Kingdom.
The Takeover Code, applies to, among other things, an offer for a public limited company which has its registered office in the
United Kingdom and which is considered by the Panel on Takeovers and Mergers (the “UK Takeover Panel”) (an independent body whose main functions are to administer the Takeover Code and regulate takeovers to which the Takeover Code applies) to have its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. This is the
“residency test”.
Under the Takeover Code, the UK Takeover Panel will determine whether AngloGold Ashanti has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at, in the first instance, whether a majority of the AngloGold Ashanti directors are resident in the United Kingdom, the Channel Islands or the Isle of Man.
If a majority of the AngloGold Ashanti directors are so resident, then the “residency test” will normally be satisfied.
If at the time of a takeover offer, the UK Takeover Panel determines that the residency test is satisfied, AngloGold Ashanti would be subject to the jurisdiction of the Takeover Code which sets out a number of rules and restrictions, including the following:
•AngloGold Ashanti’s ability to enter into deal protection arrangements with a bidder would be limited;
•AngloGold Ashanti might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out material acquisitions or disposals; and
•AngloGold Ashanti would be obliged to provide equality of information to any competing offerors or bona fide potential offerors.
Following completion of the corporate restructuring, a majority of the AngloGold Ashanti directors are resident outside of the
United Kingdom, the Channel Islands and the Isle of Man. Based on its current and intended plans for the AngloGold Ashanti board and management, AngloGold Ashanti anticipates that the residency test will not be met under the Takeover Code and accordingly the Takeover Code should not apply to AngloGold Ashanti. However, it is possible that future changes in the
AngloGold Ashanti board’s composition, changes in the UK Takeover Panel’s interpretation of the Takeover Code, or other events may result in AngloGold Ashanti falling within the jurisdiction of the Takeover Code.
Notwithstanding that the Takeover Code does not currently apply to AngloGold Ashanti, the AngloGold Ashanti articles of association incorporate a number of provisions based on provisions under the Takeover Code which provisions will apply for so long as the Takeover Code does not apply to AngloGold Ashanti, including the following.
Acquisitions of shares – When a person (other than a depositary, custodian or nominee in their capacity as such) who, together with persons acting in concert with it, is interested in shares which:
•in the aggregate carry less than 30% of the voting rights of AngloGold Ashanti, such person may not acquire an interest which (taken together with shares in which such person or persons acting in concert with such person are interested)
would carry 30% or more of the voting rights of AngloGold Ashanti; or
•in the aggregate carry not less than 30% and not more than 50% of the voting rights in AngloGold Ashanti, such person may not acquire an interest in any other shares in AngloGold Ashanti, in each case, except in certain circumstances set out in the AngloGold Ashanti articles of association, including in the case of an acquisition with the prior consent of AngloGold Ashanti.
Mandatory offers – If a person (other than a depositary, custodian or nominee in their capacity as such):
•acquires an interest in AngloGold Ashanti’s shares that, when taken together with shares in which such person or persons acting in concert with such person are interested, carry 30% or more of the voting rights of AngloGold Ashanti;
or
•is, together with persons acting in concert with such person, interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in AngloGold Ashanti and such person, or any person acting in concert with such person, acquires additional interests in shares that increase their voting rights in AngloGold Ashanti, that person would be required (except in certain circumstances set out in the AngloGold Ashanti articles of association, including with the prior consent of AngloGold Ashanti) to make a cash offer (or an offer with a cash alternative) to the holders of all the issued (and to be issued) shares in AngloGold Ashanti at a price that is not less than the highest price paid for any interests in the shares acquired by the offeror or its concert parties during the preceding 12 months, and otherwise in accordance with the requirements for such an offer set out in the AngloGold Ashanti articles of association.
Save with the prior consent of AngloGold Ashanti, no acquisition of any interest in shares in AngloGold Ashanti which would give rise to a mandatory offer requirement under the AngloGold Ashanti articles of association may be made if the making or implementation of such offer would or might be dependent on the passing of a resolution at any meeting of shareholders of the offeror or upon any other conditions, consents or arrangements (save that the offer may be conditional on the offeror having received acceptances resulting in the offeror holding shares carrying more than 50% of the voting rights in AngloGold Ashanti).
Voluntary offers – Any voluntary offer for shares in AngloGold Ashanti will not be made on less favourable terms than the terms on which the offeror (or any person acting in concert with it) has acquired interests in shares in AngloGold Ashanti during the offer period, within the three month period prior to the commencement of the offer period, or at such earlier time if AngloGold

Ashanti considers that there are circumstances which render such a course necessary in order to ensure that all shareholders, and other persons with an interest in AngloGold Ashanti’s shares, are treated equally.
The offer must be made in cash or with a cash alternative where:
•during the offer period and within the 12-month period prior to its commencement, the offeror (together with any person acting in concert with it) has acquired for cash an interest in shares which represents 10% or more of the shares of that class in issue, in which case the offer for that class will be in cash or accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with it for any interest in shares of that class acquired during the offer period and within 12 months prior to its commencement;
•during the offer period, the offeror (together with any person acting in concert with it) acquires any interest in shares for cash, in which case the offer for that class will be in cash or accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with it for any interest in shares of that class acquired during the offer period; or
•AngloGold Ashanti considers that there are circumstances which render a cash offer or cash alternative necessary in order to ensure that all shareholders, and other persons with an interest in AngloGold Ashanti’s shares, are treated equally.
Each of the above requirements may be disapplied with the consent of AngloGold Ashanti.
Where the offeror (or any person acting in concert with the offeror) has acquired an interest in 10% or more of any class of shares in AngloGold Ashanti in exchange for securities in the three month period prior to the commencement of and during the offer period, equivalent securities should be offered to all other holders of shares of that class under the offer, except in the case of prior consent of AngloGold Ashanti.
Any offer must be open for acceptance for a period of not less than 21 days and, if the offer becomes or is declared unconditional, the offer must remain open for not less than 14 days and the offeror must give at least 14 clear days’ notice before the offer is closed.
It must also be a condition of any offer which, if accepted in full, would result in the offeror holding shares carrying over 50% of the voting rights of AngloGold Ashanti, that the offer will not become or be declared unconditional as to acceptances unless the offeror has acquired or agreed to acquire shares carrying at least 50% of the voting rights, except in the case of prior consent of
AngloGold Ashanti.
Save with the prior consent of AngloGold Ashanti, an offer must not be subject to any conditions or pre-conditions which depend solely on subjective judgements by the offeror or its directors or the fulfilment of which is in their hands and an offer must not be made subject to a condition or pre-condition relating to financing. Notwithstanding the foregoing, if an offer is for cash or includes a cash element and the offeror proposes to finance the cash consideration by an issue of new securities, the offer must be made subject to any condition required, as a matter of law or regulatory requirement, in order validly to issue such securities or to have them listed or admitted to trading.
Partial offers – AngloGold Ashanti consent is required for any offer which would constitute a partial offer under the Takeover
Code.
Disclosure requirements – The offeror must notify AngloGold Ashanti of any interest it (together with any person acting in concert with the offeror) holds in the shares of AngloGold Ashanti within two business days of any announcement that first identifies it as an offeror. Within 28 days of any announcement that first identifies it as an offeror, an offeror must either (i) announce its firm intention to make an offer or (ii) announce that it does not intend to make an offer. If the offeror or any person acting in concert with the offeror deals in any interests in shares of AngloGold Ashanti during an offer period, it must notify AngloGold Ashanti of such dealing by no later than 12 p.m. (London time) on the business day following such dealing. For more information on disclosure requirements in connection with share ownership, see “—Disclosure of significant share ownership” above.
Non-compliance – Under the AngloGold Ashanti articles of association, AngloGold Ashanti will have powers to impose restrictions on any person who fails to comply with the provisions described above relating to mandatory and voluntary offers
(and persists in such failure for 14 days after the date of service of a notice by AngloGold Ashanti on such person) or any person acting in concert with them (a “Breaching Person”), including (i) restricting the Breaching Person’s ability to attend, either personally or by proxy, a shareholders’ meeting, (ii) disregarding any votes cast or purported to be cast by or on behalf of such
Breaching Person, (iii) restricting the ability of such Breaching Person to requisition a resolution at an annual general meeting and/or to call a general meeting, (iv) withholding any dividends on any shares held by such Breaching Person and (v) refusing to register any transfer of shares held by such Breaching Person (unless the AngloGold Ashanti directors are satisfied that the transfer is to an independent third party).
Moreover, where the Breaching Person is not a shareholder, AngloGold Ashanti has the power to require the shareholder holding the shares in which the Breaching Person is interested to transfer, at AngloGold Ashanti’s direction, such shares to the Breaching
Person or to such other nominee as AngloGold Ashanti may determine in its sole discretion for nil consideration and on such other terms and conditions as AngloGold Ashanti may determine, and AngloGold Ashanti is appointed as the shareholder’s attorney for this purpose. This provision does not apply to any of AngloGold Ashanti’s ordinary shares that are held through DTC.
AngloGold Ashanti has full authority to determine the application of the offer provisions embedded in the AngloGold Ashanti articles of association including as to the deemed application of relevant parts of the Takeover Code (as if it applied to AngloGold
Ashanti).
AngloGold Ashanti’s consent is required for any offer for interests in shares in AngloGold Ashanti that (i) purports to exclude U.S.
jurisdictional means; or (ii) is conducted in accordance with Rule 14d-1(c) (Tier I exemption) or Rule 14d-1(d) (Tier II exemption)
under the Exchange Act, or any successor provisions thereof.
The AngloGold Ashanti articles of association do not include all of the protections provided by the Takeover Code.
The AngloGold Ashanti articles of association include provisions that are intended to replicate certain provisions of the Takeover
Code relating to takeover offers and related protections afforded to a company and its shareholders. In the absence of the jurisdiction of the UK Takeover Panel, the AngloGold Ashanti articles of association specify that the provisions embedded therein are to be enforced by AngloGold Ashanti (as opposed to the UK Takeover Panel). AngloGold Ashanti may face challenges when enforcing certain of these provisions against beneficial owners holding their shares through DTC.
Exchange controls
See “Item 10D: Exchange Controls”.
No sinking fund
AngloGold Ashanti’s ordinary shares have no sinking fund provisions.
Jurisdiction
The AngloGold Ashanti articles of association provide that:
•any proceeding, suit or action (other than those arising under the Securities Act or the Exchange Act) between (i) a shareholder or a beneficial owner (in its capacity as such) and AngloGold Ashanti and/or AngloGold Ashanti’s directors arising out of or in connection with the AngloGold Ashanti articles of association or otherwise, and/or (ii) to the fullest extent permitted by law, between AngloGold Ashanti and its directors (in their capacities as such or as employees of
AngloGold Ashanti), including all claims made by or on behalf of AngloGold Ashanti against its directors, may only be brought in the courts of England and Wales;
•the AngloGold Ashanti articles of association are governed by the laws of England and Wales; and
•unless AngloGold Ashanti by ordinary resolution consents to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any proceeding, suit or action arising under the Securities Act or the Exchange Act.
U.S. Securities Laws Disclosures
AngloGold Ashanti is currently subject to the periodic reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. For example, AngloGold Ashanti is not required to publish reviewed financial statements and analyses of operating and financial results for the quarters ended March 31 and September 30 each year. If
AngloGold Ashanti avails itself of exemptions afforded to foreign private issuers, investors will receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in AngloGold Ashanti.
Further, AngloGold Ashanti is subject to the beneficial ownership reporting requirements of the Exchange Act. Sections 13(d) and
13(g) of the Exchange Act and Regulation 13D-G thereunder require an investor with beneficial ownership of more than 5% of a covered class of equity securities to report such beneficial ownership on a publicly filed Schedule 13D or Schedule 13G. A
“covered class” generally means, with limited exceptions, a voting class of equity securities registered under Section 12 of the
Exchange Act. Beginning from 18 March 2026, the directors and certain officers of AngloGold Ashanti are required to comply with the reporting obligations of paragraph (a) of Section 16 of the Exchange Act pursuant to, and as amended by, the Holding
Foreign Insiders Accountable Act which was signed into law on 18 December 2025 as part of the 2026 U.S. National Defense
Authorization Act.

Differences in Corporate Law
The applicable provisions of the UK Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the UK Companies Act applicable to us and the
General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of
England and Wales.

	England and Wales	Delaware
Number of Directors	Under the UK Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors
Under the UK Companies Act, shareholders may
remove a director without cause by an ordinary
resolution (which is passed by a simple majority of
those voting in person or by proxy at a general
meeting) irrespective of any provisions of any
service contract the director has with the company,
provided 28 clear days’ notice of the resolution has
been given to the company and its shareholders. On
receipt of notice of an intended resolution to remove
a director, the company must forthwith send a copy
of the notice to the director concerned. Certain other
procedural requirements under the UK Companies
Act must also be followed, such as allowing the
director to make representations against his or her
removal either at the meeting or in writing.

Under Delaware law, any director or the entire
board of directors may be removed, with or without
cause, by the holders of a majority of the shares
then entitled to vote at an election of directors,
except (i) unless the certificate of incorporation
provides otherwise, in the case of a corporation
whose board of directors is classified, stockholders
may effect such removal only for cause, or (ii) in
the case of a corporation having cumulative voting,
if less than the entire board of directors is to be
removed, no director may be removed without
cause if the votes cast against such director’s
removal would be sufficient to elect such director if
then cumulatively voted at an election of the entire
board of directors, or, if there are classes of
directors, at an election of the class of directors of
which such director is a part.

Vacancies on the Board of Directors
Under English law, the procedure by which directors,
other than a company’s initial directors, are
appointed is generally set out in a company’s articles
of association, provided that where two or more
persons are appointed as directors of a public limited
company by resolution of the shareholders,
resolutions appointing each director must be voted
on individually, unless at the meeting of the
shareholders during which the directors are
proposed to be appointed, a unanimous resolution is
first passed that two or more directors may be
appointed by a single resolution.

Under Delaware law, vacancies and newly created
directorships may be filled by a majority of the
directors then in office (even though less than a
quorum) or by a sole remaining director unless (i)
otherwise provided in the certificate of
incorporation or bylaws of the corporation or (ii)
the certificate of incorporation directs that a
particular class of stock is to elect such director, in
which case a majority of the other directors elected
by such class, or a sole remaining director elected
by such class, will fill such vacancy.

Annual General Meeting	Under the UK Companies Act, a public limited company must hold an annual general meeting in each six-month period beginning with the day following the company’s annual accounting reference date.
Under Delaware law, the annual meeting of
stockholders shall be held at such place, on such
date and at such time as may be designated from
time to time by the board of directors or as
provided in the certificate of incorporation or by the
bylaws.

General Meeting
Under the UK Companies Act, a general meeting of
the shareholders of a public limited company may be
called by the directors.
Shareholders holding at least 5% of the paid-up
capital of the company carrying voting rights at
general meetings (excluding any paid-up capital held
as treasury shares) can require the directors to call a
general meeting. If the directors fail to call a general
meeting within a certain period, the requisitioning
shareholders (or any of them representing more than
half of the total voting rights of the shareholders
requisitioning the meeting) may themselves convene
a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorised by the certificate of incorporation or by the bylaws.

Notice of General Meetings
Subject to a company’s articles of association
providing for a longer period, under the UK
Companies Act,
(i) at least 21 days’ notice must be given for an
annual general meeting and any resolutions to be
proposed at the meeting and
(ii) at least 14 days’ notice is required for any other
general meeting of a public limited company. In
addition, certain matters, such as the removal of
directors or auditors, require special notice, which is
28 days’ notice. The shareholders of a company may
in all cases consent to a shorter notice period, the
proportion of shareholders’ consent required being
100% of those entitled to attend and vote in the case
of an annual general meeting and, in the case of any
other general meeting, a majority in number of the
members having a right to attend and vote at the
meeting, being a majority who together hold not less
than 95% in nominal value of the shares giving a
right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in
the certificate of incorporation or bylaws, written or
electronic notice of any meeting of the
stockholders must be given to each stockholder
entitled to vote at the meeting not less than ten nor
more than 60 days before the date of the meeting
and shall specify the place, date and hour, the
record date, and in the case of special meetings,
the purpose or purposes of the meeting.

Quorum
Subject to the provisions of a company’s articles of
association, the UK Companies Act provides that two
“qualifying persons” present at a meeting (in person,
by proxy or authorised representative under the UK
Companies Act (provided that the proxies and/or
authorised representatives, represent different
shareholders) shall constitute a quorum for
companies with more than one shareholder.

The certificate of incorporation or bylaws may
specify the number of shares, the holders of which
shall be present or represented by proxy at any
meeting in order to constitute a quorum, but in no
event shall a quorum consist of less than one-third
of the shares entitled to vote at the meeting. In the
absence of such specification in the certificate of
incorporation or bylaws, a majority of the shares
entitled to vote, present in person or represented
by proxy, shall constitute a quorum at a meeting of
stockholders.

Proxy	Under the UK Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of
stockholders, a stockholder may authorise another
person to act for such stockholder by proxy, but no
such proxy shall be voted or acted upon after three
years from its date, unless the proxy provides for a
longer period. A director of a Delaware corporation
may not issue a proxy representing the director’s
voting rights as a director.

Preemptive Rights
Under the UK Companies Act, “equity securities”,
being: (i) shares in the company other than shares
that, with respect to dividends and capital, carry a
right to participate only up to a specified amount in a
distribution, referred to as “ordinary shares”; or (ii)
rights to subscribe for, or to convert securities into,
ordinary shares in the company, proposed to be
allotted for cash must be offered first to the existing
holders of equity shares in the company in
proportion to the respective nominal value of their
holdings of ordinary shares, unless an exception
applies or a special resolution authorising the
disapplication of pre-emption rights has been passed
by shareholders in a general meeting or the articles
of association provide otherwise in each case in
accordance with the provisions of the UK Companies
Act.

Under Delaware law, stockholders have no
preemptive rights to subscribe to additional issues
of stock or to any security convertible into such
stock unless, and except to the extent that, such
rights are expressly provided for in the certificate
of incorporation.

Authority to Allot
Under the UK Companies Act, the directors of a
company may not exercise any power of the
company to allot shares, to grant rights to subscribe
for or convert any security into shares, unless an
exception applies or an ordinary resolution to the
contrary has been passed by shareholders in a
general meeting or the articles of association provide
otherwise, in each case in accordance with the
provisions of the UK Companies Act.

Under Delaware law, if the corporation’s certificate
of incorporation so provides, the board of directors
has the power to authorise the issuance of stock.
The board may authorise capital stock to be
issued for consideration consisting of cash, any
tangible or intangible property or any benefit to the
corporation or any combination thereof. It may
determine the amount of such consideration by
setting a minimum amount of consideration or
approving a formula. In the absence of actual
fraud in the transaction, the judgment of the
directors as to the value of such consideration is
conclusive.

Liability of Directors and Officers
Under the UK Companies Act, any provision,
whether contained in a company’s articles of
association or any contract or otherwise, that
purports to exempt a director of a company, to any
extent, from any liability that would otherwise attach
to him in connection with any negligence, default,
breach of duty or breach of trust in relation to the
company, is void. Any provision by which a company
directly or indirectly provides an indemnity, to any
extent, for a director of the company or of an
associated company against any liability attaching to
him in connection with any negligence, default,
breach of duty or breach of trust in relation to the
company of which he is a director is also void except
as permitted by the UK Companies Act, which
provides exceptions for the company to (i) purchase
and maintain insurance against such liability; (ii)
provide a “qualifying third party indemnity”, or an
indemnity against liability incurred by the director to
a person other than the company or an associated
company or criminal proceedings in which he is
convicted; and (iii) provide a “qualifying pension
scheme indemnity”, or an indemnity against liability
incurred in connection with the company’s activities
as trustee of an occupational pension plan.

Under Delaware law, a corporation’s certificate of
incorporation may include a provision eliminating
or limiting the personal liability of a director to the
corporation and its stockholders for damages
arising from a breach of fiduciary duty as a
director. However, no provision can limit the
liability of a director for:
•any breach of the director’s duty of
loyalty to the corporation or its
stockholders;
•acts or omissions not in good faith or
that involve intentional misconduct or a
knowing violation of law;
•intentional or negligent payment of
unlawful dividends or stock purchases or
redemptions; or
•any transaction from which the director
derives an improper personal benefit.

Voting Rights
Under English law, unless a poll is demanded by the
shareholders of a company or is required by the
chairman of the meeting or the company’s articles of
association, shareholders shall vote on all
resolutions on a show of hands. Under the UK
Companies Act, a poll may be demanded by (i) not
fewer than five shareholders having the right to vote
on the resolution;
(ii) any shareholder(s) representing not less than
10% of the total voting rights of all the shareholders
having the right to vote on the resolution (excluding
any voting rights attaching to treasury shares); or
(iii) any shareholder(s) holding shares in the
company conferring a right to vote on the resolution
(excluding any voting rights attaching to treasury
shares) being shares on which an aggregate sum
has been paid up equal to not less than 10% of the
total sum paid up on all the shares conferring that
right. A company’s articles of association may
provide more extensive rights for shareholders to call
a poll. Under English law, an ordinary resolution is
passed on a show of hands if it is approved by a
simple majority (more than 50%) of the votes cast by
shareholders present (in person or by proxy) and
entitled to vote. If a poll is demanded, an ordinary
resolution is passed if it is approved by holders
representing a simple majority of the total voting
rights of shareholders present, in person or by proxy,
who, being entitled to vote, vote on the resolution.
Special resolutions require the affirmative vote of not
less than 75% of the votes cast by shareholders
present, in person or by proxy, at the meeting.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Shareholder Vote on Certain Transactions
The UK Companies Act provides for schemes of
arrangement, which are arrangements or
compromises between a company and any class of
shareholders or creditors and used in certain types
of reconstructions, amalgamations, capital
reorganisations or takeovers. These arrangements
require:
•the approval at a shareholders’ or
creditors’ meeting convened by order of
the court, of (i) a majority in number; and
(ii) representing 75% or more in value of
the members or class of members (as the
case may be), present and voting, either in
person or by proxy; and
•the approval of the court.

Generally, under Delaware law, unless the
certificate of incorporation provides for the vote of
a larger portion of the stock, completion of a
merger, consolidation, sale, lease or exchange of
all or substantially all of a corporation’s assets or
dissolution requires:
•the approval of the board of directors;
and
•the approval by the vote of the holders
of a majority of the outstanding stock or,
if the certificate of incorporation provides
for more or less than one vote per
share, a majority of the votes of the
outstanding stock of the corporation
entitled to vote on the matter.

Standard of Conduct for Directors
Under English law, a director owes various statutory
and fiduciary duties to the company, including:
•to act in the way he considers, in good
faith, would be most likely to promote the
success of the company for the benefit of
its members as a whole (and in doing so
to have regard (amongst other matters) to:
(i) the likely consequences of any decision
in the long term, (ii) the interests of the
company’s employees, (iii) the need to
foster the company’s business
relationships with suppliers, customers
and others, (iv) the impact of the
company’s operations on the community
and the environment, (v) the desirability to
maintain a reputation for high standards of
business conduct and (vi) the need to act
fairly as between members of the
company);
• to avoid a situation in which he has, or can
have, a direct or indirect interest that
conflicts, or possibly conflicts, with the
interests of the company;
• to act in accordance with the company’s
constitution and only exercise his powers
for the purposes for which they are
conferred;
• to exercise independent judgment;
• to exercise reasonable care, skill and
diligence;
• not to accept benefits from a third party
conferred by reason of his being a director
or doing, or not doing, anything as a
director; and
• to declare any interest that he has,
whether directly or indirectly, in a proposed
or existing transaction or arrangement with
the company.

Delaware law does not contain specific provisions
setting forth the standard of conduct of a director.
The scope of the fiduciary duties of directors is
generally determined by the courts of the State of
Delaware. In general, directors have a duty to act
without self-interest, on a well- informed basis and
in a manner they reasonably believe to be in the
best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary
duties of care and loyalty to the corporation and to
its shareholders. The duty of care generally
requires that a director acts in good faith, with the
care that an ordinarily prudent person would
exercise under similar circumstances. Under this
duty, a director must inform himself of all material
information reasonably available regarding a
significant transaction. The duty of loyalty requires
that a director act in a manner he reasonably
believes to be in the best interests of the
corporation. He must not use his corporate
position for personal gain or advantage. In
general, but subject to certain exceptions, actions
of a director are presumed to have been made on
an informed basis, in good faith and in the honest
belief that the action taken was in the best
interests of the corporation.
However, this presumption may be rebutted by
evidence of a breach of one of the fiduciary duties.
Delaware courts have also imposed a heightened
standard of conduct upon directors of a Delaware
corporation who take any action designed to
defeat a threatened change in control of the
corporation.
In addition, under Delaware law, when the board of
directors of a Delaware corporation approves the
sale or break-up of a corporation, the board of
directors may, in certain circumstances, have a
duty to obtain the highest value reasonably
available to the shareholders.

Shareholder Litigation
Under English law, generally, the company, rather
than its shareholders, is the proper claimant in an
action in respect of a wrong done to the company or
where there is an irregularity in the company’s
internal management.
Notwithstanding this general position, the UK
Companies Act provides that:
(i) a court may allow a shareholder to bring a
derivative claim (that is, an action in respect of and
on behalf of the company) in respect of a cause of
action vested in the company arising from a
director’s negligence, default, breach of duty or
breach of trust and seeking relief on behalf of the
company; and
(ii) a shareholder may bring a claim for a court order
where the company’s affairs have been or are being
conducted in a manner that is unfairly prejudicial to
some or all of its shareholders.

Under Delaware law, a stockholder may initiate a
derivative action to enforce a right of a corporation
if the corporation fails to enforce the right itself.
The complaint must:
•state that the plaintiff was a stockholder at
the time of the transaction of which the
plaintiff complains or that the plaintiff’s
shares thereafter devolved on the plaintiff by
operation of law; and
• allege with particularity the efforts made by
the plaintiff to obtain the action the plaintiff
desires from the directors and the reasons
for the plaintiff’s failure to obtain the action;
or
•state the reasons for not making the effort.
Additionally, the plaintiff must remain a stockholder
through the duration of the derivative suit. The
action will not be dismissed or compromised
without the approval of the Delaware Court of
Chancery.

10C.MATERIAL CONTRACTS
Multi-currency Revolving Credit Facility
General
On 9 June 2022, AngloGold Ashanti Holdings plc (“AGAH”) and AngloGold Ashanti Australia Limited, as borrowers, entered into a five-year unsecured multi-currency syndicated revolving credit facility of $1.4 billion (the “2022 multi-currency RCF”) maturing in
June 2027, with the option of two one-year extensions on application. The 2022 multi-currency RCF was entered into with The
Bank of Nova Scotia, as facility agent, and certain financial institutions party thereto, as lenders. The 2022 multi-currency RCF consists of (i) a US dollar based facility (base currency) and (ii) an Australian dollar based facility capped at A$500 million which will be used to fund the working capital and development costs associated with the group's mining operations within Australia
(without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter). The 2022 multi-currency RCF refinanced the Company’s prior $1.4 billion revolving credit facility. As of 16 March 2026, the 2022 multi-currency RCF was undrawn.
Guarantees
The 2022 multi-currency RCF is guaranteed by AGAH and AngloGold Ashanti Australia Limited. The guarantees constitute unconditional obligations of the guarantors and rank at least pari passu with all other future unsecured obligations of the guarantors, except for obligations mandatorily preferred by law.
Security
Save as set out under the heading “—Guarantees” above, the obligations under the 2022 multi-currency RCF are unsecured.
Amount and repayment of borrowings/maturity date
Loans under the 2022 multi-currency RCF must be for a minimum of $10 million, if the currency selected is the base currency
(US dollar), or a minimum of A$10 million (or for the balance of the undrawn total commitments at the time of the drawing), if the currency selected is Australian dollars. No more than 14 loans may be outstanding at any time. Each loan must be repaid on the maturity date in the same currency as the maturing loan. All loans must be repaid in full on the final maturity date. On 24 May
2023, the maturity of the 2022 multi-currency RCF was extended by one year from 9 June 2027 to 9 June 2028 and, on 4 July
2024, the maturity was extended by another year from 9 June 2028 to 9 June 2029. As a result, the 2022 multi-currency RCF now matures in June 2029, with no further option to extend.
Interest rates and fees
The interest rate under the 2022 multi-currency RCF is calculated based on Compounded SOFR in the case of loans drawn in
US dollars and BBSY in the case of loans drawn in Australian dollars, in each case plus a margin. The initial margin is 1.45% per annum, but may vary between 0.90% and 2.15% per annum depending on the long-term debt rating of AGAH. The applicable margin is subject to a ratings grid. In this regard, the interest margin will reduce if the group's credit rating improves from its current BB+/Baa3 status and will increase if its credit rating worsens. Interest on each loan is payable on the last day of the relevant loan’s interest period and, if the interest period exceeds six months, on the dates falling at six-monthly intervals after the first day of the interest period.
The borrowers under the 2022 multi-currency RCF are required to pay a commitment fee in the base currency equal to 35% of the then applicable margin per annum on the undrawn and uncancelled amount of each lender’s commitment during the commitment period. The borrowers are also required to pay a utilisation fee of 0.10% per annum (if the aggregate outstanding loans are less than one third of the total commitments then in effect), 0.20% per annum (if the aggregate outstanding loans are equal to or greater than one third but less than two-thirds of the total commitments then in effect) or 0.40% per annum (if the aggregate outstanding loans are equal to or greater than two-thirds of the total commitments then in effect).
Financial covenant
The 2022 multi-currency RCF includes a financial maintenance covenant which requires that the ratio of Total Net Financial
Indebtedness to EBITDA (as such terms are defined in the revolving credit agreement) does not at any time exceed 3.50 to 1.00, with the proviso that this ratio may exceed 3.50 to 1.00 once during the life of the revolving credit agreement, for one six-month period subject to certain criteria.
Change of control
If a lender so requires, the commitment of such lender under the 2022 multi-currency RCF will be cancelled and the participation of such lender in all outstanding loans, together with accrued interest and all other amounts accrued, will become immediately due and payable in case any person or group of persons acting in concert becomes (directly or indirectly) the beneficial owner of more than 50% of the issued share capital of AngloGold Ashanti plc, being the successor parent holding company of AGAH.
Undertakings
The 2022 multi-currency RCF contains a negative pledge covenant, including restrictions on the granting of security, a change of business of AGAH and its subsidiaries, acquisitions or participations in joint ventures, and mergers and disposals.
The 2022 multi-currency RCF also contains, among other things, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental laws and other obligations requiring each of AGAH and its subsidiaries to maintain its corporate existence and qualifications to conduct its business as currently conducted in all applicable jurisdictions and to maintain insurance coverage. The covenants are subject to exceptions and materiality thresholds.
Events of default
The 2022 multi-currency RCF contains events of default including failure to make payment of amounts due, breach of obligations under the loan documents, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business and the occurrence of a material adverse change in the business and financial condition of the borrowers and guarantors under the revolving credit agreement, or AngloGold Ashanti and its subsidiaries as a whole, or in the ability of the borrowers and guarantors to perform their payment obligations under the loan documents.  The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the 2022 multi-currency RCF and the other loan documents.
The above description is only a summary of certain provisions of the 2022 multi-currency RCF and is qualified in its entirety by reference to the provisions of the 2022 multi-currency RCF, including the extension request letters and amendment agreement, copies of which are attached hereto as Exhibits 19.4.3.1, 19.4.3.2, 19.4.3.3 and 19.4.3.4 and are incorporated herein by reference.
Notes
Each of the series of notes described below were issued under an indenture dated as of 28 April 2010, as amended and supplemented by the first supplemental indenture dated as of 23 September 2023 (as so amended and supplemented, the
“Indenture”), among AngloGold Ashanti Holdings plc (“AGAH”), as issuer, AngloGold Ashanti plc, as successor guarantor to
AngloGold Ashanti Limited (currently known as AngloGold Ashanti (Pty) Ltd), and The Bank of New York Mellon, as trustee. The below descriptions are only a summary of certain provisions of those series of notes and are qualified in their entirety by reference to the provisions of the Indenture and such relevant series of notes, a copy of each – in respect of the outstanding series of notes – is attached hereto as Exhibits 19.2.1, 19.2.2, 19.2.3, 19.2.4 and 19.2.5 and is incorporated herein by reference.
2028 Notes
On 22 October 2021, AGAH issued $750 million 3.375% Notes due 2028 (the “2028 notes”). The interest on the 2028 notes is payable semi-annually on 1 May and 1 November of each year, commencing on 1 May 2022. Unless redeemed earlier, the 2028 notes will mature on 1 November 2028. AGAH may on any one or more occasions redeem all or part of the 2028 notes, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2028 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 30 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2028 notes. The 2028 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti plc.
AGAH has agreed to observe certain covenants with respect to the 2028 notes restricting, subject to certain limitations, the ability of AngloGold Ashanti plc and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti plc and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2028 notes by three rating agencies, holders of the 2028 notes have the right to require the issuer to repurchase all or any part of their 2028 notes in cash for a value equal to 101% of the aggregate principal amount of 2028 notes repurchased, plus accrued and unpaid interest, if any, on the 2028 notes repurchased to the date of repurchase.
The offering of the 2028 notes was registered under the Securities Act. The 2028 notes are listed on the New York Stock
Exchange.

2030 Notes
On 1 October 2020, AGAH issued $700 million 3.750% Notes due 2030 (the “2030 notes”). The interest on the 2030 notes is payable semi-annually on 1 April and 1 October of each year, commencing on 1 April 2021. Unless redeemed earlier, the 2030 notes will mature on 1 October 2030. AGAH may on any one or more occasions redeem all or part of the 2030 notes, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2030 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2030 notes. The 2030 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti plc.
AGAH has agreed to observe certain covenants with respect to the 2030 notes restricting, subject to certain limitations, the ability of AngloGold Ashanti plc and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti plc and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2030 notes by three rating agencies, holders of the 2030 notes have the right to require the issuer to repurchase all or any part of their 2030 notes in cash for a value equal to 101% of the aggregate principal amount of 2030 notes repurchased, plus accrued and unpaid interest, if any, on the 2030 notes repurchased to the date of repurchase.
The offering of the 2030 notes was registered under the Securities Act. The 2030 notes are listed on the New York Stock
Exchange.
2040 Notes
On 28 April 2010, AGAH issued inter alia $300 million 6.500% Notes due 2040 (the “2040 notes”). The interest on the 2040 notes is payable semi-annually on 15 April and 15 October of each year, commencing on 15 October 2010. Unless redeemed earlier, the 2040 notes will mature on 15 April 2040. AGAH may on any one or more occasions redeem all or part of the 2040 notes, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2040 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2040 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 30 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2040 notes. The 2040 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AngloGold Ashanti plc.
AGAH has agreed to observe certain covenants with respect to the 2040 notes restricting, subject to certain limitations, the ability of AngloGold Ashanti plc and AGAH to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, and the ability of AngloGold Ashanti plc and its restricted subsidiaries to pledge their assets to secure certain borrowings, create or incur liens on certain of their property or to engage in sale and leaseback transactions. In case of a change of control of the guarantor and a downgrade, within a specified period, of the 2040 notes below an investment grade rating by two rating agencies, holders of the 2040 notes have the right to require the issuer to repurchase all or any part of their 2040 notes in cash for a value equal to 101% of the aggregate principal amount of 2040 notes repurchased, plus accrued and unpaid interest, if any, on the 2040 notes repurchased to the date of repurchase.
The offering of the 2040 notes was registered under the Securities Act. The 2040 notes are listed on the New York Stock
Exchange.
For further information, see “Item 18: Financial Statements—Note 25—Borrowings”, “Item 5B: Liquidity and Capital Resources”
and “Item 19: Exhibits”.
Centamin Acquisition
On 22 November 2024, AngloGold Ashanti acquired the entire share capital of Centamin plc (“Centamin”). The transaction was implemented by way of a court-sanctioned scheme of arrangement between Centamin and its shareholders under Jersey law.
The consideration, valued at approximately $2.2 billion, was composed of 0.06983 new AngloGold Ashanti shares plus $0.125 in cash in exchange for each Centamin share. The main transaction agreement between the parties consisted of the Co-Operation
Agreement (as defined below).
Co-Operation Agreement
AngloGold Ashanti and Centamin entered into a co-operation agreement dated as of 10 September 2024 (the “Co-Operation
Agreement”) in relation to the transaction. The Co-Operation Agreement contained, among other things, provisions regarding the implementation of the transaction, undertakings in relation to satisfaction of the conditions precedent to which the transaction was subject, certain restrictions to which AngloGold Ashanti was subject in the period prior to the completion of the transaction and certain warranties and undertakings given by each of the parties. The Co-Operation Agreement is governed by English law, with the courts of England and Wales having exclusive jurisdiction.
10D.EXCHANGE CONTROLS
Other than certain economic sanctions which may be in effect from time to time, there are currently no governmental laws, decrees, regulations or other legislation in the United Kingdom which may affect (i) the import or export of capital, including the availability of cash and cash equivalents for use by AngloGold Ashanti, or (ii) the remittance of dividends, interest, or other payments by AngloGold Ashanti to holders of its ordinary shares who are non-residents of the United Kingdom (other than customary withholding tax requirements).
There are no limitations imposed by English law (subject to the effect of certain economic sanctions which may be in effect from time to time) or in the AngloGold Ashanti articles of association on the right of non-UK residents to hold or vote ordinary shares of
AngloGold Ashanti plc.
10E.TAXATION
United Kingdom Taxation
General
The following discussion addresses the material UK income tax, corporation tax, capital gains tax, stamp duty, and stamp duty reserve tax (“SDRT”) consequences of the ownership and disposition of AngloGold Ashanti’s ordinary shares generally expected to be applicable to Non-UK Holders (as defined below).
It applies to Non-UK Holders only if (i) such Non-UK Holders are the absolute beneficial owner of AngloGold Ashanti’s ordinary shares and any dividends paid in respect of them; (ii) such Non-UK Holders hold AngloGold Ashanti’s ordinary shares as an investment (rather than, for example, as securities to be realised in the course of a trade); and (iii) such Non-UK Holders hold
AngloGold Ashanti’s ordinary shares other than under a regime providing for exemption from tax. This section does not apply to a
Non-UK Holder if such Non-UK Holder is a member of a special class of holders subject to special rules, including, but not limited to:
•charities;
•trustees;
•persons carrying on certain financial activities (including market makers, brokers, dealers in securities, intermediaries and persons connected with depository arrangements or clearance services);
•persons who have or could be treated for tax purposes as having acquired their AngloGold Ashanti ordinary shares by reason of their employment or as carried interest;
•persons connected with AngloGold Ashanti;
•collective investment schemes;
•persons to whom the foreign income and gains regime applies; and
•insurance companies.
This section is based on current UK legislation, current published practice of His Majesty’s Revenue and Customs (“HMRC”)
(which may not be binding on HMRC), and court decisions, in each case, in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this section is based in part upon the assumption that AngloGold Ashanti’s ordinary shares do not, at any time, derive at least 75% of their value from UK land.
Unless stated otherwise, this section addresses only Non-UK Holders. References in this section to ‘‘Non-UK Holders’’ are to holders of AngloGold Ashanti’s ordinary shares who, at the relevant time, (i) are not resident for tax purposes in the United
Kingdom, and to whom split-year treatment does not apply; (ii) are not subject to the United Kingdom’s foreign income and gains regime; (iii) do not have a permanent establishment or branch or agency in the United Kingdom to which their AngloGold Ashanti ordinary shares are attributable; (iv) have not, in the case of individuals, within the past five years been resident for tax purposes in the United Kingdom; and (v) are not carrying on a trade, profession, or vocation in the United Kingdom.
Shareholders should be aware that the tax legislation of the shareholder’s jurisdiction and/or the tax legislation of the United
Kingdom, as well as the interpretation or amendment of any such tax legislation, may alter the benefits of investment in
AngloGold Ashanti’s ordinary shares.
If a shareholder is in any doubt about their tax position, the shareholder should consult an appropriately qualified independent professional advisor immediately.

UK Tax Consequences of Holding AngloGold Ashanti’s Ordinary Shares
Subsequent Disposals of AngloGold Ashanti’s Ordinary Shares
Non-UK Holders will not be liable to UK corporation tax or capital gains tax on a disposal of their AngloGold Ashanti ordinary shares.
Dividends
AngloGold Ashanti is not required to withhold UK tax at source from dividends paid on AngloGold Ashanti’s ordinary shares.
Non-UK Holders will not, therefore, be subject to UK income tax or corporation tax in respect of dividends paid on AngloGold
Ashanti’s ordinary shares.
UK Stamp Duty and SDRT
Shareholders should note that the discussion in this section and in “—Depositary Receipt Systems and Clearance Services”
below does not cover any transfers of, or agreements to transfer, AngloGold Ashanti depositary interests, and shareholders should seek specific professional advice before undertaking any such transfers.
Pursuant to arrangements that AngloGold Ashanti has entered into with DTC, AngloGold Ashanti’s ordinary shares are currently eligible to be held in book-entry form through the facilities of The Depository Trust Company (“DTC”). Based on AngloGold
Ashanti’s understanding of the DTC system and how trading occurs therein (including that DTC has not made an election under section 97A(1) of the UK Finance Act 1986), transfers of AngloGold Ashanti’s ordinary shares held in book-entry form through
DTC should not attract a charge to UK stamp duty or SDRT.
A transfer of AngloGold Ashanti’s ordinary shares from within the DTC system out of DTC may, and any transfers on sale of
AngloGold Ashanti’s ordinary shares outside of DTC will, subject in each case to the availability of any exemptions or reliefs, generally be liable to UK stamp duty at the rate of 0.5% of the amount or value of the consideration payable (rounded up to the nearest multiple of £5) or, in respect of an unconditional agreement to transfer AngloGold Ashanti’s ordinary shares, SDRT at the rate of 0.5% of the amount or value of the consideration payable. Any such stamp duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the share register of AngloGold Ashanti. However, where a transfer is executed in pursuance of the agreement (which gave rise to the SDRT) and the document is duly stamped within six years of the date of the agreement, the SDRT should be cancelled and any SDRT paid should be repaid. UK stamp duty and
SDRT will, where applicable, generally be borne by the purchaser of the relevant AngloGold Ashanti ordinary shares.
In cases where AngloGold Ashanti’s ordinary shares are, outside of DTC, transferred to a connected company (or its nominee), different rules may apply. If an AngloGold Ashanti shareholder decides to redeposit AngloGold Ashanti’s ordinary shares into
DTC, the redeposit will likely attract UK stamp duty and/or SDRT at a rate of 1.5% (see “—Depositary Receipt Systems and
Clearance Services” below).
Depositary Receipt Systems and Clearance Services
Where, from outside of DTC, AngloGold Ashanti’s ordinary shares are transferred: (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services (including DTC or its nominees) (a “Clearance
Service”); or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts (a
“Depositary Receipt System”), UK stamp duty and/or SDRT may be chargeable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the AngloGold Ashanti ordinary shares (rounded up to the nearest multiple of £5 in the case of stamp duty). The rules regarding the application of this higher rate of stamp duty and SDRT, and the exemptions therefrom, are complex, and specific professional advice should be sought before transferring shares or depositary interests to a person within (a) or (b) of this paragraph. See “Item 3D: Risk Factors—Transfers of AngloGold Ashanti
ordinary shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in
AngloGold Ashanti ordinary shares”.
If an AngloGold Ashanti shareholder decides to redeposit AngloGold Ashanti ordinary shares into DTC from outside of DTC, the redeposit will likely attract UK stamp duty or SDRT at this higher rate of 1.5%. AngloGold Ashanti has put in place arrangements with its transfer agent to require that AngloGold Ashanti ordinary shares held in certificated form cannot be transferred into the
DTC system until the transferor of the AngloGold Ashanti ordinary shares has first delivered the shares to a depository specified by AngloGold Ashanti so that UK stamp duty or SDRT may be collected in connection with the initial delivery to the depository.
Any such AngloGold Ashanti ordinary shares will be evidenced by a receipt issued by the depository. Before the transfer can be registered in AngloGold Ashanti’s share register, the transferor will also be required to provide the transfer agent sufficient funds to settle the resultant liability for UK stamp duty or SDRT.

United States Taxation
General
The following discussion addresses the material U.S. federal income tax consequences generally expected to be applicable to holders of AngloGold Ashanti’s ordinary shares. It applies to a holder only if they hold their AngloGold Ashanti ordinary shares as a capital asset for U.S. federal income tax purposes. This section does not apply to a holder of AngloGold Ashanti’s ordinary shares if they are a member of a special class of holders subject to special rules, including:
•a bank or other financial institution;
•a tax-exempt organisation;
•a real estate investment trust or real estate mortgage investment conduit;
•an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);
•an insurance company;
•a regulated investment company;
•a dealer or broker in stocks and securities, or currencies;
•a trader in securities that elects mark-to-market treatment;
•a person subject to the alternative minimum tax;
•a person that received shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•a person that owns or has owned directly, indirectly or constructively, 10% or more of the voting stock of AngloGold
Ashanti;
•a person that holds AngloGold Ashanti’s ordinary shares as part of a straddle, a hedge, constructive sale, conversion or other integrated transaction;
•a person that acquires or sells AngloGold Ashanti’s ordinary shares as part of a wash sale for tax purposes;
•a person that acquires AngloGold Ashanti’s ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•a U.S. Shareholder (as defined below) whose functional currency is not the U.S. dollar; or
•a U.S. expatriate.
This section is based on the Internal Revenue Code of 1986, as amended, and the U.S. Treasury rules and regulations promulgated thereunder (the “Code”), administrative rulings, court decisions and the income tax treaty between the U.S. and the
UK in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.
A “U.S. Shareholder” is a beneficial owner of AngloGold Ashanti’s ordinary shares who is for U.S. federal income tax purposes:
1.a citizen or resident of the United States;
2.a corporation, or any entity treated as a corporation, created or organised under the laws of the United States or any of its political subdivisions;
3.an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
4.a trust that (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S.
persons are authorised to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
A “non-U.S. Shareholder” is a beneficial owner of AngloGold Ashanti’s ordinary shares that is not a U.S. person for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds AngloGold Ashanti’s ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.
Each such partner having an interest in AngloGold Ashanti’s ordinary shares is urged to consult his, her or its own tax advisor in light of his, her or its particular circumstances.
This section addresses only U.S. federal income tax law.
U.S. Tax Consequences of Holding AngloGold Ashanti’s Ordinary Shares
Taxation of dividends
U.S. Shareholders. Under the U.S. federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend AngloGold Ashanti pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. For a noncorporate U.S. Shareholder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains, provided that such a noncorporate U.S. Shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends AngloGold Ashanti pays with respect to the shares generally will be qualified dividend income, provided that in the year that the dividends are received, the shares are readily tradable on an established securities market in the United States.
The dividend is taxable when the dividend is received, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S.
corporations. The amount of the dividend distribution that must be included in the income of a U.S. Shareholder will be the U.S.
dollar value of the payments made, determined at the spot conversion rate on the date the dividend distribution is includible in the U.S. Shareholder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S.
Shareholder’s basis in the shares and thereafter as capital gain. However, AngloGold Ashanti does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Shareholder should expect to generally treat distributions AngloGold Ashanti makes as dividends.
Non-U.S. Shareholders. To a non-U.S. Shareholder, dividends paid in respect of AngloGold Ashanti’s ordinary shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that the non-U.S.
Shareholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the
non-U.S. Shareholder to United States taxation on a net income basis. In such cases the non-U.S. Shareholder generally will be taxed in the same manner as a U.S. Shareholder. For a corporate non-U.S. Shareholder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the corporate non-
U.S. Shareholder is eligible for the benefits of an income tax treaty that provides for a lower rate.
Taxation of Capital Gains
U.S. Shareholders. Subject to the PFIC rules discussed below, if a U.S. Shareholder sells or otherwise disposes of the U.S.
Shareholder’s AngloGold Ashanti ordinary shares, the U.S. Shareholder will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. Shareholder realises and the U.S.
Shareholder’s tax basis, determined in U.S. dollars, in the U.S. Shareholder’s AngloGold Ashanti ordinary shares. Capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year.  A
U.S. Shareholder’s ability to deduct capital losses is subject to limitations.
Non-U.S. Shareholders. A non-U.S. Shareholder will not be subject to U.S. federal income tax on gain recognised on the sale or other disposition of the non-U.S. Shareholder’s AngloGold Ashanti ordinary shares unless:
1.the gain is “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business in the United
States, and the gain is attributable to a permanent establishment that the non-U.S. Shareholder maintains in the
United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S.
Shareholder to United States taxation on a net income basis, or
2.the non-U.S. Shareholder is an individual, the non-U.S. Shareholder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
“Effectively connected” gains recognised by a corporate non-U.S. Shareholder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the corporate non-U.S. Shareholder is eligible for the benefits of an income tax treaty that provides for a lower rate.
Medicare Tax
A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Shareholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Shareholder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of
AngloGold Ashanti’s ordinary shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Shareholder that is an individual, estate or trust is urged to consult the U.S. Shareholder’s tax advisors regarding the applicability of the
Medicare tax to the U.S. Shareholder’s income and gains in respect of the U.S. Shareholder’s individual investment in AngloGold
Ashanti’s ordinary shares.

PFIC Rules
AngloGold Ashanti expects that AngloGold Ashanti’s ordinary shares will not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year after the application of applicable “look-through rules”, either (i) at least
75% of its gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce or are held for the production of passive income. If
AngloGold Ashanti were to be treated as a PFIC, unless a U.S. Shareholder elects to be taxed annually on a mark-to-market basis with respect to AngloGold Ashanti’s ordinary shares or makes a QEF election the first taxable year in which AngloGold
Ashanti is treated as a PFIC, gain realised on the sale or other disposition of the U.S. Shareholder’s AngloGold Ashanti ordinary shares would in general not be treated as capital gain. Instead, a U.S. Shareholder would be treated as if the U.S. Shareholder had realised such gain and certain excess distributions ratably over the U.S. Shareholder’s holding period for AngloGold
Ashanti’s ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. Shareholder’s
AngloGold Ashanti ordinary shares will be treated as stock in a PFIC if AngloGold Ashanti were a PFIC at any time during the
U.S. Shareholder’s holding period in AngloGold Ashanti’s ordinary shares. Dividends that a U.S. Shareholder receives from
AngloGold Ashanti will not be eligible for the special tax rates applicable to qualified dividend income if AngloGold Ashanti is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon AngloGold Ashanti furnishing a U.S. Shareholder annually with certain tax information. AngloGold Ashanti may not take the action necessary for a U.S. shareholder to make a QEF election in the event AngloGold Ashanti is determined to be a PFIC.
Information with Respect to Foreign Financial Assets
Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the AngloGold Ashanti’s ordinary shares in light of their particular circumstances.
Backup Withholding and Information Reporting
For a noncorporate U.S. Shareholder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to the noncorporate U.S. Shareholder within the United States, and to the payment of proceeds to the noncorporate U.S. Shareholder from the sale of AngloGold Ashanti’s ordinary shares effected at a United
States office of a broker.
Additionally, backup withholding (currently at a 24% rate) may apply to such payments if the noncorporate U.S. Shareholder fails to comply with applicable certification requirements or is notified by the IRS that the noncorporate U.S. Shareholder failed to report all interest and dividends required to be shown on the noncorporate U.S. Shareholder’s federal income tax returns.
A non-U.S. Shareholder is generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to the non-U.S. Shareholder outside the United States by AngloGold Ashanti or another non-United
States payor. A non-U.S. Shareholder is also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of AngloGold
Ashanti’s ordinary shares effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that the non-U.S. Shareholder is a United States person and the non-U.S. Shareholder has furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) the non-U.S. Shareholder otherwise establishes an exemption.
Payment of the proceeds from the sale of AngloGold Ashanti’s ordinary shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
A shareholder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the shareholder’s income tax liability by filing a refund claim with the IRS.
The determination of the actual tax consequences to a shareholder will depend on the shareholder’s specific situation.
Shareholders should consult their own tax advisors as to the tax consequences in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and changes in those laws.

10F.DIVIDENDS AND PAYING AGENTS
Not applicable.
10G.STATEMENT BY EXPERTS
Not applicable.
10H.DOCUMENTS ON DISPLAY
AngloGold Ashanti files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may access this information at the SEC’s home page (http://www.sec.gov). Copies of the documents referred to herein may be inspected at AngloGold Ashanti’s offices by contacting AngloGold Ashanti at Third Floor, Hobhouse Court, Suffolk Street, London SW1Y 4HH, United Kingdom,
Attention: Company Secretary, telephone number: +44 (0) 203 968 3320.
No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this annual report on
Form 20-F. References herein to the Company’s website shall not be deemed to cause such incorporation.
10I.SUBSIDIARY INFORMATION
Not applicable.
10J. ANNUAL REPORT TO SECURITY HOLDERS
AngloGold Ashanti has submitted its annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.
ITEM 11:QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
In the normal course of its operations, the Group is exposed to gold price and other commodity price risk, foreign exchange risk and interest rate risk. In order to manage these risks, the Group may enter into transactions which make use of derivatives. The
Group does not acquire, hold or issue derivatives for speculative purposes. The Group has developed a comprehensive risk management process to facilitate, control and monitor these risks.
Commodity price risk
Commodity price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. In order to manage gold price downside risk the Group may from time to time enter into transactions involving derivatives to hedge price risk for a portion of its production. The Group currently does not have any derivative financial instruments to manage this risk.
Foreign exchange risk
The Group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominantly priced in US dollars which exposes the Group to the risk of fluctuations in foreign exchange rates. The Group’s significant currency exposure arises from US dollar translations mainly on borrowings and cash denominated in Australian dollars, Tanzanian shillings and Ghanaian cedis.

Interest rate risk
The Group's interest rate risk arises mainly from variable interest rate borrowings due to the volatility in the United States,
Australian and Tanzanian interest rates. Interest rate risk arising from borrowings is offset by cash and cash equivalents and restricted cash held at variable rates.
The following is a breakdown of our financial instruments and a summary of fixed versus floating interest rate exposures.

US Dollar millions (1)	2026	2027	2028	2029	2030	Thereafter	Total	Fair value

Borrowings (2)

Fixed rate (US$)	—	—	750	—	700	300	1,750	1,729
Average interest rate	4.1%	4.1%	4.1%	4.6%	4.6%	6.5%

Variable rate (US$)	—	—	180	—	—	—	180	180
Average interest rate	10.9%	10.9%	10.9%	—	—	—
Variable rate (TZS)	—	—	117	—	—	—	117	117
Average interest rate	12.8%	12.8%	12.8%	—	—	—
	—	—	1,047	—	700	300	2,047	2,026

Cash and cash equivalents

Variable rate (US$)	1,158	—	—	—	—	—	1,158	1,158
Average interest rate	2.6%	—	—	—	—	—
Variable rate (ZAR)	27	—	—	—	—	—	27	27
Average interest rate	4.7%	—	—	—	—	—
Variable rate (AUD)	148	—	—	—	—	—	148	148
Average interest rate	3.5%	—	—	—	—	—
Variable rate (BRL)	27	—	—	—	—	—	27	27
Average interest rate	13.6%	—	—	—	—	—
Variable rate (GBP)	3	—	—	—	—	—	3	3
Average interest rate	0.8%	—	—	—	—	—
Variable rate (GHS)	58	—	—	—	—	—	58	58
Average interest rate	1.3%	—	—	—	—	—
Variable rate (EGP)	4	—	—	—	—	—	4	4
Average interest rate	13.9%	—	—	—	—	—
	1,425	—	—	—	—	—	1,425	1,425

Restricted cash

Variable rate (US$)	23	—	—	9	—	35	67	67
Average interest rate	1.1%	—	—	13.3%	—	1.3%
	23	—	—	9	—	35	67	67
(1) Information is presented in US dollar, which is the  reporting currency of AngloGold Ashanti.
(2) Borrowings reflect principal repayments in each year.
For further information on market risk, including on the sensitivity of our financial instruments to selected changes in interest rates and foreign exchange rates, refer to “Item 3D: Risk Factors—The price of gold, AngloGold Ashanti’s principal product, and other commodity market price fluctuations could adversely affect the profitability of operations”, “Item 3D: Risk Factors—Foreign exchange fluctuations may adversely affect the Company and may reduce the market value of AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by the Company”, “Item 3D: Risk Factors—The profitability of mining companies’ operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices”, and “Item 18: Financial Statements—Note 34—Financial risk management activities”.

ITEM 12:DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A.DEBT SECURITIES
Not applicable.
12B.WARRANTS AND RIGHTS
Not applicable.
12C.OTHER SECURITIES
Not applicable.
12D.AMERICAN DEPOSITARY SHARES
Not applicable.

PART II
ITEM 13:DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14:MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS
Not applicable.
ITEM 15: CONTROLS AND PROCEDURES
(a)Evaluation of Disclosure Controls and Procedures
As of 31 December 2025 (the “Evaluation Date”), the Company’s management, with the participation of its chief executive officer and chief financial officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in
Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (“DCP”). Based on such evaluation, the Company’s management has concluded that, as of the Evaluation Date, considering the material weakness in ICFR (as defined below) described below under Item 15(b), the Company’s DCP were not effective at ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. These DCP include without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow for timely decisions regarding required disclosure.
(b)Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining internal control over financial reporting (as defined in Rules
13a-15(f) and 15d-15(f) under the Exchange Act) (“ICFR”) for the Company. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS Accounting Standards, as issued by the IASB.
The Company’s ICFR includes those policies and procedures that:
•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and the directors of the Company; and
•provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, ICFR may not prevent or detect all misstatements on a timely basis.  Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
The Company’s management, with the participation of its chief executive officer and chief financial officer, has assessed the effectiveness of the Company’s ICFR as of the Evaluation Date. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (“COSO”). Based on this assessment, and using those criteria, considering the material weakness described below, management has concluded that the Company’s ICFR was not effective as of the Evaluation Date.
Deficiencies in the integration of recently acquired business into the Company’s existing control framework
A material weakness is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on a timely basis.
The Company’s management has identified both design and operating deficiencies in controls related to the integration of certain controls at its Centamin business into the Company’s existing control framework, including an ineffective review of directly posted manual journals, accounting of fair value uplift not being integrated into the financial reporting system and certain other items, that, in the aggregate, constituted a material weakness as of the Evaluation Date. The Company completed its acquisition of the
Centamin business on 22 November 2024. During the first year following the acquisition of the Centamin business in November
2024, management identified that certain controls at its Centamin business either had not yet been effectively designed or were not yet operating effectively, as part of the integration process of such controls into the Company’s existing control framework.
Certain controls at the Centamin business required further refinement and expansion to enhance consistency of execution, strengthen documentation and evidence retention, and ensure full alignment with the Company’s established control standards, procedures and methodologies.
As a result, the Company’s management has concluded that the Company did not design and maintain effective controls related to the integration of certain controls at the Centamin business into the Company’s existing control framework, and that these control deficiencies, in the aggregate, constituted a material weakness as of the Evaluation Date.
If not remediated, this material weakness could result in a material misstatement to the Company’s consolidated financial statements that would not be prevented or detected on a timely basis. The Company’s management did not identify any material misstatements in the Company's consolidated financial statements previously filed or included in this annual report on Form 20-F that were related to this material weakness.
(c)Remediation Efforts
The Company is committed to ensuring a strong internal control environment by fostering a culture of accountability, risk awareness, and continuous improvement in internal controls.
Remediation of Previously Reported Material Weakness
The Company’s management previously reported a material weakness, as of 31 December 2024, in respect of ineffective controls over the impairment and impairment reversal assessment processes associated with goodwill, intangible assets and long-lived assets, as disclosed in the Company’s annual report on Form 20-F for the financial year ended 31 December 2024
(the “2024 Form 20-F”). The Company’s management had initially reported this material weakness, as of 31 December 2023, as disclosed in the Company’s annual report on Form 20-F for the financial year ended 31 December 2023 (the “2023 Form 20-F”).
During 2025, the Company’s management, with oversight from the Company’s Audit and Risk Committee, successfully implemented the remediation plans previously announced for this material weakness, which were disclosed and discussed in the
2024 Form 20-F and the 2023 Form 20-F. During 2025, the Company’s management also successfully completed the testing necessary to conclude that the controls in respect thereof were effectively designed and operating effectively. As a result of the successful implementation of the previously announced remediation plans and the testing of the design and operating effectiveness of the newly designed and enhanced controls, the Company’s management has concluded that this material weakness has been remediated as of the Evaluation Date.
Plans to Remediate Identified Currently Unremediated Material Weakness
As of the date of this annual report on Form 20-F, the Company’s management, in consultation with its Audit and Risk
Committee, is actively engaged in efforts to remediate the currently unremediated material weakness identified in Item 15(b)
above and has prepared a remediation plan, the key aspects of which are set out below:
•Refining and expanding the design of selected controls to ensure they fully capture required Company execution steps and evidence standards, as well as providing targeted training to staff responsible for executing such controls;
•Strengthening the evidence in support of management’s review control over directly posted manual journal entries;
•Incorporating the accounting of fair value uplift on property, plant and equipment in the fixed asset register in the
Company’s SAP Enterprise Resource Planning (“ERP”) software system and eliminating reliance on the spreadsheet application Excel for the calculation of depreciation at the Centamin consolidated level;
•Integrating the remaining subsidiaries of the Centamin business into the Company’s consolidation system (HFM) and eliminating reliance on the spreadsheet application Excel for the consolidation of those subsidiaries;
•Providing refresher training to all staff involved in the Company’s ICFR process on Company ICFR expectations in relation to evidence standards and retention; and
•Monitoring remediation progress on a quarterly basis and reporting to the Company’s Audit and Risk Committee to ensure timely and effective implementation.
The Company’s management believes that the measures described above, as well as other measures that may be implemented, will remediate the currently unremediated material weakness described in Item 15(b) above. However, this material weakness will not be considered remediated until the relevant remediation plan has been fully implemented and there has been appropriate time for the Company’s management to conclude, through testing, that the related controls have been effectively designed and are operating effectively. As the Company’s management continues to evaluate and improve its ICFR, it may decide to take additional measures to address any control deficiencies or otherwise strengthen its controls, or it may determine to reconsider and modify certain of the remediation measures identified above. The Company expects to next assess the effectiveness of its
ICFR as of 31 December 2026.
(d)Attestation Report of the Registered Public Accounting Firm
The Company’s independent registered public accounting firm, PricewaterhouseCoopers Inc., has audited the effectiveness of the Company’s ICFR as of the Evaluation Date, as stated in its report, which is provided in “Item 18: Financial Statements” in this annual report on Form 20-F.
(e)Changes in Internal Control over Financial Reporting
As of the date of this annual report on Form 20-F, the Company’s management, in consultation with the Company’s Audit and
Risk Committee, is actively engaged in efforts to remediate the currently unremediated material weakness identified in Item 15(b)
above and has prepared a remediation plan for such material weakness, the key aspects of which are set out above in Item
15(c).
During 2025, the Company’s management also identified a prior period error relating to the classification of deferred taxation assets and liabilities and current taxation liability with regards to its operations in Brazil, which it determined to be immaterial.
See “Item 18: Financial Statements—Note 1.4—Error in the classification of deferred taxation assets and liabilities and current taxation liability”. The Company’s management has concluded that this matter did not result in a material weakness as of the
Evaluation Date.
Other than the changes related to (i) a newly designed control at its Brazilian operations following the identification of the prior period error described above, (ii) designing and implementing the relevant controls for the Centamin business and (iii) the remediation efforts referred to under Item 15(c) above, during the period covered by this annual report on Form 20-F, there were no changes in the Company’s ICFR identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
See also “Item 3D: Risk Factors—AngloGold Ashanti’s inability to maintain effective disclosure controls and procedures and an effective system of internal control over financial reporting could negatively impact its ability to accurately and timely report its financial results and other material disclosures, or otherwise cause it to fail to meet its reporting obligations”.
ITEM 16A:AUDIT COMMITTEE FINANCIAL EXPERT
Membership of the Audit and Risk Committee comprises only independent non-executive directors, in accordance with the requirements of Rule 10A-3 under the Exchange Act and Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual,
which incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act.
The Board has determined that Diana Sands, Chairperson of the Audit and Risk Committee, is an audit committee financial expert. The Board has also determined that each member of the Audit and Risk Committee meets the financial literacy requirements applicable under NYSE Listing Standards.
ITEM 16B:CODE OF ETHICS
In order to comply with the Company’s obligation in terms of the Sarbanes-Oxley Act, and in the interests of good governance, the Company has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted inter alia (i) a
Code of Business Principles and Ethics applicable to all directors, officers, employees, contractors and consultants of the
Company, (ii) a Code of Ethics for Senior Financial Officers applicable to the Chief Executive Officer, Chief Financial Officer and
Senior Vice President: Group Finance of the Company, and (iii) a whistle-blowing policy (in the form of its Speak-up Group
Standard) that encourages employees to report anonymously if they wish and without fear of retaliation acts of an unethical or illegal nature that affect the Company’s interests. The Code of Business Principles and Ethics expresses the Company’s commitment to the conduct of its business in line with ethical standards and is designed to enable directors, officers, employees, contractors and consultants to perform their roles and duties with integrity and responsibility.
The Speak-up Group Standard provides channels for employees to report acts and practices that are in conflict with the
Company’s Code of Business Principles and Ethics or are unlawful, including financial malpractice or dangers to the public or the environment. Reports may be made to management or through several mediums including internet (web and mobile web platforms), and telephone. All reports not made to management are administered by a third party, NAVEX, to ensure independence of the process. Reported cases are relayed to management through Group Compliance. The reporting governance structure is designed to ensure that senior executives and Board members are not privy to or have access to reports made against them, maintaining confidentiality and impartiality throughout the process. A report is provided by Group

Compliance to the Serious Concerns Committee, a management committee, on a quarterly basis as well as the Social, Ethics and Sustainability Committee and the Audit and Risk Committee on a semi-annual basis. Reporters have the option to request feedback on reported cases. The Speak-up Group Standard encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or other management including legal, compliance, human resources or internal audit.
The Code of Business Principles and Ethics for directors, officers, employees, contractors and consultants of the Company, the
Code of Ethics for Senior Financial Officers for the Chief Executive Officer, Chief Financial Officer and Senior Vice President:
Group Finance of the Company, and the whistle-blowing policy (in the form of its Speak-up Group Standard) are available on the
Company’s website at https://www.anglogoldashanti.com/sustainability/governance/policies-standards/.
ITEM 16C:PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers Inc. (“PwC”) served as AngloGold Ashanti’s independent registered public accountants for each of the two financial years in the two-year period ended 31 December 2025, for each of which audited financial statements appear in this annual report on Form 20-F.
The following table presents the aggregate fees for professional services and other services rendered by PwC to AngloGold
Ashanti in 2025 and 2024:

($ in millions)	2025 (5)	2024 (5)
Audit fees(1)	10.40	11.40
Audit-related fees(2)	2.60	2.60
Tax fees(3)	—	0.20
All other fees(4)	0.20	0.20
Total	13.20	14.40
(1)The Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC.
(2)Audit-related fees consist of fees billed for assurance and related services.
(3)Tax fees include fees billed for tax advice and tax compliance services.
(4)All other fees include non-audit services such as fees for the US GAAP transition and subscription fees for PwC’s digital platform on accounting and business insights.
(5)Also includes fees for professional services and other services rendered by PricewaterhouseCoopers LLP as the UK statutory auditors of the Company for the purposes of the UK Companies Act.
Audit and Risk Committee Pre-Approval Policies and Procedures
Under the Charter of the Audit and Risk Committee (the “A&RC Charter”), the Audit and Risk Committee must pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm, as set forth in
Section 10A of the Exchange Act (subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act) and the rules and regulations promulgated thereunder by the SEC. As permitted under the A&RC Charter, the
Audit and Risk Committee has delegated the pre-approval authority to the chair of the Audit and Risk Committee, Ms. Diana
Sands, or her designated official.
All non-audit services provided to AngloGold Ashanti by its independent registered public accounting firm during 2025 were reviewed and approved according to the procedures described above. None of such services provided during 2025 were approved under the de minimis exception allowed under the Exchange Act.
ITEM 16D:EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E:PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS
During the financial year ended 31 December 2025, neither AngloGold Ashanti nor any of its affiliated purchasers purchased any equity securities that are registered by AngloGold Ashanti pursuant to Section 12 of the Exchange Act.
ITEM 16F:CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G:CORPORATE GOVERNANCE
While AngloGold Ashanti is incorporated under the laws of England and Wales and therefore subject to the UK Companies Act and its articles of association, its ordinary shares are not listed on any securities exchange in the United Kingdom and therefore the Company is not subject to the listing rules in the UK.
AngloGold Ashanti’s ordinary shares are listed on the NYSE. We do not believe AngloGold Ashanti’s corporate governance practices differ significantly from those followed by U.S. domestic companies under the NYSE Listing Standards other than as described below.
The NYSE Listing Standards generally require shareholder approval for the adoption of, or any material revisions to, equity compensation plans. However, under the NYSE Listing Standards, AngloGold Ashanti is permitted to follow home country practice in lieu of such requirements and has elected to do so. Under its articles of association and the UK Companies Act,
AngloGold Ashanti is not required to seek shareholder approval for the adoption of, or any material revisions to, equity compensation plans.
The NYSE Listing Standards also generally require shareholder approval for certain issuances of securities. However, under the
NYSE Listing Standards, AngloGold Ashanti is permitted to follow home country practice in lieu of such requirements and has generally elected to do so. While under its articles of association and the UK Companies Act, AngloGold Ashanti is not required to seek shareholder approval for issuances of securities in all circumstances for which the NYSE Listing Standards applicable to
U.S. domestic companies require such shareholder approval, its articles of association provide that, with respect to any issuance of common stock, or securities convertible into or exercisable for common stock, in which either the voting power or number of such securities constitutes, or upon issuance will constitute, 20% or more of the voting power or number of securities outstanding before such issuance, AngloGold Ashanti must obtain shareholder approval, which requirement is in compliance with the NYSE
Listing Standards applicable to U.S. domestic companies. Furthermore, if any issuance of securities were to exceed the directors’ authority to allot securities or disapply pre-emption rights pursuant to AngloGold Ashanti’s articles of association, shareholder approval would also be required in respect of such issuance.
ITEM 16H:MINE SAFETY DISCLOSURE
The information concerning certain mine safety violations or other regulatory matters required pursuant to Section 1503(a) of the
Dodd-Frank Wall Street Reform and Consumer Protection Act and this Item 16H of Form 20-F is included in Exhibit 19.16 to this annual report on Form 20-F.
ITEM 16I:DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT
INSPECTIONS
Not applicable.
ITEM 16J:INSIDER TRADING POLICIES
AngloGold Ashanti has adopted an insider trading group standard governing the purchase, sale and other dispositions of
AngloGold Ashanti’s securities by directors, senior management, employees, contractors and consultants of AngloGold Ashanti, as well as their associates, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to AngloGold Ashanti. A copy of the AngloGold Ashanti Insider Trading Group
Standard is filed as Exhibit 19.11 hereto.
ITEM 16K:CYBERSECURITY
Risk Management and Strategy
AngloGold Ashanti’s cybersecurity governance employs a comprehensive and integrated approach to risk management, engaging both internal teams and third-party service providers. The Company has established protocols for continuous monitoring and proactive management of cybersecurity threats through daily and weekly meetings and continuous interactions with its third-party around-the-clock Cyber Security Operations Centre (the “SOC”). As part of the Company’s commitment to continuously improve its cybersecurity posture, AngloGold Ashanti’s digital technology team assists the cybersecurity team to complete a number of industry-best practice controls to ensure that the Company maintains a security score above industry benchmarks according to third-party rating services. In addition to maintaining the practices and controls to achieve such security scores, the SOC regularly engages in discussions with AngloGold Ashanti’s internal cyber safety team and other digital technology stakeholders to address identified threats and vulnerabilities. The Company’s cybersecurity strategy includes monthly cross-departmental cyber risk management meetings and maintenance of a detailed cyber risk register, continuously updated to promote thorough risk assessment. Annually, the Company conducts external penetration tests and monthly internal phishing simulations to evaluate and enhance its incident response capabilities and employee alertness to cyber threats. Regular tabletop exercises conducted with senior leadership and run by the Chief Information Officer (“CIO”) (designated the Vice President
Digital Technology) and Chief Information Security Officer (“CISO”) (designated the Vice President Cyber Safety) to further reinforce the Company’s preparedness in responding to potential cyber incidents, ensuring the security and trust of its stakeholders in its robust cyber governance practices.
The Company’s cybersecurity processes are integrated into its broader enterprise-wide risk management systems. The routine engagement between AngloGold Ashanti’s internal cyber safety team and other digital technology stakeholders, other internal departments and the SOC underscores the Company’s comprehensive approach to risk assessment and mitigation. To better integrate with the Company’s risk management systems, weekly and monthly meetings between the cyber safety team and representatives from the digital technology function and Group Risk Management, respectively, have been implemented.  The
CISO meets with the CIO on a weekly basis. In addition, there are monthly Cyber Risk Committee working group meetings involving members from Group Internal Audit, Group Risk Management, Group Security, Group Safety and Group Compliance.
The Company routinely engages third parties in its cybersecurity operations. This engagement includes:
•Periodically consulting with external experts to provide specialised services on cybersecurity (such as penetration test exercises).
•Annual reviews conducted by AngloGold Ashanti’s Group Internal Audit, using the Center for Internet Security (“CIS”)
framework as a benchmark to gauge the Company’s cybersecurity readiness.
•Utilising a third-party training platform to conduct and report upon cyber safety awareness training, which includes a range of predefined training modules (“Cyber Safety Awareness Training”). This mandatory training is designed to ensure staff remain updated on the latest cyber safety practices.
•Collaboration with a dedicated partner focused on operational technology cybersecurity. The Company believes partnerships of this type are essential for addressing specific cybersecurity challenges in operational technology environments.
•Outsourcing AngloGold Ashanti’s SOC to a managed service provider. The SOC operates around the clock, offering continuous monitoring and proactive response to potential cybersecurity threats.
AngloGold Ashanti has subscribed to well-established third-party risk management solutions to fortify its oversight of third-party cyber risks, utilising their continuous monitoring and risk rating system to preemptively address and mitigate potential threats in its vendor network. In addition to these proactive measures, the Company has reached out specifically to vendors with access to the AngloGold Ashanti network, ensuring they comply with its mandatory Cyber Safety Awareness Training mandate. This initiative emphasises the importance of completing training campaigns and increasing cyber awareness about various cyber risks, such as clicking on malicious links. This targeted outreach to the Company’s vendors with access to the AngloGold Ashanti network forms a vital part of AngloGold Ashanti’s strategy to manage cybersecurity threats from third-party service providers.
Further, starting from the first quarter of 2023, the Company has initiated a process to include a cybersecurity clause in new vendor contracts to assert a proactive cyber defence posture, ensuring service level agreements, roles and responsibilities for managing cybersecurity threats are established from the outset of its commercial relationships. For contracts that were in place prior to this initiative, the Company expects to incorporate cybersecurity clauses upon their amendment and/or renewal. This initiative is part of a broader effort to embed AngloGold Ashanti’s cybersecurity standards into all third-party relationships.
As of the date hereof, AngloGold Ashanti is not aware of any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect AngloGold Ashanti’s business strategy, results of operations or financial condition.
AngloGold Ashanti continually assesses and monitors potential threats and vulnerabilities. For additional information regarding how risks from cybersecurity threats or incidents could materially affect AngloGold Ashanti’s business, financial condition, results of operations, cash flows, ability to pay dividends and/or stock price, see “Item 3D: Risk Factors—AngloGold Ashanti may be subject to cybersecurity breaches and the Company’s data protection practices may be insufficient or inconsistent with applicable laws”.
Governance
Management Systems
AngloGold Ashanti has established governance procedures to manage cybersecurity threats. Several individuals in management positions, including the CIO, the CISO and specific management committees are tasked with gauging cybersecurity threats and formulating strategies to counteract them.
Management at AngloGold Ashanti plays a pivotal role in both assessing and managing the Company’s risks stemming from cybersecurity threats. The Company’s CIO is accountable for the Company’s digital technology function. The Company’s CISO leads the Company’s cybersecurity strategy and initiatives. Alongside internal legal expertise, the Company has engaged external counsel for cybersecurity legal matters to provide specialised knowledge and legal insight. This partnership enhances the Company’s cybersecurity framework and prioritises the Company being at the forefront of legal compliance and risk management. Specialised management working groups such as the Cyber Risk Committee working group also play a pivotal role, possessing a mix of technical cybersecurity skills and broad risk management capabilities to address the complexities of cybersecurity challenges. With this collective expertise, both internal and external, each individual and committee member is strategically positioned to further AngloGold Ashanti’s efforts against potential cybersecurity threats.
There are well-defined processes in place through which these individuals and management committees are kept informed about cybersecurity matters. This includes regular updates on the prevention of potential threats, detection of actual threats, mitigation strategies, and post-incident remediation efforts. These processes are designed so that the Company’s management is aware of the current threat landscape and the actions being taken to address it. The CIO is consistently kept informed of any cyber-related topics by the CISO during the weekly Digital Technology Management Committee meetings (when required) and/or in their weekly one-on-one meetings. The CISO develops a comprehensive understanding of all activities within the cyber safety team through weekly one-on-one meetings with each team lead. This structured and layered approach of communication is designed to ensure that the CIO is equipped to provide updates on cybersecurity matters directly to the Audit and Risk Committee.
The Company’s Group Risk Management and Group Internal Audit functions have also incorporated cybersecurity into their mandate, reinforcing the importance of cybersecurity across all levels of the Company. Members from Group Internal Audit and
Group Risk Management participate in monthly Cyber Risk Committee working group meetings together with members from
Group Security and Group Compliance. From a disclosure perspective, the Company assesses the materiality of reported cybersecurity incidents exclusively through its Disclosure Committee, which provides a focused and expert evaluation of such incidents against the relevant disclosure standards.
Key Cyber Management
Robin Fell (48)
Bsc (Hons), Physics, Durham University
TOGAF Certification Programme, The Open Group
Project Management Professional (PMP), Project Management Institute
Chief Information Officer (Senior Vice President Digital Technology)
Robin Fell was appointed as CIO of the Company with effect from 1 April 2022 and is the Company’s Senior Vice President
Digital Technology.
Robin is responsible for planning, implementing, managing and overseeing the overall use of digital technology across business units, development projects and corporate offices within the Company. A key strategic aspect of his role is to manage the successful convergence of information and operational technology to protect the business and achieve crucial competitive advantage. Robin is also responsible for assessing how various emerging digital technologies can benefit the Company and improve business processes and outcomes. Robin is the owner of the Company’s “Digital Technology Roadmap” and responsible for ensuring its alignment with the overall business strategy.
Mornay Walters (56)
PG DIP Information Systems, Leeds Becket University UK
Chief Information Security Officer (Vice President Cyber Safety)
Mornay Walters was appointed CISO of the Company with effect from 1 September 2017 and is the Company’s Vice President
Cyber Safety. Mornay is responsible for the global Cyber Safety Strategy and Operations within the Company.
Board Oversight
The Company has set up mechanisms to regularly inform both the board of directors and the Audit and Risk Committee about any potential cybersecurity threats and the measures and strategies taken to counteract them. The Audit and Risk Committee
Charter has been tailored to grant the committee specific responsibilities in monitoring and reviewing the Company’s cybersecurity programme. This includes active engagement in discussions with management on material cybersecurity incidents, related threats, vulnerabilities, defences and planned responses. The quarterly Audit and Risk Committee meetings are designed to ensure ongoing diligence in overseeing management of cybersecurity risks. Integral to this process is the role of the CIO. The
Company’s CIO, who is regularly updated about cybersecurity matters in weekly Digital Technology Management Committee meetings (when required) and/or in weekly one-on-one meetings with the CISO, serves as the primary interface to the board of directors via the Audit and Risk Committee. To this end, the CIO attends the Audit and Risk Committee meetings, accompanied by the CISO as required. The CIO reports any questions and advice from the Audit and Risk Committee back to the management experts, providing for a coordinated and responsive approach to cyber risk management. Together, when appropriate, the CIO and CISO provide a robust and reliable channel of communication with the board of directors through the Audit and Risk
Committee, facilitating the escalation of cyber risks to the board of directors where necessary via the Audit and Risk Committee.
This approach aims to keep the board of directors consistently informed about the state of cybersecurity threats and the strategies employed to tackle them. Furthermore, the Head of the Company’s Group Internal Audit team (which has cybersecurity within its purview) also has a direct line of communication with the Audit and Risk Committee as well as the
Chairperson of the board of directors, which structure complements the Company’s reporting mechanism in order to keep the board of directors informed from multiple perspectives about cybersecurity matters.

PART III
ITEM 17:FINANCIAL STATEMENTS
Not applicable.

ITEM 18:FINANCIAL STATEMENTS
The consolidated financial statements of AngloGold Ashanti plc for each of the three financial years in the period ended
31 December 2025 were authorised for issuance on 26 March 2026 by the Board of Directors and were signed on its behalf by
Gillian A Doran, Chief Financial Officer.
The report of independent registered public accounting firm PricewaterhouseCoopers Inc., Johannesburg, Republic of South
Africa (PCAOB ID # 1308) is included in this Item 18.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of AngloGold Ashanti plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying group statements of financial position of AngloGold Ashanti plc and its subsidiaries (the
“Company”) as of 31 December 2025, 31 December 2024 and 31 December 2023, and the related consolidated group income statements, group statements of comprehensive income, group statements of changes in equity, and group statements of cash flows for each of the three years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31
December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2025, 31 December 2024 and 31 December 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on criteria established in Internal
Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to deficiencies in the integration of a recently acquired business into the Company’s existing control framework.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal
Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 31 December 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in
Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.
Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Environmental rehabilitation provisions – Brazil (AGA Mineração)
As described in Note 26 to the consolidated financial statements, the Company’s provisions for environmental rehabilitation comprise a provision for decommissioning of $206 million (2024: $203 million) and a provision for restoration of $523 million
(2024: $497 million) as at 31 December 2025. The Company’s provisions for environmental rehabilitation include a portion relating to Brazil (AGA Mineração) (herein after referred to as “Brazil”). The determination of these provisions is based on, among other considerations, judgments and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate mine sites, estimates of future inflation, exchange rates and discount rates, with significant judgment being applied by management in estimating the timing and amount of future costs.
The principal considerations for our determination that performing procedures relating to the environmental rehabilitation provisions for Brazil is a critical audit matter are (i) the significant judgment by management in determining the timing and amount of future costs to be incurred to rehabilitate mine sites; (ii) a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assumptions relating to future cost estimates, with Brazil being particularly complex due to changing regulations; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of the environmental rehabilitation provisions calculations for Brazil and in particular the review of underlying future cost estimates to be incurred to rehabilitate the mine sites. These procedures also included, among others, testing management’s process for calculating the environmental rehabilitation provisions for Brazil, evaluating the competence and objectivity of management’s experts who produced future cost estimates, evaluating the appropriateness of the methodology used in the calculations, and testing the completeness, accuracy and relevance of the underlying data used in the calculations. In evaluating the appropriateness of future cost estimates, we validated that costs underpinning the accounting provision represent management’s and the experts’ best estimate of expenditure, based on the current extent of mine damage as well as any risk adjustments included in the estimate. Professionals with specialized skill and knowledge were utilized to assist in evaluating the reasonableness of key assumptions including the timing and amount of future costs to be incurred to rehabilitate the mine sites.
/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
26 March 2026
We have served as the Company’s auditor since 2022.

PAGE LEFT BLANK INTENTIONALLY

ANGLOGOLD ASHANTI PLC
Group income statement
FOR THE YEARS ENDED December 31, 2025, 2024 and 2023

Figures in millions, except per share amounts	Notes	2025	2024	2023
		US Dollars

Revenue from product sales	3	9,893	5,793	4,582
Cost of sales	4	(5,022)	(3,726)	(3,541)
Loss on non-hedge derivatives and other commodity contracts		—	—	(14)
Gross profit		4,871	2,067	1,027
Corporate administration, marketing and related expenses		(138)	(118)	(94)
Exploration and evaluation costs		(267)	(252)	(254)
Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets	14, 15	(88)	58	(221)
Corporate restructuring costs		—	—	(314)
Other (expenses) income	5	(248)	(144)	(104)
Finance income	7	152	160	127
Foreign exchange and fair value adjustments		(41)	(87)	(154)
Finance costs and unwinding of obligations	6	(220)	(167)	(157)
Share of associates and joint ventures’ profit	19	255	155	207
Profit before taxation		4,276	1,672	63
Taxation	10	(1,102)	(623)	(285)
Profit (loss) for the year		3,174	1,049	(222)

Attributable to:
Equity shareholders		2,636	1,004	(235)
Non-controlling interests		538	45	13
		3,174	1,049	(222)

Earnings (loss) per ordinary share
Basic earnings (loss) per ordinary share (US cents)	11	519	233	(56)
Diluted earnings (loss) per ordinary share (US cents)	11	518	233	(56)

ANGLOGOLD ASHANTI PLC
Group statement of comprehensive income
FOR THE YEARS ENDED December 31, 2025, 2024 and 2023

Figures in millions	2025	2024	2023
	US Dollars
Profit (loss) for the year	3,174	1,049	(222)

Items that will be reclassified subsequently to profit or loss:	49	(46)	5
Exchange differences on translation of foreign operations	49	(46)	5

Items that will not be reclassified subsequently to profit or loss:	22	26	(2)
Exchange differences on translation of non-foreign operations	—	—	(10)
Fair value of equity securities through other comprehensive income	25	23	(2)
Actuarial (loss) gain recognised	(3)	4	11
Deferred taxation thereon	—	(1)	(1)

Other comprehensive income (loss) for the year, net of tax	71	(20)	3

Total comprehensive income (loss) for the year, net of tax	3,245	1,029	(219)

Attributable to:
Equity shareholders	2,707	984	(232)
Non-controlling interests	538	45	13
	3,245	1,029	(219)

ANGLOGOLD ASHANTI PLC
Group statement of financial position
AS AT December 31, 2025, 2024 and 2023

Figures in millions	Notes	2025	2024	2023
			Revised(1)(2)	Revised(1)(2)
		US Dollars
ASSETS
Non-current assets
Tangible assets	15	8,515	8,512	4,419
Right of use assets	16	187	123	142
Intangible assets	17	106	98	107
Investments in associates and joint ventures	19	726	530	599
Other investments		12	54	1
Loan receivable	19	200	203	358
Inventories	20	175	158	2
Trade, other receivables and other assets (1)	21	249	213	212
Contingent considerations (1)		60	30	42
Reimbursive right for post-retirement benefits	27	51	49	35
Deferred taxation (2)	28	106	85	132
Cash restricted for use	22	44	41	34
		10,431	10,096	6,083
Current assets
Loan receivable	19	133	260	148
Inventories	20	1,076	1,055	829
Trade, other receivables and other assets (1)	21	426	356	193
Contingent considerations (1)		62	18	6
Cash restricted for use	22	23	20	34
Cash and cash equivalents	23	2,905	1,425	964
Assets held for sale (3)		22	—	—
		4,647	3,134	2,174

Total assets		15,078	13,230	8,257
EQUITY AND LIABILITIES
Share capital and premium	24	554	526	420
Accumulated profit (loss) and other reserves		7,537	6,103	3,291
Shareholders’ equity		8,091	6,629	3,711
Non-controlling interests	18	1,825	1,884	29
Total equity		9,916	8,513	3,740

Non-current liabilities
Borrowings	25	2,025	1,901	2,032
Lease liabilities	16	155	65	98
Environmental rehabilitation and other provisions	26	687	656	636
Provision for pension and post-retirement benefits	27	61	57	64
Trade and other payables		14	6	5
Deferred taxation (2)	28	600	502	395
		3,542	3,187	3,230
Current liabilities
Borrowings	25	19	83	207
Lease liabilities	16	59	76	73
Trade and other payables	29	1,001	957	772
Environmental rehabilitation and other provisions	26	131	109	80
Bank overdraft	23	23	28	9
Taxation (2)	30	377	277	146
Liabilities held for sale (3)		10	—	—
		1,620	1,530	1,287

Total liabilities		5,162	4,717	4,517

Total equity and liabilities		15,078	13,230	8,257
(1)Contingent considerations, which was previously reported as part of trade, other receivables and other assets, is now reported separately on the statement of financial position as a result of a change in presentation policy. The change was made to provide more relevant and reliable information to users of the financial statements given the nature and measurement basis of these receivables. Comparative periods have been reclassified. The increase in contingent considerations from December 2024 is mainly as a result of contingent considerations recognised for the sale of the Doropo and ABC projects of $38m and the sale of MSG of $44m, partly offset by a decrease in the
Gramalote contingent consideration of $8m, resulting from a change in the timing of stage gate payments.
(2)Comparative periods have been retrospectively revised, where indicated, due to the prior period error in the classification of deferred and current taxation assets and liabilities. Refer to Note 1.4.
(3)  The assets and liabilities held for sale relate to the La Colosa project being classified as a disposal group held for sale.

ANGLOGOLD ASHANTI PLC
Group statement of cash flows
FOR THE YEARS ENDED December 31, 2025, 2024 and 2023

Figures in millions	Notes	2025	2024	2023

		US Dollars
Cash flows from operating activities
Cash generated from operations	31	5,409	2,063	871
Dividends received from joint ventures	19	122	88	180
Taxation refund	30	11	6	36
Taxation paid	30	(758)	(189)	(116)
Net cash inflow from operating activities		4,784	1,968	971

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	15, 17	(1,449)	(1,090)	(1,042)
Acquisition of assets	13	(158)	—	—
Dividends from associates and other investments		—	12	12
Proceeds from disposal of tangible assets		14	16	14
Acquisition of subsidiary, net of cash acquired		—	68	—
Other investments and assets acquired		(3)	(30)	—
Proceeds from disposal of other investments (1)		70	—	20
Payment from disposal of joint ventures and associates		—	(2)	—
Loans advanced to associates and joint ventures		—	(1)	(1)
Contingent consideration received		19	5	—
Repayment of loans advanced to joint ventures		161	149	—
Proceeds from disposal of subsidiaries, net of cash disposed	14	77	—	—
(Increase) decrease in cash restricted for use		(3)	5	(9)
Interest received		92	106	109
Net cash outflow from investing activities		(1,180)	(762)	(897)

Cash flows from financing activities
Share securities tax on redomicile and reorganisation		—	—	(19)
Proceeds from borrowings	25	285	655	343
Repayment of borrowings	25	(245)	(909)	(87)
Repayment of lease liabilities	16	(92)	(91)	(94)
Finance costs - borrowings	25	(164)	(126)	(111)
Finance costs - leases	16	(17)	(11)	(11)
Other borrowing costs		—	(1)	(1)
Dividends paid to external shareholders and distributions to non-controlling interests		(1,871)	(244)	(107)
Net cash outflow from financing activities		(2,104)	(727)	(87)

Net increase (decrease) in cash and cash equivalents		1,500	479	(13)
Translation		(15)	(37)	(138)
Cash and cash equivalents at beginning of year (net of bank overdraft)		1,397	955	1,106
Cash and cash equivalents at end of year (net of bank overdraft)	23	2,882	1,397	955
(1)The proceeds relate to the disposal of the investment in G2 Goldfields Inc.

ANGLOGOLD ASHANTI PLC
Group statement of changes in equity
FOR THE YEARS ENDED December 31, 2025, 2024 and 2023

	Equity holders of the parent
Figures in millions	Share capital and premium	Reorganisation and merger reserve	Other capital reserves (1)	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve (2)	Total	Non- controlling interests	Total equity
US Dollars
Balance at 31 December 2022	—	7,239	81	(1,774)	(52)	(13)	(1,441)	4,040	35	4,075
(Loss) profit for the year	—	—	—	(235)	—	—	—	(235)	13	(222)
Other comprehensive (loss) income	—	—	—	—	(2)	10	(5)	3	—	3
Total comprehensive (loss) income	—	—	—	(235)	(2)	10	(5)	(232)	13	(219)
Shares issued	—	15	—	—	—	—	—	15	—	15
Share-based payment for share awards net of exercised	—	—	(2)	—	—	—	—	(2)	—	(2)
Dividends paid (Note 12)	—	—	—	(91)	—	—	—	(91)	—	(91)
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	—	(19)	(19)
Redomicile and reorganisation	420	(420)	—	—	—	—	—	—	—	—
Share securities tax on redomicile and reorganisation	—	(19)	—	—	—	—	—	(19)	—	(19)
Issue of bonus shares	6,500	—	—	—	—	—	—	6,500	—	6,500
Cancellation of bonus shares	(6,500)	—	—	—	—	—	—	(6,500)	—	(6,500)
Transfer on disposal and derecognition of equity investments	—	—	—	(50)	50	—	—	—	—	—
Translation	—	—	(3)	2	—	1	—	—	—	—
Balance at 31 December 2023	420	6,815	76	(2,148)	(4)	(2)	(1,446)	3,711	29	3,740
Profit for the year	—	—	—	1,004	—	—	—	1,004	45	1,049
Other comprehensive income (loss)	—	—	—	—	23	3	(46)	(20)	—	(20)
Total comprehensive income (loss)	—	—	—	1,004	23	3	(46)	984	45	1,029
Employee share scheme issues	24	—	(24)	—	—	—	—	—	—	—
Equity-settled share-based payments	—	—	28	—	—	—	—	28	—	28
Dividends paid (Note 12)	—	—	—	(172)	—	—	—	(172)	—	(172)
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	—	(74)	(74)
Acquisition of Centamin	82	1,996	—	—	—	—	—	2,078	1,884	3,962
Balance at 31 December 2024	526	8,811	80	(1,316)	19	1	(1,492)	6,629	1,884	8,513
Profit for the year	—	—	—	2,636	—	—	—	2,636	538	3,174
Other comprehensive income (loss)	—	—	—	—	25	(3)	49	71	—	71
Total comprehensive income (loss)	—	—	—	2,636	25	(3)	49	2,707	538	3,245
Employee share scheme issues	28	—	(28)	—	—	—	—	—	—	—
Equity-settled share-based payments	—	—	40	—	—	—	—	40	—	40
Dividends paid (Note 12)	—	—	—	(1,283)	—	—	—	(1,283)	—	(1,283)
Transfers from reserve to retained earnings	—	—	—	39	(42)	—	—	(3)	—	(3)
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	—	(585)	(585)
Other	—	—	—	—	—	—	—	—	(12)	(12)
Translation	—	—	—	—	—	1	—	1	—	1
Balance at 31 December 2025	554	8,811	92	76	2	(1)	(1,443)	8,091	1,825	9,916
(1)Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $8m (2024: $8m;
2023: $8m), surplus on equity transaction of joint venture of $38m (2024: $36m; 2023: $36m), equity items for share-based payments of $50m (2024: $38m; 2023:
$33m) and other reserves.
(2) Foreign currency translation reserve includes a loss of $1,411m (2024: $1,411m; 2023: $1,411m) that will not re-cycle through the income statement and a loss of
$32m (2024: $81m; 2023: $35m) relating to the foreign operations that will re-cycle through the income statement on disposal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ANGLOGOLD ASHANTI PLC
Notes to the consolidated financial statements
FOR THE YEARS ENDED  31 December, 2025, 2024 and 2023
1STATEMENT OF COMPLIANCE
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB).
IFRS Accounting Standards, interpretations and amendments to published IFRS Accounting Standards
The following new IFRS Accounting Standards and amendments to published IFRS Accounting Standards which were effective for the first time from 1 January 2025, were adopted by, and had no material impact on, the AngloGold Ashanti Group (Group):
•Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ relating to the lack of exchangeability
All other IFRS Accounting Standards, interpretations and amendments to published IFRS Accounting Standards are assessed as not applicable to the Group.
IFRS Accounting Standards, amendments and interpretations issued which are relevant to the Group, but not yet effective
The amendments to IFRS Accounting Standards issued which are or may become relevant to the Group, but are not yet effective on 31 December 2025, include:
•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 ‘Financial
Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ (effective 1 January 2026)
The amendments introduce an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. They also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. This amendment has had no impact on the Group.
•IFRS 18 ‘Presentation and Disclosure in Financial Statements’ (IFRS 18) (effective 1 January 2027)
IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’, introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other
IFRS Accounting Standards.
The Group is assessing the impact of IFRS 18 on its financial statements. IFRS 18 will primarily affect the presentation and disclosure of financial performance and is not expected to have an impact on measurement. The Group does not intend to early adopt IFRS 18. An implementation project will commence in 2026 to assess changes to systems, processes and accounting policies.
1.1BASIS OF PREPARATION
The consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for the revaluation of certain assets and liabilities to fair value. The Group’s accounting policies are consistent in all material respects with those applied in the previous year.
The Group financial statements are presented in US dollars and rounded to USD millions, unless otherwise stated. All results are from continuing operations unless otherwise stated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.
Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
In the event where the Group and other investors collectively control the entity and they act together to direct the relevant activities, the investment is accounted for as a joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. The Group re-
assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control. Intra-group transactions, balances and unrealised gains and losses on transactions between Group companies, including any resulting tax effects are eliminated.
Going concern
The going concern assessment included the preparation of detailed cash flow forecasts for at least 12 months from when the financial statements are authorised for issue and updated life-of-mine plan models with longer-term cash flow projections, which demonstrate that the Group will have sufficient cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due, for at least the 12 months immediately following the date when the financial statements are authorised for issue.
The Group’s base case going concern assessment, which includes the current approved dividend policy, is based upon management’s best estimate of gold and foreign exchange consensus prices, while simultaneously applying a risk adjustment factor to the estimated production which has been determined in line with approved life-of-mine plans and ongoing capital requirements. A further stress test has been prepared reflecting a 10% reduction in the consensus gold price and a 10%
reduction in gold production, prior to any mitigation strategies in order to assess whether financial maintenance covenants per the Group’s loan agreements are breached or financial liquidity headroom runs out. The result of this stress test demonstrated that the likelihood of a decrease in the gold price and gold production causing a risk of a financial liquidity shortfall or a breach in the financial maintenance covenants is remote.
Having assessed the financial position and future plans of the Group, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.
1.2 CLIMATE CHANGE CONSIDERATIONS
Climate change poses unique challenges and risks for mining companies, a result of both its potential direct physical impacts and the risks arising from the transition to low-carbon operations. In 2022, the Group announced its target to reduce absolute
Scope 1 and Scope 2 GHG emissions by 30% by 2030 (compared to a 2021 baseline which was revised in 2025 to include
Sukari) through a defined renewable energy project pipeline and initiatives to improve efficiency or use lower-emission power sources. As a member of the International Council on Mining and Metals, the Group was also part of a landmark climate change target to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050. To achieve the Group’s 2030 targets, the Group is working with the sites to identify areas to achieve potential emissions reductions. Many of the potential GHG abatement initiatives are currently in either pre-feasibility or feasibility stage. For the initiatives that have been completed or where capital has been committed, costs have been recorded in the consolidated financial statements once the accounting criteria for recognition or disclosure have been met.
Below is the key project that has progressed in 2025 along with its related financial impacts:
•Tropicana renewable energy: The Group entered into an agreement in June 2023 with Pacific Energy to construct and operate 62MWh of wind and solar generation capacity at the Tropicana mine in Western Australia. The facility, one of
Australia’s largest off-grid hybrid power systems, will significantly reduce Tropicana’s diesel and gas consumption for power generation and is expected to reduce the site’s GHG emissions by an average of 65,000 tonnes annually over a 10-year period. The project was commissioned in February 2025. The agreement was evaluated to be a lease arrangement, with the financial implications disclosed in Note 16.
Management has considered the impact of the Group’s 2030 targets on the determination of targets for the Group's Performance
Share Plan (PSP) as well as on a number of key estimates within the financial statements as indicated below:
•Estimates utilised in determining future cash flows in life-of-mine models utilised in the impairment process and deferred tax asset recoverability assessments
•Estimates used in determining the environmental rehabilitation provision:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
◦Rehabilitation designs are progressively adapted to address identified risks, including changing expectations of seasonal weather patterns
◦Rehabilitation plans and estimates include long-term monitoring and maintenance protocols, which also serve to address unforeseen effects that may arise from changing climatic patterns
◦Inclusion of a contingency allowance or risk factor, which may encompass climate change impacts on rehabilitation success
◦Rehabilitation and decommissioning works scheduling and costing considerations factor in weather conditions to mitigate risks of schedule and cost overruns
The significant impacts of climate-related strategic decisions are reflected in management’s assessments and estimates, particularly concerning future cash flow projections supporting the recoverable amounts of mining assets once the strategic decisions have been approved by the Board, and the implementation of these is likely. While climate change considerations did not significantly affect key accounting judgements and estimates in the current year, the focus on climate-related strategic decisions, like decarbonisation projects and alternative energy sources, could potentially have a substantial impact in future periods, when entered into and concluded.
1.3 SUMMARY OF KEY JUDGEMENTS AND ESTIMATES
The preparation of the consolidated financial statements requires management to use judgement in applying accounting policies and in making critical accounting estimates, which impacts the reported amounts of assets, liabilities, income and expenses.
Actual results may differ from these estimates.
Estimates and the underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognised prospectively.
Areas of judgement in the application of accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are noted below.
Judgements
•Control assessment of Sukari Gold Mine (part of the Centamin acquisition) (refer to Note 13)
Estimates
•Mineral Reserve and Mineral Resource (refer to Note 15)
•Estimates with regards to environmental rehabilitation provisions (refer to Note 26)
Other areas of judgements and estimates are contained in the notes to the consolidated financial statements.
1.4ERROR IN THE CLASSIFICATION OF DEFERRED TAXATION ASSETS AND LIABILITIES AND CURRENT
TAXATION LIABILITY
During the year, the Group identified a prior period error relating to the classification of deferred taxation assets and liabilities and current taxation liability, with regards to its operations in Brazil. The error arose as a result of an incorrect accounting and associated tax treatment for Mineral Reserve development and brownfields exploration costs in the local statutory accounts, resulting in an understatement of the current tax liability for the financial years 2020 to 2024. After consultation with external tax and legal advisors, the total outstanding tax liability for the financial years 2020 to 2024 was quantified and fully settled in
December 2025. While the Brazilian Tax Authority has not yet assessed this correction, the Group does not believe there is any further exposure to the Group.
The Group evaluated the effect of this prior period error and determined that it needed to revise its consolidated financial statements as of and for the financial years ended 31 December 2024 and 2023 in both cases in accordance with IFRS
Accounting Standards. As part of assessing the impact of the prior period error, the Group applied the requirements of IAS 8
‘Accounting Policies, Changes in Accounting Estimates and Errors’ and the guidance in the SEC Staff Accounting Bulletin No. 99
‘Materiality’. The impact of the revision is detailed below. The revision had no impact on the Group’s debt, the financial maintenance covenants in its credit facilities or its income statement and statement of cash flows. The Group determined that the error is not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As at 31 December 2024
US dollar millions	Previously reported	Adjustments	Revised
Statement of financial position

Non-current assets
Deferred taxation	12	73	85

Total assets	13,157	73	13,230

Non-current liabilities
Deferred taxation	519	(17)	502

Current liabilities
Taxation	187	90	277

Total liabilities	4,644	73	4,717

Notes to the financial statements

Segmental information - Total assets (Note 2.6)
Americas	1,460	73	1,533
AngloGold Ashanti Mineração	668	60	728
Serra Grande	148	13	161

Taxation (Note 10)
Current year	447	8	455
Current taxation	454	8	462

Current year	170	(8)	162
Deferred taxation	169	(8)	161

Deferred taxation (Note 28)
Tangible assets (owned)	702	(90)	612
Liabilities	801	(90)	711

Included in the statement of financial position as follows:
Deferred tax assets	12	73	85
Deferred tax liabilities	519	(17)	502
Net deferred taxation liability	507	(90)	417

Net taxation liability (Note 30)
Balance at beginning of year	46	82	128
Taxation of items included in the income statement	454	8	462
Balance at end of year	186	90	276

Included in the statement of financial position as follows:
Tax liability	187	90	277

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As at 31 December 2023
US dollar millions	Previously reported	Adjustments	Revised
Statement of financial position

Non-current assets
Deferred taxation	50	82	132

Total assets	8,175	82	8,257

Current liabilities
Taxation	64	82	146

Total liabilities	4,435	82	4,517

Notes to the financial statements

Segmental information - Total assets (Note 2.6)
Americas	1,254	82	1,336
AngloGold Ashanti Mineração	584	70	654
Serra Grande	127	12	139

Taxation (Note 10)
Current year	233	1	234
Current taxation	217	1	218

Current year	92	(1)	91
Deferred taxation	68	(1)	67

Deferred taxation (Note 28)
Tangible assets (owned)	630	(82)	548
Liabilities	726	(82)	644

Included in the statement of financial position as follows:
Deferred tax assets	50	82	132
Deferred tax liabilities	395	—	395
Net deferred taxation liability	345	(82)	263

Net taxation liability (Note 30)
Balance at beginning of year	8	81	89
Taxation of items included in the income statement	217	1	218
Balance at end of year	46	82	128

Included in the statement of financial position as follows:
Taxation liability	64	82	146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2SEGMENTAL INFORMATION
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief
Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual
members of the Executive Committee are responsible for geographic regions of the business.
Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the
CODM per geographical region and the Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.
In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

Figures in millions	Gold income
US Dollars	2025	2024	2023

Geographical analysis of gold income by origin is as follows:
Africa (1)	7,152	3,756	3,068
Kibali - Attributable 45%	1,038	741	668
Iduapriem	704	563	522
Obuasi	942	530	439
Siguiri	990	653	505
Geita	1,730	1,150	934
Sukari (8)	1,748	119	—

Australia	1,876	1,394	1,081
Sunrise Dam	789	626	495
Tropicana - Attributable 70%	1,087	768	586

Americas	1,740	1,264	999
Cerro Vanguardia	612	439	317
AngloGold Ashanti Mineração (2)	946	634	515
Serra Grande (9)	182	191	167

	10,768	6,414	5,148
Equity-accounted joint ventures included above	(1,038)	(741)	(668)
	9,730	5,673	4,480

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.
Approximately 62% of the Group's total gold produced is sold to four main customers: ANZ Investment Bank Ltd in Australia 19% (reported in the Australia segment),
Standard Chartered Bank in the UK 14% (reported in the Africa segment), JP Morgan Chase NA New York in the United States 11% (reported in the Africa segment)
and MKS Finance SA in Europe 18% (reported in the Africa segment). Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	By-product revenue
US Dollars	2025	2024	2023

Geographical analysis of by-product revenue by origin is as follows:
Africa (1)	11	6	5
Kibali - Attributable 45%	2	2	2
Obuasi	1	1	1
Siguiri	—	1	—
Geita	4	2	2
Sukari (8)	4	—	—

Australia	6	5	4
Sunrise Dam	2	2	1
Tropicana - Attributable 70%	4	3	3

Americas	148	111	95
Cerro Vanguardia	130	109	93
AngloGold Ashanti Mineração	18	2	2

	165	122	104
Equity-accounted joint ventures included above	(2)	(2)	(2)
	163	120	102

Figures in millions	Cost of sales
US Dollars	2025	2024	2023

Africa (1)	3,466	2,304	2,111
Kibali - Attributable 45%	432	380	372
Iduapriem	424	351	387
Obuasi	458	360	313
Siguiri	591	518	473
Geita	773	612	566
Sukari (8)	789	83	—
Administration and other	(1)	—	—

Australia	1,009	945	867
Sunrise Dam	442	430	399
Tropicana - Attributable 70%	527	479	438
Administration and other	40	36	30

Americas	973	858	931
Cerro Vanguardia	441	368	307
AngloGold Ashanti Mineração	391	352	453
Serra Grande (9)	139	136	169
Administration and other	2	2	2

Corporate and other	6	(1)	4
	5,454	4,106	3,913
Equity-accounted joint ventures included above	(432)	(380)	(372)
	5,022	3,726	3,541

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Gross profit (3)
US Dollars	2025	2024	2023

Africa (1)	3,696	1,459	961
Kibali - Attributable 45%	608	363	297
Iduapriem	280	213	135
Obuasi	485	171	127
Siguiri	400	136	31
Geita	960	540	370
Sukari (8)	962	36	—
Administration and other	1	—	1

Australia	874	453	220
Sunrise Dam	350	197	99
Tropicana - Attributable 70%	564	292	151
Administration and other	(40)	(36)	(30)

Americas	915	517	162
Cerro Vanguardia	301	180	102
AngloGold Ashanti Mineração	573	283	63
Serra Grande (9)	43	56	(2)
Administration and other	(2)	(2)	(1)

Corporate and other	(6)	1	(19)
	5,479	2,430	1,324
Equity-accounted joint ventures included above	(608)	(363)	(297)
	4,871	2,067	1,027

Figures in millions	Amortisation
US Dollars	2025	2024	2023

Africa (1)	1,006	455	419
Kibali - Attributable 45%	107	92	99
Iduapriem	113	79	129
Obuasi	87	75	61
Siguiri	64	51	39
Geita	256	138	91
Sukari (8)	379	20	—

Australia	181	190	163
Sunrise Dam	67	77	58
Tropicana - Attributable 70%	113	112	104
Administration and other	1	1	1

Americas	203	195	170
Cerro Vanguardia	68	61	39
AngloGold Ashanti Mineração	105	112	88
Serra Grande (9)	30	22	43

Corporate and other	4	4	5
	1,394	844	757
Equity-accounted joint ventures included above	(107)	(92)	(99)
	1,287	752	658

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Total assets (4)(5)
US Dollars	2025	2024	2023
		Revised (7)	Revised (7)

Africa (1)	9,294	9,081	4,414
Kibali - Investment in joint venture and loan receivable	981	950	1,066
Iduapriem	668	579	526
Obuasi	1,617	1,481	1,288
Siguiri	700	591	486
Geita	1,283	1,231	1,042
Sukari (8)	4,034	4,243	—
Administration and other	11	6	6

Australia	1,115	845	942

Americas (7)	1,712	1,533	1,336
Cerro Vanguardia	560	626	524
AngloGold Ashanti Mineração (7)	1,080	728	654
Serra Grande (7)(9)	—	161	139
Administration and other	72	18	19

Projects	975	991	833
Colombian projects (10)	117	207	194
North American projects	858	784	639

Corporate and other	1,982	780	732
	15,078	13,230	8,257

Figures in millions	Non-current assets (6)
US Dollars	2025	2024	2023

Non-current assets considered material, by country are:

United Kingdom	62	59	58
Foreign entities	9,859	9,575	5,423

DRC	648	487	561
Egypt	3,319	3,617	—
Ghana	2,008	1,722	1,512
Tanzania	843	812	706
Australia	843	666	752
Brazil	576	577	510
United States	846	660	636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in millions	Capital expenditure
US Dollars	2025	2024	2023

Africa (1)	1,135	814	710
Kibali - Attributable 45%	151	125	85
Iduapriem	173	169	142
Obuasi	209	202	214
Siguiri	102	102	78
Geita	238	196	191
Sukari (8)	262	20	—

Australia	185	153	135
Sunrise Dam	87	65	47
Tropicana - Attributable 70%	98	88	87
Administration and other	—	—	1

Americas	236	209	254
Cerro Vanguardia	64	71	75
AngloGold Ashanti Mineração	135	98	124
Serra Grande (9)	37	40	55

Projects	42	38	27
Colombian projects	13	13	11
North American projects	29	25	16

Corporate and other	2	1	1
	1,600	1,215	1,127
Equity-accounted joint ventures included above	(151)	(125)	(85)
	1,449	1,090	1,042
(1)Includes equity-accounted investments.
(2)Includes income from sale of gold concentrate of $120m (2024: $314m; 2023: $267m).
(3)The Group's segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.
(4)Total assets include allocated goodwill of $102m (2024: $95m; 2023: $105m) for Australia (refer to Note 17).
(5)For the year ended 31 December 2025, pre-tax net impairment and net loss on disposal and derecognition of assets were accounted for in Africa ($59m) and
Projects ($98m), partially offset by pre-tax impairment reversal and profit on sale of assets in the Americas ($69m). For the year ended 31 December 2024, pre-
tax impairment reversals and loss on derecognition of assets were accounted for in the Americas ($50m) partly offset by a loss on derecognition of assets in
Africa ($3m). For the year ended 31 December 2023, pre-tax net impairments and derecognition of assets of $227m were accounted for in the Americas
($207m) and Projects ($25m), partly offset by a profit on derecognition of assets in Africa ($5m).
(6)Non-current assets exclude financial instruments, deferred tax assets and reimbursive right for post-retirement benefits.
(7)Comparative periods for total assets have been revised due to the prior period error in the classification of deferred and current taxation assets and liabilities for
AngloGold Ashanti Mineração and Serra Grande. Refer to Note 1.4.
(8)Centamin plc, whose main operating mine is Sukari in Egypt, was acquired on 22 November 2024.
(9)On 1 December 2025, the Group completed the sale of its entire interest in Serra Grande to Aura Minerals Inc.
(10)The Group fully impaired exploration and evaluation costs of $98m relating to the Quebradona project. Refer to Note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3REVENUE FROM PRODUCT SALES

	US Dollars
Figures in millions	2025	2024	2023
Revenue consists of the following principal categories:
Gold income (2)	9,730	5,673	4,480
Spot market sales	9,610	5,359	4,213
Concentrate sales (1)	120	314	267
By-products (2)	163	120	102
	9,893	5,793	4,582
(1) The provisional price adjustments for the year ended 31 December 2025 were $1m (2024: $7m; 2023: $1m). A reasonable change in the provisional price would not result in a material impact on the concentrate sales revenue.
(2) The disaggregation of revenue from contracts with customers by primary geographical region is described in the segmental information note (refer to Note 2).

Accounting policies
Revenue from product sales comprises sales of:
•refined gold and doré bars;
•by-products including silver and sulphuric acid;  and
•gold concentrate.
Revenue is recognised at a point in time when control of the goods passes to the customer and the performance obligations of transferring control have been met. Control of the goods passes to the customer mainly on settlement date, with some exceptions where control of the goods passes on the date of delivery depending on the agreed-upon terms in the contract. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred and is driven by the market prices of gold. The amount of revenue recognised from the sale of doré bars is net of refining and treatment charges.
Sales of gold concentrate are recorded when control of ownership passes to the customer, net of refining and treatment charges. Control of ownership passes to the customer either at the warehouse, on the date of issuance of a holding certificate to the customer, or at the time of shipment, depending on the terms agreed with the customer. Sales prices are provisionally set on a specified future date after shipment, based on market prices. Revenue is recorded using forward market gold prices on the expected date that the final sales will be determined.
Changes in the fair value as a result of changes in forward gold prices are classified as provisional price adjustments and included as a component of revenue.

4COST OF SALES

	US Dollars
Figures in millions	2025	2024	2023
Salaries and wages	792	678	639
Stores and other consumables	952	730	704
Fuel, power and water	550	464	468
Mining contractors	824	739	773
Other	113	54	96
Operating costs	3,231	2,665	2,680
Royalties	424	246	190
Total operating costs	3,655	2,911	2,870
Retrenchment costs	3	3	4
Rehabilitation and other non-cash costs	56	42	21
Amortisation of tangible assets	1,186	666	579
Amortisation of right of use assets	100	85	78
Amortisation of intangible assets	1	1	1
Inventory change	21	18	(12)
	5,022	3,726	3,541

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5OTHER EXPENSES (INCOME)

	US Dollars
Figures in millions	2025	2024	2023
Care and maintenance	27	51	52
Governmental fiscal claims	24	13	15
Legacy tailings storage facilities obligations	73	34	52
Pension and medical defined benefit	1	3	6
Royalties received	(1)	—	(1)
Group reorganisation costs (1)	44	14	15
Legal fees, claims and transaction costs	12	41	(1)
Other indirect taxes	17	(10)	(14)
Business integration costs	18	—	—
Contractor claims and rate settlements	33	—	—
Net other income	—	(2)	(20)
	248	144	104
(1)Includes retrenchment costs of $6m (2024: $14m; 2023: $6m).
6FINANCE COSTS AND UNWINDING OF OBLIGATIONS

		US Dollars
Figures in millions		2025	2024	2023
Finance costs
Finance costs on bonds, bank loans and other		116	121	113
Amortisation of fees		5	6	6
Lease finance charges		18	12	12
Interest on tax liability		46	—	—
		185	139	131
Unwinding of obligations	26	35	28	26
Total finance costs and unwinding of obligations		220	167	157
The interest relating to borrowings included within finance costs is calculated at the effective interest rates.
7FINANCE INCOME

		US Dollars
Figures in millions		2025	2024	2023
Finance income
Finance income on bank balances		84	100	104
Guarantee fees received		9	6	5
Interest on joint venture loan	19	31	36	—
		124	142	109
Unwinding of long-term receivables		28	18	18
Total finance income and unwinding of long-term receivables		152	160	127
8EMPLOYEE BENEFITS

	US Dollars
Figures in millions	2025	2024	2023
Salaries and wages (1)(2)	880	671	635
Social security costs (2)	56	50	56
Pension costs (3)	28	22	20
Share-based payment expense (Note 9)	40	28	15
Other (4)	24	25	26
Included in cost of sales, other expenses and corporate administration, marketing and related expenses	1,028	796	752
(1) Salaries and wages includes executive directors’ and executive management’s salaries and other benefits and retrenchment costs.
(2) Social security costs, which were previously reported as part of salaries and wages, are now disclosed separately.
(3)Includes defined contribution pension costs (refer to Note 27).
(4) Includes current medical expenses and defined benefit post-retirement medical expenses (refer to Note 27).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9SHARE-BASED PAYMENTS

	US Dollars
Figures in millions	2025	2024	2023
Equity-settled share incentive schemes
Deferred Share Plan (DSP)	13	17	15
Performance Share Plan (PSP)	27	11	—
Total share-based payment expense	40	28	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Equity-settled share incentive schemes
During the 2024 financial year, at the Annual General Meeting, two new employee incentive schemes were approved by the shareholders, one of which was the 2024 Omnibus Incentive Compensation Plan, under which the Group has implemented the
Performance Share Plan (PSP). The PSP comprises annual grants that vest after three years based on the achievement of forward-looking objectives, directly linked to AGA’s strategy. The first grant of awards under the PSP scheme to employees became effective in February 2024 (referred to as PSP 2024). Similarly, a grant of awards under the PSP scheme to employees became effective in February 2025 (referred to as PSP 2025). The PSP 2025 awards had the same rules as the PSP 2024 awards.
In October 2025, the AngloGold Ashanti Board of Directors approved a change to the PSP 2025 awards (no changes were made to the PSP 2024 awards), effective January 2025, to retrospectively include a time-based component that vests annually. These changes did not apply to the executive committee (officers and directors).
Moving forward, the PSP will be divided into two awards comprising Restricted Share Units (RSUs), which are time-based, and
Performance Share Units (PSUs), which are performance and time-based:
•The PSU award will operate in the same way as the previous PSP award in that it will vest in full at the end of a three-
year performance period based on the achievement of key metrics; and
•The RSU award is allocated as a percentage of the approved PSP on-target award and will vest in equal annual tranches over the three-year period.
The details of the AngloGold Ashanti share schemes and the IFRS Accounting Standards classification of each scheme are:
•PSP scheme - The PSP scheme will be settled in AngloGold Ashanti plc shares and classified as an equity-settled share-based payment per IFRS 2;
•Transition Restricted Awards (TRA) scheme is settled in cash. The cash payment does not meet the definition of a share-based payment and is accounted for in accordance with IAS 19; and
•Transition Share Plan (TSP) – this transition scheme is designed to close the gap from moving from the backward-
looking DSP scheme to the forward-looking PSP scheme and includes a “transition or gap award” for specific strata of employees. The TSP scheme will be settled one third in cash and two thirds in equity and meets the definition of a cash-settled and equity-settled share-based payment scheme and is accounted for in accordance with IFRS 2. The cash-settled share-based payment portion for 2025 was not material and is included in employee benefits cost. The final allocation of the equity-settled share-based payment awards under the TSP was completed in February 2026.
Deferred Share Plan (DSP)
The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards have been allocated to certain employees from 2019 through early 2024, vesting equally over a period of two, three and five years depending on the level of seniority of the participant. In September
2023, upon completion of the corporate restructuring in September 2023, the awards outstanding under the prior plans were converted to awards with respect to AngloGold Ashanti plc awards and transferred to the DSP scheme. The DSP scheme was replaced by the PSP scheme in May 2024. The existing DSP scheme will not be cancelled or modified and will continue to be accounted for under the existing accounting treatment. No further DSP scheme awards have been allocated to participants from
2025 onwards.

Award date (unvested awards and awards vested during the year)	2025	2024	2023
Calculated fair value (in ZAR)	—	338.94	317.99
Award date	—	26 Feb 2024	24 Feb 2023
Expiry date	—	26 Feb 2034	25 Feb 2033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Number of shares
	2025	2024	2023
Awards outstanding at beginning of year	3,079,106	3,231,930	2,483,608
Awards granted during the year	—	1,223,717	1,436,917
Awards lapsed during the year	(33,705)	(78,617)	(224,391)
Awards exercised during the year	(1,408,604)	(1,297,924)	(863,641)
Awards transferred from BSP scheme	—	—	370,628
Awards transferred from LTIP scheme	—	—	28,809
Awards outstanding at end of year	1,636,797	3,079,106	3,231,930
Awards exercisable at end of year	326,622	726,440	1,157,900
Performance Share Plan (PSP) — Performance Share Units (PSUs)
The PSP scheme was implemented with effect from 26 February 2024, with the first awards for the scheme allocated in August
2024. The awards will vest over three years based on the achievement of forward-looking objectives, directly linked to the
Group’s strategy. In October 2025 it was announced the PSP will be divided into two awards comprising RSU, which are time based, and PSU, which are performance based, effective January 2025, with the first awards allocated in February 2025. The
PSU will operate in the same way as the previous PSP award in that it will vest in full at the end of a three-year performance period based on the achievement of key metrics.

Award date (unvested awards)	2025	2024
Calculated fair value (in USD)	11.74	14.28
Award date	20 Feb 2025	26 Feb 2024
Expiry date	20 Feb 2035	26 Feb 2034

Number of shares	2025	2024

Awards outstanding at beginning of year	2,070,049	—
Awards granted during the year	800,262	2,129,875
Awards lapsed during the year	(82,028)	(52,141)
Awards exercised during the year	(86,228)	(7,685)
Awards outstanding at end of year	2,702,055	2,070,049
A Monte Carlo Simulation model was used to value the equity-settled performance share-based payment awards. The significant valuation inputs and assumptions are:

Valuation inputs and assumptions	2025	2024
Expected weighted average volatility	45.36%	46.12%
Vesting period	3 years	3 years
Expected dividend yield	7.49%	1.77%
US Risk-free interest rate	4.27%	4.75%
Expected forfeiture rate	9.23%	9.23%
Grant date fair value (in USD)	31.77	24.90
Performance Share Plan (PSP) — Restricted Share Units (RSUs)
The RSU was implemented with effect from January 2025, with the first awards allocated in February 2025. The awards are allocated as a percentage of the approved PSP on-target award and will vest in equal annual tranches over the three-year period and will have no performance conditions attached to it.

Award date (unvested awards)	2025
Calculated fair value (in USD)	31.77
Award date	20 Feb 2025
Expiry date	20 Feb 2035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Number of shares	2025

Awards outstanding at beginning of year	—
Awards granted during the year	726,559
Awards lapsed during the year	(2,852)
Awards exercised during the year	(555)
Awards outstanding at end of year	723,152

Accounting policies
The Group’s management awards certain employee bonuses in the form of equity-settled and cash-settled share-based payments on a discretionary basis.
Equity-settled share-based payments
The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the Group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.
Cash-settled share-based payments
A liability is recognised for the fair value of cash-settled share-based payment transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

10TAXATION

Figures in millions	US Dollars
	2025	2024	2023
		Revised (1)	Revised (1)
Current taxation (1)
Current year (1)	1,043	455	234
Prior year under (over) provision	(12)	7	(17)
Impairment and disposal of tangible assets	—	—	1
	1,031	462	218
Deferred taxation (1)
Current year (1)	30	162	91
Prior year (over) under provision	9	(1)	10
Impairment and disposal of tangible assets	—	—	(34)
Change in corporate tax rate (2)	32	—	—
	71	161	67

	1,102	623	285
(1) Refer to Note 1.4 for the revision of the prior years.
(2) The change in corporate tax rate is due to various concession agreements expiring at a future date, resulting in the tax rates changing from agreed rates to the in country statutory tax rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	US Dollars
	2025	2024	2023
Reconciliation to UK taxation rate
Implied tax charge on profit before tax at 25% (2024:25%; 2023: 25%)	1,069	418	16
Increase (decrease) due to:
Expenses not tax deductible (1)	59	21	90
Share of associates and joint ventures' profit	(64)	(39)	(52)
Tax rate differentials (2) and withholding taxes (3)	267	145	63
Exchange variations and translation adjustments	—	28	(17)
Top-up tax - Pillar Two	1	6	—

Unrecognised tax losses (expense):
Ghana	(84)	28	22
UK	45	34	26
North America	35	33	38
South Africa	(7)	—	3
Brazil	(9)	—	—

Concession adjustments (4)(5)	(239)	(46)	(6)
Change in planned utilisation of deferred tax assets and impact of corporate tax rate change	32	1	25
Restructuring costs	—	—	79
Argentinian inflationary impact allowances	(2)	(32)	4
Adjustment in respect of prior years	(3)	7	(7)
Other (6)	2	19	1
Income tax expense	1,102	623	285
(1)Included in current and prior years are non-deductible corporate, legal, project, exploration and rehabilitation costs, net impairment in Brazil and Colombia, loss on sale of assets and British Virgin Islands group losses.
(2)Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil, South Africa and Argentina.
(3)Withholding taxes on dividends paid.
(4)  Siguiri current tax expense not recognised due to tax holiday in 2024 ($30m) and 2023 ($6m).
(5)Sukari Gold Mines obligation to the Egyptian government is the MRMIA (formerly EMRA) profit share per the Sukari Concession Agreement and is therefore exempt from corporate income tax in 2025 ($239m) and 2024 ($16m).
(6)Includes losses from the zero - cost collar gold price hedge in 2024.
Organisation for Economic Co-operation and Development (OECD) Pillar Two model rules
The Group is within the scope of the OECD Pillar Two model rules as the Pillar Two legislation was enacted on 11 July 2023 in the UK, the jurisdiction in which the Group’s parent company is incorporated, and came into effect from 1 January 2024.
The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to
Pillar Two income taxes, as provided in the amendments to IAS 12 ‘Income Taxes’ issued in May 2023.
Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate.
The Group recognised an estimated current tax expense related to Pillar Two, which amounted to $1m (2024: $6m).
Unrecognised deferred tax assets

Figures in millions	US Dollars
	2025	2024	2023
		Revised (1)	Revised (1)
Analysis of unrecognised tax losses
Available to be utilised against future profits
–utilisation required within one year	6	1,011	108
–utilisation required between one and two years	20	155	1,037
–utilisation required between two and five years	184	396	191
–utilisation required between five and twenty years	1,087	1,041	1,035
–utilisation in excess of twenty years	1,393	950	803
	2,690	3,553	3,174
(1) Refer to Note 1.4 for the revision of the prior years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10TAXATION (continued)
At the statutory tax rates, the unrecognised value of deferred tax assets is: $728m (2024: $1,016m; 2023: $910m), mainly relating to tax losses incurred in the UK, North America, Ghana, Colombia, Brazil and South Africa.
The Group is subject to examination by tax authorities in the respective jurisdictions of operation, which give rise to tax litigation and disputes resulting in uncertain tax positions. The Group assesses these uncertain tax positions to determine if a provision is required by applying the appropriate accounting requirements, benchmarking to similar recent outcomes and, in some cases, advice from independent experts. The economic outflow from these uncertain tax matters within the Group have been assessed as remote except for those disclosed in Note 33.

Accounting policies
Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The future taxable income are based on detailed cash flow forecasts for at least 12 months and updated life-of-mine plan models with longer-
term cash flow projections from operations and the application of existing tax laws in each jurisdiction.
The carrying amount of deferred tax assets is reviewed at each reporting date.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.
Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or an acquisition that is a business combination.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.
Interest arising on income tax assessments relating to outstanding or underpaid income taxes is outside the scope of IAS 12 ‘Income Taxes’.
Accordingly, such interest is not included in income tax expense and is recognised as a finance cost in profit or loss as incurred.
Penalties and fines arising from income tax assessments are not considered income taxes under IAS 12 and are recognised as operating expenses in profit or loss in the period in which the obligation arises. Where, however, it is not possible to distinguish between income tax, interest and/ or penalties (e.g., a settlement of a tax dispute), the entire amount will be treated as an income tax.
On an ad hoc basis when significant unusual transactions occur, the Group applies the approved tax strategy which includes obtaining external legal opinions, if required, for guidance in applying the requirements of the legislation in various jurisdictions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11EARNINGS (LOSS) PER ORDINARY SHARE

	2025	2024	2023
	US cents per share
Basic earnings (loss) per ordinary share	519	233	(56)
The calculation of basic earnings (loss) per ordinary share is based on profits/(loss)
attributable to equity shareholders of $2,636m (2024: $1,004m; 2023: ($235m)) and
508,360,174 (2024: 430,131,931; 2023: 421,105,111) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	518	233	(56)
The calculation of diluted earnings (loss) per ordinary share is based on profits/(loss)
attributable to equity shareholders of $2,636m (2024: $1,004m; 2023: ($235m)) and
509,093,536 (2024: 430,917,455; 2023: 421,105,111) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2025	2024	2023
Weighted average number of ordinary shares (1)	508,360,174	430,131,931	421,105,111
Dilutive potential of share options (2)	733,362	785,524	—
Diluted weighted average number of ordinary shares	509,093,536	430,917,455	421,105,111
(1)Employee compensation awards are included in basic earnings per ordinary share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)Effect of share options for 2023 is anti-dilutive.

	US Dollars
Figures in millions	2025	2024	2023

Headline earnings (loss) (1)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):

Profit (loss) attributable to equity shareholders	2,636	1,004	(235)

Net impairment (reversal of impairment) of tangible assets, right of use assets and investment in joint venture, net	40	(52)	165
Net impairment (reversal of impairment) of tangible and right of use assets	40	(60)	192
Impairment of investment in joint venture	—	2	1
Taxation on net impairment (reversal of impairment) of tangible assets, right of use assets and investment in joint venture	—	6	(28)

Loss on derecognition and disposal of tangible assets and right of use assets, net	48	2	24
Loss on derecognition of tangible assets and right of use assets	13	—	35
Loss (profit) on disposal of tangible assets	35	2	(6)
Taxation on derecognition and disposal of tangible assets	—	—	(5)

	2,724	954	(46)
	US Cents
Headline earnings (loss) per ordinary share (1)
Headline earnings (loss) per ordinary share (2)	536	221	(11)
Diluted headline earnings (loss) per ordinary share (3)	535	221	(11)
(1)The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS. These measures are calculated according to the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA) at the request of the JSE
Limited (JSE). These measures, however, are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the U.S. Securities and Exchange Commission (SEC) applicable to the use and disclosure of Non-GAAP financial measures.
(2)Calculated on the basic weighted average number of ordinary shares.
(3)Calculated on the diluted weighted average number of ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
12DIVIDENDS

	US Dollars
Figures in millions	2025	2024	2023
Ordinary shares (1)
Dividend number 126 of 322 SA cents per share was declared on 22 February 2023 and paid on 31 March 2023 (18 US cents per share)			76
Dividend number 127 of 70 SA cents per share was declared on 4 August 2023 and paid on 8 September 2023 (4 US cents per share)			15
Dividend number 1 of 19 US cents per share was declared on 23 February 2024 and paid on 28 March 2024		80
Dividend number 2 of 22 US cents per share was declared on 6 August 2024 and paid on 13 September 2024		92
Dividend number 3 of 69 US cents per share was declared on 19 February 2025 and paid on 28 March 2025	351
Dividend number 4 of 12.5 US cents per share was declared on 9 May 2025 and paid on 13 June 2025	64
Dividend number 5 of 80 US cents per share was declared on 1 August 2025 and paid on 5 September 2025	403
Dividend number 6 of 91 US cents per share was declared on 11 November 2025 and paid on 12 December 2025	465
	1,283	172	91
(1) For proposed dividends subsequent to year-end, refer to Note 35.
The Group has elected to classify dividends paid as financing activities on the statement of cash flows.
13ACQUISITIONS
13.1. CENTAMIN (update on Provisional Purchase Price allocation)
On 22 November 2024, AngloGold Ashanti acquired Centamin plc.
Since the acquisition date was close to the 31 December 2024 financial year-end of the Group, and did not allow sufficient time to complete the initial accounting for the business combination, the fair value exercise on the acquisition date was prepared on a provisional basis in accordance with IFRS 3 ‘Business Combinations’ for all balances. The purchase price allocation was finalised during the year ended 31 December 2025, and was not materially different to the provisional purchase price allocation.
13.2. AUGUSTA GOLD CORP.
On 23 October 2025, AngloGold Ashanti completed its previously announced plan to acquire all issued and outstanding shares of common stock of Augusta Gold Corp. (Augusta Gold) at a price of C$1.70 (approximately $1.21) per share of common stock in cash.
The total cash consideration of $158m included the provision of funds of $39m for the settlement of certain shareholder loans and transaction costs of $14m.
The acquisition allows AngloGold Ashanti to further consolidate its footprint in the Beatty District by acquiring Reward, a permitted, feasibility stage project, the Bullfrog deposit, and all tenements surrounding each of these properties. The acquired properties are adjacent to AngloGold Ashanti’s claims in the Beatty District and provide additional Mineral Resource to AngloGold
Ashanti’s inventory.
This acquisition does not meet the definition of a business in terms of IFRS 3 ‘Business Combinations’ and has been accounted for as an asset acquisition. The purchase price has been allocated to the net identifiable assets as follows:

Figures in millions - US Dollars
Allocation of the purchase price	2025
Tangible assets	159
Trade, other receivables and other assets	1
Environmental rehabilitation provision	(2)
Purchase price	158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Significant accounting judgements and estimates
Control over Sukari Gold Mines Company (SGM, Sukari)
The Group has reassessed whether it continues to control Sukari (or SGM) in accordance with IFRS 10 during the current reporting period. This reassessment considered whether there were any changes in relevant facts and circumstances affecting the Group’s:
•Power over the relevant activities of the investee, including rights arising from contractual arrangements and governance structures;
•Exposure, or rights, to variable returns from its involvement with the investee; and
•Ability to use its power to affect those returns.
Based on the analysis performed, management concluded that there have been no changes in facts and circumstances that would alter the initial control assessment. Accordingly, the existing consolidation treatment of Sukari remains appropriate as at the reporting date. Sukari is an entity 50% owned by the Group’s wholly-owned subsidiary, Pharaoh Gold Mines NL (PGM), with the remaining 50% owned by MRMIA (formerly
EMRA).
The relevant activities cover the operations throughout the life-of-mine (LOM) from exploration and evaluation of Mineral Reserve through to development and commercial mining production and relates to governing the strategic operating and financial policies of Sukari. The rights and duties of the Group (through PGM), which have resulted in the Group concluding that it has control over Sukari, are as follows:
•PGM controls the appointment and replacement of the General Manager (GM) at Sukari; and
•By controlling the appointment of the GM and directing their activities, the GM will make all day-to-day decisions to allow the mine to operate in a manner that aligns with Sukari’s objectives. These decisions, which are considered the main relevant activities, are as follows:
◦Preparing Sukari’s work programmes through determination of the daily and longer-term mine plans and the budgets covering the operations to be carried out throughout the LOM;
◦Managing capital expenditure, procurement, cost control and treasury;
◦Conducting exploration, development, production, and marketing operations;
◦Co-ordinating Sukari’s operations and activities, including its dealings with all contractors and subcontractors;
◦Bearing ultimate responsibility for all costs and expenses required in carrying out any and all operations under the Sukari Concession
Agreement (Sukari CA) (entered into between PGM, MRMIA (formerly EMRA) and the Egyptian government);
◦Funding the operations of Sukari and recovering costs and expenses throughout the LOM (i.e., exploration, development, and production phases);
◦Funding additional exploration and expansion programmes within the mine during the production phase;
◦Taking custody of Sukari’s stock and management of its funds;
◦Selling and shipping of all gold and associated metals produced;
◦Authority to appoint employees within Sukari;
◦Managing cash flow plans including payment of MRMIA (formerly EMRA) profit share; and
◦Entering into and managing gold sales or hedging contracts and forward sale agreements.

The duties of MRMIA (formerly EMRA) under the terms of the Sukari CA are to provide the required approvals to allow the mine to operate.
The Board of Directors of Sukari (Sukari Board) has six members, three of whom are appointed by PGM and three by MRMIA (formerly EMRA).
The executive chairman, as one of the MRMIA (formerly EMRA)-appointed board members, is a representative of MRMIA (formerly EMRA) and is appointed by the Egyptian Ministry of Finance.
The General Assembly of Shareholders convenes a meeting in conjunction with the Sukari Board twice a year to facilitate a forum for information sharing between both shareholders of Sukari and to provide a mechanism to scrutinise the timing and amounts of expenses, rather than as a decision-making body over Sukari’s most significant relevant activities. The Sukari Board considers, reviews, and approves the budget, the annual financial statements, the cost recovery position and other compliance matters. The Sukari Board is not allowed to unreasonably withhold approval of any of the above.
If there is a disputed matter or deadlock position within the Sukari Board, such matter is resolved through open discussion at board level;
however, the executive chairman does not have a veto or casting vote. Where matters cannot be agreed upon, an ad-hoc committee is appointed with each party having equal representation. This committee will then recommend an appropriate course of action to the Sukari Board with the best interest of all shareholders in mind; and should the Sukari Board still not agree on a course of action, there is a provision for final and binding arbitration.
The Sukari Board cannot appoint or remove the GM, this right belongs solely to PGM, under the terms of the Sukari CA.
MRMIA (formerly EMRA) and/or the Egyptian government have no downside risk in their share of Sukari. If Sukari were to become loss-making or insolvent, these costs are absorbed in their entirety by PGM, in accordance with the Sukari CA.
The Group, through PGM, is therefore exposed to the variable returns of Sukari, has the ability to affect the amount of those returns, has power over Sukari through its ability to direct its relevant activities and therefore meets all the criteria of control to consolidate Sukari’s results within the
Group to reflect the substance and economic reality of the Sukari CA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
Business combination
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of the business is the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.
On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest (NCI) in the acquiree at the NCI’s proportionate share of the acquiree’s net assets or the fair value. Subsequently, the carrying amount of NCI is the amount of the interest at initial recognition plus the NCI’s share of the subsequent changes in equity.
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for NCI and any previous interest held over the net identifiable assets acquired and liabilities assumed).
Asset acquisitions
For acquisitions outside the scope of IFRS 3, the purchase consideration is allocated to identifiable assets and liabilities based on their relative fair values. No goodwill is recognised. Transaction costs directly attributable to an asset acquisition are capitalised as part of the cost of the acquired assets.
Any contingent consideration arising from an asset acquisition is included in the cost of the acquired assets and recognised when the consideration becomes probable and can be reliably measured. Subsequent changes in the estimate of the contingent consideration are recognised in profit or loss and accounted for as an adjustment to the cost of the related assets.

14DISPOSALS
14.1. DISPOSAL OF MINERAÇÃO SERRA GRANDE MINE
On 1 December 2025, AngloGold Ashanti completed the sale of its entire interest in Mineração Serra Grande S.A. (MSG), located in the state of Goiás, Brazil, to Aura Minerals Inc. The MSG operation comprised three mechanised underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5Mt. The disposal forms part of the Group’s ongoing portfolio optimisation strategy.
The total consideration for the sale of $117m comprised $73m received as a cash payment and $44m as contingent consideration. The contingent consideration for the sale of MSG comprised undiscounted cash flows as follows:
•Payments equivalent to a 3% net smelter returns participation over the then identified Mineral Resource of MSG inclusive of
Mineral Reserve.
•The contingent consideration payments were discounted using a real discount rate of 8%.
Immediately prior to the completion of the sale, the disposal group was recognised at its fair value less costs to sell, which resulted in a reversal of previously recognised impairment losses of $58m.
MSG forms part of the Americas segment and is not an operating segment on its own. MSG did not meet the definition of a discontinued operation.
The net assets disposed of and fair value of the consideration received / receivable are as follows:

Figures in millions - US Dollars	2025
Tangible assets	146
Right of use assets	6
Inventories	21
Trade, other receivables and other assets	20
Cash and cash equivalents	21
Lease liabilities	(6)
Trade and other payables	(84)
Environmental rehabilitation and other provisions	(30)
Tax indemnity liability	23
Net assets disposed of	117
Consideration received	(117)
Cash	(73)
Contingent consideration asset	(44)

14.2. DISPOSAL OF DOROPO AND ARCHEAN-BIRIMIAN CONTACT (ABC) PROJECTS
The Doropo and ABC gold projects were acquired by AngloGold Ashanti as part of the Centamin transaction on 22 November
2024. On 1 May 2025, in line with its portfolio optimisation strategy, AngloGold Ashanti completed the sale of its entire interest in the Doropo and Archean-Birimian Contact (ABC) projects in Côte d’Ivoire to Resolute Mining Limited.
The total consideration for the sale of $162m comprised $25m received as a cash payment, $103m as deferred consideration and $34m as contingent consideration which resulted in a loss on disposal of $47m. The deferred and contingent consideration for the sale of the Doropo project comprise undiscounted future cash flows to be paid in three tranches as follows:
•Deferred consideration:
◦$50m in cash 18 months after completion of the sale, and
◦$75m in cash 30 months after completion of the sale.
•Contingent consideration:
◦Either (i) the acquisition of the Mansala project or (ii) an additional amount of $25m if the acquisition cannot be completed within 18 months.
The contingent consideration for the sale of the ABC project comprises probability weighted cash flows relating to a milestone payment of $10m in cash on declaration of a JORC-compliant 1.0 Moz Mineral Reserve on the then identified ABC project tenements, and a 2% Net Smelter Royalty over any gold production from any Mineral Resource on the then identified ABC project tenements.
The net assets disposed of, fair value of the consideration received / receivable and loss on disposal are as follows:

Figures in millions - US Dollars	2025
Tangible assets	207
Net trade and other receivables	1
Cash and cash equivalents	1
Net assets disposed of	209
Consideration received	162
Cash	25
Contingent consideration	34
Deferred consideration	103
Loss on disposal	47
The Doropo and ABC projects formed part of the Africa segment and were not an operating segment on their own and did not meet the definition of a discontinued operation.
15TANGIBLE ASSETS

Figures in millions	Mine development costs	Mine infrastructure	Exploration and evaluation assets (3)	Assets under construction	Land and buildings (2)	Total
US Dollars

Cost
Balance at 1 January 2023	5,291	4,099	807	757	129	11,083
Additions	423	10	—	607	2	1,042
Disposals	(2)	(43)	(4)	(23)	(22)	(94)
Derecognition of assets	(5)	(183)	—	—	—	(188)
Transfers and other movements (1)	415	456	—	(873)	7	5
Translation	1	(1)	—	(1)	—	(1)
Balance at 31 December 2023	6,123	4,338	803	467	116	11,847

Accumulated amortisation and impairments
Balance at 1 January 2023	3,602	3,052	187	26	8	6,875
Amortisation for the year	410	171	1	—	—	582
Impairment of assets	77	72	1	56	14	220
Impairment reversal of assets	(27)	(7)	—	—	(1)	(35)
Disposals	(2)	(43)	(3)	—	(9)	(57)
Derecognition of assets	(3)	(149)	—	—	—	(152)
Transfers and other movements (1)	2	(11)	—	—	—	(9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Figures in millions	Mine development costs	Mine infrastructure	Exploration and evaluation assets (3)	Assets under construction	Land and buildings (2)	Total
Transfer to assets and liabilities held for sale	—	—	—	—	—	—
Translation	4	—	—	—	—	4
Balance at 31 December 2023	4,063	3,085	186	82	12	7,428
Net book value at 31 December 2023	2,060	1,253	617	385	104	4,419

Cost
Balance at 1 January 2024	6,123	4,338	803	467	116	11,847
Additions	426	4	—	651	7	1,088
Acquired through business combination	2,784	469	297	127	—	3,677
Disposals	(6)	(18)	—	—	—	(24)
Derecognition of assets	(4)	(81)	—	—	—	(85)
Transfers and other movements (1)	248	262	7	(516)	1	2
Translation	(200)	(9)	(4)	(2)	—	(215)
Balance at 31 December 2024	9,371	4,965	1,103	727	124	16,290

Accumulated amortisation and impairments
Balance at 1 January 2024	4,063	3,085	186	82	12	7,428
Amortisation for the year	473	195	—	—	—	668
Impairment reversal of assets	(2)	(30)	—	(28)	—	(60)
Disposals	(6)	(18)	—	—	—	(24)
Derecognition of assets	(3)	(67)	—	—	—	(70)
Transfers and other movements (1)	13	(13)	—	—	—	—
Translation	(153)	(5)	(5)	(1)	—	(164)
Balance at 31 December 2024	4,385	3,147	181	53	12	7,778
Net book value at 31 December 2024	4,986	1,818	922	674	112	8,512

Cost
Balance at 1 January 2025	9,371	4,965	1,103	727	124	16,290
Additions	406	28	—	1,005	10	1,449
Acquired through asset acquisition	—	—	158	—	1	159
Disposals	(12)	(81)	—	—	—	(93)
Disposal of subsidiary (refer to Notes 14.1 and 14.2)	(521)	(204)	(210)	(9)	(12)	(956)
Derecognition of assets	(438)	(80)	(1)	(3)	—	(522)
Transfers and other movements (1)	346	332	89	(799)	—	(32)
Transfer to assets held for sale	—	—	(3)	—	(17)	(20)
Translation	139	8	3	7	—	157
Balance at 31 December 2025	9,291	4,968	1,139	928	106	16,432

Accumulated amortisation and impairments
Balance at 1 January 2025	4,385	3,147	181	53	12	7,778
Amortisation for the year	854	334	—	—	—	1,188
Impairment of assets	—	—	98	—	—	98
Impairment reversal of assets	(38)	(13)	—	—	(2)	(53)
Disposals	(12)	(79)	—	—	—	(91)
Disposal of subsidiary (refer to Notes 14.1 and 14.2)	(420)	(173)	(8)	—	(3)	(604)
Derecognition of assets	(437)	(73)	(1)	—	—	(511)
Transfers and other movements (1)	—	—	(1)	—	—	(1)
Transfer to assets held for sale	—	—	(3)	—	—	(3)
Translation	106	8	2	—	—	116
Balance at 31 December 2025	4,438	3,151	268	53	7	7,917
Net book value at 31 December 2025	4,853	1,817	871	875	99	8,515
(1)Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets and asset reclassifications.
(2)Assets of $7m (2024: $6m; 2023: $7m) have been pledged as security.
(3)Mining rights and dumps, which mainly comprised acquired exploration assets and previously disclosed as a separate class of assets has now been combined with exploration and evaluation assets. Accounting policies have been updated accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets:

Figures in millions	Tangible Assets	Right of Use Assets	Total
US Dollars	2025

Group income statement
Impairment of assets	(98)	—	(98)
Reversal of impairment of assets	53	5	58
Net loss on disposal of assets and derecognition of assets	(48)	—	(48)
Net (impairment) reversal of impairment and net loss on disposal and derecognition of assets	(93)	5	(88)

	2024
Group income statement
Reversal of impairment of assets	60	—	60
Profit (loss) on derecognition of assets	(2)	2	—
Net loss on disposal of assets	(2)	—	(2)
Reversal of impairment and net loss on disposal and derecognition of assets	56	2	58

	2023
Group income statement
Impairment of assets	(220)	(10)	(230)
Reversal of impairment of assets	35	3	38
Derecognition of assets	(36)	1	(35)
Net profit on disposal of assets	6	—	6
Net (impairment) and net loss on disposal and derecognition of assets	(215)	(6)	(221)

Impairment calculation assumptions – goodwill, tangible, right of use and intangible assets
The Group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment or reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As at 31 December 2025, no indicators of impairment were identified for the Group’s cash-generating units (mine sites), other than Sunrise Dam which is subject to the annual impairment test as the cash-generating unit contains goodwill (refer to Note 17).
For the Group’s exploration and evaluation assets, an impairment trigger was identified for the Quebradona project (refer below).
The Group concluded that there were no impairment reversals, other than the impairment reversal relating to MSG (refer to Note
14.1).
Impairment of the Quebradona project
An indicator of impairment was identified for the Quebradona project following the denial of the application to extend the fourth exploration permit. Given the heightened political uncertainty in Colombia and uncertainty regarding potential changes to mining and environmental policy, the Group fully impaired exploration and evaluation costs of $98m relating to the Quebradona project.
The carrying value of land of $75m has not been impaired, as recent valuations, which are considered a level 3 fair value measurement, indicate the carrying value of land can be recovered through a sale transaction.
In determining the recoverable amount, the Group has determined the fair value less costs of disposal, using a single predicted outcome in the discounted cash flow calculation, being that the project cannot be developed and future cash flows are zero. This is a level 3 fair value measurement. The impairment loss in 2025 was recognised and included in the Projects segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Impairment allocation

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Exploration and evaluation costs	Assets under construction	Land and buildings	Total Tangible Asset (Impairment) Impairment Reversal	Goodwill	Right of use assets	Total (Impairment) Impairment Reversal
Figures in millions
US Dollars
	2025
Americas segment
Serra Grande	38	13	—	—	2	53	—	5	58

Projects segment
Colombian projects	—	—	(98)	—	—	(98)	—	—	(98)
	38	13	(98)	—	2	(45)	—	5	(40)

	2024
Americas segment
Cuiabá	2	30	—	28	—	60	—	—	60
	2	30	—	28	—	60	—	—	60

	2023
Americas segment
CdS	(30)	(9)	—	(5)	(1)	(45)	—	(2)	(47)
Cuiabá	27	(17)	—	(29)	1	(18)	—	3	(15)
Serra Grande	(47)	(39)	—	(7)	(4)	(97)	—	(8)	(105)

Projects
Gramalote	—	—	(1)	(15)	(9)	(25)	—	—	(25)
	(50)	(65)	(1)	(56)	(13)	(185)	—	(7)	(192)

Significant accounting judgements and estimates
Mineral Reserve estimates
The Group reports its Mineral Resource and Mineral Reserve in accordance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300)
(“Regulation S-K 1300”). The Mineral Reserve estimates are based on information available at the time of estimation and reflect the application of modifying factors and economic assumptions (including commodity prices, exchange rates, operating and capital costs) that support the demonstration of economic viability. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions.
A Mineral Reserve estimate is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or
Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. In order to estimate the Mineral Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of the Mineral Reserve requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
With the change in the economic assumptions used to estimate the Mineral Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Reserve may change from period to period. Changes in the reported
Mineral Reserve may affect the Group’s financial results and financial position in a number of ways, including the following:
•asset carrying values may be affected due to changes in estimated future cash flows;
•depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
•decommissioning site restoration and environmental provisions may change where changes in the estimated Mineral Reserve affect expectations about the timing or cost of these activities; and
•the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
Tangible assets are recorded at cost less accumulated amortisation, accumulated impairments and reversal of impairments. Cost includes the present value of related future decommissioning costs.
Interest on borrowings relating to the financing of major capital projects under construction (which is considered to be qualifying assets that necessarily take a substantial period of time to get ready for their intended use or sale) is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated on a straight line basis over its expected useful life.

Mine development costs
Capitalised mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and, to expand the capacity of a mine and include acquired Proven and Probable Mineral Reserve and Mineral Resource at fair value at the acquisition date when a business is acquired.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated
Proven and Probable Mineral Reserve. The Proven and Probable Mineral Reserve reflects estimated quantities of Mineral Reserve which can be recovered economically in the future from known mineral deposits.
Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the Group. Stripping activity assets are amortised on a units-of-production method based on the Mineral
Reserve of the component of the orebody to which these assets relate. Amortisation of stripping activity assets is included in cost of sales.

Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated Proven and Probable Mineral Reserve.
The straight-line method is used if the estimated useful life of the asset is used for amortisation as follows:
•plant and machinery up to life-of-mine;
•equipment and motor vehicles up to five years; and
•computer equipment up to three years.
Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Land and assets under construction Land and assets under construction are not depreciated and are measured at historical cost less impairments.
Exploration and evaluation assets
All pre-licence and exploration costs, including geological and geographical costs, labour and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. Exploration and evaluation assets also include the fair value of exploration potential attributable at the acquisition date when a business is acquired and the attributable purchase price in the case of an asset acquisition.
While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:
•Costs on greenfield sites, being those where the Group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of Proven and Probable Mineral Reserve at this location;
•Costs on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive Proven and Probable Mineral Resource after which the expenditure is capitalised as mine development cost; and
•Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies continued
Stripping costs
The Group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the Group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b)
improved access to a component of the ore body that will be mined in future periods.
Components of the various ore bodies at the operations of the Group are determined based on the geological areas identified for each of the ore bodies and are reflected in the Mineral Reserve reporting of the Group. In determining whether any production stripping costs are capitalised as a stripping activity asset, the Group uses the average stripping ratio measure over the life of the particular open pit operation as an indicator of the quantum of production stripping costs that should be capitalised. Once determined that any portion of the production stripping costs should be capitalised, the Group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be expensed.
The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the ore body, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in light of additional knowledge and changes in estimates.

Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable Mineral Reserve exists such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Production start date
The Group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:
•the level of capital expenditure compared to the construction cost estimates;
•completion of a reasonable period of testing of the constructed asset;
•adequacy of stope face;
•ability to produce metals in saleable form (within specifications); and
•ability to sustain ongoing production of metal.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Mineral Reserve development.

Impairment of non-financial assets
The Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment.
An impairment test is performed annually on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives irrespective of whether any impairment indicators have been identified.
For non-financial assets or cash generating units (CGUs), in circumstances in which indicators of impairment are identified, a formal impairment test is required to be carried out. The impairment test compares the assets or CGUs carrying amount with its recoverable amount. The recoverable amount is the higher of the amounts calculated under the fair value less cost of disposal and value in use approaches. The Group generally uses fair value less cost of disposal to determine the recoverable amount of each CGU.
The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to consider any specific risks relating to the country where the asset or cash-generating unit is located. Future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money.
A CGU is the smallest identifiable Group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The composition and nature of the Group’s CGUs vary and is determined largely by identifying the smallest identifiable group of assets that generates independent cash inflows and factors specific to the Group’s mining operations. The Group’s CGUs are generally at the individual mine level, with some operating mines consisting of a combination of shafts and/or pits.
Exploration assets are tested for impairment whenever facts and circumstances indicate that the carrying amount is not recoverable. Assets will be allocated to CGUs or groups of CGUs based on how the entity manages its operations, i.e., by mineral within a specific geographic area. An impairment loss is recognised for the amount by which the asset’s or CGU’s carrying amount exceeds their recoverable amount.
At the reporting date the Group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16  RIGHT OF USE ASSETS AND LEASE LIABILITIES
RIGHT OF USE ASSETS

Figures in millions	Mine infrastructure	Land and buildings	Total
	US Dollars
Cost
Balance at 1 January 2023	345	15	360
Additions	77	6	83
Derecognition and other movements (1)	(48)	—	(48)
Translation	(1)	1	—
Balance at 31 December 2023	373	22	395

Accumulated amortisation and impairments
Balance at 1 January 2023	197	7	204
Amortisation for the year	77	3	80
Impairment	10	—	10
Impairment reversal	(3)	—	(3)
Derecognition and other movements (1)	(38)	—	(38)
Balance at 31 December 2023	243	10	253
Net book value at 31 December 2023	130	12	142

Cost
Balance at 1 January 2024	373	22	395
Acquired through business combination	2	2	4
Additions	69	—	69
Derecognition and other movements (1)	(15)	—	(15)
Translation	(18)	1	(17)
Balance at 31 December 2024	411	25	436

Accumulated amortisation and impairments
Balance at 1 January 2024	243	10	253
Amortisation for the year	83	3	86
Derecognition and other movements (1)	(14)	—	(14)
Translation	(12)	—	(12)
Balance at 31 December 2024	300	13	313
Net book value at 31 December 2024	111	12	123

Cost
Balance at 1 January 2025	411	25	436
Additions	156	3	159
Derecognition and other movements (1)	(23)	6	(17)
Disposal of subsidiary (refer to Note 14.1)	(26)	—	(26)
Translation	18	1	19
Balance at 31 December 2025	536	35	571

Accumulated amortisation and impairments
Balance at 1 January 2025	300	13	313
Amortisation for the year	99	3	102
Derecognition and other movements (1)	(19)	—	(19)
Impairment reversal	(5)	—	(5)
Disposal of subsidiary (refer to Note 14.1)	(19)	—	(19)
Translation	12	—	12
Balance at 31 December 2025	368	16	384
Net book value at 31 December 2025	168	19	187
(1)Derecognition and other movements include amounts relating to modifications and terminations of leased assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
LEASE EXPENSES

Figures in millions	2025	2024	2023
	US Dollars
Amounts recognised in the statement of cash flows including expenses on short- term leases, variable lease payments and leases on low value assets
Total cash outflow on leases including expenses on short-term leases, variable lease payments and leases on low value assets	625	861	939

Amounts recognised in the income statement for lease payments not included in lease liabilities
Expenses on short-term leases	25	23	32
Expenses on variable lease payments (1)	486	734	800
Expenses on leases of low value assets	5	2	2
(1) The variable lease payments consist mainly of mining and drilling contracts and constitutes 78% (2024: 85%; 2023: 85%) of total lease payments made during the year. The variable nature of these contracts is to allow equal sharing of pain and gain between the Group and its contractors. These payments are predominantly driven by performance measures on a per tonne or a per meter basis. The future cash flows to which the Group is potentially exposed to are not disclosed as their variability does not permit reliable forecasts.
LEASE LIABILITIES

Figures in millions - US Dollars	2025	2024	2023

Reconciliation of lease liabilities (1)
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance	141	171	186
Acquired through business combination	—	4	—
Lease liabilities recognised	160	69	83
Repayment of lease liabilities	(92)	(91)	(94)
Finance costs paid on lease liabilities	(17)	(11)	(11)
Interest charged to the income statement	18	12	12
Modifications and terminations	—	(3)	(7)
Disposal of subsidiary (refer to Note 14.1)	(6)	—	—
Translation	10	(10)	2
Closing balance	214	141	171

Lease liabilities
Non-current	155	65	98
Current	59	76	73
Total	214	141	171
(1) The Group leases a number of assets as part of its activities. These primarily include gas pipelines, ore haulage and site services, mining equipment and property. All lease contracts contain market review clauses in the event that the Group exercises its option to renew. A maturity analysis of lease liabilities is provided in Note 34.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
The Group assesses whether a contract is or contains a lease, at inception of a contract. Various factors are considered in assessing whether an arrangement contains a lease, including whether a service contract includes the implicit right to substantially all the economic benefits from assets used in providing the service and whether the Group directs how and for what purpose the assets are used.
In determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The Group applies the considerations for short-
term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone-basis.
The Group recognises a right of use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets, where the recognition exemption is applied. For these leases, the Group recognises the lease payments as an operating expense on a straight-
line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The Group applies a single discount rate for contracts that share similar characteristics. The Group has determined that contracts that are denominated in the same currency will use a single discount rate. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.
Lease payments included in the measurement of the lease liability comprise:
•fixed lease payments (including in-substance fixed payments), less any lease incentives;
•variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•amount expected to be payable by the lessee under residual value guarantees;
•the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Group has made the accounting policy choice to classify finance costs paid in relation to a lease liability as financing activities in the statement of cash flows.
The Group remeasures the lease liability (and makes a corresponding adjustment to the related right of use asset) whenever:
•the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
•the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or
•a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right of use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.
The lease term is determined as the non-cancellable period of a lease, together with:
•periods covered by an option to extend the lease if the Group is reasonably certain to make use of that option; and / or
•periods covered by an option to terminate the lease, if the Group is reasonably certain not to make use of that option.
Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37
‘Provisions, Contingent Liabilities and Contingent Assets’. The costs are included in the related right of use asset, unless those costs are incurred to produce inventories.
Right of use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right of use asset reflects that the Group expects to exercise a purchase option, the related right of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The Group applies IAS 36 ‘Impairment of Assets’ to determine whether a right of use asset is impaired and accounts for any identified impairment loss accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17INTANGIBLE ASSETS

Figures in millions - US Dollars	Goodwill	Other	Total

Cost
Balance at 1 January 2023	105	95	200
Additions	—	1	1
Transfers and other movements (1)	—	1	—
Translation	—	(2)	(2)
Balance at 31 December 2023	105	95	200
Accumulated amortisation and impairments
Balance at 1 January 2023	—	94	94
Amortisation for the year	—	1	1
Translation	—	(2)	(2)
Balance at 31 December 2023	—	93	93
Net book value at 31 December 2023	105	2	107
Cost
Balance at 1 January 2024	105	95	200
Additions	—	1	1
Translation	(10)	—	(10)
Balance at 31 December 2024	95	96	191
Accumulated amortisation and impairments
Balance at 1 January 2024	—	93	93
Amortisation for the year	—	1	1
Translation	—	(1)	(1)
Balance at 31 December 2024	—	93	93
Net book value at 31 December 2024	95	3	98
Cost
Balance at 1 January 2025	95	96	191
Additions	—	2	2
Disposal of subsidiary	—	(10)	(10)
Translation	7	1	8
Balance at 31 December 2025	102	89	191
Accumulated amortisation and impairments
Balance at 1 January 2025	—	93	93
Amortisation for the year	—	1	1
Disposal of subsidiary	—	(10)	(10)
Translation	—	1	1
Balance at 31 December 2025	—	85	85
Net book value as 31 December 2025	102	4	106
(1)Transfers and other movements include amounts from asset reclassifications and amounts written off.
Impairment calculation assumptions for goodwill
2025
Based on an analysis carried out by the Group in 2025, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2025
Figures in millions - US Dollars	Carrying Value	Fair value less costs to dispose
Sunrise Dam	203	823
The Group determines the fair value less costs to dispose of the CGU to calculate the recoverable amount. As at 31 December
2025, the recoverable amount of Sunrise Dam exceeded its carrying amount by $620m. Sunrise Dam had $102m goodwill at 31
December 2025. The approved life-of-mine of Sunrise Dam is planned until 2033. The recoverable amount is derived from a discounted cash flow model using a nominal discount rate of 8.76%. This is a level 3 fair value measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
The estimates of future cash flows were derived from the life-of-mine plans where the life-of-mine plans include a material portion of value beyond Proven and Probable Mineral Reserve ounces (including Inferred Mineral Resource and mineral inventory).
These ounces are included in the discounted cash flow model based on a sliding scale of conversion factors to ensure risk-
adjusted progression of material reflecting geological confidence and economic viability. The conversion factors are applied to reflect a risk adjusted cash flow.
Life-of-mine plans are also impacted by estimated production as well as Mineral Reserve and Mineral Resource determination
(including mineral inventory). The Group continuously monitors production targets, including yield targets from currently mined ore-bodies, and models these results to other areas of the orebody and makes the required amendments. These amendments are manifested in the impairment models as changes in the years of the life-of-mine from year-to-year.
Assumptions used for the impairment calculations
The gold price assumption used in the impairment calculations represents the Group’s best estimate of the expected nominal short-term and long-term future price of gold based on consensus outlooks.
Foreign currency cash flows are translated at estimated exchange rates, based on consensus outlooks, and then discounted using appropriate discount rates for that currency.

Assumptions	Nominal gold price per oz ($)	Real gold price per oz ($)		Exchange rate (A$/US$)
	2025	2024	2023	2025	2024	2023
Year 1	3,900	2,650	1,995	0.69	0.65	0.68
Year 2	3,394	2,477	1,998	0.69	0.68	0.71
Year 3	3,250	2,101	1,785	0.69	0.70	0.72
Year 4	3,100	2,026	1,694	0.71	0.70	0.70
Year 5	2,878	1,988	1,666	0.71	0.69	0.70
Long-term	2,721	1,950	1,666	0.71	0.68	0.70
Sensitivity analysis
The key assumption that influences the recoverable amount is the expected gold prices. It is estimated that a decrease of the gold price assumptions by 22.8% would cause the recoverable amount of this CGU to equal its carrying amount. Management has determined that a reasonable possible change in the discount rate, foreign exchange and production (including mineral inventory) would not result in a material adjustment to the carrying value. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.
2024
Based on an analysis carried out by the Group in 2024, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2024
Figures in millions - US Dollars	Carrying Value	Fair value less costs to dispose
Sunrise Dam	166	566
As at 31 December 2024, the recoverable amount of Sunrise Dam exceeded its carrying amount by $400m. Sunrise Dam had
$95m goodwill at 31 December 2024. The approved life-of-mine of Sunrise Dam is planned until 2032. The fair value less costs to dispose is derived from a discounted cash flow model using a post-tax, real discount rate of 5%, which reflects specific market risk factors for the CGU. This is a level 3 fair value measurement.
The estimates of future cash flows were derived from the life-of-mine plans where the life-of-mine plans include a material portion of value beyond proven and probable Mineral Reserve ounces (including Inferred Mineral Resource and mineral inventory).
These ounces are included in the discounted cash flow model based on a sliding scale of conversion factors to ensure risk-
adjusted progression of material reflecting geological confidence and economic viability.
Life-of-mine plans are also impacted by estimated production as well as Mineral Reserve and Mineral Resource determination
(including mineral inventory). The Group continuously monitors production targets, including yield targets from currently mined

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
ore-bodies, and models these results to other areas of the orebody and makes the required amendments. These amendments are manifested in the impairment models as changes in the years of the life-of-mine from year-to-year.
Sensitivity analysis
The key assumption that influences the recoverable amount is the expected gold prices. It is estimated that a decrease of the gold price assumptions by 16.1% would cause the recoverable amount of this CGU to equal its carrying amount. Management has determined that a reasonable possible change in the discount rate, foreign exchange and production would not result in a material adjustment to the carrying value.
The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.
2023
Based on an analysis carried out by the Group in 2023, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2023
Figures in millions - US Dollars	Carrying Value	Fair value less costs to dispose
Sunrise Dam	228	263
As at 31 December 2023, the recoverable amount of Sunrise Dam exceeded its carrying amount by $35m. Sunrise Dam had
$105m goodwill at 31 December 2023. The approved life-of-mine of Sunrise Dam is planned until 2028; however, for impairment testing purposes, Mineral Resource not included in the current approved life-of-mine plan where management has high confidence in the orebody and economical recovery of gold, based on historical and similar geological experience, were included in the discounted cash flow model. The attributable Mineral Resource value ounces have been included in the discounted cash flow model applied based on a sliding scale of conversion factors to ensure risk-adjusted progression of material reflecting geological confidence and economic viability. The fair value less costs to dispose is derived from a discounted cash flow model using a real discount rate of 5%. This is a level 3 fair value measurement.
It is estimated that a decrease of the gold price assumptions by 2.3%, or an increase in the discount rate of 5.1% to 10.1%, or an increase of 2.4% in the A$/US$ exchange rate, would cause the recoverable amount of this CGU to equal its carrying amount.
The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked. The assumptions that had the most influence on the life-of-mine plans which form the basis of the assessment was the discount rate, foreign exchange and production. Management has determined that a reasonable possible change in these assumptions would not result in a material adjustment to the carrying value.

Significant accounting judgements and estimates
For the significant assumptions relating to impairments in general see Note 17. The forecasted gold price is considered a significant input with estimation uncertainty.
Value beyond Proven and Probable Mineral Reserve (including Inferred Mineral Resource and mineral inventory) have been included in the life-
of-mine plan for the Sunrise Dam CGU. The inclusion of the mineral inventory is supported by the repeated ability of the operation to replenish depleted Mineral Resource from exploration success providing confidence that the mineral inventory ounces included in the plan will be drilled, converted and mined over the life-of-mine. The capital investment and exploration required to convert and mine this additional material are included in the life-of-mine plan. These ounces are included in the discounted cash flow model based on a sliding scale of conversion factors to ensure risk-adjusted progression of material reflecting geological confidence and economic feasibility.

Accounting policies
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred, the amount of any non-
controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.
Goodwill is not amortised, is tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to CGUs for the purpose of impairment testing. No unallocated goodwill exists within the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
18 PRINCIPAL OPERATING SUBSIDIARIES AND JOINT OPERATIONS
AngloGold Ashanti plc is the ultimate parent of the Group. Its wholly-owned subsidiary, AngloGold Ashanti Holdings plc, a company incorporated in the Isle of Man, primarily holds all of the Group’s interests in companies incorporated outside of South
Africa. The following table presents each of the Group’s principal operating subsidiaries and joint operations (including direct and indirect holdings), the percentage of shares of each subsidiary and joint operation owned and the country of incorporation at 31
December 2025. There are no significant restrictions on the ability of the Group’s subsidiaries or joint operations to transfer funds to AngloGold Ashanti plc in the form of cash dividends or repayment of loans or advances.

			Percentage held
For the year ended 31 December	Country of incorporation	Holding	2025	2024	2023

Principal operating subsidiaries

AngloGold Ashanti Australia Limited (1)	Australia	Indirect	100	100	100
AngloGold Ashanti (Pty) Ltd	South Africa	Direct	100	100	100
AngloGold Ashanti Holdings plc	Isle of Man	Direct	100	100	100
AngloGold Ashanti USA Incorporated	United States of America	Indirect	100	100	100
AngloGold Ashanti Córrego do Sítio Mineração S.A.	Brazil	Indirect	100	100	100
AngloGold Ashanti (Ghana) Limited (2)	Ghana	Indirect	100	100	100
AngloGold Ashanti (Iduapriem) Limited	Ghana	Indirect	100	100	100
Cerro Vanguardia S.A.	Argentina	Indirect	92.50	92.50	92.50
Geita Gold Mining Limited	Tanzania	Indirect	100	100	100
Mineração Serra Grande S.A. (3)	Brazil	Indirect	—	100	100
Société AngloGold Ashanti de Guinée S.A.	Republic of Guinea	Indirect	85	85	85
Sukari Gold Mines Company	Egypt	Indirect	50	50	—

Unincorporated joint operation

Tropicana joint operation	Australia	Indirect	70	70	70

(1)Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.
(2)Operates the Obuasi mine in Ghana.
(3)Disposed by AngloGold Ashanti in December 2025. Refer to Note 14.1.
Non-controlling interests
The Group has subsidiaries with non-controlling interests. Except for Sukari Gold Mines Company (Sukari), which is part of the
Centamin group, none of the remaining non-controlling interests were material to the statement of financial position. Sukari and the Group have non-coterminous year-ends, with Sukari’s year-end being 30 June.

	2025
Name	Non-controlling interest % holding	Country of incorporation
Sukari Gold Mines Company	50	Egypt
Financial information of Sukari for the year ended 31 December is provided below:

Figures in millions - US Dollars	2025	2024

Profit allocated to material non-controlling interests	482	14
Accumulated balances of material non-controlling interests	1,758	1,836
Summarised financial information of Sukari for the year ended 31 December at 100% is as follows. The information is based on amounts including intercompany balances.

Figures in millions - US Dollars	2025	2024

Statement of profit or loss
Revenue	1,752	119
Profit for the period	964	33
Total comprehensive income for the period, net of tax	963	33
Attributable to non-controlling interests	482	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Distributions paid to non-controlling interests	(547)	(62)

Statement of financial position as at 31 December
Non-current assets	3,319	3,558
Current assets	355	319
Non-current liabilities	(47)	(54)
Current liabilities	(233)	(245)
Total equity	3,394	3,578

Statement of cash flows for the period ended 31 December
Cash inflow from operating activities	1,318	82
Cash outflow from investing activities	(254)	(19)
Cash outflow from financing activities	(1,120)	(74)
Net decrease in cash and cash equivalents	(56)	(11)

Accounting policies
Foreign currency translations
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of the parent company is United States Dollars.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.
Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency using closing rates of exchange at the reporting date for assets and liabilities, average rates of exchange for the year for income and expense items and historical rates of exchange for equity items. All resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity
(foreign currency translation reserve, or FCTR).
Exchange differences arising from the translation of the net investment in foreign operations are accounted for as other comprehensive income on consolidation. On disposal of the foreign operation, the resulting FCTR is recycled to the income statement. The settlement or partial settlement of a permanent loan which is considered part of the net investment in the foreign operation, with no change in the percentage shareholding, does not constitute a disposal or partial disposal of the foreign operation.

19INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	US Dollars
Figures in millions	2025	2024	2023
Carrying value
Investments in associates	78	43	38
Investments in joint ventures (1)	648	487	561
	726	530	599
(1)Cash dividends received from joint ventures amounted to $122m (2024: $88m; 2023: $180m).
Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.
Summarised financial information of immaterial associates(1) is as follows:

	US Dollars
Figures in millions	2025	2024	2023

Aggregate statement of profit or loss for associates (attributable)
Revenue	64	50	39
Operating expenses	(27)	(26)	(18)
Taxation	(10)	(7)	(5)
Profit for the year (2)	27	17	16
Total comprehensive income for the year, net of tax	27	17	16
(1) AngloGold Ashanti has a 42.4% interest in Rand Refinery (Pty) Ltd.
(2) Includes share of non-controlling interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Investments in material joint ventures comprise:

Name	Effective %			Description	Country of incorporation and operation
	2025	2024	2023
Kibali Goldmines S.A. (1)	45.0	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo
(1)AngloGold Ashanti has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds a 90% interest in Kibali Goldmines S.A.

	US Dollars
Figures in millions	2025	2024	2023

Carrying value of joint ventures
Kibali (Jersey) Limited	648	487	561

Impairment of investment in joint venture
Société d’Exploitation des Mines d’Or de Yatela S.A. (1)	—	(2)	(1)

The cumulative unrecognised share of losses of the joint ventures:
Société d’Exploitation des Mines d’Or de Yatela S.A. (1)	—	—	2
(1) On 17 October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40% interests in Société d’Exploitation des Mines d’Or de Yatela S.A. to the government of Mali.
Summarised financial information of the Kibali joint venture is as follows (not attributable) (1):

	US Dollars
Figures in millions	2025	2024	2023

Statement of profit or loss
Revenue	2,314	1,652	1,488
Other operating costs and expenses	(811)	(689)	(682)
Amortisation of tangible and intangible assets	(218)	(197)	(214)
Finance costs, unwinding of obligations and cash repatriation fee	(74)	(80)	(19)
Interest received	5	3	4
Share of profits of equity accounted joint venture	1	1	1
Taxation	(703)	(376)	(185)
Profit for the year	514	314	393
Total comprehensive income for the year, net of tax	514	314	393
Dividends received from joint venture (attributable)	122	88	180

Statement of financial position
Non-current assets	2,605	2,537	2,485
Current assets	297	302	215
Cash and cash equivalents	244	89	123
Total assets	3,146	2,928	2,823

Non-current financial liabilities	75	72	55
Other non-current liabilities	480	494	409
Current financial liabilities	692	958	1,023
Other current liabilities	476	347	144
Total liabilities	1,723	1,871	1,631

Net assets	1,423	1,057	1,192
Group’s share of net assets	712	529	596
Other (1)	(64)	(42)	(35)
Carrying amount of interest in joint venture	648	487	561

(1)Includes amounts relating to additional costs and contributions at acquisition as well as non-controlling interests related to Société Minière de Kilo-Moto S.A.
(SOKIMO).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
19INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Joint venture loan receivable
Kibali declared a dividend in specie through the distribution of a loan receivable to its shareholders. The loan receivable is set out in the following table:

Figures in millions	2025	2024

Opening balance	463	506
Dividend in specie declared (1)	—	70
Repayments	(161)	(149)
Interest accrued	31	36
Closing balance (2)	333	463
(1) During December 2024, a loan of $70m (2023: $506m) was granted which bears semi-annual interest at 7.675% (2023: 7.875%) and is repayable on demand.
This loan was fully settled in December 2025.
(2)Included in the statement of financial position as a short-term loan receivable of $133m (2024: $260m; 2023: $148m) and a long-term loan receivable of $200m
(2024: $203m; 2023: $358m) based on the Kibali Goldmines S.A. future estimated cash flows and the intention of when AngloGold Ashanti expects to receive settlement of the loan.

Accounting policies
A joint venture is an entity in which the Group holds a long-term interest and which the Group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. In a joint venture, the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. An associate is an investment over which the Group exercises significant influence, but not control or joint control, over the financial and operating policies and normally owns between 20% and 50% of the voting equity.
Joint ventures and associates are equity-accounted from the effective date of acquisition to the effective date of disposal. Any losses of equity-
accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such investees.
The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-
acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose. If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.
In the statement of cash flows, dividends received from joint ventures are included in operating activities as the Group has joint control over the strategic, financial and operating policy decisions. Dividends received from associates are included in investing activities as the Group only exercises significant influence over the financial and operating policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20INVENTORIES

	US Dollars
Figures in millions	2025	2024	2023

Non-current
Raw materials - ore stockpiles	175	158	2

Current
Raw materials
- ore stockpiles	340	289	238
- heap-leach inventory	16	17	14
Work in progress
- metals in process	73	66	51
- gold concentrate in process	—	—	1
Finished goods
- gold doré/bullion	58	77	64
- by-products	1	2	—
- gold concentrate	2	—	5
Total metal inventories	490	451	373
Mine operating supplies	586	604	456
	1,076	1,055	829
Total inventories(1)	1,251	1,213	831
(1)The amount of the write down of ore stockpiles, heap-leach inventory, work in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense is $10m (2024: $14m; 2023: $6m).

Accounting policies
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
•metals in process are valued at the average total production cost at the relevant stage of production;
•gold doré/bullion is valued on an average total production cost method;
•gold concentrate is valued on an average total production cost method;
•ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity and not expected to be processed in the next 12 months;
•by-products, which include silver and sulphuric acid, are valued using an average total production cost method;
•mine operating supplies are valued at average cost; and
•heap leach pad materials are measured on an average total production cost basis.
Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Inventory write downs are included in cost of sales.
Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21TRADE, OTHER RECEIVABLES AND OTHER ASSETS

	US Dollars
Figures in millions	2025	2024	2023
		Revised (1)	Revised (1)

Non-current
Deferred consideration asset (financial assets)	64	—	—
Prepayments	8	7	14
Recoverable tax, rebates, levies and duties	173	192	198
Other receivables (financial assets)	4	14	—
	249	213	212

Current
Trade receivables (financial assets)	122	47	25
Deferred consideration asset (financial assets)	46	—	—
Prepayments	63	59	41
Recoverable tax, rebates, levies and duties	183	145	119
Dividend receivable from Kibali joint venture	—	55	—
Other receivables (financial assets)	12	50	8
	426	356	193

Total trade, other receivables and other assets	675	569	405

There is a concentration risk of recoverability in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. The Group uses probability weighted discounting models together with the expected timing of recovery of these refunds to quantify the current fair value and related discounting effects which are updated at each reporting period.
Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and income taxes available for off-sets, if applicable. A reasonable possible change in the risk-free discount rate and/or expected timing of recovery used in the weighted probability model would not have a material impact on the fair value recognised.

These values are summarised as follows:
Recoverable value added tax (2)	206	215	229
Appeal deposits	85	70	51
(1) Contingent considerations of $48m for 2024 (2023: $48m) that were previously reported as part of trade receivables and other assets are now reported separately on the statement of financial position as a result of a change in presentation policy. The change was made to provide more relevant and reliable information to users of the financial statements given the nature and measurement basis of these receivables. Comparative periods have been reclassified.
(2)  Geita Gold Mining Limited in Tanzania VAT receivable balance was $171m (2024: $163m; 2023: $153m).
22CASH RESTRICTED FOR USE

	US Dollars
Figures in millions	2025	2024	2023
Non-current
Cash restricted for environmental and rehabilitation obligations (1)	44	41	34

Current
Cash restricted by prudential solvency requirements (2)	23	20	23
Cash balances held by joint operations	—	—	11
	23	20	34
Total cash restricted for use	67	61	68
(1)Reclamation bonds provided to the Environmental Protection Agency in Ghana and guarantees provided to Minas Gerais State Government in Brazil for environmental and rehabilitation obligations.
(2)Cash held by the Group's captive insurance company to maintain the solvency capital requirement.

Accounting policies
Cash restricted for use comprises cash and cash equivalents including amounts held in escrow, trust, and separate bank accounts. Cash restricted for use for more than 12 months after year-end is classified as a non-current financial asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
23CASH AND CASH EQUIVALENTS

	US Dollars
Figures in millions	2025	2024	2023

Cash and cash equivalents	2,905	1,425	964
Bank overdraft	(23)	(28)	(9)
Per Statement of Cash Flows	2,882	1,397	955

Accounting policies
Cash and cash equivalents comprise cash on hand, deposits on call and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which fairly approximates its fair value. For the purposes of the statement of cash flows, cash and cash equivalents is net of bank overdrafts as it forms an integral part of the Group’s cash management.
The Group has made the accounting policy choice to classify interest received as investing activities in the statement of cash flows.

24SHARE CAPITAL AND PREMIUM

	Number of shares
	2025	2024	2023

Issued and fully paid ordinary shares at a nominal value of $1

Ordinary shares issued at the beginning of the year	503,527,052	419,729,856	—
Issued in terms of the corporate restructuring	—	—	419,685,792
Issued in terms of acquisition of Centamin	—	82,497,229	—
Issued in terms of employee share awards	1,480,413	1,299,967	44,064
Ordinary shares issued at the end of the year	505,007,465	503,527,052	419,729,856

Accounting policies
Ordinary shares are classified as equity and incremental costs directly attributable to the issue of new shares or options are shown directly in equity as a deduction, net of tax, from the proceeds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25BORROWINGS

Figures in millions				US Dollars
				2025			2024	2023
	Expiry date	Currency	Interest Rate	Contract Amount	Available facilities (2)	Utilised facilities	Utilised facilities	Utilised facilities

Unsecured

Debt arrangements (1)
Rated bonds	November 2028	US dollar	3.375%	750	—	750	750	750
Rated bonds	October 2030	US dollar	3.75%	700	—	700	700	700
Rated bonds	April 2040	US dollar	6.5%	300	—	300	300	300
Unamortised loan costs						(16)	(20)	(23)
Interest accrued						11	11	11
						1,745	1,741	1,738
Banking facilities
Geita revolving credit facility (4)	February 2028	US dollar, Tanzanian shilling	SOFR+credit adj+6.7%, Tanzanian Treasury Bill+5%	302	5	299	—	189
Siguiri revolving credit facility (3)(4)	October 2028	US dollar	SOFR+8%	65	65	—	68	68
Multi-currency revolving credit facility (4)	June 2029	US dollar, Australian dollar	SOFR+credit adj+1.45%, BBSY+1.45%	1,400	1,400	—	175	244
						299	243	501
Total borrowings						2,044	1,984	2,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25 BORROWINGS (continued)
	US Dollars
Figures in millions	2025	2024	2023

Total borrowings	2,044	1,984	2,239
Current portion of borrowings	(19)	(83)	(207)
Total non-current borrowings	2,025	1,901	2,032

Amounts falling due
Within one year	19	83	207
Between one and two years	—	—	65
Between two and five years	1,732	918	985
After five years	293	983	982
	2,044	1,984	2,239

Change in liabilities arising from financing activities:
Reconciliation of borrowings (excluding lease liabilities) (5)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance	1,984	2,239	1,983
Proceeds from borrowings	285	655	343
Repayment of borrowings	(245)	(909)	(87)
Finance costs paid on borrowings	(106)	(114)	(99)
Deferred loan fees	4	—	(2)
Interest charged to the income statement	111	114	108
Translation	11	(1)	(7)
Closing balance	2,044	1,984	2,239

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings	106	114	99
Capitalised finance cost	—	—	—
Interest paid on tax liability	46	—	—
Commitment fees, utilisation fees and other borrowing costs	12	12	12
Total finance costs paid	164	126	111
(1) The rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti plc.
(2)Represents undrawn capital on borrowings facilities.
(3) During October 2025, the Siguiri revolving credit facility was repaid and extended.
(4) In terms of the multi-currency revolving credit facility, the Geita revolving credit facility and the Siguiri revolving credit facility agreements, the leverage ratio of
Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The revolving credit facility agreement also makes provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the RCF. The Group is required to demonstrate compliance with its financial maintenance covenant requirement every six months (i.e., at the end of each financial year and each half-year of each financial year). At 31 December 2025, the Group was in compliance with its financial maintenance covenant per the RCF agreement.
(5) Refer to Note 16 for changes in lease liabilities arising from financing activities.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
26ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

Figure in millions	Provision for decommissioning	Provision for restoration	Provision for silicosis	Other provisions (2)	Total

Balance at 1 January 2025	203	497	14	51	765
Changes in estimates - recognised in profit or loss (1)	—	74	1	63	138
Change in estimates - capitalised (1)	(3)	—	—	—	(3)
Acquired through asset acquisition (see Note 13.2)	—	2	—	—	2
Transfer to held for sale	—	(9)	—	—	(9)
Utilised during the year	—	(75)	(2)	(36)	(113)
Unwinding of provision	9	24	2	—	35
Disposal of subsidiary (see Note 14.1)	(7)	(9)	—	(14)	(30)
Translation	4	19	2	9	34
Balance at 31 December 2025	206	523	17	72	818
Current portion	3	86	5	37	131
Non-current portion	203	437	12	35	687

Figure in millions	Provision for decommissioning	Provision for restoration	Provision for silicosis	Other provisions	Total
Expected cash flows
Within one year	3	86	5	37	131
Between one and two years	5	42	5	35	87
Between two and five years	29	153	6	—	188
Between five and ten years	105	146	1	—	252
After ten years	64	96	—	—	160
	206	523	17	72	818

Figures in millions	2025

Sensitivity analysis - Provision for decommissioning (3)
A change in cash flows has a significant impact on the amounts recognised in the statement of financial position. A reasonable possible change in the discount rate used in the calculation would not have a material impact on the value of the decommissioning provision. A 10% change in the cash flows would have the following impact:

Effect of increase in assumptions:
10% change in cash flows	21
Effect of decrease in assumptions:
10% change in cash flows	(21)

Sensitivity analysis - Provision for restoration (3)
A change in cash flows has a significant impact on the amounts recognised in the income statement. A reasonable possible change in the discount rate used in the calculation would not have a material impact on the value of the restoration provision. A 10% change in the cash flows would have the following impact:

Effect of increase in assumptions:
10% change in cash flows	52
Effect of decrease in assumptions:
10% change in cash flows	(52)

(1)The change in estimates relating to the provision for decommissioning and restoration is attributable to shifts in discount rates from global economic assumption changes, alterations in mine plans affecting cash flows, updates in design for closure of tailings storage facilities and in revised methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life-of-mine.
(2)Other provisions comprise claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes. These liabilities are expected to be settled over the next five-year period.
(3)The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Environmental obligations
Pursuant to environmental regulations in the countries in which the Group operates, in connection with plans for the eventual end-of-life of its mines, the Group is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold
Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.
In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, the Group may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.
The following are the various bonds, guarantees or cash held at operations:

Figures in millions	2025	2024	2023

Australia
Amounts paid into Mine Rehabilitation Fund	11	9	9

Iduapriem
Cash component of bond	12	12	12
Bond guarantee, issued by ABSA Bank Ghana Limited, Standard Chartered Bank Ghana Ltd, Ecobank Ghana Ltd, United Bank for Africa, First Rand Bank Ghana Ltd and Stanbic Bank Ghana Ltd for a current carrying value of the liability of $61m (2024:$47m; 2023: $5m)	49	45	41
Obuasi
Cash component of bond	22	22	22
Bond guarantee issued by First National Bank Ghana Limited, Stanbic Bank Ghana Ltd and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $160m (2024: $148m; 2023: $168m)	30	30	30
Córrego do Sítio
Bank guarantee, issued by Banco De Desenvolvimento De Minas Gerais S.A., for a current carrying value of the liability of $130m (2024:$91m)	9	7	—
In some circumstances AngloGold Ashanti may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
Significant accounting estimates and judgements
Significant judgement is applied in estimating the cost of rehabilitation that will be required in future to rehabilitate the Group’s mines, related surface infrastructure and tailings dams. The final cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

2025

Group environmental rehabilitation (excluding Australia and Brazil environmental rehabilitation)
USD inflation rate (range)	1.8% - 2.8%
USD discount rate (range)	3.4% - 4.4%

Australia environmental rehabilitation
AUD inflation rate (range)	2.6% - 3.1%
AUD discount rate (range)	4.4% - 4.7%

Brazil environmental rehabilitation
Brazil inflation rate (range)	3.9% - 4.1%
Brazil discount rate (range)	5.5% - 5.6%

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
The Group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates.
Contingencies are included in the provision to cater for specific risks. Where the rehabilitation plans are only at a planning or conceptual stage and there is a low level of detail, this will require a higher contingency to cater for the risk and conversely a lower contingency is required where more detailed plans are available. This is in line with the engineering and environmental project management standard practice.

Environmental expenditure
The Group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the Group’s environmental management plans, in compliance with current environmental and regulatory requirements.
Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Decommissioning costs
The provision for decommissioning represents the cost that will arise from dismantling and removing an asset and restoring the site on which it is located. The obligation is incurred at the time the asset is put in place or as a consequence of using the asset for purposes other than to produce inventories. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement as finance costs. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs
The provision for restoration represents the cost of restoring site damage as a result of operating the asset to produce inventories. Changes in the provision are recorded in the income statement as a cost of production.
Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Other
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the
Group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS

	US Dollars
Figures in millions	2025	2024	2023

Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees	56	52	59
Other defined benefit plans	5	5	5
	61	57	64
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for healthcare benefits for employees and retired employees and their registered dependents.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. The last valuation was performed as at 31 December 2025.

Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year	52	59	66
Interest cost	5	6	6
Benefits paid	(6)	(6)	(6)
Actuarial gain	(1)	(6)	(2)
Translation	6	(1)	(5)
Balance at end of year	56	52	59

Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate	8.05%	9.92%	10.77%
Expected increase in healthcare costs	4.92%	6.86%	7.37%

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A 1% point change in assumed healthcare cost trend rates would have the following effect:
Effect on post-retirement benefit obligation – 1% point increase	4	3	4
Effect on post-retirement benefit obligation – 1% point decrease	(3)	(3)	(3)

The Company purchased annuities to partly meet its obligations to pay medical aid contributions. The annuities are payable monthly and cover 100% of the medical aid contributions payable to retired members.

Reimbursive right for post-retirement benefits
Balance at the beginning of the year	49	35	12
Premiums paid	—	20	21
Benefits paid	(6)	(6)	(6)
Interest income	5	4	2
Actuarial loss	(4)	(2)	7
Translation	7	(2)	(1)
Balance at end of year	51	49	35

The fair value of the right of reimbursement has been determined as the present value of expected future annuity payments payable by the insurer in respect of continuation members. The future annuity payments make appropriate allowance for future increases in line with CPI. The main inputs used in the valuation model are healthcare cost inflation of
3.67% (2024:5.61%), demographic assumptions and medical aid contribution increases of
4.92% (2024: 6.86%). This is considered a level 3 fair value input.

Table of Content
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US Dollars
Figures in millions	2025	2024	2023

Cash flows

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid through the purchased annuities:
2026	7	6	8
2027	7	6	8
2028	6	6	8
2029	6	6	7
2030	6	6	7
Thereafter	24	22	26

Accounting policies
Post-employment benefit obligations
Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.
The determination of the Group's obligation and expense for post-retirement liabilities, including the Group’s reimbursive asset relating to annuities purchased to fund the obligation, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, healthcare inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
Some of these obligations are funded with a purchased insurance policy to which the Group contributes premiums to. As this insurance policy does not meet the definition of a qualifying insurance policy the Group recognises its right to reimbursement under the insurance policy as a separate asset measured at fair value, similar to a defined benefit plan asset. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These assets are valued annually by independent qualified actuaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28DEFERRED TAXATION

	US Dollars
Figures in millions	2025	2024	2023
		Revised (2)	Revised (2)

Deferred taxation relating to temporary differences is made up as follows:
Liabilities (2)
Tangible assets (owned) (2)	685	612	548
Right of use assets	53	35	45
Inventories	19	24	26
Other (1)	39	40	25
	796	711	644
Assets
Provisions	216	202	207
Lease liabilities	59	39	50
Tax losses	18	41	110
Other	9	12	14
	302	294	381
Net deferred taxation liability	494	417	263

Included in the statement of financial position as follows:
Deferred tax assets (2)	106	85	132
Deferred tax liabilities (2)	600	502	395
Net deferred taxation liability (2)	494	417	263

(1)Provision has been made for taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures and associates, where the Group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $2,543m (2024: $2,904m; 2023: $1,334m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.
(2)Refer to Note 1.4 for the revision of the prior years.
29TRADE AND OTHER PAYABLES

	US Dollars
Figures in millions	2025	2024	2023

Financial liabilities
Trade payables (1)	558	566	432
Accruals	193	141	128
Derivative financial liabilities	—	—	15
Other financial liabilities	—	20	—

Non financial liabilities
Employee related payables	165	137	114
Other payables	85	93	83
Total trade and other payables	1,001	957	772
(1)      Current trade and other payables are non-interest bearing and normally settled within 60 days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30NET TAXATION LIABILITY

	US Dollars
Figures in millions	2025	2024	2023
		Revised (1)	Revised (1)

Balance at beginning of year (1)	276	128	89
Refunds during the year	11	6	36
Payments during the year	(742)	(189)	(116)
Taxation of items included in the income statement (1)	1,031	462	218
Offset of VAT and other taxes	(179)	(114)	(87)
Disposal of subsidiaries (2)	(12)	—	—
Translation	(11)	(17)	(12)
Balance at end of year (1)	374	276	128

Included in the statement of financial position as follows:
Trade, other receivables and other assets	(3)	(1)	(18)
Taxation liability (1)	377	277	146
	374	276	128
(1) Refer to Note 1.4 for the revision of the prior years.
(2) The amount has been settled subsequent to the disposal of subsidiary and is included as part of the taxation paid number per the Group cash flow statement. Refer to Note 14.1 disposal of subsidiary.
31CASH GENERATED FROM OPERATIONS

	US Dollars
Figures in millions	2025	2024	2023

Profit before taxation	4,276	1,672	63
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	—	(15)	9
Amortisation of tangible and right of use assets (Note 4)	1,286	751	657
Amortisation of intangible assets (Note 4)	1	1	1
Finance costs and unwinding of obligations (Note 6)	220	167	157
Environmental, rehabilitation, silicosis and other provisions	(64)	(57)	(75)
Net impairment (reversal of impairment)	40	(47)	234
Net loss (profit) on sale of assets and derecognition of assets	48	(14)	(14)
Other expenses (non-cash portion)	110	33	71
Finance income	(152)	(160)	(127)
Share of associates and joint ventures’ profit	(255)	(155)	(207)
Other non-cash movements	12	116	27
Other exchange losses	61	25	168
Movements in working capital	(174)	(254)	(93)
	5,409	2,063	871
Movements in working capital:
Increase in inventories	(57)	(78)	(58)
Increase in trade, other receivables and other assets	(219)	(182)	(117)
Increase in trade and other payables	102	6	82
	(174)	(254)	(93)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
32RELATED PARTIES

	US Dollars
Figures in millions	2025	2024	2023

Material related party transactions were as follows (not attributable):

Purchases and services acquired from related parties
Associates	11	12	12

Loan advanced to joint ventures and associates
Joint ventures	333	463	506

Key management remuneration
Key management remuneration includes executive and non-executive directors as well as executive management that held office in the current year.

US Dollar thousands						2025	2024	2023
	Base salary	Pension scheme benefits	Other benefits(1)	Annual cash bonus	Transition award (2)	Total (3)	Total	Total
Executive Directors	2,476	579	228	2,574	1,637	7,494	6,262	9,899

(1)  Other benefits include family health insurance, group life insurance, social security, relocation reimbursements and other benefits.
(2) Transition awards comprised one-third cash and two-thirds share awards.
(3) No regular share awards were earned during the 2025 performance year as the first vesting of the PSP awards will take place in 2027.

US Dollar thousands						2025	2024	2023
	Base salary	Pension scheme benefits	Other benefits(1)	Annual cash bonus	Transition award (2)	Total (3)	Total	Total
Executive Management	3,553	725	833	3,161	2,044	10,316	8,317	12,029

(1)Other benefits include family health insurance, group life insurance, social security, relocation reimbursements and other benefits.
(2)Transition awards comprised one-third cash and two-thirds share awards.
(3)No regular share awards were earned during the 2025 performance year as the first vesting of the PSP awards will take place in 2027.

US Dollar thousands				2025	2024	2023
	Director fees (1)	Committee fees (2)	Travel allowance	Total	Total	Total
Non-executive Directors	1,265	472	164	1,901	2,120	2,268

(1)Includes the annual base fee paid to NEDs as well as fees paid for special Board meetings.
(2)Includes the fee paid to the individual for their committee membership and committee chairperson role, where applicable, as well as fees paid for special committee meetings. In 2025, this included an additional Compensation and Human Resources Committee meeting in February 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
33CONTRACTUAL COMMITMENTS AND CONTINGENCIES

	US Dollars
Figures in millions	2025	2024	2023

Capital commitments
Acquisition of tangible assets
Contracted for	378	224	141
Not contracted for	811	345	392
Authorised based on Group’s approval framework (1)	1,189	569	533
Allocated to:
Non-sustaining capital
- within one year	260	289	240
- thereafter	253	—	74
	513	289	314
Sustaining capital
- within one year	666	280	205
- thereafter	9	—	14
	675	280	219

Share of underlying capital commitments of joint ventures included above	—	—	—

Purchase obligations
Contracted for
- within one year	741	640	428
- thereafter	945	595	271
	1,686	1,235	699
(1)Capital commitments increased in 2025 mainly due to sustaining capital for Sukari, and project capital for tailings storage facilities and Block 3 execution at Siguiri.
Purchase obligations
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries.
In addition, distributions from joint ventures are subject to relevant Board approvals.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The
Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Litigation claims
On 27 March 2023, Altius Royalty Corporation (Altius) initiated arbitration proceedings in Vancouver, B.C., Canada against
AngloGold Ashanti North America Inc. (AGANA) regarding the geographic scope of a 1.5% net smelter returns royalty. Altius asserted the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Arthur Gold Project (previously the Expanded Silicon project) as well as claims acquired in
2022 as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. On 7 January 2025, the arbitration panel delivered a partial award which made final rulings regarding the proper interpretation of the royalty agreement and scope of the royalty. The partial award directed the parties to confer in an attempt to reach mutual agreement regarding how its rulings in the partial award would apply to the lands controlled by AGANA. When agreement was not reached, the parties subsequently made further submissions to the arbitration panel advancing their respective understandings of the application of the partial award. Through that conferral and submission process, the parties agreed that (i) 2,400 mining claims were included within the royalty and (ii)
2,112 claims were excluded from the royalty. The parties could not agree on the royalty status of the remaining 1,978 claims. On
12 August 2025, the arbitration panel issued its final award in which it resolved the status of those still-disputed claims, holding that only 24 are subject to the royalty and the remaining 1,954 claims are excluded from the royalty. A memorandum relating to such final award was recorded with the Nye County Recorder’s Office on 11 March 2026 and this dispute is resolved.
Brazil - AngloGold Ashanti Mineração
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 on VAT, social security contributions, property taxes and federal contributions on royalties. The collective contingent liability on the various matters is $38m (2024: $37m) and has not been recognised as a liability. There is uncertainty whether the amounts are due under the applicable laws, but the Group believes there is a chance of an adverse outcome.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
34FINANCIAL RISK MANAGEMENT ACTIVITIES
The Group’s financial assets and liabilities are classified as set out below:

Figures in millions - US Dollars	At fair value through profit or loss	At fair value through other comprehensive income	At amortised cost
2025

Financial assets
Other investments	1	11	—
Loan receivable	—	—	333
Trade, other receivables and other assets	—	—	248
Contingent consideration assets	122	—	—
Cash restricted for use	—	—	67
Cash and cash equivalents	—	—	2,905

Financial liabilities
Borrowings	—	—	2,044
Lease liabilities	—	—	214
Trade and other payables	—	—	751
Bank overdraft	—	—	23

2024

Financial assets
Other investments	1	53	—
Loan receivable	—	—	463
Trade, other receivables and other assets (1)	—	—	111
Contingent consideration assets (1)	48	—	—
Cash restricted for use	—	—	61
Cash and cash equivalents	—	—	1,425

Financial liabilities
Borrowings	—	—	1,984
Lease liabilities	—	—	141
Trade and other payables	—	—	727
Bank overdraft	—	—	28

2023

Financial assets
Other investments	1	—	—
Loan receivable	—	—	506
Trade, other receivables and other assets (1)	—	—	33
Contingent consideration assets (1)	48	—	—
Cash restricted for use	—	—	68
Cash and cash equivalents	—	—	964

Financial liabilities
Borrowings	—	—	2,239
Lease liabilities	—	—	171
Trade and other payables	—	—	560
Derivative financial liabilities	15	—	—
Bank overdraft	—	—	9

(1) Contingent consideration, which was previously reported as part of trade, other receivables and other assets, is now reported separately on the statement of financial position as these assets have a different measurement basis. Comparative periods have been reclassified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
34FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
In the normal course of its operations, the Group is exposed to gold price and other commodity price risk, foreign exchange risk, interest rate risk, liquidity risk and credit risk. In order to manage these risks, the Group may enter into transactions which make use of derivatives. The Group does not acquire, hold or issue derivatives for speculative purposes. The Group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The Board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the Group
Risk management activities within the Group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the Group’s counterparties.
The financial risk management objectives of the Group are defined as follows:
•safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk
•effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures
•ensuring that investment and hedging transactions are undertaken with creditworthy counterparties and
•ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the Group and that they comply with all relevant regulatory and statutory requirements.
Capital management
The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders'
returns and ensures that the Group remains in a sound financial position.
The capital structure of the Group consists of net debt (borrowings as detailed in Note 25, offset by cash and bank balances detailed in Note 23) and equity of the Group (comprising share capital and premium and accumulated reserves and non-
controlling interests).
The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The Group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (leverage ratio). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Group’s
Revolving Credit Facility (RCF) agreements. The leverage ratio of Adjusted net debt to Adjusted EBITDA should not exceed
3.5 times. The RCFs also make provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the
RCFs.
At 31 December 2025, the Group was in compliance with all of the financial maintenance covenants per its loan agreements.
Market risk
Commodity price risk
Commodity price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold and Brent Crude oil. The Group currently does not have any derivative financial instruments to manage this risk.
Foreign exchange risk
The Group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the Group to the risk of fluctuations in foreign exchange rates.
The table below shows the significant currency exposure which arises mainly on borrowings and cash denominated in a currency other than the functional currency of entities within the Group. The amounts have been presented in US dollar by converting the foreign currency amount at the closing rate at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US Dollars
Figures in millions	2025	2024	2023

Cash and cash equivalents
Australian dollar	149	59	47
Ghanaian cedi	72	51	28

Borrowings
Tanzanian shilling	117	—	126

Sensitivity analysis
The following table discloses the approximate foreign exchange risk sensitivities at 31 December (assuming all other variables remain constant). Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

		US Dollars
Figures in millions		2025	2024	2023

Cash and cash equivalents
Australian dollar (AUD/$)	Spot +10%	(14)	(5)	(4)
Ghanaian cedi (GHS/$)	Spot +10%	(7)	(5)	(3)

Australian dollar (AUD/$)	Spot -10%	17	7	5
Ghanaian cedi (GHS/$)	Spot -10%	8	6	3

Borrowings
Tanzanian shilling (TZS/$)	Spot +10%	11	—	11
Tanzanian shilling (TZS/$)	Spot -10%	(13)	—	(14)

Interest rate risk
The Group's interest rate risk arises mainly from variable interest rate borrowings due to the volatility in the United States,
Australian and Tanzanian interest rates. Interest rate risk arising from borrowings is offset by cash and cash equivalents and restricted cash held at variable rates.

	US Dollars
Figures in millions	2025	2024	2023

Fixed rate instruments
Borrowings	1,745	1,741	1,738
Joint venture loan receivable	333	463	506

Variable rate instruments
Cash restricted for use	67	61	68
Cash and cash equivalents	1,425	929	742
Borrowings	299	243	501

Sensitivity analysis
The following table shows the approximate interest rate sensitivities of financial assets and financial liabilities at 31 December
(assuming that all other variables remain constant).
Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

		US Dollars
Figures in millions		2025	2024	2023

Cash and cash equivalents
United States dollar	1% increase	12	7	5
Australian dollar	1% increase	1	1	—

Borrowings
United States dollar	1% increase	(2)	(2)	(4)
Tanzanian shilling	1% increase	(1)	—	(1)

A decrease in interest rates would have the equal and opposite effect to the amounts disclosed above.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the Group's short-, medium- and long-term funding and liquidity management requirements.
In the ordinary course of business, the Group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The Group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.
The Group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (Note 25).
The contractual maturities of undiscounted financial liabilities, including interest payments, are as follows:

Figures in millions - US Dollars	Within one year	Between one and two years	Between two and five years	After five years	Total

2025
Non-derivative financial liabilities
Trade and other payables	751	—	—	—	751
Bank overdraft	23	—	—	—	23
Borrowings	108	106	1,915	485	2,614
Lease liabilities	74	44	86	71	275
Financial guarantee contract (1)	18	—	—	—	18
	974	150	2,001	556	3,681

2024
Non-derivative financial liabilities
Trade and other payables	727	—	—	—	727
Bank overdraft	28	—	—	—	28
Borrowings	157	82	1,144	1,231	2,614
Lease liabilities	85	35	27	22	169
	997	117	1,171	1,253	3,538

2023
Derivative financial liabilities
Oil forward contracts	15	—	—	—	15

Non-derivative financial liabilities
Trade and other payables	560	—	—	—	560
Bank overdraft	9	—	—	—	9
Borrowings	312	160	1,255	1,277	3,004
Lease liabilities	75	65	18	29	187
	971	225	1,273	1,306	3,775
(1) Carrying value at 31 December 2025 is immaterial as the likelihood of default is considered remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The Group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.
Overview of the credit risk profile of financial institutions is as follows:

	2025	2024	2023

Cash and cash equivalents
Low (AAA to A-)	91%	83%	82%
Medium (BBB to B-)	8%	14%	12%
High (CCC+ and below)	1%	3%	6%

Restricted cash
Low (AAA to A-)	—%	—%	16%
Medium (BBB to B-)	100%	100%	84%

Trade receivables which are recognised on settlement mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material. Trade and other receivables, that are past due but not impaired totalled $9m (2024: $14m; 2023: $14m).
The Group is also exposed to credit risk relating to the deferred consideration assets of $110m recognised in 2025 on the sale of the Doropo assets. The Group has assessed the credit rating of the counterparty to be medium (B credit rating) which has resulted in no significant expected credit losses to be recognised. In addition, the Kibali loan receivable of $333m (2024: $463m;
2023: $506m) was assessed to have low credit risk at initial recognition and continues to be assessed as low credit risk at the reporting date. The counterparty is a joint venture entity in which the Group has an equity interest and is subject to ongoing governance, oversight and financial reporting to the Group. Given the strong credit profile of the counterparty, ongoing repayments, and the governance and oversight arrangements in place, the probability of default is considered low. Accordingly, no material expected credit losses have been recognised on the loan receivable as at the reporting date.
The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.
Fair value of financial instruments
Fair value is determined using valuation techniques as outlined below, unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3:inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December.

Figures in millions	US Dollars
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Valuation method	Significant inputs	Fair value hierarchy of inputs
	As at December	As at December	As at December	As at December	As at December	As at December
Financial instrument	2025		2024		2023

At fair value through profit and loss
Contingent consideration asset - Mponeng (1)(2)	23	23	23	23	26	26	Probability weighted discounted cash flow	The production plan over the contingent consideration period	Level 3
Contingent consideration asset - Gramalote (1)(2)	18	18	25	25	22	22	Probability weighted discounted cash flow	Stage gate payments over the contingent period and discount rates	Level 3
Contingent consideration asset - Mansala (2)	23	23	—	—	—	—	Probability weighted discounted cash flow	Contingent payment and discount rates	Level 3
Contingent consideration asset - ABC (2)	14	14	—	—	—	—	Probability weighted discounted cash flow	Stage gate payments over the contingent period and discount rates	Level 3
Contingent consideration asset - MSG (2)	44	44	—	—	—	—	Discounted cash flow	The production plan over the contingent consideration period, forecasted gold prices and discount rates	Level 3
Derivative financial liability - gold zero-cost collar contracts (3)	—	—	—	—	15	15	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding ounces of gold on open contracts, risk free rates and volatilities	Level 2
At fair value through other comprehensive income
Listed equity investments	11	11	53	53	—	—			Level 1
At amortised cost
Borrowings - Rated bonds	1,729	1,745	1,631	1,741	1,567	1,738			Level 1
Borrowings - Revolving Credit Facilities	299	299	243	243	501	501	Discounted cash flow	Market related interest rates	Level 3
Deferred consideration asset - Doropo (4)	110	110	—	—	—	—	Discounted cash flow	Deferred payments over the consideration period and discount rates	Level 3
Joint venture loan receivable	333	333	463	463	506	506	Discounted cash flow	Market related interest rates	Level 3

(1)The line item description has been updated from deferred compensation asset to contingent consideration asset to align with the nature of the receivable and to clearly distinguish from receivables that are deferred but not contingent.
(2)Included in the statement of financial position in current and/or non-current contingent considerations.
(3)Included in the statement of financial position in current trade and other payables.
(4)Included in the statement of financial position in current and non-current trade, other receivables and other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
Reconciliation of the contingent consideration assets
A reconciliation of the contingent consideration assets included in the statement of financial position is set out in the following table:

	US Dollar millions
Figures in millions	2025	2024	2023
Opening balance	48	48	12
Unwinding of the contingent consideration assets	—	4	1
Changes in estimates - fair value adjustments (1)	13	3	14
Contingent consideration assets recognised on sale of business	78	—	22
Part repayment of contingent consideration asset - Mponeng	(19)	(6)	—
Translation	2	(1)	(1)
Closing balance (2)	122	48	48

(1)Included in the income statement in foreign exchange and fair value adjustments.
(2)Included in the statement of financial position as part of non-current assets $60m (2024: $30m; 2023: $42m) and current assets $62m (2024: $18m; 2023: $6m).
Contingent consideration asset – Mponeng
As at 31 December 2025, the contingent consideration asset of $23m (2024: $23m) was valued using production plans over the contingent consideration period as received from Harmony. The cash flows were not discounted in 2025 as the contingent consideration asset is considered current and were discounted in 2024 with a discount rate of 8.0%. As at 31 December 2025, no portion of the contingent consideration related to Harmony developing below infrastructure has been included in the contingent consideration asset as this project is at an early stage.
A reasonable possible change in the ounces of gold produced used in the weighted probability calculation would not have a material impact on the fair value of the contingent consideration asset.
Contingent consideration asset – Gramalote
As at 31 December 2025, the contingent consideration asset of $18m (2024: $25m) was valued using a discount rate of 10.6%
(2024: 9.4%) and future stage gate payments as per the purchase agreement.
A reasonable possible change in the timing of future stage gate payments used in the weighted probability calculation would not have a material impact on the fair value of the contingent consideration asset.
Contingent consideration asset – Mansala and ABC
As at 31 December 2025, the contingent consideration asset of $23m for Mansala and $14m for ABC was valued using a discount rate of 9.3% for Mansala and 12.8% for ABC and production plans over the contingent consideration period and forecasted gold prices for ABC.
A reasonable possible change in the ounces of gold produced or the gold price used in the calculation would not have a material impact on the fair value of the contingent consideration asset.
Contingent consideration asset – MSG
As at 31 December 2025, the contingent consideration asset of $44m was valued using a discount rate of 8%, production plans over the contingent consideration period and forecasted gold prices.
A reasonable possible change in the ounces of gold produced or the gold price used in the calculation would not have a material impact on the fair value of the contingent consideration asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting policies
Financial instruments are initially recognised at fair value when the Group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL), which are expensed. The subsequent measurement of financial instruments is dealt with below.

Financial liabilities
Financial liabilities are classified as measured at amortised cost using the effective interest method. Financial liabilities subsequently measured at amortised cost compromises interest bearing borrowings, bank overdrafts and trade and other payables.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognised at fair value.
The Group has elected the accounting policy choice to classify finance costs paid in relation to borrowings as financing activities in the statement of cash flows.

Financial assets
A financial asset is classified as measured at:
•Amortised cost;
•Fair value through other comprehensive income (FVTOCI) - equity instruments; or
•FVTPL.
Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest method. The trade receivables from provisional gold concentrate sales are carried at fair value through profit or loss and are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.
Assets at FVTPL include contingent consideration assets. These assets are subsequently measured at fair value. Net gains or losses are recognised in the income statement.
Assets at FVTOCI include listed equity instruments which are subsequently measured at fair value. Net gains or losses are recognised in other comprehensive income and never reclassified to the income statement.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises.

35SUBSEQUENT EVENTS
Dividend declaration - On 20 February 2026, AngloGold Ashanti plc announced the payment of a gross interim cash dividend for the three months ended 31 December 2025 of 173 US cents per ordinary share.
Geopolitical developments - Subsequent to the reporting date, geopolitical tensions in the Middle East escalated following military conflict involving Iran and Israel. Management has assessed this event and concluded that it represents a non-adjusting subsequent event as the escalation occurred after the reporting date and does not provide evidence of conditions that existed at that date.
The Group has no direct operations in the affected region; however, the conflict has contributed to increased volatility in global financial markets and commodity prices, including the price of gold. In addition, the Group continues to monitor potential indirect impacts on operating costs, including diesel and other energy inputs, which represent a significant component of mining and processing costs.
At the date of authorisation of these financial statements, management has not identified any direct operational disruptions or financial impacts requiring adjustment to the amounts recognised in the consolidated financial statements. The Group will continue to monitor developments and assess any potential implications for commodity prices, operating costs and global economic conditions.

PAGE LEFT BLANK INTENTIONALLY
E-1
ITEM 19:EXHIBITS

Exhibit Number	Description	Remarks

Exhibit 19.1	Articles of Association of AngloGold Ashanti plc adopted on 25 September 2023	Incorporated by reference to Exhibit 19.1 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.2.1	Indenture for guaranteed debt securities, dated as of 28 April 2010, among AngloGold Ashanti Holdings plc, as issuer, the guarantor party thereto, and The Bank of New York Mellon, as trustee
Incorporated by reference to Exhibit 4.2 to
AngloGold Ashanti (Pty) Ltd (formerly known as
AngloGold Ashanti Limited) and AngloGold
Ashanti Holdings plc’s Registration Statement on
Form F-3 (Nos. 333-182712 and 333-182712-02)
filed with the Securities and Exchange
Commission on 17 July 2012

Exhibit 19.2.2
First Supplemental Indenture, dated as of 23
September 2023, among AngloGold Ashanti
Holdings plc, as issuer, AngloGold Ashanti
Limited (currently known as AngloGold
Ashanti (Pty) Ltd), as guarantor, AngloGold
Ashanti plc, as successor guarantor, and The
Bank of New York Mellon, as trustee
Incorporated by reference to Exhibit 19.2.2 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.2.3	Form of 6.50% Notes due 2040 and related Guarantee
Incorporated by reference to Exhibit 99(C) to
AngloGold Ashanti (Pty) Ltd (formerly known as
AngloGold Ashanti Limited) and AngloGold
Ashanti Holdings plc’s Registration Statement on
Form 8-A (Nos. 001-14846 and 001-34725) filed
with the Securities and Exchange Commission
on 28 April 2010

Exhibit 19.2.4	Form of 3.75% Notes due 2030 and related Guarantee
Incorporated by reference to Exhibit 4.1 to
AngloGold Ashanti (Pty) Ltd (formerly known as
AngloGold Ashanti Limited) and AngloGold
Ashanti Holdings plc’s report on Form 6-K (Nos.
001-14846 and 001-34725) filed with the
Securities and Exchange Commission on 1
October 2020

Exhibit 19.2.5	Form of 3.375% Notes due 2028 and related Guarantee
Incorporated by reference to Exhibit 4.1 to
AngloGold Ashanti (Pty) Ltd (formerly known as
AngloGold Ashanti Limited) and AngloGold
Ashanti Holdings plc’s report on Form 6-K
(Nos. 001-14846 and 001-34725) filed with the
Securities and Exchange Commission on 22
October 2021

Exhibit 19.2.6	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	Filed herewith

Exhibit 19.4.1	2023 Deferred Share Plan of AngloGold Ashanti plc	Incorporated by reference to Exhibit 99.1 to AngloGold Ashanti plc’s Registration Statement on Form S-8 (No. 333-274681) filed with the Securities and Exchange Commission on 25 September 2023

Exhibit 19.4.2	2024 Omnibus Incentive Compensation Plan of AngloGold Ashanti plc	Incorporated by reference to Exhibit 99.1 to AngloGold Ashanti plc’s Registration Statement on Form S-8 (No. 333-278925) filed with the Securities and Exchange Commission on 25 April 2024
E-2

Exhibit Number	Description	Remarks

Exhibit 19.4.3.1
Syndicated Multi-currency Revolving Credit
Facility Agreement, dated as of 9 June 2022,
among AngloGold Ashanti Holdings plc and
AngloGold Ashanti Australia Limited, as
borrowers, and the Bank of Nova Scotia, as
facility agent, and the financial institutions
party thereto, as lenders (the “2022 multi-
currency RCF”)

Incorporated by reference to Exhibit 19.4.4.1 to
AngloGold Ashanti (Pty) Ltd’s (formerly known as
AngloGold Ashanti Limited’s) Annual Report on
Form 20-F (No. 001-14846) filed with the
Securities and Exchange Commission on 17
March 2023

Exhibit 19.4.3.2	Extension request letter relating to the 2022 multi-currency RCF, dated as of 24 May 2023, between AngloGold Ashanti Holdings plc, as obligors’ agent, and the Bank of Nova Scotia, as agent	Incorporated by reference to Exhibit 19.4.2.2 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.4.3.3	Amendment Agreement relating to the 2022 multi-currency RCF, dated as of 7 November 2023, between AngloGold Ashanti Holdings plc, as obligors’ agent, and the Bank of Nova Scotia, as agent	Incorporated by reference to Exhibit 19.4.2.3 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.4.3.4	Extension request letter relating to the 2022 multi-currency RCF, dated as of 4 July 2024, between AngloGold Ashanti Holdings plc, as obligors’ agent, and the Bank of Nova Scotia, as agent	Incorporated by reference to Exhibit 19.4.3.4 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 15 April 2025.

Exhibit 19.4.4.1	Employment contract of Alberto Calderon — Chief Executive Officer	Filed herewith

Exhibit 19.4.4.2	Employment contract of Gillian Ann Doran — Chief Financial Officer	Incorporated by reference to Exhibit 19.4.3.2 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.8	List of AngloGold Ashanti plc subsidiaries	Filed herewith

Exhibit 19.11	AngloGold Ashanti plc Insider Trading Group Standard	Filed herewith

Exhibit 19.12.1	Certification of Alberto Calderon as Chief Executive Officer of AngloGold Ashanti plc, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002	Filed herewith

Exhibit 19.12.2	Certification of Gillian Ann Doran as Chief Financial Officer of AngloGold Ashanti plc, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002	Filed herewith

Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit 19.15.1	Consent of PricewaterhouseCoopers Inc., independent registered public accounting firm	Filed herewith

E-3

Exhibit Number	Description	Remarks

Exhibit 19.15.2	Consent of the Chairperson of the Mineral Resource and Mineral Reserve Leadership Team	Filed herewith

Exhibit 19.15.3	Arthur Gold Project, Nevada, Technical Report Summary on a Pre-feasibility Study, current at 31 December 2025	Incorporated by reference to Exhibit 96.1 to AngloGold Ashanti plc’s report on Form 6-K (No. 001-41815) filed with the Securities and Exchange Commission on 26 March 2026

Exhibit 19.15.4	Consents of the Qualified Persons for Arthur Gold Project, Nevada, Technical Report Summary on a Pre-feasibility Study	Filed herewith

Exhibit 19.15.5	Geita Gold Mine, Tanzania, Technical Report Summary, current at 31 December 2025	Incorporated by reference to Exhibit 96.2 to AngloGold Ashanti plc’s report on Form 6-K (No. 001-41815) filed with the Securities and Exchange Commission on 26 March 2026

Exhibit 19.15.6	Consents of the Qualified Persons for Geita Gold Mine, Tanzania, Technical Report Summary	Filed herewith

Exhibit 19.15.7	2023 Technical Report Summary, Obuasi, A Life-of-Mine Summary Report, effective as of 31 December 2023	Incorporated by reference to Exhibit 19.15.7 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024

Exhibit 19.15.8	Consents of the Qualified Persons for 2023 Technical Report Summary, Obuasi, A Life- of-Mine Summary Report	Filed herewith

Exhibit 19.15.9	Kibali Gold Mine, Democratic Republic of Congo, Technical Report Summary, current at 31 December 2025	Incorporated by reference to Exhibit 96.4 to AngloGold Ashanti plc’s report on Form 6-K (No. 001-41815) filed with the Securities and Exchange Commission on 26 March 2026

Exhibit 19.15.10	Consents of the Qualified Persons for Kibali Gold Mine, Democratic Republic of Congo, Technical Report Summary	Filed herewith

Exhibit 19.15.11	Sukari Gold Mine, Egypt, Technical Report Summary, current at 31 December 2025	Incorporated by reference to Exhibit 96.3 to AngloGold Ashanti plc’s report on Form 6-K (No. 001-41815) filed with the Securities and Exchange Commission on 26 March 2026

Exhibit 19.15.12	Consents of the Qualified Persons for Sukari Gold Mine, Egypt, Technical Report Summary	Filed herewith

Exhibit 19.16	Mine Safety Disclosure	Filed herewith

Exhibit 19.17	Subsidiary Issuer of Guaranteed Securities	Filed herewith

Exhibit 19.97	AngloGold Ashanti plc Incentive Compensation Recovery Policy	Incorporated by reference to Exhibit 19.97 to AngloGold Ashanti plc’s Annual Report on Form 20-F (No. 001-41815) filed with the Securities and Exchange Commission on 25 April 2024.

Exhibit 19.101	Interactive Data Files
E-4

Exhibit Number	Description	Remarks

Exhibit 19.104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 19.101)
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
ANGLOGOLD ASHANTI PLC
/s/ G A Doran

Name	:	Gillian Ann Doran
Title	:	Chief Financial Officer
Date	:	26 March 2026